Form 10-K, Exhibit 13
period 1996-12-31
TELEWEST COMMUNICATIONS PLC /NEW/
filed 1997-03-28
CIK 949606

                                                                     EXHIBIT 13
24 o TELEWEST COMMUNICATIONS plc


FINANCIAL REVIEW

[THE FOLLOWING TABLES WERE REPRESENTED BY 2 BAR CHARTS IN THE PRINTED MATERIAL.]

1993                   40,338           TOTAL
1994                   72,027           REVENUE
1995                  144,784           (pound)000
1996                  290,266



                                                         GROSS PROFIT:
                                                         (revenue less
 1993          1994             1995          1996       direct costs)
 ----          ----             ----          ----
  54%           58%             57%            58%       gross profit ((pound))
21,732        41,813          83,064        167,788      gross margin (%)
                                                         (gross profit divided
                                                         by revenue)

--------------------------------------------------------------------------------

To comply with applicable UK and US securities regulations, Telewest Communications plc prepares financial statements under UK and US generally accepted accounting principles ("GAAP") both of which are included in this report. Financial statements prepared under UK GAAP can be found on pages 48 to 66; financial statements prepared under US GAAP can be found on pages 67 to 87.

   The acquisition of SBCC on 3 October 1995 has been accounted for in the 1995 consolidated financial statements under the acquisition method of accounting. Therefore the 1995 consolidated profit and loss account includes the results of SBCC from 3 October 1995 to 31 December 1995. The 1996 consolidated profit and loss account includes the results of SBCC for the full year.

   In the discussion of the financial results that follows, unless specifically noted, all references to figures are identical under UK and US GAAP.

SUMMARY OF OPERATIONS YEARS ENDED
31 DECEMBER 1996 AND 1995.

The Group's consolidated revenue increased by (pound)145.5 million or 100% from (pound)144.8 million in 1995 to (pound)290.3 million in 1996. The increase was attributable to the inclusion of the results of the former SBCC franchises for a full year in 1996 and to the larger customer base created by the enlarged Group's continuing network construction.

Cable television revenue

Cable television revenue increased by 87% from (pound)64.7 million in 1995 to (pound)121.2 million in 1996. The increase was primarily attributable to a 74% increase (from 253,049 to 440,212) in the average number of customers in 1996 over 1995. The increase in the average number of customers results from the inclusion for a full year in 1996 of the results of the former SBCC franchises (which contributed an average of 165,855 customers in 1996 compared to an average of 35,192 customers in 1995) and from an increase in the number of homes passed and marketed in the other

                                                25 o TELEWEST COMMUNICATIONS plc

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]


             North East         49%               HOMES PASSED AND
       ----------------------------------         PERCENTAGE COMPLETED
             South East         37%
       ----------------------------------         1996 build
             South West         71%
       ----------------------------------
           London South         90%
       ----------------------------------
               Midlands         67%
       ----------------------------------
               Scotland         78%
       ----------------------------------
             North West         68%
       ----------------------------------
       Telewest overall         65%

--------------------------------------------------------------------------------


CONSOLIDATED FINANCIAL HIGHLIGHTS
(all amounts in (pound)million)
                                                           UK GAAP                                          US GAAP
                                     ----------------------------------------------    ---------------------------------------------
Year ended 31 December                  1996     1995       1995      1994     1993    1996        1995      1995      1994    1993
                                                         Pro forma  Predecessor                            Pro forma
REVENUE                         Note                                Businesses
------------------------------------------------------------------------------------------------------------------------------------
Cable television                      121.2      64.7       83.7      35.9     20.7    121.2       64.7      83.7      35.9    20.7
Telephony - residential               125.0      57.6       81.2      23.5     11.3    125.0       57.6      81.2      23.5    11.3
Telephony - business                   34.6      17.4       20.6       8.8      4.9     34.6       17.4      20.6       8.8     4.9
Other                                   9.5       5.1        5.7       3.8      3.4      9.5        5.1       5.7       3.8     3.4
------------------------------------------------------------------------------------------------------------------------------------

Total revenue                         290.3     144.8      191.2      72.0     40.3    290.3      144.8     191.2      72.0    40.3
------------------------------------------------------------------------------------------------------------------------------------


OPERATING COSTS AND EXPENSES
Programming                           (69.9)    (32.2)     (42.9)    (15.5)    (8.4)   (69.9)     (32.2)    (42.9)    (15.5)   (8.4)
Telephony                             (52.7)    (29.5)     (38.7)    (14.7)   (10.2)   (52.7)     (29.5)    (38.7)    (14.7)  (10.2)
Selling, general and administrative  (167.3)   (105.4)    (137.8)    (60.4)   (32.5)  (167.3)    (105.4)   (137.8)    (60.4)  (32.5)
Depreciation                         (129.7)    (61.5)     (82.3)    (30.3)   (17.6)  (129.7)     (60.0)    (80.8)    (30.3)  (17.6)
Amortisation                      1     -         -          -         -        -      (26.1)      (7.9)    (25.3)     (1.8)   (0.8)
------------------------------------------------------------------------------------------------------------------------------------

                                     (419.6)   (228.6)    (301.7)   (120.9)   (68.7)  (445.7)    (235.0)   (325.5)   (122.7)  (69.5)
------------------------------------------------------------------------------------------------------------------------------------

Operating loss                       (129.3)    (83.8)    (110.5)    (48.9)   (28.4)  (155.4)     (90.2)   (134.3)    (50.7)  (29.2)

OTHER INCOME (EXPENSE)
Share of loss of affiliates           (15.2)    (12.1)     (12.1)     (8.5)    (7.5)   (16.0)     (12.8)    (12.8)     (8.5)   (7.5)
Financial expenses, net           2  (105.4)    (18.8)     (25.3)     (7.8)    (0.7)   (90.8)     (34.6)    (41.1)     (6.2)   (0.7)
Other                                  (1.0)     (0.7)      (0.7)      -        -       (0.2)       0.1       0.1       -       -
------------------------------------------------------------------------------------------------------------------------------------

Net loss before extraordinary item   (250.9)   (115.4)    (148.6)    (65.2)   (36.6)  (262.4)    (137.5)   (188.1)    (65.4)  (37.4)
Extraordinary item                3     -         -          -         -        -        -          -         -         7.3     -
------------------------------------------------------------------------------------------------------------------------------------

Net loss                             (250.9)   (115.4)    (148.6)    (65.2)   (36.6)  (262.4)    (137.5)   (188.1)    (58.1)  (37.4)
====================================================================================================================================

Note 1 Under UK GAAP goodwill related to acquisitions is written off to reserves at time of purchase. Under US GAAP goodwill is generally amortised over 20 years.

Note 2 The accounting treatment for financial instruments is different under UK and US GAAP, as explained in the financial statements.

Note 3 Amount represents the unrealised gain embedded in interest rate swaps which were marked to market for US GAAP purposes but not for UK GAAP purposes.

Pro forma information has been included for 1995 to demonstrate the effect of including the results of former SBCC franchises for the full year ended 31 December 1995. The pro forma information is not commented upon in the Financial Review.

For the purposes of comparison, UK GAAP consolidated financial highlights for 1994 and 1993 are shown to reflect the results of certain predecessor businesses which were acquired by the Group in November 1994. The results of predecessor businesses do not include the results of former SBCC franchises.

26 o TELEWEST COMMUNICATIONS plc

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                                                         GROSS PROFIT:
                                                         RESIDENTIAL TELEVISION
                                                         (revenue less  program-
 1993          1994             1995          1996       ming expense)
 ----          ----             ----          ----
  59%           57%             50%            42%       gross profit ((pound))
12,326        20,375          32,546         51,318      gross margin (%)
                                                         (gross profit divided
                                                         by revenue)

--------------------------------------------------------------------------------

franchises (from 1,142,860 at 31 December 1995 to 1,460,463 at 31 December
1996).

   Average monthly revenue per cable television customer increased 8% from (pound)21.32 in 1995 to (pound)22.95 in 1996. This was a result of an increase in the basic channel charge implemented in December 1995 and the additional revenue generated from pay-per-view programming. This was, however, partially offset by a decrease in the average number of premium channels purchased per customer due to the inclusion for a full year in 1996 of the results of the former SBCC franchises which historically have had a lower average number of premium channels purchased per customer.

Telephony revenue

Telephony revenue increased by 113% from (pound)75.0 million in 1995 to (pound)159.6 million in 1996.

     Residential telephony revenue increased by 117% from (pound)57.6 million in 1995 to (pound)125.0 million in 1996. Business telephony revenue increased by 98% from (pound)17.4 million in 1995 to (pound)34.6 million in 1996.

     The increase in residential telephony in 1996 over 1995 was primarily due to a 119% increase (from 234,400 to 514,156) in the average number of residential lines. This increase resulted from the inclusion for a full year in 1996 of the results of the former SBCC franchises (which contributed an average of 229,751 lines in 1996 compared to an average of 45,117 lines in 1995), and from an increase in the number of homes passed and marketed in the other franchises (from 968,863 at 31 December 1995 to 1,380,484 at 31 December 1996). The revenue increase from the growth in the average number of residential lines was slightly offset by a 1% decrease in the average monthly revenue per residential line, from (pound)20.48 in 1995 to (pound)20.26 in 1996. This decrease was mainly attributable to price reductions in per minute call charges in response to price cutting by BT, the Group's main competitor in residential telephony, which were offset by increases in line rental rates. The Group intends to continue to reduce per minute call tariffs as necessary to compete effectively and to seek to mitigate the revenue impact of these reductions through higher line rentals and increased call volumes resulting from increased marketing.

     The increase in business telephony revenue in 1996 over 1995 was primarily attributable to a 114% increase (from 24,681 to 52,849) in the average number of business telephony lines in 1996, which was partially offset by an 8% decrease in the average monthly revenue per business line, from (pound)58.92 in 1995 to (pound)54.50 in 1996. This decrease was attributable to price reductions in per minute call charges in response to competition and increased sales of Centrex, a new business telecommunications product which provides more lines to customers but has a lower average monthly revenue per line.

     Other revenue increased by 89% from (pound)5.0 million in 1995 to (pound)9.5 million in 1996. Other revenue is derived primarily from management services provided to Affiliated Companies, cable publications and network management services provided to other operators, and advertising sales.

Operating costs and expenses

The Group's consolidated operating costs and expenses (which include direct costs of programming and interconnection; selling, general and administrative expenses; depreciation expense and amortisation expense) increased by 84% from (pound)228.6 million in 1995 to (pound)419.6 million in 1996. (90% under US GAAP from (pound)235.0 million in 1995 to (pound)445.7 million in 1996.)

   Programming fees are the largest component of the Group's operating costs in providing cable television services. The Group obtains most of its programming under contracts which provide for payments based upon the number of customers.

                                                27 o TELEWEST COMMUNICATIONS plc

  [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIAL.]

                                                         GROSS PROFIT:
                                                         COMBINED TELEPHONY
                                                         (revenue less
 1993          1994             1995          1996       telephony expenses)
 ----          ----             ----          ----
  37%           54%             61%            67%       gross profit ((pound))
 5,966        17,5569          45,520       107,003      gross margin (%)
                                                         (gross profit divided
                                                         by revenue)

--------------------------------------------------------------------------------

As a percentage of cable television revenues, programming costs increased from 50% in 1995 to 58% in 1996 as a result of programming fee increases, providing more channels in the basic cable television package with no price increase and the inclusion for a full year in 1996 of the results of the former SBCC franchises which have higher per channel programming costs.

     Interconnection charges are the largest component of the Group's telephony operating costs in providing telephony services. As a percentage of telephony revenue, telephony operating costs decreased from 39% in 1995 to 33% in 1996 as line rental income, which incurs no third party cost, represented a larger proportion of total average revenue per line in 1996 than in 1995. Interconnection charges in 1996 also were reduced by credits relating to interconnection charges from earlier periods which have been calculated based on revised estimates of prevailing interconnection charges in the UK.

     Selling, general and administrative expenses, which include, among other items, salary and marketing costs, decreased as a percentage of revenue from 73% in 1995 to 58% in 1996. The majority of this improvement is due to the rapid growth in revenues and continued reduction in support costs per customer, with the balance - accounting for 5 percentage points of the year-on-year reduction - due to revised estimates used in determining the proportion of labour and overhead costs which are capitalised as network assets. The Group expects that selling, general and administrative expenses will continue to decline as a percentage of revenue as revenues increase and the efficiency gains of its fixed cost base are increasingly exploited. Total labour and overhead costs capitalised in 1996 were (pound)54.0 million, compared to (pound)26.6 million in 1995.

     Depreciation expense increased 111% from (pound)61.5 million in 1995 to (pound)129.7 million in 1996 under UK GAAP and increased 116% from (pound)60 million under US GAAP. This increase was principally attributable to capital expenditure associated with the Group's continuing construction activities, a full year of depreciation expense recorded in the former SBCC franchises, and a reduction in the estimated useful lives of certain network assets in 1996 as set out in Note 1 to the UK GAAP financial statements and Note 3 to the US GAAP financial statements. Under US GAAP, amortisation expense increased from (pound)7.9 million in 1995 to (pound)26.1 million in 1996 primarily due to a full year of amortisation of the goodwill arising on the acquisition of SBCC in October 1995. Under UK GAAP, all goodwill arising on acquisitions is directly written off to reserves.

Other income (expense)

The Group's share of the net losses of its Affiliated Companies accounted for under the equity method, principally Birmingham Cable Corporation Limited and Cable London plc, was (pound)15.2 million and (pound)12.1 million in 1996 and 1995, respectively, under UK GAAP. ((pound)16.0 million and (pound)12.8 million in 1996 and 1995, respectively, under US GAAP due to a difference in the classification of tax expense.)

     Financial expenses, net, under UK GAAP consist primarily of interest expense of (pound)96.8 million in 1996 ((pound)23.8 million in 1995), and foreign exchange losses of (pound)25.9 million in 1996 ((pound)4.7 million in 1995) offset in part by interest income earned on short-term investments and loans to Affiliated Companies of (pound)17.2 million in 1996 ((pound)15.6 million in 1995). Under US GAAP, financial expenses consist primarily of interest expense of (pound)105.2 million in 1996 ((pound)26.6 million in 1995), and foreign exchange losses of (pound)2.8 million in 1996 ((pound)14.6 million in 1995) offset in part by interest income earned on short-term investments and loans to Affiliated Companies of (pound)16.7 million in 1996 ((pound)15.6 million in 1995). In 1995, financial expenses under UK GAAP also included

28 o TELEWEST COMMUNICATIONS plc

--------------------------------------------------------------------------------

an accounting loss on the sale of interest rate swaps of (pound)5.5 million ((pound)8.6 million under US GAAP).

     Interest expense increased by (pound)73.0 million in 1996 ((pound)78.6 million under US GAAP) primarily as a result of the interest payments and accrued interest expense on the Senior Debentures and the Senior Discount Debentures, issued by the Group in October 1995; the debentures are more fully described in the following discussion on Liquidity and Capital Resources. The foreign exchange losses under UK GAAP in 1996 primarily relate to the amortisation of the foreign currency option premium which hedges the Senior Discount Debentures and the amortisation of exchange losses arising on the translation of the debentures to Sterling using the contracted exchange rate of the option. It is the Group's policy to hedge non-Sterling denominated borrowings to reduce or eliminate exchange rate exposure. The foreign exchange losses under US GAAP in 1996 arose principally from the re-translation of the US Dollar denominated debentures to Pounds Sterling using the 31 December 1996 exchange rate and marking the associated hedging instruments to their market value at 31 December 1996.

SUMMARY OF OPERATIONS
YEARS ENDED 31 DECEMBER 1994 AND 1995

The Group's consolidated revenue increased from (pound)72.0 million in 1994 to (pound)144.8 million in 1995 as a result of the larger customer base created through both the Group's continuing network construction and the inclusion of the results of the former SBCC franchises from their acquisition date on 3 October 1995.

Revenue

Cable television revenue increased by 80% from (pound)35.9 million in 1994 to (pound)64.7 million in 1995. This increase was attributable to an 82% increase in the average number of customers (from 139,371 to 253,049) resulting from the inclusion, for the post-acquisition period only, of the former SBCC franchises which contributed 148,987 customers at the year end and an increase in the number of homes passed and marketed in other franchises (from 805,475 to 1,142,860). Average monthly revenue was flat at (pound)21.33 in 1994 and (pound)21.32 in 1995 with the impact of lower SBCC pricing offsetting the increase of 3.4% in the price of the Group's service packages in December 1994 and an increase in the premium channels per customer. Rates charged in the former SBCC franchises were increased in December 1995 to be more consistent with the rates in other franchises.

     Telephony revenue more than doubled from (pound)32.3 million in 1994 to (pound)75.0 million in 1995.

     Residential telephony increased by 145% (from (pound)23.5 million to (pound)57.6 million) primarily due to a 190% increase in the average number of residential lines during the year (from 80,933 to 234,400) resulting from the inclusion, for the post-acquisition period only, of the former SBCC franchises which contributed 194,217 lines at the year end and an increase in the number of homes passed and marketed in other franchises (from 580,708 to 968,863). This increase was partially offset by a 15% decrease in the average monthly revenue per line (from (pound)24.16 to (pound)20.48). This decrease was mainly attributable to the inclusion of the former SBCC franchises which had a lower average monthly revenue per line and price reductions in per minute call charges in response to price cutting from BT. In December 1995 line rental rates in the former SBCC franchises were increased to be more consistent with the rates in other franchises.

     Business telephony revenue increased by 98% (from (pound)8.8 million to (pound)17.4 million) primarily due to a 127% increase in the average number of business telephony lines during the year (from 10,852 to 24,681), which was partially offset by a 13% decrease in the average monthly revenue per business

                                                29 o TELEWEST COMMUNICATIONS plc

--------------------------------------------------------------------------------

line (from (pound)67.66 to (pound)58.92). This decrease was attributable to the inclusion of the former SBCC franchises, which have historically marketed their services to smaller businesses which had a lower average monthly revenue per line, and price reductions in per minute call charges in response to competition.

     Other revenue increased 29% during 1995 and is derived primarily from management fees for services provided to Affiliated Companies, cable publications and network management services provided to other operators and advertising sales.

Operating costs and expenses

Programming costs as a percentage of cable television revenue increased from 43% in 1994 to 50% in 1995 as a result of more channels being provided to customers and a higher premium to basic channel ratio. These costs are generally higher for premium channels than for basic channels. As a percentage of telephony revenue, interconnection charges declined from 46% in 1994 to 39% in 1995 as line rental income, which incurs no third party cost, represented a larger proportion of total average revenue per line in 1995 than in 1994.

     Selling, general and administrative expenses decreased as a percentage of revenue from 84% in 1994 to 73% in 1995. A portion of labour and overhead costs are capitalised as they relate to the construction of the network. Total labour and overhead costs capitalised in 1995 amounted to (pound)26.6 million, compared to (pound)22.8 million in 1994. The increase in depreciation expense of 103% in 1995 under UK GAAP (98% under US GAAP) was the result of capital expenditure associated with the Group's construction activities. Under US GAAP, amortisation expense increased from (pound)1.8 million in 1994 to (pound)7.9 million in 1995 primarily due to the amortisation of the goodwill arising on the acquisition of SBCC. Under UK GAAP, this goodwill has been written off to reserves.

Other income (expense)

The Group's share of the net losses of the Affiliated Companies was (pound)8.5 million and (pound)12.8 million for 1994 and 1995, respectively.

     Financial expenses, net, under UK GAAP, consisted principally of interest expense of (pound)23.8 million ((pound)10.1 million in 1994), an accounting loss on the sale of interest rate swaps of (pound)5.5 million ((pound)nil in 1994), exchange losses on foreign currency translation of (pound)4.7 million ((pound)nil in 1994) offset by interest income earned on short-term investments and loans to Affiliated Companies of (pound)15.6 million ((pound)2.3 million in 1994). Under US GAAP, financial expenses consisted of interest expense of (pound)26.6 million ((pound)10.1 million in 1994), loss on the sale of interest rate swaps of (pound)8.6 million ((pound)nil in 1994), and exchange losses on foreign currency translation of (pound)14.6 million ((pound)nil in 1994). Interest expense and exchange losses on foreign currency translation increased primarily as a result of the finance costs payable on the Senior Debentures and the Senior Discount Debentures.

LIQUIDITY AND CAPITAL RESOURCES

During the year, the Group entered into a (pound)1.2 billion senior secured credit facility with a syndicate of banks (the "Senior Secured Facility"). The Senior Secured Facility will be used to finance the capital expenditure, working capital requirements and other permitted related activities for the construction and operation of the wholly owned telephony and television franchises of the Group; to fund the payment of cash interest on the Senior Debentures and Senior Discount Debentures (as described below); to fund the repayment of existing secured borrowings of the Group in respect of the London South and South West Regional Franchise Areas; to fund loans to or investments in Affiliated Companies; to fund the acquisition and subsequent construction of local delivery operators/ franchises; and to refinance advances and the payment of

30 o TELEWEST COMMUNICATIONS plc

--------------------------------------------------------------------------------

interest, fees and expenses in respect of the Senior Secured Facility.

     The Senior Secured Facility is divided into two tranches, the first, (tranche A), is available on a revolving basis for up to (pound)300 million, reducing to (pound)100 million by 30 June 1998, with full repayment by 31 December 1998. The second tranche, (tranche B), is available on a revolving basis concurrently with the first tranche for an amount up to 6.5 times the trailing, rolling six month annualised consolidated net operating cash flow, gradually reducing throughout the period of the facility to 4 times by 1 January 2000. Thereafter, the amount outstanding under the facility converts to a term loan amortising over 5 years. The aggregate drawing at any time under both tranches cannot exceed (pound)1.2 billion. Borrowings under the Senior Secured Facility are secured by assets, including the partnership interests and shares of subsidiaries of the Group, and bear interest at 2.25% above LIBOR for tranche A and between 0.5% and 1.875% above LIBOR (depending on the ratio of borrowings to the trailing, rolling six month annualised consolidated net operating cash flow) for tranche B. The Group's ability to borrow under the Senior Secured Facility is subject to, among other things, its compliance with the financial and other covenants and borrowing conditions contained therein, and the failure to comply with such covenants could result in all such amounts outstanding under the facility becoming due and payable. In October 1996, the first drawdown in the amount of (pound)100 million was made under tranche A of the Senior Secured Facility. Further drawdowns of (pound)50 million under tranche A and (pound)50 million under tranche B were made early in 1997.

     The Group has entered into certain delayed-starting interest rate swap agreements in order to manage interest rate risk on the Senior Secured Facility. The interest rate swaps convert floating rate interest payable on drawdowns under the facility to fixed interest rate payments in the range of 7.835% - 7.975%. The swap agreements, which commence in early 1997, have a five-year maturity and a notional principal amount which adjusts upwards on a semi-annual basis to a maximum of (pound)750 million.

     On 3 October 1995, the Group raised (pound)734 million through the issue of $300 million principal amount of 95/8% Senior Debentures due 2006 (the "Senior Debentures") and $1,536 million principal amount at maturity of 11% Senior Discount Debentures due 2007 (the "Senior Discount Debentures"). Interest on the Senior Debentures is payable semi-annually and commenced on 1 April 1996; interest on the Senior Discount Debentures will be payable semi-annually commencing on 1 April 2001. The proceeds of the issue were used by the Group to fund general working capital, capital expenditures and additional investments in Affiliated Companies, to repay a credit facility entered into by a Group company and to purchase the currency hedge arrangements as described below.

   The Group's principal hedge instruments are a combined foreign currency and interest rate swap ("Foreign Currency Swap") and a foreign currency option. The Foreign Currency Swap fully hedges against adverse exchange rate fluctuations on the principal amount of the Senior Debentures and the associated interest payments. The foreign currency option provides protection against exchange rate fluctuations on the Senior Discount Debentures below a rate of $1.452: (pound)1, and allows the Group to benefit from positive exchange rate movements. Both hedging instruments provide protection up to 1 October 2000, the early redemption date of the Senior Debentures and the Senior Discount Debentures.

   The Group's results may be materially influenced by future exchange rate movements, particularly in the US GAAP financial statements, due to the requirement that the hedge instruments and the debentures are marked to their market value at the end of the financial period.

                                                31 o TELEWEST COMMUNICATIONS plc

--------------------------------------------------------------------------------

     The Group generated a net cash inflow/(outflow) from operating activities of (pound)28.5 million, ((pound)10.2) million, and ((pound)1.9) million in 1996, 1995 and 1994, respectively, under UK GAAP. On a US GAAP basis, net cash provided by/(used in) operating activities was (pound)18.1 million, ((pound)6.6) million and ((pound)9.2) million in 1996, 1995 and 1994, respectively. The difference between UK and US GAAP is principally due to a difference in the classification of interest on the cash flow statement.

     The Group incurred net cash outflow from investing activities of (pound)483.2 million, (pound)265.8 million and (pound)231.9 million in 1996, 1995 and 1994, respectively. The Group's principal investing activities continue to be the construction of the network, the provision of funding to the Affiliated Companies, and, in the year ended 31 December 1996, the acquisition of a franchise covering the Worcester area from Bell Cablemedia plc for (pound)9.8 million. Total expenditure on fixed assets was (pound)515.6 million, (pound)269.1 million and (pound)215.5 million in 1996, 1995 and 1994, respectively. The increase in expenditure was largely a result of the inclusion for a full year in 1996 of the expenditure relating to the construction of the network in the former SBCC franchises. The Group expects to continue to have significant funding requirements for the foreseeable future to construct its network.

     Cash inflow from financing activities was (pound)79.0 million, (pound)480.8 million and (pound)482.5 million in 1996, 1995 and 1994, respectively.

     In 1996, the cash inflow from financing activities was principally generated through the (pound)100.0 million drawdown under the Senior Secured Facility which was partially offset by costs of (pound)18.4 million incurred to arrange the facility; in 1995, the cash inflow was generated by net proceeds of (pound)734.2 million arising from the issue of the debentures which were partially used to purchase the associated currency hedges and to repay a credit facility entered into by a Group company; in 1994, the cash inflow was generated by drawdowns under a former revolving credit facility, cash contributions made by the former joint venturers to the Company, and proceeds arising from the initial public offering of the Company in November 1994, the latter of which was used in part to repay earlier drawdowns under the former revolving credit facility.

     Cash balances at 31 December 1996 were (pound)79.1 million.

     The Group currently expects that the anticipated funding requirements (after taking into account current cash and deposit balances and anticipated revenues) required to substantially complete the construction of the owned and operated network (including the recently acquired franchises of Worcester and Southport), to fund the Group's operations, to upgrade older portions of the network, and to pay interest on the Group's debt will be provided by the Senior Secured Facility. There can be no assurance that the Group will not elect to use alternative funding sources or that the Group's current anticipated funding requirements will be in line with expectations. The Group is continually evaluating investment opportunities as the market for cable services in the UK develops and such opportunities may require additional funding. The Group has announced its intention to develop an interfranchise network and to launch digital services and in this context is evaluating the funding requirements and considering debt financing opportunities.

-

--------------------------------------------------------------------------------
TELWEST COMMUNICATIONS plc                                          UK GAAP o 47
--------------------------------------------------------------------------------

AUDITORS' REPORT
to the members of Telewest Communications plc


We have audited the financial statements on pages 48 to 66. We have also examined the amounts disclosed relating to emoluments and share options which form part of the Report of the Directors on page 38 and the Report of the Remuneration Committee on pages 42 and 43.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

As described on page 46 the Company's Directors are responsible for the preparation of financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board in the United Kingdom. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the counting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 1996 and of the loss of the Group for the year then ended and have been properly prepared in accordance with the United Kingdom Companies Act 1985.


KPMG AUDIT PLC
Chartered Accountants
Registered Auditors

11 March 1997
London

--------------------------------------------------------------------------------
48 o UK GAAP                                         TELEWEST COMMUNICATIONS plc
--------------------------------------------------------------------------------

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the year ended 31 December 1996



                                                              1996       1995
                                                       Note  BP'000     BP'000

--------------------------------------------------------------------------------
TURNOVER                                                 2   290,266    144,784
Operating costs                                          3  (419,517)  (228,556)
--------------------------------------------------------------------------------

OPERATING LOSS                                              (129,251)   (83,772)
Share of results of associated undertakings             13   (15,203)   (12,103)
Other interest receivable and similar income             8    17,222     15,645
Interest payable and similar charges                     9  (122,671)   (34,435)
--------------------------------------------------------------------------------

LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION              5  (249,903)  (114,665)

Tax on loss on ordinary activities                      10      (820)      (690)
--------------------------------------------------------------------------------

LOSS ON ORDINARY ACTIVITIES AFTER TAXATION                  (250,723)  (115,355)
Minority interests                                      19      (180)       (16)
--------------------------------------------------------------------------------
LOSS FOR THE FINANCIAL YEAR                             21  (250,903)  (115,371)
================================================================================
LOSS PER EQUITY SHARE (PENCE)                           11     (17.7)     (10.5)
================================================================================



The Group has no recognised gains or losses other than those reflected in the profit and loss account.

The above results are in respect of continuing operations of the Group.

CONSOLIDATED BALANCE SHEET
as at 31 December 1996



                                                                                    1996                1995
                                                                     NOTE     (POUND STERLING)    (POUND STERLING)
                                                                                    '000                '000
------------------------------------------------------------------------------------------------------------------
FIXED ASSETS
Tangible assets                                                       12         1,447,194           1,063,808
Investments                                                           13           117,410             191,028
--------------------------------------------------------------------------------------------------------------

                                                                                 1,564,604           1,254,836
--------------------------------------------------------------------------------------------------------------

CURRENT ASSETS
Stocks                                                                14                53                  40
Debtors                                                               15            66,929              54,980
Cash at bank and in hand                                                            79,116             464,818
--------------------------------------------------------------------------------------------------------------

                                                                                   146,098             519,838

CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                        16          (212,434)           (137,744)
--------------------------------------------------------------------------------------------------------------

NET CURRENT (LIABILITIES)/ASSETS                                                   (66,336)            382,094
--------------------------------------------------------------------------------------------------------------

TOTAL ASSETS LESS CURRENT LIABILITIES                                            1,498,268           1,636,930

CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR               17          (918,008)           (795,066)

MINORITY INTERESTS                                                    19              (347)             (167)
--------------------------------------------------------------------------------------------------------------
NET ASSETS                                                                         579,913             841,697
==============================================================================================================

CAPITAL AND RESERVES
Called up share capital                                               20           142,363             141,603
Share premium                                                         21             9,187                  --
Merger reserve                                                        21           535,267             556,095
Other reserves                                                        21           270,237             270,237
Profit and loss account                                               21          (377,141)           (126,238)
--------------------------------------------------------------------------------------------------------------

EQUITY SHAREHOLDERS' FUNDS                                                         579,913             841,697
==============================================================================================================

The financial statements were approved by the Board of Directors on 11 March 1997 and signed on its behalf by:




SJ Davidson
Director




CJ Burdick
Director

COMPANY BALANCE SHEET
as at 31 December 1996

                                                                                   1996              1995
                                                                      NOTE   (POUNDS STERLING)  (POUNDS STERLING)
                                                                                   '000              '000
----------------------------------------------------------------------------------------------------------------
FIXED ASSETS
Investments                                                           13          233,289           242,916
----------------------------------------------------------------------------------------------------------------

CURRENT ASSETS
Debtors: due within one year                                          15               71           225,807
Debtors: due after more than one year                                 15        1,053,279                --
Cash at bank and in hand                                                           48,481           428,067
----------------------------------------------------------------------------------------------------------------

                                                                                1,101,831           653,874

CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                        16           (8,273)          (14,358)
----------------------------------------------------------------------------------------------------------------

NET CURRENT ASSETS                                                              1,093,558           639,516
----------------------------------------------------------------------------------------------------------------

TOTAL ASSETS LESS CURRENT LIABILITIES                                           1,326,847           882,432
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR               17       (1,230,153)         (757,482)
----------------------------------------------------------------------------------------------------------------

NET ASSETS                                                                         96,694           124,950
================================================================================================================

CAPITAL AND RESERVES
Called up share capital                                               20          142,363           141,603
Share premium                                                         21            9,187                --
Profit and loss account                                               21          (54,856)          (16,653)
----------------------------------------------------------------------------------------------------------------

EQUITY SHAREHOLDERS' FUNDS                                                         96,694           124,950
================================================================================================================

The financial statements were approved by the Board of Directors on 11 March 1997 and signed on its behalf by:




SJ Davidson
Director




CJ Burdick
Director

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 1996

                                                                                                 1996            1995
                                                                                  NOTE    (POUNDS STERLING)  (POUNDS STERLING)
                                                                                                 '000            '000
-----------------------------------------------------------------------------------------------------------------------------
NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES                                 23          28,479         (10,205)
-----------------------------------------------------------------------------------------------------------------------------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                                               18,206          11,568
Interest paid                                                                                  (25,795)         (6,041)
Interest element of finance lease payments                                                      (2,754)         (1,930)
-----------------------------------------------------------------------------------------------------------------------------

NET CASH (OUTFLOW)/INFLOW FROM RETURNS ON INVESTMENTS
AND SERVICING OF FINANCE                                                                       (10,343)          3,597
-----------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of tangible fixed assets                                                             (464,367)       (254,453)
Sale of tangible fixed assets                                                                    3,059             688
Purchase of subsidiary undertakings                                                 26         (14,167)         (3,232)
Investment in associated undertakings and other participating interests                         (7,728)         (9,143)
Other investing activities                                                                          --             335
-----------------------------------------------------------------------------------------------------------------------------

NET CASH OUTFLOW FROM INVESTING ACTIVITIES                                                    (483,203)       (265,805)
-----------------------------------------------------------------------------------------------------------------------------

NET CASH OUTFLOW BEFORE FINANCING                                                             (465,067)       (272,413)
-----------------------------------------------------------------------------------------------------------------------------

FINANCING
Cash paid for credit facility arrangement costs                                                (18,400)             --
Proceeds from debenture issue                                                                       --         754,812
Cash paid for foreign currency option                                                               --         (88,070)
Cash paid for debenture issue costs                                                               (829)        (20,574)
Payment of share issue costs                                                                        --          (6,141)
Proceeds from borrowings                                                                       100,400              --
Repayment of borrowings                                                                           (937)       (157,930)
Capital element of finance lease payments                                                       (1,231)         (1,291)
----------------------------------------------------------------------------------------------------------------------------

NET CASH INFLOW FROM FINANCING                                                                  79,003         480,806
----------------------------------------------------------------------------------------------------------------------------

(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS                                    27        (386,064)        208,393
============================================================================================================================

RECONCILIATION OF MOVEMENTS IN EQUITY
SHAREHOLDERS' FUNDS
for the year ended 31 December 1996


                                                                      GROUP       COMPANY        GROUP        COMPANY
                                                                       1996         1996         1995           1995
                                                           NOTE      (POUNDS      (POUNDS      (POUNDS        (POUNDS
                                                                     STERLING)    STERLING)    STERLING)      STERLING)
                                                                       '000         '000         '000           '000
------------------------------------------------------------------------------------------------------------------------
Opening equity shareholders' funds                                    841,697      124,950       743,716            -
Loss for the financial year                                          (250,903)     (38,203)     (115,371)      (16,653)
Issue of shares                                                        10,676        9,947       678,174       141,603
Goodwill written off                                         4        (21,557)          -       (464,872)           -
Movement arising from Group reconstruction                                 -            -             50            -
------------------------------------------------------------------------------------------------------------------------
CLOSING EQUITY SHAREHOLDERS' FUNDS                                    579,913       96,694       841,697       124,950
========================================================================================================================

NOTES
forming part of the financial statements



1  ACCOUNTING POLICIES

The principal accounting policies which have been applied consistently throughout the year in the preparation of the financial statements are as follows:

BASIS OF PREPARATION
The financial statements have been prepared in accordance with applicable accounting standards and under the historical cost accounting rules.

The Group financial statements consolidate the financial statements of the Company and its subsidiary undertakings together with associated undertakings to the extent of the Group's interest in those undertakings. The results of subsidiary undertakings acquired during the year are included in the consolidated profit and loss account from the date of acquisition.

The Company has taken advantage of Section 230 of the Companies Act 1985 and has not presented a profit and loss account. The loss of the Company for the financial year is disclosed in Note 21 to these financial statements.

The Directors have included unaudited pro forma Group turnover and operating cost information for the year ended 31 December 1995 in Notes 2 and 3 to these financial statements which consolidate the turnover and operating costs of Telewest Communications (Midlands & North West) Limited ("TCMN"), formerly SBCC, a subsidiary undertaking acquired on 3 October 1995, as if this subsidiary undertaking had been owned for the entire year. This pro forma information has been included to facilitate the analysis of results given the significance of this acquisition to the Group.

INVESTMENTS
Investments in subsidiary undertakings are stated in the Company balance sheet at cost. The consolidated profit and loss account includes the Group's share of the losses of associated undertakings and the consolidated balance sheet includes the investment in these companies at the Group's share of their net assets.

GOODWILL
Purchased goodwill on acquisition of subsidiary undertakings, representing the excess of the fair value of the consideration given over the fair value of the separable net assets acquired, is set off directly against reserves.

CAPITALISATION OF OVERHEADS
Subsidiary undertakings capitalise that proportion of overheads which relates to the construction of the cable network.

DEPRECIATION
Depreciation is provided to write off the cost, less estimated residual value, of tangible fixed assets by equal instalments over their estimated useful economic lives as follows:

Freehold and long leasehold buildings                 50 years

Cable and ducting                                     20 years

Electronic equipment
 -  System electronics                                 8 years
 -  Switching equipment                                8 years
 -  Subscriber electronics                             5 years
 -  Headend, studio and playback facilities            5 years

Other equipment
 -  Office furniture and fittings                      5 years
 -  Motor vehicles                                     4 years

Depreciation of cable and ducting and systems electronics is charged monthly on their estimated cost at the end of the prematurity period, scaled down by a ratio of average customers in the current period to the estimated customer base at the end of the prematurity period.

Preconstruction costs are amortised over the life of the franchise from the date of the first customer.

The estimated useful lives of cable and ducting and system electronics assets were reassessed with effect from 1 January 1996 and changed from 25-30 years and 10 years to 20 years and 8 years, respectively. The net book value of these assets is being written-off over their revised estimated remaining lives.

FOREIGN CURRENCIES
Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies, to the extent that they are not hedged by financial instruments, are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the profit and loss account.

LEASES
Where the Group enters into a lease which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. The asset is recorded in the balance sheet as a tangible fixed asset and is depreciated over its estimated useful life or the term of the lease, whichever is shorter. Future instalments under such leases, net of finance charges, are included within creditors. Rentals payable are apportioned between the finance element, which is charged to the profit and loss account, and the capital element which reduces the outstanding obligation for future instalments.

NOTES


TURNOVER
Turnover represents the invoiced value (excluding value added tax) of services supplied by the Group.

STOCKS
Stocks are stated at the lower of cost and net realisable value.

FRANCHISE COSTS
Expenditure incurred on successful applications for franchise licences is included in tangible fixed assets and is amortised over the life of the original franchise term. Costs relating to unsuccessful applications are written off to the profit and loss account.

TAXATION
The charge for taxation is based on the loss for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Provision is made for deferred tax only to the extent that it is probable that an actual asset or liability will crystallise.

PENSION COSTS
The Group operates a defined contribution pension scheme or contributes to a third-party scheme of the employee's choice. The amount charged against the profit and loss account represents the contributions payable to the selected schemes in respect of the accounting period.

RESTRICTED SHARE SCHEME
The value of awards over ordinary shares granted to eligible employees under the Telewest Restricted Share Scheme is charged to the profit and loss account to the extent that the awards have been earned by employees in the current period.

INTERCONNECTION WITH OTHER OPERATORS
When telephony traffic is carried by other operators the Group incurs interconnect costs. Interconnect costs are subject to regulation in the form of a determination by the Office of Telecommunications. A determination may give rise to amendments, most often in the form of reductions, to interconnect costs relating to prior periods.

The Group reviews its interconnect costs on a regular basis and adjusts the rate at which these costs are charged in the profit and loss account in accordance with the estimated interconnect costs for the current period. Amendments to costs relating to prior periods are made in the current period, but only when recovery or payment of these amounts is reasonably certain.

FINANCIAL INSTRUMENTS
The Group uses foreign currency options which permit, but do not require, the Group to exchange foreign currencies at a future date with another party at a contracted exchange rate (the "Forward Rate"). Such contracts are used to hedge against adverse changes in foreign currency exchange rates associated with certain obligations denominated in foreign currency. The premium paid to enter into these options is included on the balance sheet as a fixed asset investment and is amortised to the profit and loss account over the life of the option at a constant rate of the carrying value of the obligation it hedges. The difference between the contracted amount to be exchanged under the option translated at the Forward Rate and the contracted amount translated at the spot rate at the inception of the contract is also amortised to the profit and loss account over the life of the option at a constant rate of the carrying value of the obligation. The carrying value of the obligation is increased for the amortised portion of the difference.

To the extent that the Sterling values of the Group's foreign currency obligations, translated at the year-end exchange rate, are less than their carrying values as determined above, the carrying values of the obligation are reduced. The carrying value of the foreign currency option used to hedge the obligations is reduced by an equivalent amount.

The Group also enters into combined foreign currency and interest rate swap contracts ("Foreign Currency Swaps") to hedge against adverse changes in foreign currency exchange rates associated with obligations denominated in foreign currency. The principal element of Foreign Currency Swaps is translated at the spot rate at the reporting date with any gain or loss on translation recognised in the profit and loss account. Such gains and losses are offset against gains and losses arising on the translation of the obligations which have been hedged. The interest element of Foreign Currency Swaps is accounted for on an accruals basis with the net interest income or expense recognised in the profit and loss account as it is earned and payable.

Interest rate swap agreements which are used to manage interest rate risk on the Group's borrowings are accounted for using the accruals method. Net income or expense resulting from the differential between exchanging floating and fixed rate interest payments is recorded on an accruals basis. To the extent that the interest rate swap agreements are delayed starting, net income or expense is not recognised until the effective date of the agreement.

FINANCE COSTS
Costs incurred in raising funds are deducted from the amount raised and amortised over the life of the debt facility on a constant-yield basis. Where the period and utilisation of the debt facility is uncertain, the amortisation rate is determined by reference to the Group's estimated future financing requirements.

2  SEGMENTAL INFORMATION
Turnover is attributable principally to the provision of cable television and telephony services in the United Kingdom which the Directors consider to be the same class of business and, accordingly, no segmental analysis of operating loss or net assets is shown. Turnover comprised the following:


                                                                       PRO FORMA
                                                                            1995
                                             1996            1995         (POUND
                                           (POUND          (POUND  STERLING)'000
                                    STERLING)'000   STERLING)'000       (NOTE 1)
--------------------------------------------------------------------------------
Cable television                         121,224          64,740          83,735
Telephony - residential                  125,013          57,597          81,222
Telephony - business                      34,562          17,449          20,571
Other                                      9,467           4,998           5,667
--------------------------------------------------------------------------------
                                         290,266         144,784         191,195
================================================================================


3  OPERATING COSTS

                                                                       PRO FORMA
                                                                            1995
                                             1996            1995         (POUND
                                           (POUND          (POUND  STERLING)'000
                                    STERLING)'000   STERLING)'000       (NOTE 1)
--------------------------------------------------------------------------------
Programming expenses                      69,906          32,194          42,859
Telephony expenses                        52,572          29,526          38,741
Selling, general and
  administrative expenses                167,323         105,311         137,680
Depreciation and
  amortisation                           129,716          61,525          82,344
--------------------------------------------------------------------------------
                                         419,517         228,556         301,624
================================================================================


Having regard to the special nature of the Group's business, the analysis of operating costs as prescribed by the Companies Act 1985 is not meaningful. In the circumstances, therefore, as required by paragraph 3(3) of Schedule 4 of the Companies Act 1985, the Directors have adapted the prescribed format to the requirements of the Group's business.

4  ACQUISITIONS IN THE YEAR
On 10 January 1996, the Company acquired the entire issued share capital of Telewest Communications (Worcester) Limited, then known as Bell Cablemedia (Worcester) Limited and the owner of the Worcester cable franchise, for cash consideration of (sterling pound)9,849,000. Telewest Communications (Worcester) Limited was otherwise a dormant company with net assets of (pound sterling)2 representing its called up share capital. This acquisition has been accounted for under the acquisition method of accounting. The goodwill arising on acquisition, in the amount of (pound sterling)9,848,998, has been set off against the merger reserve.

During the year, the Company made various other minor acquisitions, largely for share consideration. Details of these acquisitions are set out in Note 20 to the financial statements. The goodwill arising on these acquisitions, in the amount of (pound sterling)11,708,000, has also been set-off against the merger reserve. The cumulative goodwill written off against reserves at 31 December 1996 was (pound sterling)486,429,000 (1995: (pound sterling)464,872,000).

5  LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION
Loss on ordinary activities before taxation is stated after charging:

                                                            1996            1995
                                                          (POUND          (POUND
                                                   STERLING)'000   STERLING)'000
--------------------------------------------------------------------------------
Auditors' remuneration:
  Audit                                                      290             250
  Other services                                             168             219
Depreciation and other amounts
  written off tangible fixed assets:
  Owned                                                  122,610          56,825
  Leased                                                   7,106           3,194
Exchange losses                                           25,852           4,732
Hire of plant and machinery - rentals
  payable under operating leases                             129             116
Hire of other assets - operating leases                    2,936           2,160
================================================================================

The auditors' remuneration for audit services to the Company was (pound sterling)20,000 (1995: (pound sterling)20,000).

In addition to the amounts stated above for auditors' remuneration, the Group paid (pound sterling)820,000 in 1995 to the auditors for services provided in connection with the acquisition of TCMN. This amount has been included in the costs of acquisition in the consolidated financial statements.

6  REMUNERATION OF DIRECTORS

                                                             1996           1995
                                                           (POUND         (POUND
                                                    STERLING)'000  STERLING)'000
--------------------------------------------------------------------------------
Fees to non-executive Directors                               114            122
Remuneration as executives:
  Basic salary, allowances and
    taxable benefits                                          416          1,071
  Performance-related bonuses                                  25             79
  Other bonuses                                                --            140
  Pension contributions                                        18             24
  Compensation for loss of office
    (payable by the Company)                                  539            487
--------------------------------------------------------------------------------
Total emoluments in respect of the year                     1,112          1,923
================================================================================

Of the above remuneration, (pound sterling)93,000 and (pound sterling)426,000, was reimbursed to TCI and US WEST for the years ended 31 December 1996, and 1995, respectively, for making available to the Company the services of certain Directors.

The Chairman did not receive any remuneration during the year (1995: (pound sterling)nil). The remuneration of the highest paid Director was as follows:

                                                           1996             1995
                                                         (POUND           (POUND
                                                  STERLING)'000   (STERLING)'000
--------------------------------------------------------------------------------

Basic salary, allowances and
  taxable benefits                                         248             427
Performance-related bonuses                                 25              51
Other bonuses                                               --              70
Pension contributions                                       13               5
--------------------------------------------------------------------------------
Total emoluments in respect
  of the year                                              286             553
================================================================================

NOTES

The emoluments, excluding pension contributions, of Directors who perform their duties wholly or mainly within the United Kingdom fell within the following ranges:

                                                             1996           1995
                                                        DIRECTORS      DIRECTORS
--------------------------------------------------------------------------------
      (pound sterling)0 -(pound sterling)5,000                  1              2
 (pound sterling)25,001 -(pound sterling)30,000                 1              -
 (pound sterling)30,001 -(pound sterling)35,000                 1              1
 (pound sterling)35,001 -(pound sterling)40,000                 -              1
 (pound sterling)45,001 -(pound sterling)50,000                 1              -
 (pound sterling)50,001 -(pound sterling)55,000                 -              1
(pound sterling)165,001 -(pound sterling)170,000                1              -
(pound sterling)250,001 -(pound sterling)255,000                -              1
(pound sterling)270,001 -(pound sterling)275,000                1              -
(pound sterling)485,001 -(pound sterling)490,000                -              1
(pound sterling)545,001 -(pound sterling)550,000                -              1
================================================================================

A detailed analysis of Directors' remuneration, including salaries and benefits, performance-related bonuses and other bonuses is set out in the Report of the Remuneration Committee on pages 42 and 43. Details of Directors' interests in the share capital of the Company are set out in the Report of the Directors on page 38.


7  STAFF NUMBERS AND COSTS
The average number of persons employed by the Group (including Directors and those seconded from shareholders) during the year, analysed by category, was as follows:

                                                          1996              1995
                                                        NUMBER            NUMBER
--------------------------------------------------------------------------------
Sales and customer services                              2,114             1,309
Construction and operations                              1,827               889
Administration                                             715               578
--------------------------------------------------------------------------------
                                                         4,656             2,776
================================================================================

The aggregate payroll costs of these persons, including amounts which have been capitalised in tangible fixed assets, were as follows:


                                                          1996              1995
                                                        (POUND            (POUND
                                                 STERLING)'000     STERLING)'000
--------------------------------------------------------------------------------
Wages and salaries                                      90,559            57,035
Social security costs                                    8,977             5,491
Other pension costs                                      2,580             1,538
--------------------------------------------------------------------------------
                                                       102,116            64,064
================================================================================

8  OTHER INTEREST RECEIVABLE AND SIMILAR INCOME

                                                          1996              199
                                                        (POUND            (POUND
                                                 STERLING)'000     STERLING)'00
--------------------------------------------------------------------------------
On bank deposits and
  short-term investments                               14,928             14,014
On loans made to associated
  undertakings                                          1,723              1,631
Other                                                     571                 --
--------------------------------------------------------------------------------
                                                       17,222             15,645
================================================================================

9  INTEREST PAYABLE AND SIMILAR CHARGES

                                                          1996              1995
                                                        (POUND            (POUND
                                                 STERLING)'000     STERLING)'000
--------------------------------------------------------------------------------
On bank loans and overdrafts and other loans:
  Wholly repayable within five years                      3,816            2,583
  Wholly or partly repayable in more
  than five years                                         1,924               --
Finance costs of Senior
  Discount Debentures                                    60,696           13,663
Finance costs of Senior Debentures                       22,471            5,643
Finance charges payable in
  respect of finance leases
  and hire purchase contracts                             3,442            1,928
Exchange losses on foreign
  currency translation, net                              25,852            4,732
Loss on sale of interest rate swap                           --            5,467
Other                                                     4,470              419
--------------------------------------------------------------------------------
                                                        122,671           34,435
================================================================================

The exchange gain for the year on the translation of the US Dollar denominated Senior Discount Debentures amounted to (pound sterling)53,025,000. This amount has been offset by an adjustment of an equal amount to the unamortised value of the premium paid for the foreign currency option which hedges the Senior Discount Debentures.


10  TAX ON LOSS ON ORDINARY ACTIVITIES

                                                          1996              1995
                                                        (POUND            (POUND
                                                 STERLING)'000     STERLING)'000
--------------------------------------------------------------------------------
Corporation tax on taxable profit at 33%                    50                16
Share of associated undertaking's tax                      770               674
--------------------------------------------------------------------------------
                                                           820               690
================================================================================

The corporation tax charge for the year arises on the taxable profits of a subsidiary undertaking which cannot be fully relieved by the tax losses within the Group.


11  LOSS PER SHARE
The calculation of loss per equity share is based on the loss on ordinary activities after taxation and minority interests for the year, divided by the weighted average number of equity shares of the Company in issue during the year of 1,421,492,181 (1995: 1,102,384,337).

12  TANGIBLE FIXED ASSETS

GROUP                                           FREEHOLD AND
                                   FREEHOLD   LONG LEASEHOLD        CABLE AND        ELECTRONIC             OTHER
                                       LAND        BUILDINGS          DUCTING         EQUIPMENT         EQUIPMENT             TOTAL
                                     (POUND           (POUND           (POUND            (POUND            (POUND            (POUND
                              STERLING)'000    STERLING)'000    STERLING)'000     STERLING)'000     STERLING)'000     STERLING)'000
------------------------------------------------------------------------------------------------------------------------------------
COST
At 1 January 1996                     4,223           36,005          766,866           359,617            79,239         1,245,950
Additions                                --            9,951          335,844           130,783            39,012           515,590
Disposals                                --               --             (749)             (565)           (4,792)           (6,106)
------------------------------------------------------------------------------------------------------------------------------------
At 31 December 1996                   4,223           45,956        1,101,961           489,835           113,459         1,755,434
------------------------------------------------------------------------------------------------------------------------------------
ACCUMULATED DEPRECIATION
At 1 January 1996                        --            4,920           74,532            70,810            31,880           182,142
Charge for the year                      --            2,458           47,374            60,220            19,664           129,716
On disposals                             --               --             (725)             (547)           (2,346)           (3,618)
------------------------------------------------------------------------------------------------------------------------------------
At 31 December 1996                      --            7,378          121,181           130,483            49,198           308,240
------------------------------------------------------------------------------------------------------------------------------------
NET BOOK VALUE
AT 31 DECEMBER 1996                   4,223           38,578          980,780           359,352            64,261         1,447,194
====================================================================================================================================
At 31 December 1995                   4,223           31,085          692,334           288,807            47,359         1,063,808
====================================================================================================================================

Included in the net book value of electronic equipment and other equipment is (pound sterling)38,258,000 and (pound sterling)6,880,000, respectively, (1995:
(pound sterling)23,796,000 and (pound sterling)1,080,000, respectively) in respect of assets held under finance leases and similar hire purchase contracts. Depreciation charged on these assets was (pound sterling)7,106,000.


13  FIXED ASSET INVESTMENTS

GROUP

                                           ASSOCIATED UNDERTAKINGS
                                        ----------------------------                                        FOREIGN
                                                SHARE                          OTHER            OWN        CURRENCY
                                               OF NET                  PARTICIPATING         SHARES          OPTION
                                               ASSETS           LOANS      INTERESTS           HELD         PREMIUM           TOTAL
                                               (POUND          (POUND         (POUND         (POUND          (POUND          (POUND
                                        STERLING)'000   STERLING)'000  STERLING)'000  STERLING)'000   STERLING)'000   STERLING)'000
------------------------------------------------------------------------------------------------------------------------------------
COST
At 1 January 1996                              69,997          24,593         20,666          7,280          88,070         210,606
Additions                                         194           4,496          5,000             --              --           9,690
Released during the year                           --              --             --           (115)             --            (115)
------------------------------------------------------------------------------------------------------------------------------------
At 31 December 1996                            70,191          29,089         25,666          7,165          88,070         220,181
------------------------------------------------------------------------------------------------------------------------------------
SHARE OF POST-ACQUISITION LOSSES
At 1 January 1996                             (13,887)             --             --             --              --         (13,887)
Share of loss on ordinary activities
  before taxation                             (15,203)             --             --             --              --         (15,203)
Share of tax on loss on
  ordinary activities                            (770)             --             --             --              --            (770)

PROVISION
At 1 January 1996                                  --              --             --         (2,806)             --          (2,806)
Charge for the year                                --              --             --         (1,380)             --          (1,380)

AMORTISATION OF FOREIGN
CURRENCY OPTION PREMIUM
At 1 January 1996                                  --              --             --             --          (2,885)         (2,885)
Charge for the year                                --              --             --             --         (12,815)        (12,815)
Valuation adjustment to option premium             --              --             --             --         (53,025)        (53,025)
------------------------------------------------------------------------------------------------------------------------------------
At 31 December 1996                           (29,860)             --             --         (4,186)        (68,725)       (102,771)
------------------------------------------------------------------------------------------------------------------------------------
NET INVESTMENTS
AT 31 DECEMBER 1996                            40,331          29,089         25,666          2,979          19,345         117,410
====================================================================================================================================
At 31 December 1995                            56,110          24,593         20,666          4,474          85,185         191,028
====================================================================================================================================

NOTES

COMPANY                                                                                                     FOREIGN
                                                                               LOANS            OWN        CURRENCY
                                            SUBSIDIARY  PARTICIPATING       TO GROUP         SHARES          OPTION
                                          UNDERTAKINGS      INTERESTS   UNDERTAKINGS           HELD         PREMIUM           TOTAL
                                                (POUND         (POUND         (POUND         (POUND          (POUND          (POUND
                                         STERLING)'000  STERLING)'000  STERLING)'000  STERLING)'000   STERLING)'000   STERLING)'000
------------------------------------------------------------------------------------------------------------------------------------
COST
At 1 January 1996                              153,257             --             --          7,280          88,070         248,607
Additions                                       18,993          2,033          5,000             --              --          26,026
Transfer from group undertaking                     --         31,682             --             --              --          31,682
Released during the year                            --             --             --           (115)             --            (115)
------------------------------------------------------------------------------------------------------------------------------------
At 31 December 1996                            172,250         33,715          5,000          7,165          88,070         306,200
------------------------------------------------------------------------------------------------------------------------------------
PROVISION
At 1 January 1996                                   --             --             --         (2,806)             --          (2,806)
Charge for the year                                 --             --             --         (1,380)             --          (1,380)

AMORTISATION OF FOREIGN
CURRENCY OPTION PREMIUM
At 1 January 1996                                   --             --             --             --          (2,885)         (2,885)
Charge for the year                                 --             --             --             --         (12,815)        (12,815)
Valuation adjustment to option premium              --             --             --             --         (53,025)        (53,025)
------------------------------------------------------------------------------------------------------------------------------------
At 31 December 1996                                 --             --             --         (4,186)        (68,725)        (72,911)
------------------------------------------------------------------------------------------------------------------------------------
NET INVESTMENTS
AT 31 DECEMBER 1996                            172,250         33,715          5,000          2,979          19,345         233,289
====================================================================================================================================
At 31 December 1995                            153,257             --             --          4,474          85,185         242,916
====================================================================================================================================

Details of principal subsidiary undertakings, associated undertakings, and other participating interests of the Group are set out on pages 65 and 66.

OWN SHARES HELD
At 31 December 1996, own shares held comprised 3,937,000 ordinary shares of 10 pence held by the Telewest Employee Share Ownership Plan Trust (the "Telewest ESOP") for awards under the Telewest Restricted Share Scheme, a scheme designed to provide incentives to executives of the Company. Further details on the Telewest Restricted Share Scheme are set out on page 41 of the Report of the Remuneration Committee.

The market value at 31 December 1996 of the shares held was 124 pence per share; the carrying value of the shares held is 182 pence per share, being the cost of the shares at the date they were acquired by the Telewest ESOP.

At 31 December 1996, 2,648,000 ordinary shares had been awarded to executives of the Group, leaving the remaining 1,289,000 shares available for future awards to eligible executives. The provision made against own shares held represents awards earned by executives in respect of services to the Group.

The Telewest ESOP received an interest-free loan of (pound sterling)7,280,000 from the Group to subscribe for the ordinary shares to establish the Telewest ESOP. The loan is to be repaid by way of cash contributions made to the ESOP Trustees by subsidiary undertakings of the Group. At 31 December 1996, the Telewest ESOP owed (pound sterling)4,474,000 to the Group.

14  STOCKS
All stock is in the form of raw materials and consumables.


15  DEBTORS

                           GROUP          COMPANY          GROUP         COMPANY
                            1996             1996           1995            1995
                          (POUND           (POUND         (POUND          (POUND
                   STERLING)'000    STERLING)'000  STERLING)'000   STERLING)'000
--------------------------------------------------------------------------------
DUE WITHIN
  ONE YEAR
Trade debtors             29,305              --          23,123              --
Amounts owed
  by subsidiary
  undertakings                --              --              --         222,195
Other debtors             27,925               8          22,243           3,612
Prepayments and
  accrued income           9,524              63           9,444              --
--------------------------------------------------------------------------------
                          66,754              71          54,810         225,807
--------------------------------------------------------------------------------
DUE AFTER MORE
  THAN ONE YEAR
Amounts owed
  by subsidiary
  undertakings                --       1,053,279              --              --
Other debtors                175              --             170              --
--------------------------------------------------------------------------------
                             175       1,053,279             170              --
--------------------------------------------------------------------------------
                          66,929       1,053,350          54,980         225,807
================================================================================

16  CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                           GROUP          COMPANY          GROUP         COMPANY
                            1996             1996           1995            1995
                          (POUND           (POUND         (POUND          (POUND
                   STERLING)'000    STERLING)'000  STERLING)'000   STERLING)'000
--------------------------------------------------------------------------------
Bank loans and
  overdrafts               2,949              --             937             --
Obligations under
  finance leases
  and hire
  purchase
  contracts
  (Note 22)                2,716             145             929             --
Trade creditors           46,855              --          40,402          1,390
Amounts owed
  to group
  undertakings                --              91              --          3,372
Taxation and
  social security          4,068              --           2,548             --
Other creditors           24,417           1,784          12,998          4,647
Accruals and
  deferred
  income                 131,429           6,253          79,930          4,949
--------------------------------------------------------------------------------
                         212,434           8,273         137,744         14,358
================================================================================

The bank loans are property loans secured on freehold land and buildings held by the Group.

17  CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                           GROUP          COMPANY          GROUP         COMPANY
                            1996             1996           1995            1995
                          (POUND           (POUND         (POUND          (POUND
                   STERLING)'000    STERLING)'000  STERLING)'000   STERLING)'000
--------------------------------------------------------------------------------
Senior
  Debentures
  due 2006               171,499         171,499         188,540        188,540
Senior Discount
  Debentures
  due 2007               586,993         586,993         565,976        565,976
Senior Secured
  Facility                81,814              --              --             --
Other bank
  loans and
  overdrafts                 400              --           2,949             --
Obligations
  under finance
  leases and hire
  purchase
  contracts
  (Note 22)               51,674          19,965          29,385             --
Foreign Currency
  Swap                    20,875          20,875           2,966          2,966
Amounts owed
  to group
  undertakings                --         430,821              --             --
Other creditors            4,753              --           5,250             --
--------------------------------------------------------------------------------
                         918,008       1,230,153         795,066        757,482
================================================================================

The bank loan is a property loan secured on freehold land and buildings held by the Group.

Bank loans and overdrafts are secured on Group property, carry interest at between 1.00% and 1.75% over LIBOR, and are repayable as follows:

                                                           GROUP           GROUP
                                                            1996            1995
                                                          (POUND          (POUND
                                                   STERLING)'000   STERLING)'000
--------------------------------------------------------------------------------
Between one and two years                                     --           2,949
Between two and five years                                   400              --
--------------------------------------------------------------------------------
                                                             400           2,949
================================================================================

SENIOR DEBENTURES DUE 2006
The Group has issued US$300,000,000 principal amount of Senior Debentures (the "Senior Debentures") with a yield to maturity of 9.625%. The Senior Debentures mature on 1 October 2006. Interest on the Senior Debentures accrues semi-annually and is payable in arrears. The Senior Debentures are redeemable, in whole or in part, at the option of the Group at any time on or after 1 October 2000.

The Group has entered into a Foreign Currency Swap which expires on 1 October 2000 to hedge its exposure to adverse fluctuations in exchange rates on the principal amount of the Senior Debentures. The terms of the Foreign Currency Swap

NOTES
provided for the Group to make an initial exchange of principal of US$300,000,000 in exchange for (pound sterling)196,078,000. During the term of the Foreign Currency Swap, the Group is to make Sterling fixed-rate interest payments and is to receive US Dollar fixed-rate interest payments on the initial exchange amounts. On expiration, the initial principal amounts will be re-exchanged.

The Senior Debentures are unsecured liabilities of the Group.

SENIOR DISCOUNT DEBENTURES DUE 2007
The Group has issued US$1,536,413,000 principal amount at maturity of Senior Discount Debentures (the "Senior Discount Debentures") with a yield to maturity of 11%. At 31 December 1996, the unamortised portion of the discount on issue is (pound sterling)328,946,000 (1995: (pound sterling)387,197,000). The Senior Discount Debentures mature on 1 October 2007. Interest on the Senior Discount Debentures accrues semi-annually. Cash interest will not accrue on the Senior Discount Debentures prior to 1 October 2000 and is thereafter payable in arrears on 1 April and 1 October of each year at a rate of 11% per annum. The Senior Discount Debentures are redeemable, in whole or in part, at the option of the Group at any time on or after 1 October 2000.

The Group has purchased a five-year Sterling put option to purchase US$1,537,000,000 to hedge its exposure to adverse fluctuations in exchange rates on the principal amount at the early redemption date of the Senior Discount Debentures. The put option has a strike price at expiration on 28 September 2000 of (pound sterling)1 = US$1.4520 ("the Forward Rate").

The option premium paid of (pound sterling)88,070,000 has been included on the balance sheet within fixed asset investments and is being amortised to the profit and loss account over the five-year term of the option at a constant rate of the carrying amount of the Senior Discount Debentures. The difference between the contracted amount translated at the Forward Rate and at the spot rate at the inception of the contract in the amount of (pound sterling)91,717,000 is also being amortised on the same basis to the profit and loss account.

At 31 December 1996, the unamortised value of the option premium has been reduced by (pound sterling)53,025,000, representing the hedging of an equivalent foreign exchange gain on the Senior Discount Debentures during the year.

The Senior Discount Debentures are unsecured liabilities of the Group.

SENIOR SECURED FACILITY
On 22 May 1996, the Group entered into a senior secured credit facility (the "Senior Secured Facility") with a syndicate of banks. The facility is divided into two tranches: the first portion (Tranche A) is available on a revolving basis for up to (pound sterling)300 million, reducing to (pound sterling)100 million by 30 June 1998 with full repayment by 31 December 1998; the second portion (Tranche B) is available on a revolving basis concurrently with Tranche A for an amount up to 6.5 times the trailing, rolling six month annualised consolidated net operating cash flow, gradually reducing throughout the period of the facility to 4 times by 1 January 2000. Thereafter, the amount outstanding under the Tranche B facility converts to a term loan amortising over 5 years. The aggregate drawing at any time under both tranches cannot exceed (pound sterling)1.2 billion.

Borrowings under the facility are secured by the assets of the Group, including the partnership interests and shares of subsidiaries, and bear interest at 2.25% above LIBOR for Tranche A and between 0.5% and 1.875% above LIBOR (depending on the ratio of borrowings to the trailing, rolling six month annualised consolidated net operating cash flow) for Tranche B.

The Group's ability to borrow under the facility is subject to, among other things, its compliance with the financial and other covenants and borrowing conditions contained therein.

In September 1996, the Group entered into certain delayed-starting interest rate swap agreements in order to manage interest rate risk on the Senior Secured Facility. The effective dates of the interest rate swap agreements are 2 January 1997 and 31 March 1997, and the agreements mature on 31 December 2001 and 28 March 2002 respectively. The aggregate notional principal amount of the swaps adjusts upwards on a semi-annual basis to a maximum of (pound sterling)750 million. In accordance with the swap agreements, the Group receives interest at the six-month LIBOR rate and pays a fixed interest rate in the range of 7.835 - 7.975%.


18  DEFERRED TAXATION
The amount provided, and the full potential liability, in respect of deferred taxation is as follows:

                                                   GROUP                   GROUP
                                                    1996                    1995
                                    (POUND STERLING)'000    (POUND STERLING)'000
--------------------------------------------------------------------------------
Tax effect of timing differences due to:
Excess capital allowances over
  depreciation                                   110,600                     --
Other                                             27,900                 12,100
Trading losses                                  (138,500)               (12,100)
--------------------------------------------------------------------------------
                                                      --                     --
================================================================================

As at 31 December 1996, the Group estimates that it has, subject to Inland Revenue agreement, (pound sterling)940,000,000 (1995: (pound sterling)294,000,000) of tax losses, including losses arising prior to 1995 from the Group's predecessor businesses, available to relieve future profits. Accumulated tax losses at 31 December 1995 exclude capital allowances on assets which were available to the Group, but had not been claimed. At 31 December 1996, accumulated tax losses include a claim for all available capital allowances. No deferred tax asset has been recognised in respect of any unutilised tax losses.

19  MINORITY INTERESTS

At 31 December 1996, the minority interests comprised 30,000 ordinary shares of (pound sterling)1 each and 20,000 cumulative convertible preference shares of (pound sterling)1 each in Cable Guide Limited, and 5,000 ordinary shares of 10 pence each in Telewest Communications (London South) Limited, together with the relevant minority share of the profits or losses of each entity. All minority interests are equity interests.




20  CALLED UP SHARE CAPITAL

                                                    NUMBER                                     (POUND STERLING)000s
---------------------------------------------------------------------------   ------------------------------------------------------



                                                             CONVERTIBLE                             CONVERTIBLE
                                            ORDINARY          PREFERENCE            ORDINARY          PREFERENCE
                                           SHARES OF           SHARES OF           SHARES OF           SHARES OF
                                            10p EACH            10p EACH            10p EACH            10p EACH               TOTAL
----------------------------------------------------------------------------   -----------------------------------------------------
AUTHORIZED
At 1 January and
  31 December 1996                     2,010,000,000         661,000,000             201,000              66,100             267,100
============================================================================   =====================================================
ALLOTTED, CALLED UP
AND FULLY PAID
At 1 January 1996                        919,963,400         496,066,708              91,996              49,607             141,603
Issued during the year                     7,604,200                  --                 760                  --                 760
-----------------------------------------------------------------------------   ----------------------------------------------------
AT 31 DECEMBER 1996                      927,567,600         496,066,708              92,756              49,607             142,363
============================================================================   =====================================================

The consideration received in respect of the issue of shares during the year was as follows :

CONSIDERATION RECEIVED                                                                                       NUMBER OF SHARES ISSUED
------------------------------------------------------------------------------------------------------------------------------------
Surrender by Trans-Global (UK) Limited of its option to acquire 9.9% of equity in the
  South East Regional Franchise Area                                                                                       6,486,433

Additional 20% of share capital of Telewest Communications (Cotswolds) Limited                                               561,050

Additional 0.25% of share capital of Cable London plc                                                                        556,717
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                           7,604,200
====================================================================================================================================


CONVERTIBLE PREFERENCE SHARES
The convertible preference shares are convertible into fully paid ordinary shares at any time on the basis of one ordinary share for every convertible preference share provided that, immediately following the conversion, the percentage of the issued ordinary share capital of the Company held by members of the public, as defined by the listing rules of the London Stock Exchange, does not fall below 25%. The ordinary shares arising on conversion will rank pari passu in all respects with the ordinary shares then in issue.

The holders of the convertible preference shares are entitled to receive a dividend of such amount as is declared and paid in relation to each ordinary share, subject to the dividend to be paid not exceeding 20 pence per share net of any associated tax credit.

In the event of a winding-up of the Company or other return of capital, the assets of the Company available for distribution will be paid first to the holders of the convertible preference shares up to the sum of capital paid-up or credited as paid-up unless the right of election upon a winding-up of the Company has been exercised in respect of the convertible preference shares (the "Elected Shares"). If the election has been exercised, the holders of the ordinary shares and the Elected Shares will receive any surplus in accordance with the amount paid-up or credited as paid-up on the shares held.

The holders of the convertible shares are not entitled to vote at any general meeting of the Company unless the meeting includes the consideration of a resolution for winding up the Company or a resolution modifying the rights or privileges attaching to the convertible preference shares.

EMPLOYEE SHARE SCHEMES
Details of the employee share schemes operated by the Company are set out on pages 40 and 41 of the Report of the Remuneration Committee.

During the year, options and awards were granted over ordinary shares of the Company in accordance with the rules of the various employee share schemes. At 31 December 1996, taking into account options and awards exercised, cancelled, and lapsed, during the year, the following options to subscribe for the ordinary shares and awards over ordinary shares were outstanding.

NOTES

TELEWEST EXECUTIVE SHARE OPTION SCHEMES

                                                      EXERCISE PRICE                                                NUMBER OF SHARES
DATE OF GRANT                                              PER SHARE                     EXERCISE PERIOD                UNDER OPTION
------------------------------------------------------------------------------------------------------------------------------------
9 November 1995                                               154.5p                   13/5/98-11/5/2002                   5,029,062
9 November 1995                                               155.5p                   13/5/98-11/5/2002                     246,474
9 November 1995                                               171.5p                   17/6/98-15/6/2002                   1,136,059
9 November 1995                                               173.5p                   17/6/98-8/11/2005                     881,445
11 March 1996                                                 141.0p                   12/3/99-10/3/2006                   3,803,186
11 March 1996                                                 138.0p                   12/3/99-10/3/2006                     142,626
------------------------------------------------------------------------------------------------------------------------------------
TOTAL OPTIONS OUTSTANDING AT 31 DECEMBER 1996                                                                             11,238,852
====================================================================================================================================

TELEWEST SHARESAVE OPTION SCHEMES

                                                      EXERCISE PRICE                                                NUMBER OF SHARES
DATE OF GRANT                                              PER SHARE                     EXERCISE PERIOD                UNDER OPTION
------------------------------------------------------------------------------------------------------------------------------------
12 December 1994                                              150.0p                  1/2/2000-31/7/2000                     653,522
12 December 1995                                              134.0p                  1/2/2001-31/7/2001                   1,258,104
12 December 1996                                              102.5p                  1/2/2000-31/7/2000                   2,165,009
------------------------------------------------------------------------------------------------------------------------------------
TOTAL OPTIONS OUTSTANDING AT 31 DECEMBER 1996                                                                              4,076,635
====================================================================================================================================

The savings contracts associated with the options granted on 12 December 1996 became effective from 1 February 1997.

TELEWEST RESTRICTED SHARE SCHEME
At 31 December 1996, awards over 2,648,000 Ordinary shares were outstanding. The exercise period of these awards is from 13 January 1998 to 24 July 2006.

Of the total shares under award at 31 December 1996, executives had earned 2,300,000 Ordinary shares in respect of services provided to the Group, leaving 348,000 Ordinary shares to be earned through future services.


21  RESERVES

                                                                      GROUP                                         COMPANY
                                           ----------------------------------------------------------    ---------------------------
                                                 SHARE         MERGER           OTHER          PROFIT          SHARE          PROFIT
                                               PREMIUM        RESERVE        RESERVES        AND LOSS        PREMIUM        AND LOSS
                                                (POUND         (POUND          (POUND          (POUND         (POUND          (POUND
                                         STERLING)'000  STERLING)'000   STERLING)'000   STERLING)'000   STERLING)'000  STERLING)'000
------------------------------------------------------------------------------------------------------------------------------------
At 1 January 1996                                   --        556,095         270,237       (126,238)             --        (16,653)
Issue of shares                                  9,187            729              --             --           9,187             --
Goodwill written off                                --        (21,557)             --             --              --             --
Loss for the financial year                         --             --              --       (250,903)             --        (38,203)
------------------------------------------------------------------------------------------------------------------------------------
AT 31 DECEMBER 1996                              9,187        535,267         270,237       (377,141)          9,187        (54,856)
====================================================================================================================================

22  COMMITMENTS AND CONTINGENCIES

(i) CAPITAL COMMITMENTS

The amount of capital expenditure authorised by the Group for which no provision has been made in the financial statements is as follows:

                                                          1996              1995
                                                        (POUND            (POUND
                                                 STERLING)'000     STERLING)'000
--------------------------------------------------------------------------------
Contracted                                              13,539             5,616
Authorised but not contracted                          526,051           507,380
================================================================================

The Company has no capital commitments.

(ii) LEASING COMMITMENTS
Obligations of the Group in respect of finance leases, net of interest, are payable over the following periods.

                                           GROUP         COMPANY           GROUP
                                            1996            1996            1995
                                          (POUND          (POUND          (POUND
                                   STERLING)'000   STERLING)'000   STERLING)'000
--------------------------------------------------------------------------------
Within one year                            2,716             145             929
In the second to fifth
  years inclusive                         22,812           3,933          15,498
Over five years                           28,862          16,032          13,887
--------------------------------------------------------------------------------
                                          54,390          20,110          30,314
================================================================================

The Company had no obligations in respect of finance leases in 1995.

Annual commitments of the Group under operating leases are set out below:

                               1996           1996           1995           1995
                           LAND AND                     LAND AND
                          BUILDINGS   OTHER ASSETS      BUILDINGS   OTHER ASSETS
                             (POUND         (POUND         (POUND         (POUND
                      STERLING)'000  STERLING)'000  STERLING)'000  STERLING)'000
--------------------------------------------------------------------------------
Within
  one year                      162            709             78            166
In the second
  to fifth years
  inclusive                     675          1,167            386          1,177
Over five
  years                       3,092             --          1,690             28
--------------------------------------------------------------------------------
                              3,929          1,876          2,154          1,371
================================================================================

The Company has no operating leasing commitments.


23 RECONCILIATION OF OPERATING LOSS TO NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES

                                                        1996                1995
                                                      (POUND              (POUND
                                               STERLING)'000       STERLING)'000
--------------------------------------------------------------------------------
Operating loss                                     (129,251)            (83,772)
Depreciation and
  amortisation                                      129,716              61,525
Increase in stocks                                      (13)                (15)
Increase in debtors                                 (16,493)             (6,080)
Increase in creditors                                44,520              18,137
--------------------------------------------------------------------------------
NET CASH INFLOW/(OUTFLOW)
  FROM OPERATING ACTIVITIES                          28,479             (10,205)
================================================================================

24  ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

                                                    DEBENTURES,          FOREIGN
                                   SHARE CAPITAL      LOANS AND         CURRENCY
                                      (INCLUDING  FINANCE LEASE           OPTION
                                        PREMIUM)    OBLIGATIONS          PREMIUM
                                          (POUND         (POUND           (POUND
                                   STERLING)'000  STERLING)'000    STERLING)'000
--------------------------------------------------------------------------------
Balance at
  1 January 1996                         141,603        788,716         (85,185)
Cash inflows from
  financing                                   --         79,003              --
Shares issued for
  non-cash consideration                   9,947             --              --
Amortisation of finance
  costs                                       --         61,779          12,815
Valuation adjustment to
  foreign currency
  option premium                              --             --          53,025
Foreign exchange gain
  on debentures                               --        (57,589)             --
Debenture issue costs
  relating to prior year
  paid during the year                        --            829              --
Inception of finance lease
  contracts                                   --         25,307              --
--------------------------------------------------------------------------------
BALANCE AT
  31 DECEMBER 1996                       151,550        898,045         (19,345)
================================================================================

25  PURCHASE OF SUBSIDIARY UNDERTAKINGS

                                                        1996                1995
                                                      (POUND              (POUND
                                               STERLING)'000       STERLING)'000
--------------------------------------------------------------------------------
Tangible fixed assets                                     --            400,978
Fixed asset investments                                   --                314
Debtors                                                   --             22,629
Cash at bank and in hand                                  --              4,159
Creditors                                                 --            (45,012)
Loans and finance leases                                  --           (158,062)
--------------------------------------------------------------------------------
                                                          --            225,006
Goodwill                                              19,723            464,872
--------------------------------------------------------------------------------
                                                      19,723            689,878
================================================================================
Satisfied by:
Issue of shares                                        9,869            678,174
Cash                                                   9,854              7,391
Accruals for costs incurred                               --              4,313
--------------------------------------------------------------------------------
                                                      19,723            689,878
================================================================================

NOTES

26 ANALYSIS OF THE NET OUTFLOW OF CASH EQUIVALENTS IN RESPECT OF THE PURCHASE OF SUBSIDIARY UNDERTAKINGS

                                                         1996                    1995
                                         (POUND STERLING)'000    (POUND STERLING)'000
--------------------------------------------------------------------------------------------
Cash consideration                                     (9,854)                 (7,391)
Payment of prior year accrual for
  acquisition costs                                    (4,313)                      _
Cash at bank and in hand
  acquired                                                 --                   4,159
--------------------------------------------------------------------------------------------
Net outflow of cash and
  cash equivalents                                    (14,167)                 (3,232)
============================================================================================


27  ANALYSIS OF CHANGES IN CASH AND CASH EQUIVALENTS

                                                         1996                    1995
                                         (POUND STERLING)'000    (POUND STERLING)'000
--------------------------------------------------------------------------------------------
Balance at 1 January                                  464,818                 248,002
Net cash (outflow)/inflow before
  foreign exchange                                   (386,064)                208,393
Foreign exchange movement on cash                         362                   8,423
--------------------------------------------------------------------------------------------
BALANCE AT 31 DECEMBER                                 79,116                 464,818
============================================================================================

28 RELATED PARTY TRANSACTIONS

IDENTITY OF RELEVANT RELATED PARTIES
Tele-Communications International, Inc. ("TCI(2)") and US WEST Inc. ("US WEST") are related parties of the Group, in that they own more than 20% of the voting rights of the Group. Cox Communications, Inc. ("COX") and SBC Communications, Inc. ("SBC") are also considered to be related parties of the Group, in that they control substantial portions of the voting rights of the Group and hence are able to exercise influence over its financial and operating policies.

Birmingham Cable Corporation Limited and Cable London plc (together "the Associates") are related parties of the Group by virtue of their status as associated companies.

NATURE OF TRANSACTIONS
Transactions with related parties, other than those described in other notes to the financial statements, were as follows:

The Group, in the normal course of providing cable television services, purchases certain of its programming from subsidiaries of TCI(2). Such programming is purchased on commercially-available terms. Total purchases in the year amounted to (pound sterling)6,951,000. The amount due to the subsidiaries of TCI(2) at 31 December 1996 is (pound sterling)1,470,000.

The Group has management agreements with TCI(2), US WEST, COX, and SBC under which amounts are paid for employees who have been seconded to the Group. The amounts charged under these agreements during the year and total amounts due to TCI(2), US WEST, COX, and SBC at 31 December 1996 are set out below.

RELATED PARTY                        AMOUNTS CHARGED UNDER  TOTAL AMOUNTS DUE AT
                                     MANAGEMENT AGREEMENTS      31 DECEMBER 1996
                                      (POUND STERLING)'000  (POUND STERLING)'000
--------------------------------------------------------------------------------
TCI(2)                                                 375                   810

US WEST                                              1,810                   365

COX                                                    281                   600

SBC                                                     93                    --
--------------------------------------------------------------------------------

The Group has entered into consulting agreements with the Associates to provide consulting services relating to telephony operations. Under the agreements, the Group receives an annual fee based upon the revenue of the Associates. The Group also receives a fee for providing switching services to the Associates comprising a fixed element based on a number of switches and a variable element based on a number of lines. Fees received during the year in respect of these services amount to (pound sterling)1,383,000. The amounts due at 31 December 1996 from the Associates in respect of these services were (pound sterling)2,524,000.

PRINCIPAL SUBSIDIARY UNDERTAKINGS

Except where otherwise stated, the Company owns indirectly 100% of the ordinary share capital of the following principal subsidiary companies and holds indirectly a 100% interest in the following partnerships and joint ventures. The Company also indirectly owns preference shares in the subsidiary companies which are separately disclosed. The subsidiary companies are incorporated in Great Britain and registered in England and Wales except for the Scottish companies, being those companies indicated by *, which are registered in Scotland. The proportion of the ordinary shares held by the Group also represent the proportion of voting rights held by the Group with the exception of Cable Guide Limited in which the Group holds 66.67% of the voting rights.

The principal activities of these entities, unless otherwise indicated, are the building and operation of cable television and telephony networks in the United Kingdom.

All subsidiary undertakings have been included in the consolidated financial statements.

Companies:
Cable Adnet Limited
Cable Guide Limited (Publisher)
  (The Company owns indirectly 70% of the ordinary shares and 60% of the cumulative convertible preference shares)
Cable Internet Limited
Telewest Communications (Central Lancashire) Limited
Telewest Communications (Cotswolds) Limited
Telewest Communications (Cumbernauld) Limited*
Telewest Communications (Dumbarton) Limited*
Telewest Communications (Dundee & Perth) Limited*
Telewest Communications (East Lothian) Limited*
Telewest Communications (Falkirk) Limited*
Telewest Communications (Fylde & Wyre) Limited
Telewest Communications (Glenrothes) Limited*
Telewest Communications Group Limited (Management
  Company)
Telewest Communications (Liverpool) Limited
Telewest Communications (London South) Limited
  (The Company owns indirectly 99.75% of the ordinary shares)

Telewest Communications (Midlands) Limited
Telewest Communications (Midlands & North West) Limited
Telewest Communications (Motherwell) Limited*
Telewest Communications Networks Limited (Management
  Company)
(The Company owns directly 100% of the ordinary shares)
Telewest Communications (North East) Limited
Telewest Communications (North West) Limited
Telewest Communications Scotland Holdings Limited*
  (Holding Company)
Telewest Communications (Scotland) Limited*
Telewest Communications (South East) Limited
Telewest Communications (South Thames Estuary) Limited
Telewest Communications (South West) Limited
Telewest Communications (Southport) Limited
Telewest Communications (St. Helens & Knowsley) Limited
Telewest Communications (Telford) Limited
Telewest Communications (Wigan) Limited
Telewest Communications (Worcester) Limited

                                                                PRINCIPAL PLACE
PARTNERSHIPS:                                                   OF BUSINESS
Avon Cable Limited Partnership                                  Bristol
Cotswolds Cable Limited Partnership                             Cheltenham
Edinburgh Cable Limited Partnership                             Edinburgh
Estuaries Cable Limited Partnership                             Basildon
London South Cable Partnership                                  Croydon
Telewest Communications (North East) Partnership                Newcastle
Telewest Communications (South East) Partnership                Basildon
Tyneside Cable Limited Partnership                              Newcastle
United Cable (London South) Limited Partnership                 Croydon

JOINT VENTURES:
Avon Cable Limited Partnership and Telewest Communications
 (South West) Limited Joint Venture                             Bristol
London South Cable Partnership and Telewest Communications
 (London South) Limited Joint Venture                           Croydon
Telewest Communications (Cotswolds) Venture                     Cheltenham
Telewest Communications (Scotland) Venture                      Edinburgh

PRINCIPAL ASSOCIATED UNDERTAKINGS AND OTHER PARTICIPATING INTERESTS

ASSOCIATED UNDERTAKINGS
                                                                         ISSUED AND FULLY PAID UP           PERCENTAGE
                                                                                    SHARE CAPITAL         SHAREHOLDING
----------------------------------------------------------------------------------------------------------------------
Birmingham Cable Corporation Limited                                   51,073,486 ordinary shares
                                                                         of(pound sterling)1 each                27.47

Cable London plc                                                       55,125,690 ordinary shares
                                                                                      of 10p each                50.00**

London Interconnect Limited                         120 ordinary shares of (pound sterling)1 each
                                                             (equally divided between ordinary A,
                                                                         B, C, D, E and F shares)               16.67

Central Cable Sales Limited                            2 ordinary shares of(pound sterling)1 each               50.00

Cable London plc has also issued (pound sterling)45,000,000 of convertible loan stock which is convertible into ordinary shares. The Group held (pound sterling)22,500,000 of the issued loan stock at 31 December 1996.

The Group's interest in London Interconnect Limited is included in the consolidated financial statements as an associated undertaking because the Group is in a position to exercise a significant influence over the company.

All associated shareholdings operate in the United Kingdom and are incorporated in Great Britain and are registered in England and Wales.

The principal activities of Birmingham Cable Corporation Limited and Cable London plc are the building and operation of cable television and telephony networks. The principal activity of London Interconnect Limited is the provision of telephony services. The principal activity of Central Cable Sales Limited is the sale of advertising space on cable television networks.

PARTICIPATING INTERESTS

                                                                         ISSUED AND FULLY PAID UP           PERCENTAGE
                                                                                    SHARE CAPITAL         SHAREHOLDING
----------------------------------------------------------------------------------------------------------------------
The Cable Corporation Limited                                          18,225,389 ordinary shares
                                                                                      of 25p each               17.45%

                                                                    1,000,000 ordinary "B" shares
                                                                      of(pound sterling)6.50 each                   -

                                                                     2 special shares of 25p each                   -
----------------------------------------------------------------------------------------------------------------------
PERCENTAGE SHAREHOLDING OF TOTAL ORDINARY SHARES                                                                16.50%
======================================================================================================================

The principal activities of The Cable Corporation Limited are the building and operation of cable television and telephony networks in the United Kingdom. The Cable Corporation is incorporated in Great Britain and is registered in England and Wales.

** The investment is held directly by Telewest Communications plc.

FINANCIAL STATEMENTS UNDER US GAAP



Contents

68      Independent auditors' report

69 Consolidated statements of operations for each of the years in the three-year period ended December 31, 1996

70      Consolidated balance sheets at December 31, 1996 and 1995

71 Consolidated statements of cash flows for each of the years in the three-year period ended December 31, 1996

72 Consolidated statement of shareholders' equity for each of the years in the three-year period ended December 31, 1996

73      Notes to the consolidated financial statements

87      Supplementary financial information - five year summary

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Telewest Communications plc

We have audited the accompanying consolidated balance sheet of Telewest Communications plc and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations and cash flows for each of the years in the three year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements on pages 69 to 86 present fairly, in all material respects, the financial position of Telewest Communications plc and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1996 in conformity with generally accepted accounting principles in the United States of America.

KPMG Audit Plc
Chartered Accountants
Registered Auditors
London, England

March 11, 1997

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                          YEAR ENDED DECEMBER 31
                                                                       1996          1996              1995              1994
                                                                      $'000    (POUNDS STERLING) (POUNDS STERLING) (POUNDS STERLING)
                                                                     (NOTE 2)         '000             '000               '000
------------------------------------------------------------------------------------------------------------------------------------
REVENUE
Cable television                                                      207,572     121,224               64,740         35,875
Telephony - residential                                               214,060     125,013               57,597         23,471
Telephony - business                                                   59,181      34,562               17,449          8,812
Other (pounds sterling)1,600,(pounds sterling)1,451 and (pounds sterling)1,481 in 1996, 1995 and 1994, respectively, from
  related parties)                                                     16,210       9,467                4,998          3,869
------------------------------------------------------------------------------------------------------------------------------------
                                                                      497,023     290,266              144,784         72,027
------------------------------------------------------------------------------------------------------------------------------------
OPERATING COSTS AND EXPENSES
Programming                                                          (119,700)    (69,906)             (32,194)       (15,500)
Telephony                                                             (90,019)    (52,572)             (29,526)       (14,714)
Selling, general and administrative (including (pounds
  sterling)2,560, (pounds sterling)3,257 and (pounds
  sterling)2,128 in 1996, 1995 and 1994, respectively,
  to related parties)                                                (286,507)   (167,323)            (105,388)       (60,414)
Depreciation                                                         (222,113)   (129,716)             (60,019)       (30,320)
Amortization of goodwill                                              (44,775)    (26,149)              (7,854)        (1,827)
------------------------------------------------------------------------------------------------------------------------------------
                                                                     (763,114)   (445,666)            (234,981)      (122,775)
------------------------------------------------------------------------------------------------------------------------------------
OPERATING LOSS                                                       (266,091)   (155,400)             (90,197)       (50,748)

OTHER INCOME/(EXPENSE)
Interest income (including (pounds sterling)1,723,
  (pounds sterling)1,583 and (pounds sterling)465
  in 1996, 1995 and 1994, respectively,
  from related parties)                                                28,512      16,651               15,645          2,291
Interest expense ((pounds sterling)1,083 in 1994 to related parties) (180,086)   (105,172)             (26,649)       (10,069)
Loss on disposal of interest rate swaps                                    -           -                (8,609)            -
Unrealized gain on interest rate swaps                                     -           -                     -          1,636
Foreign exchange losses, net                                           (4,860)     (2,838)             (14,575)           (21)
Share of net losses of affiliates                                     (27,351)    (15,973)             (12,777)        (8,466)
Gain/(loss) on disposal of assets                                         978         571                 (419)            26
Minority interests in (profits)/losses of consolidated
  subsidiaries, net                                                      (308)       (180)                 (16)            39
Other, net                                                                  -           -                   82            (25)
------------------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES                                             (449,206)   (262,341)            (137,515)       (65,337)
Income tax expense (note 14)                                              (86)        (50)                 (16)            -
------------------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE EXTRAORDINARY GAIN                                       (449,292)   (262,391)            (137,531)       (65,337)
Extraordinary gain (note 15)                                                -           -                    -          7,287
------------------------------------------------------------------------------------------------------------------------------------
NET LOSS                                                             (449,292)   (262,391)            (137,531)       (58,050)
====================================================================================================================================



                                                                                     YEAR ENDED DECEMBER 31
                                                                                                                   PRO FORMA
                                                                  1996           1996              1995              1994
                                                                    $*     (POUNDS STERLING)*  (POUNDS STERLING)* (POUNDS STERLING)*
-----------------------------------------------------------------------------------------------------------------------------------
LOSS PER ORDINARY SHARE
Weighted average number of ordinary shares
  outstanding                                                  925,425,473    925,425,473        861,424,848        630,756,392
Loss per ordinary share before extraordinary gain                    (0.49)         (0.28)             (0.16)             (0.10)
Extraordinary gain                                                       -              -                  -               0.01
-----------------------------------------------------------------------------------------------------------------------------------
LOSS PER ORDINARY SHARE                                              (0.49)         (0.28)             (0.16)             (0.09)
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

* Except number of shares

CONSOLIDATED BALANCE SHEETS



                                                                                                 DECEMBER 31
                                                                                    1996           1996             1995
                                                                                   $'000     (POUNDS STERLING) (POUNDS STERLING)
                                                                                 (NOTE 2)          '000             '000
-------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                          135,470        79,116         464,818
Trade receivables (net of allowance for doubtful accounts
  of (pounds sterling)5,405 and(pounds sterling)4,695)                              50,179        29,305          23,123
Other receivables (note 7)                                                          55,468        32,394          25,657
Prepaid expenses                                                                     8,849         5,168           6,133
Investments in affiliates, accounted for under the equity method,
  and related receivables (note 8)                                                 118,868        69,420          80,703
Other investments, at cost                                                          43,948        25,666          20,666
Property and equipment (less accumulated depreciation
  of (pounds sterling)308,240 and(pounds sterling)182,142) (note 9)              2,478,030     1,447,194       1,063,808
Goodwill (less accumulated amortization of(pounds sterling)37,907
  and(pounds sterling)11,758)                                                      841,236       491,290         495,881
Other assets (less accumulated amortization of (pounds sterling)4,162
  and (pounds sterling)742) (note 11)                                              106,825        62,387         108,931
------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                     3,838,873     2,241,940       2,289,720
========================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable                                                                    80,230        46,855          40,402
Other liabilities (note 12)                                                        325,679       190,200         103,824
Debt (note 13)                                                                   1,505,713       879,351         792,265
Capital lease obligations                                                           93,132        54,390          30,314
------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                2,004,754     1,170,796         966,805
------------------------------------------------------------------------------------------------------------------------
MINORITY INTERESTS                                                                     594           347             167
------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY (NOTE 16)
Convertible preference shares, 10p par value; 661,000,000
  shares authorized and 496,066,708 shares issued and outstanding                   84,942        49,607          49,607
Ordinary shares, 10p par value; 2,010,000,000 shares authorized;
  927,567,600 and 919,963,400 issued and outstanding in 1996
  and 1995, respectively                                                           158,828        92,757          91,996
Additional paid-in capital                                                       2,282,302     1,332,887       1,322,971
Accumulated deficit                                                               (688,530)     (402,108)       (139,717)
------------------------------------------------------------------------------------------------------------------------
                                                                                 1,837,542     1,073,143       1,324,857

Ordinary shares held in trust for The Telewest Restricted Share
  Scheme (note 17)                                                                  (4,017)       (2,346)         (2,109)
------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                       1,833,525     1,070,797       1,322,748
------------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (NOTE 18)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                       3,838,873     2,241,940       2,289,720
========================================================================================================================

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                    YEAR ENDED DECEMBER 31
                                                                         1996         1996          1995        1994
                                                                        $'000        (POUNDS       (POUNDS     (POUNDS
                                                                      (NOTE 2)      STERLING)     STERLING)   STERLING)
                                                                                      '000          '000        '000
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before extraordinary gain                                       (449,292)    (262,391)     (137,531)      (65,337)
Adjustments to reconcile loss before extraordinary gain
  to net cash provided by/(used in) operating activities:
  Depreciation                                                        222,113      129,716        60,019        30,320
  Amortization of goodwill                                             44,775       26,149         7,854         1,827
  Amortization of deferred financing costs and issue
    discount on senior discount debentures                            126,888       74,104        16,605            -
  Accrued interest on senior debentures                                    -            -          5,451            -
  Unrealized loss on foreign currency translation                       4,860        2,838        14,575            -
  Loss on disposal of interest rate swaps                                  -            -          8,609            -
  Unrealized gain on interest rate swaps                                   -            -             -         (1,636)
  Share of losses of affiliates                                        27,351       15,973        12,777         8,466
  (Gain)/loss on disposals of assets                                     (978)        (571)          419           (26)
  Minority interests in profit/(loss)                                     308          180            16           (39)
Changes in operating assets and liabilities, net of
  effect of acquisition of subsidiaries:
  Change in receivables                                               (27,239)     (15,908)       (5,282)       (8,102)
  Change in prepaid expenses                                            1,632          953        (3,367)        1,004
  Change in accounts payable                                           (7,834)      (4,575)       (5,603)       15,293
  Change in other liabilities                                          88,471       51,668        19,206         9,067
Other                                                                      -            -           (356)           -
----------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES                    31,055       18,136        (6,608)       (9,163)
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for property and equipment                                 (795,136)    (464,367)     (254,453)     (202,683)
Cash paid for acquisition of subsidiaries                             (24,258)     (14,167)       (3,232)         (236)
Additional investments in and loans to affiliates                      (4,671)      (2,728)       (9,143)      (23,761)
Additions to other investments                                         (8,562)      (5,000)           -             -
Proceeds from disposals of assets                                       5,238        3,059           688           294
Other investing activities                                                 -            -            335        (5,505)
----------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                (827,389)    (483,203)     (265,805)     (231,891)
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Cash paid for credit facility arrangement costs                       (31,506)     (18,400)           -             -
Proceeds from debenture issue                                              -            -        754,812            -
Cash paid for foreign currency option                                      -            -        (88,070)           -
Repayment of borrowings                                                (1,604)        (937)     (157,930)     (219,700)
Cash paid for debenture issue costs                                    (1,420)        (829)      (20,574)           -
Cash paid for share issue costs                                            -            -         (6,141)      (28,543)
Proceeds from share issues                                                 -            -             -        511,800
Proceeds from borrowings                                              171,915      100,400            -        174,200
Capital element of finance lease repayments                            (2,108)      (1,231)       (1,291)         (210)
Net contributions from Joint Venturers and minorities                      -            -             -         44,995
----------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                             135,277       79,003       480,806       482,542
----------------------------------------------------------------------------------------------------------------------
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS                 (661,057)    (386,064)      208,393       241,488
Effect of exchange rate changes on cash and
  cash equivalents                                                        620          362         8,423            -
Cash and cash equivalents at beginning of year                        795,907      464,818       248,002         6,514
----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                              135,470       79,116       464,818       248,002
======================================================================================================================

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


                                                                                                        NET ASSETS OF
                                                                                                    THE JOINT VENTURE
                                                                                                 (POUNDS STERLING)'000
                                                                                                           (SEE NOTE 1)
----------------------------------------------------------------------------------------------------------------------
JOINT VENTURE:
Period from January 1 to November 22, 1994
Balance at January 1, 1994                                                                                     311,695
Capital contribution                                                                                           121,873
Repayment of the Joint Venturers' capital accounts                                                             (75,700)
Net loss                                                                                                       (55,864)
----------------------------------------------------------------------------------------------------------------------
Balance at November 22, 1994                                                                                   302,004
======================================================================================================================

On November 22, 1994 the net assets of Joint Venture were contributed to the Company, as described in Note 1 to the consolidated financial statements. The contribution appears as an increase in additional paid-in capital in the following table.



                                        CONVERTIBLE                               ADDITIONAL
                                        PREFERENCE     ORDINARY      SHARES HELD   PAID-IN     ACCUMULATED
                                          SHARES        SHARES        IN TRUST     CAPITAL       DEFICIT       TOTAL
                                          (POUNDS       (POUNDS       (POUNDS      (POUNDS       (POUNDS      (POUNDS
                                        (STERLING)     STERLING)     STERLING)    STERLING)    (STERLING)    (STERLING)
                                           '000          '000          '000         '000          '000          '000
----------------------------------------------------------------------------------------------------------------------
COMPANY:
Shares issued during the year              15,300        84,824            -       384,272            -        484,396
Ordinary shares held in trust
  for the Telewest Restricted
  Share Scheme                                 -             -         (7,280)          -             -         (7,280)
Contribution of the Joint
  Venture to the Company
  on November 22, 1994                         -             -             -       302,004            -        302,004
Net loss                                       -             -             -            -         (2,186)       (2,186)
----------------------------------------------------------------------------------------------------------------------
BALANCE AT
DECEMBER 31, 1994                          15,300        84,824        (7,280)     686,276        (2,186)      776,934
Conversion of ordinary
  shares into convertible
  preference shares                        11,227       (11,227)           -            -             -             -
Shares issued in connection
  with the acquisition
  of TCMN (see note 5)                     23,080        18,399            -       636,695            -        678,174
Accrued employee
  compensation relating
  to the Telewest Restricted
  Share Scheme                                 -             -          5,171           -             -          5,171
Net loss                                       -             -             -            -       (137,531)     (137,531)
----------------------------------------------------------------------------------------------------------------------
BALANCE AT
  DECEMBER 31, 1995                        49,607        91,996        (2,109)   1,322,971      (139,717)    1,322,748
Ordinary shares issued                          _           761            -         9,916            -         10,677
Accrued employee compensation
  relating to the Telewest
  Restricted Share Scheme                      -             -           (237)          -             -           (237)
Net loss                                       -             -             -            -       (262,391)     (262,391)
----------------------------------------------------------------------------------------------------------------------
BALANCE AT
  DECEMBER 31, 1996                        49,607        92,757        (2,346)   1,332,887      (402,108)    1,070,797
======================================================================================================================

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS years ended December 31, 1996 and 1995


1  ORGANIZATION AND HISTORY
Telewest Communications plc ("the Company") is a cable television and telephony operator which offers these services to business and residential customers in the United Kingdom ("UK"). The Company derives its cable television revenues from installation fees, monthly basic and premium service fees and advertising charges. The Company derives its telephony revenues from connection charges, monthly line rentals, call charges, special residential service charges and interconnection fees payable by other operators. The cable television and telephony services account for approximately 42% and 55%, respectively, of the Company's revenue. This revenue is predominantly derived from residential, rather than business, customers.

The Company was incorporated on October 20, 1994 under the laws of England and Wales in preparation for the October 2, 1995 internal reorganization of Telewest Communications Cable Limited ("TCCL"), then called TeleWest Communications plc, and its subsidiaries whereby the entire issued share capital of TCCL was transferred to the Company in exchange for fully paid up shares of the Company. TCCL had traded since November 22, 1994 when affiliates of Tele-Communications, Inc. (the "TCI Affiliates") and affiliates of US WEST, Inc. (the "US WEST Affiliates") contributed their UK cable interests to TCCL (the "Contribution"). These interests were previously held by the TCI Affiliates and US WEST Affiliates through TCI/US West Cable Communications Group, a general partnership. TCI/US WEST Cable Communications Group and its subsidiaries collectively are referred to herein as the "Joint Venture" and the TCI Affiliates and US WEST Affiliates collectively are referred to herein as the "Joint Venturers".


2  BASIS OF PREPARATION
The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's historical shareholders' equity for the periods prior to November 22, 1994, is the excess of the Joint Venture's assets over the Joint Venture's liabilities and represents the historical cost of the capital contributions made by the Joint Venturers less the accumulated deficit arising from the Joint Venture's operations.

The economic environment and currency in which the Company operates is the UK and hence its reporting currency is Pounds Sterling (pounds sterling). Certain financial information for the year ended December 31, 1996 has been translated into US Dollars, with such US Dollar amounts being unaudited and presented solely for the convenience of the reader, at the rate of $1.7123 = (pounds sterling)1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 1996. The presentation of the US Dollar amounts should not be construed as a representation that the Pounds Sterling amounts could be so converted into US Dollars at the rate indicated or at any other rate.


3  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and those of all majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated upon consolidation.

All acquisitions have been accounted for under the purchase method of accounting. Under this method, the results of subsidiaries and affiliates acquired in the year are included in the consolidated statement of operations from the date of acquisition.

Goodwill arising on consolidation (representing the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired) is amortized over the acquisition's useful life or over a maximum period of 40 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through projected undiscounted future operating cash flows of the acquired operations. The assessment of the recoverability of goodwill will be impacted if projected future operating cash flows are not achieved. The amount of goodwill impairment, if any, is measured based on the projected discounted future operating cash flows using a discount rate reflecting the Company's cost of funds.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents include highly-liquid investments with original maturities of three months or less that are readily convertible into cash.

FINANCIAL INSTRUMENTS
The Company uses foreign currency option contracts which permit, but do not require, the Company to exchange foreign currencies at a future date with another party at a contracted exchange rate. The Company also enters into combined foreign currency and interest rate swap contracts ("Foreign Currency Swaps"). Such contracts are used to hedge against adverse changes in foreign currency exchange rates associated with obligations denominated in foreign currency.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The foreign currency option and Foreign Currency Swaps are recorded on the balance sheet in other assets or other liabilities at their fair value at the reporting period with changes in their fair value during the reporting period being reported as part of the foreign exchange gain or loss in the statement of operations. Such gains and losses are offset against foreign exchange gains and losses on the obligations denominated in foreign currencies which have been hedged.

Interest rate swap agreements which are used to manage interest rate risk on the Company's borrowings are accounted for using the accruals method. Net income or expense resulting from the differential between exchanging floating and fixed rate interest payments is recorded on an accruals basis. To the extent that the interest rate swap agreements are delayed starting, net income or expense is not recognized until the effective date of the agreement.

Other interest rate swaps which are held as trading assets are recorded on the balance sheet at their fair value at the end of each reporting period with changes in their fair value being recorded as gains and losses in the statement of operations.

INVESTMENTS
Investments in partnerships, joint ventures and subsidiaries in which the Company's voting interest is 20% to 50%, and others where the Company has significant influence, are accounted for using the equity method. Investments which do not have a readily determinable fair value, in which the Company's voting interest is less than 20%, and in which the Company does not have significant influence, are carried at cost and written down to the extent that there has been an other-than-temporary diminution in value.

ADVERTISING COSTS
Advertising costs are expensed as incurred. The amount of advertising costs expensed was (pound sterling)24,846,000, (pound sterling)10,246,000, and (pound sterling)4,313,000 for the years ended December 31, 1996, 1995, and 1994, respectively.

PROPERTY AND EQUIPMENT
Property and equipment is stated at cost, including the historical carryover basis cost from the Contribution. Except during the prematurity period as described below, depreciation is provided to write off the cost, less estimated residual value, of property and equipment by equal instalments over their estimated useful economic lives as follows:

 Freehold and long leasehold buildings          50 years
 Cable and ducting                              20 years
 Electronic equipment
 -  System electronics                           8 years
 -  Switching equipment                          8 years
 -  Subscriber electronics                       5 years
 -  Headend, studio and playback facilities      5 years
 Other equipment
 -  Office furniture and fittings                5 years
 -  Motor vehicles                               4 years


During the prematurity period, depreciation of cable and ducting and system electronics is charged monthly to write off the estimated cost at the end of the prematurity phase over a useful life of 20 and 8 years, respectively. In accordance with Statement of Financial Accounting Standard ("SFAS") No 51, "Financial Reporting by Cable Television Companies", the monthly charge is scaled down by a ratio of average customers in the current period to the estimated customer base at the end of the prematurity period. The prematurity period covers the period between connecting the first customer and substantial completion of the network.

Preconstruction costs which are included within cable and ducting are amortized over the life of the franchise from the date of the first customer.

The Company accounts for costs, expenses and revenues applicable to the construction and operation of its cable systems under SFAS No 51.

The estimated useful lives of cable and ducting and systems electronics were reassessed with effect from January 1, 1996, and were changed from 25-30 years and 10 years to 20 years and 8 years, respectively. The net book value of these assets are being written-off over their revised estimated remaining lives.

FRANCHISE COSTS
Expenditure incurred on successful applications for franchise licenses is included in property and equipment and is amortized over the remaining life of the original franchise term. Costs relating to unsuccessful applications are charged to the statement of operations.

DEFERRED FINANCING COSTS
Costs incurred in raising debt are deferred and recorded on the balance sheet in other assets. The costs are amortized to the consolidated statement of operations at a constant rate to the carrying value of the debt over the life of the obligation.

MINORITY INTERESTS
Recognition of the minority interests' share of losses of consolidated subsidiaries is limited to the amount of such minority interests' allocable portion of the equity of those consolidated subsidiaries.

FOREIGN CURRENCIES
Transactions in foreign currencies are recorded using the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the statement of operations.

REVENUE RECOGNITION
Revenue is recognized as services are delivered. Other revenues include connection fees which are recognized in the period of connection to the extent that the fee is offset by direct selling costs. The remainder is recognized over the estimated average period that customers are expected to remain connected to the system.

PENSION COSTS
The Company does not have a defined-benefit pension plan but operates a defined-contribution scheme or contributes up to specified limits to the third-party scheme of the employee's choice. The amount included in losses in 1996, 1995 and 1994 of (pound sterling)2,580,000, (pound sterling)1,538,000, and (pound sterling)839,000, respectively, represents the contributions payable to the selected schemes in respect of the relevant accounting periods.

INCOME TAXES
Prior to November 22, 1994 no provision had been made for income tax expense or benefit in the accompanying financial statements as the earnings or losses of the Joint Venture were reported in the respective income tax returns of the individual Joint Venturers. Following the reorganization effective on November 22, 1994, the Company became subject to UK taxation and adopted SFAS No 109, "Accounting for Income Taxes". The adoption of SFAS No 109 does not give rise to any cumulative adjustment to be made in the 1994 consolidated statement of operations. Under the asset and liability method of SFAS No 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered.

SHARE-BASED COMPENSATION
SFAS No. 123, "Accounting for Stock-Based Compensation", encourages, but does not require, companies to record compensation cost for share-based employee compensation plans at fair value. The Company has chosen to continue to account for share-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, compensation cost for share options is measured as the excess, if any, of the quoted market price of the Company's shares at the date of the grant over the amount an employee must pay to acquire the shares.

Shares purchased by trustees in connection with the Telewest Restricted Share Scheme, are valued at the market price on the date on which they are purchased and are reflected as a reduction of shareholders' equity in the balance sheet. This equity account is reduced when the shares are awarded to employees based on the original cost of the shares to the trustees. The value of awards of ordinary shares to be made to employees in future years is charged to the statement of operations to the extent that the awards have been awarded to and earned by employees in the current accounting period. The value of shares which have been awarded to, but have not been earned by employees, is included as deferred compensation expense within other assets.

LOSS PER ORDINARY SHARE
Loss per ordinary share is based on the weighted average number of ordinary shares outstanding during the year. Ordinary share equivalents are not included in the computation as their effect would be to decrease the loss per share. The pro forma loss per ordinary share calculated for the year ended December 31, 1994 assumes that ordinary shares issued to the Joint Venturers in return for the Contribution had been outstanding for the entire year.

RECENTLY ISSUED ACCOUNTING STANDARDS. In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". The statement establishes, among other things, new criteria for determining whether a transfer of financial assets in exchange for cash or other consideration should be accounted for as a sale or as a pledge of collateral in a secured borrowing. SFAS No. 125 also establishes new accounting requirements and servicing of financial assets and extinguishment of liabilities occurring after December 31,1996. In December 1996, SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125", was issued. SFAS No. 127 defers for one year the effective date of certain requirements of SFAS No. 125. SFAS No. 125 is not expected to have a material impact on the financial position or results of operations of the Company.

Statement of Position ("SOP") No. 96-1 "Environmental Remediation Liabilities", was issued in October 1996. This statement provides authoritative guidance on specific accounting issues that are present in the recognition, measurement, display, and disclosure of environment remediation liabilities. The provisions of this statement are effective for fiscal years beginning after December 15, 1996. SOP 96-1 is not expected to have a material impact on the financial position or results of operations of the Company.


4  FINANCIAL INSTRUMENTS

FOREIGN CURRENCY OPTION CONTRACT
At December 31, 1996, the Company held a Pounds Sterling put option to purchase US$1,537,000,000 to hedge its exposure to adverse fluctuations in exchange rates on the principal amount at maturity of its US Dollar-denominated Senior Discount Debentures due 2007 ("Senior Discount Debentures"). The expiration date of this option contract is September 28, 2000. The put option has a strike price at expiration of (pound sterling)1.00 = US$1.4520. The foreign currency option has been included in other assets at its fair value on December 31, 1996.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOREIGN CURRENCY SWAP The Company has entered into a Foreign Currency Swap to hedge its exposure to adverse fluctuations in exchange rates on the principal amount of its US Dollar-denominated Senior Debentures due 2006 ("Senior Debentures"). The terms of the contract provided for the Company to make an initial exchange of principal of US$300,000,000 in exchange for (pound sterling)196,078,000. On expiration on October 1, 2000, the initial principal amounts will be re-exchanged. The interest element of the Foreign Currency Swap requires the Company to make Pounds Sterling fixed-rate interest payments and to receive US Dollar fixed-rate interest payments on the initial exchange amounts on a semi-annual basis. The Foreign Currency Swap contract has been included in other liabilities at its fair value on December 31, 1996.

INTEREST RATE SWAPS The Company has also entered into certain delayed-starting interest rate swap agreements in order to manage interest rate risk on its senior secured credit facility ("Senior Secured Facility"). The effective dates of the swap agreements are January 2, 1997 and March 31, 1997, and the agreements mature on December 31, 2001 and March 28, 2002. The aggregate notional principal amount of the swaps adjusts upwards on a semi-annual basis to a maximum of (pound sterling)750 million. In accordance with the swap agreements, the Company receives interest at the six month LIBOR rate and pays a fixed interest rate in the range of 7.835 - 7.975%.

FAIR VALUE OF FINANCIAL INSTRUMENTS SFAS No. 119 "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments" requires disclosure of an estimate of the fair values of certain financial instruments. SFAS No. 119 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale. Fair value estimates are made at a specific point in time, based upon relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore cannot be determined precisely. Changes in assumptions could significantly affect the estimates.

At December 31, 1996, the Company's significant financial instruments include cash and cash equivalents, trade receivables, a foreign currency option contract, a Foreign Currency Swap, interest rate swap agreements, trade payables and long-term borrowings. The following table summarizes the fair value of the foreign currency option contract, the Foreign Currency Swap, the interest rate swap agreements, the Senior Discount Debentures and the Senior Debentures. The fair value of the other financial instruments held by the Company approximates their recorded carrying amount due to the short maturity of these instruments and these instruments are not presented in the following table.

                            AT DECEMBER 31,1996               AT DECEMBER 31,1995
                           CARRYING                        CARRYING
                            AMOUNT       FAIR VALUE         AMOUNT          FAIR VALUE
                      (POUND STERLING) (POUND STERLING) (POUND STERLING)  (POUND STERLING)
                             '000         '000              '000             '000
------------------------------------------------------------------------------------------
Assets:
Foreign currency
  option contract           25,828       25,828          85,742               85,742

Liabilities:
Interest rate swap
  agreements                     -        4,776               -                    -
Foreign Currency Swap       26,481       26,481           3,983                3,983
Senior Discount
  Debentures               600,799      621,367         595,266              601,222
Senior Debentures          175,203      175,582         193,113              196,975
=========================================================================================

The estimated fair value of the foreign currency option contract, the interest rate swap agreements and the Foreign Currency Swap are based on quotations received from independent, third party financial institutions and represent the net amount receivable or payable to terminate the position, taking into consideration market rates and counterparty credit risk. The estimated fair value of the Senior Discount Debentures and the Senior Debentures are also based on quotations from independent third party financial institutions and are based on discounting the future cash flows to net present values using appropriate market interest rates prevailing at the year end.

MARKET RISK AND CONCENTRATIONS OF CREDIT RISK
Market risk is the sensitivity of the value of the financial instruments to changes in related currency and interest rates. Generally, the Company is not exposed to such market risk because gains and losses on the financial instruments are offset by gains and losses on the underlying assets and liabilities.

The Company may be exposed to potential losses due to the credit risk of non-performance by the counterparties to its foreign currency option, interest rate swap agreements and Foreign Currency Swap contract, however such losses are not anticipated as these counterparties are major international financial institutions.

Temporary cash investments also potentially expose the Company to concentrations of credit risk, as defined by SFAS No. 105 "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risks". The Company places its temporary cash investments with major international financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base.

At December 31, 1996, the Company had no significant concentration of credit risk.

5  BUSINESS COMBINATIONS
On January 10, 1996, the Company acquired the entire issued share capital of Telewest Communications (Worcester) Limited, then called Bell Cablemedia (Worcester) Limited and the owner of the Worcester cable franchise, for cash consideration of (pound sterling)9,849,000. Telewest Communications (Worcester) Limited was otherwise a dormant company with net assets of (pound sterling)2 representing its called up share capital. This acquisition has been accounted for under the purchase method of accounting. The goodwill arising on acquisition was (pound sterling)9,848,998 and is being amortized on a straight-line basis over 20 years.

During the year, the Company made various other minor acquisitions, largely for share consideration. The goodwill arising on these acquisitions was (pound sterling)11,708,000 and is being amortized on a straight-line basis over 20 years.

On October 3, 1995, the Company acquired the entire share capital of Telewest Communications (Midlands & North West) Limited ("TCMN"), then called SBC CableComms (UK), a company which holds cable television and telephony interests in the UK, from an affiliate of Cox Communications, Inc. and affiliates of SBC Communications, Inc., in exchange for an aggregate of 183,994,960 ordinary shares of 10 pence each and 230,790,208 convertible preference shares of 10 pence each. The value attributable to the shares issued was (pound sterling)1.635 per share, being the market price of the shares on June 8, 1995, the day the terms of the acquisition were agreed to and announced. The fair value of the share consideration using this share price was (pound sterling)678,174,000. The aggregate cost of acquisition was (pound sterling)689,878,000 including payment of expenses relating to the acquisition. This acquisition has been accounted for under the purchase method of accounting. The goodwill arising on acquisition is (pound sterling)464,872,000 and is being amortized on a straight-line basis over 20 years.

The operating results of these acquisitions are included in the Company's consolidated statement of operations from their respective dates of acquisition. The following unaudited pro forma information presents the consolidated results of operations of the Company as if the acquisitions had occurred at the beginning of 1995, after giving effect to the amortization of goodwill arising as a result of each of the acquisitions:

                                        1996                       1995
                                   (POUND STERLING)'000   (POUND STERLING)'000
------------------------------------------------------------------------------
Revenue                              290,266                    191,195
Net loss                            (262,608)                  (189,225)
==============================================================================

The above unaudited pro forma financial information is presented for information purposes only and is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the dates indicated above, nor is it indicative of future results.


6 SUPPLEMENTAL DISCLOSURES TO CONSOLIDATED STATEMENTS OF CASH FLOWS Cash paid for interest was (pound sterling)25,795,000, (pound sterling)6,041,000 and (pound sterling)8,013,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

Significant non-cash investing activities of the Company are described below. The amounts stated for 1996 represent the purchase of former minority shareholders' interests in certain UK cable interests held by the Company. The amounts stated for 1995 represent the purchase of TCMN for largely share consideration as described in Note 5 to the consolidated financial statements. The amounts stated for 1994 represent the contribution of UK cable interests to the Company by the Joint Venturers.

                                  1996                       1995                    1994
                              (POUND STERLING)'000   (POUND STERLING)'000     (POUND STERLING)'000
--------------------------------------------------------------------------------------------------
Purchase/contribution of
  cable interests:
  Assets                          --                    428,080                   3,967
  Liabilities assumed             --                    (45,144)                 (2,744)
  Debt assumed                    --                   (157,930)                     --
  Minority interest in
     subsidiaries                 --                         --                     (44)
-------------------------------------------------------------------------------------------------
Net assets acquired/
  contributed                     --                    225,006                   1,179
Goodwill on acquisition          9,874                  464,872                      --
-------------------------------------------------------------------------------------------------
                                 9,874                  689,878                   1,179
=================================================================================================
Share consideration/
  capital contribution           9,869                  678,174                   1,179
Costs of acquisition                 5                   11,704                      --
--------------------------------------------------------------------------------------------------
                                 9,874                  689,878                   1,179
==================================================================================================



The Company entered into finance lease arrangements for switching equipment and other equipment with a total capital value at the beginning of the lease of (pound sterling)25,307,000, (pound sterling)16,920,000 and (pound sterling)6,820,000 during the years ended December 31, 1996, 1995 and 1994, respectively.


7  OTHER RECEIVABLES

                                            AT DECEMBER 31
                                     1996                       1995
                                  (POUND STERLING)'000  (POUND STERLING)'000
----------------------------------------------------------------------------
Value Added Tax refund             10,633                   5,145
Interconnection receivables         3,865                   3,019
Interest receivable                    63                   3,341
Accrued income                      4,356                   3,311
Recoverable expenses                5,714                   2,808
Other                               7,763                   8,033
----------------------------------------------------------------------------
                                   32,394                  25,657
============================================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



8  INVESTMENTS

The Company has investments in affiliates accounted for under the equity method at December 31, 1996 and 1995 as follows:


                                     PERCENTAGE OWNERSHIP
                                        AT DECEMBER 31
                                           1996           1995
                                         (POUND         (POUND
                                  STERLING)'000  STERLING)'000
---------------------------------------------------------------
Cable London plc                          60.00%         49.00%
Birmingham Cable Corporation
  Limited                                 27.47%         27.47%
London Interconnect Limited               16.67%         16.67%
Central Cable Sales Limited               50.00%         50.00%
===============================================================


The Company has accounted for its investment in London Interconnect Limited under the equity method because it is in a position to exercise a significant influence over London Interconnect Limited.

Summarized financial information for such affiliates which operate principally in the cable television and telephony industries is as follows:

Combined financial position

                                    AT DECEMBER 31
                                       1996           1995
                                     (POUND         (POUND
                              STERLING)'000  STERLING)'000
-------------------------------------------------------------
Property and equipment, net         391,189        311,265
Intangible assets, net                3,845          4,644
Other assets, net                   105,475        149,786
-------------------------------------------------------------
Total assets                        500,503        465,695
-------------------------------------------------------------
Debt                                281,500        247,653
Other liabilities                    91,947         50,268
Owners' equity                      127,056        167,774
-------------------------------------------------------------
Total liabilities and equity        500,503        465,695
=============================================================

Combined operations

                                YEAR ENDED DECEMBER 31
                                       1996           1995
                                     (POUND         (POUND
                              STERLING)'000  STERLING)'000
-------------------------------------------------------------
Revenue                              98,329         70,016
Operating expenses                 (124,358)       (99,184)
-------------------------------------------------------------
Operating loss                      (26,029)       (29,168)
Interest expense                    (15,945)        (4,615)
-------------------------------------------------------------
Net loss                            (41,974)       (33,783)
=============================================================

The Company's investments in affiliates are comprised as follows:

                                     AT DECEMBER 31
                                       1996           1995
                                     (POUND         (POUND
                              STERLING)'000  STERLING)'000
-------------------------------------------------------------
Loans                                29,089         24,593
Share of net assets                  40,331         56,110
-------------------------------------------------------------
                                     69,420         80,703
-------------------------------------------------------------

Any excess of the purchase cost over the value of the net assets acquired is included in goodwill and amortized over 20 years on a straight-line basis.

9  PROPERTY AND EQUIPMENT


                                                                 CABLE AND     ELECTRONIC          OTHER
                                       LAND       BUILDINGS        DUCTING      EQUIPMENT      EQUIPMENT           TOTAL
                                      (POUND         (POUND         (POUND         (POUND         (POUND          (POUND
                               STERLING)'000  STERLING)'000  STERLING)'000  STERLING)'000  STERLING)'000   STERLING)'000
------------------------------------------------------------------------------------------------------------------------
ACQUISITION COSTS
Balance at January 1, 1996             4,223         36,005        766,866        359,617         79,239       1,245,950
Additions                                 --          9,951        335,844        130,783         39,012         515,590
Disposals                                 --             --           (749)          (565)        (4,792)         (6,106)
------------------------------------------------------------------------------------------------------------------------
Balance at December 31,1996            4,223         45,956      1,101,961        489,835        113,459       1,755,434
------------------------------------------------------------------------------------------------------------------------
ACCUMULATED DEPRECIATION
Balance at January 1, 1996                --          4,920         74,532         70,810         31,880         182,142
Charge for year                           --          2,458         47,374         60,220         19,664         129,716
Disposals                                 --             --           (725)          (547)        (2,346)         (3,618)
------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996              --          7,378        121,181        130,483         49,198         308,240
------------------------------------------------------------------------------------------------------------------------
1996 NET BOOK VALUE                    4,223         38,578        980,780        359,352         64,261       1,447,194
========================================================================================================================
ACQUISITION COSTS
Balance at January 1, 1995             4,055         16,643        321,208        149,652         30,575         522,133
On acquisition of TCMN                   168         14,551        284,670        131,682         25,681         456,752
Additions                                 --          4,811        161,439         78,729         24,097         269,076
Disposals                                 --             --           (451)          (446)        (1,114)         (2,011)
------------------------------------------------------------------------------------------------------------------------
Balance at December 31,1995            4,223         36,005        766,866        359,617         79,239       1,245,950
------------------------------------------------------------------------------------------------------------------------
ACCUMULATED DEPRECIATION
balance at January 1,1995                 --          2,106         25,926         28,040         11,218          67,290
On acquisition of TCMN                    --            833         26,201         17,080         11,660          55,774
Charge for year                           --          1,981         22,507         25,791          9,740          60,019
Disposals                                 --             --           (102)          (101)          (738)           (941)
------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995              --          4,920         74,532         70,810         31,880         182,142
------------------------------------------------------------------------------------------------------------------------
1995 NET BOOK VALUE                    4,223         31,085        692,334        288,807         47,359       1,063,808
========================================================================================================================

Cable and ducting consists principally of civil engineering and FIBRE optic costs. In addition, cable and ducting includes net book value of preconstruction and franchise costs of (pound)13,220,000 and (pound)14,388,000 as of December 31, 1996 and 1995, respectively. Electronic equipment includes the Company's switching, headend and converter equipment. Other equipment consists principally of motor vehicles, office furniture and fixtures and leasehold improvements.


10  VALUATION AND QUALIFYING ACCOUNTS

                                                                   ADDITIONS CHARGED TO
                                    BALANCE AT    ACQUISITION      COSTS AND          OTHER                    BALANCE AT
                                     JANUARY 1        OF TCMN       EXPENSES       ACCOUNTS     DEDUCTIONS    DECEMBER 31
                                        (POUND         (POUND         (POUND         (POUND         (POUND         (POUND
                                 STERLING)'000  STERLING)'000  STERLING)'000  STERLING)'000  STERLING)'000  STERLING)'000
-------------------------------------------------------------------------------------------------------------------------
1996
Allowance for doubtful accounts          4,695             --          9,020            --          (8,310)         5,405
=========================================================================================================================
1995
Allowance for doubtful accounts          1,736          1,063          5,920            --          (4,024)         4,695
=========================================================================================================================
1994
Allowance for doubtful accounts            577             --          3,392            26          (2,259)         1,736
=========================================================================================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


11  OTHER ASSETS

The components of other assets, net of amortization, are as follows:



                                                           AT DECEMBER 31
                                                      1996           1995
                                                    (POUND         (POUND
                                             STERLING)'000  STERLING)'000
-------------------------------------------------------------------------
Deferred financing costs of debentures              17,510         20,716
Deferred financing costs of Senior
  Secured Facility                                  18,186             --
Foreign currency option contract                    25,828         85,742
Other                                                  863          2,473
-------------------------------------------------------------------------
                                                    62,387        108,931
=========================================================================

12  OTHER LIABILITIES

Other liabilities are summarized as follows:


                                                           AT DECEMBER 31
                                                      1996           1995
                                                    (POUND         (POUND
                                             STERLING)'000  STERLING)'000
-------------------------------------------------------------------------
Amounts due to affiliated or other
  related parties                                    1,901         2,052
Accrued interest                                     8,921         5,740
Accrued construction costs                          36,397        14,859
Accrued expenses and deferred income                82,938        58,507
Foreign Currency Swap                               26,481         3,983
Other liabilities                                   33,562        18,683
------------------------------------------------------------------------
                                                   190,200       103,824
========================================================================


13  DEBT

Debt is summarized as follows at December 31, 1996 and 1995:


                                 WEIGHTED AVERAGE             1996            1995
                                   INTEREST RATE            (POUND          (POUND
                                 1996         1995   STERLING)'000   STERLING)'000
----------------------------------------------------------------------------------
Senior
  Debentures                    9.625%       9.625%        175,203         193,113
Senior Discount
  Debentures                   11.000%      11.000%        600,799         595,266
Senior Secured
  Facility                      8.281%          --         100,000              --
Other debt                      7.790%       8.450%          3,349           3,886
----------------------------------------------------------------------------------
                                                           879,351         792,265
==================================================================================

SENIOR DEBENTURES

In October 1995, the Company issued US$300,000,000 principal amount of Senior Debentures with a yield to maturity of 9.625%. The cash consideration received at the date of issue was (pound)188,703,000. The Senior Debentures mature on October 1, 2006. Interest on the Senior Debentures accrues semi-annually and is payable in arrears. The Senior Debentures are redeemable, in whole or in part, at the option of the Company at any time on or after October 1, 2000 at the redemption price of 104.813% of the principal amount during the year commencing October 1, 2000, 102.406% of the principal amount during the year commencing October 1, 2001, and thereafter at 100% of the principal amount plus accrued and unpaid interest.

The Senior Debentures and the Senior Discount Debentures, which are described below, were issued to finance general working capital, capital expenditure, foreign currency swap and options to hedge against adverse fluctuations in exchange rates, and additional investments in affiliated companies. A portion of the net proceeds of the issue also was used to repay the (pound)157,930,000 indebtedness outstanding under the loan facility held by TCMN at the date that it was acquired by the Company.

The indenture under which the Senior Debentures were issued contains various covenants which, among other things, restrict the ability of the Company to incur additional indebtedness, pay dividends, create certain liens, enter into certain transactions with shareholders or affiliates, or sell certain assets. The Company was in compliance with the convenants at December 31, 1996.

The Company has entered into a Foreign Currency Swap to hedge its exposure to adverse fluctuations in exchange rates on the principal amount which will be outstanding on October 1, 2000, the earliest redemption date, and the associated interest payments of the Senior Debentures. The terms of the Foreign Currency Swap are described in Note 4 to the consolidated financial statements.

The Senior Debentures are unsecured liabilities of the Company.

SENIOR DISCOUNT DEBENTURES

In October 1995, the Company issued US$1,536,413,000 principal amount at maturity of Senior Discount Debentures with a yield to maturity of 11%. The cash consideration received at the date of issue was (pound)566,109,000 (US$900,000,000). At December 31, 1996, the unamortized portion of the discount on issue was (pound)296,482,000 (US$507,665,000). The Senior Discount Debentures mature on October 1, 2007. Interest on the Senior Discount Debentures accrues semi-annually. Cash interest will not accrue on the Senior Discount Debentures prior to October 1, 2000 and is thereafter payable in arrears on April 1 and October 1 of each year at a rate of 11% per annum. The Senior Discount Debentures are redeemable, in whole or in part, at the option of the Company at any time on or after October 1, 2000 at the redemption price of 100% of the principal amount plus accrued and unpaid interest.

The indenture under which the Senior Discount Debentures were issued contains various covenants as set out for the Senior Debentures above and the Company was in compliance with such covenants at December 31, 1996.

The Company has purchased a five year pound sterling put option to purchase US$1,537,000,000 to hedge its exposure to adverse fluctuations in exchange rates on the principal amount which will be outstanding on October 1, 2000, the earliest redemption date, of the Senior Discount Debentures. The terms of the foreign currency option contract are described in Note 4 to the consolidated financial statements.

The Senior Discount Debentures are unsecured liabilities of the Company.

SENIOR SECURED FACILITY

During the year, a subsidiary of the Company entered into a senior secured credit facility (the "Senior Secured Facility") with a syndicate of banks. The facility is available to finance the capital expenditure, working capital requirements and other permitted related activities involving the construction and operation of all the Company's owned and operated franchises, to pay cash interest on the Company's unsecured debentures, to fund the repayment of existing secured borrowings in respect of the London South and South West Regional Franchise Areas, to fund loans to or investments in affiliated companies, to bid for or purchase, and subsequently construct, licenses or franchises which may become available and to refinance advances and the payment of interest, fees, and expenses in respect of the Senior Secured Facility.

The facility is divided into two tranches: the first portion (Tranche A) is available on a revolving basis for up to (pound sterling)300 million, reducing to (pound sterling)100 million by June 30, 1998 with full repayment by December 31, 1998; the second portion (Tranche B) is available on a revolving basis concurrently with Tranche A for an amount up to 6.5 times the trailing, rolling six month annualized consolidated net operating cash flow, gradually reducing throughout the period of the facility to 4 times by January 1, 2000. Thereafter, the amount outstanding under the Tranche B facility converts to a term loan amortizing over 5 years. The aggregate drawing at any time under both tranches cannot exceed (pound sterling)1.2 billion. At December 31, 1996, (pound sterling)100,000,000 was outstanding under Tranche A. During the year, the Company paid (pound sterling)2,487,000 for commitment fees relating to the unused portion of the facility.

Borrowings under the facility are secured by the assets of the Company, including the partnership interests and shares of subsidiaries, and bear interest at 2.25% above LIBOR for Tranche A and between 0.5% and 1.875% above LIBOR (depending on the ratio of borrowings to the trailing, rolling six month annualized consolidated net operating cash flow) for Tranche B. In September 1996, the Company entered into certain delayed-starting interest rate swap agreements in order to manage interest rate risk on the Senior Secured Facility. The terms of the swap agreements are described in Note 4 to the consolidated financial statements.

The Company's ability to borrow under the facility is subject to, among other things, its compliance with the financial and other covenants and borrowing conditions contained therein. The Company was in compliance with the covenants at December 31, 1996.

OTHER DEBT

Other debt is represented by property loans which are secured on freehold land and buildings held by the Company which mature in 1997. The property loans bear interest at a rate of between 1.00% and 1.75% above LIBOR.


14  INCOME TAXES

As discussed in Note 3 to the consolidated financial statements, the Company has adopted SFAS No 109 as of November 22, 1994. The adoption of this standard has no cumulative effect to be reported in the 1994 consolidated statement of operations.

Loss before income taxes is solely attributable to the UK.

The provisions for income taxes follow:

                                  YEAR ENDED DECEMBER 31
                                  1996                    1995
                           (POUND STERLING)'000     (POUND STERLING)'000
------------------------------------------------------------------------
CURRENTLY PAYABLE                   50                   16
========================================================================

A reconciliation of income taxes determined using the statutory UK rate of 33% to the effective rate of income tax is as follows:

                                  YEAR ENDED DECEMBER 31
                                        1996        1995
                                           %           %
--------------------------------------------------------
Corporate tax at UK statutory rates      (33)        (33)
Permanent differences                      1           3
Valuation allowance and other
  temporary differences                   30          26
Share of losses of affiliates              2           4
--------------------------------------------------------
                                          --          --
========================================================

Deferred income tax assets and liabilities at December 31, 1996 and 1995 are summarized as follows:

                                                1996                      1995
                                         (POUND STERLING)'000     (POUND STERLING)'000
--------------------------------------------------------------------------------------
Deferred tax assets relating to:
Fixed assets                                      --               2,200
Net operating loss carryforwards             310,300              97,000
Other                                          3,400               9,200
--------------------------------------------------------------------------------------
Deferred tax asset                           313,700             108,400
Valuation allowance                         (175,200)            (96,300)
--------------------------------------------------------------------------------------
                                             138,500              12,100
--------------------------------------------------------------------------------------
Deferred tax liabilities relating to:
Fixed assets                                (110,600)                 --
Other                                        (27,900)            (12,100)
--------------------------------------------------------------------------------------
Deferred tax liabilities                    (138,500)            (12,100)
--------------------------------------------------------------------------------------
DEFERRED TAX ASSET PER BALANCE SHEET              --                  --
======================================================================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 1996 and 1995 the Company estimates that it has, subject to Inland Revenue agreement, net operating losses ("NOLs") of (pound sterling)940,000,000 and (pound sterling)294,000,000, available to relieve against future profits. NOLs at December 31, 1995 exclude capital allowances on assets which were available to the Company, but had not been claimed. At December 31, 1996, NOLs include a claim for all available capital allowances.

The NOLs have an unlimited carry forward period under UK tax law, but are limited to their use to the type of business which has generated the loss.


15  EXTRAORDINARY GAIN

The Company had entered into interest rate swap agreements in order to manage the interest rate risk on its previous revolving credit facilities by swapping the interest rate on part of its variable rate debt for a fixed interest rate. Following the initial public offering of the Company in November 1994, the Company used a portion of the proceeds from the offering to repay all amounts outstanding under these credit facilities and the interest rate swap agreements ceased to be a hedge of the interest rate liability. The interest rate swaps were retained pending their use as hedges of interest rates on future drawdowns of the credit facilities. They had been placed on the balance sheet at their fair value at the date upon which the debt was repaid and an extraordinary gain equal to the aggregate fair value of the interest rate swaps at this date was recognized in the consolidated statement of operations. Any change in the aggregate fair value of the swap agreements since this date had been recognized in the consolidated statement of operations. On October 12, 1995, the Company sold the interest rate swaps, recognizing a loss on disposal.


16  SHAREHOLDERS' EQUITY

MOVEMENTS IN SHARE CAPITAL

During the year the Company issued 7,604,200 ordinary shares of 10 pence each for the following consideration: an additional 0.25% of the ordinary shares of Cable London plc, the surrender by Trans-Global (UK) Limited of its option to acquire 9.9% of equity in the South East Regional Franchise Area, and the remaining 20% of the ordinary shares of Telewest Communications (Cotswolds) Limited held by a minority interest.

On October 3, 1995, the Company acquired the entire share capital of TCMN from its former shareholders in exchange for an aggregate of 183,994,960 ordinary shares of 10 pence each and 230,790,208 convertible preference shares of 10 pence each. On October 2, 1995, pursuant to a court-approved scheme of arrangement (the "Scheme of Arrangement"), the Company exchanged 735,468,440 ordinary shares of 10 pence each and 265,276,500 convertible preference shares of 10 pence each in consideration for the transfer of shares of TCCL to the Company. Dealings in ordinary shares and ADSs representing ordinary shares of TCCL ceased on the London Stock Exchange and NASDAQ National Market immediately prior to the execution of the Scheme of Arrangement and upon completion of the Scheme of Arrangement, dealings in the ordinary shares and ADSs representing ordinary shares of the Company commenced. Immediately prior to the execution of the Scheme of Arrangement on October 2, 1995, TCCL restructured its share capital by converting 112,276,500 ordinary shares of 10 pence each into 112,276,500 convertible preference shares of 10 pence each.

On November 22, 1994, immediately following the Contribution, TCCL issued 604,000,000 ordinary shares and 153,000,000 convertible preference shares to the Joint Venturers and completed an initial public offering in which 239,744,940 ordinary shares of 10 pence each were issued to the public market.

CONVERTIBLE PREFERENCE SHARES

The convertible preference shares are convertible into fully paid up ordinary shares at any time on the basis of one ordinary share for every convertible preference share provided that, immediately following the conversion, the percentage of the issued ordinary share capital of the Company held by members of the public, as defined by the listing rules of the London Stock Exchange, does not fall below 25%. The ordinary shares arising on conversion will rank pari passu in all respects with the ordinary shares then in issue.

The holders of the convertible preference shares are entitled to receive a dividend of such amount as is declared and paid in relation to each ordinary share, subject to the dividend to be paid not exceeding 20 pence per share net of any associated tax credit.

In the event of a winding-up of the Company or other return of capital, the assets of the Company available for distribution will be paid first to the holders of the convertible preference shares up to the sum of capital paid-up or credited as paid-up unless the right of election upon a winding-up of the Company has been exercised in respect of the convertible preference shares ("the Elected Shares"). If the election has been exercised, the holders of the ordinary shares and the Elected Shares will receive any surplus in accordance with the amount paid-up or credited as paid-up on the shares held.

The holders of the convertible preference shares are not entitled to vote at any general meeting of the Company unless the meeting includes the consideration of a resolution for winding up the Company or a resolution modifying the rights or privileges attaching to the convertible preference shares.

17  SHARE-BASED COMPENSATION PLANS

At December 31, 1996, the Company operated three types of share-based compensation plans: the Telewest Executive Share Option Schemes, the Telewest Sharesave Schemes, and the Telewest Restricted Share Scheme.

The Company applies APB Opinion Bulletin No. 25 and related interpretations in accounting for its share-based compensation plans. Accordingly, no compensation cost has been charged to the statement of operations in respect of performance-based option grants since the options do not have exercise prices less than the market value of the Company's ordinary shares. Compensation cost has been recognized for fixed option grants since the options have exercise prices less than the market value of the Company's ordinary shares at the date of grant. Compensation cost has also been recognized for awards over ordinary shares made under the Telewest Restricted Share Scheme since the awards have no exercise price. Compensation cost recognized for fixed option grants and awards under the Telewest Restricted Share Scheme was (pound sterling)1,380,000, (pound sterling)1,334,000 and (pound sterling)nil for 1996, 1995, and 1994, respectively.

If compensation cost for share option grants and for awards under the Telewest Restricted Share Scheme had been determined based on their fair value at the date of grant for 1996 and 1995 consistent with the method prescribed by SFAS 123, the Company's net loss and loss per share would have been adjusted to the pro forma amounts set out below:

                                           1996                    1995
                           (POUND STERLING)'000    (POUND STERLING)'000
-----------------------------------------------------------------------
Net loss - As reported                  262,391                 137,531
         - Pro forma                    264,579                 138,468

                               (POUND STERLING)        (POUND STERLING)
-----------------------------------------------------------------------
Loss per share - As reported               0.28                    0.16
               - Pro forma                 0.29                    0.16
-----------------------------------------------------------------------

PERFORMANCE-BASED SHARE OPTION COMPENSATION PLANS

The Company has two performance-based share option plans: the Telewest 1995 (No.
1) Executive Share Option Scheme and the Telewest 1995 (No. 2) Executive Share Option Scheme. Under both plans, certain officers and key employees are granted options to purchase ordinary shares of the Company. The exercise price of each option generally equals the market price of the Company's ordinary shares on the date of grant. The options are exercisable between three and ten years after the date of the grant with exercise conditional on the Company's shares out-performing by price the FT-SE100 Index over any three year period preceding exercise. The Company may grant options for up to 92,000,000 ordinary shares.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model using a weighted-average risk-free interest rate of 8.1 per cent and 8.3 per cent for grants in 1996 and 1995, respectively, and an expected volatility of 30 per cent used for grants in both 1996 and 1995. The Company does not expect to pay a dividend on its ordinary shares at any time during the expected life of the option.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A summary of the status of the Company's performance-based share option plans as at December 31, 1996 and 1995, the first year in which the options were granted, and changes during the years ended on those dates is presented below:

                                                                   1996                             1995
                                                                         WEIGHTED                        WEIGHTED
                                                         NUMBER           AVERAGE        NUMBER           AVERAGE
                                                      OF SHARES    EXERCISE PRICE     OF SHARES    EXERCISE PRICE
-----------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                      8,645,229            160.4p            --               --
Granted                                               4,121,474            140.9p     8,871,398            160.3p
Forfeited                                            (1,527,851)           162.6p      (226,169)           158.0p
-----------------------------------------------------------------------------------------------------------------
Outstanding at end of year                           11,238,852            153.0p     8,645,229            160.4p
=================================================================================================================
Options exercisable at year end                       1,023,042            154.3p            --               --
Weighted average fair value of options granted
  during the year                                          75.6p                           86.0p

The following table summarizes information about the Company's performance-based share option plans outstanding at December 31, 1996.

                                                     OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                                 ----------------------------------------------------    ---------------------------------
                                         NUMBER            WEIGHTED                              NUMBER
                                 OUTSTANDING AT             AVERAGE          WEIGHTED    EXERCISABLE AT           WEIGHTED
                                   DECEMBER 31,           REMAINING           AVERAGE      DECEMBER 31,            AVERAGE
RANGE OF EXERCISE PRICES                   1996    contractual life    exercise price              1996     exercise price
--------------------------------------------------------------------------------------------------------------------------
138.0 - 141.0p                        3,945,812           7.0 years            140.1p           343,954             140.6p
154.5 - 155.5p                        5,275,536           5.8 years            154.6p           414,019             154.6p
171.5 - 173.5p                        2,017,504           6.9 years            172.4p           265,069             171.8p
--------------------------------------------------------------------------------------------------------------------------
138.0 - 173.5p                       11,238,852           6.4 years            152.7p         1,023,042             154.3p
--------------------------------------------------------------------------------------------------------------------------

FIXED SHARE OPTION COMPENSATION PLANS

The Company also operates the Telewest Sharesave Scheme, a fixed share option compensation scheme. Under this plan, the Company grants options to employees to purchase ordinary shares at a 20% discount to market price. These options can be exercised only with funds saved by employees over time in a qualified savings account. The options are exercisable between 37 and 66 months after the date of grant.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model using a weighted-average risk-free interest rate of 7.4 per cent, 7.2 per cent, and 8.7 per cent for grants in 1996, 1995 and 1994, respectively, and an expected volatility of 30 per cent for all years. The Company does not expect to pay a dividend on its ordinary shares at any time during the expected life of the option.

A summary of the status of the Company's fixed share option plans as of December 31, 1996, 1995, and 1994 and the changes during the years ended on those dates is presented below:

                                                    1996                             1995                            1994
                                                          WEIGHTED                        WEIGHTED                         WEIGHTED
                                           NUMBER          AVERAGE          NUMBER         AVERAGE          NUMBER          AVERAGE
                                        OF SHARES   EXERCISE PRICE       OF SHARES  EXERCISE PRICE       OF SHARES   EXERCISE PRICE
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year        3,345,941           139.6p       1,666,534          150.0p              --               --
Granted                                 2,165,009           102.5p       2,168,157          134.0p       1,666,534           150.0p
Forfeited                              (1,434,315)          139.8p        (488,750)         150.0p              --               --
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year              4,076,635           119.8p       3,345,941          139.6p       1,666,534           150.0p
===================================================================================================================================
Options exercisable at year end            75,977                           32,200                              --
Weighted average fair value of
  options granted during the year           49.7p                            79.3p                           97.4p

The following table summarizes information about the Company's fixed share options outstanding at December 31, 1996.

                OPTIONS OUTSTANDING
----------------------------------------------------------------
                                NUMBER          WEIGHTED AVERAGE
                        OUTSTANDING AT                 REMAINING
   EXERCISE PRICE    DECEMBER 31, 1996          CONTRACTUAL LIFE
----------------------------------------------------------------
           102.5p            2,165,009                 3.6 years
           134.0p            1,258,104                 4.6 years
           150.0p              653,522                 3.6 years
----------------------------------------------------------------
   102.5 - 150.0p            4,076,635                 3.9 years
================================================================

TELEWEST RESTRICTED SHARE SCHEME

The Company operates the Telewest Restricted Share Scheme in conjunction with an employment trust, the Telewest Employees Share Ownership Plan Trust (the "Telewest ESOP"), which has been designed to provide incentives to executives of the Company based on the performance of the Company. Under the Telewest Restricted Share Scheme, executives may be granted awards over ordinary shares of the Company based on a percentage of salary. The awards are made for no consideration. The awards generally vest three years after the date of the award and are exercisable for up to seven years after the date when they vest. Awards granted under the Telewest Restricted Share Scheme may be made over a maximum of 4,000,000 ordinary shares of the Company.

The fair value of each award is the share price of the ordinary shares on the date the award was made.

A summary of the status of the Company's Restricted Share Scheme at December 31, 1996 and 1995, the first year in which the awards were made, and changes during the years ended on those dates is presented below:

                                        1996            1995
                                   NUMBER OF       NUMBER OF
                                      SHARES          SHARES
-------------------------------------------------------------
Outstanding at beginning of year   2,616,857              --
Granted                              328,297       2,857,191
Exercised                            (62,920)             --
Forfeited                           (233,801)       (240,334)
-------------------------------------------------------------
Outstanding at end of year         2,648,433       2,616,857
=============================================================
Awards exercisable at year end       646,341          49,867
=============================================================
WEIGHTED AVERAGE FAIR
  VALUE OF AWARDS GRANTED
  DURING THE YEAR                 (pound sterling)1.47  (pound sterling)1.72

At December 31, 1996, the 2,648,433 awards outstanding and the 646,341 awards exercisable have weighted average remaining contractual lives of 8.2 years and
8.0 years, respectively.

18  COMMITMENTS AND CONTINGENCIES

CAPITAL AND OPERATING LEASES

The Company leases a number of assets under arrangements accounted for as capital leases, as follows:

                        ACQUISITION           ACCUMULATED              NET BOOK
                              COSTS          DEPRECIATION                 VALUE
               (POUND STERLING)'000  (POUND STERLING)'000  (POUND STERLING)'000
-------------------------------------------------------------------------------
At December 31, 1996
Electronic equipment      46,634                  (8,376)         38,258
Other equipment            8,780                  (1,900)          6,880

At December 31, 1995
Electronic equipment      27,148                  (3,352)         23,796
Other equipment            1,512                    (432)          1,080
--------------------------------------------------------------------------------

Depreciation charged on these assets was (pound sterling)7,106,000 and (pound sterling)3,194,000 for the years ended December 31, 1996 and 1995, respectively.

The Company leases business offices and uses certain equipment under lease arrangements accounted for as operating leases. Minimum rental expense under such arrangements amounted to (pound sterling)3,065,000, (pound sterling)2,276,000 and (pound sterling)1,535,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

Future minimum lease payments under capital and operating leases are summarized as follows as at December 31, 1996:

                                            CAPITAL             OPERATING
                                             LEASES                LEASES
                               (POUND STERLING)'000  (POUND STERLING)'000
-------------------------------------------------------------------------
1997                                        6,033             2,796
1998                                        7,036             2,234
1999                                        8,025             1,717
2000                                        9,320             1,687
2001                                        8,517             1,630
2002 and thereafter                        32,411            10,116
-------------------------------------------------
                                           71,342

Imputed interest                          (16,952)
-------------------------------------------------
Total                                      54,930
=================================================

It is expected that, in the normal course of business, expiring leases will be renewed or replaced.

MINORITY INTERESTS

In October 1993, the Company acquired all of the outstanding minority interests in the London South Regional Franchise Area from various shareholders other than the interest of one shareholder holding an approximately 0.03% interest in the London South Regional Franchise Area.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In consideration for such minority interests, the Company made an initial payment to the sellers of approximately (pound sterling) 790,000 and may be required to make an additional payment to one of the sellers upon the occurrence of certain events (including the completion of certain share issuances by the Company). The amount of this payment is based upon the valuation of the London South Regional Franchise Area and the percentage of the franchise formerly owned by the minority shareholders. The Company does not expect any payments to the shareholders to have a material effect on the liquidity or capital resources of the Company.

CONTINGENT LIABILITIES

The Company is a party to various legal proceedings in the ordinary course of business which it does not believe will result, in aggregate, in a material adverse effect on its financial condition.

19  RELATED PARTY TRANSACTIONS

The Company, in the normal course of providing cable television services, purchases certain of its programming from UK affiliates of TCI. Such programming is purchased on commercially-available terms. Total purchases in the year amounted to (pound sterling)6,951,000.

The Company has management agreements with TCI and US WEST under which amounts are paid by the Company relating to TCI and US WEST employees who have been seconded to the Company. For the years ended December 31, 1996, 1995 and 1994, fees charged to the Company under the agreements were (pound sterling)2,185,000, (pound sterling)3,042,000 and (pound sterling)2,128,000, respectively. The Company has similar management agreements with Cox Communications, Inc. and SBC Communications, Inc. For the years ended December 31,1996 and 1995, fees charged to the Company under these agreements were (pound sterling)374,000 and (pound sterling)233,000, respectively.

The Company has entered into consulting agreements with its affiliates pursuant to which the Company provides consulting services related to telephony operations. Under the agreements, the Company receives an annual fee from each affiliate based upon the affiliate's revenues. Fees received for the years ended December 31,1996, 1995 and 1994 were (pound sterling)642,000, (pound sterling)566,000 and (pound sterling)557,000, respectively. The Company also receives a fee for providing switching support services, comprising of a fixed element based on a number of switches and a variable element based on a number of lines. Fees received for the years ended December 31, 1996, 1995 and 1994, were (pound sterling)741,000, (pound sterling)827,000 and (pound sterling)822,000, respectively.

20  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                        1996
                                    TOTAL    FOURTH QUARTER    THIRD QUARTER    SECOND QUARTER     FIRST QUARTER
                                   (POUND            (POUND)          (POUND)           (POUND)           (POUND)
                                 STERLING)         STERLING)        STERLING)         STERLING)         STERLING)
                                     '000              '000             '000              '000              '000
-----------------------------------------------------------------------------------------------------------------
Revenue                           290,266            83,663           73,123            68,320            65,160
Operating loss                   (155,400)          (46,095)         (34,512)          (38,536)          (36,257)
Finance expenses, net             (90,788)           28,222          (30,710)          (54,503)          (33,797)
Net loss                         (262,391)          (22,361)         (69,303)          (97,080)          (73,647)
Loss per ordinary share          28 pence           2 pence          7 pence          10 pence           8 pence
=================================================================================================================

                                                                        1995
                                    TOTAL    FOURTH QUARTER    THIRD QUARTER    SECOND QUARTER     FIRST QUARTER
                                   (POUND            (POUND)          (POUND)           (POUND)           (POUND)
                                 STERLING)         STERLING)        STERLING)         STERLING)         STERLING)
                                     '000              '000             '000              '000              '000
------------------------------------------------------------------------------------------------------------------
Revenue                           144,784            57,144           32,240            28,969            26,431
Operating loss                    (90,197)          (33,464)         (20,135)          (19,209)          (17,389)
Finance expenses, net             (34,607)          (29,344)          (3,662)           (1,064)             (537)
Net loss                         (137,531)          (66,346)         (27,325)          (23,547)          (20,313)
Loss per ordinary share          16 pence           7 pence          3 pence           3 pence           2 pence
=================================================================================================================

The Company regularly reviews the estimated useful lives of its property and equipment and the estimates used in calculating the capitalizable overheads which relate to the construction of the cable network. With effect from January 1, 1996, the Company has revised the estimated useful lives of certain assets as set out in Note 3 to the consolidated financial statements and certain of the estimates used in calculating capitalizable overheads. The impact of these revisions is to increase the depreciation charge for the year from (pound sterling)110,233,000 to (pound sterling)129,716,000 and to increase the loss per ordinary share for the year by 2 pence, and to increase the capitalization of overheads in the year from (pound sterling)38,812,000 to (pound sterling)54,019,000, and to reduce loss per ordinary share for the year by 2 pence. This impact principally has been accounted for in the fourth quarter of 1996.

Finance expenses includes foreign exchange gains and losses on the re-translation or valuation of non-Sterling denominated financial instruments using period end exchange rates and market valuations.

SUPPLEMENTARY FINANCIAL INFORMATION -
FIVE YEAR SUMMARY


                                                                        YEAR ENDED DECEMBER 31
                                                      COMPANY              JOINT VENTURE(1)       PREDECESSOR BUSINESSES(2)
                                                 1996            1995(3)           1994               1993            1992
                                               (POUND            (POUND          (POUND             (POUND          (POUND
                                             STERLING)         STERLING)       STERLING)          STERLING)       STERLING)
                                                 '000              '000            '000               '000            '000
--------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Property and equipment (net)                1,447,194         1,063,808         454,843            269,974         149,571
Total assets                                2,241,940         2,289,720         878,156            413,865         236,474
Investment in affiliates                       69,420            80,703          81,907             68,838          54,849
Debt(4)                                       879,351           792,265           3,886             49,386          23,386
Equity                                      1,070,797         1,322,748         776,934            311,695         189,015

INCOME STATEMENT DATA:
Revenue
Cable television                              121,224            64,740          35,875             20,729          12,600
Telephony - residential                       125,013            57,597          23,471             11,261           3,462
Telephony - business                           34,562            17,449           8,812              4,908           2,043
Other                                           9,467             4,998           3,869              3,440             602
--------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                 290,266           144,784          72,027             40,338          18,707
--------------------------------------------------------------------------------------------------------------------------
OPERATING COSTS AND EXPENSES:
Programming                                   (69,906)          (32,194)        (15,500)            (8,403)         (5,286)
Telephony                                     (52,572)          (29,526)        (14,714)           (10,203)         (3,916)
Selling, general and administrative          (167,323)         (105,388)        (60,414)           (32,505)        (17,411)
Depreciation                                 (129,716)          (60,019)        (30,320)           (17,635)         (9,942)
Amortization                                  (26,149)           (7,854)         (1,827)              (840)           (326)
--------------------------------------------------------------------------------------------------------------------------
OPERATING LOSS                               (155,400)          (90,197)        (50,748)           (29,248)        (18,174)
--------------------------------------------------------------------------------------------------------------------------
Share of (loss)/income of affiliates          (15,973)          (12,777)         (8,466)            (7,540)         (6,905)
Financial expenses, net(4)                    (90,788)          (34,607)         (6,137)              (651)         (1,057)
Extraordinary gain                                 --                --           7,287(5)              --              --
Net loss                                     (262,391)         (137,531)        (58,050)           (37,439)        (26,136)

Loss per ordinary share before
  extraordinary gain (pro forma loss
  for 1994)                                 (28 pence)        (16 pence)      (10 pence)
Extraordinary gain                                 --                --         1 pence
Loss per ordinary share (pro forma
  loss for 1994)                            (28 pence)        (16 pence)       (9 pence)
===========================================================================================================================

(1) See Note 1 (Organization and history) to the US GAAP Consolidated Financial Statements.
(2) Predecessor Businesses refers to certain businesses owned by TCI prior to the formation of the Joint Venture and which are now owned by the Company.
(3) See Note 5 (Business combinations) to the US GAAP Consolidated Financial Statements.
(4) See Note 13 (Debt) to the US GAAP Consolidated Financial Statements.
(5) See Note 15 (Extraordinary gain) to the US GAAP Consolidated Financial Statements.

Shareholder information

SHARE AND ADS INFORMATION

Telewest shares trade under the symbol "TWT" on the London Stock Exchange. American Depositary Shares ("ADSs") (evidenced by American Depositary Receipts ("ADRs")) representing Telewest shares trade on the Nasdaq Stock Market's National Market under the symbol "TWSTY". Each American Depositary Share represents ten Telewest shares.

The following table sets out, for the periods indicated, the high and low middle market quotations for Telewest shares on the London Stock Exchange and the high and low reported trade prices for the ADSs representing Telewest shares on the Nasdaq Stock Market's National Market. All information with respect to periods prior to the completion of the merger with SBC Cablecomms (UK) in October 1995 relate to ordinary shares or ADSs representing ordinary shares of the former holding company.

                           Ordinary shares(1)                   ADSs(2)
                           High           Low            High            Low
--------------------------------------------------------------------------------
1995 First Quarter         187p           167p          $29.88         $25.88
     Second Quarter        176p           148.5p        $28.00         $23.38
     Third Quarter         195p           153p          $30.63         $24.00
     Fourth Quarter        194p           155p          $30.75         $23.88

1996 First Quarter         156p           118p          $24.38         $17.81
     Second Quarter        188.5p         145p          $28.50         $21.63
     Third Quarter         161p           119p          $25.13         $18.50
     Fourth Quarter        141.5p         117.5p        $23.25         $18.63
================================================================================

(1) The prices set out for the Telewest shares are derived from the London Stock Exchange Daily Official List. (2) The prices set out for the ADSs are provided by the Nasdaq Stock Market's National Market.

REGISTRAR AND DEPOSITARY

Enquiries concerning holdings of Telewest shares should be addressed to the Registrars, who are Lloyds Bank Registrars, The Causeway, Worthing, West Sussex BN99 6DA.
Tel: (01903) 502541.

Changes in a holder's address should also be notified to the Registrars.

The Bank of New York is the Authorized Depositary Bank for the Telewest ADR programme and all enquireies regarding ADR holder accounts and payment of dividends should be directed to: The Bank of New York, ADR Department, 101 Barclay Street, New York NY 10286.
Tel: +(001)800 524 4458.


In accordance with US securities laws, each year the Company prepares an Annual Report on Form 10-K. A copy of the Form 10-K for the fiscal year ended 1996 is available without charge upon written request made to the Company Secretary at the address below.

The Company does not currently intend to pay dividends on the ordinary shares or convertible preference shares as it intends to retain earnings, if any, for the foreseeable future to fund the development and growth of the business of the Group. In addition, the ability of certain direct and indirect subsidiaries of the Company to pay dividends, or make advances or other payments to Telewest or other members of the Group for payment of dividends is effectively prohibited by the terms of certain financing arrangements. However, if any dividends are paid, holders of ADSs will receive their dividends net of fees, expenses and taxes, if any, withheld by the Depositary, pursuant to the terms of the Deposit Agreement relating to the ADSs. For further information regarding the tax consequences of ownership of Telewest shares and ADSs, refer to "Certain Tax Consequences of Ownership of Telewest Ordinary Shares and ADSs" in the Proxy Statement.

CREST - SHARE SETTLEMENT SYSTEM

The Company joined CREST, the new settlement system for shares and other securities, on 18 November 1996. There are 376 CREST holdings, holding 239,736,385 Telewest shares as at 11 March 1997.