Form 10-K, Exhibit 13
period 1997-12-31
TELEWEST COMMUNICATIONS PLC /NEW/
filed 1998-03-31
CIK 949606

EXHIBIT 13


Selected portions of the Company's 1997 Annual Report to Shareholders incorporated by reference herein:

Pages 14-21

FINANCIAL REVIEW

To comply with applicable UK and US securities regulations, Telewest Communications plc prepares financial statements under UK and US generally accepted accounting principles ("GAAP") both sets of financial statements are included in this report. Financial statements prepared under UK GAAP can be found on pages 26 to 56; financial statements prepared under US GAAP can be found on pages 57 to 77.

In the discussion of the financial results that follows, unless specifically noted, all references to figures are identical under UK and US GAAP.

SUMMARY OF OPERATIONS YEARS ENDED 31 DECEMBER 1997 AND 1996
The Group's consolidated revenue increased by (pound)96.2 million or 33% from (pound)290.3 million in 1996 to (pouNd)386.5 million in 1997. The increase was attributable to the larger customer base created by the Group's continuing network construction and penetration and price increases in certain segments of our business.

CABLE TELEVISION REVENUE
Cable television revenue increased by 32% from (pound)121.2 million in 1996 to (pound)159.9 million in 1997. The iNcrease was primarily attributable to a 28% increase (from 440,212 to 562,343) in the average number of customers in 1997 over 1996. The increase in the average number of customers is a result of an increase in the number of homes passed and marketed (from 2,335,953 at 31 December 1996 to 2,760,184 at 31 December 1997).

Average monthly revenue per cable television customer increased 2% from (pound)22.95 in 1996 to (pound)23.40 in 1997. This was due to the expansion of pay per view events, a decrease in promotional discounts offered by the Group and price increases implemented from 1 November 1997.

TELEPHONY REVENUE
Telephony revenue increased by 32% from (pound)159.6 million in 1996 to (pound)210.5 million in 1997.

Residential telephony revenue increased by 33% from (pound)125.0 million in 1996 to (pound)166.6 million in 1997. Business telephony revenue increased by 27% from (pound)34.6 million in 1996 to (pound)43.9 million in 1997.

The increase in residential telephony in 1997 over 1996 was primarily due to a 42% increase (from 514,156 to 732,487) in the average number of residential lines. This resulted from an increase in the number of homes passed and marketed (from 2,254,734 at 31 December 1996 to 2,725,154 at 31 December 1997) and an
increase in penetration of the total base of homes passed of 2.2 percentage points. The revenue increase from the growth in the average number of residential lines was partially offset by a 5% decrease in the average monthly revenue per residential line, from (pound)20.26 in 1996 to (pound)19.19 in 1997.

CONSOLIDATED FINANCIAL HIGHLIGHTS
(all amounts in (pound)million)

                                                        UK GAAP                                       US GAAP
                                          --------------------------------------       -----------------------------------------
Year ended 31 December                    1997    1996     1995    1995     1994        1997     1996     1995    1995     1994
                                                        Pro forma                                       Pro forma
REVENUE                            Note
---------------------------------------------------------------------------------------------------------------------------------
Cable television                          159.9   121.2    64.7    83.7     35.9        159.9    121.2    64.7    83.7     35.9
Telephony - residential                   166.6   125.0    57.6    81.2     23.5        166.6    125.0    57.6    81.2     23.5
Telephony - business                      43.9    34.6     17.4    20.6     8.8         43.9     34.6     17.4    20.6     8.8
Other                                     16.1    9.5      5.1     5.7      3.8         16.1     9.5      5.1     5.7      3.8
---------------------------------------------------------------------------------------------------------------------------------

Total Revenue                             386.5   290.3    144.8   191.2    72.0        386.5    290.3    144.8   191.2    72.0
---------------------------------------------------------------------------------------------------------------------------------

OPERATING COSTS AND
EXPENSES
Programming                               (93.4)  (69.9)   (32.2)  (42.9)   (15.5)      (93.4)   (69.9)   (32.2)  (42.9)   (15.5)
Telephony                                 (50.1)  (52.7)   (29.5)  (38.7)   (14.7)      (50.1)   (52.7)   (29.5)  (38.7)   (14.7)
Selling, general and administrative      (193.3)  (167.3)  (105.4) (137.8)   (60.4)     (193.3)  (167.3)  (105.4) (137.8)   (60.4)
Depreciation                              (177.3) (129.7)  (61.5)  (82.3)   (30.3)      (177.3)  (129.7)  (60.0)  (80.8)   (30.3)
Amortisation of goodwill           (1)    -       -        -       -        -           (26.4)   (26.1)   (7.9)   (25.3)   (1.8)
---------------------------------------------------------------------------------------------------------------------------------

                                          (514.3) (419.6)  (228.6) (301.7)  (120.9)     (540.7)  (445.7)  (235.0) (325.5)  (122.7)
---------------------------------------------------------------------------------------------------------------------------------

Operating loss                            (127.8) (129.3)  (83.8)  (110.5)  (48.9)      (154.2)  (155.4)  (90.2)  (134.3)  (50.7)

OTHER INCOME (EXPENSE)
Share of loss of affiliates               (21.3)  (15.2)   (12.1)  (12.1)   (8.5)       (21.7)   (16.0)   (12.8)  (12.8)   (805)
Financial expenses, net            (2)    (160.8) (105.4)  (18.8)  (25.3)   (7.8)       (156.2)  (90.8)   (34.6)  (41.1)   (6.2)
Other                                     (0.8)   (1.0)    (0.7)   (0.7)    -           (0.4)    (0.2)    0.1     0.1      -
---------------------------------------------------------------------------------------------------------------------------------

Net loss before extraordinary item        (310.7) (250.9)  (115.4) (148.6)  (65.2)      (332.5)  (262.4)  (137.5) (188.1)  (65.4)
---------------------------------------------------------------------------------------------------------------------------------

Extraordinary item                 (3)    -       -        -       -        -           -        -        -       -        7.3

Net loss                                  (310.7) (250.9)  (115.4) (148.6)  (65.2)      (332.5)  (262.4)  (137.5) (188.1)  (58.1)
---------------------------------------------------------------------------------------------------------------------------------


Note 1 Under UK GAAP goodwill related to acquisitions is written off to reserves at time of purchase. Under US GAAP goodwill is generally amortised over 20 years.

Note 2 The accounting treatment for financial instruments is different under UK and US GAAP, as explained in the consolidated US GAAP financial statements in note 4.

Note 3 Amount represents the unrealised gain embedded in interest rate swaps which were marked to market for US GAAP purposes but not for UK GAAP purposes.

Telewest acquired SBCC on 3 October 1995. Pro forma information has been included for 1995 to demonstrate the effect of including the results of former SBCC franchises for the full year ended 31 December 1995. The pro forma information is not commented upon in the Financial Review.

For the purposes of comparison, UK GAAP consolidated financial highlights for 1994 are shown to reflect the results of certain predecessor businesses which were acquired by the Group in November 1994. The results of predecessor businesses do not include the results of former SBCC franchises.

This decrease was mainly attributable to price reductions in per minute call charges in response to price cutting by BT, the Group's main competitor in residential telephony. The Group intends to continue to reduce per minute call tariffs as necessary to compete effectively and to seek to mitigate the revenue impact of these reductions through higher line rentals, increased call volumes and sales of value added services such as call-waiting and voice-messaging.

The increase in business telephony revenue in 1997 over 1996 was primarily attributable to a 58% increase (from 52,849 to 83,552) in the average number of business telephony lines in 1997, which was partially offset by a 20% decrease in the average monthly revenue per business line, from (pound)54.50 in 1996 to (pound)43.62 in 1997. This decrease was mainly attributable to price reductions in per minute call charges and increased volume discounts, together with increased sales of Centrex, a business telecommunications product which provides more lines to customers but has a lower average monthly revenue per line.

Other revenue increased by 70% from (pound)9.5 million in 1996 to (pound)16.1 million in 1997. Other revenue is derived primarily from management services provided to Affiliated Companies, Internet sales, cable publications and network management services provided to other operators, and advertising sales.


OPERATING COSTS AND EXPENSES
The Group's consolidated operating costs and expenses (which include direct costs of programming and interconnection; selling, general and administrative expenses; depreciation and amortisation expenses) increased by 23% from (pound)419.6 million in 1996 to (pound)514.3 million in 1997 (21% under US GAAP from (pound)445.7 million in 1996 to (pound)540.7 million in 1997).

Programming fees are the largest component of the Group's operating costs in providing cable television services. The Group obtains most of its programming under contracts which provide for payments based upon the number of subscribers. As a percentage of cable television revenues, programming costs remained stable at 58% in both 1996 and 1997.

Interconnection charges are the largest component of the Group's telephony operating costs in providing telephony services. As a percentage of telephony revenue, telephony operating costs decreased from 33% in 1996 to 24% in 1997 due to the continuing reduction in interconnection charges in the UK telephony market, a growing percentage of calls handled within the Telewest network and by credits relating to interconnection charges from earlier periods, which have been recalculated based on the final agreed rates applicable for that period.

Selling, general and administrative expenses, which include, among other items, salary and marketing costs, decreased as a percentage of revenue from 58% in 1996 to 50% in 1997. The improvement is largely due to the rapid growth in revenues and continued reduction in support costs per customer as the Group benefits from the economies of scale resulting from its enlarged operations. The Group expects that selling, general and administrative expenses will continue to decline as a percentage of revenue as revenues increase, efficiency gains from its fixed cost base are increasingly exploited, and the full year benefits of a restructuring and redundancy programme, completed in 1997, take effect. The restructuring programme announced in August 1997, resulted in a reduction in headcount of 1,400 staff and contractors at a cost of approximately (pound)3 million, and is expected to result in cash savings of approximately (pound)40 million in 1998. Total labour and overhead costs capitalised in 1997 were (pound)76.9 million, compared to (pound)54.0 million in 1996.

Depreciation expense increased 37% from (pound)129.7 million in 1996 to (pound)177.3 million in 1997. The increase of (pound)47.6 million was principally attributable to capital expenditure associated with the Group's continuing construction activities ((pound)37.2 million) and a reclassification of certain network assets in 1997 ((pound)10.4 million), as set out in Note 1 to the UK GAAP financial statements and Note 3 to the US GAAP financial statements. Under US GAAP, amortisation expense increased slightly from (pound)26.1 million in 1996 to (pound)26.4 million in 1997. Under UK GAAP, all goodwill arising on acquisitions is directly written off to reserves.

OTHER INCOME (EXPENSE)
The Group's share of the net losses of its Affiliated Companies accounted for under the equity method, principally Birmingham Cable Corporation Limited and Cable London plc, was (pound)21.3 million and (pound)15.2 million in 1997 and 1996, respectively, under UK GAAP ((pound)21.7 million and (pound)16.0 million in 1997 and 1996, respectively, under US GAAP due to a difference in the classification of tax expense).

Financial expenses, net, under UK GAAP consist primarily of interest expense of (pound)139.0 million in 1997 ((pound)96.8 million in 1996), and foreign exchange losses of (pound)31.0 million in 1997 ((pound)25.9 million in 1996) offset in part by interest income earned on short-term investments and loans to Affiliated Companies of (pound)9.1 million in 1997 ((pound)17.2 million in 1996). Under US GAAP, financial expenses consist primarily of interest expense of (pound)141.7 million in 1997 ((pound)105.2 million in 1996), and foreign exchange losses of (pound)23.5 million in 1997 ((pound)2.8 million in 1996) offset in part by interest income earned on short-term investments and loans to Affiliated Companies of (pound)8.0 million in 1997 ((pound)16.7 million in 1996).

Interest expense increased by (pound)42.2 million in 1997 ((pound)36.5 million under US GAAP) primarily as a result of the interest expense on higher outstanding borrowings relating to the Senior Secured Facility and the higher accrued interest expense on the Senior Discount Debentures issued by the Group in October 1995. The debentures are fully described in the following discussion on Liquidity and Capital Resources. The foreign exchange losses under UK GAAP in 1997 primarily relate to the amortisation of the foreign currency option premium which hedges the Senior Discount Debentures and the amortisation of exchange losses arising on the translation of the debentures to Sterling using the contracted exchange rate of the option. It is the Group's policy to hedge non-Sterling denominated borrowings to reduce or eliminate exchange rate exposure. The foreign exchange losses under US GAAP in 1997 arose principally from the re-translation of the US Dollar denominated debentures to Pounds Sterling, using the 31 December 1997 exchange rate, and marking the associated hedging instruments to their market value at 31 December 1997.

SUMMARY OF OPERATIONS YEARS ENDED 31 DECEMBER 1996 AND 1995
The acquisition of SBCC on 3 October 1995 has been accounted for in the 1995 consolidated financial statements under the acquisition method of accounting. Therefore, the 1995 consolidated profit and loss account includes the results of SBCC from 3 October 1995 to 31 December 1995. The 1996 consolidated profit and loss account includes the results of SBCC for the full year.

The Group's consolidated revenue increased by (pound)145.5 million or 100% from (pound)144.8 million in 1995 to (pound)290.3 million in 1996. The increase was attributable to the inclusion of the results of the former SBCC franchises for a full year in 1996 and to the larger customer base created by the enlarged Group's continuing network construction.

CABLE TELEVISION REVENUE
Cable television revenue increased by 87% from (pound)64.7 million in 1995 to (pound)121.2 million in 1996. The increase was primarily attributable to a 74% increase (from 253,049 to 440,212) in the average number of customers in 1996 over 1995. The increase in the average number of customers resulted from the inclusion for a full year in 1996 of the results of the former SBCC franchises (which contributed an average of 165,855 customers in 1996 compared to an average of 35,192 customers in 1995) and from an increase in the number of homes passed and marketed in the other franchises (from 1,142,860 at 31 December 1995 to 1,460,463 at 31 December 1996).

Average monthly revenue per cable television customer increased 8% from (pound)21.32 in 1995 to (pound)22.95 in 1996. This was a result of an increase in the basic channel charge implemented in December 1995 and the additional revenue generated from pay per view programming. This was, however, partially offset by a decrease in the average number of premium channels purchased per customer due to the inclusion for a full year in 1996 of the results of the former SBCC franchises which historically had a lower average number of premium channels purchased per customer.

TELEPHONY REVENUE
Telephony revenue increased by 113% from (pound)75.0 million in 1995 to (pound)159.6 million in 1996.

Residential telephony revenue increased by 117% from (pound)57.6 million in 1995 to (pound)125.0 million in 1996. Business telephony revenue increased by 98% from (pound)17.4 million in 1995 to (pound)34.6 million in 1996.

The increase in residential telephony in 1996 over 1995 was primarily due to a 119% increase (from 234,400 to 514,156) in the average number of residential lines. This increase resulted from the inclusion for a full year in 1996 of the results of the former SBCC franchises (which contributed an average of 229,751 lines in 1996 compared to an average of 45,117 lines in 1995), and from an increase in the number of homes passed and marketed in the other franchises (from 968,863 at 31 December 1995 to 1,380,484 at 31 December 1996). The revenue increase from the growth in the average number of residential lines was slightly offset by a 1% decrease in the average monthly revenue per residential line, from (pound)20.48 in 1995 to (pound)20.26 in 1996. This decrease was mainly attributable to price reductions in per minute call charges in response to price cutting by BT, which were offset by increases in line rental rates.

The increase in business telephony revenue in 1996 over 1995 was primarily attributable to a 114% increase (from 24,681 to 52,849) in the average number of business telephony lines in 1996, which was partially offset by an 8% decrease in the average monthly revenue per business line, from (pound)58.92 in 1995 to (pound)54.50 in 1996. This decrease was attributable to price reductions in per minute call charges in response to competition and increased sales of Centrex.

Other revenue increased by 89% from (pound)5.0 million in 1995 to (pound)9.5 million in 1996. Other revenue was derived primarily from management services provided to Affiliated Companies, cable publications and network management services provided to other operators, and advertising sales.

OPERATING COSTS AND EXPENSES
The Group's consolidated operating costs and expenses (which include direct costs of programming and interconnection; selling, general and administrative expenses; depreciation expense and amortisation expense) increased by 84% from (pound)228.6 million in 1995 to (pound)419.6 million in 1996 (90% under US GAAP from (pound)235.0 million in 1995 to (pound)445.7 million in 1996).

As a percentage of cable television revenues, programming costs increased from 50% in 1995 to 58% in 1996 as a result of programming fee increases, providing more channels in the basic cable television package with no price increase and the inclusion for a full year in 1996 of the results of the former SBCC franchises which have higher per channel programming costs.

Interconnection charges are the largest component of the Group's telephony operating costs in providing telephony services. As a percentage of telephony revenue, telephony operating costs decreased from 39% in 1995 to 33% in 1996 as line rental income, which incurs no third-party cost, represented a larger proportion of total average revenue per line in 1996 than in 1995. Interconnection charges in 1996 also were reduced by credits relating to interconnection charges from earlier periods which have been calculated based on revised estimates of prevailing interconnection charges in the UK.

Selling, general and administrative expenses, which include, among other items, salary and marketing costs, decreased as a percentage of revenue from 73% in 1995 to 58% in 1996. The majority of this improvement is due to the rapid growth in revenues and continued reduction in support costs per customer, with the balance accounting for 5 percentage points of the year-on-year reduction - due to revised estimates used in determining the proportion of labour and overhead costs which are capitalised as network assets. Total labour and overhead costs capitalised in 1996 were (pound)54.0 million, compared to (pound)26.6 million in 1995.

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

OTHER INCOME (EXPENSE)
The Group's share of the net losses of its Affiliated Companies accounted for under the equity method, principally Birmingham Cable Corporation Limited and Cable London plc, was (pound)15.2 million and (pound)12.1 million in 1996 and 1995, respectively, under UK GAAP ((pound)16.0 million and (pound)12.8 million in 1996 and 1995, respectively, under US GAAP due to a difference in the classification of tax expense).

Financial expenses, net, under UK GAAP consist primarily of interest expense of (pound)96.8 million in 1996 ((pound)23.8 million in 1995), and foreign exchange losses of (pound)25.9 million in 1996 ((pound)4.7 million in 1995) offset in part by interest income earned on short-term investments and loans to Affiliated Companies of (pound)17.2 million in 1996 ((pound)15.6 million in 1995). Under US GAAP, financial expenses consist primarily of interest expense of (pound)105.2 million in 1996 ((pound)26.6 million in 1995), and foreign exchange losses of (pound)2.8 million in 1996 ((pound)14.6 million in 1995) offset in part by interest income earned on short-term investments and loans to Affiliated Companies of (pound)16.7 million in 1996 ((pound)15.6 million in 1995). In 1995, financial expenses under UK GAAP also included an accounting loss on the sale of interest rate swaps of (pound)5.5 million ((pound)8.6 million under US GAAP).

Interest expense increased by (pound)73.0 million in 1996 ((pound)78.6 million under US GAAP) primarily as a result of the interest payments and accrued interest expense on the Senior Debentures and the Senior Discount Debentures, issued by the Group in October 1995. The foreign exchange losses under UK GAAP in 1996 primarily relate to the amortisation of the foreign currency option premium which hedges the Senior Discount Debentures and the amortisation of exchange losses arising on the translation of the debentures to Sterling using the contracted exchange rate of the option. It is the Group's policy to hedge non-Sterling denominated borrowings to reduce or eliminate exchange rate exposure. The foreign exchange losses under US GAAP in 1996 arose principally from the re-translation of the US Dollar denominated debentures to Pounds Sterling using the 31 December 1996 exchange rate and marking the associated hedging instruments to their market value at 31 December 1996.

LIQUIDITY AND CAPITAL RESOURCES
On May 22, 1996, the Group entered into a (pound)1.2 billion senior secured credit facility with a syndicate of banks (the "Senior Secured Facility"). The Senior Secured Facility is being used to finance the capital expenditure, working capital requirements and other permitted related activities for the construction and operation of the wholly owned telephony and television franchises of the Group; to fund the payment of cash interest on the Senior Debentures and Senior Discount Debentures (as described below); to fund the repayment of existing secured borrowings of the Group in respect of certain franchises; to fund loans to or investments in Affiliated Companies; to fund the acquisition and subsequent construction of local delivery operators/franchises; and to refinance advances and the payment of interest, fees and expenses in respect of the Senior Secured Facility.

The Senior Secured Facility is divided into two tranches. The first (tranche A) is available on a revolving basis for up to (pound)300 million, reducing to (pound)100 million by 30 June 1998, with full repayment by 31 December 1998. The second tranche (tranche B) is available on a revolving basis concurrently with the first tranche for an amount up to 6.5 times the trailing, rolling six month annualised consolidated net operating cash flow, gradually reducing throughout the period of the facility to 4 times by 1 January 2000. Thereafter, the amount outstanding under the facility converts to a term loan amortising over 5 years. The aggregate drawing at any time under both tranches cannot exceed (pound)1.2 billion. Borrowings under the Senior Secured Facility are secured by assets, including the partnership interests and shares of subsidiaries of the Group, and bear interest at 2.25% above LIBOR for tranche A and between 0.5% and 1.875% above LIBOR (depending on the ratio of borrowings to the trailing, rolling six month annualised consolidated net operating cash flow) for tranche B. The Group's ability to borrow under the Senior Secured Facility is subject to, among other things, its compliance with the financial and other covenants and borrowing conditions contained therein. The failure to comply with such covenants could result, in extremis, in all such amounts outstanding under the facility becoming due and payable. As at 31 December, 1997, the Group has drawndown (pound)125 million and (pound)367.5 million under tranche A and tranche B respectively.

Since 31 December 1997, this facility has been restructured with relaxed financial covenants, a reduction in the amount available under the facility from (pound)1,200 million to (pound)1,000 million, and a supplementary (pound)100 million revolving credit facility secured with a second fixed and floating charge over the Group's assets, and interest costs on the latter ranging from 3.5% - 5.5% above LIBOR. As a result of this restructuring of the facility, the repayment dates for tranche A, referred to above, have been accelerated by three months.

The Group has entered into certain delayed-starting interest rate swap agreements in order to manage interest rate risk on the Senior Secured Facility. The interest rate swaps convert floating rate interest payable on drawdowns under the facility to fixed interest rate payments in the range of 7.835% - 7.975%. The swap agreements, which commenced in early 1997, have a five-year maturity and a notional principal amount which adjusts upwards on a semi-annual basis to a maximum of (pound)750 million. As at 31 December 1997, the aggregate notional principal amount of the swaps was (pound)440 million.

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

The Group's principal hedge instruments are a combined foreign currency and interest rate swap ("Foreign Currency Swap") and a foreign currency option. The Foreign Currency Swap fully hedges against adverse exchange rate fluctuations on the principal amount of the Senior Debentures and the associated interest payments. The foreign currency option provides protection against exchange rate fluctuations on the Senior Discount Debentures below a rate of $1.452: (pound)1 and allows the Group to benefit from positive exchange rate movements. Both hedging instruments provide protection up to 1 October 2000, the early redemption date of the Senior Debentures and the Senior Discount Debentures.

The Group's results may be materially influenced by future exchange rate movements, particularly in the US GAAP financial statements, due to the requirement that the hedge instruments and the debentures are marked to their market value at the end of the financial period and the US Dollar denominated debentures are re-translated to Pounds Sterling using the period end exchange rate.

The Group generated a net cash inflow/(outflow) from operating activities of (pound)68.6 million, (pound)28.5 million, and ((pound)10.2) million in 1997, 1996 and 1995, respectively, under UK GAAP. On a US GAAP basis, net cash provided by/(used in) operating activities was (pound)3.0 million, (pound)18.1 million and ((pound)6.6) million in 1997, 1996 and 1995, respectively. The difference between UK and US GAAP is principally due to a difference in the classification of interest on the cash flow statement.

The Group incurred net cash outflow from investing activities of (pound)439.7 million, (pound)483.2 million and (pound)265.8 million in 1997, 1996 and 1995, respectively. The Group's principal investing activities continue to be the construction of the network, the provision of funding to the Affiliated Companies, and, in the year ended 31 December 1996, the acquisition of a franchise covering the Worcester area from Bell Cablemedia plc for (pound)9.8 million. Total expenditure on fixed assets was (pound)440.6 million, (pound)515.6 million and (pound)269.1 million in 1997, 1996 and 1995, respectively. The Group has implemented a reduction in the pace of its network construction and its expenditure on certain discretionary capital projects, which is expected to result in a significant reduction in capital expenditure in 1998.

Cash inflow from financing activities was (pound)386.2 million, (pound)79.0 million and (pound)480.8 million in 1997, 1996 and 1995, respectively.

In 1997, the cash inflow from financing activities was principally generated through a (pound)392.5 million drawdown under the Senior Secured Facility. Similarly in 1996, such cash inflow was principally generated through a (pound)100 million drawdown which was partially offset by costs incurred to arrange the facility. In 1995, the cash inflow was principally generated by net proceeds of (pound)734.2 million arising from the issue of the debentures which were partially used to purchase the associated currency hedges and to repay a credit facility entered into by a Group company.

Cash balances at 31 December 1997 were (pound)29.6 million.

The Group currently expects that the anticipated funding requirements (after taking into account current cash and deposit balances and anticipated revenues) required to substantially complete the construction of the owned and operated network, to fund the Group's operations, to upgrade older portions of the network, and to pay interest on the Group's debt will be provided by the Senior Secured Facility and the supplementary revolving credit facility. There can be no assurance that the Group will not elect to use alternative funding sources or that the Group's actual funding requirements will be in line with expectations.


CHARLES BURDICK


--------------------------------------------------------------------------------
SAFE HARBOR STATEMENT UNDER THE US PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

The discussion above and contained elsewhere in this report includes certain forward looking statements that involve risks and uncertainties that could lead to actual results that are significantly different from those anticipated by the Group. These risks and uncertainties relate to, among other things, the extent consumer preference develops for cable television over other methods of providing in-home entertainment and for the Group a viable alternative to BT and others as a provider of telephony service; the ability of the Group to manage growth and expansion; the ability of the Group to construct its network in a cost efficient and timely manner; the ability of the Group to raise additional financing if there is a material adverse change in the Group's anticipated revenues or expenses; the ability of the Group to respond to changes or increases in competition and adverse changes in government regulation; the extent programming is available at reasonable costs; adverse changes in the price of telephony interconnection; disruptions in supply of services and equipment, and the performance of the Affiliated Companies (which are not controlled by the Group).

--------------------------------------------------------------------------------

Pages 30-33

REPORT OF THE REMUNERATION COMMITTEE

1. Compliance
The following report by the Remuneration Committee complies with Section A of the Best Practice Provisions on remuneration committees as annexed to the Listing Rules of the London Stock Exchange. Full consideration has also been given to Section B of the Best Practice Provisions regarding remuneration policy, service contracts and compensation, as annexed to the Listing Rules of the London Stock Exchange. The Report is also in line with requirements under US securities laws applicable to remuneration committee reports. Further information on senior executive remuneration as required by US law can be found in the proxy statement accompanying this document.

2. Composition
During the year the members of the Committee were Mr Ames (Chairman), Mr Stenham and Mr Singer. The Committee submits reports regularly to the full board of Directors concerning its activities and decisions. It has written terms of reference which include the assessment and approval of the remuneration of the executive Directors and senior executives. The Board determines the remuneration of the non-executive Directors.

3. Remuneration policy for the executive Directors and senior executives

a) General policy
The Group aims to attract, motivate and retain high calibre executives by rewarding them with competitive salary and benefit packages which are linked to both individual and business performance. These packages are based on the Group's philosophy of emphasising pay-for-performance. The Group recognises the pressures for short-term as well as long-term performance and seeks to provide an appropriate balance. The Group uses a market-based four-tiered salary structure for its executive employees. Each senior executive is assigned to one of these four tiers based on his or her level of responsibility and position in relation to others inside and outside the Group.

The Committee believes that the Group's current remuneration policy appropriately aligns the Group's senior executive compensation with the performance of the Group and shareholder interests and offers competitive compensation for its executives. The Committee does not believe in compensating for poor performance and does not reward unsatisfactory performance. In the case of early termination of employment, it is the Committee's policy to seek to mitigate any liability.

b) Remuneration components
There are four components to the senior executive remuneration package: base salary and benefits, annual cash bonus, long-term incentive arrangements and pension.

i) Base salary and benefits
Salaries are established by the Committee by reference to those prevailing in the employment market generally for executives of comparable status, responsibility and skills. To assist in determining the comparability of positions and competitive market pricing, the Group uses executive compensation salary surveys prepared by recognised independent compensation consulting firms in the UK. The Group uses surveys that specifically cover the UK cable communications industry, as well as surveys of comparable companies of similar size in similar industries. In general, and because of the competitive nature of the market, the Group seeks to set overall executive compensation levels to rank between the mid-market and upper quartile of the survey data.

Salary reviews are generally determined by the Committee on an annual basis. Adjustments in base salary, if any, occur after a formal appraisal process, taking account of individual performance, changes in job responsibilities, changes in the marketplace and general economic conditions in the UK.

Benefits for senior executives typically include a car (or a cash payment in lieu thereof) and payment of its operating expenses and fuel, and life, disability and health insurance. The benefits are not pensionable.

ii) Annual cash bonuses
The Group's Short-Term Incentive Plan (the "STIP") provides all employees with an opportunity to earn an annual cash award (which is not pensionable) based upon the achievement of short-term Group targets (ie, one financial year). These targets are set by the Remuneration Committee at the commencement of each financial year and kept under review thereafter. Under the STIP, the senior executive has an award opportunity expressed as a percentage of base salary. For executive Directors, the award is up to 25% of salary for achieving target, rising to a maximum of 50% of salary if the Group exceeds its STIP target. The 1997 STIP awards to the executive Directors represented approximately 53.3% of the targeted bonus amount. The amount of the STIP is based upon the extent to which the Group achieves certain specified objectives. In 1997, the STIP objectives related to the achievement of targets set in respect of growth, quality of operations (measured by customer satisfaction surveys), operating cash flow and taking into account the completion of the restructuring programme. The objective is to have payout tied to Group performance, thereby providing higher than targeted payouts for better than expected performance and lower than targeted payouts for performance below the targeted levels.


iii) Long-term incentive arrangements
The Group operates the following long-term share and option incentive plans: The Telewest Restricted Share Scheme and The Telewest Long Term Incentive Plan (each of the aforesaid plans is designed to operate in conjunction with an Employee Share Ownership Plan ("ESOP")); an Inland Revenue approved executive share option scheme, the Telewest 1995 (No.1) Executive Share Option Scheme; an unapproved executive share option scheme, the Telewest 1995 (No.2) Executive Share Option Scheme; an Equity Participation Plan ("EPP"); an Employee Sharesave Scheme and a profit sharing scheme designed for Inland Revenue approval.

The Telewest Restricted Share Scheme was designed to replace a cash bonus scheme in operation prior to the initial public offering in November 1994 and, for this reason, exercise of the award is not subject to the satisfaction of a performance condition. Under this scheme, awards were made of Telewest shares to senior executives based on a percentage of salary and for no consideration. At the time of the initial public offering Mr Davidson was granted an award over 475,183 Telewest shares. Awards generally vest over a three year period and, in the case of Mr Davidson, the final vesting date was January 1998.

The Telewest Restricted Share Scheme has been replaced with a Long-Term Incentive Plan ("LTIP") for share awards to executive Directors and senior executives. It is intended that senior executives in the LTIP will not be granted further options under the executive share option schemes (subject to exceptions at the discretion of the Remuneration Committee). In future, options under these schemes will generally be awarded to employees not participating in the LTIP. Under the LTIP a senior executive will be awarded the provisional right to receive, for no payment, a number of Telewest shares with a value equating to a percentage of base salary. The shares will not vest unless certain performance criteria, based on total shareholder return assessed over a three year period, are met. The percentage of salary will be determined by the Remuneration Committee and will be up to 100% of base salary for executive Directors. The award is divided equally, with vesting of 50% depending on the Company's TSR meeting a performance condition relating to the TSR of FT-SE 100 companies, and the remaining 50% depending on the Company's TSR meeting a performance condition relating to the TSR of a group of comparative companies (including cable, broadcasting and telecommunications companies listed on the London Stock Exchange and cable companies operating in the UK and listed on Nasdaq), in each case over a three year period. If the Company's TSR is in the top quartile of the FT-SE 100 over that period, the executive will receive 50% of the number of shares awarded to him; if the Company's TSR is 50th place in the FT-SE 100, the executive will receive 12.5% of the number of shares awarded to him; if below 50th place in the FT-SE 100, the executive will receive nothing in respect of this portion of the award. Similarly, if the Company's TSR is in the top quartile of the group of comparative companies in that period, the executive will receive 50% of the number of shares awarded to him; if the Company's TSR is at the median position the executive will receive 12.5% of the number of shares awarded to him; if below the median position, the executive will receive nothing in respect of that portion of the award. In either test a proportionate number of shares will be received for intermediate positions. TSR in each case will be calculated by reference to the cash flow generated by dividends, and capital appreciation on a share purchased at the beginning and sold at the end of the period. If the executive remains employed by the Group and depending on the achievement of the performance criteria, at the end of the third year after the date of grant, 50% of the vested award will be transferred to the employee and the balance will be transferred at the end of the fourth year after the date of grant if the employee remains so employed.

The executive share option schemes also form part of the Group's long-term incentive arrangements. Options over Telewest shares are granted in phases, generally on a one times salary basis up to a maximum of four times salary and exercise is subject to a performance condition, namely out-performance of the FT-SE 100 Index over any three-year period preceding exercise.

The option arrangements relating to Mr Davidson and Mr Burdick are set out on page 28 of the Report of the Directors.

Under the STIP, employees may be due a cash bonus. The Remuneration Committee has provided that, under the EPP, an employee with two years service or at manager level or above, can use up to 50% of the pre-tax bonus payable to him to acquire Telewest shares ("bonus shares"). The employee must deposit the bonus shares with the Trustee of the existing Telewest ESOP. In return, the employee is provisionally allocated for no payment a matching number of Telewest shares. Provided the bonus shares are retained for three years and the employee remains employed by the Group for three years, the bonus and matching shares would thereafter be released to the employee.

The Inland Revenue approved sharesave scheme, which enables the Company to grant options to employees to purchase Telewest shares at a 20% discount to market price is designed to incentivise employees. These options can be exercised only with funds saved by employees over time in a qualified savings account.

4. Pensions
The Group contributes to personal pension schemes established by individual employees. The actual contribution of the Group to such schemes depends on the contribution made by the employee and may vary according to length of service. Generally the Group contribution varies from 3% of an employee's salary to a maximum of 12% for executive Directors or up to the Inland Revenue limits. In addition, there is a money purchase pension scheme to which the Group contributes an amount equal to the employee's contribution, such contributions varying between 3% and 6%. The Group's contribution is based on the employee's salary excluding benefits or bonuses.

5. Executive Directors' agreements
Mr Davidson's employment agreement has a one year notice period in accordance with the recommendation of the Code. However, the Remuneration Committee believes that at this stage of the Group's development it may be necessary to offer executives contracts (such as Mr Burdick as discussed below) in excess of one year to attract candidates of the appropriate calibre. In February 1997 Mr Davidson's salary was increased to (pound)335,000 (effective from July 1996, to reflect his confirmation as Chief Executive). For the financial year ended 1997, Mr Davidson was awarded an annual bonus, pursuant to the STIP, of (pound)45,000.

Mr Burdick has an initial two year, fixed term agreement commencing 12 February 1997 and to continue thereafter until terminated by either party giving no less than 12 months' notice to expire on or at any time after the end of the initial fixed term. The Remuneration Committee believes an initial notice period in excess of one year is justified in view of his move from the US. Mr Burdick's salary is (pound)225,000. For the financial year ended 1997, Mr Burdick was awarded an annual bonus, pursuant to the STIP, of (pound)25,000.

Mr Van Valkenburg has been seconded to the Company from US WEST International for an indefinite period and such arrangement is terminable without advance notice by either US WEST International or the Company. The Company has agreed to reimburse US WEST International for Mr Van Valkenburg's salary and related benefits during his secondment to the Company. His salary is (pound)157,738 per annum. Mr Van Valkenburg is eligible for an annual bonus of up to 40% of salary for achieving target. For the financial year ended 31 December 1997, Mr Van Valkenburg was awarded such bonus based on US WEST International plan criteria and the Company has reimbursed US WEST International for the period Mr Van Valkenburg spent with the Company amounting to (pound)41,584. For the financial year ending 31 December 1998 he will be subject to the rules of the Telewest STIP.

Under the current Remuneration Committee policy senior executives have employment agreements with notice periods which range from three months to one year, depending on their grade.

6.  DIRECTORS' REMUNERATION
The aggregate compensation for the Directors is as follows:-

                                           1997         1996
                                       (POUND)'000   (pound)'000
Base salary and benefits                   1,034        530
Annual bonus - STIP                        112          25
Pension                                    33           18
Compensation for loss of office            -            538
                                           1,179        1,112

Additional information required under US securities laws with respect to the compensation of the Directors, the Chief Executive Officer and certain other executives is set out under the caption "Executive Compensation" in the Proxy Statement.


DIRECTORS COMPENSATION

                        Salaries/fees    Taxable benefits Annual/ Special bonuses           Compensation for
  loss of office        Total emoluments excluding pension contributions    Pension contributions

                        1997    1996     1997    1996     1997    1996     1997     1996    1997     1996   1997    1996
                                                           (all amounts in (pounds)'000)
  EXECUTIVE:
  S J Davidson          334     236      19      12       45      25       -        -       398      273      24      13
  A Michels             -       100      -       68       -       -        -        539     -        707       -       5
  D Van Valkenburg      94      -        170     -        42      -        -        -       306      -         3       -
  C J Burdick           225     -        9       -        25      -        -        -       259      -         6       -

  NON-EXECUTIVE:
  F A Vierra            -       -        -       -        -       -        -        -       -        -         -       -
  A G Ames              -       -        -       -        -       -        -        -       -        -         -       -
  A W P Stenham         108     50       -       -        -       -        -        -       108      50        -       -
  Lord Borrie QC        39      34       -       -        -       -        -        -       39       34        -       -
  Lord Griffiths        36      30       -       -        -       -        -        -       36       30        -       -
  J A Atterbury         -       -        -       -        -       -        -        -       -        -         -       -
  J O Robbins           -       -        -       -        -       -        -        -       -        -         -       -
  A N Singer            -       -        -       -        -       -        -        -       -        -         -       -
  R W Shaner            -       -        -       -        -       -        -        -       -        -         -       -
                        836     450      198     80       112     25       0        539     1,146    1,094    33      18

Notes:

1 Certain amounts reflected in this table and elsewhere in this section were paid in US dollars, but are represented in this table in pounds sterling, based on an average exchange rate of $1.64 to (pound)1.00 for the year ended 31 December 1997.
2 Mr Van Valkenburg's principal taxable benefits were the provision of (pound)55,330 in respect of his income taxes, housing allowance of (pound)74,057 and relocation and foreign service allowances of (pound)27,527.
3 The independent non-executive Directors are paid (pound)1,000 for each Board or Committee meeting they attend in addition to their fees. The executive Directors' interests in Company share options and restricted share scheme awards are set out on page 28 of the Report of the Directors. No non-executive Director has any interests in Telewest shares.

4 Mr Stenham received additional fees for 1997 for increased responsibilities undertaken on behalf of the Company.

5 The pension contributions for the Directors were paid into their private pension schemes. None of the Directors are members of the Group's money purchase pension scheme.


7. Remuneration policy for non-executive Directors
The remuneration policy for non-executive Directors consists of fees for their services in connection with Board and Board Committee meetings and, where relevant, for additional services such as chairing a Committee. They are not eligible for pension scheme membership and do not participate in any of the Group's bonus, share option or other incentive schemes. Their remuneration is approved by the Board of Directors.



A G Ames (Chairman)
A W P Stenham
A N Singer
The Remuneration Committee

Pages 57-77

FINANCIAL STATEMENTS UNDER US GAAP

Contents

58       Independent auditors' report

59 Consolidated statements of operations for each of the years in the three-year period ended December 31, 1997

60       Consolidated balance sheets at December 31, 1997 and 1996

61 Consolidated statements of cash flows for each of the years in the three-year period ended December 31, 1997

62 Consolidated statement of shareholders' equity for each of the years in the three-year period ended December 31, 1997

63       Notes to the consolidated financial statements

77       Supplementary financial information - five year summary

Independent auditors' report

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
TELEWEST COMMUNICATIONS PLC

We have audited the accompanying consolidated balance sheets of Telewest Communications plc and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements on pages 59 to 76 present fairly, in all material respects, the financial position of Telewest Communications plc and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three year period ended December 31,1997 in conformity with generally accepted accounting principles in the United States of America.


KPMG AUDIT PLC
Chartered Accountants
Registered Auditors
London, England

March 18, 1998

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                Year ended December 31,
                                                   1997         1997            1996            1995
                                                   $'000  (POUND)'000     (pound)'000     (pound)'000
                                                   (NOTE 2)
------------------------------------------------------------------------------------------------------
REVENUE
Cable television                                   262,698      159,918         121,224         64,740
Telephony - residential                            273,748      166,645         125,013         57,597
Telephony - business                                72,085       43,882          34,562         17,449
Other ((pound)3,573, (pound)1,600 and
  (pound)1,451 in 1997, 1996 1995,
   respectively, from related parties)              26,370       16,053           9,467          4,998
------------------------------------------------------------------------------------------------------
                                                   634,901      386,498         290,266        144,784
------------------------------------------------------------------------------------------------------
OPERATING COSTS AND EXPENSES
Programming                                      (153,496)     (93,441)        (69,906)       (32,194)
Telephony                                         (82,373)     (50,145)        (52,572)       (29,526)
(Selling, general and administrative
  (including (pound)1,170, (pound)2,560
  and (pound)3,257 in 1997, 1996 and 1995,
  respectively, to related parties)              (317,591)    (193,335)       (167,323)      (105,388)
Depreciation                                     (291,318)    (177,341)       (129,716)       (60,019)
Amortization of goodwill                          (43,359)     (26,395)        (26,149)        (7,854)
------------------------------------------------------------------------------------------------------
                                                 (888,137)    (540,657)       (445,666)      (234,981)
------------------------------------------------------------------------------------------------------

OPERATING LOSS                                   (253,236)    (154,159)       (155,400)       (90,197)

OTHER INCOME/ (EXPENSE)
Interest income (including (pound)3,178,
  (pound)1,723 and (pound)1,583 in 1997,
  1996 and 1995, respectively, from
  related parties)                                 13,074        7,959          16,651         15,645
Interest expense                                 (232,805)    (141,721)       (105,172)       (26,649)
Loss on disposal of interest rate swaps                  -            -               -        (8,609)
Foreign exchange losses, net                      (38,676)      23,544)         (2,838)       (14,575)
Share of net losses of affiliates                 (35,640)     (21,696)        (15,973)       (12,777)
Gain/(loss) on disposal of assets                    1,871        1,139             571          (419)
Minority interests in profits of consolidated
  subsidiaries, net                                  (482)        (293)           (180)           (16)
Other, net                                               -            -               -             82

LOSS BEFORE INCOME TAXES                         (545,894)    (332,315)       (262,341)      (137,515)
Income tax expenses (note 14)                        (225)        (137)            (50)           (16)
------------------------------------------------------------------------------------------------------

NET LOSS                                         (546,119)    (332,452)       (262,391)      (137,531)
------------------------------------------------------------------------------------------------------


                                                                Year ended December 31,
                                                    1997          1997          1996          1995
                                                    $*      (POUND)*      (pound)*      (pound)*
------------------------------------------------------------------------------------------------
BASIC AND DILUTED LOSS PER ORDINARY
  SHARE
Weighted average number of ordinary shares
  outstanding                                       927,567,600   927,567,600  925,425,473   861,424,848
--------------------------------------------------------------------------------------------------------

BASIC AND DILUTED LOSS PER ORDINARY
 SHARE                                                   (0.59)        (0.36)       (0.28)        (0.16)
--------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

*Except number of shares

                           CONSOLIDATED BALANCE SHEETS

                                                                          December 31,
                                                                1997          1997            1996
                                                                $'000   (POUND)'000     (pound)'000
                                                               (note 2)
-----------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                        48,595        29,582          79,116
Trade receivables (net of allowance for doubtful accounts
  of (pound)6,507 and(pound)5,405)                               60,167        36,627          29,305
Other receivables (note 7)                                       43,050        26,207          32,394
Prepaid expenses                                                 12,526         7,625           5,168
Investments in affiliates, accounted for under the equity
  method, and related receivables (note 8)                       98,081        59,707          69,420
Other investments, at cost                                       42,162        25,666          25,666
Property and equipment (less accumulated depreciation
  of (pound)481,451 and(pound)308,240) (note 9)               2,801,658     1,705,520       1,447,194
Goodwill (less accumulated amortization of(pound)64,301
  and (pound)37,907)                                            765,342       465,905         491,290
Other assets (less accumulated amortization of(pound)10,140
  and (pound)4,162)   (note 11)                                  92,833        56,513          62,387
-----------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                  3,964,414     2,413,352       2,241,940
-----------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable                                                 43,877        26,710          46,855
Other liabilities (note 12)                                     326,345       198,664         190,200
Debt (note 13)                                                2,255,516     1,373,054         879,351
Capital lease obligations (note 17)                             124,080        75,534          54,390
-----------------------------------------------------------------------------------------------------

TOTAL LIABILITIES                                             2,749,818     1,673,962       1,170,796
-----------------------------------------------------------------------------------------------------

MINORITY INTERESTS                                                1,051           640             347
-----------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY (note 15)
Convertible preference shares, 10p par value; 661,000,000
  shares authorized and 496,066,708 shares issued and
  outstanding                                                    81,489        49,607          49,607
Ordinary shares, 10p par value; 2,010,000,000 shares
  authorized; 927,567,600 issued and outstanding in
1997 and 1996                                                   152,372        92,757          92,757
Additional paid-in capital                                    2,189,533     1,332,887       1,332,887
Accumulated deficit                                         (1,206,661)     (734,560)       (402,108)
-----------------------------------------------------------------------------------------------------
                                                              1,216,733       740,691       1,073,143
Ordinary shares held in trust for The Telewest Restricted
  Share Scheme (note 16)                                        (3,188)       (1,941)         (2,346)
-----------------------------------------------------------------------------------------------------

TOTAL SHAREHOLDERS' EQUITY                                    1,213,545       738,750       1,070,797
-----------------------------------------------------------------------------------------------------

Commitments and contingencies (note 17)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    3,964,414     2,413,352       2,241,940
-----------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                    Year ended December 31,
                                                   1997         1997            1996             1995
                                                   $'000  (POUND)'000     (pound)'000      (pound)'000
                                                   (NOTE 2)
--------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING
 ACTIVITIES:

Net loss                                         (546,119)    (332,452)       (262,391)        (137,531)
Adjustments to reconcile net loss to net
  cash provided by/(used in) operating activities:
    Depreciation                                   291,318      177,341         129,716           60,019
    Amortization of goodwill                        43,359       26,395          26,149            7,854
    Amortization of deferred financing costs and
      issue discount on senior discount debentures 127,280       77,482          74,104           16,605
    Accrued interest on senior debentures                -            -               -            5,451
    Unrealized loss on foreign currency translation 38,676       23,544           2,838           14,575
    Loss on disposal of interest rate swaps              -            -               -            8,609
    Share of net losses of affiliates               35,640       21,696          15,973           12,777
    (Gain)/loss on disposals of assets             (1,871)      (1,139)           (571)              419
    Minority interests in profits of consolidated
      subsidiaries                                     482          293             180               16
Changes in operating assets and liabilities,
  net of effect of acquisition of subsidiaries:
    Change in receivables                          (7,011)      (4,268)        (15,908)          (5,282)
    Change in prepaid expenses                     (4,036)      (2,457)             953          (3,367)
    Change in accounts payable                    (11,648)      (7,091)         (4,575)          (5,603)
    Change in other liabilities                     38,825       23,635          51,668           19,206
Other                                                    -            -               -            (356)
--------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY/(USED IN)
  OPERATING ACTIVITIES                               4,895        2,979          18,136          (6,608)
--------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING
ACTIVITIES:
Cash paid for property and equipment             (714,635)    (435,037)       (464,367)        (254,453)
Cash paid for acquisition of subsidiaries            (999)        (608)        (14,167)          (3,232)
Additional investments in and loans to affiliates (14,825)      (9,025)         (2,728)          (9,143)
Additions to other investments                           -            -         (5,000)                -
Proceeds from disposals of assets                    9,962        6,066           3,059              688
Other investing activities                               -            -               -              335
--------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES            (720,497)    (438,604)       (483,203)        (265,805)
--------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING
  ACTIVITIES:
Cash paid for credit facility arrangement costs          -            -        (18,400)                -
Proceeds from debenture issue                            -            -               -          754,812
Cash paid for foreign currency option                    -            -               -         (88,070)
Repayment of borrowings                            (3,901)      (2,375)           (937)        (157,930)
Cash paid for debenture issue costs                      -            -           (829)         (20,574)
Cash paid for share issue costs                          -            -               -          (6,141)
Proceeds from borrowings                           644,760      392,500         100,400                -
Capital element of finance lease repayments        (6,523)      (3,971)         (1,231)          (1,291)
--------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING
  ACTIVITIES                                       634,336      386,154          79,003          480,806
--------------------------------------------------------------------------------------------------------
NET (DECREASE)/INCREASE IN CASH
  AND CASH EQUIVALENTS                            (81,266)     (49,471)       (386,064)          208,393
EFFECT OF EXCHANGE RATE CHANGES
  ON CASH AND CASH EQUIVALENTS                       (103)         (63)             362            8,423
CASH AND CASH EQUIVALENTS AT
  BEGINNING OF YEAR                                129,964       79,116         464,818          248,002
--------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT
  END OF YEAR                                       48,595       29,582          79,116          464,818
--------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                Convertible     Ordinary      Shares held  Additional       Accumulated   Total
                                                preference      shares        in trust     paid-up capital  Deficit     (pound)'000
                                                (pound)'000    (pound)'000   (pound)'000    (pound)'000    (pound)'000
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994                      15,300       84,824       (7,280)        686,276        (2,186)       776,934
Conversion of ordinary shares into
  convertible preference shares (note 15)         11,227      (11,277)            -               -             -        -
Shares issued in connection with the
  acquisition of TCMN (notes 5 and 15)            23,080       18,399             -        636,695              -       678,174
Accrued employee compensation relating
  to the Telewest Restricted Share Scheme              -             -        5,171               -             -         5,171
Net loss                                               -             -            -               -      (137,531)     (137,531)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                      49,607          91,996     (2,109)      1,322,971      (139,717)     1,322,748
Ordinary shares issued                                 -             761          -           9,916             -         10,677
Accrued employee compensation relating to
  the Telewest Restricted Share Scheme                 -             -         (237)              -             -           (237)
Net loss                                               -             -            -               -      (262,391)      (262,391)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                      49,607          92,757     (2,346)      1,332,887      (402,108)     1,070,797
Accrued employee compensation relating to
  the Telewest Restricted Share Scheme                 -             -          405               -             -            405
Net loss                                               -             -            -               -      (332,452)      (332,452)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                      49,607          92,757     (1,941)      1,332,887      (734,560)       738,750
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS YEARS
                     ENDED DECEMBER 31, 1997, 1996 AND 1995


1        ORGANIZATION AND HISTORY

Telewest Communications plc (the "Company") is a cable television and telephony operator which offers these services to business and residential customers in the United Kingdom ("UK"). The Company derives its cable television revenues from installation fees, monthly basic and premium service fees and advertising charges. The Company derives its telephony revenues from connection charges, monthly line rentals, call charges, special residential service charges and interconnection fees payable by other operators. The cable television and telephony services account for approximately 41% and 54%, respectively, of the Company's revenue. This revenue is predominantly derived from residential, rather than business, customers.

The Company was incorporated on October 20, 1994 under the laws of England and Wales in preparation for the October 2, 1995 internal reorganization of Telewest Communications Cable Limited ("TCCL"), then called TeleWest Communications plc, and its subsidiaries whereby the entire issued share capital of TCCL was transferred to the Company in exchange for fully paid up shares of the Company. TCCL had traded since November 22, 1994 when affiliates of Tele-Communications, Inc. (the "TCI Affiliates") and affiliates of US WEST, Inc. (the "US WEST Affiliates") contributed their UK cable interests to TCCL (the "Contribution"). These interests were previously held by the TCI Affiliates and US WEST Affiliates through TCI/US West Cable Communications Group, a general partnership. TCI/US WEST Cable Communications Group and its subsidiaries collectively are referred to herein as the "Joint Venture" and the TCI Affiliates and US WEST Affiliates collectively are referred to herein as the "Joint Venturers."

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

The economic environment and currency in which the Company operates is the UK and hence its reporting currency is Pounds Sterling ((pound)). Certain financial information for the year ended December 31, 1997 has BEEn translated into US Dollars, with such US Dollar amounts being unaudited and presented solely for the convenience of the reader, at the rate of $1.6427 = (pound)1.00, the Noon Buying Rate of the Federal Reserve BANK of New York on December 31, 1997. The presentation of the US Dollar amounts should not be construed as a representation that the Pounds Sterling amounts could be so converted into US Dollars at the rate indicated or at any other rate.

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

Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121 (FAS 121), "Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." FAS 121 requires that long-lived assets and certain identifiable intangibles, including goodwill, to be held and used by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon adoption of this standard, the Company evaluated its long-lived assets using projected undiscounted future cash flows and operating income for each subsidiary and determined that no material impairment of these assets existed at January 1, 1996 and accordingly, no loss was recognized. The Company believes that no material impairment existed at December 31, 1997.

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

The foreign currency option and Foreign Currency Swaps are recorded on the balance sheet in other assets or other liabilities at their fair value at the reporting period with changes in their fair value during the reporting period being reported as part of the foreign exchange gain or loss in the consolidated statement of operations. Such gains and losses are offset against foreign exchange gains and losses on the obligations denominated in foreign currencies which have been hedged.

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

Other interest rate swaps which are held as trading assets are recorded on the consolidated balance sheet at their fair value at the end of each reporting period with changes in their fair value being recorded as gains and losses in the consolidated statement of operations.

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

ADVERTISING COSTS
Advertising costs are expensed as incurred. The amount of advertising costs expensed was (pound)25,920,000, (pound)24,846,000 and (pound)10,246,000 for the years ended December 31, 1997, 1996, and 1995, respectively.

PROPERTY AND EQUIPMENT
Property and equipment is stated at cost, including the historical carryover basis cost from the Contribution. Except during the prematurity period as described below, depreciation is provided to write off the cost, less estimated residual value, of property and equipment by equal installments over their estimated useful economic lives as follows:

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

During the prematurity period, depreciation of cable and ducting and system electronics is charged monthly to write off the estimated cost at the end of the prematurity phase over a useful life of 20 and 8 years, respectively. In accordance with Statement of Financial Accounting Standard ("SFAS") No. 51, "Financial Reporting by Cable Television Companies," the monthly charge is scaled down by a ratio of average customers in the current period to the estimated customer base at the end of the prematurity period. The prematurity period covers the period between connecting the first customer and substantial completion of the network.

Preconstruction costs which are included within cable and ducting are amortized over the life of the franchise from the date of the first customer.

The Company accounts for costs, expenses and revenues applicable to the construction and operation of its cable systems under SFAS No. 51.

The estimated useful lives of cable and ducting and systems electronics were reassessed with effect from January 1, 1996, and were changed from 25-30 years and 10 years to 20 years and 8 years, respectively. The net book value of these assets are being written-off over their revised estimated remaining lives.

In 1997, the treatment of activation costs was reviewed. With effect from January 1, 1997, activation labor was reclassified from "cable and ducting" to "electronics" to be consistent with the classification of activation materials. The assets are now depreciated over 8 years rather than 20 years.

FRANCHISE COSTS
Expenditure incurred on successful applications for franchise licenses is included in property and equipment and is amortized over the remaining life of the original franchise term. Costs relating to unsuccessful applications are charged to the consolidated statement of operations.

DEFERRED FINANCING COSTS
Costs incurred in raising debt are deferred and recorded on the consolidated balance sheet in other assets. The costs are amortized to the consolidated statement of operations at a constant rate to the carrying value of the debt over the life of the obligation.

MINORITY INTERESTS
Recognition of the minority interests' share of losses of consolidated subsidiaries is limited to the amount of such minority interests' allocable portion of the equity of those consolidated subsidiaries.

FOREIGN CURRENCIES
Transactions in foreign currencies are recorded using the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the consolidated statement of operations.

REVENUE RECOGNITION
Revenue is recognized as services are delivered. Other revenues include connection fees which are recognized in the period of connection to the extent that the fee is offset by direct selling costs. The remainder is recognized over the estimated average period that customers are expected to remain connected to the system.

PENSION COSTS
The Company operates a defined-contribution scheme or contributes up to specified limits to third-party schemes on behalf of the employees. The amount included in losses in 1997, 1996 and 1995 of (pound)2,801,000, (pound)2,580,000 and (pound)1,538,000, respectively, represents the contributions payable to the selected scheMES in respect of the relevant accounting periods.

INCOME TAXES
Under the asset and liability method of SFAS No 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered.

SHARE-BASED COMPENSATION
SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for share-based employee compensation plans at fair value. The Company has chosen to continue to account for share-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, compensation cost for share options is measured as the excess, if any, of the quoted market price of the Company's shares at the date of the grant over the amount an employee must pay to acquire the shares.

Shares purchased by trustees in connection with the Telewest Restricted Share Scheme, are valued at the market price on the date on which they are purchased and are reflected as a reduction of shareholders' equity in the consolidated balance sheet. This equity account is reduced when the shares are awarded to employees based on the original cost of the shares to the trustees. The value of awards of ordinary shares to be made to employees in future years is charged to the consolidated statement of operations to the extent that the awards have been awarded to and earned by employees in the current accounting period. The value of shares which have been awarded to, but have not been earned by employees, is included as deferred compensation expense within other assets.

NEW ACCOUNTING STANDARDS APPLICABLE TO THE COMPANY

EARNINGS PER SHARE AND CAPITAL STRUCTURE
The Company adopted the provisions of SFAS No. 128, "Earnings per Share." This Statement required that all prior-period earnings per share calculations be restated to conform with the provisions of this statement. Basic earnings per share has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all dilutive potential ordinary shares outstanding during the period and adjusting the net loss for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net income and number of shares used for basic and diluted net income per ordinary share, as potential ordinary share equivalents are not included in the computation as their effect would be to decrease the loss per share.

COMPREHENSIVE INCOME
In June 1997, the FASB issued SFAS No. 130 "Reporting Comprehensive Income" which is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods for comparative purposes is required. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of financial position. The Company is currently reviewing the likely impact on the classification of items included in the shareholders' equity.

SEGMENT INFORMATION
In June 1997, the FASB issued SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information" which is effective for fiscal years beginning after December 15, 1997. In the initial year of application comparative information for earlier years is to be restated. It requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues, and its major customers. The Company is currently reviewing the likely impact on the level of disclosure currently provided in its consolidated financial statements.

PENSIONS AND OTHER POSTRETIREMENT BENEFITS
In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosure About Pensions and other Postretirement Benefits" ("SFAS No.132"). SFAS No. 132 revises disclosure requirements about employers' pension and other postretirement benefit plans. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997. The company has not determined the impact that SFAS No. 132 will have on its pension and post retirement benefit disclosures.

4        FINANCIAL INSTRUMENTS

FOREIGN CURRENCY OPTION CONTRACT
At December 31, 1997, the Company held a Pounds Sterling put option to purchase US$1,537,000,000 to hedge its exposure to adverse fluctuations in exchange rates on the principal amount at maturity of its US Dollar-denominated Senior Discount Debentures due 2007 ("Senior Discount Debentures"). The expiration date of this option contract is September 28, 2000. The put option has a strike price at expiration of (pound)1.00 = US$1.4520. The foreign currency option has been included in other assets at its fair value on December 31, 1997.

FOREIGN CURRENCY SWAP
The Company has entered into a Foreign Currency Swap to hedge its exposure to adverse fluctuations in exchange rates on the principal amount of its US Dollar-denominated Senior Debentures due 2006 ("Senior Debentures"). The terms of the contract provided for the Company to make an initial exchange of principal of US$300,000,000 in exchange for (pound)196,078,000. On expiration on October 1, 2000, the initial principal amounts will be re-exchanged. The interest element of the Foreign Currency Swap requires the Company to make Pounds Sterling fixed-rate interest payments and to receive US Dollar fixed-rate interest payments on the initial exchange amounts on a semi-annual basis. The Foreign Currency Swap contract has been included in other liabilities at its fair value on December 31, 1997.

INTEREST RATE SWAPS
The Company has also entered into certain delayed-starting interest rate swap agreements in order to manage interest rate risk on its senior secured credit facility ("Senior Secured Facility"). The effective dates of the swap agreements are January 2, 1997 and March 31, 1997, and the agreements mature on December 31, 2001 and March 28, 2002. The aggregate notional principal amount of the swaps adjusts upwards on a semi-annual basis to a maximum of (pound)750 million. In accordance with the swap agreements, the Company receives interesT At the six month LIBOR rate and pays a fixed interest rate in the range of 7.835 - 7.975%.

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

At December 31, 1997, the Company's significant financial instruments include cash and cash equivalents, trade receivables, a foreign currency option contract, a Foreign Currency Swap, interest rate swap agreements, trade payables and long-term borrowings. The following table summarizes the fair value of the foreign currency option contract, the Foreign Currency Swap, the interest rate swap agreements, the Senior Discount Debentures and the Senior Debentures. The fair value of the other financial instruments held by the Company approximates their recorded carrying amount due to the short maturity of these instruments and these instruments are not presented in the following table.

                                               AT DECEMBER 31, 1997             At December 31, 1996
                                       -------------------------------    -----------------------------
                                         CARRYING                            Carrying
                                          AMOUNT           FAIR VALUE         amount       Fair value
                                       (POUND)'000        (POUND)'000      (pound)'000     (pound)'000
-------------------------------------------------------------------------------------------------------
Assets:
Foreign currency option contract           26,145           26,145           25,828          25,828

Liabilities:
Interest rate swap agreements                   -           25,543                -           4,776
Foreign Currency Swap                      18,039           18,039           26,481          26,481
Senior Discount Debentures                696,954          729,532          600,799         621,367
Senior Debentures                         182,626          189,931          175,203         179,582
-------------------------------------------------------------------------------------------------------

The estimated fair value of the foreign currency option contract, the interest rate swap agreements and the Foreign Currency Swap are based on quotations received from independent, third-party financial institutions and represent the net amount receivable or payable to terminate the position, taking into consideration market rates and counterparty credit risk. The estimated fair values of the Senior Discount Debentures and the Senior Debentures are also based on quotations from independent third-party financial institutions and are based on discounting the future cash flows to net present values using appropriate market interest rates prevailing at the year end.

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

Temporary cash investments also potentially expose the Company to concentrations of credit risk, as defined by SFAS No. 105 "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risks." The Company places its temporary cash investments with major international financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base.

At December 31, 1997, the Company had no significant concentration of credit risk.

5        BUSINESS COMBINATIONS

On January 10, 1996, the Company acquired the entire issued share capital of Telewest Communications (Worcester) Limited, then called Bell Cablemedia (Worcester) Limited and owner of the Worcester cable franchise, for cash consideration of (pound)9,849,000. Telewest Communications (Worcester) Limited was otherwise a dormant company with net assets of (pound)2 representing its called up share capital. This acquisition has been accounted for under the purchase method of accounting. The goodwill arising on acquisition was (pound)9,849,000 and is being amortized on a straight-line basis over 20 years.

During 1996, the Company made various other minor acquisitions, largely for share consideration. The goodwill arising on these acquisitions was (pound)11,708,000 and is being amortized on a straight-line basis over 20 years.

On October 3, 1995, the Company acquired the entire share capital of Telewest Communications (Midlands & North West) Limited ("TCMN"), then called SBC CableComms (UK), a company which holds cable television and telephony interests in the UK, from an affiliate of Cox Communications, Inc. and affiliates of SBC Communications, Inc., in exchange for an aggregate of 183,994,960 ordinary shares of 10 pence each and 230,790,208 convertible preference shares of 10 pence each. The value attributable to the shares issued was (pound)1.635 per share, being the market price of the shares on June 8, 1995, the day the terms of the acquisition were agreed to and announced. The fair value of the share consideration using this share price was (pound)678,174,000. The aggregate cost of acquisition was (pound)689,878,000 including the costs of acquisition. This acquisition has been accounted for under the purchase method of accounting. The goodwill arising on acquisition is (pound)464,872,000 and is being amortized on a straight-line basis over 20 years.

6        SUPPLEMENTAL DISCLOSURES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash paid for interest was (pound)63,479,000, (pound)25,795,000 and (pound)6,041,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

Significant non-cash investing activities of the Company are described below. The amounts stated for 1996 represent the purchase of former minority shareholders' interests in certain UK cable interests held by the Company. The amounts stated for 1995 represent the purchase of TCMN for largely share consideration as described in Note 5 to the consolidated financial statements.

                                                          Year ended December 31,
                                               1997                1996                   1995
                                         (POUND)'000           (pound)'000            (pound)'000
-------------------------------------------------------------------------------------------------
Purchase/contribution of cable interests:
  Assets                                        -                       -                 428,080
  Liabilities assumed                           -                       -                (45,144)
  Debt assumed                                  -                       -               (157,930)
-------------------------------------------------------------------------------------------------

Net assets acquired contributed                 -                       -                 225,006
Goodwill on acquisition                         -                   9,874                 464,872
-------------------------------------------------------------------------------------------------
                                                -                   9,874                 689,878
Share consideration capital contribution        -                   9,869                 678,174
Costs of acquisition                            -                       5                  11,704
-------------------------------------------------------------------------------------------------
                                                -                   9,874                 689,878
-------------------------------------------------------------------------------------------------

7        OTHER RECEIVABLES

                                                                    At December 31,
                                                            1997                     1996
                                                        (POUND)'000              (POUND)'000
--------------------------------------------------------------------------------------------
Value Added Tax refund                                       4,567                  10,633
Interconnection receivables                                  1,505
Interest receivable                                            807                      63
Accrued income                                               8,290                   4,356
Prepaid expenses                                             3,161                   5,714
Other                                                        7,877                   7,763
------------------------------------------------------------------------------------------
                                                            26,207                  32,394
------------------------------------------------------------------------------------------

8        INVESTMENTS

The Company has investments in affiliates accounted for under the equity method at December 31, 1997 and 1996 as follows:

                                                                Percentage Ownership at
                                                                      December 31,
                                                             1997                    1996
                                                       (POUND)'000             (POUND)'000
------------------------------------------------------------------------------------------
Cable London plc                                             50.00%                 50.00%
Birmingham Cable Corporation Limited                         27.47%                 27.47%
London Interconnect Limited                                  16.67%                 16.67%
Central Cable Sales Limited                                  50.00%                 50.00%
Front Row Television Limited                                 40.00%                     -


The Company has accounted for its investment in London Interconnect Limited under the equity method because it is in a position to exercise a significant influence over London Interconnect Limited.

Summarized combined financial information for such affiliates which operate principally in the cable television and telephony industries is as follows:

COMBINED FINANCIAL POSITION
                                                                     At December 31,
                                                             1997                      1996
                                                       (POUND)'000               (pound)'000
--------------------------------------------------------------------------------------------

Property and equipment, net                                  429,161                 391,183
Intangible assets, net                                         4,859                   3,845
Other assets, net                                             30,249                 105,475
--------------------------------------------------------------------------------------------

TOTAL ASSETS                                                 464,269                 500,503
--------------------------------------------------------------------------------------------

Debt                                                         293,492                 281,500
Other liabilities                                             98,758                  91,947
Owners' equity                                                72,019                 127,056
--------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND EQUITY                                 464,269                 500,503
--------------------------------------------------------------------------------------------


COMBINED OPERATIONS
                                                                   Year ended December 31,
                                                                1997                    1996
                                                         (POUND)'000             (pound)'000
--------------------------------------------------------------------------------------------
Revenue                                                      120,468                  98,329
Operating expenses                                         (150,768)               (124,358)
--------------------------------------------------------------------------------------------
Operating loss                                              (30,300)                (26,029)
Interest expense                                            (26,311)                (15,945)
--------------------------------------------------------------------------------------------
Net loss                                                    (56,611)                (41,974)
--------------------------------------------------------------------------------------------

The Company's investments in affiliates are comprised as follows:

                                                                       At December 31,
                                                             1997                    1996
                                                             (POUND)'000         (pound)'000

Loans                                                       39,863                  29,089
Share of net assets                                         19,844                  40,331
------------------------------------------------------------------------------------------

                                                            59,707                  69,420
------------------------------------------------------------------------------------------

Any excess of the purchase cost over the value of the net assets acquired is treated as goodwill and amortized over 20 years on a straight-line basis.

9        PROPERTY AND EQUIPMENT

                                                          Cable       Electronic  Other
                                    Land       Buildings  ducting     equipment   equipment     Total
                                                          (all values in (pound)'000)
------------------------------------------------------------------------------------------------------
ACQUISITION COSTS
Balance at January 1, 1997         4,223        45,956   1,101,961    489,835     113,459    1,755,434
Reclassification                       -          (62)   (118,331)    117,954         439            -
Additions                             11         8,683     280,814    101,204      49,882      440,594
Disposals                              -             -       (182)      (556)     (8,319)      (9,057)
------------------------------------------------------------------------------------------------------

Balance at December 31,1997        4,234        54,577   1,264,262    708,437     155,461    2,186,971
------------------------------------------------------------------------------------------------------

ACCUMULATED DEPRECIATION
Balance at January 1, 1997             -         7,378     121,181    130,483      49,198      308,240
Reclassification                       -             -    (12,792)     12,792           -            -
Charge for year                        -         3,824      59,324     88,502      25,691      177,341
Disposals                              -             -       (182)      (229)     (3,719)      (4,130)
------------------------------------------------------------------------------------------------------

Balance at December 31, 1997           -        11,202     167,531    231,548      71,170      481,451
------------------------------------------------------------------------------------------------------

1997 NET BOOK VALUE                4,234        43,375   1,096,731    476,889      84,291    1,705,520
------------------------------------------------------------------------------------------------------


ACQUISITION COSTS
Balance at January 1, 1996         4,223        36,005     766,866    359,617      79,239    1,245,950
Additions                              -         9,951     335,844    130,783      39,012      515,590
Disposals                              -             -       (749)      (565)     (4,792)      (6,106)
------------------------------------------------------------------------------------------------------

Balance at December 31,1996        4,223        45,956   1,101,961    489,835     113,459    1,755,434
------------------------------------------------------------------------------------------------------

ACCUMULATED DEPRECIATION
Balance at January 1,1996              -         4,920      74,532     70,810      31,880      182,142
Charge for year                        -         2,458      47,374     60,220      19,664      129,716
Disposals                              -             -       (725)      (547)     (2,346)      (3,618)
------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1996           -         7,378     121,181    130,483      49,198      308,240
------------------------------------------------------------------------------------------------------

1996 NET BOOK VALUE                4,223        38,578     980,780    359,352      64,261    1,447,194
------------------------------------------------------------------------------------------------------

Cable and ducting consists principally of civil engineering and fibre optic costs. In addition, cable and ducting includes net book value of preconstruction and franchise costs of (pound)9,807,000 and (pound)13,220,000 as of December 31, 1997 and 1996, respectively. Electronic equipment includes the Company's switching, headend and converter equipment. Other equipment consists principally of motor vehicles, office furniture and fixtures and leasehold improvements.

10       VALUATION AND QUALIFYING ACCOUNTS

                                                            Additions
                                                            charged to
                                 Balance at    Acquisition   costs and                  Balance at
                                 January 1     of TCMN       expenses      Deductions   December 31
                                                          (all values in (pound)'000)
---------------------------------------------------------------------------------------------------
1997
Allowance for doubtful accounts    5,405             -         8,815        (7,713)        6,507
---------------------------------------------------------------------------------------------------

1996
Allowance for doubtful accounts    4,695             -         9,020        (8,310)        5,405
---------------------------------------------------------------------------------------------------

1995
Allowance for doubtful accounts    1,736         1,063         5,920        (4,024)        4,695
---------------------------------------------------------------------------------------------------


11       OTHER ASSETS

The components of other assets, net of amortization, are as follows:

                                                                    At December 31,
                                                             1997                    1996
                                                       (POUND)'000             (pound)'000
-----------------------------------------------------------------------------------------
Deferred financing costs of debentures                      13,770                 17,510
Deferred financing costs of Senior Secured Facility         15,963                 18,186
Foreign currency option contract                            26,145                 25,828
Other                                                          635                    863
-----------------------------------------------------------------------------------------
                                                            56,513                 62,387
-----------------------------------------------------------------------------------------


12       OTHER LIABILITIES

Other liabilities are summarized as follows:

                                                                  At December 31,
                                                            1997                     1996
                                                      (POUND)'000             (pound)'000
-----------------------------------------------------------------------------------------

Amounts due to affiliated or other
  related parties                                               61                   1,901
------------------------------------------------------------------------------------------
Accrued interest                                            13,641                   8,921
Accrued construction costs                                  30,235                  36,397
Accrued expenses and deferred income                       112,198                  82,938
Foreign Currency Swap                                       18,039                  26,481
Other liabilities                                           24,490                  33,562
------------------------------------------------------------------------------------------

                                                           198,664                 190,200
------------------------------------------------------------------------------------------

13       DEBT

Debt is summarized as follows at December 31, 1997 and 1996:

                                      Weighted average interest rate
                                                                         1997              1996
                                      1997              1996       (POUND)'000       (pound)'000
---------------------------------------------------------------------------------------------------
Senior Debentures                      9.625%            9.625%          182,626          175,203
Senior Discount
Debentures                            11.000%           11.000%          696,954          600,799
Senior Secured
Facility                               9.071%            8.281%          492,500          100,000
Other debt                             8.719%            7.790%              974            3,349
----------------------------------------------------------------------------------------------------

                                                                       1,373,054          879,351
----------------------------------------------------------------------------------------------------

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

The Senior Debentures and the Senior Discount Debentures, which are described below, were issued to finance working capital, capital expenditure, foreign currency swap and options to hedge against adverse fluctuations in exchange rates, and additional investments in affiliated companies. A portion of the net proceeds of the issue also was used to repay the (pound)157,930,000 indebtedness outstanding under the loan facility held by TCMN at the date that it was acquired by the Company.

The indenture under which the Senior Debentures were issued contains various covenants which, among other things, restrict the ability of the Company to incur additional indebtedness, pay dividends, create certain liens, enter into certain transactions with shareholders or affiliates, or sell certain assets. The Company was in compliance with the covenants at December 31, 1997.

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

SENIOR DISCOUNT DEBENTURES
In October 1995, the Company issued US$1,536,413,000 principal amount at maturity of Senior Discount Debentures with a yield to maturity of 11%. The cash consideration received at the date of issue was (pound)566,109,000 (US$900,000,000). At December 31, 1997, the unamortized portion of the discount on issue was (pound)238,344,000 (US$391,528,000). The Senior Discount Debentures mature on October 1, 2007. Interest on the Senior Discount Debentures accrues semi-annually. Cash interest will not accrue on the Senior Discount Debentures prior to October 1, 2000 and is thereafter payable in arrears on April 1 and October 1 of each year at a rate of 11% per annum. The Senior Discount Debentures are redeemable, in whole or in part, at the option of the Company at any time on or after October 1, 2000 at the redemption price of 100% of the principal amount plus accrued and unpaid interest.

The indenture under which the Senior Discount Debentures were issued contains various covenants as set out for the Senior Debentures above and the Company was in compliance with such covenants at December 31, 1997.

The Company has purchased a five year Pounds Sterling put option to purchase US$1,537,000,000 to hedge its exposure to adverse fluctuations in exchange rates on the principal amount which will be outstanding on October 1, 2000, the earliest redemption date, of the Senior Discount Debentures. The terms of the foreign currency option contract are described in Note 4 to the consolidated financial statements.

The Senior Discount Debentures are unsecured liabilities of the Company.

SENIOR SECURED FACILITY
During 1996, a subsidiary of the Company entered into a senior secured credit facility (the "Senior Secured Facility") with a syndicate of banks. The facility is available to finance the capital expenditure, working capital requirements and other permitted related activities involving the construction and operation of all the Company's owned and operated franchises, to pay cash interest on the Company's unsecured debentures, to fund the repayment of existing secured borrowings in respect of the London South and South West Regional Franchise Areas, to fund loans to or investments in affiliated companies, to bid for or purchase, and subsequently construct, licenses or franchises which may become available and to refinance advances and the payment of interest, fees, and expenses in respect of the Senior Secured Facility.

The facility is divided into two tranches: the first portion (Tranche A) is available on a revolving basis for up to (pound)300 million, reducing to (pound)100 million by June 30, 1998 with full repayment by December 31, 1998; the second portion (Tranche B) is available on a revolving basis concurrently with Tranche A for an amount up to 6.5 times the trailing, rolling six month annualized consolidated net operating cash flow, gradually reducing throughout the period of the facility to 4 times by January 1, 2000. Thereafter, the amount outstanding under the Tranche B facility converts to a term loan amortizing over 5 years. The aggregate drawing at any time under both tranches cannot exceed (pound)1.2 billion. At December 31, 1997, (pound)125,000,000 (1996:
(pound)100,000,000) was outstanding under Tranche A and (pound)367,500,000 under Tranche B (1996: (pound)nil).

Borrowings under the facility are secured by the assets of the Company, including the partnership interests and shares of subsidiaries, and bear interest at 2.25% above LIBOR for Tranche A and between 0.5% and 1.875% above LIBOR (depending on the ratio of borrowings to the trailing, rolling six month annualized consolidated net operating cash flow) for Tranche B. Since 31 December 1997, this facility has been restructured with revised financial covenants, a reduction in the amount available under the facility from (pound)1,200 million to (pound)1,000 million, and a supplementary (pound)100 million revolving credit facility secured with a second fixed and floating charge over the Group's assets, and interest costs on the latter ranging from 3.5% - 5.5% above LIBOR. As a result of this restructuring of the facility, the repayment dates for Tranche A, referred to above, have been accelerated by three months.

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

The Company was in compliance with the covenants at December 31, 1997.

OTHER DEBT
Other debt is represented by property loans which are secured on freehold land and buildings held by the Company which mature from 1998 onwards. The property loans bear interest at a rate of between 1.00% and 1.5% above LIBOR.

14       INCOME TAXES

Loss before income taxes is solely attributable to the UK.

The provisions for income taxes follow:

                                                               Year ended December 31,
                                                       1997              1996              1995
                                                 (POUND)'000       (pound)'000       (pound)'000
------------------------------------------------------------------------------------------------
Currently payable                                       137                50               16
------------------------------------------------------------------------------------------------

A reconciliation of income taxes determined using the statutory UK rate of 31.5%
(1996: 33%) to the effective rate of income tax is as follows:

                                                               Year ended December 31,
                                                       1997              1996              1995
                                                       %                 %                    %
------------------------------------------------------------------------------------------------
Corporate tax at UK statutory rates                  (31.5)              (33)               (33)
Permanent differences                                   0.5                 1                  3
Valuation allowance and other temporary differences      29                30                 26
Share of losses of affiliates                             2                 2                  4
------------------------------------------------------------------------------------------------
                                                          -                 -                  -
------------------------------------------------------------------------------------------------

Deferred income tax assets and liabilities at December 31, 1997 and 1996 are summarized as follows:

                                                    1997                    1996
                                               (POUND)'000             (pound)'000
----------------------------------------------------------------------------------
Deferred tax assets relating to:
Fixed assets                                        79,100                       -
Net operating loss carried forward                 181,800                 310,300
Other                                                2,400                   3,400
----------------------------------------------------------------------------------

Deferred tax asset                                 263,300                 313,700
Valuation allowance                              (247,400)               (175,200)
----------------------------------------------------------------------------------

                                                    15,900                 138,500
----------------------------------------------------------------------------------

Deferred tax liabilities relating to:
Fixed assets                                             -               (110,600)
Other                                             (15,900)                (27,900)
----------------------------------------------------------------------------------

Deferred tax liabilities                          (15,900)               (138,500)
----------------------------------------------------------------------------------

DEFERRED TAX ASSET
  PER BALANCE SHEET                                      -                       -
----------------------------------------------------------------------------------

At December 31, 1997, the Company estimates that it has, subject to Inland Revenue agreement, net operating losses ("NOLs") of (pound)587,000,000 available to relieve against future profits. This excludes capital allowances on assets which were available to the Company, but had not been claimed, of (pound)465,000,000.

Due to a history of operating losses the Company has established a valuation allowance with respect to deferred tax assets, except to the extent of deferred tax liabilities.

The NOLs have an unlimited carry forward period under UK tax law, but are limited to their use to the type of business which has generated the loss.

15       SHAREHOLDERS' EQUITY

MOVEMENTS IN SHARE CAPITAL
During 1996 the Company issued 7,604,200 ordinary shares of 10 pence each for the following consideration: an additional 0.25% of the ordinary shares of Cable London plc, the surrender by Trans-Global (UK) Limited of its option to acquire 9.9% of equity in the South East Regional Franchise Area, and the remaining 20% of the ordinary shares of Telewest Communications (Cotswolds) Limited held by a minority interest.

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

16       SHARE-BASED COMPENSATION PLANS

At December 31, 1997, the Company operated five types of share-based compensation plans: the Telewest Executive Share Option Schemes, the Telewest Sharesave Schemes, and the Telewest Restricted Share Scheme, as replaced in 1997 by the Telewest Long Term Incentive Plan ("LTIP") and an Equity Participation Plan ("EPP").

The Company applies APB Opinion Bulletin No. 25 and related interpretations in accounting for its share-based compensation plans. Accordingly, no compensation cost has been charged to the consolidated statement of operations in respect of performance-based option grants since the options do not have exercise prices less than the market value of the Company's ordinary shares. Compensation cost has been recognized for fixed option grants since the options have exercise prices less than the market value of the Company's ordinary shares at the date of grant. Compensation cost has also been recognized for awards over ordinary shares made under the Telewest Restricted Share Scheme since the awards have no exercise price. Compensation cost recognized for fixed option grants and awards under the Telewest Restricted Share Scheme was (pound)496,000, (pound)1,380,000 and (pound)1,334,000 for 1997, 1996, and 1995, respectively.

If compensation cost for share option grants and for awards under the Telewest Restricted Share Scheme and Long Term Incentive Plan had been determined based on their fair value at the date of grant for 1997 and 1996 consistent with the method prescribed by SFAS 123, the Company's net loss and basic and diluted loss per share would have been adjusted to the pro forma amounts set out below:

                                 1997                    1996                     1995
                             (POUND)'000             (pound)'000              (pound)'000
-----------------------------------------------------------------------------------------
Net loss - As reported           (332,452)             (262,391)                 (137,531)
         - Pro forma             (336,737)             (264,579)                 (138,468)

                                  (pound)                (pound)                   (pound)
------------------------------------------------------------------------------------------
Basic and diluted loss per share
             - As reported          (0.36)                (0.28)                    (0.16)
             - Pro forma            (0.36)                (0.29)                    (0.16)
------------------------------------------------------------------------------------------

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

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model using a weighted-average risk-free interest rate of 6.8%, 8.1% and 8.3% for grants in 1997, 1996 and 1995 respectively, and an expected volatility of 30-45% used for grants in these years. The Company does not expect to pay a dividend on its ordinary shares at any time during the expected life of the option.

A summary of the status of the Company's performance-based share option plans as at December 31, 1997, 1996 and 1995, the first year in which the options were granted, and changes during the years ended on those dates is presented below:

                                     1997                       1996                      1995
                                          WEIGHTED                    Weighted                   Weighted
                                          AVERAGE                     average                    average
                            NUMBER        EXERCISE      Number        exercise     Number        exercise
                            OF SHARES     PRICE         of shares     price        of shares     price
--------------------------------------------------------------------------------------------------------
Outstanding at
  beginning of year          11,238,852    153.0p      8,645,229       160.4p              -           -
Granted                       8,994,654     83.7p      4,121,474       140.9p      8,871,398      160.3p
Forfeited                   (1,205,075)    147.1p    (1,527,851)       162.6p      (226,169)      158.0p
--------------------------------------------------------------------------------------------------------

Outstanding at end           19,028,431    120.6p     11,238,852       153.0p      8,645,229      160.4p
--------------------------------------------------------------------------------------------------------

Options exercisable at        3,375,739    152.3p      1,023,042       154.3p              -           -
  year end
Weighted average fair value       50.4p                    75.6p                       86.0p
  of options granted during
  the year


The following table summarizes information about the Company's performance-based share option plans outstanding at December 31, 1997.

                                    Options outstanding                 Options exercisable
                                    -------------------                 -------------------
                                          Weighted
                           Number         average       Weighted      Number         Weighted
                           outstanding at remaining     average      exercisable at  average
                           December 31,   contractual   exercise      December 31,   exercise
Range of exercise prices   1997           life          price         1997           price
-----------------------------------------------------------------------------------------------
71.0 -  73.0p               2,666,913     7.4 years     72.6p
 82.5 -  83.0p              5,297,509     7.6 years     82.9p
117.5 - 118.0p              765,847       9.2 years     117.5p
135.0 - 141.0p              3,674,467     6.2 years     140.6p        1,293,086    140.8p
154.5 - 155.5p              4,842,914     4.8 years     154.5p        1,502,527    154.6p
171.5 - 173.5p              1,780,781     5.9 years     172.4p        580,126      171.9p
-----------------------------------------------------------------------------------------------

 71.0 - 173.5p              19,028,431    6.5 YEARS     120.6p        3,375,739    152.3p
-----------------------------------------------------------------------------------------------


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

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model using a weighted-average risk-free interest rate of 6.95 per cent, 7.4 per cent and 7.2 per cent for grants in 1997, 1996 and 1995, respectively, and an expected volatility of 30-45 per cent. The Company does not expect to pay a dividend on its ordinary shares at any time during the expected life of the option.

A summary of the status of the Company's fixed share option plans as of December 31, 1997, 1996, and 1995 and the changes during the years ended on those dates is presented below:

                                    1997                          1996                    1995
                                            WEIGHTED                                             Weighted
                                            AVERAGE                    Weighted                  average
                              NUMBER        EXERCISE      Number       average       Number      exercise
                              OF SHARES     PRICE         of shares    exercise      of shares   price
------------------------------------------------------------------------------------------------------------
Outstanding at beginning
  of year                      4,076,635     119.8p      3,345,941     139.6p        1,666,534  150.0p
Granted                        5,341,783      58.0p      2,165,009     102.5p        2,168,157  134.0p
Forfeited                    (2,450,243)     120.7p    (1,434,315)     139.8p        (488,750)  150.0p
------------------------------------------------------------------------------------------------------------
Outstanding at end of year     6,968,175      72.1p      4,076,635     119.8p        3,345,941  139.6p
------------------------------------------------------------------------------------------------------------
Options exercisable at year end        -                         -                           -
Weighted average fair              42.7p                     49.7p                       79.3p
value of options granted
during the year


The following table summarizes information about the Company's fixed share options outstanding at December 31, 1997.


                             Options outstanding
                             -------------------
                                                        Weighted average
                             Number outstanding        remaining contractual
            Exercise price   at December 31. 1997           life
         ------------------------------------------------------------

                 58.0p            5,341,783                 3.6 years
                102.5p              941,444                 2.6 years
                134.0p              404,256                 3.6 years
                150.0p              280,692                 2.6 years
         58.0 - 150.0p            6,968,175                 3.4 years
         ------------------------------------------------------------


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

A summary of the status of the Company's Restricted Share Scheme at December 31, 1997, 1996 and 1995, and changes during the years ended on those dates is presented below:

                                               1997                1996                 1995
                                               NUMBER OF           Number of            Number of
                                               SHARES              shares               shares
----------------------------------------------------------------------------------------------------
Outstanding at beginning of year                 2,648,433          2,616,857                   -
Granted                                            377,975            328,297           2,857,191
Exercised                                      (1,123,324)           (62,920)                   -
Forfeited                                        (155,922)          (233,801)           (240,334)
----------------------------------------------------------------------------------------------------

Outstanding at end of year                       1,747,162          2,648,433           2,616,857
----------------------------------------------------------------------------------------------------

Awards exercisable at year end                     924,008            646,341              49,867
----------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE FAIR VALUE
  OF AWARDS GRANTED DURING THE YEAR            (POUND)1.25        (pound)1.47         (pound)1.72
----------------------------------------------------------------------------------------------------

At December 31, 1997, the 1,747,162 awards outstanding and the 924,008 awards exercisable have weighted average remaining contractual lives of 6.7 years and
6.6 years, respectively.


LONG-TERM INCENTIVE PLAN ("LTIP")

The Telewest Restricted Share Scheme has been replaced with a Long-Term Incentive Plan ("LTIP") for share awards to executive Directors and senior executives. Under the LTIP an executive will be awarded the provisional right to receive, for no payment, a number of Telewest shares with a value equating to a percentage of base salary. The shares will not vest unless certain performance criteria, based on total shareholder return assessed over a three-year period are met. The percentage of salary will be determined by the Remuneration Committee and will be up to 100% of base salary for executive Directors.

                                                               1997
                                                         NUMBER OF SHARES
-----------------------------------------------------------------------------
Outstanding at beginning of year                                    -
Granted                                                       574,309
-----------------------------------------------------------------------------
Outstanding at end of year                                    574,309
-----------------------------------------------------------------------------
Awards exercisable at year end                                      -
-----------------------------------------------------------------------------
WEIGHTED AVERAGE FAIR VALUE
  OF AWARDS GRANTED DURING THE YEAR                       (POUND)0.81
-----------------------------------------------------------------------------

At December 31, 1997, the 574,309 awards outstanding have weighted average remaining contractual lives of 9.8 years.

17       COMMITMENTS AND CONTINGENCIES

CAPITAL AND OPERATING LEASES
The Company leases a number of assets under arrangements accounted for as capital leases, as follows:

                                                                  Accumulated
                                          Acquisition costs      depreciation       Net book value
                                            (pound)'000           (pound)'000         (pound)'000
---------------------------------------------------------------------------------------------------
At December 31, 1997
Electronic equipment                          58,465               (16,061)             42,404
Other equipment                               40,207                (8,050)             32,157

At December 31, 1996
Electronic equipment                          46,634                (8,376)             38,258
Other equipment                                8,780                (1,900)              6,880
---------------------------------------------------------------------------------------------------

Depreciation charged on these assets was (pound)10,889,000 and (pound)7,106,000 for the years ended December 31, 1997 and 1996, respectively.

The Company leases business offices and uses certain equipment under lease arrangements accounted for as operating leases. Minimum rental expense under such arrangements amounted to (pound)3,198,000, (pound)3,065,000 and (pound)2,276,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

Future minimum lease payments under capital and operating leases are summarized as follows as at December 31,1997:

                                Capital                    Operating
                                 leases                     leases
-------------------------------------------------------------------------------
                                (pound)'000               (pound)'000
-------------------------------------------------------------------------------
1998                               15,712                     3,059
1999                               14,488                     2,989
2000                               12,740                     2,939
2001                               11,883                     2,885
2002                                8,741                     2,884
2003 and thereafter                38,413                    14,323
-------------------------------------------------------------------------------
                                  101,977

Imputed interest                 (26,443)
------------------------------------------
TOTAL                              75,534
------------------------------------------

It is expected that, in the normal course of business, expiring leases will be renewed or replaced.

CONTINGENT LIABILITIES
The Company is a party to various legal proceedings in the ordinary course of business which it does not believe will result, in aggregate, in a material adverse effect on its financial condition.

18       RELATED PARTY TRANSACTIONS
The Company, in the normal course of providing cable television services, purchases certain of its programming from UK affiliates of TCI. Such programming is purchased on commercially-available terms. Total purchases in the years ended December 31, 1997 and 1996 amounted to (pound)9,681,000 and (pound)6,951,000 respectively.

The Company has management agreements with TCI and US WEST under which amounts are paid by the Company relating to TCI and US WEST employees who have been seconded to the Company. For the years ended December 31, 1997, 1996 and 1995, fees charged to the Company under the agreements were (pound)968,000, (pound)2,185,000 and (pound)3,042,000, respectively. The Company has similar management agreements with Cox Communications, Inc. and SBC Communications, Inc. For the years ended December 31, 1997, 1996 and 1995, fees charged to the Company under these agreements were (pound)202,000, (pound)374,000 and (pound)233,000 respectively.

The Company has entered into consulting agreements with its affiliates pursuant to which the Company provides consulting services related to telephony operations. Under the agreements, the Company receives an annual fee from each affiliate based upon the affiliate's revenues. Fees received for the years ended December 31, 1997, 1996 and 1995 were (pound)786,000, (pound)642,000 and
(pound)566,000, respectively. The affiliate banking agreements contain certain deferred payment arrangements for these fees. The Company also receives a fee for providing switching support services, comprising of a fixed element based on a number of switches and a variable element based on a number of lines. Fees received for the years ended December 31, 1997, 1996 and 1995, were (pound)740,000, (pound)741,000 and (pound)827,000, respectively.

19       QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                        1997
                                       Total       Fourth quarter  Third quarter  Second quarter First quarter
                                    (pound)'000     (pound)'000     (pound)'000    (pound)'000    (pound)'000
--------------------------------------------------------------------------------------------------------------
Revenue                                   386,498       104,969       100,087       91,052        90,390
Operating loss                          (154,159)      (39,578)      (41,394)     (36,421)      (36,766)
Finance expenses, net                   (156,167)      (29,604)      (43,613)     (30,992)      (51,958)
Net loss                                (332,452)      (74,887)      (90,780)     (72,902)      (93,883)
Basic and diluted loss per
  ordinary share                       (36 pence)     (8 pence)    (10 pence)    (8 pence)    (10 pence)
--------------------------------------------------------------------------------------------------------------

                                                                    1996

                                       Total       Fourth quarter  Third quarter  Second quarter First quarter
                                    (pound)'000     (pound)'000     (pound)'000    (pound)'000    (pound)'000
--------------------------------------------------------------------------------------------------------------

Revenue                                   290,266        83,663        73,123       68,320      65,160
Operating loss                          (155,400)      (46,095)      (34,512)     (38,536)    (36,257)
Finance expenses, net                    (90,788)        28,222      (30,710)     (54,503)    (33,797)
Net loss                                (262,391)      (22,361)      (69,303)     (97,080)    (73,647)
Basic and diluted loss per
  ordinary share                       (28 pence)     (2 pence)     (7 pence)   (10 pence)   (8 pence)
--------------------------------------------------------------------------------------------------------------

The Company regularly reviews estimated useful lives of its property and equipment and the estimates in calculating the capitalised overheads which relate to the construction of the cable network. With effect from January 1, 1996, the Company has revised the estimated lives of certain assets as set out in Note 3 to the consolidated financial statements and certain estimates used in calculating capitalizable overheads. The impact of these revisions was to increase the depreciation charge for 1996 from (pound)110,223,000 to (pound)129,716,000 and to increase the basic and diluted loss per ordinary share for the year by 2 pence, and to increase the capitalization of overheads in 1996 from (pound)38,812,000 to (pound)54,019,000 and to reduce the basic and diluted loss per share for the year by 2 pence. The impact was principally accounted for in the fourth quarter of 1996.

In 1997, the treatment of activation costs was reviewed. With effect from January 1, 1997, activation labor was reclassified from `Cable and Ducting' to `Electronics' to be consistent with the classification of activation materials. The impact of this change, was an additional depreciation charge of (pound)10,359,000, with activation labor now depreciated over 8 years rather than 20 years.

Finance expenses include foreign exchange gains and losses on the retranslation or valuation of non sterling denominated financial instruments using period end exchange rates and market valuations.

SUPPLEMENTARY FINANCIAL INFORMATION - FIVE YEAR SUMMARY

                                                Year ended December 31,

                                                 Company                 Joint         Predecessor
                                                                         Venture       Businesses
                                                                         (1)           (2)
                                     1997        1996        1995(3)     1994          1993
                               (POUND)'000   (pound)'000   (pound)'000  (pound)'000   (pound)'000
----------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Property and equipment (net)        1,705,520    1,447,194     1,063,808    454,843      269,974
Total assets                        2,413,352    2,241,940     2,289,720    878,156      413,865
Investment in affiliates               59,707       69,420        80,703     81,907       68,838
Debt(4)                             1,373,054      879,351       792,265      3,886       49,386
Equity                                738,750    1,070,797     1,322,748    776,934      311,695



INCOME STATEMENT DATA:
REVENUE
Cable television                      159,918      121,224        64,740     35,875       20,729
Telephony - residential               166,645      125,013        57,597     23,471       11,261
Telephony - business                   43,882       34,562        17,449      8,812        4,908
Other                                  16,053        9,467         4,998      3,869        3,440
----------------------------------------------------------------------------------------------------

TOTAL REVENUE                         386,498      290,266     144,784       72,027       40,338
----------------------------------------------------------------------------------------------------

OPERATING COSTS AND
  EXPENSES:
Programming                          (93,441)     (69,906)     (32,194)    (15,500)      (8,403)
Telephony                            (50,145)     (52,572)     (29,526)    (14,714)     (10,203)
Selling, general and administrative (193,335)    (167,323)     (105,388)   (60,414)     (32,505)
Depreciation                        (177,341)    (129,716)     (60,019)    (30,320)     (17,635)
Amortization                         (26,395)     (26,149)     (7,854)      (1,827)        (840)
----------------------------------------------------------------------------------------------------

OPERATING LOSS                      (154,159)    (155,400)     (90,197)    (50,748)     (29,248)
----------------------------------------------------------------------------------------------------

Share of loss of affiliates          (21,696)     (15,973)     (12,777)     (8,466)      (7,540)
Financial expenses, net(4)          (156,167)     (90,788)     (34,607)     (6,137)        (651)
Extraordinary gain                          -            -    7,287(5)            -
Net loss                            (332,452)    (262,391)     (137,531)   (58,050)     (37,439)

Basic and diluted (loss)/gain per
  ordinary share:
Before extraordinary gain
  (pro forma loss for 1994)        (36 PENCE)   (28 pence)  (16 pence)   (10 pence)
Extraordinary gain                          -            -           -      1 pence
Loss (pro forma loss for 1994)     (36 PENCE)   (28 pence)  (16 pence)    (9 pence)
----------------------------------------------------------------------------------------------------

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

(3) See Note 5 (Business combinations) to the US GAAP Consolidated Financial Statements.

(4) See Note 13 (Debt) to the US GAAP Consolidated Financial Statements.

(5) Extraordinary gain relates to the fair value of interest rate swaps in the US GAAP Consolidated Financial Statements arising on repayment of debt following the initial public offering of the Company in November 1994.

SHARE AND ADS INFORMATION
Telewest shares trade under the symbol "TWT" on the London Stock Exchange. American Depositary Shares ("ADSs") (evidenced by American Depositary Receipts ("ADRs")) representing Telewest shares trade on the Nasdaq Stock Market's National Market under the symbol "TWSTY". Each ADS represents ten Telewest shares.

The following table sets out, for the periods indicated, the high and low middle market quotations for Telewest shares on the London Stock Exchange and the high and low reported trade prices for the ADSs on the Nasdaq Stock Market's National Market.

                                               Ordinary Shares (1)           ADSs(2)
                                       High           Low          High              Low
                                   ---------------------------------------------------------
1996     First Quarter                   156p          118p        $24.38          $17.81
         Second Quarter                188.5p          145p        $28.50          $21.63
         Third Quarter                   161p          119p        $25.13          $18.50
         Fourth Quarter                141.5p        117.5p        $23.25          $18.63

1997     First Quarter                 133.5p          106p        $22.00          $17.38
         Second Quarter                107.5p           63p        $17.50          $10.75
         Third Quarter                    95p           74p        $15.50          $12.13
         Fourth Quarter                 88.5p         68.5p        $14.88          $11.75


(1) The prices set out for the Telewest shares are derived from the London Stock Exchange Daily Official List.

(2) The prices set out for the ADSs are provided by the Nasdaq Stock Market's National Market.

Pages 78-79

REGISTRAR AND DEPOSITARY
Enquiries concerning holdings of Telewest shares should be addressed to the Registrars, who are Lloyds Bank Registrars, The Causeway, Worthing, West Sussex BN99 6DA, Tel: (01903) 502541.

Changes in a holder's address should also be notified to the Registrars.

The Bank of New York is the Authorized Depositary Bank for the Telewest ADR programme and all enquiries regarding ADR holder accounts and payment of dividends should be directed to: The Bank of New York, ADR Department, 101 Barclay Street, New York NY 10286, Tel: (001) 800 524 4458.

In accordance with US securities laws, each year the Company prepares an Annual Report on Form 10-K. A copy of the Form 10-K for the fiscal year ended 1997 is available without charge upon written request made to the Company Secretary at the address below.

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

CREST - SHARE SETTLEMENT SYSTEM
The Company belongs to CREST, the settlement system for shares and other securities. There are 426 CREST holders, holding 237,472,532 Telewest shares as at 18 March 1998.











                                       49