Form 20-F
period 2001-12-31
TELEWEST COMMUNICATIONS PLC /NEW/
filed 2002-07-01
CIK 949606

As filed with the Securities and Exchange Commission on July 1, 2002

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F
[ ]              REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2001

[ ]                 TRANSITION REPORT PURSUANT TO SECTION 13
                 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                         Commission File Number: 0-26840

                           Telewest Communications plc

             (Exact Name of Registrant as Specified in Its Charter)

                                England and Wales

                 (Jurisdiction of Incorporation or Organization)

  Genesis Business Park, Albert Drive, Woking, Surrey, GU21 5RW, United Kingdom

                    (Address of Principal Executive Offices)

              Securities registered or to be registered pursuant to
                            Section 12(b) of the Act:

                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                               Title of each class
                               -------------------
                        Ordinary Shares of 10 pence each
                  American Depositary Shares, each representing
                      10 Ordinary Shares of 10 pence each,
                    evidenced by American Depositary Receipts

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                      None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
                 2,873,219,121 Ordinary Shares of 10 pence each
     82,507,747 Limited Voting Convertible Ordinary Shares of 10 pence each

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [ ]
Indicate by check mark which financial statement item the registrant has elected to follow.
                             Item 17 [ ] Item 18 [X]

                                TABLE OF CONTENTS

         PART I
         ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS..................................1

         ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE................................................1

         ITEM 3.      KEY INFORMATION........................................................................1

         ITEM 4.      INFORMATION ON THE COMPANY............................................................18

         ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS..........................................47

         ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES............................................64

         ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.....................................74

         ITEM 8.      FINANCIAL INFORMATION.................................................................75

         ITEM 9.      THE OFFER AND LISTING.................................................................76

         ITEM 10.     ADDITIONAL INFORMATION................................................................78

         ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.............................91

         ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES................................93

         PART II

         ITEM 13.     DEFAULTS, DIVIDEND AVERAGES AND DELINQUENCIES.........................................93

         ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS..........93

         ITEM 15.     [RESERVED]............................................................................93

         ITEM 16.     [RESERVED]............................................................................93

         PART III

         ITEM 17.     FINANCIAL STATEMENTS..................................................................93

         ITEM 18.     FINANCIAL STATEMENTS..................................................................94

         ITEM 19.     EXHIBITS..............................................................................94

                                     PART 1

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

                      BASIS OF PRESENTATION OF INFORMATION

The Telewest Group

     References in this Annual Report to "Telewest" and the "Company" are to Telewest Communications plc.

     On November 1, 2000, Telewest acquired Eurobell (Holdings) PLC ("Eurobell") from Deutsche Telekom AG (the "Eurobell Acquisition"). As a result, Eurobell became a subsidiary of Telewest from that date.

      On April 18, 2000, Telewest declared its offer for the issued and to be issued share capital of Flextech plc ("Flextech") unconditional in all respects (the "Flextech Merger"). Flextech is a supplier of entertainment, information and interactive content and services to the United Kingdom ("UK") pay-television and online markets. As a result of this merger, Flextech became a subsidiary of Telewest with effect from April 19, 2000.

     On November 23, 1999, Telewest acquired the remaining 50% of Cable London plc ("Cable London") that it did not already own (the "Cable London Acquisition"). As a result, Cable London became a subsidiary of Telewest from that date.

     On September 1, 1998, Telewest completed its merger with General Cable PLC ("General Cable"), then the fifth largest cable company in the UK based on the number of franchise homes (the "General Cable Merger"). As a result of this merger, General Cable became a subsidiary of Telewest.

     At the time of the General Cable Merger, General Cable owned, among other things, a 44.95% interest in Birmingham Cable Corporation Limited ("Birmingham Cable"), the owner of one cable franchise in the UK. The remaining interests in Birmingham Cable were then owned 27.47% by Telewest (through a subsidiary), 27.47% by Comcast UK Cable Partners Limited ("Comcast UK") and 0.11% by several individual shareholders. During October and November 1998, Telewest acquired the interests owned by Comcast UK and the individual shareholders (together, the "Birmingham Acquisitions") and now owns 100% of Birmingham Cable.

     References in this Annual Report to the "Telewest Group," the "Group," the "Combined Group," "we," "us" and "our" are to Telewest and its consolidated subsidiaries and references to the Telewest Group as of a specified date or for a specified period give effect to the acquisitions of Flextech, General Cable and Eurobell, and the outstanding interests in Birmingham Cable and Cable London from the date of each respective acquisition.

Financial Information

     We prepare financial statements on the basis of generally accepted accounting principles in the United States ("US GAAP") and on the basis of generally accepted accounting principles in the UK ("UK GAAP"), in each case, on the basis of a fiscal year beginning on January 1 and ending on December 31. The financial statements and information with respect to the Telewest Group included in this Annual Report have been prepared in accordance with US GAAP.

     The economic environment in which we operate is the UK and hence our reporting currency is pounds sterling. On June 26, 2002 the Noon Buying Rate of the Federal Reserve Bank of New York was (pound)1 =$1.52.

Sources of Information

     All information in this Annual Report with respect to the number of homes and businesses in a Telewest franchise area is based, in the case of homes, on the most recently published UK census data (1991), as updated by our management and, in the case of businesses, the estimates of our management. All information with respect to the number of homes "passed" or "passed and marketed" is based on physical counts made by Telewest during the network construction or marketing phases (or, in the case of homes acquired after network construction or marketing was completed by another operator, based on the records of such operator). All information with respect to the number of homes in the General Cable, Birmingham Cable, Cable London and Eurobell franchises prior to the General Cable Merger, the Birmingham Acquisitions, the Cable London Acquisition and the Eurobell Acquisition is based on the most recently published UK census data (1991), as updated by the managements of such franchises and all other information concerning General Cable, Birmingham Cable, Cable London and Eurobell prior to the General Cable Merger, the Birmingham Acquisitions, the Cable London Acquisition and the Eurobell Acquisition has been provided by (or derived from data provided by) General Cable, Birmingham Cable, Cable London and Eurobell, as the case may be. All information in this Annual Report with respect to the number of homes in the UK in areas for which cable franchises have been awarded is based on the most recently published UK census data (1991) and Independent Television Commission data relating to the UK cable industry. All information in this Annual Report with respect to Flextech's share of basic television viewing is based on data measured by Broadcasters' Audience Research Board Limited. All other statistics in this Annual Report relating to our Content Division are based on information compiled by independent agencies, as updated by our management.

Industry Terms

     References in this Annual Report to homes "passed" are to homes in respect of which we have completed network construction.

Forward-looking Statements

     This Annual Report contains statements that are, or may be deemed to be, forward-looking statements within the meaning of US securities laws. These forward-looking statements relate to, among other things, our anticipated cost savings, revenue growth, operating efficiencies, future liquidity, introduction of services and our plans and objectives. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future.

      There are a number of important factors that could cause our actual results and future development to differ materially from those expressed or implied by those forward-looking statements, including, but not limited to:

      o our ability to raise additional financing, our ability to refinance our indebtedness and our ability to continue to service our outstanding indebtedness;

      o our ability to access liquidity under our bank facility, which will require our compliance with certain covenants that require continued growth in our business;

      o the extent to which consumer demand for voice, video, data and internet services increases;

      o the extent to which Small-to-Medium-sized Enterprises ("SMEs") accept cable telephony services as an alternative to those of competing service providers such as British Telecommunications plc ("BT");

      o the extent to which we are able to adapt to, and compete with, new and emerging technologies including Asynchronous Digital Subscriber Line ("ADSL") technology;

      o the extent to which consumer preference develops for cable television over other methods of providing in-home entertainment;

      o the extent to which consumer preference develops for purchasing goods and services on the internet and/or using interactive television over other methods of purchasing such goods and services;

      o the extent to which consumers accept cable telephony as a viable alternative to telephony services provided by BT;

      o the extent to which we are successfully able to compete with mobile network operators;

      o the extent to which regulatory and competitive pressures in the UK telephony market continue to reduce prices;

      o our ability to develop and introduce attractive interactive and high-speed data services in a rapidly changing and highly competitive business environment;

      o our ability to penetrate markets and respond to changes or increases in competition;

      o     our ability to compete with other internet service providers
            ("ISPs");

      o our ability to compete against digital television service providers, including British Sky Broadcasting Group plc ("BSkyB") and any successor to ITV Digital (formerly ONdigital, a joint venture between Carlton Communications plc and Granada Group plc) by increasing our digital services customer base, and the impact of our aggressive digital services marketing campaign on our results of operations and liquidity;

      o our ability to have an impact on, or respond to, new or changed government regulation;

      o     our ability to manage growth and expansion;

      o our ability to improve operating efficiencies, including through cost reductions;

      o our ability to maintain and upgrade our network in a cost-efficient and timely manner;

      o adverse changes in the price or availability of telephony interconnection or cable television programming;

      o     disruptions in supply of programming, services and equipment; and

      o the extent to which consumer preference develops for, or shifts away from, content developed and distributed by Flextech (our Content Division).

A.       SELECTED FINANCIAL DATA

     The following selected consolidated financial data for the Telewest Group as of December 31, 2000 and 2001 and for the three years ended December 31, 2001 have been derived from the audited consolidated financial statements of the Telewest Group included elsewhere in this Annual Report and has been prepared in accordance with US GAAP. The selected consolidated financial data as of December 31, 1997, 1998 and 1999 and for the two years ended December 31, 1998 have been derived from our audited consolidated financial statements as of such dates for each of those respective years.

     You should read our selected financial data in conjunction with the information contained in "Item 5-- Operating and Financial Review and Prospects" and the consolidated financial statements of the Telewest Group and the related notes thereto included elsewhere in this Annual Report.

                                                     -------------------------------------------------------------------
                                                                          Year Ended December 31,
                                                     -------------------------------------------------------------------
                                                              1997       1998(1)      1999(2)      2000(3)         2001
                                                     -------------------------------------------------------------------
Statement of Operations Data:                                       (in millions, except per share data)
Revenue
    Cable television                               (pound)     160(pound)    202(pound)   258(pound)   279(pound)   329
    Consumer telephony                                         167           233          334          445          488
    Internet and Other (4)                                      16            20           17           16           40
                                                     -------------------------------------------------------------------
    Total Consumer Division                                    343           455          609          740          857
    Business Services Division                                  44            84          177          248          268
                                                     -------------------------------------------------------------------
    Total Cable Division                                       387           539          786          988        1,125
    Content Division                                             -             -            -           81          129
                                                     -------------------------------------------------------------------
    Total Revenue                                  (pound)     387(pound)    539(pound)   786(pound) 1,069(pound) 1,254
Operating Costs and Expenses
    Consumer programming expenses                             (93)         (103)        (132)        (132)        (142)
    Business and consumer telephony expenses                  (50)          (82)        (158)        (235)        (235)
    Content expenses                                             0             0            0         (46)         (83)
    Depreciation                                             (177)         (224)        (305)        (423)        (469)
                                                     -------------------------------------------------------------------
    Cost of sales                                            (320)         (409)        (595)        (836)        (929)
    Selling, general and administrative expenses             (194)         (208)        (307)        (445)        (497)
    Amortization of goodwill                                  (27)          (36)         (62)        (147)        (183)
    Impairment of goodwill (5)                                   0             0            0            0        (766)
                                                     -------------------------------------------------------------------
                                                   (pound)   (541)(pound)  (653)(pound) (964)(pound)(1,428)(pound)(2,375)
Operating Loss                                     (pound)   (154)(pound)  (114)(pound) (178)(pound) (359)(pound)(1,121)
Other income/(expense)
    Interest income                                              8            15            7           15           15
    Interest expense (including amortization of
        debt discount)                                       (142)         (206)        (293)        (385)        (472)
    Foreign exchange losses, net                              (23)          (12)         (49)         (15)            -
    Share of net losses of affiliates and impairment (5)      (22)          (19)          (6)         (15)        (216)
    Minority interest in (profits)/losses of consolidated
        subsidiaries, net                                        -             1          (1)           1            1
    Other, net                                                   1             2          (1)          (3)          (3)
    Tax benefit                                                  -             -            -           6           70
                                                     -------------------------------------------------------------------
Net loss before extraordinary item                 (pound)   (332)(pound)  (333)(pound) (521)(pound) (755)(pound)(1,726)
Extraordinary loss on extinguishment of debt                     -             -         (20)            -         (15)
                                                     -------------------------------------------------------------------
Net loss after extraordinary item                  (pound)   (332)(pound)  (333)(pound) (541)(pound) (755)(pound)(1,741)
                                                     ===================================================================

Basic and diluted loss per ordinary share
    Before extraordinary loss                                (32p)         (23p)        (24p)        (28p)        (59p)
    After extraordinary loss                                 (32p)         (23p)        (25p)        (28p)        (60p)
Weighted average number of ordinary shares outstanding         928         1,422        2,197        2,705        2,880

Other Financial Data:
Cash provided by/(used in) operating activities    (pound)       3(pound)      9(pound)    34         (15)(pound)    1
Cash used in investing activities                            (439)         (634)        (859)        (545)        (549)
Cash provided by financing activities                          386           636          849          555          502
EBITDA (6)
    Before non-cash share-based compensation cost               50           146          215          216          298
    After non-cash share-based compensation cost                50           146          189          211          297
Capital expenditure (7)                                        429           251          463          525          546
Ratio of earnings to fixed charges (8)                           -             -            -            -            -


Balance Sheet Data (at period end)
Property and equipment, net                        (pound)   1,706(pound)  2,457(pound) 2,818(pound) 3,289(pound) 3,473
Total assets                                                 2,413         3,978        4,568        7,324        6,332
Investments                                                     60            27            4          784          547
Total debt and capital leases                                1,449         2,626        3,268        4,499        5,135
Shareholders' equity                                           739         1,041          953        2,145          451

----------
(1) Includes results of operations of General Cable and Birmingham Cable from September 1, 1998 (the date we acquired General Cable and its interest in Birmingham Cable).

(2) Includes results of operations of Cable London from November 23, 1999 (the date we acquired the 50% of Cable London we did not already own).

(3) Includes results of operations of Flextech from April 19, 2000 (the date we acquired Flextech) and the results of Eurobell from November 1, 2000 (the date we acquired Eurobell).

(4) Other consists primarily of the sale of cable publications (and, prior to 1999, management services provided to other cable operators).

(5) In the fourth quarter of 2001, we recorded a goodwill impairment charge of (pound)766 million and wrote down the value of our investments in affiliates by (pound)202 million.

(6) Our calculation of EBITDA (Earnings Before Interest, Taxation, Depreciation and Amortization) represents operating loss plus depreciation, amortization and, in 2001, impairment of goodwill. We publish EBITDA in addition to the statutory financial information because we consider that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the cable television and telecommunications industries. Our calculation of EBITDA may not be comparable to EBITDA calculated by other companies and therefore should not be used on its own as a basis for comparison with other companies. Furthermore, we believe that the increase in EBITDA over the periods covered indicate that our operating performance is improving. We have consistently applied EBITDA in our financial statements since incorporation. We use EBITDA as a measure of our operating performance before recognition of the impact of non-cash capital related costs (such as depreciation of our networks). For similar reasons, we also report EBITDA on a regular basis to our banks who specifically require us to report it in connection with of our covenant tests. EBITDA, however, should not be considered as an alternative to operating or net income as an indicator of the performance of our business or as an alternative to cash flows from operating activities as a measure of liquidity, in each case, determined in accordance with GAAP. EBITDA is shown before and after non-cash share-based compensation cost because this charge fluctuates depending on the movement of our share price.

(7) Represents cash paid for property and equipment, net of cash received upon dispositions of property and equipment of (pound)6 million, (pound)6 million, (pound)5 million, (pound)2 million and (pound)2 million, respectively, for the years presented.

(8) For the purpose of these computations, earnings consist of net loss plus taxes and fixed charges. Fixed charges consist of interest on indebtedness (including amortization of debt issuance costs) plus that portion of lease rental expense representative of the interest factor (deemed to be one-third of lease rental expense). The deficiency of earnings to fixed charges for the years ended December 31, 1997, 1998, 1999, 2000 and 2001 was (pound)310 million,
(pound)314 million, (pound)535 million, (pound)746 million and (pound)1,595 million, respectively.

B.       EXCHANGE RATE INFORMATION

     The following table sets forth, for information purposes only, for the periods ended and dates indicated, certain information concerning the exchange rate for pounds sterling based on the noon buying rate of the Federal Reserve Bank of New York (the "Noon Buying Rate"). No representation is made that pound sterling amounts have been, could have been or could be converted into, US dollars at the Noon Buying Rate or at any other rate.

                 Year Ended December 31,          Period End (1)  Average Rate (2)     High          Low
         ---------------------------------------- --------------  ----------------     ----          ---
         1997 ...................................     1.64             1.64           1.71          1.58
         1998 ...................................     1.66             1.66           1.72          1.62
         1999 ...................................     1.61             1.61           1.67          1.55
         2000 ...................................     1.50             1.51           1.65          1.40
         2001 ...................................     1.45             1.44           1.50          1.37
         2002 (through June 26, 2002)............     1.52             1.45           1.53          1.41

         ------------------
          (1) Represents the Noon Buying Rate on the last business day of the applicable period.

          (2) The average of the Noon Buying Rates on the last business day of each month during the relevant period.

The following table sets forth the high and low exchange rates during the previous six months.

                       Month Ended                    High             Low
         -----------------------------------------  -------           -----
         December 2001...........................     1.46             1.42
         January 2002............................     1.45             1.41
         February 2002...........................     1.43             1.41
         March 2002..............................     1.43             1.41
         April 2002 .............................     1.46             1.43
         May 2002................................     1.47             1.45
         June 2002 (through June 26, 2002)......      1.52             1.46

     The Noon Buying Rate on June 26, 2002 was (pound)1.00 = $1.52.

C.       CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

D.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

E.       RISK FACTORS

     Investments in our securities involve risks. Investors should carefully consider the following discussion of risks and the other information in this Annual Report.

     History of Losses and Substantial Leverage -- We have not historically been able to fund our operations through operating cash flow and have therefore incurred substantial indebtedness.

     We have incurred substantial operating and net losses since our inception. We expect to continue to incur net losses for the foreseeable future, and we cannot assure you that our operations will become profitable. In addition, we have been, and expect to continue to be, required to fund a considerable portion of our operating expenses and capital expenditure from borrowings rather than from operating cash flow. Consequently we have, and for the considerable future expect to have, a significant amount of indebtedness.

     We have significant restrictions under our existing debt instruments and bank facilities, which may restrict our ability to incur additional indebtedness in the future. Subject to these existing restrictions, however, we may incur additional indebtedness.

     The level of our indebtedness could have important consequences. For example, it could:

     o limit our cash flow available for general corporate purposes, including acquisitions, due to debt service requirements;

     o limit our ability to obtain financing for working capital, capital expenditure or business opportunities;

     o limit our flexibility in reacting to competitive, technological and other changes in industry and economic conditions generally;

     o expose us to risks inherent in interest rate and currency exchange fluctuations; and

     o    require us to seek additional equity funding from our shareholders.

     In addition, our ability to take certain corporate actions is restricted by covenants contained in instruments that govern our outstanding indebtedness, including covenants that:

     o    restrict, condition or prohibit us from:

          (1)  incurring additional indebtedness;

          (2)  creating liens on our assets;

          (3)  making certain asset dispositions;

          (4)  conducting certain other business; and

          (5) entering into transactions with affiliated and related persons other than on arm's-length terms, and

     o limit the ability of our subsidiaries to make distributions (including the payment of dividends) to Telewest.

     Substantial leverage and restrictions imposed by our outstanding indebtedness could have a material adverse effect on our ability to:

     o    meet our debt service obligations;

     o    finance our future operations or capital needs; or

     o    engage in other business activities.

     Any failure to make payments required under our financing agreements, or to comply with any of the obligations or prohibitions contained therein, may enable the lenders to accelerate our payment obligations and enforce their security rights over our assets. It is unlikely that we would have sufficient funds or other resources to satisfy all such obligations.

     Ability to Service Debt -- To service our debt, we will require a significant amount of cash. Our ability to generate cash depends on many factors, some of which are beyond our control.

     Our ability to make scheduled payments on, and to refinance and to satisfy our other obligations under, our indebtedness will depend upon our future operating performance and the prevailing state of the capital markets. General economic, financial, competitive, legislative, regulatory, operational and other factors beyond our control will affect our future operating performance. See "Item 5.B--Operating and Financial Review and Prospects--Liquidity and Capital Resources."

     If we were unable to meet our debt service obligations, we could attempt to restructure or refinance our existing indebtedness or to seek additional funding. We cannot assure you, however, that we would be able to do so on satisfactory terms, if at all. The downgrading of our credit ratings in March and April 2002 may mean that we are not able to access these sources. A restructuring of our debt could take the form of a debt-for-equity swap, which may result in severe dilution for existing shareholders at the time of the swap.

     Limitation on Access to Cash Flow of Subsidiaries; Holding Company Structure -- We have no operations and are dependent on our subsidiaries for dividends and distributions; however, the borrowing agreements of those subsidiaries restrict dividends and distributions to us.

     We are a holding company with limited assets. We depend on dividends and other distributions from our operating subsidiaries, who are restricted in their ability to pay dividends and distributions to us, to make payments on our outstanding high yield and convertible debt securities. Any default by us on these payments would automatically cause a default under the bank financing arrangements of the Telewest Communication Networks' borrowing group (the "TCN Group").

     Ratings -- The downgrading of our corporate credit ratings and the ratings of our outstanding debt is likely to increase our cost of borrowing and may mean that we are not able to make future borrowings.

     In March 2001, following the announced completion of our new senior secured facility (the "Senior Secured Facility"), Moody's Investors Service, Inc. ("Moody's") lowered the debt rating of our securities one notch to "B2" and assigned a "Ba2" rating to the Senior Secured Facility. In March 2002, citing its concern about our ability to grow into our highly leveraged capital structure and our significantly weakened access to capital over the past year, Moody's further downgraded our debt ratings and the debt ratings of two of our subsidiaries, Telewest Finance (Jersey) Limited and Telewest Communications Networks Limited. This included downgrading both our senior unsecured bond rating and the senior unsecured bond rating of Telewest Finance (Jersey) Limited to "Caa3". Moody's downgraded the rating of the Senior Secured Facility to "B2" and stated that the outlook on our debt securities is negative. In addition, Moody's downgraded our senior implied rating to "Caa1" and our senior unsecured issuer rating to "Caa3".

     In April 2001, Standard & Poor's Corporation ("S&P") lowered the debt rating of our securities one notch to "B," left our "BB-" corporate credit rating unchanged and assigned a "BB" rating to the Senior Secured Facility. In March 2002, S&P placed all of our ratings on CreditWatch with negative implications. In April 2002, S&P further downgraded our long-term corporate credit ratings to "CCC+" and lowered our senior unsecured debt ratings to "CCC-". It is likely that the downgrading of these ratings will increase our cost of borrowing and may mean that we are not able to make future borrowings.

     We are currently seeking to borrow (pound)105 million that is available to us as part of an institutional tranche pursuant to the terms of our Senior Secured Facility and (pound)239 million available to us as part of negotiated vendor financings.

     Ratings - We may not be able to repay indebtedness upon a rating decline and change of control.

      Except in respect of the Accreting Convertible Notes due 2003 issued to Deutsche Telekom as consideration for the Eurobell Acquisition (the "Eurobell Notes"), a downgrading which occurs within six months of the announcement or completion of certain change of control events with respect to us would require us to make an offer to purchase our outstanding debt securities. These debt securities provide that a change of control will occur if any person or group, other than certain "permitted holders," becomes the beneficial owner of more than 50% of our voting shares. Future transfers by, or transactions involving, our principal shareholders could result in a change of control in certain circumstances. In particular, if any of those shareholders increased their holding of ordinary shares or entered into voting arrangements with other shareholders, depending on the structure of the transaction, that transaction could constitute a change of control under the indentures governing our existing debt securities. See "-Influence of, and Changes in, Principal Shareholders." If a change of control and ratings downgrade occur within the specified time, we will be required to make an offer to the holders of affected debt securities to repurchase those securities at 100% or 101% of their principal amount or accreted value, as applicable. In respect of the Eurobell Notes, a change of control by itself would trigger our obligation to repurchase the Eurobell Notes from the holder at 100% of their accreted value. The terms of the Eurobell Notes make an exception for certain "permitted holders," including Liberty Media Corporation ("Liberty Media") and Microsoft Corporation ("Microsoft").

     As discussed in "--Limitation on Access to Cash Flow of Subsidiaries; Holding Company Structure" above, we are a holding company, and we will be dependent upon access to the earnings, if any, or assets of our subsidiaries to fund the repurchase of our debt securities upon the occurrence of a change of control and, where applicable, a ratings decline. We cannot assure you that our subsidiaries will have the resources available for distribution to us, or that they will be permitted to make any such distribution, to fund any repurchase of our outstanding debt securities. A failure to repurchase debt securities tendered in a change of control offer would constitute an event of default under the indenture governing those debt securities.

     Bank Facilities -- Amendments to or refinancing of the TCN Group bank facilities.

      On March 16, 2001, we signed our new (pound)2.25 billion Senior Secured Facility, (pound)2 billion of which was made available by a syndicate of 26 banks (the "Senior Secured Facility Banks"). There was also the ability under the terms of the loan agreement to raise a further (pound)250 million from institutional investors pursuant to which we have raised an aggregate of (pound)145 million to date. The loan agreement also permits us to raise up to (pound)500 million of vendor financing of which (pound)261 million was incurred as of December 31, 2001. The first draw down under the Senior Secured Facility was used to repay the old TCN facility and the Flextech facility. We are currently seeking to borrow (pound)105 million that is available to us as part of the institutional tranche pursuant to the terms of our Senior Secured Facility and (pound)239 million available to us as part of negotiated vendor financings. However, the recent downgrading of our corporate credit ratings and the ratings of our outstanding debt may mean that we are not able to access these additional funds.

     Our ability to continue to fund our expenditures by borrowing under our Senior Secured Facility depends upon us meeting anticipated operational targets. We believe that the TCN Group's actual net funding requirements and net operating cash flows will not differ significantly from those currently anticipated, although differences may result from higher than anticipated costs and capital expenditures and/or lower than anticipated revenues. Our actual costs, capital expenditures and revenues will depend on many factors, including consumer demand for voice, video, data and internet services; the impact on our business of new and emerging technologies, such as ADSL, the extent to which consumer preference develops for cable television over other methods of providing in-home entertainment, the development of the interactive e-commerce market, consumer acceptance of cable telephony as a viable alternative to BT's telephony services, and continued downward pressure on telephony margins and the other matters discussed in these "Risk Factors." To the extent that differences arise, such differences could require us to request waivers from the Senior Secured Facility Banks to prevent breaching certain covenants in the Senior Secured Facility and/or to obtain additional financing. Such waivers and/or new financing and/or amendments or refinancings may not be available on acceptable terms, if at all. Our inability to obtain the requisite waivers and/or to obtain additional financing and/or to amend or refinance our bank facilities may result in a default under our Senior Secured Facility and could result in a default under the indentures that govern our high yield and convertible debt securities.

      Significant Competition -- Our broadband products and services are offered in highly competitive markets and compete with those of a wide range of companies that use a variety of sophisticated and rapidly changing technologies. The level of competition is intense in all of the markets in which we compete and our failure to compete effectively in the provision of these products and services will adversely affect our results of operations.

Cable Television

     We compete directly with terrestrial television (over-the-air broadcast television) services, direct-to-home digital satellite services (e.g., BSkyB) and digital terrestrial service providers (e.g., ITV Digital, currently in administration). Our programming, particularly our pay-per-view programming, also competes with other forms of entertainment, including home video rentals and films.

     Our ability to compete in the pay-television market is dependent in certain areas on the purchase of premium channels from BSkyB on a wholesale basis. In January 2000, the UK Office of Fair Trading launched a competition review of BSkyB's pay-television activities, including its supply of premium channels on a wholesale basis to us. On December 17, 2001, the Office of Fair Trading announced that it was proposing to make a decision that BSkyB behaved anti-competitively by abusing its dominant position in the wholesale market for the provision of pay premium sports and film channels. Specifically, the Office of Fair Trading announced its proposed decision that certain conduct of BSkyB infringes Chapter II of the Competition Act 1998, in particular:

     o BSkyB's margin between the wholesale price it charges distributors and the retail price paid by its own subscribers may not be wide enough to allow a normal profit to be made by a third-party distributor of its premium channels (e.g., Telewest), even if it is as efficient as BSkyB in distribution;

     o the discounts BSkyB gives distributors when they take packages of premium channels may be set at a level that prevents rival premium channel providers from entering the market; and

     o the discounts that BSkyB offers to distributors on one version of its rate card for its premium sports and film channels (i.e., the "Pay-to-Basic" version) may prevent rival premium channel providers from entering the market and may distort distributors' marketing decisions.

     The Office of Fair Trading has stated that it does not anticipate being in a position to make a final decision before the summer of 2002. In addition, BSkyB could appeal against any unfavorable decision from the Office of Fair Trading to the Competition Appeals Tribunal, and it could take up to six months for the Competition Appeals Tribunal to complete its review and render a decision. It is possible that the Office of Fair Trading will require BSkyB to pay a fine and/or require BSkyB to alter its pricing policies in a manner that may benefit us as a purchaser of its premium programming. Until such time as a final decision is rendered, however, we will not be able to assess the likely future level of wholesale rates in respect of BSkyB's premium channels.

      On March 28, 2002, Pace Micro Technology ("Pace") announced its launch of a set-top box that plugs into an analogue television and provides access to free-to-view digital channels. These channels include BBC Four, CBeebies and ITV2 as well as digital versions of the five terrestrial channels. Pace has announced that these digital set-top boxes will retail for (pound)129.99. We cannot predict the success of digital free-to-view services, particularly given that ITV Digital is in administration and the possible migration of its digital terrestrial subscribers to other pay-television or to free-to-air services. See "Item 4.B--Information on the Company -- Description of Business -- Competition -- Digital Television Services." If these services are successful, our revenues in the digital pay-television market could be affected.

      In addition, the UK government has indicated its commitment to providing a wide range of free-to-view programming and has given permission to the BBC to produce additional free-to-view channels. Some of these programs will be available on our digital platform. We currently cannot assess the impact of these new free-to-view channels on our digital pay-television market. If the market develops for free-to-view digital channels, our business, operating results and financial condition could be materially adversely affected.

     For further discussion of the factors contributing to competition in the cable television market, see "Item 4.B--Information on the Company -- Description of Business -- Competition -- Cable Television."

Cable Telephony

     There is considerable competition in both the residential and business telephony markets. BT, our principal competitor in the residential telephony market, has an established market presence, a fully built network and resources substantially greater than our own. As BT provides approximately 81% of all UK residential telephony lines, our ability to convince BT consumers to switch to our services will largely determine our success in the residential telephony market. We are also increasingly subject to competition from mobile network operators as customers choose to use their mobile phones as a substitute for their fixed-line telephones. This, along with BT's aggressive marketing campaigns and price cutting to retain and win back customers, has intensified competition in this market.

     In addition, we incur a significant amount of costs relating to the interconnection/call termination rates charged by UK mobile phone networks. Following a consultation in September 2001, the UK Office of Telecommunications announced that it intended to impose a price cap of the retail price index ("RPI") less 12% on the interconnection/call termination rates of the UK mobile networks. This decision was rejected by all four mobile operators and referred to the Competition Commission in January 2002. The Competition Commission is expected to conclude this case in July 2002. Until such time as a final decision is rendered, we will not be able to assess our likely future level of costs relating to the interconnection/call termination rates charged by UK mobile phone networks.

     For further discussion of the factors contributing to increased competition in the residential and business telephony markets, see "Item 4.B--Information on the Company--Description of Business--Competition--Cable Telephony."

Internet Services

      SurfUnlimited, our unmetered, dial-up internet access service, and blueyonder broadband, our high-speed internet service, compete in a rapidly evolving marketplace and with products and services provided by companies in the telecommunications, information, media, entertainment and advertising fields. In particular, SurfUnlimited, which charges a flat rate of (pound)12.00 per month for unmetered usage, competes with other dial-up internet access services, including some that may decide to offer completely free, unmetered internet access, and blueyonder broadband (as discussed below) competes with ADSL services provided by BT and other providers who have purchased access to BT's network. Reduction or elimination of our monthly (pound)12.00 fee could adversely affect our revenues.

      On February 26, 2002, BT announced reductions in the wholesale price of its broadband (ADSL) line rental and its intention to embark on joint marketing projects with its wholesale ADSL customers. On February 27, 2002, BTopenworld Broadband, BT's broadband ISP, announced that it would reduce the price it charged for broadband services to (pound)29.99 per month. In April 2002, BT announced the launch of new retail broadband products that will compete with our blueyonder broadband product. BT Broadband provides customers with high-speed, direct internet access for (pound)27.00 per month. BT Broadband will not provide value-added services such as e-mail, free personal web space and content as part of this "no frills" service, but instead will allow its customers to choose the portfolio of services and content they want. BT Broadband is facilitated by a "plug and play" set-up that customers can install themselves. According to BT, as of March 31, 2002, it had 170,000 subscribers to its Broadband service. BT will make this service widely available in the autumn of 2002. In June 2002, we launched our new 1024 kb (i.e., 1 Mb) blueyonder residential internet service to all of our customers across the UK. This service is available for (pound)35.00 per month, when taken with other Telewest Broadband services, or (pound)39.99 on its own. This is a (pound)10.00 premium on our standard (i.e., 512 kb) blueyonder broadband access. Our 1 Mb blueyonder residential internet service currently operates at speeds faster than BT's broadband service and the services of ADSL providers using BT's network. If our blueyonder broadband product does not develop and sustain market acceptance, our business, operating results and financial condition could be materially adversely affected.

     In addition, the internet in general, and high-speed internet in particular, is a relatively new and developing platform for the delivery of products and services. Our future success will depend on our ability to retain and attract customers and to increase revenues from our internet-based products and services. In particular, our future success will depend on:

     o increased consumer awareness of, and demand for, internet products and services;

     o our ability to improve marketing and customer service to attract new customers and retain existing customers; and

     o our ability to develop, introduce and service new internet-based products and services.

     For a further discussion of competition in the internet market, see "Item 4.B--Information on the Company -- Description of Business -- Competition -- Internet Services."

Content

     Flextech (our Content Division) produces and distributes traditional television programming as well as interactive/broadband services. It depends on subscription and advertising revenues from traditional television programming and transaction revenues from interactive and broadband services.

     Flextech's television programming competes with other programmers and may lose audience share, as a result of which our contracts with television distributors (which currently cover all UK digital and analogue platforms) may not be renewed or may be renewed on less favorable subscription terms, and may lose advertising revenues. In addition, economic and market factors may adversely influence subscription and advertising revenues separate from individual channel performance.

     The markets for our interactive/broadband products have only recently begun to develop, are rapidly evolving and are increasingly competitive. Demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. If the market develops more slowly than expected or becomes saturated with competitors, or if our products do not develop and sustain market acceptance, our business, operating results and financial condition could be materially adversely affected.

     For further discussion of the factors contributing to competition in the content market, see "Item 4.B--Information on the Company -- Description of Business -- Competition -- Content."

     As a result of the termination of our channels on the ITV Digital platform on April 30, 2002, UKTV (our 50:50 joint venture with BBC Worldwide) will experience a material impact on its subscriber and advertising revenues. Although we are losing programming revenues that we otherwise received from ITV Digital, we believe that a majority of ITV Digital's former subscribers will over time migrate to platforms (including our own) from which we will receive subscriber and/or advertising revenues. Although failure to recoup revenues from these subscribers would negatively impact our business performance, such failure would not be critical.

Other Broadband Services

     A condition has been added to BT's license which requires it to make its local access loops available as leased circuits to other public telecommunications operators on a wholesale basis, subject to any price regulation by the Office of Telecommunications. Operators are therefore able to upgrade BT's local access loops to provide higher bandwidth capacity by using ADSL technology at BT's local exchanges and at the customers' premises. In addition, BT has launched both retail and wholesale ADSL services. BT's ADSL service, "BTopenworld," was launched in August 2000. BT is also now supplying other operators high bandwidth capacity on a wholesale basis. The total number of BT's wholesale subscribers, including BTopenworld, was approximately 250,000 as of May 31, 2002. The availability of ADSL and other local loop broadband technologies will increase the availability of services that compete with our analogue and digital television services, our internet services and our interactive services.

     Ability to Increase Prices - If we are unable to increase our prices, we may not meet our business plan targets. Any increase in our prices may increase our customer churn.

     Our business plan currently contemplates maximizing revenue from our existing customers through incremental increases in the prices of various products. If our competitors do not raise their prices to the same levels or if they engage in price cutting campaigns, we may not be able to increase prices without losing customers. Even if our competitors also raise their prices, we may still experience increased customer churn because any incremental increase could price certain customers out of the market and/or negatively impact our customer relations. The failure to increase prices and to meet our business plan targets could have a material adverse effect on our business, results of operations and financial condition.


     Influence of, and Changes in, Principal Shareholders -- The operation of our business is influenced and restricted by arrangements between certain large shareholders. We cannot control the arrangements between our principal shareholders or the nature of their holdings in our share capital.

     Historically, our principal shareholders have been Liberty Media and MediaOne Group Inc. (a wholly owned subsidiary of AT&T) ("MediaOne"). On June 15, 2000, AT&T acquired MediaOne through a merger of MediaOne with and into a subsidiary of AT&T. On July 7, 2000, following clearance by the European Commission, MediaOne consummated an agreement with certain subsidiaries of Microsoft whereby those subsidiaries purchased 21.7% of our outstanding share capital from MediaOne. On May 3, 2001, we were notified by Liberty Media of an increase in its shareholding in us as a result of the purchase of a further 20 million of our shares. As a result, Liberty Media, Microsoft and MediaOne now own 25.2%, 23.6% and 1.3%, respectively, of our share capital. Liberty Media was a wholly owned subsidiary of AT&T until August 2001, when it was split off from AT&T as an independent, publicly traded company. On May 14, 2002, Microsoft informed us that it was withdrawing its three non-executive directors from our Board of Directors. See "Item 4 -- Information on the Company -- Description of Business -- Recent Developments."

     As a result of the ownership and voting arrangements set out in the Relationship Agreement to which they are parties, Liberty Media and Microsoft hold voting rights required to determine the outcome of any matter requiring shareholder approval.

     On June 12, 2002, Liberty Media announced that it was in preliminary discussions with Microsoft concerning the acquisition of substantially all of Microsoft's economic interest, but not voting interest, in our shares. We cannot predict the outcome of these discussions or that they will continue.

     For a discussion of how changes in our principal shareholders could constitute a change of control under the indentures governing our debt securities, see "Ratings -- We may not be able to repay indebtedness upon a rating decline and change of control" above.

     Limited Consumer Acceptance of Cable Television and Cable Telephony in the UK -- If we do not attract and retain cable television and cable telephony customers, we will be adversely affected.

     UK cable television and cable telephony operators have not yet achieved the penetration rate of US operators. Our future success will depend on our ability to retain and attract customers and to increase revenues. In particular, our future success will depend on:

     o increased consumer demand for voice, video, data and internet services;

     o our ability to improve marketing and customer service to attract new customers and retain existing customers; and

     o    our ability to develop, introduce and service new products.

     Dependence on Brands -- We must have strong "brand identities" for our products in order to attract and expand our user and advertiser bases.

     In November 2001, we rebranded our residential services as "Telewest Broadband" in order to underpin our delivery of broadband services across our UK operations. As our business evolves from traditional cable television and telephony to the provision of a range of broadband and interactive services over our own and third parties' distribution platforms, brands become more important to us. In particular, we believe that strong brand identities will be important to our efforts to expand our user and advertiser base. We also believe that the importance of brand recognition will increase as the number of competing content providers increases, especially in light of the relatively low barriers to entry in these markets. Promotion and enhancement of our brands will depend largely on our success in providing high-quality products and services. In order to attract and retain internet users and to promote and maintain our brands, we may find it necessary to increase expenditures devoted to creating and maintaining brand loyalty. Failure to adequately promote and maintain our brands could have a material adverse effect on our business, operating results and financial condition.

     Digital Television Services -- Timing, technological and regulatory risks relating to our introduction of digital television services could adversely affect us.

     In October 1999, we began rolling out "Active Digital," our digital television service, to our franchise areas. Active Digital comprises a wide array of television and radio channels, pay-per-view movies, interactive services and television e-mail. It has been rolled out in all franchise areas, excluding Eurobell areas and our Cabletime areas where we currently offer analogue services. As at March 31, 2002, we had an installed base of 792,563 Active Digital subscribers.

      BSkyB launched its digital satellite services in October 1998 and ITV Digital launched its digital terrestrial services in November 1998. As at March 31, 2002, BSkyB had attracted approximately 5.9 million subscribers, and as at December 31, 2001, ITV Digital had attracted over 1.2 million subscribers. Competition in this market is intense, in part due to the offer of free set-top boxes from BSkyB and ITV Digital and BSkyB's offer to bundle free internet access and discounted indirect telephony access with its digital television services. We expect that BSkyB may not continue to supply free set-top boxes in the future, and it is impossible to predict how this would impact competition in the market for digital television services.

      On March 27, 2002, ITV Digital was put into administration. On April 22, 2002, the administrators announced that they would be seeking a buyer for ITV Digital. On April 30, 2002, the administrators announced that they could not procure a buyer and would switch off ITV Digital's pay-television channels and liquidate its assets. Currently, the Independent Television Commission is reviewing bids to purchase the licenses previously held by ITV Digital. It is expected that the Independent Television Commission will announce the winning bidders on July 4, 2002. We cannot predict how this reduction in competition in the digital television services will affect our business, operating results and financial condition. Although we are losing programming revenues that we otherwise received from ITV Digital, we believe that a majority of ITV Digital's former subscribers will over time migrate to platforms (including our own) from which we will receive subscriber and/or advertising revenues. Although failure to recoup revenues from these subscribers would negatively impact our business performance, such failure would not be critical.

      On March 28, 2002, Pace announced its launch of a set-top box that plugs into an analogue television and provides access to free-to-view digital channels. These channels include BBC Four, CBeebies and ITV2 as well as digital versions of the five terrestrial channels. Pace has announced that these digital set-top boxes will retail for (pound)129.99. We cannot predict the success of digital free-to-view services, particularly given that ITV Digital is in administration and the possible migration of its digital terrestrial subscribers to other pay-television or to free-to-air services. See "Item 4.B -- Information on the Company -- Description of Business -- Competition -- Cable Television -- Digital Television Services." If these services are successful, our revenues in the digital pay-television market could be affected.

     In February 2001, partly as a response to the set-top box shortage we experienced in the third quarter of 2000, we entered into a contract with a second supplier of set-top boxes for our digital television services. Consequently, we currently believe that we will have an adequate supply of set-top boxes to meet demand for our digital television services.

      In addition, the UK government has indicated its commitment to providing a wide range of free-to-view programming and has given permission to the BBC to produce additional free-to-view channels. These programs will be available on our digital platform. We currently cannot assess the impact of these new free-to-view channels on our digital pay-television market. If the market develops for free-to-view digital channels, our business, operating results and financial condition could be materially adversely affected.

     Market for Digital Services -- If the market for digital services does not develop, our results of operations could be adversely affected. If it does develop, it is likely to be very competitive.

     Although we believe that digital broadcasting presents an opportunity for us to expand the audience for our content, we cannot predict the degree to which, or the speed with which, digital services will be taken up or used. Flextech began distributing its content and services over the digital satellite television platform in the UK in August 1998. In response to the perceived opportunities created by digital broadcasting, Flextech has procured, and continues to procure, broadcasting equipment and rights necessary for digital specific applications. If the market for digital services does not sufficiently develop, we might not recoup our investment in digital-specific equipment and rights, which could have a material adverse impact on our results of operations. If the market for digital services does develop, it is likely to do so in very competitive environment.

      Technology -- The telecommunications industry is subject to rapid technological changes and we cannot predict the effect of any changes on our businesses.

      The telecommunications industry is subject to rapid and significant changes in technology, and the effect of technological changes on our businesses cannot be predicted. Our core offerings may become outdated due to technological breakthroughs rendering our products out of date. For instance, BSkyB has launched Sky Plus, a personal video recorder product. We currently do not market a product that is comparable to Sky Plus. In addition, our business plan contemplates the introduction of services using new technologies. Our investments in those new services may prove premature and we may not realize anticipated returns on those new products. The cost of implementing emerging and future technologies could be significant, and our ability to fund such implementation may depend on our ability to obtain additional financing. We cannot be certain that we would be successful in obtaining any additional financing required.

     Maintenance and Upgrade of Networks -- If we do not maintain and upgrade our networks in a cost-effective and timely manner, our results of operations could be materially affected.

     Our future success depends in part on our ability to maintain and upgrade our networks in a cost-effective and timely manner. The maintenance and upgrade of our networks will depend on, among other things, our ability to:

     o    modify network infrastructure for new products and services;

     o    install and maintain cable and equipment; and

     o    finance maintenance and upgrades.

     Extensive Government and European Regulation -- Our services are offered in highly regulated markets. Changes in regulation affecting the conduct of our businesses could adversely affect our results of operations.

     Various entities in the UK regulate the licensing, construction, operation, sale and acquisition of cable television and cable telephony systems in the UK. These entities include:

     o the Department of Trade and Industry, which establishes and oversees telecommunications policy and is also responsible for the issuance of telecommunications licenses;

     o the Director General of Telecommunications, who monitors and enforces telecommunications regulations and licenses;

     o the Department of Culture, Media and Sport, which establishes and oversees broadcasting policy; and

     o the Independent Television Commission, which issues and monitors broadcasting licenses.

      In March 2002, the UK government adopted the Office of Communications Act 2002, which established the UK Office of Communications. The Office of Communications' initial function is to facilitate, in conjunction with the existing regulators, the implementation of proposals concerning the substantive reform of communications regulation in the UK. In May 2002, the UK government published a draft Communications Bill, which addresses the substantive reform of communications regulation and the way in which the UK will implement the new Directives. This draft Communications Bill will merge the regulatory functions of the Office of Telecommunications, the Independent Television Commission, the Broadcasting Standards Commission and two entities which regulate the UK radio industry into the Office of Communications. The draft Communications Bill will be subject to a consultation period of three months as well as pre-legislative scrutiny by a joint committee of both Houses of Parliament before it is considered by Parliament.

     In December 2001, the European Parliament and the European Council adopted four new Directives that will affect the UK telecommunications regulatory framework. Each of these Directives must be implemented by all Member States by 2003. We do not anticipate that any of these Directives will result in any form of additional regulatory burden for us, given our current position in the market. The majority of the obligations included in the Directives apply to operators with "significant market power" in a specific market. For the purposes of the new Directives, an operator will be deemed to have significant market power where either individually or jointly with others, it enjoys a position of significant economic strength affording it power to behave to an appreciable extent independently of competitors, customers and consumers. In order to promote and protect consumer interests and/or competition, however, national regulatory authorities have power to impose obligations to provide access on operators who do not have significant market power in objectively justifiable instances. This obligation has not been imposed in the UK in relation to us, but we cannot predict whether such an obligation will be imposed in the future. See "Item 4.B--Description of Business -- Regulatory Authorities -- European Union."

     Changes in regulation, at either the UK or European level, relating to our activities and those of our competitors (including in the areas of licensing requirements, price regulation, interconnection arrangements, number portability, carrier pre-selection, our ability to provide digital services, ownership of media companies, programming, local loop unbundling, the provision of open access by UK cable operators to other telecommunications operators, the adoption of uniform digital technology standards and the bundling of services) could adversely affect our results of operations. In addition, our introduction of new products into a changing regulatory environment increases the uncertainty concerning the impact of future regulations on our businesses.

     There are currently few laws or regulations directly applicable to the internet. The application to us of existing laws and regulations relating to user privacy, defamation, pricing, advertising, taxation, promotions, content regulation, quality of products and services, and intellectual property ownership and infringement are often unclear. In addition, we may become subject to new laws and regulations which could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations, and dampen the growth in use of the internet.

     Due to the global nature of the internet, it is possible that the governments of countries throughout the world might attempt to regulate its transmissions or prosecute us for violations of their present or future laws. In addition, we might unintentionally violate such laws. Any such developments could have a material adverse effect on our business, results of operations and financial condition.

     Ability to Realize the Expected Benefits of Potential Future Acquisitions -- We cannot assure you that we will be able to realize the expected benefits from future acquisitions.

     We may from time to time acquire one or more companies or their assets. We cannot assure you that we will be able successfully to integrate our operations and any operations acquired, or to realize anticipated benefits of combining our operations and those acquired. Risks associated with acquisitions include the loss of contractual rights by virtue of change of control provisions, outdated billing systems which can delay the generation of invoices, inconsistent accounting policies and the loss of key employees. The occurrence of unanticipated difficulties or an inability to realize such benefits may have a material adverse effect on our business.

     Ability to Manage Growth and Development -- Our rapid growth could adversely affect us.

     We have experienced rapid growth and development, partially through acquisitions. Our rapid growth has required significant management, information technology, telecommunications and operational resources and is likely to continue to do so. The management of this growth has also required and will continue to require the effective management and training of personnel. Any inability to manage future growth effectively, including the inadequate provision of information technology controls and contingency plans, could have a material adverse effect on our results of operations.

     Our failure to meet any future growth or development challenges could have a material adverse effect on our results of operations.

     Limited Access to Programming Supply -- Our dependence on several suppliers, notably BSkyB, for television programming could have a material adverse effect on our ability to provide attractive programming at a reasonable cost.

     We cannot offer competitive cable television services without obtaining attractive programming at a reasonable cost. A significant amount of our premium programming, some of our basic programming (provided by BSkyB or a BSkyB joint venture) and pay-per-view sporting events are obtained from BSkyB, a leading supplier of cable television programming and the exclusive supplier of certain programming, including Sky Sports and the most popular premium subscription film channels available in the UK. On June 15, 2000, BSkyB announced that it had renewed an agreement with the Premier League (the UK's top football league) to provide exclusive coverage of selected Premier League games for a three year period. Our inability to obtain this or any other programming at a reasonable cost could materially affect our business. In addition to the Premier League programming we purchase from BSkyB, we have also purchased directly from the Premier League the rights to show certain Premier League games on our pay-per-view channels. In addition, certain programming carried by competing digital service providers may not be available to Active Digital subscribers. For example, "Sky Sports Extra," a popular sports program offered to BSkyB's digital subscribers, is not available to Active Digital subscribers.

     In addition to providing programming to cable operators, BSkyB competes with us and other UK cable operators by offering its programming directly to its digital satellite customers.

     Our other significant suppliers include Viacom, Discovery and Turner (America Online/Time Warner). Suppliers of popular programming may decide to introduce new channels to be packaged with their existing programming options or otherwise increase our costs of purchasing existing and new programming.

     Certain of our programming contracts contain fixed revenue or minimum revenue guarantees.

     Dependence on Satellites -- Disruptions in our satellite transmissions could adversely affect us.

     Flextech currently broadcasts its digital services with Astra satellite transponders leased from Societe Europeene des Satellites. To date, Flextech has not experienced any significant disruption in its satellite transmissions. However, the operation of the Astra satellites is beyond our control and, depending upon the disruption, it could have a material adverse effect on our business. Furthermore, while we have a contractual right to utilize this transponder capacity until October 2007, we cannot assure you that the transponders will not fail during this period.

     Internet Rights -- We may not be granted internet rights to our programming content.

     All of the contracts governing our acquired television programming grant us the right to broadcast that programming over analogue and/or digital television platforms. We cannot assure you that we will be granted any rights to transmit our programming content over the internet.

     Intellectual Property Rights -- We may be subject to intellectual property infringement claims that are costly to defend and could limit our ability to use certain technologies in the future.

     Many parties are actively developing technologies for use in the equipment and/or software that we employ in our business. We believe that these parties will continue to take steps to protect these technologies, including seeking patent and copyright protection. As a result, we believe that disputes regarding the ownership of these technologies are likely to arise in the future and that, as a licensee of similar technologies, we could be joined in infringement actions and could incur substantial expenses in defending against such claims. From time to time, parties assert infringement claims against us, in the form of letters, lawsuits and other forms of communication. If any of these claims are decided against us, we may incur substantial monetary liability and/or be prevented from using the disputed technology in the future.

     We enter into agreements with sponsors, content providers, service providers and merchants under which we are entitled to receive a share of the revenues from goods and services purchased online. These types of arrangements may expose us to liabilities in respect of third-party users of our online products and services.

     Although we maintain liability insurance, insurance may not cover these claims or may not be adequate. Even to the extent these types of claims do not result in material liability, investigating and defending these claims can be expensive.

     Risk of Catastrophes -- Our operations could be significantly hindered by the occurrence of a natural disaster or other catastrophic event.

     Our operations are susceptible to outages due to fire, floods, power loss, telecommunications failures, break-ins and similar events. Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins and similar disruptions. Such events could have a material adverse effect on our results of operations. We do not currently have a contingency plan to ensure continuity of our broadcast signal should our head-ends fail, although we anticipate implementing a contingency plan during 2002.

     Currency Fluctuations - We may increase our exposure to foreign exchange fluctuations if we cannot continue to hedge our foreign exchange rate risk.

         Certain of our fixed rate debt instruments are denominated in US dollars and require payments of interest and/or principal in US dollars. Our revenues, however, are generated almost exclusively in pounds sterling. As a result, when the US dollar strengthens against the pound sterling, it requires more of our pound sterling denominated revenues to meet payments in respect of these debt instruments. To "hedge" against this risk, we have historically entered into derivative instruments that reduce our exposure to adverse changes in foreign exchange rates. These derivative instruments include foreign currency swaps and a series of foreign exchange forward contracts.

         We terminated certain "in-the-money" hedging arrangements in 2002. As a result of a recent weakening of the US dollar, however, certain of our remaining derivative instruments are now "out-of-the-money" and could require us to make a cash payment when they expire or they are otherwise terminated. If the pound sterling continues to strengthen against the US dollar, the amount of our potential obligations under these derivative instruments will increase and resulting payments may have a serious impact on our liquidity. See "Item 11-- Quantitative and Qualitative Disclosure About Market Risk" both for a description of our termination of in-the-money derivative contracts and a discussion of exchange rate risk and sensitivities. It is possible that we will choose to terminate these derivative instruments to limit future exposure to a weakening US dollar or that they will otherwise be terminated, if for example the debt that is covered by these derivative contracts is converted into equity. See "Risk Factors."

          In addition, if we terminate any foreign exchange derivative contracts that are out-of-the-money or if our derivative financial contracts expire, the recent downgrading of our corporate debt may mean that we are not able to obtain replacement derivative financial contracts. This would reduce our ability to minimize the negative effects from short-term fluctuations of the US dollar/pound sterling foreign exchange rate. The failure to obtain replacement derivative financial contracts would increase our principal exposure under our US dollar-denominated debt, which could have a material adverse effect on our business, results of operations and financial condition.



ITEM 4.  INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

       Our legal name is Telewest Communications plc, and our commercial names are Telewest Broadband, Telewest Business and Flextech. We are a public limited company and were originally incorporated, in preparation for our initial public offering described below, under the English Companies Act 1985 (the "Companies Act") on October 20, 1994. Our registered office is located at Genesis Business Park, Albert Drive, Woking, Surrey, GU21 5RW, England, and our telephone number at that location is (+44) 1483 750 900. Our agent for service of process in connection with our high yield and convertible debt securities is CT Corporation System, 111 Eighth Avenue, New York, New York, 10011.

       During the 1980's and early 1990's, Liberty Media and MediaOne acquired interests in various UK cable franchises. In December 1991, Liberty Media and MediaOne combined their respective UK cable interests by contributing certain of such interests to a joint venture that was managed by Liberty Media and MediaOne through various affiliates. In November 1994, the predecessor to Telewest ("Old Telewest") acquired all of the assets of that joint venture and certain other interests of Liberty Media and MediaOne in UK cable entities. Immediately following such acquisition, Old Telewest completed a public offering of its ordinary shares and American Depositary Shares ("ADSs"), raising an aggregate of approximately (pound)414 million, net of commissions and expenses. Immediately following completion of the public offering, Liberty Media and MediaOne each beneficially owned approximately 36.7% of the Old Telewest ordinary shares and 50% of the Old Telewest convertible preference shares.

       The following are important events in the development of our business since our initial public offering:

       o In October 1995, we acquired the entire issued share capital of Old Telewest and SBC CableComms (UK) ("SBCC"), then the owner of seven cable franchises in the UK. Subsequent to the SBCC acquisition, we acquired several other UK cable franchises.

       o In September 1998, we acquired General Cable, then the owner of eight cable franchises in the UK and a 44.95% interest in Birmingham Cable in which we had historically held a 27.47% interest. Subsequently in 1998, we acquired all the remaining interests in Birmingham Cable, 27.47% from Comcast UK and 0.11% from several individual shareholders.

       o With effect from November 23, 1999, we acquired the remaining 50% of Cable London that we did not already own.

       o On April 19, 2000, we completed our merger with Flextech, a leading supplier of entertainment, information and interactive services to the UK pay-television and online markets.

       o      On November 1, 2000, we completed our acquisition of Eurobell.

     Historically, our principal shareholders have been Liberty Media and MediaOne (a wholly owned subsidiary of AT&T). On June 15, 2000, AT&T acquired MediaOne through a merger of MediaOne with and into a subsidiary of AT&T. On July 7, 2000, following clearance by the European Commission, MediaOne consummated an agreement with certain subsidiaries of Microsoft whereby those subsidiaries purchased 21.7% of our outstanding share capital from MediaOne. On May 3, 2001 we were notified by Liberty Media of an increase in its shareholding in us as a result of the purchase of a further 20 million of our shares. As a result Liberty Media, Microsoft and MediaOne now own 25.2%, 23.6% and 1.3%, respectively, of our share capital. Liberty Media was a wholly owned subsidiary of AT&T until August 2001, when it was split off from AT&T as an independent, publicly traded company.

     Our total capital expenditures (representing cash paid for property and equipment, net of cash received upon dispositions of property and equipment) for the years ended December 31, 1999, 2000 and 2001, were (pound)463 million, (pound)525 million and (pound)546 million, respectively. Our capital expenditures have primarily funded the construction of local distribution networks and our National Network, capital costs of installing customers and enhancing the network for new product offerings. We have completed the majority of our network construction and substantially completed the network upgrades necessary for delivery of our digital television and high-speed internet services. Consequently, we anticipate that capital expenditures associated with our existing and currently planned services will be largely driven by connecting new subscribers, the launch of new products and will vary depending upon the take-up of our services. For a further discussion of our capital expenditures, see "Item 5.B--Operating and Financial Review and Prospects--Liquidity and Capital Resources."

B.       DESCRIPTION OF BUSINESS

Overview

     We are a leading telecommunications and media group in the UK focused on delivering a range of voice, video, data and internet services across multiple platforms. Our business currently combines Flextech's supply of content and services to the UK pay-television and online markets with our broadband interactive network and cable franchises. We believe that the development and accelerated deployment of broadband interactive content, together with our broadband interactive network, should help us to realize our goal of being the chosen provider of multiple broadband services to homes and businesses. We also perceive opportunities for growth by extending the distribution of our services to new platforms, such as wireless, either within or outside our franchise areas, and through selective acquisitions, particularly in the content area.

     We provide our voice, video, data and internet services to customers in the UK via our local broadband networks, which are connected by our broadband National Network. As of March 31, 2002, our cable franchises covered approximately 38% of the homes in the areas of the UK for which cable franchises have been awarded, we had passed approximately 4.9 million of the 6.3 million homes in those franchise areas and we had connected approximately 1.8 million residential cable subscribers. At March 31, 2002, the number of residential customers subscribing to cable television, telephony and internet services was approximately 1.2 million, or 69.9% of our total residential customers. In addition, as of March 31, 2002, our franchises provided business telephony services to approximately 74,000 business customer accounts and had connected approximately 452,000 business lines.

     In October 1999, we began rolling out "Active Digital," our digital television service, to our franchise areas. Active Digital, comprised of a wide array of television and radio channels, pay-per-view movies, interactive services and television e-mail, has been rolled out in all franchise areas, excluding the Eurobell areas and our Cabletime areas where we currently offer only analogue services. As at March 31, 2002, we had an installed base of 792,563 Active Digital subscribers. At March 31, 2002, approximately 27% of our digital households had "set-up," our television e-mail account, and approximately 150,000 of our customers had purchased keyboards for use with our interactive services. For a further description of Active Digital, see "-- Cable Division--Cable Television -- Digital Television Services."

     In March 2000, we also launched "blueyonder," our high-speed internet service. Shortly thereafter, responsibility for the blueyonder portal was passed to Flextech (our Content Division), which had recently been acquired. Pending resolution of some early technical problems and to allow Flextech to develop the broadband portal, we suspended active marketing of blueyonder until the start of 2001, when we began marketing on a national basis. As at March 31, 2002, we had approximately 126,000 blueyonder subscribers. With the exception of the Eurobell areas and our Cabletime areas, we now have full coverage across all of our regions. For a further description of blueyonder, see "-- Cable Division -- Internet Services -- High Speed (blueyonder broadband) Internet Service."

     For a further discussion of the breakdown of our revenues by categories of activity, see "Item 3.A--Key Information -- Selected Financial Data," "Item 5--Operating and Financial Review and Prospects" and our financial statements.

Recent Developments

      On March 12, 2002, we announced that we had secured a further (pound)20 million of institutional funding from Newcourt Capital (UK) Ltd., a subsidiary of CIT Group Inc., as part of our (pound)2.25 billion Senior Secured Facility.

      In March 2002, citing its concern about our ability to grow into our highly leveraged capital structure and our significantly weakened access to capital over the past year, Moody's downgraded our debt ratings and the debt ratings of two of our subsidiaries, Telewest Finance (Jersey) Limited and Telewest Communications Networks Limited. This included downgrading both our senior unsecured bond rating and the senior unsecured bond rating of Telewest Finance (Jersey) Limited to "Caa3." Moody's downgraded the rating of the Senior Secured Facility to "B2" and stated that the outlook on our debt securities is negative. In addition, Moody's downgraded our senior implied rating to "Caa1" and our senior unsecured issuer rating to "Caa3."

      Also in March 2002, we terminated certain US dollar/pound sterling exchange rate hedging arrangements with a notional amount of $950 million ((pound)655 million); termination of these arrangements netted (pound)74 million to us. A further (pound)30 million was realized by us in May 2002 through the termination of additional foreign exchange rate hedging arrangements with a notional amount of $367 million ((pound)253 million).

      On March 25, 2002, S&P placed all of our ratings on CreditWatch with negative implications. In April 2002, S&P downgraded our long-term corporate credit ratings to "CCC+" and lowered our senior unsecured debt ratings to "CCC-".

      On April 2, 2002, we agreed to dispose of our 38% interest in TV Travel Group Limited ("TVT") to USA Networks Inc. as part of USA Networks Inc.'s agreement to purchase TVT. This disposal was completed on May 2, 2002. The consideration for our interest in TVT (comprised of ordinary shares, preference shares and loan notes) was (pound)27.1 million after transaction costs, all to be paid in cash.

      On May 2, 2002, we announced that we were reducing our total staffing levels from approximately 10,500 to approximately 9,000. This is part of a group reorganization which aims to streamline management and flatten reporting lines and should allow us to focus on our core businesses. In addition, our Consumer and Business Divisions, which are currently managed separately, will be merged into a single operating division which will be serviced by a newly created Networks and Technology Division. Also on May 2, 2002, we filed with the SEC our unaudited financial statements for the first quarter of 2002. For the complete text of the financial statements and related press release see the Form 6-K filed by us on May 2, 2002.

      On May 14, 2002, Microsoft informed us that it was withdrawing its three non-executive directors - Henry Vigil, Salman Ullah and Dennis Durkin - from our Board of Directors. Microsoft holds 23.6% of our issued shares and has the right to nominate up to three representatives to the board under corporate shareholder agreements with us. Microsoft said: "At present we believe that we will be in a better position to manage our relationship with, and investment in, Telewest without board representation. Microsoft expects to continue to evaluate Telewest on an ongoing basis and, in that regard, will continue to consider, among other things, purchasing or selling Telewest securities or engaging in possible strategic transactions involving Telewest. Microsoft has no current plan regarding any such transactions, but reserves the right to change its plans at any time."

         On June 12, 2002 Liberty TWSTY Bonds, Inc. (the "Purchaser"), a wholly-owned subsidiary of Liberty Media, launched a tender offer for: (i) up to $60.0 million of our 9 5/8% Senior Debentures due 2006, (ii) up to $307.3 million of our 11% Senior Discount Debentures due 2007, (iii) up to $70.0 million of our 11 1/4% Senior Notes due 2008, (iv) up to (pound)65.0 million of our 9 7/8% Sterling Senior Discount Notes due 2009, (v) up to $100.0 million of our 9 1/4% Senior Discount Notes due 2009, (vi) up to (pound)36.0 million of our 9 7/8% Sterling Senior Notes due 2010, (vii) up to $70.0 million of our 9 7/8% Senior Notes due 2010 and (viii) up to $90.0 million of our 11 3/8% Senior Discount Notes due 2010. The Purchaser indicated that it "was making this offer because we [the Purchaser] believe that the purchase of Notes at the prices specified in this offer to purchase would be an attractive investment for us. In addition, we believe that our purchase of Notes in the amounts and at the prices contemplated by this offer will permit us as a creditor to participate in and influence discussions and decisions regarding any future restructuring or recapitalization of the Company. If the offer is successful, Liberty Media presently intends to propose to the Company's board of directors a restructuring plan pursuant to which all or substantially all of the Company's publicly-traded notes and debentures would be converted into equity of the Company. Liberty Media has disclosed in general terms its intention to make such a proposal to the Company's board of directors. However, as of the date of the offer, Liberty Media has not determined any specific terms for a proposed restructuring. The Company is not participating in and has no responsibility for this offer." The Purchaser also disclosed in the offer that "Liberty Media is in discussions with Microsoft concerning the acquisition of substantially all of Microsoft's economic interest in its share capital of the Company. As currently contemplated by Liberty Media, that acquisition would be structured so that Microsoft would retain the power to direct the voting of the shares in the Company purchased by Liberty Media to the same extent that it currently has such power." Both Liberty and Microsoft are significant shareholders of Telewest. We cannot predict the outcome of these discussions or that they will continue. See "Item 7.B-- Major Shareholders and Related Party Transactions."

         We issued a response to the tender offer on June 24, 2002 indicating that we were unable to take a position with respect to the tender offer because we were unable to determine whether the tender offer was beneficial or detrimental to the holders of such notes and debentures.

         On June 14, 2002, we announced that we had agreed to dispose of our 75.6% interest in the ordinary share capital of The Way Ahead Group Limited ("Way Ahead") to Way Ahead Finance Limited, a wholly owned subsidiary of Stoll Moss Group Holdings Limited, which trades as Really Useful Theatres. The consideration due to us for our interest in Way Ahead will be (pound)10 million, to be paid in cash. We intend to use the proceeds from the disposal for capital expenditure in relation to our business.

     Telewest Operating Data - Unaudited

     The following table sets out certain of our operating data for the periods to March 31, 2002. The information set forth below represents combined operating statistics for all of our franchises from their respective dates of acquisition. For a further discussion of our operating data, see "Item 5-- Operating and Financial Review and Prospects."

                                                                        Year Ended December 31,        Three Months
                                                                        -----------------------           Ended
                                                                                                      March 31, 2002
                                                                                                      --------------
                                                             1999(1)         2000(2)           2001
                                                             -------         -------           ----
CONSUMER DIVISION
-----------------
Homes passed........................................       4,674,089       4,922,191      4,914,155          4,914,731
Homes passed and marketed...........................       4,443,824       4,789,451      4,713,937          4,706,854
Cable television and residential telephony only
subscribers.........................................         987,752       1,091,780      1,141,158          1,129,754
Dual or triple service subscribers (3)..............               -       1,096,409      1,218,294          1,246,332
Cable television only subscribers...................         167,808         153,201        138,053            133,614
Residential telephony only subscribers .............         428,945         441,731        401,286            394,221
Internet only subscribers...........................           1,061               *          7,986              9,322
Total residential subscribers.......................       1,585,566       1,691,341      1,765,619          1,783,489
Household penetration...............................           35.7%           35.3%          37.5%              37.9%
Percentage of dual service subscribers..............           62.3%           64.6%          65.0%              63.3%
Percentage of dual or triple service subscribers  (3)            N/A           64.8%          69.0%              69.9%
Monthly revenue per subscriber  (4).................    (pound)34.92    (pound)37.45   (pound)40.03       (pound)41.97
Cable Television
Cable television subscribers - analogue.............       1,132,104         910,415        617,958            565,637
Cable television subscribers - Active Digital.......          23,456         339,195        723,826            792,563
Penetration rate  (5)...............................           26.0%           26.1%          28.5%              28.9%
Average subscriber churn rate  (6)..................           27.1%           26.0%          18.7%              19.1%
Average monthly revenue per subscriber  (7).........    (pound)20.94    (pound)19.50   (pound)20.75       (pound)20.80
Residential Telephony
Residential telephony subscribers...................       1,416,697       1,538,140      1,615,809          1,635,515
Residential telephony penetration  (8)..............           32.0%           32.2%          34.3%              34.8%
Residential telephone lines.........................       1,586,010       1,706,159      1,762,312          1,772,266
Second line penetration.............................           12.0%           10.9%           9.1%               8.4%
Average churn rate per line  (9)....................           20.1%               -              -
Average subscriber churn rate  (10).................             N/A           19.8%          16.5%              16.2%
Average monthly revenue per line  (11)..............    (pound)20.38    (pound)22.92   (pound)22.79       (pound)23.72
Average monthly revenue per subscriber  (12)........    (pound)21.12    (pound)25.54   (pound)25.09       (pound)25.80
Internet Subscribers
Blueyonder SurfUnlimited .........................               N/A         104,983        184,034            206,081
Blueyonder pay-as-you-go............................          60,306         175,387        119,295            119,026
Blueyonder broadband................................             N/A           6,893         85,122            125,900
Total Internet subscribers..........................          60,306         287,263        388,451            451,007
Blueyonder Broadband
Average monthly revenue per subscriber (13).........             N/A             N/A   (pound)25.21       (pound)29.93
Average subscriber churn rate (14)..................             N/A             N/A           7.5%               7.8%
BUSINESS DIVISION
-----------------
Business customer accounts..........................          58,347          66,507         72,934             73,618
Business telephony lines............................         306,244         365,535        444,998            452,122
Average business lines per customer account  (15)...             5.2             5.5            6.1                6.1
Average monthly revenue per business line  (16).....    (pound)54.53    (pound)48.08   (pound)44.12       (pound)41.67
Annualized revenue per customer account  (17).......    (pound)3,432    (pound)3,070   (pound)3,137       (pound)3,102
CONTENT DIVISION
----------------
Multi-channel subscribers...........................               -       9,565,325     10,504,118         10,539,547
Flextech share of basic viewing  (18)...............               -           23.1%          20.4%              20.0%
Share of total TV advertising revenues  (19) .......               -            2.7%           3.0%               3.6%
-------
         *Data not available.

Notes:
(1) Includes operating statistics of General Cable and Birmingham Cable for the full period presented and the results of Cable London from November 23, 1999 (the date we acquired the 50% of Cable London we did not already own).
(2) Includes operating statistics of General Cable, Birmingham Cable and Cable London for the full period presented, the results of Flextech from April 19, 2000 (the date we acquired Flextech) and the results of Eurobell from November 1, 2000 (the date we acquired Eurobell).
(3) Dual or triple service subscribers are those subscribers who take any two or all of our cable television, residential telephony and high-speed internet services.
(4) Monthly revenue per subscriber (often referred to as "ARPU" or "Average Revenue per User") represents (i) the average monthly revenue of residential customers for such period, divided by (ii) the average number of residential customers in such period.
(5) Cable television penetration rate at a specified date represents (i) the total number of cable television subscribers at such date, divided by (ii) the total number of homes passed and marketed for cable television at such date.
(6) Average cable television subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of cable television subscribers who terminated basic services or whose services were terminated during such period, divided by
            (ii) the average number of cable television subscribers in such period.
(7) Average monthly revenue per cable television subscriber for each period represents (i) the average monthly cable television revenue for such period, divided by (ii) the average number of cable television subscribers in such period.
(8) Residential telephony penetration rate at a specified date represents (i) the total number of residential cable telephony subscribers at such date, divided by (ii) the total number of homes passed and marketed for residential cable telephony at such date.
(9) Average residential telephony churn rate per line for the period is calculated on a rolling 12-month basis and represents (i) the total number of residential cable telephony subscribers who terminated telephony services or whose services were terminated during such period, divided by (ii) the average number of residential cable telephony lines in such period.
(10) Average residential telephony subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of residential cable telephony subscribers who terminated telephony services or whose services were terminated during such period, divided by (ii) the average number of residential cable telephony subscribers in such period.
(11) Average monthly revenue per residential telephony line for each period represents (i) the average monthly residential cable telephony revenue for such period, divided by (ii) the average number of residential cable telephony lines in such period.
(12) Average monthly revenue per residential telephony subscriber for each period represents (i) the average monthly residential cable telephony revenue for such period, divided by (ii) the average number of residential cable telephony subscribers in such period.
(13) Average monthly revenue per blueyonder broadband subscriber for each period represents (i) the average monthly blueyonder broadband revenue for such period, divided by (ii) the average number of blueyonder broadband subscribers in such period.
(14) Average blueyonder broadband subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of blueyonder broadband subscribers who terminated their services or whose services were terminated during such period, divided by (ii) the average number of blueyonder broadband subscribers in such period. for such period, divided by (ii) the average number of blueyonder broadband subscribers in such period.
(15) Average number of business lines per customer account at a specified date represents (i) the number of business cable telephony lines at such date, divided by (ii) the number of business cable telephony customer accounts at such date.
(16)        Average monthly revenue per business line for each period represents
            (i) the average monthly business cable telephony revenue for such period, divided by (ii) the average number of business cable telephony lines in such period.
(17) Average annualized revenue per customer account for each period represents (i) the average monthly business services revenue for each period divided by (ii) the average number of business services customer accounts in such period, multiplied by 12 months.
(18)        Basic viewing over 24 hours.
(19) Includes Flextech's wholly owned channels and UKTV's advertising revenues.

Cable Division

   Residential Services (Consumer Division)

     Cable Television

     We seek to provide a wide range of attractive programming, including news and information, general interest, business, children's, international, music and sports programming, over our analogue and digital television platforms. We obtain some of our programming from Flextech (our Content Division) and the balance from a variety of sources, including BSkyB, terrestrial broadcasting and other programming suppliers. See "-- Sources of Supply -- Programming."

     We offer multi-channel analogue and digital cable television services in all of our franchise areas except our Eurobell franchise area and our Cabletime areas, where we currently offer only analogue services. When our existing customers have migrated from analogue to digital services, we expect to phase out our analogue service.

     Digital Television Services

     On October 21, 1999, we launched our digital television service under the "Active Digital" brand. Active Digital, comprised of a wide array of television and radio channels, pay-per-view movies, interactive services and television e-mail, has been rolled out in all franchise areas, excluding Eurobell areas and our Cabletime areas where we currently offer analogue services. As at March 31, 2002, we had an installed base of 792,563 Active Digital subscribers. Active Digital allows greater customer choice and also includes interactive services, a user-friendly electronic program guide that can be customized to reflect personal viewing preferences and an on-screen reminder that alerts the viewer to the start of a pre-selected program. At March 31, 2002, approximately 27% of our digital households had "set-up," our television e-mail account, and approximately 150,000 of our customers had purchased keyboards for use with our interactive services.

     We currently expect to begin rolling out Active Digital to our Eurobell subscribers in the third quarter of 2002. In addition, in some of the older parts of our network, principally in parts of the Birmingham, West London and North West areas, certain of our customers (the "Cabletime subscribers") are still only capable of receiving analogue television signals. Plans for updating the network in these areas, where we have approximately 70,000 Cabletime subscribers, are being developed.

     In 2002, we plan to test and implement "Broadband TV" standards and services across our digital television network. Broadband TV on digital cable will mix television programs with links to further text, audio or video to enhance our customers' viewing experience. The services will provide our digital cable customers with a range of additional services - interlinked in real time to the actual television program - including shopping, betting, games, interactive advertising and additional program information.

     Combined Packages

     We offer combined digital television and telephony packages that are targeted to particular markets and priced between (pound)11.49 and (pound)25.50 per month (if paid by direct debit), plus an additional charge for premium channels. All Active Digital subscribers, regardless of the package chosen, may add one or more of our premium channels for an additional monthly fee. All of our Active Digital customers can also purchase pay-per-view first-run movies provided by Front Row Limited ("Front Row"). We believe that our digital packages, which combine competitively priced telephony with a flexible range of programming packages, will be attractive to a broad spectrum of potential and existing customers. In addition, we also offer digital cable television packages on a stand-alone basis. As with our combined digital television and telephony packages, our stand-alone digital television customers may add one or more of our premium channels and purchase pay-per-view first-run movies provided by Front Row.

      In May 2001, we began rolling out "Talk Unlimited," the UK's first fixed-fee residential telephony package with unlimited local and national calls (excluding calls to premium rate telephone numbers). Talk Unlimited combines our basic Active Digital service with line rental and unlimited local and national calls for (pound)25.00 per month and accounts for approximately 10% of all of our telephony subscribers. By the end of 2001, Talk Unlimited was available in all of our franchise areas.

     Premium Channels

     Customers who subscribe to the Active Digital service can also subscribe to one or more of the following premium channels for an additional monthly fee ranging from (pound)6.00 to (pound)15.00.

      Movies
      Film Four                              Independent and art house films
      Playboy Television (Adult Channel)     Adult entertainment
      Sky Premier                            24 hour feature films
      Sky Moviemax                           24-hour feature films
      Sky Cinema                             Classic films
      Television X                           Adult entertainment
      Private Girls                          Adult entertainment

      Sports
      Sky Sports 1                          UK and international sports
      Sky Sports 2                          UK and international sports
      Sky Sports 3                          UK and international sports
      The Racing Channel                    Live horse racing (in certain
                                            franchises only)
      MUTV                                  Dedicated to Manchester
                                            United football club

      General Interest
      The Disney Channel                     Family and children's
                                             entertainment
      S.E.T. Asia                            Asian language programming
      Asia net                               Asian language programming
      ZEE TV                                 Asian language programming
      B4U                                    Asian language programming
      STAR News                              Asian language programming
      STAR Plus                              Asian language programming
      STAR Bundle                            Asian language programming

     Pay-per-view

     Active Digital customers can also purchase pay-per-view first-run movies starting at regular intervals (usually 15 minutes). These services are provided to us by Front Row, which we own with NTL Incorporated ("NTL"). Front Row has entered into contracts with major Hollywood and independent film studios that entitle it to distribute movies on a pay-per-view basis to its customers. Movies appear on Front Row approximately 12 months after cinema release and six months before they are made available on premium television channels.

     Video-on-Demand

     In December 2000, we successfully completed what we believe to have been the largest trial of video-on-demand services to date worldwide. The trial included approximately 30,000 homes in the Thames Estuary area and was designed to test the stability of our video-on-demand platform and scalability of video-on-demand services. Although the trial was successful, as part of our group reorganization we do not currently plan to launch video-on-demand services.

     Interactive Digital Television

     In March 2000, we introduced interactive television services, which are now available to all of our Active Digital customers. These services currently include e-mail and e-commerce access to the products and services of over 150 retailers in the UK. The companies providing these "walled garden" services currently include British Airways, Avis, WH Smith, First Choice and UK "high street" banks, Abbey National and Lloyds TSB. Our interactive digital television services are provided without additional charge to all Active Digital customers who subscribe to either our combined or stand-alone packages.

      In June 2001, we launched "Living Health" with the National Health Service (the "NHS") to pilot the UK's first and largest government-backed broadband health-care service. "NHS Direct inVision," the second stage of Living Health, was launched in September 2001. It allows patients to conduct face-to-face consultations with NHS Direct nurses via their television. This service is being provided by iSeeTV Ventures Ltd, in conjunction with NHS Direct in the West Midlands. We have extended the six month pilot of Living Health that was due to end on November 30, 2001 until 2003 due to customer demand. In December 2001, Living Health was voted the best interactive television service at the International Electronic Multimedia Awards.

      On August 1, 2001, we announced that we had entered into a joint venture, iSeeTV Ventures Limited, with Media Logic to combine our broadband network with Media Logic's patented iSeeTV product. iSeeTV allows consumers to see and speak to a call center operator, who can guide users through available options, show visuals, answer queries and talk users through payment, through their television and telephone. iSee Ventures has the exclusive UK rights to the iSeeTV application and anticipates licensing it to retailers and other service providers in a range of market sectors, including shopping, travel, financial services and health information. During the initial nine-month pilot project, we will provide iSeeTV to 50,000 of our Active Digital customers in the Birmingham area free of charge.

     In October 2001, we entered into a collaboration with Global Interactive Gaming to provide the first interactive live action betting service on digital television. This service will be delivered via a picture-in-picture interface, within our "walled garden" of interactive services.

     Analogue Television Services

     We offer our customers more than 30 basic channels and 10 premium channels as part of our stand-alone and combined analogue service offerings. Some of our channels operate throughout the day and others operate for only part of the day and share a "channel" position. When most of our existing customers have migrated from analogue to digital services, we expect to phase out our analogue services.

     Combined Packages

     We offer combined television and telephony packages, which are targeted to particular markets and priced at between (pound)13.50 and (pound)25.50 per month (if paid by direct debit), plus an additional charge for premium channels ((pound)15.00 to (pound)24.00, depending on the channel selected). We believe that the combined packages are attractive because they combine a competitively priced telephony service with a choice of basic television packages and the ability to subscribe to premium channels and purchase movies from the Front Row pay-per-view service.

     Talk Unlimited, described above, can be purchased by our analogue subscribers at prices beginning at (pound)25.00. Talk Unlimited is available in all of our franchise areas.

     Premium Channels

     Customers who subscribe to any of the analogue packages can subscribe for one or more of our premium channels available to Active Digital subscribers.

     Pay-per-view

     Analogue customers can also purchase pay-per-view first-run movies starting at regular intervals (usually every 15 minutes). These services are provided to us by Front Row.

     Internet Services

     Dial-up Internet Services

     To enhance our presence in the home data market, on February 14, 2000, we launched SurfUnlimited, which provides unmetered internet access for a flat fee of (pound)12.00 per month. As of March 31, 2002, we provided internet access to approximately 325,000 residential customers through our SurfUnlimited and pay-as-you-go internet services. Customers who elect to use these services will connect directly to our internet portal, which should allow us to cross-promote our services and generate revenue from advertising and by offering e-commerce capabilities to UK retailers. In April 2002, we launched our redeveloped web site dedicated to our blueyonder dial-up internet customers.

     High-speed (blueyonder broadband) Internet Service

     In March 2000, we launched "blueyonder broadband," our high-speed internet service. Shortly thereafter, responsibility for the blueyonder broadband portal was passed to Flextech, which had recently been acquired. Pending resolution of some early technical problems and sufficient time to allow Flextech to develop the broadband portal, we suspended active marketing of blueyonder broadband until the start of 2001, when we began marketing on a national basis. As at March 31, 2002 we had approximately 126,000 blueyonder broadband subscribers. Blueyonder broadband is now available to all of our subscribers, except those in the Eurobell and Cabletime areas.

     We currently expect to begin rolling out blueyonder broadband to some of our Eurobell subscribers by the third quarter of 2002. As with our Active Digital services, technological limitations in certain parts of our network currently prevent us from providing blueyonder broadband to our Cabletime subscribers. We currently intend to update those parts of our network over the next several years so that we may deliver blueyonder broadband to our approximately 70,000 Cabletime subscribers.

     Using our National Network and our interactive services platform, blueyonder broadband offers high-speed access to the internet and a package of internet products and services specifically designed for UK customers. Customers currently access this service via cable modems linked to personal computers and have unlimited and continuous access to internet content for a monthly subscription fee of (pound)25.00, if subscribed to in addition to our Active Digital or residential telephony services, and (pound)33.00 if subscribed to on a stand-alone basis. In the future, we expect blueyonder broadband to be available via connections to modems in digital television set-top boxes.

     As we enter into contracts with content providers following the introduction of the broadband portal, we expect blueyonder will include content such as:

     o    news and sports video;

     o    high-speed games that can be played with other subscribers;

     o    CD-quality audio; and

     o    applications that will allow for the rapid download of software.


      On May 17, 2001, we announced that we had entered into an agreement with Sony Computer Entertainment Europe to combine our broadband network with Sony's PlayStation(R). Together we have commenced trials of Europe's first broadband connection with a computer entertainment system, which will potentially enable consumers to sample a broad range of services from games and playable level downloads to applications such as lifestyle and gaming editorial content. We currently expect the trial to include various forms of online gaming activity, including pay-per-play and high-quality multi-player online gaming.

     In July 2001, we created a co-marketing initiative with NTL aimed at accelerating the take-up of broadband services throughout Britain. The initiative ran until mid-September and contributed in part to a 15-fold increase in our installed blueyonder broadband base from 7,000 at December 31, 2000 to 126,000 by March 31, 2002.

      Our blueyonder internet services recently won several industry awards. In February 2002, we collected the "Best Unmetered ISP" award for our blueyonder dial-up and broadband services and the "Best Application Service" award for our blueyonder workwise business product at the fourth annual Internet Service Providers Association Awards. We also won the "ISP of the Year 2001" award in February 2002 from ISP Review for our blueyonder internet services.

      In June 2002, we launched our 1 Mb blueyonder residential internet service across the UK, following an extensive trial with 1,500 Scottish customers. This service offers a continuous cable connection to the internet and will enable our customers to download music and software, share large files and benefit from full-screen video pictures and audio streaming. Our 1 Mb service is available for (pound)35.00 per month when taken with other Telewest Broadband services, or

(pound)39.99 on its own. This is a (pound)10.00 premium on our standard (i.e., 512 kb) blueyonder broadband access.

     Cable Telephony

     We offer a wide range of high-quality voice and data services to our residential customers. We enhance our basic residential telephony service by offering additional services, such as call waiting, call barring (which prevents unauthorized outgoing calls), call diversion (call forwarding), three-way calling, voice mail, caller line identification and fully itemized monthly billing.

     In February 2000, we introduced our "3-2-1 Free" telephony pricing program to our residential customers. The 3-2-1 Free program replaced our existing pricing structure with a simplified tariff while continuing to offer savings over BT's residential telephony services.

      In May 2001, we began rolling out "Talk Unlimited," the UK's first fixed-fee residential telephony package with unlimited local and national calls (excluding calls to premium rate telephone numbers). Talk Unlimited combines our basic Active Digital service with line rental and unlimited local and national calls for (pound)25.00 per month and accounts for approximately 10% of all of our telephony subscribers. By the end of 2001, Talk Unlimited was available in all of our franchise areas.

     Sales and Marketing

     In November 2001, we rebranded and now market our residential services under the "Telewest Broadband" brand name. This rebranding is intended to underpin our delivery of broadband services across our UK operations and bring all of our residential services under one name.

     Our marketing strategy is designed to increase penetration and average revenue per unit ("ARPU") while lowering selling costs. We rely primarily on integrated marketing campaigns, which combine radio, newspaper and poster advertising with telemarketing, direct mail and retail sales, and utilize more costly door-to-door selling primarily in newly marketed areas or for new products such as digital television services. In addition, we remarket our services in more mature franchise areas by contacting all non-customers within those areas by direct mail campaigns on a quarterly basis.

      Customer Service

     In 2001, we reduced the number of customer service centers from 14 to eight (six of which are dedicated to residential customer service, one of which is dedicated to both residential and business customer service and one of which is dedicated to internet customer service). We employ in excess of 2,000 customer service representatives. We have also opened a specialized customer service center in Liverpool to address the needs of our high-speed internet service customers.

     We are currently engaged in a customer service improvement program to improve installation and billing procedures, and the accessibility and performance of our customer service representatives.

     We also seek to provide our customers with prompt telephony and television repair service. Generally, repair services are carried out by our employees and installations and terminations are carried out by both our employees and independent contractors.

      Networks

     Our network consists of three parts: local distribution networks located in each franchise, our National Network, linking all of these franchises (excluding Eurobell, which we intend to have integrated by the second quarter of 2002); and a new interactive services platform, overlaying our National Network, which provides the backbone for our interactive digital and high-speed internet services. The network consists of 50 telephony switches, 18 analogue head-ends, a national digital head-end, a national data center, approximately 65,000 kilometers of fiber and coaxial cable, and various high-capacity electronics.

     Local Distribution Networks

     Broadband

     We provide broadband services (including digital television, analogue television and broadband internet services) using a hybrid fiber-coaxial network architecture. Analogue television signals are received at regional head-ends either from satellite or terrestrial antennas, and digital television signals are received from the national digital head-end. Both are then multiplexed together for transmission via the local distribution networks. Our networks use multiple fiber-optic cables to transmit signals from the regional head-ends to fiber nodes dedicated to small clusters of about 500 homes, at which point we use high-bandwidth coaxial cable to distribute the signals to individual customer homes. Our network has a high bandwidth (typically 750MHz) and is capable of two-way, high-speed data transfer.

     In the UK, cable operators generally have been required to install cable underground. Our network architecture is particularly suited to this environment because it is essentially service transparent, thereby allowing future service upgrades to be implemented (within current bandwidth constraints) primarily at the head-end and/or customer premises, without the need for extensive, expensive and time-consuming upgrading of the underground network. For example, we are introducing our digital television and high-speed internet services primarily through changes to head-end and customer premises equipment, rather than changes to the underground network.

     Telephony

     We provide telephony services using an "overlay" distribution network, which shares the same physical underground infrastructure as the broadband hybrid fiber-coaxial network and is connected to digital switches which have been installed in each of our franchise areas. The switches enable us to complete, within our own networks, local calls between our customers. In addition, they provide us with flexibility in selecting interconnection carriers for calls that terminate outside of our networks. The digital switches also enable us to gather information about customer calling patterns, which can be used to structure customized call pricing plans and discount programs, and to monitor fraud by identifying unusual or excessive call activity at an early stage. In addition to offering basic telephony services, the switches support enhanced calling features and complex services for businesses, including Centrex and Integrated Services Digital Network ("ISDN") services.

     Digital telephony signals typically are transmitted using synchronous digital hierarchy electronics ("SDH") over fiber-optic cable to a 500-home node, at which point the signal is converted to a conventional telephony signal and distributed to customers over twisted copper pairs. In addition, direct fiber connections can be made to businesses to deliver a wide range of higher-capacity data services.

     Throughout most of our franchise areas, both the hybrid fiber-coaxial and overlay networks have been built to enable delivery of both broadband and telephony services to customers. In a small number of business parks and city centers, we have built a telephony-only network in response to the needs of business customers who often only want telephone service.

     The National Network

     In 1998, we completed construction of our National Network, which links all of our franchises excluding Eurobell, which we intend to have integrated by the second quarter of 2002. Our National Network consists of 3,000 kilometers of high-capacity, multi-fiber optic cable, as well as fully resilient, state-of-the-art, SDH electronics.

     We use our National Network in a number of ways. Each of our telephony switches is linked through the network, allowing a greater proportion of calls to remain solely within our network, thereby saving on interconnection costs. The network is also used to distribute all of our digital and analogue television channels from our national head-end in Knowsley to each of our franchises. Similarly, our high-speed internet services are distributed over the network from our national data center in Knowsley. In addition, as discussed below, our National Network, as augmented with a national Internet Protocol ("IP") network, serves as the backbone for our interactive digital television and high-speed internet services.

     Internet Protocol Network

     In 1999, we augmented our National Network with a national IP network and commenced deployment of an interactive services platform, which has now been completed. The IP network consists of 13 high-capacity asynchronous transfer mode switches, together with 54 high-capacity IP routers located in our existing facilities. This network provides the backbone for our interactive digital television services as well as our high-speed internet services. We expect to use the network to deliver a range of IP virtual private network-based data services to business customers.

     The interactive services platform has been deployed in parallel with our digital television and high-speed internet services. This platform consists of a range of application servers, application software and customer premises equipment such as our digital set-top boxes and cable modems.

   Business Services Division

     Markets and Products

     We recently rebranded our Business Division as "Telewest Business." Our local networks and National Network allow us to offer a wide range of advanced communication services to businesses. These services are sold to SMEs (businesses with up to 500 employees) and certain targeted larger businesses.

     We believe that the SME market, in particular that part of the market comprised of medium to large SMEs, represents an attractive opportunity because of its increasing requirement for voice, data and internet services, in particular because SMEs:

     o account for a significant percentage of the total UK business telecommunications spend; and

     o make buying decisions locally and need technical support locally -- both requirements that we are particularly well suited to meet.

     Larger businesses have complex requirements for communication services, and the core capabilities of our network enable us to provide an array of managed network services (e.g., advanced telephony, private networks and virtual private networks, and integrated data and internet services) to meet those requirements.

     Our business services range from simple voice and point-to-point private circuits to more specialized products including hybrid managed Centrex and our recently launched IP Virtual Private Networks ("IPVPN"). In addition, we offer other services including Integrated Services Digital Network ("ISDN") services, which allow high-speed, simultaneous transmission of voice, data and video over a telephone line; and internet access over leased or ISDN lines.

     Telewest Business is focused on the delivery of business solutions through an effective combination of voice, data and internet services. Telewest Business offers "blueyonder workwise," the UK's first broadband internet service aimed specifically at SMEs. This service offers e-commerce services (including managed e-mail, web hosting, data back-up and business-related information) to support business customers. Blueyonder workwise is a joint venture with Cobweb Solutions Limited and is 70% owned by us.

     During 2001, we launched the first hosted Microsoft Exchange service by any network operator in Europe, which is available through our blueyonder workwise business portal. In the first quarter of 2001, this service won the "Best Application For An ISP" award from the ISP Association ("ISPA"). As of December 31, 2001, this service had attracted approximately 3,500 licenses.

     We are a leading supplier to the UK travel industry with advanced e-commerce services including "Endeavour," our internet travel portal, which links travel agents to reservation systems. On June 4, 2001, we purchased Rapid Travel Solutions Limited, a supplier of applications to the UK travel industry. We believe that this acquisition will enable us to accelerate our development of enhanced IP-related services to be offered to the UK travel market as well as the broader UK SME market.

     Our Carrier Services Unit offers managed voice and data services to other carriers and operators and services to ISPs, such as un-metered access, as well as the use of our fiber optic National Network for the handling of voice and data communications. This exploits our fixed network investment by providing additional revenues from the operations of other carriers.

     The Carrier Services Unit also focuses on strategic partnerships with large carriers (e.g., UK mobile operators), and this unit is responsible for managing all of our interconnection activity with the objective of optimizing our telephony margins.

     Sales and Marketing

     The Business Division is positioned as a high-quality, price-competitive network provider. We employ direct sales forces focused on each of our target customer areas and we are constantly developing new products to meet the requirements of those markets.

     We also rely on telemarketing (by both our own employees and independent telemarketing companies) and direct mail. Telemarketing leads are followed up by our direct sales forces. Our business sales representatives also contact each major business customer regularly to ensure service satisfaction and to market additional services appropriate for that customer.

     Customer Service

     Business customers require specialized customer service. This is provided through dedicated call centers which provide specialized fault handling and resolution services.

   Sources of Supply

     Programming

     Our contracts with programming suppliers generally run from twelve months to five years. In general, we pay for our basic programming based on the number of customers subscribing to a particular channel. Some of our programming contracts also provide volume discounts that reduce per-subscriber charges as the number of customers subscribing to a channel increases. Certain of our franchises must provide specified terrestrial television services, which are provided to us and our customers without charge.

     Like all UK cable television operators, we obtain a significant amount of our premium programming and some of our basic programming under various arrangements with BSkyB, historically the exclusive supplier of most premium programming in the UK. BSkyB's programming is generally popular in the UK and is important in terms of attracting and retaining cable television customers. We purchase premium programming from BSkyB pursuant to an industry rate card. The industry rate card sets out the terms and conditions for the supply of programming by BSkyB to UK cable operators that do not have separate agreements with BSkyB.

     In January 2000, the Office of Fair Trading launched a competition review of BSkyB's pay-television activities, including its supply of premium channels on a wholesale basis to us. On December 17, 2001, the Office of Fair Trading announced that it was proposing to make a decision that BSkyB behaved anti-competitively by abusing its dominant position in the wholesale market for the provision of pay premium sports and film channels. Specifically, the Office of Fair Trading announced its proposed decision that certain conduct of BSkyB infringes Chapter II of the Competition Act 1998, in particular:

     o BSkyB's margin between the wholesale price it charges distributors and the retail price paid by its own subscribers may not be wide enough to allow a normal profit to be made by a third-party distributor of its premium channels (e.g., Telewest), even if it is as efficient as BSkyB in distribution;

     o the discounts BSkyB gives distributors when they take packages of premium channels may be set at a level that prevents rival premium channel providers from entering the market; and

     o the discounts that BSkyB offers to distributors on one version of its rate card for its premium sports and film channels (i.e., the "Pay-to-Basic" version) may prevent rival premium channel providers from entering the market and may distort distributors' marketing decisions.

     The Office of Fair Trading has stated that it does not anticipate being in a position to make a final decision before the summer of 2002. In addition, BSkyB could appeal against any unfavorable decision from the Office of Fair Trading to the Competition Appeals Tribunal, and it could take up to six months for the Competition Appeals Tribunal to complete its review and render a decision. It is possible that the Office of Fair Trading will require BSkyB to pay a fine and/or require BSkyB to alter its pricing policies in a manner which may benefit us as a purchaser of premium programming. Until such time as a final decision is rendered, however, we will not be able to assess the likely future level of wholesale rates in respect of BSkyB's premium channels.

     In addition to providing programming to cable operators, BSkyB competes with us and other UK cable operators by offering its programming directly to its digital satellite customers.

     Our other significant suppliers include Viacom, Discovery and Turner (America Online/Time Warner). Suppliers of popular programming may decide to introduce new channels to be packaged with their existing programming options or otherwise increase our costs of purchasing existing and new programming.

     Certain of our programming contracts contain fixed revenue or minimum revenue guarantees.

     Services and Equipment

     We obtain services and equipment for the construction and operation of our cable systems from numerous independent suppliers. These services (including civil engineering services) and equipment generally have been purchased under short-term contracts (typically one year or less), although contracts for interconnection services are longer.

     We believe that we can purchase substantially all of the services and equipment we need to operate our business from more than one source. However, if the supplier of a product that involves significant lead time for production and delivery were to be unwilling or unable to supply it, we could suffer disruptions in the operation of our business, which could have an adverse effect on our results of operations. We own almost all of the cable network equipment utilized on our network other than our digital telephony switches, which are being leased under finance leases from Nortel plc and The Royal Bank of Scotland plc.

     We have experienced no significant difficulty in obtaining timely deliveries of services and equipment within the past 12 months and believe we have adequate inventories of significant equipment. In order to reduce warehousing expenses, maximize inventory control and minimize the possibility that we will not have sufficient inventory, we have centralized warehouse operations through a third-party supplier of warehousing services. Our failure to obtain timely deliveries of services and equipment and to maintain adequate inventories of significant equipment could, however, have a material adverse effect on our results of operations.

     Content Division

     The core business of Flextech (our Content Division) is the supply of entertainment, information and interactive content and services to the UK pay-television and online markets.

     We are the largest supplier of basic (i.e., non-premium) thematic channels to the UK pay-television market, supplying approximately 20.4% of UK basic pay-television viewing in 2001 as measured by Broadcasters' Audience Research Board Ltd. We have four wholly owned channels: Living TV, Bravo, Trouble and Challenge TV and are also BBC Worldwide's 50:50 partner in "UKTV," which currently has nine channels: UK Gold, UK Gold 2, UK Style, UK Style +1, UK Horizons, UK Horizons +1, Play UK, UK Drama and UK Food.

     Depending upon the distribution agreement with the platform operator and the package chosen by the customer, our wholly owned and UKTV channels are available on our own analogue and digital platforms, BSkyB's digital platform and NTL's analogue and digital platforms. Until ITV Digital ceased delivery of programming of pay television, it was also available on ITV Digital's digital platform. These channels generate revenue based on the number of customers subscribing to programming packages carried by the relevant platform operators. Further revenues are generated by the sale of air time and sponsorship to advertisers and advertising agencies by Flextech's in-house advertising sales department.

     Flextech also oversees 12 owned and managed websites. These include blueyonder and websites supporting Flextech's wholly owned channels, UKTV channels and third-party sites, such as NTL World.

     On July 31, 2001, we announced that we had entered into a joint venture with International Creative Management Ltd and Extreme Finance to invest in creative talent in the games development arena. The first step in the collaboration is the creation of START! games, which will focus on identifying original and creative games concepts at an early stage. Creators will be provided with funding to develop concepts to the prototype level, and we will have first refusal on the rights to distribute products to our customers over our cable network. In addition, we have established ICM Interactive Ltd with the two other joint venture parties with a view to building the UK's premiere agency for creative talent in the games department.

     Flextech's transactional services include a 36% interest in sit-up Ltd, which operates the UK home shopping channels Screenshop and bid-up tv. These services generate transactional revenues based on their sales of products and services through television and online.

     In April 2002, we agreed to dispose of our 38% interest in TVT to USA Networks Inc. as part of USA Networks Inc.'s agreement to purchase TVT. Liberty Media owns a 20% interest in USA Networks Inc.

     Our other content-related investments include a shareholding of approximately 17% in SMG plc ("SMG"), an information and entertainment services company.

Acquisitions and Disposals

     Our strategy is to capitalize on our ability to deliver a range of voice, video and interactive services, including branded digital media content, across multiple platforms to increase our customer base and increase revenues per customer and to do so by applying our resources to those projects that have an immediate positive impact on our results. We continuously review possibilities for accelerating delivery of bundled broadband services to residential and business customers via a range of existing and new distribution platforms, including internet and wireless technology. To do so, we may from time to time acquire one or more companies or their assets and/or enter into strategic relationships, which could take the form of long-term access to our network in exchange for rights to content with or without minority equity investments.

     We review possible acquisitions in line with our strategy and believe that there may be attractive opportunities for such acquisitions in the future. Any such acquisitions may be funded, to the extent available, from internally generated funds, the incurrence of indebtedness or the issuance of equity, or a combination thereof. We may also dispose of or exchange companies, franchises, businesses or other assets as part of our strategy to focus on those businesses which have the most beneficial impact on our results.

      The UK and European communications markets have undergone and continue to undergo a period of significant consolidation. We review possible business combinations involving UK and European operators. Our significant shareholders own interests in other European operators and may also, from time to time, explore possible transactions to combine the operations of those operators with ours. Any business combination could increase our indebtedness and funding needs and otherwise adversely affect our financial condition and results of operations.

Competition

     Our broadband products and services compete with those of a wide range of companies that use a variety of sophisticated and rapidly changing technologies. Competition is intense in all the markets in which we compete.

     Cable Television

     The principal competitors to our cable television business are the following:

     Terrestrial

     Terrestrial television viewing in the UK has long been one of the most popular forms of entertainment, and daily viewing time in the UK has been among the highest in the world. Five broadcast channels are the predominant source of television programming. Although the terrestrial television channels in the UK generally are perceived as providing high-quality programming, we believe that viewers have a desire for a wider variety of television programming. We believe that acceptance of alternative programming, together with the relatively high penetration of direct-to-home ("DTH") satellite services, demonstrates a willingness by many consumers in the UK to pay for additional programming. See "-- Digital Television Services" below for a description of digital terrestrial television services.

     DTH Satellite

     DTH satellite services are widely available in the UK from BSkyB. BSkyB is the sole distributor of pay-satellite television programming in the UK and is our principal competitor in the UK pay-television market as well as one of our most important sources of programming. A significant amount of our premium programming and some of our basic programming is obtained from BSkyB. On June 15, 2000, BSkyB announced that it had renewed an agreement with the Premier League (the UK's top football league) to provide exclusive coverage of selected Premier League games for a three year period. Our inability to obtain this or any other programming at a reasonable cost could materially affect our business. In addition to the Premier League programming we purchase from BSkyB, we have also purchased directly from the Premier League the rights to show certain Premier League games on our pay-per-view channels. In addition, certain programming carried by competing digital service providers may not be available to Active Digital subscribers. For example, "Sky Sports Extra," a popular sports program offered to BSkyB's digital subscribers, is not available to Active Digital subscribers. See "-- Sources of Supply -- Programming."

     BSkyB currently offers its DTH satellite service customers pay-per-view services throughout the UK, including in our franchise areas. We currently offer our customers the Front Row pay-per-view service as well as BSkyB's pay-per-view events services.

     Digital Television Services

      Competition in the pay-television market has dramatically increased as a result of the commencement by BSkyB and ITV Digital of their respective DTH satellite and terrestrial digital television services in October 1998 and November 1998, respectively. As at March 31, 2002, BSkyB had attracted over 5.9 million subscribers, and as at December 31, 2001, ITV Digital had attracted over
1.2 million subscribers. Competition in this market was further enhanced by offers of free set-top boxes from BSkyB and ITV Digital and BSkyB's offer to bundle free internet access and discounted indirect telephony access with our digital television services. We expect that BSkyB may not continue to supply free set-top boxes in the future, and it is impossible to predict how this would impact competition in the market for digital television services.

     On March 27, 2002, ITV Digital was put into administration. On April 22, 2002, the administrators announced that they would be seeking a buyer for ITV Digital. On April 30, 2002, the administrators announced that they could not procure a buyer and would switch off ITV Digital's pay-television channels and liquidate its assets. Currently, the Independent Television Commission is reviewing bids to purchase the licenses previously held by ITV Digital. It is expected that the Independent Television Commission will announce the winning bidders on July 4, 2002. We cannot predict how this reduction in competition in the digital television services will affect our business, operating results and financial condition. Although we are losing programming revenues that we otherwise received from ITV Digital, we believe that a majority of ITV Digital's former subscribers will over time migrate to platforms (including our own) from which we will receive subscriber and/or advertising revenues. Although failure to recoup revenues from these subscribers would negatively impact our business performance, such failure would not be critical.

     In addition, BSkyB continues to differentiate its digital products and services from ours. Sky Sports Extra, an interactive sports channel, is only available to BSkyB's direct subscribers. BSkyB also offers digital interactive television services and has arrangements with a number of third-party service providers that provide certain digital products and services uniquely to BSkyB.

     BSkyB has also entered into an alliance with TiVo Inc., which produces personal video recorders that allow television viewers to "time-shift" programming, and has acquired the Sports Internet Company, which has extensive agreements with Premier League football teams for the provision of internet portals. In addition, BSkyB launched Sky Plus, a personal video recorder product. We currently do not market a product that is comparable to Sky Plus.

      On March 28, 2002, Pace announced its launch of a set-top box that plugs into an analogue television and provides access to free-to-view digital channels. These channels include BBC Four, CBeebies and ITV2 as well as digital versions of the five terrestrial channels. Pace has announced that these digital set-top boxes will retail for (pound)129.99. We cannot predict the success of digital free-to-view services, particularly given that ITV Digital is in administration and the possible migration of its digital terrestrial subscribers to other pay-television or to free-to-air services. If these services are successful, our revenues in the digital pay-television market could be affected.

      In addition, the UK government has indicated its commitment to providing a wide range of free-to-view programming and has given permission to the BBC to produce additional free-to-view channels. Some of these programs will be available on our digital platform. We currently cannot assess the impact of these new free-to-view channels on our digital pay-television market. If the market develops for free-to-view digital channels, our business, operating results and financial condition could be materially adversely affected.

     On October 21, 1999, we launched our digital television service under the "Active Digital" brand. Active Digital is comprised of a wide array of television and radio channels, pay-per-view movies, interactive services and television e-mail, and is available to all of our subscribers except those in the Eurobell areas and our Cabletime subscribers. We believe that our digital television services should have several advantages over those provided by BSkyB and ITV Digital, as a result of, among other things:

     o digital system capacity significantly greater than that was available on the ITV Digital system (which upon cessation of its services offered the equivalent of only 30 television channels); and

     o our system's capacity to integrate digital broadcast services with generic broadband access services (e.g., those available via cable modems).

     Interactive Services

     There are a small number of service providers that operate pay-per-view-type interactive services on the BT broadband network. If the market develops for these types of interactive services, our business, operating results and financial condition could be materially adversely affected.

     New Technologies

     The extent to which new media and technologies will compete with cable television systems in the future cannot be predicted. We cannot assure you that such media or technologies will not become dominant in the future and render cable television systems less profitable or even obsolete. There are several new and emerging technologies that allow for the provision of broadband services, including those that will directly compete with our cable television services. In addition, our business plan contemplates the introduction of services using new technologies. Our investments in those new services may prove premature and we may not realize anticipated returns on these new products. The cost of implementation for emerging and future technologies could be significant, and our ability to fund such implementation may depend on our ability to obtain additional financing. We cannot be certain that we would be successful in obtaining any additional financing required.

     A condition has been added to BT's license which requires it to make its local access loops available as leased circuits to other public telecommunications operators on a wholesale basis, subject to any price regulation by the Office of Telecommunications. Operators are now able to upgrade BT's local access loops to provide higher bandwidth capacity by using ADSL technology at BT's local exchanges and at customer premises. In addition, BT has launched both retail and wholesale ADSL services. BT is also now supplying other operators high bandwidth capacity on a wholesale basis.

     As of January 1, 2002, there were no regulatory restrictions on the provision of broadcast services by telecommunications operators, and various operators are likely to offer television and video services over their networks. BT has indicated that it intends to provide television services over its network using ADSL technology, which makes it possible for telecommunications operators to transmit television and video content over telephone lines at high speeds.

     The availability of ADSL and other local loop broadband technologies will increase the availability of services that compete with our analogue and digital television services, our internet services and our interactive services.

     In May 2000, the UK government completed its auction of five UMTS (e.g., third generation) frequencies, which can be used to transmit broadband services. The announced winners of the auction were Hutchinson 3G, O2, Orange, T-Mobile and Vodafone. We expect these companies to launch their UMTS services during 2003. This will widen competition in the provision of broadband services.

     Cable Telephony

      Price competition in both the residential and business telephony markets is increasing, principally as a result of general price competition, and the introduction of carrier pre-selection and number portability. BT, our principal competitor in the residential telephony market, has an established market presence, a fully built network and resources substantially greater than our own. As BT provides approximately 81% of all UK residential telephony lines, our ability to convince BT consumers to switch to our services will largely determine our success in the residential telephony market. We also are increasingly subject to competition from mobile network operators as customers choose to use their mobile phones as a substitute for their fixed-line telephones. This, along with BT's aggressive marketing campaigns and price cutting to retain and win back customers, has intensified competition in this market.

      In addition, we incur a significant amount of costs relating to the interconnect/call termination rates charged by UK mobile phone networks. Following a consultation in September 2001, the UK Office of Telecommunications announced that it intended to impose a price cap of RPI less 12% on the interconnection/call termination rates of the UK mobile networks. This decision was rejected by all four mobile operators and referred to the Competition Commission in January 2002. The Competition Commission is expected to conclude this case in July 2002. Until a final decision is rendered, we will not be able to assess our likely future level of costs relating to the interconnection/call termination rates charged by UK mobile phone networks.

     We believe that price is one of the most important factors influencing UK customers to switch from BT. Consequently, we seek to provide savings on the cost of our calls as compared to BT. BT, however, has continued to modify its telephony rate structure, increasing line rental charges and decreasing the cost of its calls. We expect that regulatory and competitive pressures will cause BT to reduce its prices further in each of the next few years. Accordingly, although we intend to remain competitive, in the future we may be unable to offer residential telephony services at rates lower than those offered by BT and may therefore experience a decline in our average monthly residential line revenues, lower than desired penetration rates and a decline in total revenues. A decline in revenues or penetration rates may adversely affect our financial condition and results of operations.

     It is possible that BT and other telecommunications operators, which may have greater resources than ours, will provide increased competition in the residential telephony market and could prevent us from increasing our share of the residential telephony market.

     A significant proportion of our telephony revenue is derived from internet telephony traffic. For a discussion of competition in the provision of internet services, see "-- Internet Services" below.

     BT is also our principal competitor in the business telephony market and provides approximately 87% of all UK business telephony lines.

     Business telephony providers compete based on price, range and quality of services, and we expect price competition to intensify among existing and new market participants. Most of our competitors in the business telephony market have substantial resources that could be used to expand their businesses into our existing markets. Any such efforts could affect our ability to compete effectively in the business telephony market.

     We also compete for residential and business customers with cellular network operators. Competition from these operators could increase, particularly if their call charges are reduced further or their service offerings are expanded or improved.

     Internet Services

     On February 14, 2000, we introduced SurfUnlimited, an unmetered, dial-up internet access service to enhance our presence in the internet market. In March 2000, we began rolling out blueyonder broadband, our high-speed internet service. These services compete in a rapidly evolving marketplace and with products and services provided by companies in the telecommunications, information, media, entertainment and advertising fields. SurfUnlimited, pay-as-you-go and blueyonder broadband compete for usage, subscribers, advertising and e-commerce with a variety of companies offering dial-up and high-speed internet services, including:

     o service providers such as America Online and LineOne, a joint venture between BT, News International and United News & Media;

     o    local and national internet access providers such as Freeserve;

     o "portals" (organizers of internet content/search engines) such as Yahoo! Inc. and Infoseek Corporation; and

     o    content owners such as the BBC and The Walt Disney Company.

     In August 2000, BT launched "BTopenworld," a high-speed internet service and broadband portal based on ADSL technology. BT priced this product, which operates at speeds comparable to those of blueyonder, at (pound)29.99 per month ((pound)27.00 per month if paid by direct account debit). BT also offers a wholesale version of this service. In addition, following the Office of Telecommunications' decision to mandate that BT offer wholesale access to any high-bandwidth capacity that it rolls out (i.e., ADSL) and allow unbundled access to its local access loops to those ISPs who wish to install their own broadband equipment at BT's local exchanges, several companies have launched competing ADSL-based, high-speed internet services.

      On February 26, 2002, BT announced reductions in the wholesale price of its broadband (ADSL) line rental and its intention to embark on joint marketing projects with its wholesale ADSL customers. On February 27, 2002, BTopenworld Broadband, BT's broadband ISP, announced that it would reduce the price it charged for broadband to (pound)29.99 per month. In April 2002, BT announced the launch of new retail broadband products that will compete with our blueyonder broadband product. BT Broadband provides customers with high-speed direct internet access for (pound)27.00 per month if paid by direct account debit. BT Broadband will not provide value-added services such as e-mail, free personal web space and content as part of this "no frills" service, but instead will allow its customers to choose the portfolio of services and content they want. BT Broadband is facilitated by a "plug and play" set-up that customers can install themselves. According to BT, as of March 31, 2002, it had 170,000 subscribers to its Broadband service. BT will make this service widely available in the autumn of 2002. In June 2002, we launched our new 1024 kb (i.e., 1 Mb) blueyonder residential internet service to all of our customers across the UK. This service is available for (pound) 35.00 per month, when taken with other Telewest Broadband services, or (pound) 39.99 on its own. This is a (pound)
10.00 premium over our standard (i.e., 512 Kb) broadband access. Our 1 Mb blueyonder residnetial internet service currently operates at speeds faster than BT's broadband service and the services of ADSL providers using BT's network. If our blueyonder broadband product does not develop and sustain market acceptance, our business, operating results and financial condition could be materially adversely affected.

     Many of the companies we expect to compete with in the provision of internet services have substantially greater resources and internet experience than we do, which could adversely effect our ability to compete successfully in this market.

     Currently, we are not required to support third-party service providers on our broadband network. Hence, blueyonder broadband is the only broadband service available to our subscribers.

     Content

     Programming is available from a variety of terrestrial and satellite suppliers, including from our principal competitor, BSkyB. BSkyB has historically been the principal supplier of most premium programming in the UK, which includes movies, sports and special events, and also supplies some basic programming which includes general and sports news. BSkyB also purchases programming from us, including our wholly owned channels (e.g., Trouble, Bravo, Living and Challenge TV) and the UKTV channels. BSkyB currently has approximately 5.9 million digital television subscribers, which allows it to purchase programming from third parties under advantageous terms and to distribute that programming and its own premium and basic programming to its subscribers at prices that may be less than the prices that we charge our subscribers for our programming.

     The markets for our interactive products and media properties have only recently begun to develop, are rapidly evolving and are increasingly competitive. Demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. Furthermore, there are no substantial barriers to entry in these markets, and we expect that competition will continue to intensify. If the market develops more slowly than expected or becomes saturated with competitors, or if our products and media properties do not develop and sustain market acceptance, our business, operating results and financial condition could be materially adversely affected.

     In October 2001, we entered into an agreement with STAR, a wholly owned subsidiary of News Corporation, to carry STAR News and STAR Plus, the Asian news and entertainment channels. These channels have been available as premium channels to our Active Digital customers since October 19, 2001.

     In December 2001, we entered into an agreement with Emap Performance TV to launch six new dedicated music channels to our broadband television customers. One of the channels, the Box, is part of our essential package for our digital viewers, with the Kiss, QTV, Kerrang, Magic and Smash Hits channels available in our "supreme" package.

Regulatory Matters

     Overview

     Cable television and telephony services in the UK are regulated under the Broadcasting Act 1990, the Telecommunications Act and the Broadcasting Act 1996. Our supply of cable television and telephony services requires two principal licenses:

     o a license issued under either the Cable and Broadcasting Act 1984 (prior to 1991) or under the Broadcasting Act 1990 (after 1991), which permits the holder to provide cable television services within the area or areas specified by the license; and

     o    a Telecommunications Act license.

     In addition, operators may apply for a national license under the Telecommunications Act to provide telecommunications services outside the area covered by their franchise-specific Telecommunications Act licenses. We currently have three national telecommunications licenses.

     Regulatory Authorities

     The principal regulators of the UK cable television and telephony industry are the Independent Television Commission, the Office of Telecommunications under the direction of the Director General of Telecommunications, the Office of Fair Trading acting on behalf of the Secretary of State for Trade and Industry (the "Secretary of State"), the Department of Trade and Industry and the Department of Culture, Media and Sport.

      In March 2002, the UK government adopted the Office of Communications Act 2002, which established the Office of Communications. The Office of Communications' initial function is to facilitate, in conjunction with the existing regulators, the implementation of proposals concerning the substantive reform of communications regulation in the UK. In May 2002, the UK government published a draft Communications Bill, which addresses the substantive reform of communications regulation and the way in which the UK will implement the new Directives. This draft Communications Bill will merge the regulatory functions of the Office of Telecommunications, the Independent Television Commission, the Broadcasting Standards Commission and two entities which regulate the UK radio industry into the Office of Communications. The draft Communications Bill will be subject to a consultation period of three months as well as pre-legislative scrutiny by a joint committee of both Houses of Parliament before it is considered by Parliament.

     Independent Television Commission

     The Broadcasting Act 1990 established the Independent Television Commission to license and regulate commercial broadcast television services (terrestrial, cable and satellite) and the Radio Authority to regulate radio services. The Independent Television Commission's functions are, among other things, to grant licenses for television broadcasting activities (including cable television licenses) and to regulate the commercial television sector by issuing codes on programming, advertising and sponsorship, monitoring programming content and enforcing compliance with the Broadcasting Act and license conditions. The Independent Television Commission has the power to vary licenses, impose fines and revoke licenses in the event of a breach of license conditions. The Independent Television Commission also enforces ownership restrictions on those who hold or may hold an interest in licenses issued under the Broadcasting Act. The Independent Television Commission is also overseeing the introduction of digital television in the UK.

     Office of Telecommunications

     The Telecommunications Act provides a licensing and regulatory framework for telecommunications activities in the UK and established the office of the Director General of Telecommunications supported by the Office of Telecommunications, as an independent regulatory authority. The functions of the Director General of Telecommunications under the Telecommunications Act include monitoring and enforcing compliance with Telecommunications Act license conditions, establishing and administering standards for telecommunications equipment and contractors, investigating complaints and exercising certain functions to promote or ensure competition in telecommunications markets. The Director General of Telecommunications may modify Telecommunications Act license conditions either with the agreement of the licensee and following a statutory period of public consultation or, if necessary, following a report of the Competition Commission. The Director General of Telecommunications is also empowered to issue enforcement orders requiring compliance, where the conditions of a Telecommunications Act license have been breached.

     Office of Fair Trading

     On February 7, 2000, the Office of Telecommunications and the Office of Fair Trading jointly issued a guideline ("The Application of the Competition Act in the Telecommunications Sector"). Pursuant to the Competition Act 1998, the Director General of Telecommunications and the Director General of Fair Trading share concurrent responsibility for enforcing UK competition law in the telecommunications sector, in particular as to investigating relevant mergers, restrictive practices and anti-competitive behavior.

     Department of Trade and Industry

     The Department of Trade and Industry oversees telecommunications policy and the Secretary of State is responsible for, among other things, issuing Telecommunications Act Licenses and implementing directives issued by the Council of Ministers or the European Commission ("EC Directives") relating to telecommunications. In addition, the Secretary of State has ultimate responsibility for enforcing UK general competition law.

     Department of Culture, Media and Sport

     The Department of Culture, Media and Sport is responsible for, among other things, determining the principles of broadcasting and media ownership policy.

      Cable Television Regulation

      Cable Television and Satellite Television Licenses

      We have a non-exclusive national broadcast license that allows us to distribute television services throughout the UK. We also hold 16 licensable program service licenses that enable us to produce local programming, including local advertisements.

      The television channels provided by Flextech are also regulated under the Broadcasting Act 1990 and the Broadcasting Act 1996. Flextech provides all of its television channels by telecommunications satellite and by licensable telecommunications networks. Each television channel provided by satellite has its own satellite television service license granted by the Independent Television Commission, and each television channel delivered by a licensable telecommunications network has its own licensable program service license granted by the Independent Television Commission. These satellite television licenses are granted on demand, subject to certain restrictions set out in the Broadcasting Act 1990. Satellite television licenses are issued for a period of ten years. There are no prohibitions on re-applying for a new license once the old license has expired. There are no positive program obligations in terms of quality or diversity, but it is a condition of each license that the licensed service conforms to the consumer protection requirements and provisions of the Independent Television Commission's codes on programming, advertising, sponsorship and advertising breaks.

      The Independent Television Commission has a duty to ensure fair and effective competition in the provision of licensed services and services connected with them. Licenses issued by the Independent Television Commission have conditions which prohibit practices or arrangements prejudicial to such competition.

      The Independent Television Commission has the power to vary the terms of satellite television licenses but only after the licensee has been given a reasonable opportunity of making representations about any proposed variation and, where the proposal is to vary the license period, only where the licensee has consented to such variation.

      Holders of satellite and cable television licenses are required to pay an annual license fee. The fees of the satellite licenses are related to the scale, scope and revenue-earning capacity of each television service and are based upon revenues from advertising, sponsorship and subscriptions. The current tariffs range from 0.0055% to 0.1810% of revenues and can be amended by the Independent Television Commission. The fee for the national cable television (local delivery service) license is related to the number of homes passed.

      Revocation of Cable Television Licenses and Satellite Television Licenses

      The Independent Television Commission is empowered to revoke cable television licenses and satellite television licenses where the licensee fails to comply with its conditions or a direction from the Independent Television Commission, in certain circumstances on a change of control of a licensee, and to enforce ownership restrictions in the applicable broadcasting law.

      Cable television licenses and satellite television licenses are transferable only with the prior written consent of the Independent Television Commission.

      Ownership Restrictions

      The Independent Television Commission has a general duty to ensure that cable television licenses and satellite television licenses are held by "fit and proper" persons. The Broadcasting Act 1990, as amended, also contains specific restrictions on the types of entities that may hold cable television licenses and satellite television licenses or interests therein or control the holders of such licenses. On October 23, 1998, the Independent Television Commission announced that it had revised its approach to assessing concentration of ownership in the cable sector to more accurately reflect the cable sector's position within the pay-television market. Concentration of cable ownership will now be measured by assessing a cable systems operator's connected homes as a proportion of all pay-television homes. When, on this basis, a change in ownership would lead to the creation of a market share in the pay-television market exceeding 25%, the Independent Television Commission will consider whether competition concerns exist. If so, the Independent Television Commission will raise those concerns with the Office of Fair Trading, which has a general duty to review mergers in the UK. This could limit the possibilities for any future consolidation in the UK cable sector, notwithstanding that certain cable mergers have been permitted following referral to the Competition Commission. We cannot assure you that future consolidation will not be discouraged or prohibited.

      Price Regulation of Cable Television

      Cable television pricing in the UK is not subject to pricing restrictions, including price limitations, rate of return assumptions or similar mechanisms of the kind imposed under US cable regulations. The Independent Television Commission does not have the power to mandate such price regulation. However, all pay-television services are subject to a "fair and effective competition" condition found in each license issued by the Independent Television Commission and the application of general competition law and, at the wholesale and retail level, examination by the Office of Fair Trading. As a result of its review in December 1996 of BSkyB's position in the wholesale pay-television market, the Office of Fair Trading required informal undertakings from BSkyB in connection with the industry rate card (which governs the price for the wholesale supply of BSkyB programming where no other contract for such programming has been entered into). In January 2000, the Office of Fair Trading launched a competition review of BSkyB's pay-television activities, including a review of the 1996 undertakings. On December 5, 2000, an investigation was launched by the Office of Fair Trading to review BSkyB's position in the pay-television market. On December 17, 2001, the Office of Fair Trading announced that it was proposing to make a decision that BSkyB had behaved anti-competitively by abusing its dominant position in the wholesale market for the provision of pay premium sports and film channels. Specifically, the Office of Fair Trading announced its proposed decision that certain conduct of BSkyB infringes Chapter II of the Competition Act 1998, in particular:

     o BSkyB's margin between the wholesale price it charges distributors and the retail price paid by its own subscribers may not be wide enough to allow a normal profit to be made by a third-party distributor of its premium channels (e.g., Telewest), even if it is as efficient as BSkyB in distribution;

     o the discounts BSkyB gives distributors when they take packages of premium channels may be set at a level that prevents rival premium channel providers from entering the market; and

     o the discounts that BSkyB offers to distributors on one version of its rate card for its premium sports and film channels (i.e., the "Pay-to-Basic" version) may prevent rival premium channel providers from entering the market and may distort distributors' marketing decisions.

      The Office of Fair Trading has stated that it does not anticipate being in a position to make a final decision before the summer of 2002. In addition, BSkyB could appeal against any unfavorable decision from the Office of Fair Trading to the Competition Appeals Tribunal, and it could take up to six months for the Competition Appeals Tribunal to complete its review and render a decision. It is possible that the Office of Fair Trading will require BSkyB to pay a fine and/or require BSkyB to alter its pricing policies in a manner that may benefit us as a purchaser of its premium programming. Until such time as a final decision is rendered, however, we will not be able to assess the likely future level of wholesale rates in respect of BSkyB's premium channels.

      Regulation of Digital Broadcasting

      The Independent Television Commission and Digital Broadcasting

      In addition to establishing the Independent Television Commission's role in licensing and regulating commercial broadcast television service, the Broadcasting Act 1996 introduced provisions for the licensing of digital terrestrial broadcasting, which we believe will increase competition with respect to the cable television service provided by our operating companies.

      In November 1998, ONdigital, a joint venture between Carlton Communications plc and Granada Group plc, launched its terrestrial digital pay-television services, which compete with pay-television services from cable and satellite service providers. ONdigital and ONrequest, a pay-per-view joint venture between ONdigital and SDN Limited, provided the only terrestrial digital pay-television service in the UK. In April 2001, Carlton Communications and Granada Group announced that they were merging ONdigital with the core assets of the ITV Network, of which they are also principal shareholders. In July 2001, ONdigital was renamed ITV Digital and ONrequest was renamed ITV Select. On March 27, 2002, ITV Digital was put into administration. On April 30, 2002, the administrators announced that they could not procure a buyer and would switch off ITV Digital's pay-television channels and liquidate its assets. Currently, the Independent Television Commission is reviewing bids to purchase the licenses previously held by ITV Digital. It is expected that the Independent Television Commission will announce the winning bidders on July 4, 2002. We cannot predict how this reduction in competition in the digital television services will affect our business, operating results and financial condition. Although we are losing programming revenues that we otherwise received from ITV Digital, we believe that a majority of ITV Digital's former subscribers will over time migrate to platforms (including our own) from which we will receive subscriber and/or advertising revenues. Although failure to recoup revenues from these subscribers would negatively impact our business performance, such failure would not be critical.

      Interoperability

      We are currently in compliance with mandatory Independent Television Commission and European standards for digital television transmission, but we cannot assure you that our digital television systems will not be adversely affected by future European Commission or Independent Television Commission directives on uniform standards.

      The Department of Trade and Industry has also issued guidance on the UK implementation of the European Advanced Television Standards Directive. Areas included in such guidance include mandated common interfaces for digital apparatus.

      In December 2001, the European Parliament and the European Council adopted a new Framework Directive, which included an obligation on the Member States, including the UK, to encourage the use of standards and/or specifications identified by the European Commission needed to encourage the harmonized provision of electronic communications networks and services and associated facilities. The scope of the obligation may extend to inter-operability within the digital television services market, including the area of open standards and applications programming interfaces ("APIs"), and, in particular digital video broadcasting on a multi-media highway platform ("DVB-MPH") which relates to the APIs used in digital television apparatus and infrastructure supporting the same. The European Commission has already stated that DVB-MHP will be included in the List of Standards to be published under the Framework Directive. While our digital apparatus and network are not currently compliant with the DVB-MHP standard, compliance with the same is not currently mandated at either the UK or European level. However, the European Commission has the right under the Framework Directive to make the List of Standards compulsory where it has not been adequately implemented and the List of Standards is necessary to ensure inter-operability and freedom of choice for users.

      Telecommunications Regulation

      Telecommunications Act Licenses

      A Telecommunications Act license authorizes a cable operator to operate and, if Telecommunications Code powers are attached to the license, install the physical network used to provide cable television and telecommunications services in the franchise area to which the license relates. It also authorizes the operator to connect its system to other telecommunications systems.

      We have three national telecommunications licenses which allows us to provide telecommunications networks and services outside of our franchise areas. We currently have 42 franchise-specific Telecommunications Act licenses. All UK operating companies are also subject to class licenses for conditional access and access control, which contain additional obligations that may be triggered pursuant to an Office of Telecommunications's determination. No such determination has been made against us.

      Our Telecommunications Act licenses contain conditions regulating the manner in which we operate our telecommunications system; provide telecommunications services, connect our systems to others and generally operate our business. Our Telecommunications Act licenses obligate us to maintain certain services, including operator services, directory enquiries and 999 emergency services (the UK equivalent of 911 services). The Telecommunications Act licenses also contain a number of detailed provisions relating to the technical aspects of the licensed system (e.g., numbering, metering and the use of technical interfaces) and the manner in which the licensee conducts its business. In addition, the Telecommunications Act licenses contain prohibitions on undue preference and discrimination in providing a service, and licensees are subject to the Competition Act 1998. A cable operator's Telecommunications Act license requires the relevant licensee to comply with certain codes of practice and to provide information which the Director General of Telecommunications may require to carry out his statutory functions. Telecommunications Act licenses also contain an obligation to provide number portability.

      The fees payable for the Telecommunications Act licenses consist of an initial fee payable on the grant of the license and annual fees thereafter. The fees are based on a proportion of the costs of the Director General of Telecommunications in exercising his duties under the Telecommunications Act. The Office of Telecommunications has implemented a new framework for calculating license fees, but with the underlying policy of recovering administration costs remaining unchanged.

      Telecommunications operators, such as ourselves, must now pay annual fees ranging between (pound)3,000-(pound)15,000. If the costs of the Director General of Communications are estimated to be greater than all the fees collected, an extra fee may be levied on all operators. The total fee must not exceed 0.08% of the annual UK turnover of the business attributable to licensed activities, but this can be increased if the costs incurred are specifically due to the licensee's activities.

      A Telecommunications Act license is not transferable. However, a change of control of a licensee may be permitted subject to compliance with a notification requirement, provided the proposed change is not, in the opinion of the Secretary of State, against the interests of national security or relations with the government of a country or territory outside the UK.

      Term, Renewal and Revocation of Telecommunications Act Licenses

      Franchise-specific Telecommunications Act licenses are awarded for periods of between 15 and 23 years. National telecommunications licenses are for periods of 25 years each. On expiration of the initial period, a Telecommunications Act license continues on a rolling basis subject to a notice period (usually 10 years).

      A Telecommunications Act license may be revoked if the licensee fails to pay the license fees when due, fails to comply with an enforcement order, upon the occurrence of certain insolvency-related events or if the cable television license relating to the licensee's system is revoked, in relation to franchise-specific licenses only. A Telecommunications Act license may also be revoked if, among other things, the licensee fails to give the required notification to the Department of Trade and Industry of changes in shareholdings and changes in control and agreements affecting control of the licensee, or if the Secretary of State believes that any such change would be against the interests of national security or the UK government's international relations.

      Service Obligations

      A cable operator has no obligation under its various Telecommunications Act licenses to provide voice telephony services. Obligations concerning interconnection and price publication may be triggered at the point where we are deemed to have "significant market power" and/or are deemed to have "market influence." An operator will be deemed to have significant market power where either individually or jointly with others it enjoys a position of significant economic strength affording it the power to behave to an appreciable extent independently of competitors, customers and consumers, respectively. We have not received any directions from Office of Telecommunications stating that we are considered to have significant market power or market influence.

      Telecommunications Code

      The franchise-specific and the three national Telecommunications Act licenses held by us are subject to and have the benefit of the Telecommunications Code promulgated under the Telecommunications Act. The Telecommunications Code provides certain rights and obligations with respect to installing and maintaining equipment such as ducts, cables and cabinets on public or private land, including the installation of equipment on public highways. Cable operators also have the benefit of the New Roads and Street Works Act 1991, which provides them with the same rights and responsibilities with respect to construction on public highways as other public utilities. The UK Government is currently consulting amendments to the existing Telecommunications Code.

      European Directives

      As discussed below, in December 2001, the European Parliament and European Council adopted four new Directives that will affect the UK telecommunications regulatory framework. Each of these Directives must be implemented by all Member States by 2003. We do not anticipate that any of the Directives will result in any form of additional regulatory burden for us, given our current position in the market. The majority of the obligations included within the Directives apply to operators with "significant market power" (as defined below) in a specific market. For example, the provisions of the Access Directive generally only allow Member States to mandate access obligations on those operators that are deemed to have significant market power. In order to promote and protect consumer interests and/or competition however, national regulatory authorities have power to impose obligations to provide access on operators who do not have significant market power in objectively justifiable instances. This obligation has not been imposed in the UK in relation to us.

      For purposes of the new Directives, an operator will be deemed to have significant market power where either individually or jointly with others it enjoys a position of significant economic strength affording it the power to behave to an appreciable extent independently of competitors, customers and consumers. However, the European Commission is consulting on draft Guidelines on market analysis and the assessment of significant market power under the new Directives.

      One provision of the Authorization Directive, which relates to us and is not currently imposed under the UK Telecommunications Act 1984, requires the UK to move to a general authorization scheme, rather than the award and renewal of individual licenses.

      Under the Universal Service Directive, the UK has the discretion to provide for proportionate and transparent remuneration where there is a "must carry" obligation. Before implementing the provisions of the directive, a consultation will take place which will assess whether such provisions should be implemented in UK law, and if so, to what extent. The current intention is to transpose the Directive into UK law in or by July 2003.

      UK Office of Telecommunications: Implementation of Access Obligations Under the New EU Directives

      Following the finalization of the European Directives, in April 2002, the UK Office of Telecommunications launched a consultation on guidelines for applying the access obligations contained within the Access Directive. The consultation proposes how access obligations may be imposed on those operators found to have significant market power in a relevant markets. This consultation ends in July 2002.

      As of April 2002, the UK Office of Telecommunications has not decided to mandate open access (i.e., the opening of a telecommunications operator's network to other operators) in respect of UK operators under existing UK and EU legislation.

      Liberalization of Directory Enquiry ("DQ") Services

      In September 2001, the Office of Telecommunications announced that it intended to liberalize the provision of DQ services, specifically in relation to access to DQ services by BT's customers. We expect the Office of Telecommunications to finalize arrangements for this liberalization by the middle of 2002. We cannot predict the effect this process will have on our activities.

      Calls to Mobiles

      Following a consultation, in September 2001, the Office of Telecommunications announced that it intended to impose a price cap of RPI less twelve percent on the interconnection/call termination rates of the UK mobile networks. This decision was rejected by all four mobile operators and referred to the Competition Commission in January 2002. We have a significant amount of costs relating to interconnection with UK mobile networks and supported the original Office of Telecommunications decision of September 2001. We have given both written and oral evidence to the Competition Commission as part of its investigation of mobile call termination charges. The Competition Commission is expected to conclude this case in July 2002.

      Telewest Call Termination Rates

      Following a dispute with BT as to the level of our call termination charges, in March 2002, the UK Office of Telecommunications ruled in favor of us as to the level of charges we levy on British Telecommunications for terminating calls on our network. Such charges are levied on a pence-per-minute basis and are a revenue stream for us.

      European Union

      The United Kingdom is a Member State of the European Union ("EU"). As such, it is required to enact national legislation which implements EU Directives. As a result, we have been significantly affected by regulation initiated at the EU level.

      A series of new Directives will revise the regulatory regime concerning communications services across the EU. They include the following:

      o Directive for a New Regulatory Framework for Electronic Communications Networks and Services (referred to as the Framework Directive);

      o Directive on the Authorization of Electronic Communications Networks and Services (referred to as the Authorization Directive);

      o Directive on Access to and Interconnection of, Electronic Communications Networks and Services (referred to as the Access Directive); and

      o Directive on Universal Services and Users' Rights relating to Electronic Networks and Services (referred to as the Universal Service Directive).

      Each of the Directives was adopted by the EU Council of Ministers on February 14, 2002. EU Member States will be required to transpose them into their national law within 15 months after their publication in the European Official Journal. Additionally, there is one further Directive still in an earlier stage dealing with data protection in the communications sector, which, it is thought, will be adopted shortly thereafter.

      The new regulatory framework seeks, among other things, to harmonize national regulations and licensing systems and further increase market competition. These policies will seek to harmonize licensing procedures, reduce administrative fees, ease access and interconnection, and reduce the regulatory burden for telecommunications companies. It remains to be seen whether there will be a trend in the future to use general competition laws rather than regulation to prevent dominant carriers from abusing their market power.

      The majority of the obligations included within the Directives apply to operators with significant market power in a specific market. For example, the provisions of the Access Directive allow Member States to mandate access obligations on those operators that are deemed to have significant market power. In order to promote and protect consumer interests and/or competition, national regulatory authorities have the power to impose obligations to provide access on operators who do not have significant market power in objectively justifiable instances. This obligation has not been imposed in the UK in relation to us. We do not anticipate that the Directives will result in any form of additional regulatory burden for us given our current position in the market.

      The European Commission is consulting on draft Guidelines on market analysis and the assessment of significant market power under the new Directives. The draft Guidelines propose a structure for analyzing and determining market power. Under the new Directives, the European Commission also has the power to veto the decisions concerning significant market power and the market definitions of the national regulatory authorities in each Member State.

C.       ORGANIZATIONAL STRUCTURE

         We are a holding company and conduct our telecommunications activities through a series of direct and indirect subsidiaries.

         Except where otherwise stated, we own indirectly 100% of the ordinary share capital of the following principal subsidiary companies. We also indirectly own preference shares in certain subsidiary companies which are separately disclosed. The subsidiary companies are incorporated in Great Britain and registered in England and Wales except for the companies indicated by an asterisk (*), which are registered in Scotland, and the companies indicated by a double asterisk (**), which are registered in Jersey. The proportion of the ordinary shares held by us also represents the proportion of voting rights held by us with the exception of Cable Guide Limited, in which we hold 83.34% of the voting rights.

         The principal activities of these entities, unless otherwise indicated, are the building and operation of cable television and telephony networks in the United Kingdom or otherwise involved in the UK telecommunications industry. The principal activities of companies marked by a triple asterisk (***) are the supply of entertainment content, and interactive and transactional services. All subsidiary undertakings have been included in our consolidated financial statements included elsewhere in this Annual Report.

Subsidiaries:

Telewest Communications Holdco Limited (holding   Telewest Communications (Publications)      Bravo TV Limited***
    company) (directly held)                      Telewest Communications (Scotland) Limited  Flextech (1992) Limited***
Telewest Communications Networks Limited          Telewest Communications (South East)        Flextech Communications Limited***
                                                  Limited
(management company) (directly held)              Telewest Communications (South Thames       Flextech Digital Broadcasting
Cable Guide Limited (publisher)                        Estuary) Limited                             Limited***
                                                                                              Flextech Homeshopping Limited***
    (we own indirectly 85% of the ordinary        Telewest Communications (Southport)               (we own indirectly 80% of
    shares and                                         Limited                                      the ordinary shares)
    and 80% of the cumulative convertible         Telewest Communications (South West)
    preference                                         Limited
    shares)                                       Telewest Communications (St. Helens &       Flextech Interactive Limited***
Telewest Communications (Central Lancashire)           Knowsley) Limited                      Flextech Investments (Jersey)
    Limited                                                                                         Limited**
                                                  Telewest Communications (Telford) Limited   Flextech IVS Limited***
Telewest Communications (Cotswolds) Limited       Telewest Communications (Wigan) Limited     Flextech Living Health Limited***
Telewest Communications (Cumbernauld) Limited*    Telewest Communications (Worcester)         Flextech Limited***
                                                       Limited
Telewest Communications (Dumbarton) Limited*      Telewest Limited                            Flextech Rights Limited***
Telewest Communications (Dundee & Perth)          Middlesex Cable Limited                     Flextech Television Limited***
    Limited*
Telewest Communications (East Lothian & Fife)     Windsor Television Limited                  Flextech Travel Channel Limited***
    Limited*                                     Barnsley Cable Communications Limited        Florida Homeshopping Limited***
Telewest Communications (Falkirk) Limited*       Bradford Cable Communications Limited              (we own indirectly 80% of
                                                                                                    the ordinary shares)
Telewest Communications (Fylde & Wyre) Limited   Doncaster Cable Communications Limited
Telewest Communications (Glenrothes) Limited*    Halifax Cable Communications Limited         TVS Limited***
Telewest Communications Group Limited            Rotherham Cable Communications Limited       UK Living Limited***
    (management company)                         Sheffield Cable Communications Limited       Eurobell (Sussex) Limited
Telewest Communications (Liverpool) Limited      Wakefield Cable Communications Limited       Eurobell (South West) Limited
Telewest Communications (London South) Limited   Imminus Limited                              Eurobell (West Kent) Limited
Telewest Communications (Midlands) Limited       Birmingham Cable Limited
Telewest Communications (Midlands & North West)  Cable Camden Limited
    Limited                                      Cable Hackney and Islington Limited
Telewest Communications (Motherwell) Limited*    Cable Haringey Limited
Telewest Communications (North East) Limited     Cable Enfield Limited
Telewest Communications (North West) Limited     Telewest Finance (Jersey) Limited**

D.       PROPERTY, PLANT AND EQUIPMENT

     Our principal properties consist of numerous offices, technical facilities, warehouses, customer service centers and retail outlets in our franchise areas and at our headquarters in Woking, Surrey. As of March 31, 2002, we owned and leased an aggregate of approximately 1,797,200 square feet (approximately 1,411,000 square feet of which was owned, or occupied pursuant to a long-term lease, and approximately 364,200 square feet of which was otherwise leased). Our current headquarters occupy approximately 142,000 square feet of leased space located in Woking, Surrey. We believe that our current properties are adequate for our current needs and additional space can be obtained on reasonable terms to accommodate future growth, if needed.

     Details of our principal premises are summarized below:

(i) Freehold Properties

                                                                                                Approximate
                  Address                          Current Use                               Area (square feet)
      School Lane                     Group data center, digital head-end,                         56,000
      Knowsley Industrial Estate      technical center and call center
      Knowsley
      Merseyside

      Unit 550 and Unit 700           Office and technical facility                                30,000
      Aztec West
      Waterside Drive
      Almondsbury
      Bristol

      Units 3 and 4                   Offices, stores and technical facility                       44,500
      Midpoint Business Park
      Staverton
      Cheltenham

      The Maidstone Studios           Television production and uplift
                                      facility                                                    110,000
      Vintners Park
      New Cut Road
      Maidstone
      Kent

      Croydon                         Offices and technical facilities                             51,536
      Communications & Network Houses
      Factory Lane
      Croydon
      Surrey

(ii) Leasehold Properties

                                                        Annual       Length of      Expiration       Approximate
             Address               Current Use           Rent      Lease (years)       Date      Area (square feet)
    Unit 1                    Corporate headquarters (pound)640,000       5          December 2003       38,921
    Genesis Business Park
    Albert Drive
    Sheerwater
    Woking

    1 South Gyle              Call center and        (pound)191,000       25         April 2017          46,290
    Crescent Lane             technical facility
    Edinburgh

    Units 1 and 1A            Call center, offices   (pound)165,013       25         October 2018        50,225
    Scimitar Center           and technical
    and land                  facility
    adjoining
    Courtauld Road
    Basildon

    2 Stephen Street          Offices                (pound)1,505,864     12         September 2006      30,184
    London W1

    Evolution House and       Call center            (pound)2            200         August 2193         61,310
    Communications House
    Chippingham Street
    Sheffield

    160 Great Portland Street Offices                (pound)1,422,500     12         June 2008           58,300
    London W1

    Atlantic Pavilion         Call center            (pound)875,000       15         January 2015        81,500
    Albert Dock
    Liverpool

    Export House              Corporate center       (pound)2,270,300     20         December 2021      102,000
    Cawsey Way
    Woking
    Surrey

    Units 407-411             Office and technical   (pound)1             25         February 2016       29,036
    Century Buildings         facility
    Liverpool

    Unit 1                    Office and technical   (pound)160,136       25         December 2017       24,409
                              facility

    Unit 3                    Call center and        (pound)72,400        25         September 2017      18,100
    The Dukeries              technical facility
    Gateshead

    Alexandra Road            Office, call center    (pound)140,000       20         March 2018          30,000
    Plymouth                  and technical facility

    Cable Phone House         Office                (pound)1             150         September 2140      44,000
    Birmingham

    Cable Plaza               Call center        (pound)558,500           25         March 2018          47,286
    Dudley

    North Wing Mailbox        Call center        (pound)450,000           15         December 2016       22,000
    Birmingham


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       OPERATING RESULTS

       Set forth below is a discussion of our financial condition and results of operations for the years ended December 31, 1999, 2000 and 2001 based upon financial information prepared in accordance with US GAAP.

Critical Accounting Policies

       Our accounting policies are summarized in note 3 to our consolidated financial statements. As stated above, we prepare our consolidated financial statements in conformity with US GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our significant estimates and assumptions include capitalization of labor and overhead costs, impairment of goodwill and long-lived assets, and accounting for debt and financial instruments. Actual results could differ from those estimates.

       We consider the following policies to be the most critical accounting policies in understanding the estimates, assumptions and judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows:

         o        revenue recognition;

         o        impairment of goodwill and long-lived assets;

         o        capitalization of labor and overhead costs; and

         o        accounting for debt and financial instruments.

       In addition, the application of the going concern basis of accounting involves a range of subjective judgments, principally in relation to our ability to service existing indebtedness through continued compliance with debt covenants and payment of interest due and the sufficiency of resources to allow the Group to continue to operate in the ordinary course and thereby realize its assets and discharge its liabilities in the normal course of business for a period of 12 months following the date of approval of the attached financial statements (February 28, 2002). These judgments are discussed in more detail in "Item 3.E -- Risk Factors" and "Item 5.B -- Liquidity and Capital Resources."

       Revenue Recognition

       We apply the provisions of Statement of Financial Accounting Standard ("SFAS") No. 51 "Financial Reporting by Cable Television Companies" in relation to connection and activation fees for cable television, as well as telephony and internet services, on the basis that we market and maintain a unified fiber network through which we provide all of these services. Consequently, such fees are recognised in the period of connection to the extent that such fees are less than direct selling costs. The excess of direct selling costs over connection and activation fees are expensed as incurred.

       Impairment of Goodwill and Long-Lived Assets

       All long-lived assets, including goodwill and investments in unconsolidated affiliates, are evaluated for impairment on the basis of estimated undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an asset is determined to be impaired, it is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows and such estimates include inherent uncertainties, including those relating to the timing and amount of future cash flows and the discount rate used in the calculation. Assumptions used in these cash flows are consistent with our internal forecasts.

       Capitalisation of Labor and Overhead Costs

       The telecommunications and cable industries are highly capital intensive and a large portion of our resources is spent on capital activities. Judgment is sometimes required to determine whether a project is capital in nature and whether certain costs are directly associated with that capital project. In particular, determining whether overhead is borne as a consequence of specific capital activities requires some judgment. The changing nature of the sectors in which we operate and the nature of our development activities will affect the appropriateness of our capitalisation policy in the future.

       Accounting for Debt and Financial Instruments

       We manage our risks associated with foreign exchange rates and interest rates and may use derivative financial instruments to hedge a portion of these risks. As a matter of policy, we do not use derivative financial instruments unless there is an underlying exposure and, therefore, we do not use derivative financial instruments for trading or speculative purposes. The evaluation of hedge effectiveness is subject to assumptions and judgments based on the terms and timing of the underlying exposures. All derivative financial instruments are recognized in our consolidated balance sheet at fair value. The fair value of our derivative financial instruments is generally based on quotations from third-party financial institutions, which are market estimates of fair value but may differ from the amount realized if such instruments were monetized.

       Results of Operations

       Years Ended December 31, 2000 and 2001

       Flextech was acquired on April 19, 2000 and consolidated into the Group from that date. Consequently its results are included in the statements of operations and cash flows for the year ended December 31, 2001 and in respect of the year ended December 31, 2000 from April 19, 2000.

       Eurobell was acquired on November 1, 2000 and consolidated into the Group from that date. Consequently its results are included in the statements of operations and cash flows for the year ended December 31, 2001 and in respect of the year ended December 31, 2000 from November 1, 2000.

       Revenue

       We operate in two main segments: Cable and Content. The Cable segment of our business is subdivided, for revenue purposes only, into four units: Cable Television, Consumer Telephony, Internet and Other, and Business Services Division. The Content segment provides entertainment content, interactive and transactional services to the UK pay-television and internet markets.

       Our consolidated revenue increased by (pound)185 million or 17.3% from (pound)1,069 million for the year ended December 31, 2000 to (pound)1,254 million for the year ended December 31, 2001. This increase was attributable to revenue increases in consumer cable television and telephony and our Business Services Division and the full-year impact of the Flextech merger (approximately (pound)48 million) and the Eurobell acquisition (approximately (pound)58 million).

       Residential Services Revenue (Consumer Division)

       Residential services revenue represents a combination of consumer cable television ("CATV") revenue, consumer cable telephony revenue and internet and other income.

       Our residential services revenue increased by (pound)117 million or 15.8% from (pound)740 million for the year ended December 31, 2000 to (pound)857 million for the year ended December 31, 2001. This increase was attributable to the full-year impact of the acquisition of Eurobell (approximately (pound)41 million), an increase in customer homes connected and an increase in average monthly revenue per household.

       Total customer homes connected increased by 74,278 or 4.4% from 1,691,341 at December 31, 2000 to 1,765,619 at December 31, 2001. The increase in homes connected resulted particularly from the impact of our blueyonder broadband high-speed internet product, the launch of our Active Digital services, the launch of our Talk Unlimited telephony product and lower churn rates experienced throughout 2001. Overall household penetration increased by 2.2 percentage points from 35.3% at December 31, 2000 to 37.5% at December 31, 2001.

       Average monthly revenue per subscriber increased by (pound)2.58 or 6.9% from (pound)37.45 for the year ended December 31, 2000 to (pound)40.03 for the year ended December 31, 2001. The increase in average monthly revenue per subscriber is attributable to an increase in dual or triple penetration (i.e., the proportion of homes subscribing to any two or all three of our CATV, residential telephony and high-speed internet services), higher call volumes in residential telephony, higher subscriber revenues generated by Active Digital versus analogue television services and retail price increases in our basic cable telephony prices in July 2001. Dual or triple penetration, which results from the continued market acceptance of combined CATV, telephony and high-speed internet packages, grew to 69.0% at December 31, 2001 from 64.8% a year earlier.

       The competitive nature of the markets in which the Consumer Division operates will continue to restrict our ability to increase retail prices. Nevertheless, following price rises by our competitors, we introduced selected price rises across our CATV, telephony and internet product range in April 2002. For example, the "starter" digital television pack, which includes a telephone line, rose by (pound)2.00 to (pound)11.49. Other digital basic television packages rose by (pound)1.50 and the monthly price of our unmetered dial-up internet service, SurfUnlimited, rose by (pound)2.00 to (pound)12.00. Our broadband internet service, blueyonder, remains at (pound)25.00 per month. We believe that our bundled offerings still remain competitive when compared with those offered by other operators.

       Cable Television Revenue

       Cable television revenue increased by (pound)50 million or 17.9% from (pound)279 million for the year ended December 31, 2000 to (pound)329 million for the year ended December 31, 2001. The increase was principally attributable to the full-year impact of the Eurobell acquisition (approximately (pound)10 million), an increase in the number of CATV subscribers connected, retail price increases introduced on July 1, 2001, higher monthly revenues per subscriber generated by our Active Digital services, and lower churn rates experienced during the year ended December 31, 2001 compared with 2000, offset in part by lower subscriber revenues from our analogue services. As noted above, although the competitive nature of the television market will continue to restrict our ability to increase retail prices, certain increases were introduced in April 2002.

       Total CATV subscribers connected increased by 92,174 or 7.4% from 1,249,610 at December 31, 2000 to 1,341,784 at December 31, 2001. The increase in subscribers resulted from the continued introduction of Active Digital and lower churn rates experienced in the year ended December 31, 2001 compared to 2000.

       As at December 31, 2001, we had an installed base of 723,826 digital subscribers, an increase of 384,631 or 113% compared with 339,195 as at December 31, 2000. Active Digital, comprised of a wide array of television and radio channels, pay-per-view movies, interactive services and television e-mail, has been rolled out in all franchise areas, excluding the Eurobell areas and our Cabletime areas where we currently offer only analogue services. It is expected that we will begin rolling out Active Digital into our Eurobell areas in the third quarter of 2002.

       At December 31, 2001, 35.0% of all customer homes connected subscribed to our analogue CATV product and 41.0% subscribed to Active Digital. Excluding the Eurobell areas, our Active Digital services are now taken by 56.7% of our CATV subscribers compared with 43.3% for analogue subscribers. At December 31, 2001 approximately 27% of our digital households had "set-up," our television e-mail account, and approximately 142,000 customers had purchased keyboards for use with our interactive services.

       Average monthly revenue per CATV subscriber (combined digital and analogue), increased by 6.4% from (pound)19.50 for the year ended December 31, 2000 to (pound)20.75 for the year ended December 31, 2001, primarily due to an increase in the number of our Active Digital subscribers, and price rises across our basic packages which were introduced from July 1, 2001 (our entry package, which includes digital television, telephone line rental, interactive services and television e-mail, increased from (pound)9.00 to (pound)9.60 while other basic television packages increased on average by (pound)2.00 each), offset in part by an increased percentage of subscribers choosing lower-priced service offerings. Average monthly revenue for digital CATV subscribers was (pound)23.20 for the year ended December 31, 2001 compared with (pound)18.98 for analogue CATV subscribers.

       Product penetration increased by 2.4 percentage points from 26.1% at December 31, 2000 to 28.5% at December 31, 2001 as a result of improved customer take-up of Active Digital packages and a reduction in churn throughout the year. Product churn improved 7.3 percentage points from 26.0% in the year ended December 31, 2000 to 18.7% in the year ended December 31, 2001. This product churn rate is the lowest rolling 12-month rate we have ever recorded for CATV churn. We believe that this reduction in churn is principally attributable to a reduction in our digital television fault rate, improved customer satisfaction with our products, services and pricing, and improvements in our customer service.

       Consumer Telephony Revenue

       Consumer telephony revenue increased by (pound)43 million or 9.7% from (pound)445 million at December 31, 2000 to (pound)488 million at December 31, 2001. The increase in consumer telephony revenue was primarily due to the full-year impact of the Eurobell acquisition (approximately (pound)31 million), increases in the number of residential telephony subscribers and lines, offset in part by marginal decreases in average monthly revenue.

       The number of residential subscribers increased by 77,669 or 5.0% from 1,538,140 at December 31, 2000 to 1,615,809 at December 31, 2001 and the number of residential lines increased by 56,153 or 3.3% from 1,706,159 at December 31, 2000 to 1,762,312 at December 31, 2001. The increases in the number of residential telephony subscribers and residential lines resulted from the impact of the take-up of our telephony product Talk Unlimited, and a decrease in product churn both leading to higher product penetration.

       Talk Unlimited, which was launched in the second quarter of 2001, is the only 24-hour, flat-rate, unmetered telephony service available for local and national calls in the UK and accounted for 154,566 subscribers or 9.6% of our total telephony subscribers at December 31, 2001. This service is charged at a flat rate of (pound)25.00 per month, including digital television, and is successful in attracting new subscribers to our products.

       Product churn improved by 3.3 percentage points from 19.8% for the year ended December 31, 2000 to 16.5% for the year ended December 31, 2001. This product churn rate is the lowest rolling 12-month rate we have ever recorded for telephony churn. We believe this reduction in churn is principally attributable to improved customer satisfaction with our products, services and pricing, and improvements in our customer service.

       Consumer telephony product penetration increased to 34.3% as at December 31, 2001 compared with 32.2% as at December 31, 2000. Second line penetration decreased from 10.9% as at December 31, 2000 to 9.1% as at December 31, 2001, in part due to price increases for second lines during the year ended December 31, 2001 and the migration of dial-up internet subscribers to our blueyonder broadband internet service.

       Average monthly revenue per line decreased marginally by (pound)0.13 or 0.6% from (pound)22.92 for the year ended December 31, 2000 to (pound)22.79 for the year ended December 31, 2001. Similarly, average monthly telephony revenue per subscriber decreased by (pound)0.45 or 1.8% from (pound)25.54 for the year ended December 31, 2000 to (pound)25.09 for the year ended December 31, 2001. Although average call volume increased by approximately 34% year on year, our average revenue per minute decreased by approximately 26% over the same period. While we benefited from a new increased price structure known as "3-2-1-Free" and a growing number of calls made to mobile operators, boosting telephony revenue per minute, these factors were more than offset by the effects of price competition on our telephony charges and a change in the mix of calls made by our telephony subscribers, particularly the increases in the percentage of calls made to ISPs at lower rates (or at no charge in the case of our own blueyonder SurfUnlimited subscribers), which have increased by approximately 110% year on year, and free cable-to-cable local calls, which have increased by approximately 8% since December 31, 2000.

       Internet and Other Revenue

       Internet and other revenue, which arises wholly in our Consumer Division, increased by (pound)24 million or 150% from (pound)16 million in the year ended December 31, 2000 to (pound)40 million in the year ended December 31, 2001. This increase is due entirely to an increase in internet income.

       Dial-up internet subscribers to our blueyonder SurfUnlimited product, the UK's first unmetered internet access service, together with our blueyonder pay-as-you-go metered internet service, increased by 22,959 or 8.2% from 280,370 at December 31, 2000 to 303,329 at December 31, 2001.

       We began re-marketing our high-speed internet service for home personal computers, "blueyonder broadband internet," on a national basis from the start of 2001. The number of blueyonder broadband internet subscribers increased by 78,229 from 6,893 at December 31, 2000 to 85,122 at December 31, 2001. With the exception of our Eurobell and Cabletime areas, we now have full coverage across all of our regions.

       We charge either (pound)33.00 per month for blueyonder broadband internet on a stand-alone basis or (pound)25.00 if it is purchased in addition to our CATV and/or telephony services. As such, our blueyonder broadband internet customers significantly contribute to the growth in our average monthly revenue and 69.0% of our blueyonder broadband internet customers also take both cable television and telephony services from us. These "triple-play" customers have an average monthly revenue of approximately (pound)67.

       Other revenues are derived from the sale of cable publications and contributed (pound)9 million of revenues in both 2001 and 2000.

       Business Services Revenue (Business Division)

       Business services revenue increased by (pound)20 million or 8.1% from (pound)248 million at December 31, 2000 to (pound)268 million at December 31, 2001. This increase is attributable to the full-year impact of the Eurobell acquisition (approximately (pound)17 million), increases in sales of voice and data services primarily to SMEs, offset by lower revenues contributed by our Carrier Services Unit (described below) and a decrease in average monthly revenue per line from our business customers. Excluding our Carrier Services Unit, revenues increased by (pound)39 million or 22.0% from (pound)177 million for the year ended 2000 to (pound)216 million for the year ended December 31, 2001.

       Our Carrier Services Unit, which provides our fiber-optic National Network to other carriers and operators, thereby exploiting our fixed network investment by providing new revenues at higher margins, contributed (pound)52 million of revenue for the year ended December 31, 2001 compared with (pound)71 million for the year ended December 31, 2000. Revenues from this unit tend to be derived from a relatively small number of high-value, short and long-term contracts and can therefore fluctuate from year to year.

       Average monthly revenue per line decreased by (pound)3.96 or 8.2% from (pound)48.08 for the year ended December 31, 2000 to (pound)44.12 for the year ended December 31, 2001, partly due to increased competition in the marketplace and partly due to our acquisition of Eurobell, which continues to experience lower average monthly revenues than our older franchises.

       The increase in the sale of voice and data services resulted primarily from an increase in the number of business customer accounts using these services and the number of lines used by those accounts. Business customer accounts increased by 6,427 accounts or 9.7% from 66,507 at December 31, 2000 to 72,934 at December 31, 2001. Business telephony lines increased by 79,463 lines or 21.7% from 365,535 at December 31, 2000 to 444,998 at December 31, 2001.

       During the year, we launched a high-speed broadband internet service for small businesses, blueyonder workwise, which reached 1,658 subscribers by December 31, 2001. In August 2001, we introduced the first hosted Microsoft Exchange service by any network operator in Europe. This service is available through the blueyonder workwise portal and had attracted 3,500 licenses at December 31, 2001.

       Content Division Revenue

       Our merger with Flextech was completed on April 19, 2000 and the results of our Content Division were consolidated from that date. Accordingly, no revenues were included for the period from January 1, 2000 to April 18, 2000. For the period from April 19, 2000 to December 31, 2000, after elimination of inter-divisional revenues, net revenues of (pound)81 million were recorded and for the year ended December 31, 2001, net revenues of (pound)129 million were achieved. For illustrative purposes only, net revenues for the year ended December 31, 2000 were (pound)118 million.

       Again, for illustrative purposes only, our Content Division's revenue, before elimination of inter-divisional trading, increased by (pound)14 million or 10.9% from (pound)129 million for the year ended December 31, 2000 to (pound)143 million for the year ended December 31, 2001. Also for illustrative purposes only, our Content Division's share of the revenue of UKTV (our joint venture with BBC Worldwide) increased by (pound)11 million or 21.2% from (pound)52 million for the year ended December 31, 2000 to (pound)63 million for the year ended December 31, 2001. The increases for the year resulted primarily from an increase in the number of homes that receive programming from our Content Division by 1 million or 10.5% from 9.5 million homes at December 31, 2000 to 10.5 million at December 31, 2001, offset in part by lower subscription rates from Sky Digital subscribers. Advertising revenues, included within the foregoing revenues, increased by 3.6% in our Content Division and 9.5% in UKTV during the year ended December 31, 2001 over the previous year. Our share of total United Kingdom television advertising revenues increased from 2.7% for the year ended December 31, 2000 to 3.0% for the year ended December 31, 2001, an increase during a year marked by a decline in UK television national advertising revenue of 10% compared to the previous year. Our share of basic pay-television viewing fell from 23.1% in the year ended December 31, 2000 to 20.4% in the year ended December 31, 2001. This fall was due primarily to increased competition in the multichannel market, where the number of basic television channels has increased from 96 in 2000 to 115 in 2001.

       Operating Costs and Expenses

       Our operating costs and expenses, before depreciation, amortization and impairment of goodwill, increased by (pound)99 million or 11.5% from (pound)858 million in the year ended December 31, 2000 to (pound)957 million in the year ended December 31, 2001, principally as a result of the Flextech merger, the Eurobell acquisition and increased selling, general and administrative costs.

       Consumer programming expenses increased by (pound)10 million or 7.6% from (pound)132 million for the year ended December 31, 2000 to (pound)142 million for the year ended December 31, 2001, representing 14.8% of total operating costs before depreciation, amortization and impairment for the year ended December 31, 2001 compared with 15.4% for the previous year. Increased consumer programming expenses, including the full-year impact of the Eurobell acquisition of approximately (pound)5 million, were principally the result of the increased costs of programming for our digital packages, which have more channels than their analogue counterparts, and were largely offset by lower programming expenses resulting from an increase in the number of our television subscribers choosing to subscribe to packages with fewer or no premium channels, the elimination on consolidation of programming fees paid for Flextech content, and continuing favorable trends in distribution. As a percentage of CATV revenues, programming expenses decreased from 47.3% for the year ended December 31, 2000 to 43.2% for the year ended December 31, 2001. Not accounting for the Flextech merger and the resulting consolidation of programming expenses, programming expenses as a percentage of CATV revenues would have decreased from 49.8% in the year ended December 31, 2000 to 46.5% in the year ended December 31, 2001.

       Business and consumer telephony expenses remained constant at (pound)235 million in both the years ended December 31, 2000 and 2001, and represented 24.5% of total operating costs before depreciation, amortization and impairment in the year ended December 31, 2001, a decrease from 27.4% in the year ended December 31, 2000. These costs are principally payments to third-party network providers for terminating calls that originate on our networks (i.e., interconnection charges). As a percentage of consumer telephony and business services revenues, telephony expenses decreased from 33.9% for the year ended December 31, 2000 to 31.1% for the year ended December 31, 2001. These decreases resulted principally from increased telephony penetration and the resulting increase in volume of traffic terminating on our network and was in part offset by the increase in the proportion of our total traffic terminating on mobile networks or third-party ISPs where interconnection charges result in higher unit termination costs.

       The Content Division's cost of sales was (pound)83 million or 64.3% of the Content Division's revenues for the year ended December 31, 2001 and (pound)46 million or 56.8% for the period from acquisition on April 19, 2000 to December 31, 2001. The Content Division's cost of sales consists principally of amortization costs of programming shown on its television channels, direct costs associated with its advertising revenues, and costs of products sold through its web and transactional services.

       Selling, general and administrative expenses ("SG&A") which include, among other items, salary and marketing costs, increased by (pound)52 million or 11.7% from (pound)445 million in the year ended December 31, 2000 to (pound)497 million in the year ended December 31, 2001. This increase primarily reflected the full-year impact of the Eurobell and Flextech acquisitions, the increase in employment costs due to an increase in headcount between December 31, 2000 and 2001 and the expense associated with the launch of our digital and high-speed internet products, and was partially offset by a decrease in employee share-based compensation costs to a charge of (pound)2 million in the year ended December 31, 2001 from a charge of (pound)5 million in the year ended December 31, 2000. Share-based compensation costs will continue to fluctuate depending on the movement of our share price. Excluding share-based compensation costs, SG&A increased marginally as a percentage of total operating costs before depreciation, amortization and impairment from 51.6% in the year ended December 31, 2000 to 51.9% in the year ended December 31, 2001. After capitalization to related property and equipment, staff costs increased to (pound)257 million for the year ended December 31, 2001 from (pound)229 million for the year ended December 31, 2000, reflecting an increase in the average number of employees of some 1,350 employees on a base of approximately 9,300 as at December 31, 2000. This increase in employees reflected the enlarged Group, our continuing focus on customer service and staffing requirements to support high-speed internet and digital television services offset in part by a reduction in the use of contractors for installation.

       Total labor and overhead costs capitalized in connection with new subscriber installations and enhancement to our networks increased by (pound)27 million or 15.4% from (pound)175 million for the year ended December 31, 2000 to (pound)202 million for the year ended December 31, 2001. The level of capitalized labor and overhead costs increased primarily as a result of increases in installations of Active Digital in 2001 and costs for other services related to our growing subscriber base.

       Depreciation expense increased by (pound)46 million or 10.9% from (pound)423 million for the year ended December 31, 2000 to (pound)469 million for the year ended December 31, 2001. The increase is primarily attributable to the increased capital expenditure associated with the roll-out of Active Digital and high-speed data equipment, and the full-year impact of the Eurobell acquisition.

       Amortization expense increased by (pound)36 million or 24.5% from (pound)147 million for the year ended December 31, 2000 to (pound)183 million for the year ended December 31, 2001, primarily as a result of the merger with Flextech.

       During the year ended December 31, 2001, we undertook an impairment review of our network assets, of goodwill arising on recent acquisitions and of our investments in affiliates acquired in recent years. The review covered the Cable and Content Divisions. The principal reasons for the review were: a share price decline indicative of a fall in the values of the underlying assets and a softening of the ad-sales market. The review found evidence of impairment in the value of goodwill arising on the core Content business and in the value of two affiliated undertakings, UKTV and SMG. The carrying amount of the goodwill and the investments in the two affiliated undertakings were written down to fair value, resulting in a charge of (pound)766 million against goodwill and a charge of (pound)202 million against the investments in affiliated undertakings. These charges have been included in the statement of operations within impairment of goodwill and share of net losses of affiliates, respectively. Fair value for the investment in SMG was based on quoted market prices for SMG shares. The estimated fair value of the goodwill and the investment in UKTV was based on projected future cash flows at a discount rate of 11.5% which we believe is commensurate with the risks associated with the assets. The projected future cash flows were determined using our ten-year plan for our business, with a terminal value which takes into account analysts' and other published projections of future trends across pay-television platforms, including the total television advertising market. No impairment in the carrying value of the network assets was required.

       Other Income/(Expense)

       Other expense, net of income, increased by (pound)72 million or 18.7% from (pound)385 million for the year ended December 31, 2000 to (pound)457 million for the year ended December 31, 2001. This consisted of interest expense offset by a decrease in net foreign exchange losses on re-translation of (pound)15 million.

       Interest expense increased by (pound)87 million or 22.6% from (pound)385 million for the year ended December 31, 2000 to (pound)472 million for the year ended December 31, 2001, primarily as a result of the additional interest expense incurred from additional borrowing to fund the roll-out of digital television and high-speed internet products, acquisitions and general working capital, offset in part by lower interest rates on our borrowings under our bank facilities. The additional borrowing included our Senior Convertible Notes due 2005, issued in July 2000, and our Accreting Convertible Notes due 2003, issued in connection with the acquisition of Eurobell in November 2000.

       In the year ended December 31, 2000, foreign exchange gains and losses, totalling (pound)15 million net loss, arose principally from the fact that the re-translation to pounds sterling of our US dollar-denominated debentures and notes using the period-end exchange rate and marking associated derivative instruments to their market value, were recognized within earnings. As of January 1, 2001, we adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and SFAS 138. The majority of our derivatives associated with our US dollar-denominated debentures and notes have been designated as cash flow hedges which to date have been effective. The effect is that the gains or losses arising from re-translating these US dollar-denominated debentures and notes and from marking their associated derivative instruments to market value are recorded in other comprehensive income ("OCI") and will be recognized within earnings when these hedged transactions take place, the hedging instruments are sold, or if the hedges become ineffective. In the year ended December 31, 2000, foreign exchange gains, net, arose principally from re-translating those of our US dollar-denominated debentures and notes which did not qualify for hedge accounting and the marking of their associated derivative instruments to market value. There is no net charge or credit for the year ended December 31, 2001, as realized losses earlier in the year were offset by unrealized gains at the year end.

       Interest income remained constant at (pound)15 million in both the years ended December 31, 2000 and 2001.

       Our share of net losses of our affiliated companies, accounted for under the equity method of accounting, increased by (pound)201 million from a loss of (pound)15 million for the year ended December 31, 2000 to a loss of (pound)216 million for the year ended December 31, 2001. This increase resulted principally from the impairment of our investments in SMG and UKTV, noted above. Our principal affiliated companies, include UK Gold Holdings Limited, UK Channel Management Limited, SMG, TVT and Blueyonder Workwise Limited.

       Other losses, net, amounting to (pound)3 million in both 2000 and 2001, respectively, arose as a result of the disposal of certain investments.

       Following the replacement of our old senior secured credit facility and the Flextech facility during the year ended December 31, 2001, we recorded an extraordinary loss of (pound)15 million due to the write-off of the bank facility fees which were being deferred and written-off over the life of those facilities.

       Results of Operations

       Years ended December 31, 1999 and 2000

       With effect from November 23, 1999, we acquired the remaining 50% of Cable London which we did not already own. Consequently, our consolidated financial results for the year ended December 31, 2000 include a full year's results of Cable London. Prior to November 23, 1999, we accounted for our 50% interest in Cable London under the equity method and its results to that date are shown in share of net losses of affiliates.

       Our merger with Flextech was completed on April 19, 2000 and accordingly the results of Flextech have been consolidated from that date.

       Our acquisition of Eurobell from Deutsche Telekom was completed on November 1, 2000 and, accordingly, the results of Eurobell have been consolidated from that date.

       Revenue

       Our consolidated revenue increased by (pound)283 million or 36.0% from (pound)786 million for the year ended December 31, 1999 to (pound)1,069 million for the year ended December 31, 2000. This increase was primarily attributable to revenue increases in residential telephony and our Business Division along with the full-year impact of the Cable London acquisition (approximately (pound)76 million), the Flextech merger (approximately (pound)81 million) and the Eurobell acquisition (approximately (pound)10 million).

       Residential Services Revenue (Consumer Division)

       Residential services revenue represents a combination of consumer cable television revenue and consumer cable telephony revenue together with internet and other income.

       Our residential services revenue increased by (pound)131 million or 21.5% from (pound)609 million for the year ended December 31, 1999 to (pound)740 million for the year ended December 31, 2000. The increase was primarily attributable to an increase in customer homes connected, an increase in average monthly revenue per household and the full-year impact of the Cable London acquisition.

       Total customer homes connected increased by 105,775 or 6.7% from 1,585,566 at December 31, 1999 to 1,691,341 at December 31, 2000. The increase in homes connected resulted primarily from the impact of the Eurobell acquisition, which contributed 83,968 customers from November 1, 2000. Household penetration decreased slightly by 0.4% from 35.7% at December 31, 1999 to 35.3% at December 31, 2000.

       Average monthly revenue per household increased by (pound)2.53 or 7.2% from (pound)34.92 for the year ended December 31, 1999 to (pound)37.45 for the year ended December 31, 2000. The increase in average monthly revenue per household resulted from higher call volumes in residential telephony, retail price rises in cable television introduced on February 1, 2000, higher subscriber revenues generated by Active Digital versus analogue services and an increase in the proportion of customer households that subscribe to both our cable television and telephony products. This dual penetration, which results from the continued market acceptance of combined cable television and telephony products packages, grew to 64.8% at December 31, 2000 from 62.3% a year earlier.

       Our residential services revenue also benefited from the full-year impact of the Cable London acquisition, which added approximately 135,000 customers from November 23, 1999. This acquisition contributed to a 12.5% increase in the average number of homes connected from 1,427,049 for the year ended December 31, 1999 to 1,606,441 for the year ended December 31, 2000.

       Cable Television Revenue

       Cable television revenue increased by (pound)21 million or 8.1% from (pound)258 million for the year ended December 31, 1999 to (pound)279 million for the year ended December 31, 2000. The increase was principally attributable to an increase in the number of CATV subscribers connected, retail price increases introduced on February 1, 2000 and higher monthly revenues per subscriber from our Active Digital services, offset in part by lower monthly revenue per analogue subscriber. A highly competitive market, in which retail price increases were restricted, limited the total increase in cable television revenue.

       Total CATV subscribers connected increased by 94,050 or 8.1% from 1,155,560 at December 31, 1999 to 1,249,610 at December 31, 2000. The increase in subscribers resulted from the impact of the Eurobell acquisition, which contributed 51,461 analogue subscribers from November 1, 2000 and the continued introduction of Active Digital.

       At December 31, 2000, 53.8% of all customer homes connected subscribed to our analogue cable television product and 20.1% subscribed to Active Digital. During the three-month period ended September 30, 2000, we experienced the disruption of digital sales due to a worldwide shortage of flash memory chips, which limited the supply of digital set-top boxes. Once this situation had been resolved, in partnership with our supplier, we initiated a national campaign on October 2, 2000 to re-launch our Active Digital services and by the end of 2000 we had 377,664 sales and an installed base of 339,195 digital customers. Active Digital, comprised of 150 television and radio channels, pay-per-view movies, interactive services and television e-mail, was rolled out in all franchise areas excluding the recently acquired Eurobell. At December 31, 2000, just under 20% of our digital households had "set-up," our television e-mail account.

       Average monthly revenue per cable television subscriber, decreased by 6.9% from (pound)20.94 for the year ended December 31, 1999 to (pound)19.50 for the year ended December 31, 2000, primarily due to the introduction of the lower-priced Millennium packages and an increased percentage of subscribers choosing lower-priced service offerings, offset in part by a retail price increase of (pound)2.00 in February 2000 and an increase in the number of our Active Digital subscribers. Average monthly revenue for digital subscribers was (pound)26.11 for the year ended December 31, 2000 compared with (pound)18.65 for analogue subscribers.

       Product penetration increased by 0.1 percentage point from 26.0% at December 31, 1999 to 26.1% at December 31, 2000. This increase in penetration resulted from improved customer take-up of Active Digital packages and a reduction in churn during the three-month period ended December 31, 2000. In the three-month period ended December 31, 2000, product churn fell 2.7 percentage points to 26%. Product churn had increased during the three months ended September 30, 2000, principally as a result of the migration of our analogue subscribers to digital during the roll-out of Active Digital and the set-top box shortage described above. We attribute the ensuing decrease in churn to better-perceived value and improved customer service and satisfaction. Product churn remained steady at 26% for the years ended December 31, 1999 and December 31, 2000.

       Consumer Telephony Revenue

       Consumer telephony revenue increased by (pound)111 million or 33.2% from (pound)334 million at December 31, 1999 to (pound)445 million at December 31, 2000. The increase in consumer revenue was primarily due to increases in the average number of residential lines and an increase in average monthly revenue per residential line.

       The average number of residential lines increased by 133,314 or 9.0% from 1,484,838 at December 31, 1999 to 1,618,152 at December 31, 2000. The increase in the average number of residential lines resulted primarily from the impact of the Cable London acquisition, which added approximately 115,000 lines from November 23, 1999, the Eurobell acquisition, which added approximately 80,000 lines from November 1, 2000, and a decrease in product churn.

       Average monthly revenue per line increased by 12.5% from (pound)20.38 for the year ended December 31, 1999 to (pound)22.92 for the year ended December 31, 2000. The increase in the average monthly revenue per line was primarily attributable to our new increased price structure known as "3-2-1 Free," increased minutes of use by our telephony subscribers (including increased use of the internet and our internet services) and the continued strong penetration of second lines to customer households at 10.9% at increased prices, and was partially offset by a decrease in average revenue per minute.

       Average call volume increased by approximately 50.0% from December 31, 1999 to December 31, 2000, although our average revenue per minute decreased by approximately 14.0%. While a growing number of calls were made to mobile operators, boosting telephony revenue per minute, this was more than offset by the effects of price competition on our telephony charges and a change in mix of the calls made by our telephony subscribers, particularly the increase in the percentage of calls made to ISPs at lower retail rates (or at no charge in the case of our own SurfUnlimited customers) and free cable-to-cable local calls.

       Product churn improved from 20.0% for the year ended December 31, 1999 to 19.8% for the year ended December 31, 2000. This product churn rate is the lowest rate we have recorded since September 30, 1997.

       In February 2000, we launched SurfUnlimited, the UK's first unmetered internet access service. As a result, and together with our Pay As You Go metered internet service, the number of dial-up internet subscribers increased by 220,064 or 364.9% from 60,306 at December 31, 1999 to 280,370 at December 31,
2000.

       Our high-speed internet service for home personal computers, "blueyonder," was launched in March 2000. Shortly thereafter, responsibility for the blueyonder portal was passed to Flextech (our Content Division) which had recently been acquired. Pending resolution of some early technical problems and to allow our Content Division to develop the broadband portal, we suspended active marketing of blueyonder until the start of 2001, when we began marketing on a national basis. As at December 31, 2000, we had 6,893 blueyonder subscribers. With the exception of the Eurobell franchise areas, we now have full coverage across all of our regions.

       Business Services Revenue (Business Division)

       Business services revenue increased by (pound)71 million or 40.1% from (pound)177 million at December 31, 1999 to (pound)248 million at December 31, 2000. This increase resulted in part from the increased sales of voice and data services, primarily to SMEs, strong growth in commercial services contracts and increases in the number of business customer accounts and lines, respectively. Our Commercial Services Unit, which provides national network services to third-parties, thereby exploiting our fixed network investment by providing new revenues at higher margins, also contributed (pound)65 million of revenue, up (pound)48 million or 282.4% from (pound)17 million in 1999. These revenues were enhanced by a large contract with 360 Networks, which contributed (pound)36 million of revenue in 2000.

       Business customer accounts increased by 8,160 accounts or 14.0% from 58,347 at December 31, 1999 to 66,507 at December 31, 2000, and business telephony lines increased by 59,291 lines or 19.4% from 306,244 at December 31, 1999 to 365,535 at December 31, 2000. The Eurobell acquisition contributed approximately 3,900 accounts and 32,000 lines, respectively, from November 1, 2000. Business service revenue also benefited from the result of the full-year impact of the Cable London acquisition, which contributed approximately 4,000 accounts and 25,000 lines from November 23, 1999.

       The average monthly revenue per line decreased by 11.8% from (pound)54.53 for the year ended December 31, 1999 to (pound)48.08 for year ended December 31, 2000, partly due to increased competition in the marketplace and partly due to our acquisition of Eurobell, which experienced lower average monthly revenues.

       In 2000, the Business Division launched "Blueyonder Workwise," the UK's first broadband internet service aimed specifically at SMEs. This service offers a range of e-commerce services to support business customers (including e-mail and web hosting).

       Content Division Revenue

       Our merger with Flextech was completed on April 19, 2000 and, accordingly, the results of Flextech have been consolidated from that date, recording net revenues of (pound)81 million for the period from acquisition to December 31, 2000.

       For illustrative purposes (based on Flextech's UK GAAP financial statements), Flextech's revenue, including its share of joint ventures' revenue, increased by (pound)17 million or 10.3% from (pound)165 million for the year ended December 31, 1999 to (pound)182 million for the year ended December 31, 2000. This increase resulted primarily from a 25.5% increase in the UK pay-television market to nearly 9.6 million homes at December 31, 2000, up from
7.6 million homes at December 31, 1999. This was offset, in part, by lower subscription rates from Sky Digital subscribers.

       On the same basis, advertising revenue (including Flextech's share of joint ventures' advertising revenue) increased 19.0% to (pound)62 million in the year ended December 31, 2000 compared with (pound)50 million in the year ended December 31, 1999. This compares to growth in television national advertising revenue in 2000 of 6.9%, and growth in pay-television advertising revenue of 13.9%. Flextech's share (including UKTV, its joint venture with BBC Worldwide) of basic pay television increased viewing to 23.1% in 2000 from 21.8% in 1999.

       Other Revenue (now reclassified as Internet and Other Revenue)

       Other revenue, which arises wholly in our Consumer Division, decreased marginally by (pound)1 million or 5.9% from (pound)17 million in the year ended December 31, 1999 to (pound)16 million in the year ended December 31, 2000. The decrease arises partially as a result of the Cable London acquisition (Cable London's results are now consolidated with ours; prior to its acquisition, other revenue included management charges received from Cable London), offset in part by an increase in internet income of (pound)4 million in 2000 over 1999. Telewest's ISP, SurfUnlimited, was launched in February 2000 and contributed significantly to this increase. Further revenues are derived from the sale of cable publications and sales of advertising airtime, negotiated as part of channel carriage agreements.

       Operating Costs and Expenses

       Our operating costs and expenses, before depreciation and amortization, increased by (pound)261 million or 43.7% from (pound)597 million for the year ended December 31, 1999 to (pound)858 million for the year ended December 31, 2000. This increase arises principally from increased telephony interconnection charges (described below), the full-year impact of the Cable London acquisition, the Flextech merger and the Eurobell acquisition, costs relating to our subsequent restructuring and significant expenses in launching our new digital television and high-speed internet product offerings.

       Consumer programming expenses increased by (pound)0.4 million or 0.3% from (pound)131.9 million for the year ended December 31, 1999 to (pound)132.3 million for the year ended December 31, 2000. This represented 15.4% of total operating costs before depreciation and amortization for the year ended December 31, 2000, a decrease from 22.1% for the corresponding year ended December 31, 1999. These expenses are payments to program providers generally based on the numbers of subscribers to individual channels under long-term contracts or, in the case of BSkyB, an industry rate card. Increased consumer programming expenses were principally the result of the increased cost of programming for our digital packages, which have more channels than their analogue counterparts, and were largely offset by lower programming expenses resulting from an increase in the number of our television subscribers choosing to subscribe to packages with fewer or no premium channels, the elimination on consolidation of programming fees paid for Flextech content following the Flextech merger and continuing favorable trends in distribution. As a percentage of cable television revenues, programming expenses decreased by 3.8 percentage points from 51.1% for the year ended December 31, 1999 to 47.3% for the year ended December 31, 2000. The effect of the Flextech merger on programming expenses which, since acquisition, are eliminated on consolidation, would have been that programming expenses expressed as a percentage of cable television revenues, would only have decreased by 1.1 percentage points from 51.1% in 1999 to 50.0% in the year 2000.

       Business and consumer telephony expenses increased by (pound)77 million or 48.7% from (pound)158 million for the year ended December 31, 1999 to (pound)235 million for the year ended December 31, 2000. This represented 27.4% of total operating costs before depreciation and amortization for the year ended December 31, 2000, a slight increase of 0.9% from 26.5% for the previous year. These costs are principally payments to third-party network providers for terminating calls, which originate on our networks (i.e., interconnection charges). As a percentage of consumer telephony and business services revenue, telephony expenses increased from 30.6% for the year ended December 31, 1999 to 33.9% for the year ended December 31, 2000, principally as a result of the Cable London acquisition, the Eurobell acquisition and the increase in the proportion of our total traffic terminating on mobile networks or third-party ISPs where interconnection charges result in higher unit termination costs.

       The Content Division's cost of sales for the period since its merger with Telewest was (pound)46 million or 56.8% of the Content Division's revenue. The Content Division's cost of sales consists principally of amortization costs of programs shown on our television channels, direct costs associated with our advertising revenues and costs of products sold through our web and transactional services.

       SG&A which include, among other things, salary and marketing costs, increased by (pound)138 million or 44.9% from (pound)307 million for the year ended December 31, 1999 to (pound)445 million for the year ended December 31, 2000. Expressed as a percentage of total revenue, SG&A was 41.6% for the year ended December 31, 2000, an increase from 39.1% for the year ended December 31, 1999. This increase reflects, in part, the increase in expenses required to launch Active Digital and blueyonder, both in terms of staff and marketing, and our restructuring subsequent to the Flextech merger and Eurobell acquisition, which accounted for (pound)19.7 million of additional costs, partially offset by a decrease in employee share-based compensation costs from (pound)26 million in the year ended December 31, 1999 to (pound)5 million in the year ended December 31, 2000. Share-based compensation costs will continue to fluctuate depending on the movement of our share price. Staff costs (after capitalization) increased to (pound)229 million for the year ended December 31, 2000 from (pound)158 million for the year ended December 31, 1999, reflecting an increase of approximately 2,400 employees from a base of approximately 6,900 in 1999. This increase in employees reflects our continuing focus on customer service, a reduction in the use of contractors for installation and requirements to support high-speed internet and digital television.

       Total labor and overhead costs capitalized in connection with new subscriber installations and network build increased from (pound)126 million for the year ended December 31, 1999 to (pound)175 million for the year ended December 31, 2000. The level of capitalized labor and overhead increased primarily as a result of the full-year impact of the Cable London acquisition, the Eurobell acquisition and the installations required for new subscribers to Active Digital services.

       Depreciation expense increased by (pound)118 million or 38.7% from (pound)305 million for the year ended December 31, 1999 to (pound)423 million for the year ended December 31, 2000. These increases were attributable to increased capital expenditure associated with the roll-out of Active Digital and high-speed data equipment, the full-year impact of the Cable London acquisition, the Eurobell acquisition, the Flextech merger and the re-assessment of the useful life of analogue assets in connection with the roll-out of digital television services. With effect from January 1, 2000, all analogue assets, which were previously to be depreciated over five years, are now being depreciated over 2000 and 2001.

       Amortization expense increased by (pound)85 million or 137.1% from (pound)62 million for the year ended December 31, 1999 to (pound)147 million for the year ended December 31, 2000. This increase is primarily as a result of the Flextech merger.

       Other Income/(Expense)

       Other expense, net of income, totalled (pound)385 million for the year ended December 31, 2000. This consisted primarily of interest expense, which increased by (pound)92 million or 31.4% from (pound)293 million for the year ended December 31, 1999 to (pound)385 million for the year December 31, 2000, and was partially offset by a decrease in net losses on foreign exchange of (pound)34 million or 69.4% from (pound)49 million for the year ended December 31, 1999 to (pound)15 million for the year ended December 31, 2000.

       Interest expense increased by (pound)92 million for the year ended December 31, 2000, primarily as a result of the additional interest expense incurred from additional borrowing to fund the roll-out of digital television and high-speed internet products, acquisitions and general working capital, in particular the interest relating to our Senior Discount Notes due 2009, issued in April 1999, our Senior Notes and Senior Discount Notes due 2010, issued in January 2000, and our Senior Convertible Notes 2005, issued in July 2000, offset in part by reduced overall borrowings under our senior secured bank facilities.

       Interest receivable and similar income increased by (pound)8 million or 114.3% from (pound)7 million for the year ended December 31, 1999 to (pound)15 million for the year ended December 31, 2000.

       Foreign exchange losses, net, arose principally from the re-translation of our US dollar-denominated debentures and notes to pounds sterling using the December 31, 2000 exchange rate and marking associated derivative instruments to their market value at December 31, 2000.

       Our share of the net losses of our affiliated companies, accounted for under the equity method of accounting, increased by (pound)9 million or 150% from (pound)6 million for the year ended December 31, 1999 to (pound)15 million for the year ended December 31, 2000. The principal affiliates of the Telewest Group are UK Gold Holdings Limited, UK Channel Management Limited, SMG, TVT, Blueyonder Workwise Ltd and SmashedAtom Ltd. Following the Cable London acquisition in November 1999, Cable London is no longer an affiliated company and its results are included in the consolidated results of Telewest.

B.       LIQUIDITY AND  CAPITAL RESOURCES

       We have a number of unused sources of liquidity. As of December 31, 2001, these sources include the ability to access (pound)741 million committed but undrawn amounts under the Senior Secured Facility. The Senior Secured Facility also permits us to access up to (pound)105 million under the Institutional Tranche and an additional (pound)239 million in vendor financing, but current market conditions and the recent downgrading of our corporate credit ratings may mean that we are not able to access these sources. See "Risk Factors."

      In 2002, we had the ability to terminate in-the-money derivative contracts that fluctuate in value. In March 2002, we terminated certain of these derivative contracts, netting (pound)74 million to us, and in May 2002, we realized an additional (pound)30 million. This cash is currently held by us as a further source of liquidity.

       The Group also has a number of assets that could be sold, however, no assurance can be given that buyers can be found for such assets, or, if found, that the consideration offered for such assets would justify their sale.

       Notwithstanding the sources of liquidity discussed above, the downgrading of our corporate credit ratings and the ratings of our outstanding debt is likely to increase our cost of borrowing and may mean that we are not able to make future borrowings.

       Since our initial public offering in 1994, we have financed the capital costs of our network construction, our operations and our investments in General Cable, Birmingham Cable, Cable London, Flextech, Eurobell and in affiliated companies, primarily from:

       o the proceeds of the initial public offering of our ordinary shares ((pound)414 million, net of fees);

       o the issuance in September 1998 of ordinary shares as partial funding for the General Cable merger ((pound)241 million);

       o the issuance in November 1999 of ordinary shares under a rights issue to fund the Cable London acquisition ((pound)416 million);

       o the issuance to Deutsche Telekom ("DT") in November 2000, January 2001 and May 2001, respectively, of an aggregate of (pound)254 million Accreting Convertible Notes due 2003 as consideration for its 100% interest in Eurobell;

       o the issuance in October 1995 of $300 million principal amount of Senior Debentures due 2006 and $1,537 million principal amount at maturity of Senior Discount Debentures due 2007;

       o the issuance in November 1998 of $350 million principal amount of Senior Notes due 2008;

       o the issuance in February 1999 of(pound)300 million principal amount of Senior Convertible Notes due 2007;

       o the issuance in April 1999 of (pound)325 million principal amount at maturity and $500 million principal amount at maturity of Senior Discount Notes due 2009;

       o the issuance in January 2000 of $450 million principal amount at maturity of Senior Discount Notes due 2010 and (pound)180 million principal amount and $350 million principal amount of Senior Notes due 2010;

       o the issuance in July 2000 of $500 million Senior Convertible Notes due 2005;

       o borrowings under the Senior Secured Facility and Institutional Tranche (as described below) (an aggregate of (pound)1,360 million outstanding at December 31, 2001);

       o the raising during 2001 of a net(pound)33 million loan, secured by a charge over our shares in SMG; and

       o      cash from operations.

       Where appropriate, we also use vendor financing. At December 31, 2001, obligations under these vendor financing arrangements amounted to (pound)261 million ((pound)238 million in respect of finance leasing to fund the purchase of certain equipment and (pound)23 million of finance provided by vendor companies) ((pound)245 million and (pound)nil, respectively, at December 31,
2000).

       We face the following significant risks and uncertainties:

       o      continued ability to raise finance to fund our operations;

       o successful execution of our long-term business plan, which in turn will affect our ability to raise further finance under the Senior Secured Facility (see below);

       o the need to meet financial and other covenants relating to debt instruments; and

       o the downgrading of our corporate credit ratings and the ratings of our outstanding debt is likely to increase our cost of borrowing and may mean that we are not able to make future borrowings.

       For the year ended December 31, 2001, we generated a net cash inflow from operating activities of (pound)1 million compared with an outflow of (pound)15 million for the year ended December 31, 2000.

       We incurred a net cash outflow from investing activities of (pound)549 million for the year ended December 31, 2001 compared with (pound)545 million for the year ended December 31, 2000, an increase of (pound)4 million or 0.7%. Capital expenditures accounted for (pound)548 million of the total in 2001 compared with (pound)527 million in 2000. See "--Capital Expenditure" below.

       Net cash provided by financing activities totalled (pound)502 million for the year ended December 31, 2001 compared with (pound)555 million for the year ended December 31, 2000. For the year ended December 31, 2001, net cash provided by financing activities includes the repayment on March 16, 2001 of (pound)810 million and (pound)122 million under our old senior secured credit facility and the Flextech facility, respectively, with a drawdown from our new Senior Secured Facility. In connection with our acquisition of Eurobell, on January 15, 2001, DT remitted a cash payment of (pound)30 million to Eurobell, and we issued an additional Accreting Convertible Note for the same amount.

       We anticipate that our principal uses of cash in the future will be to fund operating losses and capital expenditure, to make appropriate investments and to service debt. Although we expect to continue to incur operating losses, we anticipate that they will begin to reduce as we realize the expected benefits of our roll-out of digital television and high-speed internet services which we believe will increase product penetration, increase revenue per customer in our residential, business and content markets, and achieve the cost efficiencies of delivering these services over our owned broadband network. We also expect to have significant capital needs in the future. Nevertheless, with the majority of our network construction complete and substantially all network upgrades necessary for delivery of telephony and digital services complete, we anticipate that our capital expenditure will be largely driven by connecting new subscribers and the launch of new products, and consequently, will vary depending upon the take-up of our services. In May 2002, we announced a plan to reduce operating costs through such measures as divisional reorganization and head count reductions and to reduce capital expenditures by delaying or cancelling non-core projects such as video-on-demand.

       We anticipate that our principal sources of funds in the future will be cash flow from operating activities, proceeds from bank facilities, additional vendor financing, if available, the strategic sale of assets and cash in hand. Our future actual funding requirements could exceed currently anticipated requirements. Differences may result from higher-than-anticipated costs or capital expenditure and/or lower than anticipated revenues. Our actual costs, capital expenditure and revenues will depend on many factors, including, inter alia, consumer demand for voice, video, data and internet services, the impact on our business of new and emerging technologies, the extent to which consumer preference develops for cable television over other methods of providing in-home entertainment, the development of the interactive e-commerce market, consumer acceptance of cable telephony as a viable alternative to BT's telephony services, and the continued downward pressure on telephony margins.

       In addition, we continually review possibilities for accelerating our delivery of bundled broadband services via a range of existing and new distribution platforms and, as part of that strategy, we may acquire one or more companies or their assets. Although the primary consideration for such acquisitions may be our ordinary shares, we may also elect to fund such acquisitions with the cash proceeds from indebtedness or cash flow from operating activities. Any such acquisition could increase our funding requirements.

       As of December 31, 2001, we had cash balances of (pound)14 million (excluding (pound)12 million that is restricted as to use to providing security for leasing obligations and (pound)8 million that is on deposit guaranteeing a temporary overdraft of an affiliated company). As of December 31, 2001, we had (pound)741 million available to be drawn down under our Senior Secured Facility.

       Following the Flextech Merger in April 2000, we had two separate bank facilities:

       o we were party to a(pound)1.5 billion senior secured credit facility; and

       o Flextech and its subsidiaries were party to a (pound)200 million senior secured credit facility.

       On March 16, 2001, we entered into a new senior secured credit facility (the "Senior Secured Facility") with a syndicate of banks for (pound)2 billion. The terms of the loan agreement governing the Senior Secured Facility also allowed us to raise a further (pound)250 million from institutional investors (the "Institutional Tranche") and raise a further (pound)500 million of vendor financing. The first drawdown under this new facility was used to repay our old senior secured credit facility and the Flextech facility, noted above. On October 17, 2001, GE Capital Structured Finance Group Limited, an affiliate of GE Capital, lent us (pound)125 million as part of the additional (pound)250 million Institutional Tranche. Additionally, on March 12, 2002, we announced that we had secured a further (pound)20 million of institutional funding from Newcourt Capital (UK) Ltd., a subsidiary of CIT Group Inc. As of December 31, 2001, (pound)261 million of vendor financing had been incurred.

       Borrowings under the Senior Secured Facility are secured on our assets, including partnership interests and shares of subsidiaries, and bear interest at between 0.5% and 2.25% above LIBOR (depending on the ratio of borrowings to quarterly annualized consolidated net operating cash flow). Borrowings under the Institutional Tranche bear interest at up to 4% above LIBOR. The terms of the new facility restrict transfers or disposals of assets from certain subsidiary companies. These restrictions relate to the type and value of the consideration that can be accepted. Our ability to borrow under the Senior Secured Facility and the Institutional Tranche is subject to, among other things, our compliance with the financial and other covenants set forth in the loan agreement governing that facility and failure to comply with those covenants could result in all amounts outstanding thereunder becoming immediately due and payable. We were in compliance with these covenants as of December 31, 2001 and as of today, and expect to be in compliance for at least 12 months from the date of approval of our financial statements (February 28, 2002).

       We regularly monitor our ongoing ability to draw down under the facilities, which is dependent on satisfying the financial covenants. As with most growth businesses, further increases in business performance and profitability are necessary to ensure continued compliance with the terms of the covenants. However, as with any forecast information, the principal assumptions are clearly subject to a degree of risk, in particular, our ability to increase revenues in accordance with our plans. If we were unable to remain compliant with our covenants (or to meet our debt service obligations), we could attempt to restructure or refinance some or all of our existing indebtedness or to seek additional funding. We cannot assure you, however, that we would be able to do so on satisfactory terms, if at all. The downgrading of our credit ratings in March and April 2002 may mean that we are not able to make future borrowings. A restructuring of our debt could take the form of a debt-for-equity swap, which may result in severe dilution for existing shareholders at the time of the swap.

       We believe we have adequate resources to continue in operational existence for a period of at least 12 months from the date of approval of our financial statements (February 28, 2002). As a result of our debt obligations maturing beginning in late 2003 and uncertainty as to our ability to satisfy those obligations, we are currently considering alternative options to stabilize our medium and longer term liquidity position. We and our auditors review from time to time our ability to meet our obligations going forward and to continue in operational existence, and we will undertake such a review in connection with the preparation of our interim financial statements for the six months ending June 30, 2002. We cannot now determine what our position will be with respect to future financial statements.

       Although we believe that our current credit facilities are satisfactory to meet our funding requirements going forward for at least 12 months from the date of approval of our financial statements (February 28, 2002) and that our actual net funding requirements and net operating cash flows will not differ significantly from those currently anticipated, we cannot assure you that this will be the case. Differences may result from higher than anticipated costs and capital expenditure and/or lower than anticipated revenues. To the extent that differences arise, such differences could require us to request waivers from the Senior Secured Facility Banks to prevent breaching certain covenants in the Senior Secured Facility and/or to obtain additional financing and/or to amend or refinance our bank facilities. Such waivers and/or new financing and/or amendments or refinancings may not be available on acceptable terms, if at all. Our inability to obtain the requisite waivers and/or to obtain additional financing and/or to amend or refinance our bank facilities may result in a default under our Senior Secured Facility and could result in a default under the indentures that govern our high yield and convertible debt securities.

       We may from time to time choose to repurchase our outstanding debt securities for cash and/or in exchange for equity securities, in open market purchases or privately negotiated transactions. Such repurchases or exchanges will depend on, among other things, prevailing market conditions and our liquidity requirements. The amounts of repurchased or exchanged debt securities may be material.

       Contractual Obligations and Commercial Commitments

       Our contractual obligations and commercial commitments are summarized in the table below, and are fully disclosed in our audited consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

                                                                    Payments Due by Period
                                                              Less than                                     After
Contractual Obligations                            Total         1 year     1-3 years     4-5 years       5 years
-----------------------                            -----         ------     ---------     ---------       -------
                                                                      (in millions of(pound))
Long-term debt.........................            4,897        60           269            943         3,625
Capital lease obligations..............              292        63           102             76            51
Operating leases.......................              187        24            42             25            96
Unconditional purchase obligations.....              561       561            -             -             -
Other long-term obligations............                9        -              9            -             -
--------------------------------------------- ----------- -------------- ------------- ------------- -------------
Total contractual obligations..........            5,946       708           422          1,044         3,772
--------------------------------------------- ----------- -------------- ------------- ------------- -------------

       The following table includes information about our commercial commitments as of December 31, 2001. Commercial commitments are items that we could be obligated to pay in the future. They are not required to be included in the balance sheet.

                                                          Amount of Commitment Expiration Per Period

                                           Total
Other Commercial                           Amounts                Less than                                    After
Commitments                                Committed             1 year          1-3 years     4-5 years     5 years
-------------------------                  ---------             ----------      ---------     ---------     -------
                                                                      (in millions of(pound))


Guarantees............................            27               3               4             -            20
------------------------------------------ ----------------- --------------- -------------- ------------- -----------

       We have no other contractual or commercial commitments.

       Capital Expenditure

       Additions to property and equipment in the year ended December 31, 2001 totalled (pound)653 million, an increase of (pound)58 million from (pound)595 million for the year ended December 31, 2000. This increase includes (pound)44 million of additions relating to Eurobell for the year ended December 31, 2001. Our capital expenditure has primarily funded the construction of local distribution networks and our National Network, capital costs of installing customers, and enhancing the network for new product offerings. The additions in 2001 were principally a result of network upgrades and new digital set-top boxes and modems in connection with our roll-out of digital television and high-speed internet services. At December 31, 2001, our broadband network, including Eurobell, was capable of providing 78% of the homes in our franchises with both cable television and cable telephony services.

       We have substantially completed all network upgrades necessary for delivery of our digital television and high-speed internet services. Consequently, we anticipate that capital expenditure associated with our existing and currently planned services will be largely driven by connecting new subscribers and the launch of new products, and will vary depending upon the take-up of our services. Capital expenditure in the first quarter of 2002 of (pound)124 million is in line with management guidance of (pound)500 million to (pound)550 million for the full-year to December 31, 2002.

       Included in the table of contractual obligations shown above is a total of (pound)28 million relating to capital expenditure authorized by us for which no provision has been made in our consolidated financial statements. This amount includes subscriber installations (e.g., set-top boxes) for customer growth, network enhancements and computer projects necessary for the maintenance of the infrastructure of our business. In addition, and also included in the table, we have contracted to buy (pound)14 million of programming rights for which the license period has not yet started. These commitments will be funded when required from operating cash flow and available bank facilities. Both of these amounts are shown as being payable in less than one year.

C.     RESEARCH AND DEVELOPMENT, PATENTS, LICENSES, ETC.

       Not applicable.

D.     TREND INFORMATION

       See "Item 5.A--Operating and Financial Review and Prospects -- Operating Results" and "Item 5.B--Operating and Financial Review and Prospects -- Liquidity and Capital Resources" for a discussion of information required by this item.

E.     NEW ACCOUNTING STANDARDS APPLICABLE TO THE GROUP

       The Financial Accounting Standards Board ("FASB") has issued several new accounting standards which are disclosed in note 3 to our audited consolidated financial statements included elsewhere in this Annual Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

       Our Board consists of 11 directors, including four executive directors, three non-executive directors (all designated by Liberty Media) and four independent non-executive directors. The business address of the Telewest directors is Telewest Communications plc, Genesis Business Park, Albert Drive, Woking, Surrey GU21 5RW, United Kingdom.

        Name                                  Age     Position Held
        ----                                  ---     -------------
      Anthony William Paul Stenham.......     70      Chairman*
      Robert Bennett.....................     44      Director**
      Charles Burdick....................     51      Group Finance Director
      Stephen Cook.......................     42      Group Strategy Director
                                                      and General Counsel
      Miranda Curtis.....................     46      Director**
      Graham Hollis......................     50      Director**
      Denise Kingsmill CBE...............     55      Director*
      Mark Luiz..........................     49      Chief Operating Officer,
                                                      Cable Division
      Anthony Rice.......................     50      Director*
      Adam Singer........................     50      Group Chief Executive
      Stanislas Yassukovich CBE..........     67      Director*

----------
     *  Independent non-executive director.

     ** Non-executive director appointed by Liberty Media.

     Mr. Stenham has served as the independent non-executive Chairman of the Board of Telewest since December 1999 and served as a consultant to the executive committee of a joint venture (the "Joint Venture") between MediaOne and Liberty Media, which combined their respective UK cable interests, from May 1994 until the Joint Venture was acquired by the predecessor to Telewest ("Old Telewest") in November 1994 in connection with Telewest's initial public offering. Prior to his appointment as Chairman, Mr. Stenham served as an independent non-executive director and Deputy Chairman of the Board of Telewest from November 1994 until December 1999. He was chairman of Arjo Wiggins Appleton plc (a manufacturer and distributor of paper products) from 1990 to November 1997. Previously, Mr. Stenham was a Managing Director of Bankers Trust Company from 1986 to 1990. Prior to this, Mr. Stenham was an executive director of Unilever N.V. and Unilever plc for 15 years. Mr. Stenham serves as a non-executive director of various companies, including Altnamara Shipping plc (a luxury cruise ship company), Standard Chartered Plc (a commercial bank), Jarrold & Sons plc (multiple retail shops and specialized printing) and The Management Consultancy (a business consulting services provider). Mr. Stenham also currently serves as the non-executive chairman of IFonline Group plc (a business support company) and Whatsonwhen plc (a travel and entertainment content provider).

     Mr. Bennett has served as a non-executive director of Telewest since the completion of the Flextech Merger in April 2000. He is President and Chief Executive Officer of Liberty Media, a position he has held since April 1997. Mr. Bennett has been with Liberty Media since its inception in 1990, serving as its principal financial officer and in various other officer capacities. Mr. Bennett is a Director of Liberty Livewire Corporation (a provider of content preparation, management and distribution services), Liberty Satellite & Technology Inc. (a holding company for satellite and wireless businesses), Discovery Communications Inc. (a cable network operator), USA Networks Inc. (a media and electronic commerce company), Liberty Digital, Inc. (a media company) and UnitedGlobalCom, Inc. (a broadband communications company).

     Mr. Burdick was appointed Group Finance Director in February 1997 and has served as a director of Telewest since September 1996. From September 1996 to February 1997, he served as acting Group Finance Director. Prior to this, he was Vice President Finance and Assistant Treasurer of MediaOne from 1990. Prior to joining MediaOne, Mr. Burdick worked in Treasury and Corporate Development positions at, among others, Time Warner Inc. and Carnation International.

     Mr. Cook was appointed to serve as Group Strategy Director and director of Telewest in April 2000 following completion of the Flextech Merger. He has served as General Counsel of Telewest since August 2000. Previously he served as General Counsel, Company Secretary and as an executive director of Flextech from October 1998. Prior to that, he was a partner with Wiggin and Co., Flextech's principal legal advisors, from April 1995 until October 1998. Previously Mr. Cook was a partner at the law firm of McGrigor Donald from May 1993 until April 1995. Mr. Cook also serves as a non-executive director of SMG.

     Ms. Curtis was appointed to serve as a non-executive director of Telewest in September 1998. She has been President of Liberty Media International Inc. ("LMI") since February 1999. Prior to that, she served as Executive Vice President of LMI from September 1996 until February 1999. From May 1992 until August 1996, Ms. Curtis served in senior management positions for LMI. Prior to joining Liberty Media, she worked in the UK cable industry with the predecessors of Telewest and Flextech and in the BBC's commercial division. Ms. Curtis is a director of Jupiter Telecommunications Co., Ltd (a cable television broadcasting services provider), Jupiter Programming Co., Ltd (a television programming and content provider), MultiThematiques SA (a European supplier of multichannel programming) and Princes Holding Limited (a cable provider).

     Mr. Hollis has served as a non-executive director of Telewest since March 1999. He has been an Executive Vice President of LMI since September 1996 and LMI's Chief Financial Officer since May 1995. Previously, Mr. Hollis was Director of Finance of LMI from July 1994 until May 1995. Prior to joining LMI, Mr. Hollis was Vice President -- Finance at DTC Management, LLC, a subsidiary of the Peninsular and Oriental Steam Navigation Company ( "P&O ") until July 1994. Mr. Hollis held several other finance and accounting positions with subsidiaries of P&O from September 1986 until December 1994. Mr. Hollis also serves on the board of directors of The Wireless Group plc (a radio station operator), Jupiter Telecommunications Co., Ltd. (a cable television broadcasting services provider) and Princes Holding Limited (a cable provider).

     Ms. Kingsmill was appointed to serve as an independent non-executive director of Telewest in June 2001. Ms. Kingsmill has served as Deputy Chairman of the UK Competition Commission since October 1997. Previously she served as an advisor to Denton Wilde Sapte from 1994 until January 2000, specializing in the areas of employment law and corporate governance. Ms. Kingsmill is a non-executive director of Manpower UK Ltd. (an employment services provider) and of the Home Office (a UK governmental agency that is equivalent to the US Department of Interior). She is also a trustee of the Design Museum as well as a member of the Advisory Board of the Cambridge Business School (the Judge Institute).

     Mr. Luiz was appointed chief operating officer of the Cable Division in May 2002. He served as the chief executive of the Content Division from the completion of the Flextech Merger in April 2000 to May 2002. Mr. Luiz has served as a director of Telewest since November 2000. Mr. Luiz joined Flextech in 1994 as Chief Financial Officer and was appointed Finance Director in 1995. Prior to joining Flextech, Mr. Luiz served as Chief Finance Officer for United Artists Programming from 1992, having joined them as financial controller in 1988.

     Mr. Rice was appointed to serve as an independent non-executive director of Telewest in September 1998, following completion of the General Cable Merger. Mr. Rice served as a non-executive director of General Cable from October 1997 to the completion of the General Cable Merger. He is the chief executive of Tunstall Group Ltd. (an electronics manufacturing company), having served in this position since April 2002. From January 2001 to April 2002, he served as the Group Managing Director -- Ventures at British Aerospace Systems. From December 1999 to December 2000, Mr. Rice was the Group Director -- Supply Chain Management of British Aerospace Systems. Prior to that, Mr. Rice served as Group Managing Director -- Commercial Aircraft of British Aerospace plc ("BAe") (responsible for the Airbus, regional aircraft and asset management businesses of BAe), from June 1998 until December 1999. Previously he was Chief Executive of British Aerospace Asset Management from September 1995 to June 1998 and Group Treasurer of BAe from July 1991 to September 1995. Mr. Rice is a non-executive director of Oasis International Leasing (a provider of lease financing services).

     Mr. Singer has served as Group Chief Executive of Telewest since the completion of the Flextech Merger in April 2000. Previously, he served as Chief Executive of Flextech from October 1998 until April 2000, and as Chairman of Flextech from June 1997 until April 2000. Prior to that he was President and Chief Operating Officer of the Tele-Communications group of companies (now LMI) (the "TCI group") from October 1994 until May 1997. He joined the TCI group in September 1988 as a vice president of its wholly owned subsidiary, United Artists Entertainment Limited. Before joining the TCI group, Mr. Singer held senior management positions with Viacom International, Inc. and the BBC. Mr. Singer served as a non-executive director of Telewest from November 1995 until March 1998, and has served as a non-executive director of SMG since September 1995.

     Mr. Yassukovich was appointed as an independent non-executive director in April 2000 upon completion of the Flextech Merger and until such completion had served as the non-executive Deputy Chairman of the Board of Flextech from June 1997 and as a non-executive director of Flextech from August 1989, including the period from August 1989 until June 1997, when he served as the non-executive Chairman of the Board of Flextech. Mr. Yassukovich is currently Chairman of Henderson EuroTrust plc (an investment trust company), Park Place Capital Limited (an investment management company), Manek Investment Management Ltd (an investment management company) and Deputy Chairman of ABC International Bank plc. He serves on the board of ABC Investment Holdings Limited, ABC Property Fund Management (Guernsey) Limited and Atlas Capital Limited. Mr. Yassukovich was formerly Deputy Chairman and CEO of the European Banking Group, Chairman of Merrill Lynch Europe and Middle East and a former Deputy Chairman of the London Stock Exchange.

Senior Executives

     The individuals set out below are senior executives of the Combined Group.

        Name                     Age    Position Held
        ----                     ---    -------------
      Adam Singer.............    50    Group Chief Executive
      Charles Burdick.........    51    Group Finance Director
      Stephen Cook............    42    Group Strategy Director and General
                                        Counsel
      Mark Luiz...............    49    Chief Operating Officer, Cable Division

     For certain biographical information concerning Messrs. Singer, Burdick, Cook and Luiz see "-- Board of Directors."

B.       INTERESTS OF THE BOARD, SENIOR MANAGEMENT AND EMPLOYEES

Directors' Interests in Transactions

     None of the directors has or has had any interest in any transactions which are or were unusual in their nature or conditions or significant to our business taken as a whole and which were effected during the current or immediately preceding financial year or during any earlier financial year and which remain in any respect outstanding or unperformed.

C.       COMPENSATION

     The following table shows the remuneration paid to our executive and non-executive directors for the year ended December 31, 2001.

                                                             Performance-
                                  Salaries/                    Related        Total Emoluments          Pension
                                     Fees       Benefits       Bonuses       Excluding Pensions    Contributions (1)
                                     ----       --------       -------       ------------------    -----------------
                                                                  ((pound)in thousands)
EXECUTIVE
Charles Burdick                      377             11          283(2)              671                   14
Stephen Cook                         335              3           112                470                   70
Robert Fuller (resigned              273             10             -                283                   61
August 31, 2001)
Mark Luiz                            338             14           109                461                   40
Adam Singer                          575             18           186                779                   58

NON-EXECUTIVE
Robert Bennett                         -              -             -                  -                    -
Lord Borrie QC (resigned              17              -             -                 17                    -
June 21, 2001)
Miranda Curtis                         -              -             -                  -                    -
Dennis Durkin (appointed               -              -             -                  -                    -
August 2, 2001;   resigned May
14, 2002)
Graham Hollis                          -              -             -                  -                    -
Neil Holloway (resigned                -              -             -                  -                    -
August 2, 2001)
Denise Kingsmill CBE                  18              -             -                 18                    -
(appointed June 22,
2001)
Anthony Rice                          35              -             -                 35                    -
Anthony Stenham(3)                   175             15             -                190                    -
Salman Ullah                           -              -             -                  -                    -
     (resigned May 14,
2002)
Henry Vigil                            -              -             -                  -                    -
     (resigned May 14,
2002)
Stanislas Yassukovich CBE             41              -             -                 41                    -
                                 ------------- ------------ --------------- ---------------------- ------------------
                                   2,204             71           690              2,965                  243
                                 ------------- ------------ --------------- ---------------------- ------------------

------------------
Notes:

(1) The pension contributions for the directors were paid into their personal pension schemes. None of the directors are members of our money purchase occupational pension plan. Bonuses paid to directors are not pensionable.

(2) Of Mr. Burdick's(pound)283,000 bonus,(pound)170,000 was paid as a special bonus in respect of his contribution to the negotiations in obtaining the new Senior Secured Credit Facilities.

(3) Mr. Stenham receives an annual fee of(pound)175,000 and support services or compensation in lieu thereof, up to a maximum of(pound)75,000.

Performance-related Bonus Scheme

      For the year under review, Messrs. Singer, Burdick, Cook and Luiz participated in the former Flextech bonus scheme under which the level of bonus payable was based on EBITDA for the Telewest Group, the achievement of personal targets and share price growth.

      Also, for the year under review, a special non-recurring bonus was paid to Mr. Burdick in respect of his contribution to the negotiations in obtaining the new Senior Secured Credit Facilities.

      For 2002, each of the executive directors will participate in a bonus scheme under which the level of bonus payable will be based on EBITDA for the Telewest Group and the achievement of personal and team targets. The bonus payable under this scheme will be 40% of salary for achieving targets, rising to a maximum of 65% of salary for exceeding targets.

Former Directors and Compensation for Loss of Office

      Messrs. Durkin, Ullah and Vigil resigned as directors on May 14, 2002. They received no compensation for loss of office.

      Mr. Fuller resigned as the chief executive of Telewest's Cable Division, on August 31, 2001. He received no compensation for loss of office.

      Mr. Holloway resigned as a director on August 2, 2001. He received no compensation for loss of office.

      Lord Borrie QC resigned as a director on June 21, 2001. He received a pro rated annual fee in the amount of (pound)17,000 for his service as a director during 2001, but received no compensation for loss of office.


Remuneration Policy for Non-executive Directors

     The remuneration policy for independent non-executive directors was changed in May 1999. Previously, the directors had received an annual fee plus a fee of (pound)1,000 per meeting attended. From May 1999, an annual fee of (pound)35,000 per annum was awarded to each of the independent non-executive directors, with the exception of Mr. Yassukovich, who received (pound)41,000 per annum, and Mr. Stenham, who received (pound)125,000 per annum. Mr. Stenham also received a contribution of (pound)10,000 to office expenses. Following Mr. Stenham's appointment as Chairman, he entered into a service agreement with Telewest for a fixed term of one year from December 1, 1999 continuing thereafter unless terminated on 12 months' notice, except that in the event of a change of control, the notice period is 24 months. The contract provides for Mr. Stenham to receive an annual fee of (pound)175,000 and support services or compensation in lieu thereof, up to a maximum of (pound)75,000. The non-executive directors are not eligible for pension scheme membership and, other than disclosed elsewhere in this Annual Report, do not participate in any of the Company's bonus, share option or other incentive schemes. They are re-elected at each annual general meeting. Their remuneration is approved by the Board of Directors. The shareholder-designated directors have no formal appointment letters and are not paid by Telewest for their services as Board members.

     Executive Director Service Contracts

         Messrs. Burdick, Cook, and Luiz have employment agreements which continue until terminated by either party giving the other not less than 12 months' notice. Mr. Singers' employment agreement continues unless terminated by him giving Telewest not less than 12 months' notice or by Telewest giving him not less than 24 months' notice. In addition, Mr. Burdick's employment agreement can be terminated, subject to certain conditions, upon a change of control (as defined in the employment agreement). If notice is given by either party within the 6 months following the date of the change of control, the notice period shall be 6 months if given by Mr. Burdick to Telewest, or 24 months, if given by Telewest to Mr. Burdick. See "--Compensation" for a table summary of the financial terms of such employment agreements.

D.       BOARD PRACTICES

Board Powers, Composition and Term of Office

     Resolutions were approved at the annual general meeting of Telewest held on June 21, 2001 to amend the Relationship Agreement to which Liberty Media and Microsoft are parties. This section contains summaries of provisions of our Articles of Association (the "Articles") and the Relationship Agreement.

Powers

     Telewest's Board may exercise all of its powers that are not specifically reserved for the shareholders by the Companies Act, by its Memorandum of Association, by its Articles or by a resolution of the shareholders, whether relating to the management of its business or otherwise. Every director who is present at a Board meeting shall have one vote. In the case of an equality of votes, the Chairman of the Board has no casting vote. A director may designate an alternate to attend any Board meeting, and such alternate shall have all the rights of a director at such meeting.

     The Articles require the vote of a majority of the directors (or alternates) present at a duly convened meeting for the approval of all Board actions.

Composition

      The arrangements between Telewest, Liberty Media and Microsoft provide that the Board shall consist of no more than 16 directors (unless consent is given) and that for so long as Liberty Media owns 12.5% or more of our shares, it will be entitled to appoint three directors to the Board and for so long as Microsoft owns 12.5% or more of our shares, it will also be entitled to appoint three directors to the Board. Each of Liberty Media and Microsoft is entitled to appoint two directors to the Board if it holds 5% or more of our shares.

      Liberty Media and Microsoft have agreed that if there is any arrangement to which we are a party (or proposes to be a party), which gives rise to a conflict between the interests of Telewest and those of Liberty Media or Microsoft, then the approval of the independent directors and the directors appointed by the non-conflicted shareholder shall be required before the arrangement can proceed.

      The quorum for a meeting of the Board consists of a majority of the directors. Under the formal shareholder arrangements, Liberty Media and Microsoft have agreed that on any matter requiring Board approval, they will cause the directors designated by them to vote together as agreed by them (subject to each director's fiduciary duties to us), or in the absence of such agreement, to vote together in the manner that would be most likely to maintain the status quo without materially increasing our financial obligations or materially deviating from the approved budget and business plan. However, notwithstanding this provision, Microsoft has undertaken that it will cause the directors designated by it to vote (subject to their fiduciary duties) in all matters as the independent directors (or a majority of them) recommend, unless either Microsoft has a conflict of interest in relation to any matter (in which case its designated directors will abstain from voting) or Liberty Media enforces its rights to require the Microsoft designated directors to vote in the manner that would most likely maintain the status quo as described above.

      If either the Liberty Media directors or Microsoft directors (as the case may be) are precluded from voting on any matter because of a conflict of interest, the members of the other shareholder group may vote, subject to Microsoft's undertakings, described above, on such matter as they deem appropriate. On a conflict of interest in relation to Liberty Media and Microsoft, whichever of the representative directors has the conflict will not be required to be part of the quorum and will have no rights to vote in respect of the conflict in question. Notwithstanding this, such directors will still be entitled to attend and be heard on the matter at the relevant Board meeting.

      Any committee appointed by the Board shall include one Liberty Media director, and one Microsoft director (unless they consent otherwise), provided that a majority of the members of the committee are independent directors.

      The shareholder arrangements also provide that, for so long as Liberty Media or Microsoft hold 15% or more of our shares, the consent of Liberty Media and/or Microsoft (as appropriate) must be obtained by us before:

      (a) making any material acquisition or disposal out of the ordinary course of business including any transaction which would qualify as a Class 2 transaction under the Listing Rules of the UK Listing Authority or which the Board intends to announce;

      (b) incurring any borrowings or indebtedness in excess of(pound)50 million in aggregate (other than the existing facilities);

      (c) allotting or issuing shares or securities convertible into shares or granting options;

      (d)  appointing or removing our group chief executive officer; or

      (e)  increasing the number of directors holding office beyond 16.

      Microsoft has undertaken, however, that it will not exercise its right under this provision to withhold its consent to any appointment or removal of our group chief executive officer. Microsoft has also undertaken that, provided that certain conditions are satisfied, it will not exercise its right to withhold its consent in the circumstances described in paragraphs (a) and (b) above.

      The shareholder rights described above can be assigned to members of the relevant shareholder's group.


     Term of Office

     All of Telewest's directors shall hold office until the next annual general meeting following their elections and, in any event, until their successors have been elected or their earlier resignation or removal from office pursuant to the Articles. Accordingly, at each of Telewest's annual general meetings, each of the directors may stand for election or re-election.

     On a vote or resolution of Telewest to remove any director appointed by Liberty Media or Microsoft in accordance with the rights set out above, members of Liberty Media or Microsoft, as appropriate, shall in aggregate have twice the number of votes of all other members present and voting.

     There is no maximum age for a director and no director is required to own any of Telewest's shares.

     Committees

     The Board may delegate any of its power and authority for such time and on such terms and conditions as it deems appropriate to a committee consisting of one or more directors (subject to appointment rights provided to Liberty Media and Microsoft below) and one or more other persons (if thought fit). Pursuant to the Articles, the majority of members of any committee must be directors and the Chairman and the majority of members of any committee must be independent of both Microsoft and Liberty Media.

     The Articles provide that, for so long as they have the right to appoint directors, each committee shall include one representative designated by the Microsoft and one representative designated by Liberty Media (unless such groups or directors otherwise consent). Pursuant to the Articles, no resolution of a committee is effective unless a majority of those present when it is passed are directors.

     We have established an audit committee (the "Audit Committee") and a remuneration committee (the "Remuneration Committee"), each with formally delegated duties and responsibilities. The Audit Committee comprises two independent non-executive directors, including one designee from Liberty Media. The Audit Committee is chaired by Mr. Rice and its other members are Ms. Kingsmill and Messrs. Hollis and Yassukovich. Mr. Hollis is designated by Liberty Media. The Audit Committee meets regularly (at least four times per year) and is responsible for ensuring that our financial performance is properly measured and reported on and for reviewing reports from the auditors relating to financial statements and internal controls. The Audit Committee has unrestricted access to the independent auditors.

      The Remuneration Committee comprises three independent non-executive directors, and one designee from Liberty Media. The Remuneration Committee is chaired by Mr. Yassukovich, and its other members are Ms. Kingsmill, Ms. Curtis and Mr. Rice. Ms. Curtis was designated by Liberty Media. The Remuneration Committee meets at least four times per year and is responsible for setting the remuneration and terms of employment of our senior executives. The Remuneration Committee is also responsible for administering our share and other employee incentive plans.

E.       EMPLOYEES

Employees

      The average number of persons employed by us (including our directors) during the years ended December 31, 1999, 2000 and 2001, respectively, analyzed by category, was as follows:

                                                  1999      2000      2001
                                                  ----      ----      ----
           Sales and customer services......      3,206    4,129      5,160
           Construction and operations......      2,667    3,647      3,756
           Administration...................      1,026    1,526      1,745
                                                  -----    -----     ------
               Total........................      6,899    9,302     10,661
                                                  =====    =====     ======

     The average number of persons employed during a year is calculated by averaging the number of persons employed at the end of each of the 12 months within that period. The average number of persons employed by us does not include employees of Cable London prior to December 1, 1999, of Flextech prior to May 1, 2000 and Eurobell prior to October 1, 2000.

     At December 31, 2001, we had approximately 10,500 employees. On May 2, 2002 we announced that we were reducing our total staffing levels to approximately 9,000.

     None of our employees are covered by collective bargaining agreements. We believe that our relationship with our employees is good.

F.       SHARE OWNERSHIP

Directors' Ownership of Telewest Shares and Telewest ADSs

     As at the close of business on June 26, 2002 (being the latest practicable date prior to the publication of this Annual Report) the interests (all of which are beneficial unless otherwise stated) of the directors and (so far as the directors are aware, having made due and careful enquiry) persons connected with them (within the meaning of Section 346 of the Companies Act) in our share capital which have been notified to us pursuant to Section 324 or 328 of the Companies Act or which are required to be entered into the register maintained pursuant to Section 325 of the Companies Act and the existence of which is known to, or could with reasonable diligence be ascertained by the directors, were as follows:

                                                 Number
                                                 ------
      Anthony William Paul Stenham...........    40,000
      Charles Burdick........................   294,201
      Denise Kingsmill.......................    30,983
      Mark Luiz                                  20,631
      Anthony Rice...........................    27,120
      Adam Singer............................   194,508
      Stanislas Yassukovich..................    47,513
                                               --------
                                                654,956
                                               ========

Directors' Options

         The following table details options to acquire our ordinary shares granted under our Executive Share Option Schemes and our Sharesave Schemes held by our directors:

                                                                            Number of
                                                                              shares                              Exercise
                                           Granted/                           under                               price
                   Number of shares        (lapsed)      Date of            option at                             per
                    under option at         during       Grant/             December                Exercise     Share
                  December 31, 2000            2001      Lapse     Note     31, 2001                  Period      (pence)
                  -----------------            ----      -----     ----     --------                  ------      -------
CJ Burdick                   27,486               -            -     a           27,486             03/13/2000 -    109.1
                                                                                                    03/12/2007
                            800,542               -            -     b          800,542             03/13/2000 -    108.7
                                                                                                    03/12/2007
                          1,192,982               -            -     b        1,192,982             06/30/2003 -    228.0
                                                                                                    06/29/2010
                                            583,333   06/07/2001     b          583,333             06/07/2004 -    120.0
                                                                                                    06/06/2011
                                            233,333   11/16/2001     b          233,333             11/16/2004 -     75.0
                                                                                                    11/15/2011
----------------- ------------------ --------------- ------------ -------- ------------- ------------------------ --------
Totals                    2,021,010         816,666                           2,837,676
----------------- ------------------ --------------- ------------ -------- ------------- ------------------------ --------
SS Cook                      21,394               -            -    1,a          21,394             06/22/2000 -    140.2
                                                                                                    04/21/2002*
                            742,021               -            -    1,b         742,021             06/22/2000 -    140.2
                                                                                                    04/21/2002*
                            982,456               -            -     b          982,456             06/30/2003 -    228.0
                                                                                                    06/29/2010
                            421,052               -            -     b          421,052             11/21/2003 -    114.0
                                                                                                    11/20/2010
                             10,977               -            -     c           10,977             02/01/2004 -     88.3
                                                                                                    07/31/2004
                                            583,333   06/07/2001     b          583,333             06/07/2004 -    120.0
                                                                                                    06/06/2011
                                            233,333   11/16/2001     b          233,333             11/16/2004 -     75.0
                                                                                                    11/15/2011
----------------- ------------------ --------------- ------------ -------- ------------- ------------------------ --------
Totals                    2,177,900         816,666                           2,994,566
----------------- ------------------ --------------- ------------ -------- ------------- ------------------------ --------
MW Luiz                     169,223               -            -    1,b         169,223             06/19/1998 -     99.9
                                                                                                    06/18/2005
                            397,776               -            -    1,b         397,776             06/19/1998 -     99.9
                                                                                                    06/18/2002*
                          1,052,631               -            -     b        1,052,631             06/30/2003 -    228.0
                                                                                                    06/29/2010
                             10,977               -            -     c           10,977             02/01/2004 -     88.3
                                                                                                    07/31/2004
                                            583,333   06/07/2001     b          583,333             06/07/2004 -    120.0
                                                                                                    06/06/2011
                                            233,333   11/16/2001     b          233,333             11/16/2004 -     75.0
                                                                                                    11/15/2011
----------------- ------------------ --------------- ------------ -------- ------------- ------------------------ --------
Totals                    1,630,607         816,666                           2,447,273
----------------- ------------------ --------------- ------------ -------- ------------- ------------------------ --------
AN Singer                    12,765               -            -     a           12,765             06/30/2003 -    235.0
                                                                                                    06/29/2010
                          1,741,229               -            -     b        1,741,229             06/30/2003 -    228.0
                                                                                                    06/29/2010
                              8,414         (8,414)   11/30/2001    1,c               -                      -          -
                                          1,000,000   06/07/2001     b        1,000,000             06/07/2004 -    120.0
                                                                                                    06/06/2011
                                            400,000   11/16/2001     b          400,000             11/16/2004 -     75.0
                                                                                                    11/15/2011
                                              3,247   12/14/2001     c            3,247             02/01/2005 -     58.5
                                                                                                    07/31/2005
----------------- ------------------ --------------- ------------ -------- ------------- ------------------------ --------
Totals                    1,762,408       1,394,833                           3,157,241
----------------- ------------------ --------------- ------------ -------- ------------- ------------------------ --------
AWP Stenham                  10,977               -            -     c           10,977             02/01/2004 -     88.3
                                                                                                    07/31/2004
----------------- ------------------ --------------- ------------ -------- ------------- ------------------------ --------
Totals                       10,977               -                              10,977
----------------- ------------------ --------------- ------------ -------- ------------- ------------------------ --------

         The following table details entitlements to our ordinary shares under the Telewest Long Term Incentive Plan ("LTIP") held by our directors:

                    Number of shares        Lapsed             Transferred     Number of shares
                at December 31, 2000  during  2001   Note      during 2001     at December 31, 2001  Transfer dates
                --------------------  ------------   ----      -----------     --------------------  --------------
CJ Burdick                   116,365             -     2         (116,356)                    9                    -
                             132,211             -     3          (66,099)               66,112      From 03/20/2002
                             185,116     (185,116)                       -                    -
                              51,546             -                       -               51,546             50% from
                                                                                                          03/30/2003
                                                                                                            50% from
                                                                                                          03/30/2004
------------- ----------------------- ------------- -------- -------------- -------------------- --------------------
Totals                       485,238     (185,116)               (182,455)              117,667
------------- ----------------------- ------------- -------- -------------- -------------------- --------------------

         The following details entitlements to our ordinary shares under the Telewest Equity Participation Plan held by our directors:

                        Number of   Matching allocation          Transferred     Number of shares
                  bonus shares at   as at December 31,    Note   during 2001     at December 31,      Transfer dates
               December 31,  2000          2001                                       2001
               ------------------   ------------------    ----   -----------     ---------------      --------------

CJ Burdick                 14,180                14,180      4      (28,360)                    -                  -
                           14,989                25,401                   -                40,390               From
                                                                                                          03/22/2002
-------------- ------------------- --------------------- ------ ------------- -------------------- ------------------
Totals                     29,169                39,581             (28,360)               40,390
-------------- ------------------- --------------------- ------ ------------- -------------------- ------------------



         The following details entitlements to our ordinary shares under the Telewest Restricted Share Scheme held by our directors:

                 Number of shares at                                 Number of shares at
                   December 31, 2001       Awarded during 2001         December 31, 2001         Transfer dates
                   -----------------       -------------------         -----------------         --------------
CJ Burdick                         -                   185,915                   185,915         From 6/12/2004
------------- ----------------------- ------------------------- ------------------------- ----------------------
Total                              -                   185,915                   185,915
------------- ----------------------- ------------------------- ------------------------- ----------------------

---------------------

Notes:
(a)      Approved Executive Share Options
(b)      Unapproved Executive Share Options
(c)      Sharesave Schemes

* These options have lapsed since December 31, 2001.

1. Flextech options were exchanged for replacement options over our shares on the basis of 3.78 Telewest shares for each Flextech share under option. These options continue to be governed by the rules of the relevant Flextech scheme and as a result of the option exchange there are no performance conditions attached to these options.

2. The market value at the time of transfer on November 16, 2001 was(pound)0.74 per share. Based on this price, the gross gain on transfer was(pound)86,100.

3. The market value at the time of transfer on March 23, 2001 was(pound)1.19 per share. Based on this price, the gross gain on transfer was(pound)78,660.

4. The market value at the time of transfer of the matching shares on March 23, 2001 was(pound)1.19 per share. Based on this price, the gross gain on transfer was(pound)16,880.

         The middle-market price on December 31, 2001, was (pound)0.62 and the range during the year was (pound)1.61 to (pound)0.23. More information on share price movements during the year is given in "Item 9.A--The Offer and Listing--Offer and Listing Details."

         Save as disclosed above, no right to subscribe for our shares or those of our subsidiaries was granted to or exercised by a director, or any member of his or her immediate family during 2001.

         None of the directors are or were interested in our limited voting convertible ordinary share capital. Save as disclosed above, the directors had no interests in our issued share capital or that of our subsidiaries at the dates given above.

         On May 31, 2002, the Telewest 1994 Employees' Share Ownership Plan Trust held 1,036,099 ordinary shares. Each of the executive directors is taken to have a technical interest in all the ordinary shares held by the trustees.

         Save as noted above, the interests of the directors set out herein have not changed between the end of the financial year and the date of this report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

     The following table sets forth certain information with respect to persons known to Telewest to be the beneficial owners, as at June 26, 2002 (being the latest practicable date prior to the publication of this Annual Report), directly or indirectly, of 5% or more of the aggregate number of ordinary shares and limited voting shares. So far as we are aware, unless otherwise discussed below, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares and Telewest Limited Voting Shares indicated as being beneficially owned by them. See "Item 3.E--Key Information--Risk Factors--Influence of, and Changes in, Principal Shareholders."

                                                                            Number of      Percentage of
                                                            Number of    Telewest Limited Telewest Issued
            Name and Address of Beneficial Owner         Ordinary Shares  Voting Shares    Share Capital
            ------------------------------------         ---------------  -------------    -------------
      Liberty Media Corporation(1)                         722,205,225      22,185,093          25.1
      9197 South Peoria Street
      Englewood, Colorado 80112

      Microsoft Corporation(2)                             636,056,024      60,322,654          23.6
      One Microsoft Way
      Redmond, Washington 98052

      Capital Research and Management Company              190,920,901         --               6.5
      333 South Hope Street
      Los Angeles, CA 90071

      All directors and officers of the                      654,956           --                *
      Company as a group

----------
     * Less than 0.1%.

    (1) Of the ordinary shares that are listed as beneficially owned by Liberty Media, 218,820,543 ordinary shares are registered in the name of Liberty Flex Holdings, 19,945,721 ordinary shares are registered in the name of Liberty UK Holdings, Inc., 463,438,961 ordinary shares are registered in the name of Liberty UK Inc. and 20,000,000 ordinary shares are registered in the name of Liberty TWSTY Holdings Inc., each a wholly owned subsidiary of Liberty Media. The 22,185,093 limited voting shares listed as beneficially owned by Liberty Media are registered in the name of Liberty UK Holdings Inc.

    (2) Of the ordinary shares that are listed as beneficially owned by Microsoft, 229,930,002 ordinary shares are registered in the name of Nortrust Nominees Limited (on behalf of Microsoft Corporation Ltd), 365,740,820 ordinary shares and 60,322,654 limited voting shares are registered in the name of Nortrust Nominees Ltd, designated MUKCI, and 40,385,202 ordinary shares are registered in the name of Nortrust Nominees Ltd, designated MCPHI. Nortrust Nominees Ltd, designated MUKCI, and Nortrust Nominees Ltd, designated MCPHI, hold their shares for the benefit of Microsoft U.K. Cable Inc. and Microsoft Cable Partnership Holdings, Inc. (each a wholly owned subsidiary of Microsoft), respectively.

B.       RELATED PARTY TRANSACTIONS

Identity of Relevant Related Parties

      Liberty Media, Microsoft and MediaOne are related parties of the Telewest Group, in that they control or controlled, directly or indirectly, more than 20% of the voting rights of the Company in 2001, 2000 and 1999.

      Cable London up to its acquisition on November 23, 1999 was a related party of the Telewest Group by virtue of its status as an associated company.

      Flextech up to its acquisition on April 19, 2000 was a related party of the Telewest Group because Liberty Media owned more than 20% of the voting rights of Flextech.

      UKTV and TVT became related parties of the Telewest Group with the Flextech acquisition, and at December 31, 2001, we owned 50% and 38% of the voting rights, respectively. In April 2002, we agreed to dispose of our 38% interest in TVT to USA Networks Inc. as part of USA Networks Inc.'s agreement to purchase TVT. See "Item 4.B -- Information on the Company -- Recent Developments."

      During the year, Screenshop Limited ("Screenshop") became a related party when we sold our shareholding in Screenshop to sit-up Limited in return for a 36.36% shareholding in sit-up Limited.

Nature of Transactions

      We had a (pound)10 million loan facility with Liberty Media. Interest charged on this loan was (pound)nil (2000:(pound)1 million). The balance due to Liberty Media at December 31, 2000 was (pound)17 million including accrued interest and was repaid during the year.

      Additionally, we purchase software and consultancy services from Microsoft, on normal commercial terms. Purchases in the year ended December 31, 2001 amounted to (pound)2 million (2000: (pound)2 million). The balance outstanding in respect of these purchases was (pound)nil at December 31, 2001 and 2000.

      In the normal course of providing cable television services, we purchase certain of our programming from Flextech. Such programming is purchased on commercially available terms. Total purchases in the period to acquisition in 2000 and in the year ended December 31, 1999 amounted to (pound)4 million and (pound)9 million, respectively.

      We made loans to Cable London prior to its acquisition in November 1999. Interest charged on these loans in the year ended December 31, 1999 was (pound)3 million.

      We have charged management fees to UKTV of (pound)nil (2000: (pound)3 million). In addition, we have recharged overheads and costs incurred on their behalf to UKTV, TVT and Screenshop of (pound)8 million, (pound)3 million and (pound)1 million (2000: (pound)7 million, (pound)10 million and (pound)nil), respectively. We have also made a loan to UKTV. Interest charged on this loan was (pound)12 million (2000: (pound)15 million). Amounts due from UKTV, TVT and Screenshop at December 31, 2001 were (pound)217 million, (pound)28 million and (pound)nil, respectively (2000: (pound)229 million, (pound)31 million and (pound)nil, respectively).

      In the normal course of our business, we purchase programming from UKTV. Purchases in the year ended December 31, 2001 were(pound)5 million (2000:(pound)4 million, 1999:(pound)2 million). The balance due to UKTV at December 31, 2001 was(pound)2 million (2000:(pound)nil).

      On June 12, 2002 Liberty TWSTY Bonds, Inc., a wholly-owned subsidiary of Liberty Media, launched a tender offer for: (i) up to $60.0 million of our 9 5/8% Senior Debentures due 2006, (ii) up to $307.3 million of our 11% Senior Discount Debentures due 2007, (iii) up to $70.0 million of our 11 1/4% Senior Notes due 2008, (iv) up to (pound)65.0 million of our 9 7/8% Sterling Senior Discount Notes due 2009, (v) up to $100.0 million of our 9 1/4% Senior Discount Notes due 2009, (vi) up to (pound)36.0 million of our 9 7/8% Sterling Senior Notes due 2010, (vii) up to $70.0 million of our 9 7/8% Senior Notes due 2010 and (viii) up to $90.0 million of our 11 3/8% Senior Discount Notes due 2010. We issued a response to the tender offer on June 24, 2002 indicating that we were unable to take a position with respect to the tender offer because we were unable to determine whether the tender offer was beneficial or detrimental to the holders of such notes and debentures. See "Item 4.B-- Information on the Company -- Recent Developments."

ITEM 8.  FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

      The financial statements required by this item are found in Item 18 of this Annual Report, beginning on page F-2.

     Legal Proceedings

     Neither Telewest nor any other member of the Telewest Group is or has been engaged in any legal or arbitration proceedings, nor are any such proceedings pending or threatened by or against it, which have had a significant effect on the our financial position during the 12 months preceding the date of this Annual Report.

     Dividend Policy

     We currently do not expect to pay dividends, but our Board will review our dividend policy from time to time. Any determination to pay dividends will be at the discretion of our Board and will depend upon the availability of distributable profits, our operating results, financial condition and capital requirements, general business conditions and such other factors as the Board deems relevant. We cannot assure you as to if or when we will begin to pay dividends. Under English law, we can only pay dividends out of profits available for distribution, as more particularly described in the UK Companies Act 1985.

     Cash dividends, if any, will be paid by us in pounds sterling. Holders of ADSs will receive dividends in US dollars. Exchange rate fluctuations will affect the US dollar amount received by holders of ADSs on conversion by the Depositary of dividends paid in pounds sterling.

B.    SIGNIFICANT CHANGES

     Not applicable.

ITEM 9. THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

     The following tables sets forth, for the periods indicated, (a) the high and low middle-market quotations for our shares on the London Stock Exchange and
(b) the high and low reported closing prices of our ADSs on The Nasdaq National Market ("Nasdaq"). For current price information, shareholders are urged to consult publicly available sources.

                          Five Most Recent Fiscal Years

                                  Telewest shares(1)        Telewest ADSs(2)
                                  ------------------        ----------------
                                  High          Low         High      Low

      1997...................   133.5 pence    63.0 pence   $22.00   $10.75
      1998...................   208.5 pence    70.0 pence   $33.63   $11.63
      1999...................   351.3 pence   173.5 pence   $58.00   $28.25
      2000...................   563.0 pence   103.3 pence   $87.88   $14.00
      2001...................   161.0 pence    23.0 pence   $23.50    $3.50

                    Quarterly Data for Two Most Recent Years

                                                         Telewest shares(1)        Telewest ADSs(2)
                                                         ------------------        ----------------
                                                          High          Low         High      Low
      2000    First Quarter..........................   563.0 pence   307.5 pence   $87.88   $50.00
              Second Quarter ........................   481.5 pence   228.0 pence   $84.50   $33.50
              Third Quarter..........................   258.0 pence   132.0 pence   $39.00   $19.50
              Fourth Quarter.........................   142.5 pence   103.3 pence   $20.88   $14.00

      2001    First Quarter..........................   161.0 pence   100.8 pence   $23.50   $14.75
              Second Quarter  .......................   139.0 pence    83.5 pence   $20.40   $11.65
              Third Quarter .........................    93.3 pence    23.0 pence   $13.14    $3.50
              Fourth Quarter ........................    81.5 pence    28.0 pence   $11.03    $3.85

      2002    First Quarter .........................    67.5 pence    11.3 pence    $9.75    $1.85
              Second Quarter (through June 26,
              2002) .................................    13.5 pence     2.3 pence    $2.04    $0.35

                             Most Recent Six Months

                                                    Telewest Shares (1)            Telewest ADSs (2)
                                                --------------------------------   --------------------
                                                   High             Low               High       Low
      December 2001 ........................      74.0 pence       55.0 pence         $10.54    $7.75
      January 2002 .........................      67.5 pence       34.5 pence          $9.75    $4.95
      February 2002 ........................      38.0 pence       17.0 pence          $5.17    $2.36
      March 2002 ...........................      17.5 pence       11.3 pence          $2.85    $1.85
      April 2002 ...........................      13.5 pence        8.0 pence          $2.04    $1.30
      May 2002..............................      10.5 pence        5.0 pence          $1.70    $0.80
      June 2002 (through June 26, 2002).....       5.0 pence        2.3 pence          $0.82    $0.35

     -----------

     (1) The middle market quotations set out for the Telewest shares are derived from the Daily Official List of the London Stock Exchange.

     (2) The prices set out for the Telewest ADSs are provided by the Nasdaq.

     Our ADSs are evidenced by American Depositary Receipts ("ADRs") issued by The Bank of New York, as the depositary (the "Depositary") under an amended and restated deposit agreement (the "Deposit Agreement"), dated as of November 30, 1994 (as amended as of October 2, 1995), among us, the Depositary and all holders and beneficial owners of ADRs issued thereunder.

     As of May 31, 2002, 3,732,721 ADRs evidencing 3,732,721 ADSs (representing 37,327,210 ordinary shares) were held of record in the United States. These ADRs were held by approximately 15 record holders, and collectively represented approximately 1.3% of the total number of our outstanding ordinary shares. We also believe that as of May 31, 2002, approximately 138,000 of our ordinary shares were held of record by 28 US holders (not including those ordinary shares beneficially owned by Liberty Media, Microsoft and MediaOne). Since certain of these securities are held by brokers and other nominees, the number of record holders in the United States may not be representative of the number of holders or of where the holders are resident.

B.       PLAN OF DISTRIBUTION

         Not applicable.

C.       MARKETS

      Our shares are listed and traded on the London Stock Exchange and trade under the symbol "TWT." Our ADSs, each representing 10 ordinary shares, are quoted on Nasdaq and trade under the symbol "TWSTY." The Bank of New York is the depositary for our ADSs.

D.       SELLING SHAREHOLDERS

         Not applicable.

E.       DILUTION

         Not applicable.

F.       EXPENSES OF THE ISSUE

         Not applicable.


ITEM 10. ADDITIONAL INFORMATION

A.       SHARE CAPITAL

         Not applicable.

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

         The following is a summary of all material provisions of our Memorandum and Articles of Association. This description does not purport to be complete and is qualified in its entirety by reference to the full text of the Memorandum and Articles which are available for inspection as described below in "--Documents on Display."

Memorandum of Association

         The Memorandum provides that the principal objectives of Telewest are, among others, to act as a holding company, to construct and operate cable television and cable telephony systems, to carry on the business of purchasers, suppliers and dealers of programs and to do anything incidental or ancillary to those purposes. The objectives of Telewest are set out in clause 4 of the Memorandum.

Articles of Association

    Telewest Shares

         Voting Rights

         Every holder of our Ordinary Shares who is present in person at a general meeting shall have one vote on each matter to be presented, and on a poll every shareholder who is present in person or by proxy shall have one vote for every Ordinary Share held, in each case subject to (a) any special terms as to voting that are attached to any shares that have been issued, and (b) to disenfranchisement in the event of (i) non-payment of calls or other monies due and payable in respect of the shares, (ii) non-compliance with a statutory notice requiring disclosure as to beneficial ownership of shares or (iii) such person's shareholding being detrimental to the grant, renewal or extension of any of our Telecommunications Act licenses or Cable Television licenses. Voting at a general meeting is by a show of hands unless a poll is demanded. A poll may be demanded by (i) the chairman of the meeting, (ii) not less than five shareholders present in person or by proxy or entitled to vote, (iii) any shareholder or shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to attend and vote at such meeting, or (iv) any shareholder or shareholders present in person or by proxy and holding shares conferring a right to vote at the meeting on which there have been paid-up sums in aggregate equal to not less than one-tenth of the total sum paid on all shares conferring such right. Since under English law voting rights are only conferred on registered holders of shares, a person holding through a nominee may not directly demand a poll.

         Unless otherwise required by law or the Articles, voting in a general meeting is by ordinary resolution. An ordinary resolution (e.g., a resolution for the election of directors, the approval of financial statements, the declaration of a final dividend, the appointment of auditors, the increase of authorized share capital or the grant of authority to allot shares) requires the affirmative vote of a majority of the shareholders present in person, in the case of a vote by show of hands, or present in person or by proxy and holding shares conferring in the aggregate a majority of votes actually cast on the ordinary resolution, in the case of a vote by poll. A special resolution (e.g., a resolution amending the Memorandum or Articles, changing our name or waiving the statutory pre-emption rights) or an extraordinary resolution (e.g., relating to certain matters concerning our liquidation) requires the affirmative vote of not less than three-fourths of the shareholders present in person, in the case of a vote by show of hands, or present in person or by proxy and holding shares conferring in the aggregate at least three-fourths of the votes actually cast on the resolution, in the case of a vote by poll. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting is not entitled to cast a deciding vote. Meetings generally are convened upon 21 days' notice (where a special or extraordinary resolution is being proposed) or 14 days' notice (where an ordinary resolution is being proposed), in each case not including the days of delivery or receipt of the notice.

         Quorum

         The quorum at our general meetings shall be two or more persons holding our Ordinary Shares who are present in person or by proxy.

         Dividend Rights

         Subject to the provisions of the Companies Act 1985 and of the Articles, we may by ordinary resolution of the shareholders declare a dividend to be paid to the shareholders according to their respective rights and interests, but no such dividend may exceed the amount recommended by the directors. The directors alone may also declare and pay such interim dividends (including any dividends payable at a fixed rate) as appear to them to be justified by our profits available for distribution. The directors may, with the prior authority of an ordinary resolution of the shareholders, allot to those holders of a particular class of shares who have elected to receive them further shares of that class of ordinary shares, in either case credited as fully paid, instead of cash in respect of all or part of a dividend or dividends specified by the resolution, subject to any exclusions, restrictions or other arrangements the Board may in its absolute discretion deem necessary or expedient to deal with legal or practical problems under the laws of, or the requirements by a recognized regulatory body or a stock exchange, in any territory. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is declared and paid. All dividends unclaimed for a period of 12 years from the date they become due for payment shall be forfeited by the holder of the relevant shares.

         Rights on Liquidation

         Upon a voluntary winding-up of Telewest, the liquidator, subject to English law, may divide among the shareholders in kind the whole or any part of our assets, and for such purpose may set such value as he deems fair upon any one or more class or classes of property. The liquidator may determine the basis of such valuation and, in accordance with the then-existing rights of the shareholders, how such division shall be carried out as between shareholders or classes of shareholders. The liquidator may not, however, distribute to a shareholder without his or her consent any asset to which there is attached a liability or potential liability for the owner. If, on a liquidation, the assets available for distribution to shareholders of a given class are insufficient to repay all the paid-up share capital of such class, such assets shall be distributed so that as far as possible the losses shall be borne by the shareholders of such class in proportion to the capital paid upon the shares of such class held by each shareholder at the commencement of the liquidation.

         Pre-emptive Rights

         The Articles do not contain any pre-emptive rights with respect to the Ordinary Shares. The Companies Act confers on shareholders, to the extent not waived, rights of pre-emption in respect of the issuance of equity securities that are, or are to be, paid up wholly in cash. The term "equity securities" means: (a) our shares other than shares which, with respect to dividends and capital carry a right to participate only up to a specified amount in a distribution and shares allotted pursuant to an employee share plan; and (b) rights to subscribe for, or to convert into, such shares. These provisions may be waived to a special resolution of the shareholders, either generally or specifically, for a maximum period not exceeding five years. In addition, pursuant to the rules of the UK Listing Authority, issuance of securities for cash other than to existing equity shareholders in proportion to their holdings must be approved by an ordinary resolution of the shareholders. However, a waiver of the statutory pre-emptive right will also satisfy the UK Listing Authority requirement.

         Sanctions on Shareholders

         A holder of our shares may lose the right to vote his or her Ordinary Shares if he or she or any other person appearing to be interested in shares held by him or her fails to comply within a prescribed period of time with a request by us under Section 212 of the Companies Act to provide certain information with respect to past or present ownership or interests in such shares. In the case of holders of more than 0.25% in nominal amount of our share capital (or any class thereof), in addition to disenfranchisement, the sanctions that may be applied by us include withholding the right to receive payment of dividends and other monies payable on Ordinary Shares and imposing restrictions on transfers of the relevant Ordinary Shares.

         Disclosure of Interests

         Section 198 of the Companies Act provides that a person (including a company and other legal entities) that acquires an interest, directly or indirectly, of 3% or more of any class of shares (including through ADRs) that comprise part of an English public company's "relevant share capital" (i.e., Telewest's issued share capital carrying the right to vote in all circumstances at a general meeting of Telewest) is required to notify the company of its interest within two business days following the day on which the notification obligation arises. After the 3% level is exceeded, similar notifications must be made in respect of increases or decreases of one percent or more.

         For the purposes of the notification obligation, the interest of a person in shares means any kind of interest in shares, including interests in any shares: (a) in which a spouse, child or stepchild under the age of 18, is interested; (b) in which a corporate body is interested and either (i) that corporate body or its directors generally act in accordance with that person's directions or instructions or (ii) that person controls one-third or more of the voting power of that corporate body; or (c) in which another party is interested and the person and that other party are parties to a "concert party" agreement under Section 204 of the Companies Act. A "concert party" agreement provides for one or more parties to acquire interests in shares of a particular company and imposes obligations or restrictions on any one of the parties as to the use, retention or disposal of such interest acquired pursuant to such agreement, and any interest in such company's shares is in fact acquired by any of the parties pursuant to the agreement. Certain interests (e.g., those held by certain investment fund managers) may be disregarded for the purposes of calculating the 3% threshold, but the disclosure obligation will still apply where such interests exceed 10% or more of any class of the company's relevant share capital and to increases or decreases of one percent or more thereafter.

         In addition, Section 212 of the Companies Act provides that a public company may by written notice require a person whom the company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in shares consisting of the company's "relevant share capital" to confirm that fact or to indicate whether or not that is the case, and where such person holds or during the relevant time had held an interest in such shares, to give such further information as may be required relating to such interest and any other interest in the shares of which such person is aware.

         Where notice is served by a company under the foregoing provisions on a person who is or was interested in shares of the company and that person fails to give the company any information required by the notice within the time specified in the notice, the company may apply to the English court for an order directing that the shares in question be subject to restrictions prohibiting, among other things, any transfer of those shares, the exercise of voting rights in respect of such shares, the taking-up of rights in respect of such shares and, other than in liquidation, payments in respect of such shares.

         A person who fails to fulfill the obligations imposed by Sections 198 and 212 of the Companies Act described above is subject to criminal penalties.

         Special Provisions for License Protection; Required Disposals and Restrictions on Voting

         The Articles include special provisions designed to provide protections against (a) revocation of licenses held by us and (b) prejudice to our prospects of obtaining further licenses, or license extensions or renewals in the event of direct or indirect interests in us being acquired by persons whose holdings of such interests would or might be prejudicial to us with respect to our Telecommunications Act licenses or Cable Television licenses. If the Board, after requesting information from a shareholder and consulting with the Independent Television Commission, the Department of Trade and Industry or any other relevant authority they deem appropriate, determines that the interest of such shareholder in our shares is or may be prejudicial to the retention, grant, renewal or extension of a Telecommunications Act license or Cable Television license, the Board may serve a written notice (a "Disposal Notice") on the shareholder requiring a disposal to be made of all or some of those shares to a person not connected with such shareholder to be made within such period as the Board considers reasonable. If a Disposal Notice is not complied with (or not complied with to the satisfaction of the Board), the Board shall, under its authority contained in the Articles, make the required disposal using its reasonable efforts to obtain the best price reasonably obtainable in the circumstances within 30 days of the expiration of the Disposal Notice. The directors and any persons giving any such advice to the directors, shall not be liable to any person for failing to obtain the best price reasonably obtainable provided the Board acted in good faith within the period specified above. The net proceeds of the sale shall be paid (without interest and after deducting any expenses incurred by us in the sale) to the former holder(s) on surrender by such holder(s) of the certificate(s) in respect of the shares sold. Where any shares to be disposed of pursuant to the above provision are held by a member of the Liberty Media Group or the Microsoft Group, the Articles provide for us to use our reasonable endeavors to allow the Liberty Media Group or the Microsoft Group, as the case may be, to exercise its rights of first refusal with respect to such shares to be disposed in accordance with such arrangements as may then be in place between the members of the Liberty Media Group and the Microsoft Group in relation to their holdings of shares in us and as may have been notified to us.

         Any shareholder served with a Disposal Notice shall not be entitled to receive notice of, or to attend and vote at, any general meeting of ours or at any separate class meeting or to exercise any other right conferred by membership in relation to any such meeting in respect of such number of shares as such shareholder shall have been required to dispose of pursuant to such notice. Such rights to attend to speak and to demand and vote which would have attached to the relevant share shall vest in the chairman of any such meeting.

         The right to vote may also be removed from any share prior to the service of a Disposal Notice where a shareholder has failed to comply with a request for information from the Board to enable it to ascertain whether any of our licenses or proposed licenses may be prejudiced by the holding of that share or where the Board has given notice to the shareholder that such a prejudicial situation exists in relation to any of its shares.

         Transfer of Shares

         A holder of Ordinary Shares or of our limited voting shares ("Limited Voting Shares") may transfer all or any of its shares by an instrument of transfer in writing in any usual form or in any other form approved by the Board. The instrument of transfer of a share shall be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid up) by or on behalf of the transferee. The Board may, in its absolute discretion and without giving any reason (unless the refusal relates to a transfer that prejudices any of our licenses or proposed licenses), refuse to register any share transfer unless (a) it is in respect of a share over which we do not have a lien, (b) it is in respect of only one class of shares, (c) it is in favor of a single transferee or not more than four joint transferees, (d) it is duly stamped (if so required), (e) it is delivered for registration to our registered office or such other place as the Board may determine, accompanied (except in the case of certain transfers on the UK Listing Authority where a certificate has not been issued) by the relevant share certificate(s) and such other evidence as the Board may reasonably require to prove the title of the transferor and due execution of the transfer by him or her or, if the transfer is executed by some other person on his or her behalf, the authority of that person to do so, (f) it is in respect of shares which are owned by a person who has not failed to disclose interests as required by Section 212 of the Companies Act, (g) it will not be prejudicial to any of our licenses or proposed licenses and (h) a Disposal Notice has not been sent in respect of that share or has been served but has been withdrawn (unless the transfer in question is to complete a Required Disposal of that share within the meaning of the Articles).

         The Board may also refuse to register the transfer of a share that is not fully paid, provided that such refusal does not prevent dealings in our shares taking place on an open and proper basis.

         The registration of transfers may be suspended at such times and for such periods (not exceeding 30 days in any year) as the Board may decide and either generally or in respect of a particular class of shares.

         Variation of Rights

         Subject to the provisions of the Companies Act 1985 and 1989, all or any of the rights attaching to a class of shares may be varied as may be provided by those rights or, in the absence of any such provision, with either the consent in writing of the holders of at last three-fourths of the nominal amount of the issued shares of such class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the issued shares of that class. Any variation of the rights attaching to the Limited Voting Shares shall be deemed to be a variation of the class rights attaching to the Ordinary Shares and will require a special resolution of our shareholders.

         The rights attached to a class of shares are not (except as otherwise provided in the terms of such shares) deemed to be varied by the creation or issuance of further shares ranking pari passu with or subordinate to such shares or by the purchase or redemption by us of our own shares in accordance with the provisions of the Companies Acts 1985 and 1989 and the Articles.

         Share Capital and Changes in Capital

         We may, by ordinary resolution of the shareholders: (a) increase our share capital by a sum to be divided into shares of an amount prescribed by such resolution; (b) consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares; (c) subdivide all or any of such shares (subject to the provisions of the Companies Act) into shares of smaller amounts and, as a part of such subdivision, determine that any of such shares may have any preference or other advantage or be subject to any restriction as compared with the other shares; and (d) cancel shares which, as of the date of such resolution, have not been taken or agreed to be taken by any person and reduce the amount of its share capital by the amount of the shares so cancelled.

         We may, by special resolution of the shareholders and subject to confirmation by the English court, reduce our share capital, any capital redemption reserve, share premium account or other undistributable reserve in any way.

         We may, subject to the requirements of the Companies Act, the Articles and the requirements of the UK Listing Authority, purchase all or any of our shares of any class (including redeemable shares).

         Members of the Microsoft Group and the Liberty Media Group may redesignate some or all of their Ordinary Shares as Telewest Limited Voting Shares.

         Untraced Shareholders

         Telewest may sell any shareholder's shares in us, or shares to which a person is entitled by transmission, if during a period of not less than 12 years
(a) no check, order or warrant sent by us through the mail addressed to the shareholder or person entitled by transmission has been cashed, (b) no communication has been received by us from such shareholder or person entitled by transmission and (c) we have paid at least three cash dividends in such 12-year period. After the expiration of such 12-year period, we are required to give three months' notice of our intention to sell the shares in a leading daily newspaper and a newspaper circulating in the area of the shareholder's registered address. We must also first provide a copy of such notice to the UK Listing Authority. Upon any such sale, we will become indebted to the former holder of the shares (or the persons entitled to them upon the death of such former holder) for an amount equal to the net proceeds of sale and shall carry all amounts received on a sale to a separate account, although such sum may either be employed in the business of the Company or invested as the Board may think fit. No interest is payable on these accounts.

         Non-UK Shareholders

         There are no limitations in the Articles on the rights of non-UK citizens or residents to hold, or exercise voting rights attaching to, the Ordinary Shares.

         Limited Voting Shares

         Listing

         The Limited Voting Shares are not listed on any stock market or exchange.

         Voting and Other Rights

         The Ordinary Shares and the Limited Voting Shares rank pari passu in all respects, save that the Limited Voting Shares do not confer the right to speak or vote on any resolution for the removal, election, appointment or re-appointment of directors, and so that, except as previously mentioned, the Limited Voting Shares at all times carry the same rights as, and are treated as forming one uniform class with, the Ordinary Shares (provided that such shares are treated as a separate class in relation to any variation of the rights attached thereto).

         Conversion

         We may at any time, upon approval by the Board, by written notice to all or any of the holders of the Microsoft Limited Voting Shares, convert such holder's or holders' Limited Voting Shares (on a pro rata basis) into Ordinary Shares at a rate of one Ordinary Share for every Limited Voting Share. No Microsoft Designated Director (as defined below) (while a member of the Microsoft Group holds or is interested in Limited Voting Shares) and no Liberty Media Designated Director (as defined below) (while a member of the Liberty Media Group holds or is interested in Limited Voting Shares) shall be entitled to vote on the Board relating to such approval. A holder cannot convert Limited Voting Shares into Ordinary Shares if conversion would result in a debenture change of control (as defined in the Articles). Ordinary Shares arising on conversion would be credited as fully paid and rank pari passu in all respects with the Ordinary Shares then in issue and shall entitle the holder to all dividends and other distributions payable on the Ordinary Shares after the conversion date. Any dividend due but not paid on the relevant conversion date shall instead be payable to the holder of the relevant Limited Voting Share so converted. We shall use all reasonable efforts to ensure that all the Ordinary Shares arising from conversion are admitted to the Official List of the UK Listing Authority and tradeable on the London Stock Exchange.

         Directors

         (i) In relation to each of the Liberty Media Group and the Microsoft Group, for so long as members of such groups hold (whether directly or via their interests in TW Holdings) at least 15% of our shares in issue and ignoring all of our shares issued after April 15, 1998 pursuant to or for the purposes of employee share options (reduced to 12.5% following certain dilutive issues), it shall have the right to appoint (and remove) three persons as directors (respectively, each a "Liberty Media Designated Director" or a "Microsoft Designated Director"). Where either group's shareholding is reduced below this level, but remains at more than 7.5% on the same assumptions (reduced to 5% following certain dilutive issues) and ignoring all of our shares issued after April 15, 1998 pursuant to employee share options (a "Lesser Qualifying Interest"), that group shall have the right to appoint (and remove) two directors.

         Each of the Liberty Media Group and the Microsoft Group has agreed that, so long as they hold 15% or more of our issued shares (reduced to 12.5% following certain dilutive issues) and ignoring all of our shares issued after April 15, 1998 pursuant to employee share options, they will exercise their voting rights as members of Telewest and cause the directors appointed by them (subject to their fiduciary and other duties as directors) to exercise their voting rights to ensure that, to the extent they are able to do so, a majority of the directors are independent of the Liberty Media Group and the Microsoft Group.

         Subject to the Articles and to the powers of the Liberty Media Group and the Microsoft Group to appoint directors pursuant to the Articles, we may by ordinary resolution (on which Limited Voting Shares will not carry the right to vote) appoint a person as director, either to fill a vacancy or as an addition to the Board.

         (ii) All directors will serve until the next annual general meeting following their election and, in any event, until their successors have been elected or their earlier resignation or removal from office in accordance with the Articles. On any vote or resolution of the Company to remove any director appointed by the Liberty Media Group or the Microsoft Group, the members of the relevant group shall have, in aggregate, twice the number of votes cast in favor of such resolution by or on behalf of all the other members.

         (iii) The quorum for a meeting of the directors will be a majority of the directors.

         (iv) A person will be capable of being appointed or re-elected a director despite having attained the age of 70 or any other age and no special notice will be required in connection with the appointment or the approval of the appointment of any such person, nor will a director be required to retire by reason of his or her having attained that or any other age.

         (v) A director will not be required to hold any of our shares.

         (vi) Unless otherwise determined by our shareholders by ordinary resolution, the number of directors will not be less than two but shall not be subject to any maximum. In the case of equality of votes, the Chairman of the Board will not have a second or casting vote.

         Committees of the Board

         Any committee appointed by the Board must include at least one Liberty Media Designated Director, one Microsoft Designated Director unless such groups or directors otherwise consent (provided, in each case, there is at the time such a director holding office as such) and (if thought fit) one or more other persons. The chairman and a majority of the members of any committee must be independent of the Liberty Media Group and the Microsoft Group. Proceedings of committees of the Board shall be conducted in accordance with regulations prescribed by the Board (if any). The quorum for a meeting of a committee of the Board will be reached if a majority of the members of the committee are directors or alternate directors.

         Remuneration of Directors

         (i) Unless otherwise determined by our shareholders by ordinary resolution, we shall pay to the directors (but not alternate directors) for their services as directors such amount of aggregate fees as the directors decide (not exceeding (pound)500,000 per annum or such larger amount as our shareholders may by ordinary resolution decide). Any such fee shall be distinct from any salary, remuneration or other amounts payable to a director pursuant to other provisions of the Articles.

         (ii) The directors shall be entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred in the performance of their duties as directors, including any expenses incurred in attending meetings of the directors or of committees of the directors or general meetings or separate meetings of the holders of any class of our shares or debentures.

         Interested Director Transactions

         Pursuant to the Companies Act, a director shall not vote on any resolution of the Board or of a committee of the Board concerning any contract, arrangement, transaction or proposal to which we are, or will be, a party and in which he or she is, or will be, to his or her knowledge, directly or indirectly materially interested (other than by virtue of his or her interest (direct or indirect) in our shares, debentures or other securities). Notwithstanding the foregoing, a director shall be entitled to vote where the matter relates:

         (i) to give such director any guarantee, security or indemnity in respect of money lent or obligations incurred by such director or any other person at the request of or for our benefit or of our subsidiary undertakings;

         (ii) to giving a third-party any guarantee, security or indemnity in respect of a debt or obligation of ours or of our subsidiary undertakings for which such director has personally assumed responsibility in whole or in part, either alone or jointly with others, under a guarantee or indemnity or by the giving of security;

         (iii) to any contract, arrangement, transaction or proposal concerning an offer of our shares, debentures or other securities or of our subsidiary undertakings in which such director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which such director is to participate;

         (iv) to any contract, arrangement, transaction or proposal to which we are, or will be, a party concerning any other company (including a subsidiary undertaking of the company) in which such director is interested (directly or indirectly) and whether as an officer, shareholder, creditor or otherwise, provided that such director is not the holder of or beneficially interested directly or indirectly in one percent or more of any class of equity share capital (or voting rights available to members) of such company or can cause one percent of such voting rights to be cast at his or her direction;

         (v) to any contract, arrangement, transaction or proposal concerning the adoption, modification or operation of a pension, superannuation or similar scheme, retirement, death or disability benefits scheme or employees' share scheme under which such director may benefit and which either has been approved (or is conditional upon approval) by the UK Inland Revenue for taxation purposes or which relates both to our directors and employees (or any of our subsidiary undertakings) and which does not provide any director with any privilege or advantage not provided to the other employees who are beneficiaries of such scheme;

         (vi) to any contract, arrangement, transaction or proposal for the benefit of our employees or any of our subsidiary undertakings pursuant to which such director benefits in a manner similar to employees and which does not accord to a director as such a privilege or advantage not provided to the other employees who are beneficiaries of such contract, arrangement, transaction or proposal to whom it relates; and

         (vii) to any contract, arrangement, transaction or proposal concerning the purchase or maintenance of any insurance policy under which such director may benefit.

         Any Liberty Media Designated Director or Microsoft Designated Director will not be deemed to be interested in any contract, arrangement, transaction or proposal in which Liberty Media or Microsoft, respectively, and the members of their respective groups or associates, have an interest.

         A director shall not vote or be counted in the quorum with respect to any resolution of the Board or a committee of the Board concerning such director's appointment (including fixing or varying the terms of an appointment or its termination) as the holder of any office or place of profit with us or to any other company in which we have an interest.

         Borrowing Powers

         Subject to the provisions of the Articles, the directors may exercise all our powers to borrow money, to issue debentures and other securities and to mortgage or charge all or any part of our property and assets (present and future) and uncalled capital and to issue debentures and other securities, whether outright, or as collateral security for a debt, liability or obligation of ours or a third-party. The directors shall restrict borrowing by us and shall exercise all voting and other rights or power of control over our subsidiaries to ensure that the aggregate principal amount of the Telewest Group's liability with respect to debt (subject to certain exceptions in the Articles) shall not (without the prior authorization by an ordinary resolution of the shareholders) at any time exceed an amount equal to the greater (a) five times our adjusted capital and reserves, based on our most recent published audited balance sheet, adjusted for certain published events in accordance with the Articles and (b) (pound)6 billion.

         Directors' Pensions and Benefits

         The directors may exercise all our powers to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (by insurance or otherwise) for any person who is or has at any time been a director of (a) ours, (b) a company which is or was a subsidiary undertaking of ours, (c) a company which is or was allied to or associated with us or of a subsidiary undertaking of ours, or (d) a predecessor in business of ours or of a subsidiary undertaking of ours (and for any member of his family, including a spouse or former spouse, or a person who is or was dependent on him). To provide such benefits, we may establish, maintain, subscribe or contribute to any scheme, trust or fund and pay any premiums.

C.       MATERIAL CONTRACTS

         Not applicable.

D.       EXCHANGE CONTROLS

Exchange Controls and Other Limitations Affecting Security Holders

     There are no UK restrictions on the import or export of capital including foreign exchange controls that affect the remittances of dividends or other payments to non-resident holders of our Ordinary Shares except as otherwise set forth in "-Taxation" below and except for certain restrictions imposed from time to time by HM Treasury pursuant to legislation, such as The United Nations Act of 1946 and the Emergency Laws Act of 1964, against the government or residents of certain countries.

     Except for certain restrictions that may be imposed from time to time by HM Treasury under legislation as described above, under English law and our Memorandum and Articles of Association, persons who are neither residents nor nationals of the UK may freely hold, vote and transfer Ordinary Shares in the same manner as UK residents or nationals. There are currently no such restrictions.

E.       TAXATION

US Federal Income Tax and UK Tax Consequences of Ownership of Ordinary Shares and ADSs

     Subject to the limitations described below, the following generally summarizes the principal US federal income tax and UK tax consequences of the purchase, ownership and disposition of Ordinary Shares or ADSs (evidenced by ADRs) to a "US Holder," as defined in the following sentence. For purposes of this discussion, a US Holder is a beneficial owner of Ordinary Shares or ADSs that is: (i) a resident or citizen of the United States; (ii) a corporation (or other entity treated as a corporation for US federal tax purposes) created or organized in the United States or under the laws of the United States or of any State; (iii) an estate the income of which is includible in gross income for US federal income tax purposes regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have authority to control all substantial decisions of the trust. Because this is a general summary, beneficial owners of Ordinary Shares or ADSs who are US Holders are advised to consult their own tax advisors with respect to the US federal, state and local tax consequences, as well as to the UK and other foreign tax consequences, of the purchase, ownership and disposition of Ordinary Shares or ADSs applicable in their particular tax situations.

     The statements of US federal income tax and UK tax laws set out below are based (a) on the laws in force and as interpreted by the relevant taxation authorities, as of the date of this Annual Report, and are subject to any changes (which may apply retroactively) in US or UK law or in the interpretation thereof by the relevant taxation authorities, or in the conventions between the United Kingdom and the United States relating to income and capital gains (the "Income Tax Convention") and estate and gift taxes (the "Estate and Gift Tax Convention"), occurring after such date and (b) in part, on representations of the Depositary and on the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. The Income Tax Convention has been renegotiated by the revenue authorities of the United States and the United Kingdom (the "New Convention") to replace the Income Tax Convention, but it has not yet been ratified by the UK and US governments and certain provisions continue to be under review by the UK and US revenue authorities. The New Convention, when and if it comes into effect, will alter the tax treatment of dividends as described below.

     Further, this summary addresses only persons who hold Ordinary Shares or ADSs as capital assets, and does not address the tax consequences to special classes of taxpayers that are subject to special rules, including, without limitation, insurance companies, persons subject to the alternative minimum tax, brokers or dealers in securities or currencies, persons who hold their Ordinary Shares or ADSs as part of a straddle, hedging or conversion transaction, persons owning, directly, indirectly or constructively, 10% of our voting stock, persons whose functional currency is other than the US dollar, tax-exempt investors, taxpayers who have elected mark-to-market accounting, banks, financial services entities or financial institutions, certain expatriates or former long-term residents of the United States and persons who acquired Ordinary Shares or ADSs as compensation. Except to the limited extent discussed below, it does not consider the US tax or UK tax consequences to a beneficial owner other than a US Holder (a "Non-US Holder"). Additionally, the discussion does not consider the tax treatment of persons who hold our Ordinary Shares or ADSs through a partnership or other pass-through entity, or the possible application of US federal gift or estate taxes. Each prospective investor is advised to consult such person's own tax advisor with respect to the specific US federal income tax and UK tax consequences to such person of purchasing, holding or disposing of our Ordinary Shares or ADSs.

Taxation of Ordinary Shares and ADSs

     For purposes of the Conventions and the US Internal Revenue Code of 1986, as amended, a US Holder of our ADSs will be treated as the owner of the Ordinary Shares represented by ADSs evidenced by ADRs. Accordingly, and except as noted below, the UK tax and US federal income tax consequences discussed below apply equally to beneficial owners of both Ordinary Shares and ADSs that are US Holders.

     The following discussion assumes that US Holders are residents of the United States for purposes of the Income Tax Convention and the New Convention and are entitled to the benefits of those Conventions.

Taxation of Dividends

     For the purposes of this summary, the term "Eligible US Holder" means a beneficial owner of Ordinary Shares or ADSs (a) that derives and beneficially owns the cash dividend paid thereon, (b) that is an individual, a corporation, a trust or estate resident in the United States (and, in the case of a corporation, not also resident in the UK for UK tax purposes) for the purposes of the Income Tax Convention and (c) whose holding is not effectively connected with a "permanent establishment" through which the Eligible US Holder carries on business in the UK, or a "fixed base" in the UK from which the Eligible US Holder performs independent personal services. Such term excludes, however, (i) certain recipients that are exempt from tax in the United States on dividends paid by us, (ii) a beneficial owner who owns 10% or more of the Ordinary Shares in respect of which the dividend is paid, (iii) under certain circumstances, a corporation 25% or more of the capital of which is owned directly or indirectly by one or more persons who are not individual residents or nationals of the United States and (iv) a US corporation that controls, directly or indirectly (either alone or with one or more associated corporations), 10% or more of our voting stock.

     Subject to the discussion of the passive foreign investment company, or PFIC, rules below, a US Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares (including amounts in respect of the associated gross Tax Credit Amount described below before taking into account any UK withholding), on the date the distribution is received (which, in the case of ADSs, will be the date of receipt by the Depositary) to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for US federal income tax purposes. Distributions in excess of these earnings and profits will be applied against and will reduce the US Holder's basis in the Ordinary Shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of Ordinary Shares. Distributions of current or accumulated earnings and profits paid in foreign currency to a US Holder will be includible in the income of a US Holder in a US dollar amount calculated by reference to the exchange rate on the date the distribution is received (which, in the case of ADSs, will be the date of receipt by the Depositary), regardless of whether the distribution is in fact converted into US dollars on such date. A US Holder that receives a foreign currency distribution and converts the foreign currency into US dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the US dollar, which will generally be US source ordinary income or loss.

     An Eligible US Holder is entitled under the Income Tax Convention and current UK law to claim from the UK Inland Revenue a refund (the "Tax Credit Amount"), in an amount equal to 10% of the aggregate of the dividend and related tax credit (the related tax credit being an amount equal to one-ninth of the dividend) but subject to a UK withholding which effectively equals the Tax Credit Amount, meaning that no net payment of the Tax Credit Amount may be obtained from the UK Inland Revenue by an Eligible US Holder. For example, a dividend of (pound)8.00 paid to such an Eligible US Holder will result in no refund since the withholding will fully eliminate the Tax Credit Amount, and therefore the US Holder will only receive the (pound)8.00 dividend.

     If the Eligible US Holder is a US partnership, trust or estate, the Tax Credit Amount will be available only to the extent that the income derived by such partnership, trust or estate is subject to US tax as the income of a resident either in its hands or in the hands of its partners or beneficiaries, as the case may be.

     An Eligible US Holder who is an individual or a corporate portfolio holder who receives the (pound)8.00 dividend in the above example for US federal income tax purposes should be considered to receive a dividend of (pound)8.89 ((pound)8.00 dividend plus a (pound)0.89 gross tax credit). Such US Holder also should be considered to have paid (pound)0.89 of UK tax that, subject to the applicable limitations, could be creditable against such US Holder's US federal income tax liability. The consequences of these limitations will depend on the nature and sources of each US Holder's income and the deductions appropriately allocated or apportioned thereto. However, an Eligible US Holder who is a natural person may elect not to be subject to these limitation rules if all of his or her foreign source income is qualified passive income and his or her creditable foreign taxes do not exceed $300 ($600 for joint returns) in a taxable year. Qualified passive income includes dividends and other amounts, but only to the extent the Eligible US Holder receives a Form 1099 or similar payee statement with respect thereto. US Holders may be required to satisfy certain holding period requirements with respect to Ordinary Shares and ADSs in order to be eligible to claim any UK withholding as a foreign tax credit. An Eligible US Holder should elect to receive a foreign tax credit or deduction with respect to any UK withholding. This election is made on Line 5 of IRS Form 8833 (Treaty-Based Return Position Disclosure Under Section 6114 or 7701(b)). Such Eligible US Holder should file a completed Form 8833 with the taxpayer's income tax return for the relevant year. Pursuant to this election, the Eligible US Holder will be treated as having paid the UK withholding on the date of the distribution. No claim need be made with Inland Revenue concerning the Tax Credit Amount.

     A US Holder will be denied a foreign tax credit for the Tax Credit Amount with respect to dividends received on the Ordinary Shares or ADSs: (a) if the US Holder has not held the Ordinary Shares or ADSs for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date; or (b) to the extent the US Holder is under an obligation to make related payments on substantially similar or related property.

     Any days during which a US Holder has substantially diminished its risk of loss on the Ordinary Shares or ADSs are not counted towards meeting the 16-day holding period required by the statute. In addition, distributions of current or accumulated earnings and profits will be foreign source passive income for US foreign tax credit purposes and will not qualify for the dividends-received deduction otherwise available to corporations.

      If the New Convention enters into force, the UK Tax Credit Amount and UK withholding described above will no longer apply to a US Holder. The UK does not currently apply a withholding tax on dividends under its internal tax laws. Were such withholding imposed in the UK as permitted under the New Convention, the UK would be entitled in certain circumstances to impose a withholding tax at a rate of 15% on dividends paid to a US Holder. A US Holder who was subject to any such withholding should be entitled to a credit for such withholding, subject to applicable limitations, against such US Holder's US federal income tax liability. In such circumstances, a US Holder would continue to be subject to the holding period requirements described above.

     Subject to the discussion below regarding backup withholding tax, a Non-US Holder of Ordinary Shares or ADSs will not generally be subject to US federal income or withholding tax on dividends received on such Ordinary Shares or ADSs, unless such income is effectively connected with the conduct of a trade or business in the United States and, in general, in the case of a Non-US Holder entitled to benefits under a tax treaty, attributable to a permanent establishment or fixed base in the United States.

Taxation of Capital Gains

      A US Holder who is not resident or ordinarily resident in the United Kingdom for UK tax purposes will not be liable for UK tax on capital gains realized or accrued on the sale or other disposal of Ordinary Shares or ADSs unless the Ordinary Shares or ADSs are (i) held in connection with a trade, profession or vocation carried on by such US Holder in the United Kingdom through a branch or agency and the Ordinary Shares or ADSs are or have been used, held or acquired for the purposes of such trade, profession or vocation or such branch or agency or (ii) held by a US Holder who is an individual who, broadly, has, after March 16, 1998 ceased to be resident or ordinarily resident in the United Kingdom for tax purposes for a period of less than five years of assessment and who disposes of ADSs or Ordinary Shares during that period. Subject to the PFIC rules below, upon the sale or exchange of Ordinary Shares or ADSs, a US Holder will recognize capital gain or loss in an amount equal to the difference between such US Holder's basis in the Ordinary Shares or ADSs, which is usually the US dollar cost of such shares or ADSs, and the amount realized on the sale or exchange. Generally, a capital gain from the sale or exchange of Ordinary Shares or ADSs held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals. Gain or loss recognized by a US Holder on a sale or exchange of Ordinary Shares or ADSs generally will be treated as US source income or loss for US foreign tax credit purposes. The deductibility of a capital loss recognized on the sale or exchange of Ordinary Shares or ADSs is subject to limitations.

     If the ADSs or Ordinary Shares are publicly traded, a disposition of such ADSs or Ordinary Shares will be considered to occur on the "trade date," regardless of the US Holder's method of accounting. A US Holder that uses the cash method of accounting calculates the US dollar value of the proceeds received on the sale as of the date that the sale settles. However, a US Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date" and, therefore, may realize foreign currency gain or loss, unless such US Holder has elected to use the settlement date to determine its proceeds of sale for purposes of calculating such foreign currency gain or loss. In addition, a US Holder that receives foreign currency upon the sale or exchange of the ADSs or Ordinary Shares and converts the foreign currency into US dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the US dollar, which will generally be US source ordinary income or loss.

     Deposits and withdrawals of Ordinary Shares by US Holders in exchange for ADSs will not result in the realization of a gain or loss for UK capital gains tax or US federal income tax purposes.

     Subject to the discussion below of backup withholding, a Non-US Holder of Ordinary Shares or ADSs will not be subject to US federal income or withholding tax on a gain realized on the sale or exchange of Ordinary Shares or ADSs unless
(a) such gain is effectively connected with the conduct by the Non-US Holder of a trade or business in the United States and, in general, in the case of a Non-US Holder entitled to benefits under a tax treaty, such gain is attributable to a permanent establishment or fixed base in the United States or (b) in the case of gain realized by an individual Non-US Holder, the Non-US Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Tax Consequences if We are a Passive Foreign Investment Company

      We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, US or foreign, in which we are considered to own 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. Passive income includes amounts derived by reason of the temporary investment of funds raised in our public offerings. A US Holder would be required to complete IRS Form 8621 with the US Holder's US federal income tax return each year, if we were a PFIC. If we were a PFIC, and a US Holder did not make an election to treat us as a "qualified electing fund" (as described below):

      o Excess distributions by us to a US Holder would be taxed in a special way. "Excess distributions" are amounts received by a US Holder with respect to our securities in any taxable year that exceed 125% of the average distributions received by that Holder from us in the shorter of either the three previous years or the Holder's holding period for Ordinary Shares before the present taxable year. Excess distributions must be allocated rateably to each day that a US holder has held our securities. A US Holder must include amounts allocated to the current taxable year in gross income as ordinary income for that year. A US Holder must pay tax on amounts allocated to each prior taxable year at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

      o The entire amount of gain that was realized by a US Holder upon the sale or other disposition of Ordinary Shares will also be treated as an excess distribution and will be subject to tax as described above.

      o A US Holder's tax basis in our shares that were acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent's death but would instead be equal to the decedent's basis, if lower.

      The special PFIC rules described above will not apply to a US Holder if the Holder makes an election to treat us as a "qualified electing fund," or QEF, in the first taxable year in which the US Holder owns Ordinary Shares and if we comply with certain reporting requirements. Instead, a shareholder of a QEF is required for each taxable year to include in income a pro rata share of the ordinary earnings of the QEF as ordinary income and a pro rata share of the net capital gain of the QEF as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. We have agreed to supply a US Holder with the information needed to report income and gain pursuant to a QEF election in the event we are classified as PFIC.

      A US Holder of PFIC stock that is publicly traded could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the adjusted basis of the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the US Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

      We believe that we were not a PFIC in 2001 and that we will not be a PFIC in 2002. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, we cannot assure you that we will not become a PFIC. If we determine that we have become a PFIC, we will notify our US Holders and provide them with the information necessary to comply with the QEF rules. A US Holder who holds Ordinary Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for a US Holder who made a QEF election. US Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our Ordinary Shares and ADSs in the event that we qualify as a PFIC.

US Information Reporting and Backup Withholding

     A US Holder is generally subject to information reporting requirements with respect to dividends paid in the United States on Ordinary Shares or ADSs. In addition, a US Holder is subject to backup withholding (currently at a rate of 30%) on dividends paid in the United States on Ordinary Shares or ADSs unless the US Holder provides an IRS Form W-9 or otherwise establishes an exemption. A US Holder is subject to information reporting and backup withholding (currently at a rate of 30%) on proceeds paid from the sale, exchange, redemption or other disposition of Ordinary Shares or ADSs unless the US Holder provides an IRS Form W-9 or otherwise establishes an exemption.

     A Non-US Holder generally is not subject to information reporting or backup withholding with respect to dividends paid on, or proceeds upon the sale, exchange, redemption or other disposition of, Ordinary Shares or ADSs provided such Non-US Holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption.

     Backup withholding is not an additional tax. The amount of any backup withholding will be allowed as a credit against a US Holder or Non-US Holder's US federal income tax liability and may entitle such holder to a refund, provided that certain information is furnished to the IRS.

Estate and Inheritance Tax

     Ordinary Shares or ADSs beneficially owned by an individual US Holder who is domiciled in the United States for the purposes of the UK Estate and Gift Tax Convention and is not domiciled in the United Kingdom for such purposes is not subject to UK inheritance tax on the individual's death or on a gift made by the individual during his lifetime provided that any applicable US federal gift or estate tax liability is paid, except where the Ordinary Shares or ADSs are part of the business property of a UK "permanent establishment" of the individual or pertains to a UK "fixed base" of an individual used for the performance of independent personal services. In a case where Ordinary Shares or ADSs are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate and Gift Tax Convention generally provides for tax paid in the UK to be credited against any tax payable in the United States and for tax paid in the United States to be credited against any tax payable in the UK, based on priority rules set forth in that Convention. There are special individual rules applying to trusts. Ordinary Shares or ADSs held in a trust created by a US Holder who is not domiciled in the United Kingdom and is not a UK national will normally fall outside the scope of UK inheritance tax.

UK Stamp Duty and Stamp Duty Reserve Tax ( "UK SDRT ")

     UK stamp duty or UK SDRT at the rate of 1.5% of the amount or value of the consideration or the issue price or, in some circumstances, the open market value of the Ordinary Shares (rounded up, in the case of stamp duty to the nearest (pound)5.00) may arise on the transfer or issuance of Ordinary Shares to, or a deposit of Ordinary Shares with, the Depositary and will be payable by the Depositary. Under the Deposit Agreement, any UK stamp duty or UK SDRT payable by the Depositary on any subsequent deposit of Ordinary Shares will be charged to the holder of the ADSs or the depositor of the security represented by the ADSs.

     Provided that the instrument of transfer is not executed in the UK and remains at all subsequent times outside the UK, no UK stamp duty will be payable on the acquisition or transfer of ADSs evidenced by ADRs, nor will an agreement to transfer ADSs evidenced by ADRs give rise to a liability to UK SDRT. To the extent such an instrument was later brought into the UK it could become subject to UK stamp duty together with interest (calculated by reference to the date of the execution of the instrument) and if the instrument is not duly stamped within 30 days of such importation, penalties (calculated by reference to such date of importation).

     A transfer of legal title of the Ordinary Shares by the Depositary or its nominee to the beneficial owner of the relevant ADSs or its nominee may give rise to a fixed UK stamp duty at the rate of (pound)5.00 per transfer.

     Any agreement to transfer or a transfer for value of the Ordinary Shares, as opposed to ADRs, will normally give rise to a charge to UK stamp duty or UK SDRT at the rate of 0.5% of the amount or value of the consideration given for the Ordinary Shares (rounded up, in the case of UK stamp duty, to the nearest (pound)5.00). Stamp duty and UK SDRT are generally the liabilities of the purchaser.

F.       DIVIDENDS AND PAYING AGENTS

         Not applicable.

G.       STATEMENT BY EXPERTS

         Not applicable.

H.       DOCUMENTS ON DISPLAY

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room.

         As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

I.       SUBSIDIARY INFORMATION

         Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market Risk

       The principal market risks to which we were exposed during the year (and which have not changed from previous years) were:

      o     interest rate changes on variable-rate, long-term bank debt; and

      o foreign exchange rate changes, generating translation and transaction gains and losses on our US dollar-denominated debt instruments.

       From time to time we use derivative financial instruments solely to reduce our exposure to these market risks and we do not enter into these instruments for trading or speculative purposes.

       In March and May 2002, we terminated certain foreign currency derivative contracts as described below. This will increase our exposure to foreign exchange fluctuations in respect of the principal on bonds no longer hedged.

Interest Rate Risk

       Our outstanding long-term bank debt is denominated in pounds sterling and bears interest at variable rates. We seek to reduce our exposure to adverse interest rate fluctuations on borrowings under current senior bank facilities principally through interest rate swaps. Our interest rate swaps provide for payments by us at a fixed rate of interest (ranging from 5.70% to 7.835%) and the receipt of payments based on a variable rate of interest. The swaps have maturities ranging from March 31, 2002 to January 1, 2005. The aggregate amount outstanding under our senior bank facilities at December 31, 2001 was (pound)1.36 billion and the aggregate notional principal amount of the hedging arrangements was (pound)900 million, leaving an unhedged amount of (pound)460 million at December 31, 2001. All of our variable-rate debt was hedged at December 31, 2000.

Foreign Currency Exchange Risk

       At December 31, 2001, certain of our fixed-rate debt instruments were denominated in US dollars. We have entered into certain derivative instruments to reduce our exposure to adverse changes in exchange rates. These derivative instruments comprise foreign currency swaps and a series of foreign exchange forward contracts. Our objective in using foreign currency derivative financial instruments is to limit the impact of foreign exchange rate changes on our interest and principal payments under our US dollar-denominated debt by choosing hedging instruments to achieve our desired foreign exchange hedge at the lowest cost available.

       We hold derivative financial instruments solely to hedge specific risks and do not hold such instruments for trading purposes. The derivatives are held to hedge against the variability in cash flows arising from the effect of fluctuations in the pound sterling/US dollar exchange rate on our future interest payments and principal payments under our US dollar-denominated debt. We typically use forward foreign currency contracts or cross currency swaps to fix the pound sterling amount of future US dollar cash outflows for interest payments and principal repayments up to their first call dates or other such dates where we may, at our option, redeem the instruments before maturity.

       We discontinue using hedge accounting for derivative financial instruments when it is determined that:

      o the derivative instrument is no longer effective in offsetting changes in the cash flows of the hedged item;

      o     the derivative instrument expires or is sold;

      o the derivative instrument is no longer designated as a hedging instrument because it is unlikely that a forecasted transaction will occur;

      o a hedged firm commitment no longer meets the definition of a firm commitment; or

      o our management determines that designation of the derivative instrument as a hedging instrument is no longer appropriate.

       Our results may be materially influenced by future exchange rate movements should we discontinue the use of hedge accounting, since such derivative financial instruments would be considered speculative for accounting purposes and would be marked to their market value with changes being included immediately in earnings, whereas the underlying liabilities would be re-translated at the spot rate of exchange. In addition, cancellation or redemption of the derivative financial instruments would increase our exposure to foreign currency exchange rate risk on our US dollar-denominated debt.

       We had foreign currency swaps and forward contracts hedging our principal and interest exposures totalling in aggregate (pound)2.655 billion at December 31, 2001. The foreign currency swaps and forward contracts are detailed in note 4 to our audited consolidated financial statements included elsewhere in this Annual Report.

       In March 2002, we terminated certain US dollar/pound sterling exchange rate hedging arrangements with a notional amount of $950 million ((pound)655 million); termination of these arrangements netted (pound)74 million to us. A further (pound)30 million was realized by us in May 2002 through the termination of additional foreign exchange rate hedging arrangements with a notional amount of $367 million ((pound)253 million). These cash proceeds are held as available liquidity. This reduced our foreign currency swaps and forward contracts hedging our principal and interest exposures to an aggregate of approximately (pound)1.6 billion after exchange rate differences, which represents approximately 50% of our US dollar-denominated debt.

Quantitative Disclosure of Market Risk

       The analysis below presents the sensitivity of the market value, or fair value, of our financial instruments to selected changes in market rates and prices. The changes chosen represent our view of changes that are reasonably possible over a one-year period. The estimated fair value of the hedging instruments identified below are based on quotations received from independent, third-party financial institutions and represent the net amount receivable or payable to terminate the position, taking into consideration market rates as of the measuring date and counterparty credit risk. The estimated fair value of the US dollar-denominated fixed-rate long-term debt is also based on market quotations obtained from independent third-party financial institutions.

       The hypothetical changes in fair value of hedging instruments are estimated, based on the same methodology used by the third-party financial institutions to calculate the fair value of the original instruments, keeping all variables constant except that the relevant interest rate or exchange rate, as the case may be, has been adjusted to reflect the hypothetical change. Fair value estimates by their nature are subjective and involve uncertainties and matters of significant judgment and therefore cannot be determined precisely. Fair value of debt is the market value of bonds and bank debt, which can change according to market conditions and company specific performance.

       The amounts generated from the sensitivity analysis are forward-looking estimates of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from those projected results due to developments in the global financial markets which may cause fluctuations in interest rates and exchange rates to vary from the hypothetical amounts disclosed in the table below, which therefore should not be considered a projection of likely future events and losses. The sensitivity analysis is for information purposes only. In practice, market rates rarely change in isolation.

Interest Rate Risk

       The sensitivity analysis below presents the hypothetical change in fair value based on an immediate one percentage point (100 basis points) increase in interest rates across all maturities:

                                                                December 31, 2001           December 31, 2000
                                                                           Hypothetical               Hypothetical
                                                                              change in                  change in
                                                             Fair value      fair value  Fair value     fair value
                                                             ----------      ----------  ----------     ----------

                                                                             (in millions of(pound))
       Interest rate swaps................................       (24.9)            15.9      (33.5)           20.2
       Fixed rate debt....................................    (2,577.9)          (98.2)   (2,736.3)        (124.6)

       Any movement in fair values of our interest rate swaps will not result in any immediate change to our interest expense as these contracts are accounted for as hedges. Based on our variable rate debt outstanding at December 31, 2001 after taking into account our derivative instruments, we estimate that a one percentage point change in interest rates would not currently have a material impact on our net interest expense.

       Foreign Currency Exchange Rate Risk

       The sensitivity analysis below presents the hypothetical change in fair value based on an immediate 10% decrease in the US dollar to pound sterling exchange rate.

                                                                December 31, 2001           December 31, 2000
                                                                           Hypothetical               Hypothetical
                                                                              change in                  change in
                                                             Fair value      fair value  Fair value     fair value
                                                             ----------      ----------  ----------     ----------
                                                                             (in millions of(pound))
       US dollar-denominated long-term debt...............    (1,851.5)         (205.7)   (2,029.2)        (225.5)
       Foreign currency swap..............................         14.9            21.9         7.4           19.4
       Foreign exchange forward contracts.................        127.2           231.9      (12.9)          213.2

       The hypothetical change in fair value for the US dollar-denominated long-term debt is calculated by re-translating to pounds sterling the dollar-denominated long-term debt at a rate 10% below the US dollar/pound sterling exchange rate prevailing at the relevant year-end.

       Movements in the fair values of the foreign currency swap and foreign exchange forward contracts would result in a corresponding charge or credit to our statement of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.



                                     PART II

ITEM 13. DEFAULTS, DIVIDEND AVERAGES AND DELINQUENCIES

         Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

ITEM 17. FINANCIAL STATEMENTS

         We have responded to Item 18 in lieu of this item.

                                    PART III

ITEM 18. FINANCIAL STATEMENTS

               The financial statements required by this item are found at the end of this Annual Report, beginning on page F-2.

ITEM 19. EXHIBITS

               The exhibits filed with or incorporated into this Annual Report are listed on the index of exhibits below.

                                  Exhibit Index

1.1 Memorandum of Association of the Company. (Incorporated by reference to the Company's Registration Statement on Form 8-B, filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

1.2        Amended and Restated Articles of Association of the Company.
           (Incorporated by reference to the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)

2.1 Senior Debenture Indenture, dated as of October 3, 1995, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company's 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

2.2 Senior Discount Debenture Indenture, dated as of October 3, 1995, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company's 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

2.3        Form of Senior Debenture (included in Exhibit 2.1).

2.4        Form of Senior Discount Debenture (included in Exhibit 2.2).

2.5 Deposit Agreement, dated as of October 3, 1995, between the Company and The Bank of New York, as Book-Entry Depositary. (Incorporated by reference to the Company's 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

2.6 Indenture, dated as of November 9, 1998, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

2.7        Form of Senior Note (included in Exhibit 2.6).

2.8 Deposit Agreement between the Company and The Bank of New York, as Book-Entry Depositary, dated as of November 9, 1998. (Incorporated by reference to the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

2.9 Registration Rights Agreement, dated November 9, 1998, among the Company, Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated and TD Securities (USA) Inc. (Incorporated by reference to the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

2.10 Indenture, dated as of February 19, 1999, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

2.11       Form of Senior Convertible Note (included in Exhibit 2.10).

2.12 Deposit and Custody Agreement among the Company, Citibank (Channel Islands) Limited, as Book-Entry Depositary, Citibank, N.A., Brussels Branch, as Note Custodian, and The Bank of New York, as Trustee, dated February 19, 1999. (Incorporated by reference to the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

2.13 Indenture, dated as of April 15, 1999, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company's Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)

2.14       Form of Senior Discount Note (included in Exhibit 2.13).

2.15 Dollar Deposit Agreement between the Company and The Bank of New York, as Book-Entry Depositary, dated as of April 15, 1999. (Incorporated by reference to the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 13, 2000 (Registration No. 333-11630).)

2.16 Sterling Deposit Agreement among the Company, The Bank of New York Trust Company (Cayman) Ltd., as Book-Entry Depositary, and The Bank of New York, as Note Custodian, dated as of April 15, 1999. (Incorporated by reference to the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 13, 2000 (Registration No. 333-11630).)

2.17 Registration Rights Agreement, dated April 15, 1999, among the Company, Donaldson, Lufkin & Jenrette International, CIBC Wood Gundy plc, Chase Manhattan International Limited and Salomon Brothers International Limited. (Incorporated by reference to the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 13, 2000 (Registration No. 333-11630).)

2.18 Loan Agreement by and among Telewest Communications Networks Limited and certain of the Company's subsidiaries and associated partnerships, as borrower, The Bank of New York, CIBC World Markets plc, Chase Manhattan plc and Toronto-Dominion Bank Europe, Limited, as lead arrangers, the banks and financial institutions listed therein and CIBC Markets World Markets plc as agent and security trustee, dated as of May 17, 1999. (Incorporated by reference to the Company's Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)

2.19 Indenture, dated January 25, 2000, between the Company and The Bank of New York, as Trustee. (1)

2.20       Form of Senior Discount Note (included in Exhibit 2.19).

2.21       Form of Senior Note (included in Exhibit 2.19).

2.22 Dollar Deposit Agreement, dated as of January 25, 2000, among the Company, The Bank of New York, as book-entry depositary, The Bank of New York, as trustee, and the holders and beneficial owners of certificateless depositary interests. (Incorporated by reference to the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on September 1, 2000 (Registration No. 333-12462).)

2.23 Sterling Deposit Agreement, dated as of January 25, 2000, among the Company, The Bank of New York Trust Company (Cayman) Limited, as book-entry depositary, The Bank of New York, as note custodian, The Bank of New York, as Trustee, and the holders and beneficial owners of certificated depositary interests. (Incorporated by reference to the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on September 1, 2000 (Registration No. 333-12462).)

2.24 Registration Rights Agreement, dated January 25, 2000, among the Company, Donaldson, Lufkin & Jenrette International, Bank of America International Limited, Deutsche Bank AG London and Salomon Brothers International Limited. (Incorporated by reference to the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on September 1, 2000 (Registration No. 333-12462).)

2.25 Indenture, dated July 7, 2000, among the Company, Telewest Finance (Jersey) Limited and The Bank of New York, as Trustee. (1)

2.26       Form of Senior Convertible Note (included in Exhibit 2.25).

2.27 Loan Agreement, dated March 16, 2001, for Credit Facilities of(pound)2,000,000,000 together with an Institutional Facility of up to(pound)250,000,000, among Telewest Communications Networks Limited and the parties named therein. (Incorporated by reference to the Company's Current Report on Form 6-K filed with the Securities and Exchange Commission on May 24, 2002.)

                   Note: No long-term debt instrument issued by the Company (other than as set forth above) exceeds 10% of the consolidated total assets of the Company and its subsidiaries. In accordance with paragraph (b)4(iii) of Item 601 of Regulation S-K, the Company will furnish to the SEC upon request copies of long-term instruments and related agreements.

2.28 Letter Amendment, dated January 2, 2002, from CIBC World Markets to Telewest Communications Networks Limited amending the Loan Agreement referred to in Exhibit 2.27. (Incorporated by reference to the Company's Current Report on Form 6-K filed with the Securities and Exchange Commission on May 24, 2002.)

2.29 5.00% Acccreting Convertible Note due 2003 in the initial principal amount of(pound)220,000,000 issued on November 1, 2000 to Deutsche Telekom AG. (1)

2.30 5.00% Accreting Convertible Note due 2003 in the initial principal amount of(pound)30,000,000 issued on January 15, 2001 to Deutsche Telekom AG. (1)

2.31 5.00% Accreting Convertible Note due 2003 in the initial principal amount of(pound)3,500,000 issued on April 2, 2001 to Deutsche Telekom AG. (1)

4.1 Relationship Agreement, dated as of November 22, 1994, by and among Old Telewest, certain subsidiaries of TCI, and certain subsidiaries of MediaOne as superseded by Exhibit 10.55. (Incorporated by reference to Old Telewest's 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.2 Registration Rights Agreement, dated October 3, 1995, among the Company, the TINTA Affiliate, the MediaOne Affiliates, the SBC Affiliates and the Cox Affiliate. (Incorporated by reference to the Company's 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

4.3 Tax Deed, dated November 22, 1994, between TCI International Holdings, Inc., U S WEST Holdings and Old Telewest. (Incorporated by reference to Old Telewest's 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.4 Trademark License Agreement, effective as of November 22, 1994, between Old Telewest and U S WEST. (Incorporated by reference to Old

           Telewest's 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.5 Tradename Agreement, effective as of November 22, 1994, between Old Telewest, TCI and TCI/U S WEST Cable Communications Group ("TUCCI"). (Incorporated by reference to Old Telewest's 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.6 Tax Deed, dated October 3, 1995, among the Company, the SBC Affiliates and the Cox Affiliate. (Incorporated by reference to the Company's 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

4.7 Agreement, dated December 4, 1987, between United Cable Television Corporation on behalf of itself and United Artists Communications, Inc. and Trans-Global (UK) Limited. (Incorporated by reference to Old Telewest's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 29, 1994, as amended (Registration No. 33-78398).)

4.8 Agreement to License and Provide Consulting Services, effective as of November 22, 1994, between Old Telewest and TCI. (Incorporated by reference to Old Telewest's 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.9 Form of BT Interconnect Agreement, a copy of which was executed by BT and various of the Company's affiliated entities. (Incorporated by reference to the Company's 1997 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1997.)

4.10 Interconnection Agreement, dated July 15, 1994, between Mercury Communications Limited ( "Mercury ") and United Artists Communications (Scotland) Limited. (Incorporated by reference to Old Telewest's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 29, 1994, as amended (Registration No. 33-78398).) (2)

4.11 Mercury Marketing and Operations Agreement, dated August 10, 1993, between Telewest CGL and Mercury. (Incorporated by reference to Old Telewest's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 29, 1994, as amended (Registration No. 33-78398).) (2)

4.12 Letter Agreement, dated August 23, 1995, between SBCC and Mercury. (Incorporated by reference to the Company's Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.) (3)

4.13 General Purchasing Agreement, dated March 1, 1993, among Telewest CGL, various entities related to Telewest CGL, and Northern Telecom Europe Limited (the "General Purchasing Agreement"). (Incorporated by reference to Amendment No. 1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Securities and Exchange Commission on June 19, 1998.) (2)

4.14 Purchase Agreement, dated August 27, 1993, between Southwestern Bell International Holdings and GPT Limited. (Incorporated by reference to the Company's Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.15 The Old Telewest Restricted Share Scheme. (Incorporated by reference to Old Telewest's 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.16 The Telewest 1995 Restricted Share Scheme. (Incorporated by reference to the Company's Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.17 The Old Telewest Sharesave Scheme. (Incorporated by reference to Old Telewest's 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.18 The Telewest 1995 Sharesave Scheme. (Incorporated by reference to the Company's Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.19 The Old Telewest Executive Share Option Scheme No. 1. (Incorporated by reference to Old Telewest's 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.20 The Telewest 1995 Executive Share Option Scheme No. 1. (Incorporated by reference to the Company's Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.21 The Old Telewest Executive Share Option Scheme No. 2. (Incorporated by reference to Old Telewest's 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.22 The Telewest 1995 Executive Share Option Scheme No. 2. (Incorporated by reference to the Company's Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.23 The Old Telewest Share Participation Scheme. (Incorporated by reference to Old Telewest's 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.24 The Telewest 1995 Share Participation Scheme. (Incorporated by reference to the Company's Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.25 Amended and Restated Deposit Agreement, dated as of November 30, 1994 (as amended as of October 2, 1995), among the Company, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued thereunder. (Incorporated by reference to the Company's 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

4.26       Form of American Depositary Receipt (included in Exhibit 4.25).

4.27 Amendments number 1 through 9 to the General Purchasing Agreement referred to in Exhibit 4.13. (Incorporated by reference to Amendment No. 1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Securities and Exchange Commission on June 19, 1998.) (3)

4.28 Employment Agreement, dated August 7, 1997, between Charles Burdick and Telewest CGL (Incorporated by reference to Telewest's Annual Report on Form 10-K for the period ended December 31, 1997 filed with the Securities and Exchange Commission on March 31, 1998.)

4.29 Amended and Restated Relationship Agreement, dated as of June 26, 1998, by and among the Company, the MediaOne Affiliates, TINTA, the TINTA Affiliate, Cox, the Cox Affiliate, SBC International, Inc. and the SBC Affiliate. (Incorporated by reference to the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

4.30 Form of Amendment No. 1 to the Registration Rights Agreement by and among the Company, the Liberty Media Affiliate, the MediaOne Affiliates, the SBC Affiliate, Southwestern Bell International Holdings (UK-2) Corporation, the Cox Affiliate, GUHL and Vivendi. (Incorporated by reference to the Company's Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on June 29, 1998 (Registration No. 33-50201).)

4.31 Employment Agreement, dated September 21, 1998, between Anthony Illsley (former chief executive officer of the Company) and the Company, as amended on January 17, 2000. (Incorporated by reference to the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)

4.32 Amended and Restated Relationship Agreement, dated as of May 21, 1999, by and among the Company, the MediaOne Affiliates, Liberty Media International and the Liberty Media International Affiliate. (Incorporated by reference to the Company's 1998 Annual Report on Form 20-F as filed with the Securities and Exchange Commission on June 30, 1999.)

4.33 Form of draft Amended and Restated Relationship Agreement, by and among the Company, Microsoft, the MediaOne Affiliates and the Liberty Media Affiliate. (Incorporated by reference to the Company's Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)

4.34 Form of Amendment No. 2 to the Registration Rights Agreement, by and among the Company, Microsoft, The MediaOne Affiliates and the Liberty Media Affiliate. (Incorporated by reference to the Company's Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)

4.35 Agreement Relating to the Merger of Flextech and the Company, dated December 16, 1999, between the Company and Flextech. (Incorporated by reference to the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)

4.36 Employment Agreement, dated December 1, 1999, between Anthony W.P. Stenham and the Company. (Incorporated by reference to the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)

4.37 Form of Service Agreement between Mark Luiz and Flextech plc, as amended. (1)

4.38       Form of Service Agreement between Adam Singer and Flextech plc. (1)

4.39 Employment Agreement, dated October 21, 1998, between Stephen Cook and the Company. (1)

4.40       Form of the Telewest 2000 All Employee Share Scheme. (1)

4.41 Amendment Agreement Relating to the Revised New Relationship Agreement, dated as of May 18, 2001, between Microsoft, Liberty Media International, Inc., Liberty UK Holdings, Inc., Liberty UK, Inc. and the Company (Incorporated by reference to Amendment No. 3 to Statement on Schedule 13-D of Liberty Media filed with the Securities and Exchange Commission on November 23, 2001.)

4.42 Appointment as Non-Executive Chairman of the Board of Directors of the Company, effective from December 1, 1999, as amended, between Anthony W.P. Stenham and the Company. (1)

4.43       Telewest Long Term Incentive Plan. (1)

4.44       Telewest Equity Participation Plan. (1)

4.45 Amendment to Service Agreement, dated October 14, 1998, between Charles Burdick and the Company. (1)

7          Computation of deficiency of earnings to fixed charges.  (1)

8          List of Subsidiaries of the Company. (1)

-----------------

(1)   Filed herewith.

(2) Portions of this agreement have been accorded confidential treatment by the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.

(3) Portions of this agreement have been accorded confidential treatment by the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Telewest Communications plc certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      Telewest Communications plc



                                      By: /s/ Charles Burdick
                                          ------------------------------

                                           Name: Charles Burdick
                                           Title: Group Finance Director


July 1, 2002

Independent Auditor's Report

To the Board of Directors and shareholders of Telewest Communications plc

We have audited the accompanying consolidated balance sheets of Telewest Communications plc and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements on pages 2 to 37 present fairly, in all material respects, the financial position of Telewest Communications plc and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with generally accepted accounting principles in the United States of America.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2001.


/s/ KPMG Audit Plc

KPMG Audit Plc


KPMG Audit Plc
Chartered Accountants
Registered Auditor
London, England
February 28, 2002

Consolidated Statements of Operations (years ended December 31)

                                                                     (Note 2)
                                                                         2001          2001         2000         1999
                                                           Notes           $m      (pound)m     (pound)m     (pound)m
----------------------------------------------------------------------------------------------------------------------
Revenue - continuing operations
Cable television                                                          478           329          279          258
Consumer telephony                                                        710           488          445          334
Internet and other                                                         58            40           16           17
----------------------------------------------------------------------------------------------------------------------
Total Consumer Division                                                 1,246           857          740          609
Business Services Division                                                390           268          248          177
----------------------------------------------------------------------------------------------------------------------
Total Cable Division                                                    1,636         1,125          988          786
Content Division                                                          188           129           81            -
----------------------------------------------------------------------------------------------------------------------
Total revenue                                                           1,824         1,254        1,069          786
----------------------------------------------------------------------------------------------------------------------
Operating costs and expenses
Consumer programming expenses                                           (206)         (142)        (132)        (132)
Business and consumer telephony expenses                                (342)         (235)        (235)        (158)
Content expenses                                                        (121)          (83)         (46)            -
Depreciation                                                            (682)         (469)        (423)        (305)
----------------------------------------------------------------------------------------------------------------------
Cost of sales                                                         (1,351)         (929)        (836)        (595)
----------------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses                            (723)         (497)        (445)        (307)
Amortization of goodwill                                                (266)         (183)        (147)         (62)
Impairment of goodwill                                                (1,114)         (766)            -            -
 ---------------------------------------------------------------------------------------------------------------------
                                                                      (3,454)       (2,375)      (1,428)        (964)
----------------------------------------------------------------------------------------------------------------------
Operating loss                                                        (1,630)       (1,121)        (359)        (178)
Other income/(expense)
Interest income (including (pound)12m, (pound)15m and
     (pound)3m in 2001, 2000 and 1999, respectively,
     from related parties)                                   21            22            15           15            7
Interest expense (including amortization of debt discount)              (686)         (472)        (385)        (293)
Foreign exchange losses, net                                                -             -         (15)         (49)
Share of net losses of affiliates and impairment                        (314)         (216)         (15)          (6)
Other, net                                                                (4)           (3)          (3)          (1)
Minority interests in
     losses/(profits)
     of consolidated subsidiaries, net                                      1             1            1          (1)
----------------------------------------------------------------------------------------------------------------------
Loss before income taxes                                              (2,611)       (1,796)        (761)        (521)

Income tax benefit                                           16           102            70            6            -

----------------------------------------------------------------------------------------------------------------------
Net loss before extraordinary item                                    (2,509)       (1,726)        (755)        (521)

Extraordinary loss on extinguishment of debt                             (22)          (15)            -         (20)

----------------------------------------------------------------------------------------------------------------------
Net loss after extraordinary item                                     (2,531)       (1,741)        (755)        (541)
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
Basic and diluted loss per ordinary share
Net loss before extraordinary item                                    $(0.86) (pound)(0.59)(pound)(0.28)(pound)(0.24)
Extraordinary loss                                                    $(0.01) (pound)(0.01)            -(pound)(0.01)

----------------------------------------------------------------------------------------------------------------------
Net loss after extraordinary item                                     $(0.87) (pound)(0.60)(pound)(0.28)(pound)(0.25)
----------------------------------------------------------------------------------------------------------------------
Weighted average number of ordinary shares
outstanding (millions)                                                  2,880         2,880        2,705        2,197
All income is derived from continuing operations.
See accompanying notes to the consolidated financial statements

Consolidated Balance Sheet (years ended December 31)

                                                                                   (Note 2)
                                                                                       2001         2001         2000
                                                                         Note            $m     (pound)m     (pound)m
----------------------------------------------------------------------------------------------------------------------
Assets
Cash and cash equivalents                                                                20           14           60
Secured cash deposits restricted for more than one year                    20            29           20           12
Trade receivables (net of allowance for doubtful accounts
     of(pound)16m and(pound)19m)                                           11           169          116          115
Other receivables                                                           8           163          112          108
Prepaid expenses                                                                         48           33           37
----------------------------------------------------------------------------------------------------------------------
Total current assets                                                                    429          295          332
Investment in affiliates, accounted for under the equity
    method, and related receivables                                         9           795          547          784
Property and equipment (less accumulated depreciation of
     (pound)1,873m  and(pound)1,411m)                                      10         5,051        3,473        3,289
Goodwill (less accumulated amortization of(pound)382m and
      (pound)291m)                                                          5         2,752        1,892        2,803
Inventory                                                                  13            98           67           69
Other assets (less accumulated amortization of(pound)47m and
(pound)36m)                                                                12            84           58           47

----------------------------------------------------------------------------------------------------------------------
Total assets                                                                          9,209        6,332        7,324
----------------------------------------------------------------------------------------------------------------------

Liabilities and shareholders' funds
Accounts payable                                                                        159          109           96
Other liabilities                                                          14           762          524          403
----------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                               921          633          499
Deferred tax                                                               16           164          113          183
Debt                                                                       15         7,122        4,897        4,254
Capital lease obligations                                                               346          238          245

----------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                     8,553        5,881        5,181
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Minority interests                                                                        -            -          (2)
----------------------------------------------------------------------------------------------------------------------

Shareholders' equity
Ordinary shares, 10p par value; 4,300 million
  authorized; 2,873 and 2,886 million issued
   in 2001 and 2000 respectively                                                        417          287          288
Limited voting convertible ordinary shares 10p par value;
   300 million authorized and 82 million and 63 million
   outstanding in 2001 and 2000 respectively                                             12            8            6
Additional paid in capital                                                            6,143        4,224        4,216
Accumulated deficit                                                                 (5,968)      (4,104)      (2,363)
Accumulated other comprehensive income                                                   53           37            -
----------------------------------------------------------------------------------------------------------------------
                                                                                        657          452        2,147

Ordinary shares held in trust for the Telewest
  Restricted Share Scheme and the Telewest Long-Term
  Incentive Plan; 1 million shares in 2001 and 2000                        18           (1)          (1)          (2)

----------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                              656          451        2,145
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                            9,209        6,332        7,324
----------------------------------------------------------------------------------------------------------------------
See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows (years ended December 31)

                                                                 (Note 2)
                                                                     2001         2001         2000         1999
                                                                       $m     (pound)m     (pound)m     (pound)m

-----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net loss                                                          (2,531)      (1,741)        (755)        (541)

Adjustments to reconcile net loss to net cash
provided/(utilized) by operating activities
Depreciation                                                          682          469          423          305
Amortization and impairment of goodwill                             1,380          949          147           62
Amortization of deferred financing costs and issue discount  on
Senior Discount Debentures                                            144           99          147          147
Deferred tax credit                                                 (102)         (70)            -            -
Unrealized (gain)/loss on foreign currency translation               (15)         (10)           20           49
Non-cash accrued share based compensation cost                          1            1            5           26
Termination of sale and leaseback                                       -            -            -            9
Extraordinary loss on extinguishment of debt                           22           15            -           20
Share of net losses of affiliates and impairment                      314          216           15            6
Loss on disposal of assets                                              6            4            -            1
Minority interests in (losses)/profits of consolidated
subsidiaries                                                          (1)          (1)          (1)            1

Changes in operating assets and liabilities net of effect of acquisition of subsidiaries
Change in receivables                                                  19           13         (19)         (20)
Change in prepaid expenses                                              9            6         (19)           11
Change in accounts payable                                              4            3          (2)         (22)
Change in other liabilities                                            68           47           70           35
Change in other assets                                                  1            1         (46)         (55)

-----------------------------------------------------------------------------------------------------------------
Net cash provided/(utilized) by operating activities                    1            1         (15)           34
-----------------------------------------------------------------------------------------------------------------

Cash flows from investing activities
Cash paid for property and equipment                                (797)        (548)        (527)        (468)
Cash paid for acquisition of subsidiaries, net of cash
acquired                                                              (8)          (6)         (24)        (393)
Additional investments in and loans to affiliates                    (38)         (26)         (10)          (3)
Repayment of loans made to joint ventures (net)                        30           21           14            -
Proceeds from disposal of assets                                        3            2            2            5
Disposal of subsidiary undertaking, net of cash disposed               12            8            -            -

-----------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                               (798)        (549)        (545)        (859)
-----------------------------------------------------------------------------------------------------------------

Cash flows from financing activities
Proceeds from rights issue                                              -            -            -          416
Proceeds from exercise of share options                                 8            6            3           13
Share issue costs                                                       -            -         (13)          (3)
Proceeds from issue of Senior Discount Notes 2009                       -            -            -          399
Proceeds from issue of Senior Convertible Notes 2007                    -            -            -          300
Proceeds from issue of Senior Discount Notes  and Senior
Notes 2010                                                              -            -          544            -

Consolidated Statements of Cash Flows (years ended December 31)

                                                                          (Note 2)
                                                                              2001    2001          2000         1999
                                                                                $m(pound)m      (pound)m     (pound)m

----------------------------------------------------------------------------------------------------------------------
Proceeds from issue of Senior Convertible Notes 2005                             -       -           330            -
Proceeds from issue of Accreting Convertible Notes 2003                         44      30            20            -
Issue costs of Notes and credit facility arrangement costs                    (59)    (41)             -            -
Net proceeds from maturity of forward contracts                                  -       -           107            -
(Placement)/release of restricted deposits                                    (12)     (8)             -          175
Repayments from borrowings under old credit facilities                     (1,198)   (824)         (141)        (583)
Repayment of old facilities upon refinancing                                     -       -             -        (597)
Proceeds/(repayment) from borrowings under new credit facility               2,025   1,393         (260)          951
Capital element of finance lease repayments                                   (78)    (54)          (35)        (222)

----------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                      730     502           555          849
----------------------------------------------------------------------------------------------------------------------

Net (decrease)/increase in cash and cash equivalents                          (67)    (46)           (5)           24

Cash and cash equivalents at beginning of year                                  87      60            65           41

----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                        20      14            60           65
----------------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements

Consolidated Statements of Shareholders' Equity and Comprehensive Income

                                           Ordinary  Limited     Shares Additional          Other  Accumulated    Total
                                             shares   voting    held in    paid-in  comprehensive      deficit
                                                      shares      trust    capital         income
                                           (pound)m (pound)m   (pound)m   (pound)m       (pound)m     (pound)m (pound)m

--------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                    214        -        (2)      1,896          -          (1,067)      1,041

Ordinary shares issued on exercise of                                                                        -
  share options                                   1        -          -         12              -                      13
Redesignation of ordinary shares                (6)        6          -          -              -            -          -
Shares issued under the rights issue to
  fund acquisition of Cable London plc           19        -          -        394              -            -        413
Ordinary shares issued on conversion of
  Senior Convertible Notes 2007                   -        -          -          1              -            -          1
Accrued share based compensation cost             -        -          -         25              -            -         25
Net loss                                          -        -          -          -              -        (541)      (541)

--------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                    228        6        (2)      2,328              -      (1,608)        952

Ordinary shares issued on exercise of                                                                        -
  share options                                   -        -          -          3              -                       3
Shares issued to acquire Flextech Plc                                                                        -
  net of issue costs                             60        -          -      1,873              -                   1,933
Accrued share based compensation cost             -        -          -          5              -            -          5
Unrealised gain on deemed disposal of
  shares in an affiliate                          -        -          -          7              -            -          7
Net loss                                          -        -          -          -              -        (755)      (755)

--------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                    288        6        (2)      4,216              -      (2,363)      2,145

Unrealised gain/(loss) on derivative financial instruments:
  Cumulative effects of accounting change         -        -          -          -           (16)            -       (16)
  Amounts reclassified into earnings              -        -          -          -            (5)            -        (5)
  Current period increase in fair value           -        -          -          -             57            -         57
Net loss                                          -        -          -          -              -      (1,741)    (1,741)

                                          --------------------------------------------------------------------------------
Total comprehensive loss                                                                                          (1,705)
                                          --------------------------------------------------------------------------------

Unrealised gain on deemed partial
  disposal of investment                          -        -          -          -              1            -          1
Ordinary shares issued on exercise of
  share options                                   1        -          1          6              -            -          8
Gain on retranslation of investment in an
  overseas subsidiary                             -        -          -          1              -            -          1
Redesignation of ordinary shares                (2)        2          -          -              -            -          -
Accrued share based compensation cost             -        -          -          1              -            -          1

--------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                    287        8        (1)      4,224             37      (4,104)        451
--------------------------------------------------------------------------------------------------------------------------

There was no other comprehensive income in either the year ended December 31, 1999 or 2000.

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements

1 Organization and
History Telewest Communications plc ("the Company") and its subsidiary undertakings (together "the Group") provide cable television, telephony and internet services to business and residential customers in the United Kingdom ("UK"). The Group derives its cable television revenues from installation fees, monthly basic and premium service fees and advertising charges. The Group derives its telephony revenues from connection charges, monthly line rentals, call charges, special residential service charges and interconnection fees payable by other operators. The Group derives its internet revenues from installation fees and monthly subscriptions to its ISP. The cable television, telephony and internet services account in 2001 for approximately 26%, 60% and 2%, respectively, of the Group's revenue.

The Group is also engaged in broadcast media activities, being the supply of entertainment content, interactive and transactional services to the UK pay-TV and internet markets. The Group operates a portfolio of thematic subscription and transactional channels. It also operates on the internet and has additional investments in production facilities and programming. The Content Division accounts in 2001 for approximately 10% of the Group's revenue.

2 Basis of Preparation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Group's significant estimates and assumptions include capitalisation of labor and overhead costs; impairment of goodwill and long-lived assets (see note 5); and accounting for debt and financial instruments (see note 4). Actual results could differ from those estimates.

The financial statements have been prepared on a going concern basis. The directors consider that the current credit facilities of the Group which were approved in March 2001, provide sufficient funding to finance its existing business plans, satisfy working capital requirements and pay interest on existing debt instruments for at least twelve months from the date of approval of these consolidated financial statements.

The Group regularly monitors its ongoing ability to draw down under the facilities, which is dependent on satisfying financial covenants. As with most growth businesses, further increases in business performance and profitability are necessary to ensure continued compliance with the terms of the covenants. However, as with any forecast information, the principal assumptions are clearly subject to a high degree of risk, in particular the Group's ability to increase revenues in accordance with its plans.

The Group's existing business plan and projections demonstrate that the forecast growth in business performance will be sufficient to allow the Group to continue to meet its current covenant obligations for a period of at least twelve months from the date of approval of these statements.

The directors have considered all of these factors and they have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Therefore they have continued to adopt the going concern basis in preparing the accounts.

The Group faces the following significant risks and uncertainties:
o    Continued ability to raise finance to fund its operations
o Successful execution of its long term business plan, which in turn will affect the Group's ability to raise further finance under the Senior Secured Facility (see note 15)
o The need to meet financial and other covenants relating to debt instruments which have already been issued.

The economic environment and currency in which the Group operates is the UK and hence its reporting currency is Pounds Sterling ((pound)). Certain financial information for the year ended December 31, 2001 has been translated into US Dollars ($), with such US Dollar amounts being unaudited and presented solely for the convenience of the reader, at the rate of $1.4543=(pound)1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2001. The presentation of the US Dollar amounts should not be construed as a representation that the Pounds Sterling amounts could be so converted into US Dollars at the rate indicated or at any other rate.

Notes to the Consolidated Financial Statements

3. Summary of Significant Accounting Policies
Principles of consolidation

The consolidated financial statements include the accounts of the Company and those of its majority-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated upon consolidation. All acquisitions have been accounted for under the purchase method of accounting. Under this method, the results of subsidiaries and affiliates acquired in the year are included in the consolidated statement of operations from the date of acquisition.

Impairment of long lived assets and goodwill

The Group applies Statement of Financial Accounting Standard ("SFAS") No. 121, Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of. SFAS 121 requires that long-lived assets and certain identifiable intangibles, including goodwill, to be held and used by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indications of impairment are determined by reviewing undiscounted projected future cash flows. If impairment is indicated, the amount of the impairment is determined by discounting projected future cash flows to calculate a value in use. An impairment charge is made to write assets down to their value in use.

Goodwill, arising from a purchased business combination and representing the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired, is amortized over the acquisition's useful life. The Group assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through projected undiscounted future operating cash flows of the acquired operations. The assessment of the recoverability of goodwill will be impacted if projected future operating cash flows are not achieved. The amount of goodwill impairment, if any, is measured based on the projected discounted future operating cash flows using a rate commensurate with the risks associated with the assets.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less that are readily convertible into cash.

Derivatives and hedging

At January 1, 2001, the Group adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 137 and 138. SFAS 133 established accounting and reporting standards for derivative instruments including certain derivative instruments embedded in other contracts and hedging activities. It requires the recognition at fair value of all derivative instruments as assets or liabilities in the Group's balance sheet. The accounting treatment of changes in fair value is dependent on whether or not a derivative instrument is designated a hedge and, if so, the type of hedge and its effectiveness as a hedge.

For derivatives, which are not designated as hedges, changes in fair value are recorded immediately in earnings.

For derivatives designated as cash flow hedges, changes in fair value on the effective portion of a hedge are recorded within other comprehensive income until the hedged transaction occurs and are then recorded within earnings. Changes in the ineffective portion of a hedge are recorded immediately in earnings.

For derivatives designated as fair value hedges, changes in fair value are recorded immediately in earnings. The Group did not have any fair value hedges during the year ended December 31, 2001.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.


Adoption of SFAS 133 on January 1, 2001 resulting in the Group recording (pound)16 million of decline in fair value to accumulated other comprehensive income, consisting of a decline of (pound)28 million to short term derivative liabilities and a (pound)12 million gain to long term derivative assets.

Prior to adoption of SFAS 133 the Group had the following accounting policies in respect of financial instruments: foreign currency forward contracts, options and swaps, which were used to reduce the exchange risk on the principal amounts and early call premiums on certain foreign currency borrowings, were recorded on the balance sheet at their fair value. Gains and losses arising from changes in fair value were recorded immediately within earnings. Such gains and losses were offset to some extent by gains and losses arising from retranslating the principal amounts of the

Notes to the Consolidated Financial Statements

3        Summary of Significant Accounting Policies

Derivatives and hedging (continued)

foreign currency borrowings.

The Group also used foreign currency forward contracts and cross currency interest rate swaps to reduce its exposure to adverse changes in exchange rates associated with the interest payments on certain foreign currency borrowings. Such foreign currency forward contracts and cross currency interest rate swaps were accounted for using the accruals method.

The Group also used interest rate swap agreements and an interest rate collar to manage interest rate risk on the Group's borrowings. Net income or expense resulting from the differential between exchanging floating and fixed interest payments was recorded within the consolidated statement of operations on an accruals basis from the effective date of the interest rate swap agreements and interest rate collar.

Other interest rate swaps which did not qualify as hedges, were recorded on the balance sheet at fair value with gains and losses arising from changes in fair value recorded immediately within earnings.

Notes to the Consolidated Financial Statements

3        Summary of Significant Accounting Policies (continued)

Investments

Generally, investments in partnerships, joint ventures and subsidiaries in which the Group's voting interest is 20% to 50%, and others where the Group has significant influence, are accounted for using the equity method. Investments which do not have a readily determinable fair value, in which the Group's voting interest is less than 20%, and in which the Group does not have significant influence, are carried at cost and written down to the extent that there has been an other-than-temporary diminution in value. The Group accounts for certain investments in which the Group's ownership is greater than 50% using the equity method. This method is used for such subsidiaries where the minorities have substantive participating rights such as veto over key operational and financial matters and equal representation on the board of directors.

The Group reviews the carrying values of its investments in affiliates, including any associated goodwill, to ensure that the carrying amount of such investments are stated at no more than their recoverable amounts. The Group assesses the recoverability of its investments by determining whether the carrying value of the investments can be recovered through projected discounted future operating cash flows (excluding interest) of the operations underlying the investments. The assessment of the recoverability of the investments will be impacted if projected future operating cash flows are not achieved. The amount of impairment, if any, is measured based on the projected discounted future operating cash flows using a rate commensurate with the risks associated with the assets.



Advertising costs

Advertising costs are expensed as incurred. The amount of advertising costs expensed was (pound)48 million, (pound)38 million, and (pound)27 million for the years ended December 31, 2001, 2000, and 1999, respectively.

Property and equipment

Property and equipment is stated at cost. Depreciation is provided to write off the cost, less estimated residual value, of property and equipment by equal instalments over their estimated useful economic lives as follows:

Freehold and long leasehold buildings        50 years                 Other equipment
Cable and ducting                            20 years                   Office furniture
                                                                        and fittings           5 years
Electronic equipment                                                    Motor vehicles         4 years
    System electronics                        8 years
    Switching equipment                       8 years
    Subscriber electronics                    5 years
    Headend, studio, and playback
    facilities                                5 years

The Group accounts for costs, expenses and revenues applicable to the construction and operation of its cable systems in accordance with SFAS 51 Financial Reporting by Cable Television Companies. Initial subscriber installation costs are capitalized and depreciated over the life of the network. Subsequent disconnection and reconnection costs are expensed as incurred.


Franchise costs

Expenditure incurred on successful applications for franchise licences is included in property and equipment and is amortized over the remaining life of the original franchise term. Costs relating to unsuccessful applications are charged to the consolidated statement of operations.

Notes to the Consolidated Financial Statements

3        Summary of Significant Accounting Policies (continued)

Deferred financing costs

Direct costs incurred in raising debt are deferred and recorded on the consolidated balance sheet in other assets. The costs are amortized to the consolidated statement of operations at a constant rate to the carrying value of the debt over the life of the obligation.

Minority interests

Recognition of the minority interests' share of losses of consolidated subsidiaries is limited to the amount of such minority interests' allocable portion of the equity of those consolidated subsidiaries.

Foreign currencies

Transactions in foreign currencies are recorded using the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange prevailing at the balance sheet date and the gains or losses on translation are included in the consolidated statement of operations.

Revenue recognition

Revenues are recognized as network communication services are provided. Credit risk is managed by disconnecting services to customers who are delinquent. Connection and activation fees relating to cable television, telephony and internet are recognized in the period of connection to the extent that such fees are less than direct selling costs. Any excess connection and activation fees over direct selling costs incurred would be deferred and amortized over the expected customer life. The excess of direct selling costs over connection and activation fees is expensed as incurred.

Occasionally the Group sells capacity on its network to other telecommunications providers. Sales of capacity are accounted for as sales-type leases, operating leases, or service agreements depending on the terms of the transaction. Revenue for sales of capacity, which meet the criteria of a sales-type lease, is recognized as revenue using the percentage-of-completion method. If title is not transferred or if the other requirements of sales-type lease accounting are not met, revenues are recognized rateably over the term of the agreement.

Programming revenues are recognized in accordance with Statement of Position ("SOP") 00 - 2, Accounting by Producers or Distributors of Films. Revenue on transactional and interactive sales is recognized as and when the services are delivered. Advertising sales revenue is recognized at estimated realizable values when the advertising is aired.

Recognition of contract costs

Certain of the sales of network capacity referred to above involve the Group constructing new capacity. Where the Group retains some of this new capacity, either for subsequent resale or for use within the business, then an element of the construction costs is retained within inventory or equipment, respectively. The allocation of construction cost between costs expensed to the statement of operations and costs capitalized within inventory or equipment is based upon the ratio of capacity sold and retained.

Pension costs

The Group operates a defined contribution scheme (the Telewest Communications plc Pension Trust) or contributes to third-party schemes on behalf of employees. The amount included in expenses in 2001, 2000 and 1999 of (pound)10 million, (pound)8 million and (pound)5 million, respectively, represents the contributions payable to the selected schemes in respect of the relevant accounting periods.

Notes to the Consolidated Financial Statements

3        Summary of Significant Accounting Policies (continued)

Income taxes
Under the asset and liability method of SFAS 109 Accounting for Income Taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered.

The Group recognises deferred tax assets only where it is more likely than not that the benefit will be realized through future taxable income. Otherwise a valuation allowance is established to provide against deferred tax assets.




Share-based compensation

SFAS 123, Accounting for Stock-Based Compensation, encourages, but does not require, companies to record compensation costs for share-based employee compensation plans at fair value. The Group has chosen to continue to account for share-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. ("APB") 25, Accounting for Stock Issued to Employees and related interpretations. Accordingly, compensation cost for fixed plan share options is measured as the excess, if any, of the quoted market price of the Company's shares at the date of the grant over the amount an employee must pay to acquire the shares. Compensation cost for variable plan share options is measured each period using the intrinsic value method until the variable or performance features of the plan become fixed. Compensation expense is recognized over the applicable vesting period.

Shares purchased by the trustees in connection with the Telewest Restricted Share Scheme and certain LTIP awards, are valued at cost and are reflected as a reduction of shareholders' equity in the consolidated balance sheet. This equity account is reduced when the shares are issued to employees based on the original cost of the shares to the trustees.

Earnings per share

Basic earnings per share has been computed by dividing net loss available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed by adjusting the weighted average number of ordinary shares outstanding during the year for all dilutive potential ordinary shares outstanding during the year and adjusting the net loss for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net loss and number of shares used for basic and diluted net loss per ordinary share, as potential ordinary share equivalents for employee share options and convertible debt are not included in the computation as their effect would be to decrease the loss per share. The number of potential ordinary shares was 393 million, 464 million and 82 million in 2001, 2000 and 1999, respectively.

Inventories

Inventories of equipment, held for use in the maintenance and expansion of the Group's telecommunications systems, are stated at cost, including appropriate overheads, less provision for deterioration and obsolescence. Network capacity and ducting held for resale are stated at the lower of cost and net realizable value.

Notes to the Consolidated Financial Statements

3        Summary of Significant Accounting Policies (continued)

New Accounting Standards Applicable to the Group

Business Combinations and Goodwill and Other Intangible Assets - SFAS 141 and SFAS 142

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires all business combinations undertaken after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill arising from business combinations and intangible assets with indefinite lives are no longer amortized but are subject to annual review for impairment (or more frequently should indications of impairment arise). Goodwill associated with equity method investments will also no longer be amortized upon adoption of SFAS 142, but will be subject to impairment testing as part of the investment to which it relates in accordance with APB 18, The Equity Method of Accounting for Investments in Common Stock. Separable intangible assets that do not have indefinite lives will continue to be amortized over their estimated useful lives and will be subject to review for impairment in accordance with SFAS 144 (see below). The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. For goodwill and intangible assets acquired prior to July 1, 2001, the Group was required to adopt SFAS 142 effective January 1, 2002. As of January 1, 2002 the Group had (pound)2,199 million of unamortized goodwill, (pound)1,892 million of which related to business combinations and (pound)307 million of which related to equity method investments. Impairment under SFAS 142 is measured using a two-step approach, initially based on a comparison of the reporting unit's fair value to its carrying value; if the fair value is lower, then the second step compares the implied fair value of the goodwill with its carrying value to determine the impairment. This second step must be completed within a year of initial application of SFAS 142. Other than the cessation of amortization of goodwill, as described above, the Group does not believe that the adoption of this standard will have a material impact on its financial position or results of operations. Any loss resulting from the transitional impairment test will be recorded as a change in accounting principle.

Accounting for Asset Retirement Obligations - SFAS 143

In July 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143, which is effective for fiscal years beginning after June 15, 2002, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, an entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The Group is required to adopt this standard from January 1, 2003. The Group has not yet determined the impact, if any, the adoption of this standard will have on its financial position or results of operations.

Accounting for Impairment or Disposal of Long-Lived Assets - SFAS 144

In October 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. While SFAS 144 supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that Statement. SFAS 144 also supersedes the accounting and reporting provisions of APB 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Group is required to adopt this standard from January 1, 2002, and has not yet determined the impact, if any, the adoption of this standard will have on its financial position or results of operations.

Notes to the Consolidated Financial Statements

4        Financial instruments

The Group holds derivative financial instruments solely to hedge specific risks and does not hold such instruments for trading purposes. The derivatives are held to hedge against the variability in cash flows arising from the effect of fluctuations of GBP:USD exchange rate on its US Dollar denominated debt and from changes in interest rates on its variable rate bank debt.

Cash flow hedges

Hedges of US dollar denominated debt

The Group has issued US Dollar denominated debt instruments with a range of maturities. The Group generally hedges the principal amounts of these instruments up to their first call dates or other such dates where the Group may at its option redeem the instrument before maturity. This is because the Group expects to either repay or refinance the debt before the debt matures. The exception is the principal amount of the Senior Convertible Notes 2005 for which no forward contracts are in place, as the expectation is that these Notes will convert before the maturity date or be refinanced in US Dollars before the maturity date.

In addition the Group hedges the interest payments on its US Dollar denominated debt, usually up to the first call date of the debt instruments. The Group assesses the effectiveness and ineffectiveness of these derivative instruments on a quarterly basis.

Hedges of the US Dollar denominated debt comprise foreign currency swaps, and foreign exchange forward contracts. The aggregate notional principal amounts of these hedges are $2,325 million. The average exchange rates are between $1.418 and $1.646 with maturity dates between October 1, 2002 and February 1, 2005. During the year ended December 31, 2001, these hedges were deemed effective as the critical terms of these hedges matched those of the underlying debt. Therefore gains and losses arising from changes in the fair values of these hedges have been recorded within other comprehensive income for the period. The ineffective portion of these hedges was not significant.

In addition the Group holds derivative financial instruments which have not been designated as hedges. Such instruments comprise foreign exchange forward contracts. These have an aggregate notional principal amount of $1,567 million. The exchange rates are between $1.3696 and $1.4685 and have maturity dates between January 1, 2002 and October 1, 2003.

Of these contracts $1,537 million are associated with the Senior Discount Debenture 2007, but cover a range of dates between April 1, 2002 and October 1, 2003. The Senior Discount Debenture 2007 is callable at any time at the Company's option; these contracts were entered into to provide the Company with flexibility in timing of an early call. The balance of $30 million is associated with forecast purchases of inventory. As these contracts have not been designated hedges, gains or losses arising from the change in fair value of these contracts, are recorded immediately in the statement of operations within foreign exchange gains and losses. For the year ended December 31, 2001, a gain of (pound)47 million was recorded on these contracts.

Amounts recorded within other comprehensive income will be reclassified into earnings where there is ineffectiveness, when the hedged transaction takes place or where there is a change in the Group's circumstances that support the effectiveness of the hedges. An estimated loss of (pound)3 million is expected to be reclassified into earnings within the next 12 months.

Notes to the Consolidated Financial Statements

Hedges of variable rate debt

As described in note 15 to the consolidated financial statements, the Group has a Senior Secured Facility with a syndicate of banks and an Institutional Tranche. Draw downs under the Senior Secured Facility and the Institutional Tranche bear interest at 0.5% to 2.25% above LIBOR and up to 4% above LIBOR respectively, so the Group is exposed to variable cash flows arising from changes in LIBOR. The Group hedges these variable cash flows by the use of interest rate swaps. The interest rate swaps can be summarised as follows:

----------------------------- ----------------------- --------------------- --------------------- -------------------
Effective dates               Maturities                Notional principal              Receives                Pays
----------------------------- ----------------------- --------------------- --------------------- -------------------
1/2/1997 - 7/1/2002           3/28/2002 - 1/1/2005             (pound)700m         6-month LIBOR      5.71% - 7.835%
----------------------------- ----------------------- --------------------- --------------------- -------------------
4/1/2002                      1/1/2005                         (pound)200m         3-month LIBOR        5.7% - 5.75%
----------------------------- ----------------------- --------------------- --------------------- -------------------

The Group assesses the effectiveness and ineffectiveness of these derivative instruments on a quarterly basis. The ineffective portion of the Group's interest rate swaps was not significant.

..Amounts recorded within other comprehensive income will be reclassified into earnings where there is ineffectiveness, when the hedged transaction takes place or where there is a change in the Group's circumstances that support the effectiveness of the hedges. An estimated (pound)2 million is expected to be reclassified into earnings within the next 12 months.

Fair value of financial instruments

SFAS 107, Disclosures about Fair Value of Financial Instruments requires disclosure of an estimate of the fair values of financial instruments. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement, and therefore cannot be determined precisely. Changes in assumptions could significantly affect the estimates.

Notes to the Consolidated Financial Statements

At December 31, 2001 the Group's significant financial instruments include cash and cash equivalents, trade receivables, foreign currency swaps, interest rate swaps, foreign exchange forward contracts, trade payables and long-term borrowings. The following table summarizes the fair value of certain instruments held by and obligations of the Group. The fair value of the other financial instruments held by the Group approximates their recorded carrying amount due to the short maturity of these instruments and these instruments are not presented in the following table:

--------------------------------------------- -------------------- --------------- ----------------------- ------------
                                                                      At December                                   At
                                                                         31, 2001                             December
                                                                                                              31, 2000
                                                  Carrying amount      Fair value         Carrying amount   Fair value
--------------------------------------------- -------------------- --------------- ----------------------- ------------
                                                         (pound)m        (pound)m                (pound)m     (pound)m
Financial instruments - assets:
Foreign exchange forward contracts                            131             131                       -            -
Foreign currency swaps                                         15              15                       7            7
--------------------------------------------- -------------------- --------------- ----------------------- ------------
Financial instruments - liabilities
Interest rate swap agreements                                (25)            (25)                       -         (33)
Foreign exchange forward contracts                            (4)             (4)                     (8)         (14)
--------------------------------------------- -------------------- --------------- ----------------------- ------------
Debt obligations
Accreting Convertible Notes 2003                              268             268                     225          225
Senior Convertible Notes 2005                                 344             234                     334          234
Senior Debentures 2006                                        206             155                     200          173
Senior Convertible Notes 2007                                 300             174                     300          179
Senior Discount Debentures 2007                             1,059             803                   1,078          920
Senior Notes 2008                                             226             185                     235          207
Senior Discount Notes 2009                                    505             308                     473          312
Senior Notes 2010                                             378             315                     388          352
Senior Discount Notes 2010                                    185             136                     178          135
Senior Secured Facility                                     1,360           1,360                     690          690
Flextech facility                                               -               -                     116          116
Other debt                                                     66              66                      37           37
--------------------------------------------- -------------------- --------------- ----------------------- ------------


The estimated fair values of the financial instruments specified above are based on quotations received from independent, third party financial institutions and represents the net amounts receivable or payable to terminate the position. The estimated fair values of the Debentures and Notes are also based on quotations from independent third party financial institutions and are based on discounting the future cash flows to net present values using appropriate market interest rates prevailing at the year end. The directors consider that the fair value of the Accreting Convertible Notes 2003 is not materially different from the carrying value, as the Notes may not be traded and must be held until maturity.

Market risk and concentrations of credit risk

Market risk is the sensitivity of the value of the financial instruments to changes in related currency and interest rates. Generally, the Group is not exposed to such market risk because gains and losses on the underlying assets and liabilities offset gains and losses on the financial instruments.

The Group may be exposed to potential losses due to the credit risk of non-performance by the financial institution counterparties to its portfolio of derivative financial instruments However such losses are not anticipated as these counterparties are major international financial institutions and the portfolio is spread over a wide range of institutions.

Temporary cash investments also potentially expose the Group to concentrations of credit risk, as defined by SFAS 133. The Group places its temporary cash investments with major international financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Group's customer base. At December 31, 2001, the Group had no significant concentration of credit risk.

Notes to the Consolidated Financial Statements

5        Impairment of assets

During the year ended December 31, 2001, the Group undertook an impairment review of its network assets, of goodwill arising on recent acquisitions and of its investments in affiliates acquired in recent years. The review covered the Cable and Content Divisions. The principal reasons for the review were: a share price decline indicative of a fall in the values of the underlying assets and a softening of the ad-sales market.

The review found evidence of impairment in the value of goodwill arising on the core Content business and in the value of two affiliated undertakings, UKTV and SMG. The carrying amount of goodwill and the investments in two affiliated undertakings were written down to fair value, resulting in a charge of (pound)766 million against goodwill and a charge of (pound)202 million against the investments in affiliated undertakings. These charges have been included in the statement of operations within impairment of goodwill and share of net losses of affiliates respectively. Fair value for the investment in SMG was based on quoted market prices for SMG shares. The estimated fair value of the goodwill and the investment in UKTV was based on projected future cash flows at a discount rate of 11.5% which the Group believes is commensurate with the risks associated with the assets. The projected future cash flows were determined using the company's ten-year plan for the business, with a terminal value which takes into account analysts' and other published projections of future trends across pay TV platforms, including the total television advertising market.

No impairment in the carrying value of the network assets was required.

6        Business combinations

On May 30, 2001, the Group acquired 51% of the issued share capital of Rapid Travel Solutions Limited ("Rapid Travel") and was granted a series of call options by and granted a series of put options to the vendors in respect of the balance of 49%. Assuming that either party exercises these options, the Group will acquire the remainder of the share capital in tranches ending on November 30, 2003 for total consideration of (pound)4 million. The acquisition has been accounted for using the purchase method of accounting. Goodwill arising on the acquisition was (pound)7 million, which is being amortized over 20 years.

If the Group had acquired Rapid Travel at the beginning of 2000 and 2001, the Group's results would not have been materially different from the actual results as disclosed in these financial statements.

On April 19, 2000 the Company acquired the entire issued share capital of Flextech Plc ("Flextech"), a company engaged in broadcast media activities, for a total consideration of (pound)1,978 million. This comprised 601 million shares of 10p each and acquisition costs of (pound)31 million. The value attributed to the shares issued was 323.85p per share, being the average share market price for a five day period around December 17, 1999, the day the terms of the acquisitions were agreed to and announced. The acquisition was accounted for using the purchase method of accounting. The goodwill arising on acquisition of Flextech was (pound)1,382 million, which is being amortized over its estimated useful life of 20 years. As described in note 5, the Group has undertaken an impairment review of goodwill. As a result of the review, a charge of (pound)766 million has been made.

On November 1, 2000 the Company acquired the entire issued share capital of Eurobell (Holdings) PLC ("Eurobell"), from Deutsche Telekom ("DT") and agreed to pay initial and deferred consideration to DT, (as discussed below), in the form of 5% Accreting Convertible Notes due 2003. The aggregate principal amount of such Notes, following agreement of the deferred consideration is (pound)254 million. The terms of the Accreting Convertible Notes are described in note 15 to these financial statements.

Upon completion of the acquisition, the Company issued a (pound)220 million Accreting Convertible Note to DT in consideration for: Eurobell's entire issued share capital, (pound)72 million, the assignment of an inter-company loan previously owed by Eurobell to DT, (pound)128 million, and a cash payment remitted to Eurobell by DT shortly after the acquisition, (pound)20 million. Subsequently, on January 15, 2001 DT remitted a further cash payment, (pound)30 million, to Eurobell and the Company issued an additional Accreting Convertible Note to DT for (pound)30 million.

In addition under the terms of the acquisition, the Company was obliged to provide deferred consideration, contingent on Eurobell's turnover for the year ended December 31, 2000 exceeding a certain target. As a result, an additional (pound)3.5 million Accreting Convertible Note, dated April 2, 2001 was issued to DT. This deferred consideration was accrued for at December 31, 2000.

Goodwill of (pound)1 million arose on the acquisition which is being amortized over 20 years.

If the Company had acquired Flextech and Eurobell on January 1, 2000 the Group's net loss of (pound)755 million and loss per share of (pound)0.28 would have been (pound)820 million and (pound)0.28, respectively.

On November 23, 1999 the Company acquired the remaining 50% of the issued share capital of Cable London PLC ("Cable London") which it did not already own, for cash consideration of (pound)389 million plus acquisition costs of (pound)5 million and assumption of debt of (pound)39 million. The acquisition has been accounted for using the purchase method of accounting. The goodwill arising on

Notes to the Consolidated Financial Statements

acquisition was (pound)438 million and is being amortized on a straight-line basis over 20 years which is the average remaining useful life of the network assets acquired with Cable London.

7        Supplemental disclosures to consolidated statements of cash flows

Cash paid for interest was (pound)335 million, (pound)164 million and (pound)124 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Significant non-cash investing activities are described below. The amounts stated for 2001 represent the purchase of Rapid Travel. The amounts stated for 2000 represent the purchase of Flextech and Eurobell. The amounts stated for 1999 represent the purchase of Cable London. These transactions are described in note 6 to the consolidated financial statements.

                                                                               Year ended December 31
                                                                              2001             2000              1999
                                                                          (pound)m         (pound)m          (pound)m
----------------------------------------------------------------------------------------------------------------------
Acquisitions:
Assets                                                                           1            1,104               180
Liabilities assumed                                                            (2)            (172)             (117)
Debt assumed                                                                     -            (261)             (126)
----------------------------------------------------------------------------------------------------------------------
Net (liabilities)/assets (contributed)/ assumed                                (1)              671              (63)
Less:
Previously accounted for:
    Equity investment in Cable London                                            -                -              (32)
    Share of cumulative losses of Cable London                                   -                -                51
Goodwill arising                                                                 7            1,383               438
----------------------------------------------------------------------------------------------------------------------
                                                                                 6            2,054               394
----------------------------------------------------------------------------------------------------------------------

Share consideration/capital contribution                                         -            1,946                 -
Debt consideration                                                               -               75                 -
Purchase of shares                                                               2                -               389
Option consideration                                                             4                -                 -
Direct costs of acquisition                                                      -               33                 5
----------------------------------------------------------------------------------------------------------------------
                                                                                 6            2,054               394
----------------------------------------------------------------------------------------------------------------------

In 2001 the Group entered into capital lease obligations with a total capital value of (pound)47 million. In addition the Group entered into vendor financing arrangements, under which it had a remaining financed balance of (pound)23 million at December 31, 2001. At December 31, 2001, the Group had accrued a further (pound)35 million of capital expenditure for property and equipment.

In 2000, (pound)114 million of goodwill was allocated to investments in affiliates.

                                                                                                       At December 31
                                                                                               2001              2000
8   Other receivables                                                                      (pound)m          (pound)m
----------------------------------------------------------------------------------------------------------------------
Value Added Tax refund                                                                            -                 4
Interconnection receivables                                                                       2                 6
Accrued income                                                                                   68                60
Other                                                                                            27                31
Foreign currency swap                                                                            15                 7
----------------------------------------------------------------------------------------------------------------------
                                                                                                112               108
----------------------------------------------------------------------------------------------------------------------

Accrued income primarily represents telephone calls made by Cable Division subscribers and income accrued under Business Services Division contracts that have not been billed as at the accounting period end.

Notes to the Consolidated Financial Statements

9        Investments

The Group has investments in affiliates accounted for under the equity method at December 31, 2001 and 2000 as follows:

                                                                                  Percentage ownership at December 31
                                                                                         2001                    2000
----------------------------------------------------------------------------------------------------------------------
Front Row Television Limited                                                            50.0%                   53.0%
Blueyonder Workwise Limited                                                             70.0%                   70.0%
UKTV                                                                                    50.0%                   50.0%
SMG plc                                                                                 16.9%                   17.2%

Summarized combined financial information for such affiliates which operate principally in the cable television, broadcasting and interactive media industries is as follows:
                                                                                          At December 31
                                                                                         2001                    2000
                                                                                     (pound)m                (pound)m
----------------------------------------------------------------------------------------------------------------------
Combined financial position

Current assets                                                                            162                     153
Property and equipment, net                                                                54                      57
Intangible assets, net                                                                    112                     360
Other assets, net                                                                           7                     115
----------------------------------------------------------------------------------------------------------------------
Total assets                                                                              335                     685
----------------------------------------------------------------------------------------------------------------------

Current liabilities                                                                       133                     128
Debt                                                                                       66                       -
Other liabilities                                                                         557                     498
Owners' equity                                                                          (421)                      59
----------------------------------------------------------------------------------------------------------------------
Total liabilities and equity                                                              335                     685
----------------------------------------------------------------------------------------------------------------------

                                                                           Year ended December 31
                                                                         2001                  2000              1999
                                                                     (pound)m              (pound)m          (pound)m
----------------------------------------------------------------------------------------------------------------------
Combined operations

Revenue                                                                   408                   406                10
Operating expenses                                                      (324)                 (343)               (9)
----------------------------------------------------------------------------------------------------------------------

Operating profit                                                           84                    63                 1
Interest expense                                                         (38)                  (30)                 -
----------------------------------------------------------------------------------------------------------------------
Net profit                                                                 46                    33                 1
----------------------------------------------------------------------------------------------------------------------

                                                                                                       At December 31
                                                                                               2001              2000
                                                                                           (pound)m          (pound)m
----------------------------------------------------------------------------------------------------------------------
The Group's investments in affiliates are comprised as
follows:

Goodwill                                                                                         27               114
Loans                                                                                           260               267
Share of net assets                                                                             260               403
----------------------------------------------------------------------------------------------------------------------
                                                                                                547               784
----------------------------------------------------------------------------------------------------------------------

Included within investments in affiliates is(pound)80 million (2000:(pound)148 million) in respect of listed investments. The aggregate market value of these listed investments at December 31, 2001 was(pound)80 million (2000:(pound)146 million). In addition,(pound)18 million (2000:(pound)nil) of the investment in SMG plc provides security for a loan.

Notes to the Consolidated Financial Statements

10  Property and equipment
                                      Land       Buildings        Cable and     Electronic   Other equipment     Total
                                                                    ducting      equipment
                                  (pound)m        (pound)m         (pound)m       (pound)m          (pound)m  (pound)m
-----------------------------------------------------------------------------------------------------------------------
Acquisition costs
Balance at January 1, 2001               6             119            2,630          1,393               552     4,700
Additions                                -              14              556             31                52       653
Disposals                                -               -                -              -               (7)       (7)
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001             6             133            3,186          1,424               597     5,346
-----------------------------------------------------------------------------------------------------------------------

Accumulated depreciation
Balance at January 1, 2001               -              35              546            605               225     1,411
Charge for the year                      -              10              348             56                55       469
Disposals                                -               -                -              -               (7)       (7)
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001             -              45              894            661               273     1,873
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
2001 Net book value                      6              88            2,292            763               324     3,473
=======================================================================================================================

Acquisition costs
Balance at January 1, 2000               6             100            2,267          1,063               372     3,808
On acquisition                           -               4              188             92                17       301
Additions                                -              15              176            239               165       595
Disposals                                -               -              (1)            (1)               (2)       (4)
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000             6             119            2,630          1,393               552     4,700
-----------------------------------------------------------------------------------------------------------------------

Accumulated depreciation
Balance at January 1, 2000               -              28              398            409               155       990
Charge for the year                      -               7              148            197                71       423
Disposals                                -               -                -            (1)               (1)       (2)
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000             -              35              546            605               225     1,411
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
 2000 Net book value                     6              84            2,084            788               327     3,289
=======================================================================================================================

Cable and ducting consists principally of civil engineering and fiber optic costs. In addition, cable and ducting includes net book value of pre-construction and franchise costs of (pound)14 million and (pound)16 million as of December 31, 2001 and 2000, respectively. Electronic equipment includes the Group's switching, headend and converter equipment. Other equipment consists principally of motor vehicles, office furniture and fixtures and leasehold improvements.

                                                                                Additions
                                                                               charged to
                                                Balance at  Acquisition of      costs and                   Balance at
                                                 January 1    subsidiaries       expenses     Deductions   December 31
11     Valuation and qualifying accounts          (pound)m        (pound)m       (pound)m       (pound)m      (pound)m
-----------------------------------------------------------------------------------------------------------------------
2001   Deferred tax valuation allowances               733               -            168              -           901
       Allowance for doubtful accounts                  19               -              3            (6)            16
-----------------------------------------------------------------------------------------------------------------------
2000   Deferred tax valuation allowances               491              38            204              -           733
       Allowance for doubtful accounts                  13               5             14           (13)            19
-----------------------------------------------------------------------------------------------------------------------
1999   Deferred tax valuation allowances               369              39             83              -           491
       Allowance for doubtful accounts                  14               2             14           (17)            13
-----------------------------------------------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements

12  Other assets
                                                                                                       At December 31
                                                                                                  2001           2000
The components of other assets, net of amortization, are as follows:                          (pound)m       (pound)m
----------------------------------------------------------------------------------------------------------------------
Deferred financing costs of debentures                                                              22             32
Deferred financing costs of Senior Secured Facility                                                 36             15

----------------------------------------------------------------------------------------------------------------------
                                                                                                    58             47
----------------------------------------------------------------------------------------------------------------------

As described in note 15, the Group entered into a new Senior Secured credit facility on March 16, 2001. As a result the deferred financing costs included within other assets at December 31, 2000 were written off.

                                                                                                  2001           2000
13  Inventory                                                                                 (pound)m       (pound)m
----------------------------------------------------------------------------------------------------------------------

Raw materials and consumables                                                                        1              2
Inventories of spare capacity and duct held for re-sale                                             36             36
Programming inventory                                                                               30             31

----------------------------------------------------------------------------------------------------------------------
                                                                                                    67             69
----------------------------------------------------------------------------------------------------------------------

                                                                                                          At December
                                                                                                                   31
14  Other liabilities                                                                             2001           2000
Other liabilities are summarized as follows:                                                  (pound)m       (pound)m
----------------------------------------------------------------------------------------------------------------------

Deferred income                                                                                    114             83
Accrued construction costs                                                                          67             30
Accrued programming costs                                                                           24             33
Accrued interconnect costs                                                                          39             37
Accrued interest                                                                                   111             85
Accrued staff costs                                                                                 35             24
Accrued expenses                                                                                    41             67
Other liabilities                                                                                   93             44

----------------------------------------------------------------------------------------------------------------------
                                                                                                   524            403
----------------------------------------------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements

15  Debt

                                                              Weighted
Debt is summarized as follows at                               average
December 31, 2001 and 2000:                        2001  interest rate                            2001            2000
                                                                  2000            1999        (pound)m        (pound)m
-----------------------------------------------------------------------------------------------------------------------
Accreting Convertible Notes 2003                     5%             5%               -             268             225
Senior Convertible Notes 2005                        6%             6%               -             344             334
Senior Debentures 2006                           9.625%         9.625%          9.625%             206             200
Senior Convertible Notes 2007                     5.25%          5.25%           5.25%             300             300
Senior Discount Debentures 2007                     11%            11%             11%           1,059           1,078
Senior Notes 2008                                11.25%         11.25%          11.25%             226             235
Senior Discount Notes 2009                        9.25%          9.25%           9.25%             261             237
Senior Discount Notes 2009                       9.875%         9.875%          9.875%             244             236
Senior Notes 2010                                9.875%         9.875%               -             378             388
Senior Discount Notes 2010                      11.375%        11.375%               -             185             178
Senior Secured Facility                          7.265%         7.553%          8.777%           1,360             690
Flextech facility                                     -         6.712%               -               -             116
Cable London facility                                 -              -          6.684%               -               -
Other debt                                       6.767%         7.432%            7.5%              66              37

-----------------------------------------------------------------------------------------------------------------------
                                                                                                 4,897           4,254
-----------------------------------------------------------------------------------------------------------------------


Notes and debentures

--------------------------------------- -------- ------------ --------------------- --------------------- ------------
                                                   Principal         Maturity date   Earliest redemption     Interest
                                                           m                                        date         rate
--------------------------------------- -------- ------------ --------------------- --------------------- ------------
Accreting Convertible Notes 2003            GBP          294      November 1, 2003      November 1, 2003           5%
Senior Convertible Notes 2005               USD          500          July 7, 2005          July 7, 2003           6%
Senior Debentures 2006                      USD          300       October 1, 2006       October 1, 2000       9.625%
Senior Convertible Notes 2007               GBP          300     February 19, 2007         March 9, 2003        5.25%
Senior Discount Debentures 2007             USD        1,537       October 1, 2007       October 1, 2000          11%
Senior Notes 2008                           USD          350       November 1,2008      November 1, 2003       11.25%
Senior Discount Notes 2009                  GBP          325        April 15, 2009        April 15, 2004       9.875%
Senior Discount Notes 2009                  USD          500        April 15, 2009        April 15, 2004        9.25%
Senior Notes 2010                           GBP          180      February 1, 2010      February 1, 2005       9.875%
Senior Notes 2010                           USD          350      February 1, 2010      February 1, 2005       9.875%
Senior Discount Notes 2010                  USD          450      February 1, 2010      February 1, 2005      11.375%
--------------------------------------- -------- ------------ --------------------- --------------------- ------------

The Debentures and Notes are unsecured liabilities of the Group.

The Senior Convertible Notes 2005 are convertible into 114 million ordinary shares of the Group at a conversion price of 288p per ordinary share. Conversion is at the holders' option at any time up to the close of business on June 22, 2005. The Senior Convertible Notes 2007 are convertible into 92 million ordinary shares of the Group at a conversion price of 325p per ordinary share. Conversion is at the holders' option at any time up to close of business on February 2, 2007. If Notes are called for redemption prior to maturity, each holder has the right to convert Notes into ordinary shares. The Accreting Convertible Notes 2003 are convertible into 162 million ordinary shares of the Group at an initial conversion price of 156.56p per ordinary share. Conversion is at maturity, at the holder's option but the Group can elect to settle in cash, in whole but not in part, at any time at 100% of the accreted value provided that for a certain 10 day period prior to redemption, the price per ordinary share has been at least 130% of the average conversion price in effect on each day during the 10 day period.

On January 15, 2001, DT remitted a cash payment of (pound)30 million to its former subsidiary Eurobell, under the terms of the acquisition of Eurobell by the Company on November 1, 2000. In consideration the Company issued additional Accreting Convertible Notes 2003 for the same amount. In addition, under the terms of the acquisition, the Company was obliged to provide deferred consideration, contingent on Eurobell's turnover for the year ended December 31, 2000 exceeding a certain target. As a result additional (pound)3.5 million Accreting Convertible Notes 2003, dated April 2, 2001, were issued to DT.

Notes to the Consolidated Financial Statements

The unamortized portion of the discounts on issue on the Senior Discount Notes 2009 and Senior Discount Notes 2010 was (pound)123 million and (pound)101 million respectively. The discount on issue is being amortized up to the first call dates of the bonds, such as to produce a constant rate of return on the carrying amount.

The indentures under which the Debentures and Notes were issued contain various covenants, which among other things, restrict the ability of the Group to incur additional indebtedness, pay dividends, create certain liens, enter into certain transactions with shareholders or affiliates, or sell certain assets. The Group was in compliance with the covenants at December 31, 2001.

The Group hedges its exposure to movements in the USD:GBP exchange rate through the use of foreign currency swaps and foreign exchange forward contracts. These contracts are typically designed to match the first call date of the debt or where this date has already passed, a specified date in the future. Details of these derivative instruments are disclosed in note 5.

Senior Secured Facility
On March 16, 2001 the Group entered into a new senior secured credit facility (the "Senior Secured Facility") with a syndicate of banks for (pound)2 billion, of which (pound)1,360 million was drawn down at December 31, 2001. The Group is also able to raise a further (pound)250m from institutional investors (the "Institutional Tranche") of which (pound)125 million was drawn down at December 31, 2001. The first draw downs under the Senior Secured Facility were used to repay amounts owed under the old senior secured credit facilities.

Borrowings under the Senior Secured Facility are secured on the assets of the Group including the partnership interests and shares of subsidiaries and bear interest at 0.5% to 2.25% over LIBOR (depending on the ratio of borrowings to quarterly, annualized, consolidated net operating cash flow). Borrowings under the Institutional Tranche bear interest at up to 4% above LIBOR.

The Group's ability to borrow under the Senior Secured Facility and the Institutional Tranche is subject to, amongst other things, its compliance with the financial and borrowing conditions contained therein. There are three covenants, which are applied as follows:

o Interest charged on the senior debt facility compared with earnings before interest, tax, depreciation and amortization (`EBITDA');
o        Cash-paying interest compared with EBITDA; and
o        Senior debt compared with EBITDA

At December 31, 2001, the Group was in compliance with these covenants and conditions and expects to be in compliance throughout 2002.

Vendor financing
The Group has entered into vendor financing arrangements to fund its purchase of equipment from certain suppliers. Under the terms of these arrangements the Group defers payment for periods up to 36 months. Interest is charged on these arrangements at a rate that is fixed for the life of the arrangements. The balance on these arrangements at December 31, 2001 was (pound)23 million.

SMG loan
On July 11, 2001, the Group entered into a contract with Toronto Dominion Bank ("TD"), whereby TD provides a loan to the Group, in return for security over 55% of the Group's shareholding in SMG plc. The arrangement matures after one year, but can be extended for up to three years by mutual agreement. The balance on the loan at December 31, 2001 was (pound)33 million.

Bank loans
Bank loans are property loans secured on certain freehold and long leasehold land and buildings held by the Group. The balance at December 31, 2001 was (pound)10 million.

Other loans
At December 31, 2000 the Group had a credit facility with Liberty Media. The balance at that date was (pound)17 million. The Group also had a standby credit facility of (pound)2 million made available by Vivendi SA. These two loans were repaid during the year.

Notes to the Consolidated Financial Statements

The Maturity Profile of the Group's long-term debt is as follows:
                                                                                                                 2001
                                                                                                             (pound)m
----------------------------------------------------------------------------------------------------------------------
2002                                                                                                               60
2003                                                                                                              268
2004                                                                                                                1
2005                                                                                                              345
2006                                                                                                              598
2007 and thereafter                                                                                             3,625
----------------------------------------------------------------------------------------------------------------------
                                                                                                                4,897
----------------------------------------------------------------------------------------------------------------------

16 Income taxes

Loss before income taxes is solely attributable to the UK:                        2001           2000            1999
The provisions for income taxes follow:                                       (pound)m       (pound)m        (pound)m

----------------------------------------------------------------------------------------------------------------------
Income tax benefit/(expense)                                                         -              -               -
Deferred tax benefit                                                                70              6               -

----------------------------------------------------------------------------------------------------------------------
                                                                                    70              6               -
----------------------------------------------------------------------------------------------------------------------

A reconciliation of income taxes determined using the statutory UK rate of 30%
(2000: 30%) to the effective rate of income tax is as follows:

                                                                                                           Year ended
                                                                                                          December 31
                                                                                  2001           2000            1999
                                                                                     %              %               %

----------------------------------------------------------------------------------------------------------------------
Corporate tax at UK statutory rates                                               (30)           (30)            (30)
Change in valuation allowance                                                       34             31              30

----------------------------------------------------------------------------------------------------------------------
                                                                                     4              1               -
----------------------------------------------------------------------------------------------------------------------

Deferred income tax assets and liabilities at December 31, 2001 and 2000 are summarized as follows:
                                                                                                 2001            2000
                                                                                             (pound)m        (pound)m

----------------------------------------------------------------------------------------------------------------------
Deferred tax assets relating to:
Fixed assets                                                                                      410             304
Net operating loss carried forward                                                                465             402
Other - investments                                                                                26              27

----------------------------------------------------------------------------------------------------------------------
Deferred tax asset                                                                                901             733

Valuation allowance                                                                             (901)           (733)

----------------------------------------------------------------------------------------------------------------------
                                                                                                    -               -
----------------------------------------------------------------------------------------------------------------------

Investments in affiliates                                                                       (113)           (183)

----------------------------------------------------------------------------------------------------------------------
Deferred tax liability per balance sheet                                                        (113)           (183)
----------------------------------------------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements

At December 31, 2001 the Group estimates that it has, subject to Inland Revenue agreement, net operating losses ("NOLs") of (pound)1,550 million available to relieve against future profits. This excludes capital allowances on assets which are available to the Group, but have not been claimed, amounting to (pound)4,410 million.

Due to a history of operating losses the Group has established a valuation allowance with respect to deferred tax assets.

The NOLs have an unlimited carry forward period under UK tax law, but are limited to their use to the type of business which has generated the loss.

17  Shareholders' equity

Movement in share capital

On November 23, 1999, the Company completed its acquisition of the 50% of Cable London not already owned from NTL (Bermuda) Limited, a subsidiary of NTL Communications Corporation. The acquisition was mainly funded by the proceeds of a rights issue to existing Telewest shareholders. Under the terms of the rights issue shareholders were able to acquire one new ordinary share for every 11 shares held, at a price of 213 pence per new share. Under the rights issue 190 million ordinary shares were issued. In addition 6 million ordinary shares were redesignated into 6 million limited voting convertible ordinary shares.

On March 31, 2000 the authorized share capital of the Company was increased to (pound)460 million divided into 4,300 million ordinary shares of 10 pence each and 300 million limited voting convertible ordinary shares of 10p each.

On April 19, 2000 the Company issued 601 million ordinary shares of 10 pence each in consideration for the entire issued share capital of Flextech. Also in 2000, 4 million ordinary shares of 10 pence each were issued in consideration of (pound)3 million on exercise of employee share options.

During 2001 the Company issued 7 million ordinary shares of 10 pence each upon exercise of employee share options. Total consideration received was (pound)6 million. In addition the Company redesignated 20 million ordinary shares of 10p each into 20 million limited voting convertible ordinary shares of 10 pence each.

Limited voting convertible ordinary shares

The ordinary shares and the limited voting convertible ordinary shares have the same rights, except that the limited voting convertible ordinary shares do not confer the right to vote on resolutions to appoint, re-appoint, elect or remove directors of Telewest. No application will be made for the limited voting convertible ordinary shares to be listed or dealt in on any stock exchange. Holders of limited voting convertible ordinary shares are entitled to convert all or some of their limited voting convertible ordinary shares into fully paid ordinary shares, provided that the conversion would not result in a change of control of the Company for the purposes of the indentures governing certain Notes and Debentures. The limited voting convertible ordinary shares are convertible into ordinary shares at the Company's option at any time, subject to certain conditions. The sole holders of the limited voting convertible ordinary shares are Liberty Media and Microsoft.

Members of the Liberty Media Group and/or the Microsoft Group can re-designate all or any of their ordinary shares into limited voting convertible ordinary shares. This is to ensure that, on any future purchase of ordinary shares by members of the Microsoft Group and/or members of the Liberty Media Group, they will, at that time, be able to re-designate such number of their then existing holding of ordinary shares so as to avoid a change of control of the Company for the purposes of the Notes and Debentures.

Future purchases of ordinary shares and/or limited voting convertible ordinary shares by members of the Liberty Media Group and/or the Microsoft Group will, however, be subject to Rule 9 of the UK's City Code on Take-overs and Mergers because both classes of shares are treated as voting shares for that purpose. Under Rule 9, when any person acquires, whether by a series of transactions over a period of time or not, shares which (taken together with shares held or acquired by persons acting in concert with him) carry 30% or more (but less than 50%) of the voting rights of a public company, that person is normally required to make a general offer to shareholders for the entire share capital of the company then in issue. Any person, or group of persons acting in concert, owning shares carrying 50% or more of the voting rights of a public company, subject to their own individual limits, is free to acquire further shares in that public company without giving rise to the requirement to make a general offer for the entire issued share capital of that company.

Notes to the Consolidated Financial Statements

In May 2001, Liberty Media increased its shareholding in the Company as result of the purchase of 20 million ordinary shares of 10p each. Prior to the increase in shareholding, Liberty Media redesignated 20 million ordinary shares of 10p each as limited voting convertible ordinary shares of 10 pence each. As a result Liberty Media and Microsoft's combined shareholdings remained below 50% of the issued ordinary share capital, above which level a change of control for the purposes of the Group's debt securities may occur.

18  Share-based compensation plans

At December 31, 2001, the Company operated five types of share-based compensation plans: the Executive Share Option Schemes, the Sharesave Schemes, the Telewest Restricted Share Scheme ("RSS"), the Telewest Long Term Incentive Plan ("LTIP") and an Equity Participation Plan ("EPP").

The Company applies APB Opinion Bulletin 25 and related interpretations in accounting for its share-based compensation plans. Compensation cost is recognized over the estimated service period in respect of performance based share option grants to the extent that the market value of the Company's ordinary shares exceeds the exercise price at the earlier of the vesting date or the Balance Sheet date. Compensation cost is recognized for awards over ordinary shares made under the RSS since the awards have no exercise price. Compensation cost is recognized over the estimated service period in respect of the LTIP to the extent that the market value of the Company's ordinary shares exceeds the exercise price at the earlier of the vesting date or the Balance Sheet date.

Compensation cost recognized for share option grants and awards is as follows:

                                                                                       2001         2000         1999
                                                                                   (pound)m     (pound)m     (pound)m

----------------------------------------------------------------------------------------------------------------------
RSS                                                                                       -            -            -
LTIP                                                                                      -            5            1
Executive Share Option Schemes                                                            1            2           23
EPP                                                                                       1            1            -

----------------------------------------------------------------------------------------------------------------------
                                                                                          2            8           24
----------------------------------------------------------------------------------------------------------------------



If compensation costs for share option grants and awards under the RSS, LTIP, Executive Option Schemes and EPP had been determined based on their fair value at the date of grant for 2001, 2000 and 1999 consistent with the method prescribed by SFAS 123, the Group's net loss and basic and diluted loss per share would have been adjusted to the pro forma amounts set out below:

                                                                                       2001         2000         1999
                                                                                   (pound)m     (pound)m     (pound)m

----------------------------------------------------------------------------------------------------------------------
Net loss - As reported                                                              (1,741)        (755)        (541)
          - Pro forma                                                               (1,750)        (757)        (519)

----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                                                                    (pound)      (pound)      (pound)
Basic and diluted loss per share - As reported                                       (0.60)       (0.28)       (0.25)
                                 - Pro forma                                         (0.61)       (0.28)       (0.24)

----------------------------------------------------------------------------------------------------------------------

The fair value of each option grant in all plans was estimated as at the date of grant using a Black-Scholes option-pricing model. The model used a weighted-average, risk-free interest rate of 5.5%, 5.8% and 6.8% for grants in 2001, 2000 and 1999 respectively, and an expected volatility of 55%. The Group does not expect to pay a dividend on its ordinary shares at any time during the expected life of any outstanding option. The Group expects options to be held until maturity.

Notes to the Consolidated Financial Statements

Performance-based share option compensation plans

The Group has two performance-based share option plans: the 1995 (No. 1) Executive Share Option Scheme and the 1995 (No. 2) Executive Share Option Scheme. Under both plans, certain officers and employees are granted options to purchase ordinary shares of the Company. The exercise price of each option generally equals the market price of the Company's ordinary shares on the date of grant. The options are exercisable between three and ten years after the date of the grant with exercise conditional on the Company's shares out-performing by price the FTSE100 Index over any three-year period preceding exercise. The Company may grant options for up to 295 million ordinary shares.

A summary of the status of the Company's performance-based share option plans as of December 31, 2001, 2000 and 1999 and the changes during the years ended on those dates are presented below:

                                                            2001                      2000                       1999
                                                        Weighted                  Weighted                   Weighted
                                                         average                   average                    average
                                             Number     exercise       Number     exercise        Number     exercise
                                          of shares        price    of shares        price     of shares        price
----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year         52,503,409       173.2p   17,028,622       110.0p    26,165,744       118.9p
Adjustments during the year                       -            -    4,457,322       143.8p     1,365,978       105.0p
Granted                                  53,709,994        98.8p   35,154,239       205.1p     1,163,027       265.4p
Exercised                               (1,210,816)        78.2p  (2,501,964)       114.9p   (8,566,437)       136.0p
Forfeited                               (7,302,750)       134.3p  (1,634,810)       208.8p   (3,099,690)       108.4p

----------------------------------------------------------------------------------------------------------------------
Outstanding at end of year               97,699,837       136.4p   52,503,409       173.2p    17,028,622       110.0p
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Options exercisable at year end          16,577,655       132.0p   14,938,772       129.8p     2,386,230       116.8p
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Weighted average fair value of
  options granted during the year             69.7p                     33.9p                     201.4p
----------------------------------------------------------------------------------------------------------------------

The adjustments during 2000 arose as a result of the transfer in of former Flextech outstanding options (1999-compensating option holders for the dilutive effect of the rights issue in that year).

Share options are forfeited due to employees leaving the Group before their share options become exercisable.

The following table summarizes information about the Company's performance-based share options outstanding at December 31, 2001.

                                                                                   Options                    Options
                                                                               outstanding                exercisable
----------------------------------------------------------------------------------------------------------------------
                                                          Number     Weighted     Weighted        Number     Weighted
                                                     outstanding      average      average   exercisable      average
                                                              at    remaining     exercise            at     exercise
                                                        December  contractual        price  December 31,        price
                                                             31,         life                       2001
Range of exercise prices                                    2001
----------------------------------------------------------------------------------------------------------------------
65.7 - 76.8p                                          14,813,365      8.2 yrs        74.2p     4,028,801       72.1 p
81.5 - 82.5p                                           2,175,831      9.6 yrs        81.7p             -            -
84.6 - 99.9p                                           3,122,542      3.5 yrs        90.2p     3,122,542        90.2p
102.0 - 109.1p                                        34,373,272      9.2 yrs       103.7p       828,028       108.7p
114.0 - 125.9p                                        12,605,878      8.1 yrs       119.8p     1,635,814       124.6p
130.4 - 142.9p                                         2,899,478      3.1 yrs       139.7p     2,899,478       139.7p
156.6 - 170.0p                                         1,601,198      8.2 yrs       165.8p       172,307       159.8p
202.4 - 235.0p                                        24,794,408      8.5 yrs       228.9p     3,675,233       226.0p
237.3 - 249.4p                                           543,216      8.1 yrs       239.7p        79,086       244.7p
274.3 - 276.5p                                           381,810      8.4 yrs       276.3p        19,978       275.3p
289.0 - 294.8p                                           388,839      7.8 yrs       291.2p       116,388       291.3p
----------------------------------------------------------------------------------------------------------------------
65.7 - 294.8p                                         97,699,837      8.3 yrs       136.4p    16,577,655       132.0p
----------------------------------------------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements

Fixed share option compensation plans

The Company also operates the Sharesave Scheme, a fixed share option compensation scheme. Under this plan, the Company grants options to employees to purchase ordinary shares at up to a 20% discount to market price. These options can be exercised only with funds saved by employees over time in a qualified savings account. The options are exercisable between 37 and 66 months after commencement of the savings contracts.

A summary of the status of the Company's fixed share option compensation scheme as of December 31, 2001, 2000, and 1999 and the changes during the years ended on those dates are presented below:

                                                            2001                       2000                      1999
                                                        Weighted                   Weighted                  Weighted
                                                         average                    average                   average
                                             Number     exercise       Number      exercise       Number     exercise
                                          of shares        price    of shares         price    of shares        price

----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year         26,635,135        91.1p   11,679,289        116.9p    9,460,336        84.7p
Adjustments during the year                       -            -      654,868        126.2p      469,470        67.9p
Granted                                   9,205,135        60.3p   17,946,934         88.3p    2,775,602       236.5p
Exercised                               (4,380,809)        57.3p    (876,216)         98.1p     (30,719)        88.8p
Forfeited                               (9,940,127)       100.4p  (2,769,740)        187.6p    (995,400)        88.2p

----------------------------------------------------------------------------------------------------------------------
Outstanding at end of year               21,519,334        80.5p   26,635,135         91.1p   11,679,289       116.9p
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Options exercisable at year end              72,926        98.0p    4,443,443         57.1p            -            -
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Weighted average fair value of
   options granted during the year            33.3p                     39.1p                     153.4p
----------------------------------------------------------------------------------------------------------------------

The adjustments during 2000 arose as a result of the transfer in of former Flextech outstanding options (1999-compensating option holders for the dilutive effect of the rights issue in that year).

Share options are forfeited due to employees leaving the Group before their share options become exercisable.

The following table summarizes information about the Company's fixed share options outstanding at December 31, 2001.

                                                                                                              Options
                                                                                                          outstanding
----------------------------------------------------------------------------------------------------------------------
                                                                                                  Number     Weighted
                                                                                             outstanding      average
                                                                                                      at    remaining
                                                                                                December  contractual
                                                                                                     31,         life
Range of exercise prices                                                                            2001
----------------------------------------------------------------------------------------------------------------------
53.6 - 88.3p                                                                                  19,178,335      3.0 yrs
103.9 - 115.9p                                                                                 1,875,842      0.6 yrs
128.6 - 161.9p                                                                                    76,965      1.1 yrs
191.0 - 236.5p                                                                                   388,192      1.6 yrs
----------------------------------------------------------------------------------------------------------------------
53.6 - 236.5p                                                                                 21,519,334      2.8 yrs
----------------------------------------------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements

Telewest Restricted Share Scheme ("RSS")

The Company operates the RSS in conjunction with an employment trust, the Telewest 1994 Employees' Share Ownership Plan Trust (the "Telewest ESOP"), which has been designed to provide incentives to executives of the Company. Under the RSS, executives may be granted awards over ordinary shares of the Company based on a percentage of salary. The awards are made for no consideration. The awards generally vest three years after the date of the award and are exercisable for up to seven years after the date when they vest. Awards granted under the RSS may be made over a maximum of 4.0 million ordinary shares of the Company.

The compensation charge related to each award is based on the share price of the ordinary shares on the date the award was made.

A summary of the status of the RSS at December 31, 2001, 2000 and 1999 and the changes during the years ended on those dates are presented below:

                                                                                      2001          2000         1999
                                                                                    Number        Number       Number
                                                                                 of shares     of shares    of shares

----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                                                   358,316       576,333      416,186
Adjustments during the year                                                              -             -       21,612
Granted                                                                            248,595             -      447,532
Exercised                                                                         (76,056)     (131,394)    (122,157)
Forfeited                                                                                -      (86,623)    (186,840)

----------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                                                         530,855       358,316      576,333
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Awards exercisable at year end                                                      38,338        86,989       33,283
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Weighted average fair value of awards granted during the year                  (pound)1.10             -  (pound)2.18
----------------------------------------------------------------------------------------------------------------------

The adjustments in 1999 compensated award holders for the dilutive effect of the rights issue in that year.

Share options are forfeited due to employees leaving the Group before their share options become exercisable.

At December 31, 2001, the 530,855 awards outstanding and the 38,338 awards exercisable have weighted average remaining contractual lives of 8.4 years and
5.4 years respectively.

Notes to the Consolidated Financial Statements

Long Term Incentive Plan ("LTIP")

The LTIP provides for share awards to executive directors and senior executives. Under the LTIP, an executive will be awarded the provisional right to receive, for no payment, a number of Telewest shares with a value equating to a percentage of base salary. The shares will not vest unless certain performance criteria, based on total shareholder return assessed over a three-year period are met. The percentage of salary will be determined by the Remuneration Committee and will be up to 100% of base salary for executive directors.

A summary of the status of the Company's LTIP at December 31, 2001, 2000 and 1999 and the changes during the years ended on those dates are presented below:

                                                                                      2001          2000         1999
                                                                                    Number        Number       Number
                                                                                 of shares     of shares    of shares

----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                                                 2,714,552     4,005,075    3,796,733
Adjustments during the year                                                              -             -      188,468
Granted                                                                            910,730       816,175      196,139
Exercised                                                                      (1,220,362)   (1,152,826)            -
Forfeited                                                                        (838,413)     (953,872)    (176,265)

----------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                                                       1,566,507     2,714,552    4,005,075
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Awards exercisable at year end                                                     265,939     1,058,542            -
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Weighted average fair value of awards granted during the year                  (pound)1.09   (pound)0.24  (pound)1.93
----------------------------------------------------------------------------------------------------------------------

The adjustments in 1999 compensated award holders for the dilutive effect of the rights issue in that year.

Share options are forfeited due to employees leaving the Group before their share options become exercisable or due to performance criteria not being met.

At December 31, 2001, the 1,566,507 awards outstanding and the 265,939 awards exercisable have weighted average remaining contractual lives of 2.5 years and
1.1 years respectively.

Deferred compensation cost relating to the LTIP is (pound)189,000.

Notes to the Consolidated Financial Statements

Equity Participation Plan ("EPP")

The Remuneration Committee has provided that, under the EPP, an employee with two years service or at manager level or above, can use up to 100% of the pre-tax or post-tax Short Term Incentive Plan ("STIP") bonus payable to the employee to acquire Telewest shares ("bonus shares"). The employee must deposit the bonus shares with the Trustee of the existing Telewest ESOP. In return, the employee is provisionally allocated for no payment a matching number of Telewest shares. Provided the bonus shares are retained for three years and the employee remains employed by the Company for three years, the bonus and matching shares would thereafter be released to the employee.

A summary of the status of the Company's EPP at December 31, 2001, 2000 and 1999 and the changes during the years ended on those dates are presented below:

                                                                                        2001         2000         1999
                                                                                      Number       Number       Number
                                                                                   of shares    of shares    of shares

-----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                                                   1,193,839    1,074,150      676,504
Adjustments during the year                                                                -            -       57,664
Granted                                                                                    -      267,524      495,964
Exercised                                                                          (579,430)    (130,576)     (67,336)
Forfeited                                                                           (42,356)     (17,259)     (88,646)

-----------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                                                           572,053    1,193,839    1,074,150
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Awards exercisable at year end                                                        26,443      288,253      312,718
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Weighted average fair value of awards granted during the year                              -  (pound)2.49  (pound)1.83
-----------------------------------------------------------------------------------------------------------------------

The adjustments in 1999 compensated award holders for the dilutive effect of the rights issue in that year.

Share options are forfeited due to employees leaving the Group before their share options become exercisable.

At December 31, 2001, the 572,053 awards outstanding and 26,443 awards exercisable have weighted average remaining contractual lives of 4.5 years and
3.3 years respectively.

Deferred compensation cost relating to the EPP is (pound)419,000.

19       Accumulated other comprehensive income

                                                                                             Gains/(losses) on mark to
                                                                                             market of cashflow hedges
----------------------------------------------------- ---------------------------------- ------------------------------
Balance at January 1, 2001                                                                                           -
Cumulative effect of accounting change                                                                            (16)
Amounts reclassified into earnings                                                                                 (5)
Current period (decrease)/increase in fair value                                                                    57
----------------------------------------------------- ---------------------------------- ------------------------------
Balance at December 31, 2001                                                                                        36
===================================================== ================================== ==============================

Notes to the Consolidated Financial Statements

20   Commitments and contingencies

Restricted cash

At December 31,2001, the Group has cash restricted as to use of (pound)20 million. Of this amount, (pound)12 million provides security for leasing obligations and (pound)8 million guarantees a temporary overdraft of TV Travel Group Limited, an affiliate.

Other commitments

Under the terms of the investment agreement relating to the Group's investment in Imagine Broadband, the Group committed to spend (pound)17 million on Imagine Broadband services on or before June 30, 2003. At the year end the unspent balance of this commitment was (pound)4 million.

The amount of capital expenditure authorized by the Group for which no provision has been made in the consolidated financial statements is as follows:

                                                                                                     2001         2000
---------------------------------------------------------------------------------- ----------------------- ------------
                                                                                                 (pound)m     (pound)m
Contracted                                                                                             28           43
---------------------------------------------------------------------------------- ----------------------- ------------

In addition the Group has contracted to buy (pound)14 million of programming rights for which the license period has not yet started.

Also at December 31, 2001 the Group is committed to providing funding to its affiliates as follows:

Company                                                                                                 Committed cash
                                                                                                              (pound)m
Blueyonder Workwise                                                                                                  3
iSee Ventures                                                                                                        1
Vis iTV                                                                                                              1
------------------------------------------------------------ ----------------------------------------------------------
                                                                                                                     5
------------------------------------------------------------ ----------------------------------------------------------

Capital and operating leases

The Group leases a number of assets under arrangements accounted for as capital leases, as follows:

                                                                               Acquisition   Accumulated     Net book
                                                                                     costs  depreciation        value
                                                                                  (pound)m      (pound)m     (pound)m

----------------------------------------------------------------------------------------------------------------------
At December 31, 2001
Electronic equipment                                                                   290         (187)          103
Other equipment                                                                        109          (43)           66
At December 31, 2000
Electronic equipment                                                                   268         (161)          107
Other equipment                                                                        104          (36)           68
----------------------------------------------------------------------------------------------------------------------

Depreciation charged on these assets was (pound)45 million and (pound)64 million for the years ended December 31, 2001 and 2000 respectively.

The Group leases business offices and uses certain equipment under lease arrangements accounted for as operating leases. Minimum rental expense under such arrangements amounted to (pound)19 million, (pound)17 million and (pound)7 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Notes to the Consolidated Financial Statements

Capital and operating leases (continued)

Future minimum lease payments under capital and operating leases are summarized as follows as of December 31, 2001:

                                                                                               Capital      Operating
                                                                                                leases         leases
                                                                                              (pound)m       (pound)m

----------------------------------------------------------------------------------------------------------------------
2002                                                                                                63             24
2003                                                                                                55             24
2004                                                                                                47             18
2005                                                                                                43             13
2006                                                                                                33             12
2007 and thereafter                                                                                 51             96
----------------------------------------------------------------------------------------------------------------------
                                                                                                   292
Imputed interest                                                                                  (54)

----------------------------------------------------------------------------------------------------------------------
                                                                                                   238
----------------------------------------------------------------------------------------------------------------------

It is expected that, in the normal course of business, expiring leases will be renewed or replaced.

The Group leases capacity on its network to other telecommunications companies.
These leases are accounted for as operating leases and revenues received are recognized over the life of the leases as follows:
                                                                                                              (pound)m
-------------------------------------------------------------------------------------------------------- --------------
2002                                                                                                                 4
2003                                                                                                                 5
2004                                                                                                                 4
2005                                                                                                                 4
2006                                                                                                                 2
2007 and thereafter                                                                                                 15
-------------------------------------------------------------------------------------------------------- --------------

The assets held under these leases are accounted for as follows:

                                                Acquisition costs            Accumulated depreciation              NBV
                                                         (pound)m                            (pound)m         (pound)m
------------------------------- ---------------------------------- ----------------------------------- ----------------
At December 31, 2001
Cable and ducting                                              45                                 (3)               42
At December 31, 2000
Cable and ducting                                              18                                 (1)               17
------------------------------- ---------------------------------- ----------------------------------- ----------------

Depreciation charged on these assets was (pound)2 million and (pound)1 million for the years ended December 31, 2001 and 2000 respectively.

Contingent liabilities

The Group has provided performance bonds in respect of its national licence and to local authorities up to a maximum amount of (pound)7 million (2000: (pound)7 million).

HM Customs and Excise have raised an assessment against the Group for (pound)8 million. Independent legal counsel has advised that the assessment is likely to be set aside on appeal. Accordingly no provision has been made in these accounts.

The Group is a party to various other legal proceedings in the ordinary course of business which it does not believe will result, in aggregate, in a material adverse effect on its financial condition or results of operations.

Notes to the Consolidated Financial Statements

21  Related Party Transactions

Identity of relevant related parties

Liberty Media, Inc ("Liberty"), Microsoft and MediaOne International ("MediaOne") are related parties of the Group, in that they control or controlled, directly or indirectly, more than 20% of the voting rights of the Company in 2001, 2000 and 1999.

Cable London up to its acquisition on November 23, 1999, was a related party of the Group by virtue of its status as an associated company.

Flextech up to its acquisition on April 19, 2000 was a related party of the Group as Liberty owned more than 20% of the voting rights of Flextech.

UKTV and TV Travel Group Limited ("TVT") became related parties of the Group with the Flextech acquisition as the Group owns 50% and 37.95% of the voting rights respectively.

During the year Screenshop Limited ("Screenshop") became a related party when the Group sold its shareholding in Screenshop to sit-up Limited in return for a 36.36% shareholding in sit-up Limited.

Nature of transactions

The Group had a (pound)10 million loan facility with Liberty. Interest charged on this loan was (pound)nil (2000:(pound)1 million). The balance due to Liberty at December 31, 2000 was (pound)17 million including accrued interest and was repaid during the year.

Additionally, the Group purchases software and consultancy services from Microsoft, on normal commercial terms. Purchases in the year ended December 31, 2001 amounted to (pound)2 million (2000: (pound)2 million). The balance outstanding in respect of these purchases was (pound)nil at December 31, 2001 and 2000.

The Group, in the normal course of providing cable television services, purchases certain of its programming from Flextech. Such programming is purchased on commercially-available terms. Total purchases in the period to acquisition in 2000 and in the year ended December 31, 1999 amounted to (pound)4 million and (pound)9 million respectively.

The Group made loans to Cable London prior to its acquisition in November 1999. Interest charged on these loans in the year ended December 31, 1999 was (pound)3 million.

The Group has charged management fees to UKTV of (pound)nil (2000: (pound)3 million). In addition the Group has recharged overheads and costs incurred on their behalf to UKTV, TVT and Screenshop of (pound)8 million, (pound)3 million and (pound)1 million (2000: (pound)7 million, (pound)10 million and (pound)nil) respectively. The Group has also made a loan to UKTV. Interest charged on this loan was (pound)12 million (2000: (pound)15 million). Amounts due from UKTV, TVT and Screenshop at December 31, 2001 were (pound)217 million, (pound)28 million and (pound)nil respectively (2000: (pound)229 million, (pound)31 million and (pound)nil respectively).

In the normal course of its business the Group purchases programming from UKTV. Purchases in the year ended December 31, 2001 were(pound)5 million (2000:(pound)4 million, 1999:(pound)2 million). The balance due to UKTV at December 31, 2001 was(pound)2 million (2000:(pound)nil).

Notes to the Consolidated Financial Statements

22  Quarterly Financial Information (unaudited)

                                                                                    2001
                                                       Total         Fourth        Third          Second       First
                                                                   quarter*      quarter         quarter     quarter
                                                    (pound)m       (pound)m     (pound)m        (pound)m    (pound)m

---------------------------------------------------------------------------------------------------------------------
Revenue                                                1,254            329          312             315         298
Operating loss                                       (1,121)          (844)         (83)            (87)       (107)
Finance expenses, net                                  (457)          (131)        (104)            (95)       (127)
Net loss after extraordinary
item                                                 (1,741)        (1,122)        (192)           (185)       (242)
Basic and diluted loss per ordinary
share after extraordinary item                         (60p)          (38p)         (7p)            (6p)        (9p)
---------------------------------------------------------------------------------------------------------------------

* In the fourth quarter the Group recorded a goodwill impairment charge of (pound)766 million and wrote down the value of its investments in affiliates by (pound)202 million.


                                                                                    2000
                                                       Total         Fourth        Third          Second       First
                                                                    quarter      quarter         quarter     quarter
                                                    (pound)m       (pound)m     (pound)m        (pound)m    (pound)m

---------------------------------------------------------------------------------------------------------------------

Revenue                                                1,069            289          280             264         236
Operating loss                                         (359)          (147)         (75)            (61)        (76)
Finance expenses, net                                  (385)           (67)        (105)           (101)       (112)
Net loss after extraordinary item                      (755)          (226)        (178)           (163)       (188)
Basic and diluted loss per ordinary
share after extraordinary item                         (28p)           (8p)         (6p)            (6p)        (8p)

Finance expenses include foreign exchange gains and losses on the retranslation or valuation of non-sterling denominated financial instruments using period end exchange rates and market valuations.

Notes to the Consolidated Financial Statements

23       Segmental information

The Group applies SFAS 131, Disclosures about Segments of an Enterprise and Related Information. SFAS 131 establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Group's chief operating decision-making group is the Board of Directors. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and services in different markets. The Group operates in two main segments: Cable and Content. The Cable segment of our business can be subdivided, for revenue purposes only, between four product ranges: Cable Television, Consumer Telephony, Internet and other, and Business Services. The Internet and Other unit comprises internet sales and sales of cable publications. The Content segment provides entertainment content, interactive and transactional services to the UK pay-TV and internet markets.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Group has changed the structure of its segmental analysis and certain corresponding information from the previous years has been restated to reflect the change in structure.

Notes to the Consolidated Financial Statements

The following tables present summarized financial information relating to the reportable segments for each of the three years ended December 31, 2001:

                                                                                 Note 2
                                                                                   2001       2001              2000         1999
                                                                                     $m   (pound)m          (pound)m     (pound)m
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
CABLE
Cable television                                                                    478        329               279          258
Consumer telephony                                                                  710        488               445          334
Internet and other                                                                   58         40                16           17
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
Total Consumer Division                                                           1,246        857               740          609
Business Services Division                                                          390        268               248          177
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
Third party revenue                                                               1,636      1,125               988          786
Operating costs and expenses                                                    (1,196)      (822)             (757)        (597)
Depreciation                                                                      (658)      (453)             (392)        (305)
Amortization of goodwill                                                          (119)       (82)              (86)         (62)
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
Operating loss                                                                    (337)      (232)             (247)        (178)
============================================================================= ========== ========== ================= ============
Share of net loss of affiliates                                                     (7)        (5)               (6)          (6)
Additions to property and equipment                                                 944        649               587          500
Investment in affiliates                                                              3          2                 3            4
Total assets                                                                      7,407      5,093             5,146        4,568

CONTENT
Content division                                                                    208        143                88            -
Inter-segmental1                                                                   (20)       (14)               (7)            -
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
Third party revenue                                                                 188        129                81            -
Operating costs and expenses                                                      (196)      (135)             (101)            -
Depreciation                                                                       (24)       (16)              (31)            -
Amortization of goodwill2                                                       (1,261)      (867)              (61)            -
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
Operating loss                                                                  (1,293)      (889)             (112)            -
============================================================================= ========== ========== ================= ============
Share of net loss of affiliates and impairment                                    (307)      (211)               (9)            -
Additions to property and equipment                                                   6          4                 8            -
Investment in affiliates                                                            792        545               781            -
Total assets                                                                      1,802      1,239             2,178            -

TOTAL
Cable television                                                                    478        329               279          258
Consumer telephony                                                                  710        488               445          334
Internet and other                                                                   58         40                16           17
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
Total Consumer Division                                                           1,246        857               740          609
Business Services Division                                                          390        268               248          177
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
Total Cable Division                                                              1,636      1,125               988          786
Content division                                                                    208        143                88            -
Inter-segmental1                                                                   (20)       (14)               (7)            -
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
Total revenue                                                                     1,824      1,254             1,069          786
Operating costs and expenses                                                    (1,392)      (957)             (858)        (597)
Depreciation                                                                      (682)      (469)             (423)        (305)
Amortization of goodwill2                                                       (1,380)      (949)             (147)         (62)
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
Operating loss                                                                  (1,630)    (1,121)             (359)        (178)
Other expense2                                                                    (981)      (675)             (402)        (343)
Income tax benefit                                                                  102         70                 6            -
----------------------------------------------------------------------------- ---------- ---------- ----------------- ------------
Net loss before extraordinary loss                                              (2,509)    (1,726)             (755)        (521)
============================================================================= ========== ========== ================= ============
Share of net loss of affiliates and impairment                                    (314)      (216)              (15)          (6)
Additions to property and equipment                                                 950        653               595          500
Investment in affiliates                                                            795        547               784            4
Total assets                                                                      9,209      6,332             7,324        4,568

1 Inter-segmental revenues are revenues from sales in our Content Division which are costs in our Cable Division and are eliminated on consolidation.
2 In the fourth quarter of 2001, the Group recorded a goodwill impairment charge of (pound)766 million and wrote down the value of its investments in affiliates by (pound)202 million.

Supplementary Financial Information - Five Year Summary (years ended December 31, 2001, 2000, 1999, 1998, 1997)

                                                            Group
                                                             2001        2000(3)       1999(2)      1998(1)       1997
                                                         (pound)m      (pound)m       (pound)m     (pound)m   (pound)m
----------------------------------------------------- ------------ ------------- -------------- ------------ ----------
BALANCE SHEET DATA
Property and equipment (net)                                3,473         3,289          2,818        2,457      1,706
Total assets                                                6,332         7,324          4,568        3,978      2,413
Investment in affiliates                                      547           784              4           27         60
Total debt and capital leases4                              5,135         4,499          3,268        2,626      1,449
Equity                                                        451         2,145            953        1,041        739

STATEMENT OF OPERATIONS DATA
Cable television                                              329           279            258          202        160
Consumer telephony                                            488           445            334          233        167
Internet and other                                             40            16             17           20         16
Business Services Division                                    268           248            177           84         44
Content Division                                              129            81              -            -          -
----------------------------------------------------- ------------ ------------- -------------- ------------ ----------
TOTAL REVENUE                                               1,254         1,069            786          539        387
----------------------------------------------------- ------------ ------------- -------------- ------------ ----------

OPERATING COSTS AND EXPENSES
Consumer programming expenses                               (142)         (132)          (132)        (103)       (93)
Business and consumer telephony expenses                    (235)         (235)          (158)         (82)       (50)
Content expenses                                             (83)          (46)              -            -          -
Selling, general and administrative                         (497)         (445)          (307)        (208)      (194)
Depreciation                                                (469)         (423)          (305)        (224)      (177)
Amortization5                                               (949)         (147)           (62)         (36)       (27)
----------------------------------------------------- ------------ ------------- -------------- ------------ ----------
OPERATING LOSS                                            (1,121)         (359)          (178)        (114)      (154)
----------------------------------------------------- ------------ ------------- -------------- ------------ ----------
Share of net loss of affiliates5                            (216)          (15)            (6)         (19)       (22)
Financial expenses, net                                     (457)         (385)          (335)        (201)      (156)
Extraordinary loss                                           (15)             -           (20)            -          -
Net loss                                                  (1,741)         (755)          (541)        (333)      (332)
Basic and diluted loss per ordinary share
   Before extraordinary loss                                (59p)         (28p)          (24p)        (23p)      (32p)
   Extraordinary loss                                        (1p)             -           (1p)            -          -
   Net loss                                                 (60p)         (28p)          (25p)        (23p)      (32p)

1 Includes results of General Cable and Birmingham Cable beginning September 1, 1998 (the date they were acquired by the Company)
2 Includes results of Cable London beginning November 23, 1999 (the date it was acquired by the Company)
3 Includes results of Flextech from April 19, 2000 and Eurobell from November 1, 2000 (the dates they were acquired by the Company)
4 See note 15 (Debt) and note 20 (Commitments and contingencies) to the US GAAP Consolidated Financial Statements
5 In the fourth quarter of 2001 the Group recorded a goodwill impairment charge of (pound)766 million and wrote down the value of its investments in affiliates by (pound)202 million.

                                  Exhibit Index

1.1 Memorandum of Association of the Company. (Incorporated by reference to the Company's Registration Statement on Form 8-B, filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

1.2        Amended and Restated Articles of Association of the Company.
           (Incorporated by reference to the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)

2.1 Senior Debenture Indenture, dated as of October 3, 1995, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company's 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

2.2 Senior Discount Debenture Indenture, dated as of October 3, 1995, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company's 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

2.3        Form of Senior Debenture (included in Exhibit 2.1).

2.4        Form of Senior Discount Debenture (included in Exhibit 2.2).

2.5 Deposit Agreement, dated as of October 3, 1995, between the Company and The Bank of New York, as Book-Entry Depositary. (Incorporated by reference to the Company's 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

2.6 Indenture, dated as of November 9, 1998, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

2.7        Form of Senior Note (included in Exhibit 2.6).

2.8 Deposit Agreement between the Company and The Bank of New York, as Book-Entry Depositary, dated as of November 9, 1998. (Incorporated by reference to the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

2.9 Registration Rights Agreement, dated November 9, 1998, among the Company, Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated and TD Securities (USA) Inc. (Incorporated by reference to the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

2.10 Indenture, dated as of February 19, 1999, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

2.11       Form of Senior Convertible Note (included in Exhibit 2.10).

2.12 Deposit and Custody Agreement among the Company, Citibank (Channel Islands) Limited, as Book-Entry Depositary, Citibank, N.A., Brussels Branch, as Note Custodian, and The Bank of New York, as Trustee, dated February 19, 1999. (Incorporated by reference to the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

2.13 Indenture, dated as of April 15, 1999, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company's Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)

2.14       Form of Senior Discount Note (included in Exhibit 2.13).

2.15 Dollar Deposit Agreement between the Company and The Bank of New York, as Book-Entry Depositary, dated as of April 15, 1999. (Incorporated by reference to the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 13, 2000 (Registration No. 333-11630).)

2.16 Sterling Deposit Agreement among the Company, The Bank of New York Trust Company (Cayman) Ltd., as Book-Entry Depositary, and The Bank of New York, as Note Custodian, dated as of April 15, 1999. (Incorporated by reference to the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 13, 2000 (Registration No. 333-11630).)

2.17 Registration Rights Agreement, dated April 15, 1999, among the Company, Donaldson, Lufkin & Jenrette International, CIBC Wood Gundy plc, Chase Manhattan International Limited and Salomon Brothers International Limited. (Incorporated by reference to the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 13, 2000 (Registration No. 333-11630).)

2.18 Loan Agreement by and among Telewest Communications Networks Limited and certain of the Company's subsidiaries and associated partnerships, as borrower, The Bank of New York, CIBC World Markets plc, Chase Manhattan plc and Toronto-Dominion Bank Europe, Limited, as lead arrangers, the banks and financial institutions listed therein and CIBC Markets World Markets plc as agent and security trustee, dated as of May 17, 1999. (Incorporated by reference to the Company's Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)

2.19 Indenture, dated January 25, 2000, between the Company and The Bank of New York, as Trustee. (1)

2.20       Form of Senior Discount Note (included in Exhibit 2.19).

2.21       Form of Senior Note (included in Exhibit 2.19).

2.22 Dollar Deposit Agreement, dated as of January 25, 2000, among the Company, The Bank of New York, as book-entry depositary, The Bank of New York, as trustee, and the holders and beneficial owners of certificateless depositary interests. (Incorporated by reference to the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on September 1, 2000 (Registration No. 333-12462).)

2.23 Sterling Deposit Agreement, dated as of January 25, 2000, among the Company, The Bank of New York Trust Company (Cayman) Limited, as book-entry depositary, The Bank of New York, as note custodian, The Bank of New York, as Trustee, and the holders and beneficial owners of certificated depositary interests. (Incorporated by reference to the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on September 1, 2000 (Registration No. 333-12462).)

2.24 Registration Rights Agreement, dated January 25, 2000, among the Company, Donaldson, Lufkin & Jenrette International, Bank of America International Limited, Deutsche Bank AG London and Salomon Brothers International Limited. (Incorporated by reference to the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on September 1, 2000 (Registration No. 333-12462).)

2.25 Indenture, dated July 7, 2000, among the Company, Telewest Finance (Jersey) Limited and The Bank of New York, as Trustee. (1)

2.26       Form of Senior Convertible Note (included in Exhibit 2.25).

2.27 Loan Agreement, dated March 16, 2001, for Credit Facilities of(pound)2,000,000,000 together with an Institutional Facility of up to(pound)250,000,000, among Telewest Communications Networks Limited and the parties named therein. (Incorporated by reference to the Company's Current Report on Form 6-K filed with the Securities and Exchange Commission on May 24, 2002.)

                   Note: No long-term debt instrument issued by the Company (other than as set forth above) exceeds 10% of the consolidated total assets of the Company and its subsidiaries. In accordance with paragraph (b)4(iii) of Item 601 of Regulation S-K, the Company will furnish to the SEC upon request copies of long-term instruments and related agreements.

2.28 Letter Amendment, dated January 2, 2002, from CIBC World Markets to Telewest Communications Networks Limited amending the Loan Agreement referred to in Exhibit 2.27. (Incorporated by reference to the Company's Current Report on Form 6-K filed with the Securities and Exchange Commission on May 24, 2002.)

2.29 5.00% Acccreting Convertible Note due 2003 in the initial principal amount of(pound)220,000,000 issued on November 1, 2000 to Deutsche Telekom AG. (1)

2.30 5.00% Accreting Convertible Note due 2003 in the initial principal amount of(pound)30,000,000 issued on January 15, 2001 to Deutsche Telekom AG. (1)

2.31 5.00% Accreting Convertible Note due 2003 in the initial principal amount of(pound)3,500,000 issued on April 2, 2001 to Deutsche Telekom AG. (1)

4.1 Relationship Agreement, dated as of November 22, 1994, by and among Old Telewest, certain subsidiaries of TCI, and certain subsidiaries of MediaOne as superseded by Exhibit 10.55. (Incorporated by reference to Old Telewest's 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.2 Registration Rights Agreement, dated October 3, 1995, among the Company, the TINTA Affiliate, the MediaOne Affiliates, the SBC Affiliates and the Cox Affiliate. (Incorporated by reference to the Company's 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

4.3 Tax Deed, dated November 22, 1994, between TCI International Holdings, Inc., U S WEST Holdings and Old Telewest. (Incorporated by reference to Old Telewest's 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.4 Trademark License Agreement, effective as of November 22, 1994, between Old Telewest and U S WEST. (Incorporated by reference to Old

           Telewest's 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.5 Tradename Agreement, effective as of November 22, 1994, between Old Telewest, TCI and TCI/U S WEST Cable Communications Group ("TUCCI"). (Incorporated by reference to Old Telewest's 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.6 Tax Deed, dated October 3, 1995, among the Company, the SBC Affiliates and the Cox Affiliate. (Incorporated by reference to the Company's 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

4.7 Agreement, dated December 4, 1987, between United Cable Television Corporation on behalf of itself and United Artists Communications, Inc. and Trans-Global (UK) Limited. (Incorporated by reference to Old Telewest's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 29, 1994, as amended (Registration No. 33-78398).)

4.8 Agreement to License and Provide Consulting Services, effective as of November 22, 1994, between Old Telewest and TCI. (Incorporated by reference to Old Telewest's 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.9 Form of BT Interconnect Agreement, a copy of which was executed by BT and various of the Company's affiliated entities. (Incorporated by reference to the Company's 1997 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1997.)

4.10 Interconnection Agreement, dated July 15, 1994, between Mercury Communications Limited ( "Mercury ") and United Artists Communications (Scotland) Limited. (Incorporated by reference to Old Telewest's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 29, 1994, as amended (Registration No. 33-78398).) (2)

4.11 Mercury Marketing and Operations Agreement, dated August 10, 1993, between Telewest CGL and Mercury. (Incorporated by reference to Old Telewest's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 29, 1994, as amended (Registration No. 33-78398).) (2)

4.12 Letter Agreement, dated August 23, 1995, between SBCC and Mercury. (Incorporated by reference to the Company's Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.) (3)

4.13 General Purchasing Agreement, dated March 1, 1993, among Telewest CGL, various entities related to Telewest CGL, and Northern Telecom Europe Limited (the "General Purchasing Agreement"). (Incorporated by reference to Amendment No. 1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Securities and Exchange Commission on June 19, 1998.) (2)

4.14 Purchase Agreement, dated August 27, 1993, between Southwestern Bell International Holdings and GPT Limited. (Incorporated by reference to the Company's Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.15 The Old Telewest Restricted Share Scheme. (Incorporated by reference to Old Telewest's 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.16 The Telewest 1995 Restricted Share Scheme. (Incorporated by reference to the Company's Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.17 The Old Telewest Sharesave Scheme. (Incorporated by reference to Old Telewest's 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.18 The Telewest 1995 Sharesave Scheme. (Incorporated by reference to the Company's Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.19 The Old Telewest Executive Share Option Scheme No. 1. (Incorporated by reference to Old Telewest's 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.20 The Telewest 1995 Executive Share Option Scheme No. 1. (Incorporated by reference to the Company's Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.21 The Old Telewest Executive Share Option Scheme No. 2. (Incorporated by reference to Old Telewest's 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.22 The Telewest 1995 Executive Share Option Scheme No. 2. (Incorporated by reference to the Company's Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.23 The Old Telewest Share Participation Scheme. (Incorporated by reference to Old Telewest's 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.24 The Telewest 1995 Share Participation Scheme. (Incorporated by reference to the Company's Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.25 Amended and Restated Deposit Agreement, dated as of November 30, 1994 (as amended as of October 2, 1995), among the Company, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued thereunder. (Incorporated by reference to the Company's 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

4.26       Form of American Depositary Receipt (included in Exhibit 4.25).

4.27 Amendments number 1 through 9 to the General Purchasing Agreement referred to in Exhibit 4.13. (Incorporated by reference to Amendment No. 1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Securities and Exchange Commission on June 19, 1998.) (3)

4.28 Employment Agreement, dated August 7, 1997, between Charles Burdick and Telewest CGL (Incorporated by reference to Telewest's Annual Report on Form 10-K for the period ended December 31, 1997 filed with the Securities and Exchange Commission on March 31, 1998.)

4.29 Amended and Restated Relationship Agreement, dated as of June 26, 1998, by and among the Company, the MediaOne Affiliates, TINTA, the TINTA Affiliate, Cox, the Cox Affiliate, SBC International, Inc. and the SBC Affiliate. (Incorporated by reference to the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

4.30 Form of Amendment No. 1 to the Registration Rights Agreement by and among the Company, the Liberty Media Affiliate, the MediaOne Affiliates, the SBC Affiliate, Southwestern Bell International Holdings (UK-2) Corporation, the Cox Affiliate, GUHL and Vivendi. (Incorporated by reference to the Company's Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on June 29, 1998 (Registration No. 33-50201).)

4.31 Employment Agreement, dated September 21, 1998, between Anthony Illsley (former chief executive officer of the Company) and the Company, as amended on January 17, 2000. (Incorporated by reference to the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)

4.32 Amended and Restated Relationship Agreement, dated as of May 21, 1999, by and among the Company, the MediaOne Affiliates, Liberty Media International and the Liberty Media International Affiliate. (Incorporated by reference to the Company's 1998 Annual Report on Form 20-F as filed with the Securities and Exchange Commission on June 30, 1999.)

4.33 Form of draft Amended and Restated Relationship Agreement, by and among the Company, Microsoft, the MediaOne Affiliates and the Liberty Media Affiliate. (Incorporated by reference to the Company's Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)

4.34 Form of Amendment No. 2 to the Registration Rights Agreement, by and among the Company, Microsoft, The MediaOne Affiliates and the Liberty Media Affiliate. (Incorporated by reference to the Company's Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)

4.35 Agreement Relating to the Merger of Flextech and the Company, dated December 16, 1999, between the Company and Flextech. (Incorporated by reference to the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)

4.36 Employment Agreement, dated December 1, 1999, between Anthony W.P. Stenham and the Company. (Incorporated by reference to the Company's Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)

4.37 Form of Service Agreement between Mark Luiz and Flextech plc, as amended. (1)

4.38       Form of Service Agreement between Adam Singer and Flextech plc. (1)

4.39 Employment Agreement, dated October 21, 1998, between Stephen Cook and the Company. (1)

4.40       Form of the Telewest 2000 All Employee Share Scheme. (1)

4.41 Amendment Agreement Relating to the Revised New Relationship Agreement, dated as of May 18, 2001, between Microsoft, Liberty Media International, Inc., Liberty UK Holdings, Inc., Liberty UK, Inc. and the Company (Incorporated by reference to Amendment No. 3 to Statement on Schedule 13-D of Liberty Media filed with the Securities and Exchange Commission on November 23, 2001.)

4.42 Appointment as Non-Executive Chairman of the Board of Directors of the Company, effective from December 1, 1999, as amended, between Anthony W.P. Stenham and the Company. (1)

4.43       Telewest Long Term Incentive Plan. (1)

4.44       Telewest Equity Participation Plan. (1)

4.45 Amendment to Service Agreement, dated October 14, 1998, between Charles Burdick and the Company. (1)

7          Computation of deficiency of earnings to fixed charges.  (1)

8          List of Subsidiaries of the Company. (1)

-----------------

(1)   Filed herewith.

(2) Portions of this agreement have been accorded confidential treatment by the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.

(3) Portions of this agreement have been accorded confidential treatment by the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.