Form 20-F
period 2002-12-31
TELEWEST COMMUNICATIONS PLC /NEW/
filed 2003-06-30
CIK 949606

As filed with the Securities and Exchange Commission on June 30, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File Number: 0-26840

Telewest Communications plc

(Exact Name of Registrant as Specified in Its Charter)

England and Wales

(Jurisdiction of Incorporation or Organization)

Export House, Cawsey Way, Woking, Surrey, GU21 6QX, United Kingdom

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class

Ordinary Shares of 10 pence each

American Depositary Shares, each representing

200 Ordinary Shares of 10 pence each,

evidenced by American Depositary Receipts

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

2,873,623,318 Ordinary Shares of 10 pence each

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

Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

i

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

BASIS OF PRESENTATION OF INFORMATION

The Telewest Group

References in this Annual Report to “Telewest” and the “Company” are to Telewest Communications plc.

On November 1, 2000, Telewest acquired Eurobell (Holdings) PLC (“Eurobell”) from Deutsche Telekom AG (the “Eurobell Acquisition”). As a result, Eurobell became a subsidiary of Telewest from that date.

On April 18, 2000, Telewest declared its offer for the issued and to be issued share capital of Flextech plc (“Flextech”) unconditional in all respects (the “Flextech Merger”). Flextech’s core business is the supply of pay-television channels and related services in the United Kingdom (“UK”). As a result of this merger, Flextech became a subsidiary of Telewest with effect from April 19, 2000.

On November 23, 1999, Telewest acquired the remaining 50% of Cable London plc (“Cable London”) that it did not already own (the “Cable London Acquisition”). As a result, Cable London became a subsidiary of Telewest from that date.

On September 1, 1998, Telewest completed its merger with General Cable PLC (“General Cable”), then the fifth largest cable company in the UK based on the number of franchise homes (the “General Cable Merger”). As a result of this merger, General Cable became a subsidiary of Telewest.

At the time of the General Cable Merger, General Cable owned, among other things, a 44.95% interest in Birmingham Cable Corporation Limited (“Birmingham Cable”), the owner of one cable franchise in the UK. The remaining interests in Birmingham Cable were then owned 27.47% by Telewest (through a subsidiary), 27.47% by Comcast UK Cable Partners Limited (“Comcast UK”) and 0.11% by several individual shareholders. During October and November 1998, Telewest acquired the interests owned by Comcast UK and the individual shareholders (together, the “Birmingham Acquisitions”) and now owns 100% of Birmingham Cable.

References in this Annual Report to the “Telewest Group,” the “Group,” the “Combined Group,” “we,” “us” and “our” are to Telewest and its consolidated subsidiaries and references to the Telewest Group as of a specified date or for a specified period give effect to the acquisitions of Flextech, General Cable and Eurobell, and the outstanding interests in Birmingham Cable and Cable London from the date of each respective acquisition.

Financial Information

We prepare financial statements on the basis of generally accepted accounting principles in the United States (“US GAAP”) and on the basis of generally accepted accounting principles in the UK (“UK GAAP”), in each case, on the basis of a fiscal year beginning on January 1 and ending on December 31. The financial statements and information with respect to the Telewest Group included in this Annual Report have been prepared in accordance with US GAAP.

The economic environment in which we operate is the UK and hence our reporting currency is pounds sterling. On June 26, 2003 the Noon Buying Rate of the Federal Reserve Bank of New York was £1 =$1.6640.

Sources of Information

All information in this Annual Report with respect to the number of homes and businesses in a Telewest franchise area is based, in the case of homes, on the most recently published UK census data (1991), as updated by our management and, in the case of businesses, the estimates of our management. All information with respect to the number of homes “passed” or “passed and marketed” is based on physical counts made by Telewest during the network construction or marketing phases (or, in the case of homes acquired after network construction or marketing was completed by another operator, based on the records of such operator). All information with respect to the number of homes in the General Cable, Birmingham Cable, Cable London and Eurobell franchises prior to the General Cable Merger, the Birmingham Acquisitions, the Cable London Acquisition and the Eurobell Acquisition is based on the most recently published UK census data (1991), as updated by the managements of such franchises and all other information concerning General Cable, Birmingham Cable, Cable London and Eurobell prior to the General Cable Merger, the Birmingham Acquisitions, the Cable London Acquisition and the Eurobell Acquisition has been provided by (or derived from data provided by) General Cable, Birmingham Cable, Cable London and Eurobell, as the case may be. All information in this Annual Report with respect to the number of homes in the UK in areas for which cable franchises have been awarded is based on the most recently published UK census data (1991) and Independent Television Commission data relating to the UK cable industry. All information in this Annual Report with respect to Flextech’s share of basic television viewing is based on data measured by Broadcasters’ Audience Research Board Limited. All other statistics in this Annual Report relating to our Content Division are based on information compiled by independent agencies, as updated by our management.

Industry Terms

References in this Annual Report to homes “passed” are to homes in respect of which we have completed network construction.

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

There are a number of important factors that could cause our actual results and future development to differ materially from those expressed or implied by those forward-looking statements, including, but not limited to:

•	our ability to reach final agreement with our Senior Lenders on the terms of the Amended Facility (as defined on page 60);

•	our ability to successfully conclude the Financial Restructuring (as defined on page 6) of our balance sheet;

•	the extent to which consumer demand for voice, video, data and internet services increases;

•	the extent to which we are able to compete with other providers of broadband internet services, including British Telecommunications plc (“BT”);

•	the extent to which Small-to-Medium-sized Enterprises (“SMEs”) accept cable telephony services as an alternative to those of competing service providers such as BT;

•	the extent to which we are able to adapt to, and compete with, new and emerging technologies including Asynchronous Digital Subscriber Line technology (“ADSL”) and 3rd generation mobile telephony technology;

•	the extent to which consumer preference develops for cable television over other methods of providing in-home entertainment;

•	the extent to which consumer preference develops for purchasing goods and services on the internet and/or using interactive television over other methods of purchasing such goods and services;

•	the extent to which consumers accept cable telephony as a viable alternative to telephony services provided by BT;

•	the extent to which we are successfully able to compete with mobile network operators;

•	the extent to which regulatory and competitive pressures in the UK telephony market continue to reduce prices;

•	our ability to develop and introduce attractive interactive and high speed data services in a rapidly changing and highly competitive business environment;

•	our ability to penetrate markets and respond to changes or increases in competition;

•	our ability to compete with other internet service providers (“ISPs”);

•	our ability to compete against digital television service providers, including British Sky Broadcasting Group plc (“BSkyB”) and Freeview, by increasing our digital services customer base, and the impact of our aggressive digital services marketing campaign on our results of operations and liquidity;

•	our ability to have an impact on, or respond to, new or changed government regulation;

•	our ability to manage growth and expansion;

•	our ability to improve operating efficiencies, including through cost reductions;

•	our ability to maintain and upgrade our network in a cost-efficient and timely manner without losing key personnel to the detriment of operational performance;

•	adverse changes in the price or availability of telephony interconnection or cable television programming;

•	disruptions in supply of programming, services and equipment; and

•	and the extent to which consumer preference develops for, or shifts away from, content developed and distributed by Flextech (our Content Division).

A.    SELECTED FINANCIAL DATA

The following selected consolidated financial data for the Telewest Group as of December 31, 2001 and 2002 and for the three years ended December 31, 2002 has been derived from the audited consolidated financial statements of the Telewest Group included elsewhere in this Annual Report and has been prepared in accordance with US GAAP. The selected consolidated financial data as of December 31, 1998, 1999 and 2000 and for the two years ended December 31, 1999 has been derived from our audited consolidated financial statements as of such dates for each of those respective years.

You should read our selected financial data in conjunction with the information contained in “Item 5—Operating and Financial Review and Prospects” and the consolidated financial statements of the Telewest Group and the related notes thereto included elsewhere in this Annual Report.

	Year Ended December 31,
	1998(1)		1999(2)		2000(3)		2001		2002
	(in millions, except per share data)
Statement of Operations Data:
Revenue
Cable television	£202		£258		£279		£329		£336
Consumer telephony	233		334		445		488		495
Internet and other (4)	20		17		16		40		63

Total Consumer Division	455		609		740		857		894
Business Services Division	84		177		248		268		283

Total Cable Division	539		786		988		1,125		1,177
Content Division	—		—		81		129		106

Total Revenue	£539		£786		£1,069		£1,254		£1,283

Operating Costs and Expenses
Consumer programming expenses	(103)		(132)		(132)		(142)		(128)
Business and consumer telephony expenses	(82)		(158)		(235)		(235)		(218)
Content expenses	0		0		(46)		(83)		(70)
Depreciation	(224)		(305)		(423)		(469)		(495)
Impairment of fixed assets (5)	—		—		—		—		(841)

Cost of sales	(409)		(595)		(836)		(929)		(1,752)
Selling, general and administrative expenses	(208)		(307)		(445)		(497)		(526)
Amortization of goodwill	(36)		(62)		(147)		(183)		—
Impairment of goodwill (5)	—		—		—		(766)		(1,445)

	£(653)		£(964)		£(1,428)		£(2,375)		£(3,723)

Operating Loss	£(114)		£(178)		£(359)		£(1,121)		£(2,440)
Other income/(expense)
Interest income	15		7		15		15		19
Interest expense (including amortization of debt discount) (6)	(206)		(313)		(385)		(487)		(515)
Foreign exchange (losses)/gains, net	(12)		(49)		(15)		—		213
Share of net losses of affiliates and impairment (5)	(19)		(6)		(15)		(216)		(118)
Minority interest in losses/(profits) of consolidated subsidiaries, net	1		(1)		1		1		1
Other, net	2		(1)		(3)		(3)		36
Tax benefit	—		—		6		70		28

Net loss (6)	£(333)		£(541)		£(755)		£(1,741)		£(2,776)

Basic and diluted loss per ordinary share	(23	)p	(25	)p	(28	)p	(60	)p	(97	)p
Weighted average number of ordinary shares outstanding	1,422		2,197		2,705		2,880		2,873

Other Financial Data:
Cash provided by/(used in) operating activities	£9		£34		£(4)		£13		£103
Cash used in investing activities	(634)		(859)		(556)		(561)		(365)
Cash provided by financing activities	636		849		555		502		638
Adjusted EBITDA (7)
Before non-cash share-based compensation cost	146		215		216		298		340
After non-cash share-based compensation cost	146		189		211		297		341
Capital expenditure (8)	251		463		525		546		447
Ratio of earnings to fixed charges (9)	—		—		—		—		—

Balance Sheet Data (at period end):
Property and equipment, net	£2,457		£2,818		£3,289		£3,473		£2,598
Total assets	3,978		4,568		7,324		6,332		4,106
Investments	27		4		784		547		376
Total debt and capital leases	2,626		3,268		4,499		5,135		5,654
Shareholders’ equity/(deficit)	1,041		953		2,145		451		(2,373)

(1)	Includes results of operations of General Cable and Birmingham Cable from September 1, 1998 (the date we acquired General Cable and its interest in Birmingham Cable).

(2)	Includes results of operations of Cable London from November 23, 1999 (the date we acquired the 50% of Cable London we did not already own).

(3)	Includes results of operations of Flextech from April 19, 2000 (the date we acquired Flextech) and the results of Eurobell from November 1, 2000 (the date we acquired Eurobell).

(4)	Other consists primarily of the sale of cable publications (and, in 1998, management services provided to other cable operators).

(5)	In the fourth quarter of 2001, we recorded a goodwill impairment charge of £766 million and wrote down the value of our investments in affiliates by £202 million. In the fourth quarter of 2002 we recorded a fixed asset impairment charge of £841 million, a goodwill impairment charge of £1,445 million and wrote down the value of our investments in affiliates by £88 million.

(6)	In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements 4, 44 and 64, Amendment of FASB 13, and Technical Corrections.” SFAS 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. The Group has adopted this standard from January 1, 2002 and reclassified £15 million and £20 million from extraordinary items to interest expense for the years ended December 31, 2001 and 1999, respectively. No material adjustments have been required in 2002.

(7)	Our calculation of adjusted EBITDA (Earnings Before Interest, Taxation, Depreciation and Amortization) represents operating loss before depreciation, amortization, the impairment of goodwill (in respect of 2001 and 2002 only) and the impairment of fixed assets (in respect of 2002 only). We publish adjusted EBITDA in addition to the statutory financial information because we consider that adjusted EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the cable television and telecommunications industries. Our calculation of adjusted EBITDA may not be comparable to adjusted EBITDA calculated by other companies and therefore should not be used on its own as a basis for comparison with other companies. Furthermore, we believe that the increase in adjusted EBITDA over the periods covered indicate that our operating performance is improving. We have consistently applied adjusted EBITDA in our financial statements since incorporation. We use adjusted EBITDA as a measure of our operating performance before recognition of the impact of non-cash capital related costs (such as depreciation of our networks). For similar reasons, we also report adjusted EBITDA on a regular basis to our banks who specifically require us to report it in connection with our covenant tests. Adjusted EBITDA, however, should not be considered as an alternative to operating or net income as an indicator of the performance of our business or as an alternative to cash flows from operating activities as a measure of liquidity, in each case, determined in accordance with GAAP. Adjusted EBITDA is shown before and after non-cash share-based compensation cost because this charge fluctuates depending on the movement of our share price.

Reconciliation of cash provided by/(used in) operating activities to adjusted EBITDA after non-cash share-based compensation cost

	Year Ended December 31,
	1988	1999	2000	2001	2002
	(in millions)
Cash provided by/(used in) operating activities	£9	£34	£(4)	£13	£103

Add back
Change in receivables	(28)	19	8	(25)	(19)
Change in prepaid expenses	10	54	19	(6)	(6)
Change in accounts payable	6	(11)	2	(3)	(17)
Change in other liabilities	36	23	(70)	(62)	(98)
Change in other assets	12	(34)	46	(1)	(15)

Loss on disposal of assets	—	—	—	(4)	—
Non-cash accrued share based compensation (cost)/credit	—	(26)	(5)	(1)	1
Other, net	—	—	3	3	—

Add
Interest expense (after amortization of deferred financing costs and issue discount on Senior Discount Debentures)	118	146	238	388	412
Less termination of sale and leaseback	—	(9)	—	—	—
Less interest received	(15)	(7)	(15)	(15)	(19)
Add unrealized (losses)/gains on foreign currency translation, net	(2)	—	(5)	10	—

Less
Minority interests in losses of consolidated subsidiaries, net	—	—	—	—	(1)
Income tax benefit	—	—	(6)	—	—

Adjusted EBITDA after non-cash share-based compensation cost	£146	£189	£211	£297	£341

(8)	Represents cash paid for property and equipment, net of cash received upon dispositions of property and equipment, of £6 million, £5 million, £2 million, £2 million and £1 million, respectively, for the years presented.

(9)	For the purpose of these computations, earnings consist of net loss plus taxes and fixed charges. Fixed charges consist of interest on indebtedness (including amortization of debt issuance costs) plus that portion of lease rental expense representative of the interest factor (deemed to be one-third of lease rental expense). The deficiency of earnings to fixed charges for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 was £314 million, £535 million, £746 million, £1,595 million and £2,686 million, respectively.

Exchange Rate Information

The following table sets forth, for information purposes only, for the periods ended and dates indicated, certain information concerning the exchange rate for pounds sterling based on the noon buying rate of the Federal Reserve Bank of New York (the “Noon Buying Rate”). No representation is made that pound sterling amounts have been, could have been or could be converted into, US dollars at the Noon Buying Rate or at any other rate.

Year Ended December 31,	Period End (1)	Average Rate (2)	High	Low
1998	1.66	1.66	1.72	1.62
1999	1.61	1.61	1.67	1.55
2000	1.50	1.51	1.65	1.40
2001	1.45	1.44	1.50	1.37
2002	1.61	1.51	1.61	1.41
2003 (through June 26, 2003)	1.66	1.62	1.68	1.55

(1)	Represents the Noon Buying Rate on the last business day of the applicable period.
(2)	The average of the Noon Buying Rates on the last business day of each month during the relevant period.

The following table sets forth the high and low exchange rates during the previous six months.

Month Ended	High	Low
December 2002	1.61	1.56
January 2003	1.65	1.60
February 2003	1.65	1.57
March 2003	1.61	1.56
April 2003	1.60	1.55
May 2003	1.65	1.59
June 2003 (through June 26, 2003)	1.68	1.55

The Noon Buying Rate on June 26, 2003 was £1.00 = $1.6640.

B.    CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.    RISK FACTORS

Investments in our securities involve risks. Investors should carefully consider the following discussion of risks and the other information in this Annual Report. For the convenience of the reader the below risks have been divided into risks relating to the financial restructuring, risks relating to financing and indebtedness and risks relating to our operations.

RISKS RELATING TO THE FINANCIAL RESTRUCTURING

Risk of liquidation—If we are unable satisfactorily to complete the Financial Restructuring, we may have to take steps, including using some sort of insolvency procedure, in order to avoid liquidation. Notwithstanding the decision to take any such steps we may not be able to avoid liquidation.

The Directors have been able to permit us to continue to trade in large measure as a direct result of our creditors’ continued support for a restructuring of our balance sheet that results in the cancellation of our Notes (the “Financial Restructuring”) and the Directors’ belief that the Financial Restructuring is likely to be implemented. We do not believe that the continued support of our creditors will be forthcoming if the Financial Restructuring is not implemented or if it is not implemented in a timely manner. Without the support of our creditors, the Directors may have no option but to take steps to put us into some sort of insolvency procedure. As a result of taking such steps a large number of our commercial contracts could become terminable (including key contracts with BSkyB).

Even if we were able to avoid liquidation immediately following a failure to complete the Financial Restructuring, and if we received waivers of all the events of default that had occurred prior to that date, there can be no assurance that we could ultimately avoid liquidation.

We are currently subject to a number of significant lawsuits (see “Item 8. Financial Information;—Consolidated Statements and Other Financial Information—Legal Proceedings”). If any of these lawsuits were decided against us, we could be subject to substantial judgments for which we may not have adequate funds to satisfy. If we are unable to satisfy any judgment, the prevailing plaintiffs in those lawsuits could enforce their judgments through a number of means, including attaching sufficient of our assets to realize on the judgment. A judgment or enforcement of any judgment might present the Directors with no option but to seek some sort of insolvency protection.

On June 9, 2003, we announced that the Bondholder Committee notified us that in order to obtain the support of certain of our bondholders, the Bondholder Committee is requesting certain changes to the economic and other terms of the preliminary restructuring agreement. On June 17, 2003, representatives of the Bondholder Committee provided to us a new proposal for the terms of the Financial Restructuring. While we continue to believe that a restructuring will be concluded successfully, further negotiations will be required with the Bondholder Committee and our other major stakeholders. We remain committed to delivering a resolution to these negotiations that balances the interests of all of our stakeholders as fairly and equitably as possible.

Risk of default under the Existing Facility Agreement and other Group contracts—If we are unable to satisfactorily complete the Financial Restructuring, the Senior Lenders may accelerate all amounts outstanding under the Existing Facility Agreement. We would not be able to repay those amounts.

Our decision to defer payment of interest on the Notes has led to an event of default under the Existing Facility Agreement. We have also been informed by the lending banks under our Existing Facility Agreement (our “Senior Lenders”), that they believe that there are several other outstanding defaults that have arisen as a result of steps we have taken to effect the Financial Restructuring. These, and other possible events of default, entitle the Senior Lenders to accelerate repayment of amounts under the Existing Facility Agreement. We anticipate that if the Financial Restructuring is completed, the defaults under the Existing Facility Agreement will, in effect, be waived by virtue of the Revised Facility Agreement becoming unconditional. If the Financial Restructuring is not completed, such defaults are unlikely to be waived and the Senior Lenders could accelerate such indebtedness. We do not have sufficient cash resources to repay our outstanding indebtedness if it is declared immediately due and payable. In addition, the Senior Lenders could also seek to take control over the assets over which they hold security, which represent substantially all of our assets, by the appointment of an administrative receiver.

In addition, certain of our licenses and contracts are also in default as a result of steps taken to effect the Financial Restructuring and could be terminated as a result of such defaults (see the risk factor “Defaults under our licenses and contracts” below).

Public uncertainty with respect to our financial condition—Adverse publicity about the Financial Restructuring, and the financial difficulties of other companies that operate in our sectors, may adversely affect our business.

Adverse publicity relating to the Financial Restructuring, and the financial condition of other cable and pay-television operators and alternative telecommunication carriers, may affect our reputation and have an adverse effect on our business. Specifically, adverse publicity may:

•	make it difficult to convince customers to continue with, or take up, our services;

•	make suppliers demand quicker payment terms or not extend normal trade credit, both of which could further adversely affect our working capital position; and

•	make suppliers choose not to continue supplying us and make it difficult for us to obtain new or alternative suppliers (if the need arises) (see the Risk Factor “Defaults under our licenses and contracts” below).

Even if the Financial Restructuring is successfully concluded, ongoing negative publicity may adversely affect the results of our operations and have a long-term negative effect on the Telewest brand.

Defaults under our licenses and contracts—As a result of our decision not to pay interest on certain of our Notes, we have defaulted on a number of licenses and contracts. In addition, we are likely to take steps to effect the Financial Restructuring which would result in additional defaults.

Our failure to pay interest on certain of our Notes has caused defaults under certain of our licenses and operating contracts. In addition, steps taken to effect the Financial Restructuring are likely to create further defaults. These existing and likely defaults include, inter alia, defaults under governmental licenses, real estate leases, finance leases and vendor contracts. Such defaults may give the licensor or counterparty the right to terminate the applicable license and contract. If material licenses or contracts are terminated, we may be unable to conduct our business as currently contemplated, as conducting our business may be more costly as a result of having to negotiate and agree contractual terms (for example, payments) which are less advantageous to us. As a result, our financial condition and the results of our operations may be adversely affected.

In connection with the Financial Restructuring, we have undertaken a review of our key licenses and contracts. Those vendor contracts and real estate leases that are capable of termination are, in our opinion, unlikely to be terminated whilst the relevant counterparties continue to be paid under those contracts. Our interconnection agreements with BT contain terms allowing the termination of these agreements, which BT may attempt to trigger as a result of the Financial Restructuring. Although we are confident that BT would not terminate these interconnection agreements, BT may seek to materially improve its contractual position vis-à-vis us as a condition of not doing so. It is also possible that our national public telecommunications license will become terminable by reason of the Financial Restructuring. However, we believe that would not impact our operations because we hold alternative licenses and, in any event, we do not believe that the Department of Trade and Industry is likely to terminate the relevant national public telecommunications license.

We are in breach of the RB Leases. RB Leasing, the counterparty to the RB Leases, is a member of the same group of companies as one of the Senior Lenders, The Royal Bank of Scotland plc. The financing provided under the RB Leases is essential to the continuation of our business as a going concern and the support of The Royal Bank of Scotland, as a Senior Lender, is essential to the continuation of our business as a going concern. In addition, the support of The Royal Bank of Scotland plc, as Senior Lender, is essential to implementation of the Financial Restructuring. We anticipate that the Revised Facility Agreement will be conditional upon, inter alia, the waiver by RB Leasing of the breaches under the RB Leases.

We have reached an agreement in principal with RB Leasing, conditional upon the effectiveness of the Financial Restructuring, for the waiver by RB Leasing of certain specified breaches of the terms of the RB Leases which have arisen, or which may arise, by reason of the Financial Restructuring in consideration for (i) a reduced term in respect of certain of the RB Leases; (ii) an increase in the margin on the RB Leases; and (iii) the payment of a default waiver fee. The total value of the consideration payable by us relating to this agreement is approximately £1.7 million.

An investment in our shares involves risks—Investors in our shares may lose some or all of their investment if we fail to complete the Financial Restructuring or are unable to meet our business objectives.

An investment in our shares involves significant risks. The non-binding preliminary agreement reached in September 2002 with certain of our bondholders concerning the Financial Restructuring anticipated that existing holders of our shares will receive 3% of the New Shares (as defined on page 22) (see “—Recent Developments”). In June 2003, the Bondholder Committee notified us that they were requesting certain changes to the economic and other terms of the preliminary agreement. If the Financial Restructuring is not successfully completed, or if it is completed on terms that are less favorable to existing shareholders than those anticipated in such agreement, existing shareholders are likely to lose some or all of their investment. In addition, if we are unable to meet our business objectives following the implementation of the Financial Restructuring, the value of our New Shares could fall significantly. If we are forced into liquidation in England at any time in the future (for whatever reason), the rights of the holders of our New Shares will rank behind those of our creditors, and all of our liabilities will be paid in full before any return on the New Shares is made. The Senior Lenders have security over the assets of TCN, which holds substantially all of our assets. In the event that we are liquidated, the Senior Lenders would in all likelihood enforce their security and be paid before any assets are available to our unsecured creditors or to our shareholders.

Potential volatility of the market for our shares upon completion of the Financial Restructuring—Our shares may be subject to volatility following completion of the Financial Restructuring.

Upon completion of the Financial Restructuring, and based on the non-binding agreement entered with the an ad hoc committee of holders of our bonds (the “Bondholder Committee”), at least 97% of our New Shares will be held by investors who currently hold our Notes, many of whom may prefer to liquidate their investment rather than hold our equity on a long-term basis. Accordingly, the market for our New Shares may be volatile, at least for an initial period after completion of the Financial Restructuring, and indeed may be depressed for a period of time immediately after that completion, until the market has had time to absorb these sales. Other factors, such as US restrictions on transferability and the likelihood that we will not declare dividends on our shares for the foreseeable future, may further depress the market for such securities. No assurance can be given as to the market price of our New Shares that will prevail following the completion of the Financial Restructuring.

In addition, the market for the New Shares may be impacted by our performance after the Financial Restructuring and by other factors beyond our control including those impacting the economy in general, the sectors in which we operate and affecting companies against which we compete (for example, BT and BSkyB).

On July 15, 2002, the Nasdaq Stock Market notified us that the bid price of our ADSs was below $1.00 per share, and that if our ADS bid price was not at or above $1.00 per share for at least 10 consecutive trading days by October 14, 2002, we would be subject to delisting procedures. On October 1, 2002, we changed our ratio of ordinary shares to ADSs from 10-to-1 to 200-to-1. As a result, our ADS bid price increased to a level above $1.00 ever since. We have heard nothing further from the Nasdaq Stock Market.

Dilutive effect of share options—Shares may be issued to employees under existing or revised share option schemes which would dilute the value of our shares and place downward pressure on the market price for our shares.

As part of the Financial Restructuring, we are likely to set aside a portion of our total post Financial Restructuring share capital to be used in option schemes designed to incentivize our employees and senior executives (including the executive members of the board). The issuance of additional shares in connection with these share option schemes will dilute the value of the New Shares. This dilution is likely to create downward pressure on the market price for our New Shares.

RISKS RELATING TO INDEBTEDNESS AND FINANCING

History of losses and substantial leverage—We have not historically been able to fund our operations through operating cash flow and have therefore incurred substantial indebtedness.

We have not been able historically to fund our operating expenditure and interest costs through operating cash flow and have therefore incurred substantial indebtedness. Although interest payments will be significantly reduced following the successful completion of the Financial Restructuring, we will continue to be required to devote a significant proportion of our cash flow from operations to the payment of interest on our debt obligations, thereby reducing funds available for other purposes. It is possible that we may continue to incur losses and may not achieve or sustain sufficient cash flow in the future for the payment of such interest and/or other purposes.

Following completion of the Financial Restructuring, we will continue to have a significant amount of indebtedness. We will also have significant restrictions under the Revised Facility Agreement, which will restrict, but not prohibit, our ability to incur additional indebtedness in the future.

The level of our indebtedness could have important consequences. For example, it could:

•	limit our cash flow available for general corporate purposes, including any acquisitions, due to debt service requirements;

•	limit our ability to obtain financing for working capital, capital expenditure or business opportunities and to implement our business strategies;

•	limit our flexibility in reacting to competitive, technological and other changes in industry and economic conditions generally;

•	expose us to risks inherent in interest rate fluctuations; and

•	require us to seek additional equity funding from our shareholders.

Any failure to make payments required under the Revised Facility Agreement, or to comply with certain of the obligations or prohibitions contained therein (including the financial covenants as described below), may entitle the majority Senior Lenders to accelerate the entire facilities made available under the Revised Facility Agreement. It is unlikely that we will have sufficient cash resources to repay the outstanding indebtedness if it is declared immediately due and payable. In addition, the Senior Lenders could seek to take control of the assets over which they hold security, which represent substantially all of our assets, by the appointment of an administrative receiver.

See the risk factor “Risk of liquidation” above for a description of the risks associated with our inability to successfully complete the Financial Restructuring.

Inability to comply with covenants under the Revised Facility Agreement—We may not be able to sustain growth at a level which will allow us to meet financial and performance covenants in the Revised Facility Agreement.

The Revised Facility Agreement will, upon becoming effective, contain financial and performance covenants that have been agreed with our Senior Lenders following a joint review of our new long range plan. Although we anticipate that we will be in compliance with the covenants immediately upon the Revised Facility Agreement becoming effective and following the completion of the Financial Restructuring, continued compliance will be dependent on a number of factors, including the level of interest rates and improvements in our operating performance and cash flow, and factors which we may have failed to anticipate or which are out of our control. For instance, as a result of the VAT judgment (see “Item 5—Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Years ended December 31, 2001 and 2002—Revenue”) and the payment of fees relating to the Financial Restructuring, each of which impacted our financial accounts in the three-month period ended December 31, 2002 and as a result of the payment of fees relating to the Financial Restructuring and the tightening of covenants in the three-month period ended March 31, 2003, we breached several of the financial covenants in the Existing Facility in respect of those three month periods. Although our new long range plan anticipates that we will be able to grow at a rate which will allow us to meet covenants in the Revised Facility Agreement, any inability to do so may entitle our Senior Lenders to cancel the facility and accelerate all outstanding indebtedness under the Revised Facility Agreement and require mandatory prepayment. We are unlikely to have sufficient cash resources to repay the outstanding indebtedness if it is declared immediately due and payable. In addition, the Senior Lenders could seek to take control of the assets over which they hold security, which represent substantially all our assets, by the appointment of an administrative receiver.

See the risk factor “Risk of liquidation” above for a description of the risks associated with our inability to successfully complete the Financial Restructuring.

Inability to refinance the Revised Facility Agreement—The terms of the Revised Facility Agreement include the scheduled repayment of outstanding amounts before we expect to have the necessary free cash flow to do so.

We anticipate that the Revised Facility Agreement will be comprised of total committed credit facilities of £2,030 million, including term loans of £1,840 million, a revolving credit facility of £140 million and an overdraft facility of £50 million together with an uncommitted term loan facility of £125 million. Of the committed amount of £2,030 million, £1,885 million will mature on December 31, 2005 with the balance of £145 million maturing on June 30, 2006. We do not expect to be able to generate sufficient free cash flow to be able to repay these facilities from our own resources and will therefore look to refinance the Revised Facility Agreement before December 31, 2005. We currently intend to refinance the Revised Facility Agreement from syndicated bank financing or alternative sources of finance (including institutional debt or equity offerings). There can, however, be no assurance that such funding will be available to us or will be available on acceptable terms. If we are unable to refinance the Revised Facility Agreement, the Senior Lenders would be entitled to accelerate all outstanding indebtedness under the Revised Facility Agreement. In addition, the Senior Lenders could seek to take control of the assets over which they hold security, which represent substantially all our assets, by the appointment of an administrative receiver.

Inability to make interest payments under the Revised Facility Agreement—Our ability to make interest payments will depend on our future operating performance, which will be affected by a number of factors that are out of our control.

Our ability to make interest payments on the Revised Facility Agreement will depend upon our future operating performance and the prevailing state of the capital markets, particularly in respect of the level of interest rates. General economic, financial, competitive, legislative, regulatory, operational and other factors beyond our control will affect our future operating performance.

If we were unable to make our interest payments, we could attempt to restructure or refinance the Revised Facility Agreement or to seek additional funding. There can be no assurance, however, that we would be able to do so, or would be able to do so on satisfactory terms. If we are unable to make our interest payments under the Revised Facility Agreement, the Senior Lenders would be entitled to accelerate all outstanding indebtedness under the Revised Facility Agreement. In addition, the Senior Lenders could seek to take control of the assets over which they hold security, which represent substantially all of our assets, by the appointment of an administrative receiver.

Risks relating to liquidity—If we are not able to generate anticipated cash flow or we spend more on capital expenditures than anticipated, we may not have sufficient funds to operate the business going forward.

While we are of the opinion that, assuming the successful completion of the Financial Restructuring and taking into account the Revised Facility Agreement (assuming it becomes effective), the working capital available to us is sufficient for our present requirements, that is, for at least the next twelve months from May 1, 2003, the date of the release of the unaudited financial statements for the first quarter of 2003, we can give no assurance that this will be the case. If we are not able to generate anticipated cash flow or spend more on capital expenditures than anticipated, then we may not have sufficient funds to operate the business going forward. In addition, we may be unable to access future funding given our credit rating, restrictions on raising new debt in the Revised Facility Agreement (see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”), operating history (including any impact of the Financial Restructuring) and state of the lending market for companies in the sectors in which we operate.

RISKS RELATING TO OUR OPERATIONS

Significant competition—Our broadband products and services are offered in highly competitive markets and compete with those of a wide range of companies that use a variety of sophisticated and rapidly changing technologies. A number of these competitors (for example, BSkyB and BT) have significantly greater resources than we do and, therefore, are in a better position to invest in developing, and acquiring proprietary technology, to expand into new business fields and to increase their market shares.

The level of competition is intense in all of the markets in which we compete and our failure to compete effectively in the provision of these products and services will adversely affect our results. For a complete description of our markets and our competitors, see (“Item 4. Information on the Company”).

Cable Television

We compete directly with terrestrial television (over-the-air broadcast television) services, direct to home (“DTH”) digital satellite services (i.e., BSkyB) and digital terrestrial service providers (i.e., Freeview). Our programming, particularly our pay-per-view programming, also competes with other forms of purchased and rented home entertainment, including video and DVD.

Freeview, a free-to-air digital television service, was launched in October 2002 by a consortium led by the BBC, and also involving BSkyB and Crown Castle. At launch, Freeview offered approximately 20 digital television channels including BBC Four, CBeebies and ITV2 as well as digital versions of the five terrestrial channels. Freeview is generally available to consumers who purchase a set-top box (currently retailing for less than £100) that plugs into an analogue television, and to consumers who own an integrated digital television. Data released by the Independent Television Commission estimated that as at March 31, 2003, approximately 600,000 set-top boxes had been sold for Freeview and it reached 1,610,000 homes. In addition, the UK Government has approved a wide range of additional free-to-view channels, which are being produced by the BBC. While some of these programs will be available on the Telewest platform, we cannot currently assess the impact of these new channels or Freeview on our digital pay-television platform. It is anticipated that we will increasingly compete with Freeview and other new digital channels. If consumer preference for Freeview and free-to-view channels develops over digital cable television services, our business operating results and financial condition could be materially adversely affected.

The UK Government has launched a consultation to explore the role that interactive digital television (“IDTV”) sets can play in achieving the switch over from analogue to digital broadcasting. Responses were due by September 27, 2002. To the extent that encouraging the penetration of IDTVs may require a “concordat” between manufacturers of television sets (such as an agreement to cease production of large widescreen analogue-only sets in the next two years), which may prevent, restrict or distort competition, the consultation document indicates that any such agreement may qualify for an individual exemption to the Chapter I prohibition of the Competition Act 1998.

BSkyB has launched Sky+, a personal video recorder product that allows television viewers to “timeshift” programming. We do not market a product that is comparable to Sky+. If the market for this sort of product develops, our business, operating results and financial condition could be adversely affected.

The markets for our interactive/broadband products have only recently begun to develop and are rapidly evolving. Demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. If the market develops more slowly than expected or becomes saturated with competitors, or if our products do not develop and sustain market acceptance, our business, operating results and financial condition could be materially adversely affected.

Cable Telephony

Competition in both the residential and business telephony markets is increasing as a result of general price competition, the introduction of carrier pre-selection, number portability and the continued growth of mobile telephone operators and mobile telephony as a substitute for fixed line telephony. BT, our principal competitor in the residential telephony market, has an established market presence, a fully built network and resources substantially greater than our own. As BT provides over 81% of all UK residential telephony lines, our ability to convince consumers to choose our services over those of BT will largely determine our success in the residential telephony market. This, along with BT’s aggressive marketing campaigns, and price-cutting to retain and win back customers, has intensified competition in this market.

We believe that price is an important factor influencing UK customers to switch from BT. BT has continued to modify its telephony rate structure, increasing line rental charges and decreasing the cost of its calls and generally moving towards fixed price bundled tariffs. On April 2, 2003, BT announced that it was implementing a new pricing schedule which it claimed would provide savings on weekend and evening calls when compared to the prices of its competitors, including ourselves. Regulatory and competitive pressures may cause BT to reduce its prices further. Accordingly, although we intend to remain competitive, in the future we may be unable to offer residential telephony services at rates lower than those offered by BT and may therefore experience a decline in our average monthly residential line revenues, lower than desired penetration rates and a decline in total revenues. A decline in revenues or penetration rates may adversely affect our financial condition and results of operations.

It is likely that BT and other telecommunications operators, which may have greater resources than us, and whose rates are expected to fall, will provide increased competition in the residential telephony market and this could materially adversely affect our cable telephony business. In addition, since a significant proportion of our customers take a package which combines a telephony service with a cable television and/or internet service, it is possible that a material adverse effect on our telephony business would also affect our cable television and/or internet businesses.

From July 25, 2003, any company will have the right to provide electronic communications services in the UK, subject to compliance with general authorization conditions, as a result of the implementation of the EU Authorization Directive.

On March 11, 2003, the UK Office of Telecommunications announced that a bundled wholesale line rental and carrier pre-selection product should be made available by BT and that it believed BT would launch this product by Autumn 2003. At the point at which the wholesale line rental is introduced to the satisfaction of the UK Office of Telecommunications, the retail price cap applicable to BT’s lowest-spending customers will be amended to the retail price index. Prior to this BT will not be permitted to raise retail prices for its lowest-spending customers. We cannot predict the effect that this product, and the regulation of it, may have on our cable telephony business in the future.

Business telephony providers compete on price, range and quality of services provided, and we expect price competition to intensify among existing and new market participants in the voice market. Certain of our competitors in the business data and internet market have substantial resources that could be used to restrict our ability to grow further in existing markets. Any such efforts could affect our ability to compete effectively in the business telephony market and our business, operating results and financial condition could be adversely affected as a result.

We also compete for residential and business customers with cellular network operators. Competition from these operators could increase further, particularly if their call charges are reduced further or their service offerings are expanded or improved. This could adversely affect our business, operating results and financial condition.

Internet Services

The internet in general, and high speed internet in particular, is a relatively new and developing platform for the delivery of products and services. Our future success will depend, in part, on our ability to retain and attract customers and to increase revenues from our internet-based products and services. In particular, our future success will depend on:

•	increased consumer awareness of, and demand for, internet products and services (in particular our high speed internet services);

•	our ability to develop competitive advantages over our competitors (e.g., the speed at which our high speed broadband internet services are delivered);

•	our ability to improve marketing and customer service to attract new customers and retain existing customers; and

•	our ability to develop, introduce and service new internet-based products and services.

Content

Flextech (our Content Division) supplies basic television programming to the UK multi-channel television market and is largely dependent on subscription and advertising revenues from that television programming.

Flextech’s television programming competes with other broadcasters and may lose audience share, as a result of which its contracts with platform owners (which currently cover all UK digital and analogue platforms) may not be renewed or may be renewed on less favorable subscription terms, and our advertising revenues may, as a result, decrease. In addition, economic and market factors may adversely influence subscription and advertising revenues separate from individual channel performance.

Flextech competes for program rights with broadcasters transmitting similar competitor channels to those owned by Flextech and those in which it has an interest by virtue of UKTV, Flextech’s joint venture with BBC Worldwide. As a result of this competition for a limited number of well known program rights, it is possible that the price of such program rights could substantially increase, thereby limiting Flextech’s ability to purchase such programming for transmission on its channels and those of UKTV, or adversely affecting the profitability of its channels.

On October 11, 2002, Carlton and Granada announced their intention to merge. While any merger is conditional upon, inter alia, the enactment of the Communications Bill and removal of the existing restrictions on ownership of media companies in the UK, the merger is also subject to an investigation by the relevant competition authorities.

On March 11, 2003, the Trade and Industry Secretary announced that, following advice from the OFT, the proposed merger of Carlton and Granada had been referred to the Competition Commission because of concerns regarding the impact on competition in the markets affected by the proposed merger. The Competition Commission is due to conclude its investigation and report by August 26, 2003. On April 30, 2003, the Competition Commission issued a statement of issues and hypothetical remedies. This was supplemented by a further set of hypothetical remedies issued on May 19, 2003.

We cannot predict the effect that the proposed merger of Carlton and Granada, if cleared, would have on the business of Flextech and UKTV. It is possible that, by combining, Carlton and Granada would be able to increase their share of the UK television advertising market through “air-time bundling” contracts and pricing practices which may adversely affect the business, results of operations and financial condition of Flextech and UKTV.

Other Broadband Services

A condition has been added to BT’s license that requires it to make its local access loops available as leased circuits to other public telecommunications operators on a wholesale basis, subject to any price regulation by the Office of Telecommunications. Operators are therefore able to upgrade BT’s local access loops to provide higher bandwidth capacity by using ADSL technology at BT’s local exchanges and at customers’ premises. In addition, BT has launched both retail and wholesale ADSL services. Further details of the competition posed by ADSL services are set out in (“Item 4. Information on the Company—Description of the Business—Competition—Internet Services”). BT is also now supplying other operators with high bandwidth capacity on a wholesale basis. There are currently a small number of service providers that operate types of pay-per-view interactive services on the BT broadband network. Broadband services have been defined by the UK Office of Telecommunications as services that deliver data at above 256 Kbps. On April 28, 2003, the UK Office of Telecommunications published a review of the wholesale broadband access market which states that in February 2003, BT Wholesale had 57.3% (made up of 20 retail ISPs) and we had 24.2% of the broadband market measured by end user, making us the largest retail broadband ISP in the UK. The availability of ADSL and other local loop broadband technologies will increase the availability of services that compete with our analogue and digital television services, our internet services and our interactive services which may have a material adverse effect on us. In October 2002, BSkyB and BT announced that BSkyB would sell BT broadband services on a promotional basis to BSkyB’s digital television customers. This offer is comprised of a discount to the standard BT broadband retail price plus an initial discount to the customer’s BSkyB bill. This bundled offering of digital television and high speed broadband internet access may cause us to lose customers which could have a material adverse effect on our business, operating results and financial condition.

Influence of, and changes in, principal shareholders—Following the completion of the Financial Restructuring, large shareholders, acting independently or together, may be able to direct corporate decision making to their benefit and to the detriment of other shareholders.

Assuming completion of the Financial Restructuring on terms similar to those agreed with the Bondholder Committee in September 2002 and based on our understanding of the ownership of our Notes as of the date of this Annual Report, the share ownership by the Liberty Media Group and IDT Corporation will be approximately 9% and less than 1%, respectively.

Based on the limited data available to us in relation to who holds the Notes and in what proportions, the following entities are likely to own significant equity stakes following the Financial Restructuring: Liberty Media; Angelo, Gordon & Co. L.P.; Fidelity Management & Research Co.; Franklin Mutual Advisers, LLC; Goldentree Asset Management, L.P.; and W.R. Huff Asset Management Co. L.L.C.

We have also been informed by Huff and its advisers that Huff owns a “substantial percentage” of the Notes and that Huff is our “largest creditor.” We have been unable to verify these statements. We believe that a significant proportion of the holders of the Notes also hold a significant proportion of outstanding common stock in NTL Incorporated. There is a risk that those stakeholders holding stakes in both NTL Incorporated and ourselves will be able to influence the timing and terms of a merger between NTL Incorporated and ourselves on terms disadvantageous to those stakeholders who do not hold significant stakes in both companies, or will be able to force us to refinance our debt on terms advantageous to such significant stakeholders. If these (or other)

of our significant stakeholders come together to act in concert to hold directly or indirectly 30% or more of either the voting or the economic interest in their holdings in us or we merge with any other entity, we anticipate that the terms of the Revised Facility Agreement will provide that the Senior Lenders will be entitled to require mandatory prepayment and cancellation of the entire facilities made available under the Revised Facility Agreement. In such circumstances, the Directors may have no option but to take steps to put us into some sort of insolvency procedure.

Risk of losing customers—We have recently revised our long range plan to focus on maximizing revenue from existing customers and attracting new customers to higher margin, cash generative products. If the assumptions underlying this plan are incorrect, or we are unable to successfully implement it, we could lose the cash generative customers we are seeking to retain/attract and therefore lose revenue.

Our future success will depend, in part, on our ability to retain and attract customers. Our new long range plan contemplates maximizing revenue from new and existing customers through incremental increases in the prices of various products and increased bundling/cross-selling. In particular, we believe that our “triple-play” offering of telephony, digital television and high speed broadband internet will prove attractive to our new and existing customers and allow us to increase revenues per user. If our competitors do not raise their prices to the same levels, or if they engage in price-cutting campaigns, we may not be able to increase prices without losing customers. Even if our competitors also raise their prices, we may still experience increased customer churn because any incremental increase could price certain customers out of that market and/or negatively impact our customer relations. The failure to increase prices, migrate our existing customers to more profitable packages, increase bundling/cross-selling and meet our business plan targets, could have a material adverse effect on our business, results of operations and financial condition.

We have experienced rapid growth and development in a relatively short period, both in the nature of the services we offer and in the number of our subscribers. One of our biggest challenges as we have grown has been to limit customer churn, which can have a material adverse effect on the results of operations. No assurance can be given that customer churn will be reduced in the future.

Technology—The telecommunications industry is subject to rapid and significant changes in technology, and the effect of technological changes on our businesses cannot be predicted.

The telecommunications industry is subject to rapid and significant changes in technology, and the effect of technological changes on our businesses cannot be predicted. Our core offerings may become outdated due to technological breakthroughs. For instance, BSkyB has launched Sky +, a personal video recorder product. We do not currently market a product that is comparable to Sky +. We may not be able to develop new products and services at the same rate as, or keep up with technology market trends of, our competitors. As part of our new long range plan we will significantly reduce our expenditure on research and development. As a result, we may not be able to maintain the competitiveness of our core products or enable us to increase our market share in key market segments. If our products and services are not competitive, it is likely that we will lose customers and business, our turnover will decline and our business will be materially adversely affected. The cost of implementing emerging and future technologies could be significant, and our ability to fund such implementation may depend on our ability to obtain additional financing. We cannot be certain that we would be successful in obtaining any additional financing required.

We rely on the integrity of our networks to ensure that our services are only provided to identifiable paying customers. No assurance can be given that we will be able to maintain the integrity of our networks. The development of technology that enables unauthorized assess to our networks, for example, may result in us losing customers.

Maintenance and upgrade of networks—If we do not maintain and upgrade our networks in a cost-effective and timely manner, our results of operations could be materially affected.

Our future success depends in part on our ability to maintain and upgrade our networks in a cost effective and timely manner. The maintenance and upgrade of our networks will depend upon, inter alia, our ability to:

•	modify network infrastructure for new products and services;

•	install and maintain cable and equipment; and

•	finance maintenance and upgrades.

We expect to continue an adequate level of maintenance, but we have also agreed in the Revised Facility Agreement to a covenant restricting the level of total capital expenditure. If our reduction in capital expenditure affects our ability to replace network assets at the end of their useful lives or if there is any reduction in our ability to perform necessary maintenance on network assets, our systems may have an increased failure rate, which is likely to lead to increased customer churn. This would have a negative impact on our financial condition and results of operations.

A proportion of our fiber-optic cable is owned by other licensed operators and is leased to us on an “indefeasible rights of use” basis. In the event of insolvency or non-performance by the counterparties to such indefeasible rights of use, there is a risk that cable service could be lost in parts of the areas in which we operate.

In light of the recently highlighted risks regarding the use of third party indefeasible rights of use, we are looking at alternative ways of entering into agreements with third party networks for the provision of ducts and fiber that comprise our network as well as carrying out an ongoing review of the third parties that we have these arrangements with, to preserve the National Network. No assurance can be given that such alternative ways of entering into agreements with third party networks will prevent cable services being lost, or otherwise disrupted, in parts of the areas in which we operate.

If we do not maintain and upgrade our networks in a cost effective and timely manner, our business, results of operations and financial condition could be materially adversely affected.

Reliance on key information systems—We depend on key information systems without which our businesses would be adversely affected.

Our business relies on a number of software applications for billing, customer management and the delivery of services over our networks. If we are unable to maintain, upgrade or expand these systems to meet our present or future operational needs, we may lose customers, or fail to collect payments from customers, at a level which would have a material adverse affect on our results of operations.

Although we do not have a back-up data center for business continuity purposes, we have elements of operational plans to cope with major events. However, we have not tested these plans for their robustness or completeness in the event of an invocation.

Our business is dependent on encrypting signals to our subscribers who are authorized to receive our services. In our analogue television services we have experienced piracy in the set-top box. In our digital television services we are actively working with other distribution companies to investigate the use of piracy devices.

We are also dependent on firewalls and access controls to our many critical systems which support various aspects of our operations from our network to our billing and customer service systems. While we continue to improve controls and prevent intrusions we cannot assure you that the measures we have or may have in the future will be sufficient.

Extensive UK Government and European regulation of our services—Our services are offered in highly regulated markets. Changes in regulation affecting the conduct of our businesses could adversely affect our results of operations.

In the UK, several entities and office holders regulate the licensing, construction, operation, and sales and acquisitions of cable television and cable telephony systems. These include:

•	the Department of Trade and Industry: under the Telecommunications Act, the Secretary of State for Trade and Industry is primarily responsible for implementing EU directives and issuing all telecommunications licenses, after consultation with the Director General of Telecommunications. The Department of Trade and Industry establishes and oversees telecommunications policy;

•	the Director General of Telecommunications (whose work is supported by designated staff at the Office of Telecommunications): the position of Director General of Telecommunications was established under the Telecommunications Act and the Director General of Telecommunications is an independent, non-ministerial regulator. The Director General of Telecommunications monitors and enforces telecommunications regulations and licenses, initiates license modifications, publicizes information and considers complaints. The Director General of Telecommunications has concurrent jurisdiction with the Director General of Fair Trading, supported by staff at the Office of Fair Trading, to enforce the Competition Act 1998 and also has duties under the Telecommunications Act to promote the interests of consumers and maintain and promote effective competition;

•	the Director General of Fair Trading: who in addition to possessing concurrent jurisdiction with the Director General of Telecommunications in respect of investigations pursuant to the Competition Act 1988 for telecommunications markets, is also responsible for investigating mergers qualifying for investigation pursuant to the Fair Trading Act 1973 (see “Impact of merger control regime” below). Following entry into force of the Enterprise Act 2002 in 2003, the role of the Director General of Fair Trading will be removed and these functions will be conducted by the Office of Fair Trading itself;

•	the Department of Culture, Media and Sport: which establishes and oversees broadcasting policy; and

•	the Independent Television Commission: which licenses and regulates the provision of commercial television broadcasting under the Broadcasting Acts of 1990 and 1996.

These bodies and office holders are described in further detail in “Item 4. Information on the Company—Description of the Business—Regulatory Matters” below.

Changes in regulation, at either the UK or EU level, relating to our activities and those of our competitors (including in the areas of licensing requirements, price regulation, interconnection arrangements, number portability, carrier pre-selection, ability to provide digital services, ownership of media companies, programming, local loop unbundling, the provision of open access by UK cable operators to other telecommunications operators, the adoption of uniform digital technology standards and the bundling of services) could materially adversely affect our business, results of operations and financial condition.

The Communications Bill is currently before the House of Lords, and the UK Government has granted an extension for voting on proposed amendments to the Communications Bill until the middle of July 2003. The Communications Bill, when enacted, will give effect to the UK Government’s proposals for the reform of the regulatory framework for the communications sector, and will result in the transfer of functions from many of the bodies and office holders which currently regulate the communications sector to a new Office of Communications. The changes to be made by the Communications Bill are discussed in further detail in “Regulatory matters” below.

There are currently few laws or regulations specifically directed at the internet. The application to us of existing laws and regulations relating to user privacy, defamation, pricing, advertising, taxation, promotions, content regulation, quality of products and services, and intellectual property ownership and infringement is often unclear. In addition, we may become subject to new laws and regulations, which could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations, and dampen the growth in use of the internet.

Due to the global nature of the internet, it is possible that the governments of countries throughout the world might attempt to regulate our transmissions or prosecute us for violations of their present or future laws. In addition, we might unintentionally violate such laws. Any such developments could have a material adverse effect on our business, results of operations and financial condition.

Impact of UK Government and European regulation on future consolidation—Existing UK Government and European regulation may impact our ability to enter into a merger (including with NTL Incorporated) which we might otherwise believe to be of benefit to us and our shareholders.

Any substantial merger involving us (with, for example, NTL Incorporated), may lead to significant increases in our market shares (particularly in the broadband internet and pay-television markets). Such a merger may be investigated by either the Office of Fair Trading or (depending on jurisdiction issues) the Merger Task Force of the European Commission. The Office of Fair Trading is, pursuant to its general duties under the Fair Trading Act 1973 (and the Enterprise Act 2002 from the entry into force of that Act on June 20, 2003), likely to investigate any substantial merger involving us, which would lead to the creation or enhancing of a share of supply of pay-television exceeding 25% in the UK.

It is envisaged that any proposed merger of NTL and us would also be subject to consideration by the UK Office of Communications. The UK Office of Communications would then provide advice to the regulatory body considering the proposed merger.

In the UK, mergers which appear to raise significant competition/anti-trust issues may be referred to the UK Competition Commission for an in-depth investigation. Similarly, any merger being reviewed by the European Commission could, if significant competition issues were revealed, involve an in-depth “Phase II” investigation. Given that there has been considerable consolidation in the UK cable sector, the merger control process could limit the possibilities for any future consolidation (including with NTL Incorporated).

Limited access to programming supply—Our dependence on several suppliers, most notably BSkyB, for television programming could have a material adverse effect on our ability to provide attractive programming at a reasonable cost.

A significant amount of our premium programming, some of our basic programming and pay-per-view sporting events are obtained from BSkyB (or a BSkyB joint venture). BSkyB is a leading supplier of programming to cable television operators and is the exclusive supplier of certain programming, including the Sky Sports channels and the most popular premium subscription film channels available in the UK. For example, BSkyB owns the exclusive rights to coverage of certain selected Barclaycard FA Premiership football matches, which are the most popular premium sports content, until the conclusion of the 2003/2004 season. Given BSkyB’s subscription base, which is substantially larger than that of its pay-television competitors, BSkyB is likely to be able to retain these rights upon re-tendering in 2003. Our inability to obtain this programming in 2004 or any other programming at a reasonable cost could materially affect our business. In addition to the Barclaycard FA Premiership programming, we purchase from BSkyB, we have also purchased directly from the Barclaycard FA Premiership the rights to show certain Barclaycard FA Premiership games on our pay-per-view channels. In December 2002, the European Commission initiated proceedings against the Barclaycard FA Premier League, in which it stated that the sale of media rights by the Barclaycard FA Premier League was in contravention of EU competition law. The proceedings are continuing. In June, the Barclaycard FA Premier League launched a bidding process for the new packages of rights. These include live, free-to-air, near live and mobile rights. Bidders will have to submit bids by July 11, 2003. The European Commission may still intervene in this area depending on the outcome of the bidding process. The outcome of this process could affect our ability to televise Barclaycard FA Premier League football matches, which may have an adverse effect on our business, results of operations and financial condition. In addition, certain programming carried by competing digital service providers may not be available to our digital television subscribers; for example, “Sky Sports Extra,” a popular sports channel offered to BSkyB’s digital subscribers, is not available to our digital television subscribers.

In addition to providing programming to cable operators, BSkyB competes with us and other UK cable operators by offering its programming directly to its digital satellite customers. As a result of BSkyB’s ownership of such content, it is able to offer this content to its DTH subscribers at a price which is challenging for us to match and still maintain a profit margin on the sale of that premium programming.

Our other significant programming suppliers include Viacom, Discovery and Turner (America Online/Time Warner). Suppliers of popular programming may decide to introduce new channels to be packaged with their existing programming options or otherwise increase our costs of purchasing existing and new programming. Our dependence on these suppliers for television programming could have a material adverse effect on our ability to provide attractive programming at a reasonable cost.

Dependence on satellites—Disruptions in our satellite transmissions could materially adversely affect our Content Division operations.

Flextech currently broadcasts its digital services with Astra satellite transponders leased from Société Européene des Satellites. To date, Flextech has not experienced any significant disruption in its satellite transmissions. However, the operation of the Astra satellites is beyond Flextech’s control and disruption to those satellites, depending upon the nature of that disruption, could have a material adverse effect on Flextech’s business. Furthermore, while we have a contractual right to utilize this transponder capacity until October 2007, there can be no assurance that the transponders will not fail during this period.

Internet rights—We may not be granted internet rights to our programming content.

All of the contracts governing our acquired television programming grant us the right to broadcast that programming over analogue and/or digital television platforms. There can be no assurance that we will be granted any rights to transmit our programming content over the internet.

Intellectual property rights—We may be subject to intellectual property infringement claims that are costly to defend and could limit our ability to use certain technologies in the future.

Many parties are actively developing technologies for use in the equipment and/or software that we employ in our business. We believe that these parties will continue to take steps to protect these technologies, including seeking patent and copyright protection. As a result, we believe that disputes regarding the ownership of these technologies are likely to arise in the future and that, as a licensee of similar technologies, we could be joined in infringement actions and could incur substantial expenses in defending such claims. From time to time, parties assert infringement claims against us, in the form of letters, lawsuits and other forms of communication. If any of these claims are decided against us, we may incur substantial monetary liability and/or be prevented from using the disputed technology in the future.

Although we maintain liability insurance, insurance may not cover these claims or may not be adequate. Even to the extent these types of claims do not result in material liability, investigating and defending these claims can be expensive.

Risk to service continuity—Our operations could be significantly hindered by the occurrence of a natural disaster, terrorist attack, war or other catastrophic event.

Our operations are dependent on many sophisticated, critical systems, which support all of the various aspects of our operations from our network to our billing and customer service systems. The hardware supporting a large number of those critical systems are housed in a relatively small number of locations. If one or more of these locations were to be subject to fire, natural disaster, terrorism, power loss, break-in or other catastrophe, it could have a material adverse effect on and cause irreparable harm to our business. We are currently studying ways to improve our disaster recovery to prevent or mitigate such a potential failure. However, despite any disaster recovery, security and service continuity protection measures we have or may in the future take, we cannot assure you that these measures will be sufficient. In addition, the transmission of any material over our networks which contains any viruses, or other electronic devices, intended to damage, or otherwise cause harm to or interfere with, our networks, could have a material adverse effect on, and cause irreparable harm to, our business, results of operations and financial condition.

Dependence on key personnel—We are dependent on key personnel without whom there may be a material adverse effect on our businesses going forward.

The implementation of cost reduction plans has caused a reduction in our overall headcount. Any further workforce reductions or voluntary departures could include key employees with valuable skills and knowledge whose departure would adversely affect our ability to meet the targets set out in our new long range plan. Uncertainties associated with such headcount reductions and our prospects generally, may cause key employees to leave and otherwise increase employee and management turnover which may contribute to and/or result in inefficiencies in running our business.

A relatively small number of key executive officers manage our various businesses and the loss of one or more of these executive officers could have a material adverse effect on the businesses going forward. As of the date of this Annual Report, we have not obtained key man insurance policies covering any of such key executive officers.

We believe that our future success will depend in large part on our continued ability to attract and retain highly skilled and qualified personnel (see the risk factor “Dilutive effect of share options” above).

ITEM 4.	INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Our legal name is Telewest Communications plc, and our commercial names are Telewest Broadband, Telewest Business and Flextech. We are a public limited company and were originally incorporated, in preparation for our initial public offering described below, under the English Companies Act 1985 (the “Companies Act”) on October 20, 1994. Our registered office is located at Export House, Cawsey Way, Woking, Surrey GU21 6QX, England, and our telephone number is (+44) 1483 750 900. Our agent for service of process in connection with our high yield and convertible debt securities is CT Corporation System, 111 Eighth Avenue, New York, New York, 10011.

During the 1980’s and early 1990’s, Liberty Media and MediaOne acquired interests in various UK cable franchises. In December 1991, Liberty Media and MediaOne combined their respective UK cable interests by contributing certain of such interests to a joint venture that was managed by Liberty Media and MediaOne through various affiliates. In November 1994, the predecessor to Telewest (“Old Telewest”) acquired all of the assets of that joint venture and certain other interests of Liberty Media and MediaOne in UK cable entities. Immediately following such acquisition, Old Telewest completed a public offering of its ordinary shares and ADSs, raising an aggregate of approximately £414 million, net of commissions and expenses. Immediately following completion of the public offering, Liberty Media and MediaOne each beneficially owned approximately 36.7% of the Old Telewest ordinary shares and 50% of the Old Telewest convertible preference shares.

The following are important events in the development of our business since our initial public offering:

•	In October 1995, we acquired the entire issued share capital of Old Telewest and SBC CableComms (UK) (“SBCC”), then the owner of seven cable franchises in the UK. Subsequent to the SBCC acquisition, we acquired several other UK cable franchises.

•	In September 1998, we acquired General Cable, then the owner of eight cable franchises in the UK and a 44.95% interest in Birmingham Cable in which we had historically held a 27.47% interest. Subsequently in 1998, we acquired all the remaining interests in Birmingham Cable, 27.47% from Comcast UK and 0.11% from several individual shareholders.

•	With effect from November 23, 1999, we acquired the remaining 50% of Cable London that we did not already own.

•	On April 19, 2000, we completed our merger with Flextech, Flextech’s core business is the supply of channels and related services in the UK.

•	On November 1, 2000, we completed our acquisition of Eurobell.

Historically, our principal shareholders have been Liberty Media and MediaOne (a wholly owned subsidiary of AT&T). On June 15, 2000, AT&T acquired MediaOne through a merger of MediaOne with and into a subsidiary of AT&T. On July 7, 2000, following clearance by the European Commission, MediaOne consummated an agreement with certain subsidiaries of Microsoft whereby those subsidiaries purchased 21.7% of our outstanding share capital from MediaOne. On May 3, 2001 we were notified by Liberty Media of an increase in its shareholding in us as a result of the purchase of a further 20 million of our shares. As a result Liberty Media, Microsoft and MediaOne then owned 25.2%, 23.6% and 1.3%, respectively, of our share capital. In September 2002, MediaOne disposed of its entire shareholding. In May 2003 Microsoft sold its entire 23.6% stake to a subsidiary of IDT Corporation. Liberty Media was a wholly owned subsidiary of AT&T until August 2001, when it was split off from AT&T and became an independent, publicly traded company.

Our total capital expenditures (representing cash paid for property and equipment, net of cash received upon dispositions of property and equipment) for the years ended December 31, 2000, 2001 and 2002, were £525 million, £546 million and £447 million, respectively. Our capital expenditures have primarily funded the construction of local distribution networks and the National Network, capital costs of installing customers and enhancing the network for new product offerings. We have completed the majority of our network construction and substantially completed the network upgrades necessary for delivery of our digital television and high speed internet services. Consequently, we anticipate that capital expenditures associated with our existing and future services will be largely driven by connecting new subscribers, the launch of new products and the take-up of our services. For a further discussion of our capital expenditures, see “Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

DESCRIPTION OF BUSINESS

Overview

We are a leading broadband communications and media group in the UK. Our business combines a broadband, local access broadcasting network covering approximately 4.9 million homes, and a content division supplying the UK pay-television broadcasting market. We provide telephony, cable television, data and internet services to residential and business customers in the areas in which we operate. We have a “National Network” handling the voice, video and data needs of our customers. The potential of our broadband, local access network and its architecture provides us with a significant competitive advantage in terms of speed and true two-way interactivity with directly connected residential and business customers.

We have connected approximately 1.7 million residential cable subscribers (approximately 1.3 million cable television; approximately 1.6 million residential telephony; and approximately 0.6 million internet customers). A growing and strategically significant part of our business is our high speed internet service “blueyonder broadband,” which we launched in March 2000. As at May 31, 2003, we had approximately 320,000 blueyonder subscribers; and of these subscribers, approximately 70% take telephony and cable television services as well. In June 2002, we introduced a 1 Mb internet service, complementing our existing 512 Kbps internet service. Approximately 10% of our broadband customers now subscribe to our 1 Mb service. We subsequently launched a 2 Mb blueyonder broadband service on May 12, 2003.

In addition, we currently provide business telephony services to approximately 73,000 business customer accounts and have connected approximately 463,000 business lines.

Our content division, Flextech (together with UKTV, our joint venture with BBC Worldwide which offers a portfolio of pay-television channels based upon the BBC’s program library), is the largest provider of basic (i.e., non-premium) thematic channels to the UK multi-channel television broadcasting market, measured by viewing shares, reaching approximately 9.9 million pay multi-channel television subscribers.

All of the above figures are as at March 31, 2003, unless otherwise stated.

Strategy and New Long Range Plan

In 2002, we completed a review of our business plan, which analyzed the profitability of our businesses and individual products. In December 2002, following this review, we adopted our new long range plan that reflects a shift in operational focus from subscriber acquisition to increasing average revenue per user and decreasing churn. This plan focuses on the acquisition of profitable customers, and cost control, and reflects the constraints on the capital available to us. Our aim is to be the leading broadband communications group in the UK, measured by free cash flow, customer service and broadband deployment. Accordingly, our focus and strategy under the new long range plan is:

•	to be the broadband leader in the geographic areas in which we operate;

•	in the consumer division, to use that broadband leadership to drive the triple play penetration of high speed internet bundled with television and telephony;

•	in the business division, to focus on profitable SME customers and to continue to build a profitable data-led business in the larger corporate and public sector;

•	in the content division, to become a significant force in multi-channel television by leveraging the Group’s relationship with the BBC, through UKTV, by targeting niche markets with the Group’s wholly owned channels and by monetising increasingly valuable airtime;

•	to reduce our operating cost base through a more selective customer acquisition approach, new customer self service initiatives and a continued focus on efficiency of network maintenance and corporate expenditure;

•	to make the most of our existing capital investment through the use of existing network capacity rather than network expansion or investment in new product development; and

•	to maximize the capital efficiency of our network by ensuring appropriate recovery and re-use of customer premises equipment and utilizing previous investments in network efficiency.

A strong focus on cash and cost control is intended to speed our progress towards generating a positive free cash flow position after the completion of the Financial Restructuring.

Recent Developments

On September 30, 2002, we announced that we had reached a non-binding preliminary agreement relating to the Financial Restructuring with an ad hoc committee of our bondholders (the “Bondholder Committee”). That agreement provided for the cancellation of all outstanding notes and debentures (“Notes”), representing approximately £3.5 billion of indebtedness, issued by the Company and Telewest Finance (Jersey) Limited and certain other unsecured foreign exchange hedge contracts (“Hedge Contracts”) of the Company in exchange for new Ordinary Shares (“New Shares”) representing 97 per cent of the issued share capital of the Company immediately after the Financial Restructuring. Under that agreement our current ordinary shareholders would have received the remaining 3 per cent of our issued ordinary share capital. As discussed below, on June 9, 2003, we announced that the Bondholder Committee notified us that it was requesting certain changes to the economic and other terms of the Financial Restructuring.

We also announced on September 30, 2002 that we were deferring payment of interest under certain of our Notes and the settlement of the Hedge Contracts. Such non-payment continues and has resulted in defaults under our Existing Facility and a number of other financing arrangements. Based on one such default, in respect of non-payment of approximately £10.5 million to a Hedge Contract counter-party, that counter-party has filed a petition to wind us up with a UK Court. We intend to deal with this claim as part of the overall restructuring of our unsecured debt obligations and do not believe that the legal action will significantly delay or impede the Financial Restructuring process. We will of course continue to meet our obligations to our suppliers and trade creditors and this legal action is expected to have no impact on customer service.

On January 15, 2003, we announced that we had reached a non-binding agreement with respect to the terms of amended and restated credit facilities with both the steering committee of our Senior Lenders and the Bondholder Committee. In addition, the terms of these facilities had received credit committee approval, subject to documentation and certain other issues, from all of our Senior Lenders, save for those banks which are also creditors by virtue of the unsecured Hedge Contracts with which we will deal in the overall Financial Restructuring. These amended facilities will replace the Existing Facility and are, as noted above, conditional on various matters, including the satisfactory finalization of arrangements for dealing with foreign exchange creditors and the completion of our balance sheet restructuring. These amended credit facilities will provide us with substantial liquidity, which is expected to be sufficient to see us through to cash flow positive after completion of the Financial Restructuring.

On March 14, 2003, we notified the Senior Lenders that, as a result of two non-recurring items, the VAT decision (see “Item 5—Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Years ended December 31, 2001 and 2002—Revenue”) and legal and professional costs associated with the Financial Restructuring, and their impact on our net operating cash flow, we would breach certain financial covenants under our bank facility in respect of the quarter ended December 31, 2002. On May 16, 2003, we further notified the Senior Lenders that we breached financial covenants for the quarter ended March 31, 2003 due to the tightening of covenants.

On June 9, 2003, we announced that the Bondholder Committee notified us that the Bondholder Committee is requesting certain changes to the economic and other terms of the Financial Restructuring, and that while we believe a restructuring will be successfully completed, further negotiations will be required with the Bondholder Committee and our other major stakeholders.

On June 17, 2003, representatives of the Bondholder Committee provided to us a new proposal for the terms of the Financial Restructuring. Negotiations are continuing with the Bondholder Committee, the Senior Lenders and certain other major stakeholders with a view to the timely completion of the Financial Restructuring.

Telewest Operating Data—Unaudited

The following table sets out certain of our operating data for the periods to December 31, 2002. The information set forth below represents combined operating statistics for all of our franchises from their respective dates of acquisition. For a further discussion of our operating data, and a discussion of the segments in which we operate, see “Item 5—Operating and Financial Review and Prospects.”

	Year Ended December 31,			Three months Ended March 31, 2003
	2000(1)	2001	2002
CABLE SEGMENT
Consumer Division
Homes passed	4,922,191	4,914,155	4,895,956	4,893,525
Homes passed and marketed	4,789,451	4,713,937	4,699,694	4,690,343
Cable television and residential telephony only subscribers	1,091,780	1,141,158	984,765	945,486

Dual or triple service subscribers (2)	1,096,409	1,218,294	1,228,586	1,223,700
Cable television only subscribers	153,201	138,053	116,508	111,078
Residential telephony only subscribers	441,731	401,286	395,133	387,937
Internet only subscribers	*	7,986	18,398	21,007

Total residential subscribers	1,691,341	1,765,619	1,758,625	1,743,722

Household penetration	35.3%	37.5%	37.4%	37.2%
Average household churn (3)	*	*	18.2%	17.6%
Percentage of triple service subscribers (2)	0.3%	3.3%	10.4%	11.9%
Percentage of dual or triple service subscribers (2)	64.8%	69.0%	69.9%	70.2%
Average monthly revenue per subscriber (4)	£37.45	£40.03	£41.80	£41.83
Cable Television
Cable television subscribers—analogue	910,415	617,958	436,339	386,239
Cable television subscribers—digital	339,195	723,826	857,472	887,306

Total cable television subscribers	1,249,610	1,341,784	1,293,811	1,273,545

Penetration (5)	26.1%	28.5%	27.5%	27.2%
Average subscriber churn rate (6)	26.0%	18.7%	21.5%	21.8%
Average monthly revenue per subscriber (7)	£19.50	£20.75	£20.82	£20.50
Residential Telephony
3-2-1 subscribers	1,538,140	1,461,243	1,253,662	1,219,986
Talk Unlimited subscribers	N/A	154,566	360,662	381,620

Total residential telephony subscribers	1,538,140	1,615,809	1,614,324	1,601,606

Residential telephony penetration (8)	32.2%	34.3%	34.4%	34.2%
Residential telephone lines	1,706,159	1,762,312	1,717,191	1,696,483
Second line penetration	10.9%	9.1%	6.4%	5.9%
Average subscriber churn rate (9)	19.8%	16.5%	17.3%	16.9%
Average monthly revenue per line (10)	£22.92	£22.79	£23.16	£22.49
Average monthly revenue per subscriber (11)	£25.54	£25.09	£24.92	£23.88
Internet Subscribers
Blueyonder broadband	6,893	85,122	262,219	299,221
Blueyonder SurfUnlimited	104,983	184,034	193,201	199,774
Blueyonder pay-as-you-go	175,387	119,295	85,025	72,481

Total Internet subscribers	287,263	388,451	540,445	571,476

Blueyonder Broadband
Average subscriber churn rate (12)	N/A	7.5%	12.4%	12.8%
Average monthly revenue per subscriber (13)	N/A	£25.21	£25.12	£22.50
Business Division
Business customer accounts	66,507	72,934	73,746	72,662
Business telephony lines	365,535	444,998	466,820	463,484
Average business lines per customer account (14)	5.5	6.1	6.3	6.4
Average annualized monthly revenue per business line (15)	£48.08	£44.12	£41.96	£41.81
Annualized revenue per customer account (16)	£3,070	£3,137	£3,114	£3,134
Content Division
Pay multichannel subscribers	9,565,325	10,504,118	9,764,233	9,916,011
Flextech share of basic viewing (17)	23.1%	20.4%	20.4%	18.7%
Share of total television advertising revenues (18)	2.7%	3.0%	3.4%	4.0%

*	Data not available.

Notes:

(1)	Includes operating statistics and the results of Flextech from April 19, 2000 (the date we acquired Flextech) and the results of Eurobell from November 1, 2000 (the date we acquired Eurobell).
(2)	Dual service subscribers are those subscribers who take two of our cable television, residential telephony and broadband internet services; triple services subscribers are those subscribers who take three of these services; and dual or triple service subscribers are those subscribers who take two or all three of these services.
(3)	Average household churn for the period is calculated on a rolling 12-month basis and represents (i) the total number of residential subscribers who disconnected or who were disconnected during such period, divided by (ii) the average number of residential customers in such period.
(4)	Average monthly revenue per subscriber (often referred to as “ARPU” or “Average Revenue per User”) represents (i) the average monthly revenue of residential subscribers for such period, divided by (ii) the average number of residential subscribers in such period.
(5)	Cable television penetration at a specified date represents (i) the total number of cable television subscribers at such date, divided by (ii) the total number of homes passed and marketed for cable television at such date.
(6)	Average cable television subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of cable television subscribers who terminated basic services or whose services were terminated during such period, divided by (ii) the average number of cable television subscribers in such period.
(7)	Average monthly revenue per cable television subscriber for each period represents (i) the average monthly cable television revenue for such period, divided by (ii) the average number of cable television subscribers in such period.
(8)	Residential telephony penetration at a specified date represents (i) the total number of residential cable telephony subscribers at such date, divided by (ii) the total number of homes passed and marketed for residential cable telephony at such date.
(9)	Average residential telephony subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of residential cable telephony subscribers who terminated telephony services or whose services were terminated during such period, divided by (ii) the average number of residential cable telephony subscribers in such period.
(10)	Average monthly revenue per residential telephony line for each period represents (i) the average monthly residential cable telephony revenue for such period, divided by (ii) the average number of residential cable telephony lines in such period.
(11)	Average monthly revenue per residential telephony subscriber for each period represents (i) the average monthly residential cable telephony revenue for such period, divided by (ii) the average number of residential cable telephony subscribers in such period.
(12)	Average blueyonder broadband subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of blueyonder broadband subscribers who terminated their services or whose services were terminated during such period, divided by (ii) the average number of blueyonder broadband subscribers in such period.
(13)	Average monthly revenue per blueyonder broadband subscriber for each period represents (i) the average monthly blueyonder broadband revenue for such period, divided by (ii) the average number of blueyonder broadband subscribers in such period.
(14)	Average number of business lines per customer account at a specified date represents (i) the number of business cable telephony lines at such date, divided by (ii) the number of business cable telephony customer accounts at such date.
(15)	Average annualized monthly revenue per business line represents (i) the average monthly business services revenue for such period, divided by (ii) the average number of business lines in such period.
(16)	Average annualized revenue per customer account represents (i) the average monthly business services revenue for such period, divided by (ii) the average number of business services customers in such period, multiplied by 12 months.
(17)	Basic viewing over 24 hours in pay-television homes.
(18)	Includes Flextech’s wholly owned channels and UKTV’s advertising revenues.

Cable Segment

Consumer Division

We market all our residential services (comprised of cable television, telephony and internet services) under the “Telewest Broadband” brand name. In line with the new long range plan, the division aims to shift focus from acquiring customers to increasing average revenue per user and reducing churn by acquiring and retaining the most profitable customers.

Our intention is to focus on providing core bundled products (cable television, telephony and broadband internet) to drive the number of dual and triple-play customers.

As part of this strategy we recently implemented a new pricing policy in respect of all of our products and services, including our digital television services. The new pricing policy is intended to:

•	enable us to increase average revenue per user;

•	drive our “triple-play” customer base;

•	increase free cash flow;

•	emphasize product offerings where we have a competitive edge; and

•	ensure that we sell only profitable product combinations.

In accordance with our strategy to acquire and retain the most profitable customers, we have recently introduced an up-front payment (offset against any installation fee or subscriber payment) for all new customers. As at March 31, 2003, we had approximately 207,000 “triple-play” customers subscribing to broadband internet, telephony and cable television services accounting for just under 12% of our customer base. This triple-play base, which represents our most profitable customer segment, has increased rapidly and is a result of the strategy of leading in broadband and targeting the most profitable customers.

Cable Television

We seek to provide a wide range of attractive programming, including news and information, general interest, business, children’s, international, music and sports programming, over our analogue and digital television platforms. We obtain some of our programming from Flextech (our Content Division) and the balance from a variety of sources, including BSkyB, terrestrial broadcasters and other programming suppliers.

We offer multichannel analogue and digital television services in all of the areas in which we operate except our Eurobell South-East and Cabletime areas where we now offer only our analogue service. We currently intend to update our network over the next several years so that we may deliver digital television services to our approximately 81,000 Cabletime subscribers. When most of our existing customers have migrated from analogue to digital services, we expect to phase out our analogue service.

Cable television is our product with the highest up-front investment and lowest margins. As a result, our focus is on acquiring profitable customers rather than overall subscriber growth. For example, we raised prices earlier this year, with the largest increases falling on the lowest profitability customers who were just subscribing to our entry-level cable television package.

As at March 31, 2003, we had approximately 1,274,000 television subscribers.

Digital Television Services

Our digital television service comprises a wide array of television and radio channels, pay-per-view films, interactive services, including enhanced “red-button” functionality, and television e-mail. As at March 31, 2003, we had an installed base of approximately 887,000 digital television subscribers representing approximately 70% of our total cable television subscriber base. Digital television allows greater customer choice than our analogue services and also includes interactive services and an electronic program guide.

In 2002, we tested and implemented Liberate 1.2 software across our digital television platform. The software provides our digital cable customers with a range of additional “red button” services, interlinked in real time to the actual television program, which are currently intended to comprise shopping, games, interactive advertising and additional program information.

We offer combined digital television and telephony packages to which may be added one or more premium channels (e.g. movie and sport channels) for an additional monthly fee. All of our digital television customers can also purchase pay-per-view films provided by Front Row (a joint venture which we own jointly with NTL Incorporated). Digital television customers can also purchase pay-per-view Barclaycard FA Premier League football matches, “Sky Box Office” events and adult content programming. In addition, customers who wish to subscribe to cable television on a stand-alone basis must now take our top-tier basic package, Supreme.

In order to enhance the attractiveness of our basic CATV packages, we have introduced new channels to these packages. For example, Sky One, the Hallmark Channel, UK Gold +1 and Living +1 have been added to our “Essential” package and Sky Sports News and UK History have been added to our “Starter” package. These packages accounted for approximately 35.1% and 16.9%, respectively, of our digital TV base at March 31, 2003.

In March 2003, by agreement with BSkyB, we began to provide digital television subscribers with Sky Multiplex, comprising nine movie channels. Since January 2003, we have also launched nine new basic entertainment channels.

Analogue Television Services

We offer our customers more than 30 basic channels and 10 premium channels as part of our stand-alone and combined analogue service offerings. Some of our channels operate throughout the day and others operate for only part of the day and share a “channel” position. When most of our existing customers have migrated from analogue to digital services, we expect to phase out our analogue services.

Internet Services

High speed (blueyonder broadband) Internet Service

In March 2000, we launched “blueyonder broadband,” our 512 Kb high speed internet service. As at May 31, 2003, we had approximately 320,000 blueyonder broadband subscribers. Blueyonder broadband is now available to all of our subscribers, except those in the Eurobell South-East and Cabletime areas.

We currently intend to update our network over the next several years so that we may deliver blueyonder broadband to our approximately 81,000 Cabletime subscribers.

Using the National Network and our interactive services platform, blueyonder broadband offers high speed access to the internet. Customers currently access this service via cable modems linked to personal computers and have unlimited and continuous access to internet content for a monthly subscription fee. We also offer blueyonder broadband via wired connections to modems in digital television set-top boxes and are currently testing a wireless connection.

In June 2002, we launched our 1 Mb blueyonder broadband residential internet service, following an extensive trial with 1,500 Scottish customers. This service offers a continuous cable connection to the internet and enables our customers to download music and software more quickly than is possible with the blueyonder broadband 512 Kb service, share larger files and benefit from enhanced full screen video and audio streaming. As at May 1, 2003, we had approximately 31,000 subscribers (or approximately 10% of our broadband subscribers) for our 1 Mb service. On May 12, 2003, we announced the launch of a 2 Mb blueyonder broadband residential internet service following a successful trial with 1,500 customers. The 2 Mb service is 40 times faster than traditional dial-up internet services and substantially faster than the broadband internet services currently offered by BT, AOL or Freeserve.

Blueyonder broadband is successful in attracting new customers to our services. For example, in the fourth quarter of 2002 and first quarter of 2003, approximately 40% and 39%, respectively, of blueyonder broadband installations were for subscribers new to our services.

We recently launched a self-installation option for blueyonder broadband, available to existing digital television subscribers, making it the lowest permanent entry price to broadband internet in the UK. The new self-install packs are available to our approximately 887,000 existing digital TV subscribers and make use of cable modems embedded in set-top boxes. Self-installation is more convenient for some customers and improves cost efficiency as fewer visits to customer premises are required, and fewer stand-alone cable modems are needed. We are also performing trials on a wireless self-installation pack, which we intend to launch later this year.

Our blueyonder broadband internet services won several industry awards in 2002. In February, we collected the “Best Un-metered ISP” award for our blueyonder broadband dial-up and broadband services and the “Best Application Service” award for our blueyonder broadband workwise business product at the fourth annual Internet Service Providers Association Awards. In addition, our 1 Mb service was recently voted the “Best New Telecommunications” product for 2002 at the Computing Industry Awards. Industry experts and readers of the internet press have voted us “Best Broadband ISP,” “Most Satisfying British ISP” and “Best Gaming Service” at the Future UK Internet Awards 2002, and we have been voted “Best Cable Modem Service” by ISP Review.

Together with our dial-up internet services, described below, we had approximately 571,000 internet subscribers as at March 31, 2003.

Dial-up Internet Services

We also provide un-metered internet access for a flat fee under the brand name “SurfUnlimited.” As at March 31, 2003, we provided internet access to approximately 272,000 residential customers through our SurfUnlimited and pay-as-you-go internet services. SurfUnlimited introduces subscribers to a reliable fixed-fee un-metered service. During both the fourth quarter of 2002 and the first quarter of 2003, approximately 19% of our broadband installations were for subscribers who had migrated upward from SurfUnlimited.

Cable Telephony

We offer a wide range of high quality telephony services to our residential customers. We enhance our basic residential telephony service by offering additional services, such as call waiting, call barring (which prevents unauthorized outgoing calls), call diversion (call forwarding), three-way calling, voicemail, caller line identification and fully itemized monthly billing.

We offer “Talk Unlimited,” a fixed-fee residential telephony package with unlimited local and national calls (excluding calls to non-geographic, premium rate and mobile telephone numbers) as a stand-alone product or combined with pay-television packages. As at March 31, 2003, we had approximately 382,000 Talk Unlimited subscribers accounting for approximately 24% of all of our residential telephony subscribers.

At the beginning of 2003, we expanded our fixed-fee telephony service for subscribers by launching Talk Evenings and Weekends, a telephony service offering unlimited local and national evening and weekend calls to anywhere in the UK. In March 2003, we launched Talk International, which offers reduced rates to all international destinations, each for a flat monthly rate. We are also improving the value for our telephony consumers by offering free voicemail.

Sales and Marketing

We market all our residential services under the “Telewest Broadband” brand name.

Our marketing strategy is designed to acquire higher margin customers and increase average revenue per user while lowering selling costs. We rely primarily on integrated marketing campaigns, which combine radio, newspaper and poster advertising with telemarketing, direct mail and retail sales.

Customer Service

As at May 23, 2003, we employed approximately 2,000 full-time equivalent staff in customer service roles. Since the start of 2001 we consolidated our 12 customer service centers into seven. Customer service, however, remains a prime focus of ours which now has a dedicated customer service center to deal with all billing and collection operations. We improved our billing procedures by introducing a single bill combining charges for all of our products and services and “E-billing,” which enables customers to elect to receive their bills electronically.

On March 31, 2003, we opened a dedicated “National Movers Center” to improve the customer service provided to those customers who move house within our franchise area and to increase take-up of our products and services by people moving into “pre-wired” homes.

Business Division

Markets and Products

Our business division, which operates under the “Telewest Business” brand, is focused on the delivery of business communications solutions through an effective combination of voice, data and managed solutions services. Our local network infrastructure and the National Network allow us to offer a wide range of advanced communication services to businesses. Our main customers range from SMEs to larger targeted corporates and public sector organizations.

We believe that the business market, in particular multi-site organizations in the private and public sectors, represents an attractive opportunity because these organizations have complex requirements for communications services and the core capabilities of our network enable us to provide an array of managed network services (for example, advanced telephony, private networks and virtual private networks) to meet those requirements. In particular, these organizations:

•	have an increasing demand for bandwidth;

•	account for a significant percentage of the total UK business telecommunications spend; and

•	make buying decisions and need technical support locally.

Our business services range from simple voice and point-to-point private circuits to more specialized products including hybrid managed Centrex and our “IP Virtual Private Networks.” These advanced products enable customers to integrate voice, data and video transmission over a single network.

Our Carrier Services Unit offers managed services to telecommunications operators and ISPs as well as the use of our fiber-optic National Network for the handling of voice and data communications. This exploits our fixed network investment by providing additional revenues from the operations of other carriers. The Carrier Services Unit also focuses on strategic partnerships with larger carriers (for example, UK mobile telephone operators).

Sales and Marketing

Telewest Business is positioned as a high-quality, price-competitive solutions provider.

We employ direct sales forces who have specialist knowledge and experience within each of our target customer areas (i.e., SMEs, larger corporates, travel and public sector), with an understanding of their particular challenges and needs. Complex solutions are designed by our “Business Solutions Consultants” who are experts in the latest technologies and their applications.

We also employ our own telemarketing team to provide follow-up calls to our marketing campaigns. This team operates within our marketing communications group and their deployment significantly enhances response rates to our campaigns. The leads generated are passed through to the sales force.

For existing customers, our business account managers and service managers contact each major customer regularly to ensure service satisfaction and to market additional services appropriate for that customer.

Customer Service

A consistently high quality of service is central to the provision of services by Telewest Business from initial consultancy and advice to sales support and aftercare. Business customers require specialized customer service. This is provided through two dedicated call centers providing specialized fault handling and resolution services.

Networks

Our network consists of three parts: local distribution networks located in each area in which we operate, the National Network, linking all of these areas; and a broadband Internet Protocol (“IP”) services platform, overlaying the National Network, which provides the backbone for our interactive digital and high speed internet services. The network consists of approximately 65,000 kilometers of fiber and coaxial cable and various high capacity electronics.

Local Distribution Networks

Broadband

We provide broadband services using hybrid fiber-coaxial network architecture. Analogue television signals are received at regional headends either from satellite or terrestrial antennas, and digital television signals are received from our national digital headend. Both are then transmitted via the local distribution networks. Our networks use multiple fiber-optic cables to transmit signals from the regional headends to fiber nodes dedicated to small clusters of about 500 homes, at which point we use high bandwidth coaxial cable to distribute the signals to individual customer homes. Our network has a high bandwidth (typically 750MHz) and is capable of two-way, high speed data transfer.

In the UK, cable operators generally have been required to install cable underground. Our network architecture is particularly suited to this environment because it is essentially service transparent, thereby allowing future service upgrades to be implemented (within current bandwidth constraints) primarily at the headend and/or customer premises, without the need for extensive, expensive and time-consuming upgrading of the underground network. For example, our digital television and high speed internet services were introduced primarily through changes to headend and customer premises equipment, rather than changes to the underground network.

Cable Telephony

We provide telephony services using an “overlay” distribution network, which shares the same physical underground infrastructure as the broadband hybrid fiber-coaxial network and is connected to digital switches which have been installed in each of the areas in which we operate. The switches enable us to complete, within our own networks, local calls between our customers. In addition, they provide us with flexibility in selecting interconnection carriers for calls that terminate outside our networks. The digital switches also enable us to gather information about customer calling patterns, which can be used to structure customized call pricing plans and discount programs, and to monitor fraud by identifying unusual or excessive call activity at an early stage. In addition to offering basic telephony services, the switches support enhanced calling features and complex services for businesses, including Centrex and ISDN services.

Digital telephony signals typically are transmitted using synchronous digital hierarchy (“SDH”) over fiber-optic cable to a 500 home node, at which point the signal is converted to a conventional telephony signal and distributed to customers over twisted copper pairs. In addition, direct fiber connections can be made to businesses to deliver a wide range of higher-capacity data services.

Throughout most of the areas in which we operate, both the hybrid fiber-coaxial and overlay networks have been built to enable delivery of both broadband and telephony services to customers.

Our overlay distribution network also enables us to provide businesses with a variety of data services ranging from private circuits to managed fiber networks.

The National Network

The National Network links all of our areas of operation and consists of approximately 6,300 kilometers of high capacity, multi-fiber-optic cable, as well as fully resilient state-of-the-art SDH.

We use the National Network in a number of ways. Each of our telephony switches is linked through the network, allowing a greater proportion of calls to remain solely within our network, thereby saving on interconnection costs. The network is also used to distribute all of our digital and analogue television channels from our national head end in Knowsley to each of our areas of operation.

In common with all other UK telecommunications operators, a proportion of our fiber-optic cable (making up the National Network) is owned by other licensed operators and is leased to us on an “indefeasible rights of use” basis. These indefeasible rights of use have, in some cases, unexpired terms of up to 25 years before we are able to acquire ownership of the fiber or duct outright (see “Risk Factors—Maintenance and upgrades of networks”).

Internet Protocol (“IP”) Network

In 1999, we augmented the National Network with a national IP network and commenced deployment of a broadband IP services platform, which has now been completed. The IP network consists of 54 high-capacity IP routers located in our existing facilities. This network provides the backbone for our interactive digital television services as well as our high speed internet services. In addition, the network is also used to deliver a range of IP virtual private network based data services to business customers.

The broadband IP services platform has been deployed in parallel with our digital television and high speed internet services. This platform consists of a range of application servers, application software and customer premises equipment such as our digital set-top boxes and cable modems.

Content Segment (Flextech)

The core business of Flextech is the supply of basic television channels and related services to the UK pay-television broadcasting market.

Flextech, together with UKTV, our joint venture with BBC Worldwide, is the largest supplier of basic (i.e., non-premium) thematic channels to the UK pay-television broadcasting market, supplying approximately 18.7% of the UK’s basic viewing in multichannel television homes in the first quarter of 2003. Flextech has four wholly owned pay channels: Living TV, Bravo, Trouble and Challenge TV and is also BBC Worldwide’s 50:50 partner in “UKTV,” which currently has six pay channels: UK Gold, UK Gold 2, UK Style, UK Horizons, UK Drama and UK Food. Flextech also owns two multiplexed channel (Living TV +1 and Bravo +1) and has an interest in three multiplexed channels operated by UKTV: UK Gold +1, UK Style +1 and UK Horizons +1.

Depending upon the distribution agreement with the platform operator and the package chosen by the customer, our wholly owned and UKTV channels are available on our own analogue and digital platforms, BSkyB’s digital platform and NTL Incorporated’s analogue and digital platforms. These channels generate revenue based on the number of customers subscribing to programming packages carried by the relevant platform operators. Further revenues are generated by the sale of airtime and sponsorship to advertisers and advertising agencies by Flextech’s advertising sales department. Flextech (and UKTV) are also represented on Freeview, the free to air digital terrestrial television (“DTT”) platform launched by the BBC, BSkyB and Crown Castle International on October 30, 2002. In October 2002, UKTV launched UK History and, in January 2003, Flextech launched Ftn and UKTV launched UK Bright Ideas. All three channels are available on all multichannel platforms. Ftn, which broadcasts between 6 p.m. and 6 a.m., and UK Bright Ideas, which broadcasts between 6 a.m. and 6 p.m., are separate channels with distinct 12 hour offerings which jointly fill one of the 24-hour general entertainment slots available on Freeview. UK History, UK Bright Ideas and Ftn are solely reliant on advertising revenues.

Flextech intends to become a significant force in multi-channel television by leveraging the Group’s relationship with the BBC, through UKTV, by targeting niche markets with the Group’s wholly owned channels and by monetising increasingly valuable airtime.

Sources of Supply

Programming

Our contracts with programming suppliers generally run from twelve months to five years. In general, we pay for our basic programming based on the number of customers subscribing to a particular channel. Some of our programming contracts also provide volume discounts that reduce per-subscriber charges as the number of customers subscribing to a channel increases.

We obtain a significant amount of our premium programming and some of our basic programming under various arrangements with BSkyB, the exclusive supplier of most significant premium programming in the UK. BSkyB’s programming is generally popular in the UK and is important in terms of attracting and retaining cable television customers. We currently purchase premium programming from BSkyB pursuant to an industry rate card. The industry rate card sets out the pricing for the supply of programming by BSkyB to UK cable operators that do not have separate agreements with BSkyB.

In January 2000, the Office of Fair Trading launched a competition review of BSkyB’s pay-television activities, including its supply of premium channels on a wholesale basis to us. On December 17, 2002, the Office of Fair Trading announced that BSkyB had been found to occupy a dominant position in the market for the wholesale supply of premium sports and films channels, but that BSkyB had not been found to have abused that dominant market position in violation of Chapter II of the Competition Act 1998. The Office of Fair Trading concluded that:

•	there were insufficient grounds to conclude that BSkyB had exerted an anti-competitive “margin squeeze” against our pay-television competitors by setting its wholesale prices for premium channels at a level that would prevent other distributors with the same efficiency as BSkyB from making a profit; the investigation found, however, that BSkyB’s behavior was “borderline” in this respect;

•	there were insufficient grounds for a finding that BSkyB had committed an infringement through its “mixed bundling” (i.e., offering packages of channels at a discount to the aggregate individual prices of the channels) by anti-competitively offering discounts on additional premium channels taken by subscribers, restricting the entry of new channels into the market; and

•	the discounts offered by BSkyB to distributors of its premium channels did not restrict entry into channel supply and were not, therefore, anti-competitive.

Following the Office of Fair Trading ruling, we entered into negotiations regarding a new commercial agreement with BSkyB for the provision of premium channels. We have now reached a provisional non-binding agreement with BSkyB, but a final agreement is conditional on detailed documentation and the approval of the UK Office of Telecommunications.

Our other significant suppliers include Viacom, Discovery and Turner (AOL/Time Warner) (see “Item 3. Key Information—D. Risk Factors—Limited access to programming supply” for a description of risks relating to the supply of programming).

Services and equipment

We obtain services and equipment for the construction and operation of our cable systems from numerous independent suppliers. We believe that we can purchase substantially all of the services and equipment we need to operate our business from more than one source. However, if the supplier of a product that involves significant lead time for production and delivery were to be unwilling or unable to supply us, we could suffer disruptions in the operation of our business, which could have an adverse effect on our results. We own almost all of the cable network equipment utilized on our network other than our digital telephony switches, which are being leased under finance leases from, inter alia, Nortel plc and certain subsidiaries of The Royal Bank of Scotland plc which are in default as a result of steps taken to effect the Financial Restructuring (see “Item 3. Key Information—D. Risk Factors—Defaults under our licenses and contracts”).

Competition

Our broadband products and services compete with those of a wide range of companies that use a variety of sophisticated and rapidly changing technologies. We face strong competition in all the markets in which we operate.

Cable Television

The principal competitors of our cable television business are the following:

Terrestrial

Analogue terrestrial television viewing in the UK has long been one of the most popular forms of entertainment, and daily viewing time in the UK has been among the highest in the world. Although the five free-to-air analogue terrestrial television channels in the UK are generally perceived as providing high-quality programming, we believe that many viewers have a desire for a wider variety of television programming. We believe that acceptance of alternative programming, together with the relatively high penetration of direct to home (“DTH”) satellite services and digital terrestrial television (“DTT”), demonstrates a willingness by many consumers in the UK to pay for additional programming.

Digital Television Services

Competition in the pay-television market has dramatically increased since the launch by BSkyB and ITV Digital (which has now ceased operations and has been effectively replaced by Freeview) of their respective DTH satellite and digital terrestrial television services in October 1998 and November 1998, respectively. Competition in this market was further enhanced by offers of free set-top boxes from BSkyB and its offer to bundle free internet access and discounted indirect telephony access with its digital television service. BSkyB has stated that it intends to discontinue the supply of free set-top boxes in the future, and it is impossible to predict how this will affect competition in the market for digital television services.

DTH Satellite

BSkyB is the sole distributor of pay-satellite television programming in the UK and is our principal competitor in the UK pay-television broadcasting market as well as one of our most important sources of programming. BSkyB currently offers its DTH satellite service customers pay-per-view services throughout the UK, including in the areas in which we operate. As at March 31, 2003, BSkyB claimed to have approximately 6.7 million digital television subscribers, which allows it to purchase programming from third parties under advantageous terms and to distribute that programming and its own premium and basic programming to our subscribers at prices that may be less than the prices that we charge our subscribers for programming. As explained in “Risk Factors—Limited access to programming supply” a significant amount of our premium programming and some of our basic programming is obtained from BSkyB.

BSkyB has launched Sky+, a personal video recorder product that allows television viewers to “time-shift” programming. As explained above in “Risk Factors”, we currently do not market a product that is comparable to Sky+ which could adversely affect our business.

DTT

Freeview, the free-to-air DTT service, currently offers approximately 30 free digital television and radio channels including BBC Three, BBC Four, CBeebies and ITV2 as well as digital versions of the five terrestrial channels. Freeview is generally available to consumers who purchase a set-top box (currently retailing for less than £100) that plugs into an analogue television and to consumers that own an integrated digital television. The UK Government has approved a wide range of additional free-to-view channels which are being produced by the BBC, some of which will be available on our platform. Data released by the Independent Television Commission estimated that as at March 31, 2002, approximately 600,000 set-top boxes had been sold for Freeview, and it reached 1,610,000 homes. As explained above in “Risk Factors”, Freeview and free-to-view channels could materially adversely affect our business operating results.

Interactive Services

There are a small number of service providers that operate pay-per-view-type interactive services on the BT broadband network. If the market develops for these types of interactive services, our business, operating results and financial condition could be materially adversely affected.

New Technologies

There are now a range of service providers using both the BT ADSL wholesale service and unbundled BT local loop network to provide broadband services to retail customers.

Five mobile networks have been awarded 3G licenses in the UK. Of these, only “3,” operated by Hutchinson 3G Limited, has commercially launched its broadband/3G service. However, it is anticipated that the other mobile networks will do so during 2003. This will widen competition in the provision of broadband services.

Cable Telephony

Competition in both the residential and business telephony markets is increasing, principally as a result of general price competition, the introduction of carrier pre-selection, number portability and as a result of the continued growth of mobile operators and mobile telephony as a substitute for fixed line telephony.

BT, our principal competitor in the residential telephony market, has an established market presence, a fully built network and resources substantially greater than our own. As BT provides over 81% of all UK residential telephony lines, our ability to convince consumers to choose our services over those of BT will largely determine our success in the residential telephony market.

In addition, we incur a significant amount of costs relating to the interconnect/call termination rates charged by UK mobile phone networks. Following a consultation in September 2001, the Office of Telecommunications announced that it intended to impose a price cap of the retail price index (RPI) less 12% on the interconnection/call termination rates of the UK mobile networks. This decision was rejected by all four mobile operators and referred to the Competition Commission in January 2002. In January 2003, the Competition Commission concluded that the termination charges of the four mobile operators operated against the public interest and were 30-40% above a fair charge. It recommended that each mobile network operator be required to reduce its level of total termination charge by 15% in real terms by July 25, 2003. The Competition

Commission also recommended that O2’s and Vodafone’s charges should be subject to a further reduction of RPI-15% between July 25 and March 31, 2004 and for each of the two subsequent financial years, and that Orange’s and T-Mobile’s charges should be reduced by RPI-14% in each of these subsequent two time periods.

The Director General of Telecommunications and the Office of Telecommunications have accepted the Competition Commission’s conclusion of a one-off reduction of 15% by July 2003. Formal license modifications to the operators’ licenses are currently being considered. It is anticipated that the modifications will be in place in by July 2003. Arrangements for the control of termination charges after July 25, 2003 will be considered in a market review to be undertaken by the Office of Telecommunications.

The Competition Commission’s report and the UK Office of Telecommunications’ proposed implementation of its conclusions is subject to judicial review proceedings brought by Vodafone, T-Mobile and Orange. The request by the mobile operators to the courts for leave to bring the proceedings was heard at the end of June 2003. The court denied the request, but the mobile operators have the right to appeal.

Mobile interconnect costs are a significant cost to our business. We will be exploring options to provide new telephone packages in the light of any changes to the charges we incur in respect of interconnect/call termination rates that are imposed on the mobile networks.

We believe that price is an important factor influencing UK customers to choose a telephony provider. BT has continued to modify its telephony rate structure by increasing line rental charges, decreasing the cost of its calls and generally moving towards fixed price bundled tariffs. On April 2, 2003, BT announced that it was implementing a new pricing schedule which it claimed would provide savings on weekend and evening calls when compared to the price of its competitors, including us. Regulatory and competitive pressures may cause BT to reduce its prices further. As explained above in “Risk Factors”, although we intend to remain competitive, changes in BT’s price structure may adversely affect our financial condition and results of operations.

BT is also our principal competitor in the business telephony market and provides over 82% of all UK business telephony lines. Business telephony providers compete on price, range and quality of services provided, and we expect price competition to intensify among existing and new market participants in the voice market. As explained above in “Risk Factors”, we expect competition to intensify among existing and new market participants in the voice market which could affect our ability to compete effectively in the business telephony market.

We also compete for residential and business customers with mobile network operators. Competition from these operators could increase further, particularly if their call charges are reduced further or their service offerings are expanded or improved.

Five mobile networks have been awarded 3G licenses in the UK. Of these, only “3,” operated by Hutchinson 3G Limited, has commercially launched its broadband/3G service. However, it is anticipated that the other mobile networks will do so during 2003. This will widen competition in the provision of broadband services.

There are now a range of service providers using both the BT ADSL wholesale service and unbundled BT local loop network to provide broadband services to retail customers.

Internet Services

SurfUnlimited, our blueyonder pay-as-you-go dial-up access product, and blueyonder broadband all compete in a rapidly evolving market place and with products and services provided by companies in the telecommunications, information, media, entertainment and advertising fields. These products compete for usage, subscribers, advertising and e-commerce with a variety of companies offering dial-up and high speed internet services, including America Online, Freeserve, Microsoft and BT.

“BTopenworld,” BT’s high speed internet service and broadband portal based on ADSL technology, operates at speeds comparable to those of our 512 Kb blueyonder broadband service. According to BT, as at May 16, 2003, it had approximately 319,000 subscribers to its BT Openworld Service. BT also offers a wholesale version of this service. In addition, following the Office of Telecommunications’ decision to mandate that BT offer wholesale access to any high-bandwidth capacity that it rolls out (i.e., ADSL) and allow unbundled access to its local access loops to those ISPs that wish to install their own broadband equipment at BT’s local exchanges, several companies have launched competing ADSL-based, high speed internet services. The regulation of BT’s wholesale broadband services has an indirect effect on our retail broadband services.

In early 2002, BT announced reductions in the wholesale price of its broadband (ADSL) line rental and its intention to embark on joint marketing projects with its wholesale ADSL customers. At the same time, BT Openworld, BT’s mass market ISP, announced that it would reduce the price it charged for broadband. In April 2002, BT announced the launch of new retail broadband products, including “BT Broadband,” that will compete with our blueyonder broadband product. “BT Broadband” will not provide value-added services such as e-mail, free personal web space and content as part of this “no frills” service, but instead will allow its customers to choose the portfolio of services and content they want. BT Broadband is facilitated by a “plug and play” set-up that customers can install themselves. According to BT, as at May 16, 2003, it had 171,000 subscribers to its BT Broadband service. BT made this service widely available in the autumn of 2002. Our 1 Mb and 2 MB blueyonder residential internet services currently operate at speeds faster than BT’s broadband service and the services of ADSL providers using BT’s network. If our blueyonder broadband product does not develop and sustain market acceptance, our business, operating results and financial condition could be materially adversely affected.

In October 2002, BT and BSkyB announced that BSkyB would sell BT broadband services on a promotional basis to BSkyB’s digital television customers, which could adversely affect our financial condition and results of operations, as explained above in “Risk Factors.”

We do not currently provide our blueyonder broadband services on a wholesale basis and have no intention of doing so in the future. In contrast, NTL announced on December 5, 2002, that it had agreed with AOL Broadband, the broadband division of AOL, to deliver AOL’s broadband service over NTL’s cable network. We are currently not required to provide a wholesale broadband service. The UK Office of Telecommunications’ current market review of the broadband internet market (undertaken for the purpose of implementing the EU Directive on the Access to and Interconnection of Electronic Communications Networks and Services) does not include any proposal to require us to offer a wholesale broadband service.

Regulatory Matters

Overview

The principal regulators of the UK cable television and telephony industry are the Independent Television Commission, the Director General of Telecommunications (supported by the Office of Telecommunications), the Director General of Fair Trading (supported by the Office of Fair Trading), the Department of Trade and Industry, and the Department of Culture, Media and Sport.

In March 2002, the Communications Act 2002 was enacted, which provided for the establishment of the Office of Communications. The Office of Communications’ initial function is to facilitate, in conjunction with the existing regulators, the implementation of proposals concerning the substantive reform of communications regulation in the UK. The Communications Bill was introduced by the Government to the House of Commons on November 19, 2002 and is currently being considered by Parliament. Once enacted, this legislation will transfer the regulatory functions of the Director General of Telecommunications/the Office of Telecommunications, the Independent Television Commission, the Broadcasting Standards Commission, the Radio Authority and the Radiocommunications Agency (an executive agency of the Department of Trade and Industry) to the Office of Communications.

Regulatory Authorities

The Independent Television Commission

The Independent Television Commission licenses and regulates the provision of commercial television broadcasting under the Broadcasting Acts of 1990 and 1996. Its functions are, among other things, to grant licenses for television broadcasting activities (including cable television licenses) and to regulate the commercial television sector by issuing codes on programming, advertising and sponsorship, monitoring programming content and enforcing compliance with the Broadcasting Acts and license conditions. The Independent Television Commission has the power to vary licenses, impose fines and revoke licenses in the event of a breach of license conditions. It also enforces ownership restrictions on those who hold or may hold an interest in licenses issued under the Broadcasting Act 1990 and is overseeing the introduction of digital television in the UK.

The Office of Telecommunications

The position of Director General of Telecommunications was established under the Telecommunications Act. The Director General of Telecommunications’ work is supported by dedicated staff at the Office of Telecommunications. The Director General of Telecommunications is an independent, non-ministerial regulator. The functions of the Director General of Telecommunications/the Office of Telecommunications under the Telecommunications Act include monitoring and enforcing compliance with Telecommunications Act license conditions, advising the Secretary of State for Trade and Industry on telecommunications issues, investigating complaints and exercising concurrent jurisdiction with the Office of Fair Trading under the Competition Act 1998 in respect of telecommunications markets. In exercising his functions, the Director General of Telecommunications has duties to promote the interests of consumers and to maintain and promote effective competition. The Director General of Telecommunications may modify Telecommunications Act license conditions either with the agreement of the licensee and following a statutory period of public consultation or, if necessary, following a reference to the Competition Commission to determine whether the modification is necessary in the public interest. The Director General of Telecommunications is also empowered to issue enforcement orders requiring compliance, where the conditions of a Telecommunications Act license have been breached.

The Office of Fair Trading

Pursuant to the Competition Act 1998, the Director General of Telecommunications and the Director General of Fair Trading share concurrent responsibility for enforcing UK competition law in the telecommunications sector in respect of anti-competitive agreements and abuses of a dominant market position. The Office of Telecommunications and the Office of Fair Trading have issued a joint guideline (“The Application of the Competition Act in the Telecommunications Sector”) explaining how this concurrent jurisdiction is exercised. That guideline explains how the Competition Act 1998 is enforced in the telecommunications sector, and the relationship between the Competition Act 1998 and the Telecommunications Act.

The Office of Fair Trading currently operates on behalf of the Director General of Fair Trading, whose formal role is to advise the Secretary of State for Trade and Industry. Once the Enterprise Act 2002, which was enacted on November 7, 2002, enters into force in 2003, it will establish the Office of Fair Trading as a corporate body headed by a Chairman, replacing the office of the Director General of Fair Trading. The role of the Secretary of State for Trade and Industry in Competition Act enforcement and merger appraisals (see “Risk Factors—Impact of UK Government and European regulation on future consolidation”) will be removed.

The Department of Trade and Industry

Under the Telecommunications Act, the Secretary of State for Trade and Industry is primarily responsible for overseeing telecommunications policy, implementing EU Directives and issuing all telecommunications licenses, after consultation with the Director General of Telecommunications. In practice, however, it is the Department of Trade and Industry, as the relevant government department, which fulfils these functions.

Department of Culture, Media and Sport

The Department of Culture, Media and Sport is responsible for, among other things, determining the principles of broadcasting and media ownership policy.

Cable Television Regulation

Cable Television and Satellite Television Licenses

We have a non-exclusive national broadcast license that allows us to distribute television services throughout the UK. We also hold 3 licensable program service (“LPS”) licenses that enable us to produce local programming, including local advertisements.

The television channels provided by Flextech are also regulated under the Broadcasting Acts of 1990 and 1996. Flextech provides all of its television channels by telecommunications satellite and by licensable telecommunications networks. Each television channel provided by satellite has its own satellite television service (“STS”) license granted by the Independent Television Commission. These satellite television licenses are granted on demand, subject to certain restrictions set out in the Broadcasting Act 1990. STS licenses are issued for a period of ten years. There are no prohibitions on re-applying for a new license once the old license has expired. There are no positive program obligations in terms of quality or diversity, but it is a condition of each license that the licensed service conforms to the consumer protection requirements and provisions of the Independent Television Commission codes on programming, advertising, sponsorship and advertising breaks.

The Independent Television Commission has a duty to ensure fair and effective competition in the provision of licensed services and services connected with them. Licenses issued by the Independent Television Commission have conditions, which prohibit practices or arrangements prejudicial to such competition.

The Independent Television Commission has the power to vary the terms of STS licenses but only after the licensee has been given a reasonable opportunity of making representations about any proposed variation and, where the proposal is to vary the license period, only where the licensee has consented to such variation.

Holders of satellite and cable television licenses are required to pay an annual license fee. The fees of the satellite licenses are related to the scale, scope and revenue-earning capacity of each television service and are based upon revenues from advertising, sponsorship and subscriptions. The current tariffs range from 0.0055% to 0.1810% of revenues (with a minimum fee of £500) and can be amended by the Independent Television Commission. The fee for the national cable television (local delivery service) license is related to the number of homes passed.

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

Ownership Restrictions

The Independent Television Commission has a general duty to ensure that cable television licenses and satellite television licenses are held by “fit and proper” persons. The Broadcasting Act 1990, as amended, also contains specific restrictions on the types of entities that may hold cable television licenses and satellite television licenses or interests therein or control the holders of such licenses.

The Communications Bill, which was introduced by the Government to the House of Commons on November 19, 2002 and is currently being considered by Parliament, proposes to remove foreign ownership restrictions in the UK media market.

Price Regulation of Cable Television

Cable television pricing in the UK is not subject to retail pricing restrictions, including price limitations, rate of return assumptions or similar mechanisms of the kind imposed under US cable regulations. The Independent Television Commission does not have the power to impose such price regulation. However, all pay-television services are subject to a “fair and effective competition” condition found in each license issued by the Independent Television Commission and the application of general competition law and, at the wholesale and retail level, examination by the Office of Fair Trading. In Particular, BSkyB as a wholesale supplier of premium channels has been investigated by the Office of Fair Trading to determine whether its wholesale pricing practices infringed the Chapter II prohibition of the Competition Act 1998. On December 17, 2002, the Office of Fair Trading announced that BSkyB occupied a dominant position on the market for the wholesale supply of premium sports and film channels but that there was insufficient evidence to conclude that various pricing practices of BSkyB at the wholesale level infringed competition law (see “Sources of Supply—Programming”).

Regulation of Digital Broadcasting

The Independent Television Commission and Digital Broadcasting

In addition to establishing the Independent Television Commission’s role in licensing and regulating commercial broadcast television services, the Broadcasting Act 1996 introduced provisions for the licensing of digital terrestrial broadcasting, (currently provided by Freeview (see “Competition—Digital Television Services”) which we believe will increase competition with respect to the cable television service provided by our operating companies.

Interoperability

We are currently in compliance with mandatory Independent Television Commission and European standards for digital television transmission, but we cannot provide assurance that our digital television systems will not be adversely affected by future European Directives or Independent Television Commission requirements on uniform standards.

In December 2001, the European Parliament and the European Council adopted a new Framework Directive, which included an obligation on the Member States, including the UK, to encourage the use of standards and/or specifications identified by the European Commission needed to encourage the harmonized provision of electronic communications networks and services and associated facilities. The scope of the obligation may extend to inter-operability within the digital television services market, including the area of open standards and applications programming interfaces (APIs), and, in particular digital video broadcasting on a multi-media highway platform (DVB-MHP) which relates to the applications programming interfaces used in digital television apparatus and infrastructure supporting the same. The European Commission has already stated that digital video broadcasting on a multi-media highway platform will be included in the List of Standards to be published under the Framework Directive. While our digital apparatus and network are not currently compliant with the digital video broadcasting on a multi-media highway platform standard, compliance with those standards is not currently compulsory at either the UK or European level. However, the European Commission has the right under the Framework Directive to make the list of standards compulsory where it has not been adequately implemented and the list of standards is necessary to ensure inter-operability and freedom of choice for users.

Telecommunications Regulation

Telecommunications Act Licenses

All existing Telecommunications Act licenses will cease on July 25, 2003 in accordance with the EU Communications Directive. Licenses granted pursuant to the Telecommunications Act will be replaced as of that date by a general authorization regime requiring advance notification, the payment of an administration charge and the adherence to certain general and specific conditions replacing the obligations in the present licenses. A description of the existing Telecommunications Act licensing regime is set out below.

A Telecommunications Act license authorizes a cable operator to operate and, if Telecommunications Code powers are attached to the license, install the physical network used to provide cable television and telecommunications services in the area to which the license relates. It also authorizes the operator to connect its system to other telecommunications systems.

We have three national telecommunications licenses, which allows us to provide telecommunications networks and services outside of the areas in which we operate. We currently have 41 franchise-specific Telecommunications Act licenses. All UK operating companies are also subject to class licenses for conditional access and access control, which contain additional obligations that may be triggered pursuant to an Office of Telecommunications determination. No such determination has been made against us.

Our Telecommunications Act licenses contain conditions regulating the manner in which we operate our telecommunications system; provide telecommunications services; connect our systems to others; and generally operate our business. Our Telecommunications Act licenses oblige us to maintain certain services, including operator services, directory enquiries and 999 emergency services (the UK equivalent of 911 services in the US). The Telecommunications Act licenses also contain a number of detailed provisions relating to the technical aspects of the licensed system (for example, numbering, metering and the use of technical interfaces) and the manner in which the licensee conducts its business. In addition, the Telecommunications Act licenses contain prohibitions on undue preference and discrimination in providing a service. Licensees are also subject to the Competition Act 1998 and certain terms reflecting the provisions of the European Directive on Access to and Interconnection of Electronic Communications Networks and Services (see below). A cable operator’s Telecommunications Act license requires the relevant licensee to comply with certain codes of practice and to provide information, which the Director General of Telecommunications may require to carry out his statutory functions. Telecommunications Act licenses also contain an obligation to provide number portability.

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

Telecommunications operators such as ourselves must now pay annual fees ranging between £3,000-£15,000. If the costs of the Director General of Telecommunications are estimated to be greater than all the fees collected, an extra fee may be levied on all operators. The total fee must not exceed 0.08% of the annual UK turnover of the business attributable to licensed activities, but this can be increased if the costs incurred are specifically due to the licensee’s activities.

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

A Telecommunications Act license may be revoked if the licensee fails to pay the license fees when due, fails to comply with an enforcement order, upon the occurrence of certain insolvency-related events or if the cable television license relating to the licensee’s system is revoked, in relation to franchise-specific licenses only. A Telecommunications Act license may also be revoked if, among other things, the licensee fails to give the required notification to the Department of Trade and Industry of changes in shareholdings and changes in control and agreements affecting control of the licensee, or if the Secretary of State believes that any such change would be against the interests of national security or the UK government’s international relations.

Service Obligations

A cable operator has no obligation under its various Telecommunications Act licenses to provide voice telephony services. Obligations concerning interconnection and price publication may be triggered at any point for the former and for the latter if are deemed to have “significant market power” and/or is deemed to have “market influence” (as defined below). We have not received any directions from the Office of Telecommunications stating that we are considered to have significant market power or market influence.

Telecommunications Code

Our franchise-specific and national Telecommunications Act licenses are subject to and have the benefit of the Telecommunications Code promulgated under the Telecommunications Act. The Telecommunications Code provides certain rights and obligations with respect to installing and maintaining equipment such as ducts, cables and cabinets on public or private land, including the installation of equipment on public highways. Cable operators also have the benefit of the New Roads and Street Works Act 1991, which provides them with the same rights and responsibilities with respect to construction on public highways as other public utilities.

European Directives

The United Kingdom is a Member State of the EU. As such, it is required to enact national legislation, which implements EU Directives. As a result, we have been significantly affected by regulation initiated at the EU level.

A series of new Directives will revise the regulatory regime concerning communications services across the EU. They include the following:

•	Directive 02/21/EC for a New Regulatory Framework for Electronic Communications Networks and Services (referred to as the Framework Directive);

•	Directive 02/20/EC on the Authorization of Electronic Communications Networks and Services (referred to as the Authorization Directive);

•	Directive 02/19/EC on Access to and Interconnection of, Electronic Communications Networks and Services (referred to as the Access Directive); and

•	Directive 02/22/EC on Universal Services and Users’ Rights relating to Electronic Networks and Services (referred to as the Universal Service Directive).

These new Directives will be implemented in the UK primarily by the proposed Communications Act. The deadline for implementation of the new Directives is July 2003. The UK Government has issued a set of interim regulations to address aspects of the new Directives should the Communications Act not be enacted by July 2003.

As part of the implementation of the Authorisation Directive, all of our telecommunications licenses will be revoked and replaced with general authorizations to operate. All entities providing communications services in the UK will be subject to the same authorizations and any company will, in principle, be able to provide electronic communications services.

As part of the implementation of the new Directives, the UK Office of Telecommunications is required to perform certain actions which include:

•	in relation to the Access Directive, a review of various communications markets in order to establish which operators in the UK have significant market power and should be subject to specific access regulation. So far, we have only been deemed to have significant market power in the fixed call termination market, along with all other UK operators. Our call termination rates are therefore subject to regulation as regards costs. In all other markets (including broadband internet) the UK Office of Telecommunications’ initial view is that we do not have significant market power and are therefore not subject to access obligations;

•	a consultation regarding the award of code powers under the new authorization regime; and

•	a consultation regarding metering and billing.

We do not expect any material changes to our operations as a result of the implementation of the new Directives. Indeed, in some areas, the implementation of the new Directives is expected to reduce the regulation of our operations.

Director General of Telecommunication: Implementation of Access Obligations under the New EU Directives

Following the finalization of the EU Directives, the Director General of Telecommunications issued guidelines in September 2002 for applying the access obligations contained within the Access Directive.

As of May 2003, the Director General of Telecommunications has not decided to impose open access (i.e., the opening of a telecommunications operator’s network to other operators) in respect of UK operators under existing UK and EU legislation.

Liberalization of Directory Enquiry (“DQ”) Services

In September 2001, the Director General of Telecommunications announced that he intended to liberalize the provision of DQ services, specifically in relation to access to DQ services by BT’s customers. The new DQ service regime was launched on BT and other networks on December 10, 2002. We have recently agreed with a third party provider called “The Number” to provide DQ services to customers on our network.

Calls to Mobiles

Following a consultation, in September 2001, the Director General of Telecommunications announced that he intended to impose a price cap of the retail price index (RPI) less 12% on the interconnection/call termination rates of the UK mobile networks. This decision was rejected by all four mobile operators and referred to the Competition Commission in January 2002. In January 2003, the Competition Commission concluded that the termination charges of the four mobile operators operated against the public interest and were 30-40% above a fair charge. It recommended that each mobile network operator be required to reduce its level of total termination charge by 15% in real terms by July 25, 2003. The Competition Commission also recommended that O2’s and Vodafone’s charges should be subject to a further reduction of “retail price index minus 15%” between July 25, 2003 and March 31, 2004 and for each of the two subsequent financial years, and that Orange’s and T-Mobile charges should be reduced by “retail price index minus 14%” in each of these subsequent two time periods. The DG had accepted the Competition Commission’s recommendation of a 15% reduction by July 2003 and must conduct a market review as to the position thereafter. Vodafone, T-Mobile and Orange have appealed the Competition Commission decision by means of judicial review.

Our Call Termination and Origination Rates

Following a dispute with BT as to the level of our call termination charges, in March 2002, the Office of Telecommunications ruled in our favor as to the level of charges we levy on BT for terminating calls on the our network. Such charges are levied on a pence-per-minute basis and are a revenue stream for us.

In addition, the Office of Telecommunications determined in August 2002 that we could set our own call origination rate for non-geographic calls (such as 0800 numbers). We are currently in negotiations with BT in order to implement this determination.

ORGANIZATIONAL STRUCTURE

We are a holding company and conduct our telecommunications and content activities through a series of direct and indirect subsidiaries.

Except where otherwise stated, we own indirectly 100% of the ordinary share capital of the following principal subsidiary companies. We also indirectly own preference shares in certain subsidiary companies, which are separately disclosed. The subsidiary companies are incorporated in Great Britain and registered in England and Wales except for the companies indicated by an asterisk (*), which are registered in Scotland, and the companies indicated by a double asterisk (**), which are registered in Jersey. The proportion of the ordinary shares held by us also represents the proportion of voting rights held by us with the exception of Cable Guide Limited, in which we hold 83.34% of the voting rights.

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

Subsidiaries:

Telewest Communications Holdco Limited (holding
company) (directly held)

Telewest Communications Networks Limited
(management company) (directly held)

Cable Guide Limited (publisher)
(we own indirectly 85% of the ordinary shares and
and 80% of the cumulative convertible preference
shares)

Telewest Communications (Central Lancashire)
Limited

Telewest Communications (Cotswolds) Limited

Telewest Communications (Cumbernauld) Limited*

Telewest Communications (Dumbarton) Limited*

Telewest Communications (Dundee & Perth) Limited*

Telewest Communications (East Lothian & Fife)
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

Telewest Communications (Midlands) Limited

Telewest Communications (Midlands & North West)
Limited

Telewest Communications (Motherwell) Limited*

Telewest Communications (North East) Limited

Telewest Communications (North West) Limited

Telewest Communications (Publications) Limited

Telewest Communications (Scotland) Limited*

Telewest Communications (South East) Limited

Telewest Communications (South Thames
Estuary) Limited

Telewest Communications (Southport) Limited

Telewest Communications (South West) Limited

Telewest Communications (St. Helens &
Knowsley) Limited

Telewest Communications (Telford) Limited

Telewest Communications (Wigan) Limited

Telewest Carrier Services Limited

Telewest Limited

Middlesex Cable Limited

Windsor Television Limited

Barnsley Cable Communications Limited

Bradford Cable Communications Limited

Doncaster Cable Communications Limited

Halifax Cable Communications Limited

Rotherham Cable Communications Limited

Sheffield Cable Communications Limited

Wakefield Cable Communications Limited

Yorkshire Cable Communications Limited

Imminus Limited

Birmingham Cable Limited

Cable Camden Limited

Cable Hackney and Islington Limited

Cable Haringey Limited

Cable Enfield Limited

Telewest Finance (Jersey) Limited**

Bravo TV Limited***

Flextech (1992) Limited***

Flextech Communications Limited***

Flextech Digital Broadcasting Limited***

Flextech Homeshopping Limited***
(we own indirectly 80% of the
ordinary shares)

Flextech Interactive Limited***

Flextech Investments (Jersey) Limited**

Flextech IVS Limited***

Flextech Living Health Limited***

Flextech Limited***

Flextech Rights Limited***

Flextech Television Limited***

Flextech Travel Channel Limited***

Florida Homeshopping Limited***
(we own indirectly 80% of the
ordinary shares)

TVS Television Limited***

UK Living Limited***

Flextech Broadband Limited ***

Interactive Digital Sales Limited***

Flextech Broadcasting Limited ***

Maidstone Broadcasting***

Minotaur International Limited ***

Blue Yonder Workwise Limited ***

Eurobell (West Kent) Limited

Network Gaming Consulting Limited***

Eurobell (Sussex) Limited

Eurobell (South West) Limited

PROPERTY, PLANT AND EQUIPMENT

Our principal properties consist of numerous offices, technical facilities, warehouses, customer service centers and retail outlets in our franchise areas and at our headquarters in Woking, Surrey. As of December 31, 2002, we owned and leased an aggregate of approximately 1,665,200 square feet (approximately 1,301,000 square feet of which was owned, or occupied pursuant to a long-term lease, and approximately 364,200 square feet of which was otherwise leased). Our current headquarters occupy approximately 102,000 square feet of leased space located in Woking, Surrey. In November 2002, a property rationalization program was commenced following a reduction in headcount during that year. We believe that there is an opportunity to re-assess the square footage that we currently occupy. We believe that our current properties are adequate for our current needs and additional space can be obtained on reasonable terms to accommodate future growth, if needed.

Details of our principal premises are summarized below:

(i) Freehold Properties

Address	Current Use	Approximate Area (square feet)
School Lane Knowsley Industrial Estate Knowsley Merseyside	Group data center, digital headend, technical center and call center	56,000

Unit 550 and Unit 700 Aztec West Waterside Drive Almondsbury Bristol	Office and technical facility	30,000

Units 3 and 4 Midpoint Business Park Staverton Cheltenham	Offices, stores and technical facility	44,500

Croydon Communications & Network Houses Factory Lane Croydon Surrey	Offices and technical facilities	51,536

(ii) Leasehold Properties

Address	Current Use	Annual Rent	Length of Lease (years)	Expiration Date	Approximate Area (square feet)

Unit 1 Genesis Business Park Albert Drive Sheerwater Woking	Former corporate headquarters	£640,000	5	December 2003	38,921

1 South Gyle Crescent Lane Edinburgh	Call center and technical facility	£191,000	25	April 2017	46,290

Units 1 and 1A Scimitar Center and land adjoining Courtauld Road Basildon	Call center, offices and technical facility	£165,013	25	October 2018	50,225

2 Stephen Street London W1	Offices	£1,253,430	12	September 2006	30,184

Evolution House and Communications House Chippingham Street Sheffield	Call center	£2	200	August 2193	61,310

160 Great Portland Street London W1	Offices	£2,568,350	12	June 2008	58,300

Atlantic Pavilion Albert Dock Liverpool	Call center	£875,000	15	January 2015	81,500

Export House Cawsey Way Woking Surrey	Corporate headquarters	£2,270,300	20	December 2021	102,000

Units 407-411 Century Buildings Liverpool	Office and technical facility	£1	25	February 2016	29,036

Unit 1	Office and technical facility	£160,136	25	December 2017	24,409

Unit 3 The Dukeries Gateshead	Call center and technical facility	£80,000	25	September 2017	18,100

Alexandra Road Plymouth	Office, call center and technical facility	£140,000	20	March 2018	30,000

Cable Phone House Birmingham	Office	£1	150	September 2140	44,000

Cable Plaza Dudley	Call center	£558,500	25	March 2018	47,286

North Wing Mailbox Birmingham	Call center	£450,000	15	December 2016	22,000

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

Set forth below is a discussion of our financial condition and results of operations for the years ended December 31, 2000, 2001 and 2002 based upon financial information prepared in accordance with US GAAP.

References in this discussion to the “Group,” “we,” “us,” and “our,” are to Telewest and its consolidated subsidiaries as at, or for, the specified date or period.

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

We consider the following policies to be the most critical accounting policies in understanding the estimates, assumptions and judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows:

•	revenue recognition;

•	impairment of goodwill and long-lived assets;

•	capitalization of labor and overhead costs; and

•	accounting for debt and financial instruments.

In addition, the application of the going concern basis of accounting involves a range of subjective judgments, principally in relation to our ability to service existing indebtedness through continued compliance with debt covenants and payment of interest due and the sufficiency of resources to allow the Group to continue to operate in the ordinary course and thereby realize its assets and discharge its liabilities in the normal course of business for a period of 12 months following the date of the Independent Auditor’s Report included elsewhere in this Annual Report (March 26, 2003). These judgments are discussed in more detail in “Item 3.E—Risk Factors” and “Item 5.B—Liquidity and Capital Resources.”

Revenue Recognition

We apply the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 51 “Financial Reporting by Cable Television Companies” in relation to connection and activation fees for cable television, as well as telephony and internet services, on the basis that we market and maintain a unified fiber network through which we provide all of these services. Consequently, such fees are recognized in the period of connection to the extent that such fees are less than direct selling costs. The excess of direct selling costs over connection and activation fees are expensed as incurred.

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

Assumptions used in these cash flows are consistent with our internal forecasts. If actual results differ from the assumptions used in the impairment review, the Group may incur additional impairment charges in the future.

Capitalization of Labor and Overhead Costs

The telecommunications and cable industries are highly capital intensive and a large portion of our resources is spent on capital activities. Judgment is sometimes required to determine whether a project is capital in nature and whether certain costs are directly associated with that capital project. In particular, determining whether overhead is borne as a consequence of specific capital activities requires some judgment. The changing nature of the sectors in which we operate and the nature of our development activities will affect the appropriateness of our capitalization policy in the future. Total labor and overhead costs capitalized in connection with new subscriber installations and enhancements to the Group’s networks totaled £182 million for the year ended December 31, 2002 and £202 million for the year ended December 31, 2001, which includes £24 million and £44 million, respectively, of capitalized external contractor costs in connection with new subscriber installations.

Total labor and overhead costs capitalized in connection with new subscriber installations and enhancement to our networks increased by £27 million or 15.4% from £175 million for the year ended December 31, 2000 to £202 million for the year ended December 31, 2001. The level of capitalized labor and overhead costs increased primarily as a result of increases in installations of Active Digital in 2001 and costs for other services related to our growing subscriber base.

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

Results of Operations

Years ended December 31, 2001 and 2002

Revenue

We operate in two main segments: Cable and Content. The Cable segment of our business is subdivided, for revenue purposes only, into four units: Cable Television, Consumer Telephony, Internet and Other, and Business Services. The Content segment provides entertainment, content, interactive and transactional services to the UK pay-television broadcasting market.

Our consolidated revenue increased by £29 million or 2.3% from £1,254 million for the year ended December 31, 2001 to £1,283 million for the year ended December 31, 2002. This increase was attributable to growth in our Consumer Division and Business Services Division offset by reduced revenues from our Content Division, mainly due to the disposal of non-core businesses and the closure of ITV Digital. The growth in our Consumer Division was also affected by a charge of £16 million in respect of a Value Added Tax (“VAT”) adjustment. Excluding this non-recurring VAT adjustment, our consolidated revenue would have increased by £45 million or 3.6%.

We provided £16 million against revenue as a result of a VAT & Duties Tribunal judgment in a dispute over the VAT status of our cable listings magazines. Previously, this was disclosed as a contingent liability. The amount arises from VAT in the period from January 2000 to July 2002. We have appealed this ruling.

CABLE SEGMENT

Consumer Division

Consumer division revenue represents a combination of cable television (“CATV”) revenue, consumer cable telephony revenue, and internet and other income.

Our Consumer division revenue increased by £37 million or 4.3% from £857 million for the year ended December 31, 2001 to £894 million for the year ended December 31, 2002. This increase was attributable primarily to increases in average monthly revenue per subscriber coming from the growth of our successful broadband products, increased multi-service penetration and selected price rises offset by a small decrease in the number of total homes connected and the £16 million VAT adjustment explained above. Excluding this non-recurring VAT adjustment, our Consumer Division revenue would have increased by £53 million or 6.2% to £910 million.

Excluding the non-recurring VAT adjustment, average monthly revenue per subscriber increased by £1.77 or 4.4% from £40.03 for the year ended December 31, 2001 to £41.80 for the year ended December 31, 2002. This increase is attributable to an increase in dual or triple play subscribers (i.e., the proportion of homes subscribing to two or all three, respectively, of our CATV, residential telephony and broadband internet services), continued analogue to digital migration and selected retail price increases in our CATV and residential telephony services in July 2001, April 2002 and August 2002, offset in part by a decrease in second line penetration and lower call volumes in residential telephony. Dual or triple penetration, which results from the continued market acceptance of combined CATV, telephony and broadband internet packages, grew by 0.9 percentage points to 69.9% at December 31, 2002 from 69.0% at December 31, 2001. This is primarily a result of an increase in the number of subscribers to our broadband internet services offset in part by increased product churn for CATV, telephony and dial-up internet services, as described below. As at December 31, 2002, our “triple-play” customers totaled 183,143 and accounted for 10.4% of our total customer base compared with 58,802 customers and 3.3% as at December 31, 2001. Triple-play customers are our most profitable customers.

Total customer homes connected decreased marginally by 6,994 or 0.4% from 1,765,619 at December 31, 2001 to 1,758,625 at December 31, 2002 mainly as a result of the continued effect of the selected price rises described below and the more rigorous enforcement of our installation fee collection and disconnection policies in line with our objective of focusing on more cash generative customers. This decrease was offset by new subscribers to our products, particularly our broadband internet services. Accordingly, overall household penetration also decreased marginally by 0.1 percentage points from 37.5% at December 31, 2001 to 37.4% at December 31, 2002.

The competitive nature of the markets in which the Consumer Division operates will continue to restrict our ability to increase retail prices. Nevertheless, following price rises by our competitors, we introduced selected price rises across our CATV, telephony and dial-up internet product range in April 2002 and August 2002. We believe that our bundled offerings still remain competitive when compared with those offered by other operators.

We have previously reported churn on a product basis for broadband internet, residential telephony and CATV. We now also report household churn, which measures those customers who disconnect entirely from our services (for a full definition, see footnote 3 of “Telewest Operating Data—Unaudited” on page 24). Household churn in the year ended December 31, 2002 was 18.2%, although this fell to 15.7% in the three-month period ended on that date. This measure includes customers disconnecting when they move out of our addressable areas (approximately 20% of the UK’s households).

CATV Revenue

CATV revenue increased by £7 million or 2.1% from £329 million for the year ended December 31, 2001 to £336 million for the year ended December 31, 2002. The increase was principally attributable to the continued migration of our CATV subscribers from analogue to digital and retail price increases introduced in 2001 and 2002, largely offset by a decline in CATV subscribers, as a result of higher churn rates, and a fall in the amount of premium programming purchased by our subscribers.

Our digital television services have now been rolled out in all franchise areas, excluding our Eurobell South-East areas and our Cabletime areas. As a result of this substantially completed roll-out, our CATV customers continue to migrate from our analogue services to our digital services, where they generate higher monthly revenues. As at December 31, 2002, we had 857,472 digital subscribers, an increase of 133,646 or 18.5% compared with 723,826 as at December 31, 2001. At December 31, 2002, 66.3% and 33.7% of customer homes connected subscribed to digital and analogue TV services, respectively. This compares with 53.9% and 46.1%, respectively, at December 31, 2001. However, the migration of analogue customers to digital has slowed during the year ended December 31, 2002 compared with the previous year.

Average monthly revenue from our digital CATV subscribers was £22.70 for the year ended December 31, 2002 compared with £17.93 from our analogue subscribers for the year ended December 31, 2002. This results from the tendency of our digital subscribers to subscribe to more expensive programming packages than analogue subscribers.

In July 2001 and April 2002 we implemented selected CATV price increases which had a positive impact on average monthly revenue per CATV subscriber, but also resulted in a decline in total subscribers (as discussed further below).

Total CATV subscribers connected decreased by 47,973 or 3.6% from 1,341,784 at December 31, 2001 to 1,293,811 at December 31, 2002, largely as a result of higher churn rates experienced following the price increases described above.

During the year ended December 31, 2002, we experienced a fall in the amount of premium programming purchased by our subscribers. Our “pay-to-basic” ratio (which measures units of premium programming as a percentage of our basic TV subscriber base) fell from 80% at December 31, 2001 to 72% at December 31, 2002. Although this decrease in the purchase of premium programming negatively impacts average monthly revenue per subscriber, it also has the effect of decreasing the costs associated with our purchase of that premium programming which therefore results in higher percentage margins for our CATV products.

Average monthly revenue per CATV subscriber (digital television and analogue television subscribers combined), increased marginally by £0.07 or 0.3% from £20.75 for the year ended December 31, 2001 to £20.82 for the year ended December 31, 2002 due to the migration of our subscriber base from analogue television to digital television and selected price rises offset by the decrease in the amount of premium programming purchased by our subscribers (each as discussed above).

Average monthly revenue for digital CATV subscribers declined by £0.50 or 2.2% from £23.20 for the year ended December 31, 2001 to £22.70 for the year ended December 31, 2002. This resulted principally from the change in the mix between premium and basic packages described above. For example, approximately 75% of our digital TV subscribers during the year ended December 31, 2002 took “basic only” packages compared to approximately 69% of subscribers during the year ended December 31, 2001.

Product penetration decreased by 1.0 percentage point from 28.5% at December 31, 2001 to 27.5% at December 31, 2002 principally as a result of the higher average CATV subscriber churn which increased 2.8 percentage points from 18.7% in the 12-month period ended December 31, 2001 to 21.5% in the 12-month period ended December 31, 2002. This resulted principally from the selected price increases described above.

Consumer Telephony Revenue

Consumer telephony revenue increased by £7 million or 1.4% from £488 million for the year ended December 31, 2001 to £495 million for the year ended December 31, 2002. The increase in consumer telephony revenue was primarily due to an increase in average revenue per line offset in part by a decrease in the total number of residential telephony lines.

Average monthly revenue per line increased by £0.37 or 1.6% from £22.79 for the year ended December 31, 2001 to £23.16 for the year ended December 31, 2002, although average monthly revenue per subscriber decreased slightly by £0.17 or 0.7% from £25.09 for the year ended December 31, 2001 to £24.92 for the year ended December 31, 2002. Average monthly revenue per line increased principally as a result of selected price increases and the continued success of our un-metered telephony product, Talk Unlimited, offset in part by declining call volumes principally as a result of the substitution of mobile calls for fixed line calls, a decrease in second line penetration and the transfer from the Consumer Division to the Carrier Services Unit of telephony traffic for calls made by our subscribers to a large ISP, which will now be billed on a flat rate basis.

Talk Unlimited, which was launched in May 2001, is a 24-hour, 7 day-a-week fixed-fee residential telephony package with unlimited local and national calls (excluding calls to non-geographic, premium rate and mobile telephone numbers) in the UK and accounted for 360,662 subscribers or 22.3% of our total telephony subscribers at December 31, 2002 an increase of 206,096 from 154,566 subscribers at December 31, 2001. This service is successful in attracting new customers to our services, and generates higher average revenues per customer from existing subscribers who migrate from our standard metered telephony services, 3-2-1 Free. Talk Unlimited is available in all of our franchise areas.

At the beginning of 2003, we expanded our flat rate telephony service by launching Talk Evenings and Weekends, a telephony service offering unlimited local and national evening and weekend calls to anywhere in the UK (including line rental). In March 2003, we launched Talk International, which offers reduced rates to all international destinations, each for a flat monthly rate. We are also improving the value for our telephony consumers by offering free voicemail.

The number of residential telephony subscribers decreased marginally by 1,485 or 0.1% from 1,615,809 at December 31, 2001 to 1,614,324 at December 31, 2002. The number of residential lines decreased by 45,121 or 2.6% from 1,762,312 at December 31, 2001 to 1,717,191 at December 31, 2002. The decrease in the number of residential telephony subscribers resulted principally from an increase in customer churn following price rises in July 2001, April 2002 and August 2002 offset in part by the impact of the increased penetration of our Talk Unlimited product. The decrease in the number of residential telephony lines resulted primarily from a decrease in second lines during the year.

Average residential telephony subscriber churn increased by 0.8 percentage points from 16.5% for the twelve-month period ended December 31, 2001 to 17.3% for the twelve-month period ended December 31, 2002, principally as a result of the price rises in described above.

Residential telephony product penetration increased marginally to 34.4% as at December 31, 2002 compared with 34.3% as at December 31, 2001. Second line penetration decreased to 6.4% as at December 31, 2002 from 9.1% as at December 31, 2001, due to the price increases for second lines and the continued migration of dial-up internet subscribers to our blueyonder broadband internet service during the year ended December 31, 2002.

Internet and Other Revenue

Internet and other revenue, which arises wholly in our Consumer Division, increased by £23 million or 57.5% from £40 million in the year ended December 31, 2001 to £63 million in the year ended December 31, 2002. The increase was due to an increase in internet income (principally as a result of the continued success of our high speed internet products as described below) offset in part by the £16 million VAT adjustment described above which was recorded in other revenue. Excluding this one-time adjustment, internet and other revenue would have increased by £39 million or 97.5% to £79 million.

Internet income increased by £43 million or 138.7% from £31 million as at December 31, 2001 to £74 million as at December 31, 2002. This increase resulted from an increase in the number of internet subscribers and the continued success of our broadband internet products.

At December 31, 2002 we had 540,445 broadband and dial-up internet subscribers in total, compared with 388,451 as at December 31, 2001, an increase of 151,994 or 39.1%.

Total broadband internet subscribers increased by 177,097 or 208.1% from 85,122 at December 31, 2001 to 262,219 at December 31, 2002. We began marketing our 512 Kb broadband internet service for home personal computers, “blueyonder broadband internet,” on a national basis from the start of 2001, and on June 17, 2002 we announced the launch of our new 1,024 Kb (i.e., 1 Mb) blueyonder broadband internet service. At December 31, 2002 we had 26,676 subscribers to our 1 Mb service. Furthermore, on May 12, 2003, following a successful trial with 1,500 customers, we launched a 2 Mb blueyonder broadband residential internet service.

Our blueyonder broadband internet customers significantly contribute to the growth in our average monthly revenue with 183,143 customers or 69.8% of our blueyonder broadband internet customers also taking both CATV and telephony services and 93% taking at least one other service. “Triple-play” subscribers to all three of our blueyonder broadband internet, telephony and CATV services have an average monthly revenue of approximately £67. Broadband is also successful in attracting new customers, with 33% of broadband internet installations being performed for subscribers who are new to Telewest. Blueyonder broadband internet churn increased in the twelve-month period ended December 31, 2002 from 7.5% to 12.4% as some of our customers, who were initially attracted by promotions, discontinued their service.

Dial-up internet subscribers to our SurfUnlimited product, which provides unmetered internet access for a flat fee, together with our pay-as-you-go metered internet service decreased by 25,103 or 8.3% from 303,329 at December 31, 2001 to 278,226 at December 31, 2002 as subscribers continued to migrate to our blueyonder broadband internet service. As a result of this migration, 28% of the broadband customers we added during 2002 were upgrades from SurfUnlimited. The price of our metered blueyonder pay-as-you-go internet service was raised from 1.5 pence to 2 pence per minute as we encourage these subscribers to upgrade to an unmetered service.

Other revenues (derived from the sales of CATV publications) declined by £4 million from £9 million as at December 31, 2001 to £5 million at December 31, 2002 principally as a result of lower sales in advance of the cessation of this sales activity in November 2002.

Business Services Division Revenue

Business Services Division revenue increased by £15 million or 5.6% from £268 million for the year ended December 31, 2001 to £283 million for the year ended December 31, 2002. This increase resulted from increased revenues from voice and data services, primarily from Small to Medium-sized Enterprises (“SMEs”) and from our Carrier Services Unit, offset in part by a decrease in average monthly revenue per line from our business customers.

The increase in revenues from voice and data services resulted primarily from an increase in the number of business customers accounts using these services and the number of lines used by those accounts. Business customer accounts increased by 812 accounts or 1.1% from 72,934 at December 31, 2001 to 73,746 at December 31, 2002. Business telephony lines increased by 21,822 lines or 4.9% from 444,998 at December 31, 2001 to 466,820 at December 31, 2002.

Average monthly revenue per line decreased from £44.12 for the year ended December 31, 2001 to £41.96 for the year ended December 31, 2002, due primarily to increased price competition in the marketplace.

The Business Services Division continues to benefit from growth in the provision of data services across all market segments with the launch of IPVPN (Internet Protocol Virtual Private Network)—a secure and scalable private network solution that enables companies to send voice, video and data through one single, efficient connection. For example, “The Scotsman” newspaper extended its existing contract with us for another three years and is taking additional data services including IPVPN with MPLS (Multi Protocol Label Switching) across various sites. It is also implementing a new Automatic Call Distribution (ACD) system to enhance call handling services in its call center and is adopting a new internet structure.

Our Carrier Services Unit, which provides our fiber-optic National Network to other carriers and operators (for example T-Mobile, a mobile telephone company), thereby exploiting our fixed network investment by providing new revenues at higher margins, contributed £58 million of revenue for the year ended December 31, 2002 compared with £52 million for the corresponding period in 2001. Revenue in the year ended December 31, 2002 benefited from the recognition of £8 million from an Atlantic Telecommunications contract, previously deferred and being recognized over 20 years. In 2002, Atlantic Telecommunications was placed in administration and, as a result, we were released from the terms of this contract, allowing us to credit the deferred revenue in the current year. There was no cash impact from this accounting treatment. Revenues from the Carrier Services Unit tend to be derived from a relatively small number of high value, short and long-term contracts and can therefore fluctuate from period to period. Over recent periods our Carrier Services Unit has been negatively impacted by a general weakness in the market in which it operates.

CONTENT SEGMENT

Content Division Revenue

After the elimination of inter-divisional revenues of £14 million and £15 million for the years ended December 31, 2001 and 2002, respectively, the net revenue of Flextech, our Content Division, decreased by £23 million or 17.8% from £129 million for the year ended December 31, 2001 to £106 million for the year ended

December 31, 2002. Before this elimination of inter-divisional trading between Flextech and Telewest, Flextech’s revenue decreased by £22 million or 15.4% from £143 million for the year ended December 31, 2001 to £121 million for the year ended December 31, 2002.

Flextech’s decrease in net revenue was principally as a result of a non-recurring grant received from the UK Government in 2001, a decline in subscription revenue (largely as a result of the closure of ITV Digital in April 2002), the termination of BSkyB’s analogue television service in 2001, and discontinued revenue streams from businesses that were disposed of, offset in part by an increase in advertising revenue.

The year ended December 31, 2001 included a £4 million UK Government grant payment in respect of the trial of Living Health, our broadband interactive TV health service and revenues of approximately £7 million from the sale of HSNDI and Screenshop, which were disposed of during that year. The period also included revenues of £3 million from the sale of spare analogue transponder capacity to BSkyB, which discontinued analogue services during 2001.

Our Content Division’s subscription revenue decreased by £3 million or 4.4% to £65 million for the year ended December 31, 2002 from £68 million for the year ended December 31, 2001, principally as a result of a decrease in its share of the revenue of UKTV (our joint venture with BBC Worldwide). This decrease in UKTV revenue resulted primarily from a decrease in the number of homes receiving UKTV programming during 2002, largely as the result of the closure of ITV Digital, offset by subscriber growth at BSkyB and improved tiering at NTL. The number of homes receiving programming from our Content Division fell to approximately 9.4 million during the course of 2002 from approximately 10.5 million at December 31, 2001 but subsequently increased to approximately 9.8 million at December 31, 2002 as former ITV Digital subscribers migrated to platforms carrying Flextech programming.

The closure of ITV Digital has resulted in the closure of one of UKTV’s channels, Play UK. None of the Content Division’s wholly owned channels were carried on the ITV Digital platform.

Advertising revenue, including the Content Division’s share of UKTV’s advertising revenue, increased by £8 million or 12.3% to £73 million for the year ended December 31, 2002 from £65 million for the year ended December 31, 2001 in a market that saw only a 5% overall rise. The Content Division’s advertising revenue performance derives from the relative viewing strength of its channels, with its share in pay-television homes growing from 6.1% to 6.6% and its share of basic viewing remaining stable at 20.4% in spite of increased competition in the multichannel market. In 2002, UK Gold (one of the UKTV joint venture channels) was the second most watched basic-pay channel in pay-television homes and LivingTV (one of the Content Division’s wholly owned channels) was sixth. During this period, the Content Division increased its market share of the TV advertising market in the UK, to 3.4% from 3.0%.

Flextech and UKTV are also represented on Freeview, launched by a consortium led by the BBC, and also involving BSkyB and Crown Castle, on October 30, 2002. In October 2002, UKTV launched UK History and, in January 2003, Flextech launched Ftn and UKTV launched UK Bright Ideas. All three channels are available on all multichannel platforms. Ftn, which broadcasts between 6 p.m. and 6 a.m., and UK Bright Ideas, which broadcasts between 6 a.m. and 6 p.m., are separate channels with distinct 12-hour offerings but jointly fill one of the 24-hour general entertainment slots available on Freeview. UK History, UK Bright Ideas and Ftn are solely reliant on advertising revenues.

Flextech also owns two multi-plexed channels (Living TV +1 and Bravo+1) and has an interest in three multi-plexed channels operated by UKTV: UK Gold+1, UK Style+1 and UK Horizons+1.

CABLE AND CONTENT SEGMENTS

Operating Costs and Expenses

Our operating costs and expenses before depreciation, impairment of fixed assets, amortization of and impairment of goodwill decreased by £15 million or 1.6% from £957 million for the year ended December 31, 2001 to £942 million for the year ended December 31, 2002, due to reduced consumer programming expenses, business and consumer telephony expenses, and content expenses offset in part by increases in selling, general and administrative expenses principally caused by higher payroll costs due to our Group reorganization redundancy program and higher legal and professional costs associated with our Financial Restructuring.

Consumer programming expenses decreased by £14 million or 9.9% from £142 million for the year ended December 31, 2001 to £128 million for the year ended December 31, 2002 representing 13.6% of total operating costs before depreciation, impairment of fixed assets, amortization of and impairment of goodwill for the year ended December 31, 2002, compared with 14.8% for the year ended December 31, 2001. Decreased consumer programming expenses were principally the result of lower programming costs resulting from an increase in the number of our television subscribers choosing to subscribe to packages with fewer or no premium channels, and favorable renegotiations with certain programmers for content contracts. These decreases were offset by increased costs of programming for our digital television packages, which have more channels than our analogue packages.

Business and consumer telephony expenses decreased by £17 million or 7.2% from £235 million for the year ended December 31, 2001 to £218 million for the year ended December 31, 2002, representing 23.1% of total operating costs before depreciation, impairment of fixed assets, amortization of and impairment of goodwill, for the year ended December 31, 2002, compared with 24.5% for the year ended December 31, 2001. This decrease resulted from improving rerouting of traffic to least-cost providers, a reduction in termination rates for certain calls, an improvement in the mix of telephony revenue and the non-recurrence of £7 million of cost relating to our Carrier Services Unit expensed in 2001.

The Content Division’s cost of sales decreased by £13 million or 15.7% from £83 million for the year ended December 31, 2001 to £70 million for the year ended December 31, 2002, representing 7.4% of total operating costs before depreciation, impairment of fixed assets, amortization of and impairment of goodwill for the year ended December 31, 2002 compared with 8.7% for the year ended December 31, 2001. The Content Division’s cost of sales consists principally of amortization costs of programming shown on its TV channels and the costs of advertising sales those channels receive. The decrease has resulted from lower costs following the closure of transactional businesses in 2001 and 2002 and the costs of a one-off sale of programming rights in 2001. The Content Division’s cost of sales was 57.9% of the Content Division’s revenues (including inter-divisional sales to the Consumer Division) for the year ended December 31, 2002 compared with 58.0% on the same basis for the year ended December 31, 2001.

Depreciation expenses increased by £26 million or 5.5% from £469 million for the year ended December 31, 2001 to £495 million for the year ended December 31, 2002. This increase is primarily attributable to additional expenditure for the installation of new subscribers and the upgrade of parts of our network. In addition, a charge for impairment of fixed assets amounting to £841 million was recorded in the year ended December 31, 2002 (£0 in 2001). (See below, “—Impairment of Assets.”)

Selling, general and administrative expenses (“SG&A”) which include, among other items, salary and marketing costs, increased by £29 million or 5.8% from £497 million in the year ended December 31, 2001 to £526 million in the year ended December 31, 2002. The increase in SG&A primarily reflected the net increase in employment costs due to redundancy charges associated with an employee reduction program (offset in part by reductions in payroll costs from decreasing numbers of employees), together with legal and professional costs relating to our Financial Restructuring and increased expense associated with the marketing of our broadband and digital products, and was partially offset by decreases in other overhead expenses as we continue to achieve cost efficiencies.

On May 2, 2002, we announced that we were reducing our staffing levels by approximately 1,500 as part of a Group reorganization. This had been completed by the end of 2002. Redundancy costs incurred in respect of the reorganization during the year ended December 31, 2002 were approximately £25 million. Legal and professional costs incurred to that date in relation to our Financial Restructuring (see “Recent Developments”) were approximately £22 million. Excluding these redundancy and legal and professional costs, SG&A would have decreased by £18 million or 3.6% for the year ended December 31, 2002. SG&A increased as a percentage of total operating costs, before depreciation, impairment of fixed assets, amortization of and impairment of goodwill from 51.9% for the year ended December 31, 2001 to 55.8% for the year ended December 31, 2002 (and excluding the redundancy and legal and professional costs discussed above, increased to 53.5% on the same basis).

Staff costs increased to £275 million for the year ended December 31, 2002 from £257 million for the year ended December 31, 2001, reflecting the redundancy costs associated with the reduction in staffing levels discussed above, offset by decreased ongoing payroll costs.

Under SFAS 142, effective from January 1, 2002, goodwill arising from business combinations and intangible assets with indefinite lives are no longer amortized but are subject to annual review for impairment (or more frequently should indications of impairment arise). Goodwill associated with equity method investments will also no longer be amortized under SFAS 142 but will be subject to impairment testing as part of the investment to which it relates in accordance with APB 18. Accordingly, there was no charge for amortization of goodwill in the year ended December 31, 2002 compared to a charge of £183 million for the year ended December 31, 2001. Following asset impairment reviews in both 2002 and 2001, impairment of goodwill was recorded at £1,445 million for the year ended December 31, 2002 compared with £766 million for the year ended December 31, 2001. (See below, “— Impairment of Assets”)

Other Income/(Expense)

In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements 4, 44 and 64, Amendment of FASB 13, and Technical Corrections.” SFAS 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. The Group has adopted this standard from January 1, 2002 and reclassified £15 million from extraordinary items to interest expense for the year ended December 31, 2001. Consequently, the comparative amounts for other income/expense, net, and interest expense have been restated in the following text.

Other income/expense, net, before taxation, totaled £364 million for the year ended December 31, 2002 and £690 million for the year ended December 31, 2001, a decrease of £326 million or 47.2%. This net decrease resulted from an increase in foreign exchange gains, net, an increase in interest income, a decrease in our share of net losses of affiliated companies and impairment, and an increase in other profits, offset by an increase in interest expense.

Interest income was £19 million for the year ended December 31, 2002 compared with £15 million for the year ended December 31, 2001. Interest income was generated from the higher cash balances held by us during the year ended December 31, 2002 as a result of unwinding certain foreign exchange contracts and draw downs under the Existing Facility in advance of funding requirements.

Interest expense increased by £28 million or 5.7% from £487 million for the year ended December 31, 2001 to £515 million for the year ended December 31, 2002. This increase was primarily as a result of the additional borrowing under our bank facility to fund the continued roll-out of digital television and broadband internet products and for general working capital purposes.

Foreign exchange gains, net, increased by £213 million from £0 million in the year ended December 31, 2001 to £213 million in the year ended December 31, 2002. These gains were primarily the result of the US dollar significantly weakening against the pound sterling during the year ended December 31, 2002. In the previous year our dollar-denominated debt was substantially hedged. Following the termination of all of our derivative arrangements (see “Liquidity and Capital Resources” below), we now have a significantly higher proportion of unhedged dollar-denominated liabilities that have been translated at period-end exchange rates contributing to higher foreign exchange gains as the US dollar has weakened against the pound sterling.

In the three-month period ended March 31, 2002, the Group determined that it was probable that forecasted future prepayments of principal against outstanding US dollar-denominated debt would not occur. Accordingly, the cumulative adjustment in Other Comprehensive Income, (“OCI”) of £53 million resulting from marking to market the derivative instruments was reclassified from OCI to foreign exchange gains in the Statement of Operations. Subsequent adjustments of the carrying value of these instruments to fair value are taken directly to the Statement of Operations as incurred.

Our share of net losses of our affiliated companies and impairment was £118 million for the year ended December 31, 2002 compared with £216 million losses for the year ended December 31, 2001. Our share of net losses of our affiliated companies and impairment in each of the years 2001 and 2002 resulted principally from the impairment of our investments in UKTV and SMG plc, described below, see “—Impairment of Assets.” Our principal affiliated companies as at December 31, 2002 included UK Gold Holdings Limited, UK Channel Management Limited and Front Row Television Limited.

Other profits/losses, net, amounted to a net profit of £37 million for the year ended December 31, 2002 compared with a net loss of £2 million in the year ended December 31, 2001. The net profit of £37 million arose primarily as a result of gains arising on the disposal of our investments in our subsidiaries The Way Ahead Group Limited and Maidstone Studios and in affiliated companies, TV Travel Group Limited and SMG plc.

Impairment of Assets

During the year ended December 31, 2002 and 2001, the Group undertook impairment reviews of its network assets, of goodwill arising on recent acquisitions and of its investments in affiliates acquired in recent years. The reviews covered the Cable and Content Divisions. The principal reasons for the reviews were: a share price decline indicative of a fall in the values of the underlying assets and a softening of the ad-sales market, declining revenue growth and a lower than expected customer take up of additional services.

The review in 2002 found evidence of impairment in the value of goodwill arising on the core Cable and Content business and in the value of the affiliated undertaking UKTV. The review in 2001 indicated impairment in the value of goodwill arising on the core Content business and the investments in the two affiliated undertakings, UKTV and SMG. No impairment in the carrying value of the network assets was required in 2001. As a result of the reviews, the carrying amounts of goodwill, fixed assets and the investments in the affiliated undertakings were written down to fair value, resulting in a charge of £1,445 million against goodwill in 2002 compared to £766 million in 2001, an impairment of £841 million against fixed assets in 2002 compared to £0 in 2001 and a charge of £88 million against the investments in affiliated undertakings in 2002 compared to £202 million in 2001. These charges have been included in the statement of operations within impairment of goodwill, impairment of fixed assets, and share of net losses of affiliates and impairment, respectively. The estimated fair value of the goodwill and the investment in UKTV was based on projected future cash flows at a post-tax discount rate of 11.5% which the Group believes is commensurate with the risks associated with the assets. The projected future cash flows were determined using the Company’s new long range plan for the business, with a terminal value which takes into account analysts’ and other published projections of future trends across pay-television platforms, including the total television advertising market.

Results of Operations

Years ended December 31, 2000 and 2001

Flextech (our Content Division) was acquired on April 19, 2000 and consolidated into the Group from that date. Consequently its results are included in the statements of operations and cash flows for the year ended December 31, 2001 and in respect of the year ended December 31, 2000 from April 19, 2000.

Eurobell was acquired on November 1, 2000 and consolidated into the Group from that date. Consequently its results are included in the statements of operations and cash flows for the year ended December 31, 2001 and in respect of the year ended December 31, 2000 from November 1, 2000.

Revenue

We operate in two main segments: Cable and Content. The Cable segment of our business is subdivided, for revenue purposes only, into four units: Cable Television, Consumer Telephony, Internet and Other, and Business Services. The Content segment provides entertainment content, interactive and transactional services to the UK pay-television and internet markets.

Our consolidated revenue increased by £185 million or 17.3% from £1,069 million for the year ended December 31, 2000 to £1,254 million for the year ended December 31, 2001. This increase was attributable to revenue increases in consumer cable television and telephony and our Business Services Division and the full-year impact of the Flextech merger (approximately £48 million) and the Eurobell acquisition (approximately £58 million).

CABLE SEGMENT

Consumer Division

Residential services revenue represents a combination of consumer cable television (“CATV”) revenue, consumer cable telephony revenue and internet and other income.

Our residential services revenue increased by £117 million or 15.8% from £740 million for the year ended December 31, 2000 to £857 million for the year ended December 31, 2001. This increase was attributable to the full-year impact of the acquisition of Eurobell (approximately £41 million), an increase in customer homes connected and an increase in average monthly revenue per household.

Total customer homes connected increased by 74,278 or 4.4% from 1,691,341 at December 31, 2000 to 1,765,619 at December 31, 2001. The increase in homes connected resulted particularly from the impact of our blueyonder broadband high speed internet product, the launch of our Active Digital services, the launch of our Talk Unlimited telephony product and lower churn rates experienced throughout 2001. Overall household penetration increased by 2.2 percentage points from 35.3% at December 31, 2000 to 37.5% at December 31, 2001.

Average monthly revenue per subscriber increased by £2.58 or 6.9% from £37.45 for the year ended December 31, 2000 to £40.03 for the year ended December 31, 2001. The increase in average monthly revenue per subscriber is attributable to an increase in dual or triple play subscribers (i.e., the proportion of homes subscribing to two or all three, respectively, of our CATV, residential telephony and high speed internet services), higher call volumes in residential telephony, higher subscriber revenues generated by Active Digital versus analogue television services and retail price increases in our basic cable telephony prices in July 2001. Dual or triple play subscribers, which results from the continued market acceptance of combined CATV, telephony and high speed internet packages, grew to 69.0% at December 31, 2001 from 64.8% a year earlier.

The competitive nature of the markets in which the Consumer Division operates will continue to restrict our ability to increase retail prices. Nevertheless, following price rises by our competitors, we introduced selected price rises across our CATV, telephony and internet product range in April 2002. For example, the “starter” digital TV pack, which includes a telephone line, rose by £2 to £11.49. Other digital basic TV packages rose by £1.50 and the monthly price of our un-metered dial-up internet service, SurfUnlimited, rose by £2 to £12. Our broadband internet service, blueyonder, remains at £25 per month. We believe that our bundled offerings still remain competitive when compared with those offered by other operators.

CATV Revenue

Cable television revenue increased by £50 million or 17.9% from £279 million for the year ended December 31, 2000 to £329 million for the year ended December 31, 2001. The increase was principally attributable to the full-year impact of the Eurobell acquisition (approximately £10 million), an increase in the number of CATV subscribers connected, retail price increases introduced on July 1, 2001, higher monthly revenues per subscriber generated by our Active Digital services, and lower churn rates experienced during the year ended December 31, 2001 compared with 2000, offset in part by lower subscriber revenues from our analogue services.

Total CATV subscribers connected increased by 92,174 or 7.4% from 1,249,610 at December 31, 2000 to 1,341,784 at December 31, 2001. The increase in subscribers resulted from the continued introduction of Active Digital and lower churn rates experienced in the year ended December 31, 2001 compared to 2000.

As at December 31, 2001, we had 723,826 digital subscribers, an increase of 384,631 or 113% compared with 339,195 as at December 31, 2000. Active Digital comprises a wide array of TV and radio channels, pay-per-view movies, interactive services and TV e-mail, and had been rolled out in all franchise areas, excluding the Eurobell areas and our Cabletime areas where only analogue services were offered.

At December 31, 2001, 35.0% of all customer homes connected subscribed to our analogue CATV product and 41.0% subscribed to Active Digital. Excluding the Eurobell areas, our Active Digital services were taken by 56.7% of our CATV subscribers compared with 43.3% for analogue subscribers as at December 31, 2001. At December 31, 2001 approximately 27% of our digital households had “set-up” a TV e-mail account, and approximately 142,000 customers had purchased keyboards for use with our interactive services.

Average monthly revenue per CATV subscriber (digital television and analogue television subscribers combined), increased by 6.4% from £19.50 for the year ended December 31, 2000 to £20.75 for the year ended December 31, 2001, primarily due to an increase in the number of our Active Digital subscribers, and price rises across our basic packages which were introduced from July 1, 2001 (our entry package, which includes digital TV, telephone line rental, interactive services and TV e-mail, increased from £9.00 to £9.60 while other basic TV packages increased on average by £2.00 each), offset in part by an increased percentage of subscribers choosing lower-priced service offerings. Average monthly revenue for digital CATV subscribers was £23.20 for the year ended December 31, 2001 compared with £18.98 for analogue CATV subscribers.

Product penetration increased by 2.4 percentage points from 26.1% at December 31, 2000 to 28.5% at December 31, 2001 as a result of improved customer take-up of Active Digital packages and a reduction in churn throughout the year. Product churn improved 7.3 percentage points from 26.0% in the year ended December 31, 2000 to 18.7% in the year ended December 31, 2001. This product churn rate was the lowest rolling 12-month rate we had ever recorded for CATV churn as at that date. We believe that this reduction in churn was principally attributable to a reduction in our digital television fault rate, improved customer satisfaction with our products, services and pricing, and improvements in our customer service.

Consumer Telephony Revenue

Consumer telephony revenue increased by £43 million or 9.7% from £445 million at December 31, 2000 to £488 million at December 31, 2001. The increase in consumer telephony revenue was primarily due to the full-year impact of the Eurobell acquisition (approximately £31 million) and increases in the number of residential telephony subscribers and lines, offset in part by marginal decreases in average monthly revenue.

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

Talk Unlimited, which was launched in May 2001, is a fixed fee residential telephony package with unlimited local and national calls (excluding calls to non-geographic, premium rate and mobile telephone numbers) in the UK and accounted for 154,566 subscribers or 9.6% of our total telephony subscribers at December 31, 2001. This service was charged at a flat rate of £25 per month during the period from launch until year end, including digital TV, and was successful in attracting new subscribers to our products.

Product churn improved by 3.3 percentage points from 19.8% for the year ended December 31, 2000 to 16.5% for the year ended December 31, 2001. This product churn rate was the lowest rolling 12-month rate we have ever recorded for telephony churn as at that date. We believe this reduction in churn was principally attributable to improved customer satisfaction with our products, services and pricing, and improvements in our customer service.

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

Average monthly revenue per line decreased marginally by £0.13 or 0.6% from £22.92 for the year ended December 31, 2000 to £22.79 for the year ended December 31, 2001. Similarly, average monthly telephony revenue per subscriber decreased by £0.45 or 1.8% from £25.54 for the year ended December 31, 2000 to £25.09 for the year ended December 31, 2001. Although average call volume increased by approximately 34% year on year, our average revenue per minute decreased by approximately 26% over the same period. We benefited from a new increased price structure known as “3-2-1-Free” and a growing number of calls made to mobile operators, which boosted telephony revenue per minute. However, these factors were more than offset by the effects of price competition on our telephony charges and a change in the mix of calls made by our telephony subscribers, particularly the increases in the percentage of calls, made to ISPs at lower rates (or at no charge in the case of our own SurfUnlimited subscribers) which increased by approximately 110% year on year, and free cable-to-cable local calls, which have increased by approximately 8% since December 31, 2000.

Internet and Other Revenue

Internet and other revenue, which arises wholly in our Consumer Division, increased by £24 million or 150% from £16 million in the year ended December 31, 2000 to £40 million in the year ended December 31, 2001. This increase was due entirely to an increase in internet income.

Dial-up internet subscribers to our SurfUnlimited product, providing unmetered internet access for a flat fee, together with our pay-as-you-go metered internet service, increased by 22,959 or 8.2% from 280,370 at December 31, 2000 to 303,329 at December 31, 2001.

We began re-marketing our high speed internet service for home personal computers, “blueyonder broadband internet,” on a national basis from the start of 2001. The number of blueyonder broadband internet subscribers increased by 78,229 from 6,893 at December 31, 2000 to 85,122 at December 31, 2001. With the exception of our Eurobell and Cabletime areas as at that date, we had full coverage across all of our regions.

For the period covered, we charged either £29.99 per month for blueyonder broadband internet on a stand-alone basis or £25 if it was purchased in addition to our CATV and/or telephony services. As such, our blueyonder broadband internet customers significantly contributed to the growth in our average monthly revenue and 69.0% of our blueyonder broadband internet customers also took both cable television and telephony services from us. These “triple-play” customers have an average monthly revenue of approximately £67.

Other revenues were derived from the sale of cable publications and contributed £9 million of revenues in both 2001 and 2000.

Business Services Revenues

Business Services Division revenue increased by £20 million or 8.1% from £248 million at December 31, 2000 to £268 million at December 31, 2001. This increase was attributable to the full-year impact of the Eurobell acquisition (approximately £17 million), increases in sales of voice and data services primarily to Small to Medium-Sized Enterprises (“SMEs”), offset by lower revenues contributed by our Carrier Services Unit (described below) and a decrease in average monthly revenue per line from our business customers. Excluding our Carrier Services Unit, revenues increased by £39 million or 22.0% from £177 million for the year ended 2000 to £216 million for the year ended December 31, 2001.

Our Carrier Services Unit, which provides our fiber-optic National Network to other carriers and operators, thereby exploiting our fixed network investment by providing new revenues at higher margins, contributed £52 million of revenue for the year ended December 31, 2001 compared with £71 million for the year ended December 31, 2000. Revenues from this unit tend to be derived from a relatively small number of high value, short and long-term contracts and can therefore fluctuate from year to year.

Average monthly revenue per line decreased by £3.96 or 8.2% from £48.08 for the year ended December 31, 2000 to £44.12 for the year ended December 31, 2001 partly due to increased competition in the marketplace and partly due to our acquisition of Eurobell, which experienced lower average monthly revenues than our older franchises during the period.

The increase in the sale of voice and data services resulted primarily from an increase in the number of business customers accounts using these services and the number of lines used by those accounts. Business customer accounts increased by 6,427 accounts or 9.7% from 66,507 at December 31, 2000 to 72,934 at December 31, 2001. Business telephony lines increased by 79,463 lines or 21.7% from 365,535 at December 31, 2000 to 444,998 at December 31, 2001.

During the year, we launched a high speed broadband internet service for small businesses, blueyonder workwise, which reached 1,658 subscribers by December 31, 2001. In August 2001, we introduced the first hosted Microsoft Exchange service by any network operator in Europe. This service is available through the blueyonder workwise portal and had attracted 3,500 licenses at December 31, 2001.

CONTENT SEGMENT

Content Division Revenue

Our merger with Flextech was completed on April 19, 2000 and the results of our Content Division were consolidated from that date. Accordingly, no revenues were included for the period from January 1, 2000 to April 18, 2000. For the period from April 19, 2000 to December 31, 2000, after elimination of inter-divisional revenues, net revenues of £81 million were recorded and for the year ended December 31, 2001, net revenues of

£129 million were achieved. For illustrative purposes only, net revenues for the year ended December 31, 2000 were £118 million.

Again, for illustrative purposes only, our Content Division’s revenue, before elimination of inter-divisional trading, increased by £14 million or 10.9% from £129 million for the year ended December 31, 2000 to £143 million for the year ended December 31, 2001. Also for illustrative purposes only, our Content Division’s share of the revenue of UKTV (our joint venture with BBC Worldwide) increased by £11 million or 21.2% from £52 million for the year ended December 31, 2000 to £63 million for the year ended December 31, 2001. The increases for the year resulted primarily from an increase in the number of homes that receive programming from our Content Division by approximately 1 million or approximately 10.5% from approximately 9.5 million homes at December 31, 2000 to approximately 10.5 million at December 31, 2001, offset in part by lower subscription rates from BSkyB digital television subscribers. Advertising revenues, included within the foregoing revenues, increased by 3.6% in our Content Division and 9.5% in UKTV during the year ended December 31, 2001 over the previous year. Our share of total United Kingdom television advertising revenues increased from 2.7% for the year ended December 31, 2000 to 3.0% for the year ended December 31, 2001, an increase during a year marked by a decline in UK television national advertising revenue of 10% compared to the previous year. Our share of basic pay-television viewing fell from 23.1% in the year ended December 31, 2000 to 20.4% in the year ended December 31, 2001. This fall was due primarily to increased competition in the multichannel TV market, where the number of basic TV channels had increased from 96 in 2000 to 115 in 2001.

CABLE AND CONTENT SEGMENTS

Operating Costs and Expenses

Our operating costs and expenses, before depreciation, amortization and impairment of goodwill increased by £99 million or 11.5% from £858 million in the year ended December 31, 2000 to £957 million in the year ended December 31, 2001, principally as a result of the Flextech merger, the Eurobell acquisition and increased selling, general and administrative costs.

Consumer programming expenses increased by £10 million or 7.6% from £132 million for the year ended December 31, 2000 to £142 million for the year ended December 31, 2001, representing 14.8% of total operating costs before depreciation, amortization and impairment for the year ended December 31, 2001 compared with 15.4% for the previous year. Increased consumer programming expenses, including the full-year impact of the Eurobell acquisition of approximately £5 million, were principally the result of the increased costs of programming for our digital television packages, which had more channels than our analogue television packages. These were largely offset by lower programming expenses resulting from an increase in the number of our television subscribers choosing to subscribe to packages with fewer or no premium channels, the elimination on consolidation of programming fees paid for Flextech content, and continuing favorable trends in distribution. As a percentage of CATV revenues, programming expenses decreased from 47.3% for the year ended December 31, 2000 to 43.2% for the year ended December 31, 2001. Not accounting for the Flextech merger and the resulting consolidation of programming expenses, programming expenses as a percentage of CATV revenues would have decreased from 49.8% in the year ended December 31, 2000 to 46.5% in the year ended December 31, 2001.

Business and consumer telephony expenses remained constant at £235 million in both the years ended December 31, 2000 and 2001, and represented 24.5% of total operating costs before depreciation, amortization and impairment in the year ended December 31, 2001, a decrease from 27.4% in the year ended December 31, 2000. These costs are principally payments to third-party network providers for terminating calls that originate on our networks (i.e., interconnect charges). As a percentage of consumer telephony and business services revenues, telephony expenses decreased from 33.9% for the year ended December 31, 2000 to 31.1% for the year ended December 31, 2001. These decreases resulted principally from increased telephony penetration and the resulting increase in volume of traffic terminating on our network and was in part offset by the increase in the proportion of our total traffic terminating on mobile networks or third-party ISPs where interconnect charges resulted in higher unit termination costs.

The Content Division’s cost of sales was £83 million or 64.3% of the Content Division’s revenues for the year ended December 31, 2001 and £46 million or 56.8% for the period from acquisition on April 19, 2000 to December 31, 2001. The Content Division’s cost of sales consists principally of amortization costs of programming shown on its TV channels, direct costs associated with its advertising revenues, and costs of products sold through its web and transactional services.

Selling, general and administrative expenses (“SG&A”) which include, among other items, salary and marketing costs, increased by £52 million or 11.7% from £445 million in the year ended December 31, 2000 to £497 million in the year ended December 31, 2001. This increase primarily reflected the full-year impact of the Eurobell and Flextech acquisitions, the increase in employment costs due to an increase in headcount between December 31, 2000 and 2001 and the expense associated with the launch of our digital and high speed internet products, and was partially offset by a decrease in employee share-based compensation costs to a charge of £2 million in the year ended December 31, 2001 from a charge of £5 million in the year ended December 31, 2000. Share-based compensation costs fluctuate depending on the movement of our share price. Excluding share-based compensation costs, SG&A increased marginally as a percentage of total operating costs before depreciation, amortization and impairment from 51.6% in the year ended December 31, 2000 to 51.9% in the year ended December 31, 2001. After capitalization to related property and equipment, staff costs increased to £257 million for the year ended December 31, 2001 from £229 million for the year ended December 31, 2000, reflecting an increase in the average number of employees of some 1,350 on a base of approximately 9,300 as at December 31, 2000. This increase in employees reflected the enlargement of our Group, our continued focus on customer service and staffing requirements to support high speed internet and digital television services offset in part by a reduction in the use of contractors for installation.

Depreciation expense increased by £46 million or 10.9% from £423 million for the year ended December 31, 2000 to £469 million for the year ended December 31, 2001. The increase is primarily attributable to the increased capital expenditure associated with the roll-out of Active Digital and high speed data equipment, and the full-year impact of the Eurobell acquisition.

Amortization expense increased by £36 million or 24.5% from £147 million for the year ended December 31, 2000 to £183 million for the year ended December 31, 2001, primarily as a result of the merger with Flextech.

During the year ended December 31, 2001, we undertook an impairment review of our network assets, of goodwill arising on recent acquisitions and of our investments in affiliates acquired in recent years. The review covered the Cable and Content Divisions. The principal reasons for the review were: a share price decline indicative of a fall in the values of the underlying assets and a softening of the ad-sales market. The review found evidence of impairment in the value of goodwill arising on the core Content business and in the value of two affiliated undertakings, UKTV and SMG. The carrying amount of the goodwill and the investments in the two affiliated undertakings were written down to fair value, resulting in a charge of £766 million against goodwill and a charge of £202 million against the investments in affiliated undertakings. These charges have been included in the statement of operations within impairment of goodwill and share of net losses of affiliates, respectively. Fair value for the investment in SMG was based on quoted market prices for SMG shares. The estimated fair value of the goodwill and the investment in UKTV was based on projected future cash flows at a discount rate of 11.5%, which we believed was commensurate with the risks associated with the assets. The projected future cash flows were determined using our then current long range plan for our business, with a terminal value which takes into account analysts’ and other published projections of future trends across pay-television platforms, including the total television advertising market. No impairment in the carrying value of the network assets was required.

Other Income/(Expense)

Other expense, net of income, increased by £87 million or 22.6% from £385 million for the year ended December 31, 2000 to £472 million for the year ended December 31, 2001. This consisted of interest expense offset by a decrease in net foreign exchange losses on re-translation of £15 million. (We had previously recorded an increase of £72 million or 18.7% in respect of the period covered. This has been adjusted following a reclassification described below.)

Interest expense increased by £102 million or 26.5% from £385 million for the year ended December 31, 2000 to £487 million for the year ended December 31, 2001, primarily as a result of the additional interest expense incurred from additional borrowing to fund the roll-out of digital television and broadband internet products, acquisitions and general working capital, offset in part by lower interest rates on our borrowings under our bank facilities. The additional borrowing included our Senior Convertible Notes due 2005, issued in July 2000, and our Accreting Convertible Notes due 2003, issued in connection with the acquisition of Eurobell in November 2000.

In the year ended December 31, 2000, foreign exchange gains and losses, totaling £15 million net loss, arose principally from the fact that the re-translation to pounds sterling of our US dollar-denominated debentures and notes using the period-end exchange rate and marking associated derivative instruments to their market value, were recognized within earnings. As of January 1, 2001 we adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 137 and SFAS 138. The majority of our derivatives associated with our US dollar-denominated debentures and notes have been designated as cash flow hedges which to date have been effective. The effect is that the gains or losses arising from re-translating these US dollar-denominated debentures and notes and from marking their associated derivative instruments to market value are recorded in other comprehensive income (“OCI”) and will be recognized within earnings when these hedged transactions take place, the hedging instruments are sold, or if the hedges become ineffective. In the year ended December 31, 2000, foreign exchange gains, net, arose principally from re-translating those of our US dollar-denominated debentures and notes which did not qualify for hedge accounting and the marking of their associated derivative instruments to market value. There is no net charge or credit for the year ended December 31, 2001, as realized losses earlier in the year were offset by unrealized gains at the year end.

Interest income remained constant at £15 million in both the years ended December 31, 2000 and 2001.

Our share of net losses of our affiliated companies, accounted for under the equity method of accounting, increased by £201 million from a loss of £15 million for the year ended December 31, 2000 to a loss of £216 million for the year ended December 31, 2001. This increase resulted principally from the impairment of our investments in SMG and UKTV, noted above. Our principal affiliated companies include UK Gold Holdings Limited, UK Channel Management Limited, SMG plc, TV Travel Group Limited and Blue Yonder Workwise Limited.

Other losses, net, amounting to £3 million in both 2000 and 2001, respectively, arose as a result of the disposal of certain investments.

Following the replacement of our old senior secured credit facility and the Flextech facility during the year ended December 31, 2001, we recorded an extraordinary loss of £15 million due to the write-off of the bank facility fees which were being deferred and written-off over the life of those facilities. Subsequently in 2002, under SFAS 145 (as described herein), this £15 million had been reclassified from extraordinary items to interest expense. Consequently, the foregoing paragraphs describing other expense, net of income and interest expense reflect such reclassification.

LIQUIDITY AND CAPITAL RESOURCES

On September 30, 2002 we announced that we had reached a non-binding preliminary agreement relating to a restructuring of our balance sheet with the Bondholders Committee. That agreement provided for the cancellation of the Notes (approximately £3.5 billion) and the Hedge Contracts (approximately £33 million) in exchange for new ordinary shares representing 97% of our issued share capital immediately after the Financial Restructuring. Under that agreement our current ordinary shareholders would have received the remaining 3 per cent of our issued ordinary share capital. As discussed above, on June 9, 2003, we announced that the Bondholder Committee notified us that it was requesting certain changes to the economic and other terms of the Financial Restructuring. (for further disclosure relating to the restructuring and continuing discussions concerning likely changes to the terms of the preliminary agreement, see “—Recent Developments”).

Notwithstanding the expected completion of the restructuring, over the next twelve months, the margin of our available financing over requirements is not large and consistent delivery of budget is necessary to ensure compliance with the terms of the financial covenants of the Existing Facility relating to our financial and operational performance. We anticipate that in order to obtain the required approval of our Senior Lenders to any final restructuring agreement, we will be required to amend these covenants and/or agree to additional covenants by entering into an amended and restated senior secured facility (the “Amended Facility”). We expect that any amended or additional covenants will continue to require our consistent delivery of budget. Prior to reaching final agreement with the Senior Lenders as to the Amended Facility, we will not be able to access further funding from the Senior Lenders. We had £390 million of available cash as at December 31, 2002, but there are significant restrictions imposed by our Senior Lenders on the use of a substantial portion of our cash balances.

In 2002, we had the ability to terminate in-the-money foreign exchange derivative contracts that fluctuated in value. Such derivative contracts hedged our exposure to fluctuations in the US dollar/pound sterling exchange rates on our US dollar-denominated debt. In March 2002, we terminated certain of these derivative contracts with a nominal value of $999 million (£688 million), netting a £74 million cash inflow. In May 2002, we terminated further derivative contracts with a nominal value of $367 million (£253 million) realizing an additional £30 million cash inflow. In the three-month period ended September 30, 2002, we terminated all of our remaining hedging arrangements with a nominal value of $2.3 billion (approximately £1.5 billion). Contracts with a nominal value of $1 billion were settled in cash resulting in an outflow of £28 million. The remaining contracts have a nominal value of $1.3 billion and have yet to be settled. The total amount due in connection with such settlement would be £33 million of which £19 million was due on October 1, 2002, but our Board of Directors decided to defer making swap payments and is considering the payments in the context of our Financial Restructuring. See “—Recent Developments” and “—Legal Proceedings.”

During 2002, we sold our investments in subsidiary companies The Way Ahead Group and Maidstone Studios, which realized a total of £14 million and we sold our interests in our affiliated companies TV Travel Group and SMG, which realized a total of £59 million.

Since our initial public offering in 1994, we have financed the capital costs of our network construction, our operations and our investments in General Cable PLC (“General Cable”), Birmingham Cable Corporation Limited (“Birmingham Cable”), Cable London PLC (“Cable London”), Flextech, Eurobell and in affiliated companies, primarily from:

•	the proceeds of the initial public offering of our ordinary shares (£414 million, net of fees);

•	the issuance in September 1998 of ordinary shares as partial funding for the General Cable merger (£241 million);

•	the issuance in November 1999 of ordinary shares under a rights issue to fund the Cable London acquisition (£416 million);

•	the issuance to Deutsche Telekom (“DT”) in November 2000, January 2001 and May 2001, respectively, of an aggregate of £254 million Accreting Convertible Notes due 2003 as consideration for its 100% interest in Eurobell;

•	the issuance in October 1995 of $300 million principal amount of Senior Debentures due 2006 and $1,537 million principal amount at maturity of Senior Discount Debentures due 2007;

•	the issuance in November 1998 of $350 million principal amount of Senior Notes due 2008;

•	the issuance in February 1999 of £300 million principal amount of Senior Convertible Notes due 2007;

•	the issuance in April 1999 of £325 million principal amount at maturity and $500 million principal amount at maturity of Senior Discount Notes due 2009;

•	the issuance in January 2000 of $450 million principal amount at maturity of Senior Discount Notes due 2010 and £180 million principal amount and $350 million principal amount of Senior Notes due 2010;

•	the issuance in July 2000 of $500 million Senior Convertible Notes due 2005;

•	the sale during 2002 of our investments in subsidiary companies, The Way Ahead Group and Maidstone Studios, and in affiliated companies, TV Travel Group and SMG, which realized £14 million and £59 million, respectively;

•	the termination, in 2002, of foreign exchange derivative contracts realizing £76 million in aggregate;

•	borrowings under the Existing Facility and Institutional Tranche (as described below), (an aggregate of approximately £2,000 million outstanding at December 31, 2002);

•	cash from operations.

Where appropriate, we have also used leasing and vendor financing. At December 31, 2002, obligations under these financing arrangements amounted to £215 million, £204 million in respect of finance leasing to fund the purchase of certain equipment and £11 million of finance provided by vendor companies, respectively, compared with £238 million and £23 million of finance leasing and vendor financing, respectively, at December 31, 2001. Until we have reached final agreement with our bank lenders concerning the Amended Facility and completed our restructuring, we will be limited in our ability to incur further leasing and vendor financing.

We face the following significant risks and uncertainties relating to liquidity and capital resources:

•	the ability to successfully complete our balance sheet restructuring;

•	successful execution of our new long range business plan, which in turn will affect our ability to raise further finance under the Existing or Amended Facility, as applicable; and

•	the ability to meet financial covenants necessary to secure further finance under the Existing or Amended Facility, as applicable, or to otherwise raise the finance necessary to fund our operations.

For the year ended December 31, 2002, we had a net cash inflow from operating activities of £103 million compared with a net inflow of £13 million for the year ended December 31, 2001.

We incurred a net cash outflow from investing activities of £365 million for the year ended December 31, 2002 compared with £561 million for the year ended December 31, 2001, a decrease of £196 million or 34.9%. Capital expenditure accounted for £448 million of the total in 2002 compared with £548 million in 2001 (see “Property and Equipment” below), which was offset in part by the proceeds of sales of investments in subsidiary and affiliated companies, described above.

Net cash provided by financing activities totaled £638 million for the year ended December 31, 2002 compared with £502 million for the year ended December 31, 2001. For the year ended December 31, 2002, net cash provided by financing activities consisted primarily of £640 million in drawdowns from our Existing Facility and a net £76 million realized on termination of certain US dollar/pound sterling exchange rate hedging arrangements offset by the repayment of the loan secured on our shareholding in SMG (described above) and finance lease payments. Net cash provided by financing activities for the year ended December 31, 2001 included the repayment on March 16, 2001 of £810 million and £122 million under our old senior secured credit facility and the Flextech facility, respectively, with a drawdown from our Existing Facility.

We anticipate that our principal uses of cash in the future will be to fund our operations (including operating losses), capital expenditure and to service debt. Although we expect to continue to incur operating losses over the short to medium term, we anticipate that they will reduce as we continue to realize the benefits of our roll-out of digital television and broadband internet services which we anticipate will continue to increase triple-play penetration, increase revenue per customer in our residential and business markets, achieve the cost-efficiencies of delivering these services over our owned broadband network and benefit from the significant headcount reduction in 2002. Notwithstanding that we expect our capital expenditure requirements to continue to decrease in 2003, we also expect to continue to have significant capital needs in the future. With the majority of our network construction complete and substantially all network upgrades necessary for delivery of telephony and digital services complete, we anticipate that our capital expenditure will be largely driven by the costs associated with the connection of new subscribers (which will vary depending upon the take-up of our services) and of the replacement of network assets at the end of their useful lives. In May 2002, we announced a plan to reduce operating costs through such measures as divisional reorganization and headcount reductions (now largely completed) and to reduce capital expenditures by delaying or canceling non-core projects such as video-on-demand.

We anticipate that our principal sources of funds in the future will be proceeds from bank facilities, additional vendor financing, if available, the strategic sale of assets, cash in hand and cash flow from operating activities. Our future actual funding requirements could exceed currently anticipated requirements. Differences may result from higher-than-anticipated costs or capital expenditure and/or lower than anticipated revenues. Our actual costs, capital expenditure and revenues will depend on many factors, including, inter alia, consumer demand for voice, video, data and internet services, the impact on our business of new and emerging technologies, the extent to which consumer preference develops for cable television over other methods of providing in-home entertainment, the development of the interactive e-commerce market, consumer acceptance of cable telephony as a viable alternative to BT’s telephony services, and the continued downward pressure on telephony margins.

As of December 31, 2002, we had cash balances of £390 million (excluding £12 million that is restricted as to use to providing security for leasing obligations). However, we are currently unable to access further funding until such time as the Amended Facility is agreed with the Senior Lenders and there are significant restrictions imposed by our Senior Lenders on the use of a substantial portion of our cash balances. Our cash balances have increased by £376 million during the year ended December 31, 2002 mainly as a result of drawdowns from the Existing Facility (see below), and cash realized on the termination of certain foreign exchange contracts and on the disposals of our shareholdings in subsidiary and affiliated companies (see above).

Following the Flextech merger in April 2000, we had two separate bank facilities:

•	we were party to a £1.5 billion senior secured credit facility; and

•	Flextech and its subsidiaries were party to a £200 million senior secured credit facility.

On March 16, 2001, we entered into the Existing Facility with a syndicate of banks for £2.25 billion. The terms of the loan agreement governing the Existing Facility allowed us to raise £250 million from institutional investors (the “Institutional Tranche”) and raise a further £500 million of vendor financing. The first drawdown under this new facility was used to repay our old senior secured credit facility and the Flextech facility, noted above. On October 17, 2001, GE Capital Structured Finance Group Limited, an affiliate of GE Capital, lent us £125 million as part of the £250 million Institutional Tranche. Additionally, on March 12, 2002, we announced that we had secured a further £20 million of institutional funding from Newcourt Capital (UK) Ltd., a subsidiary of CIT Group Inc. As at December 31, 2002, £215 million of leasing and vendor financing had been incurred.

On July 15, 2002, the Nasdaq Stock Market notified us that the bid price of our ADSs was below $1.00 per share, and that if our ADS bid price was not at or above $1.00 per share for at least 10 consecutive trading days by October 14, 2002, we would be subject to delisting procedures. On October 1, 2002, we changed our ratio of ordinary shares to ADSs from 10-to-1 to 200-to-1. As a result, our ADS bid price increased to a level above $1.00 ever since. We have heard nothing further from the Nasdaq Stock Market.

As part of the negotiations with our Senior Lenders in respect of the Financial Restructuring, on August 21, 2002 and September 27, 2002, the Company and its Senior Lenders amended certain provisions of the Existing Facility restricting the level of our permitted borrowings, investments, encumbrances and disposals. On January 15, 2003 we announced that we had reached a non-binding agreement with respect to the terms of the Amended Facility with both the steering committee of our Senior Lenders and the Bondholder Committee. In addition, we announced that as at that date the terms of the Amended Facility had received credit committee approval, subject to documentation and certain other issues, from all of our Senior Lenders, save for those banks which are also creditors by virtue of the settlement of the Hedge Contracts (see “Item 4—Information on the Company—Description of Business—Recent Developments”). The Amended Facility will replace our Existing Facility and is, as noted above, conditional on various matters, including the satisfactory approval of each of our Senior Lenders, the finalization of arrangements for dealing with the Hedge Contracts and the completion of our the Financial Restructuring. The Amended Facility will provide us with substantial liquidity which is expected to be sufficient to meet our funding needs after completion of the Financial Restructuring.

Until a final agreement is reached with our Senior Lenders, we continue to operate under the Existing Facility, as amended on August 21, 2002, September 27, 2002, February 26, 2003 and May 29, 2003. Borrowings under the Existing Facility are secured on our assets, including partnership interests and shares of subsidiaries, and, except for the Institutional Tranche, bear interest at between 0.5% and 2.25% above LIBOR (depending on the ratio of borrowings to quarterly annualized consolidated net operating cash flow). Borrowings under the Institutional Tranche bear interest at up to 4% above LIBOR. The terms of the facility restrict transfers or disposals of assets from certain subsidiary companies. These restrictions relate to the type and value of the consideration that can be accepted. Currently our ability to borrow under the Existing Facility is restricted by amendments agreed with our Senior Lenders on August 21 and September 27, 2002 referred to above. When a final agreement is reached with our Senior Lenders, our ability to borrow under the Amended Facility will be subject to, among other things, our compliance with the financial and other covenants set forth in the loan agreement governing that facility and failure to comply with those covenants could result in all amounts outstanding thereunder becoming immediately due and payable. We anticipate that a final agreement with our Senior Lenders will include amendments to existing covenants and/or the addition of new covenants relating to our financial and operational performance.

As anticipated, the decision to defer payment of interest under certain of our Notes and amounts due as a result of the settlement of the Hedge Contracts has resulted in defaults under the Existing Facility. A default under the Existing Facility generally allows a group of our Senior Lenders, representing not less than two thirds in value of amounts borrowed under that facility, to declare all amounts owed to be immediately payable and/or to restrict our ability to access our otherwise available cash. Given progress reached to date in respect of amending our Existing Facility as part of a restructuring agreement, we do not expect our Senior Lenders to demand repayment on account of any default under the Existing Facility, including a default that arose as a result of a breach of certain financial covenants under the Existing Facility (as discussed below). There can be no assurance, however, that our Senior Lenders will not demand repayment of all amounts outstanding under the Existing Facility based on a now existing or future default.

We regularly monitor our ongoing ability to draw down under our bank facilities, which is dependent on satisfying the financial covenants contained in the loan agreement governing those facilities (see below for a discussion of our failure to meet two such covenants in the Existing Facility for each of the three-month periods ended December 31, 2002 and March 31, 2003). We expect that when agreed the Amended Facility will include covenants, compliance with which will require us to improve business performance and profitability. Our new long range business plan anticipates that we will be able to grow at a rate which will allow us to meet these covenants. However, this long range plan includes forecast information, the principal assumptions of which are clearly subject to a degree of risk, in particular our ability to increase revenues in accordance with our plans. If we were unable to remain compliant with our covenants (or to meet our debt service obligations), we could attempt to further restructure or refinance some or all of our existing indebtedness or to seek additional funding. We cannot assure you, however, that we would be able to do so on satisfactory terms, if at all.

On March 14, 2003, we notified our Senior Lenders that, as a result of provisions made for the VAT judgment (see “—A. Operating Results—Results of Operations—Years ended December 31, 2001 and 2002—Revenue”) and fees incurred in respect of the Financial Restructuring, and the resulting impact of these provisions on our net operating cash flow, we were in breach of two financial covenants under the Existing Facility in respect of the quarter ended December 31, 2002. On May 16, 2003, we further notified the Senior Lenders that we were in breach of financial covenants for the quarter ended March 31, 2003 due to the tightening of covenants. The breach of these financial covenants constituted a default under the Existing Facility. For the reasons noted above, we do not expect our Senior Lenders to demand repayment of the Existing Facility as a result of this default.

We believe we have adequate resources to continue in operational existence for a period of at least 12 months from the date of the Independent Auditor’s Report included elsewhere in this Annual Report. This belief assumes the successful conclusion of the Financial Restructuring (and any required amendments to the Existing Facility).

Contractual Obligations and Commercial Commitments

Our contractual obligations and commercial commitments as at December 31, 2002 are summarized in the table below. See “Recent Developments” for a description of the re-classification of certain of our long-term debt post December 31, 2002.

Contractual Obligations

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	£m	£m	£m	£m	£m
Long-term debt	5,450	3,652	319	300	1,179
Capital lease obligations	204	77	73	38	16
Operating leases	160	16	28	25	91
Unconditional purchase obligations	782	782	—	—	—
Other long-term obligations	—	—	—	—	—

Total contractual obligations	6,596	4,527	420	363	1,286

Since December 31, 2002, a number of interest payments which became due were not paid. As a result, additional long-term debt is in default. The total amount of this additional long-term debt, £1,005 million, has been classified in the above table as due after more than one year. This amount is comprised of £311 million included in 1-3 years, £300 million included in 4-5 years and £394 million included in After 5 years.

The following table includes information about our commercial commitments as of December 31, 2002. Commercial commitments are items that we could be obligated to pay in the future. They are not required to be included in the balance sheet.

Other Commercial Commitments

	Amount of Commitment Expiration Per Period
	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	After 5 years
	£m	£m	£m	£m	£m
Guarantees	20	8	—	12	—

We have no other contractual or commercial commitments.

Property and equipment

Additions to property and equipment in the year ended December 31, 2002 totaled £461 million, a decrease of £192 million or 29.4% from £653 million for the year ended December 31, 2001. Our capital expenditure has primarily funded the construction of local distribution networks and the National Network, capital costs of installing customers, and enhancements to our network for new product offerings. The additions in the year ended December 31, 2002 were principally a result of network upgrades and new subscriber installations in connection with our roll-out of digital television and broadband internet services. At December 31, 2002, 94.3% of the homes passed and marketed in our addressable areas are capable of receiving our broadband digital television and internet services.

We have substantially completed all network upgrades necessary for delivery of our digital television and broadband internet services. Consequently, we anticipate that capital expenditures associated with our services will be largely driven by the connection of new subscribers (which will depend on the take-up of our services) and of the replacement of network assets at the end of their useful lives. In 2003, management will continue to focus on reducing capital expenditure.

Included in the table of contractual obligations shown above is a total of £13 million relating to capital expenditure authorized by us for which no provision has been made in the consolidated financial statements. This amount includes subscriber installations (e.g., set-top boxes) for customer growth, network enhancements and computer projects necessary for the maintenance of the infrastructure of our business. In addition, and also included in the table, we have contracted to buy £28 million of programming rights for which the license period has not yet started. These commitments will be funded when required from operating cash flow and available bank facilities. Both of these amounts are shown as being payable in less than one year.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

Our Board consists of 7 directors, three executive directors and four independent non-executive directors. The business address of the Telewest directors is Telewest Communications plc, 160 Great Portland Street, London W1W 5QA, United Kingdom.

Name	Age	Position Held
Anthony (Cob) Stenham	71	Non-executive Chairman
Charles Burdick	52	Managing Director
Stephen Cook	43	Group Strategy Director and General Counsel
Denise Kingsmill CBE	56	Non-executive Director
Mark Luiz	50	Group finance Director
Anthony Rice	51	Non-executive Director
Stanislas Yassukovich CBE	68	Non-executive Director

Mr. Stenham has served as the independent non-executive Chairman of the Board since December 1999 and served as a consultant to the executive committee of a joint venture between MediaOne and Liberty Media, which combined their respective UK cable interests, from May 1994 until the joint venture was acquired by the predecessor to Telewest in November 1994 in connection with Telewest’s initial public offering. Prior to his appointment as chairman, Mr. Stenham served as an independent non-executive director and deputy chairman of the Board from November 1994 until December 1999 and was Chairman of the Audit and Remuneration Committees during that period. Mr. Stenham was chairman of Arjo Wiggins Appleton plc (a manufacturer and distributor of paper products) from 1990 to November 1997. Previously, Mr. Stenham was a managing director of Bankers Trust Company from 1986 to 1990 and an executive director of Unilever N.V. and Unilever plc for 15 years prior to that. Mr. Stenham serves as a non-executive director of various companies, including Hebridean Cruises plc (a luxury cruise ship company), Jarrold & Sons Ltd. (multiple retail shops and specialized printing) and Management Consulting Group plc (a business consulting services provider). Mr. Stenham also currently serves as the non-executive chairman of IFonline Group Ltd (a mortgage data provider), Whatsonwhen Ltd (a travel and entertainment content provider), Darfield Investments Limited and Camden Arts Centre.

Mr. Burdick was appointed Managing Director in July 2002 having served as Group Finance Director since February 1997. Between September 1996 and February 1997, Mr. Burdick served as acting Group Finance Director. From 1990, Mr. Burdick was Vice President of Finance and Assistant Treasurer of MediaOne. Prior to joining MediaOne, Mr. Burdick worked in treasury and corporate development positions at, among others, Time Warner Inc. and Carnation International.

Mr. Cook was appointed to the Board as Group Strategy Director in April 2000 following completion of the merger with Flextech. Mr. Cook has also served as General Counsel of Telewest since August 2000. From October 1998 Mr. Cook served as General Counsel, Company Secretary and as an Executive Director of Flextech. Between April 1995 and October 1998, Mr. Cook was a partner with Wiggin and Co., Flextech’s principal legal advisers, and a non-executive director of SMG plc from March 2000 until November 2002. Mr. Cook was a partner at the law firm of McGrigor Donald from May 1993 until April 1995.

Mr. Luiz was appointed Group Finance Director in August 2002 having served as Chief Operating Officer of the Cable Division since May 2002. Mr. Luiz served as the Chief Executive of the Content Division from the completion of the merger with Flextech in April 2000 to May 2002. Mr. Luiz has served as a Director since November 2000. Mr. Luiz joined Flextech in 1994 as Chief Financial Officer and was appointed Finance Director in 1995. Prior to joining Flextech, Mr. Luiz served as Chief Finance Officer for United Artists Programming from 1992, having joined them as Financial Controller in 1988.

Ms. Kingsmill was appointed to serve as an independent non-executive Director in June 2001. Ms. Kingsmill has served as deputy chairman of the Competition Commission since October 1997 and as an adviser to Denton Wilde Sapte from 1994 until January 2000, specializing in the areas of employment law and corporate governance. Ms. Kingsmill is a non-executive director of the Group Executive Board of the Home

Office. Ms. Kingsmill is also a Deputy Chairman of the Design Museum as well as a member of the advisory board of the Cambridge Business School (the Judge Institute).

Mr. Rice was appointed to serve as an independent non-executive Director in September 1998, following completion of the merger with General Cable. Mr. Rice served as a non-executive director of General Cable from October 1997 to the completion of the merger with General Cable. Mr. Rice is the chief executive of Tunstall Group Ltd. (an electronics manufacturing company), having served in this position since March 2002. From January 2001 to April 2002, Mr. Rice served as the group managing director (ventures) at BAe Systems. From December 1999 to December 2000, Mr. Rice was the group director (supply chain management) of BAe Systems. Prior to that, Mr. Rice served as group managing director (commercial aircraft) of British Aerospace plc (responsible for the Airbus, regional aircraft and asset management businesses of British Aerospace plc), from June 1998 until December 1999. Previously Mr. Rice was chief executive of British Aerospace Asset Management from September 1995 to June 1998 and group treasurer of British Aerospace plc from July 1991 to September 1995. Mr. Rice was appointed a non-executive director of Cable & Wireless plc in January 2003 and is also a non-executive director of Atlantic Coast Airlines Inc.

Mr. Yassukovich was appointed as an independent non-executive director in April 2000 upon completion of the merger with Flextech and served as the non-executive deputy chairman of the board of Flextech from June 1997 and as a non-executive director of Flextech from August 1989, including the period from August 1989 until June 1997, when Mr. Yassukovich served as the non-executive chairman of the board of Flextech. Mr. Yassukovich is currently chairman of Henderson EuroTrust plc (an investment trust company), Park Place Capital Limited (an investment management company), Manek Investment Management Ltd (an investment management company) and deputy chairman of ABC International Bank plc. Mr. Yassukovich serves on the board of ABC Investment Holdings Limited and Atlas Capital Limited. Mr. Yassukovich was formerly deputy chairman and chief executive officer of the European Banking Group, former chairman of Merrill Lynch Europe and Middle East and a former deputy chairman of the London Stock Exchange.

Senior Executives

The individuals set out below are senior executives of the Combined Group.

Name	Age	Position Held
Charles Burdick	52	Managing director
Stephen Cook	43	Group strategy director and general counsel
Mark Luiz	50	Group finance director

For certain biographical information concerning Messrs. Burdick, Cook and Luiz see “—Board of Directors.”

Directors’ Interests in Transactions

None of the directors has or has had any interest in any transactions which are or were unusual in their nature or conditions or significant to our business taken as a whole and which were effected during the current or immediately preceding financial year or during any earlier financial year and which remain in any respect outstanding or unperformed.

B.	COMPENSATION

The following table shows the remuneration paid to our executive and non-executive directors for the year ended December 31, 2002.

	Salaries/ Fees	Allowances(1)	Non- cash Benefits	Performance- Related Bonuses	Compensation for loss of office	Total Emoluments Excluding Pensions	Pension Contributions(2)
	(£ in thousands)
EXECUTIVE
Charles Burdick	400	73	3	160	—	636	15
Stephen Cook	350	78	6	140	—	574	—
Mark Luiz	350	—	18	140	—	508	42
Adam Singer (resigned July 31, 2002)	350	12	10	—	1,422	1,794	35

NON-EXECUTIVE
Robert Bennett (resigned July 17, 2002)	—	—	—	—	—	—	—
Miranda Curtis (resigned July 17, 2002)	—	—	—	—	—	—	—
Dennis Durkin (resigned May 14, 2002)	—	—	—	—	—	—	—
Graham Hollis (resigned July 17, 2002)	—	—	—	—	—	—	—
Denise Kingsmill	35	—	—	—	—	35	—
Anthony Rice	35	—	—	—	—	35	—
Anthony Stenham	175	—	21	—	—	196	—
Salman Ullah (resigned May 14, 2002)	—	—	—	—	—	—	—
Henry Vigil (resigned May 14, 2002)	—	—	—	—	—	—	—
Stanislas Yassukovich	41	—	—	—	—	41	—

	1,736	163	58	440	1,422	3,819	92

Notes:

(1)	Company car allowances paid to the directors in lieu of a company car are included within the allowances figure shown above. In previous years this has been disclosed in the salary figure. Additional cash sums paid to the directors for their personal pension arrangements are also included within the allowances figure shown above. In previous years this has been shown in either the salary figure or the pension contributions figure.
(2)	The pension contributions for the directors were paid into their personal pension schemes. Allowances, benefits in kind and bonuses paid to directors are not pensionable. None of the directors are members of our Money Purchase Occupational Pension Plan.

Bonus Scheme

The bonus scheme for executive directors is structured to reward the achievement of results against set objectives. For 2002, the level of bonus payable to each executive director was determined by our EBITDA performance against budget, with achievement of budget delivering a bonus of 25% of annual base salary. A further 15% of annual base salary was payable against the achievement of personal objectives as set by the remuneration committee. Bonuses for the executive directors for the year ended December 31, 2002 have been paid in full. However, in the case of Charles Burdick and Stephen Cook, if the executive leaves employment in certain specified circumstances within 12 months of the date of payment, a proportion of the bonus (ranging between 25% and 100%, depending on when the event occurs) must be repaid.

Further details of bonuses paid for the year ended December 31, 2002 are shown above. Any bonuses paid are non-pensionable.

Future bonus schemes will be structured to reward the performance required for the needs of the business following the proposed Financial Restructuring.

Former Directors and Compensation for Loss of Office

Messrs. Durkin, Ullah and Vigil resigned as Directors on May 14, 2002. They received no compensation for loss of office.

Messrs. Bennett and Hollis and Ms. Curtis resigned as Directors on July 17, 2002. They received no compensation for loss of office.

Mr. Singer resigned as a Director on July 31, 2002. In compensation for the early termination of his employment agreement described below, he was paid a sum equal to two years’ basic salary plus benefits on leaving the Company. He is also permitted to exercise his outstanding share options (in accordance with the scheme rules).

The following table details options to acquire ordinary shares granted under our Executive Share Option Schemes and our Sharesave Schemes held by Mr. Singer:

	Number of shares under option at December 31, 2001	Granted/ (lapsed) during 2002	Date of Grant/ Lapse	Note	Number of shares under option at December 31, 2002	Exercise Period	Exercise price per Share (pence)
Adam Singer	12,765	—	—	a	12,765	07/31/2002 – 12/29/2003	235.0
	1,741,229	—	—	b	1,741,229	07/31/2002 – 12/29/2003	228.0
	1,000,000	—	—	b	1,000,000	07/31/2002 – 12/06/2004	120.0
	400,000	—	—	b	400,000	07/31/2002 – 05/15/2005	75.0
	3,247	(3,247)	07/31/2002	c	—

Totals	3,157,241	(3,247)			3,153,994

Notes:

(a)	Approved Executive Share Options
(b)	Unapproved Executive Share Options
(c)	Sharesave Options

Non-executive Directors Terms of Appointment

Mr. Stenham has a letter of appointment for a fixed term of one year from December 1, 1999 continuing thereafter unless terminated by 12 months’ notice by either party, except in the event of a change of control, when the notice period is 24 months. Mr. Stenham has confirmed that his notice period would not increase where the change of control is part of a Group reorganization. He has also confirmed that he would relinquish his right to the enhancement of his notice period in a transaction where it was thought that his independence was compromised by existence of such right. Mr. Stenham’s fee for his services as a non-executive director is £175,000 per annum. This fee reflects his role as Chairman of the Board. He is provided with a company car and private medical insurance (for himself and his family).

Ms. Kingsmill has a letter of appointment dated July 26, 2001 for an initial period of three years subject to extension for a further three year period. The appointment may be terminated at any time without giving rise to damages for loss of office or fees payable in respect of any unexpired portion of the term of appointment. Ms. Kingsmill’s fee for her services as a non-executive director is £35,000 per annum.

Mr. Rice has no letter of appointment. Mr. Rice’s fee for his services as a non-executive director is £35,000 per annum.

Mr. Yassukovich has a letter of appointment dated April 29, 1999. The appointment is for a 12-month period to run from the date of re-appointment at each annual general meeting. The appointment may be terminated at any time without giving rise to damages for loss of office or fees payable in respect of any unexpired portion of the term of appointment. Mr. Yassukovich’s fee for his services as a non-executive director is £41,000 per annum. This fee reflects his role as the senior independent non-executive director on the Board.

The non-executive directors are not eligible for pension scheme membership and, other than disclosed elsewhere in this Annual Report, do not participate in any of our bonus, share option or other incentive schemes. They retire from office at each annual general meeting and offer themselves for re-appointment at each annual general meeting.

Executive Directors’ Employment Agreements

Mr. Burdick has an employment agreement, dated August 7, 1997, which will continue until terminated by either party giving to the other not less than 12 months’ notice however, his employment agreement can be terminated, subject to certain conditions, upon a change of control (as defined in the employment agreement). If notice is given by either party within the 6 months following the date of a change of control, the notice period shall be 6 months if given by Mr. Burdick to the employing company or 24 months if given by the employing company to Mr. Burdick. Thereafter the notice period will revert to 12 months’ notice by either party. His current basic annual salary is £500,000 per annum and he is provided with a company car or cash allowance in lieu thereof, private medical insurance (for himself and for his family), life assurance cover equal to four times his basic annual salary and income protection insurance. Pension contributions are made to a personal pension scheme of 15% of his gross basic annual salary up to the UK Inland Revenue earnings cap and an additional cash sum of 20% of his gross basic annual salary above the UK Inland Revenue earnings cap is paid to him for his personal pension arrangements (these payments are subject to a personal contribution of 10% of his gross basic annual salary to a personal pension scheme). He is eligible to participate in our share schemes

Mr. Cook has an employment agreement, dated October 21, 1998, which will continue until terminated by either party giving to the other not less than 12 months’ notice. His current basic annual salary is £370,000 per annum and he is provided with a company car or cash allowance in lieu thereof, private medical insurance (for himself and for his family), life assurance cover equal to four times his basic annual salary and income protection insurance. A cash sum of 20% of Mr. Cook’s gross basic annual salary is paid to him for his personal pension arrangements (these payments are subject to a personal contribution of 4% of his gross basic annual salary to a personal pension scheme). He is eligible to participate in our share schemes.

Mr. Luiz has an employment agreement, dated November 9, 1995, which will continue until terminated by either party giving to the other not less than 12 months’ notice. His current basic annual salary is £350,000 per annum and he is provided with a company car or cash allowance in lieu thereof, private medical insurance (for himself and for his family), life assurance cover equal to four times his basic annual salary and income protection insurance. Pension contributions are made to a personal pension scheme of 12% of Mr. Luiz’s gross basic annual salary (these payments are subject to a personal contribution of 4% of his gross basic annual salary to a personal pension scheme). He is eligible to participate in our share schemes.

Mr. Singer, who resigned as a director on July 31, 2002, had an employment agreement, dated May 27, 1999 which was terminable by him giving to the employing company 12 months’ notice or by the employing company giving to Mr. Singer 24 months’ notice. This notice period was considered appropriate when the employment agreement with Mr. Singer was entered into. Mr. Singer’s basic annual salary as at the date of resignation was £600,000 per annum and he was provided with a company car, private medical insurance (for himself and for his family), life assurance cover equal to four times his basic annual salary and income protection insurance. Pension contributions were made to a personal pension scheme of 10% of Mr. Singer’s gross basic annual salary and an additional cash sum of 3.5% of his gross basic annual salary was paid to him for his personal pension arrangements.

C.	BOARD PRACTICES

Board Powers, Composition and Term of Office

This section contains summaries of provisions of our Articles of Association (the “Articles”) and the Relationship Agreement.

Powers

Telewest’s Board may exercise all of its powers that are not specifically reserved for the shareholders by the Companies Act, by its Memorandum of Association, by its Articles or by a resolution of the shareholders, whether relating to the management of its business or otherwise. Every director who is present at a Board meeting shall have one vote. In the case of an equality of votes, the Chairman of the Board has no casting vote. A director may designate an alternate to attend any Board meeting, and such alternate shall have all the rights of a director at such meeting.

The Articles require the vote of a majority of the directors (or alternates) present at a duly convened meeting for the approval of all Board actions.

Composition

The arrangements between Telewest and Liberty Media provide that the Board shall consist of no more than 16 directors (unless consent is given) and that for so long as Liberty Media owns 12.5% or more of our shares, it will be entitled to appoint three directors to the Board and it is entitled to appoint two directors to the Board if it holds 5% or more of our shares. Liberty Media does not currently have any representation on our Board.

Liberty Media has agreed that if there is any arrangement to which we are a party (or propose to be a party), which gives rise to a conflict between the interests of Telewest and those of Liberty Media, then the approval of the independent directors shall be required before the arrangement can proceed.

The quorum for a meeting of the Board consists of a majority of the directors. If the Liberty Media directors have a conflict of interest they will not be required to be part of the quorum and will have no rights to vote in respect of the conflict in question. Notwithstanding this, such directors will still be entitled to attend and be heard on the matter at the relevant Board meeting.

In the event that Liberty Media has any representative directors on the Board, any committee appointed by the Board shall include one Liberty Media director (unless it consents otherwise), provided that a majority of the members of the committee are independent directors.

The shareholder arrangements also provide that, for so long as Liberty Media holds 15% or more of our shares, the consent of Liberty Media must be obtained by us before:

(a)	making any material acquisition or disposal out of the ordinary course of business including any transaction which would qualify as a Class 2 transaction under the Listing Rules of the UK Listing Authority or which the Board intends to announce;

(b)	incurring any borrowings or indebtedness in excess of £50 million in aggregate (other than the existing facilities);

(c)	allotting or issuing shares or securities convertible into shares or granting options;

(d)	appointing or removing our group chief executive officer; or

(e)	increasing the number of directors holding office beyond 16.

The shareholder rights described above can be assigned to members of Liberty Media’s group.

Until May 2003 Microsoft had rights similar to the rights of Liberty Media described in the foregoing paragraphs. Upon Microsoft’s sale of its interest in Telewest to IDT Corporation, Microsoft’s rights terminated.

Term of Office

All of Telewest’s directors shall hold office until the next annual general meeting following their elections and, in any event, until their successors have been elected or their earlier resignation or removal from office pursuant to the Articles. Accordingly, at each of Telewest’s annual general meetings, each of the directors may stand for election or re-election.

On a vote or resolution of Telewest to remove any director appointed by Liberty Media in accordance with the rights set out above, members of Liberty Media shall in aggregate have twice the number of votes of all other members present and voting.

There is no maximum age for a director and no director is required to own any of Telewest’s shares.

Committees

The Board may delegate any of its power and authority for such time and on such terms and conditions as it deems appropriate to a committee consisting of one or more directors (subject to appointment rights provided to Liberty Media below) and one or more other persons (if thought fit). Pursuant to the Articles, the majority of members of any committee must be directors and the Chairman and the majority of members of any committee must be independent of Liberty Media.

The Articles provide that, for so long as Liberty Media has the right to appoint directors, each committee shall include one representative designated by Liberty Media (unless Liberty Media or the Liberty Media Directors otherwise consent). Pursuant to the Articles, no resolution of a committee is effective unless a majority of those present when it is passed are directors.

Until May 2003 Microsoft had rights similar to the rights of Liberty Media described in the foregoing paragraphs. Upon Microsoft’s sale of its interest in Telewest to IDT Corporation, Microsoft’s rights terminated.

During 2002 (as disclosed above), Liberty Media withdrew its representatives from the Board. Consequently, it currently has no representation on the Group’s Committees.

We have established an audit committee (the “Audit Committee”) and a remuneration committee (the “Remuneration Committee”), each with formally delegated duties and responsibilities. The Audit Committee comprises three independent non-executive directors and is chaired by Mr. Rice. Its other members are Ms. Kingsmill and Mr. Yassukovich. The Audit Committee meets regularly (it met four times in 2002) and is responsible for reviewing and monitoring our accounting policies and reporting requirements and effectiveness of our internal controls. Representatives of the external independent auditors and the group director of risk and control are invited to attend meetings and have direct access to the members of the committee at all times.

In addition, a disclosure committee, a sub committee of the Audit Committee was formed during 2002 as a result of obligations placed on us due to our listing on Nasdaq and the recent Sarbanes-Oxley legislation. The disclosure committee was formed so as to enable the controls and procedures, designed to ensure that we have the financial and non-financial information required to meet our reporting obligations under the Sarbanes-Oxley Act, to be formally documented. It considers the technical accounting treatments applied by us and the risk environment within which we operate. The committee has a core membership of nine senior executives and other members of staff are consulted as and when it is felt appropriate.

The Remuneration Committee comprises three independent non-executive directors and is chaired by Mr. Yassukovich. Its other members are Ms. Kingsmill and Mr. Rice. The chairman and managing director are generally invited to attend meetings; however they are not present during any discussion on their own remuneration. The Remuneration Committee meets regularly (it met four times during 2002) and deals with the remuneration of our executive directors and policies for senior management remuneration and development on behalf of the Board.

D.	EMPLOYEES

Employees

The average number of persons employed by us (including our directors) during the years ended December 31, 2000, 2001 and 2002, respectively, analyzed by category, was as follows:

	2000	2001	2002
Sales and customer services	4,129	5,160	4,802
Construction and operations	3,647	3,756	3,587
Administration	1,526	1,745	1,537

Total	9,302	10,661	9,926

The average number of persons employed during a year is calculated by averaging the number of persons employed at the end of each of the 12 months within that period. The average number of persons employed by us does not include employees of Flextech prior to May 1, 2000 and Eurobell prior to October 1, 2000.

At December 31, 2002, we had approximately 9,200 employees.

In May 2003, a ballot was held to consider whether certain field operations staff should, in the future, be represented by the Communication Workers Union (the “CWU”). The vote was carried in favor of membership and as a result we signed an agreement with the CWU on June 16, 2003 which becomes fully binding on both parties in September 2003. Approximately 1,200 field operators staff are covered by the agreements. Except for these arrangements, none of our employees are covered by collective bargaining agreements. We believe that our relationship with our employees is good.

E.    SHARE OWNERSHIP

Directors’ Ownership of Telewest Shares and Telewest ADSs

As at the close of business on June 26, 2003 (being the latest practicable date prior to the publication of this Annual Report) the interests (all of which are beneficial unless otherwise stated) of the directors and (so far as the directors are aware, having made due and careful enquiry) persons connected with them (within the meaning of Section 346 of the Companies Act) in our share capital which have been notified to us pursuant to Section 324 or 328 of the Companies Act or which are required to be entered into the register maintained pursuant to Section 325 of the Companies Act and the existence of which is known to, or could with reasonable diligence be ascertained by the directors, were as follows:

Number
Anthony Stenham	40,000
Charles Burdick.	294,201
Stephen Cook	0
Denise Kingsmill	30,983
Mark Luiz	20,631
Anthony Rice	27,120
Stanislas Yassukovich	47,513

460,448

Directors’ Options

The following table details options to acquire our ordinary shares granted under our Executive Share Option Schemes and our Sharesave Schemes held by our directors:

	Number of shares under option at December 31, 2001	Granted/ (lapsed) during 2002	Date of Grant/ Lapse	Note	Number of shares under option at December 31, 2002	Exercise Period	Exercise price per Share (pence)
Charles Burdick	27,486	—	—	a	27,486	03/13/2000 – 03/12/2007	109.1
	800,542	—	—	b	800,542	03/13/2000 – 03/12/2007	108.7
	1,192,982	—	—	b	1,192,982	06/30/2003 – 06/29/2010	228.0
	583,333	—	—	b	583,333	06/07/2004 – 06/06/2011	120.0
	233,333	—	—	b	233,333	11/16/2004 – 11/15/2011	75.0

Totals	2,837,676				2,837,676

Stephen Cook	21,394	(21,394)	04/21/2002	a	—
	742,021	(742,021)	04/21/2002	b	—
	982,456	—	—	b	982,456	06/30/2003 – 06/29/2010	228.0
	421,052	—	—	b	421,052	11/21/2003 – 11/20/2010	114.0
	583,333	—	—	b	583,333	06/07/2004 – 06/06/2011	120.0
	233,333	—	—	b	233,333	11/16/2004 – 11/15/2011	75.0
	10,977	—	—	c	10,977	02/01/2004 – 07/31/2004	88.3

Totals	2,994,566	(763,415)			2,231,151

Mark Luiz	169,223	—	—	1,b	169,223	06/19/1998 – 06/18/2005	99.9
	397,776	(397,776)	06/18/2002	b	—
	1,052,631	—	—	b	1,052,631	06/30/2003 – 06/29/2010	228.0
	583,333	—	—	b	583,333	06/07/2004 – 06/06/2011	120.0
	233,333	—	—	b	233,333	11/16/2004 – 11/15/2011	75.0
	10,977	—	—	c	10,977	02/01/2004 – 07/31/2004	88.3

Totals	2,447,273	(397,776)			2,049,497

Anthony Stenham	10,977	—	—	c	10,977	02/01/2004 – 07/31/2004	88.3

Totals	10,977	—			10,977

The following table details entitlements to our ordinary shares under the Telewest Long Term Incentive Plan (“LTIP”) held by our directors:

	Number of shares at December 31, 2001	Lapsed during 2002	Transferred during 2002	Number of shares at December 31, 2002	Transfer dates
Charles Burdick	9	—	—	9	From 11/01/2001
	66,112	—	—	66,112	From 03/20/2002
	51,546	(51,546)	—	—

Totals	117,667	(51,546)	—	66,121

The following details entitlements to our ordinary shares under the Telewest Equity Participation Plan held by our directors:

	Number of Bonus shares at December 31, 2001	Matching allocation as at December 31, 2002	Transferred during 2002	Number of shares at December 31, 2002	Transfer dates
Charles Burdick	14,989	25,401	—	40,390	From 03/22/2002

Totals	14,989	25,401	—	40,390

The following details entitlements to our ordinary shares under the Telewest Restricted Share Scheme held by our directors:

	Number of shares at December 31, 2001	Awarded during 2002	Number of shares at December 31, 2002	Transfer dates
Charles Burdick	185,915	—	185,915	From 06/12/2004

Total	185,915	—	185,915

Notes:

(a)	Approved Executive Share Options
(b)	Unapproved Executive Share Options
(c)	Sharesave Schemes
1.	These options were granted under the 1992 Flextech Approved Employee Share Option Plan and were, following the acquisition of Flextech in April 2000, exchanged for replacement options over Telewest shares. These options continue to be governed by the rules of the relevant Flextech plan which is structurally similar to the Telewest 1995 (No.1) Executive Share Option Scheme and as a result of the option exchange there are no performance conditions attached to these options.

The middle-market price on December 31, 2002, was £0.02 and the range during the year was £0.68 to £0.01. More information on share price movements during the year is given in “Item 9.A—The Offer and Listing—Offer and Listing Details.”

Save as disclosed above, no right to subscribe for our shares or those of our subsidiaries was granted to or exercised by a director, or any member of his or her immediate family during 2002.

None of the directors are or were interested in our limited voting convertible ordinary share capital. Save as disclosed above, the directors had no interests in our issued share capital or that of our subsidiaries at the dates given above.

On December 31, 2002, the Telewest 1994 Employees’ Share Ownership Plan Trust held 896,093 ordinary shares. Each of the executive directors is taken to have a technical interest in all the ordinary shares held by the trustees.

Save as noted above, the interests of the directors set out herein have not changed between the end of the financial year and the date of this report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth certain information with respect to persons known to Telewest to be the beneficial owners, as at June 26, 2003 (being the latest practicable date prior to the publication of this Annual Report), directly or indirectly, of 5% or more of the aggregate number of ordinary shares and limited voting shares. So far as we are aware, unless otherwise discussed below, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares and Telewest Limited Voting Shares indicated as being beneficially owned by them. See “Item 3.E—Key Information—Risk Factors—Influence of, and Changes in, Principal Shareholders.”

Name and Address of Beneficial Owner	Number of Ordinary Shares	Number of Telewest Limited Voting Shares	Percentage of Telewest Issued Share Capital
Liberty Media Corporation and its subsidiaries(1) 12300 Liberty Boulevard Englewood, Colorado 80112	722,205,225	22,185,093	25.2

IDT Venture Capital, Inc.(2) c/o IDT Corporation 520 Broad Street Newark, NJ 07102	636,056,024	60,322,654	23.6

The Capital Group Companies, Inc. 333 South Hope Street Los Angeles, CA 90071	190,920,901	—	6.5

All directors and officers of the Company as a group	460,448	—	*

*	Less than 0.1%.
(1)	Of the ordinary shares that are listed as beneficially owned by Liberty Media, 218,820,543 ordinary shares are registered in the name of Liberty Flex Holdings, a wholly owned subsidiary of Liberty Media. 503,384,682 ordinary shares and 22,185,093 limited voting shares are registered in the name of Liberty International B-L LLC, a majority owned indirect subsidiary of Liberty Media.
(2)	All the shares listed as beneficially owned by IDT are registered in the names of wholly owned subsidiaries of IDT.

RELATED PARTY TRANSACTIONS

Identity of Relevant Related Parties

Liberty Media, Microsoft and MediaOne are or were related parties of the Telewest Group, in that they control or controlled, directly or indirectly, more than 20% of the voting rights of the Company in 2002, 2001 and 2000. In September 2002, MediaOne disposed of its entire shareholding, and in May 2003, Microsoft disposed of its entire shareholding.

Flextech up to its acquisition on April 19, 2000 was a related party of the Telewest Group because Liberty Media owned more than 20% of the voting rights of Flextech.

UKTV is a related party of the Telewest Group, as the Group owns 50% of the voting rights.

TV Travel Group Limited (“TVT”) was a related party of the Telewest Group, as the Group owned 37.95% of the voting rights, from its acquisition with Flextech in April 2000 until its sale in May 2002.

Nature of Transactions

We had a £10 million loan facility with Liberty Media. Interest charged on this loan was £0 in 2002 and 2001 and £1 million in 2000. The balance due to Liberty Media at December 31, 2000 was £17 million including accrued interest and was repaid during 2001.

Additionally, we purchase software and consultancy services from Microsoft, on normal commercial terms. Purchases in the year ended December 31, 2002 amounted to £1 million compared to £2 million in the year ended December 31, 2001. The balance outstanding in respect of these purchases was £0 at December 31, 2002 and 2001.

We have recharged overheads and costs incurred on their behalf to UKTV and TVT in 2002 of £11 million and £1 million, respectively, compared to £8 million and £3 million in 2001, respectively. We have also made a loan to UKTV. Interest charged on this loan was £12 million in 2002 and £12 million in 2001. Amounts due from UKTV and TVT at December 31, 2002 were £208 million and £1 million, respectively, and at December 31, 2001 it was £218 million and £28 million, respectively.

In the normal course of our business, we purchase programming from UKTV. Purchases in the year ended December 31, 2002 were £13 million compared to £9 million in 2001 and £7 million in 2000. The balance due to UKTV at December 31, 2002 was £0 compared to £2 million at December 31, 2001.

On June 12, 2002 Liberty TWSTY Bonds, Inc., a wholly owned subsidiary of Liberty Media, launched a tender offer for: (i) up to $60.0 million of our 9 5/8% Senior Debentures due 2006, (ii) up to $307.3 million of our 11% Senior Discount Debentures due 2007, (iii) up to $70.0 million of our 11¼% Senior Notes due 2008, (iv) up to £65.0 million of our 9 7/8% Sterling Senior Discount Notes due 2009, (v) up to $100.0 million of our 9¼ Senior Discount Notes due 2009, (vi) up to £36.0 million of our 9 7/8% Sterling Senior Notes due 2010, (vii) up to $70.0 million of our 9 7/8% Senior Notes due 2010 and (viii) up to $90.0 million of our 11 3/8% Senior Discount Notes due 2010. We issued a response to the tender offer on June 24, 2002 indicating that we were unable to take a position with respect to the tender offer because we were unable to determine whether the tender offer was beneficial or detrimental to the holders of such notes and debentures. On July 17, 2002, Liberty TWSTY Bonds, Inc. announced that it was terminating the tender offer.

ITEM 8.	FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item are found in Item 18 of this Annual Report, beginning on page F-2.

Legal Proceedings

Other than as set forth below, neither Telewest nor any other member of the Telewest Group is or has been engaged in any legal or arbitration proceedings, nor are any such proceedings pending or threatened by or against it, which may have, or have had during the 12 months preceding the date of this Annual Report, a significant effect on the Telewest Group’s financial position.

A dispute between Telewest Communications Group Limited, Telewest Communications (Publications) Limited and the Commissioners of Customs and Excise over the VAT status of Cable Guide and Zap magazines, was heard between October 21 and October 25, 2002, in respect of which judgment was passed down on January 21, 2003 which has resulted in the provision of £16 million against revenue in our consolidated financial statements. The exceptional item arose in respect of VAT payable in the period from January 2000 to July 2002. Our magazines have since ceased publication. Therefore, the exceptional item represents the full extent of our VAT liability in respect of our magazine operations. The VAT tribunal held that our arrangements to protect the zero-rated VAT status of Cable Guide and Zap magazines could, in principle, be effective in creating a separate supply by Telewest Communications (Publications) Limited, which was not ancillary to the supply of pay-television services. However, in practice, the steps taken by us were insufficient to make the arrangements effective. We have appealed this decision which is expected to be heard in the High Court in November 2003.

On April 24, 2003, process was filed in the Supreme Court of the State of New York in relation to an action brought by Eximius Capital Funding, Ltd. (“Eximius”) against Telewest to recover the principal and interest and other payments due in respect of certain of our notes. We have been informed that W.R. Huff Asset Management Co., L.L.C. (“Huff”) is an adviser to Eximius but that Eximius is not a member of the same group of companies as Huff. Telewest has moved to dismiss Eximius’ complaint principally on the grounds that, under the terms of the indentures governing the notes, Eximius has no standing to bring the claims alleged in its complaint and has also failed to state legally sufficient claims.

On May 12, 2003, process was filed in the Supreme Court of New York in relation to a further action brought by Eximius against, inter alia, Telewest, Liberty Media, our Directors and certain of our former Directors (collectively, the “Defendants”) in respect of an alleged breach of fiduciary duty and other alleged wrongful conduct by the Defendants in relation to the Financial Restructuring. On June 9, 2003, Eximius moved to amend and supplement the complaint to add IDT Corporation and certain alleged affiliates of IDT as defendants. The Defendants’ time to answer, move or otherwise respond to the action has not yet expired.

On or about June 12, 2003, the United States District Court for the Southern District of New York agreed to allow Huff and certain other holders of our notes to amend a complaint originally filed against, inter alia, Liberty Media relating to the tender offer by Liberty TWSTY Bonds, Inc. for certain of our notes. The amended complaint adds the Defendants as parties. The amended action alleges violations of Rule 10b-5 under the Securities Exchange Act of 1934 and common law fraud by, among others, Liberty and the Defendants arising from certain statements in 2001 and early 2002. The Defendants’ time to answer, move or otherwise respond to the action has not yet expired.

On October 29, 2002, following non-payment of our obligations under certain foreign exchange contracts, Credit Agricole Indosuez presented a winding-up petition against us (in respect of a debt of approximately £10 million). On or about October 31, 2002 the Royal Bank of Scotland plc served a notice in support of the petition. On June 5, 2003, The Huff Alternative Fund LP, also served a notice in support of the winding-up petition. At the initial hearing of the petition, it was adjourned until January 29, 2003, when it was adjourned further. The winding-up petition has not yet been listed for hearing, and as far as we are aware Credit Agricole Indosuez has not taken any further steps to list it. We have obtained several orders under Section 127 of the UK Insolvency Act 1986, to enable us to continue to make certain payments without the risk of those payments subsequently being declared void as a result of the presentation of the winding-up petition.

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

SIGNIFICANT CHANGES

Not applicable.

ITEM 9.	THE OFFER AND LISTING

OFFER AND LISTING DETAILS

The following tables sets forth, for the periods indicated, (a) the high and low middle-market quotations for our shares on the London Stock Exchange and (b) the high and low reported closing prices of our ADSs on The

Nasdaq National Market (“Nasdaq”). For current price information, shareholders are urged to consult publicly available sources.

Five Most Recent Fiscal Years

	Telewest shares(1)		Telewest ADSs(2)
	High	Low	High	Low
1998	208.5 pence	70.0 pence	$33.63	$11.63
1999	351.3 pence	173.5 pence	$58.00	$28.25
2000	563.0 pence	103.3 pence	$87.88	$14.00
2001	161.0 pence	23.0 pence	$23.50	$3.50
2002	67.5 pence	0.8 pence	$10.50	$0.13

Quarterly Data for Two Most Recent Years

		Telewest shares(1)		Telewest ADSs(2)
		High	Low	High	Low
2001	First Quarter	161.0 pence	100.8 pence	$23.50	$14.75
	Second Quarter	139.0 pence	83.5 pence	$20.40	$11.65
	Third Quarter	93.3 pence	23.0 pence	$13.14	$3.50
	Fourth Quarter	81.5 pence	28.0 pence	$11.03	$3.85

2002	First Quarter	67.5 pence	11.3 pence	$9.75	$1.85
	Second Quarter	13.5 pence	2.4 pence	$2.04	$0.35
	Third Quarter	3.0 pence	0.8 pence	$0.52	$0.13
	Fourth Quarter	3.6 pence	1.0 pence	$10.50	$3.05

2003	First Quarter	3.0 pence	2.0 pence	$8.60	$6.34
	Second Quarter (through June 26, 2003)	2.4 pence	1.5 pence	$8.00	$5.36

Most Recent Six Months

	Telewest Shares (1)		Telewest ADSs (2)
	High	Low	High	Low
December 2002	3.6 pence	1.8 pence	$10.50	$5.59
January 2003	3.1 pence	1.9 pence	$9.60	$6.34
February 2003	2.8 pence	2.1 pence	$8.50	$7.26
March 2003	2.6 pence	2.3 pence	$8.60	$7.01
April 2003	2.3 pence	2.0 pence	$7.90	$6.20
May 2003	2.4 pence	2.1 pence	$7.75	$6.70
June 2003 (through June 26, 2003)	2.1 pence	1.5 pence	$6.90	$5.36

(1)	The middle market quotations set out for the Telewest shares are derived from the Daily Official List of the London Stock Exchange.
(2)	The prices set out for the Telewest ADSs are provided by the Nasdaq. From the time of our initial public offering until September 30, 2002 each ADS represented 10 ordinary shares. From October 1, 2002, each ADS represented 200 ordinary shares, as a result of Nasdaq’s listing requirements for each ADS to trade at $1.00 or more.

Our ADSs are evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York, as the depositary (the “Depositary”) under an amended and restated deposit agreement (the “Deposit Agreement”), dated as of November 30, 1994 (as amended as of October 2, 1995 and September 20, 2002), among us, the Depositary and all holders and beneficial owners of ADRs issued thereunder.

PLAN OF DISTRIBUTION

Not applicable.

MARKETS

Our shares are listed and traded on the London Stock Exchange and trade under the symbol “TWT.” Our ADSs, each representing 200 ordinary shares, are quoted on Nasdaq and trade under the symbol “TWSTY.” The Bank of New York is the depositary for our ADSs.

SELLING SHAREHOLDERS

Not applicable.

DILUTION

Not applicable.

EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

SHARE CAPITAL

Not applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

The following is a summary of all material provisions of our Memorandum and Articles of Association together with relevant UK company legislation. This description does not purport to be complete and is qualified in its entirety by reference to the full text of the Memorandum and Articles which are available for inspection as described below in “—Documents on Display.”

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

Articles of Association

Telewest Shares

Voting Rights

Every holder of our Ordinary Shares who is present in person at a general meeting shall have one vote on each matter to be presented, and on a poll every shareholder who is present in person or by proxy shall have one vote for every Ordinary Share held, in each case subject to (a) any special terms as to voting that are attached to any shares that have been issued, and (b) to disenfranchisement in the event of (i) non-payment of calls or other monies due and payable in respect of the shares, (ii) non-compliance with a statutory notice requiring disclosure as to beneficial ownership of shares or (iii) such person’s shareholding being detrimental to the grant, renewal or extension of any of our Telecommunications Act licenses or Cable Television licenses. Voting at a general meeting is by a show of hands unless a poll is demanded. A poll may be demanded by (i) the chairman of the meeting, (ii) not less than five shareholders present in person or by proxy or entitled to vote, (iii) any shareholder or shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to attend and vote at such meeting, or (iv) any shareholder or shareholders present in person or by proxy and holding shares conferring a right to vote at the meeting on which there have been paid-up sums in aggregate equal to not less than one-tenth of the total sum paid on all shares conferring such right. Since under English law voting rights are only conferred on registered holders of shares, a person holding through a nominee may not directly demand a poll.

Unless otherwise required by law or the Articles, voting in a general meeting is by ordinary resolution. An ordinary resolution (e.g., a resolution for the election of directors, the approval of financial statements, the declaration of a final dividend, the appointment of auditors, the increase of authorized share capital or the grant of authority to allot shares) requires the affirmative vote of a majority of the shareholders present in person, in the case of a vote by show of hands, or present in person or by proxy and holding shares conferring in the aggregate a majority of votes actually cast on the ordinary resolution, in the case of a vote by poll. A special resolution (e.g., a resolution amending the Memorandum or Articles, changing our name or waiving the statutory pre-emption rights) or an extraordinary resolution (e.g., relating to certain matters concerning our liquidation) requires the affirmative vote of not less than three-fourths of the shareholders present in person, in the case of a vote by show of hands, or present in person or by proxy and holding shares conferring in the aggregate at least three-fourths of the votes actually cast on the resolution, in the case of a vote by poll. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting is not entitled to cast a deciding vote. Meetings generally are convened upon 21 days’ notice (where a special or extraordinary resolution is being proposed) or 14 days’ notice (where an ordinary resolution is being proposed), in each case not including the days of delivery or receipt of the notice.

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

Pre-emptive Rights

The Articles do not contain any pre-emptive rights with respect to the Ordinary Shares. The Companies Act confers on shareholders, to the extent not waived, rights of pre-emption in respect of the issuance of equity securities that are, or are to be, paid up wholly in cash. The term “equity securities” means: (a) our shares other than shares which, with respect to dividends and capital carry a right to participate only up to a specified amount in a distribution and shares allotted pursuant to an employee share plan; and (b) rights to subscribe for, or to convert into, such shares. These provisions may be waived to a special resolution of the shareholders, either generally or specifically, for a maximum period not exceeding five years. In addition, pursuant to the rules of the UK Listing Authority, issuance of securities for cash other than to existing equity shareholders in proportion to their holdings must be approved by an ordinary resolution of the shareholders. However, a waiver of the statutory pre-emptive right will also satisfy the UK Listing Authority requirement.

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

Disclosure of Interests

Section 198 of the Companies Act provides that a person (including a company and other legal entities) that acquires an interest, directly or indirectly, of 3% or more of any class of shares (including through ADRs) that comprise part of an English public company’s “relevant share capital” (i.e., Telewest’s issued share capital carrying the right to vote in all circumstances at a general meeting of Telewest) is required to notify the company of its interest within two business days following the day on which the notification obligation arises. After the 3% level is exceeded, similar notifications must be made in respect of increases or decreases of one percent or more.

For the purposes of the notification obligation, the interest of a person in shares means any kind of interest in shares, including interests in any shares: (a) in which a spouse, child or stepchild under the age of 18, is interested; (b) in which a corporate body is interested and either (i) that corporate body or its directors generally act in accordance with that person’s directions or instructions or (ii) that person controls one-third or more of the voting power of that corporate body; or (c) in which another party is interested and the person and that other party are parties to a “concert party” agreement under Section 204 of the Companies Act. A “concert party” agreement provides for one or more parties to acquire interests in shares of a particular company and imposes obligations or restrictions on any one of the parties as to the use, retention or disposal of such interest acquired pursuant to such agreement, and any interest in such company’s shares is in fact acquired by any of the parties pursuant to the agreement. Certain interests (e.g., those held by certain investment fund managers) may be disregarded for the purposes of calculating the 3% threshold, but the disclosure obligation will still apply where such interests exceed 10% or more of any class of the company’s relevant share capital and to increases or decreases of one percent or more thereafter.

In addition, Section 212 of the Companies Act provides that a public company may by written notice require a person whom the company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in shares consisting of the company’s “relevant share capital” to confirm that fact or to indicate whether or not that is the case, and where such person holds or during the relevant time had held an interest in such shares, to give such further information as may be required relating to such interest and any other interest in the shares of which such person is aware.

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

Special Provisions for License Protection; Required Disposals and Restrictions on Voting

The Articles include special provisions designed to provide protections against (a) revocation of licenses held by us and (b) prejudice to our prospects of obtaining further licenses, or license extensions or renewals in the event of direct or indirect interests in us being acquired by persons whose holdings of such interests would or might be prejudicial to us with respect to our Telecommunications Act licenses or Cable Television licenses. If the Board, after requesting information from a shareholder and consulting with the Independent Television Commission, the Department of Trade and Industry or any other relevant authority they deem appropriate, determines that the interest of such shareholder in our shares is or may be prejudicial to the retention, grant, renewal or extension of a Telecommunications Act license or Cable Television license, the Board may serve a written notice (a “Disposal Notice”) on the shareholder requiring a disposal to be made of all or some of those shares to a person not connected with such shareholder to be made within such period as the Board considers reasonable. If a Disposal Notice is not complied with (or not complied with to the satisfaction of the Board), the Board shall, under its authority contained in the Articles, make the required disposal using its reasonable efforts to obtain the best price reasonably obtainable in the circumstances within 30 days of the expiration of the Disposal Notice. The directors and any persons giving any such advice to the directors, shall not be liable to any person for failing to obtain the best price reasonably obtainable provided the Board acted in good faith within the period specified above. The net proceeds of the sale shall be paid (without interest and after deducting any expenses incurred by us in the sale) to the former holder(s) on surrender by such holder(s) of the certificate(s) in respect of the shares sold.

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

Transfer of Shares

A holder of Ordinary Shares or of our limited voting shares (“Limited Voting Shares”) may transfer all or any of its shares by an instrument of transfer in writing in any usual form or in any other form approved by the Board. The instrument of transfer of a share shall be executed by or on behalf of the transferor and (in the case of a transfer of a share, which is not fully paid up) by or on behalf of the transferee. The Board may, in its absolute discretion and without giving any reason (unless the refusal relates to a transfer that prejudices any of our licenses or proposed licenses), refuse to register any share transfer unless (a) it is in respect of a share over which we do not have a lien, (b) it is in respect of only one class of shares, (c) it is in favor of a single transferee or not more than four joint transferees, (d) it is duly stamped (if so required), (e) it is delivered for registration to our registered office or such other place as the Board may determine, accompanied (except in the case of certain transfers on the UK Listing Authority where a certificate has not been issued) by the relevant share certificate(s) and such other evidence as the Board may reasonably require to prove the title of the transferor and due execution of the transfer by him or her or, if the transfer is executed by some other person on his or her behalf, the authority of that person to do so, (f) it is in respect of shares which are owned by a person who has not failed to disclose interests as required by Section 212 of the Companies Act, (g) it will not be prejudicial to any of our licenses or proposed licenses and (h) a Disposal Notice has not been sent in respect of that share or has been served but has been withdrawn (unless the transfer in question is to complete a Required Disposal of that share within the meaning of the Articles).

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

Members of the Liberty Media Group may redesignate some or all of their Ordinary Shares as Telewest Limited Voting Shares.

Untraced Shareholders

Telewest may sell any shareholder’s shares in us, or shares to which a person is entitled by transmission, if during a period of not less than 12 years (a) no check, order or warrant sent by us through the mail addressed to the shareholder or person entitled by transmission has been cashed, (b) no communication has been received by us from such shareholder or person entitled by transmission and (c) we have paid at least three cash dividends in such 12-year period. After the expiration of such 12-year period, we are required to give three months’ notice of our intention to sell the shares in a leading daily newspaper and a newspaper circulating in the area of the shareholder’s registered address. We must also first provide a copy of such notice to the UK Listing Authority. Upon any such sale, we will become indebted to the former holder of the shares (or the persons entitled to them upon the death of such former holder) for an amount equal to the net proceeds of sale and shall carry all amounts received on a sale to a separate account, although such sum may either be employed in the business of the Company or invested as the Board may think fit. No interest is payable on these accounts.

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

Conversion

We may at any time, upon approval by the Board, by written notice to all or any of the holders of the Limited Voting Shares, convert such holder’s or holders’ Limited Voting Shares (on a pro rata basis) into Ordinary Shares at a rate of one Ordinary Share for every Limited Voting Share. No Liberty Media Designated Director (as defined below) (while a member of the Liberty Media Group holds or is interested in Limited Voting Shares) shall be entitled to vote on the Board relating to such approval. A holder cannot convert Limited Voting Shares into Ordinary Shares if conversion would result in a debenture change of control (as defined in the Articles). Ordinary Shares arising on conversion would be credited as fully paid and rank pari passu in all respects with the Ordinary Shares then in issue and shall entitle the holder to all dividends and other distributions payable on the Ordinary Shares after the conversion date. Any dividend due but not paid on the relevant conversion date shall instead be payable to the holder of the relevant Limited Voting Share so converted. We shall use all reasonable efforts to ensure that all the Ordinary Shares arising from conversion are admitted to the Official List of the UK Listing Authority and tradable on the London Stock Exchange.

Directors

(i) For so long as Liberty Media Group holds (whether directly or via their interests in TW Holdings) at least 15% of our shares in issue and ignoring all of our shares issued after April 15, 1998 pursuant to or for the purposes of employee share options (reduced to 12.5% following certain dilutive issues), it shall have the right to appoint (and remove) three persons as directors (each a “Liberty Media Designated Director”). Where Liberty Media Group’s shareholding is reduced below this level, but remains at more than 7.5% on the same assumptions (reduced to 5% following certain dilutive issues) and ignoring all of our shares issued after April 15, 1998 pursuant to employee share options (a “Lesser Qualifying Interest”), Liberty Media Group shall have the right to appoint (and remove) two directors.

Liberty Media Group has agreed that, so long as it holds 15% or more of our issued shares (reduced to 12.5% following certain dilutive issues) and ignoring all of our shares issued after April 15, 1998 pursuant to employee share options, it will exercise its voting rights as members of Telewest and cause the directors appointed by it (subject to their fiduciary and other duties as directors) to exercise their voting rights to ensure that, to the extent they are able to do so, a majority of the directors are independent of the Liberty Media Group.

Subject to the Articles and to the powers of the Liberty Media Group to appoint directors pursuant to the Articles, we may by ordinary resolution (on which Limited Voting Shares will not carry the right to vote) appoint a person as director, either to fill a vacancy or as an addition to the Board.

(ii) All directors will serve until the next annual general meeting following their election and, in any event, until their successors have been elected or their earlier resignation or removal from office in accordance with the Articles. On any vote or resolution of the Company to remove any director appointed by the Liberty Media Group, the Liberty Media Designated Directors shall have, in aggregate, twice the number of votes cast in favor of such resolution by or on behalf of all the other members.

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

Committees of the Board

Any committee appointed by the Board must include at least one Liberty Media Designated Director unless Liberty Media Group or the Liberty Media Designated Directors otherwise consent (provided there is at the time such a director holding office as such) and (if thought fit) one or more other persons. The chairman and a majority of the members of any committee must be independent of the Liberty Media Group. Proceedings of committees of the Board shall be conducted in accordance with regulations prescribed by the Board (if any). The quorum for a meeting of a committee of the Board will be reached if a majority of the members of the committee are directors or alternate directors.

Until May 2003 Microsoft had rights similar to the rights of Liberty Media described in the foregoing paragraphs headed “Directors” and “Committees of the Board”. Upon Microsoft’s sale of its interest in Telewest to IDT Corporation, Microsoft’s rights terminated.

Remuneration of Directors

(i) Unless otherwise determined by our shareholders by ordinary resolution, we shall pay to the directors (but not alternate directors) for their services as directors such amount of aggregate fees as the directors decide (not exceeding £500,000 per annum or such larger amount as our shareholders may by ordinary resolution decide). Any such fee shall be distinct from any salary, remuneration or other amounts payable to a director pursuant to other provisions of the Articles.

(ii) The directors shall be entitled to be repaid all reasonable traveling, hotel and other expenses properly incurred in the performance of their duties as directors, including any expenses incurred in attending meetings of the directors or of committees of the directors or general meetings or separate meetings of the holders of any class of our shares or debentures.

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

(v) to any contract, arrangement, transaction or proposal concerning the adoption, modification or operation of a pension, superannuation or similar scheme, retirement, death or disability benefits scheme or employees’ share scheme under which such director may benefit and which either has been approved (or is conditional upon approval) by the UK Inland Revenue for taxation purposes or which relates both to our directors and employees (or any of our subsidiary undertakings) and which does not provide any director with any privilege or advantage not provided to the other employees who are beneficiaries of such scheme;

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

Any Liberty Media Designated Director will not be deemed to be interested in any contract, arrangement, transaction or proposal in which Liberty Media and members of the Liberty Media Group have an interest.

A director shall not vote or be counted in the quorum with respect to any resolution of the Board or a committee of the Board concerning such director’s appointment (including fixing or varying the terms of an appointment or its termination) as the holder of any office or place of profit with us or to any other company in which we have an interest.

Borrowing Powers

Subject to the provisions of the Articles, the directors may exercise all our powers to borrow money, to issue debentures and other securities and to mortgage or charge all or any part of our property and assets (present and future) and uncalled capital and to issue debentures and other securities, whether outright, or as collateral security for a debt, liability or obligation of ours or a third-party. The directors shall restrict borrowing by us and shall exercise all voting and other rights or power of control over our subsidiaries to ensure that the aggregate principal amount of the Telewest Group’s liability with respect to debt (subject to certain exceptions in the Articles) shall not (without the prior authorization by an ordinary resolution of the shareholders) at any time exceed an amount equal to the greater (a) five times our adjusted capital and reserves, based on our most recent published audited balance sheet, adjusted for certain published events in accordance with the Articles and (b) £6 billion.

Directors’ Pensions and Benefits

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

MATERIAL CONTRACTS

None.

EXCHANGE CONTROLS

Exchange Controls and Other Limitations Affecting Security Holders

There are no UK restrictions on the import or export of capital including foreign exchange controls that affect the remittances of dividends or other payments to non-resident holders of our Ordinary Shares except as otherwise set forth in “—Taxation” below and except for certain restrictions imposed from time to time by HM Treasury pursuant to legislation, such as The United Nations Act of 1946 and the Emergency Laws Act of 1964, against the government or residents of certain countries.

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

TAXATION

US Federal Income Tax and UK Tax Consequences of Ownership of Ordinary Shares and ADSs

Subject to the limitations described below, the following generally summarizes the principal US federal income tax and UK tax consequences of the purchase, ownership and disposition of Ordinary Shares or ADSs (evidenced by ADRs) to a “US Holder,” as defined in the following sentence. For purposes of this discussion, a US Holder is a beneficial owner of Ordinary Shares or ADSs that is: (i) a resident or citizen of the United States; (ii) a corporation (or other entity treated as a corporation for US federal tax purposes) created or organized in or under the laws of the United States or of any State; (iii) an estate the income of which is includible in gross income for US federal income tax purposes regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have authority to control all substantial decisions of the trust. Because this is a general summary, beneficial owners of Ordinary Shares or ADSs who are US Holders are advised to consult their own tax advisors with respect to the US federal, state and local tax consequences, as well as to the UK and other foreign tax consequences, of the purchase, ownership and disposition of Ordinary Shares or ADSs applicable in their particular tax situations.

The statements of US federal income tax and UK tax laws set out below are based (a) on the laws in force and as interpreted by the relevant taxation authorities, as of the date of this Annual Report, and are subject to any changes (which may apply retroactively) in US or UK law or in the interpretation thereof by the relevant taxation authorities, or in the convention between the United Kingdom and the United States relating to income and capital gains which entered into force March 31, 2003 (the “New Income Tax Convention”), the convention between the United Kingdom and the United States relating to income and capital gains which was replaced by the New Income Tax Convention (the “Prior Income Tax Convention”), and the convention between the United Kingdom and the United States relating to estate and gift taxes (the “Estate and Gift Tax Convention”), occurring after such date and (b) in part, on representations of the Depositary and on the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

Further, this summary addresses only persons who hold Ordinary Shares or ADSs as capital assets, and does not address the tax consequences to special classes of taxpayers that are subject to special rules, including, without limitation, insurance companies, persons subject to the alternative minimum tax, brokers or dealers in securities or currencies, persons who hold their Ordinary Shares or ADSs as part of a straddle, hedging, conversion or other integrated financial transaction, or constructive sale transaction, persons owning, directly, indirectly or constructively, 10% of our voting stock, persons whose functional currency is other than the US dollar, tax-exempt investors or private foundations, taxpayers who have elected mark-to-market accounting, banks, “financial services entities” or financial institutions, certain expatriates or former long-term residents of the United States and persons who acquired Ordinary Shares or ADSs as compensation. Except to the limited extent discussed below, it does not consider the US tax or UK tax consequences to a beneficial owner of Ordinary Shares or ADSs that is an individual, corporation, estate or trust, other than a US Holder (a “Non-US Holder”). Additionally, the discussion does not consider the tax treatment of persons who hold our Ordinary Shares or ADSs through a partnership or other pass-through entity, or the possible application of US federal gift or estate taxes. Each prospective investor is advised to consult such person’s own tax advisor with respect to the specific US federal income tax and UK tax consequences to such person of purchasing, holding or disposing of our Ordinary Shares or ADSs.

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

The following discussion assumes that US Holders are residents of the United States for purposes of the New Income Tax Convention and are entitled to the benefits of the New Income Tax Convention.

Taxation of Dividends

Subject to the discussion of the passive foreign investment company, or PFIC, rules below, a US Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares (including UK withholding tax, if any), on the date the distribution is received (which, in the case of ADSs, will be the date of receipt by the Depositary) to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for US federal income tax purposes. Distributions in excess of these earnings and profits will be applied against and will reduce the US Holder’s basis in the Ordinary Shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of Ordinary Shares. Dividends will not be eligible for the dividends-received deduction generally available to US corporations. Dividends paid after May 5, 2003 and prior to 2009 to non-corporate US Holders who meet certain eligibility requirements (including holding period requirements) will qualify for a reduced rate of taxation of 15% or lower if (a) our Ordinary Shares or ADSs are tradable on an established securities market in the United States, or (b) we qualify for benefits under the New Income Tax Convention. Our ADSs are traded on NASDAQ. So long as our ADSs are traded on NASDAQ, dividends paid with respect to our ADSs should qualify for the reduced rate. We will qualify for benefits under the New Income Tax Convention provided our Ordinary Shares are actively traded in the United Kingdom. If our Ordinary Shares are actively traded in the United Kingdom, our dividends paid with respect to our Ordinary Shares and our ADSs should qualify for the reduced rates. However, a US Holder would not be entitled to the reduced rate unless the holder satisfies certain eligibility requirements. In particular, a US Holder will not be entitled to the reduced rate: (a) if the US Holder has not held the Ordinary Shares or ADSs for at least 61 days of the 120-day period beginning on the date which is 60 days before the ex-dividend date; or (b) to the extent the US Holder is under an obligation to make related payments on substantially similar or related property. Any days during which a US Holder has diminished its risk of loss on the Ordinary Shares or ADSs are not counted towards meeting the 61-day holding period required by the statute. Our dividends paid with respect to Ordinary Shares and ADSs will not qualify for the reduced rate if we are a PFIC. US Holders should consult their own tax advisors on the eligibility of any dividends paid by us for reduced rates of taxation. Our dividends generally will be foreign source passive income for US foreign tax credit purposes.

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

The United Kingdom does not currently apply a withholding tax on dividends under its internal laws. However, if such a withholding tax were introduced, the United Kingdom would be entitled, under the New Income Tax Convention, to impose a withholding tax at a rate of up to 15% on dividends paid to a US Holder. Subject to applicable limitations, a US Holder who was subject to any such withholding should be entitled to claim a deduction for withheld tax or, subject to the holding period requirements mentioned below, a credit for such withholding tax against such US Holder’s US federal income tax liability.

A US Holder who is a US person for US federal income tax purposes and who was eligible for benefits under the Prior Income Tax Convention (each such holder, an “eligible US Holder”) may elect to continue to apply the provisions of the Prior Income Tax Convention with respect to dividends paid through April 30, 2004. An eligible US Holder electing to apply the provisions of the Prior Income Tax Convention with respect to our dividends will be required to apply all of the provisions of the Prior Income Tax Convention for an entire twelve month period ending on April 30, 2004 (or the UK taxable year ending in 2004 with respect to income, capital gains and corporation taxes). Under the Prior Income Tax Convention, an electing eligible US Holder who is a beneficial owner of an Ordinary Share or ADS and of any cash dividend paid with respect thereto should be entitled to a foreign tax credit for UK withholding tax in an amount equal to one-ninth of any dividend paid through April 30, 2004 which, subject to applicable limitations, would be creditable against such US Holder’s US federal income tax liability. An electing eligible US Holder must include the additional UK tax credit amount in its gross income as additional dividend income. Thus, for example, an eligible US Holder that elects the benefits of the Prior Income Tax Convention and receives an 8 UK pound dividend should be considered to have received a dividend of 8.89 UK pounds (8 UK pound dividend plus a 0.89 UK pound gross tax credit) and to have paid 0.89 UK pounds of UK tax. An eligible US Holder makes an election to apply the provisions of the Prior Income Tax Convention with respect to a dividend by indicating on Line 5 of IRS Form 8833 (Treaty Based Return Position Disclosure Under Section 6114 or 7701(b)) and filing IRS Form 8833 with the taxpayer’s US federal income tax return for the relevant year. Pursuant to this election, the US Holder will be treated as having paid the UK tax on the date of distribution. US Holders may be required to satisfy certain holding period requirements with respect to an Ordinary Share or ADS in order to claim the foreign tax credit for the UK tax, as discussed below. US Holders should consult their own tax advisors concerning their eligibility and the procedures for claiming the UK tax credit amount under the Prior Income Tax Convention. US Holders cannot claim UK tax credit amounts under the New Income Tax Convention.

A US Holder will not be eligible to claim a foreign tax credit for the UK tax credit amount with respect to dividends received on the Ordinary Shares or ADSs: (a) if the US Holder has not held the Ordinary Shares or ADSs for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date; or (b) to the extent the US Holder is under an obligation to make related payments on substantially similar or related property. Any days during which a US Holder has diminished its risk of loss on the Ordinary Shares or ADSs are not counted towards meeting the 16-day holding period required by the statute.

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

Taxation of Capital Gains

A US Holder who is not resident or ordinarily resident in the United Kingdom for UK tax purposes will not be liable for UK tax on capital gains realized or accrued on the sale or other disposal of Ordinary Shares or ADSs unless the Ordinary Shares or ADSs are (i) held in connection with a trade, profession or vocation carried on by such US Holder in the United Kingdom through a branch or agency (or in the case of a company, a permanent establishment) and the Ordinary Shares or ADSs are or have been used, held or acquired for the purposes of such trade, profession or vocation or such branch or agency (or in the case of a company, a permanent establishment) or (ii) held by a US Holder who is an individual who, broadly, has, after March 16, 1998 ceased to be resident or ordinarily resident in the United Kingdom for tax purposes for a period of less than five years of assessment and who disposes of ADSs or Ordinary Shares during that period. Subject to the PFIC rules below, upon the sale or exchange of Ordinary Shares or ADSs, a US Holder will recognize capital gain or loss in an amount equal to the difference between such US Holder’s adjusted tax basis in the Ordinary Shares or ADSs, which is usually the US dollar cost of such shares or ADSs, and the US dollar value of the amount realized on the sale or exchange. Generally, a capital gain from the sale or exchange of Ordinary Shares or ADSs held more than one year will be long-term capital gain. Long-term capital gain recognized by non-corporate US Holders after May 5, 2003 and prior to 2009 may be eligible for reduced rates of taxation of 15% or lower. Gain or loss recognized by a US Holder on a sale or exchange of Ordinary Shares or ADSs generally will be treated as arising from US sources for US foreign tax credit purposes. The deductibility of a capital loss recognized on the sale or exchange of Ordinary Shares or ADSs is subject to limitations.

If the ADSs or Ordinary Shares are publicly traded, a disposition of such ADSs or Ordinary Shares will be considered to occur on the “trade date,” regardless of the US Holder’s method of accounting. A US Holder that uses the cash method of accounting calculates the US dollar value of the proceeds received on the sale as of the date that the sale settles. However, a US Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date” and, therefore, may realize foreign currency gain or loss, unless such US Holder has elected to use the settlement date to determine its proceeds of sale for purposes of calculating such foreign currency gain or loss. In addition, a US Holder that receives foreign currency upon the sale or exchange of the ADSs or Ordinary Shares and converts the foreign currency into US dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the US dollar. Foreign exchange gain or loss will generally be US source ordinary income or loss.

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

Tax Consequences if We are a Passive Foreign Investment Company

We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, US or foreign, in which we are considered to own 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our gross assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any company, US or foreign, in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. Passive income includes amounts derived by reason of the temporary investment of funds raised in our public offerings. A US Holder would be required to complete IRS Form 8621 with the US Holder’s US federal income tax return each year, if we were a PFIC. If we were a PFIC, and a US Holder did not make an election to treat us as a “qualified electing fund” (as described below):

•	Excess distributions by us to a US Holder would be taxed in a special way. “Excess distributions” are amounts received by a US Holder with respect to our securities in any taxable year that exceed 125% of the average distributions received by that Holder from us during the three preceding taxable years or, if shorter, such US Holder’s holding period. Excess distributions must be: (i) allocated ratably over the US Holder’s holding period, (ii) the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income in the current year, and (iii) the amount allocated to other taxable years would be taxed at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax imposed to recover the deemed benefit from the deferred payment of the tax attributable to each such year.

•	The entire amount of gain that was realized by a US Holder upon the sale or other disposition of Ordinary Shares or ADSs will also be treated as an excess distribution and will be subject to tax as described above.

•	A US Holder’s tax basis in our shares that were acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but would instead be equal to the decedent’s basis, if lower.

The special PFIC rules described above will not apply to a US Holder if the US Holder makes an election to treat us as a “qualified electing fund,” or QEF, in the first taxable year in which the US Holder owns Ordinary Shares and if we comply with certain reporting requirements. Instead, a shareholder of a QEF is required for each taxable year to include in income a pro rata share of the ordinary earnings of the QEF as ordinary income and a pro rata share of the net capital gain of the QEF as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. We have agreed to supply a US Holder with the information needed to report income and gain pursuant to a QEF election in the event we are classified as PFIC.

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

We believe that we were not a PFIC in 2002 and that we will not be a PFIC in 2003. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, we cannot assure you that we will not become a PFIC. If we determine that we have become a PFIC, we will notify US Holders and provide them with the information necessary to comply with the QEF rules. A US Holder who holds Ordinary Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for a US Holder who made certain elections. US Holders are urged to consult their own tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our Ordinary Shares and ADSs in the event that we qualify as a PFIC.

US Information Reporting and Backup Withholding

A US Holder is generally subject to information reporting requirements with respect to dividends paid in the United States on Ordinary Shares or ADSs and proceeds paid from the sale, exchange, redemption or other disposition of Ordinary Shares or ADSs. In addition, a US Holder is subject to backup withholding (currently at a rate of 28%) on dividends paid in the United States on Ordinary Shares or ADSs and proceeds paid from the sale, exchange, redemption or other disposition of Ordinary Shares or ADSs unless the US Holder is a corporation, provides an IRS Form W-9 or otherwise establishes a basis for exemption.

A Non-US Holder generally is not subject to information reporting or backup withholding with respect to dividends paid on, or proceeds upon the sale, exchange, redemption or other disposition of, Ordinary Shares or ADSs provided such Non-US Holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding will be allowed as a credit against a US Holder or Non-US Holder’s US federal income tax liability and may be refunded, provided that certain information is furnished to the IRS.

Estate and Inheritance Tax

Ordinary Shares or ADSs beneficially owned by an individual US Holder who is domiciled in the United States for the purposes of the UK Estate and Gift Tax Convention and is not domiciled in the United Kingdom for such purposes is not subject to UK inheritance tax on the individual’s death or on a gift made by the individual during his lifetime provided that any applicable US federal gift or estate tax liability is paid, except where the Ordinary Shares or ADSs are part of the business property of a UK “permanent establishment” of the individual or pertains to a UK “fixed base” of an individual used for the performance of independent personal services. In a case where Ordinary Shares or ADSs are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate and Gift Tax Convention generally provides for tax paid in the UK to be credited against any tax payable in the United States and for tax paid in the United States to be credited against any tax payable in the UK, based on priority rules set forth in that Convention. There are special individual rules applying to trusts. Ordinary Shares or ADSs held in a trust created by a US Holder who is not domiciled in the United Kingdom and is not a UK national will normally fall outside the scope of UK inheritance tax.

UK Stamp Duty and Stamp Duty Reserve Tax (“UK SDRT”)

UK stamp duty or UK SDRT at the rate of 1.5% of the amount or value of the consideration or the issue price or, in some circumstances, the open market value of the Ordinary Shares (rounded up, in the case of stamp duty to the nearest £5.00) may arise on the transfer or issuance of Ordinary Shares to, or a deposit of Ordinary Shares with, the Depositary and will be payable by the Depositary. Under the Deposit Agreement, any UK stamp duty or UK SDRT payable by the Depositary on any subsequent deposit of Ordinary Shares will be charged to the holder of the ADSs or the depositor of the security represented by the ADSs.

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

A transfer of legal title of the Ordinary Shares by the Depositary or its nominee to the beneficial owner of the relevant ADSs or its nominee may give rise to a fixed UK stamp duty at the rate of £5.00 per transfer.

Any agreement to transfer or a transfer for value of the Ordinary Shares, as opposed to ADRs, will normally give rise to a charge to UK stamp duty or UK SDRT at the rate of 0.5% of the amount or value of the consideration given for the Ordinary Shares (rounded up, in the case of UK stamp duty, to the nearest £5.00). Stamp duty and UK SDRT are generally the liabilities of the purchaser.

DIVIDENDS AND PAYING AGENTS

Not applicable.

STATEMENT BY EXPERTS

Not applicable.

DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market Risk

The principal market risks to which we were exposed during the year ended December 31, 2002 were:

•	interest rate changes on variable-rate, long-term bank debt; and

•	foreign exchange rate changes, generating translation and transaction gains and losses on our US dollar-denominated debt instruments.

From time to time we use derivative financial instruments solely to reduce our exposure to these market risks and we do not enter into these instruments for trading or speculative purposes.

In the year ended December 31, 2002 we terminated certain foreign currency derivative contracts as described below. Notwithstanding that we intend to cancel all of our outstanding bonds upon completion of the Financial Restructuring, until and unless that restructuring occurs, this will increase our exposure to foreign exchange fluctuations in respect of the principal and interest on bonds no longer hedged. We have also increased our exposure to variable interest rates, as we have not renewed some of the hedges that have expired in connection with the Existing Facility.

Interest Rate Risk

Our outstanding long-term bank debt is denominated in pounds sterling and bears interest at variable rates. We seek to reduce our exposure to adverse interest rate fluctuations on borrowings under current senior bank facilities principally through interest rate swaps. Our interest rate swaps provide for payments by us at a fixed rate of interest (ranging from 5.475% to 7.355%) and the receipt of payments based on a variable rate of interest. The swaps have maturities ranging from December 31, 2003 to March 31, 2005. The aggregate amount outstanding under the senior bank facilities at December 31, 2002 was £1.6 billion (being approximately £2.0 billion of drawdowns less approximately £400 million cash balances) and the aggregate notional principal amount of the hedging arrangements was £900 million, leaving an unhedged amount of £700 million at December 31, 2002.

Foreign Currency Exchange Risk

We hold derivative financial instruments solely to hedge specific risks and did not hold such instruments for trading purposes. The derivatives are held to hedge against the variability in cash flows arising from the effect of fluctuations in the pound sterling/US dollar exchange rate on our future interest payments and principal payments under our US dollar-denominated debt. We use forward foreign currency contracts or cross currency swaps to fix the pound sterling amount of future US dollar cash outflows for interest payments and principal repayments up to their first call dates or other such dates where we could, at our option, redeem the instruments before maturity.

Our results may be materially influenced by future exchange rate movements now that we have largely discontinued the use of hedge accounting, since such derivative financial instruments would be considered speculative for accounting purposes and would be marked to their market value with changes being included immediately in earnings, whereas the underlying liabilities would be re-translated at the spot rate of exchange. Cancellation or redemption of the derivative financial instruments has increased our exposure to foreign currency exchange rate risk on our US dollar-denominated debt.

In March 2002, we terminated certain US dollar/pound sterling exchange rate hedging arrangements with a nominal amount of $999 million (£688 million); termination of these arrangements netted £74 million cash inflow to us. A further £30 million cash inflow was realized by us in May 2002 through the termination of additional foreign exchange rate hedging arrangements with a nominal amount of $367 million (£253 million). On April 2, 2002 $560 million (£390 million) of hedging arrangements matured and were replaced with $350 million (£246 million) of forward foreign exchange contracts. In the three-month period ended September 30, 2002, we terminated all of our remaining hedging arrangements with a nominal value of $2.3 billion (approximately £1.5 billion). Contracts with a nominal value of $1 billion were settled in cash resulting in an outflow of £28 million. The remaining contracts have a nominal value of $1.3 billion and have yet to be settled for a total cost of £33 million of which £19 million was due on October 1, 2002 but our Board of Directors decided to defer such payment and is considering the payment in the context of our Financial Restructuring, see “—Recent Developments” and “—Legal Proceedings.”

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

The amounts generated from the sensitivity analysis are forward-looking estimates of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from those projected results due to developments in the global financial markets which may cause fluctuations in interest rates and exchange rates to affect fair values in a manner that varies from the hypothetical amounts disclosed in the table below, which therefore should not be considered a projection of likely future events and losses. The sensitivity analysis is for information purposes only. In practice, market rates rarely change in isolation.

Interest Rate Risk

The sensitivity analysis below presents the hypothetical change in fair value based on an immediate one-percentage point (100 basis points) increase in interest rates across all maturities:

	December 31, 2002		December 31, 2001
	Fair value	Hypothetical Change in Fair value	Fair value	Hypothetical Change in Fair value
	£m	£m	£m	£m
Interest rate swaps	(34)	10	(25)	16
Fixed rate debt	(777)	(17)	(2,578)	(98)

Based on our variable rate debt outstanding at December 31, 2002 after taking into account our derivative instruments, we estimate that a one-percentage point change in interest rates would have an approximately £11 million impact on our annual net interest expense.

Foreign Currency Exchange Rate Risk

The sensitivity analysis below presents the hypothetical change in fair value based on an immediate 10% decrease in the US dollar to pound sterling exchange rate.

	December 31, 2002		December 31, 2001
	Fair value	Hypothetical Change in Fair value	Fair value	Hypothetical Change in Fair value
	£m	£m	£m	£m
US dollar-denominated long-term debt	(559)	(62)	(1,852)	(206)
Foreign currency swap	No longer applicable	No longer applicable	15	22
Foreign exchange forward contracts	(33)	No longer applicable	127	232

The hypothetical change in fair value for the US dollar-denominated long-term debt is calculated by re-translating to pounds sterling the dollar-denominated long-term debt at a rate 10% below the US dollar/pound sterling exchange rate prevailing at the relevant period end.

The fair value of the foreign exchange forward contracts of £33 million represents the amounts due as a result of the settlement of the contracts unwound but not yet paid. This is a fixed cost and will not vary with movements in exchange rates.

Recently Issued Accounting Standards Not Yet Adopted

SFAS 143 Accounting for Asset Retirement Obligations

In July 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations”. SFAS 143, which is effective for fiscal years beginning after June 15, 2002, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, an entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. We believe the adoption of SFAS 143 will not have a material impact on our financial statements. We are required to adopt this standard from January 1, 2003.

SFAS 146 Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 applies to costs associated with an exit activity that do not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” We have not yet determined the impact, if any, the adoption of this standard will have on our financial position or results of operations.

SFAS 148 Accounting for Stock Based Compensation—Transition and Disclosure

An amendment of SFAS 123 is effective for the year ended December 31, 2002. SFAS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results and that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. We have adopted the disclosure provisions of the Statement in these financial statements. We have not adopted the fair value based method of accounting for stock-based employee compensation and still account for these in accordance with APB Opinion 25, Accounting for Stock Issued to Employees.

SFAS 149 Amendment of SFAS 133 on Derivative Instruments and Hedging Activities

On April 30, 2003, the FASB issued SFAS 149, which amends SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative.

SFAS 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133, and we are currently considering its potential effect on our financial statements.

SFAS 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

On May 15, 2003, the FASB issued SFAS 150, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003. For unmodified financial instruments existing at May 31, 2003, SFAS 150 is effective at the beginning of the first interim period beginning after June 15, 2003. We do not expect the new standard to have a significant effect on our financial statements.

Other new standards

In November 2002, the Emerging Issues Task Force issued its consensus on EITF 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21) on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) the delivered item(s) has value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered item(s), and (3) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. The guidance in this Issue is effective for revenue arrangements entered into in fiscal beginning after June 15, 2003. The Group believes that the adoption of EITF 00-21 will not have a material impact on the Group’s financial statements.

In November 2002, the FASB issued FASB Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (‘FIN 45’), which addresses the disclosure to be made by a guarantor in its financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. It requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Group has adopted the disclosure requirements and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. To date the company has not entered into or modified guarantees.

In January 2003, the FASB issued FASB Interpretation 46, Consolidation of Variable Interest Entities (FIN 46) which interprets Accounting Research Bulletin (ARB) 51, Consolidated Financial Statements. FIN 46 clarifies the application of ARB 51 with respect to the consolidation of certain entities (variable interest entities—‘VIEs’) to which the usual condition for consolidation described in ARB 51 does not apply because the controlling financial interest in VIEs may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIEs and the holder of a significant variable interest in VIEs to disclose certain information relating to their involvement with the VIEs. The provisions of FIN 46 apply immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year beginning after June 15, 2003, to VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Group does not believe that the impact the adoption of FIN 46 will have a material effect on its financial statements.

Significant Shareholdings

Historically our principal shareholders have been Liberty Media and MediaOne Group Inc. (“MediaOne”). On July 7, 2000 MediaOne consummated an agreement with certain subsidiaries of Microsoft Corporation (“Microsoft”) whereby Microsoft acquired the majority of MediaOne’s interests in us. In September 2002, MediaOne disposed of its entire shareholding. From May 3, 2001 and throughout the year ended December 31, 2002 the shareholdings of Liberty Media and Microsoft were 25.2% and 23.6%, respectively. In May 2003, Microsoft sold its entire holding to a subsidiary of IDT Corporation, resulting in IDT Corporation beneficially owning approximately 23.6% of our shares.

On May 14, 2002, Microsoft informed us that it was withdrawing its three non-executive directors from our board of directors. At the time, Microsoft held 23.6% of our issued shares and had the right to nominate up to three representatives to the board under corporate shareholder agreements with us. At that time, Microsoft said: “At present we believe that we will be in a better position to manage our relationship with, and investment in, Telewest without board representation. Microsoft expects to continue to evaluate Telewest on an ongoing basis and, in that regard, will continue to consider, among other things, purchasing or selling Telewest securities or engaging in possible strategic transactions involving Telewest. Microsoft has no current plan regarding any such transactions, but reserves the right to change its plans at any time.”

On June 12, 2002, Liberty Media announced a tender offer for certain of our publicly traded bonds. At that time, Liberty Media announced that upon completion of the tender it intended to “propose to the Company’s board of directors a restructuring plan pursuant to which all or substantially all of the Company’s publicly-traded notes and debentures would be converted into equity of the Company.” On July 17, 2002, Liberty Media citing “the continuing decline in the US and UK securities markets and the significant fall in the trading price of Liberty Media’s common stock since the commencement of the Offer,” terminated the tender offer.

On July 17, 2002, Liberty Media informed us that it was withdrawing its three non-executive directors from our board of directors. Liberty Media has the right to nominate up to three representatives to our board under corporate shareholder arrangements with us. Liberty Media said: “We are taking this action to eliminate any potential conflict of interest or appearance of a conflict in any upcoming restructuring discussions. The management and the remaining directors of Telewest continue to have our full support.”

In May 2003, Microsoft sold its entire shareholding to a subsidiary of IDT Corporation, resulting in IDT Corporation beneficially holding approximately 23.6% of our shares. Microsoft’s right to appoint members to our board of directors was not transferable and terminated as a result of Microsoft’s sale.

Recent Developments

On September 30, 2002, we announced that we had reached a non-binding preliminary agreement relating to the Financial Restructuring with the Bondholder Committee. That agreement provided for the cancellation of the Notes and the Hedge Contracts in exchange for the New Shares representing 97 per cent of the issued share capital of the Company immediately after the Financial Restructuring. Under that agreement, our current ordinary shareholders would have received the remaining 3 per cent of our issued ordinary share capital. As discussed below, on June 9, 2003, we announced that the Bondholder Committee notified us that it was requesting certain changes to the economic and other terms of the Financial Restructuring.

We also announced on September 30, 2002 that we were deferring payment of interest under certain of our Notes and the settlement of the Hedge Contracts. Such non-payment continues and has resulted in defaults under our Existing Facility and a number of other financing arrangements. Based on one such default, in respect of non-payment of approximately £10.5 million to a Hedge Contract counter-party, that counter-party has filed a petition to wind us up with a UK Court. We intend to deal with this claim as part of the overall restructuring of our unsecured debt obligations and do not believe that the legal action will significantly delay or impede the Financial Restructuring process. We will of course continue to meet our obligations to our suppliers and trade creditors and this legal action is expected to have no impact on customer service.

On January 15, 2003, we announced that we had reached a non-binding agreement with respect to the terms of amended and restated credit facilities with both the steering committee of our Senior Lenders and the Bondholder Committee. In addition, the terms of these facilities had received credit committee approval, subject to documentation and certain other issues, from all of our Senior Lenders, save for those banks which are also creditors by virtue of the unsecured Hedge Contracts with which we will deal in the overall Financial Restructuring. These amended facilities will replace the Existing Facility and are, as noted above, conditional on various matters, including the satisfactory finalization of arrangements for dealing with foreign exchange creditors and the completion of our balance sheet restructuring. These amended credit facilities will provide us with substantial liquidity, which is expected to be sufficient to see us through to cash flow positive after completion of the Financial Restructuring.

On March 14, 2003, we notified the Senior Lenders that, as a result of two non-recurring items, the VAT decision (see “Item 5—Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Years ended December 31, 2001 and 2002—Revenue”) and legal and professional costs associated with the Financial Restructuring, and their impact on our net operating cash flow, we would breach certain financial covenants under our bank facility in respect of the quarter ended December 31, 2002. On May 16, 2003, we further notified the Senior Lenders that we were in breach of the financial covenants for the quarter ended March 31, 2003 due to the tightening of covenants.

On June 9, 2003, we announced that the Bondholder Committee notified us that the Bondholder Committee is requesting certain changes to the economic and other terms of the Financial Restructuring, and that while we believe a restructuring will be successfully completed, further negotiations will be required with the Bondholder Committee and our other major stakeholders.

On June 17, 2003, representatives of the Bondholder Committee provided to us a new proposal for the terms of the Financial Restructuring. Negotiations are continuing with the Bondholder Committee, the Senior Lenders and certain other major stakeholders with a view to the timely completion of the Financial Restructuring.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We are currently in default of a number of our series of bonds for failure to pay interest when due. In addition, our wholly owned subsidiary Telewest Finance (Jersey) Limited, is currently in default under its bonds. Set forth below is a chart indicating the indebtedness, the amount of the default and the total arrearage as of the date of this Report. Each of the defaults is a result of failure to pay interest when due.

Indebtedness	Amount of default	Total Arrearage
6% Senior Convertible Notes due 2005 *	$15.4 million	$529.8 million
9 5/8% Senior Debentures due 2006	$30.6 million	$337.7 million
5 1/4% Senior Convertible Notes due 2007	£8.0 million	£313.2 million
11% Senior Discount Debentures due 2007	$180.1 million	$1,758.3 million
11 1/4% Senior Notes due 2008	$41.2 million	$397.7 million
9 7/8% Senior Notes due 2010	£9.3 million	£196.6 million
9 7/8% Senior Notes due 2010	$18.0 million	$382.3 million

*	Issued by Telewest Finance (Jersey) Limited and guaranteed by Telewest Communications plc.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Based on our review within 90 days of the date of this annual report of our group’s disclosure controls and procedures, the Managing Director and Financial Director have concluded that our current disclosure controls and procedures are effective to ensure that material information by the Group is recorded, processed, summarized and reported in a timely manner and that the information is accumulated and communicated to management to allow timely decisions regarding required disclosure.

Change in Internal Controls

As of the date of this annual report, based on the assessment of the Board, there were no changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16.	[RESERVED]

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-2.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed on the index of exhibits below.

Exhibit Index

1.1	Memorandum of Association of the Company. (Incorporated by reference to the Company’s Registration Statement on Form 8-B, filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

1.2	Amended and Restated Articles of Association of the Company. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)

2.1	Senior Debenture Indenture, dated as of October 3, 1995, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

2.2	Senior Discount Debenture Indenture, dated as of October 3, 1995, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

2.3	Form of Senior Debenture (included in Exhibit 2.1).

2.4	Form of Senior Discount Debenture (included in Exhibit 2.2).

2.5	Deposit Agreement, dated as of October 3, 1995, between the Company and The Bank of New York, as Book-Entry Depositary. (Incorporated by reference to the Company’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

2.6	Indenture, dated as of November 9, 1998, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

2.7	Form of Senior Note (included in Exhibit 2.6).

2.8	Deposit Agreement between the Company and The Bank of New York, as Book-Entry Depositary, dated as of November 9, 1998. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

2.9	Registration Rights Agreement, dated November 9, 1998, among the Company, Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated and TD Securities (USA) Inc. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

2.10	Indenture, dated as of February 19, 1999, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

2.11	Form of Senior Convertible Note (included in Exhibit 2.10).

2.12	Deposit and Custody Agreement among the Company, Citibank (Channel Islands) Limited, as Book-Entry Depositary, Citibank, N.A., Brussels Branch, as Note Custodian, and The Bank of New York, as Trustee, dated February 19, 1999. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

2.13	Indenture, dated as of April 15, 1999, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company’s Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)

2.14	Form of Senior Discount Note (included in Exhibit 2.13).

2.15	Dollar Deposit Agreement between the Company and The Bank of New York, as Book-Entry Depositary, dated as of April 15, 1999. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 13, 2000 (Registration No. 333-11630).)

2.16	Sterling Deposit Agreement among the Company, The Bank of New York Trust Company (Cayman) Ltd., as Book-Entry Depositary, and The Bank of New York, as Note Custodian, dated as of April 15, 1999. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 13, 2000 (Registration No. 333-11630).)

2.17	Registration Rights Agreement, dated April 15, 1999, among the Company, Donaldson, Lufkin & Jenrette International, CIBC Wood Gundy plc, Chase Manhattan International Limited and Salomon Brothers International Limited. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 13, 2000 (Registration No. 333-11630).)

2.18	Loan Agreement by and among Telewest Communications Networks Limited and certain of the Company’s subsidiaries and associated partnerships, as borrower, The Bank of New York, CIBC World Markets plc, Chase Manhattan plc and Toronto-Dominion Bank Europe, Limited, as lead arrangers, the banks and financial institutions listed therein and CIBC Markets World Markets plc as agent and security trustee, dated as of May 17, 1999. (Incorporated by reference to the Company’s Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)

2.19	Indenture, dated January 25, 2000, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

2.20	Form of Senior Discount Note (included in Exhibit 2.19).

2.21	Form of Senior Note (included in Exhibit 2.19).

2.22	Dollar Deposit Agreement, dated as of January 25, 2000, among the Company, The Bank of New York, as book-entry depositary, The Bank of New York, as trustee, and the holders and beneficial owners of certificateless depositary interests. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on September 1, 2000 (Registration No. 333-12462).)

2.23	Sterling Deposit Agreement, dated as of January 25, 2000, among the Company, The Bank of New York Trust Company (Cayman) Limited, as book-entry depositary, The Bank of New York, as note custodian, The Bank of New York, as Trustee, and the holders and beneficial owners of certificated depositary interests. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on September 1, 2000 (Registration No. 333-12462).)

2.24	Registration Rights Agreement, dated January 25, 2000, among the Company, Donaldson, Lufkin & Jenrette International, Bank of America International Limited, Deutsche Bank AG London and Salomon Brothers International Limited. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on September 1, 2000 (Registration No. 333-12462).)

2.25	Indenture, dated July 7, 2000, among the Company, Telewest Finance (Jersey) Limited and The Bank of New York, as Trustee. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

2.26	Form of Senior Convertible Note (included in Exhibit 2.25).

2.27	Loan Agreement, dated March 16, 2001, for Credit Facilities of £2,000,000,000 together with an Institutional Facility of up to £250,000,000, among Telewest Communications Networks Limited and the parties named therein. (Incorporated by reference to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on May 24, 2002.)

Note: No long-term debt instrument issued by the Company (other than as set forth above) exceeds 10% of the consolidated total assets of the Company and its subsidiaries. In accordance with paragraph (b)4(iii) of Item 601 of Regulation S-K,

the Company will furnish to the SEC upon request copies of long-term instruments and related agreements.

2.28	Letter Amendment, dated January 2, 2002, from CIBC World Markets to Telewest Communications Networks Limited amending the Loan Agreement referred to in Exhibit 2.27. (Incorporated by reference to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on May 24, 2002.)

2.29	5.00% Accreting Convertible Note due 2003 in the initial principal amount of £220,000,000 issued on November 1, 2000 to Deutsche Telekom AG. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

2.30	5.00% Accreting Convertible Note due 2003 in the initial principal amount of £30,000,000 issued on January 15, 2001 to Deutsche Telekom AG. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

2.31	5.00% Accreting Convertible Note due 2003 in the initial principal amount of £3,500,000 issued on April 2, 2001 to Deutsche Telekom AG. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.1	Relationship Agreement, dated as of November 22, 1994, by and among Old Telewest, certain subsidiaries of TCI, and certain subsidiaries of MediaOne as superseded by Exhibit 10.55. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.2	Registration Rights Agreement, dated October 3, 1995, among the Company, the TINTA Affiliate, the MediaOne Affiliates, the SBC Affiliates and the Cox Affiliate. (Incorporated by reference to the Company’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

4.3	Tax Deed, dated November 22, 1994, between TCI International Holdings, Inc., U S WEST Holdings and Old Telewest. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.4	Trademark License Agreement, effective as of November 22, 1994, between Old Telewest and U S WEST. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.5	Tradename Agreement, effective as of November 22, 1994, between Old Telewest, TCI and TCI/U S WEST Cable Communications Group (“TUCCI”). (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.6	Tax Deed, dated October 3, 1995, among the Company, the SBC Affiliates and the Cox Affiliate. (Incorporated by reference to the Company’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

4.7	Agreement, dated December 4, 1987, between United Cable Television Corporation on behalf of itself and United Artists Communications, Inc. and Trans-Global (UK) Limited. (Incorporated by reference to Old Telewest’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 29, 1994, as amended (Registration No. 33-78398).)

4.8	Agreement to License and Provide Consulting Services, effective as of November 22, 1994, between Old Telewest and TCI. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.9	Form of BT Interconnect Agreement, a copy of which was executed by BT and various of the Company’s affiliated entities. (Incorporated by reference to the Company’s 1997 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1997.)

4.10	Interconnection Agreement, dated July 15, 1994, between Mercury Communications Limited (“Mercury”) and United Artists Communications (Scotland) Limited. (Incorporated by reference to Old Telewest’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 29, 1994, as amended (Registration No. 33-78398).) (2)

4.11	Mercury Marketing and Operations Agreement, dated August 10, 1993, between Telewest CGL and Mercury. (Incorporated by reference to Old Telewest’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 29, 1994, as amended (Registration No. 33-78398).) (2)

4.12	Letter Agreement, dated August 23, 1995, between SBCC and Mercury. (Incorporated by reference to the Company’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.) (3)

4.13	General Purchasing Agreement, dated March 1, 1993, among Telewest CGL, various entities related to Telewest CGL, and Northern Telecom Europe Limited (the “General Purchasing Agreement”). (Incorporated by reference to Amendment No. 1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Securities and Exchange Commission on June 19, 1998.) (2)

4.14	Purchase Agreement, dated August 27, 1993, between Southwestern Bell International Holdings and GPT Limited. (Incorporated by reference to the Company’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.15	The Old Telewest Restricted Share Scheme. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.16	The Telewest 1995 Restricted Share Scheme. (Incorporated by reference to the Company’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.17	The Old Telewest Sharesave Scheme. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.18	The Telewest 1995 Sharesave Scheme. (Incorporated by reference to the Company’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.19	The Old Telewest Executive Share Option Scheme No. 1. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.20	The Telewest 1995 Executive Share Option Scheme No. 1. (Incorporated by reference to the Company’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.21	The Old Telewest Executive Share Option Scheme No. 2. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.22	The Telewest 1995 Executive Share Option Scheme No. 2. (Incorporated by reference to the Company’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.23	The Old Telewest Share Participation Scheme. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.24	The Telewest 1995 Share Participation Scheme. (Incorporated by reference to the Company’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.25	Amended and Restated Deposit Agreement, dated as of November 30, 1994 (as amended as of October 2, 1995), among the Company, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued thereunder. (Incorporated by reference to the Company’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

4.26	Form of American Depositary Receipt (included in Exhibit 4.25).

4.27	Amendments number 1 through 9 to the General Purchasing Agreement referred to in Exhibit 4.13. (Incorporated by reference to Amendment No. 1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Securities and Exchange Commission on June 19, 1998.) (3)

4.28	Employment Agreement, dated August 7, 1997, between Charles Burdick and Telewest CGL (Incorporated by reference to Telewest’s Annual Report on Form 10-K for the period ended December 31, 1997 filed with the Securities and Exchange Commission on March 31, 1998.)

4.29	Amended and Restated Relationship Agreement, dated as of June 26, 1998, by and among the Company, the MediaOne Affiliates, TINTA, the TINTA Affiliate, Cox, the Cox Affiliate, SBC International, Inc. and the SBC Affiliate. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

4.30	Form of Amendment No. 1 to the Registration Rights Agreement by and among the Company, the Liberty Media Affiliate, the MediaOne Affiliates, the SBC Affiliate, Southwestern Bell International Holdings (UK-2) Corporation, the Cox Affiliate, GUHL and Vivendi. (Incorporated by reference to the Company’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on June 29, 1998 (Registration No. 33-50201).)

4.31	Employment Agreement, dated September 21, 1998, between Anthony Illsley (former chief executive officer of the Company) and the Company, as amended on January 17, 2000. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)

4.32	Amended and Restated Relationship Agreement, dated as of May 21, 1999, by and among the Company, the MediaOne Affiliates, Liberty Media International and the Liberty Media International Affiliate. (Incorporated by reference to the Company’s 1998 Annual Report on Form 20-F as filed with the Securities and Exchange Commission on June 30, 1999.)

4.33	Form of draft Amended and Restated Relationship Agreement, by and among the Company, Microsoft, the MediaOne Affiliates and the Liberty Media Affiliate. (Incorporated by reference to the Company’s Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)

4.34	Form of Amendment No. 2 to the Registration Rights Agreement, by and among the Company, Microsoft, The MediaOne Affiliates and the Liberty Media Affiliate. (Incorporated by reference to the Company’s Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)

4.35	Agreement Relating to the Merger of Flextech and the Company, dated December 16, 1999, between the Company and Flextech. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)

4.36	Employment Agreement, dated December 1, 1999, between Anthony W.P. Stenham and the Company. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)

4.37	Form of Service Agreement between Mark Luiz and Flextech plc, as amended. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.38	Form of Service Agreement between Adam Singer and Flextech plc. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.39	Employment Agreement, dated October 21, 1998, between Stephen Cook and the Company. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.40	Form of the Telewest 2000 All Employee Share Scheme. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.41	Amendment Agreement Relating to the Revised New Relationship Agreement, dated as of May 18, 2001, between Microsoft, Liberty Media International, Inc., Liberty UK Holdings, Inc., Liberty UK, Inc. and the Company (Incorporated by reference to Amendment No. 3 to Statement on Schedule 13-D of Liberty Media filed with the Securities and Exchange Commission on November 23, 2001.)

4.42	Appointment as Non-Executive Chairman of the Board of Directors of the Company, effective from December 1, 1999, as amended, between Anthony W.P. Stenham and the Company. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.43	Telewest Long Term Incentive Plan. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.44	Telewest Equity Participation Plan. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.45	Amendment to Service Agreement, dated October 14, 1998, between Charles Burdick and the Company. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

7	Computation of deficiency of earnings to fixed charges. (1)

8	List of Subsidiaries of the Company. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

12.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, signed by Charles Burdick, Managing Director. (1)

12.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, signed by Mark Luiz, Group Finance Director. (1)

(1)	Filed herewith.
(2)	Portions of this agreement have been accorded confidential treatment by the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.
(3)	Portions of this agreement have been accorded confidential treatment by the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Telewest Communications plc certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEWEST COMMUNICATIONS PLC

By:	/s/ CHARLES BURDICK
Name: Charles Burdick Title: Managing Director

June 30, 2003

Certification

Required by Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934

I, Charles Burdick, certify that:

1	I have reviewed this annual report on Form 20-F of Telewest Communications plc;

2	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(i)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(ii)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing of this annual report (“Evaluation Date”); and

(iii)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(i)	all significant deficiencies in the design or operation of internal controls which would adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(ii)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: June 30, 2003	/s/ CHARLES BURDICK
Charles Burdick Managing Director

Certification

Required by Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934

I, Mark Luiz, certify that:

1	I have reviewed this annual report on Form 20-F of Telewest Communications plc;

2	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(i)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(ii)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing of this annual report (“Evaluation Date”); and

(iii)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(i)	all significant deficiencies in the design or operation of internal controls which would adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(ii)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: June 30, 2003	/s/ MARK LUIZ
Mark Luiz Group Finance Director

Telewest Communications plc

US GAAP

Auditor’s Report

To the board of directors and shareholders of Telewest Communications plc

We have audited the accompanying consolidated balance sheets of Telewest Communications plc and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements on pages F-2 to F-36 present fairly, in all material respects, the financial position of Telewest Communications plc and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in note 2 to the financial statements, the Group is undergoing financial restructuring and this raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to the restructuring are also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in note 3 to the consolidated financial statements, the Group adopted SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets, in 2002.

As discussed in note 3 to the consolidated financial statements, the Group changed its method of accounting for derivative instruments and hedging activities in 2001.

KPMG Audit Plc

Chartered Accountants

Registered Auditor

London, England

March 26, 2003

Telewest Communications plc

US GAAP

Consolidated Statements of Operations

years ended December 31

	Notes	(Note 2) 2002 $ million	2002 £ million	2001 £ million	2000 £ million
Revenue
Cable television		541	336	329	279
Consumer telephony		797	495	488	445
Internet and other		101	63	40	16

Total Consumer Division		1,439	894	857	740
Business Services Division		455	283	268	248

Total Cable Division		1,894	1,177	1,125	988
Content Division		171	106	129	81

Total revenue		2,065	1,283	1,254	1,069

Operating costs and expenses
Consumer programming expenses		(206)	(128)	(142)	(132)
Business and consumer telephony expenses		(351)	(218)	(235)	(235)
Content expenses		(113)	(70)	(83)	(46)
Depreciation		(797)	(495)	(469)	(423)
Impairment of fixed assets		(1,353)	(841)	—	—

Cost of sales		(2,820)	(1,752)	(929)	(836)
Selling, general and administrative expenses		(846)	(526)	(497)	(445)
Amortization of goodwill		—	—	(183)	(147)
Impairment of goodwill		(2,326)	(1,445)	(766)	—

		(5,992)	(3,723)	(2,375)	(1,428)

Operating loss		(3,927)	(2,440)	(1,121)	(359)
Other income/(expense)
Interest income (including £12 million, £15 million and £15 million in 2002, 2001 and 2000, respectively, from related parties)	21	30	19	15	15
Interest expense (including amortization of debt discount)		(829)	(515)	(487)	(385)
Foreign exchange gains/(losses), net		343	213	—	(15)
Share of net losses of affiliates and impairment		(190)	(118)	(216)	(15)
Other, net		58	36	(3)	(3)
Minority interests in losses of consolidated subsidiaries, net		2	1	1	1

Loss before income taxes		(4,513)	(2,804)	(1,811)	(761)
Income tax benefit	16	45	28	70	6

Net loss		(4,468)	(2,776)	(1,741)	(755)

Basic and diluted loss per ordinary share		$(1.56)	£(0.97)	£(0.60)	£(0.28)
Weighted average number of ordinary shares outstanding (millions)		2,873	2,873	2,880	2,705

All income is derived from continuing operations.

See accompanying notes to the consolidated financial statements.

Telewest Communications plc

US GAAP

Consolidated Balance Sheet

years ended December 31

	Notes	(Note 2) 2002 $ million	2002 £ million	2001 £ million
Assets
Cash and cash equivalents		628	390	14
Secured cash deposits restricted for more than one year	20	19	12	20
Trade receivables (net of allowance for doubtful accounts of £12 million and £16 million)	11	193	120	116
Other receivables	8	110	68	112
Prepaid expenses		43	27	33

Total current assets		993	617	295
Investment in affiliates, accounted for under the equity method, and related receivables	9	605	376	547
Property and equipment (less accumulated depreciation of £3,196 million and £1,873 million)	10	4,182	2,598	3,473
Goodwill (less accumulated amortization of £2,593 million and £1,148 million)	5	719	447	1,892
Inventory	13	45	28	67
Other assets (less accumulated amortization of £58 million and £47 million)	12	65	40	58

Total assets		6,609	4,106	6,332

Liabilities and shareholders’ funds
Accounts payable		177	110	109
Other liabilities	14	1,016	631	524
Debt repayable within one year	15	5,878	3,652	—

Total current liabilities		7,071	4,393	633
Deferred tax	16	137	85	113
Debt	15	2,894	1,798	4,897
Capital lease obligations		328	204	238

Total liabilities		10,430	6,480	5,881

Minority interests		(2)	(1)	—

Shareholders’ (deficit)/equity
Ordinary shares, 10 pence par value; 4,300 million authorized; 2,873 and 2,886 million issued in 2002 and 2001 respectively		462	287	287
Limited voting convertible ordinary shares, 10 pence par value; 300 million authorized and 82 million and 63 million outstanding in 2002 and 2001 respectively		13	8	8
Additional paid in capital		6,797	4,223	4,224
Accumulated deficit		(11,073)	(6,880)	(4,104)
Accumulated other comprehensive income	19	(18)	(11)	37

		(3,819)	(2,373)	452
Ordinary shares held in trust for the Telewest Restricted Share Scheme and the Telewest Long-Term Incentive Plan		—	—	(1)

Total shareholders’ (deficit)/equity		(3,819)	(2,373)	451

Total liabilities and shareholders’ equity		6,609	4,106	6,332

See accompanying notes to the consolidated financial statements.

Telewest Communications plc

US GAAP

Consolidated Statement of Cash Flows

years ended December 31

	(Note 2) 2002 $ million	2002 £ million	2001 £ million	2000 £ million
Cash flows from operating activities
Net loss	(4,468)	(2,776)	(1,741)	(755)

Adjustments to reconcile net loss to net cash provided/(utilized) by operating activities
Depreciation	797	495	469	423
Impairment of fixed assets	1,353	841	—	—
Amortization of goodwill	—	—	183	147
Impairment of goodwill	2,326	1,445	766	—
Amortization of deferred financing costs and issue discount on Senior Discount Debentures	166	103	99	147
Deferred tax credit	(45)	(28)	(70)	—
Unrealized (gain)/loss on foreign currency translation	(343)	(213)	(10)	20
Non-cash accrued share based compensation (credit)/cost	(2)	(1)	1	5
Share of net (profits)/losses of affiliates and impairment	(16)	(10)	216	15
Loss on disposal of assets	148	92	4	—
Minority interests in losses of consolidated subsidiaries	—	—	(1)	(1)

Changes in operating assets and liabilities net of effect of acquisition of subsidiaries
Change in receivables	31	19	25	(8)
Change in prepaid expenses	10	6	6	(19)
Change in accounts payable	27	17	3	(2)
Change in other liabilities	157	98	62	70
Change in other assets	24	15	1	(46)

Net cash provided/(utilized) by operating activities	165	103	13	(4)

Cash flows from investing activities
Cash paid for property and equipment	(721)	(448)	(548)	(527)
Cash paid for acquisition of subsidiaries, net of cash acquired	—	—	(6)	(24)
Additional investments in and loans to affiliates	—	—	(26)	(10)
Repayment of loans made to joint ventures (net)	14	9	9	3
Proceeds from disposal of assets	2	1	2	2
Disposal of subsidiary undertaking, net of cash disposed	23	14	8	—
Disposal of associate undertaking, net of cash disposed	95	59	—	—

Net cash used in investing activities	(587)	(365)	(561)	(556)

Telewest Communications plc

US GAAP

Consolidated Statement of Cash Flows

years ended December 31

	(Note 2) 2002 $ million	2002 £ million	2001 £ million	2000 £ million
Cash flows from financing activities
Proceeds from exercise of share options	—	—	6	3
Share issue costs	—	—	—	(13)
Proceeds from issue of Senior Discount Notes and Senior Notes 2010	—	—	—	544
Proceeds from issue of Senior Convertible Notes 2005	—	—	—	330
Proceeds from issue of Accreting Convertible Notes 2003	—	—	30	20
Issue costs of Notes and credit facility arrangement costs	—	—	(41)	—
Net proceeds from maturity of forward contracts	122	76	—	107
Release/(placement) of restricted deposits	13	8	(8)	—
Repayments from borrowings under old credit facilities	(3)	(2)	(824)	(141)
Repayment of SMG equity swap	(53)	(33)	—	—
Proceeds/(repayment) from borrowings under new credit facility	1,030	640	1,393	(260)
Capital element of finance lease repayments	(82)	(51)	(54)	(35)

Net cash provided by financing activities	1,027	638	502	555

Net increase/(decrease) in cash and cash equivalents	605	376	(46)	(5)
Cash and cash equivalents at beginning of year	23	14	60	65

Cash and cash equivalents at end of year	628	390	14	60

See accompanying notes to the consolidated financial statements.

Telewest Communications plc

US GAAP

Consolidated Statement of Shareholders’ Equity/(Deficit) and Comprehensive Loss

	Ordinary shares £ million	Limited voting shares £ million	Shares held in trust £ million	Additional paid-in capital £ million	Other Comprehensive loss £ million	Accumulated deficit £ million	Total £ million
Balance at December 31, 1999	228	6	(2)	2,328	—	(1,608)	952
Ordinary shares issued on exercise of share options	—	—	—	3	—	—	3
Shares issued to acquire Flextech Plc net of issue costs	60	—	—	1,873	—	—	1,933
Accrued share based compensation cost	—	—	—	5	—	—	5
Unrealized gain on deemed disposal of shares in an affiliate	—	—	—	7	—	—	7
Net loss	—	—	—	—	—	(755)	(755)

Balance at December 31, 2000	288	6	(2)	4,216	—	(2,363)	2,145
Unrealized gain/(loss) on derivative financial instruments:
Cumulative effects of accounting change	—	—	—	—	(16)	—	(16)
Amounts reclassified into earnings	—	—	—	—	(5)	—	(5)
Current period increase in fair value	—	—	—	—	57	—	57
Net loss	—	—	—	—	—	(1,741)	(1,741)

Total comprehensive loss							(1,705)
Unrealized gain on deemed partial disposal of investment	—	—	—	—	1	—	1
Ordinary shares issued on exercise of share options	1	—	1	6	—	—	8
Gain on retranslation of investment in an overseas subsidiary	—	—	—	1	—	—	1
Redesignation of ordinary shares	(2)	2	—	—	—	—	—
Accrued share based compensation cost	—	—	—	1	—	—	1

Balance at December 31, 2001	287	8	(1)	4,224	37	(4,104)	451
Unrealized gain/(loss) on derivative financial instruments:
Amounts reclassified into earnings	—	—	—	—	(48)	—	(48)
Net loss	—	—	—	—	—	(2,776)	(2,776)

Total comprehensive loss							(2,824)
Accrued share based compensation (credit)/cost	—	—	1	(1)	—	—	—

Balance at December 31, 2002	287	8	—	4,223	(11)	(6,880)	(2,373)

There was no other comprehensive income in the year ended December 31, 2000.

See accompanying notes to the consolidated financial statements.

Telewest Communications plc

US GAAP

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

1    ORGANIZATION AND HISTORY

Telewest Communications plc (“the Company”) and its subsidiary undertakings (together “the Group”) provide cable television, telephony and internet services to business and residential customers in the United Kingdom (“UK”). The Group derives its cable television revenues from installation fees, monthly basic and premium service fees and advertising charges. The Group derives its telephony revenues from connection charges, monthly line rentals, call charges, special residential service charges and interconnection fees payable by other operators. The Group derives its internet revenues from installation fees and monthly subscriptions to its ISP. The cable television, telephony and internet services account in 2002 for approximately 26%, 61% and 5%, respectively, of the Group’s revenue.

The Group is also engaged in broadcast media activities, being the supply of entertainment content, interactive and transactional services to the UK pay-TV broadcasting market. The Content Division accounts in 2002 for approximately 8% of the Group’s revenue.

2    BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Group’s significant estimates and assumptions include capitalization of labor and overhead costs; impairment of goodwill and long-lived assets (see note 5); and accounting for debt and financial instruments (see note 4). Actual results could differ from those estimates.

The financial statements are prepared on a going concern basis, which the directors believe to be appropriate for the following reasons:

Following the directors’ decision on September 30, 2002 not to pay the interest on certain of the Group’s bonds and other hedging instruments, the Group is now in default of a majority of its bonds and its Senior Secured Facility.

These liabilities are now due for repayment in full and the Group is negotiating with its bondholder creditors (‘the Scheme Creditors’) and bank facility creditors (‘Senior Lenders’) to effect a reorganization of the Group’s debt. This will involve, inter alia, the conversion of bond debt to equity and the renegotiation of existing bank facilities. The directors believe the amended facilities will provide the Group with sufficient liquidity to meet the Group’s funding needs after completion of the Financial Restructuring. Further details of the planned Financial Restructuring are included in note 25.

In order for the Financial Restructuring to be effective, the Scheme Creditors need to approve the plans by the relevant statutory majority. In addition, the Group’s shareholders need to approve the proposed share capital reorganization.

The directors are of the opinion that the status of negotiations of the financial restructuring will lead to a successful outcome and that this is sufficient grounds for issuing the annual financial statements under the assumption of going concern.

The effect on the financial statements as presented, of the going concern basis of preparation being inappropriate, is principally that the book value of tangible fixed assets and investments would be restated from their present value in use to a net realizable value. Whilst the directors believe that their net realizable values would be lower than the current value in use there is insufficient information available for the directors to quantify the difference.

The Group faces the following significant risks and uncertainties about:

•	its continued ability to raise finance to fund its operations;

•	its successful execution of its long term business plan, which in turn will affect the Group’s ability to raise further finance under the Senior Secured Facility (see note 15); and

•	the need to meet financial and other covenants relating to debt instruments which have already been issued.

The economic environment and currency in which the Group operates is the UK and hence its reporting currency is Pounds Sterling (£). Certain financial information for the year ended December 31, 2002 has been translated into US Dollars ($), with such US Dollar amounts being unaudited and presented solely for the convenience of the reader, at the rate of $1.6095 =£1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2002. The presentation of the US Dollar amounts should not be construed as a representation that the Pounds Sterling amounts could be so converted into US Dollars at the rate indicated or at any other rate.

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

Impairment of long lived assets and goodwill

The Group applies Statement of Financial Accounting Standard (“SFAS”) No. 144, Accounting for the Impairment or disposal of Long-Lived Assets. The Group adopted, from January 1, 2002 SFAS 144 which requires that long-lived assets and certain identifiable intangibles, including goodwill, to be held and used by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indications of impairment are determined by reviewing undiscounted projected future cash flows. If impairment is indicated, the amount of the impairment is the amount by which the carrying value exceeds the fair value of the assets.

Business Combinations and Goodwill and Other Intangible Assets

In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires all business combinations undertaken after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill arising from business combinations and intangible assets with indefinite lives are no longer amortized but are subject to annual review for impairment (or more frequently should indications of impairment arise). Goodwill associated with equity method investments will also no longer be amortized upon adoption of SFAS 142, but will be subject to impairment testing as part of the investment to which it relates in accordance with Accounting Principles Board Opinion No. (“APB”) 18, The Equity Method of Accounting for Investments in Common Stock. Separable intangible assets that do not have indefinite lives will continue to be amortized over their estimated useful lives and will be subject to review for impairment in accordance with SFAS 144 (see below). The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. For goodwill and intangible assets acquired prior to July 1, 2001, the Group was required to adopt SFAS 142 effective January 1, 2002. As of January 1, 2002 the Group had £2,199 million of unamortized goodwill, £1,892 million of which related to business combinations and £307 million of which related to equity method investments.

Impairment under SFAS 142 is measured using a two-step approach, initially based on a comparison of the reporting unit’s fair value to its carrying value; if the fair value is lower, then the second step compares the implied fair value of the goodwill with its carrying value to determine the amount of the impairment. The adoption of SFAS 142 on January 1, 2002 had no impact on the Company’s financial position or results of operations. As required by SFAS 142, the standard has not been retroactively applied to the results for the period prior to adoption.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less that are readily convertible into cash.

Derivatives and hedging

At January 1, 2001 the Company adopted SFAS 133 Accounting for Derivative Instruments and Hedging Activities as amended by SFAS 137 and SFAS 138. SFAS 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition at fair value of all derivative instruments as assets or liabilities in the Company’s balance sheet. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated a hedge and if so, the type of hedge and its effectiveness as a hedge.

For derivatives, which are not designated as hedges, changes in fair value are recorded immediately in earnings.

For derivatives designated as cash flow hedges, changes in fair value on the effective portion of the hedging instrument are recorded within other comprehensive income (“OCI”) until the hedged transaction occurs and are then recorded within earnings. Changes in the ineffective portion of a hedge are recorded in earnings. For derivatives designated as fair value hedges, changes in fair value are recorded in earnings. The Group has not, however, had any fair value hedges since the adoption of SFAS 133.

The Group discontinues hedge accounting for derivative financial instruments when it is determined that the derivative instrument is no longer effective in offsetting changes in the cash flows of the hedged item; the derivative instrument expires or is sold; the derivative instrument is no longer designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur; a hedged firm commitment no longer meets the definition of a firm commitment; or its management determines that designation of the derivative instrument as a hedging instrument is no longer appropriate. The tests for determining the effectiveness of a cash flow hedge compare on a strict basis the amount and timing of cash flows on the underlying economic exposure with the cash flows of the derivative instrument.

Upon discontinuation of cash flow hedge accounting, the net gain or loss attributable to the hedging instrument, which has been reported in OCI to the date of discontinuation, continues to be reported in OCI until the date the hedged transaction impacts earnings. This occurs unless it is probable that the hedged transaction will not occur by the end of the originally specified time period. If the hedged transaction is not expected to occur, the net gain or loss is reclassified from OCI to earnings upon discontinuation.

Prior to adoption of SFAS 133 the Group had the following accounting policies in respect of financial instruments. Foreign currency forward contracts, options and swaps, which were used to reduce the exchange risk on the principal amounts and early call premiums on certain foreign currency borrowings, were recorded on the balance sheet at their fair value. Gains and losses arising from changes in fair value were recorded concurrently within earnings. Such gains and losses were offset by gains and losses arising from retranslating the principal amounts of the foreign currency borrowings.

The Group also used foreign currency forward contracts and cross currency interest rate swaps to reduce its exposure to adverse changes in exchange rates associated with the interest payments on certain foreign currency borrowings. Such foreign currency forward contracts and cross currency interest rate swaps were accounted for using the accruals method.

The Group also used interest rate swap agreements and an interest rate collar to manage interest rate risk on the Group’s borrowings. Net income or expense resulting from the differential between exchanging floating and fixed interest payments was recorded within the consolidated statement of operations on an accruals basis from the effective date of the interest rate swap agreements and interest rate collar.

Investments

Generally, investments in partnerships, joint ventures and subsidiaries in which the Group’s voting interest is 20% to 50%, and others where the Group has significant influence, are accounted for using the equity method. Investments which do not have a readily determinable fair value, in which the Group’s voting interest is less than 20%, and in which the Group does not have significant influence, are carried at cost and written down to the extent that there has been an other-than-temporary diminution in value. The Group accounts for certain investments in which the Group’s ownership is greater than 50% using the equity method. This method is used for such subsidiaries where the minorities have substantive participating rights such as veto over key operational and financial matters and equal representation on the board of directors.

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

Advertising costs

Advertising costs are expensed as incurred. The amount of advertising costs expensed was £52 million, £48 million, and £38 million for the years ended December 31, 2002, 2001, and 2000, respectively.

Property and equipment

Property and equipment is stated at cost. Depreciation is provided to wring off the cost, less estimated residual value, of property and equipment by equal installments over their estimated useful economic lives as follows:

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

Minority interests

Recognition of the minority interests’ share of losses of consolidated subsidiaries is limited to the amount of such minority interests’ allocable portion of the equity of those consolidated subsidiaries.

Foreign currencies

Transactions in foreign currencies are recorded using the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange prevailing at the balance sheet date and the gains or losses on translation are included in the consolidated statement of operations.

Revenue recognition

Revenues are recognized as network communication services are provided. Credit risk is managed by disconnecting services to customers who are delinquent. Connection and activation fees relating to cable television, telephony and internet are recognized in the period of connection to the extent that such fees are less than direct selling costs. Any excess connection and activation fees over direct selling costs incurred are deferred and amortized over the expected customer life.

Occasionally the Group sells capacity on its network to other telecommunications providers. Sales of capacity are accounted for as sales-type leases, operating leases, or service agreements depending on the terms of the transaction. If title is not transferred or if the other requirements of sales-type lease accounting are not met, revenues are recognized ratably over the term of the agreement.

Programming revenues are recognized in accordance with Statement of Position (“SOP”) 00 – 2, Accounting by Producers or Distributors of Films. Revenue on transactional and interactive sales is recognized as and when the services are delivered. Advertising sales revenue is recognized at estimated realizable values when the advertising is aired.

Recognition of contract costs

Certain of the sales of network capacity referred to above involve the Group constructing new capacity. Where the Group retains some of this new capacity, either for subsequent resale or for use within the business, then an element of the construction costs is retained within inventory or equipment, respectively. The allocation of construction cost between costs expensed to the statement of operations and costs capitalized within inventory or equipment is based upon the ratio of capacity to be sold and to be retained.

Pension costs

The Group operates a defined contribution scheme (the Telewest Communications plc Pension Trust) or contributes to third-party schemes on behalf of employees. The amount included in expenses in 2002, 2001 and 2000 of £11 million, £10 million and £8 million, respectively, represents the contributions payable to the selected schemes in respect of the relevant accounting periods.

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

The Group recognizes deferred tax assets only where it is more likely than not that the benefit will be realized through future taxable income. Otherwise a valuation allowance is established to provide against deferred tax assets.

Share-based compensation

SFAS 123, Accounting for Stock-Based Compensation, encourages, but does not require, companies to record compensation costs for share-based employee compensation plans at fair value. The Group has chosen to continue to account for share-based compensation using the intrinsic value method prescribed in APB 25, Accounting for Stock Issued to Employees and related interpretations. Accordingly, compensation cost for fixed plan share options is measured as the excess, if any, of the quoted market price of the Company’s shares at the date of the grant over the amount an employee must pay to acquire the shares. Compensation cost for variable plan share options is measured each period using the intrinsic value method until the variable or performance features of the plan become fixed. Compensation expense is recognized over the applicable vesting period.

Shares purchased by the trustees in connection with the Telewest Restricted Share Scheme and certain LTIP awards, are valued at cost and are reflected as a reduction of shareholders’ equity in the consolidated balance sheet. This equity account is reduced when the shares are issued to employees based on the original cost of the shares to the trustees.

Earnings per share

Basic earnings per share has been computed by dividing net loss available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed by adjusting the weighted average number of ordinary shares outstanding during the year for all dilutive potential ordinary shares outstanding during the year and adjusting the net loss for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net loss and number of shares used for basic and diluted net loss per ordinary share, as potential ordinary share equivalents for employee share options and convertible debt are not included in the computation as their effect would be to decrease the loss per share. The number of potential ordinary shares was 393 million, 393 million and 464 million in 2002, 2001 and 2000, respectively.

Inventories

Inventories of equipment, held for use in the maintenance and expansion of the Group’s telecommunications systems, are stated at cost, including appropriate overheads, less provision for deterioration and obsolescence. Network capacity and ducting held for resale are stated at the lower of cost and net realizable value.

New Accounting Standards Applicable to the Group

SFAS 143 Accounting for Asset Retirement Obligations

In July 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143, which is effective for fiscal years beginning after June 15, 2002, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, an entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The Group does not believe the adoption of SFAS 143 will have a material impact on the financial statements.

SFAS 145 Rescission of FASB Statements 4, 44 and 64, Amendment of FASB 13, and Technical Corrections

In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements 4, 44 and 64, Amendment of FASB 13, and Technical Corrections”. SFAS 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. The Group has adopted this standard from January 1, 2002 and reclassified £15 million from extraordinary items to expense for the year ended December 31, 2001. No material adjustments have been required in 2002.

SFAS 146 Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS 146 applies to costs associated with an exit activity that do not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. The Group has not yet determined the impact, if any, the adoption of this standard will have on its financial position or results of operations.

SFAS 148 Accounting for Stock Based Compensation—Transition and Disclosure

An amendment of SFAS 123 is effective for the Group for the year ended December 31, 2002. SFAS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results and that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The Group has adopted the disclosure provisions of the Statement in these financial statements. The Group has not adopted the fair value based method of accounting for stock-based employee compensation and still accounts for these in accordance with APB Opinion 25, Accounting for Stock Issued to Employees.

Other new standards

In November 2002, the Emerging Issues Task Force issued its consensus on EITF 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21) on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) the delivered item(s) has value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered item(s), and (3) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. The guidance in this Issue is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. The Group believes that the adoption of EITF 00-21 will not have a material impact on the Group’s financial statements.

In November 2002, the FASB issued FASB Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (‘FIN 45’), which addresses the disclosure to be made by a guarantor in its financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. It requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Group has adopted the disclosure requirements and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. To date the Company has not entered into or modified guarantees.

In January 2003, the FASB issued FASB Interpretation 46, Consolidation of Variable Interest Entities (FIN 46) which interprets Accounting Research Bulletin (ARB) 51, Consolidated Financial Statements. FIN 46 clarifies the application of ARB 51 with respect to the consolidation of certain entities (variable interest entities—‘VIEs’) to which the usual condition for consolidation described in ARB 51 does not apply because the controlling financial interest in VIEs may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIEs and the holder of a significant variable interest in VIEs to disclose certain information relating to their involvement with the VIEs. The provisions of FIN 46 apply immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year beginning after June 15, 2003, to VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Group does not believe that the impact of the adoption of FIN 46 will have a material effect on its financial statements.

4    FINANCIAL INSTRUMENTS

The Group holds derivative financial instruments solely to hedge specific risks and does not hold such instruments for trading purposes. The derivatives are held to hedge against the variability in cash flows arising from the effect of fluctuations of GBP:USD exchange rate on the Group’s US Dollar-denominated debt and from changes in interest rates on its variable rate bank debt.

The Group maintains risk management control systems to monitor currency exchange and interest rate risk attributable to forecasted debt principal payments and interest rate exposure.

Cash flow hedges

Hedges of US Dollar-denominated debt

The Group has issued US Dollar denominated debt instruments with a range of maturities. The Group previously hedged the principal amounts of these instruments up to their first call dates or other such dates where the Group may at its option redeem the instrument before maturity.

The Group has increased its foreign exchange risk since the discontinuation of hedge accounting as described below. The Group continues to monitor this risk until the Financial Restructuring is complete when the US Dollar-denominated debt instruments will be swapped for equity and the foreign exchange risk is minimized.

In the three-month period ended March 31, 2002, the Group determined that it was probable that forecasted future prepayments of principal against outstanding US Dollar-denominated debt would not occur. Accordingly, the cumulative adjustment in OCI of £53 million resulting from marking to market the derivative instruments has been reclassified from OCI to foreign exchange gains in the Statement of Operations. Subsequent adjustments of the carrying value of these instruments to fair value are taken directly to the Statement of Operations as incurred.

In the nine-month period ended September 30, 2002, the Group had the ability to terminate in-the-money derivative contracts that fluctuate in value. Such derivative contracts hedged our exposure to fluctuations in the US dollar/pound sterling exchange rates on the Group’s US Dollar-denominated debt. In March 2002, the Group terminated certain of these derivative contracts with a nominal value of $999 million (£688 million), netting £74 million cash inflow. In May 2002 the Group terminated further derivative contracts with a nominal value of $367 million (£253 million) realizing an additional £30 million cash inflow. In the three-month period ended September 30, 2002, the Group terminated arrangements with a nominal value of $2.3 billion (approximately £1.5 billion). Contracts with a nominal value of $1 billion were settled in cash resulting in an outflow of £28 million. The remaining contracts with a nominal value of $1.3 billion have yet to be settled for a total cost of £33 million of which £19 million was due on October 1, 2002, but the Company deferred such payment and is considering the payment in the context of its Financial Restructuring.

During the 12-month period ended December 31, 2002, the Group recorded a net £48 million transfer from cumulative OCI to the Statement of Operations arising from the dedesignation of derivative contracts as ineffective hedges, as described above. In the 12-month period ended December 31, 2001, the Group recorded a £36 million gain in fair value to cumulative OCI, consisting of a loss of £25 million to short-term derivative liabilities and a £61 million gain to long-term derivative assets.

Hedges of variable rate debt

As described in note 15 to the consolidated financial statements, the Group has a Senior Secured Facility with a syndicate of banks and a further amount from an Institutional Tranche (“Institutional Tranche”). Draw downs under the Senior Secured Facility and the Institutional Tranche bear interest at 0.75% to 2.00% above LIBOR and up to 4% above LIBOR respectively, so the Group is exposed to variable cash flows arising from changes in LIBOR. The Group hedges these variable cash flows by the use of interest rate swaps. The interest rate swaps can be summarized as follows:

Effective dates	Maturities	Notional principal	Receives	Pays
1/2/1997 – 7/1/2002	12/31/2003 – 3/31/2005	£900m	6-month LIBOR	5.475% -7.3550%

In June 2002, the Group reviewed the effectiveness as hedges of the derivative instruments hedging our exposure to fluctuations in interest rates on its long-term bank debt. The review concluded that continued designation of these instruments as hedges was no longer appropriate and hedge accounting was discontinued with immediate effect. The redesignation of these instruments as hedges resulted in a transfer of £7 million from cumulative OCI to interest expense within the Statement of Operations. Any movements in the value of the derivatives after June 2002 are recorded within interest expense.

The Group continues to hedge some of its interest rate risk on its Senior Secured Facility through the use of interest rate swaps. The purpose of the derivative instruments is to provide a measure of stability over the Company’s exposure to movements in sterling interest rates on its sterling denominated bank debt.

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

At December 31, 2002 the Group’s significant financial instruments include cash and cash equivalents, trade receivables, interest rate swaps, trade payables and short-term and long-term debt instruments. The following table summarizes the fair value of certain instruments held by and obligations of the Group. The fair value of the other financial instruments held by the Group approximates their recorded carrying amount due to the short maturity of these instruments and these instruments are not presented in the following table:

	Carrying amount £ million	At December 31, 2002 Fair value £ million	Carrying amount £ million	At December 31, 2001 Fair value £ million
Financial instruments—assets
Foreign exchange forward contracts	—	—	131	131
Foreign currency swaps	—	—	15	15

Financial instruments—liabilities
Interest rate swap agreements	(34)	(34)	(25)	(25)
Foreign exchange forward contracts	—	—	(4)	(4)

Debt obligations
Accreting Convertible Notes 2003	282	62	268	268
Senior Convertible Notes 2005	311	130	344	234
Senior Debentures 2006	186	39	206	155
Senior Convertible Notes 2007	300	63	300	174
Senior Discount Debentures 2007	955	200	1,059	803
Senior Notes 2008	217	46	226	185
Senior Discount Notes 2009	563	108	505	308
Senior Notes 2010	394	83	378	315
Senior Discount Notes 2010	222	46	185	136
Senior Secured Facility	2,000	2,000	1,360	1,360
Other debt	20	20	66	66

The estimated fair values of the financial instruments specified above are based on quotations received from independent, third party financial institutions and represent the net amounts receivable or payable to terminate the position. The estimated fair values of the Debentures and Notes are also based on quotations from independent third party financial institutions and are based on discounting the future cash flows to net present values using appropriate market interest rates prevailing at the year end.

Market risk and concentrations of credit risk

Market risk is the sensitivity of the value of the financial instruments to changes in related currency and interest rates.

As described above, the Group terminated its portfolio of derivative financial instruments which were used to hedge its exposure to fluctuations in the USD : GBP exchange rate. Consequently the Group is exposed to fluctuations in the value of its US Dollar-denominated debt obligations.

Generally, the Group is not exposed to such market risk arising on its interest rate derivative financial instruments because gains and losses on the underlying assets and liabilities offset gains and losses on the financial instruments.

The Group may be exposed to potential losses due to the credit risk of non-performance by the financial institution counterparties to its portfolio of derivative financial instruments. However such losses are not anticipated as these counterparties are major international financial institutions and the portfolio is spread over a wide range of institutions.

Temporary cash investments also potentially expose the Group to concentrations of credit risk, as defined by SFAS 133. At December 31, 2002 the Group had £160 million on deposit with a major international financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Group’s customer base.

5    IMPAIRMENT OF ASSETS

During the year ended December 31, 2002, the Group undertook an impairment review of its network assets, of goodwill arising on recent acquisitions and of its investments in affiliates acquired in recent years. The review covered the Cable and Content Divisions. The principal reasons for the review were: a share price decline indicative of a fall in the values of the underlying assets and a softening of the ad-sales market, declining revenue growth and a lower than expected customer take-up of additional services.

The review found evidence of impairment in the value of goodwill arising on the core Cable and Content business and in the value of the affiliated undertaking UKTV. The carrying amounts of goodwill, fixed assets and the investments in the affiliated undertakings were written down to fair value, resulting in a charge of £1,445 million against goodwill, an impairment of £841 million against fixed assets and a charge of £88 million against the investments in affiliated undertakings. These charges have been included in the statement of operations within impairment of goodwill, impairment of fixed assets and share of net losses of affiliates and impairment, respectively. The estimated fair value of the goodwill and the investment in UKTV was based on projected future cash flows at a post-tax discount rate of 11.5% which the Group believes is commensurate with the risks associated with the assets. The projected future cash flows were determined using the Company’s ten-year plan for the business, with a terminal value which takes into account analysts’ and other published projections of future trends across pay-TV platforms, including the total television advertising market.

6    BUSINESS COMBINATIONS

On May 30, 2001, the Group acquired 51% of the issued share capital of Rapid Travel Solutions Limited (“Rapid Travel”) and was granted a series of call options by, and granted a series of put options to, the vendors in respect of the balance of 49%. Assuming that either party exercises these options, the Group will acquire the remainder of the share capital in tranches ending on November 30, 2003 for total consideration of £4 million. The acquisition has been accounted for using the purchase method of accounting. Goodwill arising on the acquisition was £7 million.

If the Group had acquired Rapid Travel at the beginning of 2000 and 2001, the Group’s results would not have been materially different from the actual results as disclosed in these financial statements.

On April 19, 2000 the Company acquired the entire issued share capital of Flextech Plc (“Flextech”), a company engaged in broadcast media activities, for a total consideration of £1,978 million. This comprised 601 million shares of 10p each and acquisition costs of £31 million. The value attributed to the shares issued was 323.85 pence per share, being the average share market price for a five day period around December 17, 2000, the day the terms of the acquisitions were agreed to and announced. The acquisition was accounted for using the purchase method of accounting. The goodwill arising on acquisition of Flextech was £1,382 million. As described in note 5, the Group has undertaken an impairment review of goodwill. As a result of the review, a charge of £429 million has been made.

On November 1, 2000 the Company acquired the entire issued share capital of Eurobell (Holdings) PLC (“Eurobell”), from Deutsche Telekom (“DT”) and agreed to pay initial and deferred consideration to DT, (as discussed below), in the form of 5% Accreting Convertible Notes due 2003. The aggregate principal amount of such Notes, following agreement of the deferred consideration is £254 million. The terms of the Accreting Convertible Notes are described in note 15 to these financial statements.

Upon completion of the acquisition, the Company issued a £220 million Accreting Convertible Note to DT in consideration for:

•	Eurobell’s entire issued share capital, £72 million

•	the assignment of an inter-company loan previously owed by Eurobell to DT, £128 million, and

•	a cash payment remitted to Eurobell by DT shortly after the acquisition, £20 million.

Subsequently, on January 15, 2001 DT remitted a further cash payment, £30 million, to Eurobell and the Company issued an additional Accreting Convertible Note to DT for £30 million.

In addition under the terms of the acquisition, the Company was obliged to provide deferred consideration, contingent on Eurobell’s turnover for the year ended December 31, 2000 exceeding a certain target. As a result, an additional £3.5 million Accreting Convertible Note, dated April 2, 2001 was issued to DT. This deferred consideration was accrued for at December 31, 2000.

Goodwill of £1 million arose on the acquisition.

If the Company had acquired Flextech and Eurobell on January 1, 2000 the Group’s net loss of £755 million and loss per share of £0.28 would have been £820 million and £0.28, respectively.

7    SUPPLEMENTAL DISCLOSURES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash paid for interest was £287 million, £335 million and £164 million for the years ended December 31, 2002, 2001 and 2000, respectively.

During 2002 there were no significant non-cash investing activities. The amounts stated for 2001 represent the purchase of Rapid Travel. The amounts stated for 2000 represent the purchase of Flextech and Eurobell. These transactions are described in note 6 to the consolidated financial statements.

	Year ended December 31
	2002 £ million	2001 £ million	2000 £ million
Acquisitions:
Assets	—	1	1,104
Liabilities assumed	—	(2)	(172)
Debt assumed	—	—	(261)

Net (liabilities)/assets (contributed)/ assumed	—	(1)	671
Less:
Goodwill arising	—	7	1,383

	—	6	2,054

Share consideration/capital contribution	—	—	1,946
Debt consideration	—	—	75
Purchase of shares	—	2	—
Option consideration	—	4	—
Direct costs of acquisition	—	—	33

	—	6	2,054

In 2002 the Group entered into capital lease obligations with a total capital value of £17 million. The Group entered into no vendor financing arrangements during the year, but had a remaining financed balance of £11 million at December 31, 2002. At December 31, 2002, the Group had accrued a further £57 million of capital expenditure for property and equipment.

8    OTHER RECEIVABLES

	At December 31
	2002 £ million	2001 £ million
Interconnection receivables	7	2
Accrued income	32	68
Other	29	27
Foreign currency swap	—	15

	68	112

Accrued income primarily represents telephone calls made by Cable Division subscribers and income accrued under Business Services Division contracts that have not been billed as at the accounting period end.

9    INVESTMENTS

The Group has investments in affiliates accounted for under the equity method at December 31, 2002 and 2001 as follows:

	Percentage ownership at December 31
	2002	2001
Front Row Television Limited	50.0%	50.0%
UKTV	50.0%	50.0%
Blue Yonder Workwise Limited	100.0%	70.0%
SMG	—	16.9%

During the year Blue Yonder Workwise Limited became a wholly owned subsidiary of the Group. No goodwill arose on the acquisition.

Summarized combined financial information for such affiliates which operate principally in the cable television, broadcasting and interactive media industries is as follows:

	At December 31
	2002 £ million	2001 £ million
Combined financial position
Current assets	61	162
Property and equipment, net	—	54
Intangible assets, net	—	112
Other assets, net	31	7

Total assets	92	335

Current liabilities	42	133
Debt	176	66
Other liabilities	—	557
Owners’ equity	(126)	(421)

Total liabilities and equity	92	335

	Year ended December 31
	2002 £ million	2001 £ million	2000 £ million
Combined operations
Revenue	128	408	406
Operating expenses	(103)	(324)	(343)

Operating profit	25	84	63
Interest expense	(12)	(38)	(30)

Net profit	13	46	33

	At December 31
	2002 £ million	2001 £ million
Goodwill	—	27
Loans	208	260
Share of net assets	168	260

	376	547

On September 4, 2002 the investment in SMG plc, a listed investment in an associated undertaking, was reclassified as a current asset investment at net realizable value. This resulted in £42 million being written off the carrying value of the investment. The investment in SMG plc was subsequently sold in November 2002 realizing a gain of £1 million.

10    PROPERTY AND EQUIPMENT

	Land £ million	Buildings £ million	Cable and ducting £ million	Electronic equipment £ million	Other equipment £ million	Total £ million
Acquisition costs
Balance at January 1, 2002	6	133	3,186	1,424	597	5,346
Additions	—	7	269	135	50	461
Disposals	—	(2)	—	—	(11)	(13)

Balance at December 31, 2002	6	138	3,455	1,559	636	5,794

Accumulated depreciation
Balance at January 1, 2002	—	45	894	661	273	1,873
Charge for the year	—	10	159	223	103	495
Impairment	—	39	678	90	34	841
Disposals	—	(2)	—	—	(11)	(13)

Balance at December 31, 2002	—	92	1,731	974	399	3,196

2002 Net book value	6	46	1,724	585	237	2,598

Acquisition costs
Balance at January 1, 2001	6	119	2,630	1,393	552	4,700
Additions	—	14	556	31	52	653
Disposals	—	—	—	—	(7)	(7)

Balance at December 31, 2001	6	133	3,186	1,424	597	5,346

Accumulated depreciation
Balance at January 1, 2001	—	35	546	605	225	1,411
Charge for the year	—	10	348	56	55	469
Disposals	—	—	—	—	(7)	(7)

Balance at December 31, 2001	—	45	894	661	273	1,873

2001 Net book value	6	88	2,292	763	324	3,473

Cable and ducting consists principally of civil engineering and fiber optic costs. In addition, cable and ducting includes net book value of pre-construction and franchise costs of £18 million and £14 million as of December 31, 2002 and 2001, respectively. Electronic equipment includes the Group’s switching, headend and converter equipment. Other equipment consists principally of motor vehicles, office furniture and fixtures and leasehold improvements.

11    VALUATION AND QUALIFYING ACCOUNTS

		Balance at January 1 £ million	Acquisition of subsidiaries £ million	Additions charged to costs and expenses £ million	Deductions £ million	Balance at December 31 £ million
2002	Deferred tax valuation allowances	901	—	382	—	1,283
	Allowance for doubtful accounts	16	—	—	(4)	12

2001	Deferred tax valuation allowances	733	—	168	—	901
	Allowance for doubtful accounts	19	—	3	(6)	16

2000	Deferred tax valuation allowances	491	38	204	—	733
	Allowance for doubtful accounts	13	5	14	(13)	19

12    OTHER ASSETS

The components of other assets, net of amortization, are as follows:

	At December 31
	2002 £ million	2001 £ million
Deferred financing costs of debentures	11	22
Deferred financing costs of Senior Secured Facility	29	36

	40	58

13    INVENTORY

	At December 31
	2002 £ million	2001 £ million
Raw materials and consumables	—	1
Inventories of spare capacity and duct held for resale	4	36
Programming inventory	24	30

	28	67

14    OTHER LIABILITIES

Other liabilities are summarized as follows:

	At December 31
	2002 £ million	2001 £ million
Deferred income	111	114
Accrued construction costs	64	67
Accrued programming costs	21	24
Accrued interconnect costs	17	39
Accrued interest	220	111
Accrued staff costs	10	35
Accrued expenses	42	41
Other liabilities	146	93

	631	524

15    DEBT

Debt is summarized as follows at December 31, 2002 and 2001:

	2002	Weighted average interest rate 2001	2000	2002 £ million	2001 £ million
Accreting Convertible Notes 2003	5%	5%	5%	282	268
Senior Convertible Notes 2005	6%	6%	6%	311	344
Senior Debentures 2006	9.625%	9.625%	9.625%	186	206
Senior Convertible Notes 2007	5.25%	5.25%	5.25%	300	300
Senior Discount Debentures 2007	11%	11%	11%	955	1,059
Senior Notes 2008	11.25%	11.25%	11.25%	217	226
Senior Discount Notes 2009	9.25%	9.25%	9.25%	287	261
Senior Discount Notes 2009	9.875%	9.875%	9.875%	276	244
Senior Notes 2010	9.875%	9.875%	9.875%	394	378
Senior Discount Notes 2010	11.375%	11.375%	11.375%	222	185
Senior Secured Facility	6.223%	7.265%	7.553%	2,000	1,360
Other debt	6.7%	6.767%	7.432%	20	66

				5,450	4,897

Notes and debentures

		Principal at maturity (millions)	Original maturity date	Earliest redemption date	Interest rate
Accreting Convertible Notes 2003	GBP	294	November 1, 2003	November 1, 2003	5%
Senior Convertible Notes 2005	USD	500	July 7, 2005	July 7, 2003	6%
Senior Debentures 2006	USD	300	October 1, 2006	October 1, 2001	9.625%
Senior Convertible Notes 2007	GBP	300	February 19, 2007	March 9, 2003	5.25%
Senior Discount Debentures 2007	USD	1,537	October 1, 2007	October 1, 2001	11%
Senior Notes 2008	USD	350	November 1,2008	November 1, 2003	11.25%
Senior Discount Notes 2009	GBP	325	April 15, 2009	April 15, 2004	9.875%
Senior Discount Notes 2009	USD	500	April 15, 2009	April 15, 2004	9.25%
Senior Notes 2010	GBP	180	February 1, 2010	February 1, 2005	9.875%
Senior Notes 2010	USD	350	February 1, 2010	February 1, 2005	9.875%
Senior Discount Notes 2010	USD	450	February 1, 2010	February 1, 2005	11.375%

The Debentures and Notes are unsecured liabilities of the Group.

The Senior Convertible Notes 2005 are convertible into 114 million ordinary shares of the Group at a conversion price of 288 pence per ordinary share. Conversion is at the holders’ option at any time up to the close of business on June 22, 2005. The Senior Convertible Notes 2007 are convertible into 92 million ordinary shares of the Group at a conversion price of 325 pence per ordinary share. Conversion is at the holders’ option at any time up to close of business on February 2, 2007. If Notes are called for redemption prior to maturity, each holder has the right to convert Notes into ordinary shares. The Accreting Convertible Notes 2003 are convertible into 162 million ordinary shares of the Group at an initial conversion price of 156.56 pence per ordinary share. Conversion is at maturity at the holder’s option, but the Group can elect to settle in cash at any time, in whole but not in part, at 100% of the accreted value provided that for a certain 10 day period prior to redemption, the price per ordinary share has been at least 130% of the average conversion price in effect on each day during the 10 day period.

On January 15, 2001, DT remitted a cash payment of £30 million to its former subsidiary Eurobell, under the terms of the acquisition of Eurobell by the Company on November 1, 2000. In consideration the Company issued additional Accreting Convertible Notes 2003 for the same amount. In addition, under the terms of the acquisition, the Company was obliged to provide deferred consideration, contingent on Eurobell’s turnover for the year ended December 31, 2000 exceeding a certain target. As a result additional £3.5 million Accreting Convertible Notes 2003, dated April 2, 2001, were issued to DT.

The unamortized portion of the discounts on issue on the Senior Discount Notes 2009 and Senior Discount Notes 2010 was £73 million and £58 million respectively. The discount on issue is being amortized up to the first call dates of the bonds, such as to produce a constant rate of return on the carrying amount.

The indentures under which the Debentures and Notes were issued contain various covenants, which among other things, restrict the ability of the Group to incur additional indebtedness, pay dividends, create certain liens, enter into certain transactions with shareholders or affiliates, or sell certain assets. As part of its refinancing, the Group elected not to pay: the interest due on October 1, 2002 on its Senior Debentures 2006 and its Senior Discount Debentures 2007; the interest due on November 1 2002 on its Senior Notes 2008; and the interest due on January 7, 2003 on its Senior Convertible Notes 2005. The non payment of interest constitutes a default event under the terms of these four bonds.

Senior Secured Facility

On March 16, 2001 the Group entered into a new senior secured credit facility (the “Senior Secured Facility”) with a syndicate of banks for £2 billion, of which £1,855 million was drawn down at December 31, 2002. The Group is also able to raise a further £250 million from institutional investors (the “Institutional Tranche”) of which £145 million was drawn down at December 31, 2002. The first draw downs under the Senior Secured Facility were used to repay amounts owed under the old senior secured credit facilities.

Borrowings under the Senior Secured Facility are secured on the assets of the Group including the partnership interests and shares of subsidiaries and bear interest at 0.75% to 2.0% over LIBOR (depending on the ratio of borrowings to quarterly, annualized, consolidated net operating cash flow). Borrowings under the Institutional Tranche bear interest at up to 4% above LIBOR.

The Senior Secured Facility contains cross default clauses with other debt instruments. As a result of the Group being in default on certain of its Debentures and Notes, it is in default on the Senior Secured Facility. In addition, on March 14, 2003, Telewest notified its Senior Lenders that, as a result of the exceptional items incurred in 2002 and their impact on Telewest’s net operating cash flow, it would breach certain financial covenants under its bank facility in respect of the quarter ended December 31, 2002.

The Group is renegotiating its bank facilities and debt financing arrangements. Further details of the Financial Restructuring are included in note 25.

Vendor financing

The Group has entered into vendor financing arrangements to fund its purchase of equipment from certain suppliers. Under the terms of these arrangements the Group defers payment for periods up to 36 months. Interest is charged on these arrangements at a rate that is fixed for the life of the arrangements. The balance on these arrangements at December 31, 2002 was £11 million.

SMG loan

On July 11, 2001, the Group entered into a contract with Toronto Dominion Bank (“TD”), whereby TD provided a loan to the Group, in return for security over 55% of the Group’s shareholding in SMG plc. The loan was fully repaid during the year following the sale of the Group’s investment in SMG.

Bank loans

Bank loans are property loans secured on certain freehold land and buildings held by the Group. The balance at December 31, 2002 was £7 million.

Maturity Profile

The Maturity Profile of the Group’s long-term debt is as follows:

2002 £ million
2003	3,652
2004	1
2005	316
2006	—
2007	300
2008 and thereafter	1,181

5,450

16    INCOME TAXES

Loss before income taxes is solely attributable to the UK.

The provisions for income taxes follow:

	2002 £ million	2001 £ million	2000 £ million
Deferred tax benefit	28	70	6

A reconciliation of income taxes determined using the statutory UK rate of 30% (2001: 30%) to the effective rate of income tax is as follows

	Year ended December 31
	2002	2001	2000
	%	%	%
Corporate tax at UK statutory rates	(30)	(30)	(30)
Write down of goodwill	12	—	—
Change in valuation allowance	14	34	31

	(4)	4	1

Deferred income tax assets and liabilities at December 31, 2002 and 2001 are summarized as follows:

	2002 £ million	2001 £ million
Deferred tax assets relating to:
Fixed assets	763	410
Net operating loss carried forward	494	465
Other—investments	26	26

Deferred tax asset	1,283	901
Valuation allowance	(1,283)	(901)
Investments in affiliates	(85)	(113)

Deferred tax liability per balance sheet	(85)	(113)

At December 31, 2002 the Group estimates that it has, subject to Inland Revenue agreement, net operating losses (“NOLs”) of £1,647 million available to relieve against future profits. This excludes capital allowances on assets which are available to the Group, but have not been claimed.

A valuation allowance of 100% has been provided due to a history of operating losses and management’s belief that the likelihood of realizing the benefit of the deferred tax asset is not more likely than not.

The NOLs have an unlimited carry forward period under UK tax law, but are limited to their use to the type of business which has generated the loss.

17    SHAREHOLDERS’ EQUITY

Movement in share capital

On March 31, 2000 the authorized share capital of the Company was increased to £460 million divided into 4,300 million ordinary shares of 10 pence each and 300 million limited voting convertible ordinary shares of 10 pence each.

Between May 5 and July 5, 2000 the Company issued 601 million ordinary shares of 10 pence each in consideration for the entire issued share capital of Flextech. Also in 2000, 4 million ordinary shares of 10 pence each were issued in consideration of £4.6 million on exercise of employee share options.

During 2001 the Company issued 7 million ordinary shares of 10 pence each upon exercise of employee share options. Total consideration received was £6 million. In addition the Company redesignated 20 million ordinary shares of 10p each into 20 million limited voting convertible ordinary shares of 10 pence each.

Limited voting convertible ordinary shares

The ordinary shares and the limited voting convertible ordinary shares have the same rights, except that the limited voting convertible ordinary shares do not confer the right to vote on resolutions to appoint, reappoint, elect or remove directors of Telewest. No application will be made for the limited voting convertible ordinary shares to be listed or dealt in on any stock exchange. Holders of limited voting convertible ordinary shares are entitled to convert all or some of their limited voting convertible ordinary shares into fully paid ordinary shares, provided that the conversion would not result in a change of control of the Company for the purposes of the indentures governing certain Notes and Debentures. The limited voting convertible ordinary shares are convertible into ordinary shares at the Company’s option at any time, subject to certain conditions. The sole holders of the limited voting convertible ordinary shares are Liberty Media and Microsoft.

Members of the Liberty Media Group and/or the Microsoft Group can redesignate all or any of their ordinary shares into limited voting convertible ordinary shares. This is to ensure that, on any future purchase of ordinary shares by members of the Microsoft Group and/or members of the Liberty Media Group, they will, at that time, be able to re-designate such number of their then existing holding of ordinary shares so as to avoid a change of control of the Company for the purposes of the Notes and Debentures.

Future purchases of ordinary shares and/or limited voting convertible ordinary shares by members of the Liberty Media Group and/or the Microsoft Group will, however, be subject to Rule 9 of the UK’s City Code on Takeovers and Mergers because both classes of shares are treated as voting shares for that purpose. Under Rule 9, when any person acquires, whether by a series of transactions over a period of time or not, shares which (taken together with shares held or acquired by persons acting in concert with him) carry 30% or more (but less than 50%) of the voting rights of a public company, that person is normally required to make a general offer to shareholders for the entire share capital of the company then in issue. Any person, or group of persons acting in concert, owning shares carrying 50% or more of the voting rights of a public company, subject to their own individual limits, is free to acquire further shares in that public company without giving rise to the requirement to make a general offer for the entire issued share capital of that company.

In May 2001, Liberty Media increased its shareholding in the Company as a result of the purchase of 20 million ordinary shares of 10 pence each. Prior to the increase in shareholding, Liberty Media redesignated 20 million ordinary shares of 10 pence each as limited voting convertible ordinary shares of 10 pence each. As a result Liberty Media and Microsoft’s combined shareholdings remained below 50% of the issued ordinary share capital, above which level a change of control for the purposes of the Group’s debt securities may occur.

18    SHARE-BASED COMPENSATION PLANS

At December 31, 2002, the Company operated five types of share-based compensation plans: the Executive Share Option Schemes, the Sharesave Schemes, the Telewest Restricted Share Scheme (“RSS”), the Telewest Long Term Incentive Plan (“LTIP”) and an Equity Participation Plan (“EPP”).

The Company applies APB 25 and related interpretations in accounting for its share-based compensation plans. Compensation cost is recognized over the estimated service period in respect of performance based share option grants to the extent that the market value of the Company’s ordinary shares exceeds the exercise price at the earlier of the vesting date or the Balance Sheet date. Compensation cost is recognized for awards over ordinary shares made under the RSS since the awards have no exercise price. Compensation cost is recognized over the estimated service period in respect of the LTIP to the extent that the market value of the Company’s ordinary shares exceeds the exercise price at the earlier of the vesting date or the Balance Sheet date.

Compensation cost recognized for share option grants and awards is as follows:

	2002 £ million	2001 £ million	2000 £ million
LTIP	(1)	—	5
Executive Share Option Scheme	—	1	2
EPP	—	1	1

	(1)	2	8

During the year, no options or awards were granted over any ordinary shares of the Company. If compensation costs for share option grants and awards under the RSS, LTIP, Executive Option Schemes and EPP had been determined based on their fair value at the date of grant for 2001 and 2000 consistent with the method prescribed by SFAS 123, the Group’s net loss and basic and diluted loss per share would have been adjusted to the pro forma amounts set out below:

	2002 £ million	2001 £ million	2000 £ million
Net loss
as reported	(2,776)	(1,741)	(755)
pro forma	(2,753)	(1,750)	(757)

	Pence	Pence	Pence
Basic and diluted loss per share
as reported	(97)	(60)	(28)
pro forma	(96)	(61)	(28)

The fair value of each option grant in all plans was estimated as at the date of grant using a Black-Scholes option-pricing model. The model used a weighted-average, risk-free interest rate of 5.5% and 5.8% for grants in 2001 and 2000 respectively, and an expected volatility of 55% and 30%, respectively. The Group does not expect to pay a dividend on its ordinary shares at any time during the expected life of any outstanding option. The Group expects options to be held until maturity.

Performance-based share option compensation plans

The Group has two performance-based share option plans: the 1995 (No. 1) Executive Share Option Scheme and the 1995 (No. 2) Executive Share Option Scheme. Under both plans, certain officers and employees are granted options to purchase ordinary shares of the Company. The exercise price of each option generally equals the market price of the Company’s ordinary shares on the date of grant. The options are exercisable between three and ten years after the date of the grant with exercise conditional on the Company’s shares out-performing by price the FTSE100 Index over any three-year period preceding exercise. The Company may grant options for up to 295 million ordinary shares.

A summary of the status of the Company’s performance-based share option plans as of December 31, 2002, 2001, and 2000 and changes during the years ended on those dates are presented below:

	Number of shares	2002 Weighted average exercise price		Number of shares	2001 Weighted average exercise price		Number of shares	2000 Weighted average exercise price
Outstanding at beginning of year	97,699,837	136.4	p	52,503,409	173.2	p	17,028,622	110.0	p
Adjustments during the year	—	—		—	—		4,457,322	143.8	p
Granted	—	—		53,709,994	98.8	p	35,154,239	205.1	p
Exercised	—	—		(1,210,816)	78.2	p	(2,501,964)	114.9	p
Forfeited	(7,642,594)	126.0	p	(7,302,750)	134.3	p	(1,634,810)	208.8	p

Outstanding at end of year	90,057,243	137.3	p	97,699,837	136.4	p	52,503,409	173.2	p

Options exercisable at year end	36,358,298	141.4	p	16,577,655	132.0	p	14,938,772	129.8	p

Weighted average fair value of options granted during the year		—			69.7	p		33.9	p

The adjustments during 2000 arose as a result of the transfer in of former Flextech outstanding options.

Share options are forfeited due to employees leaving the Group before their share options become exercisable.

The following table summarizes information about the Company’s performance-based share option plans outstanding at December 31, 2002.

	Options outstanding				Options exercisable
Range of exercise prices	Number outstanding at December 31, 2002	Weighted average remaining contractual life	Weighted average exercise price		Number exercisable at December 31, 2002	Weighted average exercise price
65.7 – 76.8p	13,890,131	7.4 yrs	74.2	p	6,307,995	73.3	p
81.5 – 82.5p	2,025,479	8.6 yrs	81.7	p	257,834	81.7	p
84.6 – 99.9p	2,212,140	2.5 yrs	89.2	p	2,212,140	89.0	p
102.0 – 109.1p	33,133,132	8.2 yrs	103.8	p	10,574,594	103.6	p
114.0 – 125.9p	11,133,884	7.5 yrs	119.2	p	3,890,521	120.1	p
130.4 – 142.9p	982,642	4.2 yrs	139.1	p	982,642	139.1	p
160.0 – 170.0p	1,502,207	7.3 yrs	166.2	p	709,386	167.7	p
202.4 – 235.0p	23,883,741	7.5 yrs	229.4	p	10,638,164	228.5	p
237.3 – 249.4p	543,216	7.1 yrs	239.7	p	268,467	240.9	p
274.3 – 276.5p	361,832	6.4 yrs	276.4	p	332,813	276.4	p
289.0 – 294.8p	388,839	6.8 yrs	291.2	p	183,742	291.7	p

65.7 – 294.8p	90,057,243	7.6 yrs	137.3	p	36,358,298	141.4	p

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

A summary of the status of the Company’s fixed share option plan as of December 31, 2002, 2001, and 2000 and the changes during the years ended on those dates are presented below:

	Number of shares	2002 Weighted average exercise price		Number of shares	2001 Weighted average exercise price		Number of shares	2000 Weighted average exercise price
Outstanding at beginning of year	21,519,334	80.5	p	26,635,135	91.1	p	11,679,289	116.9	p
Adjustments during the year	—	—		—	—		654,868	126.2	p
Granted	—	—		9,205,135	60.3	p	17,946,934	88.3	p
Exercised	—	—		(4,380,809)	57.3	p	(876,216)	98.1	p
Forfeited	(12,550,048)	82.3	p	(9,940,127)	100.4	p	(2,769,740)	187.6	p
Outstanding at end of year	8,969,286	78.0	p	21,519,334	80.5	p	26,635,135	91.1	p

Options exercisable at year end	36,272	159.1	p	72,926	98.0	p	4,443,443	57.1	p

Weighted average fair value of options granted during the year	—	—		—	33.3	p	—	39.1	p

The adjustments during 2000 arose as a result of the transfer in of former Flextech outstanding options.

Share options are forfeited due to employees leaving the Group before their share options become exercisable.

The following table summarizes information about the Company’s fixed share options outstanding at December 31, 2002:

	Options outstanding
Range of exercise prices	Number outstanding at December 31, 2002	Weighted average remaining contractual life
58.5 – 88.3p	8,652,129	2.1 yrs
103.9 – 115.9p	40,262	0.9 yrs
128.6 – 161.9p	24,455	0.5 yrs
191.0 – 236.5p	252,440	0.6 yrs

58.5 – 236.5p	8,969,286	2.0 yrs

Telewest Restricted Share Scheme (“RSS”)

The Company operates the RSS in conjunction with an employment trust, the Telewest 1994 Employees’ Share Ownership Plan Trust (the “Telewest ESOP”), which has been designed to provide incentives to executives of the Company. Under the RSS, executives may be granted awards over ordinary shares of the Company based on a percentage of salary. The awards are made for no monetary consideration. The awards generally vest three years after the date of the award and are exercisable for up to seven years after the date when they vest.

The compensation charge related to each award is based on the share price of the ordinary shares on the date the award was made.

A summary of the status of the RSS at December 31, 2002, 2001, and 2000 and changes during the years ended on those dates are presented below:

	2002 Number of shares	2001 Number of shares	2000 Number of shares
Outstanding at beginning of year	530,855	358,316	576,333
Granted	—	248,595	—
Exercised	(37,821)	(76,056)	(131,394)
Forfeited	—	—	(86,623)

Outstanding at end of year	493,034	530,855	358,316

Awards exercisable at year end	214,114	38,338	86,989

Weighted average fair value of awards granted during the year	—	£1.10	—

Share awards are forfeited due to employees leaving the Group before their awards become exercisable.

At December 31, 2002, the 493,034 awards outstanding and the 214,114 awards exercisable have weighted average remaining contractual lives of 7.4 years and 6.3 years respectively.

Deferred compensation cost relating to RSS is £38,000 (2001: £478,000.)

Long Term Incentive Plan (“LTIP”)

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

A summary of the status of the LTIP at December 31, 2002, 2001, and 2000 and changes during the years ended on those dates are presented below:

	2002 Number of shares	2001 Number of shares	2000 Number of shares
Outstanding at beginning of year	1,566,507	2,714,552	4,005,075
Granted	—	910,730	816,175
Exercised	(29,502)	(1,220,362)	(1,152,826)
Forfeited	(1,113,733)	(838,413)	(953,872)

Outstanding at end of year	423,272	1,566,507	2,714,552

Awards exercisable at year end	108,569	265,939	1,058,542

Weighted average fair value of awards granted during the year	—	£1.09	£0.24

Share awards are forfeited due to employees leaving the Group before their share options become exercisable or due to performance criteria not being met.

Deferred compensation cost relating to the LTIP is £nil (2001: £189,000.)

Equity Participation Plan (“EPP”)

The Remuneration Committee has provided that, under the EPP, an employee with two years service or at manager level or above, can use up to 100% of the Short Term Incentive Plan (“STIP”) bonus payable to the employee to acquire Telewest shares (“bonus shares”). The employee must deposit the bonus shares with the Trustee of the existing Telewest ESOP. In return, the employee is provisionally allocated for no payment a matching number of Telewest shares. Provided the bonus shares are retained for three years and the employee remains employed for three years, the bonus and matching shares would thereafter be released to the employee.

A summary of the status of the Company’s EPP at December 31, 2002, 2001, and 2000 and the changes during the years ended on those dates are presented below:

	2002 Number of shares	2001 Number of shares	2000 Number of shares
Outstanding at beginning of year	572,053	1,193,839	1,074,150
Granted	—	—	267,524
Exercised	(256,790)	(579,430)	(130,576)
Forfeited	(9,693)	(42,356)	(17,259)

Outstanding at end of year	305,570	572,053	1,193,839

Awards exercisable at year end	123,168	26,443	288,253

Weighted average fair value of awards granted during the year	—	—	£2.49

Share awards are forfeited due to employees leaving the Group before their share options become exercisable.

Deferred compensation cost relating to the EPP is £80,000 (2001: £419,000.)

19    ACCUMULATED OTHER COMPREHENSIVE INCOME

	2002 Gains/(losses) on mark to market of cash flow hedges £ million	2001 Gains/(losses) on mark to market of cash flow hedges £ million
Balance at January 1, 2002	37	—
Cumulative effect of accounting change	—	(16)
Amounts reclassified into earnings	(48)	(5)
Current period increase in fair value	—	57
Unrealized gain on deemed partial disposal of investment	—	1

Balance at December 31, 2002	(11)	37

The amounts reclassified into earnings are detailed in note 4.

20    COMMITMENTS AND CONTINGENCIES

Restricted cash

At December 31, 2002, the Group has cash restricted as to use of £12 million which provides security for leasing obligations.

Other commitments

The amount of capital expenditure authorized by the Group for which no provision has been made in the consolidated financial statements is as follows:

	2002 £ million	2001 £ million
Contracted	13	28

In addition the Group has contracted to buy £28 million of programming rights for which the license period has not yet started.

Capital and operating leases

The Group leases a number of assets under arrangements accounted for as capital leases, as follows:

	Acquisition costs £ million	Accumulated depreciation £ million	Net book value £ million
At December 31, 2002 :
Electronic equipment	283	(185)	98
Other equipment	118	(58)	60
At December 31, 2001 :
Electronic equipment	290	(187)	103
Other equipment	109	(43)	66

Depreciation charged on these assets was £44 million and £45 million for the years ended December 31, 2002 and 2001 respectively.

The Group leases business offices and uses certain equipment under lease arrangements accounted for as operating leases. Minimum rental expense under such arrangements amounted to £21 million, £19 million and £17 million for the years ended December 31, 2002, 2001 and 2000, respectively and is included in depreciation expense detailed in note 10.

Future minimum lease payments under capital and operating leases are summarized as follows as of December 31, 2002:

	Capital leases £ million	Operating leases £ million
2003	89	25
2004	46	18
2005	38	14
2006	29	13
2007	19	12
2008 and thereafter	13	91

	234
Imputed interest	(30)

	204

It is expected that, in the normal course of business, expiring leases will be renewed or replaced.

The Group leases capacity on its network to other telecommunications companies. These leases are accounted for as operating leases and revenues received are recognized over the life of the leases as follows:

£ million
2003	5
2004	5
2005	3
2006	1
2007	1
2008 and thereafter	5

The assets held under these leases are accounted for as follows:

	Acquisition costs £ million	Accumulated depreciation £ million	Net Book Value £ million
At December 31, 2002
Cable and ducting	45	(5)	40
At December 31, 2001
Cable and ducting	45	(3)	42

Depreciation charged on these assets was £2 million and £2 million for the years ended December 31, 2002 and 2001 respectively.

Contingent liabilities

The Group has provided performance bonds in respect of its national license and to local authorities up to a maximum amount of £6 million (2001: £7 million).

The Group is a party to various other legal proceedings in the ordinary course of business which it does not believe will result, in aggregate, in a material adverse effect on its financial condition or results of operations.

21    RELATED PARTY TRANSACTIONS

Identity of relevant related parties

Liberty Media, Inc (“Liberty”) and Microsoft are related parties of the Group, in that they control or controlled, directly or indirectly, more than 20% of the voting rights of the Company in 2002, 2001 and 2000.

Flextech up to its acquisition on April 19, 2000 was a related party of the Group as Liberty owned more than 20% of the voting rights of Flextech.

UKTV is a related party of the Group, as the Group owns 50% of the voting rights.

TV Travel Group Limited (“TVT”) was a related party of the Group, as the Group owned 37.95% of the voting rights before disposal in 2002.

In 2001 Screenshop Limited (“Screenshop”) became a related party when the Group sold its shareholding in Screenshop to Sit-Up Limited in return for a 39.02% shareholding in Sit-Up Limited.

Nature of transactions

The Group purchases software and consultancy services from Microsoft, on normal commercial terms. Purchases in the year ended December 31, 2002 amounted to £1 million (2001: £2 million). The balance outstanding in respect of these purchases was £nil at December 31, 2002 and 2001.

The Group has billed overheads and costs incurred on their behalf to UKTV, TVT and Screenshop of £11 million, £1 million and £1 million (2001: £8 million, £3 million and £1 million) respectively. The Group has also made a loan to UKTV. Interest charged on this loan was £12 million (2001: £12 million). Amounts due from UKTV, TVT and Screenshop at December 31, 2002 were £208 million, £1 million and £4 million respectively (2001: £218 million, £28 million and £nil respectively).

In the normal course of its business the Group purchases programming from UKTV on normal commercial terms. Purchases in the year ended December 31, 2002 were £13 million (2001: £9 million, 2000: £7 million). The balance due to UKTV at December 31, 2002 was £nil (2001: £2 million).

22    SUBSEQUENT EVENTS

Since the balance sheet date a number of interest payments which became due were not paid. As a result additional financing arrangements became technically in default. At the date of issue of these financial statements, being March 26, 2003, the Senior Convertible Notes 2005, Senior Convertible Notes 2007 and Senior Notes 2010 are technically in default. The total amount of these financing arrangements of £1,005 million has been classified in these financial statements as due after more than one year.

The Group is renegotiating its bank facilities and debt financing arrangements. Further details of the proposed Financial Restructuring are included in note 25.

23    QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	2002
	Total £ million		Fourth quarter* £ million		Third quarter £ million		Second quarter £ million		First quarter £ million
Revenue	1,283		307		323		334		319
Operating loss	(2,440)		(2,349)		(31)		(29)		(31)
Finance expenses, net	(283)		(52)		(70)		(61)		(100)
Net loss	(2,776)		(2,458)		(134)		(59)		(125)
Basic and diluted loss per ordinary share	(97	)p	(86	)p	(5	)p	(2	)p	(4	)p

*	In the fourth quarter the Group recorded a goodwill impairment charge of £1,445 million, wrote down the value of its investments in affiliates by £130 million and recorded a fixed asset impairment charge of £841 million.

	2001
	Total £ million		Fourth quarter* £ million		Third quarter £ million		Second quarter £ million		First quarter £ million
Revenue	1,254		329		312		315		298
Operating loss	(1,121)		(844)		(83)		(87)		(107)
Finance expenses, net	(472)		(131)		(104)		(95)		(142)
Net loss	(1,741)		(1,122)		(192)		(185)		(242)
Basic and diluted loss per ordinary share	(60	)p	(38	)p	(7	)p	(6	)p	(9	)p

*	In the fourth quarter the Group recorded a goodwill impairment charge of £766 million and wrote down the value of its investments in affiliates by £202 million.

Finance expenses include foreign exchange gains and losses on the retranslation or valuation of US Dollar-denominated financial instruments using period end exchange rates and market valuations.

24    SEGMENTAL INFORMATION

The Group applies SFAS 131, Disclosures about Segments of an Enterprise and Related Information. SFAS 131 establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision-making group is the board of directors. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and services in different markets. The Group operates in two main segments: Cable and Content. The Cable segment of our business can be subdivided, for revenue purposes only, between four product ranges: Cable Television, Consumer Telephony, Internet and other, and Business Services. The Internet and other unit comprises internet sales and sales of cable publications. The Content segment provides entertainment content, interactive and transactional services to the UK pay-TV broadcasting market.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. In 2001, the Group changed the structure of its segmental analysis, and certain corresponding information from the previous years has been restated to reflect the change in structure.

The following tables present summarized financial information relating to the reportable segments for each of the three years ended December 31, 2002:

	Note 2 2002 $ million	2002 £ million	2001 £ million	2000 £ million
CABLE
Cable television	541	336	329	279
Consumer telephony	797	495	488	445
Internet and other	101	63	40	16

Total Consumer Division	1,439	894	857	740
Business Services Division	455	283	268	248

Third party revenue	1,894	1,177	1,125	988
Operating costs and expenses	(1,333)	(828)	(822)	(757)
Depreciation[3]	(2,134)	(1,326)	(453)	(392)
Amortization of goodwill[2]	(1,635)	(1,016)	(82)	(86)

Operating loss	(3,208)	(1,993)	(232)	(247)

Share of net loss of affiliates	—	—	(5)	(6)
Additions to property and equipment	737	458	649	587
Investment in affiliates	5	3	2	3
Total assets	5,851	3,635	5,093	5,146

CONTENT
Content division	195	121	143	88
Inter-segmental[1]	(24)	(15)	(14)	(7)

Third party revenue	171	106	129	81
Operating costs and expenses	(183)	(114)	(135)	(101)
Depreciation[3]	(16)	(10)	(16)	(31)
Amortization of goodwill[2]	(691)	(429)	(867)	(61)

Operating loss	(719)	(447)	(889)	(112)

Share of net loss of affiliates and impairment	(190)	(118)	(211)	(9)
Additions to property and equipment	5	3	4	8
Investment in affiliates	600	373	545	781
Total assets	758	471	1,239	2,178

TOTAL
Cable television	541	336	329	279
Consumer telephony	797	495	488	445
Internet and other	101	63	40	16

Total Consumer Division	1,439	894	857	740
Business Services Division	455	283	268	248

Total Cable Division	1,894	1,177	1,125	988
Content division	195	121	143	88
Inter-segmental[1]	(24)	(15)	(14)	(7)

Total revenue	2,065	1,283	1,254	1,069
Operating costs and expenses	(1,516)	(942)	(957)	(858)
Depreciation[3]	(2,150)	(1,336)	(469)	(423)
Amortization of goodwill[2]	(2,326)	(1,445)	(949)	(147)

Operating loss	(3,927)	(2,440)	(1,121)	(359)
Other expense[2]	(586)	(364)	(690)	(402)
Income tax benefit	45	28	70	6

Net loss	(4,468)	(2,776)	(1,741)	(755)

Share of net loss of affiliates and impairment	(190)	(118)	(216)	(15)
Additions to property and equipment	742	461	653	595
Investment in affiliates	605	376	547	784
Total assets	6,609	4,106	6,332	7,324

[1]	Inter-segmental revenues are revenues from sales in our Content Division which are costs in our Cable Division and are eliminated on consolidation.
[2]	In the fourth quarter of 2002, the Group recorded a goodwill impairment charge of £1,445 million and wrote down the value of its investments in affiliates by £130 million. In the fourth quarter of 2001, the Group recorded a goodwill impairment charge of £766 million and wrote down the value of its investments in affiliates by £202 million.
[3]	In the fourth quarter of 2002 the Group recorded a fixed asset impairment charge of £841 million.

25    FINANCIAL RESTRUCTURING

On September 30, 2002, we announced that we had reached a non-binding preliminary agreement relating to a restructuring of our balance sheet (a “Financial Restructuring”) with an ad hoc committee of our bondholders (the “Bondholder Committee”). That agreement provided for the cancellation of all outstanding notes and debentures (“the Notes”), representing approximately £3.5 billion of indebtedness, issued by the Company and Telewest Finance (Jersey) Limited and certain other unsecured foreign exchange hedge contracts (“the Hedge Contracts”) of the Company in exchange for New Ordinary Shares (“New Shares”) representing 97% of the issued share capital of the Company immediately after the Financial Restructuring. Under that agreement, the Company’s current ordinary shareholders would have received the remaining 3% of the Company’s issued ordinary share capital.

We also announced on September 30, 2002 that we were deferring payment of interest under certain of our Notes and the settlement of the Hedge Contracts. Such non-payment continues and has resulted in defaults under the Group’s bank facilities and a number of other financing arrangements. Based on one such default, in respect of non-payment of approximately £10.5 million to a Hedge Contract counter-party, that counter-party has filed a petition for the winding-up of the Company with a UK court. The Company intends to deal with this claim as part of the overall restructuring of its unsecured debt obligations and does not believe that the legal action will delay or significantly impede the Financial Restructuring process. The Company will of course continue to meet its obligations to its suppliers and trade creditors and this legal action is expected to have no impact on customer service.

On January 15, 2003, we announced that we had reached a non-binding agreement with respect to the terms of amended and restated credit facilities with both the steering committee of our senior lenders and the Bondholder Committee. In addition, the terms of these facilities have received credit committee approval, subject to documentation and certain other issues, from all of our senior lenders, save for those banks which are also creditors by virtue of the unsecured Hedge Contracts with which we will deal in the overall Financial Restructuring.

The terms of the amended and restated bank facilities are as follows:

•	the amended facilities total £2,155 million, comprising term loans of £1,840 million, £190 million of committed overdraft and revolving credit facilities and an uncommitted term facility of £125 million;

•	the amended facilities do not amortize; and the majority of the facilities will mature on December 31, 2005 with the balance maturing on June 30, 2006;

•	financial covenants will be re-set to reflect the Company’s new business plan; and

•	the pricing on the facilities will be increased to reflect market sentiment.

These amended facilities will replace the Group’s existing bank facilities, (the “Senior Secured Facility”) and are, as noted above, conditional on various matters, including the satisfactory finalization of arrangements for dealing with foreign exchange creditors and the completion of our balance sheet restructuring. These amended credit facilities will provide the Company with substantial liquidity, which is expected to be sufficient to see the Company through to cash flow positive after completion of the Financial Restructuring.

These financial statements have been prepared on a going concern basis and do not include any adjustments that would arise as a result of the going concern basis of preparation being inappropriate. The board of directors have confidence in the successful conclusion of a restructuring of the Company’s balance sheet (and any required amendments to the Senior Secured Facility) and, together with and on the basis of cash flow information that they have prepared, the directors consider that the Group will continue to operate as a going concern for a period of at least 12 months from the date of issue of these financial statements. Any restructuring will require the approval of our bankers and various stakeholders. Inherently, there can be no certainty in relation to any of these matters.

Exhibit Index

1.1	Memorandum of Association of the Company. (Incorporated by reference to the Company’s Registration Statement on Form 8-B, filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

1.2	Amended and Restated Articles of Association of the Company. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)

2.1	Senior Debenture Indenture, dated as of October 3, 1995, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

2.2	Senior Discount Debenture Indenture, dated as of October 3, 1995, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

2.3	Form of Senior Debenture (included in Exhibit 2.1).

2.4	Form of Senior Discount Debenture (included in Exhibit 2.2).

2.5	Deposit Agreement, dated as of October 3, 1995, between the Company and The Bank of New York, as Book-Entry Depositary. (Incorporated by reference to the Company’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

2.6	Indenture, dated as of November 9, 1998, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

2.7	Form of Senior Note (included in Exhibit 2.6).

2.8	Deposit Agreement between the Company and The Bank of New York, as Book-Entry Depositary, dated as of November 9, 1998. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

2.9	Registration Rights Agreement, dated November 9, 1998, among the Company, Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated and TD Securities (USA) Inc. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

2.10	Indenture, dated as of February 19, 1999, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

2.11	Form of Senior Convertible Note (included in Exhibit 2.10).

2.12	Deposit and Custody Agreement among the Company, Citibank (Channel Islands) Limited, as Book-Entry Depositary, Citibank, N.A., Brussels Branch, as Note Custodian, and The Bank of New York, as Trustee, dated February 19, 1999. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

2.13	Indenture, dated as of April 15, 1999, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company’s Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)

2.14	Form of Senior Discount Note (included in Exhibit 2.13).

2.15	Dollar Deposit Agreement between the Company and The Bank of New York, as Book-Entry Depositary, dated as of April 15, 1999. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 13, 2000 (Registration No. 333-11630).)

2.16	Sterling Deposit Agreement among the Company, The Bank of New York Trust Company (Cayman) Ltd., as Book-Entry Depositary, and The Bank of New York, as Note Custodian, dated as of April 15, 1999. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 13, 2000 (Registration No. 333-11630).)

2.17	Registration Rights Agreement, dated April 15, 1999, among the Company, Donaldson, Lufkin & Jenrette International, CIBC Wood Gundy plc, Chase Manhattan International Limited and Salomon Brothers International Limited. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 13, 2000 (Registration No. 333-11630).)

2.18	Loan Agreement by and among Telewest Communications Networks Limited and certain of the Company’s subsidiaries and associated partnerships, as borrower, The Bank of New York, CIBC World Markets plc, Chase Manhattan plc and Toronto-Dominion Bank Europe, Limited, as lead arrangers, the banks and financial institutions listed therein and CIBC Markets World Markets plc as agent and security trustee, dated as of May 17, 1999. (Incorporated by reference to the Company’s Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)

2.19	Indenture, dated January 25, 2000, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

2.20	Form of Senior Discount Note (included in Exhibit 2.19).

2.21	Form of Senior Note (included in Exhibit 2.19).

2.22	Dollar Deposit Agreement, dated as of January 25, 2000, among the Company, The Bank of New York, as book-entry depositary, The Bank of New York, as trustee, and the holders and beneficial owners of certificateless depositary interests. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on September 1, 2000 (Registration No. 333-12462).)

2.23	Sterling Deposit Agreement, dated as of January 25, 2000, among the Company, The Bank of New York Trust Company (Cayman) Limited, as book-entry depositary, The Bank of New York, as note custodian, The Bank of New York, as Trustee, and the holders and beneficial owners of certificated depositary interests. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on September 1, 2000 (Registration No. 333-12462).)

2.24	Registration Rights Agreement, dated January 25, 2000, among the Company, Donaldson, Lufkin & Jenrette International, Bank of America International Limited, Deutsche Bank AG London and Salomon Brothers International Limited. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on September 1, 2000 (Registration No. 333-12462).)

2.25	Indenture, dated July 7, 2000, among the Company, Telewest Finance (Jersey) Limited and The Bank of New York, as Trustee. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

2.26	Form of Senior Convertible Note (included in Exhibit 2.25).

2.27	Loan Agreement, dated March 16, 2001, for Credit Facilities of £2,000,000,000 together with an Institutional Facility of up to £250,000,000, among Telewest Communications Networks Limited and the parties named therein. (Incorporated by reference to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on May 24, 2002.)

Note: No long-term debt instrument issued by the Company (other than as set forth above) exceeds 10% of the consolidated total assets of the Company and its subsidiaries. In accordance with paragraph (b)4(iii) of Item 601 of

Regulation S-K, the Company will furnish to the SEC upon request copies of long-term instruments and related agreements.

2.28	Letter Amendment, dated January 2, 2002, from CIBC World Markets to Telewest Communications Networks Limited amending the Loan Agreement referred to in Exhibit 2.27. (Incorporated by reference to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on May 24, 2002.)

2.29	5.00% Accreting Convertible Note due 2003 in the initial principal amount of £220,000,000 issued on November 1, 2000 to Deutsche Telekom AG. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

2.30	5.00% Accreting Convertible Note due 2003 in the initial principal amount of £30,000,000 issued on January 15, 2001 to Deutsche Telekom AG. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

2.31	5.00% Accreting Convertible Note due 2003 in the initial principal amount of £3,500,000 issued on April 2, 2001 to Deutsche Telekom AG. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.1	Relationship Agreement, dated as of November 22, 1994, by and among Old Telewest, certain subsidiaries of TCI, and certain subsidiaries of MediaOne as superseded by Exhibit 10.55. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.2	Registration Rights Agreement, dated October 3, 1995, among the Company, the TINTA Affiliate, the MediaOne Affiliates, the SBC Affiliates and the Cox Affiliate. (Incorporated by reference to the Company’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

4.3	Tax Deed, dated November 22, 1994, between TCI International Holdings, Inc., U S WEST Holdings and Old Telewest. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.4	Trademark License Agreement, effective as of November 22, 1994, between Old Telewest and U S WEST. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.5	Tradename Agreement, effective as of November 22, 1994, between Old Telewest, TCI and TCI/U S WEST Cable Communications Group (“TUCCI”). (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.6	Tax Deed, dated October 3, 1995, among the Company, the SBC Affiliates and the Cox Affiliate. (Incorporated by reference to the Company’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

4.7	Agreement, dated December 4, 1987, between United Cable Television Corporation on behalf of itself and United Artists Communications, Inc. and Trans-Global (UK) Limited. (Incorporated by reference to Old Telewest’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 29, 1994, as amended (Registration No. 33-78398).)

4.8	Agreement to License and Provide Consulting Services, effective as of November 22, 1994, between Old Telewest and TCI. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.9	Form of BT Interconnect Agreement, a copy of which was executed by BT and various of the Company’s affiliated entities. (Incorporated by reference to the Company’s 1997 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1997.)

4.10	Interconnection Agreement, dated July 15, 1994, between Mercury Communications Limited (“Mercury”) and United Artists Communications (Scotland) Limited. (Incorporated by reference to Old Telewest’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 29, 1994, as amended (Registration No. 33-78398).) (2)

4.11	Mercury Marketing and Operations Agreement, dated August 10, 1993, between Telewest CGL and Mercury. (Incorporated by reference to Old Telewest’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 29, 1994, as amended (Registration No. 33-78398).) (2)

4.12	Letter Agreement, dated August 23, 1995, between SBCC and Mercury. (Incorporated by reference to the Company’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.) (3)

4.13	General Purchasing Agreement, dated March 1, 1993, among Telewest CGL, various entities related to Telewest CGL, and Northern Telecom Europe Limited (the “General Purchasing Agreement”). (Incorporated by reference to Amendment No. 1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Securities and Exchange Commission on June 19, 1998.) (2)

4.14	Purchase Agreement, dated August 27, 1993, between Southwestern Bell International Holdings and GPT Limited. (Incorporated by reference to the Company’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.15	The Old Telewest Restricted Share Scheme. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.16	The Telewest 1995 Restricted Share Scheme. (Incorporated by reference to the Company’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.17	The Old Telewest Sharesave Scheme. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.18	The Telewest 1995 Sharesave Scheme. (Incorporated by reference to the Company’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.19	The Old Telewest Executive Share Option Scheme No. 1. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.20	The Telewest 1995 Executive Share Option Scheme No. 1. (Incorporated by reference to the Company’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.21	The Old Telewest Executive Share Option Scheme No. 2. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.22	The Telewest 1995 Executive Share Option Scheme No. 2. (Incorporated by reference to the Company’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.23	The Old Telewest Share Participation Scheme. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.24	The Telewest 1995 Share Participation Scheme. (Incorporated by reference to the Company’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.25	Amended and Restated Deposit Agreement, dated as of November 30, 1994 (as amended as of October 2, 1995), among the Company, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued thereunder. (Incorporated by reference to the Company’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

4.26	Form of American Depositary Receipt (included in Exhibit 4.25).

4.27	Amendments number 1 through 9 to the General Purchasing Agreement referred to in Exhibit 4.13. (Incorporated by reference to Amendment No. 1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Securities and Exchange Commission on June 19, 1998.) (3)

4.28	Employment Agreement, dated August 7, 1997, between Charles Burdick and Telewest CGL (Incorporated by reference to Telewest’s Annual Report on Form 10-K for the period ended December 31, 1997 filed with the Securities and Exchange Commission on March 31, 1998.)

4.29	Amended and Restated Relationship Agreement, dated as of June 26, 1998, by and among the Company, the MediaOne Affiliates, TINTA, the TINTA Affiliate, Cox, the Cox Affiliate, SBC International, Inc. and the SBC Affiliate. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

4.30	Form of Amendment No. 1 to the Registration Rights Agreement by and among the Company, the Liberty Media Affiliate, the MediaOne Affiliates, the SBC Affiliate, Southwestern Bell International Holdings (UK-2) Corporation, the Cox Affiliate, GUHL and Vivendi. (Incorporated by reference to the Company’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on June 29, 1998 (Registration No. 33-50201).)

4.31	Employment Agreement, dated September 21, 1998, between Anthony Illsley (former chief executive officer of the Company) and the Company, as amended on January 17, 2000. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)

4.32	Amended and Restated Relationship Agreement, dated as of May 21, 1999, by and among the Company, the MediaOne Affiliates, Liberty Media International and the Liberty Media International Affiliate. (Incorporated by reference to the Company’s 1998 Annual Report on Form 20-F as filed with the Securities and Exchange Commission on June 30, 1999.)

4.33	Form of draft Amended and Restated Relationship Agreement, by and among the Company, Microsoft, the MediaOne Affiliates and the Liberty Media Affiliate. (Incorporated by reference to the Company’s Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)

4.34	Form of Amendment No. 2 to the Registration Rights Agreement, by and among the Company,

Microsoft, The MediaOne Affiliates and the Liberty Media Affiliate. (Incorporated by reference to the Company’s Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)

4.35	Agreement Relating to the Merger of Flextech and the Company, dated December 16, 1999, between the Company and Flextech. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)

4.36	Employment Agreement, dated December 1, 1999, between Anthony W.P. Stenham and the Company. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)

4.37	Form of Service Agreement between Mark Luiz and Flextech plc, as amended. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.38	Form of Service Agreement between Adam Singer and Flextech plc. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.39	Employment Agreement, dated October 21, 1998, between Stephen Cook and the Company. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.40	Form of the Telewest 2000 All Employee Share Scheme. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.41	Amendment Agreement Relating to the Revised New Relationship Agreement, dated as of May 18, 2001, between Microsoft, Liberty Media International, Inc., Liberty UK Holdings, Inc., Liberty UK, Inc. and the Company (Incorporated by reference to Amendment No. 3 to Statement on Schedule 13-D of Liberty Media filed with the Securities and Exchange Commission on November 23, 2001.)

4.42	Appointment as Non-Executive Chairman of the Board of Directors of the Company, effective from December 1, 1999, as amended, between Anthony W.P. Stenham and the Company. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.43	Telewest Long Term Incentive Plan. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.44	Telewest Equity Participation Plan. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.45	Amendment to Service Agreement, dated October 14, 1998, between Charles Burdick and the Company. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

7	Computation of deficiency of earnings to fixed charges. (1)

8	List of Subsidiaries of the Company. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

12.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, signed by Charles Burdick, Managing Director. (1)

12.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, signed by Mark Luiz, Group Finance Director. (1)

(1)	Filed herewith.
(2)	Portions of this agreement have been accorded confidential treatment by the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.
(3)	Portions of this agreement have been accorded confidential treatment by the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.