Form 20-F/A
period 2002-12-31
TELEWEST COMMUNICATIONS PLC /NEW/
filed 2004-03-24
CIK 949606

As filed with the Securities and Exchange Commission on March 24, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F / A

(Amendment No. 1)

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

2,873,506,513 Ordinary Shares of 10 pence each

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

i

EXPLANATORY NOTE

This Annual Report on Form 20-F/A (“Form 20-F/A”) is being filed as Amendment No. 1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (“Form 20-F”). We are filing this Amendment No. 1 to our Annual Report on Form 20-F to amend “Item 3. Key Information,” “Item 5. Operating and Financial Review and Prospects,” “Item 13. Defaults, Dividend Arrearages and Delinquencies,” “Item 15. Controls and Procedures” and “Item 18. Financial Statements” contained in our Form 20-F originally filed with the Securities and Exchange Commission on June 30, 2003.

This Form 20-F/A is being filed for the purpose of providing additional details to Telewest’s disclosures in the original Form 20-F in conjunction with the Registration Statement on Form S-4 of Telewest Global, Inc., which was initially filed on November 26, 2003. This Form 20-F/A contains a re-classification of certain long term debt in Telewest’s US GAAP 2002 financial statements, contains changes to Item 13 (Defaults, Dividend Arrearages and Delinquencies) to reflect such re-classification and contains corresponding changes to Item 3 (Key Information), Item 5 (Operating and Financial Review and Prospects) and Item 15 (Controls and Procedures).

Subsequent to the filing of the original Form 20-F, Telewest entered into a term sheet setting out an agreement among Telewest, Telewest Finance (Jersey) Limited (“Telewest Jersey”), an ad hoc committee of persons holding bonds of Telewest and Telewest Jersey, W.R. Huff Asset Management Co. L.L.C., Liberty Media Corporation and IDT Corporation. Telewest has been informed that the parties to the term sheet hold, or have the right to vote, in aggregate, more than 48% of Telewest’s outstanding share capital and over 60% in principal amount of the aggregate outstanding notes and debentures of Telewest and Telewest Jersey. The term sheet contemplates a restructuring of the balance sheet of Telewest (the “Financial Restructuring”). The Financial Restructuring consists of, inter alia, the cancellation of all of the outstanding notes and debentures of Telewest and Telewest Jersey in return for the distribution of 98.5% of the common stock of Telewest Global, Inc. (“New Telewest”), a newly-formed Delaware corporation that is currently a wholly-owned subsidiary of Telewest. The remaining 1.5% of the common stock of New Telewest will be distributed to the shareholders of Telewest at the time of completion of the Financial Restructuring. In connection with the Financial Restructuring, New Telewest will enter into an amended senior secured credit facility that contemplates total committed credit facilities of term loans of £1,840 million, a committed revolving credit facility of £140 million, a committed overdraft facility of £50 million and an uncommitted term loan facility of £125 million. Further details of the proposed amended senior secured credit facility are included in Item 5 (Operating and Financial Review and Prospectus) under the heading “Liquidity and Capital Resources”. This brief summary of the Financial Restructuring is not intended to be a complete description of the Financial Restructuring, which will be described in more detail in a shareholders’ circular and prospectus to be mailed to the holders of Telewest shares and Telewest American Depositary Shares if the Financial Restructuring proceeds. The shareholders’ circular and prospectus is included in New Telewest’s Registration Statement on Form S-4.

This Form 20-F/A consists of (i) a cover page, (ii) this explanatory note, (iii) the information required by Item 3 (Key Information), Item 5 (Operating and Financial Review and Prospects), Item 13 (Defaults, Dividend Arrearages and Delinquencies), Item 15 (Controls and Procedures) and Item 18 (Financial Statements), (iv) a signature page and (v) the principal executive officer and principal financial officer certifications required to be included herein.

This Form 20-F/A does not reflect events occurring after the filing of the original Form 20-F, and does not modify or update the disclosures therein in any way other than as required to reflect the amendments described above. Other than the items described above, no part of the Form 20-F filed on June 30, 2003 is being amended hereby, and this Form 20-F/A should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to June 30, 2003.

PART I

ITEM 3.	KEY INFORMATION

BASIS OF PRESENTATION OF INFORMATION

The Telewest Group

References in this Annual Report to “Telewest” and the “Company” are to Telewest Communications plc. References to “New Telewest” are to Telewest Global, Inc., currently a wholly-owned subsidiary of Telewest and contemplated to be the parent corporation of Telewest if the Financial Restructuring is completed.

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

The economic environment in which we operate is the UK and hence our reporting currency is pounds sterling. On March 23, 2004 the Noon Buying Rate of the Federal Reserve Bank of New York was £1 =$1.8502.

Sources of Information

All information concerning the number of homes “passed” (homes for which Telewest has completed network construction) or homes “passed and marketed” is based on physical counts made by Telewest during its network construction or marketing phases. In the case of homes for which the network construction or marketing was completed by another operator, the information on the number of homes “passed” or “passed and marketed” is based on the records of the relevant operator. All information concerning the franchise areas covered by General Cable PLC, Birmingham Cable Corporation Limited, Cable London PLC and Eurobell (Holdings) PLC before their respective acquisitions by Telewest has been provided by, or derived from data provided by, General Cable, Birmingham Cable, Cable London and Eurobell, as the case may be. All information in this Annual Report concerning Flextech’s share of basic television viewing is based on data measured by Broadcasters’ Audience Research Board Limited. All other statistics in this Annual Report relating to Telewest’s content segment are based on information compiled by independent agencies or by Flextech’s or Telewest’s management.

Industry Terms

References in this Annual Report to homes ‘‘passed’’ are to homes in respect of which we have completed network construction.

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

Some of the statements in this Annual Report constitute “forward-looking statements.” These statements relate to future events or Telewest’s future financial performance, including, but not limited to, strategic plans, potential growth (including penetration of developed markets and opportunities in emerging markets), product introductions and innovation, meeting customer expectations, planned operational changes (including product improvements), expected capital expenditures, future cash sources and requirements, liquidity, customer service improvements, cost savings and other benefits of acquisitions or joint ventures—potential and/or completed—that involve known and unknown risks, uncertainties and other factors that may cause Telewest’s or its business actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by any forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of those terms or other comparable terminology.

There are a number of important factors that could cause Telewest’s actual results and future development to differ materially from those expressed or implied by those forward-looking statements, including, but not limited to:

•	Telewest’s ability to successfully conclude the restructuring of its balance sheet;

•	the extent to which Telewest is able to compete with other providers of broadband internet services, including British Telecommunications plc;

•	the extent to which consumers regard cable telephony as an attractive alternative to telephony services provided by, for example, British Telecommunications plc;

•	the extent to which Telewest is able to successfully compete with mobile network operators;

•	the extent to which Telewest is able to retain its current customers and attract new customers;

•	the extent to which Telewest is able to migrate customers to additional products or services or to high-margin products or services;

•	the extent to which regulatory and competitive pressures in the UK telephony market continue to reduce prices;

•	Telewest’s ability to develop and introduce attractive interactive and high-speed data services in a rapidly changing and highly competitive business environment;

•	Telewest’s ability to penetrate markets and respond to changes or increases in competition;

•	Telewest’s ability to compete against digital television service providers, including British Sky Broadcasting Group plc and Freeview, by increasing its digital customer base;

•	Telewest’s ability to compete with other internet service providers;

•	Telewest’s ability to have an impact on, or respond to, new or changed government regulations;

•	Telewest’s ability to improve operating efficiencies, including through cost reductions;

•	Telewest’s ability to maintain and upgrade Telewest’s network in a cost-efficient and timely manner;

•	adverse changes in the price or availability of telephony interconnection or cable television programming; and

•	disruption in supply of programming, services and equipment.

Unless otherwise required by applicable securities laws, Telewest disclaims any intention or obligation to publicly update or revise any of the forward-looking statements after the date of this Annual Report to conform them to actual results, whether as a result of new information, future events or otherwise. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the caption “Risk Factors” in this Annual Report which describe risks and factors that could cause results to differ materially from those projected in those forward-looking statements.

These risk factors may not be exhaustive. Other sections of this Annual Report may describe additional factors that could adversely impact Telewest’s business and financial performance. Telewest operates in a continually changing business environment, and new risk factors may emerge from time to time. Management cannot anticipate all of these new risk factors, nor can they definitively assess the impact, if any, of new risk factors on Telewest or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

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

You should read our selected financial data in conjunction with the information contained in “Item 5— Operating and Financial Review and Prospects” and the consolidated financial statements of the Telewest Group and the related notes thereto included elsewhere in this Annual Report.

Subsequent to the issuance of its consolidated financial statements as of and for the year ended December 31, 2002, Telewest determined the need to adjust the classification of debt previously reflected as long term in the consolidated balance sheet (£1.8 billion at December 31, 2002), to write off associated deferred financing costs (£11 million at December 31, 2002) and to account for default interest in respect of unpaid interest on defaulted notes and debentures (£2 million at December 31, 2002). As a result of the adjustments, the information presented in the following table differs from that previously presented in Telewest’s filings with the US Securities and Exchange Commission. See Note 3 to Telewest’s consolidated financial statements on page F-7 of this Annual Report.

After completion of the Financial Restructuring, the financial statements of New Telewest will reflect the application of “fresh start” accounting as described in Statement of Position “Financial Reporting Entities in Reorganization under the Bankruptcy Code,” or SOP 90-7, issued by the American Institute of Certified Public Accountants. The adoption of “fresh start” accounting will result in the determination of the reorganization value of New Telewest and the allocation to assets in conformity with the procedures specified by Financial Accounting Standards Board, or FASB, Statement No. 141 and each liability will be stated at present value of the amount to be repaid. “Fresh start” accounting is expected to change the value of New Telewest’s tangible and intangible assets with an associated change in its future depreciation and amortization expense as compared to Telewest’s financial statements included elsewhere in this Annual Report.

	Year Ended December 31,
	1998(1)	1999(2)	2000(3)	2001	2002 Restated
	(in millions, except per share data)
Statement of Operations Data:
Revenue
Cable television	£202	£258	£279	£329	£336
Consumer telephony	233	334	445	488	495
Internet and Other(4)	20	17	16	40	63

Total Consumer Sales Division	455	609	740	857	894
Business Sales Division	84	177	248	268	283

Total Cable Segment	539	786	988	1,125	1,177
Content Segment	—	—	81	129	106

Total Revenue	£539	£786	£1,069	£1,254	£1,283

Operating Costs and Expenses
Cable programming expenses	(103)	(132)	(132)	(142)	(128)
Cable telephony expenses	(82)	(158)	(235)	(235)	(218)
Content Segment expenses	0	0	(46)	(83)	(70)
Depreciation	(224)	(305)	(423)	(469)	(495)
Impairment of fixed assets(5)	—	—	—	—	(841)

Cost of sales	(409)	(595)	(836)	(929)	(1,752)
Selling, general and administrative expenses	(208)	(307)	(445)	(497)	(526)
Amortization of goodwill	(36)	(62)	(147)	(183)	—
Impairment of goodwill(5)	—	—	—	(766)	(1,445)

	£(653)	£(964)	£(1,428)	£(2,375)	£(3,723)

Operating Loss	£(114)	£(178)	£(359)	£(1,121)	£(2,440)
Other income/(expense)
Interest income	15	7	15	15	19
Interest expense (including amortization of debt discount)(6)	(206)	(313)	(385)	(487)	(528)
Foreign exchange (losses)/gains, net	(12)	(49)	(15)	—	213
Share of net losses of affiliates and impairment(5)	(19)	(6)	(15)	(216)	(118)
Minority interest in losses/(profits) of consolidated subsidiaries, net	1	(1)	1	1	1
Other, net	2	(1)	(3)	(3)	36
Tax benefit	—	—	6	70	28

Net loss(6)	£(333)	£(541)	£(755)	£(1,741)	£(2,789)

Basic and diluted loss per ordinary share	(23p )	(25p )	(28p )	(60p )	(97p )
Weighted average number of ordinary shares outstanding	1,422	2,197	2,705	2,880	2,873
Other Financial Data:
Cash provided by/(used in) operating activities	£9	£34	£(4)	£13	£103
Cash used in investing activities	(634)	(859)	(556)	(561)	(365)
Cash provided by financing activities	636	849	555	502	638
Capital expenditure(7)	251	463	525	546	447
Ratio of earnings to fixed charges(8)	—	—	—	—	—
Balance Sheet Data (at period end):
Property and equipment, net	£2,457	£2,818	£3,289	£3,473	£2,598
Total assets	3,978	4,568	7,324	6,332	4,095
Investments	27	4	784	547	376
Total debt and capital leases	2,626	3,268	4,499	5,135	5,654
Shareholders’ equity/(deficit)	1,041	953	2,145	451	(2,386)

(1)	Includes results of operations of General Cable PLC and Birmingham Cable Corporation Limited from September 1, 1998 (the date we acquired General Cable PLC and its interest in Birmingham Cable).
(2)	Includes results of operations of Cable London PLC from November 23, 1999 (the date we acquired the 50% of Cable London we did not already own).
(3)	Includes results of operations of Flextech from April 19, 2000 (the date we acquired Flextech) and the results of Eurobell (Holdings PLC) from November 1, 2000 (the date we acquired Eurobell).
(4)	Other consists primarily of the sale of cable publications (and, in 1998, management services provided to other cable operators).
(5)	In the fourth quarter of 2001, we recorded a goodwill impairment charge of £766 million and wrote down the value of our investments in affiliates by £202 million. In the fourth quarter of 2002 we recorded a fixed asset impairment charge of £841 million, a goodwill impairment charge of £1,445 million and wrote down the value of our investments in affiliates by £130 million.
(6)	In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements 4, 44 and 64, Amendment of FASB 13, and Technical Corrections.” SFAS 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. The Group has adopted this standard from January 1, 2002 and reclassified £15 million and £20 million from extraordinary items to interest expense for the years ended December 31, 2001 and 1999, respectively. No material adjustments have been required in 1998, 2000 or 2002.
(7)	Represents cash paid for property and equipment, net of cash received upon dispositions of property and equipment, of £6 million, £5 million, £2 million, £2 million and £1 million, respectively, for the years presented.
(8)	For the purpose of these computations, earnings consist of net loss plus taxes and fixed charges. Fixed charges consist of interest on indebtedness (including amortization of debt issuance costs) plus that portion of lease rental expense representative of the interest factor (deemed to be one-third of lease rental expense). The deficiency of earnings to fixed charges for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 was £314 million, £535 million, £746 million, £1,595 million and £2,699 million, respectively.

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

Year Ended December 31,	Period End (1)	Average Rate (2)	High	Low
1998	1.66	1.66	1.72	1.62
1999	1.61	1.61	1.67	1.55
2000	1.50	1.51	1.65	1.40
2001	1.45	1.44	1.50	1.37
2002	1.61	1.51	1.61	1.41
2003	1.78	1.65	1.78	1.55
2004 (through March 23, 2004)	1.85	1.84	1.90	1.79
(1) Represents the Noon Buying Rate on the last business day of the applicable period. (2) The average of the Noon Buying Rates on the last business day of each month during the relevant period.

The following table sets forth the high and low exchange rates during the previous 14 months.

Month Ended	High	Low
January 2003	1.65	1.60
February 2003	1.65	1.57
March 2003	1.61	1.56
April 2003	1.60	1.55
May 2003	1.65	1.59
June 2003	1.68	1.63
July 2003	1.67	1.59
August 2003	1.62	1.57
September 2003	1.66	1.57
October 2003	1.70	1.66
November 2003	1.72	1.67
December 2003	1.78	1.72
January 2004	1.85	1.79
February 2004	1.90	1.82
March 2004 (through March 23, 2004)	1.87	1.79

The Noon Buying Rate on March 23, 2004 was £1.00 = $1.8502.

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

RISK FACTORS

After completion of the Financial Restructuring, New Telewest will continue to be subject to significant risks.

Telewest has historically been unable to fund its operations through operating cash flow, and New Telewest may not be able to fund its operations through operating cash flow in the future.

Telewest has historically not been able to fund its operating expenses, capital expenditures and debt payment obligations through operating cash flow and has therefore incurred substantial indebtedness. After the Financial Restructuring, New Telewest will continue to be required to devote a significant portion of its cash flow from operations to senior debt obligations under the proposed amended senior secured credit facility and to capital expenditures, thereby reducing funds available for other purposes. Further details of the proposed amended senior secured credit facility are included in Item 5 (Operating and Financial Review and Prospects) under the heading “Liquidity and Capital Resources”. Although interest payments will be significantly reduced after the cancellation of Telewest’s outstanding notes and debentures, it is possible that New Telewest may continue to incur losses and may not achieve or sustain sufficient cash flow in the future for the payment of interest, the meeting of capital expenditure needs and/or other purposes. If New Telewest’s operating cash flow is not sufficient to meet its operating expenses, capital expenditures and debt payment obligations, it may be forced to raise cash or reduce expenses by doing one or more of the following:

•	increasing, to the extent permitted, the amount of borrowings under the proposed amended senior secured credit facility;

•	restructuring or refinancing its indebtedness prior to original maturity;

•	delaying or reducing capital expenditures necessary to maintain its network and respond to technological developments and increased competition;

•	selling or disposing of some of its assets, possibly on unfavorable terms;

•	revising or delaying the implementation of its strategic plans; or

•	foregoing business opportunities, including acquisitions and joint ventures.

New Telewest could also be forced to seek additional equity capital, which could dilute the interests of the holders of its common stock.

Telewest cannot be sure that any of the above actions would be sufficient to fund New Telewest’s operations.

New Telewest’s obligations to service its substantial indebtedness will significantly reduce available cash flow, impact its ability to obtain additional financing and limit its flexibility in reacting to competitive and technological changes.

After giving effect to the Financial Restructuring, New Telewest and its subsidiaries will have substantial indebtedness and may incur additional indebtedness in the future. On a pro forma consolidated basis, New Telewest and its subsidiaries would have had approximately £2.06 billion of indebtedness, including approximately £1.84 billion under the proposed amended senior secured credit facility, outstanding as of December 31, 2002. New Telewest’s substantial consolidated level of indebtedness, and associated interest payment obligations, will:

•	limit cash flow available for general corporate purposes, including any acquisitions;

•	limit its ability to obtain necessary financing for working capital, capital expenditure or business opportunities and to implement its business strategies;

•	limit its flexibility in reacting to competitive, technological and other changes;

•	expose it to a risk that a decrease in net cash flows due to economic developments or adverse developments in its business could make it difficult or impossible to meet senior debt payment obligations; and

•	expose it to risks inherent in interest rate fluctuations.

New Telewest’s operations and financing activities will be restricted by covenants in the proposed amended senior secured credit facility.

The proposed amended senior secured credit facility to be entered into by Telewest’s subsidiary, Telewest Communications Networks Limited, or TCN, will contain a number of significant restrictions and covenants that will limit New Telewest’s, TCN’s and their subsidiaries’ ability to:

•	acquire businesses or assets;

•	engage in mergers, consolidations and asset dispositions;

•	make capital expenditures and investments;

•	enter into debt and preferred equity financings;

•	pay dividends or redeem or repurchase capital stock;

•	amend debt and other material agreements; and

•	sell equity of, or receive distributions from, subsidiaries.

TCN will also be required to comply with specified financial ratios and performance covenants. There will also be significant restrictions on New Telewest’s and Telewest UK’s ability to engage in activities other than acting as holding companies. These restrictions could affect New Telewest’s ability to operate its business and may limit its ability to take advantage of potential business opportunities as they arise.

In the future, New Telewest may enter into other debt financing arrangements that impose similar or additional restrictions.

If New Telewest is unable to comply with the financial and performance covenants in the proposed amended senior secured credit facility, the lenders under that agreement, referred to as the Senior Lenders, could impose additional restrictions on New Telewest or accelerate repayment of all amounts due under that facility.

New Telewest’s ability to comply with the financial and performance covenants in the proposed amended senior secured credit facility or any alternative financing will depend on a number of factors, including its operating performance, the level of interest rates, its subsidiaries’ ability to use Telewest’s net operating losses for tax purposes and cash flow, as well as other factors that it may have failed to anticipate or that are beyond its control.

If New Telewest, TCN and the other New Telewest subsidiaries that are a party thereto do not comply with these or other covenants and restrictions contained in the proposed amended senior secured credit facility, and other agreements governing their existing or future indebtedness, they would be in default under those agreements. As a result of a default, the Senior Lenders could cause all of the outstanding indebtedness under the proposed amended senior secured credit facility to become due and payable, require New Telewest to apply all of its cash to repay the indebtedness or prevent New Telewest from making debt service payments on any other indebtedness it owes. If its indebtedness is accelerated, New Telewest may not be able to repay its debt or borrow sufficient funds to refinance that debt. In addition, any default under the proposed amended senior secured credit facility, or agreements governing its other existing or future indebtedness, is likely to lead to an acceleration of indebtedness under any other debt instruments that contain cross-acceleration or cross-default provisions. If the indebtedness under the proposed amended senior secured credit facility is accelerated, New Telewest is unlikely to have sufficient assets to repay that debt, or other indebtedness then outstanding.

New Telewest may not be able to refinance the proposed amended senior secured credit facility at its final maturity.

The proposed amended senior secured credit facility will consist of total committed credit facilities of approximately £2.03 billion, most of which will mature on December 31, 2005. Telewest does not expect New Telewest to be able to generate sufficient free cash flow to be able to repay that debt on December 31, 2005 and will therefore need to refinance a substantial portion of the proposed amended senior secured credit facility before that date. If New Telewest is unable to refinance the proposed amended senior secured credit facility, the Senior Lenders would be entitled to accelerate all outstanding indebtedness under the proposed amended senior secured credit facility and could also seek to enforce their security interest over substantially all of New Telewest’s assets.

Telewest is currently in default on various operating contracts and may take steps in connection with the Financial Restructuring that will result in additional defaults or breaches.

Telewest’s failure to pay interest on its outstanding notes and debentures has resulted in defaults or breaches under some of its operating contracts. Steps taken in connection with the Financial Restructuring also have resulted, and may result in the future, in additional defaults or breaches. Material contracts currently in default or breach and likely to be the subject of future defaults or breaches include:

•	Telewest’s interconnection agreements with British Telecommunications plc, which govern the terms of the interconnection of its network with British Telecommunications’ network;

•	certain of Telewest’s master leasing agreements and finance leases, which provide it with financing to purchase equipment necessary to operate its business; and

•	certain of Telewest’s real estate leases relating to its corporate headquarters, call centers and technical facilities.

These defaults or breaches may give the counterparty the right to terminate the relevant operating contract. If material operating contracts are terminated, or renegotiated on less favorable terms, New Telewest could lose assets or commercial contracts important to its business. Any such event could result in disruption of operations, increased costs, loss of subscribers or revenues, and other adverse consequences to New Telewest’s business, the impact of which cannot be predicted or quantified. The most important unquantifiable consequence would be the loss of key operational contracts and relationships.

Adverse publicity relating to the Financial Restructuring and the financial condition of New Telewest and other participants in the markets in which it operates may adversely affect New Telewest’s customer and supplier relationships and market perception of its business.

Adverse publicity relating to the Financial Restructuring and the financial condition of New Telewest, other cable and pay-television operators, and alternative telecommunications carriers may materially adversely affect New Telewest’s business by making it difficult to convince customers to continue with, or to subscribe to, New Telewest’s services and making suppliers demand quicker payment terms or not extend normal trade credit, all of which could further materially adversely affect New Telewest’s working capital position. In addition, suppliers may choose not to continue to supply New Telewest with products and services and New Telewest may find it difficult to obtain new or alternative suppliers. Ongoing negative publicity may also have a long-term negative effect on the Telewest brand name, which could make it more difficult for New Telewest to market products and services in the future.

New Telewest and Telewest UK will be holding companies and will depend upon cash from their subsidiaries to meet their obligations.

After the Financial Restructuring, New Telewest will be a holding company with no independent operations or significant assets other than its investments in and advances to subsidiaries. In order to meet its obligations, New Telewest will rely on receiving sufficient cash from its subsidiaries. New Telewest’s subsidiaries will be restricted by the covenants in the proposed amended senior secured credit facility from paying dividends, repaying loans and making other distributions to New Telewest and Telewest UK. In particular, the proposed amended senior secured credit facility would generally restrict the funds available to New Telewest from TCN to £5 million a year and would limit the use of such funds. Future debt instruments may contain similar restrictions that may prevent New Telewest from meeting its obligations.

Moreover, Telewest UK expects to indemnify Telewest and Telewest Jersey for any of their obligations not compromised pursuant to the Telewest and Telewest Jersey schemes, except certain expenses of Telewest’s shareholders and noteholders arising as a result of the Financial Restructuring, and will rely on funds provided by its subsidiaries in meeting its obligations under that indemnity. Covenants in the proposed amended senior secured credit facility will severely restrict the funds available to Telewest UK to meet the indemnity obligation.

The directors of New Telewest may change Telewest’s current long-range plan.

Telewest expects that when the Financial Restructuring is completed, New Telewest’s board of directors will include only one director who is currently on Telewest’s board of directors. All of the remaining New Telewest directors will have been designated by certain of the existing principal holders of Telewest’s notes and debentures. In addition, it is contemplated that New Telewest will work together with certain of those noteholders to develop an operating business plan based on Telewest’s current long-range plan through the fiscal year 2005. As a result, it is likely that New Telewest will make changes (which could be material) to the business, operations and current long-range plan of Telewest. It is impossible to predict what these changes will be and the impact they will have on New Telewest’s future results of operations and its share price.

New Telewest may be subject to taxation in multiple jurisdictions.

If New Telewest is deemed to have its place of central management and control in the United Kingdom, it will be subject to taxation in both the United States and the United Kingdom. If that is the case, New Telewest’s effective tax rate and aggregate tax liability will be affected by a number of factors, including differences in tax rates in the United States and the United Kingdom, tax treaties between the United States and the United Kingdom, and future changes in the law. As a result, New Telewest may pay income taxes in one jurisdiction for a particular period even though on an overall basis it incurred a net loss for that period or may otherwise have a higher aggregate tax liability.

It may be difficult to compare New Telewest’s future financial statements as a result of “fresh start” accounting.

In connection with the Financial Restructuring, it is expected that New Telewest will adopt “fresh start” accounting in accordance with SOP 90-7 as of the effective date of the Telewest scheme. Under SOP 90-7, New Telewest will establish a new accounting basis, and record its existing assets and liabilities at their respective fair values. As a result, New Telewest’s balance sheet and results of operations after the Financial Restructuring will not be comparable in many material respects to the balance sheet or results of operations reflected in Telewest’s historical financial statements for periods prior to the effective date of the Telewest scheme, included elsewhere in this Annual Report. In addition, the final results of operations of Telewest will probably include a gain on the extinguishment of Telewest’s outstanding notes and debentures. This may make it more difficult to compare New Telewest’s performance with the historical performance of Telewest.

Following the Financial Restructuring, a significant percentage of the outstanding shares of New Telewest common stock may be held by a small number of stockholders, who may have conflicts of interest.

Following the Financial Restructuring, it is anticipated that some Telewest bondholders, including potentially some or all of the bondholders who have designated a member of New Telewest’s initial board of directors, will become significant stockholders of New Telewest. As a result of these relationships, when conflicts arise between the interests of significant stockholders and the interests of New Telewest’s other stockholders, directors designated by the affected significant stockholders may not be disinterested. These stockholders may also have or make significant investments in other telecommunications companies, including NTL, Inc. and BSkyB. This may result in conflicts of interest. Actions these stockholders take relating to these investments may conflict with the interests of New Telewest’s other stockholders. Under Delaware law, transactions that New Telewest enters into in which a director has a conflict of interest are generally permissible as long as the material facts as to the director’s or officer’s relationship to or interest in the transaction are disclosed to New Telewest’s board of directors and a majority of its disinterested directors approves the transaction, or the transaction is otherwise fair to New Telewest.

If the UK merger control regime applied to the Financial Restructuring, it would require substantial management and financial resources and could require divestment by major stockholders.

The UK merger control regime could potentially be triggered by the Financial Restructuring in the event that any one New Telewest stockholder acquires sufficient shares of New Telewest common stock and rights of control to materially influence the commercial policy of New Telewest. If the UK merger control regime were to be triggered by the Financial Restructuring, it could result in an investigation. Any UK merger investigation would require substantial management and financial resources that would otherwise be devoted to New Telewest’s business. If the transaction were found to result in a substantial lessening of competition or, following intervention by the Secretary of State, to be contrary to the public interest, sanctions could result in one or more major stockholders being required to divest all or a portion of their interests in New Telewest which could adversely affect the market for New Telewest common stock.

There is a risk that the Financial Restructuring will not be completed.

The Financial Restructuring is unlikely to be implemented if Liberty Media and IDT Corporation do not vote in favor of the resolution necessary to complete the Financial Restructuring.

IDT and Liberty Media beneficially own over 23% and 25%, respectively, of Telewest’s outstanding share capital. IDT and Liberty Media are expected to enter into voting agreements with Telewest by which they will agree, among other things, to vote in favor of the shareholder resolution required for completion of the Financial Restructuring. The voting agreements currently contemplate that they may be terminated if certain events occur that would cause the Financial Restructuring to fail to be completed. If IDT and Liberty Media do not vote in favor of the shareholder resolution, the Financial Restructuring is unlikely to be implemented as currently contemplated.

Approval of the Financial Restructuring is not assured.

The Financial Restructuring is subject to a number of conditions and uncertainties over which Telewest has limited control. For example, Telewest has received notice from some sterling noteholders of their intention to object in the court hearings for the Telewest scheme to the exchange rate to be used for purposes of allocating New Telewest common stock to scheme creditors. If any one of the conditions to the Financial Restructuring is not met, the Financial Restructuring may not be completed, in which case the Senior Lenders and other creditors of Telewest may accelerate outstanding indebtedness, commence receivership or administration proceedings and exercise other remedies. Under these circumstances, Telewest’s directors may have no option but to take steps to put Telewest into administration or insolvent liquidation.

If the conditions precedent to the effectiveness of New Telewest’s proposed amended senior secured credit facility are not satisfied or waived, the Financial Restructuring will not be completed.

The effectiveness of the Telewest scheme, the settlement of certain swap agreements and the waiver of breaches relating to certain master leasing agreements will be contingent on the conditions in New Telewest’s proposed amended senior secured credit facility being met. In addition, successful entry into the proposed amended senior secured credit facility agreement will require that the conditions set forth in a commitment letter be met and that the Senior Lenders have not exercised their termination rights pursuant to that letter.

If the Financial Restructuring does not occur, Telewest’s directors may have to petition for administration or an insolvent liquidation of Telewest.

Telewest’s directors have been able to permit Telewest to continue to do business in large measure as a direct result of the continued support of its creditors (in general, not calling defaults or accelerating their claims) and the Telewest directors’ belief that the Financial Restructuring is likely to be implemented. However, Telewest’s directors do not believe that its creditors will continue to forebear from declaring defaults if the Financial Restructuring is not implemented or if it is not implemented in a timely manner. Without the support of its creditors, Telewest’s directors will have no option but to take steps to put Telewest into some sort of insolvency procedure in order to protect Telewest’s assets for the benefit of all of Telewest’s creditors. This is likely to consist of either administration or insolvent liquidation. As a result of taking these steps, a large number of Telewest’s commercial contracts would become subject to termination.

Even if Telewest were able to avoid liquidation immediately after a failure to complete the Financial Restructuring, and if it received waivers of all the events of default that had occurred prior to that date, Telewest may still be unable to ultimately avoid liquidation.

If the Financial Restructuring does not occur and Telewest is forced to enter into an insolvency procedure, holders of Telewest’s shares or American Depository Receipts (or ADRs) may receive no value for their shares or ADRs. Insolvency procedures could result in a sale of all or a part of Telewest. Proceeds from that sale are unlikely to be sufficient to repay outstanding indebtedness and other creditors, resulting in no payment to holders of Telewest’s shares or ADRs.

The Senior Lenders under the existing senior secured credit facility may accelerate the existing facility and/or appoint an administrative receiver.

Steps taken by Telewest to effect the Financial Restructuring have resulted in several events of default under the existing senior secured credit facility. As a result, the Senior Lenders are entitled to accelerate repayment of amounts under the existing senior secured credit facility. If the Financial Restructuring is completed, the defaults under Telewest’s existing senior secured credit facility will in effect be waived. If the Financial Restructuring is not completed, however, these defaults are unlikely to be waived and the Senior Lenders could accelerate such indebtedness. Telewest does not have sufficient cash resources to repay the existing senior secured credit facility if it is declared immediately due and payable. The Senior Lenders could also seek to take control of the assets over which they hold security, which represent most of Telewest’s assets, by appointing a receiver for TCN’s shares or an administrative receiver for TCN.

Risks Related to the New Telewest common stock to be issued and distributed in the Financial Restructuring

If the Financial Restructuring is completed, your interest in the business of Telewest will be very significantly diluted or you may not retain any interest at all.

If the shareholder resolution is approved and the other conditions to the Financial Restructuring are met, Telewest shareholders will receive only 1.5% of New Telewest. Telewest shareholders and holders of Telewest ADRs entitled to receive a fraction of a share based on their holding of Telewest shares or ADRs on the last day of trading will receive cash in lieu of fractional share entitlements. As a result, Telewest shareholders and ADR holders will have their interests significantly diluted or may not retain any interest at all. In either case, Telewest shareholders and ADR holders may have no effective voice in the management of New Telewest.

The market value of the shares of New Telewest received by Telewest shareholders in connection with the Financial Restructuring may be less than the current value of the shares of Telewest.

The value of the shares of New Telewest common stock will depend on the public trading price of the shares of New Telewest common stock after the Financial Restructuring. New Telewest will not trade publicly until the Financial Restructuring is completed. As a result, the market value of shares of New Telewest common stock received in the Financial Restructuring will not be known until the Financial Restructuring is completed.

The large number of shares eligible for public sale after the Financial Restructuring could cause New Telewest’s stock price to decline and make it difficult for New Telewest to sell equity securities.

When the Financial Restructuring is completed, the Telewest and Telewest Jersey scheme creditors will own 98.5% of New Telewest’s outstanding common stock. Most of these creditors are not in the business of holding equity on a long-term basis. Some of these stockholders will also have rights, subject to various conditions, to require New Telewest to file one or more registration statements, including the right to have New Telewest file a

“shelf” registration statement covering their shares, or to include their shares in registration statements that New Telewest may file for itself or on behalf of other stockholders. Sales by these stockholders of a substantial number of shares after the Financial Restructuring may significantly reduce the market price of New Telewest’s common stock. Moreover, the perception that these stockholders might sell significant amounts of common stock could depress the trading price of the common stock for a considerable period. Sales of these shares, and the possibility of these sales, could make it more difficult for New Telewest to sell equity, or equity-related securities, in the future at a time, and price, that New Telewest considers appropriate.

Due to Telewest’s recent financial condition and the historical volatility of the shares of cable, telecommunications and internet companies, the market price of the New Telewest common stock is likely to be volatile.

As a result of a number of factors, including Telewest’s recent financial condition and its participation in markets that have experienced historical price volatility, the market price for Telewest’s shares has been volatile and the market price for the New Telewest common stock is also likely to be volatile, perhaps even more so than the stock market in general, and the market for cable, telecommunications and internet companies in particular. Factors that could cause volatility in the market price for New Telewest common stock in the future may include, among other things:

•	actual or anticipated variations in its operating results;

•	new products or services, whether New Telewest’s or those of its competitors;

•	changes in financial estimates by securities analysts covering New Telewest;

•	changes in the market valuations of other cable, telecommunications and internet companies;

•	large increases or decreases in capital commitments;

•	additions or departures of its key personnel; and

•	issuances of common stock by New Telewest.

Due to Telewest’s troubled financial history and its participation in historically volatile markets, these factors may negatively affect the market price for New Telewest common stock to a greater extent than they would other companies, in some cases regardless of its operating performance.

Shares may be issued to employees under share option plans, which could dilute the value of New Telewest’s common stock.

As part of the Financial Restructuring, New Telewest intends to set aside a portion of its total post-Financial Restructuring common stock to be used in option plans designed to incentivize its employees, senior executives and directors. New Telewest has not yet determined the number of shares that it will set aside for this purpose. The issuance of additional common stock, or the announcement that additional common stock will be issued, in connection with these stock option plans that is in excess of investors’ expectations may result in a reduction in the market price of New Telewest’s common stock.

Some provisions of New Telewest’s certificate of incorporation, by-laws and proposed amended senior secured credit facility may discourage or prevent a takeover of New Telewest, even if a takeover might be beneficial to its stockholders.

Provisions of New Telewest’s certificate and by-laws may have the effect of delaying or preventing an acquisition or merger in which New Telewest is acquired or a transaction that changes New Telewest’s board of directors. New Telewest’s board of directors has also authorized the adoption of a stockholder rights plan which is triggered when certain conditions are met, including the acquisition of 25% or more of New Telewest’s shares by any person. If triggered, the stockholder rights plan will result in the acquisition of New Telewest being uneconomic for a potential acquirer. In addition, under the terms of the proposed amended senior secured credit facility, there would be a mandatory prepayment and cancellation of the entire facility if (i) any person holds, or any persons acting in concert hold, directly or indirectly, 30% or more of either the voting or the economic interest in New Telewest, or (ii) TCN (or any affiliate of TCN) merges with any other entity.

The Delaware law provisions, a prepayment provision in the proposed amended senior secured credit facility described above, and/or the stockholder rights plan could make it more difficult for a third party to acquire New Telewest, even if doing so might be beneficial to its stockholders. These provisions, or the stockholder rights plan, could likewise limit the prices that investors might be willing to pay in the future for New Telewest’s common stock. Some of these provisions would not have been permissible for Telewest because, under the UK City Code on Takeovers and Mergers and English law, it is possible to exercise anti-takeover protection mechanisms only in very limited circumstances. New Telewest, as a Delaware corporation, is not subject to the City Code.

Risks Related to Telewest’s Operations

Telewest may not be able to compete successfully in the highly competitive telephony, multi-channel television and broadband internet markets.

The level of competition is intense in all of the markets in which Telewest competes. In particular, its key cable telephony and cable television businesses compete in markets dominated by its competitors: British Telecommunications plc, or BT, in telephony and British Sky Broadcasting plc, or BSkyB, in multi-channel television. Each of BT and BSkyB have significantly greater economies of scale and resources than Telewest and therefore are in a better position to invest in developing and acquiring proprietary technology, to expand into new business fields, to take advantage of economies of scale with suppliers and to increase their market shares. These advantages are also increasingly important in the broadband internet market where BT has demonstrated a strong interest in developing and marketing broadband internet products.

In the cable television market, competition has been increased as a result of the launch of Freeview in October 2002, which provides a free 30-channel digital service to consumers who purchase a set-top box, or had previously purchased a set-top box for use with the now defunct ITV Digital or who own an integrated digital television.

In the telecommunications market, in addition to competition from fixed-line telephony providers such as BT, falling mobile phone tariffs have resulted in mobile telephony becoming more competitive with Telewest’s cable telephony products.

If Telewest is unable to compete successfully, it may not be able to attract new customers or retain its existing customers, particularly for higher-margin services.

High customer churn could result in a failure to achieve anticipated revenue levels.

Telewest has experienced rapid growth and development in a relatively short period of time, both in the nature of the services it offers and in the number of subscribers for those services. This growth has challenged Telewest’s ability to provide uniform customer service across its customer base and to integrate training and operations support systems, such as billing and accounts receivable functions, across its business. At the same time, Telewest faces strong competition in the markets in which it competes and its customers can readily purchase products and services substantially similar to its own from other providers. Telewest believes that these factors have contributed to its historically high levels of customer churn as compared to cable companies in the United States. Customer churn is a measure of the percentage of customers disconnecting from Telewest’s services in a given period and is considered to be an indicator of the level of customer satisfaction or dissatisfaction with Telewest’s products and services, including customer service.

Telewest increased the prices for a number of its products and services in April 2002 and March 2003 and its current long-range plan anticipates some additional price increases. Price rises generally lead to higher customer churn among customers who are sensitive to price fluctuations.

Telewest cannot predict whether it will continue to have similarly high, or higher, rates of customer churn as a result of rapid growth and development, a failure to improve customer service, price increases or for other reasons. High rates of customer churn could negatively affect operating results by, for example, reducing revenues or increasing the cost of sales.

The industries in which Telewest participates are subject to rapid and significant changes in technology, and the effect of technological changes on Telewest’s businesses cannot be predicted.

The internet, cable and telecommunications industries are characterized by rapid and significant changes in technology. The effect of future technological changes on Telewest’s businesses cannot be predicted. It is possible that products or other technological breakthroughs may result in Telewest’s core offerings becoming outdated and less competitive. Telewest may not be able to develop new products and services at the same rate as its competitors or keep up with trends in the technology market as well as its competitors. For example, Telewest has not yet decided to introduce a video-on-demand service for the time being, despite the introduction of this service by BSkyB. This decision was driven in part by the capital expenditures that would be required.

As part of its current long-range plan, Telewest has focused on reducing its capital expenditures. As a result, Telewest may not be able to maintain the technological competitiveness of its core products or maintain or increase its market share in key market segments. If Telewest’s products and services are not competitive, it is likely to lose customers and business, its turnover will decline and its businesses will be materially adversely affected. The cost of implementing emerging and future technologies could be significant, and Telewest’s ability to fund that implementation may depend on its ability to obtain additional financing. Telewest cannot be certain that it would be successful in obtaining any additional financing required.

If Telewest does not maintain and upgrade its networks in a cost-effective and timely manner, it could lose customers and revenues.

Maintaining an uninterrupted and high quality service over its network infrastructure is critical to Telewest’s ability to attract and retain customers. Providing a competitive service level depends in part on Telewest’s ability to maintain and upgrade its networks in a cost-effective and timely manner. The maintenance and upgrade of its networks will depend upon, among other things, its ability to:

•	modify network infrastructure for new products and services;

•	install and maintain cable and equipment; and

•	finance maintenance and upgrades.

New Telewest’s proposed amended senior secured credit facility will limit the level of total capital expenditure that New Telewest can incur. If this affects New Telewest’s ability to replace network assets at the end of their useful lives or if there is any reduction in its ability to perform necessary maintenance on network assets, New Telewest’s networks may have an increased failure rate, which is likely to lead to increased customer churn and the effects described above.

Insolvency or non-performance by parties from whom Telewest will lease fiber-optic cable could result in the loss of cable service in some coverage areas.

Approximately nine percent of Telewest’s fiber-optic cable is owned by other licensed operators and is leased to Telewest on an “indefeasible rights of use” basis. In the event of insolvency or non-performance by the counterparties to these indefeasible rights of use, there is a risk that cable service could be lost in parts of the areas in which Telewest operates.

Telewest depends on key information systems for billing, customer management and service delivery over its networks, the failure of which could result in a loss of customers or failure to collect payments due from customers.

Telewest relies on a number of software applications for billing, customer management and the delivery of services over its networks. The ability of Telewest to maintain accurate customer records for billing and marketing purposes is critical to its ability to collect revenue and market to its existing customer base. If Telewest is unable to maintain, upgrade or expand these systems to meet future operational needs, maintain adequate back-up facilities or adequately protect its systems through firewalls and access controls it may lose customers, or fail to collect payments from customers.

Regulation of the markets in which Telewest provides its services has been changing rapidly; unpredictable changes in UK and European Union regulations affecting the conduct of Telewest’s business, including price regulations, may have an adverse impact on New Telewest’s ability to raise prices, enter new markets or control its costs.

Telewest’s principal business activities are regulated and supervised by various governmental bodies in the United Kingdom and by the regulatory initiatives of the European Commission. Regulatory changes have recently occurred, and may in the future occur, at the UK or EU level with respect to licensing requirements, price regulation, interconnection arrangements, number portability, carrier pre-selection, the ability to provide digital services, ownership of media companies, programming, local loop unbundling, the provision of open access by UK cable operators to other telecommunications operators, the adoption of uniform digital technology standards or the bundling of services. Regulatory changes relating to the activities of New Telewest and its competitors, such as changes relating to access to cable networks, the costs of interconnection with other networks or the prices of competing products and services, could adversely affect New Telewest’s ability to raise prices, enter new markets or control its costs.

The UK and EU merger control regimes may affect Telewest’s ability to enter into a merger or acquisition that it otherwise believes will benefit Telewest and its stockholders.

Telewest’s participation in any substantial merger or acquisition with another company in its industry may lead to significant increases in market share. A merger of this sort may be investigated by either the Office of Fair Trading or, depending on jurisdiction issues, the Merger Task Force of the European Commission. The Office of Fair Trading is likely to investigate any substantial merger involving Telewest, which would lead to the creation of a company supplying more than 25% of the pay television market in the United Kingdom or enhancing the market share of a company supplying more than 25% of the pay television market in the United Kingdom.

It is likely that any proposed merger or acquisition between Telewest and another company in its industry would also be subject to consideration by the UK Office of Communications. The UK Office of Communications would then provide advice to the regulatory body considering the proposed merger or acquisition.

In the United Kingdom, mergers that appear to raise significant competition or antitrust issues may be referred to the UK Competition Commission for an in-depth investigation. Similarly, any merger being reviewed by the European Commission could, if significant competition issues were revealed, involve an in-depth “Phase II” investigation. Given that there has been considerable consolidation in the UK cable sector, the merger control process could limit the possibilities for any future consolidation.

Telewest may not be able to achieve, or realize benefits from, any further consolidation in the UK cable industry.

Telewest and other cable companies in the United Kingdom have historically grown through consolidation. The UK cable industry now consists of two principal participants, Telewest and NTL, Inc. As a result, the opportunities for Telewest to grow through acquisitions are limited. Telewest cannot assure you that any attempt to consolidate would be successful or that any anticipated benefits of consolidation would be realized on a timely basis or at all. Risks associated with business combinations include the loss of contractual rights by virtue of change of control provisions, difficulties in integrating accounting policies and systems and loss of key employees.

Telewest’s future dependence on BSkyB and other suppliers for television programming could have a material adverse effect on New Telewest’s ability to provide attractive programming at a reasonable cost.

Telewest obtains a significant amount of its premium programming, some of its basic programming and pay-per-view sporting events from BSkyB, or a BSkyB joint venture. BSkyB is a leading supplier of programming to cable television operators and is the exclusive supplier of some programming, including the Sky Sports channels and the most popular premium subscription film channels available in the United Kingdom.

There is also programming carried by competing digital service providers that may not be available to Telewest’s digital television subscribers. Telewest’s inability to obtain this programming, or any other popular programming, or to obtain it at a reasonable cost, could materially adversely affect the number of subscribers to its cable television service.

Telewest competes directly in the provision of pay-television services with BSkyB, from which it will also purchase content.

In addition to providing programming to cable operators, BSkyB competes with Telewest and other UK cable operators by offering its programming directly to its digital satellite customers. As a result of BSkyB’s ownership of this content, it is able to offer this content to its subscribers at a price that will be challenging for Telewest to match and still maintain a profit margin on the sale of that premium programming. BSkyB may also offer content exclusively to its digital satellite customers and not to Telewest.

Telewest relies on key suppliers to provide programming, which may increase its content acquisition costs.

In addition to BSkyB, Telewest’s significant programming suppliers include Viacom, Discovery and Turner, a division of Time Warner. Suppliers of popular programming may decide to introduce new channels to be packaged with their existing programming options or otherwise increase Telewest’s costs of purchasing existing and new programming. Telewest’s dependence on these suppliers for television programming could have a material adverse effect on its ability to provide attractive programming at a reasonable cost.

Disruptions in Telewest’s satellite transmissions could materially adversely affect its content segment operations.

Telewest’s content segment, Flextech, currently broadcasts its digital services with Astra satellite transponders leased from Société Européene des Satellites. The operation of the Astra satellites is beyond Flextech’s control. Disruption to the satellites would result in a disruption to Flextech’s content services and, depending upon the nature of that disruption, could result in a loss of revenues, a loss of customers and/or adverse publicity. The satellite transponders may fail before the expiration, in December 2013, of Telewest’s contractual right to utilize them which may result in additional costs as alternative arrangements are made for satellite transmission.

The development of technology that enables unauthorized access to Telewest’s networks could result in a loss of revenue.

Telewest relies on the integrity of its networks to ensure that its services are provided only to identifiable paying customers. Telewest has experienced piracy of its analog television services by individuals who have circumvented the security features on its set-top boxes.

Telewest may not be able to maintain the integrity of its network. The development of new technology facilitating unauthorized access to New Telewest’s network could result in a loss of revenue.

Telewest may not be granted rights to its programming content over the internet.

All of the contracts governing Telewest’s acquired television programming grant Telewest the right to broadcast that programming over analog and/or digital television platforms. Telewest may not be granted any rights to transmit that programming content over the internet. Failure to obtain internet transmission rights could prevent Telewest from utilizing this content in connection with internet technologies and could result in competitors providing some of the content Telewest broadcasts over its analog and/or digital television platforms through the internet in competition with Telewest.

Telewest’s operations depend on critical systems housed in a relatively small number of locations, which could result in significant network outages in the event of a natural disaster, terrorist attack, war or other catastrophic event.

Telewest’s operations depend on many sophisticated, critical systems, which support all of the various aspects of its operations from network to billing and customer service systems. The hardware supporting a large number of those critical systems is housed in a relatively small number of locations. In particular, Telewest has only a single originating point for its digital television services, known as a headend, located in Knowsley. On December 31, 2003, the Knowsley headend was flooded resulting in an outage of Telewest’s digital television services. If the Knowsley headend or one or more other locations were to be subject to fire, natural disaster, terrorism, power loss, break-in or other catastrophe in the future, it could result in network-wide or local outages in Telewest’s network services. Any outages would result in lost revenues, potential loss of customers and/or adverse publicity. In addition, the transmission of material that contains any viruses over Telewest’s networks, or other electronic devices, intended to damage, or otherwise cause harm to or interfere with, its networks, could also result in a loss of revenues.

Telewest depends on the ability to attract and retain key personnel without whom it may not be able to manage its business lines effectively.

Telewest’s future success is likely to depend in large part on its continued ability to attract and retain highly skilled and qualified personnel. As a result of Telewest’s financial condition and the Financial Restructuring, New Telewest may have difficulty in attracting and retaining highly skilled and qualified personnel.

Telewest has incurred, and will continue to incur, significant costs in connection with the Financial Restructuring, substantially all of which must be paid regardless of whether the Financial Restructuring occurs.

Telewest has had to incur significant costs in connection with the Financial Restructuring and will continue to do so until the Financial Restructuring is completed. These costs principally relate to compensation and fees payable to Telewest’s financial, legal and accounting advisers as well as advisers to significant stakeholders who have been impacted by Telewest’s need to restructure. Pursuant to the terms of engagement with these advisers, substantially all of these costs will be paid regardless of whether the Financial Restructuring occurs. As at December 31, 2003, costs incurred in connection with the Financial Restructuring were approximately £47 million (excluding Value Added Tax, or VAT). Telewest currently expects that total Financial Restructuring costs will be in excess of £100 million (excluding VAT).

In the event that the Financial Restructuring is not completed on the terms disclosed in this Annual Report, Telewest believes that substantial additional costs may be incurred as a result of the likely need to petition for some sort of insolvency procedure.

Telewest’s financial advisers will be paid an advisory fee, part of which is contingent on the completion of the Financial Restructuring.

Pursuant to the terms of their respective engagement letters with Telewest, Citigroup and Gleacher are entitled to £13 million and at least £4 million, respectively, upon the successful completion of the Financial Restructuring. Both Citigroup and Gleacher are expected to provide opinions on the fairness, from a financial point of view, of the Financial Restructuring to Telewest’s shareholders.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

You should read the following discussion and analysis of Telewest’s financial condition and results of operations together with the audited consolidated financial statements and notes to the financial statements included elsewhere in this Annual Report.

Overview

Since Telewest’s flotation in 1994, it has incurred substantial operating and net losses and has incurred substantial borrowings, principally to fund the capital costs of its network construction and operations and the acquisition of UK cable assets. However, Telewest has not achieved the penetration rates or revenues anticipated when its debt was incurred, and a number of factors, including the well-publicized downturn in the telecommunications, media and technology sectors, increasingly tight capital markets and the downgrading of Telewest’s corporate credit ratings, have severely limited Telewest’s access to financing and consequently impaired its ability to service and refinance its debt. As of December 31, 2002, substantially all of Telewest’s debt was in default.

Telewest generated operating and net losses in all periods under discussion. Losses increased year-on-year through the end of 2002, reflecting that revenue growth was slowing while expenses were increasing. In particular, net losses for the year ended December 31, 2002, include the effects of a significant write-down of network assets and goodwill.

Since early 2002, Telewest has been exploring strategic options and negotiating with the Bondholder Committee and the Senior Lenders. During this period, Telewest also conducted an operational review, leading to the adoption of the current long-range plan in December 2002. This plan reflects a shift in operational focus from subscriber acquisition to increasing average revenue per user and decreasing churn. This plan focuses on acquiring profitable customers, and cost control, and reflects the constraints on the capital available to Telewest. Telewest’s aim is to be the leading broadband communications group in the United Kingdom, measured by free cash flow, customer service and broadband deployment. Accordingly, Telewest’s focus and strategy under the current long-range plan is:

•	in the consumer sales division, to be the broadband leader in the geographic areas in which it operates and to use that broadband leadership to drive the “triple play” penetration of high-speed internet bundled with television and telephony;

•	in the business sales division, to focus on profitable small-to-medium-sized enterprise, or SME, customers and to continue to build a profitable data-led business in the larger corporate and public sector;

•	in the content segment, to become a significant force in multi-channel television by leveraging its relationship with the BBC, through UKTV and by targeting niche markets with its wholly owned channels, and UKTV channels; and

•	to make the most of its existing capital investment by exploiting previous investments in network efficiency, rather than network expansion or investment in new product development, and to maximize the capital efficiency of its network by, among other things, ensuring appropriate recovery and reuse of customer premises equipment.

Telewest aims to reduce its operating cost base through a more selective customer acquisition approach, new customer self-service initiatives and a continued focus on the efficiency of network maintenance and corporate expenditure. A strong focus on cash and cost control is intended to speed Telewest’s progress towards generating a positive free cash flow position after the completion of the Financial Restructuring.

The current long-range plan is in the early stages of implementation, so it is not possible to predict whether Telewest or New Telewest will implement it successfully. Moreover, the board of directors of New Telewest may, upon further review, revise or replace the plan. Nevertheless, Telewest’s discussion of operating results focuses on the key factors identified in the current long-range plan because these are the performance indicators on which management is currently focused, and represent in management’s view potential drivers of growth and operating results in the future.

Basis of Presentation

Telewest is currently in default on all of its outstanding notes and debentures, its existing senior secured credit facility and a number of other obligations. Telewest is in the process of seeking the approval of its creditors and shareholders for a restructuring that is proposed to eliminate these defaults and significantly reduce its outstanding indebtedness. The report of KPMG, Telewest’s independent auditors, to the financial statements included in this Annual Report noted that there is substantial doubt about the ability of Telewest to continue as a going concern. The financial statements were prepared assuming Telewest would continue as a going concern.

Telewest has historically presented its financial statements both on the basis of US GAAP and on the basis of UK GAAP. The financial statements of Telewest and its consolidated subsidiaries included in this Annual Report have been prepared in accordance with US GAAP and are presented in pounds sterling, which is Telewest’s operating currency. The financial statements of New Telewest, which is a Delaware corporation, will in the future be prepared in accordance with US GAAP and presented in pounds sterling. New Telewest will not present its financial statements on the basis of UK GAAP in the future.

Because New Telewest is a newly-incorporated wholly owned subsidiary of Telewest that has no assets, liabilities or operating history, no financial statements have been prepared for New Telewest. After the successful completion of the Financial Restructuring, New Telewest will become the holding company for the operating companies that currently carry on the business of Telewest.

Subsequent to the issuance of its consolidated financial statements as of and for the year ended December 31, 2002, Telewest determined the need to adjust the classification of debt previously reflected as long term in the consolidated balance sheet (£1.8 billion at December 31, 2002), to write off associated deferred financing costs (£11 million at December 31, 2002) and to account for default interest in respect of unpaid interest on defaulted notes and debentures (£2 million at December 31, 2002). As a result of the adjustments, the information presented in the Management’s Discussion and Analysis of Financial Condition and Results of Operations differs from that previously presented in Telewest’s filings with the US Securities and Exchange Commission. See Note 3 to Telewest’s consolidated financial statements on page F-7 of this Annual Report.

On April 19, 2000, Telewest acquired Flextech plc’s pay-television channels and related services in the UK. As a result of this acquisition, Flextech’s results are included in Telewest’s consolidated results with effect from April 19, 2000.

Telewest acquired Eurobell (Holdings) PLC from Deutsche Telekom AG on November 1, 2000. As a result, Eurobell’s results are included in Telewest’s consolidated results from that date.

Accounting Impact of the Financial Restructuring

“Fresh Start” Accounting

New Telewest will apply “fresh start” accounting, as set out in the Statement of Position “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” or SOP 90-7, issued by the American Institute of Certified Public Accountants, to account for the Financial Restructuring and related transactions. Under “fresh start” accounting, an independent third-party financial adviser has provided an estimated value range which New Telewest will use to determine its final “reorganization value” for the purposes of applying “fresh start” accounting.

The reorganization value will be allocated, based on estimated fair values provided by an independent appraiser, to all of New Telewest’s identifiable assets in accordance with the procedures specified by Statement of Financial Accounting Standards No. 141, or SFAS No. 141.

New Telewest will apply the new valuations to its financial statements and results of operations as of the effective date of Telewest’s scheme of arrangement.

As a result of the application of “fresh start” accounting, New Telewest’s consolidated balance sheet, as well as its future depreciation and amortization expense, will differ from that presented in the historical consolidated financial statements of Telewest included elsewhere in this Annual Report. In particular, “fresh start” accounting will change the value of New Telewest’s tangible and intangible assets with an associated change in its depreciation and amortization expense as compared to Telewest.

Cancellation of Indebtedness

In addition, the Financial Restructuring will result in the cancellation of approximately £3.6 billion of notes and debentures including the unpaid accrued interest on those notes and debentures, leaving outstanding approximately £1.8 billion in debt under the proposed amended senior secured credit facility and approximately £150 million of other long-term liabilities, including obligations under various capital leases. As a result, New Telewest’s interest expense will decline significantly in comparison to the interest expense incurred by Telewest in periods prior to the Financial Restructuring.

Potential Change to Long-Range Plan

The Financial Restructuring will result in a subsidiary of New Telewest succeeding to substantially all of Telewest’s operating companies and assets and assuming responsibility for the satisfaction of all of Telewest’s debts, obligations and liabilities that have not been compromised as part of the Financial Restructuring, except certain expenses of Telewest’s shareholders and noteholders arising as a result of the Financial Restructuring. In addition, a new board of directors, most of whom were designated by members of the Bondholder Committee and W.R. Huff, has been appointed for New Telewest. As contemplated by the September 12, 2003 term sheet relating to the Financial Restructuring, New Telewest will work together with certain noteholders to develop a fully funded operating business plan based on Telewest’s current long-range plan through the fiscal year 2005. As a result of the changes in the board of the directors and the reassessment of Telewest’s business plan, New Telewest’s business strategy may change, which could have a material effect on future results of operations and financial condition.

Future Income Subject to US Federal Income Tax

The Financial Restructuring transactions will likely result in New Telewest’s earnings being subject to US federal income tax and might therefore subject New Telewest to a higher effective income tax rate than is currently the case for Telewest, which is not subject to US federal income tax. As non-US persons, Telewest and its foreign subsidiaries are generally not subject to tax in the United States on their income derived from sources outside the United States. However, New Telewest will be subject to US federal income tax on its worldwide income. In addition, because New Telewest will have foreign subsidiaries meeting the definition of a controlled foreign corporation, certain types of income of those foreign subsidiaries will be taxable to New Telewest.

Use of Estimates and Critical Accounting Policies

Telewest’s accounting policies are summarized in Note 4 to its consolidated financial statements. As stated above, Telewest prepares its consolidated financial statements in conformity with US GAAP, which requires it to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions include capitalization of labor and overhead costs, impairment of goodwill and long-lived assets, and accounting for debt and financial instruments. Actual results could differ from those estimates.

Telewest considers the following policies to be the most critical accounting policies in understanding the estimates, assumptions and judgments that are involved in preparing its financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

•	revenue recognition;

•	impairment of goodwill and long-lived assets;

•	capitalization of labor and overhead costs; and

•	accounting for debt and financial instruments.

New Telewest’s financial statements will also reflect the impact of adopting “fresh start” accounting. See “Accounting Impact of the Financial Restructuring—“Fresh Start” Accounting.”

In addition, the application of the going concern basis of accounting involves a range of subjective judgments, principally in relation to Telewest’s ability to service existing indebtedness through continued payment of interest due and the sufficiency of resources to allow it to continue to operate in the ordinary course and thereby realize its assets and discharge its liabilities in the normal course of business for a period of 12 months following the date of the Independent Auditor’s Report included elsewhere in this Annual Report. These judgments are discussed in more detail in “Item 3. D. Risk Factors” and below under the heading “—Liquidity and Capital Resources.”

Revenue Recognition

Telewest applies the provisions of Statement of Financial Accounting Standard, or SFAS, No. 51, “Financial Reporting by Cable Television Companies” in relation to connection and activation fees for cable television, as well as telephony and internet services, on the basis that it markets and maintains a unified fiber network through which it provides all of these services. Consequently, those fees are recognized in the period of connection to the extent that those fees are less than direct selling costs. Any excess of connection and activation fees over direct selling costs is deferred and amortized over the expected customer life.

Impairment of Goodwill and Long-Lived Assets

All long-lived assets, including goodwill and investments in unconsolidated affiliates, are evaluated for impairment on the basis of estimated undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an asset is determined to be impaired, it is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows, and those estimates include inherent uncertainties, including those relating to the timing and amount of future cash flows and the discount rate used in the calculation. Assumptions used in these cash flows are consistent with Telewest’s internal forecasts. If actual results differ from the assumptions used in the impairment review, Telewest may incur additional impairment charges in the future.

Capitalization of Labor and Overhead Costs

The telecommunications and cable industries are highly capital-intensive and a large portion of Telewest’s resources is spent on capital activities. Judgment is sometimes required to determine whether a project is capital in nature and whether certain costs are directly associated with a capital project. In particular, determining whether overhead is borne as a consequence of specific capital activities requires some judgment. The changing nature of the sectors in which Telewest operates and the nature of its development activities will affect the appropriateness of its capitalization policy in the future.

Accounting for Debt and Financial Instruments

Telewest manages its risks associated with foreign exchange rates and interest rates and may use derivative financial instruments to hedge a portion of these risks. As a matter of policy, Telewest does not use derivative financial instruments unless there is an underlying exposure and, therefore, it does not use derivative financial instruments for trading or speculative purposes. The evaluation of hedge effectiveness is subject to assumptions and judgments based on the terms and timing of the underlying exposures. All derivative financial instruments are recognized in the consolidated balance sheet at fair value. The fair value of Telewest’s derivative financial instruments is generally based on quotations from third-party financial institutions, which are market estimates of fair value that may differ from the amounts that might be realized if those instruments were monetized.

Results of Operations

Telewest operates in two reportable segments: cable and content. The chief operating decision maker receives disaggregated financial and subscriber data for the cable segment covering telephony, television and internet product lines, while support, service and network costs are compiled at the operating segment level. The internet product lines comprise internet sales and until November 2002, when the sales ceased, sales of cable publications. The content operating segment supplies TV programming to the UK pay-TV broadcasting market and its operating results, which are naturally separate from the cable operating segment, are regularly reviewed by the chief operating decision maker. Revenues derived by the content segment from the cable segment are eliminated on consolidation.

Telewest’s financial condition and results of operations for the years ended December 31, 2000, 2001 and 2002, in each case based upon financial information prepared in accordance with US GAAP, are discussed below.

Comparison of Years Ended December 31, 2001 and 2002

Telewest’s consolidated revenue increased by £29 million or 2.3% from £1,254 million for the year ended December 31, 2001 to £1,283 million for the year ended December 31, 2002. This increase was attributable to growth in its cable segment (£52 million or 4.6%) offset by reduced revenues from its content segment (£23 million or 17.8%), mainly due to the disposal of non-core businesses and the closure of ITV Digital. The growth in Telewest’s consumer sales division of its cable segment was also affected by a non-recurring charge of £16 million in respect of a Value Added Tax, or VAT, adjustment charge against revenue. Excluding this non-recurring VAT adjustment, Telewest’s consolidated revenue would have increased by £45 million or 3.6%.

Telewest provided £16 million against revenue as a result of a VAT and Duties Tribunal judgment in a dispute over the VAT status of its cable listings magazines. Previously, this was disclosed as a contingent liability. The amount arose from VAT which the VAT and Duties Tribunal ruled was incurred in the period from January 2000 to July 2002. Telewest appealed against this ruling in the High Court in November 2003. The appeal was unsuccessful and Telewest has submitted a further appeal against the High Court’s decision.

CABLE SEGMENT

Consumer Sales Division

Consumer sales division revenue represents a combination of cable television revenue, consumer cable telephony revenue, and internet and other income.

	Year ended December 31, 2001	Year ended December 31, 2002	Percentage increase/ (decrease)
Consumer Sales Division
Revenue (in millions):
Cable Television	£329	£336	2.1%
Consumer Telephony	488	495	1.4%
Internet and other	40	63	57.5%

Total Consumer Sales Division	£857	£894	4.3%

Average monthly revenue per subscriber(1)	£40.03	£ 41.80	4.4%
Dual or triple penetration(2)	69.0%	69.9%	1.3%
Number of “triple play” subscribers(3)	58,802	183,143	211.5%
Percentage of “triple play” subscribers	3.3%	10.4%	215.2%
Total residential subscribers	1,765,619	1,758,625	(0.4%)
Household penetration	37.5%	37.4%	(0.3%)
Average household churn(4)	—	18.2%	—

(1)	Average monthly revenue per subscriber (often referred to as “ARPU” or “Average Revenue per User”) represents (i) the average monthly revenue of residential subscribers for such period, divided by (ii) the average number of residential subscribers in such period.
(2)	Percentage of Telewest’s total customer base who take two or three of Telewest’s cable television, residential telephony and broadband internet services.
(3)	“Triple play” subscribers are those subscribers who take all of Telewest’s cable television, residential telephony and broadband internet services.
(4)	Average household churn for the period is calculated on a rolling twelve-month basis and represents (i) the total number of residential subscribers who disconnected or who were disconnected during that period, divided by (ii) the average number of residential customers in that period.

Telewest’s consumer sales division revenue increased by £37 million or 4.3% from £857 million for the year ended December 31, 2001 to £894 million for the year ended December 31, 2002. This increase was attributable primarily to increases in average monthly revenue per subscriber coming from the growth of its successful broadband products, increased multi-service penetration and selected price rises offset by a small decrease in the number of total homes connected and the £16 million VAT adjustment explained above. Excluding this non-recurring VAT adjustment, Telewest’s consumer sales division revenue would have increased by £53 million or 6.2% to £910 million.

Excluding the non-recurring VAT adjustment, the increase in average monthly revenue per subscriber was attributable to an increase in dual or triple-service subscribers, continued analog-to-digital migration and selected retail price increases in Telewest’s cable television and residential telephony services in July 2001, April 2002 and August 2002, offset in part by a decrease in second line penetration and lower call volumes in residential telephony. Dual or triple-service subscriptions, which resulted from the continued market acceptance of combined cable television, telephony and broadband internet packages, grew primarily as a result of an increase in the number of subscribers to Telewest’s blueyonder broadband internet services offset in part by increased product churn for cable television, telephony and dial-up internet services, as described below.

Total residential subscribers connected decreased marginally mainly as a result of the continued effect of the selected price rises described below and the more rigorous enforcement of Telewest’s installation fee collection and disconnection policies in line with its objective of focusing on more cash-generative customers. This decrease was largely offset by new subscribers to Telewest’s products, particularly its blueyonder broadband internet services.

Following price rises by its competitors, Telewest introduced selected price rises across its cable television, telephony and dial-up internet product range in April 2002 and August 2002.

Although household churn in the year ended December 31, 2002 was 18.2%, it was 15.7% for the three-month period ended on that date.

Cable Television Revenue

Cable television revenue increased by £7 million or 2.1% from £329 million for the year ended December 31, 2001 to £336 million for the year ended December 31, 2002. The increase was principally attributable to the continued migration of Telewest’s cable television subscribers from analog television to digital television and retail price increases introduced in 2001 and 2002, largely offset by a decline in cable television subscribers as a result of higher churn rates, and a fall in the amount of premium programming purchased by its subscribers.

	Year ended December 31, 2001	Year ended December 31, 2002	Percentage increase/ (decrease)
Cable Television
Cable television subscribers—digital	723,826	857,472	18.5%
Cable television subscribers—analog	617,958	436,339	(29.4%)

Total cable television subscribers	1,341,784	1,293,811	(3.6%)

Percentage of cable television subscribers—digital	53.9%	66.3%	23.0%
Average monthly revenue per digital subscriber	£23.20	£22.70	(2.2%)
Average monthly revenue per analog subscriber	£18.98	£17.93	(5.5%)
Average monthly revenue per subscriber (analog and digital)(1)	£20.75	£20.82	0.3%
Product penetration(2)	28.5%	27.5%	(3.5%)
Average cable television subscriber churn(3)	18.7%	21.5%	15.0%

(1)	Average monthly revenue per cable television subscriber for each period represents (i) the average monthly cable television revenue for that period, divided by (ii) the average number of cable television subscribers in that period.
(2)	Cable television penetration at a specified date represents (i) the total number of cable television subscribers at that date, divided by (ii) the total number of homes passed and marketed for cable television at that date.
(3)	Average cable television subscriber churn rate for the period is calculated on a rolling twelve-month basis and represents (i) the total number of cable television subscribers who terminated basic services or whose services were terminated during that period, divided by (ii) the average number of cable television subscribers in that period.

As of December 31, 2002, Telewest’s digital television services had been rolled out in all franchise areas, excluding its Eurobell South-East areas and its Cabletime areas. As a result of this substantially completed roll-out, Telewest’s cable television customers continued to migrate from its analog services to its digital services, where they generated higher monthly revenues. The migration of analog customers to digital slowed during the year ended December 31, 2002 compared with the previous year. Telewest expects this trend to continue throughout 2003 as a result of its increased focus on cash and cost control, including reduced marketing activity in respect of its digital cable television services and the decreased size of its analog customer base.

Total cable television subscribers connected decreased largely as a result of higher churn rates experienced following the price increases described above.

During the year ended December 31, 2002, Telewest experienced a fall in the amount of premium programming purchased by its subscribers. Telewest’s “premium-to-basic” ratio (which measures units of premium programming as a percentage of its basic television subscriber base) fell from 80% as at December 31, 2001 to 72% as at December 31, 2002.

Average monthly revenue for digital cable television subscribers declined principally as a result of the change in the mix between premium and basic packages described above. For example, approximately 75% of Telewest’s digital television subscribers during the year ended December 31, 2002 took “basic only” packages compared to approximately 69% of subscribers during the year ended December 31, 2001.

Consumer Telephony Revenue

Consumer telephony revenue increased by £7 million or 1.4% from £488 million for the year ended December 31, 2001 to £495 million for the year ended December 31, 2002. The increase in consumer telephony revenue was primarily due to an increase in average revenue per line, offset in part by a decrease in the total number of residential telephony lines.

	Year ended December 31, 2001	Year ended December 31, 2002	Percentage increase/ (decrease)
Consumer Telephony
3-2-1 subscribers	1,461,243	1,253,662	(14.2%)
Total Talk subscribers(1)	154,566	360,662	133.3%

Total residential telephony subscribers(2)	1,615,809	1,614,324	(0.1%)

Residential telephony penetration	34.3%	34.4%	0.3%
Residential telephone lines	1,762,312	1,717,191	(2.6%)
Second line penetration	9.1%	6.4%	(29.7%)
Average residential telephony subscriber churn rate(3)	16.5%	17.3%	4.8%
Average monthly revenue per line(4)	£22.79	£23.16	1.6%
Average monthly revenue per subscriber(5)	£25.09	£24.92	(0.7%)

(1)	Includes subscribers to Telewest’s Talk Unlimited, Talk International and Talk Evening and Weekends flat rate telephony services.
(2)	Residential telephony penetration at a specified date represents (i) the total number of residential cable telephony subscribers at that date, divided by (ii) the total number of homes passed and marketed for residential cable telephony at that date.
(3)	Average residential telephony subscriber churn rate for the period is calculated on a rolling twelve-month basis and represents (i) the total number of residential cable telephony subscribers who terminated telephony services or whose services were terminated during that period, divided by (ii) the average number of residential cable telephony subscribers in that period.
(4)	Average monthly revenue per residential telephony line for each period represents (i) the average monthly residential cable telephony revenue for that period, divided by (ii) the average number of residential cable telephony lines in that period.
(5)	Average monthly revenue per residential telephony subscriber for each period represents (i) the average monthly residential cable telephony revenue for that period, divided by (ii) the average number of residential cable telephony subscribers in that period.

Average monthly revenue per line increased, despite a small decrease in average monthly revenue per subscriber, principally as a result of selected price increases and the continued success of Telewest’s unmetered telephony product, Talk Unlimited which together contributed approximately £1.01 to the increase. This was offset in part by a £0.64 reduction resulting from declining call volumes, principally as a result of the substitution of mobile calls for fixed line calls, a decrease in second line penetration and the transfer of telephony traffic for calls made by its subscribers to a large internet service provider, from its consumer sales division to its carrier services unit, which will now be billed at a flat rate rather than on a per-minute basis.

The decrease in the number of residential telephony subscribers resulted principally from an increase in customer churn following price rises in July 2001 and April 2002, offset in part by the impact of the increased penetration of Telewest’s Talk Unlimited product. The decrease in the number of residential telephony lines resulted primarily from a decrease in second lines during the year.

Internet and Other Revenue

Internet and other revenue, which arises wholly in Telewest’s consumer sales division, increased by £23 million or 57.5% from £40 million in the year ended December 31, 2001 to £63 million in the year ended December 31, 2002. The increase was due to an increase in internet income (principally as a result of the continued success of its high-speed internet products, as described below) offset in part by the £16 million VAT adjustment described above which was recorded in other revenue. Excluding this non-recurring adjustment, internet and other revenue would have increased by £39 million or 97.5% to £79 million.

Other revenues (derived from the sales of cable television publications) declined by £4 million from £9 million at December 31, 2001 to £5 million at December 31, 2002, principally as a result of lower sales in advance of the cessation of this sales activity in November 2002.

	Year ended December 31, 2001	Year ended December 31, 2002	Percentage increase/ (decrease)
Internet Subscribers
Blueyonder broadband	85,122	262,219	208.1%
Blueyonder SurfUnlimited	184,034	193,201	5.0%
Blueyonder pay-as-you-go	119,295	85,025	(28.7%)

Total internet subscribers	388,451	540,445	39.1%

Blueyonder Broadband
Average subscriber churn rate(1)	7.5%	12.4%	65.3%
Average monthly revenue per subscriber(2)	£25.21	£25.12	(0.4%)

(1)	Average blueyonder broadband internet subscriber churn rate for the period is calculated on a rolling twelve-month basis and represents (i) the total number of blueyonder broadband internet subscribers who terminated their services or whose services were terminated during that period, divided by (ii) the average number of blueyonder broadband internet subscribers in that period.
(2)	Average monthly revenue per blueyonder broadband internet subscriber for each period represents (i) the average monthly blueyonder broadband internet revenue for that period, divided by (ii) the average number of blueyonder broadband internet subscribers in that period.

Internet income increased by £43 million or 138.7% from £31 million as at December 31, 2001 to £74 million as at December 31, 2002. This increase resulted from an increase in the number of internet subscribers and the continued success of Telewest’s broadband internet products.

Telewest began marketing its 512 Kb broadband internet service for home personal computers, “blueyonder broadband” internet, on a national basis from the start of 2001, and on June 17, 2002 it announced the launch of its new 1Mb blueyonder broadband internet service. At December 31, 2002, Telewest had 26,676 subscribers to its 1Mb service.

During the period ended December 31, 2002, Telewest’s blueyonder broadband internet customers significantly contributed to the growth in its average monthly revenue with 183,143 customers or 69.8% of its blueyonder broadband internet customers also taking both cable television and telephony services and 93% taking at least one other service. “Triple play” subscribers to all three of Telewest’s blueyonder broadband internet, telephony and cable television services had an average monthly revenue of approximately £67 as at December 31, 2002. Blueyonder broadband internet was also successful in attracting new customers to Telewest, with 33% of broadband internet installations being performed for subscribers who are new to Telewest. Blueyonder broadband internet churn increased in the twelve-month period ended December 31, 2002 from 7.5% to 12.4% as some of its customers, who were initially attracted by promotions, discontinued their service.

Dial-up internet subscribers to Telewest’s SurfUnlimited product, which provides unmetered internet access for a flat fee, together with its pay-as-you-go metered internet service, decreased as subscribers continued to migrate to Telewest’s blueyonder broadband internet service. As a result of this migration, 28% of the broadband customers added during 2002 were upgrades from SurfUnlimited. The price of Telewest’s metered blueyonder pay-as-you-go internet service was raised from 1.5 pence to 2 pence per minute to encourage these subscribers to upgrade to an unmetered service.

Business Sales Division

Business sales division revenue is derived from the delivery of business communications solutions through a combination of voice, data and managed solutions services.

	Year ended December 31, 2001	Year ended December 31, 2002	Percentage increase/ (decrease)
Business Sales Division
Revenue (in millions)	£268	£283	5.6%

Business customer accounts	72,934	73,746	1.1%
Average annualized revenue per customer account (1)	£3,137	£3,114	(0.7%)

(1)	Average annualized revenue per customer account represents (i) the average monthly business services revenue for the 12 months to the end of the relevant period, (ii) divided by the average number of business sales division customers in that period, and (iii) multiplied by 12.

The increase in business sales division revenue resulted from increased revenues from voice and data services, primarily from small-to-medium sized enterprises, or SMEs, and from Telewest’s carrier services unit, offset in part by a decrease in average annualized revenue per customer account from its business customers.

The increase in revenues from voice and data services resulted primarily from an increase in the number of business customers accounts using these services.

The marginal decrease in average annualized revenue per customer account was due primarily to increased price competition in the marketplace.

The business sales division continues to benefit from growth in the provision of data services across all market segments with the launch of an internet protocol virtual private network—a secure and scalable private network solution that enables companies to send voice, video and data through one single, efficient connection. For example, The Scotsman newspaper extended its existing contract with Telewest for another three years and is taking additional data services, including internet protocol virtual private network with multi-protocol label switching across various sites.

Telewest’s carrier services unit, which provides its fiber optic National Network to other carriers and operators (for example T-Mobile, a mobile telephone company), contributed £58 million of revenue for the year ended December 31, 2002 compared with £52 million for the year ended December 31, 2001. Revenue in the year ended December 31, 2002 benefited from the recognition of £8 million from an Atlantic Telecommunications contract, previously deferred and being recognized over 20 years. In 2002, Atlantic Telecommunications was placed in administration and, as a result, Telewest was released from the terms of this contract, allowing it to credit the deferred revenue in the current year. There was no cash impact from this accounting treatment.

CONTENT SEGMENT

Content Segment Revenue

Content segment revenue is derived principally from advertising and subscription revenue derived from the provision of content to the UK pay-TV broadcasting market through Telewest’s content production subsidary, Flextech.

	Year ended December 31, 2001	Year ended December 31, 2002	Percentage increase/ (decrease)
	(in millions)
Content Segment
Subscription revenue	£ 33	£ 33	—
Advertising revenue	£ 38	£ 42	10.5%
Net revenue(1)	£ 129	£ 106	(17.8%)
Number of homes receiving Telewest programming	7.5	8.5	13.3%
Share of the net profits of UKTV	£ 3	£ 17	466.7%
UK television advertising market share	3.0%	3.4%	13.3%

(1)	Net revenue consists of total revenue (subscription revenue, advertising revenue, management fees, transactional and interactive revenue and other revenue) less inter-segmental revenues of £14 million for the year ended December 31, 2001 and £15 million for the year ended December 21, 2002.

After the elimination of inter-segmental revenues of £14 million and £15 million for the years ended December 31, 2001 and 2002, respectively, the net revenue of Flextech, Telewest’s content segment, decreased during the period. Before this elimination of inter-segmental trading between Flextech and Telewest, Flextech’s revenue decreased by £22 million or 15.4% from £143 million for the year ended December 31, 2001 to £121 million for the year ended December 31, 2002.

Flextech’s decrease in net revenue was principally as a result of a non-recurring grant received from the UK government in 2001, the termination of BSkyB’s analog television service in 2001, and discontinued revenue streams from businesses that were disposed of, offset in part by an increase in advertising revenue.

The year ended December 31, 2001 included a £4 million UK government grant payment in respect of the trial of Living Health, Telewest’s broadband interactive television health service, and revenues of approximately £7 million from HSN Direct International Limited and Screenshop Limited which were disposed of during that year. The period also included revenues of £3 million from the sale of spare analog transponder capacity to BSkyB, which discontinued its analog services during 2001.

The increase in the number of homes receiving programming from Telewest’s content segment resulted principally from former ITV Digital subscribers migrating to platforms carrying Flextech programming. None of the content segment’s wholly owned channels were carried on the ITV Digital platform which was closed in April 2002.

Advertising revenue increased 10.5% despite a market that saw only a 5% overall rise. The content segment’s advertising revenue performance derives from the relative viewing strength of its channels, with its share in pay-television homes growing from 6.1% to 6.6% and its share of basic viewing remaining stable at 20.4% in spite of increased competition in the multi-channel market.

Telewest’s content segment’s share of the net profits of UKTV (its joint venture with BBC Worldwide) is included in share of net losses of affiliates.

COMBINED CABLE AND CONTENT SEGMENTS

Operating Costs and Expenses

Operating Costs and Expenses	Year ended December 31, 2001	Year ended December 31, 2002	Percentage increase/ (decrease)
	(in millions)
Cable programming expenses	£ 142	£ 128	(9.9%)
Cable telephony expenses	235	218	(7.2%)
Content segment expenses	83	70	(15.7%)
Depreciation	469	495	5.5%
Impairment of fixed assets	—	841	—

Total expenses	£ 929	£1,752	88.6%
Selling, general and administrative (SG&A)	497	526	5.8%
Amortization of goodwill	183	—	—
Impairment of goodwill	766	1,445	88.6%

Total Operating Costs and Expenses	£2,375	£3,723	56.8%

Telewest’s operating costs and expenses, before depreciation, impairment of fixed assets, amortization and impairment of goodwill decreased due to reduced cable programming expenses, cable telephony expenses, and content segment expenses, offset in part by increases in SG&A principally caused by higher payroll costs due to its reorganization redundancy program and higher legal and professional costs associated with the Financial Restructuring.

Cable programming expenses decreased principally as the result of lower programming costs resulting from an increase in the number of Telewest’s television subscribers choosing to subscribe to packages with fewer or no premium channels and favorable renegotiations with certain programmers for content contracts. These decreases were partly offset by increased costs of programming for Telewest’s digital television packages, which have more channels than its analog packages.

Decreases in cable telephony expenses resulted from improving rerouting of traffic to least-cost providers, a reduction in termination rates for certain calls, an improvement in the mix of telephony revenue and the non-recurrence of £7 million of cost relating to the carrier services unit expensed in 2001.

The content segment’s expenses consist principally of amortization costs of programming shown on its television channels and the costs of advertising sales those channels receive. The decrease in the content segments cost of sales resulted from lower costs following the closure of transactional businesses in 2001 and 2002 and the costs of a non-recurring sale of programming rights in 2001. The content segment’s cost of sales was 57.9% of the content segment’s revenues (including inter-segmental sales to Telewest) for the year ended December 31, 2002 compared with 58.0% on the same basis for the year ended December 31, 2001.

The increase in depreciation expenses is primarily attributable to additional expenditure for the installation of new subscribers and the upgrade of parts of Telewest’s network. In addition, a charge for impairment of fixed assets amounting to £841 million was recorded in the year ended December 31, 2002 (£0 in 2001) which will result in reduced depreciation expenses going forward as these assets will no longer be depreciated (see below “—Impairment of Assets”).

The increase in SG&A primarily reflected the net increase in employment costs due to redundancy charges associated with an employee reduction program (offset in part by reductions in payroll costs from decreasing numbers of employees), together with legal and professional costs relating to Telewest’s Financial Restructuring and increased expense associated with the marketing of its broadband and digital products, and was partially offset by decreases in other overhead expenses as Telewest continues to achieve cost efficiencies.

Redundancy costs incurred in respect of the reorganization during the year ended December 31, 2002 were approximately £25 million. Legal and professional costs incurred to that date in relation to Telewest’s Financial Restructuring were approximately £22 million. Excluding these redundancy and legal and professional costs,

SG&A would have decreased by £18 million or 3.6% for the year ended December 31, 2002. SG&A increased as a percentage of total operating costs, before depreciation, impairment of fixed assets, amortization and impairment of goodwill from 51.9% for the year ended December 31, 2001 to 55.8% for the year ended December 31, 2002 (and excluding the redundancy and legal and professional costs discussed above, increased to 53.5% on the same basis). Staff costs increased to £275 million for the year ended December 31, 2002 from £257 million for the year ended December 31, 2001, reflecting the redundancy costs associated with the reduction in staffing levels discussed above, offset in part by decreased ongoing payroll costs.

Under SFAS 142, effective from January 1, 2002, goodwill arising from business combinations and intangible assets with indefinite lives is no longer amortized but is subject to annual review for impairment (or more frequently should indications of impairment arise). Goodwill associated with equity-method investments will also no longer be amortized under SFAS 142 but will be subject to impairment testing as part of the investment to which it relates in accordance with APB 18. Accordingly, there was no charge for amortization of goodwill in the year ended December 31, 2002 compared to a charge of £183 million for the year ended December 31, 2001. Following asset impairment reviews in both 2002 and 2001, impairment of goodwill was recorded at £1,445 million for the year ended December 31, 2002 compared with £766 million for the year ended December 31, 2001 (see the text below under the heading “—Impairment of Assets”).

Other Income/(Expense)

	Year ended December 31, 2001	Year ended December 31, 2002 Restated	Percentage increase/ (decrease)
Other income/(expense)	(in millions)
Interest income	£15	£19	26.7%
Interest expense (including amortization of debt discount)	(487)	(528)	8.4%
Foreign exchange gains, net	—	213	—
Share of net losses of affiliates and impairment	(216)	(118)	(45.4%)
Minority interest in losses of subsidiaries, net	1	1	—
Other, net	(3)	36	—

Total other income/(expense), net	£(690)	£(377)	(45.4%)

In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements 4, 44 and 64, Amendment of FASB 13, and Technical Corrections.” SFAS 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for various lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. Telewest adopted this standard from January 1, 2002, and reclassified £15 million from extraordinary items to interest expense for the year ended December 31, 2001. Consequently, the comparative amounts for other income/expense, net, and interest expense have been reclassified in the following text.

Other income/expense, net, before taxation totalled £377 million for the year ended December 31, 2002 and £690 million for the year ended December 31, 2001, a decrease of £313 million or 45.4%. This net decrease resulted from an increase in foreign exchange gains, net, an increase in interest income, a decrease in Telewest’s share of net losses of affiliated companies and impairment, and an increase in other profits, offset by an increase in interest expense.

Higher interest income was generated from the higher cash balances held by Telewest during the year ended December 31, 2002 as a result of unwinding certain foreign exchange contracts and drawdowns under Telewest’s existing senior secured credit facility in advance of funding requirements.

£28 million of the increase in interest expense was primarily as a result of the additional borrowing under Telewest’s bank facilities to fund the continued roll-out of digital television and broadband internet products and for general working capital purposes. Additionally, £11 million of the increase arose on the write-off of deferred financing costs of debentures as a consequence of all notes and debentures being in default and payable on demand as at December 31, 2002.

Foreign exchange gains, net, were the result of the US dollar significantly weakening against the pound sterling during the year ended December 31, 2002. In the previous year, Telewest’s US dollar-denominated debt was substantially hedged. Following the termination of all of its derivative arrangements, Telewest now has a significantly higher proportion of unhedged US dollar-denominated liabilities that have been translated at period-end exchange rates contributing to higher foreign exchange gains as the US dollar has weakened against the pound sterling.

In the three-month period ended March 31, 2002, Telewest determined that it was probable that forecasted future prepayments of principal against outstanding US dollar-denominated debt would not occur. Accordingly, the cumulative adjustment in OCI of £53 million resulting from marking to market the derivative instruments was reclassified from OCI to foreign exchange gains in the statement of operations. Subsequent adjustments of the carrying value of these instruments to fair value are taken directly to the statement of operations as they are incurred.

Telewest’s share of net losses of its affiliated companies and impairment was £118 million for the year ended December 31, 2002 compared with £216 million net losses for the year ended December 31, 2001. Telewest’s share of the net losses of its affiliated companies and impairment in each of the years 2001 and 2002 resulted principally from the impairment of its investments in UKTV and SMG, described below. Telewest’s principal affiliated companies as at December 31, 2002 included UK Gold Holdings Limited, UK Channel Management Limited and Front Row Television Limited.

Other profits/losses, including minority interests in subsidiaries, net, amounted to a net profit of £37 million for the year ended December 31, 2002 compared with a net loss of £2 million in the year ended December 31, 2001. The net profit of £37 million arose primarily as a result of gains of £33 million arising on the disposal of Telewest’s investments in its subsidiary The Way Ahead Group Limited and in an affiliated company, TV Travel Group Limited.

Impairment of Assets

During the years ended December 31, 2002 and 2001, Telewest undertook impairment reviews of its network assets, of goodwill arising on recent acquisitions and of its investments in affiliates acquired in recent years. The reviews covered Telewest’s cable and content reporting units. The principal reasons for the reviews were: a share price decline indicative of a fall in the values of the underlying assets and a softening of the advertising sales market, declining revenue growth and a lower than expected take-up by customers of additional services.

The review in 2002 found evidence of impairment in the value of goodwill arising on the core cable and content reporting unit businesses, the carrying value of network assets and in the value of the affiliated undertaking UKTV. The review in 2001 indicated impairment in the value of goodwill arising in the core content reporting unit business and the investments in the two affiliates, UKTV and SMG. No impairment in the carrying value of the network assets was required in 2001. As a result of the reviews, the carrying amounts of goodwill, fixed assets and the investments in the affiliated undertakings were written down to fair value, resulting in a charge of £1,445 million against goodwill (£766 million in 2001), an impairment of £841 million against fixed assets (£0 in 2001) and a charge of £88 million against the investments in affiliates (£202 million in 2001). These charges have been included in the statement of operations within impairment of goodwill, impairment of fixed assets, and share of net losses of affiliates and impairment, respectively. The estimated fair value of the goodwill and the investment in UKTV was based on projected future cash flows at a post-tax discount rate of 11.5%, which Telewest believed was commensurate with the risks associated with the assets. The projected future cash flows were determined using Telewest’s then current long-range plan for the business, with a terminal value which takes into account analysts’ and other published projections of future trends across pay-television platforms, including the total television advertising market.

Comparison of Years Ended December 31, 2000 and 2001

Flextech was acquired on April 19, 2000 and consolidated into Telewest’s business from that date. Consequently, its results are included in the statements of operations and cash flows for the year ended December 31, 2001 and in respect of the year ended December 31, 2000 from April 19, 2000.

Eurobell was acquired on November 1, 2000 and consolidated into Telewest’s business from that date. Consequently, its results are included in the statements of operations and cash flows for the year ended December 31, 2001 and in respect of the year ended December 31, 2000 from November 1, 2000.

Telewest’s consolidated revenue increased by £185 million or 17.3% from £1,069 million for the year ended December 31, 2000 to £1,254 million for the year ended December 31, 2001. This increase was attributable to revenue increases in consumer cable television and telephony and its business sales division and the full-year impact of Telewest’s merger with Flextech in April of 2000 (approximately £48 million) and the Eurobell acquisition (approximately £58 million).

CABLE SEGMENT

Consumer Sales Division

	Year ended December 31, 2000	Year ended December 31, 2001	Percentage increase/ (decrease)
Consumer Sales Division
Revenue (in millions):
Cable Television	£279	£329	17.9%
Consumer Telephony	445	488	9.7%
Internet and other	16	40	150.0%

Total Consumer Sales Division	£740	£857	15.8%

Average monthly revenue per subscriber	£37.45	£40.03	6.9%
Dual or triple penetration	64.8%	69.0%	6.5%
Number of “triple play” subscribers	4,629	58,802	1,170.3%
Percentage of “triple play” subscribers	0.3%	3.3%	1000.0%
Total residential subscribers	1,691,341	1,765,619	4.4%
Household penetration	35.3%	37.5%	6.2%

Telewest’s consumer sales division revenue increased by £117 million or 15.8% from £740 million for the year ended December 31, 2000 to £857 million for the year ended December 31, 2001. This increase was attributable to the full-year impact of the acquisition of Eurobell (approximately £41 million), an increase in customer homes connected and an increase in average monthly revenue per household.

The increase in residential subscribers resulted particularly from the impact of Telewest’s blueyonder broadband high-speed internet product, the launch of its “Active Digital” services, the launch of its Talk Unlimited telephony product and lower churn rates experienced throughout 2001.

The increase in average monthly revenue per subscriber was attributable to an increase in dual or triple-service subscribers, higher call volumes in residential telephony, higher subscriber revenues generated by Active Digital versus analog television services and retail price increases in Telewest’s basic cable telephony prices in July 2001.

Cable Television Revenue

Cable television revenue increased by £50 million or 17.9% from £279 million for the year ended December 31, 2000 to £329 million for the year ended December 31, 2001. The increase was principally attributable to the full-year impact of the Eurobell acquisition (approximately £10 million), an increase in the number of cable television subscribers connected, retail price increases introduced on July 1, 2001, higher monthly revenues per subscriber generated by Telewest’s Active Digital services, and lower churn rates experienced during the year ended December 31, 2001 compared with 2000, offset in part by lower subscriber revenues from its analog services.

	Year ended December 31, 2000	Year ended December 31, 2001	Percentage increase/ (decrease)
Cable Television
Cable television subscribers—digital	339,195	723,826	113.4%
Cable television subscribers—analog	910,415	617,958	(32.1%)

Total cable television subscribers	1,249,610	1,341,784	7.4%

Percentage of cable television subscribers—digital	27.1%	53.9%	98.9%
Average monthly revenue per digital subscriber	£26.11	£23.20	(11.1%)
Average monthly revenue per analog subscriber	£18.65	£18.98	1.8%
Average monthly revenue per subscriber (analog and digital)	£19.50	£20.75	6.4%
Product penetration	26.1%	28.5%	9.2%
Average cable television subscriber churn	26.0%	18.7%	(28.1%)

The increase in total cable television subscribers resulted from the continued introduction of Active Digital and lower churn rates experienced in the year ended December 31, 2001 compared to 2000.

At December 31, 2001, approximately 27% of Telewest’s digital households had “set up,” a television e-mail account, and approximately 142,000 customers had purchased keyboards for use with its interactive services.

The increase in average monthly revenue per cable television subscriber was primarily due to an increase in the number of Telewest’s Active Digital subscribers and price rises across its basic packages which were introduced from July 1, 2001 (Telewest’s entry package, which included digital television, telephone line rental, interactive services and television e-mail, increased from £9.00 to £9.60 while other basic television packages increased on average by £2.00 each). This was offset in part by an increased percentage of subscribers choosing lower-priced service offerings. Average monthly revenue for digital cable television subscribers was £23.20 for the year ended December 31, 2001 compared with £18.98 for analog cable television subscribers.

Product penetration increased as a result of improved customer take-up of Active Digital packages and a reduction in churn throughout the year. Telewest believes that this reduction in churn was principally attributable to a reduction in Telewest’s digital television fault rate, improved customer satisfaction with its products, services and pricing, and improvements in its customer service.

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

	Year ended December 31, 2000	Year ended December 31, 2001	Percentage increase/ (decrease)
Consumer Telephony
3-2-1 subscribers	1,538,140	1,461,243	(5.0%)
Total Talk subscribers	—	154,566	—

Total residential telephony subscribers	1,538,140	1,615,809	5.0%

Residential telephony penetration	32.2%	34.3%	6.5%
Residential telephone lines	1,706,159	1,762,312	3.3%
Second line penetration	10.9%	9.1%	(16.5%)
Average residential telephony subscriber churn rate	19.8%	16.5%	(16.7%)
Average monthly revenue per line	£22.92	£22.79	(0.6%)
Average monthly revenue per subscriber	£25.54	£25.09	(1.8%)

The increases in the number of residential telephony subscribers and residential lines resulted from the impact of the take-up of Telewest’s telephony product Talk Unlimited, and a decrease in product churn both leading to higher product penetration. Talk Unlimited was launched in May 2001.

Telewest believes the reduction in the average subscriber churn rate is principally attributable to improved customer satisfaction with its products, services and pricing, and improvements in Telewest’s customer service.

Second line penetration decreased in part due to price increases for second lines during the year ended December 31, 2001 and the migration of dial-up internet subscribers to Telewest’s blueyonder broadband internet service.

Although average call volume increased by approximately 34% year on year, Telewest’s average revenue per minute decreased by approximately 26% over the same period. Telewest benefited from a then new increased price structure known as “3-2-1-Free” and a growing number of calls made to mobile operators which boosted telephony revenue per minute. However, these factors were more than offset by the effects of price competition on its telephony charges and a change in the mix of calls made by its telephony subscribers, particularly the increases in the percentage of calls made to internet service providers at lower rates (or at no charge in the case of its own SurfUnlimited subscribers) which increased by approximately 110% year on year, and free cable-to-cable local calls, which increased by approximately 8% since December 31, 2000.

Internet and Other Revenue

Internet and other revenue, which arose wholly in Telewest’s consumer sales division, increased by £24 million or 150% from £16 million in the year ended December 31, 2000 to £40 million in the year ended December 31, 2001. This increase was due entirely to an increase in internet income.

Other revenues were derived from the sale of cable publications and contributed £9 million of revenues in both 2001 and 2000.

	Year ended December 31, 2000	Year ended December 31, 2001	Percentage increase/ (decrease)
Internet Subscribers
Blueyonder broadband	6,893	85,122	1134.9%
Blueyonder SurfUnlimited	104,983	184,034	75.3%
Blueyonder pay-as-you-go	175,387	119,295	(32.0%)

Total internet subscribers	287,263	388,451	35.2%

Blueyonder Broadband
Average subscriber churn rate	—	7.5%	—
Average monthly revenue per subscriber	—	£25.21	—

Telewest recommenced marketing Telewest’s high-speed internet service for home personal computers, “blueyonder broadband internet,” on a national basis from the start of 2001. With the exception of Telewest’s Eurobell and Cabletime areas, Telewest had full coverage across all of its regions.

Business Sales Division

	Year ended December 31, 2000	Year ended December 31, 2001	Percentage increase/ (decrease)
Business Sales Division
Revenue (in millions)	£248	£268	8.1%

Business customer accounts	66,507	72,934	9.7%
Average annualized revenue per customer account	£3,070	£3,137	2.2%

The increase in business sales division revenue was attributable to the full-year impact of the Eurobell acquisition (approximately £17 million), increases in sales of voice and data services primarily to SMEs and an increase in average annualized revenue per customer account, offset by lower revenues contributed by Telewest’s carrier services unit (described below).

Excluding Telewest’s carrier services unit, revenues increased by £39 million or 22.0% from £177 million for the year ended December 31, 2000 to £216 million for the year ended December 31, 2001.

Telewest’s carrier services unit contributed £52 million of revenue for the year ended December 31, 2001 compared with £71 million for the year ended December 31, 2000.

The increase in the sale of voice and data services resulted primarily from an increase in the number of business customer accounts using these services.

Average annualized revenue per customer account increased as Telewest sold additional services to its existing customers.

During the year, Telewest launched a high-speed broadband internet service for small businesses, “blueyonder workwise,” which reached 1,658 subscribers by December 31, 2001. In August 2001, Telewest introduced the first hosted Microsoft Exchange service by any network operator in Europe. This service is available through the blueyonder workwise portal and had attracted 3,500 licenses at December 31, 2001.

CONTENT SEGMENT

Content Segment Revenue

	Year ended December 31, 2000	Year ended December 31, 2001	Percentage increase/ (decrease)
	(in millions, except operating data)
Content Segment
Subscription revenue	£26	£33	26.9%
Advertising revenue	£26	£38	46.2%
Net revenue(1)	£81	£129	59.3%
Number of homes receiving Telewest programming	6.9	7.5	8.7%
Share of the net profits of UKTV	£7	£7	0%
UK television advertising market share	2.7%	3.0%	11.1%

(1)	Net revenue consists of total revenue (subscription revenue, advertising revenue, management fees, transactional and interactive revenue and other revenue) less inter-segmental revenues of £7 million for the period from April 19, 2000 to December 31, 2000 and £14 million for the year ended December 31, 2001.

Telewest’s acquisition of Flextech was completed on April 19, 2000 and the results of Flextech’s content segment were consolidated from that date. Accordingly, no revenues were included for the period from January 1, 2000 to April 18, 2000. For illustrative purposes only, net revenues for the year ended December 31, 2000 were £118 million.

Again, for illustrative purposes only, Telewest’s content segment revenue, before elimination of inter-segmental trading, increased by £14 million or 10.9% from £129 million for the year ended December 31, 2000 to £143 million for the year ended December 31, 2001. The increases for the year resulted primarily from an increase in the number of homes that received programming from Telewest’s content segment, offset in part by lower subscription rates from BSkyB digital television subscribers. Advertising revenues, included within the foregoing revenues, increased during the year despite a decline in UK television national advertising revenue of 10% compared to the previous year. Telewest’s share of basic pay-television viewing fell from 23.1% in the year ended December 31, 2000 to 20.4% in the year ended December 31, 2001. This fall was due primarily to increased competition in the multi-channel television market, where the number of basic television channels increased from 96 in 2000 to 115 in 2001.

COMBINED CABLE AND CONTENT SEGMENTS

Operating Costs and Expenses

	Year ended December 31, 2000	Year ended December 31, 2001	Percentage increase/ (decrease)
	(in millions)
Operating Costs and Expenses
Cable programming expenses	£132	£142	7.6%
Cable telephony expenses	235	235	—
Content segment expenses	46	83	80.4%
Depreciation	423	469	10.9%

Total expenses	£836	£929	11.1%
Selling, general and administrative	445	497	11.7%
Amortization of goodwill	147	183	24.5%
Impairment of goodwill	—	766	—

Total Operating Costs and Expenses	£1,428	£2,375	66.3%

Telewest’s operating costs and expenses, before depreciation, amortization and impairment of goodwill increased principally as a result of the Flextech merger, the Eurobell acquisition and increased selling, general and administrative costs.

Cable programming expenses, including the full-year impact of the Eurobell acquisition of approximately £5 million, increased principally as the result of the increased costs of programming for Telewest’s digital television packages, which had more channels than their analog counterparts. These were largely offset by lower programming expenses resulting from an increase in the number of Telewest’s television subscribers choosing to subscribe to packages with fewer or no premium channels, the elimination on consolidation of programming fees paid for Flextech content and continuing favorable trends in distribution. As a percentage of cable television revenues, programming expenses decreased from 47.3% for the year ended December 31, 2000 to 43.2% for the year ended December 31, 2001. Not accounting for the Flextech merger and the resulting consolidation of programming expenses, programming expenses as a percentage of cable television revenues would have decreased from 49.8% in the year ended December 31, 2000 to 46.5% in the year ended December 31, 2001.

Cable telephony expenses remained constant. These costs are principally payments to third-party network providers for terminating calls that originate on Telewest’s networks (i.e., interconnect charges). As a percentage of consumer telephony and business services revenues, telephony expenses decreased from 33.9% for the year ended December 31, 2000 to 31.1% for the year ended December 31, 2001. These decreases resulted principally from increased telephony penetration and the resulting increase in volume of traffic terminating on Telewest’s network and was in part offset by the increase in the proportion of its total traffic terminating on mobile networks or third-party internet service providers where interconnection charges result in higher unit termination costs.

The content segment’s expenses consist principally of amortization costs of programming shown on its television channels, direct costs associated with its advertising revenues, and costs of products sold through its web and transactional services.

The increase in depreciation expense was primarily attributable to the increased capital expenditure associated with the roll-out of digital services and high-speed data equipment, and the full-year impact of the Eurobell acquisition.

The increase in SG&A primarily reflected the full-year impact of the Eurobell and Flextech acquisitions, the increase in employment costs due to an increase in headcount between December 31, 2000 and 2001 and the expense associated with the launch of Telewest’s digital and high-speed internet products, and was partially offset by a decrease in employee share-based compensation costs to a charge of £2 million in the year ended December 31, 2001 from a charge of £5 million in the year ended December 31, 2000. Excluding share-based compensation costs, SG&A increased marginally as a percentage of total operating costs before depreciation, amortization and impairment from 51.6% in the year ended December 31, 2000 to 51.9% in the year ended December 31, 2001. After capitalization to related property and equipment, staff costs increased to £257 million for the year ended December 31, 2001 from £229 million for the year ended December 31, 2000, reflecting an increase in the average number of employees of approximately 1,350 on a base of approximately 9,300 as at December 31, 2000. This increase in employees reflected Telewest’s enlargement, its continuing focus on customer service and staffing requirements to support high-speed internet and digital television services offset in part by a reduction in the use of contractors for installation.

Total labor and overhead costs capitalized in connection with new subscriber installations and enhancement to Telewest’s networks increased by £27 million or 15.4% from £175 million for the year ended December 31, 2000 to £202 million for the year ended December 31, 2001. The level of capitalized labor and overhead costs increased primarily as a result of increases in installations of digital television services in 2001 and costs for other services related to Telewest’s growing subscriber base.

Amortization expense increased primarily as a result of the merger with Flextech.

Other Income/(Expense)

	Year ended December 31, 2000	Year ended December 31, 2001	Percentage increase/ (decrease)
	(in millions)
Other income/(expense)
Interest income	£15	£15	0.0%
Interest expense (including amortization of debt discount)	(385)	(487)	26.5%
Foreign exchange losses, net	(15)	—	—
Share of net losses of affiliates and impairment	(15)	(216)	1340.0%
Minority interest in losses of subsidiaries, net	1	1	0.0%
Other, net	(3)	(3)	0.0%

Total other income/(expense), net	£(402)	£(690)	71.6%

Other expense, net of income, increased by £288 million or 71.6% from £402 million for the year ended December 31, 2000 to £690 million for the year ended December 31, 2001. This increase consisted primarily of increased interest expense and impairment of investments in affiliates.

Interest expense increased primarily as a result of the additional interest expense incurred from additional borrowing to fund the roll-out of digital television and broadband internet products, acquisitions and general working capital, offset in part by lower interest rates on Telewest’s borrowings under its bank facilities. The additional borrowing included Telewest’s Senior Convertible Notes due 2005, issued in July 2000, and its Accreting Convertible Notes due 2003, issued in connection with the acquisition of Eurobell in November 2000.

In the year ended December 31, 2000, foreign exchange gains and losses arose principally from the fact that the retranslation to sterling of Telewest’s US dollar-denominated debentures and notes using the period-end exchange rate and marking associated derivative instruments to their market value, were recognized within earnings.

Telewest’s share of net losses of its affiliated companies, accounted for under the equity method of accounting, increased principally as a result of the impairment of its investments in SMG and UKTV, noted above.

Other losses, net, in both 2000 and 2001, arose as a result of the disposal of certain investments.

Following the replacement of Telewest’s old senior secured credit facility and the then existing Flextech credit facility during the year ended December 31, 2001, Telewest initially recorded an extraordinary loss of £15 million due to the write-off of the bank facility fees which were being deferred and written off over the life of those facilities. Subsequently in 2002, under SFAS 145 (as described herein), this £15 million has been reclassified from extraordinary items to interest expense. Consequently, the foregoing paragraphs describing other expense, net of income and interest expense reflect such reclassification.

Liquidity and Capital Resources

Telewest has not been able historically to fund its operating expenditure and interest costs through operating cash flow and has therefore incurred substantial indebtedness. In the first half of 2002, a series of circumstances, including the well-publicized downturn in the telecommunications, media and technology sector, increasingly tight capital markets, and the downgrading of Telewest’s corporate credit ratings in March and April 2002, severely limited its access to financing and consequently impaired its ability to service its debt and refinance its existing debt obligations. As a result, since April of 2002, Telewest has been examining options relating to a restructuring of its balance sheet, including entering into detailed negotiations with the Bondholder Committee and a steering committee of its Senior Lenders.

On October 1, 2002, following entry into a preliminary non-binding agreement with the Bondholder Committee, Telewest elected not to pay interest under certain of its notes and debentures and to defer settlement of certain foreign exchange hedging contracts. On November 1, 2003, Telewest did not pay interest on additional debt securities as it fell due and did not pay the principal amount due on an issue of notes. The non-payment of interest and principal, and the decision to defer settlement of certain foreign exchange hedging contracts, ultimately resulted in defaults in respect of each of these debt securities and created a cross-default under Telewest’s existing senior secured credit facility. Telewest has further been informed by the Senior Lenders that steps taken, and expected to be taken, as part of the Financial Restructuring would constitute one or more further defaults under the existing senior secured credit facility. In addition, as a result of provisions made for a VAT judgment and fees incurred in respect of the Financial Restructuring, Telewest has informed the Senior Lenders that it was in breach of two of the financial covenants in its existing senior secured credit facility for the three- month period ended December 31, 2002. Telewest has also informed the Senior Lenders that, as a result of the continuing fees relating to the Financial Restructuring and the tightening of financial covenants on January 1, 2003, it was in breach of two financial covenants for the three-month period ended March 31, 2003. As a result of these defaults, the Senior Lenders and many of Telewest’s other creditors have a right to accelerate their obligations and demand immediate repayment.

In current conditions, Telewest’s directors have been able to permit Telewest to do business and to meet its working capital needs as a direct result of the continued support of its creditors (in generally not calling defaults or accelerating their claims) and the Telewest directors’ belief that the Financial Restructuring is likely to be implemented. Because Telewest is not making current interest and principal payments on its notes and debentures, it is able to finance its remaining working capital needs through available cash and cash generated by its operations. However, Telewest does not believe its creditors will continue to forebear from declaring defaults if the Financial Restructuring is not implemented or if it is not implemented in a timely manner. Without the support of its creditors, Telewest’s directors may have no option but to take steps to petition for some sort of insolvency protection, which could significantly impair Telewest’s ability to operate.

At December 31, 2002, Telewest and its wholly owned finance subsidiary Telewest Jersey had approximately £3.4 billion in debt securities outstanding, £138 million in deferred and unpaid interest outstanding, £2.0 billion drawn-down under the existing senior secured credit facility and £204 million outstanding under capital leases. Telewest’s outstanding notes and debentures, all of which are capable of being accelerated in accordance with the terms that govern them, are as follows:

Security:	Principal Amount at Maturity:	Maturity Date:
5% Accreting Notes due 2003	£255,073,000	November 1, 2003*
5% Accreting Notes due 2003	£34,440,000	November 1, 2003*
5% Accreting Notes due 2003	£4,026,000	November 1, 2003*
Telewest Jersey—6% Senior Convertible Notes due 2005 (guaranteed by Telewest)	$500,000,000	July 7, 2005

Security:	Principal Amount at Maturity:	Maturity Date:
9 5/8% Senior Debentures due 2006	$300,000,000	October 1, 2006
5 1/4% Senior Convertible Notes due 2007	£299,500,000	February 19, 2007
11% Senior Discount Debentures due 2007	$1,536,413,000	October 1, 2007
11 1/4% Senior Notes due 2008	$350,000,000	November 1, 2008
9 7/8% Senior Discount Notes due 2009	£325,000,000	April 15, 2009
9 1/4% Senior Discount Notes due 2009	$500,000,000	April 15, 2009
9 7/8% Senior Notes due 2010	£180,000,000	February 1, 2010
9 7/8% Senior Notes due 2010	$350,000,000	February 1, 2010
11 3/8% Senior Discount Notes due 2010	$450,000,000	February 1, 2010

* Not paid at maturity

If the Financial Restructuring is completed, all of the foregoing notes and debentures, as well as the intercompany loan of the proceeds of Telewest Jersey’s notes to Telewest, and Telewest’s guarantee of those notes, will be cancelled in exchange for the issuance of 98.5% of the common stock of New Telewest to the existing holders of those debt securities and certain other creditors with claims in connection with those debt securities. Completion of the restructuring is subject to significant risks and conditions.

On March 16, 2001, Telewest Communications Networks Limited, a wholly owned subsidiary of Telewest, entered into the existing senior secured credit facility with a syndicate of banks for £2.25 billion. Telewest Communications Networks Limited is referred to as TCN in this Annual Report. The existing senior secured credit facility includes a permitted institutional financing capacity of £250 million, referred to as the ‘Institutional Tranche,’ and also permits under its terms £500 million of leasing and vendor financing. As of December 31, 2002, TCN had received £125 million from GE Capital Structured Finance Group Limited and £20 million from Newcourt Capital (UK) Ltd, pursuant to the Institutional Tranche and Telewest/TCN had £224 million of leasing and other permitted financing. Borrowings on the facility are secured on the assets of Telewest, including partnership interests and shares of subsidiaries. Except for the Institutional Tranche, borrowings bear interest at between 0.5% and 2.00% above LIBOR (depending on the ratio of borrowings to quarterly annualized consolidated net operating cash flow). Borrowings under the Institutional Tranche bear interest at up to 4% above LIBOR. The terms of the facility restrict additional indebtedness, liens, investments, disposals and other activities.

Currently, TCN’s ability to borrow under the facility is restricted by amendments agreed with its Senior Lenders on August 21 and September 27, 2002 which effectively prohibit TCN from further drawdowns under the facility. As at December 31, 2002, £2.0 billion was outstanding under the facility. In connection with the negotiations with TCN’s Senior Lenders, the facility was amended on August 21, 2002, September 27, 2002, February 26, 2003 and May 29, 2003 to, among other things, restrict the level of its permitted borrowings, investments, encumbrances and disposals.

As part of the Financial Restructuring, Telewest and TCN have agreed to the terms of, but not yet executed, a commitment letter with the Senior Lenders pursuant to which TCN’s existing senior secured credit facility will be amended and replaced by the proposed amended senior secured credit facility.

The current terms of the proposed amended senior secured credit facility contemplate total committed credit facilities of term loans of £1,840 million, a committed revolving credit facility of £140 million, a committed overdraft facility of £50 million and an uncommitted term loan facility of £125 million. Of the committed amount of £1,840 million, £1,695 million would mature on December 31, 2005, with the balance of £145 million maturing on June 30, 2006. New Telewest does not expect to be able to generate sufficient free cash flow to be able to repay these facilities and will therefore need to refinance a substantial majority of the proposed amended senior secured credit facility before December 31, 2005. There can be no assurance, however, that this refinancing will be available to Telewest or New Telewest or will be available on acceptable terms.

Upon becoming effective, the proposed amended senior secured credit facility would contain new financial and performance covenants for TCN, the borrower. New Telewest anticipates that TCN will be in compliance with these covenants immediately upon the proposed amended senior secured credit facility becoming effective and following the completion of the Financial Restructuring. Continued compliance, however, will depend on a number of factors, including improvements in New Telewest’s operating performance and cash flow, the level of interest rates, and other factors that may not have been anticipated or which are out of TCN’s control. Although its management believes that TCN will be able to grow at a rate which will allow it to meet those covenants, its inability to do so could entitle its Senior Lenders to accelerate all outstanding debt under that facility. New Telewest is unlikely to have sufficient cash resources to repay the outstanding indebtedness if it is declared immediately due and payable. Moreover, New Telewest will also be obligated to utilize excess cash flow and certain other funds to repay the Senior Lenders.

As indicated above, historically Telewest has not generated sufficient cash flow from its operations to meet its capital expenditure and debt service requirements. If the Financial Restructuring is completed, New Telewest and its subsidiaries will have significantly lower interest expense and principal repayment requirements as a result of the reduction of indebtedness. However, the business of Telewest will continue to require cash to fund its operations (including possible operating losses), capital expenditures and debt service repayments (albeit reduced). In addition, the ability of TCN and its subsidiaries to upstream cash is extremely limited, with the result that no assurance can be given that New Telewest and Telewest UK will have cash available to fund any liabilities that they might incur. New Telewest and Telewest UK are also restricted in their ability to borrow.

The current long-range plan was adopted by existing management as part of Telewest’s attempts to address its financial situation. Telewest expects that when the Financial Restructuring is completed, the directors of New Telewest will review and revise Telewest’s current long-range business plan. Although any changes based on the review of the existing Telewest long-range plan will likely take into account the need to meet the financial and performance covenants in the proposed amended senior secured credit facility, it is not possible to anticipate the impact these changes will have on New Telewest’s liquidity.

Telewest anticipates that, after the Financial Restructuring is completed, New Telewest’s principal sources of funds will be proceeds from the proposed amended senior secured credit facility, additional vendor financing, if available, possible strategic sales of assets, cash in hand and cash flow from operating activities. Future actual funding requirements could exceed currently anticipated requirements. Differences may result from higher-than-anticipated costs, including higher interest costs on the proposed amended senior secured credit facility as a result of higher interest rates generally, higher capital expenditure and/or lower than anticipated revenues. Actual costs, capital expenditure and revenues will depend on many factors, including, among other things, consumer demand for voice, video, data and internet services, the impact on the business of new and emerging technologies, the extent to which consumer preference develops for cable television over other methods of providing in-home entertainment, the development of the interactive e-commerce market, consumer acceptance of cable telephony as a viable alternative to BT’s telephony services, the continued downward pressure on telephony margins and the general economic environment.

New Telewest will, however, continue to be required to devote a significant proportion of its cash flow from operations to the payment of interest on the proposed amended senior secured credit facility, thereby reducing funds available for other purposes. It is possible that New Telewest may continue to incur losses and may not achieve or sustain sufficient cash flow in the future for the payment of interest and/or other purposes.

Capital Expenditure

	Year ended December 31, 2001	Year ended December 31, 2002
	(in millions)
Additions to property and equipment	£653	£461

The decrease in capital expenditure is due to reduced network spend, falling electronic equipment prices and lower levels of customer acquisition. Telewest’s capital expenditure has primarily funded the construction of local distribution networks and its National Network, capital costs of installing customers, and enhancements to its network for new product offerings. The additions in the year ended December 31, 2002 were principally a result of network capacity upgrades and new subscriber installations in connection with Telewest’s roll-out of digital television and broadband internet services.

Notwithstanding that capital expenditures are expected to continue to decrease, Telewest expects to continue to have significant capital needs in the future. With the majority of its network construction complete and substantially all network upgrades necessary for the delivery of telephony and digital services complete, it is anticipated that capital expenditure will be largely driven by the costs associated with the connection of new subscribers (which will vary depending upon the take-up of services) and the replacement of network assets at the end of their useful lives.

Consolidated Statements of Cash Flows

Years Ended December 31, 2000, 2001 and 2002

	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2002
	(in millions)
Net cash provided by/(used in) operating activities	£(4)	£13	£103
Net cash used in investing activities	(556)	(561)	(365)
Net cash provided by financing activities	555	502	638

Net increase/(decrease) in cash and cash equivalents	£(5)	£(46)	£376
Cash and cash equivalents at beginning of year	65	60	14

Cash and cash equivalents at end of year	£60	£14	£390

For the year ended December 31, 2002, Telewest had a net cash inflow from operating activities of £103 million compared with a net inflow of £13 million for the year ended December 31, 2001, and a net outflow of £4 million for the year ended December 31, 2000. The increase in net cash provided by operating activities resulted principally from improved operating results, declining capital expenditures and management of working capital together with the deferral of the payment of interest in advance of the Financial Restructuring.

Telewest incurred a net cash outflow from investing activities of £365 million for the year ended December 31, 2002 compared with £561 million for the year ended December 31, 2001, a decrease of £196 million or 34.9%. Net cash outflow from investing activities for the year ended December 31, 2000 of £556 million was comparable to that for the year ended December 31, 2001. Capital expenditure accounted for £448 million of the total in 2002 compared with £548 million in 2001 and £527 million in 2000, which was offset in part by the proceeds of sales of investments in subsidiary and affiliated companies, as described below. Additions to property and equipment in the year ended December 31, 2002 totaled £461 million, a decrease of £192 million or 29.4% from £653 million for the year ended December 31, 2001. Telewest’s capital expenditure has primarily funded the construction of local distribution networks and the National Network, capital costs of installing customers and enhancements to its network capacity for new product offerings. The additions in the year ended December 31, 2002 were principally a result of network capacity upgrades and new subscriber installations in connection with Telewest’s roll-out of digital television and broadband internet services. At December 31, 2002, 94.3% of the homes passed and marketed in Telewest’s addressable areas were capable of receiving its digital television and broadband internet services.

Net cash provided by financing activities totaled £638 million for the year ended December 31, 2002 compared with £502 million for the year ended December 31, 2001 and £555 million for the year ended December 31, 2000. For the year ended December 31, 2002, net cash provided by financing activities consisted primarily of £640 million in drawdowns from the existing senior secured credit facility and a net £76 million realized on the termination of US dollar/pound sterling exchange rate hedging arrangements offset in part by the repayment of the loan secured on Telewest’s interest in approximately 16.9% of the issued share capital of SMG plc and finance lease payments. Net cash provided by financing activities for the year ended December 31, 2001 included the repayment on March 16, 2001 of £810 million and £122 million under an old senior secured credit facility and a facility at Telewest’s Flextech subsidiary, respectively, with a drawdown from the existing senior secured credit facility. Net cash provided by financing activities for the year ended December 31, 2000 included proceeds of £894 million from the issuance of various notes and net proceeds of £107 million from the maturity of forward contracts offset in part by repayments of £141 million and £260 million under old credit facilities and the existing senior secured credit facility, respectively.

As of December 31, 2002, Telewest had cash balances of £390 million on a consolidated basis (excluding £12 million that was restricted as to use to providing security for leasing obligations). Cash balances increased by

£376 million during the year ended December 31, 2002 mainly as a result of drawdowns from the existing senior secured credit facility, and cash realized on the termination of certain foreign exchange contracts and on the disposals of shareholdings in subsidiary and affiliated companies. As of December 31, 2000 and 2001, Telewest had cash balances of £60 million and £14 million, respectively (excluding £12 million that was restricted, as noted, above in each of 2000 and 2001; and £8 million that was on deposit to guarantee the temporary overdraft facility of an affiliated company in 2001).

Included in the table of contractual obligations shown below is a total of £13 million relating to capital expenditure authorized by Telewest for which no provision has been made in the consolidated financial statements. This amount includes subscriber installations (e.g., set-top boxes) for customer growth, network enhancements and computer projects necessary for the maintenance of the infrastructure of Telewest’s business. In addition, and also included in the table, Telewest has contracted to buy £32 million of programming rights for which the license period has not yet started. These commitments will be funded when required from operating cash flow and available bank facilities. Both of these amounts are shown as being payable in less than one year.

Contractual Obligations and Other Commercial Commitments

Telewest’s contractual obligations and other commercial commitments as at December 31, 2002 are summarized in the tables below.

Contractual Obligations

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	£m	£m	£m	£m	£m

Debt	5,450	5,444	3	3	—
Capital lease obligations	204	77	73	38	16
Operating leases	160	16	28	25	91
Unconditional purchase obligations	782	782	—	—	—
Other long-term obligations	—	—	—	—	—

Total contractual obligations	6,596	6,319	104	66	107

The following table includes information about Telewest’s other commercial commitments as of December 31, 2002. Other commercial commitments are items that Telewest could be obligated to pay in the future. They are not required to be included in the balance sheet.

Other Commercial Commitments

	Amount of Commitment Expiration Per Period
	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	After 5 years
	£m	£m	£m	£m	£m

Guarantees	20	8	12	—	—

Telewest has no other material contractual or other commercial commitments.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Telewest is currently in default of all of its series of bonds for failure to pay interest when due. In addition, Telewest’s wholly owned subsidiary Telewest Finance (Jersey) Limited, is currently in default under its bonds. Set forth below is a chart indicating the indebtedness, the amount of the default and the total arrearage as of the date of this Report. Each of the defaults is a result of failure to pay interest when due.

Indebtedness:	Amount of Default	Total Arrearage
	(in millions)
Telewest’s Senior Secured Credit Facility	£0	£2,000
5% Accreting Notes due 2003*	£293.6	£293.6
Telewest Jersey—6% Senior Convertible Notes due 2005 (guaranteed by Telewest)	$51.1	$551.1
9 5/8% Senior Debentures due 2006	$60.0	$360.0
5 1/4% Senior Convertible Notes due 2007	£24.7	£324.2
11% Senior Discount Debentures due 2007	$354.9	$1,891.3
11 1/4% Senior Notes due 2008	$77.8	$427.8
9 7/8% Senior Discount Notes due 2009	£0	£321.2
9 1/4% Senior Discount Notes due 2009	$0	$494.5
9 7/8% Senior Notes due 2010	£29.6	£208.9
9 7/8% Senior Notes due 2010	$57.5	$406.3
11 3/8% Senior Discount Notes due 2010	$0	$406.7

*	Not paid at maturity

ITEM 15.	CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), Telewest carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2002, being the end of the period covered by this Annual Report. This evaluation was carried out under the supervision and with the participation of Telewest’s Managing Director, Charles Burdick, and Group Finance Director, Mark Luiz. Based upon that evaluation, the Managing Director and Group Finance Director concluded Telewest’s disclosure controls and procedures are effective in timely alerting management to material information relating to Telewest required to be included in its periodic filings with the U.S. Securities and Exchange Commission.

Disclosure controls and procedures are controls and other procedures designed to ensure that information required to be disclosed in Telewest’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Telewest’s reports filed under the Exchange Act is accumulated and communicated to management, including Telewest’s Managing Director and Group Finance Director, to allow timely decisions regarding required disclosure.

During the year ended December 31, 2002, there were no changes in Telewest’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, Telewest’s internal control over financial reporting.

PART III

ITEM 18.	FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-2.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed on the index of exhibits below.

SIGNATURES

Telewest Communications plc hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on its behalf.

Telewest Communications plc

By:	/s/ Barry R. Elson

Name: Barry R. Elson
Title: Acting Chief Executive Officer

March 24, 2004

AUDITED CON SOLIDATED FINANCIAL STATEMENTS

Auditor’s Report

to the board of directors and shareholders of Telewest Communications plc

We have audited the accompanying consolidated balance sheets of Telewest Communications plc and subsidiaries (the Group) as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity/(deficit) and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

The accompanying financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in note 2 to the financial statements, the Group has suffered recurring losses, has a net shareholders deficit and is undergoing financial restructuring and this raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in note 3 to the consolidated financial statements, the 2002 consolidated financial statements have been restated.

As discussed in note 4 to the consolidated financial statements, the Group adopted SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets, in 2002.

As discussed in note 4 to the consolidated financial statements, the Group changed its method of accounting for derivative instruments and hedging activities in 2001.

KPMG Audit Plc

Chartered Accountants

Registered Auditor

London, England

March 26, 2003, except for note 3, which is as of January 16, 2004.

Consolidated Statements of Operations

years ended December 31

		(Note 2)
		2002 Restated	2002 Restated	2001	2000
	Notes	$ million	£ million	£ million	£ million

Revenue
Consumer Sales Division
Cable television		541	336	329	279
Consumer telephony		797	495	488	445
Internet and other		101	63	40	16

		1,439	894	857	740
Business Sales Division		455	283	268	248

Total Cable Segment		1,894	1,177	1,125	988
Content Segment		171	106	129	81

Total revenue		2,065	1,283	1,254	1,069

Operating costs and expenses
Cable programming expenses		206	128	142	132
Cable telephony expenses		351	218	235	235
Content segment expenses		113	70	83	46
Depreciation		797	495	469	423
Impairment of fixed assets		1,353	841	—	—

Cost of sales		2,820	1,752	929	836
Selling, general and administrative expenses		846	526	497	445
Amortization of goodwill		—	—	183	147
Impairment of goodwill		2,326	1,445	766	—

		5,992	3,723	2,375	1,428

Operating loss		(3,927)	(2,440)	(1,121)	(359)
Other income/(expense)
Interest income (including £12 million, £15 million and £15 million in 2002, 2001 and 2000, respectively, from related parties)	22	30	19	15	15
Interest expense (including amortization of debt discount)		(850)	(528)	(487)	(385)
Foreign exchange gains/(losses), net		343	213	—	(15)
Share of net losses of affiliates and impairment		(190)	(118)	(216)	(15)
Other, net		58	36	(3)	(3)
Minority interests in losses of consolidated subsidiaries, net		2	1	1	1

Loss before income taxes		(4,534)	(2,817)	(1,811)	(761)
Income tax benefit	17	45	28	70	6

Net loss		(4,489)	(2,789)	(1,741)	(755)

Basic and diluted loss per ordinary share		$(1.56)	£(0.97)	£(0.60)	£(0.28)
Weighted average number of ordinary shares outstanding (millions)		2,873	2,873	2,880	2,705

All income is derived from continuing operations.

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheets

years ended December 31

		(Note 2)
		2002 Restated	2002 Restated	2001
	Notes	$ million	£ million	£ million

Assets
Cash and cash equivalents		628	390	14
Secured cash deposits restricted for more than one year	21	19	12	20
Trade receivables (net of allowance for doubtful accounts of £12 million and £16 million)		193	120	116
Other receivables	9	110	68	112
Prepaid expenses		43	27	33

Total current assets		993	617	295
Investment in affiliates, accounted for under the equity method, and related receivables	10	605	376	547
Property and equipment (less accumulated depreciation of £3,196 million and £1,873 million)	11	4,182	2,598	3,473
Goodwill (less accumulated amortization of £2,593 million and £1,148 million)	6	719	447	1,892
Inventory	14	45	28	67
Other assets (less accumulated amortization and write offs of £76 million and £47 million)	13	47	29	58

Total assets		6,591	4,095	6,332

Liabilities and shareholders’ funds
Accounts payable		177	110	109
Other liabilities	15	1,019	633	524
Debt repayable within one year	16	8,762	5,444	—
Capital lease obligations repayable within one year		124	77	—

Total current liabilities		10,082	6,264	633
Deferred tax	17	137	85	113
Debt repayable after more than one year	16	10	6	4,897
Capital lease obligations repayable after more than one year		204	127	238

Total liabilities		10,433	6,482	5,881

Minority interests		(2)	(1)	—

Shareholders’ (deficit)/equity
Ordinary shares, 10 pence par value; 4,300 million authorized; 2,873 and 2,886 million issued in 2002 and 2001 respectively		462	287	287
Limited voting convertible ordinary shares, 10 pence par value; 300 million authorized and 82 million and 63 million outstanding in 2002 and 2001 respectively		13	8	8
Additional paid in capital		6,797	4,223	4,224
Accumulated deficit		(11,094)	(6,893)	(4,104)
Accumulated other comprehensive (loss)/income	20	(18)	(11)	37

		(3,840)	(2,386)	452
Ordinary shares held in trust for the Telewest
Restricted Share Scheme and the Telewest Long-Term
Incentive Plan		—	—	(1)

Total shareholders’ (deficit)/equity		(3,840)	(2,386)	451

Total liabilities and shareholders’ equity		6,591	4,095	6,332

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

years ended December 31

	(Note 2)
	2002 Restated	2002 Restated	2001	2000
	$ million	£ million	£ million	£ million

Cash flows from operating activities
Net loss	(4,489)	(2,789)	(1,741)	(755)
Adjustments to reconcile net loss to net cash provided/(utilized) by operating activities
Depreciation	797	495	469	423
Impairment of fixed assets	1,353	841	—	—
Amortization of goodwill	—	—	183	147
Impairment of goodwill	2,326	1,445	766	—
Amortization and write off of deferred financing costs and issue discount on Senior Discount Debentures	184	114	99	147
Deferred tax credit	(45)	(28)	(70)	—
Unrealized (gain)/loss on foreign currency translation	(343)	(213)	(10)	20
Non-cash accrued share based compensation (credit)/cost	(2)	(1)	1	5
Share of net (profits)/losses of affiliates and impairment	(16)	(10)	216	15
Loss on disposal of assets	148	92	4	—
Minority interests in losses of consolidated subsidiaries	—	—	(1)	(1)
Changes in operating assets and liabilities net of effect of acquisition of subsidiaries
Change in receivables	31	19	25	(8)
Change in prepaid expenses	10	6	6	(19)
Change in accounts payable	27	17	3	(2)
Change in other liabilities	160	100	62	70
Change in other assets	24	15	1	(46)

Net cash provided/(utilized) by operating activities	165	103	13	(4)

Cash flows from investing activities
Cash paid for property and equipment	(721)	(448)	(548)	(527)
Cash paid for acquisition of subsidiaries, net of cash acquired	—	—	(6)	(24)
Additional investments in and loans to affiliates	—	—	(26)	(10)
Repayment of loans made to joint ventures (net)	14	9	9	3
Proceeds from disposal of assets	2	1	2	2
Disposal of subsidiary undertaking, net of cash disposed	23	14	8	—
Disposal of associate undertaking, net of cash disposed	95	59	—	—

Net cash used in investing activities	(587)	(365)	(561)	(556)

Cash flows from financing activities
Proceeds from exercise of share options	—	—	6	3
Share issue costs	—	—	—	(13)
Proceeds from issue of Senior Discount Notes and Senior Notes 2010	—	—	—	544
Proceeds from issue of Senior Convertible Notes 2005	—	—	—	330
Proceeds from issue of Accreting Convertible Notes 2003	—	—	30	20
Issue costs of Notes and credit facility arrangement costs	—	—	(41)	—
Net proceeds from maturity of forward contracts	122	76	—	107
Release/(placement) of restricted deposits	13	8	(8)	—
Repayments from borrowings under old credit facilities	(3)	(2)	(824)	(141)
Repayment of SMG equity swap	(53)	(33)	—	—
Proceeds/(repayment) from borrowings under new credit facility	1,030	640	1,393	(260)
Capital element of finance lease repayments	(82)	(51)	(54)	(35)

Net cash provided by financing activities	1,027	638	502	555

Net increase/(decrease) in cash and cash equivalents	605	376	(46)	(5)
Cash and cash equivalents at beginning of year	23	14	60	65

Cash and cash equivalents at end of year	628	390	14	60

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Shareholders’ Equity/(Deficit) and

Comprehensive Loss

	Ordinary	Limited	Shares	Additional	Other	Accumulated	Total
	shares	voting	held in	paid-in	comprehensive	deficit
		shares	trust	capital	loss
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Balance at December 31, 1999	228	6	(2)	2,328	—	(1,608)	952
Ordinary shares issued on exercise of share options	—	—	—	3	—	—	3
Shares issued to acquire Flextech Plc net of issue costs	60	—	—	1,873	—	—	1,933
Accrued share based compensation cost	—	—	—	5	—	—	5
Unrealised gain on deemed disposal of shares in an affiliate	—	—	—	7	—	—	7
Net loss	—	—	—	—	—	(755)	(755)

Balance at December 31, 2000	288	6	(2)	4,216	—	(2,363)	2,145
Unrealised gain/(loss) on derivative financial instruments:
Cumulative effects of accounting change	—	—	—	—	(16)	—	(16)
Amounts reclassified into earnings	—	—	—	—	(5)	—	(5)
Current period increase in fair value	—	—	—	—	57	—	57
Net loss	—	—	—	—	—	(1,741)	(1,741)

Total comprehensive loss							(1,705)
Unrealised gain on deemed partial disposal of investment	—	—	—	—	1	—	1
Ordinary shares issued on exercise of share options	1	—	1	6	—	—	8
Gain on retranslation of investment in an overseas subsidiary	—	—	—	1	—	—	1
Redesignation of ordinary shares	(2)	2	—	—	—	—	—
Accrued share based compensation cost	—	—	—	1	—	—	1

Balance at December 31, 2001	287	8	(1)	4,224	37	(4,104)	451
Unrealised gain/(loss) on derivative financial instruments:
Amounts reclassified into earnings	—	—	—	—	(48)	—	(48)
Net loss (restated)	—	—	—	—	—	(2,789)	(2,789)

Total comprehensive loss (restated)							(2,837)
Accrued share based compensation (credit)/cost	—	—	1	(1)	—	—	—

Balance at December 31, 2002 (restated)	287	8	—	4,223	(11)	(6,893)	(2,386)

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

2    BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Group’s significant estimates and assumptions include capitalisation of labor and overhead costs; impairment of goodwill and long-lived assets (see note 6); and accounting for debt and financial instruments (see note 5). Actual results could differ from those estimates.

The financial statements are prepared on a going concern basis, which the directors believe to be appropriate for the following reasons:

Following the directors’ decision on September 30, 2002 not to pay the interest on certain of the Group’s bonds and other hedging instruments, the Group is now in default of its bonds and its Senior Secured Facility.

These liabilities are now due for repayment in full and the Group is negotiating with its bondholder creditors and bank facility creditors to effect a reorganization of the Group’s debt. This will involve, among other things, the conversion of bond debt to equity and the renegotiation of existing bank facilities. The directors believe the amended facilities will provide the Group with sufficient liquidity to meet the Group’s funding needs after completion of the Financial Restructuring. Further details of the planned Financial Restructuring are included in note 23.

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

The effect on the financial statements as presented, of the going concern basis of preparation being inappropriate, is principally that the book value of tangible fixed assets and investments would be restated from their present value in use to a net realizable value. Whilst the directors believe that the net realizable values would be lower than the current value in use there is insufficient information available for the directors to quantify the difference.

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

The Group faces the following significant risks and uncertainties about:

•	its continued ability to raise finance to fund its operations;

•	its successful execution of its long term business plan, which in turn will affect the Group’s ability to raise further finance under the Senior Secured Facility (see note 16); and

•	the need to meet financial and other covenants relating to debt instruments which have already been issued.

The economic environment and currency in which the Group operates is the United Kingdom and therefore its reporting currency is Pounds Sterling (£). Certain financial information for the year ended December 31, 2002 has been translated into US Dollars ($), with such US Dollar amounts being unaudited and presented solely for the convenience of the reader, at the rate of $1.6095 =£1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2002. The presentation of the US Dollar amounts should not be construed as a representation that the Pounds Sterling amounts could be so converted into US Dollars at the rate indicated or at any other rate.

3    RESTATEMENT

Subsequent to the issuance of our consolidated financial statements as of and for the year ended December 31, 2002, we have determined the need to adjust the classification of debt previously reflected as non-current in the consolidated balance sheet at December 31, 2002 and write off deferred financing costs as at December 31, 2002 relating to the restated debt. The adjustment of debt reclassifies £1,792 million from non-current “Debt repayable after more than one year” to “Debt repayable within one year”. The write off of deferred financing costs decreases other assets and increases interest expense and net loss as at and for the year ended December 31, 2002 by £11 million. There was no impact on the 2001 Consolidated Financial Statements.

These adjustments have been made because the Company recently determined that the effect of non-payment of a hedge contract of £10.5 million in 2002 triggered a default on an additional £1,792 million of bond debt as at December 31, 2002.

We have also determined the need to accrue additional interest of £2 million relating to additional interest for bonds in default as at December 31, 2002. This adjustment increases net loss, interest expense and other liabilities by £2 million as at and for the year ended December 31, 2002.

Balance Sheet (in £ millions)	Restatement Impact on December 31, 2002

	As Reported	As Restated
Other assets	40	29
Total assets	4,106	4,095
Debt repayable within one year	3,652	5,444
Other liabilities	631	633
Total current liabilities	4,393	6,264
Debt repayable after more than one year	1,798	6
Accumulated deficit	(6,880)	(6,893)
Total shareholders’ (deficit)/equity	(2,373)	(2,386)

Consolidated Statement of Operations (in £ millions, except per share data)	Restatement Impact for the year ended December 31, 2002

	As Reported	As Restated
Interest expense	(515)	(528)
Net loss	(2,776)	(2,789)
Basic and diluted loss per ordinary share	£(0.97)	£(0.97)

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

Consolidated Statement of Shareholders’ Equity/(Deficit) and Comprehensive Loss (in £ millions)	Restatement Impact on December 31, 2002

	As Reported	As Restated
Total comprehensive loss	(2,824)	(2,837)

4    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Business Combinations and Goodwill and Other Intangible Assets

In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires all business combinations undertaken after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill arising from business combinations and intangible assets with indefinite lives are no longer amortized but are subject to annual review for impairment (or more frequently should indications of impairment arise). Goodwill associated with equity- method investments will also no longer be amortized upon adoption of SFAS 142, but will be subject to impairment testing as part of the investment to which it relates in accordance with Accounting Principles Board Opinion No. (“APB”) 18, The Equity Method of Accounting for Investments in Common Stock. Separable intangible assets that do not have indefinite lives will continue to be amortized over their estimated useful lives and will be subject to review for impairment in accordance with SFAS 144 (see below). The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. For goodwill and intangible assets acquired prior to July 1, 2001, the Group was required to adopt SFAS 142 effective January 1, 2002. As of January 1, 2002 the Group had £2,199 million of unamortized goodwill, £1,892 million of which related to business combinations and £307 million of which related to equity-method investments.

Impairment under SFAS 142 is measured using a two-step approach, initially based on a comparison of the reporting unit’s fair value to its carrying value; if the fair value is lower, then the second step compares the implied fair value of the goodwill with its carrying value to determine the amount of the impairment. In connection with SFAS 142’s transitional goodwill impairment evaluation, the Statement required the Company to perform an assessment of whether there was an indication that goodwill was impaired as of the date of adoption of January 1, 2002. The Company compared the individual carrying value of its two reporting units, Cable and Content, to their respective fair values. The fair values of the respective reporting units were determined from an analysis of discounted cash flows based on the Company’s budgets and long-range plan. The discounted cash flow analysis was performed at a reporting unit level. At January 1, 2002 the fair values of both reporting units were greater than their respective carrying values and therefore the adoption of SFAS 142 on January 1, 2002, had no impact on the Company’s financial position or results of operations.

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

Property and equipment

Property and equipment is stated at cost. Depreciation is provided to write-off the cost, less estimated residual value, of property and equipment by equal instalments over their estimated useful economic lives as follows:

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

Deferred financing costs

Direct costs incurred in raising debt are deferred and recorded on the consolidated balance sheet in other assets. The costs are amortized to the consolidated statement of operations at a constant rate to the carrying value of the debt over the life of the obligation. Deferred financing costs in respect of bond debt in default are written off immediately to the consolidated statement of operations.

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

Telewest has evaluated its legal retirement obligations in relation to all of its tangible long-lived assets and specifically in relation to the buildings that it occupies and its network assets. Buildings, which are held under operating leases, do not specify a fixed refurbishment payment, but instead specify a standard of physical restoration for which Telewest is responsible. Telewest attempts to maintain properties on an ongoing basis to the standard required by the lease and consequently would not expect to have significant additional relevant obligations in respect of its leased properties. Also Telewest believes that it has no legal or constructive retirement obligations in relation to its network assets, all located in the United Kingdom, as there is no legal requirement for Telewest to retire such assets. The Group does not therefore believe the adoption of SFAS 143 will have a material impact on the financial statements.

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

SFAS 146 Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS 146 applies to costs associated with an exit activity that do not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. The Group does not believe the adoption of this statement will have a material impact on its financial position or results of operations.

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

In November 2002, the FASB issued FASB Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (‘FIN 45’), which addresses the disclosure to be made by a guarantor in its financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. It requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Group has adopted the disclosure requirements and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. To date the Company has not entered into or modified guarantees.

In January 2003, the FASB issued FASB Interpretation 46, Consolidation of Variable Interest Entities (FIN 46) which interprets Accounting Research Bulletin (ARB) 51, Consolidated Financial Statements. FIN 46 clarifies the application of ARB 51 with respect to the consolidation of certain entities (variable interest entities – ‘VIEs’) to which the usual condition for consolidation described in ARB 51 does not apply because the controlling financial interest in VIEs may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIEs and the holder of a significant variable interest in VIEs to disclose certain information relating to their involvement with the VIEs. The provisions of FIN 46 apply immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year beginning after June 15, 2003, to VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003. To comply with the transitional provisions of FIN 46, Telewest has evaluated its existing structures to determine whether it is reasonably likely that it would be required to consolidate or disclose information about a VIE’s nature, purpose, size and activities, together with Telewest’s maximum exposure to loss. Telewest is also required to disclose the anticipated impact of adoption of FIN 46 on its financial statements.

Telewest has 50% joint venture interests in two affiliates, UKTV, a joint venture with the BBC, and Front Row Television Limited (“Front Row”), a joint venture with NTL, both of which are accounted for under the equity method, and neither of which are considered VIEs. Management believes that both UKTV and Front Row are businesses as defined by EITF 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, and FIN 46, Consolidation of Variable Interest Entities (Revised December 2003), and, accordingly, does not consider that either consolidation or additional disclosures are required. Telewest does not otherwise make use of traditional VIE structures in its business and does not currently securitize its receivables or other financial assets. The Group does not therefore believe that the impact of the adoption of FIN 46 will have a material effect on its financial statements.

5    FINANCIAL INSTRUMENTS

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

The Group has increased its foreign exchange risk since the discontinuation of hedge accounting as described below. The Group continues to monitor this risk until the Financial Restructuring is completed when the US Dollar-denominated debt instruments will be swapped for equity and the foreign exchange risk is minimised.

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

Hedges of variable rate debt

As described in note 16 to the consolidated financial statements, the Group has a Senior Secured Facility with a syndicate of banks and a further amount from an Institutional Tranche (“Institutional Tranche”). Drawdowns under the Senior Secured Facility and the Institutional Tranche bear interest at 0.75% to 2.00% above LIBOR and up to 4% above LIBOR respectively, so the Group is exposed to variable cash flows arising from changes in LIBOR. The Group hedges these variable cash flows by the use of interest rate swaps. The interest rate swaps can be summarised as follows:

Effective dates	Maturities	Notional principal	Receives	Pays

1/2/1997 – 7/1/2002	12/31/2003 – 3/31/2005	£900m	6-month LIBOR	5.475% – 7.3550%

In June 2002, the Group reviewed the effectiveness as hedges of the derivative instruments hedging our exposure to fluctuations in interest rates on its long-term bank debt. The review concluded that continued designation of these instruments as hedges was no longer appropriate and hedge accounting was discontinued with immediate effect. The dedesignation of these instruments as hedges resulted in a transfer of £7 million from cumulative OCI to interest expense within the Statement of Operations. Any movements in the value of the derivatives after June 2002 are recorded within interest expense.

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

		At December 31, 2002		At December 31, 2001
	Carrying amount	Fair value	Carrying amount	Fair value
	£ million	£ million	£ million	£ million

Financial instruments – assets
Foreign exchange forward contracts	—	—	131	131
Foreign currency swaps	—	—	15	15

Financial instruments – liabilities
Interest rate swap agreements	(34)	(34)	(25)	(25)
Foreign exchange forward contracts	—	—	(4)	(4)

Debt obligations
Accreting Convertible Notes 2003	282	62	268	268
Senior Convertible Notes 2005	311	130	344	234
Senior Debentures 2006	186	39	206	155
Senior Convertible Notes 2007	300	63	300	174
Senior Discount Debentures 2007	955	200	1,059	803
Senior Notes 2008	217	46	226	185
Senior Discount Notes 2009	563	108	505	308
Senior Notes 2010	394	83	378	315
Senior Discount Notes 2010	222	46	185	136
Senior Secured Facility	2,000	2,000	1,360	1,360
Other debt	20	20	66	66

The estimated fair values of the financial instruments specified above are based on quotations received from independent, third-party financial institutions and represent the net amounts receivable or payable to terminate the position. The estimated fair values of the Debentures and Notes are also based on quotations from independent third-party financial institutions and are based on discounting the future cash flows to net present values using appropriate market interest rates prevailing at the year end.

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

6    IMPAIRMENT OF ASSETS AND GOODWILL

During the year ended December 31, 2002, the Group undertook an impairment review of its network assets, of goodwill arising on recent acquisitions and of its investments in affiliates acquired in recent years. The review covered the Cable and Content reporting units. The principal reasons for the review were: a share price decline indicative of a fall in the values of the underlying assets and a softening of the ad-sales market, declining revenue growth and a lower than expected customer take-up of additional services.

The review found evidence of impairment in the value of goodwill arising on the core Cable and Content reporting units and in the value of the affiliated undertaking UKTV. The carrying amounts of goodwill, fixed assets and the investments in the affiliated undertakings were written down to fair value, resulting in a charge of £1,445 million against goodwill, an impairment of £841 million against fixed assets and a charge of £88 million against the investments in affiliated undertakings. These charges have been included in the statement of operations within impairment of goodwill, impairment of fixed assets and share of net losses of affiliates and impairment, respectively. The estimated fair value of the goodwill and the investment in UKTV was based on projected future cash flows at a post-tax discount rate of 11.5% which the Group believes is commensurate with the risks associated with the assets. The projected future cash flows were determined using the Company’s ten-year plan for the business, with a terminal value which takes into account analysts’ and other published projections of future trends across pay-TV platforms, including the total television advertising market.

The changes in the carrying amount of goodwill for the years ended December 31, 2002 and 2001 by reporting unit are as follows:

	Cable £ million	Content £ million	Total £ million

Balance as of January 1, 2001	1,394	1,409	2,803
Addition in year	11	—	11
Amortization in year	(83)	(73)	(156)
Impairment of goodwill	—	(766)	(766)

Balance as of January 1, 2002	1,322	570	1,892
Impairment of goodwill	(1,016)	(429)	(1,445)

Balance as of December 31, 2002	306	141	447

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

Amortization expense related to goodwill was £183 million (including £27 million related to equity investment goodwill) for the year ended December 31, 2001 (£147 million for the year ended December 31, 2000). The following table reconciles previously reported net income as if the provisions of SFAS 142 were in effect in 2001 and 2000:

	2002 Restated	2001	2000
	£ million	£ million	£ million

Net loss Reported net loss	(2,789)	(1,741)	(755)
Add back amortization of goodwill	—	183	147

Adjusted net loss	(2,789)	(1,558)	(608)

	Pence	Pence	Pence

Basic and diluted net loss per share Reported net loss per share	(97)	(60)	(28)
Add back amortization of goodwill	—	6	5

Adjusted net loss per share	(97)	(54)	(23)

7    BUSINESS COMBINATIONS

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

On April 19, 2000 the Company acquired the entire issued share capital of Flextech Plc (“Flextech”), a company engaged in broadcast media activities, for a total consideration of £1,978 million. This comprised 601 million shares of 10p each and acquisition costs of £31 million. The value attributed to the shares issued was 323.85 pence per share, being the average share market price for a five day period around December 17, 2000, the day the terms of the acquisition were agreed to and announced. The acquisition was accounted for using the purchase method of accounting. The goodwill arising on acquisition of Flextech was £1,382 million. As described in note 16, the Group has undertaken an impairment review of goodwill. As a result of the review, a charge of £429 million has been made.

On November 1, 2000 the Company acquired the entire issued share capital of Eurobell (Holdings) PLC (“Eurobell”), from Deutsche Telekom (“DT”) and agreed to pay initial and deferred consideration to DT, (as discussed below), in the form of 5% Accreting Convertible Notes due 2003. The aggregate principal amount of such Notes, following agreement of the deferred consideration, is £254 million. The terms of the Accreting Convertible Notes are described in note 16 to these financial statements.

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

8    SUPPLEMENTAL DISCLOSURES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash paid for interest was £287 million, £335 million and £164 million for the years ended December 31, 2002, 2001 and 2000, respectively.

During 2002 there were no significant non-cash investing activities. The amounts stated for 2001 represent the purchase of Rapid Travel. The amounts stated for 2000 represent the purchase of Flextech and Eurobell. These transactions are described in note 7 to the consolidated financial statements.

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

9    OTHER RECEIVABLES

		At December 31
	2002	2001
	£ million	£ million

Interconnection receivables	7	2
Accrued income	32	68
Other	29	27
Foreign currency swap	—	15

	68	112

Accrued income primarily represents telephone calls made by Cable Division subscribers and Business Services Division customers that have not been billed as at the accounting period end. The period of time over which billings have not been billed varies between two days and four weeks.

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

10    INVESTMENTS

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

Summarized combined financial information for such affiliates which operate principally in the cable television, broadcasting and interactive media industries is as follows:

		At December 31
	2002	2001
	£ million	£ million

Combined financial position
Current assets	61	162
Property and equipment, net	—	54
Intangible assets, net	—	112
Other assets, net	31	7

Total assets	92	335

Current liabilities	42	133
Debt	176	66
Other liabilities	—	557
Owners’ equity	(126)	(421)

Total liabilities and equity	92	335

		Year ended December 31
	2002	2001	2000
	£ million	£ million	£ million

Combined operations
Revenue	128	408	406
Operating expenses	(103)	(324)	(343)

Operating profit	25	84	63
Interest expense	(12)	(38)	(30)

Net profit	13	46	33

			At December 31
		2002	2001
		£ million	£ million

The Group’s investments in affiliates are comprised as follows:
Goodwill		—	27
Loans		208	260
Share of net assets		168	260

		376	547

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

11    PROPERTY AND EQUIPMENT

	Land	Buildings	Cable and ducting	Electronic equipment	Other equipment	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Acquisition costs
Balance at January 1, 2002	6	133	3,186	1,424	597	5,346
Additions	—	7	269	135	50	461
Disposals	—	(2)	—	—	(11)	(13)

Balance at December 31, 2002	6	138	3,455	1,559	636	5,794

Accumulated depreciation
Balance at January 1, 2002	—	45	894	661	273	1,873
Charge for the year	—	10	159	223	103	495
Impairment	—	39	678	90	34	841
Disposals	—	(2)	—	—	(11)	(13)

Balance at December 31, 2002	—	92	1,731	974	399	3,196

2002 Net book value	6	46	1,724	585	237	2,598

Acquisition costs
Balance at January 1, 2001	6	119	2,630	1,393	552	4,700
Additions	—	14	556	31	52	653
Disposals	—	—	—	—	(7)	(7)

Balance at December 31, 2001	6	133	3,186	1,424	597	5,346

Accumulated depreciation
Balance at January 1, 2001	—	35	546	605	225	1,411
Charge for the year	—	10	348	56	55	469
Disposals	—	—	—	—	(7)	(7)

Balance at December 31, 2001	—	45	894	661	273	1,873

2001 Net book value	6	88	2,292	763	324	3,473

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

12    VALUATION AND QUALIFYING ACCOUNTS

		Balance at January 1	Acquisition of subsidiaries	Additions charged to costs and expenses	Deductions	Balance at December 31
		£ million	£ million	£ million	£ million	£ million

2002	Deferred tax valuation allowances	901	—	382	—	1,283
	Allowance for doubtful accounts	16	—	—	(4)	12

2001	Deferred tax valuation allowances	733	—	168	—	901
	Allowance for doubtful accounts	19	—	3	(6)	16

2000	Deferred tax valuation allowances	491	38	204	—	733
	Allowance for doubtful accounts	13	5	14	(13)	19

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

13    OTHER ASSETS

The components of other assets, net of amortization and write offs, are as follows:	At December 31
	2002 Restated £ million	2001 £ million

Deferred financing costs of debentures	—	22
Deferred financing costs of Senior Secured Facility	29	36

	29	58

During the year £11 million of deferred financing costs of debentures were written off in connection with bond debt default. 14 INVENTORY
	2002 £ million	At December 31 2001 £ million

Raw materials and consumables	—	1
Inventories of spare capacity and duct held for resale	4	36
Programming inventory	24	30

	28	67

15 OTHER LIABILITIES
Other liabilities are summarized as follows:		At December 31
	2002 Restated £ million	2001 £ million

Deferred income	111	114
Accrued construction costs	64	67
Accrued programming costs	21	24
Accrued interconnect costs	17	39
Accrued interest	222	111
Accrued staff costs	10	35
Accrued expenses	42	41
Other liabilities	146	93

	633	524

16    DEBT

Debt is summarized as follows at December 31, 2002 and 2001:

	Weighted average interest rate			2002	2001
	2002	2001	2000	£ million	£ million

Accreting Convertible Notes 2003	5%	5%	5%	282	268
Senior Convertible Notes 2005	6%	6%	6%	311	344
Senior Debentures 2006	9.625%	9.625%	9.625%	186	206
Senior Convertible Notes 2007	5.25%	5.25%	5.25%	300	300
Senior Discount Debentures 2007	11%	11%	11%	955	1,059
Senior Notes 2008	11.25%	11.25%	11.25%	217	226
Senior Discount Notes 2009	9.875%	9.875%	9.875%	287	261
Senior Discount Notes 2009	9.25%	9.25%	9.25%	276	244
Senior Notes 2010	9.875%	9.875%	9.875%	394	378
Senior Discount Notes 2010	11.375%	11.375%	11.375%	222	185
Senior Secured Facility	6.223%	7.265%	7.553%	2,000	1,360
Other debt	6.7%	6.767%	7.432%	20	66

				5,450	4,897

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

Notes and debentures

		Principal at maturity million	Original maturity date	Earliest redemption date	Interest rate

Accreting Convertible Notes 2003	GBP	294	November 1, 2003	November 1, 2003	5%
Senior Convertible Notes 2005	USD	500	July 7, 2005	July 7, 2003	6%
Senior Debentures 2006	USD	300	October 1, 2006	October 1, 2000	9.625%
Senior Convertible Notes 2007	GBP	300	February 19, 2007	March 9, 2003	5.25%
Senior Discount Debentures 2007	USD	1,537	October 1, 2007	October 1, 2000	11%
Senior Notes 2008	USD	350	November 1,2008	November 1, 2003	11.25%
Senior Discount Notes 2009	GBP	325	April 15, 2009	April 15, 2004	9.875%
Senior Discount Notes 2009	USD	500	April 15, 2009	April 15, 2004	9.25%
Senior Notes 2010	GBP	180	February 1, 2010	February 1, 2005	9.875%
Senior Notes 2010	USD	350	February 1, 2010	February 1, 2005	9.875%
Senior Discount Notes 2010	USD	450	February 1, 2010	February 1, 2005	11.375%

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

The unamortized portion of the discounts on issue of the Senior Discount Notes 2009 and Senior Discount Notes 2010 was £73 million and £58 million respectively. The discount on issue is being amortized up to the first call dates of the bonds, such as to produce a constant rate of return on the carrying amount.

The indentures under which the Debentures and Notes were issued contain various covenants, which among other things, restrict the ability of the Group to incur additional indebtedness, pay dividends, create certain liens, enter into certain transactions with shareholders or affiliates, or sell certain assets. As part of its refinancing, the Group elected not to pay: the interest due on October 1, 2002 on its Senior Debentures 2006 and its Senior Discount Debentures 2007; the interest due on November 1, 2002 on its Senior Notes 2008; and the interest due on January 7, 2003 on its Senior Convertible Notes 2005. The non-payment of interest constitutes a default event under the terms of these four bonds. As a consequence of the non-payment of hedge contracts of £10.5 million, all of the remaining bonds were also in default as at December 31, 2002.

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

Senior Secured Facility

On March 16, 2001 the Group entered into a new senior secured credit facility (the “Senior Secured Facility”) with a syndicate of banks for £2 billion, of which £1,855 million was drawn down at December 31, 2002. The Group is also able to raise a further £250m from institutional investors (the “Institutional Tranche”) of which £145 million was drawn down at December 31, 2002. The first drawdowns under the Senior Secured Facility were used to repay amounts owed under the old senior secured credit facilities.

Borrowings under the Senior Secured Facility are secured on the assets of the Group including the partnership interests and shares of subsidiaries and bear interest at 0.75% to 2.0% over LIBOR (depending on the ratio of borrowings to quarterly, annualized, consolidated net operating cash flow). Borrowings under the Institutional Tranche bear interest at up to 4% above LIBOR.

The Senior Secured Facility contains cross-default clauses with other debt instruments. As a result of the Group being in default of its Debentures and Notes, it is in default on the Senior Secured Facility. In addition, on March 14, 2003, Telewest notified its Senior Lenders that, as a result of the exceptional items incurred in 2002 and their impact on Telewest’s net operating cash flow, it would breach certain financial covenants under its bank facility in respect of the quarter ended December 31, 2002.

The Group is renegotiating its bank facilities and debt financing arrangements. Further details of the Financial Restructuring are included in note 23.

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

Maturity Profile

As a consequence of the defaults referred to above, the Group’s long-term debt has been disclosed as repayable within one year. The original Maturity Profile of the Group’s long-term debt was as follows:

2002 £ million

2003	3,652
2004	1
2005	316
2006	—
2007	300
2008 and thereafter	1,181

5,450

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

17    INCOME TAXES

Loss before income taxes is solely attributable to the United Kingdom.

The provisions for income taxes follow:

	2002 £ million	2001 £ million	2000 £ million

Deferred tax benefit	28	70	6

A reconciliation of income taxes determined using the statutory UK rate of 30% (2001: 30%) to the effective rate of income tax is as follows:

	Year ended December 31
	2002%	2001%	2000%

Corporate tax at UK statutory rates	(30)	(30)	(30)
Write down of goodwill	15	—	—
Change in valuation allowance	14	26	31

	(1)	(4)	1

Deferred income tax assets and liabilities at December 31, 2002 and 2001 are summarized as follows:

	2002 £ million	2001 £ million

Deferred tax assets relating to:
Fixed assets	763	410
Net operating loss carried forward	494	465
Other—investments	26	26

Deferred tax asset	1,283	901
Valuation allowance	(1,283)	(901)
Investments in affiliates	(85)	(113)

Deferred tax liability per balance sheet	(85)	(113)

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

18    SHAREHOLDERS’ EQUITY

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

During 2001 the Company issued 7 million ordinary shares of 10 pence each upon exercise of employee share options. Total consideration received was £6 million. In addition the Company redesignated 20 million ordinary shares of 10 pence each into 20 million limited voting convertible ordinary shares of 10 pence each.

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

19    SHARE-BASED COMPENSATION PLANS

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

Compensation cost recognized for share option grants and awards is as follows:

	2002	2001	2000
	£ million	£ million	£ million

LTIP	(1)	—	5
Executive Share Option Scheme	—	1	2
EPP	—	1	1

	(1)	2	8

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

	2002 Restated	2001	2000
	£ million	£ million	£ million

Net loss
as reported	(2,789)	(1,741)	(755)
pro forma	(2,766)	(1,750)	(757)

	Pence	Pence	Pence

Basic and diluted loss per share
as reported	(97)	(60)	(28)
pro forma	(96)	(61)	(28)

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

A summary of the status of the Company’s performance-based share option plans as of December 31, 2002, 2001, and 2000 and changes during the years ended on those dates are presented below:

	Number of shares	2002 Weighted average exercise price	Number of shares	2001 Weighted average exercise price	Number of shares	2000 Weighted average exercise price

Outstanding at beginning of year	97,699,837	136.4p	52,503,409	173.2p	17,028,622	110.0p
Adjustments during the year	—	—	—	—	4,457,322	143.8p
Granted	—	—	53,709,994	98.8p	35,154,239	205.1p
Exercised	—	—	(1,210,816)	78.2p	(2,501,964)	114.9p
Forfeited	(7,642,594)	126.0p	(7,302,750)	134.3p	(1,634,810)	208.8p

Outstanding at end of year	90,057,243	137.3p	97,699,837	136.4p	52,503,409	173.2p

Options exercisable at year end	36,358,298	141.4p	16,577,655	132.0p	14,938,772	129.8p

Weighted average fair value of options granted during the year		—		69.7p		33.9p

The adjustments during 2000 arose as a result of the transfer in of former Flextech outstanding options.

Share options are forfeited due to employees leaving the Group before their share options become exercisable.

The following table summarizes information about the Company’s performance-based share option plans outstanding at December 31, 2002.

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding at December 31, 2002	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2002	Weighted average exercise price

65.7 – 76.8p	13,890,131	7.4 yrs	74.2p	6,307,995	73.3p
81.5 – 82.5p	2,025,479	8.6 yrs	81.7p	257,834	81.7p
84.6 – 99.9p	2,212,140	2.5 yrs	89.2p	2,212,140	89.0p
102.0 – 109.1p	33,133,132	8.2 yrs	103.8p	10,574,594	103.6p
114.0 – 125.9p	11,133,884	7.5 yrs	119.2p	3,890,521	120.1p
130.4 – 142.9p	982,642	4.2 yrs	139.1p	982,642	139.1p
160.0 – 170.0p	1,502,207	7.3 yrs	166.2p	709,386	167.7p
202.4 – 235.0p	23,883,741	7.5 yrs	229.4p	10,638,164	228.5p
237.3 – 249.4p	543,216	7.1 yrs	239.7p	268,467	240.9p
274.3 – 276.5p	361,832	6.4 yrs	276.4p	332,813	276.4p
289.0 – 294.8p	388,839	6.8 yrs	291.2p	183,742	291.7p

65.7 – 294.8p	90,057,243	7.6 yrs	137.3p	36,358,298	141.4p

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

A summary of the status of the Company’s fixed share option plan as of December 31, 2002, 2001, and 2000 and the changes during the years ended on those dates are presented below:

	Number of shares	2002 Weighted average exercise price	Number of shares	2001 Weighted average exercise price	Number of shares	2000 Weighted average exercise price

Outstanding at beginning of year	21,519,334	80.5p	26,635,135	91.1p	11,679,289	116.9p
Adjustments during the year	—	—	—	—	654,868	126.2p
Granted	—	—	9,205,135	60.3p	17,946,934	88.3p
Exercised	—	—	(4,380,809)	57.3p	(876,216)	98.1p
Forfeited	(12,550,048)	82.3p	(9,940,127)	100.4p	(2,769,740)	187.6p

Outstanding at end of year	8,969,286	78.0p	21,519,334	80.5p	26,635,135	91.1p

Options exercisable at year end	36,272	159.1p	72,926	98.0p	4,443,443	57.1p

Weighted average fair value of options granted during the year	—	—	—	33.3p	—	39.1p

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

Deferred compensation cost relating to RSS is £38,000 (2001: £478,000).

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

Deferred compensation cost relating to the LTIP is £nil (2001: £189,000).

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

Share awards are forfeited due to employees leaving the Group before their share options become exercisable.

Deferred compensation cost relating to the EPP is £80,000 (2001: £419,000).

20    ACCUMULATED OTHER COMPREHENSIVE INCOME

	2002 Gains/(losses) on mark to market of cash flow hedges £ million	2001 Gains/(losses) on mark to market of cash flow hedges £ million

Balance at January 1	37	—
Cumulative effect of accounting change	—	(16)
Amounts reclassified into earnings	(48)	(5)
Current period increase in fair value	—	57
Unrealised gain on deemed partial disposal of investment	—	1

Balance at December 31	(11)	37

The amounts reclassified into earnings are detailed in note 5.

21    COMMITMENTS AND CONTINGENCIES

Restricted cash

At December 31, 2002, the Group has cash restricted as to use of £12 million which provides security for leasing obligations.

Other commitments

The amount of capital expenditure authorized by the Group for which no provision has been made in the consolidated financial statements is as follows:

	2002	2001
	£ million	£ million

Contracted	13	28

In addition the Group has contracted to buy £28 million of programming rights for which the license period has not yet started.

Capital and operating leases

The Group leases a number of assets under arrangements accounted for as capital leases, as follows:

	Acquisition costs	Accumulated depreciation	Net book value
	£ million	£ million	£ million

At December 31, 2002 :
Electronic equipment	283	(185)	98
Other equipment	118	(58)	60
At December 31, 2001 :
Electronic equipment	290	(187)	103
Other equipment	109	(43)	66

Depreciation charged on these assets was £44 million and £45 million for the years ended December 31, 2002 and 2001 respectively.

The Group leases business offices and uses certain equipment under lease arrangements accounted for as operating leases. Minimum rental expense under such arrangements amounted to £21 million, £19 million and £17 million for the years ended December 31, 2002, 2001 and 2000, respectively and is included in depreciation expense detailed in note 11.

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

Future minimum lease payments under capital and operating leases are summarized as follows as of

December 31, 2002:

	Capital leases	Operating leases
	£ million	£ million

2003	89	25
2004	46	18
2005	38	14
2006	29	13
2007	19	12
2008 and thereafter	13	91

	234
Imputed interest	(30)

	204

It is expected that, in the normal course of business, expiring leases will be renewed or replaced.

The Group leases capacity on its network to other telecommunications companies. These leases are accounted for as operating leases and revenues received are recognized over the life of the leases as follows:

£ million

2003	5
2004	5
2005	3
2006	1
2007	1
2008 and thereafter	5

The assets held under these leases are accounted for as follows:

	Acquisition costs	Accumulated depreciation	Net book value
	£ million	£ million	£ million

At December 31, 2002
Cable and ducting	45	(5)	40
At December 31, 2001
Cable and ducting	45	(3)	42

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

22    RELATED-PARTY TRANSACTIONS

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

In 2001 Sit-Up Limited (“Sit-Up ”) became a related party when the Group sold its shareholding in Screenshop to Sit-Up in return for a 36.36% shareholding.

Nature of transactions

The Group had a £10 million loan facility with Liberty. Interest charged on this loan was £nil in 2001 and £1 million in 2000. The balance due to Liberty at December 31, 2000 was £17 million including accrued interest and was repaid in 2001.

The Group purchases software and consultancy services from Microsoft, on normal commercial terms. Purchases in the year ended December 31, 2002 amounted to £1 million (2001: £2 million, 2000: £2 million). The balance outstanding in respect of these purchases was £nil at December 31, 2002, 2001 and 2000.

The Group has billed overheads and costs incurred on their behalf to UKTV, TVT and Sit-Up of £11 million, £1 million and £1 million (2001: £8 million, £3 million and £1 million, 2000: £7 million, £10 million and £nil) respectively. The Group has also made a loan to UKTV. Interest charged on this loan was £12 million (2001: £12 million, 2000: £15 million). Amounts due from UKTV, TVT and Sit-Up at December 31, 2002 were £208 million, £1 million and £4 million respectively (2001: £218 million, £28 million and £nil and 2000: £229 million, £31 million and £nil respectively).

In the normal course of its business the Group purchases programming from UKTV on normal commercial terms. Purchases in the year ended December 31, 2002 were £13 million (2001: £9 million, 2000: £7 million). The balance due to UKTV at December 31, 2002 was £nil (2001: £2 million, 2000: £nil).

23    SUBSEQUENT EVENTS AND FINANCIAL RESTRUCTURING

The Group is renegotiating its bank facilities and debt financing arrangements. Further details of the proposed Financial Restructuring are as follows:

On September 30, 2002, we announced that we had reached a preliminary agreement relating to a financial restructuring (the “Financial Restructuring”) with an ad hoc committee of our bondholders (“the Bondholder Committee”). That agreement provides for the cancellation of all outstanding notes and debentures (the “Notes”), representing approximately £3.4 billion of indebtedness, issued by the Company and Telewest Finance (Jersey) Limited and certain other unsecured foreign exchange hedge contracts (the “Hedge Contracts”) of the Company in exchange for New Ordinary Shares (“New Shares”) representing 97% of the issued share capital of the Company immediately after the Financial Restructuring. The Company’s current ordinary shareholders will receive the remaining 3% of the Company’s issued ordinary share capital.

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

We also announced on September 30, 2002 that we were deferring payment of interest under certain of our Notes and the settlement of the Hedge Contracts. Such non-payment continues and has resulted in defaults under the Group’s bank facilities and its bonds. Based on one such default, in respect of non-payment of approximately £10.5 million to a Hedge Contract counter-party, that counter-party has filed a petition for the winding-up of the Company with a UK court. The Company intends to deal with this claim as part of the overall restructuring of its unsecured debt obligations and does not believe that the legal action will delay or significantly impede the Financial Restructuring process. The Company will of course continue to meet its obligations to its suppliers and trade creditors and this legal action is expected to have no impact on customer service.

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

The terms of the amended and restated bank facilities are as follows:

•	the amended facilities total £2,155 million, comprising term loans of £1,840 million, £190 million of committed overdraft and revolving credit facilities and an uncommitted term facility of £125 million;

•	the amended facilities do not amortise; and the majority of the facilities will mature on December 31, 2005 with the balance maturing on June 30, 2006;

•	financial covenants will be re-set to reflect the Company’s new business plan; and

•	the pricing on the facilities will be increased to reflect market sentiment.

These amended facilities will replace the Group’s existing bank facilities (the “Senior Secured Facility”) and are, as noted above, conditional on various matters, including the satisfactory finalisation of arrangements for dealing with foreign exchange creditors and the completion of our balance sheet restructuring. These amended credit facilities will provide the Company with substantial liquidity, which is expected to be sufficient to see the Company through to cash flow positive after completion of the Financial Restructuring.

Negotiations are continuing with the Bondholder Committee, the Company’s senior lenders and certain other major stakeholders with a view to the timely completion of the Financial Restructuring.

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

24    QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	2002
	Total Restated	Fourth quarter* Restated	Third quarter	Second quarter	First quarter
	£ million	£ million	£ million	£ million	£ million

Revenue	1,283	307	323	334	319
Gross profit (after £841 million fixed asset impairment charge in the fourth quarter)	(469)	(764)	97	100	98
Operating loss	(2,440)	(2,349)	(31)	(29)	(31)
Finance expenses, net	(296)	(65)	(70)	(61)	(100)
Net loss	(2,789)	(2,471)	(134)	(59)	(125)
Basic and diluted loss per ordinary share	(97p )	(86p )	(5p )	(2p )	(4p )

*	In the fourth quarter the Group recorded a goodwill impairment charge of £1,445 million, wrote down the value of its investments in affiliates by £130 million and recorded a fixed asset impairment charge of £841 million.

	2001
	Total	Fourth quarter*	Third quarter	Second quarter	First quarter
	£ million	£ million	£ million	£ million	£ million

Revenue	1,254	329	312	315	298
Gross profit	325	91	85	83	66
Operating loss	(1,121)	(844)	(83)	(87)	(107)
Finance expenses, net	(472)	(131)	(104)	(95)	(142)
Net loss	(1,741)	(1,122)	(192)	(185)	(242)
Basic and diluted loss per ordinary share	(60p )	(38p )	(7p )	(6p )	(9p )

*	In the fourth quarter the Group recorded a goodwill impairment charge of £766 million and wrote down the value of its investments in affiliates by £202 million.

Finance expenses include foreign exchange gains and losses on the retranslation or valuation of US Dollar-denominated financial instruments using period end exchange rates and market valuations.

25    SEGMENTAL INFORMATION

The Group applies SFAS 131, Disclosures about Segments of an Enterprise and Related Information. SFAS 131 establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, and geographic areas. Operating segments are defined as a component of an enterprise that (a) engages in business activities from which it may earn revenues and incur expenses, (b) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (c) for which discrete financial information is available. The Group’s chief operating decision-maker is its Acting Chief Executive Officer. The Group operates two operating segments; Cable and Content. The chief operating decision-maker receives disaggregated financial and subscriber data for the Cable segment, covering; telephony, television and internet product lines, while support, service and network costs are compiled at the operating segment level. The internet product lines comprise internet sales and until November 2002, when the sales ceased, sales of cable publications. The Content operating segment supplies TV programming to the UK pay-TV broadcasting market and its operating results, which are naturally separate from the Cable operating segment, are regularly reviewed by the chief operating decision-maker.

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

The following tables present summarized financial information relating to the reportable segments for each of the three years ended December 31, 2002:

	Note 2 2002 Restated $ million	2002 Restated £ million	2001 £ million	2000 £ million

CABLE SEGMENT
Cable television	541	336	329	279
Consumer telephony	797	495	488	445
Internet and other	101	63	40	16

Total Consumer Sales Division	1,439	894	857	740
Business Sales Division	455	283	268	248

Third party revenue	1,894	1,177	1,125	988
Operating costs and expenses	(1,333)	(828)	(822)	(757)
Depreciation[3]	(2,134)	(1,326)	(453)	(392)
Amortization of goodwill[2]	(1,635)	(1,016)	(82)	(86)

Operating loss	(3,208)	(1,993)	(232)	(247)

Share of net loss of affiliates	—	—	(5)	(6)
Additions to property and equipment	737	458	649	587
Investment in affiliates	5	3	2	3
Goodwill	492	306	1,322	1,394
Total assets	5,833	3,624	5,093	5,146

CONTENT SEGMENT

Content Segment	195	121	143	88
Inter-segmental[1]	(24)	(15)	(14)	(7)

Third party revenue	171	106	129	81
Operating costs and expenses	(183)	(114)	(135)	(101)
Depreciation[3]	(16)	(10)	(16)	(31)
Amortization of goodwill[2]	(691)	(429)	(867)	(61)

Operating loss	(719)	(447)	(889)	(112)

Share of net loss of affiliates and impairment	(190)	(118)	(211)	(9)
Additions to property and equipment	5	3	4	8
Investment in affiliates	600	373	545	781
Goodwill	227	141	570	1,409
Total assets	758	471	1,239	2,178

TOTAL

Cable television	541	336	329	279
Consumer telephony	797	495	488	445
Internet and other	101	63	40	16

Total Consumer Sales Division	1,439	894	857	740
Business Sales Division	455	283	268	248

Total Cable Segment	1,894	1,177	1,125	988
Content Segment	195	121	143	88
Inter-segmental[1]	(24)	(15)	(14)	(7)

Total revenue	2,065	1,283	1,254	1,069
Operating costs and expenses	(1,516)	(942)	(957)	(858)
Depreciation[3]	(2,150)	(1,336)	(469)	(423)
Amortization of goodwill[2]	(2,326)	(1,445)	(949)	(147)

Operating loss	(3,927)	(2,440)	(1,121)	(359)
Other expense[2]	(607)	(377)	(690)	(402)
Income tax benefit	45	28	70	6

Net loss	(4,489)	(2,789)	(1,741)	(755)

Share of net loss of affiliates and impairment	(190)	(118)	(216)	(15)
Additions to property and equipment	742	461	653	595
Investment in affiliates	605	376	547	784
Goodwill	719	447	1,892	2,803
Total assets	6,591	4,095	6,332	7,324

[1]	Inter-segmental revenues are revenues from sales in our Content Segment which are costs in our Cable Segment and are eliminated on consolidation.
[2]	In the fourth quarter of 2002, the Group recorded a goodwill impairment charge of £1,445 million and wrote down the value of its investments in affiliates by £130 million. In the fourth quarter of 2001, the Group recorded a goodwill impairment charge of £766 million and wrote down the value of its investments in affiliates by £202 million.
[3]	In the fourth quarter of 2002 the Group recorded a fixed asset impairment charge of £841 million.

Exhibit Index
1.1	Memorandum of Association of the Company. (Incorporated by reference to the Company’s Registration Statement on Form 8-B, filed with the Securities and Exchange Commission on September 22, 1995, as amended.)
1.2	Amended and Restated Articles of Association of the Company. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)
2.1	Senior Debenture Indenture, dated as of October 3, 1995, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)
2.2	Senior Discount Debenture Indenture, dated as of October 3, 1995, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)
2.3	Form of Senior Debenture (included in Exhibit 2.1).
2.4	Form of Senior Discount Debenture (included in Exhibit 2.2).
2.5	Deposit Agreement, dated as of October 3, 1995, between the Company and The Bank of New York, as Book-Entry Depositary. (Incorporated by reference to the Company’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)
2.6	Indenture, dated as of November 9, 1998, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)
2.7	Form of Senior Note (included in Exhibit 2.6).
2.8	Deposit Agreement between the Company and The Bank of New York, as Book-Entry Depositary, dated as of November 9, 1998. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)
2.9	Registration Rights Agreement, dated November 9, 1998, among the Company, Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated and TD Securities (USA) Inc. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)
2.10	Indenture, dated as of February 19, 1999, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)
2.11	Form of Senior Convertible Note (included in Exhibit 2.10).
2.12	Deposit and Custody Agreement among the Company, Citibank (Channel Islands) Limited, as Book-Entry Depositary, Citibank, N.A., Brussels Branch, as Note Custodian, and The Bank of New York, as Trustee, dated February 19, 1999. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)
2.13	Indenture, dated as of April 15, 1999, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company’s Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)
2.14	Form of Senior Discount Note (included in Exhibit 2.13).
2.15	Dollar Deposit Agreement between the Company and The Bank of New York, as Book-Entry Depositary, dated as of April 15, 1999. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 13, 2000 (Registration No. 333-11630).)
2.16	Sterling Deposit Agreement among the Company, The Bank of New York Trust Company (Cayman) Ltd., as Book-Entry Depositary, and The Bank of New York, as Note Custodian, dated as of April 15, 1999. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 13, 2000 (Registration No. 333-11630).)
2.17	Registration Rights Agreement, dated April 15, 1999, among the Company, Donaldson, Lufkin & Jenrette International, CIBC Wood Gundy plc, Chase Manhattan International Limited and Salomon Brothers International Limited. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 13, 2000 (Registration No. 333-11630).)
2.18	Loan Agreement by and among Telewest Communications Networks Limited and certain of the Company’s subsidiaries and associated partnerships, as borrower, The Bank of New York, CIBC World Markets plc, Chase Manhattan plc and Toronto-Dominion Bank Europe, Limited, as lead arrangers, the banks and financial institutions listed therein and CIBC Markets World Markets plc as agent and security trustee, dated as of May 17, 1999. (Incorporated by reference to the Company’s Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)
2.19	Indenture, dated January 25, 2000, between the Company and The Bank of New York, as Trustee. (1)
2.20	Form of Senior Discount Note (included in Exhibit 2.19).
2.21	Form of Senior Note (included in Exhibit 2.19).
2.22	Dollar Deposit Agreement, dated as of January 25, 2000, among the Company, The Bank of New York, as book-entry depositary, The Bank of New York, as trustee, and the holders and beneficial owners of certificateless depositary interests. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on September 1, 2000 (Registration No. 333-12462).)
2.23	Sterling Deposit Agreement, dated as of January 25, 2000, among the Company, The Bank of New York Trust Company (Cayman) Limited, as book-entry depositary, The Bank of New York, as note custodian, The Bank of New York, as Trustee, and the holders and beneficial owners of certificated depositary interests. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on September 1, 2000 (Registration No. 333-12462).)
2.24	Registration Rights Agreement, dated January 25, 2000, among the Company, Donaldson, Lufkin & Jenrette International, Bank of America International Limited, Deutsche Bank AG London and Salomon Brothers International Limited. ( Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on September 1, 2000 (Registration No. 333-12462).)
2.25	Indenture, dated July 7, 2000, among the Company, Telewest Finance (Jersey) Limited and The Bank of New York, as Trustee. (1)
2.26	Form of Senior Convertible Note (included in Exhibit 2.25).
2.27	Loan Agreement, dated March 16, 2001, for Credit Facilities of £2,000,000,000 together with an Institutional Facility of up to £250,000,000, among Telewest Communications Networks Limited and the parties named therein. (Incorporated by reference to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on May 24, 2002.)

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
4.35	Agreement Relating to the Merger of Flextech and the Company, dated December 16, 1999, between the Company and Flextech. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)
4.36	Employment Agreement, dated December 1, 1999, between Anthony W.P. Stenham and the Company. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)
4.37	Form of Service Agreement between Mark Luiz and Flextech plc, as amended. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)
4.38	Form of Service Agreement between Adam Singer and Flextech plc. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)
4.39	Employment Agreement, dated October 21, 1998, between Stephen Cook and the Company. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)
4.40	Form of the Telewest 2000 All Employee Share Scheme. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)
4.41	Amendment Agreement Relating to the Revised New Relationship Agreement, dated as of May 18, 2001, between Microsoft, Liberty Media International, Inc., Liberty UK Holdings, Inc., Liberty UK, Inc. and the Company (Incorporated by reference to Amendment No. 3 to Statement on Schedule 13-D of Liberty Media filed with the Securities and Exchange Commission on November 23, 2001.)
4.42	Appointment as Non-Executive Chairman of the Board of Directors of the Company, effective from December 1, 1999, as amended, between Anthony W.P. Stenham and the Company. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)
4.43	Telewest Long Term Incentive Plan. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)
4.44	Telewest Equity Participation Plan. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)
4.45	Amendment to Service Agreement, dated October 14, 1998, between Charles Burdick and the Company. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)
7	Computation of deficiency of earnings to fixed charges.(1)
8	List of Subsidiaries of the Company. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)
12.1*	Certification pursuant to Rule 15d-14(a), as adopted by Section 302 of the Sarbanes-Oxley Act of 2002, signed by Barry R. Elson, Acting Chief Executive Officer.
12.2*	Certification pursuant to Rule 15d-14(a), as adopted by Section 302 of the Sarbanes-Oxley Act of 2002, signed by Neil Smith, Group Finance Director.
12.3*	Certification pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, signed by Barry R. Elson, Acting Chief Executive Officer.
12.4*	Certification pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, signed by Neil Smith, Group Finance Director.

*	Filed herewith.

(1)	Incorporated by reference to the company’s 2002 Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2003.

(2)	Portions of this agreement have been accorded confidential treatment by the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.

(3)	Portions of this agreement have been accorded confidential treatment by the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.