Form 20-F
period 2003-12-31
TELEWEST COMMUNICATIONS PLC /NEW/
filed 2004-05-18
CIK 949606

As filed with the Securities and Exchange Commission on May 18, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 0-26840

Telewest Communications plc

(Exact Name of Registrant as Specified in Its Charter)

England and Wales

(Jurisdiction of Incorporation or Organization)

160 Great Portland Street, London, W1W 5QA, United Kingdom +44 20 7299 5000

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

2,873,656,260 Ordinary Shares of 10 pence each

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

INTRODUCTION

References in this Annual Report to “Telewest” and the “Company” are to Telewest Communications plc.

References in this Annual Report to the “Telewest Group,” the “Group,” the “Combined Group,” “we,” “us” and “our” are to Telewest and its consolidated subsidiaries and references to the Telewest Group as of a specified date or for a specified period give effect to the acquisitions of Flextech plc, “Flextech,” General Cable PLC, “General Cable” and Eurobell (Holdings) PLC, “Eurobell,” and the outstanding interests in Birmingham Cable Corporation Limited, “Birmingham Cable” and Cable London plc, “Cable London” from the date of each respective acquisition.

References in this Annual Report to “New Telewest” are to Telewest Global, Inc., which was incorporated in the US state of Delaware as a wholly owned subsidiary of Telewest. As a result of a financial restructuring of Telewest’s balance sheet, “Financial Restructuring,” New Telewest will become the holding company for the operating companies that currently carry on the business of Telewest. Currently, New Telewest has no assets, other than the shares of Telewest UK Limited, or “Telewest UK”, a subsidiary newly formed under the laws of England and Wales. Telewest UK currently has no assets. Neither New Telewest nor Telewest UK has any operating history.

Financial Restructuring

Since Telewest’s flotation in 1994, it has incurred substantial operating and net losses and has incurred substantial borrowings principally to fund the capital costs of its network construction and operations and the acquisition of UK cable assets. Telewest incurred these substantial borrowings during a period when the UK cable industry, which has a considerably shorter history than its US counterpart, was being established. Borrowings generally reflected expectations for growth that were based on subscription levels experienced by US cable companies during similar stages of their development, the anticipated impact of regulatory and technological changes in the UK which permitted Telewest to offer telephony and internet services in addition to cable television, and a belief that Telewest would be able to refinance existing debt as it matured. Penetration rates for services offered by Telewest and other UK cable companies have not, however, historically equalled penetration rates achieved in the US and revenues from these services have in aggregate been considerably lower than expected. In addition, in the first half of 2002, a series of circumstances, including the well-publicized downturn in the telecommunications, media and technology sector, increasingly tight capital markets, and the downgrading of Telewest’s corporate credit ratings in March and April 2002, severely limited Telewest’s access to financing and consequently impaired Telewest’s ability to service its debt and refinance its existing debt obligations. In response to these developments, in April 2002 Telewest began exploring a number of options to address its funding requirements, including discussions with, among others, an ad hoc committee of its noteholders, referred to as the Bondholder Committee, and its senior lenders, referred to as the Senior Lenders (where the context requires Senior Lenders also refers to the senior lenders under the proposed amended senior secured credit facility).

After extensive negotiations with the Bondholder Committee, the Senior Lenders and other creditors of Telewest, the terms, conditions and structure of the Financial Restructuring were substantially agreed between the Bondholder Committee, W.R. Huff Asset Management Co. L.L.C., the Senior Lenders and certain major shareholders. Among other things, completion of the Financial Restructuring will result in:

•	the cancellation of all of the outstanding notes and debentures of Telewest and its finance subsidiary, Telewest Finance (Jersey) Limited, or “Telewest Jersey”, in return for the distribution of 98.5% of the common stock of New Telewest, and the distribution of the remaining 1.5% of the common stock of New Telewest to Telewest’s eligible shareholders. This will reduce the total outstanding indebtedness of the business by approximately £3.8 billion to approximately £2.0 billion and significantly reduce interest expense;

•	the execution of a senior secured credit facility;

•	the reorganization of Telewest’s corporate structure under New Telewest; and

i

•	the cessation of dealings in Telewest shares on the London Stock Exchange and Telewest ADRs on the Nasdaq National Market, and the quotation of New Telewest’s common stock on the Nasdaq National Market.

As soon as practicable upon completion of the Financial Restructuring, Telewest and Telewest Jersey are expected to be placed in solvent liquidation by their respective shareholders.

Completion of the Financial Restructuring is subject to a number of conditions that will need to be satisfied or waived subsequent to the date of the registration statement on Form S-4 filed by New Telewest on April 28, 2004. These conditions include the following:

•	shareholder approval;

•	creditor approval of the Telewest and Telewest Jersey schemes;

•	court approval of the Telewest and Telewest Jersey schemes;

•	the satisfaction of the conditions to the schemes by the later of July 27, 2004 or 60 days after any vote by scheme creditors, subject to such vote occurring on or before July 12, 2004;

•	the grant by a US Bankruptcy Court of discretionary orders enjoining claims in the United States against Telewest and Telewest Jersey;

•	satisfaction of all of the conditions precedent to the proposed amended senior secured credit facility, or any alternative refinancing, or their satisfaction being conditional only on the effectiveness of the schemes of arrangement; and

•	the termination by Liberty Media of its relationship agreement with Telewest.

If the Financial Restructuring is not completed, Telewest’s Senior Lenders may seek to enforce their security interest over the majority of Telewest’s assets through the appointment of a receiver for the shares of Telewest Communications Networks Limited, or “TCN”, held by Telewest or an administrative receiver for TCN. If Telewest’s board of directors is not able to satisfy itself within a short period of time that an alternative financial restructuring would likely be successful, the directors are likely to have little alternative but to petition for some form of insolvency procedure for Telewest in order to protect Telewest’s assets for the benefit of all of Telewest’s creditors. This is likely to consist of either administration or insolvent liquidation.

Forward-looking Statements

This Annual Report contains statements that are, or may be deemed to be forward-looking statements within the meaning of US securities laws. These forward-looking statements relate to future events or Telewest’s or New Telewest’s future financial performance, including, but not limited to, strategic plans, potential growth (including penetration of developed markets and opportunities in emerging markets), product introductions and innovation, meeting customer expectations, planned operational changes (including product improvements), expected capital expenditures, future cash sources and requirements, liquidity, customer service improvements, cost savings and other benefits of acquisitions or joint ventures—potential and/or completed—that involve known and unknown risks, uncertainties and other factors that may cause New Telewest’s or its businesses’ actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by any forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of those terms or other comparable terminology.

There are a number of important factors that could cause Telewest’s, or, if the Financial Restructuring is completed, New Telewest’s, actual results and future development to differ materially from those expressed or implied by those forward-looking statements, including, but not limited to:

•	Telewest’s ability to successfully conclude the restructuring of its balance sheet;

•	the extent to which Telewest or New Telewest is able to compete with other providers of broadband internet services, including British Telecommunications plc;

ii

•	the extent to which consumers regard cable telephony as an attractive alternative to telephony services provided by, for example, British Telecommunications plc, or the emergence of voice-over-internet protocol as a viable alternative to cable telephony;

•	the extent to which Telewest or New Telewest is able to successfully compete with mobile network operators;

•	the extent to which Telewest or New Telewest is able to retain its current customers and attract new customers;

•	the extent to which Telewest or New Telewest is able to migrate customers to additional products or services or to high-margin products or services;

•	the extent to which regulatory and competitive pressures in the UK telephony market continue to reduce prices;

•	Telewest’s or New Telewest’s ability to develop and introduce attractive interactive and high-speed data services in a rapidly changing and highly competitive business environment;

•	Telewest’s or New Telewest’s ability to penetrate markets and respond to changes or increases in competition;

•	Telewest’s or New Telewest’s ability to compete against digital television service providers, including British Sky Broadcasting Group plc and Freeview, by increasing its digital customer base;

•	Telewest’s or New Telewest’s ability to compete with other internet service providers;

•	Telewest’s or New Telewest’s ability to have an impact on, or respond to, new or changed government regulations;

•	Telewest’s or New Telewest’s ability to improve operating efficiencies, including through cost reductions;

•	Telewest’s or New Telewest’s ability to maintain and upgrade Telewest’s network in a cost-efficient and timely manner;

•	adverse changes in the price or availability of telephony interconnection or cable television programming; and

•	disruption in supply of programming, services and equipment.

Unless otherwise required by applicable securities laws, Telewest and New Telewest disclaim any intention or obligation to publicly update or revise any of the forward-looking statements after the date of this Annual Report to conform them to actual results, whether as a result of new information, future events or otherwise. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the caption “Risk Factors” on page 4 in this Annual Report which describe risks and factors that could cause results to differ materially from those projected in those forward-looking statements.

These risk factors may not be exhaustive. Other sections of this Annual Report may describe additional factors that could adversely impact Telewest’s or New Telewest’s business and financial performance. Telewest operates, and it is expected that New Telewest will operate, in a continually changing business environment, and new risk factors may emerge from time to time. Management cannot anticipate all of these new risk factors, nor can they definitively assess the impact, if any, of new risk factors on Telewest or New Telewest or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

iii

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

The economic environment in which we operate is the UK and hence our reporting currency is pounds sterling. On May 13, 2004 the Noon Buying Rate of the Federal Reserve Bank of New York was £1 =$1.7584.

Sources of Information

All information concerning the number of homes “passed” (homes for which Telewest has completed network construction) or homes “passed and marketed” is based on physical counts made by Telewest during its network construction or marketing phases. In the case of homes for which the network construction or marketing was completed by another operator, the information on the number of homes “passed” or “passed and marketed” is based on the records of the relevant operator. All information concerning the franchise areas covered by General Cable, Birmingham Cable, Cable London and Eurobell before their respective acquisitions by Telewest has been provided by, or derived from data provided by, General Cable, Birmingham Cable, Cable London and Eurobell, as the case may be. All information in this Annual Report concerning Flextech’s share of basic television viewing is based on data measured by Broadcasters’ Audience Research Board Limited. All other statistics in this Annual Report relating to Telewest’s content segment are based on information compiled by independent agencies or by Flextech’s or Telewest’s management.

Industry Terms

References in this Annual Report to homes “passed” are to homes in respect of which we have completed network construction.

Executive Offices

The principal executive offices of Telewest and New Telewest are located at 160 Great Portland Street, London W1W 5QA, England. The telephone number for Telewest and New Telewest is (+44) 20 7299 5000.

A.	Selected financial data

The following table presents Telewest’s selected historical consolidated financial data for each of the fiscal years 1999, 2000, 2001, 2002 (restated) and 2003. The consolidated financial statements for the five fiscal years ended December 31, 2003 have been audited by KPMG Audit plc, independent accountants, and have been presented in accordance with US GAAP. The selected historical financial and operating data should be read in conjunction with, and are qualified in their entirety by reference to, “Item 5—Operating and Financial Review and Prospects” and Telewest’s historical consolidated financial statements and notes thereto, each of which is included elsewhere in this Annual Report.

Subsequent to the issuance of its consolidated financial statements as of and for the year ended December 31, 2002, Telewest determined the need to adjust the classification of debt previously reflected as long term in the consolidated balance sheet (£1.8 billion at December 31, 2002), to write off associated deferred financing costs of £11 million and to account for default interest in respect of unpaid interest on defaulted notes and debentures (£2 million at December 31, 2002). As a result of the adjustments, the information presented in the following table with respect to the year ended December 31, 2002 differs from that initially presented in Telewest’s filings with the US Securities and Exchange Commission. See Note 3 to Telewest’s consolidated financial statements on page F-9 of this Annual Report.

After completion of the Financial Restructuring, the financial statements of New Telewest will reflect the application of “fresh start” accounting as described in Statement of Position “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” or SOP 90-7, issued by the American Institute of Certified Public Accountants. The adoption of “fresh start” accounting will result in the determination of the reorganization value of New Telewest which will be allocated to assets in conformity with the procedures specified by Financial Accounting Standards Board, or FASB, Statement No. 141 and each liability will be stated at the then present value of the amount to be repaid. “Fresh start” accounting is expected to change the value of New Telewest’s tangible and intangible assets with an associated change in its future depreciation and amortization expense as compared to Telewest’s financial statements included elsewhere in this Annual Report.

Telewest has historically presented its financial statements both on the basis of US GAAP and on the basis of UK GAAP. The financial statements with respect to Telewest and its consolidated subsidiaries included in this Annual Report have been prepared in accordance with US GAAP, and are presented in pounds sterling, which is Telewest’s operating currency. The financial statements of New Telewest, which is a Delaware corporation, will in the future be prepared in accordance with US GAAP and presented in pounds sterling. New Telewest will not present its financial statements on the basis of UK GAAP in the future.

	Year ended December 31,
	1999(1)	2000(2)	2001	2002 Restated	2003	2003(3)
	(in millions, except per share data)
Statement of Operations Data:
Revenue
Consumer Sales Division
Cable television	£258	£279	£329	£336	£317	$565
Consumer telephony	334	445	488	495	470	839
Internet and other(4)	17	16	40	63	120	214

	609	740	857	894	907	1,618
Business Sales Division	177	248	268	283	278	496

Total Cable Segment	786	988	1,125	1,177	1,185	2,114
Content Segment	–	81	129	106	113	202

Total revenue	£786	£1,069	£1,254	£1,283	£1,298	$2,316

Operating Costs and Expenses:
Cable programming expenses	£132	£132	£142	£128	£125	$223
Cable telephony expenses	158	235	235	218	193	344
Content segment expenses	–	46	83	70	81	145
Depreciation	305	423	469	495	389	694
Impairment of fixed assets(5)	–	–	–	841	–	–

Cost of sales	595	836	929	1,752	788	1,406
Selling, general and administrative expenses	307	445	497	526	490	874
Amortization	62	147	183	–	–	–
Impairment of goodwill(5)	–	–	766	1,445	–	–

Total operating costs and expenses	£964	£1,428	£2,375	£3,723	£1,278	$2,280

Operating (loss)/profit	£(178)	£(359)	£(1,121)	£(2,440)	£20	$36
Other income/(expenses)
Interest income	7	15	15	19	24	43
Interest expense (including amortization of debt discount)(6)	(313)	(385)	(487)	(528)	(488)	(871)
Foreign exchange (losses)/gains, net	(49)	(15)	–	213	268	478
Share of net (losses)/profits of affiliates and impairment(5)	(6)	(15)	(216)	(118)	1	2
Minority interest in losses/(profits) of subsidiaries, net	(1)	1	1	1	–	–
Other, net	(1)	(3)	(3)	36	8	14
Tax benefit/(expense)	–	6	70	28	(16)	(29)

Net loss(6)	£(541)	£(755)	£(1,741)	£(2,789)	£(183)	$(327)

Basic and diluted loss per ordinary share	£(0.25)	£(0.28)	£(0.60)	£(0.97)	£(0.06)	$(0.11)

Weighted average number of ordinary shares outstanding	2,197	2,705	2,880	2,873	2,874	2,874

Other Financial Data:
Cash provided by/(used in) operating activities	£34	£(4)	£13	£103	£308	$549
Cash used in investing activities	(859)	(556)	(561)	(365)	(212)	(378)
Cash provided by/(used in) financing activities	849	555	502	638	(59)	(105)
Working capital(7)	(194)	(170)	(305)	(500)	(711)	(1,269)
Capital expenditure(8)	463	525	546	447	228	406
Balance Sheet Data (at year end)
Property and equipment, net	£2,818	£3,289	£3,473	£2,598	£2,421	$4,320
Total assets	4,568	7,324	6,332	4,095	3,889	6,939
Investments	4	784	547	376	362	646
Total debt (including short term)	3,130	4,254	4,897	5,450	5,293	9,444
Capital leases (including short term)	138	245	238	204	140	250
Shareholders’ equity/(deficit)	953	2,145	451	(2,386)	(2,558)	(4,564)

(1)	Includes results of operations of Cable London from November 23, 1999 (the date Telewest acquired the 50% of Cable London it did not already own). Prior to that date the 50% interest in Cable London was accounted for under share of net (losses)/profits of affiliates and impairment.
(2)	Includes results of operations of Flextech from April 19, 2000 (the date Telewest acquired Flextech) and the results of Eurobell (Holdings) PLC from November 1, 2000 (the date Telewest acquired Eurobell).
(3)	The economic environment in which Telewest operates is the United Kingdom, and therefore its reporting currency is pounds sterling (£). Some of the financial information as of and for the year ended December 31, 2003 has been translated into US dollars ($). The US dollar amounts are unaudited and presented solely for the convenience of the reader, at the rate of $1.7842 = £1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2003. The presentation of the US dollar amounts should not be construed as a representation that the sterling amounts could be so converted into US dollars at the rate indicated or at any other rate.
(4)	Other consists primarily of the sale of cable publications, which ceased in November 2002.
(5)	In 2001, Telewest recorded a goodwill impairment charge of £766 million and wrote down the value of its investments in affiliates by £202 million. In 2002, it recorded a fixed asset impairment charge of £841 million, a goodwill impairment charge of £1,445 million and wrote down the value of its investments in affiliates by £130 million.

(6)	In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements 4, 44 and 64, Amendment of FASB 13, and Technical Corrections.” SFAS 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. Telewest adopted this standard from January 1, 2002 and reclassified £15 million and £20 million from extraordinary items to interest expense for the years ended December 31, 2001 and 1999, respectively. No material adjustments were required in 2000 or 2002.
(7)	Includes trade and other receivables, prepaids and inventory less accounts payable, other liabilities inclusive of capital accruals and deferred income.
(8)	Represents cash paid for property and equipment, net of cash received upon dispositions of property and equipment, of £5 million, £2 million, £2 million, £1 million and £0, respectively, for the years presented.

Exchange Rate Information

Unless otherwise indicated, the translation of pounds sterling into US dollars is made at $1.7842 per £1.00, the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003. The following tables set forth, for the periods indicated, the noon buying rate for pounds sterling expressed in US dollars per £1.00. No representation is made that pound sterling amounts have been, could have been or could be converted into, US dollars at the noon buying rate or at any other rate.

Year Ended December 31,	Period End	Average(1)	High	Low
1999	1.61	1.61	1.67	1.55
2000	1.50	1.51	1.65	1.40
2001	1.45	1.44	1.50	1.37
2002	1.61	1.51	1.61	1.41
2003	1.78	1.65	1.78	1.55
2004 (through May 13, 2004)	1.76	1.81	1.90	1.75

(1)	The average rate is the average of the noon buying rates on the last day of each month during the relevant period.

Month ended	Period End	High	Low
November 30, 2003	1.72	1.72	1.67
December 31, 2003	1.78	1.78	1.72
January 31, 2004	1.82	1.85	1.79
February 29, 2004	1.86	1.90	1.82
March 31, 2004	1.84	1.87	1.79
April 30, 2004	1.77	1.86	1.77
May 2004 (through May 13, 2004)	1.76	1.79	1.75

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

Investments in Telewest’s and New Telewest’s securities involve risks. Investors should carefully consider the following discussion of risks and the other information in this Annual Report. The risks and uncertainties described below are not the only ones facing Telewest and New Telewest.

After completion of the Financial Restructuring, New Telewest will continue to be subject to significant risks.

Telewest has historically been unable to fund its operations through operating cash flow, and New Telewest may not be able to fund its operations through operating cash flow in the future.

Telewest has historically not been able to fund its operating expenses, capital expenditures and debt payment obligations through operating cash flow and has therefore incurred substantial indebtedness. After the

Financial Restructuring, New Telewest will continue to be required to devote a significant portion of its cash flow from operations to senior debt obligations under the proposed amended senior secured credit facility or an alternative refinancing facility and to capital expenditures, thereby reducing funds available for other purposes. Although interest payments will be significantly reduced after the cancellation of Telewest’s outstanding notes and debentures, it is possible that New Telewest may continue to incur losses and may not achieve or sustain sufficient cash flow in the future for the payment of interest, the meeting of capital expenditure needs and/or other purposes. If New Telewest’s operating cash flow is not sufficient to meet its operating expenses, capital expenditures and debt payment obligations, it may be forced to raise cash or reduce expenses by doing one or more of the following:

•	increasing, to the extent permitted, the amount of borrowings under the proposed amended senior secured credit facility, or any alternative refinancing;

•	restructuring or refinancing its indebtedness prior to original maturity;

•	delaying or reducing capital expenditures necessary to maintain its network and respond to technological developments and increased competition;

•	selling or disposing of some of its assets, possibly on unfavorable terms;

•	revising or delaying the implementation of its strategic plans; or

•	foregoing business opportunities, including acquisitions and joint ventures.

New Telewest could also be forced to seek additional equity capital, which could dilute the interests of the holders of its common stock.

New Telewest cannot be sure that any of the above actions would be sufficient to fund its operations.

New Telewest’s obligations to service its substantial indebtedness will significantly reduce available cash flow, impact its ability to obtain additional financing and limit its flexibility in reacting to competitive and technological changes.

After giving effect to the Financial Restructuring, New Telewest and its subsidiaries will have substantial indebtedness and may incur additional indebtedness in the future. On a pro forma consolidated basis, New Telewest and its subsidiaries would have had approximately £2.0 billion of indebtedness, including approximately £1.84 billion under the proposed amended senior secured credit facility, outstanding as of December 31, 2003. New Telewest’s substantial consolidated level of indebtedness, and associated interest payment obligations, will:

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

The proposed amended senior secured credit facility expected to be entered into by New Telewest’s subsidiary, Telewest Communications Networks Limited, or TCN, will contain a number of significant restrictions and covenants that limit New Telewest’s, TCN’s and their subsidiaries’ ability to:

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

Any alternative refinancing arrangements are likely to include similar or additional restrictions.

In addition to any bank facility refinancing, New Telewest may enter into other debt financing arrangements that impose similar or additional restrictions.

If New Telewest is unable to comply with the financial and performance covenants in the proposed amended senior secured credit facility, the lenders under that agreement, referred to as the Senior Lenders, could impose additional restrictions on New Telewest or accelerate repayment of all amounts due under that facility.

New Telewest’s ability to comply with the financial and performance covenants in the proposed amended senior secured credit facility will depend on a number of factors, including its operating performance, the level of interest rates, its subsidiaries’ ability to use Telewest’s net operating losses for tax purposes and cash flow, as well as other factors that it may have failed to anticipate or that are beyond its control.

If New Telewest, TCN and the other New Telewest subsidiaries that are a party thereto do not comply with these or other covenants and restrictions contained in the proposed amended senior secured credit facility, and other agreements governing their existing or future indebtedness, they would be in default under those agreements. As a result of a default, the Senior Lenders could cause all of the outstanding indebtedness under the proposed amended senior secured credit facility to become due and payable, require New Telewest to apply all of its cash to repay the indebtedness or prevent New Telewest from making debt service payments on any other indebtedness it owes. If its indebtedness is accelerated, New Telewest may not be able to repay its debt or borrow sufficient funds to refinance that debt. In addition, any default under the proposed amended senior secured credit facility, or agreements governing its other existing or future indebtedness, is likely to lead to an acceleration of indebtedness under any other debt instruments that contain cross-acceleration or cross-default provisions. If the indebtedness under the proposed amended senior secured credit facility is accelerated, New Telewest may not have sufficient assets to repay that debt, or other indebtedness then outstanding.

Any alternative refinancing arrangements are likely to include financial and performance covenants similar to those in the proposed amended senior secured credit facility. In the event that New Telewest is unable to comply with these covenants, the relevant lenders could impose additional restrictions on New Telewest or accelerate payment of all amounts due under such arrangements.

New Telewest may not be able to refinance the proposed amended senior secured credit facility at its final maturity.

The proposed amended senior secured credit facility will consist of total committed credit facilities of approximately £2.03 billion, most of which will mature on December 31, 2005. New Telewest does not expect to be able to generate sufficient free cash flow to be able to repay that debt on December 31, 2005 and will therefore need to refinance a substantial portion of the proposed amended senior secured credit facility before that date. If New Telewest is unable to refinance the proposed amended senior secured credit facility, the Senior Lenders would be entitled to accelerate all outstanding indebtedness under the facility and could also seek to enforce their security interest over substantially all of New Telewest’s assets.

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

These defaults or breaches may give the counterparty the right to terminate the relevant operating contract. If material licenses or operating contracts are terminated, or renegotiated on less favorable terms, New Telewest could lose assets or commercial contracts important to its business. Any such event could result in disruption of operations, increased costs, loss of subscribers or revenues, and other adverse consequences to New Telewest’s business, the impact of which cannot be predicted or quantified. The most important unquantifiable consequence would be the loss of key operational contracts and relationships.

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

Moreover, Telewest UK will indemnify Telewest and Telewest Jersey for any of their obligations not compromised pursuant to the Telewest and Telewest Jersey schemes, except for, among other things, certain expenses of Telewest’s shareholders and noteholders arising as a result of the Financial Restructuring, and will rely on funds provided by its subsidiaries in meeting its obligations under that indemnity. Covenants in the proposed amended senior secured credit facility will severely restrict the funds available to Telewest UK to meet the indemnity obligation.

The new directors of New Telewest may change Telewest’s current long-range plan.

When the Financial Restructuring is completed, New Telewest’s board of directors will include only one director who is currently on Telewest’s board of directors, Cob Stenham. All of the remaining New Telewest directors have been designated by certain of the existing principal holders of Telewest’s notes and debentures. In addition, it is contemplated that New Telewest will work together with certain of those noteholders to develop an operating business plan based on Telewest’s current long-range plan through the fiscal year 2005. As a result, it is likely that New Telewest will make changes (which could be material) to the business, operations and current long-range plan of Telewest. It is impossible to predict what these changes will be and the impact they will have on New Telewest’s future results of operations and its share price.

New Telewest may be subject to taxation in multiple jurisdictions.

If New Telewest is deemed to have its place of central management and control in the United Kingdom, it will be subject to taxation in both the United States and the United Kingdom. If that is the case, New Telewest’s effective tax rate and aggregate tax liability will be affected by a number of factors, including differences in tax rates in the United States and the United Kingdom, tax treaties between the United States and the United Kingdom, and future changes in the law. As a result, New Telewest may pay income taxes in one jurisdiction for a particular period even though on an overall basis it incurred a net loss for that period or may otherwise have a higher aggregate tax liability. See “Operating and Financial Review and Prospects —Accounting Impact of the Financial Restructuring—Future Income Subject to United States Federal Income Tax.”

It may be difficult to compare New Telewest’s future financial statements as a result of “fresh start” accounting.

In connection with the Financial Restructuring, New Telewest will adopt “fresh start” accounting in accordance with SOP 90-7 as of the effective date of the Telewest scheme. Under SOP 90-7, New Telewest will establish a new accounting basis, and record its existing assets and liabilities at their respective fair values. As a result, New Telewest’s balance sheet and results of operations after the Financial Restructuring will not be comparable in many material respects to the balance sheet or results of operations reflected in Telewest’s historical financial statements for periods prior to the effective date of the Telewest scheme, included elsewhere in this Annual Report. In addition, the final results of operations of Telewest will probably include a gain on the extinguishment of Telewest’s outstanding notes and debentures. This may make it more difficult to compare New Telewest’s performance with the historical performance of Telewest.

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

IDT and Liberty Media beneficially own over 23% and 25%, respectively, of Telewest’s outstanding share capital. IDT and Liberty Media have entered into voting agreements with Telewest by which they have agreed, among other things, to vote in favor of the shareholder resolution required for completion of the Financial Restructuring. The voting agreements may be terminated if certain events occur that would cause the Financial Restructuring to fail to be completed. If IDT and Liberty Media do not vote in favor of the shareholder resolution, the Financial Restructuring is unlikely to be implemented as currently contemplated.

Approval of the Financial Restructuring is not assured.

The Financial Restructuring is subject to a number of conditions and uncertainties over which Telewest has limited control. For example, some of Telewest’s noteholders with notes denominated in Sterling objected to the currency exchange rate to be used for the purposes of allocating the shares of New Telewest common stock to be distributed in the schemes. The Judge at the hearing for leave to convene the scheme meetings dismissed their objections to Telewest’s request for leave to convene the scheme meetings. There remains the possibility that such noteholders could oppose the Telewest scheme at the meetings and/or at the related sanction hearing. If any one of the conditions to the Financial Restructuring is not met, the Financial Restructuring may not be completed, in which case the Senior Lenders and other creditors of Telewest may accelerate outstanding indebtedness, commence receivership or administration proceedings and exercise other remedies. Under these circumstances, Telewest’s directors may have no option but to take steps to put Telewest into administration or insolvent liquidation.

If the conditions precedent to the effectiveness of New Telewest’s proposed amended senior secured credit facility are not satisfied or waived, the Financial Restructuring may not be completed.

Completion of the Financial Restructuring is conditional on New Telewest having entered into the proposed amended senior secured credit facility or an alternative refinancing facility. The proposed amended senior secured credit facility agreement will require that the conditions set forth in a commitment letter be met, or waived, and that the Senior Lenders have not exercised their termination rights pursuant to that letter. In the event that these or other conditions are not met, and an alternative refinancing facility could not otherwise be agreed, the Financial Restructuring may not be completed.

If the Financial Restructuring does not occur, Telewest’s directors may have to petition for administration or an insolvent liquidation of Telewest.

Telewest’s directors have been able to permit Telewest to continue to do business in large measure as a direct result of the continued support of its creditors (in general, not calling defaults or accelerating their claims) and the Telewest directors’ belief that the Financial Restructuring is likely to be implemented. However, Telewest’s directors do not believe that its creditors will likely continue to forbear from declaring defaults if the Financial Restructuring is not implemented or if it is not implemented in a timely manner. Without the support of its creditors, Telewest’s directors may have no option but to take steps to put Telewest into some sort of insolvency procedure in order to protect Telewest’s assets for the benefit of all of Telewest’s creditors. This is likely to consist of either administration or insolvent liquidation. As a result of taking these steps, a large number of Telewest’s commercial contracts would become subject to termination.

Even if Telewest were able to avoid an insolvency procedure immediately after a failure to complete the Financial Restructuring, and if it received waivers of all the events of default that had occurred prior to that date, Telewest may still be unable to ultimately avoid an insolvency procedure.

If the Financial Restructuring does not occur and Telewest is forced to enter into an insolvency procedure, holders of Telewest’s shares or American Depository Receipts, “ADRs”, may receive no value for their shares or ADRs. Insolvency procedures could result in a sale of all or a part of Telewest. Proceeds from that sale are unlikely to be sufficient to repay outstanding indebtedness and other creditors, resulting in no payment to holders of Telewest’s shares or ADRs.

The Senior Lenders under the existing senior secured credit facility may accelerate the existing facility and/or appoint an administrative receiver.

Steps taken by Telewest to effect the Financial Restructuring have resulted in several events of default under the existing senior secured credit facility. As a result, the Senior Lenders are entitled to accelerate repayment of amounts under the existing senior secured credit facility. If the Financial Restructuring is completed and the proposed amended senior secured credit facility entered into, the defaults under Telewest’s existing senior secured credit facility will in effect be waived. If the Financial Restructuring is not completed and no alternative financing arrangements are entered into to repay all amounts due under the existing senior secured credit facility in full, however, these defaults are highly unlikely to be waived and the Senior Lenders could accelerate such indebtedness. Telewest does not have sufficient cash resources to repay the existing senior secured credit facility if it is declared immediately due and payable. The Senior Lenders could also seek to take control of the assets over which they hold security, which represent most of Telewest’s assets, by appointing a receiver for TCN’s shares or an administrative receiver for TCN.

Risks Related to the New Telewest common stock to be issued and distributed in the Financial Restructuring

If the Financial Restructuring is completed, Telewest shareholders’ interests in the business of Telewest will be very significantly diluted and some shareholders may not retain any interest at all.

If the shareholder resolution is approved and the other conditions to the Financial Restructuring are met, Telewest shareholders are expected to receive one share of New Telewest common stock for every 804.4004 shares of Telewest that they own and holders of Telewest ADRs are expected to receive one share of New Telewest common stock for every 4.022002 Telewest ADRs that they own. Telewest shareholders and holders of Telewest ADRs entitled to receive a fraction of a share based on their holding of Telewest shares or ADRs on the last day of trading will receive cash in lieu of fractional share entitlements. As a result, Telewest shareholders and ADR holders will have their interests significantly diluted or may not retain any interest at all. In either case, Telewest shareholders and ADR holders may have no effective voice in the management of New Telewest.

The market value of the shares of New Telewest received by Telewest shareholders in connection with the Financial Restructuring may be less than the current value of their shares of Telewest.

The value of the shares of New Telewest common stock will depend on the public trading price of the shares of New Telewest common stock after the Financial Restructuring. New Telewest will not trade publicly until the Financial Restructuring is completed. As a result, the market value of any shares of New Telewest common stock received in the Financial Restructuring will not be known until the Financial Restructuring is completed.

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

As a result of a number of factors, including Telewest’s recent financial condition and its participation in markets that have experienced historical price volatility, the market price for Telewest’s shares has been volatile and the market price for the New Telewest common stock is also likely to be volatile, perhaps even more so than the stock market in general, and the market for cable, telecommunications and internet companies in particular. Factors that could cause volatility in the market price for New Telewest common stock in the future may include, among other things:

•	actual or anticipated variations in its operating results;

•	new products or services, whether New Telewest’s or those of its competitors;

•	changes in financial estimates by securities analysts covering New Telewest;

•	changes in the market valuations of other cable, telecommunications and internet companies;

•	large increases or decreases in capital commitments;

•	additions or departures of key personnel; and

•	issuances of common stock by New Telewest.

Due to Telewest’s troubled financial history and its participation in historically volatile markets, these factors may negatively affect the market price for New Telewest common stock to a greater extent than they would other companies, in some cases regardless of its operating performance.

Shares may be issued to New Telewest’s directors and employees under share option plans, which could dilute the value of New Telewest’s common stock.

As part of the Financial Restructuring, New Telewest intends to set aside a portion of its total post-Financial Restructuring common stock to be used in plans designed to incentivize its employees, senior executives and directors. The board of directors of New Telewest have reserved 24,500,000 shares for issuance pursuant to such plans. The issuance of additional common stock, or the announcement that additional common stock will be issued, in connection with these stock option plans that is in excess of investors’ expectations may result in a reduction in the market price of New Telewest’s common stock.

Some provisions of New Telewest’s certificate of incorporation, by-laws and proposed amended senior secured credit facility may discourage or prevent a takeover of New Telewest, even if a takeover might be beneficial to its stockholders.

Provisions of New Telewest’s certificate and by-laws may have the effect of delaying or preventing an acquisition or merger in which New Telewest is acquired or a transaction that changes New Telewest’s board of directors. New Telewest’s board of directors has also authorized the adoption of a stockholder rights plan which is triggered when certain conditions are met, including the acquisition of 25% or more of New Telewest’s shares by any person after the bar date of the Telewest scheme (the day after the effective date of the Telewest scheme). If triggered, the stockholder rights plan will result in the acquisition of New Telewest being uneconomic for a potential acquiror. In addition, under the terms of the proposed amended senior secured credit facility, there would be a mandatory prepayment and cancellation of the entire facility if (i) any person holds, or any persons acting in concert hold, directly or indirectly, 30% or more of either the voting or the economic interest in New Telewest, or (ii) TCN (or any affiliate of TCN) merges with any other entity.

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

Risks Related to New Telewest’s Operations

New Telewest may not be able to compete successfully in the highly competitive telephony, multi-channel television and broadband internet markets.

The level of competition is intense in all of the markets in which New Telewest will compete. In particular, its key cable telephony and cable television businesses compete in markets dominated by its competitors: British Telecommunications plc, or “BT”, in telephony and British Sky Broadcasting plc, or “BSkyB”, in multi-channel television. Each of BT and BSkyB will have significantly greater economies of scale and resources than New Telewest will have and will therefore be in a better position to invest in developing and acquiring proprietary technology, to expand into new business fields, to take advantage of economies of scale with suppliers and to increase their market shares. These advantages are also increasingly important in the broadband internet market where BT has demonstrated a strong interest in developing and marketing broadband internet products. In addition, on May 13, 2004, BT announced price reductions for wholesale broadband access. As a result of the reduction to the costs of supplying broadband services, Telewest expects increasing price competition in the broadband internet business.

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

If New Telewest is unable to compete successfully, it may not be able to attract new customers or retain its existing customers, particularly for higher-margin services.

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

New Telewest cannot predict whether it will continue to have similarly high, or higher, rates of customer churn as a result of rapid growth and development, a failure to improve customer service, price increases or for other reasons. High rates of customer churn could negatively affect operating results by, for example, reducing revenues or increasing the cost of sales.

The industries in which New Telewest will participate are subject to rapid and significant changes in technology, and the effect of technological changes on New Telewest’s businesses cannot be predicted.

The internet, cable and telecommunications industries are characterized by rapid and significant changes in technology. The effect of future technological changes on New Telewest’s businesses cannot be predicted. It is possible that products or other technological breakthroughs, such as voice-over-internet protocol, may result in New Telewest’s core offerings becoming outdated and less competitive. New Telewest may not be able to develop new products and services at the same rate as its competitors or keep up with trends in the technology market as well as its competitors.

As part of its current long-range plan, Telewest has focused on reducing its capital expenditures. As a result, New Telewest may not be able to maintain the technological competitiveness of its core products or maintain or increase its market share in key market segments. If New Telewest’s products and services are not competitive, it is likely to lose customers and business, its turnover will decline and its businesses will be materially adversely affected. The cost of implementing emerging and future technologies could be significant, and New Telewest’s ability to fund that implementation may depend on its ability to obtain additional financing. New Telewest cannot be certain that it would be successful in obtaining any additional financing required.

If New Telewest does not maintain and upgrade its networks in a cost-effective and timely manner, it could lose customers and revenues.

Maintaining an uninterrupted and high quality service over its network infrastructure is critical to New Telewest’s ability to attract and retain customers. Providing a competitive service level depends in part on New Telewest’s ability to maintain and upgrade its networks in a cost-effective and timely manner. The maintenance and upgrade of its networks will depend upon, among other things, its ability to:

•	modify network infrastructure for new products and services;

•	install and maintain cable and equipment; and

•	finance maintenance and upgrades.

New Telewest’s proposed amended senior secured credit facility, or any alternative refinancing, will limit the level of total capital expenditure that New Telewest can incur. If this affects New Telewest’s ability to replace network assets at the end of their useful lives or if there is any reduction in its ability to perform necessary maintenance on network assets, New Telewest’s networks may have an increased failure rate, which is likely to lead to increased customer churn and the effects described above.

New Telewest’s operations will depend on critical systems housed in a relatively small number of locations, which could result in significant network outages in the event of a natural disaster, terrorist attack, war or other catastrophic event.

Telewest’s operations depend on many sophisticated, critical systems, which support all of the various aspects of its operations from network to billing and customer service systems. The hardware supporting a large number of those critical systems is housed in a relatively small number of locations. In particular, Telewest has only a single originating point for its digital television services, known as a headend, located in Knowsley. On December 31, 2003, the Knowsley headend was flooded resulting in an outage of Telewest’s digital television services. If the Knowsley headend or one or more other locations were to be subject to fire, flooding, natural disaster, terrorism, power loss, break-in or other catastrophe in the future, it could result in network-wide or local outages in New Telewest’s network services. Any outages would result in lost revenues, potential loss of customers and/or adverse publicity. In addition, the transmission of material that contains any viruses over New Telewest’s networks, or other electronic devices, intended to damage, or otherwise cause harm to or interfere with, its networks, could also result in a loss of revenues.

Insolvency or non-performance by parties from whom New Telewest will lease fiber-optic cable could result in the loss of cable service in some coverage areas.

Approximately nine percent of Telewest’s fiber-optic cable is owned by other licensed operators and is leased to Telewest on an “indefeasible rights of use” basis. In the event of insolvency or non-performance by the counterparties to these indefeasible rights of use, there is a risk that cable service could be lost in parts of the areas in which New Telewest will operate.

New Telewest will depend on key information systems for billing, customer management and service delivery over its networks, the failure of which could result in a loss of customers or failure to collect payments due from customers.

Telewest relies on a number of software applications for billing, customer management and the delivery of services over its networks. The ability of New Telewest to maintain accurate customer records for billing and marketing purposes is critical to its ability to collect revenue and market to its existing customer base. If New Telewest is unable to maintain, upgrade or expand these systems to meet future operational needs, maintain adequate back-up facilities or adequately protect its systems through firewalls and access controls it may lose customers, or fail to collect payments from customers.

Regulation of the markets in which Telewest provides its services has been changing rapidly; unpredictable changes in UK and European Union regulations affecting the conduct of Telewest’s business, including price regulations, may have an adverse impact on New Telewest’s ability to raise prices, enter new markets or control its costs.

Telewest’s principal business activities are regulated and supervised by various governmental bodies in the United Kingdom and by the regulatory initiatives of the European Commission. Regulatory changes have recently occurred, and may in the future occur, at the UK or EU level with respect to licensing requirements, price regulation, interconnection arrangements, number portability, carrier pre-selection, the ability to provide digital services, ownership of media companies, programming, local loop unbundling, the provision of open access by UK cable operators to other telecommunications operators, the adoption of uniform digital technology standards or the bundling of services. Regulatory changes relating to the activities of New Telewest and its competitors, such as changes relating to access to cable networks, the costs of interconnection with other networks or the prices of competing products and services, could adversely affect New Telewest’s ability to raise prices, enter new markets or control its costs. See “The Business of Telewest—Regulatory Matters.”

The UK and EU merger control regimes may affect New Telewest’s ability to enter into a merger or acquisition that it otherwise believes will benefit New Telewest and its stockholders.

New Telewest’s participation in any substantial merger or acquisition with another company in its industry may lead to significant increases in market share. A merger of this sort may be investigated by either the Office of Fair Trading or, depending on jurisdiction issues, the Merger Task Force of the European Commission. The Office of Fair Trading is likely to investigate any substantial merger involving New Telewest, which would lead to the creation of a company supplying more than 25% of the pay-television market in the United Kingdom or enhancing the market share of a company supplying more than 25% of the pay-television market in the United Kingdom.

It is likely that any proposed merger or acquisition between New Telewest and another company in its industry would also be subject to consideration by the UK Office of Communications. The UK Office of Communications would then provide advice to the regulatory body considering the proposed merger or acquisition.

In the United Kingdom, mergers that appear to raise significant competition (antitrust) issues, or in the case of media mergers, public interest issues, may be referred to the UK Competition Commission for an in-depth investigation. Similarly, any merger being reviewed by the European Commission could, if significant competition issues were revealed, involve an in-depth “Phase II” investigation. Given that there has been considerable consolidation in the UK cable sector, the merger control process could limit the possibilities for any future consolidation.

New Telewest may not be able to achieve, or realize benefits from, any further consolidation in the UK cable industry.

Telewest and other cable companies in the United Kingdom have historically grown through consolidation. The UK cable industry now consists of two principal participants, Telewest and NTL, Inc. As a result, the opportunities for New Telewest to grow through acquisitions are limited. New Telewest cannot assure you that any attempt to consolidate would be successful or that any anticipated benefits of consolidation would be realized on a timely basis or at all. Risks associated with business combinations include the loss of contractual rights by virtue of change of control provisions, difficulties in integrating accounting policies and systems and loss of key employees.

New Telewest’s future dependence on BSkyB and other suppliers for television programming could have a material adverse effect on New Telewest’s ability to provide attractive programming at a reasonable cost.

New Telewest will obtain a significant amount of its premium programming, some of its basic programming and pay-per-view sporting events from BSkyB, or a BSkyB joint venture. BSkyB is a leading supplier of programming to cable television operators and is the exclusive supplier of some programming, including the Sky Sports channels and the most popular premium subscription film channels available in the United Kingdom.

There is also programming carried by competing digital service providers that may not be available to New Telewest’s digital television subscribers. New Telewest’s inability to obtain this programming, or any other popular programming, or to obtain it at a reasonable cost, could materially adversely affect the number of subscribers to its cable television service.

New Telewest will compete directly in the provision of pay-television services with BSkyB, from which it will also purchase content.

In addition to providing programming to cable operators, BSkyB competes with Telewest and other UK cable operators by offering its programming directly to its digital satellite customers. As a result of BSkyB’s ownership of this content, it is able to offer this content to its subscribers at a price that will be challenging for New Telewest to match and still maintain a profit margin on the sale of that premium programming. BSkyB may also offer content exclusively to its digital satellite customers and not to New Telewest.

New Telewest will rely on key suppliers to provide programming, which may increase its content acquisition costs.

In addition to BSkyB, Telewest’s significant programming suppliers include Viacom, Discovery and Turner, a division of Time Warner. Suppliers of popular programming may decide to introduce new channels to be packaged with their existing programming options or otherwise increase New Telewest’s costs of purchasing existing and new programming. New Telewest’s dependence on these suppliers for television programming could have a material adverse effect on its ability to provide attractive programming at a reasonable cost.

Disruptions in New Telewest’s satellite transmissions could materially adversely affect its content segment operations.

Telewest’s content segment, Flextech, currently broadcasts its digital services with Astra satellite transponders leased from Société Européene des Satellites. The operation of the Astra satellites is beyond Flextech’s control. Disruption to the satellites would result in disruption to Flextech’s content services and, depending upon the nature of that disruption, could result in a loss of revenues, a loss of customers and/or adverse publicity. The satellite transponders may fail before the expiration, in December 2013, of New Telewest’s contractual right to utilize them which may result in additional costs as alternative arrangements are made for satellite transmission.

The development of technology that enables unauthorized access to New Telewest’s networks could result in a loss of revenue.

Telewest relies on the integrity of its networks to ensure that its services are provided only to identifiable paying customers. Telewest has experienced piracy of its analog television services by individuals who have circumvented the security features on its set-top boxes.

New Telewest may not be able to maintain the integrity of its network. The development of new technology facilitating unauthorized access to New Telewest’s network could result in a loss of revenue.

New Telewest may not be granted rights to transmit its programming content over the internet.

All of the contracts governing Telewest’s acquired television programming grant Telewest the right to broadcast that programming over analog and/or digital television platforms. New Telewest may not be granted any rights to transmit that programming content over the internet. Failure to obtain internet transmission rights could prevent New Telewest from utilizing this content in connection with internet technologies and could result in competitors providing some of the content New Telewest broadcasts over its analog and/or digital television platforms through the internet in competition with New Telewest.

New Telewest will depend on the ability to attract and retain key personnel without whom it may not be able to manage its business lines effectively.

New Telewest’s future success is likely to depend in large part on its continued ability to attract and retain highly skilled and qualified personnel. As a result of Telewest’s financial condition and the Financial Restructuring, New Telewest may have difficulty in attracting and retaining highly skilled and qualified personnel.

Telewest has incurred, and will continue to incur, significant costs in connection with the Financial Restructuring, substantially all of which must be paid regardless of whether the Financial Restructuring occurs.

Telewest has had to incur significant costs in connection with the Financial Restructuring and will continue to do so until the Financial Restructuring is completed. These costs principally relate to compensation and fees payable to Telewest’s financial, legal and accounting advisers as well as advisers to significant stakeholders who have been impacted by Telewest’s need to restructure. Pursuant to the terms of engagement with these advisers, substantially all of these costs will be paid regardless of whether the Financial Restructuring occurs. As at December 31, 2003, costs incurred in connection with the Financial Restructuring were approximately £47 million (excluding Value Added Tax, or VAT). Telewest currently expects that total Financial Restructuring costs will be approximately £110 million (excluding VAT).

In the event that the Financial Restructuring is not completed on the terms disclosed in the shareholders’ circular and prospectus, Telewest believes that substantial additional costs may be incurred.

Telewest’s financial advisers will be paid an advisory fee, part of which is contingent on the completion of the Financial Restructuring.

Pursuant to the terms of their respective engagement letters with Telewest, Citigroup and Gleacher are entitled to £13 million and at least £4 million, respectively, upon the successful completion of the Financial Restructuring. Citigroup and Gleacher have provided a written opinion on the fairness, from a financial point of view, of the Financial Restructuring to Telewest’s shareholders.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and development of the company.

Telewest’s legal name is Telewest Communications plc, and its commercial names are Telewest Broadband, Telewest Business and Flextech. Telewest is a public limited company and was originally incorporated, in preparation for its initial public offering described below, under the English Companies Act 1985, or the Companies Act, on October 20, 1994. Telewest’s registered office is located at Export House, Cawsey Way, Woking, Surrey GU21 6QX, England, and its telephone number is (+44) 1483 750 900.

During the 1980s and early 1990s, Liberty Media and MediaOne Group, Inc. acquired interests in various UK cable franchises. In December 1991, Liberty Media and MediaOne combined their respective UK cable interests by contributing certain of those interests to a joint venture that was managed by Liberty Media and MediaOne through various affiliates. In November 1994, Telewest’s predecessor, referred to as “Old Telewest,” acquired all of the assets of that joint venture as well as certain other interests of Liberty Media and MediaOne in UK cable entities. Immediately after the acquisition, Old Telewest completed a public offering of its ordinary shares and American Depositary Shares, raising an aggregate of approximately £414 million, net of commissions and expenses. Immediately after the public offering was completed, Liberty Media and MediaOne each beneficially owned approximately 36.7% of the Old Telewest ordinary shares and 50% of the Old Telewest convertible preference shares.

The following are important events in the development of Telewest’s business since its initial public offering:

•	In October 1995, Telewest acquired the entire issued share capital of Old Telewest and SBC CableComms (UK), or SBCC, then the owner of seven cable franchises in the United Kingdom. Subsequent to the Old Telewest and SBCC acquisitions, Telewest acquired several other UK cable franchises.

•	In September 1998, Telewest acquired General Cable, then the owner of eight cable franchises in the United Kingdom and a 44.95% interest in Birmingham Cable in which Telewest had historically held a 27.47% interest. Later in 1998, Telewest acquired the remaining 27.58% interest in Birmingham Cable from Comcast UK (27.47%) and from several individual shareholders (0.11%).

•	With effect from November 23, 1999, Telewest acquired the remaining 50% of Cable London that it did not already own.

•	On April 19, 2000, Telewest completed its merger with Flextech, a key supplier of channels and related services in the United Kingdom.

•	On November 1, 2000, Telewest completed its acquisition of Eurobell, a supplier of telephone, internet, data and cable TV services in the Southeast of England.

Telewest’s principal shareholders have historically been Liberty Media and MediaOne (a wholly owned subsidiary of AT&T since June 2000). On July 7, 2000, following clearance by the European Commission, MediaOne completed an agreement with certain subsidiaries of Microsoft whereby those subsidiaries purchased 21.7% of Telewest’s outstanding share capital from MediaOne. On May 3, 2001 Telewest was notified by Liberty Media of an increase in its shareholding in Telewest as a result of the purchase of a further 20 million Telewest shares. As a result, Liberty Media, Microsoft and MediaOne then owned approximately 25.2%, 23.6% and 1.3%, respectively, of Telewest’s share capital. In September 2002, MediaOne disposed of its entire remaining shareholding in Telewest. In May 2003, Microsoft sold its entire 23.6% stake in Telewest to a subsidiary of IDT Corporation. Liberty Media was a wholly owned subsidiary of AT&T until August 2001, when it was split off from AT&T and became an independent, publicly traded company. As of May 28, 2003, Liberty Media beneficially owned over 25% and IDT beneficially owned over 23% of Telewest’s shares.

Telewest’s total capital expenditures (representing cash paid for property and equipment, net of cash received upon dispositions of property and equipment) for the years ended December 31, 2001, 2002 and 2003, were £546 million, £447 million and £228 million, respectively. Telewest’s capital expenditures have primarily funded the construction of local distribution networks and the National Network, capital costs of installing customers and enhancements to its network capacity for new product offerings. The additions in the year ended December 31, 2003 were principally a result of network capacity upgrades and new subscriber installations in connection with Telewest’s roll-out of digital television and broadband internet services. At December 31, 2003, 92% of homes passed and marketed in Telewest’s addressable areas were capable of receiving its digital and broadband internet services. For a further discussion of Telewest’s capital expenditures, see “Item 5.B—Operating and Financial Review and Prospects—Liquidity and capital resources”.

For a description of Telewest’s Financial Restructuring, see “Introduction—Financial Restructuring.”

B.	Business overview

Telewest is a leading broadband communications and media group in the United Kingdom. Telewest’s business is divided into two main reporting segments: cable and content. The cable segment is further subdivided into a consumer sales division and a business sales division. The consumer sales division provides cable

Telewest’s business includes a broadband, local access broadcasting network covering approximately 4.7 million homes. Telewest’s network consists of local distribution networks, its “national network” and an internet protocol, or IP, services platform which allow it to handle the voice, video and data needs of its customers. The potential of Telewest’s broadband, local access network and architecture provides it with a significant competitive advantage in terms of speed and true two-way interactivity with directly connected residential and business customers. Telewest has connected approximately 1.7 million residential cable subscribers, including cable television, telephony and internet services customers. In addition, as at December 31, 2003, Telewest provided business telephony services to approximately 69,000 business customer accounts.

A growing and strategically significant part of Telewest’s business is “blueyonder broadband,” a high-speed internet service which Telewest launched in March 2000. As at May 12, 2004, Telewest had approximately 498,000 blueyonder subscribers (approximately, 414,000 as at December 31, 2003), approximately 70% of whom also subscribe to both its telephony and cable television services. In June 2002, Telewest introduced a 1Mb internet service to complement the existing 512Kb internet service. Approximately 8.1% of Telewest’s broadband customers now subscribe to Telewest’s 1Mb service. The 1Mb service allows for the faster downloading of software, the sharing of large files and enhanced full-screen video and audio streaming. Telewest subsequently launched a 2Mb blueyonder broadband internet service on May 12, 2003, and approximately 7,000 subscribers had subscribed to the 2Mb service as of December 31, 2003. The 2Mb service is approximately 40 times faster than traditional dial-up internet services and two times faster than the fastest consumer services offered by AOL, Wanadoo (formerly Freeserve) and BT (1Mb).

In order to strengthen its current position in the broadband internet market, Telewest has recently launched a 256Kb service, which Telewest expects will broaden the range of customers it attracts. In addition, on April 26, 2004 Telewest announced that with the exception of the 256Kb service it was increasing the speed of each of its 512Kb, 1Mb and 2Mb blueyonder broadband products by approximately 50% (i.e., to 750Kb, 1.5Mb and 3Mb, respectively). These upgrades are expected to be available to new and existing subscribers by the end of May 2004 and will not involve any price increase.

Flextech, Telewest’s content segment with four pay-television channels and one free to air channel, operates in association with UKTV, a joint venture Telewest formed with BBC Worldwide which offers a portfolio of multi-channel television channels based on the BBC’s program library. Flextech, together with UKTV, is the largest provider of basic (non-premium) thematic channels to the UK multi-channel television broadcasting market, measured by viewing share, reaching approximately 10.4 million pay multi-channel television subscriber homes.

All of the above figures are as at December 31, 2003, unless otherwise stated.

Revenue

	Year Ended December 31,
	2001	2002	2003
	(Restated)
	£m	£m	£m
Cable segment	1,125	1,177	1,185
Content segment	129	106	113

Total revenue	1,254	1,283	1,298

Telewest Operating Data-Unaudited

The following table sets out certain of Telewest’s operating data for the twelve-months ended December 31, 2001, 2002 and 2003, respectively. The information represents combined operating statistics for all of Telewest’s franchises.

	Year Ended December 31,
CABLE SEGMENT	2001	2002	2003
Consumer Sales Division
Homes passed	4,914,155	4,895,956	4,899,852
Homes passed and marketed	4,713,937	4,699,694	4,674,764
Dual television and residential telephony subscribers	1,141,158	984,765	876,142
Dual or triple-service subscribers(1)	1,218,294	1,228,586	1,264,756
Cable television only subscribers	138,053	116,508	92,565
Residential telephony only subscribers	401,286	395,133	347,122
Internet only subscribers	7,986	18,398	25,995
Total residential subscribers	1,765,619	1,758,625	1,730,438
Customer additions	*	315,654	217,361
Customer disconnects	*	(322,648)	(245,548)
Net customer movement	74,278	(6,994)	(28,187)
RGUs(2)	3,042,715	3,170,354	3,286,706
Net RGU additions	248,072	127,639	116,352
RGUs per customer	1.72	1.80	1.90
Household penetration	37.5%	37.4%	37.0%
Average household churn(3)	*	18.2%	14.2%
Percentage of triple-service subscribers(1)	3.3%	10.4%	16.8%
Percentage of dual or triple-service subscribers(1)	69.0%	69.9%	73.1%
Average monthly revenue per subscriber(4)	£40.03	£41.80	£43.42

Cable Television
Cable television subscribers – analog	617,958	436,339	284,191
Cable television subscribers – digital	723,826	857,472	987,873
Total cable television subscribers	1,341,784	1,293,811	1,272,064
Penetration(5)	28.5%	27.5%	27.2%
Average subscriber churn rate(6)	18.7%	21.5%	17.6%
Average monthly revenue per subscriber(7)	£20.75	£20.82	£20.87

Residential Telephony
3-2-1 subscribers	1,461,243	1,253,662	1,144,474
Talk subscribers(8)	154,566	360,662	455,559
Total residential telephony subscribers	1,615,809	1,614,324	1,600,033
Residential telephony penetration(9)	34.3%	34.4%	34.3%
Residential telephone lines	1,762,312	1,717,191	1,675,854
Second lines penetration	9.1%	6.4%	4.7%
Average subscriber churn rate(10)	16.5%	17.3%	13.7%
Average monthly revenue per line(11)	£22.79	£23.16	£23.02
Average monthly revenue per subscriber(12)	£25.09	£24.92	£24.29

Internet Subscribers
Blueyonder broadband	85,122	262,219	414,609
Blueyonder SurfUnlimited	184,034	193,201	184,009
Blueyonder pay-as-you-go	119,295	85,025	49,368
Total internet subscribers	388,451	540,445	647,986

Blueyonder Broadband
Average subscriber churn rate(13)	7.5%	12.4%	13.3%
Average monthly revenue per subscriber(14)	£25.21	£25.12	£22.72

Business Sales Division
Business customer accounts	72,934	73,746	69,269
Average annualized revenue per customer account(15)	£3,137	£3,114	£3,227

CONTENT SEGMENT
Pay multi-channel subscribers(16)	10,504,118	9,764,233	10,360,056
Flextech share of basic viewing(17)	20.4%	20.4%	19.3%
Share of total television advertising revenues(18)	3.0%	3.4%	3.9%

*	Data not available.

Notes:

(1)	Dual-service subscribers are those subscribers who take two of Telewest’s cable television, residential telephony and broadband internet services; triple-service subscribers are those subscribers who take all three of these services; and dual or triple-service subscribers are those subscribers who take two or all three of these services.
(2)	Revenue generating units or “RGUs” represent the total aggregate subscribers to our broadband, telephony and television services (e.g., a single triple-service subscriber would equal three RGUs). This definition is in accordance with the National Cable & Telecommunications Association (NCTA) reporting guidelines. Dial-up internet subscribers, second telephone lines and additional TV outlets are not included although they are revenue generating for Telewest.
(3)	Average household churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of residential subscribers who disconnected or who were disconnected during that period, divided by (ii) the average number of residential subscribers in that period.
(4)	Average monthly revenue per subscriber (often referred to as “ARPU” or “Average Revenue per User”) represents (i) the average monthly revenue of residential subscribers for such period, divided by (ii) the average number of residential subscribers in such period.
(5)	Cable television penetration at a specified date represents (i) the total number of cable television subscribers at that date, divided by (ii) the total number of homes passed and marketed for cable television at that date.
(6)	Average cable television subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of cable television subscribers who terminated basic services or whose services were terminated during that period, divided by (ii) the average number of cable television subscribers in that period.
(7)	Average monthly revenue per cable television subscriber for each period represents (i) the average monthly cable television revenue for that period, divided by (ii) the average number of cable television subscribers in that period.
(8)	Includes subscribers to our Talk Unlimited, Talk International and Talk Evenings and Weekends flat rate telephony services.
(9)	Residential telephony penetration at a specified date represents (i) the total number of residential cable telephony subscribers at that date divided by (ii) the total number of homes passed and marketed for residential cable telephony at that date.
(10)	Average residential telephony subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of residential cable telephony subscribers who terminated telephony services or whose services were terminated during that period, divided by (ii) the average number of residential cable telephony subscribers in that period.
(11)	Average monthly revenue per residential telephony line for each period represents (i) the average monthly residential cable telephony revenue for that period, divided by (ii) the average number of residential cable telephony lines in that period.
(12)	Average monthly revenue per residential telephony subscriber for each period represents (i) the average monthly residential cable telephony revenue for that period, divided by (ii) the average number of residential cable telephony subscribers in that period.
(13)	Average blueyonder broadband internet subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of blueyonder broadband internet subscribers who terminated their services or whose services were terminated during that period, divided by (ii) the average number of blueyonder broadband internet subscribers in that period.
(14)	Average monthly revenue per blueyonder broadband internet subscriber for each period represents (i) the average monthly blueyonder broadband internet revenue for that period, divided by (ii) the average number of blueyonder broadband internet subscribers in that period.
(15)	Average annualized revenue per customer account represents (i) the average monthly business sales division revenue (excluding revenues from carrier services unit) for the 12 months to the end of that period, divided by (ii) the average number of business sales division customers in that period, and (iii) multiplied by 12 months.
(16)	Pay multi-channel subscribers represents the number of pay multi-channel subscribers as at the end of the last month of a 12 month period.
(17)	Basic viewing over 24 hours in pay-television homes.
(18)	Includes Flextech’s wholly owned channels and UKTV’s advertising revenues.

CABLE SEGMENT

Consumer Sales Division

Telewest’s consumer sales division encompasses residential cable television, telephony and internet services. Telewest markets all of its residential services under the “Telewest Broadband” name. In line with its current long-range plan, the focus of the consumer sales division has shifted from acquiring customers to acquiring and retaining the most profitable customers, increasing average revenue per user and reducing churn.

Telewest’s intention is to focus on providing core bundled products (cable television, telephony and broadband internet) to drive the number of dual and “triple play” customers. Dual-play customers are customers who subscribe to two of its three residential services (cable television, telephony and internet services) and “triple play” customers are customers who subscribe to cable television, telephony and internet services.

As part of this strategy Telewest implemented a new pricing policy for all of its products and services, including its digital television services. The new pricing policy is intended to:

•	increase average revenue per user;

•	drive Telewest’s “triple play” customer base;

•	increase free cash flow;

•	emphasize product offerings where Telewest has a competitive edge; and

•	ensure that Telewest sells only profitable product combinations.

In accordance with its strategy to acquire and retain the most profitable customers, Telewest has recently introduced an up-front payment system for all new customers which can be offset against any installation fee or subscription fee and that filters out subscribers who receive Telewest’s services, but fail to pay for them.

As at December 31, 2003, Telewest had approximately 292,000 “triple play” customers subscribing to broadband internet, telephony and cable television services. These “triple play” customers accounted for nearly 16.8% of its customer base. This “triple play” base, which represents its most profitable customer segment, has increased rapidly and is a result of Telewest’s strategy to be a leader in broadband services and to target profitable customers.

Cable Television

Telewest’s cable television services provide a wide range of programming over its digital and analog television platforms, including news and information, general interest, business, children’s, international, music and sports programming. Telewest obtains some of its programming from Flextech (its content segment) and the balance from a variety of sources, including BSkyB, terrestrial broadcasters and other programming suppliers.

Telewest offers multi-channel analog and digital television services in all of the areas in which it operates, except for certain of the areas covered by Eurobell South-East and Cabletime, where it currently offers only its analog service. Telewest is currently upgrading part of its Cabletime network in Birmingham so that it can deliver digital television and broadband internet services to approximately 60,000 homes. Other areas of the network that are not yet digitally serviceable may be upgraded over the next several years. When most of its existing customers have migrated from analog to digital services, Telewest expects to phase out its analog service.

Cable television is the product with the highest up-front investment, principally as a result of the provision of free set-top boxes to new subscribers. It is also the service with the lowest margins. As a result, Telewest’s focus is on acquiring profitable, higher margin television customers rather than overall subscriber growth. Telewest therefore raised prices earlier this year, with the largest increases falling on its least profitable customers; those subscribing to its entry-level cable television package.

As at December 31, 2003, Telewest had approximately 1,272,000 cable television subscribers.

Digital Television Services

Telewest’s digital television services consist of a wide array of television and radio channels, pay-per-view films, interactive services, including enhanced “red-button” functionality, and television e-mail. As at December 31, 2003, Telewest had an installed base of approximately 988,000 digital television subscribers representing approximately 77.7% of its total cable television subscriber base. Telewest’s digital television services allow greater customer choice than its analog services and include interactive services and an electronic program guide.

In 2002, Telewest tested and implemented Liberate 1.2 software across its digital television platform. The software provides its digital cable customers with a range of interactive “red button” services, which are interlinked in real time to enabled television programs and include additional program information, shopping and games.

Telewest offers combined digital television and telephony packages, to which one or more premium channels (e.g., movie and sport channels) may be added for an additional monthly fee. All of Telewest’s digital television customers can also purchase pay-per-view films provided by Front Row, a joint venture that Telewest owns jointly with NTL Incorporated. Digital television customers can also purchase pay-per-view Barclaycard FA Premier League football matches, “Sky Box Office” events and adult-content programming.

In order to enhance the attractiveness of its basic cable television packages, Telewest has introduced new channels to these packages. For example, Sky One, the Hallmark Channel, UK Gold +1 and Living +1 have been added to its “Essential” package, and Sky Sports News and UK History have been added to its “Starter” package. These packages accounted for approximately 38.5% and 17.8%, respectively, of its digital TV base at December 31, 2003. These packages are not available to new stand-alone cable television subscribers. Customers who wish to subscribe to cable television on a stand-alone basis must now subscribe to “Supreme,” Telewest’s top-tier basic package.

In March 2003, by agreement with BSkyB, Telewest began to provide digital television subscribers with “Sky Multiplex”, comprising nine movie channels. During the year ended December 31, 2003, Telewest launched nine new basic entertainment channels.

Analog Television Services

Telewest offers its customers more than 30 basic channels and nine premium channels as part of its stand-alone and combined analog service offerings. Some of its channels operate throughout the day and others operate for only part of the day and share a channel position. When most of its existing customers have migrated from analog to digital services, Telewest expects to phase out its analog services.

Cable Telephony

Telewest offers a wide range of high-quality telephony services to its residential customers. Telewest enhances its basic residential telephony service by offering additional services, such as call waiting, call barring (which prevents unauthorized outgoing calls), call diversion (call forwarding), three-way calling, advanced voicemail, caller line identification and fully itemized monthly billing.

Telewest offers “Talk Unlimited” as a stand-alone product or combined with pay-television packages. Talk Unlimited is a fixed-fee residential telephony package with unlimited local and national calls, excluding calls to non-geographic, premium rate and mobile telephone numbers. As at December 31, 2003, Telewest had approximately 349,000 standard Talk Unlimited subscribers accounting for approximately 21.8% of all of its residential telephony subscribers.

At the beginning of 2003, Telewest expanded its fixed-fee telephony services by launching “Talk Evenings and Weekends”, a telephony service offering unlimited local and national evening and weekend calls to anywhere in the United Kingdom, and “Talk International,” which offers reduced rates to all international destinations, each for a flat monthly rate. As at December 31, 2003, Telewest had approximately 107,000 Talk Evenings and Weekends subscribers. Total subscribers to Telewest’s “Talk” services at December 31, 2003, therefore, amounted to approximately 456,000, or approximately 28.5% of its total telephony subscribers at that date, of which approximately 30,000 subscribers take the additional Talk International service. Telewest is also improving the value for its telephony consumers by offering free voicemail.

Internet Services

High-speed Internet Service (blueyonder broadband)

In March 2000, Telewest launched “blueyonder broadband,” its high-speed internet service. Using Telewest’s National Network and its interactive services platform, blueyonder broadband offers high-speed access to the internet. Customers currently access this service via cable modems linked to personal computers and have unlimited and continuous access to internet content for a monthly subscription fee. Telewest also offers blueyonder broadband internet service via wired connections to modems in digital television set-top boxes and introduced a wireless connection on August 6, 2003. As at May 12, 2004, Telewest had approximately 498,000 blueyonder broadband internet subscribers, (approximately 414,000 as at December 31, 2003).

In June 2002, Telewest launched its 1Mb blueyonder broadband internet residential internet service, following an extensive trial with 1,500 Scottish customers. This service offers a continuous cable connection to the internet and enables its customers to download music and software more quickly than is possible with the standard blueyonder broadband 512Kb internet service, share larger files and benefit from enhanced full-screen video and audio streaming. As at December 31, 2003, Telewest had approximately 34,000 subscribers (representing approximately 8.1% of its broadband subscriber base) for its 1Mb service. On May 12, 2003, Telewest announced the launch of a 2Mb blueyonder broadband residential internet service following a successful trial with 1,500 customers. As at December 31, 2003, Telewest had approximately 7,000 subscribers to its 2Mb service (representing approximately 1.7% of its broadband subscriber base). The 2Mb service is approximately 40 times faster than traditional dial-up internet services and two times faster than the fastest consumer services offered by AOL, Wanadoo (formerly Freeserve) and BT (1Mb).

In order to strengthen its market position in the broadband internet market, Telewest has recently launched a 256Kb service, which Telewest expects will broaden the range of customers it attracts. In addition, on April 26, 2004 Telewest announced that with the exception of the 256Kb service it was increasing the speed of each of its 512Kb, 1Mb and 2Mb blueyonder broadband products by approximately 50% (i.e., to 750Kb, 1.5Mb and 3Mb, respectively). These upgrades are expected to be available to new and existing subscribers by the end of May 2004 and will not involve any price increase.

Blueyonder broadband internet is successful in attracting new customers to Telewest’s services. For example, in the year ended December 31, 2003, approximately 42% of blueyonder broadband internet installations were for subscribers new to Telewest’s services.

Telewest recently launched a self-installation option for blueyonder broadband internet service, available to existing digital television subscribers, making it the lowest permanent entry price to broadband internet in the United Kingdom. The new self-installation packs are available to Telewest’s approximately 988,000 existing digital TV subscribers and make use of cable modems embedded in set-top boxes. Self-installation is more convenient for some customers and improves cost efficiency as fewer visits to customer premises are required, and fewer stand-alone cable modems are needed. Telewest also launched a wireless self-installation pack on August 6, 2003.

Telewest’s blueyonder broadband internet services won several industry awards in 2002. In February, Telewest collected the “Best Un-metered ISP” award for its blueyonder broadband dial-up and broadband services and the “Best Application Service” award for its blueyonder broadband workwise business product at the fourth annual Internet Service Providers Association Awards. Telewest’s 1 Mb service was voted the “Best New Telecommunications” product for 2002 at the Computing Industry Awards. Industry experts and readers of the internet press have voted Telewest “Best Broadband ISP,” “Most Satisfying British ISP” and “Best Gaming Service” at the Future UK Internet Awards 2002, and Telewest has been voted “Best Cable Modem Service” by ISP Review.

Blueyonder broadband internet service is now available to all of Telewest’s subscribers, except those in the Eurobell South-East and Cabletime coverage areas. Telewest is currently upgrading part of its “Cabletime” network in Birmingham so that it may deliver digital television and broadband internet services to approximately 60,000 homes. Other areas of the network which are not yet digitally servicable may be upgraded over the next several years.

Together with its dial-up internet services, described below, Telewest had approximately 648,000 internet subscribers as at December 31, 2003.

Dial-up Internet Services

Telewest also provides unmetered internet access for a flat fee under the brand name “SurfUnlimited.” As at December 31, 2003, Telewest provided internet access to approximately 233,000 residential customers through its “SurfUnlimited” and pay-as-you-go internet services. SurfUnlimited introduces subscribers to a reliable fixed-fee unmetered service.

Sales and Marketing

Telewest’s sales divisions each have separate sales and marketing teams. Telewest markets all of its residential services under the “Telewest Broadband” brand name. In the consumer sales division, Telewest’s marketing strategy is designed to acquire higher-margin customers and increase average revenue per user while lowering selling costs. Telewest relies primarily on integrated marketing campaigns, which combine radio, newspaper and poster advertising with telemarketing, direct mail and retail sales.

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

Customer service, however, remains a prime focus of Telewest. As at December 31, 2003, Telewest employed approximately 2,000 full-time equivalent staff in customer service roles after consolidation of its 12 customer service centers into seven. Telewest now has a dedicated customer service center to deal with all billing and collection operations and has improved its billing procedures by introducing a single bill, combining charges for all products and services, and “E-billing,” which enables customers to elect to receive their bills electronically.

On March 31, 2003, Telewest opened a dedicated “National Movers Center” to improve the customer service provided to those customers who move house within Telewest’s franchise area and to increase take-up of its products and services by people moving into pre-wired homes.

Business Sales Division

Markets and Products

Telewest’s business sales division, which operates under the “Telewest Business” brand, is focused on the delivery of business communications solutions through an effective combination of voice, data and managed solutions services. Telewest’s local network infrastructure and its National Network allow it to offer a wide range of advanced communications services to businesses. Telewest’s main customers range from SMEs to larger targeted corporations and public sector organizations.

Telewest believes that the business market, in particular multi-site organizations in the private and public sectors, represents an attractive opportunity because these organizations have complex requirements for communications services and the core capabilities of its network enable it to provide an array of managed network services, such as advanced telephony, private networks and virtual private networks, to meet those requirements. In particular, these organizations:

•	have an increasing demand for bandwidth;

•	account for a significant percentage of the total UK business telecommunications spending; and

•	make buying decisions and need technical support locally.

Telewest’s business services range from simple voice and point-to-point private circuits to more specialized products including hybrid managed Centrex and its “IP Virtual Private Networks.” These advanced products enable customers to integrate voice, data and video transmission over a single network.

Telewest’s Carrier Services Unit offers managed services to telecommunications operators and internet service providers, as well as the use of its fiber-optic National Network for the handling of voice and data communications. This exploits Telewest’s fixed network investment by providing additional revenues from the operations of other carriers. The Carrier Services Unit also focuses on strategic partnerships with larger carriers, such as UK mobile telephone operators.

Sales and Marketing

Telewest’s business sales division is positioned as a high-quality, price-competitive solutions provider and employs direct sales forces with specialist knowledge and experience within each of its target customer areas (i.e., SMEs, larger corporations, travel and public sector) and an understanding of the particular challenges and needs of each target area. Complex solutions are designed by its “Business Solutions Consultants,” who are experts in the latest technologies and their applications.

Telewest also employs its own telemarketing team to provide follow-up calls to its marketing campaigns. This team operates within Telewest’s marketing communications group. The leads generated are passed through to the sales force.

For existing customers, Telewest’s business account managers and service managers contact each major customer regularly to ensure service satisfaction and to market additional services appropriate for that customer.

Customer Service

A consistently high quality of service is central to the provision of services by Telewest Business from initial consultancy and advice to sales support and aftercare. Business customers require specialized customer service. This is provided through two dedicated call centers that provide specialized fault-handling and resolution services.

CONTENT SEGMENT

Content Segment (Flextech)

Telewest’s content segment, Flextech, is primarily engaged in the supply of basic television channels and related services to the UK pay-television broadcasting market.

Flextech, together with UKTV, Telewest’s joint venture with BBC Worldwide, is the largest supplier of basic (i.e., non-premium) thematic channels to the UK pay-television broadcasting market, supplying approximately 19.7% of the UK’s basic viewing in multi-channel television homes in the year ended December 31, 2003. Flextech has four wholly owned pay channels: Living TV, Bravo, Trouble and Challenge TV and is also BBC Worldwide’s equal partner in UKTV, which currently has seven pay channels: UKTV Gold, UKTV G2, UKTV Style, UKTV Documentary, UKTV People, UKTV Drama and UKTV Food. Flextech also owns three multiplexed channels (Living TV +1, Bravo +1 and Trouble Reload) and has an interest in four multiplexed channels operated by UKTV: UKTV Gold + 1, UKTV Style + 1, UKTV Documentary + 1 and UKTV Food + 1. Each of the Flextech and UKTV multiplexed channels air programming otherwise available on the channel from which they are derived (e.g., Living TV + 1 is derived from Living TV) at different broadcast times.

Depending upon the distribution agreement with the platform operator and the package chosen by the customer, Telewest’s wholly owned and UKTV channels are available on its own analog and digital platforms, BSkyB’s digital platform and NTL Incorporated’s analog and digital platforms. These channels generate revenue based on the number of customers subscribing to programming packages carried by the relevant platform operators. Further revenues are generated by the sale of airtime and sponsorship to advertisers and advertising agencies by Flextech’s advertising sales department. Flextech and UKTV are also represented on Freeview, the free-to-air digital terrestrial television platform launched by the BBC, BSkyB and Crown Castle International on October 30, 2002. In October 2002, UKTV launched the UKTV History channel and in January 2003, Flextech launched Ftn and UKTV launched UKTV Bright Ideas. All three channels are available on all multi-channel platforms. Ftn and UKTV Bright Ideas are separate channels with distinct offerings which operate within one of the twenty-four hour general entertainment slots available on Freeview. UKTV History, UKTV Bright Ideas and Ftn are solely reliant on advertising revenues. On January 28, 2004, UKTV also launched UKTV History + 1, a multiplexed channel available on satellite and Telewest cable.

Flextech, together with UKTV, intends to become a significant force in multi-channel television by leveraging Telewest’s relationship with the BBC, through UKTV, and by targeting niche markets with Telewest’s wholly owned channels, and UKTV channels.

Sources of Supply

Programming

Telewest obtains its programming content through Flextech, UKTV and other programming suppliers, such as BSkyB. Telewest’s contracts with programming suppliers generally run from twelve months to four years. In general, Telewest pays for its basic programming based on the number of customers subscribing to a particular channel. Some of Telewest’s programming contracts also provide volume discounts that reduce per-subscriber charges as the number of customers subscribing to a channel increases.

Telewest obtains a significant amount of its premium programming and some of its basic programming under various arrangements with BSkyB, the exclusive supplier of most significant premium programming in the United Kingdom. BSkyB’s general entertainment, premium sports and movie programming is generally popular in the United Kingdom and is important in terms of attracting and retaining cable television customers. Telewest currently purchases premium programming from BSkyB pursuant to an industry rate card. The industry rate card sets out the pricing for the supply of programming by BSkyB to UK cable operators that do not have separate agreements with BSkyB.

Telewest’s other significant suppliers include Viacom, Discovery and Turner (Time Warner).

Services and Equipment

Telewest obtains services and equipment for the construction and operation of its cable systems from numerous independent suppliers. Telewest believes that it can purchase substantially all of the services and equipment it needs to operate its business from more than one source. However, if the supplier of a product that involves significant lead time for production and delivery were unwilling or unable to supply it, Telewest could suffer disruptions in the operation of its business, which could have an adverse effect on its results. Telewest owns almost all of the cable network equipment utilized on its network other than its digital telephony switches, which are leased under finance leases from, among others, Export Development Canada and subsidiaries of The Royal Bank of Scotland plc. Telewest is in default under certain of its finance leases as a result of steps taken to effect the Financial Restructuring. Telewest has reached an agreement with counterparties to certain of its existing finance leases regarding the waiver of existing and future defaults that have, or might, arise as a result of the Financial Restructuring.

Telewest’s Networks

Telewest’s network, which consists of approximately 65,000 kilometers of fiber and coaxial cable, as well as high-capacity electronics equipment, consists of three parts:

•	local distribution networks located in each area in which Telewest operates;

•	a National Network, which links all of Telewest’s local distribution networks; and

•	a broadband IP services platform, which overlays the National Network and provides the backbone for Telewest’s interactive digital and high-speed internet services.

Local Distribution Networks

Telewest’s local distribution networks are vital to the provision of its broadband and cable telephony services.

Broadband

Telewest provides broadband services using hybrid fiber-coaxial network architecture. Analog television signals are received at regional headends either from satellite or terrestrial antennas, and digital television signals are received from its national digital headend. Both are then transmitted via the local distribution networks. Telewest’s networks use multiple fiber-optic cables to transmit signals from the regional headends to fiber nodes dedicated to small clusters of about 500 homes, at which point Telewest uses high-bandwidth coaxial cable to distribute the signals to individual residential subscribers. Telewest’s network has a high bandwidth (typically 750MHz) and is capable of two-way, high-speed data transfer.

In the United Kingdom, cable operators generally have been required to install cable underground. Telewest’s network architecture is particularly suited to this environment because it is essentially service transparent, thereby allowing future service upgrades to be implemented (within current bandwidth constraints) primarily at the headend and/or customer premises, without the need for extensive, expensive and time-consuming upgrading of the underground network. For example, Telewest’s digital television and high-speed internet services were introduced primarily through changes to headend and customer premises equipment, rather than changes to the underground network.

Cable Telephony

Telewest provides telephony services using an “overlay” distribution network, which shares the same physical underground infrastructure as the broadband hybrid fiber-coaxial network and is connected to digital switches that have been installed in each of the areas in which it operates. The switches enable Telewest to complete, within its own networks, local calls between its customers. They also provide Telewest with flexibility in selecting interconnection carriers for calls that terminate outside its networks. The digital switches also enable Telewest to gather information about customer calling patterns, which can be used to structure customized call pricing plans and discount programs, and to monitor fraud by identifying unusual or excessive call activity at an early stage. As well as offering basic telephony services, the switches support enhanced calling features and complex services for businesses, including Centrex and ISDN services.

Digital telephony signals typically are transmitted using synchronous digital hierarchy, or SDH, over fiber-optic cable to a 500-home node, at which point the signal is converted to a conventional telephony signal and distributed to customers over twisted copper pairs. In addition, direct fiber connections can be made to businesses to deliver a wide range of higher-capacity data services.

Throughout most of the areas in which Telewest operates, both the hybrid fiber-coaxial and overlay networks have been built to enable delivery of both broadband and telephony services to customers.

Telewest’s overlay distribution network also enables it to provide businesses with a variety of data services ranging from private circuits to managed-fiber networks.

Telewest’s National Network

Telewest’s National Network links all of Telewest’s areas of operation and consists of approximately 6,300 kilometers of high-capacity, multi-fiber-optic cable, as well as fully resilient state-of-the-art SDH which allows for the efficient delivery of data across fiber-optic networks.

Telewest uses its National Network in a number of ways. Each of its telephony switches is linked through the network, allowing a greater proportion of calls to remain solely within Telewest’s network, thereby saving on interconnection costs. The network is also used to distribute all of its digital and analog television channels from its national headend in Knowsley to each of its areas of operation.

In common with all other UK telecommunications operators, a part of Telewest’s fiber-optic cable (making up the National Network) is owned by other licensed operators and is leased to Telewest on an “indefeasible rights of use” basis. These indefeasible rights of use have, in some cases, unexpired terms of up to 25 years before Telewest is able to acquire ownership of the fiber or duct outright.

IP Network

In 1999, Telewest augmented the National Network with a national IP network and commenced deployment of a broadband IP services platform, which has now been completed. The IP network consists of 54 high-capacity IP routers located in its existing facilities. This network provides the backbone for Telewest’s interactive digital television services as well as its high-speed internet services. The network is also used to deliver a range of IP virtual private network based data services to business customers.

The broadband IP services platform has been deployed in parallel with Telewest’s digital television and high-speed internet services. This platform consists of a range of application servers, application software and customer premises equipment such as Telewest’s digital set-top boxes and cable modems.

Intellectual Property

Telewest does not own any material copyrights, patents or trademarks, other than the Telewest brand name, certain television channel brand names and certain programming content. Telewest does not believe that the ownership of copyrights, patents or trademarks, other than the Telewest brand name and these television channel brand names, is material to its business. Telewest relies on a number of third-party copyrights, patents and trademarks for applications relating to billing, customer management and the delivery of services over its networks. Telewest also obtains television programming content from third parties.

Research and Development

Telewest’s research and development is focused on evaluating changes in technology that could affect its television, telephony and internet services. Research and development expenditures, however, do not represent a material cost for Telewest.

Seasonality

Although there is limited seasonal fluctuation in the demand for Telewest’s services, some services are subject to seasonal fluctuation. Telephone usage, for example, generally decreases during the summer due to the summer holidays and as a result of customer moves.

Competition

Telewest’s broadband products and services compete with those of a wide range of companies that use a variety of sophisticated and rapidly changing technologies. Telewest faces strong competition in all of the markets in which it operates.

Cable Television

Telewest competes directly with terrestrial television (over-the-air broadcast television) services, direct-to-home, or DTH, digital satellite services, such as BSkyB, and digital terrestrial service providers, such as Freeview. Telewest’s programming, particularly its pay-per-view programming, also competes with other forms of purchased and rented home entertainment, including video and DVD.

The principal competitors of Telewest’s cable television business are as follows:

Terrestrial Television Services

Analog terrestrial television viewing in the United Kingdom has long been one of the most popular forms of entertainment, and daily viewing time in the United Kingdom has been among the highest in the world. Although the five free-to-air analog terrestrial television channels in the United Kingdom are generally perceived as providing high-quality programming, Telewest believes that many viewers have a desire for a wider variety of television programming. Telewest believes that acceptance of alternative programming, together with the relatively high penetration of DTH satellite services and digital terrestrial television, demonstrates a willingness by many consumers in the United Kingdom to pay for additional programming.

Digital Television Services

Competition in the pay-television market has dramatically increased since the launch by BSkyB and ITV Digital of their respective DTH satellite and digital terrestrial television services in October 1998 and November 1998, respectively. ITV Digital has now ceased operations and has been effectively replaced by Freeview. Competition in this market was further enhanced by offers of free set-top boxes from BSkyB and its offer to bundle free internet access and discounted indirect telephony access with its digital television service.

DTH Satellite

BSkyB is the sole distributor of pay-satellite television programming in the United Kingdom and is Telewest’s principal competitor in the UK pay-television broadcasting market as well as one of its most important sources of programming. BSkyB currently offers its DTH satellite service customers pay-per-view services throughout the United Kingdom, including in the areas in which Telewest operates. As at December 31, 2003, BSkyB claimed to have approximately 7.2 million digital television subscribers. The size of its customer base allows it to purchase programming from third parties under advantageous terms and to distribute that programming and its own premium and basic programming to its subscribers at prices that may be less than the prices that Telewest charges its subscribers for programming.

BSkyB has launched “Sky+”, a personal video recorder product that allows television viewers to “time-shift” programming. Telewest currently does not market a product that is comparable to Sky+. Competition from Sky+ could adversely affect Telewest’s business.

Digital Terrestrial Television

Freeview, a free-to-air digital television service, was launched in October 2002 by a consortium led by the BBC, and also involving BSkyB and Crown Castle. Freeview currently offers approximately 30 free digital television channels, in addition to a number of radio channels, including BBC Three, BBC Four, CBeebies and ITV2 as well as digital versions of the five terrestrial channels. Freeview is generally available to consumers who purchase a set-top box (currently retailing for less than £80) that plugs into an analog television, or had previously purchased a set-top box in order to view programming provided by the now defunct ITV Digital, and also to consumers that own an integrated digital television. The UK government has approved a wide range of additional free-to-view channels that are being produced by the BBC, some of which will be available on Telewest’s platform. Data released by the Independent Television Commission estimated that as at June 30, 2003, approximately 797,000 set-top boxes had been sold for Freeview, and reached 1,790,000 homes. Competition from Freeview and free-to-view channels could materially adversely affect Telewest’s business operating results.

Several former BSkyB executives launched a pay-television service, “Top Up TV”, on March 31, 2004, which is available to all consumers who are capable of receiving Freeview. Top Up TV provides approximately 10 channels, including Discovery, E4, UK Gold and Bloomberg, to subscribers for a fee of £7.99 per month.

Interactive Services

There are a small number of service providers that operate pay-per-view-type interactive services on the BT broadband network. If the market develops for these types of interactive services, Telewest’s business, operating results and financial condition could be materially adversely affected.

New Technologies

There are now a range of service providers using both the BT Asynchronous Digital Subscriber Line, or ADSL, wholesale service and unbundled BT local loop network to provide broadband services to retail customers.

Five mobile telephone networks have been awarded third generation, or 3G, licenses in the United Kingdom. Of these, “3,” operated by Hutchinson 3G Limited, and Vodafone have commercially launched their broadband/3G services. However, it is anticipated that the other mobile networks will do so during 2004 and 2005. This will widen competition in the provision of broadband services.

The UK government is currently considering what steps it will take as part of a decision to switch off the analog terrestrial television transmission within the next decade, which will require a large majority of the UK population to have “migrated” from analog to digital (IDTV) television sets.

Cable Telephony

Competition in both the residential and business telephony markets is increasing, principally as a result of general price competition, the introduction of carrier pre-selection and wholesale line rented, number portability and as a result of the continued growth of mobile operators and mobile telephony as a substitute for fixed-line telephony.

BT, Telewest’s principal competitor in the residential telephony market, has an established market presence, a fully built network and resources substantially greater than Telewest’s. As BT provides, by its own estimates, approximately 73% of all UK fixed voice minutes as of June 30, 2003, Telewest’s ability to convince consumers to choose its services over those of BT will largely determine Telewest’s success in the residential telephony market.

Calls to Mobiles

Following a consultation in September 2001, the Office of Telecommunications announced that it intended to impose a price cap of the retail price index less 12% on the interconnection/call termination rates of the UK mobile networks. This decision was rejected by all four mobile operators and referred to the Competition Commission in January 2002. In January 2003, the Competition Commission concluded that the termination charges of the four mobile operators operated against the public interest and were 30-40% above a fair charge. It recommended that each mobile network operator be required to reduce its level of total termination charge by 15% in real terms by July 25, 2003. The Competition Commission also recommended that O2’s and Vodafone’s charges should be subject to a further reduction of 15% less any increase in the UK retail price index between July 25, 2003 and March 31, 2004 and for each of the two subsequent financial years, and that Orange’s and T-Mobile’s charges should be reduced by 14% less any increase in the UK retail price index in each of these subsequent two time periods.

The Director General of Telecommunications and the Office of Telecommunications accepted the Competition Commission’s conclusion of a one-off reduction of 15% by July 2003. The Competition Commission’s report and the UK Office of Telecommunications’ proposed implementation of its conclusions was the subject of judicial review proceedings brought by Vodafone, T-Mobile and Orange. The High Court ruled that the determination of the Office of Telecommunications and the Competition Commission’s decisions be upheld. The mobile operators listed above were given leave to appeal this decision but chose not to. On July 25, 2003, all of the mobile operators in the United Kingdom, excluding “3,” reduced their call termination payments by the required average of 15%. Between December 2003 and February 2004, Ofcom consulted on the regulation of wholesale voice call termination. The proposals consulted on will be implemented subject to any intervention by the European Commission. Ofcom proposes a targeted average charge from April 1, 2004 to March 31, 2005 and that Vodafone’s and O2’s mobile termination charges should be reduced by 15%, and Orange’s and T-Mobile’s charges should be reduced by 14%, less any increase in the UK retail price index, between April 1, 2005 and March 31, 2006.

Mobile interconnection costs are significant to Telewest’s business. Telewest will be exploring options to provide new telephony packages in the light of the mandated reductions in termination charges imposed on the UK mobile operators and any further future reductions.

Telewest believes that price is an important factor influencing UK customers to choose a telephony provider. BT has continued to modify its telephony rate structure by increasing line rental charges, decreasing the costs of its calls and generally moving towards fixed-price, bundled tariffs. Regulatory and competitive pressures may cause BT to reduce its prices further. In particular, the advent of wholesale line rental bundled with carrier pre-selection services, as a result of regulatory obligations imposed by the UK Office of Telecommunications, or Oftel, on BT, may intensify the extent of competition faced by Telewest from telephony service providers using BT’s network. In particular, with the introduction of this new bundled BT wholesale product, service providers will be able to take over and manage the entire service and billing relationship with the customer. Although Telewest intends to remain competitive, these developments and changes in BT’s price structure may adversely affect Telewest’s financial condition and results of operations.

BT is also Telewest’s principal competitor in the business telephony market and, according to the Office of Telecommunications, provides 8.2 million business lines estimated at 82% of all UK business telephony lines. Business telephony providers compete on price, range and quality of services provided. Telewest expects competition to intensify among existing and new market participants in the voice market, which could affect its ability to compete effectively in the business telephony market.

Telewest also competes for residential and business customers with mobile network operators. Competition from these operators could increase further, particularly if their call charges are reduced further or their service offerings are expanded or improved.

There are now a range of service providers using both the BT ADSL wholesale service and unbundled BT local loop network to provide broadband services to retail customers.

Internet Services

SurfUnlimited, Telewest’s unmetered dial-up access product, Telewest’s blueyonder pay-as-you-go dial-up access product, and blueyonder broadband all compete in a rapidly evolving market place and with products and services provided by companies in the telecommunications, information, media, entertainment and advertising fields. These products compete for usage, subscribers, advertising and e-commerce with a variety of companies offering dial-up and high-speed internet services, including AOL, Wanadoo (formerly Freeserve) and BT.

As of July 2003, according to published statistics, 1,170,000 broadband internet subscribers in the United Kingdom were provided with a service via the BT network and 1,093,000 received cable broadband services from Telewest or NTL.

BT is a significant provider of both retail and wholesale access broadband services in the United Kingdom. BT sells broadband access to retail consumers through “BT Openworld” and “BT Broadband,” both of which provide high-speed internet services based on ADSL technology and operate at speeds comparable to those of Telewest’s 512Kb blueyonder broadband service. BT Broadband offers retail customers basic broadband internet access without email or content, while BT Openworld bundles basic internet services and content for a single subscription fee. In addition, BT also provides a wide range of internet access packages and payment options. Broadband packages include several types of self-installed products.

In June 2003, BT announced a joint venture with Yahoo Inc. to launch a new broadband internet service to residential consumers. As part of this joint venture, BT Openworld rebranded its consumer offerings as BT Yahoo! In July 2003, BT announced a one-month free broadband line rental offer available from July 1 to September 30, 2003.

On August 29, 2003, BT announced a range of price cuts across its business services portfolio. The new fees were applied to all new customers and existing users on a pro rata basis from September 1. Customers’ quarterly bills will be adjusted accordingly.

In October 2002, BT and BSkyB announced that BSkyB would sell BT broadband services on a promotional basis to BSkyB’s digital television customers. This may adversely affect Telewest’s efforts to win over BSkyB customers through its ability to offer integrated digital television and broadband packages and could adversely affect Telewest’s financial condition and results of operations.

On May 13, 2004, BT announced price reductions for wholesale broadband access. As a result of the reduction of the costs of supplying broadband services, Telewest expects increasing price competition in the broadband internet business.

Oftel has mandated that BT offer wholesale access to any high-bandwidth product that it makes available, such as ADSL, and allow unbundled access to its local access loops to those internet service providers that wish to install their own broadband equipment at BT’s local exchanges. As a result, several companies have launched competing ADSL-based high-speed internet services, some of which operate at speeds equal to or in excess of Telewest’s 512Kb, 1Mb and 2Mb services. The regulation of BT’s wholesale broadband services and unbundled local loop has an effect on Telewest’s retail broadband services. For example, on July 21, 2003, Oftel ordered BT to reduce its charges for wholesale unmetered internet access by 17%, backdated to June 2002.

Telewest does not currently provide its blueyonder internet services on a wholesale basis, but it may do so in the future. NTL announced on December 5, 2002 that it had agreed with AOL Broadband, the broadband division of Time Warner, to deliver AOL’s broadband service on NTL’s cable network. On December 16, 2003, Ofcom issued its final proposals for BT wholesale broadband regulation. These proposals do not currently extend to Telewest, but there can be no assurance that they will not do so in the future. On December 9, 2003, BT announced the launch of a ‘voice over internet protocol’ (“VOIP”) service that could be accessed and used by cable broadband customers. Telewest is currently considering its response to BT’s action.

Content

Flextech (Telewest’s content segment) supplies basic television programming to the UK multi-channel television market and depends largely on subscription and advertising revenues from that television programming.

Flextech’s television programming competes with other broadcasters and may lose audience share, as a result of which its contracts with platform owners (which currently cover all UK digital and analog platforms) may not be renewed or may be renewed on less favorable subscription terms, and its advertising revenues may, as a result, decrease. Economic and market factors may also adversely influence subscription and advertising revenues apart from individual channel performance.

Flextech competes for program rights with broadcasters transmitting similar competitor channels to those owned by Flextech and those in which it has an interest by virtue of UKTV, Flextech’s joint venture with BBC Worldwide. As a result of this competition for a limited number of well-known program rights, it is possible that the price of these program rights could substantially increase, thereby limiting Flextech’s ability to purchase that programming for transmission on its channels and those of UKTV, or adversely affecting the profitability of its channels.

On October 11, 2002, Carlton Communications plc and Granada plc announced their intention to merge. The proposed merger was subject to a second-phase investigation by the UK Competition Commission. The Secretary of State accepted the Competition Commission’s report and recommendations in full, clearing the merger on October 7, 2003, subject to behavioral remedies which give advertisers, among other things, the option to renew the terms of their 2003 contracts with Granada and/or Carlton without change.

Telewest cannot predict the effect that the merger of Carlton and Granada will have on the business of Flextech and UKTV. It is possible that, by combining, Carlton and Granada will be able to defend or increase their share of the UK television advertising market through “air-time bundling” contracts and pricing practices that may adversely affect the business, results of operations and financial condition of Flextech and UKTV.

Other Broadband Services

A condition has been added to BT’s license that requires it to make its local access loops available as leased circuits to other public telecommunications operators on a wholesale basis, subject to any price regulation by the UK Office of Telecommunications. Operators are therefore able to upgrade BT’s local access loops to provide higher bandwidth capacity by using ADSL technology at BT’s local exchanges and at customers’ premises. In addition, BT has launched both retail and wholesale ADSL services. BT is also now supplying other operators with high-bandwidth capacity on a wholesale basis. There are currently a small number of service providers that operate types of pay-per-view interactive services on BT’s broadband network. ‘Broadband services’ have been defined by the UK Office of Telecommunications as services that deliver data at above 128 Kbps. The availability of ADSL and other local loop broadband technologies will increase the availability of services that compete with Telewest’s analog and digital television services, its internet services and its interactive services, which may have a material adverse effect on Telewest. In October 2002, BSkyB and BT announced that BSkyB would sell BT broadband services on a promotional basis to BSkyB’s digital television customers. This offer is comprised of a discount to the standard BT broadband retail price plus an initial discount to the customer’s BSkyB bill. This bundled offering of digital television and high-speed broadband internet access may cause Telewest to lose customers which could have a material adverse effect on Telewest’s business, operating results and financial condition.

Regulatory Matters

Overview

Telewest’s principal business activities are regulated and supervised by various governmental bodies in the United Kingdom and by the regulatory initiatives of the European Commission. The principal regulators of the UK cable television and telephony industry are the Office of Communications, or Ofcom, the Office of Fair Trading, the Department of Trade and Industry, and the Department of Culture, Media and Sport.

The Communications Act 2003 was enacted on June 17, 2003 and entered into force on December 29, 2003. This legislation has transferred to Ofcom the regulatory functions of the Director General of Telecommunications, the Office of Telecommunications, the Independent Television Commission, the Broadcasting Standards Commission, the Radio Authority and the Radiocommunications Agency (an executive agency of the Department of Trade and Industry).

UK Regulatory Authorities

Ofcom

Ofcom licenses and regulates the provision of commercial television broadcasting under the Broadcasting Acts of 1990 and 1996. Its functions are, among other things, to grant licenses for television broadcasting activities (including cable television licenses) and to regulate the commercial television sector by issuing codes on programming, advertising and sponsorship, monitoring programming content and enforcing compliance with the Broadcasting Acts and license conditions. Ofcom has the power to vary licenses, impose fines and revoke licenses in the event of a breach of license conditions. It also enforces ownership restrictions on those who hold or may hold an interest in licenses issued under the Broadcasting Act 1990, and is overseeing the introduction of digital television in the United Kingdom.

Ofcom’s functions also include the issuance of market review statements and notifications pursuant to the new Electronic Communications EU Directives (see “—European Directives,” below) and the Communications Act 2003, imposing regulatory conditions on specific providers, and the monitoring and extension of those conditions as necessary, advising the Secretary of State for Trade and Industry on telecommunications issues, investigating complaints and exercising concurrent jurisdiction with the Office of Fair Trading under the Competition Act 1998 in respect of telecommunications markets. In exercising its functions, Ofcom has duties to promote the interests of consumers and to maintain and promote effective competition. Ofcom is also required to advise the Secretary of State as to the media public interest considerations in merger cases where the Secretary of State has issued a public interest intervention notice. Any such media public interest issues identified by Ofcom can then be referred by the Secretary of State to the Competition Commission for detailed investigation before the Secretary of State decides to either permit or block the merger on public interest grounds.

The Office of Fair Trading

Under the Competition Act 1998, Ofcom and the Office of Fair Trading share concurrent responsibility for enforcing UK competition law in the telecommunications sector in respect of anti-competitive agreements and abuses of a dominant market position. The Office of Telecommunications and the Office of Fair Trading have issued a joint guideline (“The Application of the Competition Act in the Telecommunications Sector”) explaining how this concurrent jurisdiction is exercised. That guideline explains how the Competition Act 1998 is enforced in the telecommunications sector, and the relationship between the Competition Act 1998 and the Telecommunications Act.

The Enterprise Act 2002, which entered into force in 2003, established the Office of Fair Trading as a corporate body headed by a chairman, replacing the previous office of the Director General of Fair Trading.

The Department of Trade and Industry

Under the Communications Act 2003, the Secretary of State for Trade and Industry is primarily responsible for overseeing telecommunications policy, such as implementing EU Directives, after consultation with Ofcom. In practice, however, it is the Department of Trade and Industry, as the relevant government department, that fulfills these functions.

Department of Culture, Media and Sport

The Department of Culture, Media and Sport is responsible for, among other things, determining the principles of broadcasting and media ownership policy.

Cable Television Regulation

Broadcast Licenses

Telewest holds two Television Licensable Content Service (TLCS) licenses that enable it to produce local programming, including local advertisements.

The television channels provided by Flextech are regulated under the Communications Act 2003. Flextech provides all of its television channels by telecommunications satellite and by licensable telecommunications networks. Each television channel provided by satellite has its own TLCS license granted by Ofcom (formerly the Independent Television Commission). These television licenses are granted on demand, subject to certain restrictions set out in the Communications Act 2003. There are no positive program obligations in terms of quality or diversity, but it is a condition of each license that the licensed service conforms to the consumer protection requirements and provisions of the Ofcom codes on programming, advertising, sponsorship and advertising breaks.

Ofcom has the power to vary the terms of TLCS licenses but only after the licensee has been given a reasonable opportunity of making representations about any proposed variation and, where the proposal is to vary the license period, only where the licensee has consented to that variation.

Holders of TLCS licenses are required to pay an annual license fee. The fees of the TLCS licenses are related to the scale, scope and revenue-earning capacity of each television service and are based upon revenues from advertising, sponsorship and subscriptions. The tariffs for these licenses have yet to be agreed with Ofcom, and may exceed previous license fee tariffs. The current tariffs range from 0.0429% to 1.0% of qualifying revenue bands (with a minimum fee of £575) and can be amended by Ofcom. Network and Services administrative charges are payable by all operators such as Telewest with a relevant turnover greater than £5m. Administrative charges are calculated by applying tariffs to the relevant turnover. The current tariff charge is 0.0683%. Electronic Communications Code administrative charges are payable as a one-off charge. This charge is £3,000 per annum. Telewest has seven companies granted powers under the Electronic Communications Code.

Revocation of Television Licensable Content Service Licenses

Ofcom is empowered to revoke TLCS licenses where the licensee fails to comply with its conditions or a direction from Ofcom, in some circumstances on a change of control of a licensee, and to enforce ownership restrictions in the applicable broadcasting law.

TLCS licenses are transferable only with the prior written consent of Ofcom.

Ownership Restrictions

The Communications Act 2003, as amended, also contains specific restrictions on the types of entities that may hold TLCS licenses or interests therein or control the holders of those licenses. That legislation has, however, removed foreign ownership restrictions in the UK media market.

Price Regulation of Cable Television

Cable television pricing in the United Kingdom is not subject to retail pricing restrictions, including price limitations, rate of return assumptions or similar mechanisms of the kind imposed under US cable regulations. Ofcom does not impose retail price regulation. However, all pay-television services are subject to a “fair and effective competition” condition found in each license issued by the Independent Television Commission and the application of general competition law and, at the wholesale and retail levels, examination by the Office of Fair Trading.

Regulation of Digital Broadcasting

As well as establishing the Independent Television Commission’s role (now transferred to Ofcom) in licensing and regulating commercial broadcast television services, the Broadcasting Act 1996 introduced provisions for the licensing of digital terrestrial broadcasting (currently provided by Freeview (see “—Competition—Cable

Television—Digital Television Services”)), which Telewest believes will increase competition for the cable television service provided by Telewest’s operating companies.

Inter-operability

Telewest currently complies with mandatory Independent Television Commission (now Ofcom) and European standards for digital television transmission, but it cannot assure you that its digital television systems will not be adversely affected by future European Directives or Ofcom requirements on uniform standards.

In December 2001, the European Parliament and the European Council adopted a new Framework Directive, which included an obligation on the Member States, including the United Kingdom, to encourage the use of standards and/or specifications identified by the European Commission needed to encourage the harmonized provision of electronic communications networks and services and associated facilities. The scope of the obligation may extend to inter-operability within the digital television services market, including the area of open standards and applications programming interfaces, and, in particular, digital video broadcasting on a multi-media highway platform which relates to the applications programming interfaces used in digital television apparatus and infrastructure supporting the same. The European Commission has already stated that digital video broadcasting on a multi-media highway platform will be included in the list of standards to be published under the Framework Directive. While Telewest’s digital apparatus and network are not currently compliant with the digital video broadcasting on a multi-media highway platform standard, compliance with those standards is not currently compulsory at either the UK or European level. However, the European Commission has the right under the Framework Directive to make the list of standards compulsory where it has not been adequately implemented and the list of standards is necessary to ensure inter-operability and freedom of choice for users. The European Commission is consulting on the status of digital inter-operability in 2004, with a view to considering whether any standards in this area should become mandatory.

UK Telecommunications Regulation

General Authorizations

A Telecommunications Act license authorizes a cable operator to operate in the UK and, if Telecommunications Code powers are attached to the license, install the physical network used to provide cable television and telecommunications services in the area to which the license relates. It also authorizes the operator to connect its system to other UK telecommunications systems.

All existing Telecommunications Act licenses were revoked on July 25, 2003 in accordance with the EU Communications Directive. Licenses granted pursuant to the Telecommunications Act were replaced as of that date by a general authorization regime that requires advance notification, the payment of an administration charge and adherence to certain general and specific conditions that replace the obligations in the previous licenses. Under this regime any company can, in principle, operate or provide communications services.

Under the general authorizations regime, Telewest is subject to various conditions and regulations including the provision of emergency services (the UK equivalent of 911 services in the United States). The conditions also contain a number of detailed provisions relating to the technical aspects of the Telewest system (for example, numbering, metering and the use of technical interfaces) and the manner in which Telewest conducts its business. Telewest is also subject to the Competition Act 1998 and various terms reflecting the provisions of the European Directive on Access to and Interconnection of Electronic Communications Networks and Services (described below). Telewest is also required to comply with certain codes of practice and to provide information that Ofcom may require to carry out his statutory functions. Furthermore, Telewest has an obligation to provide number portability.

The fees payable to Ofcom are charged annually and are calculated on a proportion of Ofcom’s costs in exercising its duties under the Communications Act 2003. Telecommunications operators such as Telewest must now pay annual fees based on total turnover. If Ofcom’s costs are estimated to be greater than all the fees collected, an extra fee may be levied on all operators. The total fee must not currently exceed 0.0683% of the annual UK turnover of the business attributable to authorized activities.

Service Obligations

A cable operator has no obligation under its various authorizations to provide voice telephony services. Obligations concerning interconnection and price publication may be triggered at any point for the former and for the latter if it is deemed to have “significant market power” and/or is deemed to have “dominance.” Telewest has not received any directions from the Office of Telecommunications/Ofcom stating that Telewest is considered to have significant market power or dominance, except in the area of wholesale call termination.

Installation and Maintenance Obligations

The general authorizations that Telewest operates under provide various rights and obligations with respect to installing and maintaining equipment such as ducts, cables and cabinets on public or private land, including the installation of equipment on public highways. Cable operators also have the benefit of the New Roads and Street Works Act 1991, which provides them with the same rights and responsibilities with respect to construction on public highways as other public utilities. The UK government is considering changes to the legislation that surrounds street works activities and equipment. Those changes may have an adverse effect on Telewest.

Strategic Review of the UK Telecommunications Market

In April 2004, Ofcom launched its initial consultation on the strategic telecommunications review. The three main areas of focus within the paper are: (1) where can regulation be withdrawn, if appropriate, (2) under what regulatory conditions should broadband services and network be developed and continually rolled out, and (3) should there be a structural separation of BT. Ofcom has requested the industry responds in June 2004.

Wholesale broadband regulation

On December 16, 2003 Ofcom issued its final proposals for wholesale broadband regulation. These oblige BT to offer wholesale broadband services to third parties on a retail price index minus ‘x’% price basis. The level of ‘x’% has yet to be determined. These obligations do not extend to Telewest.

Public service broadcasting review

Ofcom is conducting a 12-month review of public service broadcasting. This will include a detailed analysis of all the UK public service broadcasters (the BBC, ITV1, Channel 4, Five and SC4) and all related television services taken together.

The outcome of the review will influence the outcome of the UK government’s review of the charter governing the establishment, funding and regulation of the BBC.

In April 2004, Ofcom published the first stage of its consultation on the public service broadcasting review. The main issues/questions raised by Ofcom include; assessing the value and impact of public service broadcasting and several propositions as to how the future of public service broadcasting can be maintained. Ofcom has asked for industry responses in June 2004.

Calls to Mobiles

Following a consultation in September 2001, the Office of Telecommunications announced that it intended to impose a price cap of the retail price index less 12% on the interconnection/call termination rates of the UK mobile networks. This decision was rejected by all four mobile operators and referred to the Competition Commission in January 2002. In January 2003, the Competition Commission concluded that the termination charges of the four mobile operators operated against the public interest and were 30-40% above a fair charge. It recommended that each mobile network operator be required to reduce its level of total termination charge by 15% in real terms by July 25, 2003. The Competition Commission also recommended that O2’s and Vodafone’s charges should be subject to a further reduction of 15% less any increase in the UK retail price index between July 25, 2003 and March 31, 2004 and for each of the two subsequent financial years, and that Orange’s and T- Mobile’s charges should be reduced by 14% less any increase in the UK retail price index in each of these subsequent two time periods.

As stated above, the Director General of Telecommunications and the Office of Telecommunications accepted the Competition Commission’s conclusion of a one-off reduction of 15% by July 2003. The Competition Commission’s report and the UK Office of Telecommunications’ proposed implementation of its conclusions was the subject of judicial review proceedings brought by Vodafone, T-Mobile and Orange. The High Court ruled that the determination of the Office of Telecommunications and the Competition Commission’s decisions be upheld. The mobile operators listed above were given leave to appeal this decision but chose not to. On July 25, 2003, all of the mobile operators in the United Kingdom, excluding “3,” reduced their call termination payments by the required average of 15%. Ofcom has issued proposals on the regulation of wholesale mobile voice call termination on December 19, 2003 which are the subject of consultation. Ofcom proposes a targeted average charge from April 1, 2004 to March 31, 2005 and that Vodafone’s and O2’s mobile termination charges should be reduced by 15%, and Orange’s and T-Mobile’s charges should be reduced by 14%, less any increase in the UK retail price index, between April 1, 2005 and March 31, 2006. These proposals have now been implemented.

Mobile interconnection costs are significant to Telewest’s business. Telewest will explore options to provide new telephone packages in the light of any changes to the charges it incurs in respect of interconnection/call termination rates that are imposed on the mobile networks.

Telewest’s Call Termination and Origination Rates

Since October 2001, Telewest has had a disagreement with BT on the level of call termination payments relevant for inbound geographic calls to the Telewest network. This matter was referred to Ofcom in December 2003. On April 16, 2004, Ofcom issued its final decision that Telewest should comply with the industry wide agreement for such payments. Any amounts due from Telewest to BT will be paid in line with normal interconnect processes. The same amounts have been provisioned for in Telewest’s accounts since October 2001.

In addition, the Office of Telecommunications determined in August 2002 that Telewest could set its own call origination rate for non-geographic calls (such as 0800 numbers). Telewest is in negotiations with BT to agree an appropriate call origination rate.

Telewest is also currently negotiating with BT with regard to both the call termination and number translation service call origination rates that will be relevant to Telewest.

European Directives and Ofcom Consultations

The United Kingdom is a Member State of the European Union. As such, it is required to enact national legislation that implements EU Directives. As a result, Telewest is subject to regulation initiated at the EU level.

A series of Directives has revised the regulatory regime concerning communications services across the European Union. They include the following:

•	Directive 02/21/EC for a New Regulatory Framework for Electronic Communications Networks and Services (referred to as the Framework Directive);

•	Directive 02/20/EC on the Authorization of Electronic Communications Networks and Services;

•	Directive 02/19/EC on Access to and Interconnection of Electronic Communications Networks and Services (referred to as the Access Directive); and

•	Directive 02/22/EC on Universal Services and Users’ Rights relating to Electronic Networks and Services (referred to as the Universal Services Directive).

These new Directives have been implemented in the United Kingdom as of July 25, 2003, primarily by the Communications Act 2003. As part of the implementation of the new Directives, the UK Office of Telecommunications (whose functions are now carried out by Ofcom) has, among other reviews and consultations, undertaken and concluded several market reviews.

Telewest does not expect any material changes to its operations as a result of the implementation of the new Directives and the Communications Act 2003. Indeed, in some areas, the implementation of the new legislation is expected to reduce the regulation of its operations.

Environmental Regulations and Equipment

Telewest is subject to environmental regulations and legislation with respect to energy, emissions and waste in the ordinary course of its business.

Telewest is committed to developing and maintaining good environmental standards across all facets of its business. Telewest’s Environmental Management Committee, which was established in late 2001, meets on a regular basis and is responsible for monitoring Telewest’s environmental performance and for setting targets for improvement.

The committee’s primary objective is to rationalize Telewest’s data gathering methods across the group. As a business, Telewest is targeting a reduction in its overall adverse environmental impacts through 2004 in line with its corporate restructuring program. Specifically, fewer staff, fewer buildings, reduced fault rates favorably impacting the number of engineer call-outs, web-based self-service ordering and exciting new product innovations such as “self-install” broadband internet will all positively drive Telewest’s environmental performance.

The costs associated with complying with environmental regulations and legislation are not material to Telewest’s business.

C.	Organizational structure.

We are a holding company and conduct our telecommunications and content activities through a series of direct and indirect subsidiaries.

Except where otherwise stated, we own indirectly 100% of the ordinary share capital of the following principal subsidiary companies. We also indirectly own preference shares in certain subsidiary companies, which are separately disclosed. The subsidiary companies are incorporated in Great Britain and registered in England and Wales except for the companies indicated by an asterisk (*), which are registered in Scotland, and the companies indicated by a double asterisk (**), which are registered in Jersey and companies indicated by a quadruple asterisk (****) which are registered in the USA. The proportion of the ordinary shares held by us also represents the proportion of voting rights held by us with the exception of Cable Guide Limited, in which we hold 83.34% of the voting rights.

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

Subsidiaries:

Telewest Global, Inc. **** (directly held)	Telewest Communications (Wigan) Limited
Telewest Finance (Jersey) Limited** (directly held)	Telewest Carrier Services Limited
Telewest Communications Holdco Limited (Holding Company) (directly held)	Telewest Communications (St. Helens & Knowsley) Limited
Telewest Communications Networks Limited	Birmingham Cable Limited
(Management Company) (directly held)	Middlesex Cable Limited
Flextech Limited*** (directly held)	Windsor Television Limited
Telewest UK Limited	Cable Camden Limited
Cable Guide Limited	Cable Hackney & Islington Limited
(The Company owns indirectly 85% of the ordinary shares and 80% of the cumulative convertible preference shares)	Cable Haringey Limited Barnsley Cable Communications Limited Bradford Cable Communications Limited
Telewest Communications (Central Lancashire) Limited	Doncaster Cable Communications Limited
Telewest Communications (Cotswolds) Limited	Halifax Cable Communications Limited
Telewest Communications (Cumbernauld) Limited*	Rotherham Cable Communications Limited
Telewest Communications (Dumbarton) Limited*	Sheffield Cable Communications Limited
Telewest Communications (Dundee & Perth) Limited*	Wakefield Cable Communications Limited
Telewest Communications (East Lothian & Fife) Limited* Telewest Communications (Falkirk) Limited*	Yorkshire Cable Communications Limited Telewest Communications (Telford) Limited
Telewest Communications (Fylde & Wyre) Limited	Telewest Communications (South West) Limited
Telewest Communications (Glenrothes) Limited*	Imminus Limited
Telewest Limited	Cable Enfield Limited
Telewest Communications Group Limited	Eurobell (Sussex) Limited
(Management Company)	Eurobell (South West) Limited
Telewest Communications (Liverpool) Limited	Eurobell (West Kent) Limited
Telewest Communications (London South) Limited	Bravo TV Limited***
Telewest Communications (Midlands) Limited	Flextech (1992) Limited***
Telewest Communications (Motherwell) Limited*	Flextech Communications Limited***
Telewest Communications (North East) Limited	Flextech Digital Broadcasting Limited***
Telewest Communications (North West) Limited	Flextech Rights Limited***
Telewest Communications (Publications) Limited	Flextech Interactive Limited***
Telewest Communications (Scotland) Limited*	Flextech Investments (Jersey) Limited**
Telewest Communications (South East) Limited	Flextech IVS Limited***
Telewest Communications (South Thames Estuary) Limited	Flextech Television Limited***
Telewest Communications (Southport) Limited Telewest Communications (Midlands & North West) Limited	TVS Television Limited*** Flextech (Travel Channel) Limited***
Flextech Homeshopping Limited***
(The Company owns indirectly 80% of the ordinary shares)

D.	Property, plant and equipment

Telewest’s headquarters are located in Woking, Surrey. Telewest also utilizes numerous offices, technical facilities, warehouses and customer service centers in its franchise areas. As of December 31, 2003, Telewest owned and leased an aggregate of approximately 1,795,000 square feet (approximately 1,575,000 square feet of which was owned or occupied pursuant to long-term leases, and approximately 220,000 square feet of which was otherwise leased). In November 2002, a property rationalization program was commenced following a reduction in headcount during that year. Telewest continues to reassess the square footage that it currently occupies. 16 properties have been closed and 18 have been disposed of or surrendered since December 31, 2002. Telewest believes that its current properties are adequate for its current needs and additional space can be obtained on reasonable terms to accommodate future growth, if needed.

Details of Telewest’s principal premises, all of which are located in the United Kingdom, are summarized below:

•    Freehold Properties, all of which are used in connection with Telewest’s cable segment.

Location	Current Use
Knowsley, Merseyside	Group data center, digital headend, technical center and call center
Almondsbury, Bristol	Office and technical facility
Staverton, Cheltenham	Offices, stores and technical facility
Croydon, Surrey	Offices and technical facilities

•    Leasehold Properties, all of which are used in connection with Telewest’s cable segment, except the Great Portland Street and Stephen Street offices in London, which are also used in the content segment.

Location	Current Use
Edinburgh	Call center and technical facility
Basildon	Call center, offices and technical facility
London – Stephen Street	Offices
Sheffield	Call center
London – Great Portland Street	Offices
Liverpool – Albert Dock	Call center
Woking, Surrey	Corporate headquarters
Liverpool – Century Buildings	Office and technical facility
Gateshead	Call center, offices and technical facility
Plymouth	Office, call center and technical facility
Birmingham – CablePhone House	Office
Dudley	Call center
Birmingham – Mailbox	Call center

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating results

Set forth below is a discussion of Telewest’s financial condition and results of operations for the years ended December 31, 2001, 2002 and 2003 based upon financial information prepared in accordance with US GAAP.

References in this discussion to the “Group,” “we,” “us” and “our” are to Telewest and its consolidated subsidiaries as at, or for, the specified date or period.

Overview

For the year ended December 31, 2003, Telewest’s operating results improved relative to 2002 with the result that Telewest achieved an operating profit for 2003 and a significantly lower net loss than in prior periods. Revenue increased only modestly before the impact of a charge to revenue of £16 million in respect of a Value Added Tax, or VAT, adjustment in 2002, primarily driven by a return to customer growth, while operating costs and expenses declined significantly.

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

New Telewest is a newly-incorporated wholly owned subsidiary of Telewest that has no operating history. After the successful completion of the Financial Restructuring, New Telewest will become the holding company for the operating companies that currently carry on the business of Telewest.

Subsequent to the issuance of its consolidated financial statements as of and for the year ended December 31, 2002, Telewest determined the need to adjust the classification of debt previously reflected as long term in the consolidated balance sheet (£1.8 billion at December 31, 2002), to write off associated deferred financing costs of £11 million and to account for default interest in respect of unpaid interest on defaulted notes and debentures (£2 million at December 31, 2002). As a result of the adjustments, the information presented in the Management’s Discussion and Analysis of Financial Condition and Results of Operations differs from that previously presented in Telewest’s filings with the US Securities and Exchange Commission. See note 3 to Telewest’s consolidated financial statements on page F-9 of this Annual Report.

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

In addition, the application of the going concern basis of accounting involves a range of subjective judgments, principally in relation to Telewest’s ability to service existing indebtedness through continued payment of interest due and the sufficiency of resources to allow it to continue to operate in the ordinary course and thereby realize its assets and discharge its liabilities in the normal course of business for a period of 12 months following the date of the Independent Auditor’s Report included elsewhere in this Annual Report. These judgments are discussed in more detail in “Item 3.D—Risk factors” and below under the heading “Item 5.B— Liquidity and capital resources.”

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

Effects of Recent Accounting Pronouncements

SFAS 143 “Accounting for Asset Retirement Obligations”

In July 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations.” SFAS 143, which is effective for fiscal years beginning after June 15, 2002, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, an entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

Telewest has evaluated its legal retirement obligations in relation to all of its tangible long-lived assets and specifically in relation to the buildings that it occupies, and its network assets. Buildings which are held under operating leases do not specify a fixed refurbishment payment, but instead specify a standard of physical restoration for which Telewest is responsible. Telewest attempts to maintain properties on an ongoing basis to the standard required by the lease and consequently would not expect to have significant additional retirement obligations in respect of its leased properties. Also, Telewest believes that it has no legal or constructive retirement obligations in relation to its network assets, all of which are located within the United Kingdom, as there is no legal requirement for Telewest to retire such assets. Telewest does not therefore believe the adoption of SFAS 143 has a material impact on the financial statements.

SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities”

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, and nullifies Emerging Issues Task Force, or EITF, Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 applies to costs associated with an exit activity that do not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” Telewest does not believe the adoption of this statement will have an impact on its financial position or results of operations for future exit or disposal activities.

SFAS 148 “Accounting for Stock-Based Compensation—Transition and Disclosure”

An amendment of SFAS 123, “Accounting for Stock-Based Compensation,” is effective for the year ended December 31, 2002. SFAS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results and that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. Telewest has adopted the disclosure provisions of the statement in these financial statements. Telewest has not adopted the fair value based method of accounting for stock-based employee compensation and still accounts for these in accordance with APB Opinion 25, Accounting for Stock Issued to Employees.

FASB Statement No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”

On April 30, 2003, the FASB issued FASB Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which amends FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other FASB projects that address financial instruments, and (3) implementation issues related to the definition of a derivative.

Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133, and Telewest is currently considering its potential effect on its financial statements.

FASB Statement No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”

On May 15, 2003, the FASB issued FASB Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” Statement 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

Statement 150 is effective for all financial instruments entered into or modified after May 31, 2003. For unmodified financial instruments existing at May 31, 2003, Statement 150 is effective at the beginning of the first interim period beginning after June 15, 2003. Telewest does not expect the new standard to have a significant effect on its financial statements.

Other New Standards

In November 2002, the EITF issued its consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables”, or EITF 00-21, on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting.

According to the EITF, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) the delivered item(s) has value to the customer on a stand-alone basis; (2) there is objective and reliable evidence of the fair value of the undelivered item(s); and (3) if the arrangement includes a general right of return, and delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. The guidance in this Issue is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. Telewest believes that the adoption of EITF 00-21 will not have a material impact on its financial statements.

In November 2002, the FASB issued FASB Interpretation 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, or FIN 45, which addresses the disclosure to be made by a guarantor in its financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. It requires the guarantor to recognize a liability for the non-contingent component of the guarantee, which is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. Telewest has adopted the disclosure requirements and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. To date, Telewest has not entered into or modified any guarantees.

In January 2003, the FASB issued FASB Interpretation 46, “Consolidation of Variable Interest Entities”, or FIN 46, which interprets Accounting Research Bulletin 51, or ARB 51, Consolidated Financial Statements. FIN 46 clarifies the application of ARB 51 with respect to the consolidation of certain entities called variable interest entities (VIEs) to which the usual condition for consolidation described in ARB 51 does not apply because the controlling financial interest in VIEs may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIEs and the holder of a significant variable interest in VIEs to disclose certain information relating to their involvement with the VIEs. The provisions of FIN 46 apply immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year beginning after June 15, 2003, to VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003. To comply with the transitional provisions of FIN 46, Telewest has evaluated its existing structures to determine whether it is reasonably likely that it would be required to consolidate or disclose information about a VIE’s nature, purpose, size and activities, together with Telewest’s maximum exposure to loss. Telewest is also required to disclose the anticipated impact of adoption of FIN 46 on its financial statements.

Telewest has 50% joint venture interests in two affiliates, UKTV, a joint venture with the BBC, and Front Row Television Limited (“Front Row”), a joint venture with NTL, both of which are accounted for under the equity method. Telewest believes that both UKTV and Front Row are businesses as defined by EITF 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, and FIN 46, Consolidation of Variable Interest Entities (Revised December 2003), and, accordingly, does not consider that either consolidation or additional disclosures are required. Telewest does not therefore believe that the impact of the adoption of FIN 46 will have a material effect on its financial statements.

Results	of Operations

Telewest operates in two reportable segments: cable and content. Telewest’s chief operating decision-maker receives disaggregated financial and subscriber data for the cable segment, covering telephony, television and internet product lines; while support, service and network costs are compiled at the operating segment level. The internet product line comprises internet sales and, until November 2002, when the sales ceased, sales of cable publications. The content segment supplies TV programming to the UK pay-television broadcasting market and its operating results, which are naturally separate from the cable segment, are regularly reviewed by the chief operating decision-maker. Revenues derived by the content segment from the cable segment are eliminated on consolidation.

Telewest’s financial condition and results of operations for the years ended December 31, 2001, 2002 and 2003, in each case based upon financial information prepared in accordance with US GAAP, are discussed below.

Comparison of Years Ended December 31, 2002 and 2003

Telewest’s consolidated revenue increased by £15 million or 1.2% from £1,283 million for the year ended December 31, 2002 to £1,298 million for the year ended December 31, 2003. The increase was attributable to a non-recurring charge of £16 million in respect of a VAT adjustment taken against internet and other revenue in 2002. Excluding the VAT charge, total revenue would have fallen by £1 million for the year ended December 31, 2003 as compared to 2002. The slight decrease was attributable to a £19 million or 5.7% decrease in cable television revenues and £25 million or 5.1% decrease in telephony revenues largely offset by a £41 million or 51.9% (excluding the VAT charge) increase in internet and other revenue and a £7 million or 6.6% increase in content segment revenue.

CABLE SEGMENT

Consumer Sales Division

Consumer sales division revenue represents a combination of cable television revenue, consumer cable telephony revenue, and internet and other income.

	Year ended December 31, 2002	Year ended December 31, 2003	Percentage increase/ (decrease)
Consumer Sales Division
Revenue (in millions):
Cable Television	£336	£317	(5.7%)
Consumer Telephony	495	470	(5.1%)
Internet and other	63	120	90.5%

Total Consumer Sales Division	£894	£907	1.5%

Average monthly revenue per subscriber(1)	£41.80	£43.42	3.9%
Dual or triple penetration(2)	69.9%	73.1%	4.6%
Number of “triple play” subscribers(3)	183,143	291,512	59.2%
Percentage of “triple play” subscribers	10.4%	16.8%	61.5%
Total residential subscribers	1,758,625	1,730,438	(1.6%)
Household penetration	37.4%	37.0%	(1.1%)
Average household churn(4)	18.2%	14.2%	(22.0%)

(1)	Average monthly revenue per subscriber (often referred to as “ARPU” or “Average Revenue per User”) represents (i) the average monthly revenue of residential subscribers for such period, divided by (ii) the average number of residential subscribers in such period.
(2)	Percentage of Telewest’s total customer base who take two or three of Telewest’s cable television, residential telephony and broadband internet services.
(3)	“Triple play” subscribers are those subscribers who take all of Telewest’s cable television, residential telephony and broadband internet services.
(4)	Average household churn for the period is calculated on a rolling twelve-month basis and represents (i) the total number of residential subscribers who disconnected or who were disconnected during that period, divided by (ii) the average number of residential customers in that period.

Consumer sales division revenues increased by £13 million or 1.5% from £894 million for the year ended December 31, 2002 to £907 million for the year ended December 31, 2003. The increase resulted from the £16 million charge against internet and other revenue taken in 2002 as a result of the VAT judgment described below.

Telewest provided £16 million against revenue in 2002 as a result of a VAT and Duties Tribunal judgment in a dispute over the VAT status of its cable TV listings magazines. Previously, this had been disclosed as a contingent liability. The amount arose from VAT payable which the VAT and Duties Tribunal ruled was incurred in the period from January 2000 to July 2002. Telewest appealed against this ruling in the High Court in November 2003. The appeal was unsuccessful and Telewest has submitted a further appeal against the High Court’s decision.

Consumer sales division revenue for the year ended December 31, 2003 was also affected by the closure, in November 2002, of Cable Guide, Telewest’s cable TV listings magazine, which contributed £5 million to revenue for the year ended December 31, 2002 and the sale of Telewest’s Eurobell Indirect Access (“IDA”) telephony business on July 8, 2003. IDA contributed £9 million to revenue in the year ended December 31, 2002 compared to £4 million in the year ended December 31, 2003. Excluding the impact of the VAT judgment, the closure of Cable Guide and the sale of IDA, revenues for the year ended December 31, 2003 would have increased slightly over 2002 revenues.

The increase in average monthly revenue per subscriber was attributable to selected retail price increases in Telewest’s cable television and residential telephony services in April 2002 and March 2003, an increase in dual or triple penetration, and continued analog-to-digital TV migration, offset in part by a decrease in second line penetration and lower call volumes per line in residential telephony. The increase in dual or triple penetration was primarily a result of an increase in the number of subscribers to Telewest’s broadband internet services offset in part by increased product churn (particularly in the second half of 2002) for cable television, telephony and dial-up internet services, as described below.

Total residential subscribers decreased primarily as a result of the continued effect of the selected price rises described below (particularly in analog television), lower sales due to tighter credit control procedures and as a result of the disconnection of approximately 7,000 ‘zero-paying’ analog TV only customers following a database clean-up exercise, offset by new subscribers to Telewest’s products, particularly Telewest’s broadband internet services. During the three-month period ended December 31, 2003, the number of total residential subscribers increased by 8,888 as customer growth continued for the second consecutive quarter following losses in residential subscribers in the first half of 2003. This increase was achieved due to the introduction of new product propositions, increased spending on marketing and promotions, operational improvements to improve sales efficiency, and lower churn. Tight credit control measures remain in place to ensure Telewest continues to attract profitable customers.

The competitive nature of the markets in which the consumer sales division operates will continue to restrict its ability to increase retail prices. Nevertheless, following price rises by competitors, Telewest introduced selected price rises across its cable television, telephony and dial-up internet product range in April 2002 and March 2003. Customer growth was impacted by these price rises and the tightening of Telewest’s credit control policy as it focused on more cash-generative customers. Telewest has returned to customer growth in the second half of 2003 as it reduced churn and continued to market and enhance its digital TV and “triple play” products. Telewest believes that its bundled offerings remain competitive when compared with those offered by other operators.

Overall, excluding the impact of the VAT charge in 2002 and the impact of the closure of Cable Guide and the sale of IDA, the slight increase in consumer sales division revenue for the year ended December 31, 2003 reflected substantial growth in internet revenues offset by declines in subscribers and revenues for cable television and consumer telephony. Telewest anticipates that further growth in internet revenues, together with revenues associated with consumers who subscribe to cable television and/or consumer telephony services in addition to their broadband internet service, should lead to overall revenue growth for the consumer sales division in 2004. However, this is contingent upon, among other things, continued growth in consumer demand for internet broadband services generally, and Telewest’s service offerings in particular, as well as Telewest’s ability to manage broadband internet customer churn.

Cable Television Revenue

Cable television revenue decreased by £19 million or 5.7% from £336 million for the year ended December 31, 2002 to £317 million for the year ended December 31, 2003. The decrease was attributable to a reduction in the number of subscribers in the first six months of 2003 as a result of selected price increases in April 2002 and March 2003, and Telewest’s focus on the acquisition of profitable customers and cost control rather than overall subscriber growth.

	Year ended December 31, 2002	Year ended December 31, 2003	Percentage increase/ (decrease)
Cable Television
Cable television subscribers—digital	857,472	987,873	15.2%
Cable television subscribers—analog	436,339	284,191	(34.9%)

Total cable television subscribers	1,293,811	1,272,064	(1.7%)

Percentage of cable television subscribers—digital	66.3%	77.7%	17.2%
Average monthly revenue per digital subscriber	£22.70	£22.02	(3.0%)
Average monthly revenue per analog subscriber	£17.93	£17.86	(0.4%)
Average monthly revenue per subscriber (analog and digital)(1)	£20.82	£20.87	0.2%
Product penetration(2)	27.5%	27.2%	(1.1%)
Average cable television subscriber churn(3)	21.5%	17.6%	(18.1%)

(1)	Average monthly revenue per cable television subscriber for each period represents (i) the average monthly cable television revenue for that period, divided by (ii) the average number of cable television subscribers in that period.
(2)	Cable television penetration at a specified date represents (i) the total number of cable television subscribers at that date, divided by (ii) the total number of homes passed and marketed for cable television at that date.
(3)	Average cable television subscriber churn rate for the period is calculated on a rolling twelve-month basis and represents (i) the total number of cable television subscribers who terminated basic services or whose services were terminated during that period, divided by (ii) the average number of cable television subscribers in that period.

Telewest’s digital television services have been rolled out in all franchise areas, excluding its Eurobell South-East areas and its Cabletime areas, and now cover 92% of its network. As a result of this substantially completed roll-out, Telewest’s cable television customers continue to migrate from its analog services to its digital services, where, in aggregate, they generate higher monthly revenues. The migration of analog customers to digital has slowed during the year ended December 31, 2003 compared with the year ended December 31, 2002, a trend that Telewest expects to continue during 2004. This resulted from Telewest’s increased focus on cash and cost control, including reduced marketing activity in respect of its digital cable television services and a smaller base of analog customers.

As part of its current long-range plan, Telewest has shifted its focus from predominantly one of subscriber acquisition to one that focuses on cash generative products, services and customers. As part of this focus, Telewest has:

•	discontinued active marketing of its Entry TV package to new subscribers, except when bundled with other products;

•	required new subscribers to TV as a stand-alone product to take its top-tier basic package, Supreme;

•	withdrawn the Essential Plus package for new subscribers to encourage customers to take the full Supreme package; and

•	during the year ended December 31, 2003, put through price rises, particularly in analog television where it has moved customers from non-standard packages to standard priced packages.

Total cable television subscribers connected decreased largely as a result of higher churn rates experienced following the price increases described above, and also as a result of the disconnection of approximately 7,000 analog TV only customers following a database clean-up exercise. These customers had been receiving free basic-TV. Following five previous quarters of decreases in total cable television subscribers connected, Telewest added 8,038 cable television subscribers during the three-month period ended September 30, 2003 and 13,515 during the three-month period ended December 31, 2003, primarily as the result of the introduction of new product propositions and the addition of new channels to its cable television packages.

Average monthly revenue per digital subscriber decreased in 2003 compared with 2002 mainly due to the loss of income from two major company contracts on Telewest’s interactive TV services which were terminated, together with lower income from premium digital TV packages.

Average monthly revenue per analog subscriber decreased in 2003 compared with 2002 due to a higher proportion of migrations and disconnections coming from Telewest’s higher revenue earning analog TV packages.

Combined digital and analog average monthly revenue per subscriber increased marginally in 2003 due to the 15.2% increase in subscribers during the year for higher revenue earning digital services compared with analog services, offset by the decreases described above.

Product penetration decreased principally as a result of higher average cable television subscriber churn, particularly in the first six months of the year ended December 31, 2003, following the selected price increases described above.

Telewest has continued to improve value for its subscribers by adding new channels to all of its digital TV packages with six new basic channels added in July 2003 in addition to ten basic channels and nine Sky multiplex movie channels added in the six-month period ended June 30, 2003. Telewest has also launched a new digital TV package offering five of the best Asian TV channels combined with its flat-rate international service, Talk International.

Consumer Telephony Revenue

Consumer telephony revenue decreased by £25 million or 5.1% from £495 million for the year ended December 31, 2002 to £470 million for the year ended December 31, 2003. The decrease in consumer telephony revenue was primarily due to reductions in the numbers of subscribers and telephony lines, lower average monthly revenue per line and subscriber, the sale of the IDA business and the continued migration of dial-up internet subscribers to broadband.

	Year ended December 31, 2002	Year ended December 31, 2003	Percentage increase/ (decrease)
Consumer Telephony
3-2-1 subscribers	1,253,662	1,144,474	(8.7%)
Total Talk subscribers(1)	360,662	455,559	26.3%

Total residential telephony subscribers	1,614,324	1,600,033	(0.9%)

Residential telephony penetration(2)	34.4%	34.3%	(0.3%)
Residential telephone lines	1,717,191	1,675,854	(2.4%)
Second line penetration	6.4%	4.7%	(26.6%)
Average residential telephony subscriber churn rate(3)	17.3%	13.7%	(20.8%)
Average monthly revenue per line(4)	£ 23.16	£ 23.02	(0.6%)
Average monthly revenue per subscriber(5)	£ 24.92	£ 24.29	(2.5%)

(1)	Includes subscribers to Telewest’s Talk Unlimited, Talk International and Talk Evening and Weekends flat rate telephony services.
(2)	Residential telephony penetration at a specified date represents (i) the total number of residential cable telephony subscribers at that date, divided by (ii) the total number of homes passed and marketed for residential cable telephony at that date.
(3)	Average residential telephony subscriber churn rate for the period is calculated on a rolling twelve-month basis and represents (i) the total number of residential cable telephony subscribers who terminated telephony services or whose services were terminated during that period, divided by (ii) the average number of residential cable telephony subscribers in that period.
(4)	Average monthly revenue per residential telephony line for each period represents (i) the average monthly residential cable telephony revenue for that period, divided by (ii) the average number of residential cable telephony lines in that period.
(5)	Average monthly revenue per residential telephony subscriber for each period represents (i) the average monthly residential cable telephony revenue for that period, divided by (ii) the average number of residential cable telephony subscribers in that period.

Average monthly revenue per line and average monthly revenue per subscriber for the year ended December 31, 2003 decreased during the year due to declining call volumes, principally as a result of the substitution of mobile calls for fixed line calls, the continuing migration of dial-up internet subscribers to broadband internet (which decreases second line penetration) and retail price decreases in respect of mobile calls. The decrease was partially offset by the benefit of selected price increases, and the continued success of Telewest’s un-metered telephony product, Talk Unlimited.

Talk Unlimited is Telewest’s 24-hour, 7 day-a-week fixed-fee residential telephony package with unlimited local and national calls (excluding calls to non-geographic, premium rate and mobile telephone numbers) in the United Kingdom. This service, charged at a flat rate of £26.00 per month on a stand-alone basis, or £34.50 to £41.50 per month including a digital television package, is successful in attracting new customers to Telewest’s services, and generates higher average revenues per customer from existing subscribers who migrate from Telewest’s standard metered telephony services, 3-2-1. Talk Unlimited is available in all of Telewest’s franchise areas.

At the beginning of 2003, Telewest expanded its flat rate telephony service by launching Talk Evenings and Weekends, a telephony service offering unlimited local and national evening and weekend calls to anywhere in the United Kingdom (including line rental) and Talk International, which offers reduced rates to all international destinations, in each case for a flat monthly rate.

Total “Talk” subscribers at December 31, 2003, included 348,667 Talk Unlimited standard subscribers and 106,892 Talk Evenings and Weekends subscribers. Total subscribers to Telewest’s “Talk” services of 455,559 at December 31, 2003 accounted for 28.5% of Telewest’s total telephony subscribers at that date, of which 29,601 subscribers take the additional Talk International service.

The decrease in the number of residential telephony subscribers resulted principally as price rises in April 2002 and March 2003 affected the acquisition of new customers and because of increased competitive pressure, offset in part by the impact of the increased penetration of Telewest’s Talk products. The decrease in the number of residential telephony lines resulted primarily from a decrease in second lines during the year.

Internet and Other Revenue

Internet and other revenue, which arises wholly in Telewest’s consumer sales division, increased by £57 million or 90.5% from £63 million for the year ended December 31, 2002 to £120 million for the year ended December 31, 2003. The increase was due in part to the £16 million charge against revenue in 2002 due to an adverse VAT judgment. Excluding the VAT charge, the increase in internet and other revenue resulted from an increase in internet income of £46 million or 62.2% to £120 million for the year ended December 31, 2003 from £74 million for the year ended December 31, 2002. The increase in internet revenue resulted from increases in the number of internet subscribers and the continued success of Telewest’s broadband products.

Other revenues, derived from the sales of cable television publications, decreased by £5 million from £5 million for the year ended December 31, 2002 to £0 for the year ended December 31, 2003 due to cessation of sales of cable television publications in November 2002.

	Year ended December 31, 2002	Year ended December 31, 2003	Percentage increase/ (decrease)
Internet Subscribers
Blueyonder broadband	262,219	414,609	58.1%
Blueyonder SurfUnlimted	193,201	184,009	(4.8%)
Blueyonder pay-as-you-go	85,025	49,368	(41.9%)

Total internet subscribers	540,445	647,986	19.9%

Blueyonder Broadband
Average subscriber churn rate(1)	12.4%	13.3%	7.3%
Average monthly revenue per subscriber(2)	£25.12	£22.72	(9.6%)

(1)	Average blueyonder broadband internet subscriber churn rate for the period is calculated on a rolling twelve-month basis and represents (i) the total number of blueyonder broadband internet subscribers who terminated their services or whose services were terminated during that period, divided by (ii) the average number of blueyonder broadband internet subscribers in that period.
(2)	Average monthly revenue per blueyonder broadband internet subscriber for each period represents (i) the average monthly blueyonder broadband internet revenue for that period, divided by (ii) the average number of blueyonder broadband internet subscribers in that period.

Telewest’s standard blueyonder broadband service operates at a speed of 512Kb. On June 17, 2002 Telewest launched a 1Mb blueyonder broadband internet service and on May 12, 2003, following a successful trial with

1,500 customers, it launched a 2Mb blueyonder broadband residential internet service. At December 31, 2003, Telewest had 33,645 subscribers to its 1Mb service and 6,972 subscribers to its 2Mb service or 8.1% and 1.7%, respectively, of its total blueyonder broadband internet subscribers.

In order to strengthen its market position in the broadband internet market, Telewest has recently launched a 256Kb/s service, which Telewest expects will broaden the range of customers it attracts.

Telewest’s blueyonder broadband internet customers have also significantly contributed to the growth in its average monthly revenue, as 291,512 customers or approximately 70.3% are “triple play” customers who also take both cable television and telephony services from Telewest and 93.7% take at least one other product. Blueyonder broadband internet is also successful in attracting new customers to Telewest, with approximately 42% of broadband internet installations in the year ended December 31, 2003 being subscribers who were not existing customers of Telewest. Blueyonder broadband internet churn increased in the twelve-month period ended December 31, 2003 principally as the result of disconnections by Telewest customers who were initially attracted by promotions. Blueyonder broadband internet churn decreased in the three-month period ended December 31, 2003 to 13.1% as compared to 14.7% in the three months ended September 30, 2003 mainly due to three issues which affected the early part of the third quarter of 2003: a much publicized increase in virus activity, stability issues following an e-mail platform upgrade (these issues have now been resolved) and the seasonal effect of increased customer property moves in the summer months.

Average monthly revenue for blueyonder broadband internet decreased as installation fees in the first part of the year ended December 31, 2003 were discounted and as fees received from new subscribers for installations were spread over a greater installed subscriber base.

Dial-up internet subscribers to Telewest’s blueyonder SurfUnlimited product, which introduces its subscribers to a reliable fixed-fee unmetered service, together with its blueyonder pay-as-you-go metered internet service decreased by 44,849 or 16.1% from 278,226 at December 31, 2002 to 233,377 at December 31, 2003 as subscribers continued to migrate to its blueyonder broadband internet service.

Business Sales Division

Business sales division revenue is derived from the delivery of business communications solutions through a combination of voice, data and managed solutions services.

	Year ended December 31, 2002	Year ended December 31, 2003	Percentage increase/ (decrease)
Business Sales Division
Revenue (in millions)	£283	£278	(1.8%)

Business customer accounts	73,746	69,269	(6.1%)
Average annualized revenue per customer account(1)	£3,114	£3,227	3.6%

(1)	Average annualized revenue per customer account represents (i) the average monthly business sales division revenue (excluding revenues from the carrier services unit) for the 12 months to the end of the relevant period, (ii) divided by the average number of business sales division customers in that period and (iii) multiplied by 12.

Revenue for the year ended December 31, 2002 benefited from a one-time recognition of £8 million in Telewest’s carrier services unit (see below). Excluding this one-time credit, business sales division revenue increased by £3 million or 1.1% from £275 million for the year ended December 31, 2002 to £278 million for the year ended December 31, 2003. Excluding Telewest’s carrier services unit revenue, business sales division revenue increased by £5 million or 2.2% from £225 million for the year ended December 31, 2002 to £230 million for the year ended December 31, 2003.

In line with Telewest’s strategy of moving to higher value managed data and managed voice services, the number of business customer accounts at December 31, 2003 decreased as compared to the number at December 31, 2002 as Telewest moved away from less profitable single site telephony business customers.

Averaged annualized revenue per customer account increased as a result of sales of additional services to Telewest’s existing customers.

In May 2003, Telewest Business was named as one of six companies endorsed by the UK Office of Government Commerce to provide broadband services to the public sector through the Broadband Solutions Framework Agreement. The Broadband Solutions Framework Agreement will enable public sector organizations to buy broadband services more quickly and efficiently and provides an opportunity for Telewest Business to increase its market share in providing services to this important market.

Telewest’s carrier services unit, which provides its fiber optic National Network to other carriers and operators (for example T-Mobile, a mobile telephone company), contributed £48 million of revenue for the year ended December 31, 2003 compared with £58 million for the corresponding period in 2002. Revenue in the year ended December 31, 2002 benefited from the recognition of £8 million from an Atlantic Telecommunications contract. (This one-time recognition arose when Atlantic Telecommunications was placed in administration, the contract was released from its terms and Telewest was able to credit deferred revenue in the year ended December 31, 2002.) Excluding this one-time credit, carrier services revenue decreased by £2 million or 4.0% from £50 million in the year ended December 31, 2002 to £48 million in the year ended December 31, 2003. Revenues from the carrier services unit tend to be derived from a relatively small number of high value, short and long term contracts and can therefore fluctuate significantly from period to period. Over recent periods Telewest’s carrier services unit has been negatively impacted by a general weakness in the market in which it operates, a trend which Telewest expects will continue.

As the market for business services, and in particular business voice services, remains intensely competitive, Telewest believes that the most significant opportunities to expand business sales division revenues will be further penetration of data services to its existing customer base and expansion of its presence in the public sector market. The success of those efforts will be primarily contingent upon Telewest’s ability to offer reliable, competitively priced services to business and public sector users.

CONTENT SEGMENT

Content Segment Revenue

Content segment revenue is derived principally from advertising and subscription revenue derived from the provision of content to the UK pay-television broadcasting market through Telewest’s content production subsidiary, Flextech.

	Year ended December 31, 2002	Year ended December 31, 2003	Percentage increase/ (decrease)
	(in millions)
Content Segment
Subscription revenue	£33	£38	15.2%
Advertising revenue	£42	£48	14.3%
Net revenue(1)	£106	£113	6.6%
Number of homes receiving Telewest programming	8.5	9.2	8.2%
Share of the net profits of UKTV	£17	£3	(82.4%)
UK television advertising market share	3.4%	3.9%	14.7%

(1)	Net revenue consists of total revenue (subscription revenue, advertising revenue, management fees, transactional and interactive revenue and other revenue) less inter-segmental revenues of £15 million for the year ended December 31, 2002 and £10 million for the year ended December 31, 2003.

After the elimination of inter-segmental revenues of £15 million for the year ended December 31, 2002 and £10 million for the year ended December 31, 2003, the net revenue of Flextech increased during the year. The increase in net revenue was principally as a result of growth in subscription and advertising revenues offset in part by the loss of revenue resulting from the disposal of non-core businesses. Before the elimination of inter-segmental trading between Flextech and the rest of Telewest’s business, Flextech’s revenue increased by £2 million or 1.7% from £121 million for the year ended December 31, 2002 to £123 million for the year ended December 31, 2003.

After the elimination of inter-segmental revenues, subscription revenue in the content segment increased principally as a result of subscriber growth at BSkyB. Telewest believes subscriber growth is likely to continue, albeit at a slower pace. The number of homes receiving programming from Telewest’s content segment increased as former ITV Digital subscribers have migrated to platforms carrying Flextech programming.

The content segment’s increased advertising revenue resulted from the relative viewing strength of its channels, despite increased competition in the multichannel market. The UK advertising market has experienced very limited growth or contraction over the last three years. Telewest believes that the return to growth of the UK advertising market will be an important factor in increasing content segment revenues in the future.

Telewest’s content segment’s share of the net profits of UKTV, its joint venture with BBC Worldwide, is included in the share of net losses/profits of affiliates.

Overall, content segment revenues for the year ended December 31, 2003 reflected both increased subscription revenues and increased advertising revenues compared to the same period in 2002. The UK advertising market is showing signs of growth after a period of contraction, and Telewest believes that this will drive continued growth in advertising revenues, to be supplemented by growth in subscription revenues as pay- TV penetration rates improve, albeit at a slower rate.

COMBINED CABLE AND CONTENT SEGMENTS

Operating Costs and Expenses

	Year ended December 31, 2002	Year ended December 31, 2003	Percentage increase/ (decrease)
	(in millions)
Operating Costs and Expenses
Cable programming expenses	£128	£125	(2.3%)
Cable telephony expenses	218	193	(11.5%)
Content segment expenses	70	81	15.7%
Depreciation	495	389	(21.4%)
Impairment of fixed assets	841	—	—

Cost of sales	1,752	788	(55.0%)
Selling, general and administrative (SG&A)	526	490	(6.8%)
Impairment of goodwill	1,445	—	—

Total Operating Costs and Expenses	£3,723	£1,278	(65.7%)

Telewest’s operating costs and expenses before depreciation decreased due to reduced cable programming expenses, cable telephony expenses, and SG&A, partially offset by increased content segment expenses.

Cable programming expenses decreased principally as the result of the decline in the number of cable television subscribers, lower programming costs resulting from an increase in the number of Telewest’s television subscribers choosing to subscribe to packages with fewer or no premium channels, and favorable renegotiations of content contracts with certain programmers, offset by increased costs of programming for Telewest’s digital packages, which have more channels than their analog counterparts. Telewest does not expect to continue to realize the same level of reductions in programming expenses in the future, as it anticipates marketing more premium programming, which will increase expenses in respect of the acquisition of premium programming.

Decreases in cable telephony expenses resulted principally from the lower usage arising from the reduced number of telephony subscribers, improved routing of telephony traffic and a reduction in termination rates for certain calls. Telewest believes future decreases will depend on a continued reduction in call termination rates.

The content segment’s expenses consist principally of amortization costs of programming shown on its TV channels and the costs of advertising sales those channels receive. The content segment’s expenses were 65.9%

of the content segment’s revenues (including inter-segmental sales to Telewest) for the year ended December 31, 2003 compared with 57.9% on the same basis for the year ended December 31, 2002. The increase in the content segment’s cost of sales is primarily attributable to additional investment in programming in the year ended December 31, 2003.

The decrease in depreciation expense was primarily attributable to the decreasing level of capital expenditure since January 2002 and the impact of the charge for impairment of fixed assets (amounting to £841 million) which was recorded in the year ended December 31, 2002, which reduced the carrying value of fixed assets.

The decrease in SG&A, which includes, among other items, salary and marketing costs, primarily reflects the reductions in payroll costs from decreasing numbers of employees, lower marketing and advertising costs and decreases in other overhead expenses, as Telewest continues to focus on cost control and achieve cost efficiencies, offset by £25 million (up from £22 million in 2002) of legal and professional costs relating to Telewest’s Financial Restructuring incurred during the year ended December 31, 2003.

On May 2, 2002, Telewest announced that it was reducing its staffing levels by approximately 1,500 as part of a group reorganization. This had been substantially completed by the end of 2002, although a further 700 staff left in the year ended December 31, 2003 and headcount stood at approximately 8,500 at December 31, 2003, compared to 9,200 at December 31, 2002 and 10,500 at May 2, 2002. Headcount is defined as all permanent full-time equivalent staff and excludes temporary and contract staff. SG&A decreased as a percentage of total operating costs, before depreciation from 55.8% for the year ended December 31, 2002 to 55.1% for the year ended December 31, 2003. Also, as part of its focus on cost control, Telewest is in the process of rationalizing its property portfolio and reducing the number of occupied properties. Sixteen properties have been closed and eighteen have been disposed of or vacated since December 31, 2002.

The decline in operating costs and expenses for the year ended December 31, 2003, compared to 2002, primarily resulted from charges to fixed assets and goodwill taken in December 2002. The reduced carrying value of fixed assets following the impairment and decreased capital expenditure in 2003 also substantially reduced depreciation expense for the year ended December 31, 2003. The reduced carrying value of fixed assets will similarly affect future periods. Telewest expects levels of capital expenditure, and associated depreciation expense, to increase slightly in 2004 and 2005. In addition, Telewest anticipates that as a result of the application of “fresh start” accounting New Telewest will recognize new intangible assets and an increased value of property and equipment resulting in additional depreciation and amortization expense subsequent to the Financial Restructuring. To a lesser extent, the decline in operating costs and expenses for the year ended December 31, 2003 also reflects costs savings achieved through headcount reductions, rationalization of the property portfolio and other measures, as well as the lower cost base required to support fewer subscribers for cable television and telephony services. Telewest anticipates continued cost reductions, although at a declining rate as costs are reduced and efficiencies achieved.

Impairment of Assets. During the year ended December 31, 2002, Telewest completed reviews of its network assets, of goodwill arising on recent acquisitions and of its investments in affiliates acquired in recent years. The reviews covered Telewest’s cable and content segments. The principal reasons for the reviews were: a share price decline indicative of a fall in the values of the underlying assets and a softening of the advertising sales market, declining revenue growth and a lower than expected take-up by customers of additional services.

The reviews in 2002 found evidence of impairment in the value of goodwill arising on the core cable segment and content segment businesses, the carrying value of network assets and in the value of its affiliate, UKTV. As a result of the reviews, the carrying amounts of goodwill, fixed assets and the investments in affiliated undertakings were written down to fair value, resulting in a charge of £1,445 million against goodwill, an impairment of £841 million against fixed assets and a charge of £88 million against the investments in affiliates. These charges have been included in the statement of operations within impairment of goodwill, impairment of fixed assets and share of net losses of affiliates and impairment, respectively. The estimated fair value of the goodwill and the investment in UKTV were based on projected future cash flows at a post-tax discount rate of 11.5%, which Telewest believed was commensurate with the risks associated with the assets. The projected future cash flows were determined using Telewest’s then current long-range plan for the business, with a terminal value which took into account analysts’ and other published projections of future trends across pay-television platforms, including the total television advertising market.

Other Income/(Expense)

	Year ended December 31, 2002 Restated	Year ended December 31, 2003	Percentage increase/ (decrease)
	(in millions)
Other income/(expense)
Interest income	£19	£24	26.3%
Interest expense (including amortization of debt discount)	(528)	(488)	(7.6%)
Foreign exchange gains, net	213	268	25.8%
Share of net (losses)/profits of affiliates and impairment	(118)	1	—
Minority interest in losses of subsidiaries, net	1	—	—
Other, net	36	8	(77.8%)

Total other income (expense), net	£(377)	£(187)	(50.4%)

The net decrease in other expense resulted primarily from a decrease in losses and impairment of affiliates (£119 million), an increase in foreign exchange gains (£55 million) and a decrease in interest expense (£40 million).

Higher interest income was generated during the period from the higher cash balances held by Telewest during the year ended December 31, 2003 as a result of drawing down under Telewest’s existing senior secured credit facility in advance of its funding requirements.

Interest expense decreased primarily as a result of the retranslation of Telewest’s dollar-denominated interest at the period-end exchange rate offset in part by increased interest expense due to Telewest’s drawdowns on its existing senior secured credit facility in advance of its funding requirements. New Telewest’s interest expense is expected to be reduced in future periods as a result of the Financial Restructuring.

Foreign exchange gains, net, were primarily the result of the US dollar significantly weakening against the pound sterling and, in the year ended December 31, 2002, the result of a release of £53 million from Other Comprehensive Income (“OCI”) , as described below. Following the termination of all of its hedging contracts, Telewest has increased its foreign exchange risk and its unhedged dollar-denominated liabilities are translated at period-end exchange rates contributing to higher foreign exchange gains or losses as the US dollar fluctuates against the pound sterling. Telewest will continue to monitor this risk until the Financial Restructuring is completed, when it is anticipated that the US dollar-denominated debt instruments will be swapped for equity and the foreign exchange risk will be substantially eliminated.

In the three-month period ended March 31, 2002, Telewest determined that it was probable that forecasted future prepayments of principal against outstanding US dollar-denominated debt would not occur. Accordingly, the cumulative adjustment in OCI of £53 million resulting from marking to market the derivative instruments was reclassified from OCI to foreign exchange gains in the Statement of Operations in that period. Subsequent adjustments of the carrying value of these instruments to fair value are reflected in the Statement of Operations when incurred.

Share of net losses/profits of affiliates and impairment fell from a charge of £118 million in the year ended December 31, 2002 to a net profit of £1 million in the year ended December 31, 2003. This was due principally to amounts written off and impairment of investments of £125 million in the year ended December 31, 2002 compared with £0 in the year ended December 31, 2003.

Telewest’s principal affiliated companies for the purposes of Telewest’s share of net losses/profits of affiliated companies as at December 31, 2003 included UK Gold Holdings Limited, UK Channel Management Limited and Front Row Television Limited.

Other profits/losses including minority interests in subsidiaries, net, amounted to a net profit of £8 million for the year ended December 31, 2003 compared with a net profit of £37 million for the year ended December 31, 2002. The other profits in the year ended December 31, 2002 primarily arose as a result of gains of £33 million on the disposal of Telewest’s investments in its subsidiary The Way Ahead Group Limited and in an affiliated company, TV Travel Group Limited. Other profits for the year ended December 31, 2003 primarily arose from the disposal of fixed assets.

Comparison of Years Ended December 31, 2001 and 2002

Telewest’s consolidated revenue increased by £29 million or 2.3% from £1,254 million for the year ended December 31, 2001 to £1,283 million for the year ended December 31, 2002. This increase was attributable to growth in its cable segment (£52 million or 4.6%) offset by reduced revenues from its content segment (£23 million or 17.8%), mainly due to the disposal of non-core businesses and the closure of ITV Digital. The growth in Telewest’s consumer sales division of its cable segment was also affected by a non-recurring charge of £16 million in respect of a VAT adjustment charge against revenue in 2002 described above. Excluding this non-recurring VAT adjustment, Telewest’s consolidated revenue would have increased by £45 million or 3.6%.

CABLE SEGMENT

Consumer Sales Division

	Year ended December 31, 2001	Year ended December 31, 2002	Percentage increase/(decrease)
Consumer Sales Division
Revenue (in millions):
Cable Television	£329	£336	2.1%
Consumer Telephony	488	495	1.4%
Internet and other	40	63	57.5%

Total Consumer Sales Division	£857	£894	4.3%

Average monthly revenue per subscriber	£40.03	£ 41.80	4.4%
Dual or triple penetration	69.0%	69.9%	1.3%
Number of “triple play” subscribers	58,802	183,143	211.5%
Percentage of “triple play” subscribers	3.3%	10.4%	215.2%
Total residential subscribers	1,765,619	1,758,625	(0.4%)
Household penetration	37.5%	37.4%	(0.3%)
Average household churn	—	18.2%	—

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

	Year ended December 31, 2001	Year ended December 31, 2002	Percentage increase/(decrease)
Cable Television
Cable television subscribers—digital	723,826	857,472	18.5%
Cable television subscribers—analog	617,958	436,339	(29.4%)

Total cable television subscribers	1,341,784	1,293,811	(3.6%)

Percentage of cable television subscribers—digital	53.9%	66.3%	23.0%
Average monthly revenue per digital subscriber	£23.20	£22.70	(2.2%)
Average monthly revenue per analog subscriber	£18.98	£17.93	(5.5%)
Average monthly revenue per subscriber (analog and digital)	£20.75	£20.82	0.3%
Product penetration	28.5%	27.5%	(3.5%)
Average cable television subscriber churn	18.7%	21.5%	15.0%

As of December 31, 2002, Telewest’s digital television services had been rolled out in all franchise areas, excluding its Eurobell South-East areas and its Cabletime areas. As a result of this substantially completed roll-out, Telewest’s cable television customers continued to migrate from its analog services to its digital services, where they generated higher monthly revenues. The migration of analog customers to digital slowed during the year ended December 31, 2002 compared with the previous year. Telewest expects this trend to continue throughout 2004 as a result of its increased focus on cash and cost control, including reduced marketing activity in respect of its digital cable television services and the decreased size of its analog customer base.

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

	Year ended December 31, 2001	Year ended December 31, 2002	Percentage increase/ (decrease)
Consumer Telephony
3-2-1 subscribers	1,461,243	1,253,662	(14.2%)
Total Talk subscribers	154,566	360,662	133.3%

Total residential telephony subscribers	1,615,809	1,614,324	(0.1%)

Residential telephony penetration	34.3%	34.4%	0.3%
Residential telephone lines	1,762,312	1,717,191	(2.6%)
Second line penetration	9.1%	6.4%	(29.7%)
Average residential telephony subscriber churn rate	16.5%	17.3%	4.8%
Average monthly revenue per line	£22.79	£23.16	1.6%
Average monthly revenue per subscriber	£25.09	£24.92	(0.7%)

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

	Year ended December 31, 2001	Year ended December 31, 2002	Percentage increase/(decrease)
Internet Subscribers
Blueyonder broadband	85,122	262,219	208.1%
Blueyonder SurfUnlimited	184,034	193,201	5.0%
Blueyonder pay-as-you-go	119,295	85,025	(28.7%)

Total internet subscribers	388,451	540,445	39.1%

Blueyonder Broadband
Average subscriber churn rate	7.5%	12.4%	65.3%
Average monthly revenue per subscriber	£25.21	£25.12	(0.4%)

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

Business Sales Division

	Year ended December 31, 2001	Year ended December 31, 2002	Percentage increase/ (decrease)
Business Sales Division
Revenue (in millions)	£268	£283	5.6%

Business customer accounts	72,934	73,746	1.1%
Average annualized revenue per customer account	3,137	3,114	(0.7%)

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

The decrease in average annualized revenue per customer account was due primarily to increased price competition in the marketplace.

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

Telewest’s carrier services unit contributed £58 million of revenue for the year ended December 31, 2002 compared with £52 million for the year ended December 31, 2001. Revenue in the year ended December 31, 2002 benefited from the recognition of £8 million from an Atlantic Telecommunications contract, previously deferred and being recognized over 20 years. In 2002, Atlantic Telecommunications was placed in administration and, as a result, Telewest was released from the terms of this contract, allowing it to credit the deferred revenue in the current year. There was no cash impact from this accounting treatment.

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

Telewest’s content segment’s share of the net profits of UKTV (its joint venture with BBC Worldwide) is included in share of net losses of affiliates.

COMBINED CABLE AND CONTENT SEGMENTS

Operating Costs and Expenses

Operating Costs and Expenses	Year ended December 31, 2001	Year ended December 31, 2002	Percentage increase/ (decrease)
	(in millions)
Cable programming expenses	£ 142	£ 128	(9.9%)
Cable telephony expenses	235	218	(7.2%)
Content segment expenses	83	70	(15.7%)
Depreciation	469	495	5.5%
Impairment of fixed assets	—	841	—

Total expenses	929	1,752	88.6%
Selling, general and administrative (SG&A)	497	526	5.8%
Amortization of goodwill	183	—	—
Impairment of goodwill	766	1,445	88.6%

Total Operating Costs and Expenses	£2,375	£3,723	56.8%

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

The content segment’s expenses consist principally of amortization costs of programming shown on its television channels and the costs of advertising sales those channels receive. The decrease in the content segment’s cost of sales resulted from lower costs following the closure of transactional businesses in 2001 and 2002 and the costs of a non-recurring sale of programming rights in 2001. The content segment’s cost of sales was 57.9% of the content segment’s revenues (including inter-segmental sales to Telewest) for the year ended December 31, 2002 compared with 58.0% on the same basis for the year ended December 31, 2001.

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

Impairment of Assets. During the years ended December 31, 2002 and 2001, Telewest undertook impairment reviews of its network assets, of goodwill arising on recent acquisitions and of its investments in affiliates acquired in recent years. The reviews covered Telewest’s cable and content segments. The principal reasons for the reviews were: a share price decline indicative of a fall in the values of the underlying assets and a softening of the advertising sales market, declining revenue growth and a lower than expected take-up by customers of additional services.

The reviews in 2002 found evidence of impairment in the value of goodwill arising on the core cable segment and content segment businesses, the carrying value of network assets and in the value of the affiliated undertaking UKTV. The reviews in 2001 indicated impairment in the value of goodwill arising in the core content segment business and the investments in the two affiliates, UKTV and SMG. No impairment in the carrying value of the network assets was required in 2001. As a result of the reviews, the carrying amounts of goodwill, fixed assets and the investments in the affiliated undertakings were written down to fair value, resulting in a charge of £1,445 million against goodwill (£766 million in 2001), an impairment of £841 million against fixed assets (£0 in 2001) and a charge of £88 million against the investments in affiliates (£202 million in 2001). These charges have been included in the statement of operations within impairment of goodwill, impairment of fixed assets, and share of net losses of affiliates and impairment, respectively. The estimated fair value of the goodwill and the investment in UKTV were based on projected future cash flows at a post-tax discount rate of 11.5%, which Telewest believed was commensurate with the risks associated with the assets. The projected future cash flows were determined using Telewest’s then current long-range plan for the business, with a terminal value which takes into account analysts’ and other published projections of future trends across pay-television platforms, including the total television advertising market.

Other Income/(Expense)

	Year ended December 31, 2001	Year ended December 31, 2002 Restated	Percentage increase/ (decrease)
Other income/(expense)	(in millions)
Interest income	£ 15	£ 19	26.7%
Interest expense (including amortization of debt discount)	(487)	(528)	8.4%
Foreign exchange gains, net	—	213	—
Share of net losses of affiliates and impairment	(216)	(118)	(45.4%	)
Minority interest in losses of subsidiaries, net	1	1	—
Other, net	(3)	36	—

Total other income/(expense), net	£(690)	£(377)	(45.4%	)

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

Higher interest income was generated from the higher cash balances held by Telewest during the year ended December 31, 2002 as a result of unwinding certain foreign exchange contracts and drawdowns under Telewest’s existing senior secured credit facility in advance of its funding requirements.

The increase in interest expense was primarily as a result of the additional borrowing under Telewest’s bank facilities to fund the continued roll-out of digital television and broadband internet products, drawdowns under Telewest’s existing senior secured credit facility in advance of funding requirements, and for general working capital purposes. Additionally, £11 million of the increase arose on the write-off of deferred financing costs of debentures as a consequence of all notes and debentures being in default and payable on demand as at December 31, 2002.

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

Other profits/losses, including minority interests in subsidiaries, net, amounted to a net profit of £37 million for the year ended December 31, 2002 compared with a net loss of £2 million in the year ended December 31, 2001. The net profit of £37 million arose primarily as a result of gains of £33 million arising on the disposal of Telewest’s investments in its subsidiary, The Way Ahead Group Limited and in an affiliated company, TV Travel Group Limited.

B.	Liquidity and capital resources

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

In current conditions, Telewest’s directors have been able to permit Telewest to do business and to meet its working capital needs as a direct result of the continued support of its creditors (in generally not calling defaults or accelerating their claims) and the Telewest directors’ belief that the Financial Restructuring is likely to be implemented. Because Telewest is not making current interest and principal payments on its notes and debentures, it is able to finance its remaining working capital needs through available cash and cash generated by its operations. However, Telewest does not believe its creditors will continue to forbear from declaring defaults if the Financial Restructuring is not implemented or if it is not implemented in a timely manner. Without the support of its creditors, Telewest’s directors may have no option but to take steps to petition for some sort of insolvency protection, which could significantly impair Telewest’s ability to operate.

At December 31, 2003, Telewest and its wholly owned finance subsidiary Telewest Jersey had approximately £3.3 billion in debt securities outstanding, £352 million in deferred and unpaid interest outstanding, £2.0 billion drawn-down under the existing senior secured credit facility and £140 million outstanding under capital leases. Telewest’s outstanding notes and debentures, all of which are capable of being accelerated in accordance with the terms that govern them, are as follows:

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

* Not paid at maturity

If the Financial Restructuring is completed, all of the foregoing notes and debentures, as well as the intercompany loan of the proceeds of Telewest Jersey’s notes to Telewest, and Telewest’s guarantee of those notes, will be cancelled in exchange for the issuance of 98.5% of the common stock of New Telewest to the existing holders of those debt securities and certain other creditors with claims in connection with those debt securities. Completion of the restructuring is subject to significant risks and conditions. For more information regarding these risks, see “Item 3.D—Risk factors.”

On March 16, 2001, Telewest Communications Networks Limited, a wholly owned subsidiary of Telewest, entered into the existing senior secured credit facility with a syndicate of banks for £2.25 billion. Telewest Communications Networks Limited is referred to as TCN in this Annual Report. The existing senior secured credit facility includes a permitted institutional financing capacity of £250 million, referred to as the ‘Institutional Tranche,’ and also permits under its terms £500 million of leasing and vendor financing. As of December 31, 2003, TCN had received £125 million from GE Capital Structured Finance Group Limited and £20 million from Newcourt Capital (UK) Ltd, pursuant to the Institutional Tranche and Telewest/TCN had £148 million of leasing and other permitted financing. Borrowings on the facility are secured on the assets of Telewest, including partnership interests and shares of subsidiaries. Except for the Institutional Tranche, borrowings bear interest at between 0.5% and 2.00% above LIBOR (depending on the ratio of borrowings to quarterly annualized consolidated net operating cash flow). Borrowings under the Institutional Tranche bear interest at up to 4% above LIBOR. The terms of the facility restrict additional indebtedness, liens, investments, disposals and other activities.

Currently, TCN’s ability to borrow under the facility is restricted by amendments agreed with its Senior Lenders on August 21 and September 27, 2002 which effectively prohibit TCN from further drawdowns under the facility. As at December 31, 2003, £2.0 billion was outstanding under the facility. In connection with the negotiations with TCN’s Senior Lenders, the facility was amended on August 21, 2002, September 27, 2002, February 26, 2003 and May 29, 2003 to, among other things, restrict the level of its permitted borrowings, investments, encumbrances and disposals.

As part of the Financial Restructuring, Telewest, New Telewest, Telewest UK and TCN have executed a commitment letter with the Senior Lenders pursuant to which TCN’s existing senior secured credit facility would be amended and replaced by the proposed amended senior secured credit facility.

The terms of the proposed amended senior secured credit facility contemplate total committed credit facilities of term loans of £1,840 million, a committed revolving credit facility of £140 million, a committed overdraft facility of £50 million and an uncommitted term loan facility of £125 million. Of the committed amount of £1,840 million, £1,695 million would mature on December 31, 2005, with the balance of £145 million maturing on June 30, 2006. New Telewest does not expect to be able to generate sufficient free cash flow to be able to repay these facilities and will therefore need to refinance a substantial majority of the proposed amended senior secured credit facility before December 31, 2005. There can be no assurance, however, that this refinancing will be available to New Telewest or will be available on acceptable terms.

Given the short maturity of the proposed amended senior secured credit facility, Telewest and New Telewest have begun exploring their refinancing options. These options are likely to include extension of the proposed amended senior secured credit facility, entering into a new senior credit facility with longer maturities and/or accessing the capital markets for debt and equity financings.

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

The current long-range plan was adopted by existing management as part of Telewest’s attempts to address its financial situation. When the Financial Restructuring is completed, the directors of New Telewest are expected to review and revise Telewest’s current long-range business plan. Although any changes based on the review of the existing Telewest long-range plan will take into account the need to meet the financial and performance covenants in the proposed amended senior secured credit facility, it is not possible to anticipate the impact these changes will have on New Telewest’s liquidity.

New Telewest anticipates that, after the Financial Restructuring is completed, its principal sources of funds will be proceeds from the proposed amended senior secured credit facility, additional vendor financing, if available, possible strategic sales of assets, cash in hand and cash flow from operating activities. Future actual funding requirements could exceed currently anticipated requirements. Differences may result from higher-than-anticipated costs, including higher interest costs on the proposed amended senior secured credit facility as a result of higher interest rates generally, higher capital expenditure and/or lower than anticipated revenues. Actual costs, capital expenditure and revenues will depend on many factors, including, among other things, consumer demand for voice, video, data and internet services, the impact on the business of new and emerging technologies, the extent to which consumer preference develops for cable television over other methods of providing in-home entertainment, the development of the interactive e-commerce market, consumer acceptance of cable telephony as a viable alternative to BT’s telephony services, the continued downward pressure on telephony margins and the general economic environment.

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

Capital Expenditure

	Year ended December 31, 2002	Year ended December 31, 2003
	(in millions)
Additions to property and equipment	£461	£223

Additions to property and equipment for the year ended December 31, 2003 totaled £223 million, a decrease of £238 million or 51.6% from £461 million for the year ended December 31, 2002. This decrease is due to reduced network spend, falling electronic equipment prices and lower levels of customer acquisition. Telewest’s capital expenditure has primarily funded the construction of local distribution networks and its National Network, capital costs of installing customers, and enhancements to its network for new product offerings. The additions in the year ended December 31, 2003 were principally a result of network capacity upgrades and new subscriber installations in connection with Telewest’s roll-out of digital television and broadband internet services.

Notwithstanding that capital expenditures have continued to decrease in 2003 over 2002, New Telewest expects to continue to have significant capital needs in the future. With the majority of its network construction complete and substantially all network upgrades necessary for the delivery of telephony and digital services complete, it is anticipated that capital expenditure will be largely driven by the costs associated with the connection of new subscribers (which will vary depending upon the take-up of services) and the replacement of network assets at the end of their useful lives. It is anticipated that capital expenditures for the 2004 and 2005 fiscal years will be slightly, but not significantly, higher than that for 2003.

Consolidated Statements of Cash Flows

Years Ended December 31, 2001, 2002 and 2003

	Year ended December 31, 2001	Year ended December 31, 2002	Year ended December 31, 2003
	(in millions)
Net cash provided by operating activities	£13	£103	£308
Net cash used in investing activities	(561)	(365)	(212)
Net cash provided by/(used in) financing activities	502	638	(59)

Net (decrease)/increase in cash and cash equivalents	£(46)	£376	£37
Cash and cash equivalents at beginning of year	60	14	390

Cash and cash equivalents at end of year	£14	£390	£427

For the year ended December 31, 2003, Telewest had a net cash inflow from operating activities of £308 million compared with a net inflow of £103 million for the year ended December 31, 2002, and a net inflow of £13 million for the year ended December 31, 2001. The increase in net cash provided by operating activities resulted principally from improved operating results, declining capital expenditures and management of working capital together with the deferral of the payment of interest in advance of the Financial Restructuring.

Telewest incurred a net cash outflow from investing activities of £212 million for the year ended December 31, 2003 compared with £365 million for the year ended December 31, 2002, a decrease of £153 million or 41.9%. Net cash outflow from investing activities for the year ended December 31, 2001 was £561 million, £196 million or 34.9% greater than that in 2002. Capital expenditure accounted for £228 million of the total in 2003 compared with £448 million in 2002 and £548 million in 2001, which was offset in part by the proceeds of sales of investments in subsidiary and affiliated companies, as described below. Telewest’s capital expenditure has primarily funded the construction of local distribution networks and the National Network, capital costs of installing customers and enhancements to its network capacity for new product offerings. The additions in the year ended December 31, 2003 were principally a result of network capacity upgrades and new subscriber installations in connection with Telewest’s roll-out of digital television and broadband internet services. At December 31, 2003, 92% of the homes passed and marketed in Telewest’s addressable areas were capable of receiving its digital television and broadband internet services.

Net cash used in financing activities totaled £59 million for the year ended December 31, 2003, primarily consisting of the capital element of vendor finance and finance lease repayments, compared with net cash provided by financing activities of £638 million for the year ended December 31, 2002. Net cash provided by financing activities for the year ended December 31, 2002 consisted primarily of £640 million in drawdowns from the existing senior secured credit facility and a net £76 million realized on the termination of US dollar/pound sterling exchange rate hedging arrangements offset in part by the repayment of the loan secured on Telewest’s interest in approximately 16.9% of the issued share capital of SMG plc and finance lease payments. Net cash provided by financing activities for the year ended December 31, 2001 included the repayment on March 16, 2001 of £810 million and £122 million under an old senior secured credit facility and a facility at Telewest’s Flextech subsidiary, respectively, with a drawdown from the existing senior secured credit facility.

As of December 31, 2003, Telewest had cash balances of £427 million on a consolidated basis (excluding £13 million that was restricted as to use to providing security for leasing obligations). Cash balances increased by £37 million during the year ended December 31, 2003 mainly as a result of increased net cash provided by operating activities, a significant reduction in expenditures on property and equipment and the non-payment of interest on Telewest’s outstanding notes and debentures, offset by a reduction in cash provided by financing activities. As of December 31, 2001 and 2002, Telewest had cash balances of £14 million and £390 million, respectively (excluding £12 million that was restricted, as noted, above in each of 2001 and 2002; and £8 million that was on deposit to guarantee the temporary overdraft facility of an affiliated company in 2001).

Included in the table of contractual obligations shown below is a total of £12 million relating to capital expenditure authorized by Telewest for which no provision has been made in the consolidated financial statements. This amount includes subscriber installations (e.g., set-top boxes) for customer growth, network enhancements and computer projects necessary for the maintenance of the infrastructure of Telewest’s business. In addition, and also included in the table, Telewest has contracted to buy £23 million of programming rights for which the license period has not yet started. These commitments will be funded when required from operating cash flow and available bank facilities. Both of these amounts are shown as being payable in less than one year.

C.    Research and development, patents and licenses, etc.

Telewest’s research and development is focused on evaluating changes in technology that could affect its television, telephony and internet services. Research and development expenditures, however, do not represent a material cost for Telewest.

Telewest does not own any material copyrights, patents or trademarks, other than the Telewest brand name, certain television channel brand names and certain programming content. Telewest does not believe that the ownership of copyrights, patents or trademarks, other than the Telewest brand name and these television channel brand names, is material to its business. Telewest relies on a number of third-party copyrights, patents and trademarks for applications relating to billing, customer management and the delivery of services over its networks. Telewest also obtains television programming content from third parties.

D.     Trend information

In respect of its Consumer sales division, Telewest anticipates that further growth in internet revenues, together with revenues associated with consumers who subscribe to cable television and/or consumer telephony services in addition to their broadband internet service, should lead to overall revenue growth for the Consumer sales division in 2004.

Telewest believes that the most significant opportunities to expand Business sales division revenues will be further penetration of data services to its existing customer base and expansion of its presence in the public sector market. The success of these efforts will be primarily contingent upon Telewest’s ability to offer reliable, competitively priced services to business and public sector users.

In respect of its Content segment, the UK advertising market is showing signs of growth after a period of contraction, and Telewest believes that this will drive continued growth in advertising revenues, to be supplemented by growth in subscription revenues as pay-television penetration rates improve, albeit at a slower rate.

Telewest anticipates continued cost reductions, although at a declining rate as costs are reduced and efficiencies achieved.

The foregoing are intended to be forward-looking statements made in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

E.     Off-balance sheet arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on Telewest’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material.

F.    Tabular disclosure of contractual obligations

Telewest’s contractual obligations and other commercial commitments as at December 31, 2003 are summarized in the tables below.

Contractual Obligations

	Payments Due by Period
	Total £m	Less than 1 year £m	1-3 years £m	4-5 years £m	After 5 years £m
Debt	5,293	5,287	4	1	1
Capital lease obligations	140	89	33	18	–
Operating leases	142	14	26	22	80
Unconditional purchase obligations	829	829	–	–	–
Other long-term obligations	–	–	–	–	–

Total contractual obligations	6,404	6,219	63	41	81

The following table includes information about Telewest’s other commercial commitments as of December 31, 2003. Other commercial commitments are items that Telewest could be obligated to pay in the future. They are not required to be included in the balance sheet.

Other Commercial Commitments

	Amount of Commitment Expiration Per Period
	Total Amounts Committed £m	Less than 1 year £m	1-3 years £m	4-5 years £m	After 5 years £m
Guarantees	19	6	13	–	–

Telewest has no other material contractual or other commercial commitments.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Board of Directors

Telewest’s Board currently consists of two directors, one executive director and one independent non-executive director. The business address of the Telewest directors is Telewest Communications plc, 160 Great Portland Street, London W1W 5QA, United Kingdom.

Name	Age	Position Held
Anthony (Cob) Stenham	72	Non-executive Chairman
Stephen Cook	44	Group Strategy Director and General Counsel

During the year ended December 31, 2003 and to the date of this Annual Report, the following resigned as directors of Telewest: Mark Luiz on October 31, 2003, Stanislas Yassukovich on November 18, 2003, Charles Burdick on February 18, 2004 and Denise Kingsmill and Anthony Rice on April 30, 2004.

Anthony (Cob) Stenham. Mr. Stenham has served as non-executive Chairman of Telewest since December 1999 and served as a non-executive director from November 1994 and deputy Chairman of the board until December 1999. From 1992 to 2003 he was a non-executive director of Standard Chartered plc and from 1990 to 1997 he was Chairman of Arjo Wiggins Appleton plc and a managing director of Bankers Trust Company from 1986 to 1990. Mr. Stenham also currently serves as non-executive Chairman of Ashtead Group plc, Ifonline Group Limited and Whatsonwhen plc. He is a non-executive director of Hebridean Cruises plc. Mr. Stenham became Chairman of New Telewest, which will become the parent company of the Telewest Group upon completion of the Financial Restructuring, on March 2, 2004.

Stephen Cook. Mr. Cook has served as Group Strategy Director of Telewest since April 2000 following the completion of the merger with Flextech. Mr. Cook has also served as General Counsel of Telewest since August 2000. From October 1998 to April 2000, Mr. Cook served as General Counsel, Company Secretary and as an executive director of Flextech. Between April 1995 and October 1998, Mr. Cook was a partner with Wiggin and Co., Flextech’s principal legal advisers, and a non-executive director of SMG plc from March 2000 until November 2002. Mr. Cook was a partner at the law firm of McGrigor Donald from May 1993 until April 1995. Mr. Cook was appointed Vice President, Group Strategy Director and General Counsel of New Telewest, which will become the parent company of the Telewest Group upon completion of the Financial Restructuring, on November 26, 2003.

Senior Executives

The individuals set out below are senior executives of the Combined Group.

Name	Age	Position Held
Barry R. Elson	62	Acting Chief Executive Officer
Stephen Cook	44	Group Strategy Director and General Counsel
Neil Smith	39	Group Finance Director

For certain biographical information concerning Stephen Cook see “—Board of Directors.”

Barry R. Elson. Mr. Elson was appointed Acting Chief Executive Officer of Telewest on February 18, 2004. Mr. Elson has been a senior executive in the broadband-telephony-video industry for 18 years, almost 14 of those with Cox Communications in Atlanta where he rose through a series of senior line operating positions to be Executive Vice President of Operations with a company-wide $1.4 billion profit and loss responsibility. From 1997 to 2000, he was President of Conectiv Enterprises and corporate Executive Vice President of Conectiv, a diversifying $4.2 billion energy company in the middle Atlantic states. Most recently, he was Chief Operating Officer of Urban Media, a Silicon Valley venture capital backed building centric CLEC start-up with nationwide operations, and President of Pilot Associates, a management consulting/coaching firm specializing in the broadband-telephony-video industry for Wall Street clients. Mr. Elson became Chairman of New Telewest, which will become the parent company of the Telewest Group upon completion of the Financial Restructuring, on November 26, 2003. Mr. Elson resigned as Chairman, although not as a director, and was appointed President and Acting Chief Executive Officer of New Telewest on March 2, 2004, effective as of February 18, 2004.

Neil Smith. Mr. Smith has served as Group Finance Director of Telewest since September 1, 2003. Prior to that, Mr. Smith served as Deputy Group Finance Director of Telewest from September 2002 to September 2003. Mr. Smith had previously served as Finance Director, Consumer Sales Division of Telewest from August 2000 to September 2002, having joined Telewest as Group Financial Controller in July 2000. Prior to that, Mr. Smith was Deputy Finance Director at Somerfield plc, a UK based food retailer, where Mr. Smith worked in many corporate finance roles since 1994. Mr Smith was appointed Vice President and Chief Financial Officer of New Telewest, which will become the parent company of the Telewest Group upon completion of the Financial Restructuring, on November 26, 2003.

B.	Compensation

The following table shows the remuneration paid to Telewest’s executive and non-executive directors for the year ended December 31, 2003.

	Salaries/ Fees	Allowances(1)	Non-cash benefits	Performance- related bonuses	Compensation for loss of office	Total emoluments excluding pensions	Pension contributions(2)
	(£ in thousands)
Executive
Charles Burdick (resigned February 18, 2004)(3)	500	95	2	—	—	597	20
Stephen Cook	370	85	5	133	—	593	—
Mark Luiz (resigned October 31, 2003)	363	1	33	105	409	911	35

Non-executive
Denise Kingsmill (resigned April 30, 2004)	35	—	—	—	—	35	—
Anthony Rice (resigned April 30, 2004)	35	—	—	—	—	35	—
Anthony (Cob) Stenham	175	—	18	—	—	193	—
Stanislas Yassukovich (resigned November 18, 2003)	36	—	—	—	—	36	—

	1,514	181	58	238	409	2,400	55

(1)	Company car allowances paid to the directors in lieu of a company car and additional cash sums paid to the directors for their personal pension arrangements are included within the allowances figure shown above.
(2)	The pension contributions for the directors were paid into their personal pension schemes. Allowances, benefits in kind and bonuses paid to directors are not pensionable. None of the directors are members of the Company’s Money Purchase Occupational Pension Plan.
(3)	The board of the restructured company has agreed that following completion of the Financial Restructuring it will in its sole exclusive and absolute discretion consider whether a bonus should be paid to Charles Burdick in respect of 2003.
(4)	No amounts were paid to the directors in respect of their qualifying services by way of expense allowances that were chargeable to UK income tax.

Bonus Scheme

The bonus scheme for executive directors is structured to reward the achievement of results against set objectives. For 2003 the level of bonus payable was determined by the Group’s EBITDA performance against target, with achievement of target delivering a bonus of 30% of annual base salary. A further 10% of annual base salary was payable against the achievement of certain operational key performance indicators linked to revenue growth, customer growth and retention and capital expenditure as set by the remuneration committee.

Details of bonuses paid for the executive directors for the year ended December 31, 2003 are shown above. Any bonuses paid are non-pensionable.

Any future bonus schemes will be structured to reward the performance required for the needs of the business following the proposed Financial Restructuring.

Former Directors and Compensation for Loss of Office

Mark Luiz resigned as a director on October 31, 2003. In compensation for the early termination of his employment agreement he was paid a sum equal to one years’ basic annual salary plus benefits on leaving the Company. He is also permitted to exercise his outstanding share options in accordance with the scheme rules.

Charles Burdick resigned as Group Managing Director and as a director of Telewest and as President, Chief Executive Officer and a director of New Telewest effective as of February 18, 2004. In connection with his resignation, Telewest agreed to pay Mr. Burdick his current salary and benefits until the earlier of the completion of the Financial Restructuring and December 31, 2004, at which point Telewest has agreed to pay Mr. Burdick a lump sum equal to one year’s salary. In addition, Telewest has agreed to pay to Mr. Burdick’s legal advisors up to £1,000 in legal fees incurred in connection with his termination of employment, and to pay Mr. Burdick £1,000 for certain amendments to his existing service agreement pursuant to which Mr. Burdick will agree not to become employed or engaged by any of BT, BSkyB or NTL in any executive or consultancy capacity without the prior written consent of Telewest for a period of 12 months immediately following his resignation. Following the completion of the Financial Restructuring, the board of directors of New Telewest will, in its discretion, consider awarding Mr. Burdick a bonus, based on compliance with the terms of his resignation letter, his 2003 performance and any other factors the board deems relevant. Outstanding options and shares held by Mr. Burdick will be exercisable with immediate effect.

Stanislas Yassukovich resigned as a non-executive director on November 18, 2003 and Denise Kingsmill and Anthony Rice resigned as non-executive directors subsequent to the year end on April 30, 2004. None of these non-executive directors received any compensation for loss of office.

Non-executive Directors’ Terms of Appointment

Mr. Stenham has a letter of appointment for a fixed term of one year from December 1, 1999, continuing thereafter unless terminated by 12 months’ notice by either party except in the event of a change of control when the notice period extends to 24 months. Mr. Stenham has confirmed that his notice period would not increase where the change of control is part of a Group reorganization. He has also confirmed that he would relinquish his right to the enhancement of his notice period in a transaction where it was thought that his independence was compromised by the existence of such right. Mr. Stenham’s fee for his services as a non-executive director is £175,000 per annum. This fee reflects his role as the chairman of the board. He is provided with a company car and private medical insurance (for himself and his family).

Ms. Kingsmill had a letter of appointment dated July 26, 2001 for an initial period of three years subject to extension for a further three-year period. The appointment could be terminated at any time without giving rise to damages for loss of office or fees payable in respect of any unexpired portion of the term of appointment. Ms. Kingsmill’s fee for her services as a non-executive director was £35,000 per annum.

Mr. Rice had no letter of appointment. The fee for his services as a non-executive director was £35,000 per annum.

Stanislas Yassukovich had a letter of appointment dated April 29, 1999. The appointment was for a 12 month period to run from the date of reappointment at each Annual General Meeting. The appointment was terminable at any time without giving rise to damages for loss of office or fees payable in respect of any unexpired portion of the term of appointment. Stanislas Yassukovich’s fee for his services as a non-executive director was £41,000 per annum. This fee reflected his role as the senior independent non-executive director on the board.

The non-executive directors are/were not eligible for pension scheme membership and, other than disclosed elsewhere in this Annual Report, did not participate in any of Telewest’s bonus, share option or other incentive schemes. Non-executive directors retire from office at each annual general meeting and offer themselves for re-appointment at each annual general meeting.

Executive Directors’ Employment Agreements

Mr. Cook has an employment agreement, dated October 21, 1998, which will continue until terminated by either party giving to the other not less than 12 months’ notice. The employment agreement was amended on July 17, 2003 with the effect that Mr. Cook is entitled to terminate his employment, with immediate effect, at any time within the 90 days of the completion of the proposed Financial Restructuring. If he were to terminate his employment agreement in this manner he would be entitled to one year’s salary and benefits and a pro-rated proportion of any bonus payable for the financial year in which the termination occurs. His current basic annual salary is £370,000 per annum and he is provided with a company car or cash allowance in lieu thereof, private medical insurance (for himself and his family), life assurance cover equal to four times his basic annual salary and income protection insurance. A cash sum of 20% of Mr. Cook’s gross basic annual salary is paid to him for his personal pension arrangements (this payment is subject to a personal contribution of 4% of his gross basic annual salary to a personal pension scheme). He is eligible to participate in the Company share schemes.

Mark Luiz who resigned as a director on October 31, 2003, had an employment agreement, dated November 9, 1995, which was terminable by either party giving to the other not less than 12 months’ notice. His basic annual salary as at the date of termination was £350,000 per annum and he was provided with a company car or cash allowance in lieu thereof, private medical insurance (for himself and his family), life assurance cover equal to four times his basic annual salary and income protection insurance. Pension contributions were made to a personal pension scheme of 12% of Mark Luiz’s gross basic annual salary (these payments were made subject to a personal contribution of 4% of his gross basic annual salary to a personal pension scheme).

Mr. Burdick who resigned as a director on February 18, 2004 had an employment agreement, dated August 7, 1997, which was terminable by either party giving to the other not less than 12 months’ notice however, the employment agreement could be terminated, subject to certain conditions, upon a change of control (as defined in the employment agreement). If notice was given by either party within the six months following the date of a change of control, the notice period would be six months if given by Mr. Burdick to the employing company or 24 months if given by the employing company to Mr. Burdick. Thereafter the notice period reverted to 12 months’ notice by either party. His basic annual salary as at the date of termination was £500,000 per annum and he was provided with a company car or cash allowance in lieu thereof, private medical insurance (for himself and for his family), life assurance cover equal to four times his basic annual salary and income protection insurance. Pension contributions were made to a personal pension scheme of 15% of his gross basic annual salary up to the earnings cap (currently £99,000) and an additional cash sum of 20% of his gross basic annual salary above the earnings cap was paid to him for his personal pension arrangements (these payments were subject to a personal contribution of 10% of his gross basic annual salary to a personal pension scheme).

On November 25, 2003 Mr. Burdick had agreed to continue in his current position though the completion of the Financial Restructuring. In consideration for his agreement to continue on during this period an ad hoc committee of the Companys’ bondholders through their counsel, expressed their support for the proposal that:

•	upon his departure, and in lieu of any entitlements under his existing employment agreement in respect of termination of employment, Mr. Burdick would be entitled to receive a lump sum severance payment of £500,000;

•	he would be provided with medical benefits coverage for 12 months following termination of his employment (or cash in lieu thereof), subject to reduction to the extent he is provided with medical benefits by a subsequent employer during that period; and

•	any bonus payable to him in respect of fiscal 2003 would be determind by the board of directors of the restructured company.

C.	Board practices

Board Powers, Composition and Term of Office

This section contains summaries of provisions of Telewest’s Articles of Association (the “Articles”) and the Relationship Agreement.

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

Composition

The arrangements between Telewest and Liberty Media provide that the Board shall consist of no more than 16 directors (unless consent is given) and that for so long as Liberty Media owns 12.5% or more of Telewest’s shares, it will be entitled to appoint three directors to the Board and it is entitled to appoint two directors to the Board if it holds 5% or more of our shares. Liberty Media does not currently have any representation on the Board.

Liberty Media has agreed that if there is any arrangement to which Telewest is a party (or proposes to be a party), which gives rise to a conflict between the interests of Telewest and those of Liberty Media, then the approval of the independent directors shall be required before the arrangement can proceed.

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

The shareholder arrangements also provide that, for so long as Liberty Media holds 15% or more of our shares, the consent of Liberty Media must be obtained by Telewest before:

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

(d)	appointing or removing Telewest’s chief executive officer; or

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

During the year ended December 31, 2003 Telewest had an audit committee (the “Audit Committee”) and a remuneration committee (the “Remuneration Committee”), each with formally delegated duties and responsibilities. The Audit Committee comprised three independent non-executive directors and was chaired by Mr. Rice. Its other members during the year were Ms. Kingsmill and Mr. Yassukovich up until the date of his resignation. The Audit Committee met regularly (it met five times in 2003) and was responsible for reviewing and monitoring Telewest’s accounting policies and reporting requirements and effectiveness of its internal controls. Representatives of the external independent auditors and the group director of risk and control were invited to attend meetings and had direct access to the members of the committee at all times.

In addition, a disclosure committee, a sub committee of the Audit Committee was formed during 2002 as a result of obligations placed on Telewest due to its listing on Nasdaq and the recent Sarbanes-Oxley legislation. The disclosure committee was formed so as to enable the controls and procedures, designed to ensure that Telewest has the financial and non-financial information required to meet its reporting obligations under the Sarbanes-Oxley Act, to be formally documented. It considers the technical accounting treatments applied by Telewest and the risk environment within which it operates. The committee has a core membership of ten senior executives and other members of staff are consulted as and when it is felt appropriate.

The Remuneration Committee comprised three independent non-executive directors and was chaired by Mr. Yassukovich up until the date of his resignation. Its other members were Ms. Kingsmill and Mr. Rice. The chairman and managing director were generally invited to attend meetings; however they were not present during any discussion on their own remuneration. The Remuneration Committee met regularly (it met six times during 2003) and dealt with the remuneration of Telewest’s executive directors and policies for senior management remuneration and development on behalf of the Board.

D.	Employees

The average number of persons employed by Telewest (including its directors) during the years ended December 31, 2001, 2002 and 2003, respectively, analyzed by category, was as follows:

	2001	2002	2003
Sales and customer services	5,160	4,802	4,457
Construction and operations	3,756	3,587	3,222
Administration	1,745	1,537	1,432

Total	10,661	9,926	9,111

The average number of persons employed during a year is calculated by averaging the number of persons employed at the end of each of the 12 months within that period.

At December 31, 2003, Telewest had approximately 8,600 employees.

In May 2003, a ballot was held to consider whether certain field operations staff should, in the future, be represented by the Communication Workers Union (the “CWU”). The vote was carried in favor of membership and as a result Telewest signed an agreement with the CWU on June 16, 2003 which became fully binding on both parties in September 2003. Approximately 1,200 field operators staff are covered by the agreements. Except for these arrangements, none of Telewest’s employees are covered by collective bargaining agreements. Telewest believes that its relationships with its employees is good.

E.	Share ownership

Directors’ Ownership of Telewest Shares and Telewest ADSs

As at the close of business on May 11, 2004 (being the latest practicable date prior to the publication of this Annual Report) the interests (all of which are beneficial unless otherwise stated) of the directors and (so far as the directors are aware, having made due and careful enquiry) persons connected with them (within the meaning of Section 346 of the Companies Act) in Telewest’s share capital which have been notified to the Company pursuant to Section 324 or 328 of the Companies Act or which are required to be entered into the register maintained pursuant to Section 325 of the Companies Act and the existence of which is known to, or could with reasonable diligence be ascertained by the directors, were as follows:

Telewest Director	Number of Telewest ordinary shares in which the director has a direct or indirect interest
Anthony Stenham	40,000
Stephen Cook	—

Total	40,000

Note:	As at May 11, 2004 (being the latest practicable date prior to the publication of this Annual Report), the Telewest 1994 Employees’ Share Ownership Plan Trust, which is a discretionary trust under which all employees of Telewest are potential beneficiaries, held a total of 700,872 Telewest ordinary shares. Stephen Cook is, for the purposes of the Companies Act 1985, regarded as being interested in all of the Telewest ordinary shares held by the trust in addition to his interest stated above.

Directors’ Options

Options of Telewest directors over Telewest ordinary shares under the Telewest 1995 (No.2) Executive Share Option Scheme and the Telewest 1995 Sharesave Scheme.

Director	Telewest ordinary shares under option		Exercise period	Exercise price (pence)
Anthony Stenham	10,977	(1)	02/01/04 – 07/31/04	88.3
Total	10,977

Stephen Cook	982,456	(2)	06/30/03 – 06/29/10	228.0
	421,052	(2)	11/21/03 – 11/20/10	114.0
	10,977	(1)	02/01/04 – 07/31/04	88.3
	583,333	(2)	06/07/04 – 06/06/11	120.0
	233,333	(2)	11/16/04 – 11/15/11	75.0
Total	2,231,151

Notes:

(1)	Telewest 1995 Sharesave Scheme options.
(2)	Telewest 1995 (No. 2) Executive Share options (subject to performance conditions).

Except as disclosed above, none of the directors of Telewest nor any person connected with them has any interest in the share capital of Telewest or any of its subsidiaries.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

The following table sets forth certain information with respect to persons known to Telewest to be the beneficial owners, as at May 11, 2004 (being the latest practicable date prior to the publication of this Annual Report), directly or indirectly, of 3% or more of the aggregate number of ordinary shares and limited voting shares. So far as the Company is aware, unless otherwise discussed below, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares and Telewest Limited Voting Shares indicated as being beneficially owned by them.

Name and Address of Beneficial Owner	Number of Telewest Ordinary Shares	Number of Telewest Limited Voting Shares	Total Number of Telewest Shares	Percentage of Telewest Issued Share Capital
Liberty Media Corporation and its subsidiaries(1) 12300 Liberty Boulevard Englewood, Colorado 80112	722,205,225	22,185,093	744,390,318	25.18%
IDT Corporation and its subsidiaries(2) 520 Broad Street Newark, NJ 07102	636,056,024	60,322,654	696,378,678	23.56%
All Telewest directors and officers as a group	233,332	–	233,332	Less than 0.02%

(1)	All of the ordinary shares and limited voting shares listed as beneficially owned by Liberty Media Corporation are registered in the name of Liberty International B-L LLC, a majority owned indirect subsidiary of Liberty Media Corporation.
(2)	All the ordinary shares listed as beneficially owned by IDT Corporation are registered in the name of NY Nominees and the limited voting shares listed as beneficially owned by IDT Corporation are registered in the name of IDT Venture Capital, Inc., a wholly owned subsidiary of IDT Corporation.

For further discussion in respect of major shareholders’ voting rights, see “Item 6.C—Directors, Senior Management and Employees—Board practices.”

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

Except as disclosed above, Telewest has not been notified, and is not aware, that any person, directly or indirectly, is interested in 3% or more of the issued share capital of Telewest.

B.    Related party transactions

Identity of Relevant Related Parties

Liberty Media

Relationship Agreement

Liberty Media and Microsoft are parties to a relationship agreement with Telewest, which provides them with certain rights in connection with their shareholding in Telewest. In addition, the articles of association of Telewest provide that each of Liberty Media and certain affiliates of Microsoft will be entitled to appoint three persons to the Telewest board of directors for so long as they own not less than 12.5% of Telewest’s ordinary shares in issue. The articles also provide that each of Liberty Media and certain affiliates of Microsoft will be entitled to appoint two persons to the Telewest board of directors for so long as they own not less than 5% of Telewest’s ordinary shares in issue. Liberty Media informed Telewest that it was withdrawing its three non-executive directors from the board of directors of Telewest on July 17, 2002. Microsoft withdrew its three non-executive directors on May 15, 2003. In May 2003, Microsoft Corporation, which at the time owned approximately 23.56% of Telewest’s outstanding shares, sold its entire shareholding to IDT Corporation, resulting in IDT beneficially owning approximately 23.56% of Telewest’s shares. Microsoft’s rights under the relationship agreement were not transferable and Microsoft executed a letter agreement on May 23, 2003 terminating the relationship agreement as between Microsoft and Liberty Media, and indicating that its shares were no longer subject to the relationship agreement. The Telewest articles of association continue to provide Microsoft with the right to appoint directors of Telewest in the event it acquires 5% or more of Telewest’s issued ordinary shares in the future. IDT has no director appointment rights or other benefits from the terms of the relationship agreement or Telewest’s articles of association.

According to public statements of Liberty Media, as at December 31, 2003, approximately 15.51% of IDT’s outstanding share capital was held directly or indirectly by Liberty Media. Liberty Media’s interest in IDT equates to 2.36% of the voting power of IDT’s outstanding share capital.

The relationship agreement restricts Telewest from entering into certain transactions, such as material acquisitions and disposals, the issuance of equity securities, the incurrence of indebtedness, and the appointment or removal of the chief executive officer of Telewest without the consent of Liberty Media. The relationship agreement also governs the voting and disposition of Liberty Media’s shares, and provides Liberty Media with rights to maintain its ownership levels in Telewest. In addition, the relationship agreement contains a prohibition on Telewest’s and its subsidiaries’ disposal of the shares or assets of certain designated subsidiaries involved in the construction, development, management and operation of cable television and communications networks without the prior written consent of Liberty Media. In aggregate, these subsidiaries account for a material portion of Telewest’s business. The prohibition is intended to prevent the occurrence of certain adverse tax consequences to Liberty Media related to a gain recognition agreement between Liberty Media and the US Internal Revenue Service.

In connection with the Financial Restructuring, it is intended that the relationship agreement will be terminated.

Tender Offer

On June 12, 2002, Liberty TWSTY Bonds, Inc., a wholly owned subsidiary of Liberty Media, launched a tender offer for: (i) up to $60.0 million of Telewest’s 9 5/8% Senior Debentures due 2006, (ii) up to $307.3 million of Telewest’s 11% Senior Discount Debentures due 2007, (iii) up to $70.0 million of Telewest’s 11 1/4% Senior Notes due 2008, (iv) up to £65.0 million of Telewest’s 9 7/8% Sterling Senior Discount Notes due 2009, (v) up to $100.0 million of Telewest’s 9 1/4% Senior Discount Notes due 2009, (vi) up to £36.0 million of Telewest’s 9 7/8% Sterling Senior Notes due 2010, (vii) up to $70.0 million of Telewest’s 9 7/8% Senior Notes due 2010 and (viii) up to $90.0 million of Telewest’s 11 3/8% Senior Discount Notes due 2010. Telewest issued a response to the tender offer on June 24, 2002, indicating that it was unable to take a position on the tender offer because it was unable to determine whether the tender offer was beneficial or detrimental to the holders of its notes and debentures. On July 17, 2002, Liberty TWSTY Bonds, Inc. announced that it was terminating the tender offer, citing a decline in the US and UK securities markets and its own share price.

Other Relevant Related Parties

UKTV is a related party of the Group, as the Group owns 50% of the voting rights.

In 2001 Sit-Up Limited (“Sit-Up”) became a related party when the Group sold its shareholding in Screenshop to Sit-Up in return for a 36.36% shareholding.

Nature of transactions

The Group had no related party transactions with IDT.

The Group purchases software and consultancy services from Microsoft, on normal commercial terms. Purchases in the year ended December 31, 2003 amounted to £0 (2002: £1 million, 2001: £2 million). The balance outstanding in respect of these purchases was £0 at December 31, 2003, 2002 and 2001.

The Group has billed overheads and costs incurred on their behalf to UKTV and Sit-Up of £7 million and £1 million (2002: £11 million and £1 million, 2001: £8 million and £1 million) respectively. The Group has also made a loan to UKTV. Interest charged on this loan was £10 million (2002: £12 million, 2001: £12 million). Amounts due from UKTV and Sit-Up at December 31, 2003 were £197 million and £0 respectively (2002: £208 million and £4 million, 2001: £218 million and £0) respectively.

In the normal course of its business the Group purchases programming from UKTV on normal commercial terms. Purchases in the year ended December 31, 2003 were £12 million (2002: £13 million, 2001: £9 million). The balance due to UKTV at December 31, 2003 was £0 (2002: £0, 2001: £2 million).

Post-Financial Restructuring

Subsequent to the Financial Restructuring, W.R. Huff, Fidelity Management and Research Co., Franklin Mutual Advisors LLC, Angelo Gordon & Co. L.P. and Liberty Media are expected to each own beneficially, directly or indirectly, more than 5% of the outstanding common stock of New Telewest. Fidelity Management and Research, Franklin Mutual Advisors and Angelo Gordon are members of the Bondholder Committee. Telewest has, prior to the Financial Restructuring, agreed that it will pay certain compensation for and fees and expenses of W.R. Huff, Liberty Media and the members of the Bondholder Committee.

William Connors and Michael McGuiness, each of whom is a director of New Telewest, are employees of W.R. Huff and will remain directors subsequent to the Financial Restructuring.

C.    Interests of experts and counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.    Consolidated statements and other financial information

The financial statements required by this item are found in Item 18 of this Annual Report, beginning on page F-2.

Legal Proceedings

Other than as set forth below, neither Telewest nor any of its subsidiaries is or has been engaged in any legal or arbitration proceedings, nor are any such proceedings pending or threatened by or against them that may have, or have had during the past twelve months, a significant effect on Telewest’s and its subsidiaries’ financial position.

VAT Dispute

A dispute between Telewest Communications Group Limited, Telewest Communications (Publications) Limited and the Commissioners of Customs and Excise over the VAT status of Cable Guide and Zap magazines was heard between October 21 and October 25, 2002, in respect of which judgment was passed down on January 21, 2003, which resulted in the provision of £16 million against revenue in Telewest’s consolidated financial statements. The exceptional item arose in respect of VAT payable in the period from January 2000 to July 2002. Telewest’s magazines have since ceased publication. Therefore, the exceptional item represents the full extent of Telewest’s VAT liability in respect of its magazine operations. The VAT tribunal held that Telewest’s arrangements to protect the zero-rated VAT status of Cable Guide and Zap magazines could, in principle, be effective in creating a separate supply by Telewest Communications (Publications) Limited, which was not ancillary to the supply of pay-television services. However, in practice, the steps taken by Telewest were held to be insufficient to make the arrangements effective. Telewest appealed this decision in the High Court in November 2003. The appeal was unsuccessful and Telewest has submitted a further appeal against the High Court’s decision.

Foreign Exchange Contracts Dispute

On October 29, 2002, following non-payment of Telewest’s obligations under certain foreign exchange contracts, Crédit Agricole Indosuez presented a winding-up petition against Telewest (in respect of a debt of approximately £10.5 million). On or about October 31, 2002, The Royal Bank of Scotland plc served a notice in support of the petition. At the initial hearing of the petition, it was adjourned until January 29, 2003, when it was adjourned further. On June 5, 2003, The Huff Alternative Fund LP, also served a notice in support of the winding-up petition. The winding-up petition has not yet been listed for hearing, and as far as Telewest is aware Crédit Agricole Indosuez has not taken any further steps to list it. Telewest has obtained several orders under Section 127 of the UK Insolvency Act 1986 to enable it to continue to make certain payments without the risk of those payments subsequently being declared void as a result of the presentation of the winding-up petition.

Telewest has entered into a settlement agreement with Crédit Agricole Indosuez whereby Crédit Agricole Indosuez will apply to the High Court of England and Wales following the sanction of the Telewest scheme by the High Court for the dismissal of the winding-up petition which it presented on October 29, 2002 in respect of Telewest. Telewest has agreed to the terms of a settlement with The Royal Bank of Scotland plc pursuant to which The Royal Bank of Scotland will withdraw its support for the winding-up petition presented by Crédit Agricole Indosuez. As a result of the release agreement signed by W.R. Huff, W.R. Huff will procure the consent of The Huff Alternative Fund LP to the withdrawal or dismissal of the winding-up petition presented by Crédit Agricole Indosuez.

Eximius Litigation

On April 24, 2003, process was filed in the Supreme Court of the State of New York in relation to an action brought by Eximius Capital Funding, Ltd., or Eximius, against Telewest to recover the principal and interest and other payments due in respect of certain of Telewest’s notes. Telewest has been informed that W.R. Huff Asset Management Co., L.L.C., referred to herein as W.R. Huff, is an adviser to Eximius, but that Eximius is not a member of the same group of companies as W.R. Huff. Telewest moved to dismiss Eximius’ complaint principally on the grounds that, under the terms of the indentures governing the notes, Eximius has no standing to bring the claims alleged in its complaint and has also failed to state legally sufficient claims. On September 12, 2003, the parties entered into a Stipulation agreeing to stay the action pending consummation of the transactions and events contemplated by the September 12 term sheet, and to dismiss the action with prejudice when the transactions contemplated by the term sheet are consummated in accordance with the term sheet. Despite the request of the parties, the Court did not endorse the Stipulation. In a decision dated October 24, 2003, the Court granted Telewest’s motion and dismissed Eximius’ complaint without prejudice. On March 1, 2004, the parties executed another stipulation whereby the parties agreed to a procedure that would allow Eximius to seek to have the Court’s October 24, 2003 decision vacated solely on the basis that the Court should not have issued the decision in light of the parties’ agreement to stay the action. On March 10, 2004, Eximius filed a Notice of Appeal with the Appellate Division of the Supreme Court of the State of New York. Consistent with this second stipulation, by letter dated April 7, 2004, the parties requested that the Appellate Division schedule a conference in order to request that the Court vacate the October 24, 2003 decision. The Appellate Division has not yet set a conference date.

On May 12, 2003, process was filed in the Supreme Court of New York in relation to a further action brought by Eximius against, among others, Telewest, Liberty Media, Telewest’s directors and certain of its former directors (collectively, the Defendants) in respect of an alleged breach of fiduciary duty and other alleged wrongful conduct by the Defendants in relation to the Financial Restructuring. The Defendants have moved to dismiss Eximius’ complaint on numerous grounds including that (i) New York is not the proper forum to adjudicate Eximius’ claims, (ii) Eximius lacks standing to bring the alleged claims, and (iii) Eximius’ claims are not ripe for adjudication. The Court has not ruled on that motion. On September 12, 2003, the parties entered into a Stipulation agreeing to stay the action pending consummation of the transactions and events contemplated by the September 12 term sheet, and to dismiss the action with prejudice when the transactions contemplated by the term sheet are consummated in accordance with the term sheet. The action is currently stayed.

On or about June 12, 2003, the United States District Court for the Southern District of New York allowed Eximius and certain other holders of Telewest’s notes to amend a complaint originally filed against, among others, Liberty Media relating to the tender offer by Liberty TWSTY Bonds, Inc. for certain of Telewest’s notes. The amended complaint adds Eximius, WRH High Yield Partners, L.P. (a wholly owned subsidiary of W.R. Huff) and Qwest Occupational Health Trust as plaintiffs, and Telewest and its directors and certain former directors as defendants. The amended complaint alleges that the defendants violated Section 10(b) of the United States Securities Exchange Act of 1934 in connection with certain statements concerning Telewest in 2001 and early 2002. On July 11, 2003, the plaintiffs filed a motion for a preliminary injunction seeking to enjoin defendant Liberty from voting certain of Telewest’s notes in the Financial Restructuring. On July 14, 2003, the Court held a hearing on the plaintiffs’ preliminary injunction motion. The Court has not ruled on that motion. On September 12, 2003, the parties entered into a Stipulation agreeing to stay the action pending consummation of the transactions and events contemplated by the September 12 term sheet, and to dismiss the action with prejudice when the transactions contemplated by the term sheet are consummated in accordance with the term sheet. On September 19, 2003, the Court endorsed the Stipulation and the action is currently stayed.

The claimants under the actions under this heading entitled “—Eximius Litigation” have entered into a release agreement to release Telewest, its directors and certain former directors and Liberty Media from all claims arising out of, relating to or in connection with Telewest or any of its shares, debentures or derivative agreements.

Dividend Policy

Telewest currently does not expect to pay dividends, but its Board will review its dividend policy from time to time. Any determination to pay dividends will be at the discretion of the Board and will depend upon the availability of distributable profits, the operating results, financial condition and capital requirements, general business conditions and such other factors as the Board deems relevant. Telewest cannot assure you as to if or when it will begin to pay dividends. Under English law, a company can only pay dividends out of profits available for distribution, as more particularly described in the UK Companies Act 1985.

Cash dividends, if any, will be paid by Telewest in pounds sterling. Holders of ADSs will receive dividends in US dollars. Exchange rate fluctuations will affect the US dollar amount received by holders of ADSs on conversion by the Depositary of dividends paid in pounds sterling.

B.    Significant changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

A.    Offer and listing details

The following tables sets forth, for the periods indicated, (a) the high and low middle-market quotations for Telewest’s shares on the London Stock Exchange and (b) the high and low reported closing prices of its ADSs on The Nasdaq National Market (“Nasdaq”). For current price information, shareholders are urged to consult publicly available sources.

Five Most Recent Fiscal Years

	Telewest shares(1)		Telewest ADSs(2)
	High	Low	High	Low
1999	351.3 pence	173.5 pence	$58.00	$28.25
2000	563.0 pence	103.3 pence	$87.88	$14.00
2001	161.0 pence	23.0 pence	$23.50	$3.50
2002	67.5 pence	0.8 pence	$10.50	$0.13
2003	3.1 pence	1.5 pence	$9.60	$4.60
2004 (through May 11, 2004)	2.1 pence	1.2 pence	$7.50	$4.16

Quarterly Data for Two Most Recent Years

	Telewest shares(1)		Telewest ADSs(2)
	High	Low	High	Low
2002 First Quarter	67.5 pence	11.3 pence	$195.00	$37.00
Second Quarter	13.5 pence	2.4 pence	$40.80	$7.00
Third Quarter	3.0 pence	0.8 pence	$10.40	$2.66
Fourth Quarter	3.6 pence	1.0 pence	$10.50	$3.05

2003 First Quarter	3.0 pence	2.0 pence	$8.60	$6.34
Second Quarter	2.4 pence	1.5 pence	$8.00	$5.36
Third Quarter	3.1 pence	1.5 pence	$9.60	$4.60
Fourth Quarter	2.2 pence	1.7 pence	$7.75	$5.91

2004 First Quarter	2.1 pence	1.5 pence	$7.50	$6.11
Second Quarter (through May 11, 2004)	1.7 pence	1.2 pence	$6.50	$4.16

Most Recent Six Months

	Telewest Shares (1)		Telewest ADSs (2)
	High	Low	High	Low
November 2003	2.1 pence	1.9 pence	$7.50	$6.03
December 2003	1.9 pence	1.7 pence	$7.50	$5.91
January 2004	2.0 pence	1.8 pence	$7.50	$6.55
February 2004	1.9 pence	1.7 pence	$7.20	$6.26
March 2004	2.1 pence	1.5 pence	$6.80	$6.11
April 2004	1.7 pence	1.5 pence	$6.50	$5.40
May 2004 (through May 11, 2004)	1.5 pence	1.2 pence	$5.85	$4.16

(1)	The middle-market quotations provided for the Telewest ordinary shares are derived from the Daily Official List of the London Stock Exchange.
(2)	Telewest ADSs are evidenced by ADRs issued by The Bank of New York, as the depositary, under an amended and restated deposit agreement, dated as of November 30, 1994 (as amended as of October 2, 1995 and September 20, 2002), among Telewest, the Bank of New York and all holders and beneficial owners of ADRs issued thereunder. The prices set out for the Telewest ADSs are provided by Nasdaq. From the time of Telewest’s initial public offering until September 30, 2002 each ADS represented 10 ordinary shares. From October 1, 2002, each ADS represented 200 ordinary shares, as a result of Nasdaq’s listing requirements for each ADS to trade at $1.00 or more. The prices provided for the Telewest ADSs for periods before October 1, 2002 have been adjusted to reflect the current 200 to 1 ratio.

On May 11, 2004 the closing price for Telewest shares on the London Stock Exchange was 1.16 pence and the closing price for Telewest ADSs was $4.16. You are advised to obtain current market quotations for Telewest ordinary shares and ADSs. Telewest cannot assure you as to the market prices of Telewest ordinary shares or ADSs at any time after the date of this Annual Report.

As of May 11, 2004, there were 44,587 holders of record of Telewest ordinary shares and 9 registered holders of Telewest ADSs. Historically, Telewest has not declared or paid cash dividends on its ordinary shares. New Telewest does not intend to pay dividends on its common stock in the foreseeable future.

B.    Plan of distribution

Not applicable.

C.    Markets

Telewest’s shares are listed and traded on the London Stock Exchange and trade under the symbol “TWT.” Its ADSs, each representing 200 ordinary shares, are quoted on Nasdaq and trade under the symbol “TWSTY.” The Bank of New York is the depositary for Telewest’s ADSs.

D.    Selling shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.    Share capital

Not applicable.

B.    Memorandum and articles of association

The following is a summary of all material provisions of Telewest’s Memorandum and Articles of Association together with relevant UK company legislation. This description does not purport to be complete and is qualified in its entirety by reference to the full text of the Memorandum and Articles which are available for inspection as described below in “—Documents on Display.”

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

C.    Material contracts

Except for the contracts described below, there have been no contracts entered into by any member of the Telewest group other than in the ordinary course of business within the two years immediately preceding the publication of this Annual Report that are, or may be, material:

(i)	Voting agreements dated April 28, 2004 between Telewest, Telewest Jersey and certain holders of Telewest’s notes and debentures (the “Consenting Noteholders”) in connection with the Financial Restructuring pursuant to which Telewest and Telewest Jersey undertake to take all acts reasonably necessary to effect the Financial Restructuring in consideration for the Consenting Noteholders undertaking, among other things (i) to vote in favor of the relevant scheme of arrangement; (ii) not to take certain actions that could prejudice the successful completion of the Financial Restructuring; and (iii) not to sell any notes or debentures except to a person who also enters into a written undertaking to be bound by the terms of the voting agreement. The voting agreements provide that the undertakings of each Consenting Noteholder shall terminate (unless waived by the Consenting Noteholder) if, among other things, (i) the Telewest and Telewest Jersey schemes of arrangement fail to become effective by the later of 90 days after the date of the commitment letter (described below) or 60 days after the date of any vote by creditors to approve the Telewest scheme of arrangement and the Telewest Jersey schemes of arrangement, subject to that vote occurring on or before 75 days after the date of the commitment letter; (ii) Telewest, or any administrator appointed in respect of Telewest, or Telewest Jersey either withdraws the Telewest scheme of arrangement or the Telewest Jersey schemes of arrangement or does not confirm upon request its intention to continue with and recommend the Financial Restructuring; or (iii) there has been a material change to the Telewest scheme of arrangement, the Telewest Jersey schemes of arrangement, or the proposed amended senior secured credit facility. In addition, the termination, or a material change, by a noteholder, IDT or Liberty Media of its obligations under its voting agreement shall give each noteholder, IDT and Liberty Media (except any of them that has already terminated its obligations under its voting agreement, as appropriate) the right, in certain circumstances, to elect to terminate its obligations under its voting agreement. The voting agreements supersede the terms of a term sheet entered into by the Consenting Noteholders, except with respect to, among other things, (i) the review of New Telewest’s management practices and team, (ii) the due diligence reviews of Telewest and New Telewest by certain of the Consenting Noteholders, and (iii) the payment of fees and expenses of the Consenting Noteholders incurred in connection with the Financial Restructuring;

(ii)

A voting agreement dated April 28, 2004 between Telewest, Telewest Jersey, New Telewest and Liberty Media in connection with the Financial Restructuring pursuant to which Telewest and Telewest Jersey undertake to take all acts reasonably necessary to effect the Financial Restructuring, and Telewest undertakes to pay Liberty Media immediately upon posting of the public documents in respect of the Telewest scheme all fees and expenses incurred by Liberty Media in an amount as to £1.2 million, in consideration for Liberty Media undertaking, among other things (i) to vote in favor of the relevant scheme of arrangement; (ii) to vote in favor of the shareholders’ resolution necessary to complete the Financial Restructuring and the shareholders’ resolutions necessary to authorize the shareholders’ voluntary liquidation of Telewest; (iii) not to take certain actions that could prejudice the successful completion of the Financial Restructuring; (iv) not to sell any notes, debentures or shares except to a person who also enters into a written undertaking to be bound by the terms of the voting agreement; (v) to grant Telewest the required consent under the relationship agreement; and (vi) to terminate the relationship agreement with Telewest. The voting agreement provides that the undertakings of Liberty Media shall terminate (unless waived by Liberty Media) if, among other things, (i) the Telewest and Telewest Jersey schemes of arrangement fail to become effective by the later of 90 days after the date of the commitment letter (described below) or 60 days after the date of any vote by creditors to approve the Telewest scheme of arrangement and the Telewest Jersey schemes of arrangement, subject to that vote occurring on or before 75 days after the date of the commitment letter; (ii) Telewest, or any administrator appointed in respect of Telewest, or Telewest Jersey either withdraws the Telewest scheme of arrangement or the Telewest Jersey schemes of arrangement or does not confirm upon request its intention to continue with and recommend the Financial Restructuring; or (iii) there has been a material change to the Telewest scheme of arrangement, the Telewest Jersey schemes of arrangement, or the proposed amended senior secured credit facility. In addition, the termination, or a material change, by a noteholder, IDT or Liberty Media of its obligations under its voting agreement shall give each noteholder, IDT and Liberty Media (except any of them that has already terminated its obligations under its voting agreement or materially changed its voting agreement, as appropriate) the right, in certain circumstances, to elect to terminate its obligations under its voting agreement. The voting agreement supersedes the terms of a term sheet entered into by the Consenting Noteholders (as defined above), except with respect to, among other things, (i) the review of New Telewest’s management practices and team, (ii) the due diligence reviews of Telewest and New Telewest by certain of the Consenting Noteholders, and (iii) the payment of fees and expenses of the Consenting Noteholders incurred in connection with the Financial Restructuring.

The voting agreement also contains a covenant that New Telewest will not take certain actions in respect of a number of companies in the Telewest group that may cause Liberty Media to breach a US ‘gain recognition’ agreement and therefore become liable to taxation in the US;

(iii)	A termination agreement dated April 28, 2004 between Telewest and Liberty Media International Holdings LLC providing for the termination of the relationship agreement between the parties, conditional upon the Telewest scheme becoming effective;

(iv)	On March 16, 2001, Telewest Communications Networks Limited, referred to herein as TCN, and Telewest Finance Corporation, as borrowers, and certain subsidiaries and associated partnerships of TCN entered into the existing senior secured credit facility. The credit facilities contemplated under the existing senior secured credit facility totalled £2,250 million, comprising £2,000 million of term credit, revolving credit and ancillary credit facilities made available by a syndicate of banks and financial institutions and a term credit facility of up to the US dollar equivalent of £250 million to be made available by institutional investors that acceded to the existing senior secured credit facility on or after the date of its execution. The proceeds of the facilities were used in part to prepay the indebtedness outstanding under the loan agreement entered into by TCN dated May 17, 1999 and the loan agreement entered into by Flextech dated January 25, 2000 (as amended and restated on April 11, 2000) and thereafter to finance general corporate purposes and working capital requirements of TCN and all its subsidiaries, subsidiary undertakings and associated partnerships from time to time.

On October 17, 2001, Telewest announced that GE Capital Structured Finance Group Limited, an affiliate of GE Capital, had agreed to make available £125 million as part of the additional £250 million institutional investor facility. In addition, on March 12, 2002, Telewest announced that Newcourt Capital (UK) Ltd., a subsidiary of CIT Group Inc., had agreed to make available a further £20 million of institutional funding as part of the £250 million institutional investor facility.

Indebtedness under the existing senior secured credit facility is secured by the assets of TCN and certain of its subsidiaries and associated partnerships, including security interests over partnership interests and shares of subsidiaries. The credit facilities (other than the institutional investor facilities) bear interest at a rate determined by reference to LIBOR plus a margin of between 0.5% and 2.00% per annum (depending on the ratio of indebtedness of TCN and its subsidiaries to quarterly annualized consolidated net operating cash flow of TCN and its subsidiaries from time to time). The institutional investor facilities bear interest at a rate determined by reference to LIBOR plus a margin of up to 4.00%. The terms of the existing senior secured credit facility require compliance by TCN and certain of its subsidiaries and associated partnerships with the financial and other covenants (including restrictions on the making of disposals, incurrence of indebtedness and acquisitions) in the existing senior secured credit facility. Failure to comply with those covenants could result in all amounts outstanding thereunder becoming immediately due and payable;

(v)	A voting agreement dated April 28, 2004 between Telewest, Telewest Jersey and IDT Corporation in connection with the Financial Restructuring pursuant to which Telewest and Telewest Jersey undertake to take all acts reasonably necessary to effect the Financial Restructuring in consideration for IDT undertaking, among other things (i) to vote in favor of the shareholders’ resolution necessary to complete the Financial Restructuring and the shareholders’ resolutions necessary to authorize the shareholders’ voluntary liquidation of Telewest; (ii) not to take certain actions that could prejudice the successful completion of the Financial Restructuring; and (iii) not to sell any shares except to a person who enters into a written undertaking to be bound by the terms of the voting agreement. The voting agreement provides that the undertakings of IDT shall terminate (unless waived by IDT) if, among other things, (i) the Telewest and Telewest Jersey schemes of arrangement fail to become effective by the later of 90 days after the date of the commitment letter (described below) or 60 days after the date of any vote by creditors to approve the Telewest scheme of arrangement and the Telewest Jersey schemes of arrangement, subject to that vote occurring on or before 75 days after the date of the commitment letter; (ii) Telewest, or any administrator appointed in respect of Telewest, or Telewest Jersey either withdraws the Telewest scheme of arrangement or the Telewest Jersey schemes of arrangement or does not confirm upon request its intention to continue with and recommend the Financial Restructuring; or (iii) there has been a material change to the Telewest scheme, the Telewest Jersey schemes, or the proposed amended senior secured credit facility. In addition, the termination, or a material change, by a noteholder, IDT or Liberty Media of its obligations under its voting agreement shall give each noteholder, IDT and Liberty Media (except any of them that has already terminated its obligations under its voting agreement or materially changed its voting agreement, as appropriate) the right, in certain circumstances, to elect to terminate its obligations under its voting agreement. The voting agreement supersedes the terms of a term sheet entered into by the Consenting Noteholders (as defined above), except with respect to, among other things, (i) the review of New Telewest’s management practices and team, (ii) the due diligence reviews of Telewest and New Telewest by certain of the Consenting Noteholders, and (iii) the payment of fees and expenses of the Consenting Noteholders incurred in connection with the Financial Restructuring;

(vi)

A commitment letter (subject to conditions) dated April 28, 2004 between New Telewest, Telewest UK, Telewest, TCN and the Senior Lenders setting out the terms and conditions on which the Senior Lenders confirm that they are prepared to make available to TCN the proposed amended senior secured credit facility, subject to the execution of the amended senior secured credit facility, pursuant to which Telewest and TCN undertake that, among other things (i) TCN will not make any further drawings under the existing senior secured credit facility; (ii) Telewest and TCN will not make, or fund the making of, any payments in respect of principal or cash interest that is owing, or may become owing, in respect of the notes and debentures of Telewest and Telewest Jersey; (iii) neither TCN nor any of its subsidiaries will make payments restricted under the existing senior secured credit facility; (iv) within five business days of the signing of the commitment letter, Telewest will repay to TCN the sum of £41 million (together with accrued interest) held in trust for repayment to TCN pursuant to the terms of the trust deed dated October 1, 2002, which repayment would result in the amount being subject to the senior lenders’ security interest; and (v) Telewest will use reasonable endeavors to procure the termination of the relationship agreement by Media One and Microsoft and a release of their accrued rights under that agreement. The commitment letter provides that the Senior Lenders holding at least two-thirds in value of the total commitments may terminate the Senior Lenders’ obligations under the commitment letter to provide the facilities under the terms of the proposed amended senior secured credit facility upon notice to Telewest and TCN of the occurrence of one or more events, including, among others, (i) the Telewest and Telewest Jersey schemes of arrangement failing to become effective on or before the latter of 90 days after the execution of the commitment letter or 60 days after the date of any vote by creditors to approve the Telewest scheme of arrangement and the Telewest Jersey schemes of arrangement, subject to such vote occurring on or before 75 days after the execution of the commitment letter; (ii) Telewest withdrawing the Telewest scheme of arrangement or Telewest Jersey withdrawing the Telewest Jersey schemes of arrangement, or indicates in writing its intention to do so or states publicly that it will not support the Financial Restructuring, or not confirming to certain senior lenders within 48 hours of a request that it is its intention to continue with and recommend the Financial Restructuring or there is, in the opinion of the Senior Lenders holding two-thirds of the value of the total commitments, a material change in the terms of the Telewest scheme of arrangement or Telewest Jersey schemes of arrangement; or (iii) any event occurs which, in the opinion of the Senior Lenders holding at least two-thirds of the value of the total commitments, has a material adverse change to the business plan of Telewest or a material adverse change to the assets, liabilities, business or prospects of Telewest or affects the ability of TCN and its subsidiaries, Telewest, New Telewest or Telewest UK to perform all or any of their respective material obligations under the proposed amended senior secured credit facility and related documents;

(vii)	Swap settlement agreements dated April 28, 2004 between Telewest, TCN and each of The Royal Bank of Scotland, JP Morgan, The Bank of New York and Crédit Agricole Indosuez pursuant to which all of the outstanding liabilities under the existing swap agreements will be discharged on the date that the Telewest scheme of arrangement becomes effective in consideration for TCN entering into a £1 billion notional amount fixed-for-floating interest rate swap for a period of three years, set at a 90 basis point premium over a market-based swap rate. In addition, the swap counterparties have agreed not to bring any legal action against Telewest in relation to the existing swap agreements;

(viii)	A waiver agreement (subject to conditions) dated April 28, 2004 between Telewest, TCN, Royal Bank Leasing Limited for itself and as agent for W. & G. Lease Finance Limited and Lombard Corporate Finance (June 2) Limited and Royal Bank of Scotland (Industrial Leasing) Limited (together RB Leasing), pursuant to which RB Leasing waives the breaches of terms of certain leases including those that have arisen, or that may arise as a result of the Financial Restructuring in consideration for Telewest agreeing to, among other things (i) a reduced term in respect of the leases with TCN; (ii) an increase in the margin on the leases; (iii) the amendment of the rental profile on each lease to include a balloon rental to fully amortize RB Leasing’s investment in each lease; (iv) the payment of a default waiver fee of 1.50%, or approximately £471,000, on the capital amount outstanding on all of the leases as at March 31, 2004; (v) the payment by TCN of a supplementary rental in an amount of approximately £529,000 on September 30, 2006 in respect of the leases; and (vi) the payment of any swap breakage costs which may arise in 2006 following the revised maturity of the leases with TCN;

(ix)	A litigation release agreement dated April 28, 2004 between Telewest, certain of its present and former officers, directors and affiliates (including Liberty Media and IDT) and a group of plaintiffs consisting of Eximius Capital Funding, Ltd., Angelo Gordon & Co., L.P., Oaktree Capital Management, LLC, Capital Research and Management Company, Goldentree Asset Management, LP, W.R. Huff CM, L.L.C., WRH High Yield Partners, L.P., and Qwest Occupational Health Trust pursuant to which, conditional upon the Telewest scheme of arrangement becoming effective, claims made by one or more of the plaintiffs in actions in the United States against Telewest, its directors and certain former officers and a Liberty Media affiliate are settled, the parties covenant not to sue each other, and to fully, finally and forever release each other, with respect to any and all claims arising out of, relating to, or in connection with Telewest or any of its shares, debentures or derivative agreements;

(x)	The Term Sheet dated September 12, 2003 among Telewest, Telewest Jersey, W.R. Huff Asset Management Co., L.L.C., the members of the Bondholder Committee, Liberty Media and IDT relating to the terms of the Financial Restructuring. The various voting agreements supersede the term sheet, except with respect to, among other things, (i) the review of New Telewest’s management practices and team, (ii) the due diligence reviews of Telewest and New Telewest by certain of the Consenting Noteholders, and (iii) the payment of fees and expenses of the Consenting Noteholders incurred in connection with the Financial Restructuring; and

(xi)

On November 25, 2003, Telewest entered into a letter agreement with New Telewest pursuant to which it agreed, through the effective date of the Financial Restructuring, to contribute or otherwise supply sufficient funds to New Telewest to enable it to meet any claims (including, without limitation, claims for reimbursement of expenses) to indemnify its directors and officers under its certificate of incorporation and by-laws and under any contractual agreement with such directors and executive officers disclosed in, or contemplated by the transactions described in, this shareholders’ circular and prospectus.

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

Taxation of Dividends

Subject to the discussion of the passive foreign investment company, or PFIC, rules below, a US Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares (including UK withholding tax, if any), on the date the distribution is received (which, in the case of ADSs, will be the date of receipt by the Depositary) to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for US federal income tax purposes. Distributions in excess of these earnings and profits will be applied against and will reduce the US Holder’s basis in the Ordinary Shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of Ordinary Shares. Dividends will not be eligible for the dividends-received deduction generally available to US corporations. Dividends paid after May 5, 2003 and prior to 2009 to non-corporate US Holders who meet certain eligibility requirements (including holding period requirements) qualify for a reduced rate of taxation of 15% or lower if (a) our Ordinary Shares or ADSs are tradable on an established securities market in the United States, or (b) we qualify for benefits under the New Income Tax Convention. Our ADSs are traded on NASDAQ. So long as our ADSs are traded on NASDAQ, dividends paid with respect to our ADSs should qualify for the reduced rate. We will qualify for benefits under the New Income Tax Convention provided our Ordinary Shares are actively traded in the United Kingdom. If our Ordinary Shares are actively traded in the United Kingdom, our dividends paid with respect to our Ordinary Shares and our ADSs should qualify for the reduced rates. However, a US Holder would not be entitled to the reduced rate unless the holder satisfies certain eligibility requirements. In particular, a US Holder will not be entitled to the reduced rate: (a) if the US Holder has not held the Ordinary Shares or ADSs for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date; or (b) to the extent the US Holder is under an obligation to make related payments on substantially similar or related property. Any days during which a US Holder has diminished its risk of loss on the Ordinary Shares or ADSs are not counted towards meeting the 61-day holding period required by the statute. Our dividends paid with respect to Ordinary Shares and ADSs will not qualify for the reduced rate if we are a PFIC. US Holders should consult their own tax advisors on the eligibility of any dividends paid by us for reduced rates of taxation. Our dividends generally will be foreign source passive income for US foreign tax credit purposes.

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

If the ADSs or Ordinary Shares are publicly traded, a disposition of such ADSs or Ordinary Shares will be considered to occur on the “trade date,” regardless of the US Holder’s method of accounting. A US Holder that uses the cash method of accounting calculates the US dollar value of the proceeds received on the sale as of the date that the sale settles. However, a US Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date” and, therefore, may realize foreign currency gain or loss, unless such US Holder has elected to use the settlement date to determine its proceeds of sale for purposes of calculating such foreign currency gain or loss. In addition, a US Holder that receives foreign currency upon the sale or exchange of the ADSs or Ordinary Shares and converts the foreign currency into US dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the US dollar. Foreign exchange gain or loss which will generally be US source ordinary income or loss.

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

Tax Consequences if We are a Passive Foreign Investment Company

We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, US or foreign, in which we are considered to own 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our gross assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any company, US or foreign, in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. Passive income includes amounts derived by reason of the temporary investment of funds raised in our public offerings. A US Holder would be required to complete IRS Form 8621 with the US Holder’s US federal income tax return each year, if we were a PFIC. If we were a PFIC, and a US Holder did not make an election to treat us as a “qualified electing fund” (as described below):

•	Excess distributions by us to a US Holder would be taxed in a special way. “Excess distributions” are amounts received by a US Holder with respect to our securities in any taxable year that exceed 125% of the average distributions received by that Holder from us during the three preceding taxable years or, if shorter, such US Holder’s holding period. Excess distributions must be: (i) allocated ratably over the US Holder’s holding period, (ii) the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and (iii) the amount allocated to other taxable years would be taxed at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax imposed to recover the deemed benefit from the deferred payment of the tax attributable to each such year.

•	The entire amount of gain that was realized by a US Holder upon the sale or other disposition of Ordinary Shares or ADSs will also be treated as an excess distribution and will be subject to tax as described above.

•	A US Holder’s tax basis in our shares that were acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but would instead be equal to the decedent’s basis, if lower.

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

We believe that we were not a PFIC in 2003 and that we will not be a PFIC in 2004. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, we cannot assure you that we will not become a PFIC. If we determine that we have become a PFIC, we will notify US Holders and provide them with the information necessary to comply with the QEF rules. A US Holder who holds Ordinary Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for a US Holder who made certain elections. US Holders are urged to consult their own tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our Ordinary Shares and ADSs in the event that we qualify as a PFIC.

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

I.    Subsidiary information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

The principal market risks to which Telewest was exposed during the year ended December 31, 2003 were:

•	interest rate changes on variable-rate, long-term bank debt; and

•	foreign exchange rate changes, generating translation and transaction gains and losses on its US dollar-denominated notes and debentures.

After the Financial Restructuring, New Telewest expects that its exposure to foreign exchange rate changes will be substantially eliminated as a result of the cancellation of all of Telewest’s US-dollar denominated notes and debentures.

From time to time Telewest uses derivative financial instruments solely to reduce its exposure to these market risks, and it does not enter into these instruments for trading or speculative purposes.

In the year ended December 31, 2002, Telewest terminated foreign currency derivative contracts as described below. Notwithstanding that Telewest intends to cancel all of its outstanding notes and debentures as part of the Financial Restructuring, until and unless that restructuring occurs, this will increase Telewest’s exposure to foreign exchange fluctuations in respect of the principal and interest on debt securities no longer hedged. Telewest may also increase its exposure to variable interest rates, if it does not renew hedging arrangements as they come due (see below).

Interest Rate Risk

Telewest’s outstanding long-term bank debt consists entirely of the existing senior secured credit facility entered into by TCN. This credit facility is denominated in pounds sterling and bears interest at variable rates. Telewest seeks to reduce its exposure to adverse interest rate fluctuations on borrowings under the existing senior secured credit facility principally through interest rate swaps entered into by TCN. Telewest’s existing interest rate swaps provide for payments by it at a fixed rate of interest (ranging from 5.475% to 7.175%) and the receipt of payments based on a variable rate of interest. The swaps have maturities ranging from March 31, 2004 to March 31, 2005. The aggregate amount outstanding under the existing senior secured credit facility at December 31, 2003 was £2.0 billion and the aggregate notional principal amount of the hedging arrangements was £600 million, leaving an unhedged amount of £1.4 billion at December 31, 2003. As part of the Financial Restructuring, it is anticipated that TCN will enter into a new £1.0 billion fixed-for-floating interest rate swap with a three-year maturity.

Based on Telewest’s consolidated variable rate debt outstanding at December 31, 2003 after taking into account its derivative instruments, Telewest estimates that a one-percentage point change in interest rates would have an approximately £14 million impact on its annual net interest expense.

Foreign Currency Exchange Risk

Telewest has historically held derivative financial instruments solely to hedge specific risks and has not held these instruments for trading purposes. The derivatives were held to hedge against the variability in cash flows arising from the effect of fluctuations in the pound sterling/US dollar exchange rate on Telewest’s future interest payments and principal payments under its US dollar-denominated notes and debentures. Telewest used forward foreign currency contracts or cross-currency swaps to fix the pound sterling amount of future US dollar cash outflows for interest payments and principal repayments up to their first call dates or other dates where it could, at its option, redeem the instruments before maturity.

Until completion of the Financial Restructuring, Telewest’s results may be materially influenced by future exchange rate movements now that it has largely discontinued the use of hedge accounting, since those derivative financial instruments would be considered speculative for accounting purposes and would be marked to their market value with changes being included immediately in earnings, whereas the underlying liabilities would be retranslated at the spot rate of exchange. Cancellation or redemption of the derivative financial instruments has increased Telewest’s exposure to foreign currency exchange rate risk on its US dollar-denominated notes and debentures. As a result of the Financial Restructuring, all of Telewest’s US dollar-denominated notes and the debentures will be cancelled and New Telewest will have no outstanding US dollar-denominated indebtedness.

In March 2002, Telewest terminated certain US dollar/pound sterling exchange rate hedging arrangements with a nominal amount of $999 million (£688 million); termination of these arrangements netted a £74 million cash inflow to Telewest. A further £30 million cash inflow was realized by Telewest in May 2002 through the termination of additional foreign exchange rate hedging arrangements with a nominal amount of $367 million (£253 million). On April 2, 2002, $560 million (£390 million) of hedging arrangements matured and were replaced with $350 million (£246 million) of forward foreign exchange contracts. In the three-month period ended September 30, 2002, Telewest terminated all of its remaining hedging arrangements with a nominal value of $2.3 billion (approximately £1.5 billion). Contracts with a nominal value of $1.0 billion were settled in cash, resulting in an outflow of £28 million. The remaining contracts have a nominal value of $1.3 billion and are expected to be settled as part of the Financial Restructuring.

Quantitative Disclosure of Market Risk

The analysis below presents the sensitivity of the market value, or fair value, of Telewest’s financial instruments to selected changes in market rates and prices. The changes chosen represent Telewest’s view of changes that are reasonably possible over a one-year period. The estimated fair value of the hedging instruments identified below are based on quotations received from independent, third-party financial institutions and represent the net amount receivable or payable to terminate the position, taking into consideration market rates as of the measuring date and counterparty credit risk. The estimated fair value of the US dollar-denominated, fixed-rate, long-term debt is also based on market quotations obtained from independent third-party financial institutions.

The hypothetical changes in the fair value of hedging instruments are estimated, based on the same methodology used by the third-party financial institutions to calculate the fair value of the original instruments, keeping all variables constant except that the relevant interest rate or exchange rate, as the case may be, has been adjusted to reflect the hypothetical change. Fair value estimates by their nature are subjective and involve uncertainties and matters of significant judgment and therefore cannot be determined precisely. Fair value of debt is the market value of bonds and bank debt, which can change according to market conditions and company-specific performance.

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

Interest Rate Risk

The sensitivity analysis below presents the hypothetical change in fair value based on an immediate one-percentage point (100 basis points) increase in interest rates across all maturities (excluding accrued bond interest):

	December 31, 2002		December 31, 2003
	Fair value £m	Hypothetical Change in Fair value £m	Fair value £m	Hypothetical Change in Fair value £m
Interest rate swaps	(34)	10	(12)	4
Fixed rate debt	(777)	(17)	(2,092)	(59)

Foreign Currency Exchange Rate Risk

The sensitivity analysis below presents the hypothetical change in fair value based on an immediate 10% decrease in the US dollar to pound sterling exchange rate.

	December 31, 2002		December 31, 2003
	Fair value £m	Hypothetical Change in Fair value £m	Fair value £m	Hypothetical Change in Fair value £m
US dollar-denominated long-term debt	(559)	(62)	(1,526)	(170)
Foreign currency swap	*	*	*	*
Foreign exchange forward contracts	(33)	*	(33)	*

*	No longer applicable

The hypothetical change in fair value for the US dollar-denominated long-term debt is calculated by re-translating to pounds sterling the US dollar-denominated long-term debt (excluding accrued bond interest) at a rate 10% below the US dollar/pound sterling exchange rate prevailing at the relevant period end.

The fair value of the foreign exchange forward contracts of £33 million represents the amounts due as a result of the settlement of the contracts unwound but not yet paid. This is a fixed cost and will not vary with movements in exchange rates.

Recent Developments

On September 12, 2003, Telewest executed a term sheet with certain shareholders and holders of significant amounts of Telewest’s outstanding notes and debentures that collectively held more than 41% of Telewest’s outstanding share capital and over 60% in principal amount of Telewest’s outstanding notes and debentures. The term sheet contemplated completion of the Financial Restructuring substantially on the terms described in the forepart of this Annual Report.

On April 28, 2004, Telewest entered into voting agreements with affiliates of Liberty Media Corporation and IDT Corporation that collectively held over 48% of Telewest’s outstanding share capital. Also on April 28, 2004, Telewest entered into voting agreements with parties holding over 60% in principal amount of Telewest’s outstanding notes and debentures. The various voting agreements provide that the parties thereto will vote in favor of the shareholder and/or bondholder resolutions necessary to approve the Financial Restructuring.

Also on April 28, 2004, Telewest entered into a commitment letter with its Senior Lenders setting out the terms and conditions on which the Senior Lenders confirm that they are prepared to make available to TCN the proposed amended senior secured credit facility.

On or about April 30, 2004, Telewest mailed to its shareholders a shareholders’ circular and prospectus explaining the Financial Restructuring and soliciting the votes of shareholders on the resolutions necessary to approve the Financial Restructuring. A meeting of shareholders to vote on the resolution is scheduled for May 21, 2004.

Also on or about April 30, 2004, Telewest mailed to the holders of its outstanding notes and debentures an Explanatory Statement explaining the Financial Restructuring and soliciting the votes of such holders on the resolutions necessary to approve the Financial Restructuring. Meetings of such creditors to vote on the matters necessary to approve the Financial Restructuring are scheduled for June 1, 2004.

The voting agreements, commitment letter and shareholder meeting are described in greater detail in Telewest’s registration statement and related shareholders’ circular and prospectus, dated April 28, 2004, and first mailed to shareholders on or about April 30, 2004.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Telewest is currently in default of all of its series of bonds for failure to pay interest when due. In addition, Telewest’s wholly owned subsidiary Telewest Finance (Jersey) Limited, is currently in default under its bonds. Set forth below is a chart indicating the indebtedness, the amount of the default and the total arrearage as of the date of this Annual Report. Each of the defaults is a result of failure to pay interest when due.

Indebtedness	Amount of default	Total Arrearage
	(in millions)
Telewest’s Senior Secured Credit Facility	£0	£2,000.0
5% Accreting Notes due 2003*	£293.6	£293.6
Telewest Jersey—6% Senior Convertible Notes due 2005 (guaranteed by Telewest)	$56.7	$556.7
9 5/8% Senior Debentures due 2006	$65.9	$365.9
5¼% Senior Convertible Notes due 2007	£27.6	£327.1
11% Senior Discount Debentures due 2007	$389.2	$1,926.3
11¼% Senior Notes due 2008	$85.5	$435.5
9 7/8% Senior Discount Notes due 2009	£1.3	£326.3
9¼% Senior Discount Notes due 2009	$1.9	$501.9
9 7/8% Senior Notes due 2010	£33.1	£213.1
9 7/8% Senior Notes due 2010	$64.3	$414.3
11 3/8% Senior Discount Notes due 2010	$0	$414.3

*	Not paid at maturity

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), Telewest carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2003, being the end of the period covered by this Annual Report. This evaluation was carried out under the supervision and with the participation of Telewest’s Acting Chief Executive Officer, Barry R. Elson and Group Finance Director Neil Smith. Based upon that evaluation, the Acting Chief Executive Officer and Group Finance Director concluded Telewest’s disclosure controls and procedures are effective in timely alerting management to material information relating to Telewest required to be included in its periodic filings with the U.S. Securities and Exchange Commission.

Disclosure controls and procedures are controls and other procedures designed to ensure that information required to be disclosed in Telewest’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Telewest’s reports filed under the Exchange Act is accumulated and communicated to management, including Telewest’s Acting Chief Executive Officer and Group Finance Director, to allow timely decisions regarding required disclosure.

During the year ended December 31, 2003, there were no changes in Telewest’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, Telewest’s internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Following completion of the Financial Restructuring Telewest Global, Inc. will become the new holding Company for the Telewest group of companies and Telewest is expected to be liquidated. As a result, Telewest’s board of directors has not made any determination with respect to the existence of a “financial expert” on the audit committee. For a description of Telewest’s audit committee during the period covered by this Annual Report, see “Item 6.C.—Board Practices—Board Powers, Composition and Term of Office—Committees.”

It is anticipated that Telewest Global, Inc. will have one or more “financial experts” on the audit committee of its board of directors.

ITEM 16B. CODE OF ETHICS

In light of the Financial Restructuring and the anticipated liquidation of Telewest, Telewest has not adopted a “code of ethics” as that term is used for purposes of Form 20-F. Telewest Global, Inc., which will become the new holding company for the Telewest group of companies, is expected to adopt and make public a code of ethics in accordance with the rules promulgated by the SEC relating to US companies.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Details of the aggregate fees billed for each of the last two fiscal years for professional services rendered by Telewest’s independent auditors, KPMG Audit Plc, for the audit of Telewest’s consolidated annual financial statements are set out below:

	2003 £ million	2002 £ million
Audit Fees	1.1	1.1
Audit-Related fees[1]	1.0	1.1
Tax Fees[2]	0.8	0.2

Total	2.9	2.4

[1]	Audit-Related fees primarily relate to services rendered in respect of the Financial Restructuring.

[2]	Tax fees comprise compliance services and technical advice associated with relevant UK and international laws and regulations and, in particular, in the context of assessing the potential implications of the Financial Restructuring.

The audit committee has established a policy concerning the provision of non-audit services by the auditors and all of the services provided in the year were engaged in accordance with this policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this Annual Report, beginning on page F-2.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed on the index of exhibits below.

Exhibit Index

1.1	Memorandum of Association of the Company. (Incorporated by reference to the Company’s Registration Statement on Form 8-B, filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

1.2	Amended and Restated Articles of Association of the Company. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)

2.1	Senior Debenture Indenture, dated as of October 3, 1995, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

2.2	Senior Discount Debenture Indenture, dated as of October 3, 1995, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

2.3	Form of Senior Debenture (included in Exhibit 2.1).

2.4	Form of Senior Discount Debenture (included in Exhibit 2.2).

2.5	Deposit Agreement, dated as of October 3, 1995, between the Company and The Bank of New York, as Book-Entry Depositary. (Incorporated by reference to the Company’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

2.6	Indenture, dated as of November 9, 1998, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

2.7	Form of Senior Note (included in Exhibit 2.6).

2.8	Deposit Agreement between the Company and The Bank of New York, as Book-Entry Depositary, dated as of November 9, 1998. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

2.9	Registration Rights Agreement, dated November 9, 1998, among the Company, Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated and TD Securities (USA) Inc. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

2.10	Indenture, dated as of February 19, 1999, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

2.11	Form of Senior Convertible Note (included in Exhibit 2.10).

2.12	Deposit and Custody Agreement among the Company, Citibank (Channel Islands) Limited, as Book-Entry Depositary, Citibank, N.A., Brussels Branch, as Note Custodian, and The Bank of New York, as Trustee, dated February 19, 1999. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

2.13	Indenture, dated as of April 15, 1999, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company’s Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)

2.14	Form of Senior Discount Note (included in Exhibit 2.13).

2.15	Dollar Deposit Agreement between the Company and The Bank of New York, as Book-Entry Depositary, dated as of April 15, 1999. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 13, 2000 (Registration No. 333-11630).)

2.16	Sterling Deposit Agreement among the Company, The Bank of New York Trust Company (Cayman) Ltd., as Book-Entry Depositary, and The Bank of New York, as Note Custodian, dated as of April 15, 1999. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 13, 2000 (Registration No. 333-11630).)

2.17	Registration Rights Agreement, dated April 15, 1999, among the Company, Donaldson, Lufkin & Jenrette International, CIBC Wood Gundy plc, Chase Manhattan International Limited and Salomon Brothers International Limited. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 13, 2000 (Registration No. 333-11630).)

2.18	Loan Agreement by and among Telewest Communications Networks Limited and certain of the Company’s subsidiaries and associated partnerships, as borrower, The Bank of New York, CIBC World Markets plc, Chase Manhattan plc and Toronto-Dominion Bank Europe, Limited, as lead arrangers, the banks and financial institutions listed therein and CIBC Markets World Markets plc as agent and security trustee, dated as of May 17, 1999. (Incorporated by reference to the Company’s Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)

2.19	Indenture, dated January 25, 2000, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002)

2.20	Form of Senior Discount Note (included in Exhibit 2.19).

2.21	Form of Senior Note (included in Exhibit 2.19).

2.22	Dollar Deposit Agreement, dated as of January 25, 2000, among the Company, The Bank of New York, as book-entry depositary, The Bank of New York, as trustee, and the holders and beneficial owners of certificateless depositary interests. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on September 1, 2000 (Registration No. 333-12462).)

2.23	Sterling Deposit Agreement, dated as of January 25, 2000, among the Company, The Bank of New York Trust Company (Cayman) Limited, as book-entry depositary, The Bank of New York, as note custodian, The Bank of New York, as Trustee, and the holders and beneficial owners of certificated depositary interests. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on September 1, 2000 (Registration No. 333-12462).)

2.24	Registration Rights Agreement, dated January 25, 2000, among the Company, Donaldson, Lufkin & Jenrette International, Bank of America International Limited, Deutsche Bank AG London and Salomon Brothers International Limited. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on September 1, 2000 (Registration No. 333-12462).)

2.25	Indenture, dated July 7, 2000, among the Company, Telewest Finance (Jersey) Limited and The Bank of New York, as Trustee. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002)

2.26	Form of Senior Convertible Note (included in Exhibit 2.25).

2.27	Loan Agreement, dated March 16, 2001, for Credit Facilities of £2,000,000,000 together with an Institutional Facility of up to £250,000,000, among Telewest Communications Networks Limited and the parties named therein. (Incorporated by reference to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on May 24, 2002.)

2.28	Letter Amendment, dated January 2, 2002, from CIBC World Markets to Telewest Communications Networks Limited amending the Loan Agreement referred to in Exhibit 2.27. (Incorporated by reference to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on May 24, 2002.)

2.29	Form of Supplemental Deed relating to the Loan Agreement, dated March 16, 2001, for Credit Facilities of £2,030,000,000 together with an Institutional Facility of up to £125,000,000, among Telewest Communications Networks Limited and the parties named therein (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

2.30	Form of Loan Agreement for Credit Facilities of £2,030,000,000 together with an Institutional Facility of up to £125,000,000, among Telewest Communications Networks Limited and the parties named therein (Incorporated by reference to Telewest Global, Inc’s Registration Statement on
Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

2.31	Form of Commitment Letter from CIBC World Markets plc to Telewest Communications Networks Limited, Telewest Communications plc, Telewest Global, Inc. and Telewest UK Limited relating to the Supplemental Deed referred to in Exhibit 10.4 (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

2.32	5.00% Accreting Convertible Note due 2003 in the initial principal amount of £220,000,000 issued on November 1, 2000 to Deutsche Telekom AG. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

2.33	5.00% Accreting Convertible Note due 2003 in the initial principal amount of £30,000,000 issued on January 15, 2001 to Deutsche Telekom AG. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

2.34	5.00% Accreting Convertible Note due 2003 in the initial principal amount of £3,500,000 issued on April 2, 2001 to Deutsche Telekom AG. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

Note: No long-term debt instrument issued by the Company (other than as set forth above) exceeds 10% of the consolidated total assets of the Company and its subsidiaries. In accordance with paragraph (b)4(iii) of Item 601 of Regulation S-K, the Company will furnish to the SEC upon request copies of long-term instruments and related agreements.

4.1	Relationship Agreement, dated as of November 22, 1994, by and among Old Telewest, certain subsidiaries of TCI, and certain subsidiaries of MediaOne as superseded by Exhibit 10.55. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.2	Registration Rights Agreement, dated October 3, 1995, among the Company, the TINTA Affiliate, the MediaOne Affiliates, the SBC Affiliates and the Cox Affiliate. (Incorporated by reference to the Company’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

4.3	Tax Deed, dated November 22, 1994, between TCI International Holdings, Inc., U S WEST Holdings and Old Telewest. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.4	Trademark License Agreement, effective as of November 22, 1994, between Old Telewest and U S WEST. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.5	Tradename Agreement, effective as of November 22, 1994, between Old Telewest, TCI and TCI/U S WEST Cable Communications Group (“TUCCI”). (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.6	Tax Deed, dated October 3, 1995, among the Company, the SBC Affiliates and the Cox Affiliate. (Incorporated by reference to the Company’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

4.7	Agreement, dated December 4, 1987, between United Cable Television Corporation on behalf of itself and United Artists Communications, Inc. and Trans-Global (UK) Limited. (Incorporated by reference to Old Telewest’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 29, 1994, as amended (Registration No. 33-78398).)

4.8	Agreement to License and Provide Consulting Services, effective as of November 22, 1994, between Old Telewest and TCI. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.9	Form of BT Interconnect Agreement, a copy of which was executed by BT and various of the Company’s affiliated entities. (Incorporated by reference to the Company’s 1997 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1997.)

4.10	Interconnection Agreement, dated July 15, 1994, between Mercury Communications Limited (“Mercury”) and United Artists Communications (Scotland) Limited. (Incorporated by reference to Old Telewest’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 29, 1994, as amended (Registration No. 33-78398).) (2)

4.11	Mercury Marketing and Operations Agreement, dated August 10, 1993, between Telewest CGL and Mercury. (Incorporated by reference to Old Telewest’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 29, 1994, as amended (Registration No. 33-78398).) (2)

4.12	Letter Agreement, dated August 23, 1995, between SBCC and Mercury. (Incorporated by reference to the Company’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.) (3)

4.13	General Purchasing Agreement, dated March 1, 1993, among Telewest CGL, various entities related to Telewest CGL, and Northern Telecom Europe Limited (the “General Purchasing Agreement”). (Incorporated by reference to Amendment No. 1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Securities and Exchange Commission on June 19, 1998.) (2)

4.14	Purchase Agreement, dated August 27, 1993, between Southwestern Bell International Holdings and GPT Limited. (Incorporated by reference to the Company’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.15	The Old Telewest Restricted Share Scheme. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.16	The Telewest 1995 Restricted Share Scheme. (Incorporated by reference to the Company’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.17	The Old Telewest Sharesave Scheme. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.18	The Telewest 1995 Sharesave Scheme. (Incorporated by reference to the Company’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.19	The Old Telewest Executive Share Option Scheme No. 1. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.20	The Telewest 1995 Executive Share Option Scheme No. 1. (Incorporated by reference to the Company’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.21	The Old Telewest Executive Share Option Scheme No. 2. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.22	The Telewest 1995 Executive Share Option Scheme No. 2. (Incorporated by reference to the Company’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.23	The Old Telewest Share Participation Scheme. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.24	The Telewest 1995 Share Participation Scheme. (Incorporated by reference to the Company’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.25	Amended and Restated Deposit Agreement, dated as of November 30, 1994 (as amended as of October 2, 1995), among the Company, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued thereunder. (Incorporated by reference to the Company’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

4.26	Form of American Depositary Receipt (included in Exhibit 4.25).

4.27	Amendments number 1 through 9 to the General Purchasing Agreement referred to in Exhibit 4.13. (Incorporated by reference to Amendment No. 1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Securities and Exchange Commission on June 19, 1998.) (3)

4.28	Employment Agreement, dated August 7, 1997, between Charles Burdick and Telewest CGL (Incorporated by reference to Telewest’s Annual Report on Form 10-K for the period ended December 31, 1997 filed with the Securities and Exchange Commission on March 31, 1998.)

4.29	Amended and Restated Relationship Agreement, dated as of June 26, 1998, by and among the Company, the MediaOne Affiliates, TINTA, the TINTA Affiliate, Cox, the Cox Affiliate, SBC International, Inc. and the SBC Affiliate. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

4.30	Form of Amendment No. 1 to the Registration Rights Agreement by and among the Company, the Liberty Media Affiliate, the MediaOne Affiliates, the SBC Affiliate, Southwestern Bell International Holdings (UK-2) Corporation, the Cox Affiliate, GUHL and Vivendi. (Incorporated by reference to the Company’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on June 29, 1998 (Registration No. 33-50201).)

4.31	Employment Agreement, dated September 21, 1998, between Anthony Illsley (former chief executive officer of the Company) and the Company, as amended on January 17, 2000. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)

4.32	Amended and Restated Relationship Agreement, dated as of May 21, 1999, by and among the Company, the MediaOne Affiliates, Liberty Media International and the Liberty Media International Affiliate. (Incorporated by reference to the Company’s 1998 Annual Report on Form 20-F as filed with the Securities and Exchange Commission on June 30, 1999.)

4.33	Form of draft Amended and Restated Relationship Agreement, by and among the Company, Microsoft, the MediaOne Affiliates and the Liberty Media Affiliate. (Incorporated by reference to the Company’s Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)

4.34	Form of Amendment No. 2 to the Registration Rights Agreement, by and among the Company, Microsoft, The MediaOne Affiliates and the Liberty Media Affiliate. (Incorporated by reference to the Company’s Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)

4.35	Agreement Relating to the Merger of Flextech and the Company, dated December 16, 1999, between the Company and Flextech. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)

4.36	Employment Agreement, dated December 1, 1999, between Anthony W.P. Stenham and the Company. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)

4.37	Form of Service Agreement between Mark Luiz and Flextech plc, as amended. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.38	Form of Service Agreement between Adam Singer and Flextech plc. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.39	Employment Agreement, dated October 21, 1998, between Stephen Cook and the Company. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.40	Form of the Telewest 2000 All Employee Share Scheme. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.41	Amendment Agreement Relating to the Revised New Relationship Agreement, dated as of May 18, 2001, between Microsoft, Liberty Media International, Inc., Liberty UK Holdings, Inc., Liberty UK, Inc. and the Company (Incorporated by reference to Amendment No. 3 to Statement on Schedule 13-D of Liberty Media filed with the Securities and Exchange Commission on November 23, 2001.)

4.42	Appointment as Non-Executive Chairman of the Board of Directors of the Company, effective from December 1, 1999, as amended, between Anthony W.P. Stenham and the Company. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.43	Telewest Long Term Incentive Plan. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.44	Telewest Equity Participation Plan. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.45	Amendment to Service Agreement, dated October 14, 1998, between Charles Burdick and the Company. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.46	Form of Registration Rights Agreement among Telewest Global, Inc., and Holders listed on the Signature pages thereto (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.47	Rights Agreement, dated March 25, 2004, between Telewest Global, Inc. and The Bank of New York, a New York trust company (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.48	Term Sheet dated August 14, 2003 among Telewest Communications plc, Telewest Finance (Jersey) Limited, W.R. Huff Asset Management Co., L.L.C., the members of the Bondholder Committee, Liberty Media Corporation and IDT Corporation (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.49	Explanatory Statement relating to the Telewest Communications plc and Telewest Finance (Jersey) Limited Schemes of Arrangement (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.50	Telewest Communications plc Scheme of Arrangement (included in exhibit 10.49)

4.51	Telewest Finance (Jersey) Limited Scheme of Arrangement (included in exhibit 10.49)

4.52	Form of Transfer Agreement among Telewest Communications plc, Telewest Global, Inc. and Telewest UK Limited (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.53	Form of Noteholder Voting Agreement among Telewest Communications plc, Telewest Finance (Jersey) Limited and certain noteholders relating to the voting of notes in the schemes of arrangement (Incorporated by reference to Telewest Global, Inc’s Registration Statement on
Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.54	Form of Amendment and Release Agreement among Telewest Communications plc, Telewest Finance (Jersey) Limited and certain noteholders relating to the voting of notes in the schemes of arrangement (Incorporated by reference to Telewest Global, Inc’s Registration Statement on
Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.55	Form of Voting Agreement of Liberty Media relating to the voting of its ordinary shares and notes and termination of the Relationship Agreement (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on
April 28, 2004 (Registration No. 333-110815).)

4.56	Form of Termination Agreement among Liberty Media International Holdings LLC and Telewest Communications plc. (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.57	Form of Voting Agreement of IDT Corporation relating to the voting of its ordinary shares (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.58	Form of Escrow Agent Agreement among Telewest Communications plc, Telewest Finance (Jersey) Limited, The Bank of New York, Innisfree Incorporated and Telewest Global, Inc. (included in exhibit 10.33)

4.59	Form of Waiver and Agreement Letter among Telewest Communications plc, Telewest Communications Networks Limited and Royal Bank of Scotland (Industrial Leasing) Limited for itself and as agent for W. & G. Lease Finance Limited and W. & G. Equipment Leasing Limited (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.60	Form of Terms Letter among Telewest Communications plc, Telewest Communications Networks Limited, Royal Bank Leasing Limited and Royal Bank of Scotland (Industrial Leasing) Limited for itself and as agent for W. & G. Lease Finance Limited and W. & G. Equipment Leasing Limited (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.61	Form of Heads of Terms among JP Morgan Chase plc, Royal Bank of Scotland plc, Crédit Agricole Indosuez, The Bank of New York, Telewest Communications plc and Telewest Communications Networks Limited (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.62	Form of Settlement Deed among Crédit Agricole Indosuez, Telewest Communications plc and Telewest Communications Networks Limited (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on
April 28, 2004 (Registration No. 333-110815).)

4.63	Form of Settlement Deed among The Bank of New York, Telewest Communications plc and Telewest Communications Networks Limited (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on
April 28, 2004 (Registration No. 333-110815).)

4.64	Form of Settlement Deed among the Royal Bank of Scotland plc, Telewest Communications plc and Telewest Communications Networks Limited (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on
April 28, 2004 (Registration No. 333-110815).)

4.65	Form of Settlement Deed among the JP Morgan Chase Bank, Telewest Communications plc and Telewest Communications Networks Limited (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on
April 28, 2004 (Registration No. 333-110815).)

4.66	Form of Release Agreement, between Telewest Communications plc, certain of its officers, directors and affiliates (including Liberty Media and IDT) and Eximius Capital Funding, Ltd., Angelo Gordon & Co., L.P., Oaktree Capital Management LLC, Capital Research and Management Company, Goldentree Asset Management, LP, W.R. Huff CM, L.L.C., WRH High Yield Partners, L.P. and QWest Occupational Health Trust (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.67	Letter Agreement, dated February 18, 2004, between Charles Burdick and Telewest Communications plc (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.68	Letter Agreement, dated February 18, 2004, between Barry Elson and Telewest Global Inc. (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.69	Letter Agreement, dated February 13, 2004, between Barry Elson and Telewest Communications plc (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

7	Computation of deficiency of earnings to fixed charges. (1)

8	List of Subsidiaries of the Company. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

12.1	Certification pursuant to Rule 15d-14(a), as adopted by Section 302 of the Sarbanes-Oxley Act of 2002, signed by Barry R. Elson, Acting Chief Executive Officer.(1)

12.2	Certification pursuant to Rule 15d-14(a), as adopted by Section 302 of the Sarbanes-Oxley Act of 2002, signed by Neil Smith, Group Finance Director.(1)

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, signed by Barry R. Elson, Acting Chief Executive Officer.(1)

13.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, signed by Neil Smith, Group Finance Director.(1)

(1)	Filed herewith.
(2)	Portions of this agreement have been accorded confidential treatment by the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.
(3)	Portions of this agreement have been accorded confidential treatment by the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

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

May 18, 2004

Auditor’s Report

To the board of directors and shareholders of Telewest Communications plc

We have audited the accompanying consolidated balance sheets of Telewest Communications plc and subsidiaries (the Group) as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity/(deficit) and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements on pages F-3 to F-37 present fairly, in all material respects, the financial position of Telewest Communications plc and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in note 2 to the financial statements, the Group has suffered recurring losses, has a net shareholders’ deficit and is undergoing financial restructuring and this raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ KPMG Audit Plc

KPMG Audit Plc

Chartered Accountants

Registered Auditor

London, England

March 23, 2004

Consolidated Statements of Operations

years ended December 31

		2003		2002
		(Note 2)	2003	Restated	2001
	Notes	$ million	£ million	£ million	£ million

Revenue
Consumer Sales Division
Cable television		565	317	336	329
Consumer telephony		839	470	495	488
Internet and other		214	120	63	40

		1,618	907	894	857
Business Sales Division		496	278	283	268

Total Cable Segment		2,114	1,185	1,177	1,125
Content Segment		202	113	106	129

Total revenue		2,316	1,298	1,283	1,254

Operating costs and expenses
Cable programming expenses		(223)	(125)	(128)	(142)
Cable telephony expenses		(344)	(193)	(218)	(235)
Content segment expenses		(145)	(81)	(70)	(83)
Depreciation		(694)	(389)	(495)	(469)
Impairment of fixed assets		—	—	(841)	—

Cost of sales		(1,406)	(788)	(1,752)	(929)
Selling, general and administrative expenses		(874)	(490)	(526)	(497)
Amortization of goodwill		—	—	—	(183)
Impairment of goodwill		—	—	(1,445)	(766)

		(2,280)	(1,278)	(3,723)	(2,375)

Operating profit/(loss)		36	20	(2,440)	(1,121)
Other income/(expense)
Interest income (including £11 million, £12 million and £15 million in 2003, 2002 and 2001, respectively, from joint ventures and associates)	22	43	24	19	15
Interest expense (including amortization of debt discount)		(871)	(488)	(528)	(487)
Foreign exchange gains, net		478	268	213	—
Share of net profit/(losses) of affiliates and impairment		2	1	(118)	(216)
Other, net		14	8	36	(3)
Minority interests in losses of consolidated subsidiaries, net		—	—	1	1

Loss before income taxes		(298)	(167)	(2,817)	(1,811)
Income tax (charge)/benefit	17	(29)	(16)	28	70

Net loss		(327)	(183)	(2,789)	(1,741)

Basic and diluted loss per ordinary share		$(0.11)	£(0.06)	£(0.97)	£(0.60)
Weighted average number of ordinary shares outstanding (millions)		2,874	2,874	2,873	2,880

All income is derived from continuing operations.

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheets

years ended December 31

		2003		2002
		(Note 2)	2003	Restated
	Notes	$ million	£million	£million

Assets
Cash and cash equivalents		762	427	390
Secured cash deposits restricted for more than one year	21	23	13	12
Trade receivables (net of allowance for doubtful accounts of £13 million and £12 million)	12	203	114	120
Other receivables	9	69	39	68
Prepaid expenses		29	16	27

Total current assets		1,086	609	617
Investment in affiliates, accounted for under the equity method, and related receivables	10	646	362	376
Property and equipment (net of accumulated depreciation of £3,542 million and £3,196 million)	11	4,320	2,421	2,598
Goodwill (net of accumulated amortization of £2,593 million and £2,593 million)	6	798	447	447
Inventory	14	48	27	28
Other assets (net of accumulated amortization and write offs of £82 million and £76 million)	13	41	23	29

Total assets		6,939	3,889	4,095

Liabilities and shareholders’ funds
Accounts payable		175	98	110
Other liabilities	15	1,443	809	633
Debt repayable within one year	16	9,433	5,287	5,444
Capital lease obligations repayable within one year		159	89	77

Total current liabilities		11,210	6,283	6,264
Deferred tax	17	193	108	85
Debt repayable after more than one year	16	11	6	6
Capital lease obligations repayable after more than one year		91	51	127

Total liabilities		11,505	6,448	6,482

Minority interests		(2)	(1)	(1)

Shareholders’ (deficit)/equity
Ordinary shares, 10 pence par value; 4,300 million authorized; 2,874 million and 2,873 million issued in 2003 and 2002 respectively		512	287	287
Limited voting convertible ordinary shares, 10 pence par value; 300 million authorized; 82 million and 82 million outstanding in 2003 and 2002 respectively		14	8	8
Additional paid in capital		7,535	4,223	4,223
Accumulated deficit		(12,625)	(7,076)	(6,893)
Accumulated other comprehensive loss	20	—	—	(11)

Total shareholders’ deficit		(4,564)	(2,558)	(2,386)

Total liabilities and shareholders’ equity		6,939	3,889	4,095

Commitments and contingencies	21

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

years ended December 31

	2003		2002
	(Note 2)	2003	Restated	2001
	$ million	£ million	£ million	£ million

Cash flows from operating activities
Net loss	(327)	(183)	(2,789)	(1,741)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation	694	389	495	469
Impairment of fixed assets	—	—	841	—
Amortization of goodwill	—	—	—	183
Impairment of goodwill	—	—	1,445	766
Amortization and write off of deferred financing costs and issue discount on Senior Discount Debentures	166	93	114	99
Deferred tax charge/(credit)	41	23	(28)	(70)
Unrealized gains on foreign currency translation	(478)	(268)	(213)	(10)
Non-cash accrued share based compensation (credit)/cost	—	—	(1)	1
Share of net (profits)/losses of affiliates and impairment	(2)	(1)	(10)	216
(Profit)/loss on disposal of assets	(14)	(8)	92	4
Minority interests in losses of consolidated subsidiaries	—	—	—	(1)
Changes in operating assets and liabilities, net of effect of acquisition of subsidiaries
Change in receivables	50	28	19	25
Change in prepaid expenses	18	10	6	6
Change in accounts payable	(18)	(10)	17	3
Change in other liabilities	424	238	100	62
Change in other assets	(5)	(3)	15	1

Net cash provided by operating activities	549	308	103	13

Cash flows from investing activities
Cash paid for property and equipment	(406)	(228)	(448)	(548)
Cash paid for acquisition of subsidiaries, net of cash acquired	(2)	(1)	—	(6)
Additional investments in and loans to affiliates	—	—	—	(26)
Repayment of loans made to joint ventures, net	12	7	9	9
Proceeds from disposal of assets	—	—	1	2
Disposal of subsidiary undertaking, net of cash disposed	—	—	14	8
Disposal of associate undertaking, net of cash disposed	18	10	59	—

Net cash used in investing activities	(378)	(212)	(365)	(561)

Cash flows from financing activities
Proceeds from exercise of share options	—	—	—	6
Proceeds from issue of Accreting Convertible Notes 2003	—	—	—	30
Issue costs of Notes and credit facility arrangement costs	—	—	—	(41)
Net proceeds from maturity of forward contracts	—	—	76	—
(Placement)/release of restricted deposits	(2)	(1)	8	(8)
Repayments from borrowings under old credit facilities	(2)	(1)	(2)	(824)
Repayment of SMG equity swap	—	—	(33)	—
Proceeds from borrowings under new credit facilities	—	—	640	1,393
Capital element of finance lease repayments	(101)	(57)	(51)	(54)

Net cash (used)/provided by financing activities	(105)	(59)	638	502

Net increase/(decrease) in cash and cash equivalents	66	37	376	(46)
Cash and cash equivalents at beginning of year	696	390	14	60

Cash and cash equivalents at end of year	762	427	390	14

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Shareholders’ Equity/(Deficit) and

Comprehensive Loss

	Ordinary shares	Limited voting shares	Shares held in trust	Additional paid-in capital	Other Comprehensive loss	Accumulated deficit	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Balance at December 31, 2000	288	6	(2)	4,216	—	(2,363)	2,145
Unrealised gain/(loss) on derivative financial instruments:
Cumulative effects of accounting change	—	—	—	—	(16)	—	(16)
Amounts reclassified into earnings	—	—	—	—	(5)	—	(5)
Current period increase in fair value	—	—	—	—	57	—	57
Net loss	—	—	—	—	—	(1,741)	(1,741)

Total comprehensive loss							(1,705)
Unrealised gain on deemed partial disposal of investment	—	—	—	—	1	—	1
Ordinary shares issued on exercise of share options	1	—	1	6	—	—	8
Gain on retranslation of investment in an overseas subsidiary	—	—	—	1	—	—	1
Redesignation of ordinary shares	(2)	2	—	—	—	—	—
Accrued share based compensation cost	—	—	—	1	—	—	1

Balance at December 31, 2001	287	8	(1)	4,224	37	(4,104)	451
Unrealised gain/(loss) on derivative financial instruments:
Amounts reclassified into earnings	—	—	—	—	(48)	—	(48)
Net loss (restated)	—	—	—	—	—	(2,789)	(2,789)

Total comprehensive loss (restated)							(2,837)
Accrued share based compensation cost/(credit)	—	—	1	(1)	—	—	—

Balance at December 31, 2002 (restated)	287	8	—	4,223	(11)	(6,893)	(2,386)
Unrealised gain/(loss) on derivative financial instruments:
Amounts reclassified into earnings	—	—	—	—	11	—	11
Net loss	—	—	—	—	—	(183)	(183)

Total comprehensive loss							(172)

Balance at December 31, 2003	287	8	—	4,223	—	(7,076)	(2,558)

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

1    ORGANIZATION AND HISTORY

Telewest Communications plc (“the Company”) and its subsidiary undertakings (together “the Group”) provide cable television, telephony and internet services to business and residential customers in the United Kingdom (“UK”). The Group derives its cable television revenues from installation fees, monthly basic and premium service fees and advertising charges. The Group derives its telephony revenues from connection charges, monthly line rentals, call charges, special residential service charges and interconnection fees payable by other operators. The Group derives its internet revenues from installation fees and monthly subscriptions to its internet service provider. The cable segment represents 91% of the Group’s revenue.

The Group is also engaged in broadcast media activities, being the supply of entertainment content, interactive and transactional services to the UK pay-television broadcasting market. The Content Segment accounts in 2003 for approximately 9% of the Group’s revenue.

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

These liabilities are now due for repayment in full and the Group is negotiating with its bondholder creditors (the ‘Scheme Creditors’) and bank facility creditors (‘Senior Lenders’) to effect a reorganization of the Group’s debt. This will involve, among other things, the conversion of bond debt to equity and the renegotiation of existing bank facilities. The directors believe the amended facilities will provide the Group with sufficient liquidity to meet the Group’s funding needs after completion of the Financial Restructuring. Further details of the planned Financial Restructuring are included below. In order for the Financial Restructuring to be effective, the Scheme Creditors need to approve the plans by the relevant statutory majority. In addition, the Group’s shareholders need to approve the transfer of substantially all of the Group’s assets in connection with the Financial Restructuring.

The directors are of the opinion that the status of negotiations of the Financial Restructuring will lead to a successful outcome and that this is sufficient grounds for issuing the annual financial statements under the assumption of going concern.

The effect on the financial statements as presented, of the going concern basis of preparation being inappropriate, is principally that the book value of tangible fixed assets and investments would be restated from their present value in use to a net realizable value. While the directors believe that the net realizable values would be lower than the current value in use there is insufficient information available for the directors to quantify the difference.

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

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

The economic environment in which the Group operates is the United Kingdom, and therefore its reporting currency is sterling (£). Certain financial information for the year ended December 31, 2003 has been translated into US dollars ($), with such US dollar amounts being unaudited and presented solely for the convenience of the reader, at the rate of $1.7842 = £1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2003. The presentation of the US dollar amounts should not be construed as a representation that the sterling amounts could be so converted into US dollars at the rate indicated or at any other rate.

Financial Restructuring

On September 30, 2002 the Company announced that it had reached a non-binding preliminary agreement relating to a restructuring of its balance sheet with an ad hoc committee of its bondholders (the ‘Bondholder Committee’). That agreement provided for the cancellation of all outstanding notes and debentures (the ‘Notes’) (approximately £3,500 million) and certain other unsecured foreign exchange hedge contracts (the ‘Hedge Contracts’) (approximately £33 million) in exchange for new ordinary shares (the ‘New Shares’) representing 97% of its issued share capital immediately after the Financial Restructuring. Under that agreement the Company’s current ordinary shareholders would have received the remaining 3% of its issued ordinary share capital.

The Company also announced on September 30, 2002 that it was deferring payment of interest under certain of its Notes and the amounts due on the settlement of the Hedge Contracts. Such non-payment continues and has resulted in defaults under the existing Senior Secured Facility and the bonds. Based on one such default, in respect of non-payment of approximately £10.5 million to a Hedge Contract counter-party, that counter-party has filed a petition with a UK Court to wind the Company up. The Company intends to deal with this claim as part of the overall restructuring of its unsecured debt obligations and does not believe that the legal action will significantly delay or impede the Financial Restructuring process. The Company expects to meet its obligations to its suppliers and trade creditors and this legal action is expected to have no impact on customer service.

On January 15, 2003, the Company announced that it had reached a non-binding agreement with respect to the terms of amended and restated credit facilities with both the steering committee of its Senior Lenders and the Bondholder Committee. In addition, the terms of these facilities had received credit committee approval, subject to documentation and certain other issues, from all of its Senior Lenders, save for those banks which are also creditors by virtue of the unsecured hedge contracts with which the Company will deal in the overall Financial Restructuring. These amended facilities will replace the existing Senior Secured Facility and are conditional on various matters, including the satisfactory finalization of arrangements for dealing with foreign exchange creditors and the completion of the balance sheet restructuring. These amended credit facilities will provide the Company with substantial liquidity, which is expected to be sufficient to satisfy its cashflow requirements after completion of the Financial Restructuring.

On March 14, 2003, the Group notified the Senior Lenders that, as a result of two non-recurring items, an adverse VAT decision and legal and professional costs associated with the Financial Restructuring, and their impact on net operating cash flow, the Group would breach certain financial covenants under the existing Senior Secured Facility in respect of the quarter ended December 31, 2002. On May 16, 2003, the Group further notified the Senior Lenders that it was in breach of financial covenants for the three-month period ended March 31, 2003 (two covenants breached) due to continuing fees paid in connection with the Financial Restructuring and the tightening of covenants.

On June 9, 2003, the Company announced that it had been notified by the Bondholder Committee that, in order to obtain the support of certain of our bondholders, the Bondholder Committee had requested certain changes to the economic and other terms of the preliminary non-binding agreement relating to the Financial Restructuring with the Bondholder Committee, as announced on September 30, 2002.

On June 17, 2003, representatives of the Bondholder Committee provided the Company with a new proposal for the terms of the Financial Restructuring.

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

On July 28, 2003, the Company announced that it expected the final terms of the Financial Restructuring to provide that ordinary shareholders will receive 1.5% of the issued share capital immediately following the Financial Restructuring.

On November 26, 2003, the Company commenced the formal implementation of the Financial Restructuring by causing Telewest Global, Inc., a Delaware incorporated subsidiary that is expected to become the holding company of the Telewest group post restructuring, to file a registration statement with the US Securities and Exchange Commission (the “SEC”).

On January 20, 2004, the Company announced that it had caused Telewest Global, Inc. to file an amended registration statement with the SEC.

The Company continues to engage in negotiations with its bondholders, Senior Lenders and certain other major stakeholders and the directors believe that a final agreement will be achieved in due course.

3    RESTATEMENT

Subsequent to the issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2002, the Group have determined the need to adjust the classification of debt previously reflected as non-current in the consolidated balance sheet at December 31, 2002 and write off deferred financing costs as at December 31, 2002 relating to the restated debt. The adjustment of debt reclassifies £1,792 million from non-current “Debt repayable after more than one year” to “Debt repayable within one year”. The write off of deferred financing costs decreases other assets and increases interest expense and net loss as of and for the year ended December 31, 2002 by £11 million. There was no impact on the 2001 Consolidated Financial Statements.

These adjustments have been made because the Company recently determined that the effect of non-payment of a Hedge Contract of £10.5 million in 2002 triggered a default on an additional £1,792 million of bond debt as at December 31, 2002.

The Group also determined the need to accrue additional interest of £2 million relating to additional interest for bonds in default as at December 31, 2002. This adjustment increases interest expense, net loss, and other liabilities by £2 million as at and for the year ended December 31, 2002.

Balance Sheet (in £ millions)	Restated Impact on December 31, 2002

	As Reported	As Restated
Other assets	40	29
Total assets	4,106	4,095
Debt repayable within one year	3,652	5,444
Other liabilities	631	633
Total current liabilities	4,393	6,264
Debt repayable after more than one year	1,798	6
Accumulated deficit	(6,880)	(6,893)
Total shareholders’ deficit	(2,373)	(2,386)

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

Consolidated Statement of Operations (in £ millions, except per share data)	Restated Impact for the year ended December 31, 2002

	As Reported	As Restated
Interest expense	(515)	(528)
Net loss	(2,776)	(2,789)
Basic and diluted loss per ordinary share	£(0.97)	£(0.97)

Consolidated Statement of Shareholders’ Equity/(Deficit) and Comprehensive Loss (in £ millions)	Restated Impact on December 31, 2002

	As Reported	As Restated
Total comprehensive loss	(2,824)	(2,837)

4    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Company and those of its majority owned subsidiaries. All significant inter-company accounts and transactions have been eliminated upon consolidation. All acquisitions have been accounted for under the purchase method of accounting. Under this method, the results of subsidiaries and affiliates acquired in the year are included in the consolidated statement of operations from the date of acquisition.

Impairment of long lived assets and goodwill

The Group applies Statement of Financial Accounting Standard (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Group adopted, from January 1, 2002 SFAS 144, which requires that long-lived assets and certain identifiable intangibles, including goodwill, to be held and used by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indications of impairment are determined by reviewing undiscounted projected future cash flows. If impairment is indicated, the amount of the impairment is the amount by which the carrying value exceeds the fair value of the assets.

Business Combinations and Goodwill and Other Intangible Assets

In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires all business combinations undertaken after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill arising from business combinations and intangible assets with indefinite lives are no longer amortized but are subject to annual review for impairment (or more frequently should indications of impairment arise). Goodwill associated with equity method investments will also no longer be amortized upon adoption of SFAS 142, but will be subject to impairment testing as part of the investment to which it relates in accordance with Accounting Principles Board Opinion (“APB”) No.18, The Equity Method of Accounting for Investments in Common Stock. Separable intangible assets that do not have indefinite lives will continue to be amortized over their estimated useful lives and will be subject to review for impairment in accordance with SFAS 144. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. Prior to July 1, 2001 goodwill and intangible assets were amortized on a constant basis over 20 years. No such amortization has been expensed since December 31, 2001. As of January 1, 2002 the Group had £2,199 million of unamortized goodwill, £1,892 million of which related to business combinations and £307 million of which related to equity method investments.

Impairment under SFAS 142 is measured using a two-step approach, initially based on a comparison of the reporting unit’s fair value to its carrying value; if the fair value is lower, then the second step compares the implied fair value of the goodwill with its carrying value to determine the amount of the impairment. In connection with SFAS 142’s transitional goodwill impairment evaluation, the Statement required the Company

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

to perform an assessment of whether there was an indication that goodwill was impaired as of the date of adoption of January 1, 2002. The Company compared the individual carrying value of its two reporting units, Cable and Content, to their respective fair values. The fair values of the respective reporting units were determined from an analysis of discounted cash flows based on the Company’s budgets and long range plan. The discounted cash flow analysis was performed at a reporting unit level. At January 1, 2002 the fair values of both reporting units were greater than their respective carrying values and therefore the adoption of SFAS 142 on January 1, 2002, had no impact on the Company’s financial position or results of operations. The Group carries out its annual impairment review during the fourth quarter consistent with the annual budgetary timetable.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less that are readily convertible into cash.

Derivatives and hedging

At January 1, 2001 the Company adopted SFAS 133 Accounting for Derivative Instruments and Hedging Activities as amended by SFAS 137, SFAS 138 and SFAS 149. SFAS 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition at fair value of all derivative instruments as assets or liabilities in the Company’s balance sheet. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated a hedge and if so, the type of hedge and its effectiveness as a hedge. For derivatives, which are not designated as hedges, changes in fair value are recorded immediately in earnings.

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

Prior to adoption of SFAS 133 the Group had the following accounting policies in respect of financial instruments. Foreign currency forward contracts, options and swaps, which were used to reduce the exchange risk on the principal amounts and early call premiums on certain foreign currency borrowings, were recorded on the balance sheet at their fair value. Gains and losses arising from changes in fair value were recorded concurrently within earnings. Such gains and losses were offset against gains and losses arising from retranslating the principal amounts of the foreign currency borrowings.

The Group also used foreign currency forward contracts and cross currency interest rate swaps to reduce its exposure to adverse changes in exchange rates associated with the interest payments on certain foreign currency

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

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

Advertising costs

Advertising costs are expensed as incurred. The amount of advertising costs expensed was £41 million, £52 million, and £48 million for the years ended December 31, 2003, 2002, and 2001, respectively.

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

Deferred financing costs

Direct costs incurred in raising debt are deferred and recorded on the consolidated balance sheet in other assets. The costs are amortized to the consolidated statement of operations at a constant rate to the carrying value of the

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

debt over the life of the obligation. Deferred financing costs in respect of debt in default which the Group does not expect to service are written off immediately to the consolidated statement of operations when there is no realistic prospect of rolling over the associated debt.

Minority interests

Recognition of the minority interests’ share of losses of consolidated subsidiaries is limited to the amount of such minority interests’ allocatable portion of the equity of those consolidated subsidiaries.

Foreign currencies

Transactions in foreign currencies are recorded using the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange prevailing at the balance sheet date and the gains or losses on translation are included in the consolidated statement of operations.

Revenue recognition

Revenues are recognized as network communication services are provided. Credit risk is managed by disconnecting services to customers who are delinquent. Connection and activation fees relating to cable television, telephony and internet customers are recognized in the period of connection to the extent that such fees are less than direct selling costs. Any excess connection and activation fees over direct selling costs incurred are deferred and amortized over the expected customer life. This revenue recognition policy is consistent with SFAS 51.

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

Programming revenues are recognized in accordance with Statement of Position (“SOP”) 00–2, Accounting by Producers or Distributors of Films. Revenue on transactional and interactive sales is recognized as and when the services are delivered. Advertising sales revenue is recognized at estimated realizable values when the advertising is aired.

Recognition of contract costs

Certain of the sales of network capacity referred to above involve the Group constructing new capacity. Where the Group retains some of this new capacity, either for subsequent resale or for use within the business, then an element of the construction costs is retained within inventory or equipment, respectively. The allocation of construction costs between costs expensed to the statement of operations and costs capitalized within inventory or equipment is based upon the ratio of capacity to be sold and to be retained.

Pension costs

The Group operates a defined contribution scheme (the Telewest Communications Pension Plan) or contributes to third-party schemes on behalf of employees. The amount included in expenses in 2003, 2002 and 2001 of £10 million, £11 million and £10 million, respectively, represents the contributions payable to the selected schemes in respect of the relevant accounting periods. The Group has no obligation to fund third-party pension schemes.

Income taxes

Under the asset and liability method of SFAS 109 Accounting for Income Taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

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

During 2003 and 2002, no options or awards were granted over any ordinary shares of the Company.

If compensation costs for share option grants and awards under the RSS, LTIP, Executive Option Schemes and EPP had been determined based on their fair value at the date of grant for 2001 consistent with the method prescribed by SFAS 123, the Group’s net loss and basic and diluted loss per share would have been adjusted to the pro forma amounts set out below:

	2003	2002 Restated	2001
	£ million	£ million	£ million

Net loss
as reported	(183)	(2,789)	(1,741)
pro forma	(183)	(2,766)	(1,750)

	Pence	Pence	Pence

Basic and diluted loss per share
as reported	(6)	(97)	(60)
pro forma	(6)	(96)	(61)

The fair value of each option grant in all plans was estimated as at the date of grant using a Black-Scholes option-pricing model. The model used a weighted-average, risk-free interest rate of 5.5% for grants in 2001 and an expected volatility of 55%. The Group does not expect to pay a dividend on its ordinary shares at any time during the expected life of any outstanding option. The Group expects options to be held until maturity.

Earnings per share

Basic earnings per share has been computed by dividing net loss available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed by adjusting the weighted average number of ordinary shares outstanding during the year for all dilutive potential ordinary shares outstanding during the year and adjusting the net loss for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net loss and number

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

of shares used for basic and diluted net loss per ordinary share, as potential ordinary share equivalents for employee share options and convertible debt are not included in the computation as their effect would be to decrease the loss per share. The number of potential ordinary shares was 393 million, in 2003, 2002 and 2001, respectively.

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

The Group has evaluated its legal retirement obligations in relation to all of its tangible long-lived assets and specifically in relation to the buildings that it occupies and its network assets. Buildings, which are held under operating leases, do not specify a fixed refurbishment payment, but instead specify a standard of physical restoration for which the Group is responsible. The Group attempts to maintain properties on an ongoing basis to the standard required by the lease and consequently would not expect to have significant additional retirement obligations in respect of its leased properties. Also the Group believes that it has no legal or constructive retirement obligations in relation to its network assets, all located in the United Kingdom, as there is no legal requirement for Telewest to retire such assets. The Group does not therefore believe the adoption of SFAS 143 has a material impact on the financial statements.

SFAS 146 Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3 Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 applies to costs associated with an exit activity that do not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets. The Group does not believe the adoption of this statement will have an impact on its financial position or results of operations for future exit or disposal activities.

SFAS 148 Accounting for Stock Based Compensation—Transition and Disclosure

An amendment of SFAS 123, Accounting for Stock-Based Compensation, is effective for the Group for the year ended December 31, 2002. SFAS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results and that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. Telewest has adopted the disclosure provisions of the Statement in these financial statements. The Group has not adopted the fair value based method of accounting for stock-based employee compensation and still accounts for these in accordance with APB Opinion 25, Accounting for Stock Issued to Employees.

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

SFAS 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities

On April 30, 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No.133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other FASB projects that address financial statements, and (3) implementation issues related to the definition of a derivative.

SFAS 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133, and the Group is currently considering its potential effect on its financial statements.

SFAS 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

On May 15, 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003. For unmodified financial instruments existing at May 31, 2003, SFAS 150 is effective at the beginning of the first interim period beginning after June 15, 2003. The Group does not expect the new standard to have a significant effect on its financial statements.

Other new standards

In November 2002, the Emerging Issues Task Force issued its consensus on EITF 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21) on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) the delivered item(s) has value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered item(s), and (3) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. The guidance in this Issue is effective for revenue arrangements entered into in interim periods beginning after June 15, 2003. The adoption of EITF 00-21 has not had a material impact on the Group’s financial statements.

In November 2002, the FASB issued FASB Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (‘FIN 45’), which addresses the disclosure to be made by a guarantor in its financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. It requires the guarantor to recognize a liability for the non-contingent component of the guarantee, which is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Group has adopted the disclosure requirements and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. To date the Company has not entered into or modified any guarantees.

In January 2003, the FASB issued FASB Interpretation 46, Consolidation of Variable Interest Entities (FIN 46) which interprets Accounting Research Bulletin (ARB) 51, Consolidated Financial Statements. FIN 46 clarifies the application of ARB 51 with respect to the consolidation of certain entities (variable interest entities—VIEs) to which the usual condition for consolidation described in ARB 51 does not apply because the controlling

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

financial interest in VIEs may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIEs and the holder of a significant variable interest in VIEs to disclose certain information relating to their involvement with the VIEs. The provisions of FIN 46 apply immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year beginning after June 15, 2003, to VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003. To comply with the transitional provisions of FIN 46, the Group has evaluated its existing structures to determine whether it is reasonably likely that it would be required to consolidate or disclose information about a VIE’s nature, purpose, size and activities, together with the Group’s maximum exposure to loss. The Group is also required to disclose the anticipated impact of adoption of FIN 46 on its financial statements.

The Group has 50% joint venture interests in two affiliates, UKTV, a joint venture with the BBC, and Front Row Television Limited (“Front Row”), a joint venture with NTL, both of which are accounted for under the equity method. Management believes that both UKTV and Front Row are businesses as defined by EITF 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, and FIN 46, Consolidation of Variable Interest Entities (Revised December 2003), and, accordingly, does not consider that either consolidation or additional disclosures are required. The Group does not believe that the impact of the adoption of FIN 46 will have a material effect on its financial statements.

5    FINANCIAL INSTRUMENTS

The Group holds derivative financial instruments solely to hedge specific risks and does not hold such instruments for trading purposes. During 2002, derivatives were held to hedge against the variability in cash flows arising from the effect of fluctuations of the GBP:USD exchange rate on the Group’s US Dollar-denominated debt. During 2003 and 2002, derivatives were held to hedge against changes in interest rates on its variable rate bank debt.

The Group maintains risk management control systems to monitor currency exchange and interest rate risk attributable to forecasted debt principal payments and interest rate exposure.

Cash flow hedges

Hedges of US Dollar-denominated debt

The Group has issued US Dollar-denominated debt instruments with a range of maturities. The Group previously hedged the principal amounts of these instruments up to their first call dates or other such dates where the Group may at its option redeem the instrument before maturity.

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

In the nine-month period ended September 30, 2002, the Group had the ability to terminate in-the-money derivative contracts that fluctuated in value. Such derivative contracts hedged our exposure to fluctuations in the GBP:USD exchange rate on the Group’s US Dollar-denominated debt. In March 2002, the Group terminated certain of these derivative contracts with a nominal value of $999 million (£688 million), netting £74 million

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

cash inflow. In May 2002 the Group terminated further derivative contracts with a nominal value of $367 million (£253 million) realizing an additional £30 million cash inflow. In the three-month period ended September 30, 2002, the Group terminated arrangements with a nominal value of $2,300 million (approximately £1,500 million). Contracts with a nominal value of $1,000 million were settled in cash resulting in an outflow of £28 million. The remaining contracts with a nominal value of $1,300 million have yet to be settled for a total cost of £33 million of which £19 million was due on October 1, 2002, but the Company deferred such payment and is considering the payment in the context of its Financial Restructuring.

During the twelve-month period ended December 31, 2003, the Group recorded a net £11 million transfer from cumulative OCI to the Statement of Operations arising from the dedesignation of derivative contracts as ineffective hedges, as described above.

During the twelve-month period ended December 31, 2002, the Group recorded a net £48 million transfer from cumulative OCI to the Statement of Operations arising from the dedesignation of derivative contracts as ineffective hedges, as described above. In the twelve-month period ended December 31, 2001, the Group recorded a £36 million gain in fair value to cumulative OCI, consisting of a loss of £25 million to short-term derivative liabilities and a £61 million gain to long-term derivative assets.

Hedges of variable rate debt

As described in note 16 to the consolidated financial statements, the Group has a Senior Secured Facility with a syndicate of banks and a further amount from an institutional tranche (“Institutional Tranche”). Drawdowns under the Senior Secured Facility and the Institutional Tranche bear interest at 0.5% to 2.00% above LIBOR and up to 4% above LIBOR respectively, so the Group is exposed to variable cash flows arising from changes in LIBOR. The Group hedges these variable cash flows by the use of interest rate swaps. The interest rate swaps can be summarized as follows:

Effective dates	Maturities	Notional principal	Receives	Pays

3/31/1997 – 7/1/2002	3/31/2004 – 3/31/2005	£600m	6-month LIBOR	5.475% – 7.175%

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

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

At December 31, 2003 the Group’s significant financial instruments include cash and cash equivalents, trade receivables, interest rate swaps, trade payables and short-term and long-term debt instruments. The following table summarizes the fair value of certain instruments held by and obligations of the Group. The fair value of the other financial instruments held by the Group approximates to their recorded carrying amount due to the short maturity of these instruments and these instruments are not presented in the following table:

	Carrying amount	At December 31, 2003 Fair value	Carrying amount	At December 31, 2002 Fair value
	£ million	£ million	£ million	£ million

Financial instruments – liabilities
Interest rate swap agreements	(12)	(12)	(34)	(34)

Debt obligations
Accreting Notes 2003	294	140	282	62
Senior Convertible Notes 2005	280	351	311	130
Senior Debentures 2006	168	105	186	39
Senior Convertible Notes 2007	300	157	300	63
Senior Discount Debentures 2007	861	556	955	200
Senior Notes 2008	196	125	217	46
Senior Discount Notes 2009	589	299	563	108
Senior Notes 2010	374	236	394	83
Senior Discount Notes 2010	224	123	222	46
Senior Secured Facility	2,000	2,000	2,000	2,000
Other debt	7	7	20	20

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

As described above, the Group terminated its portfolio of derivative financial instruments which were used to hedge its exposure to fluctuations in the GBP:USD exchange rate. Consequently, the Group is exposed to fluctuations in the value of its US Dollar-denominated debt obligations.

Generally, the Group is not exposed to such market risk arising on its interest rate derivative financial instruments because gains and losses on the underlying assets and liabilities offset gains and losses on the financial instruments.

The Group may be exposed to potential losses due to the credit risk of non-performance by the financial institution counterparties to its portfolio of derivative financial instruments. However, such losses are not anticipated as these counterparties are major international financial institutions and the portfolio is spread over a wide range of institutions.

Temporary cash investments also potentially expose the Group to concentrations of credit risk, as defined by SFAS 133. At December 31, 2003 the Group had £166 million on deposit with a major international financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Group’s customer base.

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

6    IMPAIRMENT OF ASSETS

During the years ended December 31, 2002 and 2003, the Group undertook an impairment review of its network assets, of goodwill arising on recent acquisitions and of its investments in affiliates acquired in recent years. The review covered the Cable and Content reporting units. The principal reasons for the review were: a share price decline indicative of a fall in the values of the underlying assets and a softening of the ad-sales market, declining revenue growth and a lower than expected customer take-up of additional services.

During the three months ended December 31, 2003, the Group undertook a step 1 impairment review of goodwill on its Cable and Content reporting units and its affiliate, UKTV. The review compared the carrying value of each reporting unit to its respective fair value, as determined by discounted cash flows based on the Group’s budget and long-range plan. The review concluded that the fair value of both reporting units were greater than the respective carrying values.

For the year ended December 31, 2002, the review found evidence of impairment in the value of goodwill arising on the core Cable and Content reporting units and in the value of the affiliated undertaking UKTV. The carrying amounts of goodwill, fixed assets and the investments in the affiliated undertakings were written down to fair value, resulting in a charge of £1,445 million against goodwill, an impairment charge of £841 million against fixed assets and a charge of £88 million against the investments in affiliated undertakings. These charges have been included in the Statement of Operations within impairment of goodwill, impairment of fixed assets and share of net profit/(losses) of affiliates and impairment, respectively. The estimated fair value of the goodwill and the investment in UKTV was based on projected future cash flows at a post-tax discount rate of 11.5% which the Group believes is commensurate with the risks associated with the assets. The projected future cash flows were determined using the Company’s ten-year plan for the business, with a terminal value which takes into account analysts’ and other published projections of future trends across pay-television platforms, including the total television advertising market.

The changes in the carrying amount of goodwill for the years ended December 31, 2003, 2002 and 2001 by reportable segment are as follows:

	Cable £ million	Content £ million	Total £ million

Balance as of January 1, 2001	1,394	1,409	2,803
Addition in the year	11	—	11
Amortization in year	(83)	(73)	(156)
Impairment of goodwill	—	(766)	(766)

Balance as of January 1, 2002	1,322	570	1,892
Impairment of goodwill	(1,016)	(429)	(1,445)

Balance as of December 31, 2002 and 2003	306	141	447

Amortization expense related to goodwill was £183 million (including £27 million related to equity investment goodwill) for the year ended December 31, 2001. The following table reconcilies previously reported net income as if the provisions of SFAS 142 were in effect in 2001:

	2003 £ million	2002 Restated £ million	2001 £ million

Net loss
Reported net loss	(183)	(2,789)	(1,741)
Add back amortization of goodwill	—	—	183

Adjusted net loss	(183)	(2,789)	(1,558)

	Pence	Pence	Pence

Basic and diluted net loss per share
Reported net loss per share	(6)	(97)	(60)
Add back amortization of goodwill	—	—	6

Adjusted net loss per share	(6)	(97)	(54)

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

7    BUSINESS COMBINATIONS

During 2003, the Group purchased the remaining 49% in Rapid Travel as per the options agreed during the original acquistion on May 30, 2001 as noted below.

On May 30, 2001, the Group acquired 51% of the issued share capital of Rapid Travel Solutions Limited (“Rapid Travel”) and was granted a series of call options by, and granted a series of put options to, the vendors in respect of the balance of 49%. The acquisition has been accounted for using the purchase method of accounting. Goodwill arising on the acquisition was £7 million.

If the Group had acquired Rapid Travel at the beginning of 2001, the Group’s results would not have been materially different from the actual results as disclosed in these financial statements.

8    SUPPLEMENTAL DISCLOSURES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash paid for interest was £150 million, £287 million and £335 million for the years ended December 31, 2003, 2002 and 2001, respectively. Cash received in respect of consortium tax relief for the year ended December 31, 2003, 2002 and 2001 was £3 million, £0 and £0.

During 2003 and 2002 there were no significant non-cash investing activities. The amounts stated for 2001 represent the purchase of Rapid Travel. These transactions are described in note 7 to the consolidated financial statements.

	At December 31
	2003 £ million	2002 £ million	2001 £ million

Acquisitions:
Assets	—	—	1
Liabilities assumed	—	—	(2)

Net liabilities contributed	—	—	(1)
Goodwill arising	—	—	7

	—	—	6

Purchase of shares	—	—	2
Option consideration	—	—	4

	—	—	6

In 2003 the Group entered into capital lease obligations with a total capital value of £2 million. At December 31, 2003, the Group had accrued a further £53 million of capital expenditure for property and equipment.

9    OTHER RECEIVABLES

	At December 31
	2003 £ million	2002 £ million

Interconnection receivables	8	7
Accrued income	25	32
Other	6	29

	39	68

Accrued income primarily represents telephone calls made by Consumer Sales Division subscribers and Business Sales Division customers that have not been billed as at the accounting period end. The period of time over which billings have not been raised varies between two days and four weeks.

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

10    INVESTMENTS

The Group has investments in affiliates accounted for under the equity method at December 31, 2003 and 2002 as follows:

	Percentage ownership at December 31
	2003	2002

Front Row Television Limited	50.0%	50.0%
UKTV	50.0%	50.0%

Summarized combined financial information for such affiliates which operate principally in the cable television, broadcasting and interactive media industries is as follows:

	At December 31
	2003 £ million	2002 £ million

Combined financial position
Current assets	76	61
Other assets, net	26	31

Total assets	102	92

Current liabilities	66	42
Debt	151	176
Owners’ equity	(115)	(126)

Total liabilities and equity	102	92

	Year ended December 31
	2003 £ million	2002 £ million	2001 £ million

Combined operations
Revenue	137	128	408
Operating expenses	(107)	(103)	(324)

Operating profit	30	25	84
Interest expense & tax	(19)	(12)	(38)

Net income	11	13	46

	At December 31
	2003 £ million	2002 £ million

The Group’s investments in affiliates are comprised as follows:
Loans	197	208
Share of net assets and goodwill	165	168

	362	376

On September 4, 2002 the investment in SMG plc, a listed investment in an associated undertaking, was reclassified as a current asset investment at net realizable value. This resulted in £42 million being written off the carrying value of the investment. The investment in SMG plc was subsequently sold in November 2002 realizing a gain of £1 million.

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

11    PROPERTY AND EQUIPMENT

	Land £ million	Buildings £ million	Cable and ducting £ million	Electronic equipment £ million	Other equipment £ million	Total £ million

Acquisition costs
Balance at January 1, 2003	6	138	3,455	1,559	636	5,794
Additions	—	7	129	66	21	223
Disposals	—	—	—	(23)	(31)	(54)

Balance at December 31, 2003	6	145	3,584	1,602	626	5,963

Accumulated depreciation
Balance at January 1, 2003	—	92	1,731	974	399	3,196
Charge for the year	—	2	134	177	76	389
Disposals	—	—	—	(23)	(20)	(43)

Balance at December 31, 2003	—	94	1,865	1,128	455	3,542

2003 Net book value	6	51	1,719	474	171	2,421

Acquisition costs
Balance at January 1, 2002	6	133	3,186	1,424	597	5,346
Additions	—	7	269	135	50	461
Disposals	—	(2)	—	—	(11)	(13)

Balance at December 31, 2002	6	138	3,455	1,559	636	5,794

Accumulated depreciation
Balance at January 1, 2002	—	45	894	661	273	1,873
Charge for the year	—	10	159	223	103	495
Impairment	—	39	678	90	34	841
Disposals	—	(2)	—	—	(11)	(13)

Balance at December 31, 2002	—	92	1,731	974	399	3,196

2002 Net book value	6	46	1,724	585	237	2,598

Cable and ducting consists principally of civil engineering and fiber optic costs. In addition, cable and ducting includes net book value of pre-construction and franchise costs of £5 million and £18 million as of December 31, 2003 and 2002, respectively. Electronic equipment includes the Group’s switching, headend and converter equipment. Other equipment consists principally of motor vehicles, office furniture and fixtures and leasehold improvements.

12    VALUATION AND QUALIFYING ACCOUNTS

		Balance at January 1 £ million	Additions charged to costs and expenses £ million	Deductions £ million	Balance at December 31 £ million

2003	Deferred tax valuation allowances	1,283	128	—	1,411
	Allowance for doubtful accounts	12	1	—	13

2002	Deferred tax valuation allowances	901	382	—	1,283
	Allowance for doubtful accounts	16	—	(4)	12

2001	Deferred tax valuation allowances	733	168	—	901
	Allowance for doubtful accounts	19	3	(6)	16

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

13    OTHER ASSETS

The components of other assets, net of amortization and write offs, are as follows:	At December 31
	2003 £ million	2002 Restated £ million

Deferred financing costs of Senior Secured Facility	23	29

14 INVENTORY
	At December 31
	2003 £ million	2002 £ million

Inventories of spare capacity and duct held for resale	—	4
Programming inventory	27	24

	27	28

15 OTHER LIABILITIES
Other liabilities are summarized as follows:	At December 31
	2003 £ million	2002 Restated £ million

Deferred income	113	111
Accrued construction costs	53	64
Accrued programming costs	18	21
Accrued interconnect costs	14	17
Accrued interest	429	222
Accrued staff costs	23	10
Accrued expenses	61	42
Other liabilities	98	146

	809	633

16    DEBT

Debt is summarized as follows at December 31, 2003 and 2002:

	Weighted average interest rate
	2003%	2002%	2001%	2003 £ million	2002 Restated £ million

Accreting Notes 2003	5	5	5	294	282
Senior Convertible Notes 2005	6	6	6	280	311
Senior Debentures 2006	9.625	9.625	9.625	168	186
Senior Convertible Notes 2007	5.25	5.25	5.25	300	300
Senior Discount Debentures 2007	11	11	11	861	955
Senior Notes 2008	11.25	11.25	11.25	196	217
Senior Discount Notes 2009	9.875	9.875	9.875	316	287
Senior Discount Notes 2009	9.25	9.25	9.25	273	276
Senior Notes 2010	9.875	9.875	9.875	374	394
Senior Discount Notes 2010	11.375	11.375	11.375	224	222
Senior Secured Facility	5.92	6.223	7.265	2,000	2,000
Other debt	5.11	6.7	6.767	1	14

Debt repayable within one year				5,287	5,444
Other debt due after more than one year	5.11	6.7	6.767	6	6

Total debt				5,293	5,450

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

Notes and debentures

		Principal million	Original maturity date	Earliest redemption date	Interest rate

Accreting Notes 2003	GBP	294	November 1, 2003	November 1, 2003	5%
Senior Convertible Notes 2005	USD	500	July 7, 2005	July 7, 2003	6%
Senior Debentures 2006	USD	300	October 1, 2006	October 1, 2000	9.625%
Senior Convertible Notes 2007	GBP	300	February 19, 2007	March 9, 2003	5.25%
Senior Discount Debentures 2007	USD	1,537	October 1, 2007	October 1, 2000	11%
Senior Notes 2008	USD	350	November 1, 2008	November 1, 2003	11.25%
Senior Discount Notes 2009	GBP	325	April 15, 2009	April 15, 2004	9.875%
Senior Discount Notes 2009	USD	500	April 15, 2009	April 15, 2004	9.25%
Senior Notes 2010	GBP	180	February 1, 2010	February 1, 2005	9.875%
Senior Notes 2010	USD	350	February 1, 2010	February 1, 2005	9.875%
Senior Discount Notes 2010	USD	450	February 1, 2010	February 1, 2005	11.375%

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

The 5% Accreting Convertible Notes due 2003 were issued by Telewest in favor of Deutsche Telekom AG in three separate notes dated November 1, 2000, January 15, 2001 and April 2, 2001 of aggregate principal amount of £253.5 million. The notes were issued in exchange for the purchase of the entire share capital of Eurobell (Holdings) PLC. The Accreting Convertible Notes were cancelled and reissued on May 30, 2003 as Accreting Notes 2003, in connection with a transfer by Deutsche Telekom to several investment funds and, in connection with such transfer, the holders’ right to convert the notes into Telewest ordinary shares was terminated. Telewest received no consideration for the transfer other than termination of the conversion right. Telewest was obliged to pay the accreted value of the Accreting Convertible Notes in cash at the maturity date, being November 1, 2003; however, Telewest defaulted on such payment and such claims will be compromised in the Financial Restructuring.

The unamortized portion of the discounts on issue on the Senior Discount Notes 2009 and Senior Discount Notes 2010 was £29 million and £16 million respectively. The discount on issue is being amortized up to the first call dates of the bonds, such as to produce a constant rate of return on the carrying amount.

The indentures under which the Debentures and Notes were issued contain various covenants, which among other things, restrict the ability of the Group to incur additional indebtedness, pay dividends, create certain liens, enter into certain transactions with shareholders or affiliates, or sell certain assets. As part of its refinancing, the Group elected not to pay: the interest due on October 1, 2002 on its Senior Debentures 2006 and its Senior Discount Debentures 2007; the interest due on November 1, 2002 on its Senior Notes 2008; and the interest due on January 7, 2003 on its Senior Convertible Notes 2005. The non payment of interest constitutes a default event under the terms of these four bonds. As a consequence of the non-payment of hedge contracts of £10.5 million, all the remaining bonds were also in default as at December 31, 2002.

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

Senior Secured Facility

On March 16, 2001 the Group entered into a new senior secured credit facility (the “Senior Secured Facility”) with a syndicate of banks for £2,000 million, of which £1,855 million was drawn down at December 31, 2003. The Group is also able to raise a further £250 million from institutional investors (the “Institutional Tranche”) of which £145 million was drawn down at December 31, 2003. The first drawdowns under the Senior Secured Facility were used to repay amounts owed under the old senior secured credit facilities.

Borrowings under the Senior Secured Facility are secured on the assets of the Group including the partnership interests and shares of subsidiaries and bear interest at 0.5% to 2.0% over LIBOR (depending on the ratio of borrowings to quarterly, annualized, consolidated net operating cash flow). Borrowings under the Institutional Tranche bear interest at up to 4% above LIBOR.

The Senior Secured Facility contains cross-default clauses with other debt instruments. As a result of the Group being in default on certain of its Debentures and Notes, it is in default on the Senior Secured Facility. In addition, on March 14, 2003, Telewest notified its Senior Lenders that, as a result of the exceptional items incurred in 2002 and their impact on Telewest’s net operating cash flow, it would breach certain financial covenants under its bank facility in respect of the quarter ended December 31, 2002. On May 16, 2003 the Group further notified the Senior Lenders that it was in breach of the financial covenants for the three-month period ended March 31, 2003 (two covenants breached) due to continuing fees paid in connection with the Financial Restructuring and the tightening of covenants.

The Group is renegotiating its bank facilities and debt financing arrangements. Further details of the Financial Restructuring are included in note 2.

Bank loans

Bank loans are property loans secured on certain land and buildings held by the Group. The balance at December 31, 2003 and 2002 was £7 million.

Maturity Profile

As a consequence of the defaults referred to above, the Group’s long-term debt in respect of Debentures, Notes and its Senior Secured Facility has been disclosed as repayable within one year.

2003 £ million

2004	5,287
2005	1
2006	3
2007	—
2008	1
2009 and thereafter	1

5,293

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

17     INCOME TAXES

Loss before income taxes and all related income tax expense or benefit are solely attributable to the UK.

The provisions for income taxes follow:

	2003 £ million	2002 £ million	2001 £ million

Income tax benefit	7	—	—
Deferred tax (expense)/benefit	(23)	28	70

	(16)	28	70

A reconciliation of income taxes determined using the statutory UK rate of 30% (2002 and 2001: 30%) to the effective rate of income tax is as follows:

	Year ended December 31
	2003%	2002%	2001%

Corporate tax at UK statutory rates	30	30	30
Write down of goodwill	—	(14)	—
Non deductible expenses	(3)	(2)	—
Prior year adjustment related to NOL carryforwards and investment in affiliates	40	—	—
Change in valuation allowance	(77)	(13)	(26)

Effective rate of taxation	(10)	1	4

Deferred income tax assets and liabilities at December 31, 2003 and 2002 are summarized as follows:

	2003 £ million	2002 £ million

Deferred tax assets relating to:
Fixed assets	880	763
Net operating loss carried forward	505	494
Other—investments	26	26

Deferred tax asset	1,411	1,283
Valuation allowance	(1,411)	(1,283)
Investments in affiliates	(108)	(85)

Deferred tax liability per balance sheet	(108)	(85)

At December 31, 2003 the Group estimates that it has, subject to Inland Revenue agreement, net operating losses (“NOLs”) of £1,685 million available to relieve against future profits. From 2002 to 2003, the valuation allowance increased by £128 million (2002: From 2001 to 2002 the valuation allowance increased by £382 million).

The NOLs have an unlimited carry forward period under UK tax law, but are limited to their use to the type of business which has generated the loss.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Due to a history of operating losses, management does not believe it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2003.

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

18    SHAREHOLDERS’ EQUITY

Movement in share capital

During 2001 the Company issued 7 million ordinary shares of 10 pence each upon exercise of employee share options. Total consideration received was £6 million. In addition the Company redesignated 20 million ordinary shares of 10 pence each into 20 million limited voting convertible ordinary shares of 10 pence each.

Limited voting convertible ordinary shares

The ordinary shares and the limited voting convertible ordinary shares have the same rights, except that the limited voting convertible ordinary shares do not confer the right to vote on resolutions to appoint, reappoint, elect or remove directors of Telewest. No application will be made for the limited voting convertible ordinary shares to be listed or dealt in on any stock exchange. Holders of limited voting convertible ordinary shares are entitled to convert all or some of their limited voting convertible ordinary shares into fully paid ordinary shares, provided that the conversion would not result in a change of control of the Company for the purposes of the indentures governing certain Notes and Debentures. Such conversion takes place on the basis of one fully paid ordinary share for one limited voting convertible ordinary share. The limited voting convertible ordinary shares are convertible into ordinary shares at the Company’s option at any time, subject to certain conditions. The sole holders of the limited voting convertible ordinary shares are Liberty Media and IDT Corporation (“IDT”), following IDT’s acquisition of Microsoft’s holding in the Company on May 23, 2003.

Members of the Liberty Media Group and/or IDT can redesignate all or any of their ordinary shares into limited voting convertible ordinary shares. This is to ensure that, on any future purchase of ordinary shares by members of the Liberty Media Group and/or IDT, they will, at that time, be able to re-designate such number of their then existing holding of ordinary shares so as to avoid a change of control of the Company for the purposes of the Notes and Debentures.

Future purchases of ordinary shares and/or limited voting convertible ordinary shares by members of the Liberty Media Group and/or IDT will, however, be subject to Rule 9 of the UK’s City Code on Take-overs and Mergers because both classes of shares are treated as voting shares for that purpose. Under Rule 9, when any person acquires, whether by a series of transactions over a period of time or not, shares which (taken together with shares held or acquired by persons acting in concert with him) carry 30% or more (but less than 50%) of the voting rights of a public company, that person is normally required to make a general offer to shareholders for the entire share capital of the company then in issue. Any person, or group of persons acting in concert, owning shares carrying 50% or more of the voting rights of a public company, subject to their own individual limits, is free to acquire further shares in that public company without giving rise to the requirement to make a general offer for the entire issued share capital of that company.

19    SHARE-BASED COMPENSATION PLANS

At December 31, 2003, the Company operated five types of employee share-based compensation plans: the Executive Share Option Schemes, the Sharesave Schemes, the Telewest Restricted Share Scheme (“RSS”), the Telewest Long Term Incentive Plan (“LTIP”) and an Equity Participation Plan (“EPP”).

The Company applies APB 25 and related interpretations in accounting for its employee share-based compensation plans. Compensation cost is recognized over the estimated service period in respect of performance based share option grants to the extent that the market value of the Company’s ordinary shares exceeds the exercise price at the earlier of the vesting date or the Balance Sheet date. Compensation cost is recognized for awards over ordinary shares made under the RSS since the awards have no exercise price. Compensation cost is recognized over the estimated service period in respect of the LTIP to the extent that the market value of the Company’s ordinary shares exceeds the exercise price at the earlier of the vesting date or the Balance Sheet date.

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

Compensation cost recognized for share option grants and awards is as follows:

	Year ended December 31
	2003 £ million	2002 £ million	2001 £ million

LTIP	—	(1)	—
Executive Share Option Scheme	—	—	1
EPP	—	—	1

	—	(1)	2

During the years ended December 31, 2003 and 2002, no options or awards were granted over any ordinary shares of the Company.

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

A summary of the status of the Company’s performance-based share option plans as of December 31, 2003, 2002, and 2001 and changes during the years ended on those dates are presented below:

	Number of shares	2003 Weighted average exercise price	Number of shares	2002 Weighted average exercise price	Number of shares	2001 Weighted average exercise price

Outstanding at beginning of year	90,057,243	137.3p	97,699,837	136.4p	52,503,409	173.2p
Granted	—	—	—	—	53,709,994	98.8p
Exercised	—	—	—	—	(1,210,816)	78.2p
Forfeited	(18,036,883)	189.0p	(7,642,594)	126.0p	(7,302,750)	134.3p

Outstanding at end of year	72,020,360	124.4p	90,057,243	137.3p	97,699,837	136.4p

Options exercisable at year end	43,737,285	141.2p	36,358,298	141.4p	16,577,655	132.0p

Weighted average fair value of options granted during the year		—		—		69.7p

Share options are forfeited due to employees leaving the Group before their share options become exercisable.

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

The following table summarizes information about the Company’s performance-based share option plans outstanding at December 31, 2003.

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding at December 31, 2003	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2003	Weighted average exercise price

65.7 – 76.8p	12,157,985	7.0 yrs	74.5p	5,982,133	74.0p
81.5 – 82.5p	1,843,552	7.6 yrs	81.6p	300,164	81.7p
84.6 – 99.9p	1,158,591	1.4 yrs	89.9p	1,158,591	89.9p
102.0 – 109.1p	31,916,053	7.1 yrs	103.8p	14,531,391	103.4p
114.0 – 125.9p	10,036,792	6.8 yrs	118.9p	6,863,150	118.3p
130.4 – 140.9p	642,123	3.3 yrs	139.6p	642,123	139.6p
160.0 – 170.0p	1,456,459	6.4 yrs	166.4p	1,456,459	166.4p
202.4 – 235.0p	12,324,004	6.5 yrs	229.8p	12,318,473	229.7p
237.3 – 249.4p	250,685	6.3 yrs	238.7p	250,685	238.7p
274.3 – 276.5p	29,019	5.4 yrs	275.7p	29,019	275.7p
289.0 – 294.8p	205,097	5.8 yrs	290.7p	205,097	290.7p

65.7 – 294.8p	72,020,360	6.8 yrs	124.4p	43,737,285	141.2p

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

A summary of the status of the Company’s fixed share option plan as of December 31, 2003, 2002, and 2001 and the changes during the years ended on those dates are presented below:

	Number of shares	2003 Weighted average exercise price	Number of shares	2002 Weighted average exercise price	Number of shares	2001 Weighted average exercise price

Outstanding at beginning of year	8,969,286	78.0p	21,519,334	80.5p	26,635,135	91.1p
Granted	—	—	—	—	9,205,135	60.3p
Exercised	—	—	—	—	(4,380,809)	57.3p
Forfeited	(3,657,727)	82.4p	(12,550,048)	82.3p	(9,940,127)	100.4p

Outstanding at end of year	5,311,559	75.0p	8,969,286	78.0p	21,519,334	80.5p

Options exercisable at year end	5,953	115.9p	36,272	159.1p	72,926	98.0p

Weighted average fair value of options granted during the year	—	—	—	—	—	33.3p

Share options are forfeited due to employees leaving the Group before their share options become exercisable.

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

The following table summarizes information about the Company’s fixed share options outstanding at December

31, 2003:

	Options outstanding
Range of exercise prices	Number outstanding at December 31, 2003	Weighted average remaining contractual life

58.5 – 88.3p	5,295,008	1.0 yrs
115.9 – 191.0p	16,551	0.9 yrs

58.5 – 191.0p	5,311,559	1.0 yrs

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

The compensation charge related to each award is based on the share price of the ordinary shares on the date the award was made.

A summary of the status of the RSS at December 31, 2003, 2002, and 2001 and changes during the years ended on those dates are presented below:

	2003	2002	2001
	Number of shares	Number of shares	Number of shares

Outstanding at beginning of year	493,034	530,855	358,316
Granted	—	—	248,595
Exercised	(163,982)	(37,821)	(76,056)

Outstanding at end of year	329,052	493,034	530,855

Awards exercisable at year end	80,457	214,114	38,338

Weighted average fair value of awards granted during the year	—	—	£1.10

At December 31, 2003, the 329,052 awards outstanding and the 80,457 awards exercisable have weighted average remaining contractual lives of 6.8 years and 4.6 years respectively.

Deferred compensation cost relating to RSS is £57,000 (2002: £38,000, 2001: £478,000).

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

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

A summary of the status of the LTIP at December 31, 2003, 2002, and 2001 and changes during the years ended on those dates are presented below:

	2003	2002	2001
	Number of shares	Number of shares	Number of shares

Outstanding at beginning of year	423,272	1,566,507	2,714,552
Granted	—	—	910,730
Exercised	(42,448)	(29,502)	(1,220,362)
Forfeited	(314,703)	(1,113,733)	(838,413)

Outstanding at end of year	66,121	423,272	1,566,507

Awards exercisable at year end	66,121	108,569	265,939

Weighted average fair value of awards granted during the year	—	—	£1.09

Share awards are forfeited due to employees leaving the Group before their share options become exercisable or due to performance criteria not being met.

Deferred compensation cost relating to the LTIP is £0 (2002: £0, 2001: £189,000).

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

A summary of the status of the Company’s EPP at December 31, 2003, 2002, and 2001 and the changes during the years ended on those dates are presented below:

	2003	2002	2001
	Number of shares	Number of shares	Number of shares

Outstanding at beginning of year	305,570	572,053	1,193,839
Exercised	(103,394)	(256,790)	(579,430)
Forfeited	(5,467)	(9,693)	(42,356)

Outstanding at end of year	196,709	305,570	572,053

Awards exercisable at year end	196,709	123,168	26,443

Share awards are forfeited due to employees leaving the Group before their share options become exercisable.

Deferred compensation cost relating to the EPP is £0 (2002: £80,000, 2001: £419,000).

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

20    ACCUMULATED OTHER COMPREHENSIVE INCOME

	2003 Gains/(losses) on mark to market of cashflow hedges	2002 Gains/(losses) on mark to market of cashflow hedges
	£ million	£ million

Balance at January 1	(11)	37
Amounts reclassified into earnings	11	(48)

Balance at December 31	—	(11)

The amounts reclassified into earnings are detailed in note 5.

21    COMMITMENTS AND CONTINGENCIES

Restricted cash

At December 31, 2003, the Group has cash restricted as to use of £13 million (2002: £12 million) which provides security for leasing obligations.

As a condition of the proposed amended Senior Secured Facility, currently under negotiation, the Group would be required to repay immediately, an advance of £160 million. The Group currently holds this £160 million within cash at bank and in hand. This advance was originally issued to the Group under the exisiting Senior Secured Facility on September 27, 2002.

Other commitments

The amount of capital expenditure authorized by the Group for which no provision has been made in the consolidated financial statements is as follows:

	2003 £ million	2002 £ million

Contracted	12	13

In addition the Group has contracted to buy £23 million (2002: £28 million) of programming rights for which the license period has not yet started.

Capital and operating leases

The Group leases a number of assets under arrangements accounted for as capital leases, as follows:

	Acquisition costs £ million	Accumulated depreciation £ million	Net book Value £ million

At December 31, 2003 :
Electronic equipment	131	(95)	36
Other equipment	221	(170)	51
At December 31, 2002 :
Electronic equipment	283	(185)	98
Other equipment	118	(58)	60

Depreciation charged on these assets was £41 million and £44 million for the years ended December 31, 2003 and 2002 respectively.

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

The Group leases business offices and uses certain equipment under lease arrangements accounted for as operating leases. Minimum rental expense under such arrangements amounted to £18 million, £21 million and £19 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Future minimum lease payments under capital and operating leases are summarized as follows as of December 31, 2003 after taking into consideration default on certain capital leases:

	Capital leases £ million	Operating leases £ million

2004	100	14
2005	23	13
2006	17	13
2007	12	12
2008	8	10
2009 and thereafter	—	80

	160	142
Imputed interest	(20)

	140
Less current portion	(89)

Long term portion	51

It is expected that, in the normal course of business, expiring leases will be renewed or replaced.

The Group leases capacity on its network to other telecommunications companies. These leases are accounted for as operating leases and revenues received are recognized over the life of the leases as follows:

£ million

2004	5
2005	3
2006	1
2007	1
2008	1
2009 and thereafter	5

The assets held under these leases are accounted for as follows:

	Acquisition costs £ million	Accumulated depreciation £ million	Net Book Value £ million

At December 31, 2003 Cable and ducting	45	(7)	38
At December 31, 2002 Cable and ducting	45	(5)	40

Depreciation charged on these assets was £2 million and £2 million for the years ended December 31, 2003 and 2002 respectively.

Contingent liabilities

The Group has provided performance bonds in respect of its national license and to local authorities up to a maximum amount of £6 million (2002: £6 million).

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

The Group is a party to various other legal proceedings in the ordinary course of business which it does not believe will result, in aggregate, in a material adverse effect on its financial condition or results of operations.

22    RELATED PARTY TRANSACTIONS

Identity of relevant related parties

Liberty Media, Inc (“Liberty”) has been a related party of the Group, in that it controlled, directly or indirectly, more than 20% of the voting rights of the Group in 2002 and for the majority of 2003.

IDT Corporation (“IDT”) is a related party of the Group, in that following its acquisition of Microsoft’s holding in the Company on May 23, 2003, it controls, directly or indirectly, more than 20% of the voting rights of the Group. Prior to this date Microsoft was a related party of the Group for the same reasons during 2002 and up to May 23, 2003.

UKTV is a related party of the Group, as the Group owns 50% of the voting rights.

In 2001 Sit-Up Limited (“Sit-Up”) became a related party when the Group sold its shareholding in Screenshop to Sit-Up in return for a 36.36% shareholding.

Nature of transactions

The Group had no related party transactions with IDT.

The Group purchases software and consultancy services from Microsoft, on normal commercial terms. Purchases in the year ended December 31, 2003 amounted to £0 (2002: £1 million, 2001: £2 million). The balance outstanding in respect of these purchases was £0 at December 31, 2003, 2002 and 2001.

The Group has billed overheads and costs incurred on their behalf to UKTV and Sit-Up of £7 million and £1 million (2002: £11 million and £1 million, 2001: £8 million and £1 million) respectively. The Group has also made a loan to UKTV. Interest charged on this loan was £10 million (2002: £12 million, 2001: £12 million). Amounts due from UKTV and Sit-Up at December 31, 2003 were £197 million and £0 respectively (2002: £208 million and £4 million, 2001: £218 million and £0) respectively.

In the normal course of its business the Group purchases programming from UKTV on normal commercial terms. Purchases in the year ended December 31, 2003 were £12 million (2002: £13 million, 2001: £9 million). The balance due to UKTV at December 31, 2003 was £0 (2002: £0, 2001: £2 million).

23    SUBSEQUENT EVENTS AND FINANCIAL RESTRUCTURING

The Group is renegotiating its bank facilities and debt financing arrangements. Further details of the proposed Financial Restructuring are included in note 2.

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

24    QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	2003
	Total	Fourth quarter	Third quarter Restated	Second quarter Restated	First quarter Restated
	£ million	£ million	£ million	£ million	£ million

Revenue	1,298	331	325	323	319
Gross profit	510	131	132	124	123
Operating profit	20	10	5	3	2
Finance (expenses)/gains, net	(196)	69	(99)	1	(167)
Net (loss)/income	(183)	64	(89)	5	(163)
Basic and diluted (loss)/income per ordinary share	(6p )	2p	(3p )	0p	(5p )

	2002
	Total Restated	Fourth quarter* Restated	Third quarter	Second quarter	First quarter
	£ million	£ million	£ million	£ million	£ million

Revenue	1,283	307	323	334	319
Gross profit*	(469)	(764)	97	100	98
Operating loss*	(2,440)	(2,349)	(31)	(29)	(31)
Finance expenses, net	(296)	(65)	(70)	(61)	(100)
Net loss	(2,789)	(2,471)	(134)	(59)	(125)
Basic and diluted loss per ordinary share	(97p )	(86p )	(5p )	(2p )	(4p )

*	In the fourth quarter of 2002, the Group recorded a goodwill impairment charge of £1,445 million, wrote down the value of its investments in affiliates by £130 million and recorded a fixed asset impairment charge of £841 million.

Finance expenses include foreign exchange gains and losses on the retranslation or valuation of US Dollar-denominated financial instruments using period end exchange rates and market valuations.

25    SEGMENTAL INFORMATION

The Group applies SFAS 131, Disclosures about Segments of an Enterprise and Related Information. SFAS 131 establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, and geographic areas. Operating segments are defined as a component of an enterprise that (a) engages in business activities from which it may earn revenues and incur expenses, (b) whose operating results are regularly reviewed by the enterprise’s chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance, and (c) for which discrete financial information is available. The Group’s chief operating decision-maker is its Acting Chief Executive Officer. The Group operates two operating segments: Cable and Content. The chief operating decision-maker receives disaggregated financial and subscriber data for the Cable operating segment, covering telephony, television and internet product lines; while support, service and network costs are compiled at the operating segment level. The internet product lines comprise internet sales and, until November 2002, when the sales ceased, sales of cable publications. The Content operating segment supplies TV programming to the UK pay-television broadcasting market and its operating results, which are naturally separate from the Cable operating segment, are regularly reviewed by the chief operating decision-maker.

Notes to the Consolidated Financial Statements

years ended December 31, 2003, 2002 and 2001

The following tables present summarized financial information relating to the reportable segments for each of the three years ended December 31, 2003:

	2003		2002
	(Note 2)	2003	Restated	2001
	$ million	£ million	£ million	£ million

CABLE SEGMENT
Cable television	565	317	336	329
Consumer telephony	839	470	495	488
Internet and other	214	120	63	40

Total Consumer Sales Division	1,618	907	894	857
Business Sales Division	496	278	283	268

Third party revenue	2,114	1,185	1,177	1,125
Operating costs and expenses	(1,393)	(781)	(828)	(822)
Depreciation[3]	(680)	(381)	(1,326)	(453)
Amortization of goodwill[2]	—	—	(1,016)	(82)

Operating profit/(loss)	41	23	(1,993)	(232)

Share of net loss of affiliates	—	—	—	(5)
Additions to property and equipment	394	221	458	649
Investment in affiliates	—	—	3	2
Goodwill	546	306	306	1,322
Total assets	5,929	3,323	3,624	5,093

CONTENT SEGMENT
Content Segment	220	123	121	143
Inter-segmental[1]	(18)	(10)	(15)	(14)

Third party revenue	202	113	106	129
Operating costs and expenses	(193)	(108)	(114)	(135)
Depreciation[3]	(14)	(8)	(10)	(16)
Amortization of goodwill[2]	—	—	(429)	(867)

Operating loss	(5)	(3)	(447)	(889)

Share of net profit/(loss) of affiliates and impairment	2	1	(118)	(211)
Additions to property and equipment	4	2	3	4
Investment in affiliates	646	362	373	545
Goodwill	252	141	141	570
Total assets	1,010	566	471	1,239

TOTAL
Cable television	565	317	336	329
Consumer telephony	839	470	495	488
Internet and other	214	120	63	40

Total Consumer Sales Division	1,618	907	894	857
Business Sales Division	496	278	283	268

Total Cable Segment	2,114	1,185	1,177	1,125
Content segment	220	123	121	143
Inter-segmental[1]	(18)	(10)	(15)	(14)

Total revenue	2,316	1,298	1,283	1,254
Operating costs and expenses	(1,586)	(889)	(942)	(957)
Depreciation[3]	(694)	(389)	(1,336)	(469)
Amortization of goodwill[2]	—	—	(1,445)	(949)

Operating profit/(loss)	36	20	(2,440)	(1,121)
Other expense[2]	(334)	(187)	(377)	(690)
Income tax (charge)/benefit	(29)	(16)	28	70

Net loss	(327)	(183)	(2,789)	(1,741)

Share of net profit/(loss) of affiliates and impairment	2	1	(118)	(216)
Additions to property and equipment	398	223	461	653
Investment in affiliates	646	362	376	547
Goodwill	798	447	447	1,892
Total assets	6,939	3,889	4,095	6,332

[1]	Inter-segmental revenues are revenues from sales in our Content Segment which are costs in our Cable Segment and are eliminated on consolidation.[2] In the fourth quarter of 2002, the Group recorded a goodwill impairment charge of £1,445 million and wrote down the value of its investments in affiliates by £130 million. In the fourth quarter of 2001, the Group recorded a goodwill impairment charge of £766 million and wrote down the value of its investments in affiliates by £202 million. [3] In the fourth quarter of 2002, the Group recorded a fixed asset impairment charge of £841 million.

Exhibit Index

1.1	Memorandum of Association of the Company. (Incorporated by reference to the Company’s Registration Statement on Form 8-B, filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

1.2	Amended and Restated Articles of Association of the Company. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)

2.1	Senior Debenture Indenture, dated as of October 3, 1995, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

2.2	Senior Discount Debenture Indenture, dated as of October 3, 1995, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

2.3	Form of Senior Debenture (included in Exhibit 2.1).

2.4	Form of Senior Discount Debenture (included in Exhibit 2.2).

2.5	Deposit Agreement, dated as of October 3, 1995, between the Company and The Bank of New York, as Book-Entry Depositary. (Incorporated by reference to the Company’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

2.6	Indenture, dated as of November 9, 1998, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

2.7	Form of Senior Note (included in Exhibit 2.6).

2.8	Deposit Agreement between the Company and The Bank of New York, as Book-Entry Depositary, dated as of November 9, 1998. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

2.9	Registration Rights Agreement, dated November 9, 1998, among the Company, Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated and TD Securities (USA) Inc. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

2.10	Indenture, dated as of February 19, 1999, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

2.11	Form of Senior Convertible Note (included in Exhibit 2.10).

2.12	Deposit and Custody Agreement among the Company, Citibank (Channel Islands) Limited, as Book-Entry Depositary, Citibank, N.A., Brussels Branch, as Note Custodian, and The Bank of New York, as Trustee, dated February 19, 1999. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

2.13	Indenture, dated as of April 15, 1999, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to the Company’s Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)

2.14	Form of Senior Discount Note (included in Exhibit 2.13).

2.15	Dollar Deposit Agreement between the Company and The Bank of New York, as Book-Entry Depositary, dated as of April 15, 1999. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 13, 2000 (Registration No. 333-11630).)

2.16	Sterling Deposit Agreement among the Company, The Bank of New York Trust Company (Cayman) Ltd., as Book-Entry Depositary, and The Bank of New York, as Note Custodian, dated as of April 15, 1999. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 13, 2000 (Registration No. 333-11630).)

2.17	Registration Rights Agreement, dated April 15, 1999, among the Company, Donaldson, Lufkin & Jenrette International, CIBC Wood Gundy plc, Chase Manhattan International Limited and Salomon Brothers International Limited. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 13, 2000 (Registration No. 333-11630).)

2.18	Loan Agreement by and among Telewest Communications Networks Limited and certain of the Company’s subsidiaries and associated partnerships, as borrower, The Bank of New York, CIBC World Markets plc, Chase Manhattan plc and Toronto-Dominion Bank Europe, Limited, as lead arrangers, the banks and financial institutions listed therein and CIBC Markets World Markets plc as agent and security trustee, dated as of May 17, 1999. (Incorporated by reference to the Company’s Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)

2.19	Indenture, dated January 25, 2000, between the Company and The Bank of New York, as Trustee. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002)

2.20	Form of Senior Discount Note (included in Exhibit 2.19).

2.21	Form of Senior Note (included in Exhibit 2.19).

2.22	Dollar Deposit Agreement, dated as of January 25, 2000, among the Company, The Bank of New York, as book-entry depositary, The Bank of New York, as trustee, and the holders and beneficial owners of certificateless depositary interests. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on September 1, 2000 (Registration No. 333-12462).)

2.23	Sterling Deposit Agreement, dated as of January 25, 2000, among the Company, The Bank of New York Trust Company (Cayman) Limited, as book-entry depositary, The Bank of New York, as note custodian, The Bank of New York, as Trustee, and the holders and beneficial owners of certificated depositary interests. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on September 1, 2000 (Registration No. 333-12462).)

2.24	Registration Rights Agreement, dated January 25, 2000, among the Company, Donaldson, Lufkin & Jenrette International, Bank of America International Limited, Deutsche Bank AG London and Salomon Brothers International Limited. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on September 1, 2000 (Registration No. 333-12462).)

2.25	Indenture, dated July 7, 2000, among the Company, Telewest Finance (Jersey) Limited and The Bank of New York, as Trustee. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002)

2.26	Form of Senior Convertible Note (included in Exhibit 2.25).

2.27	Loan Agreement, dated March 16, 2001, for Credit Facilities of £2,000,000,000 together with an Institutional Facility of up to £250,000,000, among Telewest Communications Networks Limited and the parties named therein. (Incorporated by reference to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on May 24, 2002.)

2.28	Letter Amendment, dated January 2, 2002, from CIBC World Markets to Telewest Communications Networks Limited amending the Loan Agreement referred to in Exhibit 2.27. (Incorporated by reference to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on May 24, 2002.)

2.29	Form of Supplemental Deed relating to the Loan Agreement, dated March 16, 2001, for Credit Facilities of £2,030,000,000 together with an Institutional Facility of up to £125,000,000, among Telewest Communications Networks Limited and the parties named therein (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

2.30	Form of Loan Agreement for Credit Facilities of £2,030,000,000 together with an Institutional Facility of up to £125,000,000, among Telewest Communications Networks Limited and the parties named therein (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

2.31	Form of Commitment Letter from CIBC World Markets plc to Telewest Communications Networks Limited, Telewest Communications plc, Telewest Global, Inc. and Telewest UK Limited relating to the Supplemental Deed referred to in Exhibit 10.4 (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

2.32	5.00% Accreting Convertible Note due 2003 in the initial principal amount of £220,000,000 issued on November 1, 2000 to Deutsche Telekom AG. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

2.33	5.00% Accreting Convertible Note due 2003 in the initial principal amount of £30,000,000 issued on January 15, 2001 to Deutsche Telekom AG. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

2.34	5.00% Accreting Convertible Note due 2003 in the initial principal amount of £3,500,000 issued on April 2, 2001 to Deutsche Telekom AG. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

Note: No long-term debt instrument issued by the Company (other than as set forth above) exceeds 10% of the consolidated total assets of the Company and its subsidiaries. In accordance with paragraph (b)4(iii) of Item 601 of Regulation S-K, the Company will furnish to the SEC upon request copies of long-term instruments and related agreements.

4.1	Relationship Agreement, dated as of November 22, 1994, by and among Old Telewest, certain subsidiaries of TCI, and certain subsidiaries of MediaOne as superseded by Exhibit 10.55. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.2	Registration Rights Agreement, dated October 3, 1995, among the Company, the TINTA Affiliate, the MediaOne Affiliates, the SBC Affiliates and the Cox Affiliate. (Incorporated by reference to the Company’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

4.3	Tax Deed, dated November 22, 1994, between TCI International Holdings, Inc., U S WEST Holdings and Old Telewest. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.4	Trademark License Agreement, effective as of November 22, 1994, between Old Telewest and U S WEST. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.5	Tradename Agreement, effective as of November 22, 1994, between Old Telewest, TCI and TCI/U S WEST Cable Communications Group (“TUCCI”). (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.6	Tax Deed, dated October 3, 1995, among the Company, the SBC Affiliates and the Cox Affiliate. (Incorporated by reference to the Company’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

4.7	Agreement, dated December 4, 1987, between United Cable Television Corporation on behalf of itself and United Artists Communications, Inc. and Trans-Global (UK) Limited. (Incorporated by reference to Old Telewest’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 29, 1994, as amended (Registration No. 33-78398).)

4.8	Agreement to License and Provide Consulting Services, effective as of November 22, 1994, between Old Telewest and TCI. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.9	Form of BT Interconnect Agreement, a copy of which was executed by BT and various of the Company’s affiliated entities. (Incorporated by reference to the Company’s 1997 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1997.)

4.10	Interconnection Agreement, dated July 15, 1994, between Mercury Communications Limited (“Mercury”) and United Artists Communications (Scotland) Limited. (Incorporated by reference to Old Telewest’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 29, 1994, as amended (Registration No. 33-78398).) (2)

4.11	Mercury Marketing and Operations Agreement, dated August 10, 1993, between Telewest CGL and Mercury. (Incorporated by reference to Old Telewest’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 29, 1994, as amended (Registration No. 33-78398).) (2)

4.12	Letter Agreement, dated August 23, 1995, between SBCC and Mercury. (Incorporated by reference to the Company’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.) (3)

4.13	General Purchasing Agreement, dated March 1, 1993, among Telewest CGL, various entities related to Telewest CGL, and Northern Telecom Europe Limited (the “General Purchasing Agreement”). (Incorporated by reference to Amendment No. 1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Securities and Exchange Commission on June 19, 1998.) (2)

4.14	Purchase Agreement, dated August 27, 1993, between Southwestern Bell International Holdings and GPT Limited. (Incorporated by reference to the Company’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.15	The Old Telewest Restricted Share Scheme. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.16	The Telewest 1995 Restricted Share Scheme. (Incorporated by reference to the Company’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.17	The Old Telewest Sharesave Scheme. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.18	The Telewest 1995 Sharesave Scheme. (Incorporated by reference to the Company’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.19	The Old Telewest Executive Share Option Scheme No. 1. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.20	The Telewest 1995 Executive Share Option Scheme No. 1. (Incorporated by reference to the Company’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.21	The Old Telewest Executive Share Option Scheme No. 2. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.22	The Telewest 1995 Executive Share Option Scheme No. 2. (Incorporated by reference to the Company’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.23	The Old Telewest Share Participation Scheme. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

4.24	The Telewest 1995 Share Participation Scheme. (Incorporated by reference to the Company’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

4.25	Amended and Restated Deposit Agreement, dated as of November 30, 1994 (as amended as of October 2, 1995), among the Company, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued thereunder. (Incorporated by reference to the Company’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

4.26	Form of American Depositary Receipt (included in Exhibit 4.25).

4.27	Amendments number 1 through 9 to the General Purchasing Agreement referred to in Exhibit 4.13. (Incorporated by reference to Amendment No. 1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Securities and Exchange Commission on June 19, 1998.) (3)

4.28	Employment Agreement, dated August 7, 1997, between Charles Burdick and Telewest CGL (Incorporated by reference to Telewest’s Annual Report on Form 10-K for the period ended December 31, 1997 filed with the Securities and Exchange Commission on March 31, 1998.)

4.29	Amended and Restated Relationship Agreement, dated as of June 26, 1998, by and among the Company, the MediaOne Affiliates, TINTA, the TINTA Affiliate, Cox, the Cox Affiliate, SBC International, Inc. and the SBC Affiliate. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

4.30	Form of Amendment No. 1 to the Registration Rights Agreement by and among the Company, the Liberty Media Affiliate, the MediaOne Affiliates, the SBC Affiliate, Southwestern Bell International Holdings (UK-2) Corporation, the Cox Affiliate, GUHL and Vivendi. (Incorporated by reference to the Company’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on June 29, 1998 (Registration No. 33-50201).)

4.31	Employment Agreement, dated September 21, 1998, between Anthony Illsley (former chief executive officer of the Company) and the Company, as amended on January 17, 2000. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)

4.32	Amended and Restated Relationship Agreement, dated as of May 21, 1999, by and among the Company, the MediaOne Affiliates, Liberty Media International and the Liberty Media International Affiliate. (Incorporated by reference to the Company’s 1998 Annual Report on Form 20-F as filed with the Securities and Exchange Commission on June 30, 1999.)

4.33	Form of draft Amended and Restated Relationship Agreement, by and among the Company, Microsoft, the MediaOne Affiliates and the Liberty Media Affiliate. (Incorporated by reference to the Company’s Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)

4.34	Form of Amendment No. 2 to the Registration Rights Agreement, by and among the Company, Microsoft, The MediaOne Affiliates and the Liberty Media Affiliate. (Incorporated by reference to the Company’s Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)

4.35	Agreement Relating to the Merger of Flextech and the Company, dated December 16, 1999, between the Company and Flextech. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)

4.36	Employment Agreement, dated December 1, 1999, between Anthony W.P. Stenham and the Company. (Incorporated by reference to the Company’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)

4.37	Form of Service Agreement between Mark Luiz and Flextech plc, as amended. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.38	Form of Service Agreement between Adam Singer and Flextech plc. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.39	Employment Agreement, dated October 21, 1998, between Stephen Cook and the Company. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.40	Form of the Telewest 2000 All Employee Share Scheme. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.41	Amendment Agreement Relating to the Revised New Relationship Agreement, dated as of May 18, 2001, between Microsoft, Liberty Media International, Inc., Liberty UK Holdings, Inc., Liberty UK, Inc. and the Company (Incorporated by reference to Amendment No. 3 to Statement on Schedule 13-D of Liberty Media filed with the Securities and Exchange Commission on November 23, 2001.)

4.42	Appointment as Non-Executive Chairman of the Board of Directors of the Company, effective from December 1, 1999, as amended, between Anthony W.P. Stenham and the Company. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.43	Telewest Long Term Incentive Plan. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)
4.44	Telewest Equity Participation Plan. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.45	Amendment to Service Agreement, dated October 14, 1998, between Charles Burdick and the Company. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.46	Form of Registration Rights Agreement among Telewest Global, Inc., and Holders listed on the Signature pages thereto (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.47	Rights Agreement, dated March 25, 2004, between Telewest Global, Inc. and The Bank of New York, a New York trust company (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.48	Term Sheet dated August 14, 2003 among Telewest Communications plc, Telewest Finance (Jersey) Limited, W.R. Huff Asset Management Co., L.L.C., the members of the Bondholder Committee, Liberty Media Corporation and IDT Corporation (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.49	Explanatory Statement relating to the Telewest Communications plc and Telewest Finance (Jersey) Limited Schemes of Arrangement (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.50	Telewest Communications plc Scheme of Arrangement (included in exhibit 4.49)

4.51	Telewest Finance (Jersey) Limited Scheme of Arrangement (included in exhibit 4.49)

4.52	Form of Transfer Agreement among Telewest Communications plc, Telewest Global, Inc. and Telewest UK Limited (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.53	Form of Noteholder Voting Agreement among Telewest Communications plc, Telewest Finance (Jersey) Limited and certain noteholders relating to the voting of notes in the schemes of arrangement (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.54	Form of Amendment and Release Agreement among Telewest Communications plc, Telewest Finance (Jersey) Limited and certain noteholders relating to the voting of notes in the schemes of arrangement (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.55	Form of Voting Agreement of Liberty Media relating to the voting of its ordinary shares and notes and termination of the Relationship Agreement (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.56	Form of Termination Agreement among Liberty Media International Holdings LLC and Telewest Communications plc. (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.57	Form of Voting Agreement of IDT Corporation relating to the voting of its ordinary shares (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.58	Form of Escrow Agent Agreement among Telewest Communications plc, Telewest Finance (Jersey) Limited, The Bank of New York, Innisfree Incorporated and Telewest Global, Inc. (included in exhibit 10.33)

4.59	Form of Waiver and Agreement Letter among Telewest Communications plc, Telewest Communications Networks Limited and Royal Bank of Scotland (Industrial Leasing) Limited for itself and as agent for W. & G. Lease Finance Limited and W. & G. Equipment Leasing Limited (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.60	Form of Terms Letter among Telewest Communications plc, Telewest Communications Networks Limited, Royal Bank Leasing Limited and Royal Bank of Scotland (Industrial Leasing) Limited for itself and as agent for W. & G. Lease Finance Limited and W. & G. Equipment Leasing Limited (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.61	Form of Heads of Terms among JP Morgan Chase plc, Royal Bank of Scotland plc, Crédit Agricole Indosuez, The Bank of New York, Telewest Communications plc and Telewest Communications Networks Limited (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.62	Form of Settlement Deed among Crédit Agricole Indosuez, Telewest Communications plc and Telewest Communications Networks Limited (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.63	Form of Settlement Deed among The Bank of New York, Telewest Communications plc and Telewest Communications Networks Limited (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.64	Form of Settlement Deed among the Royal Bank of Scotland plc, Telewest Communications plc and Telewest Communications Networks Limited (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.65	Form of Settlement Deed among the JP Morgan Chase Bank, Telewest Communications plc and Telewest Communications Networks Limited (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.66	Form of Release Agreement, between Telewest Communications plc, certain of its officers, directors and affiliates (including Liberty Media and IDT) and Eximius Capital Funding, Ltd., Angelo Gordon & Co., L.P., Oaktree Capital Management LLC, Capital Research and Management Company, Goldentree Asset Management, LP, W.R. Huff CM, L.L.C., WRH High Yield Partners, L.P. and QWest Occupational Health Trust (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.67	Letter Agreement, dated February 18, 2004, between Charles Burdick and Telewest Communications plc (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.68	Letter Agreement, dated February 18, 2004, between Barry Elson and Telewest Global Inc. (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

4.69	Letter Agreement, dated February 13, 2004, between Barry Elson and Telewest Communications plc (Incorporated by reference to Telewest Global, Inc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on April 28, 2004 (Registration No. 333-110815).)

7	Computation of deficiency of earnings to fixed charges. (1)

8	List of Subsidiaries of the Company. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

12.1	Certification pursuant to Rule 15d-14(a), as adopted by Section 302 of the Sarbanes-Oxley Act of 2002, signed by Barry R. Elson, Acting Chief Executive Officer. (1)

12.2	Certification pursuant to Rule 15d-14(a), as adopted by Section 302 of the Sarbanes-Oxley Act of 2002, signed by Neil Smith, Group Finance Director. (1)

13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, signed by Barry R. Elson, Acting Chief Executive Officer. (1)

13.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, signed by Neil Smith, Group Finance Director. (1)

(1)	Filed herewith.
(2)	Portions of this agreement have been accorded confidential treatment by the Securities and Exchange Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.
(3)	Portions of this agreement have been accorded confidential treatment by the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.