Form 20-F
period 2004-12-31
TITAN CABLE PLC
filed 2005-06-30
CIK 949606

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 30, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number: 0-26840

Titan Cable plc
formerly
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
2,873,684,385 Ordinary Shares of 10 pence each
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

        Not applicable.

ITEM 3.    KEY INFORMATION

BASIS OF PRESENTATION OF INFORMATION

        In this Annual Report, the terms "the Company" and "Titan" refer to Titan Cable plc, previously Telewest Communications plc, and the term "Telewest" refers to Telewest Global, Inc., in each case together with their existing subsidiaries, except where the context requires otherwise. "Telewest UK" refers to Telewest UK Limited, a wholly owned subsidiary of Telewest.

Financial Information

        The financial statements and information with respect to the Titan group included in this Annual Report have been prepared in accordance with US GAAP.

        On July 14, 2004, Titan transferred substantially all of its assets, operations and liabilities to a subsidiary of Telewest in connection with a financial restructuring of the group, as described below under Item 4, Information on the Company—History and development of the Company (the "Financial Restructuring"). Since that date, Titan has carried on no operating activities. As a result, Titan's historical consolidated financial statements have been restated in accordance with Financial Accounting Standard No. 144 ("FAS 144"), Accounting for the Impairment or Disposal of Long-Lived Assets, and the former businesses of Titan treated as discontinued operations. For convenience purposes, the financial statements and information included in this Annual Report have been prepared as though the transfer of assets was completed as of July 1, 2004.

        On May 20, 2005, Titan's shareholders approved the appointment of Mr. James Robert Drummond Smith and Mr. Nicholas James Dargan, both of Deloitte & Touche LLP, as liquidators for the purpose of winding up the Company's affairs. As a result Titan is no longer a going concern.

        Titan's reporting currency is pounds sterling. On June 27, 2005 the Noon Buying Rate of the Federal Reserve Bank of New York was £1 =US$1.8252.

Executive Offices

        Titan's principal executive offices are located at 160 Great Portland Street, London W1W 5QA, United Kingdom. Its telephone number is (+44) 20 7299 5000.

A.    Selected Financial Data

        The following table presents Titan's selected historical consolidated financial data for each of the fiscal years 2000, 2001, 2002, 2003 and 2004. The consolidated financial statements for the five fiscal years ended December 31, 2004 have been audited by KPMG Audit Plc, an independent registered public accounting firm, and have been presented in accordance with US GAAP.

        The selected historical financial data for the years ended and as at December 31, 2004, 2003 and 2002 are extracted from Titan's consolidated financial statements and notes thereto, which are included elsewhere in this Annual Report.

        The selected historical financial data for the years ended and as at December 31, 2001 and 2000 have been prepared on the same basis as Titan's consolidated financial statements included in this Annual Report and, in the opinion of management, include all adjustments necessary for a fair presentation of Titan's financial position and results of operation for such periods.

        On July 14, 2004, Titan transferred substantially all of its assets, operations and liabilities to a subsidiary of Telewest Global, Inc. in connection with the Financial Restructuring. Since that date, Titan has carried on no operating activities. As a result, the historical consolidated financial data below and Titan's historical consolidated financial statements have been restated in accordance with FAS 144 and the former businesses of Titan treated as discontinued operations. For convenience purposes, the selected historical financial data below and Titan's consolidated financial statements have been prepared as though the transfer of assets was completed as of July 1, 2004.

	Year ended December 31,
	2000	2001	2002	2003	2004	2004(1)
	(in millions, except per share data)
Statement of Operations Data:
Operating Costs and Expenses
Selling, general and administrative expenses	£(1)	£—	£(27)	£(23)	£(30)	$(58)

Operating loss	£(1)	£—	£(27)	£(23)	£(30)	$(58)
Other income/(expense)
Interest income	1	1	3	4	2	4
Interest expense (including amortization of debt discount)	(289)	(329)	(338)	(334)	(161)	(308)
Foreign exchange (losses)/gains, net	(20)	(15)	218	266	38	73

Loss from continuing operations before income taxes	(309)	(343)	(144)	(87)	(151)	(289)
Income taxes	—	—	—	—	—	—

Loss from continuing operations after income taxes	(309)	(343)	(144)	(87)	(151)	(289)
Discontinued operations:
(Loss)/income from operations of discontinued business transferred to Telewest Global, Inc. (including profit on disposal of £2,706 million ($5,185 million) in 2004)	(446)	(1,398)	(2,645)	(96)	2,709	5,191
Income taxes	—	—	—	—	—	—

(Loss)/income from discontinued operations	(446)	(1,398)	(2,645)	(96)	2,709	5,191

Net (loss)/income	£(755)	£(1,741)	£(2,789)	£(183)	£2,558	$4,902

Basic and diluted (loss)/earnings per ordinary share	£(0.28)	£(0.60)	£(0.97)	£(0.06)	£0.89	$1.70
Weighted average number of ordinary shares outstanding (millions)	2,705	2,880	2,873	2,874	2,874	2,874
Other Financial Data:
Cash (used in)/provided by operating activities	£(4)	£13	£103	£308	£170	$326
Cash used in investing activities	(556)	(561)	(365)	(212)	(587)	(1,125)
Cash provided by/(used in) financing activities	555	502	638	(59)	(10)	(19)
Working capital	(170)	(305)	(500)	(711)	—	—
Capital expenditure(2)	525	546	447	228	127	243
Balance Sheet Data (at year end):
Property and equipment, net	£3,289	£3,473	£2,598	£2,421	£—	$—
Total assets	7,324	6,332	4,095	3,889	1	2
Investments	784	547	376	362	—	—
Total debt (including short term)	4,254	4,897	5,450	5,293	—	—
Capital leases (including short term)	245	238	204	140	—	—
Shareholders' equity/(deficit)	2,145	451	(2,386)	(2,558)	—	—

(1)
Titan's reporting currency is pounds sterling (£). Some of the financial information as of and for the year ended December 31, 2004 has been translated into US dollars ($). The US dollar amounts are unaudited and presented solely for the convenience of the reader, at the rate of $1.9160 = £1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2004. The presentation of the US dollar amounts should not be construed as a representation that the sterling amounts could be so converted into US dollars at the rate indicated or at any other rate.

(2)
Represents cash paid for property and equipment, net of cash received upon dispositions of property and equipment, of £2 million, £2 million, £1 million, £0 and £0, respectively, for the years presented.

Exchange Rate Information

        Unless otherwise indicated, the translation of pounds sterling into US dollars is made at US$1.9160 per £1.00, the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004. The following tables set forth, for the periods indicated, the noon buying rate for pounds sterling expressed in US dollars per £1.00. No representation is made that pound sterling amounts have been, could have been or could be converted into, US dollars at the noon buying rate or at any other rate.

Year ended December 31,	Period End	Average Rate(1)	High	Low
2000	1.50	1.51	1.65	1.40
2001	1.45	1.44	1.50	1.37
2002	1.61	1.51	1.61	1.41
2003	1.78	1.65	1.78	1.55
2004	1.92	1.84	1.95	1.75
2005 (through June 27, 2005)	1.83	1.88	1.93	1.80

(1)
The average rate is the average of the noon buying rates on the last day of each month during the relevant period.

Month ended	Period End	High	Low
December 2004	1.92	1.95	1.91
January 2005	1.89	1.91	1.86
February 2005	1.92	1.92	1.86
March 2005	1.89	1.93	1.86
April 2005	1.91	1.92	1.87
May 2005	1.82	1.90	1.82
June 2005 (through June 27, 2005)	1.83	1.84	1.80

B.    Capitalization and indebtedness

        Not applicable.

C.    Reasons for the offer and use of proceeds

        Not applicable.

D.    Risk factors

        Titan has ceased operations, has no material assets, and is in the process of liquidation. Titan's shareholders will not receive any distribution in connection with the liquidation. As a result, Titan's ordinary shares have no economic value.

ITEM 4.    INFORMATION ON THE COMPANY

A.    History and development of the Company

        Titan's legal and commercial name is Titan Cable plc. Until May 25, 2005, Titan was known as Telewest Communications plc. Titan is a public limited company and was originally incorporated, in preparation for its initial public offering, under the English Companies Act 1985, or the Companies Act, on October 20, 1994. Titan's registered office is located at Export House, Cawsey Way, Woking, Surrey GU21 6QX, England, and its telephone number is (+44) 1483 750 900.

        During the 1980s and early 1990s, Liberty Media Corporation ("Liberty Media") and MediaOne Group, Inc. ("MediaOne") acquired interests in various UK cable franchises. In December 1991, Liberty Media and MediaOne combined their respective UK cable interests by contributing certain of those interests to a joint venture that was managed by Liberty Media and MediaOne through various affiliates. In November 1994, Titan's predecessor, referred to as "Old Telewest," acquired all of the assets of that joint venture as well as certain other interests of Liberty Media and MediaOne in UK cable entities. Immediately after the acquisition, Old Telewest completed a public offering of its ordinary shares and American Depositary Shares, raising an aggregate of approximately £414 million, net of commissions and expenses. Immediately after the public offering was completed, Liberty Media and MediaOne each beneficially owned approximately 36.7% of the Old Telewest ordinary shares and 50% of the Old Telewest convertible preference shares.

        The following are important events in the development of Titan's business since its initial public offering:

  •
  In October 1995, Titan acquired the entire issued share capital of Old Telewest and SBC CableComms (UK), or SBCC, then the owner of seven cable franchises in the United Kingdom. Subsequent to the Old Telewest and SBCC acquisitions, Titan acquired several other UK cable franchises.

  •
  In September 1998, Titan acquired General Cable, then the owner of eight cable franchises in the United Kingdom and a 44.95% interest in Birmingham Cable in which Titan had historically held a 27.47% interest. Later in 1998, Titan acquired the remaining 27.58% interest in Birmingham Cable from Comcast UK (27.47%) and from several individual shareholders (0.11%).

  •
  With effect from November 23, 1999, Titan acquired the remaining 50% of Cable London that it did not already own.

  •
  On April 19, 2000, Titan completed its merger with Flextech, a key supplier of channels and related services in the United Kingdom.

  •
  On November 1, 2000, Titan completed its acquisition of Eurobell, a supplier of telephone, internet, data and cable TV services in the Southeast of England.

  •
  In April 2002, Titan began exploring a number of options to address its funding requirements, including discussions with, among others, an ad hoc committee of its noteholders and its senior lenders.

  •
  On October 1, 2002, Titan failed to pay a sum of approximately £10.5 million due to Crédit Agricole Indosuez on the maturity of a foreign currency swap contract, resulting in a technical default under Titan's outstanding debt securities, and a cross-default under Titan's existing senior secured credit facility and all of Titan's notes and debentures. On October 29, 2002, Crédit Agricole Indosuez presented a winding up petition in respect of Titan following its non-payment.

  •
  On September 12, 2003, after extensive negotiations with the ad hoc committee of its noteholders, its senior lenders, other creditors of Titan and its shareholders, Titan agreed to the conditions and structure of the Financial Restructuring.

  •
  On May 21, 2004, Titan's shareholders approved the transfer of substantially all of the assets and liabilities of Titan to a new Delaware holding company as part of its Financial Restructuring.

  •
  On July 15, 2004, the Financial Restructuring was completed resulting in:

  •
  the cancellation of all of the outstanding notes and debentures of Titan and its wholly owned finance subsidiary in return for the distribution of 98.5% of the common stock of Telewest and the distribution of the remaining 1.5% of the common stock of Telewest to Titan's shareholders;

    •
    the transfer of substantially all of the assets, operations and liabilities of Titan to Telewest; and

    •
    the cessation of dealings in Titan's shares on the London Stock Exchange and Titan's ADRs on the Nasdaq National Market, and the quotation of Telewest's common stock on the Nasdaq National Market.

  •
  On May 20, 2005, Titan's shareholders approved the appointment of liquidators for the purpose of winding up the Company's affairs and the change of the Company's name from Telewest Communications plc to Titan Cable plc.

        Titan's total capital expenditures (representing cash paid for property and equipment, net of cash received upon dispositions of property and equipment) for the years ended December 31, 2002, 2003 and 2004, were £447 million, £228 million and £127 million, respectively. As a result of the transfer of substantially all of its assets, operations and liabilities to a new holding company, in July of 2004, capital expenditure for the year ended December 31, 2004 only represents expenditures to July 14, 2004. Since that date, Titan has made no capital expenditures and under the terms of the agreement pursuant to which the transfer of assets was made, is effectively precluded from making further capital expenditures.

B.    Business overview

        As a result of the Financial Restructuring described above, Titan no longer has any operations. On May 20, 2005, Titan's shareholders approved the appointment of liquidators for the purpose of winding up the Company's affairs. Upon the appointment of the liquidators, the powers of the directors and officers of Titan ceased except as expressly sanctioned by the shareholders or the liquidators. The liquidators are broadly empowered to take actions necessary in connection with the winding up of Titan.

C.    Organizational structure

        Titan has one wholly owned finance subsidiary, Telewest Finance (Jersey) Limited, which is also currently in liquidation. Following completion of the Financial Restructuring, Titan ceased to have any control over the Telewest group of companies.

D.    Property, plant and equipment

        Titan's headquarters are located in Woking, Surrey. As a result of the Financial Restructuring of the group in July 2004, all of Titan's tangible fixed assets were transferred to a subsidiary of Telewest. Titan currently has no tangible fixed assets.

ITEM 5.    OPERATING AND FINANCIAL REVIEW

A.    Operating results

Critical Accounting Policies and Estimates

        Titan's accounting policies are summarized in note 4 to its consolidated financial statements. As stated above, the consolidated financial statements included in this Annual Report have been prepared in accordance with US GAAP, which require Titan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions included impairment of goodwill and long-lived assets, capitalization of labor and overhead costs and accounting for debt and financial instruments. Actual results could differ from those estimates.

        Titan considered the following policies and estimates to be the most critical in understanding the assumptions and judgments that are involved in preparing its financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

  •
  impairment of goodwill and long-lived assets;

  •
  capitalization of labor and overhead costs; and

  •
  accounting for debt and financial instruments.

Impairment of Goodwill and Long-Lived Assets

        All long-lived assets, including goodwill and investments in unconsolidated affiliates, were evaluated for impairment on the basis of estimated undiscounted cash flows whenever events or changes in circumstances indicated that the carrying amount of an asset might not be recoverable (and at least annually for goodwill). If an asset was determined to be impaired, it was written down to its estimated fair market value based on the best information available. Estimated fair market value was generally measured by discounting estimated future cash flows. Considerable management judgment was necessary to estimate discounted future cash flows and those estimates include inherent uncertainties, including those relating to the timing and amount of future cash flows and the discount rate used in the calculation. Assumptions used in these cash flows were consistent with Titan's internal forecasts.

Capitalization of Labor and Overhead Costs

        The telecommunications and cable industries are highly capital-intensive and a large portion of Titan's resources was spent on capital activities. Judgment was sometimes required to determine whether a project was capital in nature and whether certain costs were directly associated with a capital project. In particular, determining whether overhead was borne as a consequence of specific capital activities required some judgment.

        Titan capitalized that proportion of labor and overhead costs which was directly related to the development, construction and installation of fixed assets. These costs included payroll and related costs of employees and support costs such as rent and service costs. Titan regularly reviewed its capitalization policy and the nature of the costs being capitalized to ensure that such costs continued to be directly related to the development, construction and installation of fixed assets.

Accounting for Debt and Financial Instruments

        Titan managed its risks associated with foreign exchange rates and interest rates and used derivative financial instruments to hedge a portion of those risks. As a matter of policy, Titan did not use derivative financial instruments unless there was an underlying exposure and, therefore, Titan did not use derivative financial instruments for trading or speculative purposes. The evaluation of hedge effectiveness was subject to assumptions and judgments based on the terms and timing of the underlying exposures. All derivative financial instruments were recognized in the consolidated balance sheet at fair value. The fair value of Titan's derivative financial instruments was generally based on quotations from third-party financial institutions, which were market estimates of fair value that may have differed from the amounts that might have been realized if those instruments were monetized.

Results of Operations

        On July 14, 2004, Titan transferred substantially all of its assets, operations and liabilities to a subsidiary of Telewest in connection with the Financial Restructuring. For periods subsequent to the transfer, Titan's revenue and expenses effectively dropped to zero and its only assets consisted of its shares in Telewest Finance (Jersey) Limited, a former finance subsidiary with no assets, liabilities or operations, and a single share of Telewest. Since July 14, 2004, Titan has had no material operations.

        As a result of the foregoing, Titan's historical consolidated financial statements have been presented in accordance with Financial Accounting Standard No. 144 ("FAS 144"), Accounting for the Impairment or Disposal of Long-Lived Assets, and the former businesses of Titan treated as discontinued operations. Accordingly, they are not comparable to Titan's historical consolidated financial statements as prepared prior to July 14, 2004.

        On May 20, 2005, Titan's shareholders approved the appointment of liquidators for the purpose of winding up the Company's affairs. As a result, Titan will not generate any revenue or income in the future. It is anticipated that a final distribution will be made to Titan's creditors as part of its winding up. No distribution will be made to Titan's shareholders.

B.    Liquidity and capital resources

        Pursuant to the agreement by which Titan transferred substantially all of its assets, operations and liabilities to Telewest, Titan has held in trust funds sufficient to pay all known creditors' claims subsequent to the Financial Restructuring and the expenses of Titan's liquidators in connection with winding up the Company's affairs. Titan does not anticipate having or needing any additional sources of liquidity. Titan had no borrowings at December 31, 2004 and will have no future capital expenditures.

C.    Research and development, patents and licenses, etc.

        Prior to its cessation of operations in July of 2004, Titan's research and development was focused on evaluating changes in technology that could affect its television, telephony and internet services. Research and development expenditures, however, did not represent a material cost for Titan.

D.    Trend information

        Not applicable.

E.    Off-balance sheet arrangements

        Titan has no off-balance sheet arrangements.

F.     Tabular disclosure of contractual obligations

        Not applicable.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

        Prior to the completion of the Financial Restructuring in July of 2004 all of Titan's directors, other than Cob Stenham and Stephen Cook, resigned. All of Titan's senior management and employees were effectively transferred to Telewest as part of the transfer of Titan's assets, operations and liabilities on July 14, 2004. On May 20, 2005, Titan's shareholders approved the appointment of liquidators for the purpose of winding up the Company's affairs. Upon the appointment of the liquidators, the powers of the directors and officers of Titan ceased, except as expressly sanctioned by the shareholders or the liquidators. The liquidators are broadly empowered to take actions necessary in connection with the winding up of Titan.

A.    Directors and senior management

Board of Directors

        Titan's Board currently consists of two directors, one executive director and one independent non-executive director. The business address of the Titan directors is 160 Great Portland Street, London W1W 5QA, United Kingdom.

Name	Age	Position Held
Anthony (Cob) Stenham	73	Non-executive Chairman
Stephen Cook	45	Group Strategy Director and General Counsel

        During the year ended December 31, 2004 and to the date of this Annual Report, the following resigned as directors of Titan: Charles Burdick on February 18, 2004 and Denise Kingsmill and Anthony Rice on April 30, 2004.

        Anthony (Cob) Stenham.    Mr. Stenham has served as non-executive Chairman of Titan since December 1999 and served as a non-executive director and deputy Chairman from November 1994 until December 1999. From 1992 to 2003 he was a non-executive director of Standard Chartered plc and from 1990 to 1997 he was Chairman of Arjo Wiggins Appleton plc and a managing director of Bankers Trust Company from 1986 to 1990. Mr. Stenham also currently serves as non-executive Chairman of Ashtead Group plc, IFonline Group Limited and Whatsonwhen Limited. Mr. Stenham became Chairman of Telewest, which is now the parent company of the Telewest group, on March 2, 2004, effective as of February 19, 2004.

        Stephen Cook.    Mr. Cook has served as Group Strategy Director of Titan since April 2000 following the completion of the merger with Flextech. Mr. Cook has also served as General Counsel of Titan since August 2000. From October 1998 to April 2000, Mr. Cook served as General Counsel, Company Secretary and as an executive director of Flextech. Between April 1995 and October 1998, Mr. Cook was a partner with Wiggin and Co., Flextech's principal legal advisers, and a non-executive director of SMG plc from March 2000 until November 2002. Mr. Cook was a partner at the law firm of McGrigor Donald from May 1993 until April 1995. Mr. Cook was appointed Vice President, Group Strategy Director and General Counsel of Telewest, which is now the parent company of the Telewest group, on November 26, 2003.

Senior Executives

        The individuals set out below are senior executives of Titan.

Name	Age	Position Held
Barry R. Elson	63	Principal Executive Officer
Stephen Cook	45	Group Strategy Director and General Counsel
Neil Smith	40	Group Finance Director

        For biographical information concerning Stephen Cook see "—Board of Directors."

        Barry R. Elson.    Mr. Elson became Chairman and a director of Telewest on November 26, 2003. Mr. Elson resigned as Chairman, although not as a director, and was appointed Acting Chief Executive Officer of Titan through completion of the Financial Restructuring on February 18, 2004. Mr. Elson was also appointed to his current position of Acting Chief Executive Officer of Telewest on March 2, 2004 with effect from February 18, 2004. Mr. Elson has been a senior executive in the broadband-telephony-video industry for 18 years, almost 14 of those with Cox Communications in Atlanta where he rose through a series of senior line operating positions to be Executive Vice President of Operations with a company-wide $1.4 billion profit and loss responsibility. From 1997 to 2000, he was President of Conectiv Enterprises and Corporate Executive Vice President of Conectiv, a diversifying $4.2 billion energy company in the middle Atlantic states. Most recently, he was Chief Operating Officer of Urban Media, a Silicon Valley venture capital backed building centric CLEC start-up with nationwide operations, and President of Pilot Associates, a management consulting/coaching firm specializing in the broadband-telephony-video industry for Wall Street clients.

        Neil Smith.    Mr. Smith has served as Group Finance Director of Titan since September 1, 2003. Prior to that, Mr. Smith served as Deputy Group Finance Director of Titan from September 2002 to September 2003. Mr. Smith had previously served as Finance Director, Consumer Sales Division of Titan from August 2000 to September 2002, having joined Titan as Group Financial Controller in July 2000. Prior to that, Mr. Smith was Deputy Finance Director at Somerfield plc, a UK based food retailer, where Mr. Smith worked in many corporate finance roles since 1994. Mr. Smith was appointed Vice President and Chief Financial Officer of Telewest, which is now the parent company of the Telewest group, on November 26, 2003.

B.    Compensation

        The following table shows the remuneration paid to Titan's executive and non-executive directors for the year ended December 31, 2004. As a result of the completion of the Financial Restructuring in July of 2004, Titan ceased to be responsible for the compensation of its directors and officers as of July 14, 2004, after which their compensation was paid by Telewest or its subsidiaries.

	Annual compensation			Long-term compensation
	Salary	Bonus	Other annual compensation	All other compensation
	(£)	(£)	(£)	(£)
Executive
Charles Burdick (resigned February 18, 2004)	270,833	—	67,786	510,813
Stephen Cook	199,342	110,642	46,801	—
Non-executive
Denise Kingsmill (resigned April 30, 2004)	11,667	—	—	—
Anthony Rice (resigned April 30, 2004)	11,667	—	—	—
Anthony (Cob) Stenham	204,123	—	20,600	—

        Following the completion of the Financial Restructuring in July 2004 Titan has no bonus or profit sharing plans, there are no outstanding stock options for its directors, management and employees and has not set aside or accrued any amounts for pensions, retirement or similar benefits.

Former Directors and Compensation for Loss of Office

        Charles Burdick resigned as Group Managing Director and as a director of Titan and as President, Chief Executive Officer and a director of Telewest effective as of February 18, 2004. In connection with his resignation, Titan paid Mr. Burdick his current salary and benefits until the completion of the Financial Restructuring on July 15, 2004, at which point Titan paid Mr. Burdick a lump sum equal to one year's salary. In addition, Titan paid Mr. Burdick's legal advisors £1,000 in legal fees incurred in connection with his termination of employment, and Mr. Burdick £1,000 for certain amendments to his then existing service agreement pursuant to which Mr. Burdick agreed not to become employed or engaged by any of BT, BSkyB or NTL in any executive or consultancy capacity without the prior written consent of Titan for a period of 12 months immediately following his resignation. Following the completion of the Financial Restructuring, the board of directors of Telewest, in its discretion, awarded Mr. Burdick a bonus, based on compliance with the terms of his resignation letter, his 2003 performance and certain other factors the board deemed relevant of £180,000. Outstanding options and shares held by Mr. Burdick became exercisable as at the date of resignation.

        Denise Kingsmill and Anthony Rice resigned as non-executive directors on April 30, 2004. Neither of these non-executive directors received any compensation for loss of office.

C.    Board practices

Term of Office

        Pursuant to the Articles, all of Titan's directors shall hold office until the next annual general meeting following their elections. Accordingly, at each of Titan's annual general meetings, each of the directors may stand for election or re-election. If the vacancy left by a director at the next annual general meeting is not otherwise filled, that director will be deemed reappointed, unless it is expressely resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost. As a result of the appointment of liquidators on May 20, 2005, however, the powers of the directors of Titan ceased, except as expressly sanctioned by the shareholders or the liquidators.

12

Directors' Service Contracts

        Cob Stenham entered into an employment agreement with Telewest subsequent to the Financial Restructuring and Stephen Cook's employment agreement was effectively transferred to Telewest. Neither Mr. Stenham nor Mr. Cook currently has any employment agreement with Titan.

Committees

        For a portion of the year ended December 31, 2004 (to April 30, 2004), Titan had an audit committee (the "Audit Committee") and a remuneration committee (the "Remuneration Committee"), each with formally delegated duties and responsibilities.

        Prior to the resignations of Ms. Kingsmill and Mr. Rice on April 30, 2004, the Audit Committee and the Remuneration Committee comprised two independent non-executive directors. Following the resignations of Ms. Kingsmill and Mr. Rice, the duties of the Audit Committee and the Remuneration Committee were undertaken by the board.

D.    Employees

        As a result of Titan's transfer of substantially all of its assets, operations and liabilities to Telewest on July 14, 2004, at December 31, 2004, Titan had no employees.

E.    Share ownership

Directors' Ownership of Titan Shares

        As at the close of business on June 27, 2005 (being the latest practicable date prior to the publication of this Annual Report), the interests (all of which are beneficial unless otherwise stated) of the directors and (so far as the directors are aware, having made due and careful enquiry) persons connected with them (within the meaning of Section 346 of the UK Companies Act 1985 (the "Companies Act")) in Titan's share capital which have been notified to the Company pursuant to Section 324 or 328 of the Companies Act or which are required to be entered into the register maintained pursuant to Section 325 of the Companies Act and the existence of which is known to, or could with reasonable diligence be ascertained by the directors, were as follows:

Titan Director	Number of Titan ordinary shares in which the director has a direct or indirect interest
Anthony (Cob) Stenham	40,000
Stephen Cook	—

Total	40,000

Note:
As at June 27, 2005 (being the latest practicable date prior to the publication of this Annual Report), the Telewest 1994 Employees' Share Ownership Plan Trust, which is a discretionary trust under which all employees of Titan were potential beneficiaries, held a total of 334,944 Titan ordinary shares. Stephen Cook is, for the purposes of the Companies Act 1985, regarded as being interested in all of the Titan ordinary shares held by the trust.

        There are no arrangements for involving employees in the capital of the Company.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Directors' Options

        Following the Financial Restructuring, all options granted to directors under the Titan performance based option plans and fixed share option compensation plans outstanding at July 15, 2004 were forfeited by December 21, 2004.

A.    Major shareholders

        The following table sets forth certain information with respect to persons known to Titan to be the beneficial owners, as at June 27, 2005 (being the latest practicable date prior to the publication of this Annual Report), directly or indirectly, of 3% or more of the aggregate number of ordinary shares and limited voting shares. So far as the Company is aware, unless otherwise discussed below, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares and Limited Voting Shares indicated as being beneficially owned by them.

Name and Address of Beneficial Owner	Number of Titan Ordinary Shares	Number of Titan Limited Voting Shares	Total Number of Titan Shares	Percentage of Titan Issued Share Capital
Liberty Media Corporation and its subsidiaries(1) 12300 Liberty Boulevard Englewood, Colorado 80112	722,205,225	22,185,093	744,390,318	25.18%
IDT Corporation and its subsidiaries(2) 520 Broad Street Newark, NJ 07102	636,056,024	60,322,654	696,378,678	23.56%
All Titan directors and officers as a group	40,000	—	40,000	Less than 0.02%

(1)
All of the ordinary shares and limited voting shares listed as beneficially owned by Liberty Media Corporation are registered in the name of Liberty International B-L LLC, a majority owned indirect subsidiary of Liberty Media Corporation.

(2)
All of the ordinary shares listed as beneficially owned by IDT Corporation are registered in the name of NY Nominees and the limited voting shares listed as beneficially owned by IDT Corporation are registered in the name of IDT Venture Capital, Inc., a wholly owned subsidiary of IDT Corporation.

Significant Shareholdings

        Historically Titan's principal shareholders have been Liberty Media and MediaOne. On July 7, 2000 MediaOne consummated an agreement with certain subsidiaries of Microsoft Corporation ("Microsoft") whereby Microsoft acquired the majority of MediaOne's interests in Titan. In September 2002, MediaOne disposed of its entire shareholding. From May 3, 2001 and throughout the year ended December 31, 2002 the shareholdings of Liberty Media and Microsoft were 25.2% and 23.6%, respectively. In May 2003, Microsoft sold its entire holding to a subsidiary of IDT Corporation, resulting in IDT Corporation beneficially owning approximately 23.6% of Titan's shares. Microsoft's right to appoint members to Titan's board of directors was not transferable and terminated as a result of Microsoft's sale.

        On May 14, 2002, Microsoft informed Titan that it was withdrawing its three non-executive directors from Titan's board of directors. At the time, Microsoft held 23.6% of Titan's issued shares and had the right to nominate up to three representatives to the board under corporate shareholder agreements with Titan. At that time, Microsoft said: "At present we believe that we will be in a better position to manage our relationship with, and investment in, Titan without board representation. Microsoft expects to continue to evaluate Titan on an ongoing basis and, in that regard, will continue to consider, among other things, purchasing or selling Titan securities or engaging in possible strategic transactions involving Titan. Microsoft has no current plan regarding any such transactions, but reserves the right to change its plans at any time."

        On June 12, 2002, Liberty Media announced a tender offer for certain of Titan's publicly traded bonds. At that time, Liberty Media announced that upon completion of the tender it intended to "propose to the Company's board of directors a restructuring plan pursuant to which all or substantially all of the Company's publicly-traded notes and debentures would be converted into equity of the Company." On July 17, 2002, Liberty Media, citing "the continuing decline in the US and UK securities markets and the significant fall in the trading price of Liberty Media's common stock since the commencement of the Offer," terminated the tender offer.

        On July 17, 2002, Liberty Media informed Titan that it was withdrawing its three non-executive directors from Titan's board of directors. Liberty Media has the right to nominate up to three representatives to Titan's board under corporate shareholder arrangements with Titan. Liberty Media said: "We are taking this action to eliminate any potential conflict of interest or appearance of a conflict in any upcoming restructuring discussions. The management and the remaining directors of Titan continue to have our full support."

        Since the appointment of liquidators for the purpose of winding up the Company's affairs on May 20, 2005, any transfers of Titan's ordinary shares or limited voting shares must be approved by Titan's liquidators.

B.    Related party transactions

Identity of Relevant Related Parties

Liberty Media

  Relationship Agreement

        Liberty Media and Microsoft were parties to a relationship agreement with Titan, which provided them with certain rights in connection with their shareholding in Titan. In addition, the articles of association of Titan provide that each of Liberty Media and certain affiliates of Microsoft are entitled to appoint three persons to the Titan board of directors for so long as they own not less than 12.5% of Titan's ordinary shares in issue. The articles also provide that each of Liberty Media and certain affiliates of Microsoft are entitled to appoint two persons to the Titan board of directors for so long as they own not less than 5% of Titan's ordinary shares in issue. Liberty Media informed Titan that it was withdrawing its three non-executive directors from the board of directors of Titan on July 17, 2002. Microsoft withdrew its three non-executive directors on May 15, 2003. In May 2003, Microsoft Corporation, which at the time owned approximately 23.56% of Titan's outstanding shares, sold its entire shareholding to IDT Corporation, resulting in IDT beneficially owning approximately 23.56% of Titan's shares. Microsoft's rights under the relationship agreement were not transferable and Microsoft executed a letter agreement on May 23, 2003 terminating the relationship agreement as between Microsoft and Liberty Media, and indicating that its shares were no longer subject to the relationship agreement. The Titan articles of association continue to provide Microsoft with the right to appoint directors of Titan in the event it acquires 5% or more of Titan's issued ordinary shares in the future. IDT has no director appointment rights or other benefits from the terms of the relationship agreement or Titan's articles of association.

        According to public statements of Liberty Media, as at March 8, 2005, approximately 16.91% of IDT's outstanding share capital was held directly or indirectly by Liberty Media. Liberty Media's interest in IDT equates to 3.11% of the voting power of IDT's outstanding share capital.

        The relationship agreement restricted Titan from entering into certain transactions, such as material acquisitions and disposals, the issuance of equity securities, the incurrence of indebtedness, and the appointment or removal of the chief executive officer of Titan without the consent of Liberty Media. The relationship agreement also governed the voting and disposition of Liberty Media's shares, and provides Liberty Media with rights to maintain its ownership levels in Titan. In addition, the relationship agreement contained a prohibition on Titan's and its subsidiaries' disposal of the shares or assets of certain designated subsidiaries involved in the construction, development, management and operation of cable television and communications networks without the prior written consent of Liberty Media. In aggregate, these subsidiaries account for a material portion of Titan's business. The prohibition was intended to prevent the occurrence of certain adverse tax consequences to Liberty Media related to a gain recognition agreement between Liberty Media and the US Internal Revenue Service.

        In connection with the Financial Restructuring, the relationship agreement was terminated and Telewest entered into a separate voting agreement with Liberty Media containing similar restrictions on the disposal of the shares and assets of certain designated subsidiaries. These prohibitions terminated in accordance with the provisions of the voting agreement on January 1, 2005.

  Tender Offer

        On June 12, 2002, Liberty TWSTY Bonds, Inc., a wholly owned subsidiary of Liberty Media, launched a tender offer for: (i) up to $60.0 million of Titan's 9 5/8% Senior Debentures due 2006, (ii) up to $307.3 million of Titan's 11% Senior Discount Debentures due 2007, (iii) up to $70.0 million of Titan's 11 1/4% Senior Notes due 2008, (iv) up to £65.0 million of Titan's 9 7/8% Sterling Senior Discount Notes due 2009, (v) up to $100.0 million of Titan's 9 1/4% Senior Discount Notes due 2009, (vi) up to £36.0 million of Titan's 9 7/8% Sterling Senior Notes due 2010, (vii) up to $70.0 million of Titan's 9 7/8% Senior Notes due 2010 and (viii) up to $90.0 million of Titan's 11 3/8% Senior Discount Notes due 2010. Titan issued a response to the tender offer on June 24, 2002, indicating that it was unable to take a position on the tender offer because it was unable to determine whether the tender offer was beneficial or detrimental to the holders of its notes and debentures. On July 17, 2002, Liberty TWSTY Bonds, Inc. announced that it was terminating the tender offer, citing a decline in the US and UK securities markets and its own share price.

  Other Relevant Related Parties

        UKTV is a related party of the Telewest group, as the Telewest group owns 50% of its voting rights. UKTV is no longer a related party of Titan as a result of the Financial Restructuring.

        sit-up Limited ("sit-up") is a related party of the Telewest group. The Telewest group owned 30.3% of its voting rights as of December 31, 2004 and as of the date hereof owns in excess of 99% of sit-up's ordinary share capital. sit-up is no longer a related party of Titan as a result of the Financial Restructuring.

  Nature of transactions

        The Telewest group had no related party transactions with IDT.

        The Titan group purchased software and consultancy services from Microsoft, on normal commercial terms. Purchases in the year ended December 31, 2004 amounted to £0 (2003: £0 million, 2002: £1 million). The balance outstanding in respect of these purchases was £0 at December 31, 2004, 2003 and 2002.

        The Titan group billed overheads and costs incurred on their behalf to UKTV and sit-up of £3 million and £0 million (2003: £7 million and £1 million, 2002: £11 million and £1 million) respectively. The Titan group also made a loan to UKTV. Interest charged on this loan was £6 million (2003: £10 million, 2002: £12 million). As a result of the Financial Restructuring, no amounts were due from UKTV and sit-up at December 31, 2004. In 2003 amounts due from UKTV and sit-up amounted to £197 million and £0, respectively and in 2002, £208 million and £4 million, respectively.

        In the normal course of its business Titan purchased programming from UKTV on normal commercial terms. Purchases in the year ended December 31, 2004 were £6 million (2003: £12 million, 2002: £13 million). As a result of the Financial Restructuring, the balance due to UKTV at December 31, 2004 was £0, it was also £0 in 2003 and 2002.

C.    Interests of experts and counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.    Consolidated statements and other financial information

        The financial statements required by this item are found in Item 18 of this Annual Report, beginning on page F-2.

  Legal Proceedings

        Neither Titan nor its finance subsidiary is or has been engaged in any legal or arbitration proceedings, nor are any such proceedings pending or threatened by or against them that may have, or have had during the past twelve months, a significant effect on Titan's and its subsidiary's financial position.

  Dividend Policy

        Titan is currently in liquidation and no distribution will be made to Titan's shareholders.

B.    Significant changes

        Not applicable.

ITEM 9.    THE OFFER AND LISTING

A.    Listing details

        The following tables sets forth, for the periods indicated, (a) the high and low middle-market quotations for Titan's shares on the London Stock Exchange and (b) the high and low reported closing prices of its ADSs on The Nasdaq National Market ("Nasdaq").

        As result of the Financial Restructuring, dealings in Titan's shares on the London Stock Exchange and the quotation of Titan's common stock on the Nasdaq National Market ceased, and Titan's ADR facility was terminated.

Five Most Recent Fiscal Years

	Titan shares(1)		Titan ADSs(2)
	High	Low	High	Low
1999	351.3 pence	173.5 pence	$58.00	$28.25
2000	563.0 pence	103.3 pence	$87.88	$14.00
2001	161.0 pence	23.0 pence	$23.50	$3.50
2002	67.5 pence	0.8 pence	$10.50	$0.13
2003	3.1 pence	1.5 pence	$9.60	$4.60
2004 (through July 14, 2004)	2.1 pence	0.8 pence	$7.48	$2.00

Quarterly Data for Two Most Recent Years

		Titan shares(1)		Titan ADSs(2)
		High	Low	High	Low
2002	First Quarter	67.5 pence	11.3 pence	$195.00	$37.00
	Second Quarter	13.5 pence	2.4 pence	$40.80	$7.00
	Third Quarter	3.0 pence	0.8 pence	$10.40	$2.66
	Fourth Quarter	3.6 pence	1.0 pence	$10.50	$3.05
2003	First Quarter	3.0 pence	2.0 pence	$8.60	$6.34
	Second Quarter	2.4 pence	1.5 pence	$8.00	$5.36
	Third Quarter	3.1 pence	1.5 pence	$9.60	$4.60
	Fourth Quarter	2.2 pence	1.7 pence	$7.75	$5.91
2004	First Quarter	2.1 pence	1.5 pence	$7.50	$6.11
	Second Quarter (through July 14, 2004)	1.8 pence	0.8 pence	$6.50	$2.00

Most Recent Six Months

	Titan Shares(1)		Titan ADSs(2)
	High	Low	High	Low
January 2004	2.0 pence	1.8 pence	$7.50	$6.55
February 2004	1.9 pence	1.7 pence	$7.20	$6.26
March 2004	2.1 pence	1.5 pence	$6.80	$6.11
April 2004	1.7 pence	1.5 pence	$6.50	$5.40
May 2004	1.5 pence	1.0 pence	$5.92	$4.00
June 2004	1.0 pence	0.8 pence	$4.05	$2.00
July 2004 (through July 14, 2004)	0.9 pence	0.7 pence	$3.55	$3.10

(1)
The middle market quotations provided for the Titan ordinary shares were derived from the Daily Official List of the London Stock Exchange.

(2)
Titan ADSs were evidenced by ADRs issued by The Bank of New York, as the depositary (the "Depositary"), under an amended and restated deposit agreement, dated as of November 30, 1994 (as amended as of October 2, 1995 and September 20, 2002), among Titan, The Bank of New York and all holders and beneficial owners of ADRs issued thereunder (the "Deposit Agreement"). The prices set out for the Titan ADSs were provided by Nasdaq. From the time of Titan's initial public offering until September 30, 2002 each ADS represented 10 ordinary shares. From October 1, 2002, each ADS represented 200 ordinary shares, as a result of Nasdaq's listing requirements for each ADS to trade at $1.00 or more. The prices provided for the Titan ADSs for periods before October 1, 2002 have been adjusted to reflect the then current 200 to 1 ratio.

        On July 14, 2004, the closing price for Titan shares on the London Stock Exchange was 0.8 pence and the closing price for Titan ADSs was $3.27.

        As of July 14, 2004, there were 44,074 holders of record of Titan ordinary shares, two holders of record of Titan's limited voting shares, and 10 registered holders of Titan ADSs. Historically, Titan did not declare or pay cash dividends on its ordinary shares.

B.    Plan of distribution

        Not applicable.

C.    Markets

        As a result of the Financial Restructuring of Titan's business, its ordinary shares and ADSs are no longer listed or quoted on any market or exchange. Since May 20, 2005, any transfers of Titan's ordinary shares or limited voting shares must be approved by Titan's liquidators.

D.    Selling shareholders

        Not applicable.

E.    Dilution

        Not applicable.

F.     Expenses of the issue

        Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.    Share capital

        Not applicable.

B.    Memorandum and articles of association

        The following is a summary of all material provisions of Titan's Memorandum and Articles of Association together with relevant UK company legislation. This description does not purport to be complete and is qualified in its entirety by reference to the full text of the Memorandum and Articles which are available for inspection as described below in "—Documents on Display."

Memorandum of Association

        The Memorandum provides that the principal objectives of Titan are, among others, to act as a holding company, to construct and operate cable television and cable telephony systems, to carry on the business of purchasers, suppliers and dealers of programs and to do anything incidental or ancillary to those purposes. The objectives of Titan are set out in clause 4 of the Memorandum.

Articles of Association

  Titan Shares

  Voting Rights

        Every holder of Titan's Ordinary Shares who is present in person at a general meeting shall have one vote on each matter to be presented, and on a poll every shareholder who is present in person or by proxy shall have one vote for every Ordinary Share held, in each case subject to (a) any special terms as to voting that are attached to any shares that have been issued, and (b) to disenfranchisement in the event of (i) non-payment of calls or other monies due and payable in respect of the shares, (ii) non-compliance with a statutory notice requiring disclosure as to beneficial ownership of shares or (iii) such person's shareholding being detrimental to the grant, renewal or extension of any of Titan's Telecommunications Act licenses or Cable Television licenses. Voting at a general meeting is by a show of hands unless a poll is demanded. A poll may be demanded by (i) the chairman of the meeting, (ii) not less than five shareholders present in person or by proxy or entitled to vote, (iii) any shareholder or shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to attend and vote at such meeting, or (iv) any shareholder or shareholders present in person or by proxy and holding shares conferring a right to vote at the meeting on which there have been paid-up sums in aggregate equal to not less than one-tenth of the total sum paid on all shares conferring such right. Since under English law voting rights are only conferred on registered holders of shares, a person holding through a nominee may not directly demand a poll.

        Unless otherwise required by law or the Articles, voting in a general meeting is by ordinary resolution. An ordinary resolution (e.g., a resolution for the election of directors, the approval of financial statements, the declaration of a final dividend, the appointment of auditors, the increase of authorized share capital or the grant of authority to allot shares) requires the affirmative vote of a majority of the shareholders present in person, in the case of a vote by show of hands, or present in person or by proxy and holding shares conferring in the aggregate a majority of votes actually cast on the ordinary resolution, in the case of a vote by poll. A special resolution (e.g., a resolution amending the Memorandum or Articles, changing Titan's name or waiving the statutory pre-emption rights) or an extraordinary resolution (e.g., relating to certain matters concerning Titan's liquidation) requires the affirmative vote of not less than three-fourths of the shareholders present in person, in the case of a vote by show of hands, or present in person or by proxy and holding shares conferring in the aggregate at least three-fourths of the votes actually cast on the resolution, in the case of a vote by poll. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting is not entitled to cast a deciding vote. Meetings generally are convened upon 21 days' notice (where a special or extraordinary resolution is being proposed) or 14 days' notice (where an ordinary resolution is being proposed), in each case not including the days of delivery or receipt of the notice.

  Quorum

        The quorum at Titan's general meetings shall be two or more persons holding its Ordinary Shares who are present in person or by proxy.

  Dividend Rights

        Subject to the provisions of the Companies Act 1985 and of the Articles, Titan may by ordinary resolution of the shareholders declare a dividend to be paid to the shareholders according to their respective rights and interests, but no such dividend may exceed the amount recommended by the directors. The directors alone may also declare and pay such interim dividends (including any dividends payable at a fixed rate) as appear to them to be justified by Titan's profits available for distribution. The directors may, with the prior authority of an ordinary resolution of the shareholders, allot to those holders of a particular class of shares who have elected to receive them further shares of that class of ordinary shares, in either case credited as fully paid, instead of cash in respect of all or part of a dividend or dividends specified by the resolution, subject to any exclusions, restrictions or other arrangements the Board may in its absolute discretion deem necessary or expedient to deal with legal or practical problems under the laws of, or the requirements by a recognized regulatory body or a stock exchange, in any territory. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is declared and paid. All dividends unclaimed for a period of 12 years from the date they become due for payment shall be forfeited by the holder of the relevant shares.

  Rights on Liquidation

        Upon a voluntary winding up of Titan, the liquidator, subject to English law, may divide among the shareholders in kind the whole or any part of Titan's assets, and for such purpose may set such value as he deems fair upon any one or more class or classes of property. The liquidator may determine the basis of such valuation and, in accordance with the then-existing rights of the shareholders, how such division shall be carried out as between shareholders or classes of shareholders. The liquidator may not, however, distribute to a shareholder without his or her consent any asset to which there is attached a liability or potential liability for the owner. If, on a liquidation, the assets available for distribution to shareholders of a given class are insufficient to repay all the paid-up share capital of such class, such assets shall be distributed so that as far as possible the losses shall be borne by the shareholders of such class in proportion to the capital paid upon the shares of such class held by each shareholder at the commencement of the liquidation. The Company is currently in members' solvent liquidation and no distributions to shareholders are expected.

  Pre-emptive Rights

        The Articles do not contain any pre-emptive rights with respect to the Ordinary Shares. The Companies Act confers on shareholders, to the extent not waived, rights of pre-emption in respect of the issuance of equity securities that are, or are to be, paid up wholly in cash. The term "equity securities" means: (a) Titan's shares other than shares which, with respect to dividends and capital carry a right to participate only up to a specified amount in a distribution and shares allotted pursuant to an employee share plan; and (b) rights to subscribe for, or to convert into, such shares. These provisions may be waived to a special resolution of the shareholders, either generally or specifically, for a maximum period not exceeding five years. In addition, pursuant to the rules of the UK Listing Authority, issuance of securities for cash other than to existing equity shareholders in proportion to their holdings must be approved by an ordinary resolution of the shareholders. However, a waiver of the statutory pre-emptive right will also satisfy the UK Listing Authority requirement.

  Sanctions on Shareholders

        A holder of Titan's shares may lose the right to vote his or her Ordinary Shares if he or she or any other person appearing to be interested in shares held by him or her fails to comply within a prescribed period of time with a request by Titan under Section 212 of the Companies Act to provide certain information with respect to past or present ownership or interests in such shares. In the case of holders of more than 0.25% in nominal amount of Titan's share capital (or any class thereof), in addition to disenfranchisement, the sanctions that may be applied by Titan include withholding the right to receive payment of dividends and other monies payable on Ordinary Shares and imposing restrictions on transfers of the relevant Ordinary Shares.

  Disclosure of Interests

        Section 198 of the Companies Act provides that a person (including a company and other legal entities) that acquires an interest, directly or indirectly, of 3% or more of any class of shares (including through ADRs) that comprise part of an English public company's "relevant share capital" (i.e., Titan's issued share capital carrying the right to vote in all circumstances at a general meeting of Titan) is required to notify the Company of its interest within two business days following the day on which the notification obligation arises. After the 3% level is exceeded, similar notifications must be made in respect of increases or decreases of one percent or more.

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

  Special Provisions for License Protection; Required Disposals and Restrictions on Voting

        The Articles include special provisions designed to provide protections against (a) revocation of licenses held by Titan and (b) prejudice to Titan's prospects of obtaining further licenses, or license extensions or renewals in the event of direct or indirect interests in Titan being acquired by persons whose holdings of such interests would or might be prejudicial to Titan with respect to Titan's Telecommunications Act licenses or Cable Television licenses. If the Board, after requesting information from a shareholder and consulting with the Independent Television Commission, the Department of Trade and Industry or any other relevant authority they deem appropriate, determines that the interest of such shareholder in Titan's shares is or may be prejudicial to the retention, grant, renewal or extension of a Telecommunications Act license or Cable Television license, the Board may serve a written notice (a "Disposal Notice") on the shareholder requiring a disposal to be made of all or some of those shares to a person not connected with such shareholder to be made within such period as the Board considers reasonable. If a Disposal Notice is not complied with (or not complied with to the satisfaction of the Board), the Board shall, under its authority contained in the Articles, make the required disposal using its reasonable efforts to obtain the best price reasonably obtainable in the circumstances within 30 days of the expiration of the Disposal Notice. The directors and any persons giving any such advice to the directors, shall not be liable to any person for failing to obtain the best price reasonably obtainable provided the Board acted in good faith within the period specified above. The net proceeds of the sale shall be paid (without interest and after deducting any expenses incurred by Titan in the sale) to the former holder(s) on surrender by such holder(s) of the certificate(s) in respect of the shares sold.

        Any shareholder served with a Disposal Notice shall not be entitled to receive notice of, or to attend and vote at, any general meeting of Titan's or at any separate class meeting or to exercise any other right conferred by membership in relation to any such meeting in respect of such number of shares as such shareholder shall have been required to dispose of pursuant to such notice. Such rights to attend to speak and to demand and vote which would have attached to the relevant share shall vest in the chairman of any such meeting.

        The right to vote may also be removed from any share prior to the service of a Disposal Notice where a shareholder has failed to comply with a request for information from the Board to enable it to ascertain whether any of Titan's licenses or proposed licenses may be prejudiced by the holding of that share or where the Board has given notice to the shareholder that such a prejudicial situation exists in relation to any of its shares.

  Transfer of Shares

        A holder of Ordinary Shares or of Titan's limited voting shares ("Limited Voting Shares") may transfer all or any of its shares by an instrument of transfer in writing in any usual form or in any other form approved by the Board. The instrument of transfer of a share shall be executed by or on behalf of the transferor and (in the case of a transfer of a share, which is not fully paid up) by or on behalf of the transferee. The Board may, in its absolute discretion and without giving any reason (unless the refusal relates to a transfer that prejudices any of Titan's licenses or proposed licenses), refuse to register any share transfer unless (a) it is in respect of a share over which Titan does not have a lien, (b) it is in respect of only one class of shares, (c) it is in favor of a single transferee or not more than four joint transferees, (d) it is duly stamped (if so required), (e) it is delivered for registration to Titan's registered office or such other place as the Board may determine, accompanied (except in the case of certain transfers on the UK Listing Authority where a certificate has not been issued) by the relevant share certificate(s) and such other evidence as the Board may reasonably require to prove the title of the transferor and due execution of the transfer by him or her or, if the transfer is executed by some other person on his or her behalf, the authority of that person to do so, (f) it is in respect of shares which are owned by a person who has not failed to disclose interests as required by Section 212 of the Companies Act, (g) it will not be prejudicial to any of Titan's licenses or proposed licenses and (h) a Disposal Notice has not been sent in respect of that share or has been served but has been withdrawn (unless the transfer in question is to complete a Required Disposal of that share within the meaning of the Articles).

        The Board may also refuse to register the transfer of a share that is not fully paid, provided that such refusal does not prevent dealings in Titan's shares taking place on an open and proper basis.

        The registration of transfers may be suspended at such times and for such periods (not exceeding 30 days in any year) as the Board may decide and either generally or in respect of a particular class of shares.

        Since May 20, 2005, any transfers of Titan's ordinary shares or limited voting shares must be approved by Titan's liquidators.

  Variation of Rights

        Subject to the provisions of the Companies Act 1985 and 1989, all or any of the rights attaching to a class of shares may be varied as may be provided by those rights or, in the absence of any such provision, with either the consent in writing of the holders of at last three-fourths of the nominal amount of the issued shares of such class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the issued shares of that class. Any variation of the rights attaching to the Limited Voting Shares shall be deemed to be a variation of the class rights attaching to the Ordinary Shares and will require a special resolution of Titan's shareholders.

        The rights attached to a class of shares are not (except as otherwise provided in the terms of such shares) deemed to be varied by the creation or issuance of further shares ranking pari passu with or subordinate to such shares or by the purchase or redemption by Titan of Titan's own shares in accordance with the provisions of the Companies Acts 1985 and 1989 and the Articles.

  Share Capital and Changes in Capital

        Titan may, by ordinary resolution of the shareholders: (a) increase its share capital by a sum to be divided into shares of an amount prescribed by such resolution; (b) consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares; (c) subdivide all or any of such shares (subject to the provisions of the Companies Act) into shares of smaller amounts and, as a part of such subdivision, determine that any of such shares may have any preference or other advantage or be subject to any restriction as compared with the other shares; and (d) cancel shares which, as of the date of such resolution, have not been taken or agreed to be taken by any person and reduce the amount of its share capital by the amount of the shares so cancelled.

        Titan may, by special resolution of the shareholders and subject to confirmation by the English court, reduce its share capital, any capital redemption reserve, share premium account or other undistributable reserve in any way.

        Titan may, subject to the requirements of the Companies Act, the Articles and the requirements of the UK Listing Authority, purchase all or any of its shares of any class (including redeemable shares).

        Members of the Liberty Media Group may redesignate some or all of their Ordinary Shares as Titan Limited Voting Shares.

  Untraced Shareholders

        Titan may sell any shareholder's shares in it, or shares to which a person is entitled by transmission, if during a period of not less than 12 years (a) no check, order or warrant sent by it through the mail addressed to the shareholder or person entitled by transmission has been cashed, (b) no communication has been received by Titan from such shareholder or person entitled by transmission and (c) Titan has paid at least three cash dividends in such 12-year period. After the expiration of such 12-year period, Titan is required to give three months' notice of its intention to sell the shares in a leading daily newspaper and a newspaper circulating in the area of the shareholder's registered address. Titan must also first provide a copy of such notice to the UK Listing Authority. Upon any such sale, Titan will become indebted to the former holder of the shares (or the persons entitled to them upon the death of such former holder) for an amount equal to the net proceeds of sale and shall carry all amounts received on a sale to a separate account, although such sum may either be employed in the business of the Company or invested as the Board may think fit. No interest is payable on these accounts.

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

  Conversion

        Titan may at any time, upon approval by the Board, by written notice to all or any of the holders of the Limited Voting Shares, convert such holder's or holders' Limited Voting Shares (on a pro rata basis) into Ordinary Shares at a rate of one Ordinary Share for every Limited Voting Share. No Liberty Media Designated Director (as defined below) (while a member of the Liberty Media Group holds or is interested in Limited Voting Shares) shall be entitled to vote on the Board relating to such approval. A holder cannot convert Limited Voting Shares into Ordinary Shares if conversion would result in a debenture change of control (as defined in the Articles). Ordinary Shares arising on conversion would be credited as fully paid and rank pari passu in all respects with the Ordinary Shares then in issue and shall entitle the holder to all dividends and other distributions payable on the Ordinary Shares after the conversion date. Any dividend due but not paid on the relevant conversion date shall instead be payable to the holder of the relevant Limited Voting Share so converted. Titan shall use all reasonable efforts to ensure that all the Ordinary Shares arising from conversion are admitted to the Official List of the UK Listing Authority and tradable on the London Stock Exchange.

  Directors

        (i)    For so long as Liberty Media Group holds at least 12.5% of Titan's shares in issue and ignoring all of its shares issued after April 15, 1998 pursuant to or for the purposes of employee share options, it shall have the right to appoint (and remove) three persons as directors (each a "Liberty Media Designated Director"). Where Liberty Media Group's shareholding is reduced below this level, but remains at more than 5.0% on the same assumptions and ignoring all of Titan's shares issued after April 15, 1998 pursuant to employee share options (a "Lesser Qualifying Interest"), Liberty Media Group shall have the right to appoint (and remove) two directors.

        Liberty Media Group has agreed that, so long as it holds 12.5% or more of Titan's issued shares and ignoring all of Titan's shares issued after April 15, 1998 pursuant to employee share options, it will exercise its voting rights as members of Titan and cause the directors appointed by it (subject to their fiduciary and other duties as directors) to exercise their voting rights to ensure that, to the extent they are able to do so, a majority of the directors are independent of the Liberty Media Group.

        Subject to the Articles and to the powers of the Liberty Media Group to appoint directors pursuant to the Articles, Titan may by ordinary resolution (on which Limited Voting Shares will not carry the right to vote) appoint a person as director, either to fill a vacancy or as an addition to the Board.

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

        (v)   A director will not be required to hold any of Titan's shares.

        (vi)  Unless otherwise determined by Titan's shareholders by ordinary resolution, the number of directors will not be less than two but shall not be subject to any maximum. In the case of equality of votes, the Chairman of the Board will not have a second or casting vote.

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

        Until May 2003 Microsoft had rights similar to the rights of Liberty Media described in the foregoing paragraphs headed "Directors" and "Committees of the Board". Upon Microsoft's sale of its interest in Titan to IDT Corporation, Microsoft's rights terminated.

  Remuneration of Directors

        (i)    Unless otherwise determined by Titan's shareholders by ordinary resolution, Titan shall pay to the directors (but not alternate directors) for their services as directors such amount of aggregate fees as the directors decide (not exceeding £500,000 per annum or such larger amount as Titan's shareholders may by ordinary resolution decide). Any such fee shall be distinct from any salary, remuneration or other amounts payable to a director pursuant to other provisions of the Articles.

        (ii)   The directors shall be entitled to be repaid all reasonable traveling, hotel and other expenses properly incurred in the performance of their duties as directors, including any expenses incurred in attending meetings of the directors or of committees of the directors or general meetings or separate meetings of the holders of any class of Titan's shares or debentures.

  Interested Director Transactions

        Pursuant to the Companies Act, a director shall not vote on any resolution of the Board or of a committee of the Board concerning any contract, arrangement, transaction or proposal to which Titan is, or will be, a party and in which he or she is, or will be, to his or her knowledge, directly or indirectly materially interested (other than by virtue of his or her interest (direct or indirect) in Titan's shares, debentures or other securities). Notwithstanding the foregoing, a director shall be entitled to vote where the matter relates:

        (i)    to give such director any guarantee, security or indemnity in respect of money lent or obligations incurred by such director or any other person at the request of or for Titan's benefit or of its subsidiary undertakings;

        (ii)   to giving a third-party any guarantee, security or indemnity in respect of a debt or obligation of Titan's or of its subsidiary undertakings for which such director has personally assumed responsibility in whole or in part, either alone or jointly with others, under a guarantee or indemnity or by the giving of security;

        (iii)  to any contract, arrangement, transaction or proposal concerning an offer of Titan's shares, debentures or other securities or of its subsidiary undertakings in which such director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which such director is to participate;

        (iv)  to any contract, arrangement, transaction or proposal to which Titan is, or will be, a party concerning any other company (including a subsidiary undertaking of the company) in which such director is interested (directly or indirectly) and whether as an officer, shareholder, creditor or otherwise, provided that such director is not the holder of or beneficially interested directly or indirectly in one percent or more of any class of equity share capital (or voting rights available to members) of such company or can cause one percent of such voting rights to be cast at his or her direction;

        (v)   to any contract, arrangement, transaction or proposal concerning the adoption, modification or operation of a pension, superannuation or similar scheme, retirement, death or disability benefits scheme or employees' share scheme under which such director may benefit and which either has been approved (or is conditional upon approval) by the UK Inland Revenue for taxation purposes or which relates both to Titan's directors and employees (or any of its subsidiary undertakings) and which does not provide any director with any privilege or advantage not provided to the other employees who are beneficiaries of such scheme;

        (vi)  to any contract, arrangement, transaction or proposal for the benefit of Titan's employees or any of its subsidiary undertakings pursuant to which such director benefits in a manner similar to employees and which does not accord to a director as such a privilege or advantage not provided to the other employees who are beneficiaries of such contract, arrangement, transaction or proposal to whom it relates; and

        (vii) to any contract, arrangement, transaction or proposal concerning the purchase or maintenance of any insurance policy under which such director may benefit.

        Any Liberty Media Designated Director will not be deemed to be interested in any contract, arrangement, transaction or proposal in which Liberty Media and members of the Liberty Media Group have an interest.

        A director shall not vote or be counted in the quorum with respect to any resolution of the Board or a committee of the Board concerning such director's appointment (including fixing or varying the terms of an appointment or its termination) as the holder of any office or place of profit with Titan or to any other company in which Titan has an interest.

  Borrowing Powers

        Subject to the provisions of the Articles, the directors may exercise all Titan's powers to borrow money, to issue debentures and other securities and to mortgage or charge all or any part of its property and assets (present and future) and uncalled capital and to issue debentures and other securities, whether outright, or as collateral security for a debt, liability or obligation of Titan's or a third-party. The directors shall restrict borrowing by Titan and shall exercise all voting and other rights or power of control over its subsidiaries to ensure that the aggregate principal amount of the Titan group's liability with respect to debt (subject to certain exceptions in the Articles) shall not (without the prior authorization by an ordinary resolution of the shareholders) at any time exceed an amount equal to the greater (a) five times Titan's adjusted capital and reserves, based on its most recent published audited balance sheet, adjusted for certain published events in accordance with the Articles and (b) £6 billion.

  Directors' Pensions and Benefits

        The directors may exercise all Titan's powers to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (by insurance or otherwise) for any person who is or has at any time been a director of (a) Titan, (b) a company which is or was a subsidiary undertaking of Titan, (c) a company which is or was allied to or associated with Titan or of a subsidiary undertaking of Titan, or (d) a predecessor in business of Titan or of a subsidiary undertaking of Titan (and for any member of his family, including a spouse or former spouse, or a person who is or was dependent on him). To provide such benefits, Titan may establish, maintain, subscribe or contribute to any scheme, trust or fund and pay any premiums.

C.    Material contracts

        As a result of the transfer, on July 14, 2004 of substantially all of Titan's assets, operations and liabilities to Telewest, except for the contracts described below, neither Titan nor its wholly owned finance subsidiary, Telewest Finance (Jersey) Limited is a party to any contracts entered into within the two years immediately preceding the publication of this Annual Report that are, or may be, material:

  (i)
  Transfer Agreement

        On July 13, 2004, Titan entered into a Transfer agreement providing that substantially all of the assets of Titan (including Titan's shares in Telewest Communications Networks Limited and its other operating companies, but excluding the shares in Telewest (Finance) Jersey Limited and one share of Telewest common stock) be transferred to Telewest UK Limited, a wholly owned subsidiary of Telewest. In consideration for the transfer, Telewest UK assumed responsibility for the satisfaction of all of the debts, obligations and liabilities of Titan, except for those debts, obligations and liabilities compromised in the English and Jersey schemes of arrangement, which formed a part of the Financial Restructuring, certain expenses which arose as a result of the Financial Restructuring and such debts and liabilities as were paid out of the cash amount held on trust as described below. Telewest UK also allotted and issued 99 shares to Telewest. Conditional on the Titan scheme (as part of the Financial Restructuring) becoming effective, Telewest issued 245,000,000 shares to an Escrow Agent for distribution in accordance with the terms of the schemes. Eligible shareholders were entitled to receive 1.5% of the shares of Telewest common stock and Titan's note and debenture holders and certain other creditors received the remaining 98.5% of the shares of Telewest common stock.

        The Transfer Agreement further provides that Telewest UK retain all cash held by Titan immediately before the completion of the Transfer Agreement. This cash retained was held on trust and used to satisfy debts and liabilities of Titan and Telewest (Finance) Jersey Limited that have not been compromised in the Financial Restructuring. These debts and liabilities included (i) the fees and expenses of the liquidators of Telewest and Telewest (Finance) Jersey Limited; (ii) costs and expenses incurred in connection with the implementation of the Financial Restructuring, including advisers' fees; and (iii) any other debts and liabilities of Titan or Telewest (Finance) Jersey Limited, as appropriate. Any surplus not used for such payments is to be transferred to Telewest UK, together with any accrued interest, for transfer to Telewest Communications Networks Limited. On May 19, 2005 the parties entered into an amendment to the Transfer Agreement regarding the cash retained on trust in the expense fund by Telewest UK; agreeing to transfer £10,000,000 out of the expense fund directly to Telewest UK effective as of May 19, 2005.

  (ii)
  Voting Agreements

        Fidelity Management and Research Co., Franklin Mutual Advisers LLC, Oaktree Capital Management, LLC and Angelo Gordon were members of the ad hoc committee of noteholders of Titan's and its finance subsidiary's then outstanding notes and debentures, referred to as the bondholder committee. The members of the bondholder committee and W.R. Huff were parties to a term sheet pursuant to which the Financial Restructuring of Titan was effected. On April 28, 2004, members of the bondholder committee, W.R. Huff, Liberty Media and IDT entered into voting agreements with Titan in which they agreed, among other things:

  •
  to vote all of the claims in respect of the notes and debentures that they hold, or have the right to vote, in favor of the relevant scheme of arrangement (as part of the Financial Restructuring);

  •
  except as already commenced but stayed or otherwise held in abeyance, not to take any action against Titan or any of its subsidiaries in connection with defaults or events of default under the indentures for the notes and debentures or the implementation of certain steps to be taken in connection with the Financial Restructuring;

  •
  not to sell, transfer or assign any notes or debentures held as of the date of the voting agreements except to a person who also enters into a written undertaking to be bound by the terms of the voting agreement; and

  •
  to act in good faith to consummate the transactions contemplated by the Financial Restructuring.

D.    Exchange controls

Exchange Controls and Other Limitations Affecting Security Holders

        There are no UK restrictions on the import or export of capital including foreign exchange controls that affect the remittances of dividends or other payments to non-resident holders of Titan's Ordinary Shares except as otherwise set forth in "—Taxation" below and except for certain restrictions imposed from time to time by HM Treasury pursuant to legislation, such as The United Nations Act of 1946 and the Emergency Laws Act of 1964, against the government or residents of certain countries.

        Except for certain restrictions that may be imposed from time to time by HM Treasury under legislation as described above, under English law and Titan's Memorandum and Articles of Association, persons who are neither residents nor nationals of the UK may freely hold, vote and transfer Ordinary Shares in the same manner as UK residents or nationals. There are currently no such restrictions.

E.    Taxation

US Federal Income Tax and UK Tax Consequences of Ownership of Ordinary Shares and ADSs

        Subject to the limitations described below, the following generally summarizes the principal US federal income tax and UK tax consequences of the ownership of Ordinary Shares or ADSs (evidenced by ADRs) to a "US Holder," as defined in the following sentence. For purposes of this discussion, a US Holder is a beneficial owner of Ordinary Shares or ADSs that is: (i) a resident or citizen of the United States; (ii) a corporation (or other entity treated as a corporation for US federal tax purposes) created or organized in or under the laws of the United States or of any State; (iii) an estate the income of which is includible in gross income for US federal income tax purposes regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have authority to control all substantial decisions of the trust. Because this is a general summary, beneficial owners of Ordinary Shares or ADSs who are US Holders are advised to consult their own tax advisors with respect to the US federal, state and local tax consequences, as well as to the UK and other foreign tax consequences, of the ownership of Ordinary Shares or ADSs applicable in their particular tax situations.

        The statements of US federal income tax and UK tax laws set out below are based (a) on the laws in force and as interpreted by the relevant taxation authorities, as of the date of this Annual Report, and are subject to any changes (which may apply retroactively) in US or UK law or in the interpretation thereof by the relevant taxation authorities, or in the convention between the United Kingdom and the United States relating to income and capital gains which entered into force March 31, 2003 (the "New Income Tax Convention"), the convention between the United Kingdom and the United States relating to income and capital gains which was replaced by the New Income Tax Convention (the "Prior Income Tax Convention"), occurring after such date and (b) in part, on representations of the Depositary and on the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

        Further, this summary addresses only persons who hold Ordinary Shares or ADSs as capital assets, and does not address the tax consequences to special classes of taxpayers that are subject to special rules, including, without limitation, insurance companies, persons subject to the alternative minimum tax, brokers or dealers in securities or currencies, persons who hold their Ordinary Shares or ADSs as part of a straddle, hedging, conversion or other integrated financial transaction, or constructive sale transaction, persons owning, directly, indirectly or constructively, 10% of Titan's voting stock, persons whose functional currency is other than the US dollar, tax-exempt investors or private foundations, taxpayers who have elected mark-to-market accounting, banks, "financial services entities" or financial institutions, certain expatriates or former long-term residents of the United States and persons who acquired Ordinary Shares or ADSs as compensation. Except to the limited extent discussed below, it does not consider the US tax or UK tax consequences to a beneficial owner of Ordinary Shares or ADSs that is an individual, corporation, estate or trust, other than a US Holder (a "Non-US Holder"). Additionally, the discussion does not consider the tax treatment of persons who hold Titan's Ordinary Shares or ADSs through a partnership or other pass-through entity, or the possible application of US federal gift or estate taxes. Each prospective investor is advised to consult such person's own tax advisor with respect to the specific US federal income tax and UK tax consequences to such person of purchasing, holding or disposing of Titan's Ordinary Shares or ADSs.

Taxation of Ordinary Shares and ADSs

        For purposes of the Conventions and the US Internal Revenue Code of 1986, as amended, (the "Code") a US Holder of Titan's ADSs will be treated as the owner of the Ordinary Shares represented by ADSs evidenced by ADRs. Accordingly, and except as noted below, the UK tax and US federal income tax consequences discussed below apply equally to beneficial owners of both Ordinary Shares and ADSs that are US Holders.

        The following discussion assumes that US Holders are residents of the United States for purposes of the New Income Tax Convention and are entitled to the benefits of the New Income Tax Convention.

Tax Consequences of Owning Titan Shares and ADSs

        Shareholders will not receive any distributions in connection with the winding up of the Company's affairs. Accordingly, the Company believes there are no material US federal income tax consequences associated with the ownership of its Ordinary Shares and ADSs. It is possible, however, that the Company is a passive foreign investment company ("PFIC") as defined in Section 1297 of the Code. Any US Holder that has made an election to treat the Company as a Qualified Electing Fund pursuant to Section 1295 of the Code should consult its own tax advisor as to the consequences of such election.

UK Stamp Duty and Stamp Duty Reserve Tax ("UK SDRT")

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

        Since May 20, 2005, any transfers of Titan's ordinary and limited voting shares must be approved by Titan's liquidators.

F.     Dividends and paying agents

        Not applicable.

G.    Statement by experts

        Not applicable.

H.    Documents on display

        Titan is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and accordingly files reports and other information with the SEC. You may read and copy any document filed by Titan with the SEC without charge at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of documents may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, including Titan, who file electronically with the SEC. The address of that site is http://www.sec.gov

        As a foreign private issuer, Titan is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and Titan's officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, Titan is not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable United States law is available for public review at Titan's principal executive offices.

I.     Subsidiary information

        Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Not applicable.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

        As required by Rule 13a-15 under the Exchange Act, Titan carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2004, being the end of the period covered by this Annual Report. This evaluation was carried out under the supervision and with the participation of Titan's principal executive officer, Barry R. Elson and Group Finance Director, Neil Smith. Based upon that evaluation, these individuals concluded Titan's disclosure controls and procedures are effective in timely alerting management to material information relating to Titan required to be included in its periodic filings with the U.S. Securities and Exchange Commission.

        On December 15, 2004 Telewest announced that its Audit Committee was commencing an independent review of certain business practices of a subsidiary of Titan's former content division, IDS, which sells advertising time on television channels in which Titan formerly had an ownership interest. Telewest's Audit Committee engaged independent counsel and accountants to assist it. Their review has been completed, with the finding that the activities in question should not result in any material liability, do not evidence material weakness or deficiency in internal controls and do not give rise to any obligation for Telewest to amend or restate previously filed financial statements and periodic reports. Telewest's management indicated that it has made and will continue to make modifications to these business practices in a manner consistent with Telewest's Audit Committee's conclusions. Telewest further indicated that based on the recommendations of its Audit Committee it is taking steps to further strengthen internal controls at IDS and to improve the integration and alignment of IDS controls and procedures with those of the rest of the Telewest group. Telewest has indicated that it does not believe that the impact of the changed business practices or of the additional steps will be material to its financial statements, results of operations or financial condition.

        Disclosure controls and procedures are controls and other procedures designed to ensure that information required to be disclosed in Titan's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Titan's reports filed under the Exchange Act is accumulated and communicated to management, including Titan's principal executive officer and Group Finance Director, to allow timely decisions regarding required disclosure.

        During the year ended December 31, 2004, there were no changes in Titan's internal control over financial reporting that have materially affected, or are reasonably likely to affect, Titan's internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        As a result of the Financial Restructuring and the anticipated liquidation, Titan's board of directors has not made any determination with respect to the existence of a "financial expert" on the audit committee. The duties of the audit committee are undertaken by the board. For a description of Titan's audit committee during the period covered by this Annual Report, see "Item 6.C.—Board Practices—Board Powers, Composition and Term of Office—Committees."

ITEM 16B.    CODE OF ETHICS

        In light of the Financial Restructuring and the anticipated liquidation of Titan, Titan has not adopted a "code of ethics" as that term is used for purposes of Form 20-F. Telewest, the new holding company for the Telewest group of companies, has adopted and made public a code of ethics in accordance with the rules promulgated by the SEC relating to US companies.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Details of the aggregate fees billed for each of the last two fiscal years for professional services rendered by Titan's independent auditors, KPMG Audit Plc, for the audit of Titan's consolidated annual financial statements are set out below:

	2004	2003
	£ million	£ million
Audit Fees	0.3	1.1
Audit-Related Fees(1)	0.8	1.0
Tax Fees(2)	1.2	0.8

Total	2.3	2.9

(1)
Audit-Related Fees primarily related to services rendered in respect of Titan's Financial Restructuring.

(2)
Tax fees comprise compliance services and technical advice associated with relevant UK and international laws and regulations and, in particular, in the context of assessing the potential implications of the Financial Restructuring.

        Prior to the resignations of Ms. Kingsmill and Mr. Rice on April 30, 2004, the audit committee established a policy concerning the provision of non-audit services by the auditors and all of the services provided in the year were engaged in accordance with this policy.

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
4.1
Transfer Agreement among Telewest Communications plc, Telewest Global, Inc. and Telewest UK Limited (Incorporated by reference to Telewest Global, Inc.'s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 22, 2005 (Registration No. 333-110815).)
4.2	Amendment to Transfer Agreement among Telewest Communications plc, Telewest Global, Inc. and Telewest UK Limited, dated May 19, 2005.(1)
4.3
Form of Noteholder Voting Agreement among Telewest Communications plc, Telewest Finance (Jersey) Limited and Fidelity Management & Research Co. relating to the voting of notes in the schemes of arrangement, including a schedule of parties who have entered into substantially identical voting agreements with Titan Cable plc and Telewest Finance (Jersey), that have been omitted in reliance on Rule 12b-30 under the Securities Exchange Act of 1934, as amended.(1)
4.4	Voting Agreement dated April 28, 2004 of Liberty Media relating to the voting of its ordinary shares and notes and termination of the Relationship Agreement.(1)
4.5	Voting Agreement dated April 28, 2004 of IDT Corporation relating to the voting of its ordinary shares.(1)
7	Computation of (deficiency)/surplus of earnings to fixed charges.(1)
8	List of Subsidiaries of the Company.(1)
12.1	Certification pursuant to Rule 15d-14(a), as adopted by Section 302 of the Sarbanes-Oxley Act of 2002, signed by Barry R. Elson, principal executive officer.(1)
12.2	Certification pursuant to Rule 15d-14(a), as adopted by Section 302 of the Sarbanes-Oxley Act of 2002, signed by Neil Smith, Group Finance Director.(1)
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, signed by Barry R. Elson, principal executive officer.(1)
13.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, signed by Neil Smith, Group Finance Director.(1)

(1)
Filed herewith.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Titan Cable plc certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Titan Cable plc
By:	/s/ Neil Smith Name: Neil Smith Title: Group Finance Director

June 29, 2005

Titan Cable plc and Subsidiaries

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Titan Cable plc and subsidiaries:

        We have audited the accompanying consolidated balance sheets of Titan Cable plc and subsidiaries (the "Group") as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity/(deficit) and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Titan Cable plc and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 3, the Group incurred substantial operating and net losses and substantial borrowings that raised substantial doubt about its ability to continue as a going concern prior to undergoing a financial restructuring in July 2004.

KPMG Audit Plc
London, United Kingdom
June 30, 2005

Titan Cable plc

Consolidated Statements of Operations

years ended December 31

	Notes	2004 (Note 2)	2004	2003	2002
		$ million	£ million	£ million	£ million
Operating costs and expenses
Selling, general and administrative expenses		(58)	(30)	(23)	(27)

Operating loss		(58)	(30)	(23)	(27)
Other income/(expense)
Interest income		4	2	4	3
Interest expense (including amortization of debt discount)		(308)	(161)	(334)	(338)
Foreign exchange gains, net		73	38	266	218
Share of net profit/(losses) of affiliates and impairment		—	—	—	—

Loss from continuing operations before income taxes		(289)	(151)	(87)	(144)
Income taxes		—	—	—	—

Loss from continuing operations		(289)	(151)	(87)	(144)

Discontinued operations:
Income/(loss) from operations of discontinued business transferred to Telewest Global, Inc. (including profit on disposal of £2,706 million ($5,185 million) in 2004)		5,191	2,709	(96)	(2,645)
Income taxes		—	—	—	—

Income/(loss) from discontinued operations		5,191	2,709	(96)	(2,645)

Net income/(loss)		4,902	2,558	(183)	(2,789)

Basic and diluted earnings/(loss) per ordinary share:
Loss from continuing operations		$(0.10)	£(0.05)	£(0.03)	£(0.05)
Earnings/(loss) from discontinued operations		$1.80	£0.94	£(0.03)	£(0.92)

Basic and diluted earnings/(loss) per ordinary share		$1.70	£0.89	£(0.06)	£(0.97)
Weighted average number of ordinary shares outstanding (millions)		2,874	2,874	2,874	2,873

See accompanying notes to the consolidated financial statements.

Titan Cable plc

Consolidated Balance Sheets

years ended December 31

	Notes	2004 (Note 2)	2004	2003
		$ million	£ million	£ million
Assets
Cash and cash equivalents		—	—	427
Secured cash deposits restricted for more than one year		—	—	13
Trade receivables (net of allowance for doubtful accounts of £nil in 2004 and £13 million for 2003)		—	—	114
Other receivables	7	2	1	39
Prepaid expenses		—	—	16

Total current assets		2	1	609
Investment in affiliates, accounted for under the equity method, and related receivables	8	—	—	362
Property and equipment (net of accumulated depreciation of £nil in 2004 and £3,196 million 2003)	9	—	—	2,421
Goodwill (net of accumulated amortization of £nil in 2004 and £2,593 million 2003)		—	—	447
Programming inventory		—	—	27
Other assets (net of accumulated amortization and write offs of £nil for 2004 and £76 million for 2003)	11	—	—	23

Total assets		2	1	3,889

Liabilities and shareholders' funds
Accounts payable		—	—	98
Other liabilities	12	2	1	809
Debt repayable within one year	13	—	—	5,287
Capital lease obligations repayable within one year		—	—	89

Total current liabilities		2	1	6,283
Deferred tax	14	—	—	108
Debt repayable after more than one year	13	—	—	6
Capital lease obligations repayable after more than one year		—	—	51

Total liabilities		2	1	6,448

Minority interests		—	—	(1)

Shareholders' (deficit)/equity
Ordinary shares, 10 pence par value; 4,300 million authorized; 2,874 million and 2,873 million issued in 2004 and 2003 respectively		550	287	287
Limited voting convertible ordinary shares, 10 pence par value; 300 million authorized; 82 million and 82 million outstanding in 2004 and 2003 respectively		15	8	8
Additional paid in capital		8,091	4,223	4,223
Accumulated deficit		(8,656)	(4,518)	(7,076)
Accumulated other comprehensive loss	17	—	—	—

Total shareholders' deficit		—	—	(2,558)

Total liabilities and shareholders' equity/(deficit)		2	1	3,889

Commitments and contingencies	18

See accompanying notes to the consolidated financial statements.

Titan Cable plc

Consolidated Statements of Cash flows

years ended December 31

	2004 (Note 2)	2004	2003	2002
	$ million	£ million	£ million	£ million
Cash flows from operating activities
Net income/(loss)	4,902	2,558	(183)	(2,789)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Depreciation	353	184	389	495
Impairment of fixed assets	—	—	—	841
Impairment of goodwill	—	—	—	1,445
Amortization and write off of deferred financing costs and issue discount on Senior Discount Debentures	57	30	93	114
Deferred tax charge/(credit)	2	1	23	(28)
Unrealized gains on foreign currency translation	(77)	(40)	(268)	(213)
Non-cash accrued share based compensation credit	—	—	—	(1)
Share of net (profits) of affiliates and impairment	(15)	(8)	(1)	(10)
(Profit)/loss on disposal of assets	—	—	(8)	92
Amounts written off investments	2	1	—	—
Profit on disposal of discontinued operations	(5,185)	(2,706)	—	—
Changes in operating assets and liabilities, net of effect of acquisition of subsidiaries
Change in receivables	17	9	28	19
Change in prepaid expenses	(48)	(25)	10	6
Change in accounts payable	52	27	(10)	17
Change in other liabilities	272	142	238	100
Change in other assets	(6)	(3)	(3)	15

Net cash provided by operating activities	326	170	308	103

Cash flows from investing activities
Cash paid for property and equipment	(243)	(127)	(228)	(448)
Cash paid for acquisition of subsidiaries, net of cash acquired	—	—	(1)	—
Cash disposed with subsidiaries	(887)	(463)	—	—
(Payment)/repayment of loans made to joint ventures, net	(8)	(4)	7	9
Proceeds from disposal of assets	—	—	—	1
Disposal of subsidiary undertaking, net of cash disposed	—	—	—	14
Disposal of associate undertaking, net of cash disposed	13	7	10	59

Net cash used in investing activities	(1,125)	(587)	(212)	(365)

Cash flows from financing activities
Net proceeds from maturity of forward contracts	—	—	—	76
Release/(placement) of restricted deposits	25	13	(1)	8
Repayments from borrowings under old credit facilities	—	—	(1)	(2)
Repayment of SMG equity swap	—	—	—	(33)
Proceeds from borrowings under new credit facilities	—	—	—	640
Capital element of finance lease repayments	(44)	(23)	(57)	(51)

Net cash (used)/provided by financing activities	(19)	(10)	(59)	638

Net (decrease)/increase in cash and cash equivalents	(818)	(427)	37	376
Cash and cash equivalents at beginning of year	818	427	390	14

Cash and cash equivalents at end of year	—	—	427	390

See accompanying notes to the consolidated financial statements.

Titan Cable plc

Consolidated Statements of Shareholders' Equity/(Deficit)
and Comprehensive Loss

	Ordinary shares	Limited voting shares	Shares held in trust	Additional paid-in capital	Other Comprehensive loss	Accumulated deficit	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Balance at December 31, 2001	287	8	(1)	4,224	37	(4,104)	451
Unrealised gain/(loss) on derivative financial instruments:
Amounts reclassified into earnings	—	—	—	—	(48)	—	(48)
Net loss	—	—	—	—	—	(2,789)	(2,789)

Total comprehensive loss							(2,837)
Accrued share based compensation cost/(credit)	—	—	1	(1)	—	—	—

Balance at December 31, 2002	287	8	—	4,223	(11)	(6,893)	(2,386)
Unrealised gain/(loss) on derivative financial instruments:
Amounts reclassified into earnings	—	—	—	—	11	—	11
Net loss	—	—	—	—	—	(183)	(183)

Total comprehensive loss							(172)

Balance at December 31, 2003	287	8	—	4,223	—	(7,076)	(2,558)
Net income	—	—	—	—	—	2,558	2,558

Total comprehensive income							2,558

Balance at December 31, 2004	287	8	—	4,223	—	(4,518)	—

See accompanying notes to the consolidated financial statements.

Titan Cable plc

Notes to Consolidated Financial Statements

Year Ended December 31, 2004

1      ORGANIZATION AND HISTORY

        Titan Cable plc, formerly known as Telewest Communications plc ("the Company"), and its subsidiary undertakings (together "the Group") provided cable television, telephony and internet services to business and residential customers in the United Kingdom ("UK"). The Group derived its cable television revenues from installation fees, monthly basic and premium service fees and advertising charges. The Group derived its telephony revenues from connection charges, monthly line rentals, call charges, special residential service charges and interconnection fees payable by other operators. The Group derived its internet revenues from installation fees and monthly subscriptions to its internet service provider.

        The Group also engaged in broadcast media activities, being the supply of entertainment content, interactive and transactional services to the UK pay-television broadcasting market.

2      BASIS OF PREPARATION

        The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Group's significant estimates and assumptions include capitalization of labor and overhead costs; impairment of goodwill and long-lived assets (see note 5); and accounting for debt and financial instruments. Actual results could differ from those estimates.

        On July 14, 2004, Titan transferred substantially all of its assets, operations and liabilities to a subsidiary of Telewest Global, Inc. in connection with the Financial Restructuring. As a result of the Financial Restructuring, Titan no longer has any operations, revenue or expenses. On May 20, 2005, Titan's shareholders approved the appointment of liquidators for the purpose of winding up the Company's affairs.

        In accordance with Financial Accounting Standard ("SFAS") No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), the businesses transferred to Telewest in connection with the Financial Restructuring have been restated as discontinued operations.

        The economic environment in which the Group operates is the United Kingdom, and therefore its reporting currency is sterling (£). Certain financial information for the year ended December 31, 2004 has been translated into US dollars ($), with such US dollar amounts being unaudited and presented solely for the convenience of the reader, at the rate of $1.9160 = £1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2004. The presentation of the US dollar amounts should not be construed as a representation that the sterling amounts could be so converted into US dollars at the rate indicated or at any other rate.

3      FINANCIAL RESTRUCTURING

        Titan incurred substantial operating and net losses and substantial borrowings prior to its financial restructuring, principally to fund the capital costs of its network construction, operations and the acquisition of UK cable assets. In the first half of 2002, a series of circumstances, including the well-publicized downturn in the telecommunications, media and technology sector, increasingly tight capital markets, and the downgrading of Titan's corporate credit ratings, severely limited its access to financing and consequently impaired its ability to service debt and refinance its existing debt obligations.

        In April 2002, Titan began exploring a number of options to address its funding requirements, and subsequently began discussions with, among others, an ad hoc committee of its noteholders, its senior lenders and other creditors. After extensive negotiations with these creditors, the terms, conditions and structure of a financial restructuring were substantially agreed between these creditors and certain major shareholders at the time.

        The financial restructuring received the approval of Titan's creditors on June 1, 2004. Among other matters the financial restructuring resulted in:

  •
  the reorganization of Titan's business under Telewest Global, Inc. ("Telewest");

  •
  the cancellation of all of the outstanding notes and debentures of Titan and Telewest Finance (Jersey) Limited ("Telewest Jersey"), its Jersey-based finance subsidiary company, in return for the distribution of 98.5% of Telewest's common stock, and the distribution of the remaining 1.5% of Telewest's common stock to Titan's shareholders, in accordance with English and Jersey schemes of arrangement involving certain creditors of Titan and Telewest Jersey. This reduced the total outstanding indebtedness of the business from approximately £5.8 billion to approximately £2.0 billion and significantly reduced interest expense;

  •
  the entry into an amended senior secured credit facility; and

  •
  the cessation of dealings in Titan's shares on the London Stock Exchange and its American Depository Receipts on the Nasdaq National Market.

        On July 13, 2004, Telewest, Titan and Telewest UK entered into a transfer agreement (the "Transfer Agreement"). The Transfer Agreement provided for the transfer of substantially all of the assets of Titan (including the shares in Telewest Communications Networks Limited ("TCN") and its other operating companies, but excluding the shares in Telewest Jersey and one share of Telewest's common stock) to Telewest UK. The asset transfer contemplated by the Transfer Agreement was completed on July 14, 2004.

        On July 15, 2004, Titan's financial restructuring became effective. As a result, all outstanding notes and debentures of Titan and Telewest Jersey were cancelled. A total of 241,325,000 shares, or 98.5%, of Telewest's common stock were distributed by an escrow agent to the noteholders of Titan and Telewest Jersey's notes and debentures and certain other scheme creditors. The remaining 3,675,000 shares, or 1.5%, of Telewest's common stock were distributed to Titan's existing shareholders. As part of the financial restructuring, on July 15, 2004, TCN entered into an amendment of its senior secured credit facility.

        As a condition to completing the amendment to the senior secured credit facility, £160 million outstanding on the senior secured credit facility was repaid. The amended facility provided for fully committed facilities of £2,030 million. Subsequent to the financial restructuring this facility was replaced with further new facilities.

        Trading in Telewest's common stock on the Nasdaq National Market commenced on July 19, 2004 under the symbol "TLWT."

        On May 20, 2005, Titan's shareholders approved the appointment of liquidators for the purpose of winding up the Company's affairs.

4      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Introduction

        In July 2004, the Company transferred substantially all of its assets, operations and liabilities to a subsidiary of Telewest in connection with the Financial Restructuring (see note 3). Since then, the Company has not carried out any operating activities other than those consistent with its winding up. Pursuant to SFAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets, the businesses transferred have been restated as discontinued operations.

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

Impairment of long lived assets and goodwill

        The Group applies Statement of Financial Accounting Standard ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires that long-lived assets and certain identifiable intangibles, including goodwill, to be held and used by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indications of impairment are determined by reviewing undiscounted projected future cash flows. If impairment is indicated, the amount of the impairment is the amount by which the carrying value exceeds the fair value of the assets.

        The Group reviews the carrying values of its investments in affiliates, including any associated goodwill, to ensure that the carrying value of such investments is stated at no more than their recoverable amounts. The Group assesses the recoverability of its investments by determining whether the carrying value of the investments can be recovered through projected discounted future operating cash flows (excluding interest) of the operations underlying the investments. The assessment of the recoverability of the investments will be impacted if projected future operating cash flows are not achieved. The amount of impairment, if any, is measured based on the projected discounted future operating cash flows using a rate commensurate with the risks associated with the assets.

Goodwill and other intangible assets

        Goodwill arising from business combinations and intangible assets with indefinite lives is not amortized but is subject to annual review for impairment (or more frequently should indications of impairment arise) under SFAS 142, Goodwill and Intangible Assets.

        Impairment of goodwill is determined using a two-step approach, initially based on a comparison of the reporting unit's fair value to its carrying value; if the fair value is lower than the carrying value, then the second step compares the asset's fair value (implied fair value for goodwill and reorganization value in excess of amounts allocable to identifiable assets) with its carrying value to measure the amount of the impairment. Impairment of intangible assets with indefinite lives is determined based on a comparison of fair value to carrying value. Any excess of carrying value over fair value is recognized as an impairment loss. The Company carries out its annual impairment review during the fourth quarter consistent with the annual budgetary timetable.

        Goodwill associated with equity method investments is also not amortized but is subject to impairment testing as part of the investment to which it relates in accordance with Accounting Principles Board Opinion ("APB") No 18, The Equity Method of Accounting for Investments in Common Stock.

Cash and cash equivalents

        Cash and cash equivalents include highly liquid investments with original maturities of three months or less that are readily convertible into cash.

Derivatives and hedging

        All derivative instruments are recognized at their fair value as assets or liabilities in the Reorganized Company's balance sheet in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated a hedge and if so, the type of hedge and its effectiveness as a hedge. For derivatives, which are not designated as hedges, changes in fair value are recorded immediately in net income/(loss).

        For derivatives designated as cash flow hedges, changes in fair value on the effective portion of the hedging instrument are recorded within other comprehensive income until the hedged transaction occurs and are then recorded within net income/(loss). Changes in the ineffective portion of a hedge are immediately recorded in net income/(loss). For derivatives designated as fair value hedges, changes in fair value are recorded within net income/(loss).

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

Advertising costs

        Advertising costs are expensed as incurred. The amount of advertising costs expensed was £20 million, £41 million, and £52 million for the years ended December 31, 2004, 2003, and 2002, respectively.

Property and equipment

        Property and equipment is stated at cost. Depreciation is provided to write-off the cost of property and equipment by equal instalments over their estimated useful economic lives as follows:

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

Minority interests

        Recognition of the minority interests' share of losses of consolidated subsidiaries is limited to the amount of such minority interests' allocatable portion of the equity of those consolidated subsidiaries.

Foreign currencies

        Transactions in foreign currencies are recorded using the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange prevailing at the balance sheet date and the gains or losses on translation are included in the consolidated statement of operations.

Revenue recognition

        Revenues are recognized as network communication services are provided. Credit risk is managed by disconnecting services to customers who are delinquent. In accordance with SFAS 51 Financial Reporting by Cable Television Companies, connection and activation fees (initial hook-up revenue) relating to services delivered over the cable network, which include cable television, telephony and internet, are recognized in the period of connection to the extent that such fees are less than direct selling costs. Excess connection and activation fees over direct selling costs incurred are deferred and amortized to income over the period the customers are expected to remain connected to the cable network.

        Programming revenues are recognized in accordance with SOP 00-2, Accounting by Producers or Distributors of Films. Revenue on transactional and interactive sales is recognized as and when the services are delivered. Advertising sales revenue is recognized at estimated realizable values when the advertising is aired.

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

Pension costs

        Prior to completion of the Financial Restructuring Titan operated a defined contribution scheme (the Telewest Communications Pension Plan) or contributed to third-party schemes on behalf of employees. The Telewest Communications Pension Plan was transferred to Telewest on July 14, 2005 in connection with the Financial Restructuring. The amount included in expenses in 2004, 2003 and 2002 of £10 million, £11 million and £10 million, respectively, represents the contributions payable to the selected schemes in respect of the relevant accounting periods. The Group has no obligation to fund third-party pension schemes.

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

        Shares purchased by the trustees in connection with the Titan Restricted Share Scheme and certain LTIP awards, are valued at cost and are reflected as a reduction of shareholders' equity in the consolidated balance sheet. This equity account is reduced when the shares are issued to employees based on the original cost of the shares to the trustees.

        During 2004 and 2003, no options or awards were granted over any ordinary shares of the Company.

        If compensation costs for share option grants and awards under the RSS, LTIP, Executive Option Schemes and EPP had been determined based on their fair value at the date of grant for 2001 consistent with the method prescribed by SFAS 123, the Group's net loss and basic and diluted loss per share would have been adjusted to the pro forma amounts set out below:

	2004	2003	2002
	£ million	£ million	£ million
Net income/(loss)
as reported	2,558	(183)	(2,789)
pro forma	2,558	(183)	(2,766)

	Pence	Pence	Pence
Basic and diluted earnings/loss per share
as reported	89	(6)	(97)
pro forma	89	(6)	(96)

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

Earnings per share

        Basic earnings per share has been computed by dividing net income/loss available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed by adjusting the weighted average number of ordinary shares outstanding during the year for all dilutive potential ordinary shares outstanding during the year and adjusting the net income/loss for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net loss and number of shares used for basic and diluted net loss per ordinary share, as potential ordinary share equivalents for employee share options and convertible debt are not included in the computation as their effect would be to decrease the loss per share. The number of potential ordinary shares was 393 million, in 2004, 2003 and 2002, respectively.

Programming Inventory

        Programming inventory represents television programming libraries held by each of the Company's television channels and are stated at cost. Programming is recognized as inventory when a contractual purchase obligation exists, it has been delivered to the Company and is within its permitted broadcasting period. Programming inventory is periodically reviewed and a provision made for impairment or obsolescence.

5      IMPAIRMENT OF ASSETS

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

        During the three months ended December 31, 2003, the Group undertook a step 1 impairment review of goodwill on its Cable and Content reporting units and its affiliate, UKTV. The review compared the carrying value of each reporting unit to its respective fair value, as determined by discounted cash flows based on the Group's budget and long-range plan. The review concluded that the fair value of both reporting units were greater than the respective carrying values.

        For the year ended December 31, 2002, the review found evidence of impairment in the value of goodwill arising on the core Cable and Content reporting units and in the value of the affiliated undertaking UKTV. The carrying amounts of goodwill, fixed assets and the investments in the affiliated undertakings were written down to fair value, resulting in a charge of £1,445 million against goodwill, an impairment charge of £841 million against fixed assets and a charge of £88 million against the investments in affiliated undertakings. These charges have been included in the Statement of Operations within discontinued operations. The estimated fair value of the goodwill and the investment in UKTV was based on projected future cash flows at a post-tax discount rate of 11.5% which the Group believes is commensurate with the risks associated with the assets. The projected future cash flows were determined using the Company's ten-year plan for the business, with a terminal value which takes into account analysts' and other published projections of future trends across pay-television platforms, including the total television advertising market.

        The changes in the carrying amount of goodwill for the years ended December 31, 2004, 2003 and 2002 by reportable segment are as follows:

	Cable	Content	Total
	£ million	£ million	£ million
Balance as of January 1, 2002	1,322	570	1,892
Impairment of goodwill	(1,016)	(429)	(1,445)

Balance as of December 31, 2002 and 2003	306	141	447

Disposal	(306)	(141)	(447)

Balance as of December 31 2004	—	—	—

6      SUPPLEMENTAL DISCLOSURES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

        Cash paid for interest was £83 million, £150 million and £287 million for the years ended December 31, 2004, 2003 and 2002, respectively. Cash received in respect of consortium tax relief for the year ended December 31, 2004, 2003 and 2002 was £2 million, £3 million and £0.

7      OTHER RECEIVABLES

	At December 31
	2004	2003
	£ million	£ million
Interconnection receivables	—	8
Accrued income	—	25
Other	1	6

	1	39

        Accrued income primarily represents telephone calls made by Consumer Sales Division subscribers and Business Sales Division customers that have not been billed as at the accounting period end. The period of time over which billings have not been raised varies between two days and four weeks.

8      INVESTMENTS

        The Group had investments in affiliates accounted for under the equity method as follows:

	Percentage ownership at December 31
	2004	2003
Front Row Television Limited	0%	50.0%
sit-up Limited	0%	30.9%
UKTV	0%	50.0%

        The Group's investments in affiliates were disposed on July 14, 2004 following completion of the asset transfer agreement with Telewest and Telewest UK.

	At December 31
	2004	2003
	£ million	£ million
The Group's investments in affiliates are comprised as follows:
Loans	—	197
Share of net assets and goodwill	—	165

	—	362

9      PROPERTY AND EQUIPMENT

	At December 31
	2004	2003
	£ million	£ million
Land and buildings	—	151
Cable and dwelling	—	3,584
Electronic equipment	—	1,602
Other equipment	—	626

		5,963
Less: Accumulated depreciation	—	(3,542)

Property and equipment, net	—	2,421

        Cable and ducting consisted principally of civil engineering and fiber optic costs. In addition, cable and ducting included net book value of pre-construction and franchise costs of £nil million and £5 million as of December 31, 2004 and 2003, respectively. Electronic equipment included the Group's switching, headend and converter equipment. Other equipment consisted principally of motor vehicles, office furniture and fixtures and leasehold improvements.

10    VALUATION AND QUALIFYING ACCOUNTS

	Balance at January 1	Additions charged to costs and expenses	Deductions	Balance at December 31
	£ million	£ million	£ million	£ million
2004 Allowance for doubtful accounts	13	—	(13)	—
2003 Allowance for doubtful accounts	12	1	—	13
2002 Allowance for doubtful accounts	16	—	(4)	12

11    OTHER ASSETS

        The components of other assets, net of amortization and write offs, are as follows:

	At December 31
	2004	2003
	£ million	£ million
Deferred financing costs of Senior Secured Facility	—	23

12    OTHER LIABILITIES

        Other liabilities are summarized as follows:

	At December 31
	2004	2003
	£ million	£ million
Deferred income	—	113
Accrued construction costs	—	53
Accrued programming costs	—	18
Accrued interconnect costs	—	14
Accrued interest	—	429
Accrued staff costs	—	23
Accrued expenses	—	61
Other liabilities	1	98

	1	809

13    DEBT

        Debt is summarized as follows at December 31, 2004 and 2003:

	Weighted average interest rate
	2004	2003	2002	2004	2003
	%	%	%	£ million	£ million
Accreting Notes 2003	5	5	5	—	294
Senior Convertible Notes 2005	6	6	6	—	280
Senior Debentures 2006	9.625	9.625	9.625	—	168
Senior Convertible Notes 2007	5.25	5.25	5.25	—	300
Senior Discount Debentures 2007	11	11	11	—	861
Senior Notes 2008	11.25	11.25	11.25	—	196
Senior Discount Notes 2009	9.875	9.875	9.875	—	316
Senior Discount Notes 2009	9.25	9.25	9.25	—	273
Senior Notes 2010	9.875	9.875	9.875	—	374
Senior Discount Notes 2010	11.375	11.375	11.375	—	224
Senior Secured Facility	6.32	5.92	6.223	—	2,000
Other debt	5.11	5.11	5.11	—	1

Debt repayable within one year				—	5,287
Other debt due after more than one year	5.11	5.11	6.7	—	6

Total debt				—	5,293

        The notes and debentures were extinguished upon completion of the Financial Restructuring of the Company.

Senior Secured Facility

        On March 16, 2001 the Group entered into a new senior secured credit facility (the "Senior Secured Facility") with a syndicate of banks for £2,000 million, of which £1,855 million was drawn down at December 31, 2003. The Group was able to raise a further £250 million from institutional investors (the "Institutional Tranche") of which £145 million was drawn down at December 31, 2003. The first drawdowns under the Senior Secured Facility were used to repay amounts owed under the old senior secured credit facilities.

        Borrowings under the Senior Secured Facility were secured on the assets of the Group including the partnership interests and shares of subsidiaries and bear interest at 0.5% to 2.0% over LIBOR (depending on the ratio of borrowings to quarterly, annualized, consolidated net operating cash flow). Borrowings under the Institutional Tranche bore interest at up to 4% above LIBOR.

        The Senior Secured Facility contained cross-default clauses with other debt instruments. As a result of the Group being in default on certain of its Debentures and Notes, it was in default on the Senior Secured Facility prior to the Financial Restructuring (see note 3). In addition, on March 14, 2003, Titan notified its Senior Lenders that, as a result of the exceptional items incurred in 2002 and their impact on Titan's net operating cash flow, it would breach certain financial covenants under its bank facility in respect of the quarter ended December 31, 2002. On May 16, 2003 the Group further notified the Senior Lenders that it was in breach of the financial covenants for the three-month period ended March 31, 2003 (two covenants breached) due to continuing fees paid in connection with the Financial Restructuring and the tightening of covenants.

        Upon completion of Financial Restructuring on July 15, 2004, the Group repaid in full its senior secured credit facilities.

Other debt

        Other debt comprises bank loans which are property loans secured on certain land and buildings held by the Group. The balance at December 31, 2004 and 2003 was £nil and £7 million respectively.

14    INCOME TAXES

        Income/(loss) before income taxes and all related income tax expense or benefit are solely attributable to the UK.

        The provisions for income taxes from continuing operations follow:

	2004	2003	2002
	£ million	£ million	£ million
Income tax (expense)/benefit	—	7	—
Deferred tax (expense)/benefit	—	(23)	28

	—	(16)	28

        A reconciliation of income taxes from continuing operations determined using the statutory UK rate of 30% (2003 and 2002: 30%) to the effective rate of income tax is as follows:

	Year ended December 31
	2004	2003	2002
	%	%	%
Corporate tax at UK statutory rates	30	30	30
Write down of goodwill	—	—	(14)
Non deductible expenses	(6)	(3)	(2)
Prior year adjustment related to NOL carryforwards and investment in affiliates	—	40	—
Change in valuation allowance	(24)	(77)	(13)

Effective rate of taxation	—	(10)	1

        Deferred income tax assets and liabilities at December 31, 2004 and 2003 are summarized as follows:

	2004	2003
	£ million	£ million
Deferred tax assets relating to:
Fixed assets	—	880
Net operating loss carried forward	—	505
Other—investments	—	26

Deferred tax asset	—	1,411
Valuation allowance	—	(1,411)
Investments in affiliates	—	(108)

Deferred tax liability per balance sheet	—	(108)

        At December 31, 2004 the Group estimates that it has, subject to Inland Revenue agreement, no net operating losses ("NOLs") available to relieve against future profits. From 2004 to 2005, the valuation allowance decreased to £0 because the Group had no deferred tax assets or liabilities (2003: From 2002 to 2003 the valuation allowance increased by £128 million).

15    SHAREHOLDERS' EQUITY

Limited voting convertible ordinary shares

        The ordinary shares and the limited voting convertible ordinary shares have the same rights, except that the limited voting convertible ordinary shares do not confer the right to vote on resolutions to appoint, reappoint, elect or remove directors of Titan. No application will be made for the limited voting convertible ordinary shares to be listed or dealt in on any stock exchange. Holders of limited voting convertible ordinary shares are entitled to convert all or some of their limited voting convertible ordinary shares into fully paid ordinary shares, provided that the conversion would not result in a change of control of the Company for the purposes of the indentures governing certain Notes and Debentures. Such conversion takes place on the basis of one fully paid ordinary share for one limited voting convertible ordinary share. The limited voting convertible ordinary shares are convertible into ordinary shares at the Company's option at any time, subject to certain conditions. The sole holders of the limited voting convertible ordinary shares are Liberty Media and IDT Corporation ("IDT"), following IDT's acquisition of Microsoft's holding in the Company on May 23, 2003.

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

        Future purchases of ordinary shares and/or limited voting convertible ordinary shares by members of the Liberty Media Group and/or IDT will, however, be subject to Rule 9 of the UK's City Code on Take-overs and Mergers because both classes of shares are treated as voting shares for that purpose. Under Rule 9, when any person acquires, whether by a series of transactions over a period of time or not, shares which (taken together with shares held or acquired by persons acting in concert with him) carry 30% or more (but less than 50%) of the voting rights of a public company, that person is normally required to make a general offer to shareholders for the entire share capital of the company then in issue. Any person, or group of persons acting in concert, owning shares carrying 50% or more of the voting rights of a public company, subject to their own individual limits, is free to acquire further shares in that public company without giving rise to the requirement to make a general offer for the entire issued share capital of that company.

16    SHARE-BASED COMPENSATION PLANS

        For the years under review, Titan operated five types of employee stock-based compensation plans: the Executive Share Option Schemes ("ESOS"), the Sharesave Schemes, the Telewest Restricted Share Scheme ("RSS"), the Telewest Long Term Incentive Plan ("LTIP") and an Equity Participation Plan ("EPP").

        Following the sanction of the scheme of arrangement of Titan, the holders of options granted under its ESOS, Sharesave Schemes and part of the EPP were entitled to exercise their options (and acquire Telewest Shares) within the time periods specified in the rules of each scheme. These time periods ranged from a minimum of one month to a maximum of six months from the date that the scheme of arrangement was sanctioned by the High Court of England and Wales. To the extent that holders of options granted under Titan's Sharesave Schemes wished to exercise their options, the number of Titan Shares available for subscription were restricted to those that could be subscribed for with the proceeds of their saving contracts at the date of exercise. Options that were not exercised within the time periods specified in the relevant rules lapsed.

        Share awards granted under Titan's RSS, the remainder of the EPP and LTIP vested and were released in full. The Titan shares used to satisfy those awards were held either in the Telewest 1994 Employees' Share Ownership Plan (the "Trust") or were issued by Titan on the vesting of the share awards.

        During the years ended December 31, 2004, 2003 and 2002, no options or awards were granted over any ordinary shares of Titan.

        If Titan had applied the provisions of SFAS 123, its net income/(loss) would have been reported as the pro forma amounts indicated below:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	£ million	£ million	£ million
Net income/(loss) as reported	2,558	(183)	(2,789)
Less: pro forma employee compensation cost related to stock options	—	—	23

Pro forma net income/(loss)	2,558	(183)	(2,766)

Earnings/(loss) per share (basic and diluted):
As reported	£0.89	£(0.06)	£(0.97)
Proforma	£0.89	£(0.06)	£(0.96)

Performance-based share option compensation plans

        Titan had two performance-based share option plans: the 1995 (No. 1) Executive Share Option Scheme and the 1995 (No. 2) Executive Share Option Scheme. Under both plans, certain officers and employees were granted options to purchase ordinary shares of Titan. The exercise price of each option generally equaled the market price of Titan's ordinary shares on the date of grant. The options were exercisable between three and ten years after the date of grant with exercise conditional on Titan's shares out-performing by price the FTSE100 Index over any three-year period preceding exercise.

        A summary of the status of Titan's performance-based share option plans as of December 31, 2004, 2003 and 2002, and the changes during the years ended on those dates are presented below:

	Year ended December 31, 2004		Year ended December 31, 2003		Year ended December 31, 2002
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	72,020,360	124.4p	90,057,243	137.3p	97,699,837	136.4p
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited	(72,020,360)	124.4p	(18,036,883)	189.0p	(7,642,594)	126.0p

Outstanding at end of year	—	—	72,020,360	124.4p	90,057,243	137.3p

Options exercisable at year end	—	—	43,737,285	141.2p	36,358,298	141.4p

        Prior to the Financial Restructuring, share options were generally forfeited due to employees leaving Titan before their share options became exercisable or due to performance criteria not being met. Following Titan's financial restructuring, all remaining share options outstanding at December 21, 2004 were forfeited at that date.

Fixed share option compensation plans

        Titan also operated Sharesave Schemes, fixed share option compensation schemes. Under these plans, Titan granted options to employees to purchase ordinary shares at up to a 20% discount to market price. These options could be exercised only with funds saved by employees over time in a qualified savings account. The options were exercisable between 37 and 66 months after commencement of the savings contracts.

        A summary of the status of Titan's fixed share option plans as of December 31, 2004, 2003 and 2002, and the changes during the years ended on those dates are presented below:

	Year ended December 31, 2004		Year ended December 31, 2003		Year ended December 31, 2002
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	5,311,559	75.0p	8,969,286	78.0p	21,519,334	80.5p
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited	(5,311,559)	75.0p	(3,657,727)	82.4p	(12,550,048)	82.3p

Outstanding at end of year	—	—	5,311,559	75.0p	8,969,286	78.0p

Options exercisable at year end	—	—	5,953	115.9p	36,272	159.1p

        Prior to the Financial Restructuring, share options were generally forfeited due to employees leaving Titan before their share options became exercisable. Following Titan's financial restructuring, all options outstanding at December 21, 2004 were forfeited at that date.

Titan Restricted Share Scheme ("RSS")

        Titan operated the RSS in conjunction with an employment trust, the Telewest 1994 Employees' Share Ownership Plan Trust (the "ESOP"), which was designed to provide incentives to executives of Titan. Under the RSS, executives would be granted awards over ordinary shares of Titan based on a percentage of salary. The awards were made for no monetary consideration. The awards generally vested three years after the date of the award and were exercisable for up to seven years after the date when they vested.

        The compensation charge related to each award was based on the share price of the ordinary shares on the date the award was made.

        A summary of the status of the RSS as of December 31, 2004, 2003 and 2002, and the changes during the years ended on those dates are presented below:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	Number of shares	Number of shares	Number of shares
Outstanding at beginning of year	329,052	493,034	530,855
Granted	—	—	—
Exercised	(206,313)	—	—
Forfeited	(122,739)	(163,982)	(37,821)

Outstanding at end of year	—	329,052	493,034

Awards exercisable at year end	—	80,457	214,114

        Prior to the Financial Restructuring, share awards were generally forfeited due to employees leaving Titan before their awards became exercisable. Following Titan's financial restructuring, all awards outstanding at July 21, 2004 were forfeited at that date.

        Deferred compensation cost relating to the RSS was zero (2003: £57,000, 2002: £38,000).

Titan Long Term Incentive Plan ("LTIP")

        The LTIP provided for share awards to executive directors and senior executives. Under the LTIP, an executive would be awarded the provisional right to receive, for no payment, a number of Titan shares with a value equating to a percentage of base salary. The shares would not vest unless certain performance criteria, based on total shareholder return assessed over a three-year period were met. The percentage of salary was determined by Titan's Remuneration Committee and could have been up to 100% of base salary for executive directors.

        A summary of the status of the LTIP as of December 31, 2004, 2003 and 2002, and the changes during the periods ended on those dates are presented below:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	Number of shares	Number of shares	Number of shares
Outstanding at beginning of year	66,121	423,272	1,566,507
Granted	—	—	—
Exercised	(66,121)	(42,448)	(29,502)
Forfeited	—	(314,703)	(1,113,733)

Outstanding at end of year	—	66,121	423,272

Awards exercisable at year end	—	66,121	108,569

        Prior to the Financial Restructuring, share awards were forfeited due to employees leaving Titan before their awards became exercisable or due to performance criteria not being met.

        Deferred compensation cost relating to the LTIP was zero (2003: zero, 2002: zero).

Equity Participation Plan ("EPP")

        Titan's Remuneration Committee provided that, under the EPP, an employee with two years service or at manager level or above, could use up to 100% of the annual bonus payable to the employee to acquire Titan's shares ("bonus shares"). The employee had to deposit the bonus shares with the Trustee of the existing ESOP. In return, the employee was provisionally allocated for no payment a matching number of Titan's shares. Provided the bonus shares were retained for three years and the employee remained employed for three years, the bonus and matching shares would thereafter be released to the employee.

        A summary of the status of Titan's EPP at December 31, 2004, 2003 and 2002, and the changes during the years ended on those dates are presented below:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	Number of shares	Number of shares	Number of shares
Outstanding at beginning of year	196,709	305,570	572,053
Granted	—	—	—
Exercised	(82,704)	(103,394)	(256,790)
Forfeited	(25,479)	(5,467)	(9,693)

Outstanding at end of year	88,526	196,709	305,570

Options/awards exercisable at year end	—	196,709	123,168

        Prior to the Financial Restructuring, share options/awards were generally forfeited due to employees leaving Titan before their options/awards became exercisable.

        Following Titan's financial restructuring the remaining awards over 88,526 shares will be cancelled in Titan's liquidation.

        Deferred compensation cost relating to the EPP was zero (2003: zero, 2002: £80,000).

17    ACCUMULATED OTHER COMPREHENSIVE INCOME

	2004 Gains/(losses) on mark to market of cashflow hedges	2003 Gains/(losses) on mark to market of cashflow hedges	2002 Gains/(losses) on mark to market of cashflow hedges
	£ million	£ million	£ million
Balance at January 1	—	(11)	37
Amounts reclassified into earnings	—	11	(48)

Balance at December 31	—	—	(11)

18    COMMITMENTS AND CONTINGENCIES

Restricted cash

        At December 31, 2004, the Group has cash restricted as to use of £0 million (2003: £13 million which provided security for leasing obligations).

Other commitments

        The amount of capital expenditure authorized by the Group for which no provision has been made in the consolidated financial statements is as follows:

	2004	2003
	£ million	£ million
Contracted	—	12

        In addition the Group contracted to buy £23 million of programming rights for which the license period had not yet started in 2003 (2004: £nil).

Capital and operating leases

        The Group leased a number of assets under arrangements accounted for as capital leases, as follows:

	Acquisition costs	Accumulated depreciation	Net book Value
	£ million	£ million	£ million
At December 31, 2004:
Electronic equipment	—	—	—
Other equipment	—	—	—
At December 31, 2003:
Electronic equipment	131	(95)	36
Other equipment	221	(170)	51

        Depreciation charged on these assets was £23 million and £41 million for the years ended December 31, 2004 and 2003 respectively.

        The Group leased business offices and used certain equipment under lease arrangements accounted for as operating leases prior to the Financial Restructuring. Minimum rental expense under such arrangements amounted to £9 million, £18 million and £21 million for the years ended December 31, 2004, 2003 and 2002, respectively.

        The assets held under these leases were accounted for as follows:

	Acquisition costs	Accumulated depreciation	Net Book Value
	£ million	£ million	£ million
At December 31, 2004 Cable and ducting	—	—	—
At December 31, 2003 Cable and ducting	45	(7)	38

        Depreciation charged on these assets was £1 million and £2 million for the years ended December 31, 2004 and 2003 respectively.

Contingent liabilities

        The Group provided performance bonds in respect of its national license and to local authorities up to a maximum amount of £nil (2003: £6 million).

        The Group is a party to various other legal proceedings in the ordinary course of business which it does not believe will result, in aggregate, in a material adverse effect on its financial condition or results of operations.

19    RELATED PARTY TRANSACTIONS

Identity of relevant related parties

        Liberty Media, Inc ("Liberty") has been a related party of the Group, in that it controlled, directly or indirectly, more than 20% of the voting rights of the Group in 2002 and for the majority of 2003.

        IDT Corporation ("IDT") is a related party of the Group, in that following its acquisition of Microsoft's holding in the Company on May 23, 2003, it controls, directly or indirectly, more than 20% of the voting rights of the Group. Prior to this date Microsoft was a related party of the Group for the same reasons during 2002 and up to May 23, 2003.

        UKTV was a related party of the Group, as the Group owned 50% of the voting rights prior to the Financial Restructuring (see note 3).

        sit-up Limited ("sit-up") was a related party as the Group owned 30.3% of the voting rights prior to the Financial Restructuring (see note 3).

Nature of transactions

        The Group had no related party transactions with IDT.

        The Group purchased software and consultancy services from Microsoft, on normal commercial terms. Purchases in the year ended December 31, 2004 amounted to £0 (2003: £0 million, 2002: £1 million). The balance outstanding in respect of these purchases was £0 at December 31, 2004, 2003 and 2002.

        The Group has billed overheads and costs incurred on their behalf to UKTV and sit-up of £3 million and £0 million (2003: £7 million and £1 million, 2002: £11 million and £1 million) respectively. The Group has also made a loan to UKTV. Interest charged on this loan was £6 million (2003: £10 million, 2002: £12 million). Amounts due from UKTV and sit-up at December 31, 2004 were £0 million and £0 respectively (2003: £197 million and £0 million, 2002: £208 million and £4 million) respectively.

        In the normal course of its business the Group purchased programming from UKTV on normal commercial terms. Purchases in the year ended December 31, 2004 were £6 million (2003: £12 million, 2002: £13 million). The balance due to UKTV at December 31, 2004 was £0 (2003: £0, 2002: £0).

20    SUBSEQUENT EVENTS AND FINANCIAL RESTRUCTURING

        On May 20, 2005, Titan's shareholders voted to put Titan into a members' solvent voluntary liquidation and to approve the appointment of liquidators for the purpose of winding up the Company's affairs. Under English insolvency law, from the commencement of the winding up Titan must cease to carry on business, except so far as may be required for its beneficial winding up.

21    QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	2004
	Total		Fourth quarter	Third quarter		Second quarter		First quarter
	£ million, except per share data
Operating loss	(30)		(1)	(17)		(10)		(2)
Finance expenses, net	(159)		—	—		(82)		(77)
(Loss)/income from continuing operations	(151)		(1)	(17)		22		(155)
Income/(loss) from discontinued operations	2,709		—	2,706		(148)		151
Net income/(loss)	2,558		(1)	2,689		(126)		(4)
Basic and diluted earnings/(loss) per ordinary share	89	p	—	93	p	(4	p)	(0	p)

	2003
	Total		Fourth quarter		Third quarter		Second quarter		First quarter
	£ million, except per share data
Operating loss	(23)		(7)		(9)		(7)		—
Finance expenses, net	(330)		(90)		(80)		(80)		(80)
(Loss)/income from continuing operations	(87)		85		64		(107)		(129)
(Loss)/income from discontinued operations	(96)		(21)		(153)		112		(34)
Net (loss)/income	(183)		64		(89)		5		(163)
Basic and diluted (loss)/earnings per ordinary share	(6	p)	2	p	(3	p)	0	p	(5	p)

        Finance expenses include foreign exchange gains and losses on the retranslation or valuation of US Dollar-denominated financial instruments using period end exchange rates and market valuations.

22    SEGMENTAL INFORMATION

        As a result of the Financial Restructuring (see note 3), the Company has changed the way it is organized and the information reported to the chief operating decision-maker. The Company no longer has two segments and now reports under one segment.

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
4.1
Transfer Agreement among Telewest Communications plc, Telewest Global, Inc. and Telewest UK Limited (Incorporated by reference to Telewest Global, Inc.'s Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 22, 2005 (Registration No. 333-110815).)
4.2	Amendment to Transfer Agreement among Telewest Communications plc, Telewest Global, Inc. and Telewest UK Limited, dated May 19, 2005.(1)
4.3
Form of Noteholder Voting Agreement among Telewest Communications plc, Telewest Finance (Jersey) Limited and Fidelity Management & Research Co. relating to the voting of notes in the schemes of arrangement, including a schedule of parties who have entered into substantially identical voting agreements with Titan Cable plc and Telewest Finance (Jersey), that have been omitted in reliance on Rule 12b-30 under the Securities Exchange Act of 1934, as amended.(1)
4.4	Voting Agreement dated April 28, 2004 of Liberty Media relating to the voting of its ordinary shares and notes and termination of the Relationship Agreement.(1)
4.5	Voting Agreement dated April 28, 2004 of IDT Corporation relating to the voting of its ordinary shares.(1)
7	Computation of (deficiency)/surplus of earnings to fixed charges.(1)
8	List of Subsidiaries of the Company.(1)
12.1	Certification pursuant to Rule 15d-14(a), as adopted by Section 302 of the Sarbanes-Oxley Act of 2002, signed by Barry R. Elson, principal executive officer.(1)
12.2	Certification pursuant to Rule 15d-14(a), as adopted by Section 302 of the Sarbanes-Oxley Act of 2002, signed by Neil Smith, Group Finance Director.(1)
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, signed by Barry R. Elson, principal executive officer.(1)
13.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, signed by Neil Smith, Group Finance Director.(1)

(1)
Filed herewith.

EI-1

QuickLinks

TABLE OF CONTENTS
PART I
  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3. KEY INFORMATION
  ITEM 4. INFORMATION ON THE COMPANY
  ITEM 5. OPERATING AND FINANCIAL REVIEW
  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  ITEM 8. FINANCIAL INFORMATION
  ITEM 9. THE OFFER AND LISTING
  ITEM 10. ADDITIONAL INFORMATION
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15. CONTROLS AND PROCEDURES
  ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
  ITEM 16B. CODE OF ETHICS
  ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
  ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
  ITEM 16E. PURCHASES OF EQUITY SECURITIES AND AFFILIATED PURCHASERS
PART III
  ITEM 17. FINANCIAL STATEMENTS
  ITEM 18. FINANCIAL STATEMENTS
  ITEM 19. EXHIBITS